Form 20-F
period 2003-04-30
CHC HELICOPTER CORP
filed 2003-09-17
CIK 903124

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X]                             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2003 OR

[ ]                       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 0-21756

CHC HELICOPTER CORPORATION
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

Hangar #1, St. John's Airport
P. O. Box 5188
St. John's, Newfoundland
Canada AlC 5V5
 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act.

Class A Subordinate Voting Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Class A Subordinate Voting Shares
(Title of Class)

The number of Class A Subordinate Voting Shares outstanding on July 31, 2003, was 17,921,290.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X      No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17         Item 18 X

TABLE OF CONTENTS

Item

PART I

1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
2.	OFFER STATISTICS AND EXPECTED TIMETABLE
3.	KEY INFORMATION
4.	INFORMATION ON THE COMPANY
5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
8.	FINANCIAL INFORMATION
9.	THE OFFER AND LISTING
10.	ADDITIONAL INFORMATION
11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
15.	CONTROLS AND PROCEDURES
16A.	AUDIT COMMITTEE FINANCIAL EXPERT
16B.	CODE OF ETHICS
16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

PART III

17.	FINANCIAL STATEMENTS
18.	FINANCIAL STATEMENTS
19.	EXHIBITS

All defined terms under Rule 4-10(a) of Regulation S-X shall have their statutorily-prescribed meanings when used in this Annual Report.

For purposes of this Annual Report, all references to dollar amounts are expressed in Canadian dollars unless otherwise specified. On September 12, 2003, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank was $0.7337 U.S. = $1.00 Canadian.

FORWARD LOOKING STATEMENTS

This Annual Report may contain projections and other forward looking statements within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including but not limited to, factors detailed in this Annual Report and in other filings with the SEC and Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Required.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following consolidated historical financial data as at and for the fiscal years ended April 30, 2003, 2002, 2001, 2000, and 1999 for CHC Helicopter Corporation ("CHC", "the Company", "the Corporation", "we", "our", or "us") are derived from the audited consolidated financial statements of CHC. The CHC consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. For the reconciliation to U.S. GAAP for the three most recently completed fiscal years, see Note 29 to the CHC consolidated financial statements included elsewhere in this Annual Report.

The following data should be read in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statements for CHC included elsewhere in this Annual Report.

	As at and for the fiscal year ended April 30
	2003	2002	2001	2000	1999
	(1)	(1) (2)	(1) (2)	(1) (2)	(1) (2)
	(in millions of Canadian dollars except per share amounts)

Amounts under Canadian GAAP
Operating Data:
Revenue	$722.4	$617.8	$593.8	$534.0	$238.9
Operating expenses	580.2	497.0	477.3	440.2	195.0
Earnings before undernoted items	142.2	120.8	116.5	93.8	43.9
Amortization	(22.6)	(18.6)	(20.0)	(21.6)	(10.3)
Gain (loss) on disposal of assets	2.4	1.9	1.0	(0.1)	2.8
Earnings from operations before
asset impairment charge	122.0	104.1	97.5	72.1	36.4
Asset impairment charge	(12.8)	-	-	-	-
Earnings from operations	109.2	104.1	97.5	72.1	36.4
Financing charges
Interest expense	(31.1)	(42.3)	(53.6)	(51.3)	(17.6)
Other	(3.7)	(5.7)	(2.8)	3.3	(0.7)
Equity in earnings (loss) of
associated companies	2.3	1.1	(0.4)	2.0	0.7
Earnings before undernoted items
and income taxes	76.7	57.2	40.7	26.1	18.8
Debt settlement and restructuring
costs	(12.5)	-	(18.6)	(7.4)	(22.3)
Gain on sale of operations and
investments	-	-	5.8	5.2	94.8
Earnings before income taxes and
non-controlling interest	64.2	57.2	27.9	23.9	91.3
Income taxes recovery (provision)	1.9	(9.9)	5.9	(5.7)	(34.3)
Non-controlling interest	-	-	-	(0.8)	-
Net earnings	$ 66.1	$ 47.3	$ 33.8	$ 17.4	$ 57.0

Per Share Data:
Basic earnings per share	$3.19	$2.87	$2.15	$1.13	$3.65
Diluted earnings per share	2.94	2.62	2.01	1.12	3.61
Dividends per participating voting
share	0.20	-	0.11	-	4.00
Dividends (in U.S. $) per share (3)	0.13	-	0.07	-	2.65

Weighted average shares
outstanding in (000)	20,728	16,464	15,729	15,380	15,627

Other Financial Data:
Revenue
Helicopter operations	$653.0	$574.2	$559.5	$510.6	$211.3
Repair and overhaul	63.0	43.6	34.3	23.4	27.6
Composites	6.4	-	-	-	-
Total revenue	$722.4	$617.8	$593.8	$534.0	$238.9

	As at and for the fiscal year ended April 30
	2003	2002	2001	2000	1999
	(1)	(1) (2)	(1) (2)	(1) (2)	(1) (2)
	(in millions of Canadian dollars except per share amounts)

Other Financial Data (cont'd):
EBITDA (4)
Helicopter operations	$129.4	$113.6	$106.7	$85.8	$44.7
Repair and overhaul	37.4	31.0	24.9	16.7	3.4
Composites	(3.2)	-	-	-	-
Corporate and overhead	(21.4)	(23.8)	(15.1)	(8.7)	(4.2)

Total EBITDA	$142.2	$120.8	$116.5	$93.8	$43.9

Helicopter operations EBITDA
margin (5)	19.8%	19.8%	19.1%	16.8%	21.2%
Total EBITDA margin (6)	19.7%	19.6%	19.6%	17.6%	18.4%
Total capital expenditures (7)	$44.7	$37.3	$40.1	$33.5	$29.3
Ratio of earnings to fixed charges (8)	2.2x	1.7x	1.5x	1.4x	1.8x

Balance Sheet Data:
Working capital	$ 280.7	$ 199.7	$172.7	$ 140.0	$ 4.6
Total assets	1,145.6	1,164.3	995.6	1,064.3	508.1
Total debt	321.3	424.8	464.1	590.2	210.1
Total liabilities	731.3	831.5	840.2	947.2	358.3
Capital stock	237.0	236.0	119.5	114.9	114.8
Shareholders' equity	414.2	332.8	155.4	117.1	149.8

Amounts under U.S. GAAP
Operating Data:
Revenue	$722.4	$617.8	$593.8	$534.0	$238.9
Amortization	22.6	18.7	20.0	22.2	10.6
Earnings from operations	123.3	97.8	93.9	67.2	35.9
Financing charges	23.0	48.0	56.4	48.0	18.3
Net earnings	87.3	52.1	20.8	17.3	62.5

Per Share Data:
Basic earnings per share	4.21	3.17	1.32	1.12	4.00
Diluted earnings per share	3.88	2.88	1.24	0.62	2.20
Dividends per participating voting
share	0.20	-	0.11	-	4.00
Dividends (in U.S. $) per share (3)	0.13	-	0.07	-	2.65

Weighted average shares
outstanding in (000)	20,728	16,464	15,729	15,380	15,627

Other Financial Data:
Total EBITDA (4)	$143.5	$114.5	$112.8	$89.4	$43.7
Total EBITDA margin (6)	19.9%	18.5%	19.0%	16.7%	18.3%

Balance Sheet Data:
Working capital	$ 291.0	$ 199.5	$ 172.1	$ 140.0	$ 4.6
Total assets	1,124.8	1,153.0	989.1	1,095.8	519.2
Total debt	321.3	424.8	464.1	590.2	210.1
Total liabilities	740.1	836.5	851.6	980.7	370.8
Capital stock	237.0	236.0	119.5	114.9	114.8
Shareholders' equity	384.7	316.5	137.5	115.1	148.4

  The results for 1999 include the repair and overhaul business of Vector Aerospace Corporation ("Vector") for the two months prior to the sale of 80% of Vector by us to the public in June 1998. Except for those two months, the fiscal periods presented do not include any operating results related to the repair and overhaul business of Vector, but instead include, for the period prior to September 30, 1999, the equity in Vector's earnings for our remaining 20% investment in Vector, which was subsequently sold on that date. The fiscal 2000 results include the results of Helicopter Services Group AS ("HSG") for the eight and one-half months subsequent to its acquisition by us on August 11, 1999. The fiscal 2001 results include the results of the Canadian onshore helicopter operations for the six months preceding its disposition on October 31, 2000. The prior years include those operations for twelve months.

  Restated. See Note 4(a) to the Consolidated Financial Statements included elsewhere in this Annual Report.

  Amounts have been converted to U.S. dollars at the average exchange rate for the period as provided below.

  EBITDA generically means earnings before interest, taxes, depreciation and amortization. We define EBITDA as the difference between revenue and operating expenses as represented by "Earnings before undernoted items" on the Statement of Earnings. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to either (i) net income in accordance with generally accepted accounting principles, as an indicator of operating performance or (ii) cash flows from operating, investing and financing activities in accordance with generally accepted accounting principles. EBITDA as presented may not be comparable to other similarly titled measures of other companies as it is susceptible to varying calculations. We have included these non-GAAP earnings measures because they are used by our management, investors, analysts and others as measures of our financial performance. See "Non-GAAP Earnings Measures" under Item 5 "Operating and Financial Review and Prospects" for additional disclosure regarding the use of non-GAAP earnings measures including a reconciliation of Net earnings from operations to the GAAP measure.

  Helicopter operations EBITDA margin represents helicopter operations EBITDA as a percentage of helicopter operations revenue.

  Total EBITDA margin represents EBITDA as a percentage of total revenue.

  Total capital expenditures include all asset acquisitions, including aircraft, during the period.

  For the purpose of this calculation "earnings" represents earnings from operations before under-noted items and income tax expense, plus fixed charges. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt expense and an estimated portion of rentals representing interest expense.

EXCHANGE RATE DATA

The following table sets forth, for the periods indicated, certain exchange rates based on the high and low noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods. The rates quoted are the number of United States dollars per one Canadian dollar.

		Year ended April 30,

	1999	2000	2001	2002	2003
	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$

Exchange rate at the end of period	0.6860	0.6749	0.6510	0.6377	0.6975
Average exchange rate during	0.6619	0.6801	0.6611	0.6370	0.6498
period
High exchange rate during period	0.7027	0.6969	0.6831	0.6636	0.6975
Low exchange rate during period	0.6341	0.6607	0.6333	0.6179	0.6264

The following table sets forth, for the periods indicated, the monthly high and low U.S. dollar exchange rates based on the high and low noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The rates quoted are the number of United States dollars per one Canadian dollar.

		Month ended
August 31,	July 31,	June 30,	May 31,	April 30,	March 31,
2003	2003	2003	2003	2003	2003
U.S.$	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$

High	0.7228	0.7481	0.7492	0.7437	0.6975	0.6822
Low	0.7091	0.7085	0.7263	0.7032	0.6737	0.6709

We report our financial results in Canadian dollars and, unless otherwise indicated, references herein to "dollars", "$" or "CDN" are to Canadian dollars. Except where otherwise specifically noted, all amounts stated in U.S. dollars are included for convenience and are stated as a matter of arithmetical computation only. Except where otherwise specifically noted, U.S. dollar amounts are based on the April 30, 2003 noon buying rate for cable transfers of the Canadian dollar in New York City of U.S. $ 0.6975 as certified for customs purposes by the Federal Reserve Bank of New York. These amounts should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at these rates. These rates differ from some of the rates used in the preparation of our financial statements included in this Annual Report and therefore U.S. dollar amounts used herein may differ from corresponding actual U.S. dollar amounts that were translated into Canadian dollars in the preparation of these financial statements. On September 12, 2003 the noon buying rate for a Canadian dollar was U.S. $ 0.7337.

RISK FACTORS

This section is intended to be a summary of more detailed discussions elsewhere in this Annual Report. The risks described below are not the only ones we face. Additional risks may impair our business operations. Our business, results of operations, or financial condition could be materially adversely affected if any of these risks materialize.

Our operations are largely dependent upon the level of activity in the oil and gas industry

Approximately 72.4% of revenue for our fiscal year ended April 30, 2003 is attributable to helicopter support services for oil and gas production and exploration companies. As such, our operations are largely dependent upon the levels of activity in oil and natural gas exploration and production. To varying degrees these activity levels are affected by trends in oil and natural gas prices. Historically, the prices for oil and natural gas have been volatile and are subject to wide fluctuations in response to changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond our control. We cannot predict future oil and natural gas price movements. Any prolonged reduction in oil and natural gas prices, however, could depress the level of helicopter activity in support of exploration and production activity and, therefore, have a material adverse effect on our business, financial condition and results of operations.

Companies in the oil and natural gas exploration and production sector continually seek to implement measures aimed at greater cost savings, including helicopter support operations. For example, companies are beginning to reduce manning levels on both old and new installations by using new technology to permit unmanned installations and reducing the frequency of transportation of employees between offshore and onshore by increasing the lengths of shifts onshore and offshore. The implementation of such measures could reduce the demand for helicopter transportation services and have a material adverse effect on our business, financial condition and results of operations.

Our overall operations are highly dependent upon the level of activity in the North Sea

Approximately 70% of our oil and gas based revenues for the fiscal year ended April 30, 2003 were derived from our helicopter support services to customers operating in the North Sea. If activity in oil and natural gas exploration and production in the North Sea declines, our business, financial condition and results of operations would be materially and adversely affected. It is difficult to predict the level of activity in future periods given the uncertain economic climate. During fiscal 2003, activity levels in the North Sea decreased, due in part to the decision by a number of large oil and gas producers to sell older assets in the North Sea to allow them to focus on non-North Sea properties.

Many of the markets in which we operate are highly competitive, which may result in a loss of market share or a decrease in revenue or profit margins

The markets in which we operate are highly competitive. Contracting for helicopter services is usually done on the basis of competitive bidding among those having the necessary equipment and resources. In our medium and heavy helicopter operations, which comprise over 90% of our fleet, we compete against a number of global helicopter operators including Offshore Logistics Inc. ("OLOG"), which is the other major global commercial helicopter operator, and numerous local and regional operators. In addition, many of our customers in the oil and gas industry have the capability to perform their own helicopter operations should they elect to do so.

Our main competitors within the repair and overhaul business are the original equipment manufacturers of helicopters and their components. As such, our main competitors are also our main parts suppliers, which could result in our inability to obtain parts in a timely manner in required quantities at competitive prices.

We rely on a limited number of large, long-term offshore helicopter support contracts and if some of these are discontinued, our revenues could suffer

We derive a significant amount of our revenue from long-term offshore helicopter support contracts with oil and gas companies. A substantial number of our long-term contracts contain provisions permitting early termination by the customer. In addition, upon expiration of their term, these contracts are subject to a bidding process that could result in the loss of these contracts to competitors. The loss of one or more of these large contracts could have a material adverse effect on our business, financial condition and results of operations. During fiscal 2003, we were unsuccessful in renewing a contract with bp to supply helicopter services in the northern North Sea.

If we are unable to acquire the necessary aircraft, we may not be able to take advantage of growth opportunities

To acquire new long-term contracts, we will require aircraft configured for offshore flying. At April 30, 2003, we had commitments to take delivery of five new Super Puma MkII aircraft and options to acquire two EC225 helicopters for use primarily in our European operations. We have some flexibility built into the delivery schedule for these aircraft in order to match acquisitions with new demand. During fiscal 2004, we expect to take delivery of three Super Puma MkII aircraft.

We have also ordered four new S76C+ helicopters for our international operations for delivery in December 2003. These aircraft will be used in southeast Asia and in Africa to meet increased demand by customers for newer medium aircraft. Existing aircraft will be re-deployed to other projects in these markets. While up to now we have been able to acquire sufficient aircraft, a lack of available aircraft or the failure of our suppliers to deliver the aircraft we have ordered on a timely basis, could limit our ability to take advantage of growth opportunities.

Helicopter operations involve risks that may not be covered by our insurance or may increase the cost of our insurance

Operation of helicopters involves some degree of risk. Hazards, such as aircraft accidents, adverse weather and marine conditions, collisions and fire, are inherent in furnishing helicopter services and can cause personal injury and loss of life, severe damage to and destruction of property and equipment, and suspension of operations. The loss of our liability insurance coverage or the loss, expropriation or confiscation of, or severe damage to, a large number of our helicopters could adversely affect our operations and financial condition. As a result of these and other factors, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. Furthermore, we are not insured for loss of profit or use of our helicopters.

If we are unable to maintain required government-issued licenses for our operations, we will be unable to conduct helicopter operations in the applicable country

United Kingdom(U.K.) and Norway

Approximately 61% of our revenue for our fiscal year ended April 30, 2003 originated from helicopter services from U.K. and Norway based operations. To operate helicopters in the U.K. and in the U.K. sector of the North Sea, an operator must be licensed by the U.K. Civil Aviation Authority. Under applicable European law, an operator must be "effectively controlled" and "majority owned" by nationals of member states of the European Union (or the European Economic Area) to maintain its license. Our U.K. operating subsidiary, CHC Scotia Limited ("Scotia") has been licensed to operate helicopters by the U.K. Civil Aviation Authority, on the basis that we are (and therefore Scotia is) majority owned and controlled by European Nationals because Mr. Craig L. Dobbin (Chairman and Chief Executive Officer of the Corporation), a citizen of both Canada and the Republic of Ireland (a member state of the European Union) holds a sufficient number of securities of CHC. However, the U.K. Secretary of State (generally acting upon the advice of the U.K. Civil Aviation Authority) may revoke the license held by Scotia or effectively require us to dispose of our interests in Scotia if at any time we do not satisfy applicable nationality requirements. In 1994, two U.K. competitors of CHC alleged that we did not satisfy these requirements and that, as a result, Brintel Helicopters Limited ("Brintel"), our only U.K. helicopter operation at the time, was not entitled to maintain its operating license. Although discussions and correspondence with the European Commission, the United Kingdom Department of Environment, Transport and the Regions and the U.K. Civil Aviation Authority confirmed that the issuance of ordinary shares to Mr. Dobbin in December 1997 allowed us to satisfy the nationality requirements, this will not necessarily preclude further challenges of Scotia's right to maintain its operating license on this or any other basis. Further, Scotia's eligibility to maintain its license could be adversely affected if Mr. Dobbin were to dispose of the shares he holds in CHC or if he were to die and no alternative arrangement acceptable to the U.K. Civil Aviation Authority were implemented. Our Danish and Irish subsidiaries are subject to substantially the same European Union and European Economic Area nationality requirements. The revocation of these licenses would have a material adverse effect on our business, financial condition and results of operations.

Our Norwegian subsidiaries are subject to substantially the same European Union and European Economic Area nationality requirements with regard to ownership and control as are our U.K. subsidiaries. On May 9, 1999, in response to objections initiated by the previous management of HSG, the Norwegian Ministry of Transport confirmed in writing that it had adopted the same position as the U.K. Civil Aviation Authority with regard to CHC's satisfaction of the European Union (and European Economic Area) nationality requirements and therefore would not challenge HSG's eligibility to hold helicopter operating licenses in Norway after our acquisition of HSG. The revocation of these licenses would have a material adverse effect on our business, financial condition and results of operations.

We believe that we are currently "majority owned" and "effectively controlled" within the meaning of European licensing requirements notwithstanding the completion of our April, 2002 offering of 4.2 million Class A subordinate voting shares (the "subordinate voting shares"). However, it may be difficult to establish with certainty that we are majority owned by European nationals, given the difficulty of establishing the beneficial ownership of shares held through depositories and nominees.

Canada

The helicopter industry in Canada is regulated by the Canada Transportation Agency and Transport Canada. Canadian charter helicopter operations are conducted pursuant to the licenses issued by the Canada Transportation Agency under the provisions of the Canada Transportation Act and the air operator certificates issued by Transport Canada under the provisions of the Aeronautics Act. One of our subsidiaries operates heavy helicopters off Canada's east coast in support of the oil and gas industry. Our ability to conduct our helicopter operating business in Canada is dependent on our ability to maintain these licenses and certificates.

The Canada Transportation Act provides that a corporation must be controlled in fact by, and at least 75% of the voting interests of a corporation must be held by, Canadian citizens for the corporation to be eligible to continue to hold a license to carry on certain types of transportation activities within Canada (including providing commercial air services), unless an order from the Minister of Transport (Canada) is obtained. Our ability to maintain our license would be adversely affected if we were unable to satisfy this nationality requirement. In this regard our Board of Directors may refuse to register a transfer of any share in our capital to maintain compliance with Canadian ownership requirements.

South Africa

South African law requires that at least 75% of the voting rights of a holder of a domestic air services license must be held by residents of the Republic of South Africa. Upon acquiring its interest in Court Air (Pty) Ltd. ("Court Air"), HSG obtained a letter from the Ministry of Transport in South Africa, confirming its approval of HSG's indirect acquisition of Court Air on the basis that Court Air's immediate parent, Court Air Holdings (Pty) Ltd., was a South African registered company. Legal advice from our South African counsel has confirmed that Court Air's licenses for helicopter operations in South Africa should not be adversely affected by our acquisition of HSG, but cautioned that there is some continuing risk that the South African Ministry of Transport could reverse its prior decision. While no action with respect to these licenses has been taken since our acquisition of HSG, any such reversal of decision could materially and adversely affect our business, financial condition and results of operations.

Australia

Civil aviation in Australia is governed by the Civil Aviation Act, 1988, and regulations made thereunder. To operate an aircraft in Australia, it must be registered with the Australian Civil Aviation Safety Administration and a valid Certificate of Airworthiness must be obtained, be valid and in effect. The operation of an aircraft for a commercial purpose into, out of or within Australian territory can only be undertaken as authorized by an Air Operators' Certificate. Our ability to offer our helicopter transportation services in Australia is dependent on maintaining these certificates.

Other Countries

Our operations in other foreign countries are regulated to various degrees by their governments and must be operated in compliance with those regulations and, where applicable, in accordance with our international air service license and air operator certificates. These regulations may require us to obtain a license to operate in that country, may favor local companies or require operating permits that can only be obtained by locally registered companies and may impose other nationality requirements. Although we have operated in most of these countries for several years, we cannot assure you as to what foreign governmental regulations may be applicable in the future to our helicopter operations.

Our international operators may suffer due to political, economic and regulatory uncertainty

A substantial portion of our revenue in recent years has been attributable to operations outside North America and Europe. Approximately 25% of revenue for our fiscal year ended April 30, 2003 was generated from these operations. Risks associated with some of our international operations include war and civil disturbances or other events that may limit or disrupt markets, expropriation, international exchange restrictions and currency fluctuations, changing political conditions and monetary policies of foreign governments. Any of the events could materially adversely affect our ability to provide services to our international customers. Certain of our helicopter leases and certain of our loan agreements impose limitations on our ability, including requiring the prior approval of the lessor or the lender, to locate particular helicopters in certain countries. We cannot assure you that these limitations will not affect our ability to allocate resources in the future.

Fluctuations in currencies may make it more costly for us to pay our debt

We prepare our financial statements in Canadian dollars. Because many of our revenues and expenses are incurred in currencies other than Canadian dollars, including the U.S. dollar, the pound sterling, the Norwegian kroner and the euro, we are exposed to exchange rate and currency risks. In preparing our financial statements, we must convert all non-Canadian dollar profits to Canadian dollars at varying rates of exchange. This may ultimately result in a currency gain or loss at the end of each fiscal year, the outcome of which we cannot predict. Furthermore, we may sometimes be required to make capital expenditures, or payments on debt, from revenues earned in other currencies. The same is true of expenses in pounds sterling, Norwegian kroner and euros. To the extent that the currency of our revenues weakens relative to the currency of our expenses, we are exposed to exchange rate losses.

In general, our expenses exceed our revenues to a significant extent in only two currencies, the Canadian dollar and the euro. We hedge our exposure to losses from fluctuations in exchange rates where appropriate. Losses from changes in the value of foreign currencies relative to the Canadian dollar could materially affect our business, financial condition and results of operations.

The loss of key personnel could affect our growth and future success

Our success has been dependent on the quality of our key management personnel, including Craig L. Dobbin, our Chairman and Chief Executive Officer, and Sylvain A. Allard, our President. The loss of Mr. Dobbin or Mr. Allard, due to time constraints, illness or death, could have a material adverse effect on our business. In addition, since we focus on independent management teams at our divisions, loss of the services of other key management personnel at our corporate and divisional headquarters without being able to attract personnel of equal ability could have a material adverse effect upon us.

We may experience work stoppages that could cause disruptions in our operations

At April 30, 2003, we employed 2,473 persons, consisting of 641 licensed pilots, 822 licensed aircraft maintenance engineers and 1,010 administrative and support personnel. Certain of our employees in the U.K., Australia and Norway are represented under collective bargaining agreements, some of which will require renewal within the next 12 months. We cannot assure you that we will not experience strikes, lockouts or other significant work stoppages in the future or that our relationship with our employees will continue to be good, either of which may adversely affect our business, financial condition and results of operations.

We are controlled by our principal shareholder who can determine the outcome of matters to be decided by our shareholders

As of July 31, 2003, Mr. Dobbin, directly and indirectly through Discovery Helicopters Inc. and O.S. Holdings Inc., beneficially owned 7% of our subordinate voting shares (which are entitled to one vote per share), 94% of our Class B multiple voting shares ("multiple voting shares") (which are entitled to 10 votes per share) and all of our ordinary shares (which are entitled to one vote per 10 shares), representing in the aggregate 62% of the voting power on matters put before our shareholders. Mr. Dobbin has advised us that if we issue additional shares of voting securities, he intends to purchase, through Discovery, sufficient voting shares to enable him to maintain control of more than 50% of the voting power attached to all outstanding voting shares. As a result, Mr. Dobbin would, subject to certain exceptions, continue to (1) control the outcome of all matters requiring a majority vote of shareholders, including the power to elect all of the directors but excluding those matters that require an affirmative vote of the majority of disinterested minority shareholders, (2) be able to prevent the approval of any matter requiring shareholder approval and (3) be likely to determine the outcome of any matter that under applicable corporate law would require a shareholders' resolution passed by not less than two-thirds of the votes cast, such as the sale by us of all or substantially all of our assets or an amalgamation with an unrelated corporation.

If our Norwegian operating subsidiaries incur substantial operating losses, they may be subject to liquidation under Norwegian law

The corporate law under which our Norwegian subsidiaries operate differs from Canadian and U.S. law in a number of areas, including with respect to corporate liquidation. Under Norwegian law, if the losses of any of our Norwegian subsidiaries reduce that subsidiary's equity to an amount less than 50% of its share capital or the equity of the subsidiary becomes inadequate compared to the risks and the size of the subsidiary's business, the directors of the subsidiary would be obligated by law to convene a general shareholders' meeting to resolve to balance the amount of such equity and share capital by either:

  increasing the equity in an amount sufficient to achieve such balance and to ensure that the equity of the subsidiary becomes adequate compared to the risks and the size of the subsidiary's business; or

  reducing the share capital to pay off losses in an amount sufficient to achieve such balance.

To the extent reductions in the share capital of our Norwegian subsidiaries as a result of operating losses are substantial, they could ultimately result in liquidation, which would have a material adverse effect on our business, financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was organized as a corporation under the laws of Canada pursuant to Articles of Incorporation dated February 18, 1987. The Company's registered office is Hangar No. 1, St. John's Airport, P.O. Box 5188, St. John's, Newfoundland, Canada, A1C 5V5 (telephone number 709 570 0700).

The Company was created in 1987 as a holding company to combine the operations of Sealand Helicopters Limited and Toronto Helicopters Limited (both of which were Canadian companies controlled by Mr. Craig L. Dobbin, Chairman of the Board and Chief Executive Officer of the Company and a principal shareholder) and to acquire Okanagan Helicopters Ltd., a Canadian company that operated 125 helicopters at the time of its acquisition. Since its formation, the Company has grown internally as well as through acquisitions, the most significant of which were the acquisition in 1988 of the majority of the assets of Ranger Helicopters Limited, which was then operating 37 helicopters; the acquisition in 1989 of all the outstanding shares of Viking Helicopters Limited, which was then operating 60 helicopters; the acquisition in 1993 and 1994 of all the outstanding shares of Brintel, which was then operating approximately 25 heavy helicopters; and the acquisition in August 1999 of all the outstanding shares of HSG, which was then operating 115 helicopters.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

The Company has undergone significant restructuring in recent years.

On June 25, 1998, we sold the repair and overhaul segment of our business (as then constituted) to Vector, a newly-created, then wholly-owned subsidiary, in exchange for shares of Vector and a note payable by Vector. We then sold 80% of the shares of Vector to the public through an initial public offering for net proceeds of approximately $187 million. The note was paid in fiscal 1999. We sold the remaining 20% of the shares of Vector to the public in September 1999 through another public offering for net proceeds of approximately $28.9 million.

On August 11, 1999, through a public tender offer in Norway by our Norwegian subsidiary, Vinland Helicopters AS, we acquired shares of HSG for a total purchase price of NOK 696.9 million (approximately $135.0 million). These shares, when combined with the shares of HSG we already owned, gave us ownership of approximately 91.3% of the outstanding shares of HSG. On September 30, 1999, we completed the purchase of the remaining shares of HSG through a mandatory offer and compulsory acquisition for a purchase price of NOK 108.1 million (approximately $20.9 million). The aggregate purchase price of all the shares of HSG acquired in earlier transactions, the tender offer and the mandatory offer and compulsory acquisition was NOK 1,185.0 million ($229.5 million) including acquisition costs.

In August and September 1999, subsequent to the acquisition of HSG, we sold seven heavy and two medium helicopters owned by HSG to OLOG for gross proceeds of $51.7 million. We subsequently leased back three of the heavy helicopters to continue performing a search and rescue contract in Ireland. On September 30, 1999, we finalized the sale of two heavy helicopters owned by HSG to General Electric Capital Services EEF Limited for proceeds of $27.2 million in a sale-leaseback transaction.

On January 28, 2000, we sold our 33.3% interest in Helicopteros SA, a Spanish company providing helicopter transportation services, for net proceeds of approximately $6.8 million, which included the repayment of an inter-company loan. The amount realized from the sale was approximately equal to the book value of our ownership interest.

In April 2000, we sold our 46.7% ownership interest in Airlift AS ("Airlift") to another major shareholder for a nominal amount. Airlift is a Norwegian onshore helicopter service company that does not compete in the Norwegian offshore helicopter market. We had acquired our ownership interest in Airlift prior to our acquisition of HSG with the intention that we would use Airlift to compete for Norwegian offshore oil and gas contracts.

In May 2000, we sold certain primarily U.K. based non-oil and gas related operations for total proceeds of approximately $74.3 million, which included a two year 9% note for £ 2.0 million and an insurance receivable of £ 0.9 million. These operations included the scheduled passenger service at Penzance, England; operations for the U.K. Ministry of Defense in Plymouth, England and the Falklands; and light helicopter operations based in Cardiff, Wales for civil police support services. We sold six heavy helicopters, two medium helicopters and one light helicopter as part of this transaction. The book value of the assets sold was approximately $31.0 million.

In May 2000, we also sold our Swedish subsidiary, Heliflyg AB ("Heliflyg"), for gross proceeds of $6.0 million, which was approximately equal to the appraised value of its fleet and the fair market value of its other assets. Heliflyg provided onshore helicopter services in Sweden through the operation of two medium and 12 light helicopters, of which four were owned and 10 were leased. Heliflyg had a net asset book value at the time of sale of approximately $5.0 million.

On June 30, 2000, we sold a Norwegian subsidiary, Lufttransport AS ("Lufttransport"), for approximately $14.7 million. Lufttransport provided onshore air ambulance services in Norway through the operation of three medium helicopters, one light helicopter and ten fixed-wing aircraft, of which seven fixed-wing aircraft were leased.

Effective October 31, 2000, we sold our Canadian onshore helicopter operations and assets to a new company presently known as Canadian Helicopters Limited ("CHL"). Under the terms of the sale we received gross proceeds of $128.5 million for the assets and operations. We acquired a 45% common equity interest in CHL for cash consideration of $4.5 million. The remaining shares are owned by management of CHL and an equity investor. In addition, we invested $15 million in CHL through preferred shares. In order to facilitate debt financing for the new company on a timely basis, we advanced $10.0 million to CHL as part of the syndication of its term debt. This loan has been fully repaid.

We recorded an after-tax loss of $12 million on the sale of our Canadian onshore helicopter business in fiscal 2001. In addition, we had a write-off of goodwill of $9.1 million in fiscal 2001 recorded on the initial acquisition of a portion of the operations that were sold.

Capital expenditures of $44.7 million were incurred during the year ended April 30, 2003. Of this amount, $18.4 million related to aircraft additions and modifications and $26.3 million related to other property and equipment. Proceeds on disposal of capital assets were $74.9 million for the year ended April 30, 2003.

Capital expenditures of $37.3 million were incurred during the year ended April 30, 2002. Of this amount, $23.8 million related to aircraft additions and modifications and $13.5 million related to other property and equipment. Proceeds on disposal of capital assets were $49.8 million for the year ended April 30, 2002.

Capital expenditures of $40.1 million were incurred during the year ended April 30, 2001. Of this amount $29.1 million related to aircraft additions and modifications and $11.0 million related to other property and equipment. Proceeds on disposal of capital assets were $2.7 million for the year ended April 30, 2001.

BUSINESS OVERVIEW

General

We are a leading provider of helicopter transportation services to the global oil and gas industry. We or our acquired operations have been providing helicopter services for more than 50 years and we currently operate in over 20 countries, with major operating units based in the U.K., Norway, South Africa, Australia and Canada. We principally provide helicopter transportation services to the oil and gas industry for production and exploration activities and to the emergency medical services and search and rescue sectors. In general, we target opportunities where customers require sophisticated helicopters operated by highly trained pilots, typically under long-term contracts.

We are a market leader in most of the regions we serve, with an established reputation for quality and reliable service. We are the largest operator in the North Sea, one of the world's largest oil producing regions, providing medium and heavy helicopter support to many of the world's major oil companies. We also have operations principally servicing the oil and gas industry in the Caspian Sea, South America, Africa, Southeast Asia and eastern Canada.

In August 1999, we acquired HSG, a leading provider of helicopter services in the Norwegian and U.K. sectors of the North Sea, with operating subsidiaries in Australia and South Africa. Our acquisition of HSG expanded our geographic presence and, we believe, enhanced our ability to service our existing customers and potential new customers on a global basis. CHC and HSG both derived a substantial portion of their revenues from the oil and gas industry, but had limited geographic overlap in areas served, except in the U.K. sector of the North Sea, where both CHC and HSG conducted operations. Since the acquisition of HSG, all of our helicopter operations in the U.K. sector of the North Sea have been combined and now operate as CHC Scotia Limited.

Competitive Strengths

We believe that we have the following competitive advantages in our industry:

  Global Geographic Coverage. We currently provide helicopter transportation services in over 20 countries on seven continents. Our company is managed on a decentralized basis with five divisions that are responsible for helicopter operations within their specific geographic areas. Our broad geographic coverage and decentralized management structure enable us to respond quickly and cost effectively to customer needs and new business opportunities while adhering to local market regulations and customs. Since new contract start-up costs, including equipment and crew transportation and base set-up costs, can represent a significant portion of operating expenses, our global network of bases allows us to reallocate equipment and crews efficiently and therefore to bid on new contracts at competitive rates.

  Long-Term Customer Relationships. We have worked successfully for many years with major oil and gas companies, some of which have been our customers for more than 20 years. To ensure high levels of safety and quality from their helicopter service providers, major oil and gas companies conduct stringent safety and performance audits before such providers are permitted to bid on new projects. As a result of our focus on safety and flight training, our pilots' experience and the quality of our services, we have established long-term relationships with many of our customers and are consistently invited to bid on new projects. In addition to standard helicopter transportation services, certain of our customers rely on us for ancillary services, including our computerized logistics systems for crew scheduling, passenger handling services and various forms of record keeping, all of which help strengthen our customer relationships.

  Long-Term Contracts. We typically operate under long-term contracts with our customers, including many oil and gas companies. A substantial number of our long-term contracts contain provisions permitting early termination by the customer, although during the past five years, no customer has exercised that right. Although these contracts are subject to rebidding at the end of their terms, we believe that the incumbent service provider has a significant advantage in retaining the contract based on the existing relationship with the customer, detailed knowledge of the specific operating environment and an established base of equipment and personnel on site.

  Large and Diversified Fleet of Helicopters. To meet the diverse equipment requirements of our customers, we have assembled a large helicopter fleet that includes some of the most sophisticated helicopters in the world. Our fleet currently includes 13 of the 15 Super Puma MkIIs operated in our markets. The Super Puma MkII enables us to provide longer distance transportation services for oil and gas companies as they explore and produce at increasing distances offshore. The Super Puma MkII is frequently requested by our European clients and we believe that it is the most advanced civilian heavy helicopter in service.

  Significant Asset Value. Based on an independent appraisal as of April 2003, the aggregate estimated resale value of the aircraft we owned as of April 30, 2003 was approximately $524 million. Since approximately 70% of a helicopter's value resides in its dynamic components, which are replaced or upgraded on a regular basis, older models of helicopters that have been upgraded are capable of meeting many of the same performance standards as newer models of these helicopters. As a result, as the price of new helicopters rises, older models of these helicopters that have been properly maintained and upgraded generally retain their value. Due to our practice of generally purchasing used helicopters and maintaining and upgrading them, and the active secondary helicopter market, we often receive prices in excess of the original purchase price when we sell helicopters as a part of optimizing our fleet mix. In the last five years, we have sold 40 helicopters in the ordinary course of business, which has resulted in an aggregate sales price of $11.7 million in excess of our purchase cost including the sale-leaseback of six Super Puma aircraft during fiscal 2003.

  In-house Repair and Overhaul. Through our facilities in Norway, we currently operate the only licensed commercial major component repair and overhaul facility in the world for the Eurocopter Super Puma helicopter, other than the original equipment manufacturer. We intend to continue to build this business in Europe, focusing on increasing our external work. To better serve our repair and overhaul customers, we have reorganized our Norwegian repair and overhaul business into a new company, Astec, which operates as a separate business. We previously started and developed the repair and overhaul businesses of Vector, which resulted in the sale to the public of 80% of Vector by us in June 1998 and the sale of our remaining 20% interest in September 1999. See "Operating and Financial Review and Prospects-Gain on Sale of Operations and Investments."

  Low Cost Operator. We have achieved permanent cost savings with the integration of HSG into our operations. During fiscal 2003 we embarked on an internal cost review of our European operations and we continue to work on the development of a combined European structure. In addition, our in-house repair and overhaul capabilities give us a lower cost base on repair and overhaul services necessary to maintain the fleet. Furthermore, our broad network of regional bases allows us to efficiently utilize our existing helicopters to service contracts worldwide.

  Experienced Management Team. The members of our senior management team, including our executive management, the divisional presidents and managing directors, have an average of 20 years of experience in the helicopter operations industry. Our management team has introduced a series of strategic initiatives in recent years that have focused managers in each of our operating divisions on cost reduction and improved fleet utilization. In addition, we have successfully integrated 10 companies into our operations over the past 15 years.

Business Strategy

Our goal is to enhance our leadership position in the global helicopter services industry by continuing to provide value added services to our customers while maximizing cash flows. In pursuit of this goal, we intend to focus on the following key initiatives:

  Continue to Build on Long-Term Oil and Gas Relationships. We intend to strengthen our long-term relationships with major oil and gas companies by continuing to provide a high level of customer service. We believe our focus on the oil and gas industry will allow us to continue to service the existing requirements of our customers and to obtain future contracts as our customers' exploration and production opportunities grow. In fiscal 2002 we saw continued growth in demand for helicopter services from our existing oil and gas customers, which we believe was due to the increase and stabilization of oil prices in 1999 and 2000. In fiscal 2003 we experienced a decrease in activity levels in the North Sea, our largest offshore oil and gas market. We intend to continue to pursue new opportunities in developing oil and gas regions worldwide, including the remote North Sea, the Caspian Sea, offshore South America, west Africa, southeast Asia and eastern Canada. As a result of our long-term customer relationships, our equipment capabilities and broad geographic coverage, we expect to play a significant role in supporting the exploration and production activities in these regions.

  Continue to Expand Repair and Overhaul Business. Our license with Eurocopter allows us to provide repair and overhaul services worldwide for all Super Pumas, including the Super Puma MkII. With approximately 500 Super Pumas operating in the worldwide civilian and military markets, we believe there are significant growth opportunities for our repair and overhaul operations. In addition, our Turbomeca licenses for the repair and overhaul of Makila engines, which are used to power Super Pumas, also include civilian and military helicopters in regions outside of Scandinavia. The expiry of our non-compete agreement with Vector on June 25, 2003, also provides us with opportunities to compete in additional segments of the repair and overhaul market.

  Pursue Profitable New Business Beyond the Oil and Gas Sector. We continually pursue new business opportunities beyond the oil and gas sector that leverage our core competencies in helicopter services. In these markets, which include air ambulance and search and rescue, we believe we have a competitive advantage by virtue of our experience in servicing the oil and gas sector because of our ability to operate sophisticated twin-engine medium and heavy helicopters with highly-trained personnel in complex situations for large customers. Our air ambulance and search and rescue customers typically require the operator to meet stringent quality standards on a long-term basis, rather than evaluating a bid based on price alone.

  Continue to Focus on Third Party Training. Over the past 20 years we have established advanced flight training schools for training helicopter pilots and technicians for both civilian and military organizations. In addition to ensuring that all of our pilots are properly trained, these schools provide additional sources of relatively high margin revenue and enhance our global reputation for excellence in helicopter services. Some of these schools were sold as part of our sale of the Canadian onshore helicopter operations. However, we continue to operate a significant flight training facility in Norway and we intend to focus on increasing our training of third parties.

Industry

Helicopter Operations

The helicopters in use today may be divided into two general categories. Single engine (light) aircraft, which have a passenger capacity of 3 to 6, operate under visual flight rules ("VFR") (daylight and good weather flying only) and can be operated with one pilot. Given their low passenger capacity and inability to fly in poor weather conditions, these aircraft are generally limited to onshore operations. In recent years, we have sold most of our operations and aircraft in this category and have only 11 light aircraft in the current fleet. However, we retain a 43.5% interest in CHL, which operates in Canada's onshore market primarily with light aircraft.

Twin-engine (heavy and medium size) aircraft have a capacity of 9 to 26 passengers and can operate under instrument flight rules ("IFR") (daytime and nighttime flying under a variety of weather conditions). The greater passenger capacity, longer range, and ability to operate in adverse weather conditions make these aircraft more suitable than single engine aircraft for offshore support. The high cost of these larger aircraft and their limited availability tend to lessen competition from smaller operators. We currently operate 145 aircraft in this category (69 heavy and 76 medium aircraft).

Helicopters first came into widespread commercial use among companies in the oil and gas industry for transporting personnel and supplies to offshore oil rigs and remote onshore areas. Over the years, the use of helicopters has expanded into many other areas where urgency or difficulty of access justifies the cost of helicopter transportation. Although the oil and gas industry still accounts for a substantial portion of the demand for helicopter services worldwide, helicopters have been used for several decades for a variety of purposes such as forestry, mining, emergency medical services, search and rescue, construction, mapping and recreation.

Different helicopters are required to meet the diverse needs of the industries served. Heavy to medium helicopters are generally utilized to support the oil and gas, construction and forestry industries, and for emergency medical services and search and rescue support. Heavy to medium helicopters are also used for transporting larger numbers of passengers and supplies or for lifting heavy weights. Typically equipped with IFR equipment, which allows for operation during nighttime or in more adverse conditions, medium to heavy helicopters are capable of long distance flights to offshore oil platforms. Where appropriate, specialized equipment is installed for providing emergency medical service support or for use in certain environments such as the North Sea. Light to medium helicopters are used to support the utility and mining sectors, as well as some areas of the construction and forestry industry, where transporting a smaller number of passengers or slinging light loads is required. These helicopters are generally operated during daylight hours and in relatively stable weather conditions, and are equipped with only VFR equipment.

The level of worldwide offshore oil and gas exploration and production has traditionally influenced demand for helicopter transportation services. After a period of decline, there was an improvement and stabilization in oil prices in 1999, which continued into 2001 and part of 2002. While oil and gas prices remained stable in 2003, activity levels in the North Sea decreased. This decrease was in part due to the decision by a number of large oil and gas producers to sell older assets in the North Sea to allow them to focus on non-North Sea properties. These asset sales may bring smaller oil and gas companies into the North Sea who may reinvest in these older assets.

The following tables list our revenue for helicopter operations, which does not include revenue from repair and overhaul, Composites and flight training, by industry sector and geographic area and revenue for each such sector or area as a percentage of total revenue from helicopter operations for each of the fiscal years ended April 30, 2003, 2002, and 2001:

Revenue by Industry Sector		2003			2002			2001
	($ in			($ in			($ in
	millions)%			millions)%			millions)%

Oil and gas	$523.0		81.7	$481.8		85.7	$411.3		74.8
Emergency Medical
Services/Search and Rescue	57.1		8.9	37.8		6.7	47.0		8.5
Helicopter Service/Mining/
Construction/Forestry/
Passenger Transport and
Other	59.8		9.4	42.5		7.6	91.5		16.7
Total	$639.9		100%	$562.1	100%		$549.8		100%

Revenue by Geographic Area		2003			2002			2001
	($ in			($ in			($ in
	millions)%			millions)%			millions)%

European Operations
Norway	$186.0		29.1	$151.1		26.9	$140.0		25.4
U.K.	269.7		42.1	244.2		43.4	202.3		36.8
Total	455.7		71.2	395.3		70.3	342.3		62.2
International Operations
Australia	63.0		9.8	51.7		9.2	51.5		9.4
Africa	33.7		5.3	25.7		4.6	26.0		4.7
Other International	87.5		13.7	89.4		15.9	69.7		12.7
Total	184.2		28.8	166.8		29.7	147.2		26.8
Canadian Operations (1)
Eastern	-		-	-		-	29.9		5.4
Western	-		-	-		-	30.4		5.6
Total	-		-	-		-	60.3		11.0

TOTAL	$639.9		100%	$562.1	100%		$549.8		100%

(1) These amounts include revenues earned from our Canadian onshore helicopter operations prior to their sale on October 31, 2000.

European Operations

We are one of the leading providers of helicopter services in Europe. We provide offshore services to customers located primarily in the U.K., Norwegian and Danish sectors of the North Sea. We also provide helicopter services (primarily search and rescue) in Ireland. Our primary European bases are located in Aberdeen, Scotland and Stavanger, Norway, where we conduct our operations in the U.K. and Norwegian sectors of the North Sea, respectively. We currently operate 71 helicopters in Europe, including 39 Super Pumas, the most modern heavy commercial helicopter currently servicing the major oil and gas companies in the North Sea. We service the oil and gas companies primarily by transporting personnel and supplies to and from oil platforms in the North Sea.

Norwegian Operations: The Norwegian offshore oil and gas sector is serviced by our subsidiary, CHC Helikopter Service AS. While the focus on the oil and gas sector in Norway is substantially the same as in the U.K., differences in regulatory regimes and territorial issues make it more appropriate to service the Norwegian sector of the North Sea from Norway.

Our Norwegian operations primarily service oil and gas customers in the North Sea including Statoil, Phillips, bp and Norsk Hydro. In the fiscal year ended April 30, 2003, we serviced seven major customers through these operations.

We currently operate 28 helicopters in Norway consisting of 24 heavy helicopters, including 19 Super Pumas (of which eight are Super Puma MkIIs) and four medium helicopters. Super Puma helicopters are frequently requested by major oil and gas companies and, in our opinion, are currently in short supply within both the new helicopter and helicopter resale markets.

During the year we were successful in negotiating a two-year contract extension, to 2005, with bp to provide sole use services of a Super Puma MkII helicopter and further support from our Super Puma fleet in Stavanger. The extension was effective June 1, 2003 and will generate estimated revenue of $42 million over the contract term. We believe we will continue to be a leader in the Norwegian helicopter services market as a result of our long-term relationships and our reputation for safe, high-quality service. The other major helicopter service provider in the Norwegian sector of the North Sea is Norsk Helicopters.

U.K. Operations: Our U.K. operations are operated by CHC Scotia Limited with headquarters in Aberdeen, Scotland. CHC Scotia Limited was formed by the combination of the significant U.K. operations of CHC and HSG which was acquired by us in 1999. Our U.K. operations were historically provided by Brintel, a company we acquired in 1994. HSG's U.K. operations were historically provided by Bond Helicopters Ltd., a company HSG acquired in 1996.

Our U.K. operations primarily service oil and gas customers in the U.K. sector of the North Sea, including operating subsidiaries of bp, Mobil, Talisman and TotalFinaElf, some of which we have serviced for more than 10 years. Our U.K. operations also manage our operations in Denmark, where we signed a long-term contract in 1999 with Maersk to provide offshore helicopter support and in Ireland, where we perform search and rescue as well as oil services work. In the fiscal year ended April 30, 2003, our U.K. operations provided helicopter services to over 10 major customers.

We currently operate 43 helicopters in our U.K. operations, primarily in the U.K. sector of the North Sea. Our U.K. fleet consists of 27 heavy helicopters and 16 medium helicopters, many of which are specially equipped for the North Sea. Included in our heavy helicopter fleet are 20 Super Pumas, including five Super Puma MkIIs.

During the year we were successful in being awarded the following contracts:

  a five-year contract, to 2007, plus options for another five years for the sole use of two AS365N Dauphin helicopters based at Blackpool, England. This contract is in support of offshore operations for Centrica plc subsidiary Hydrocarbon Resources Limited and BHP Billiton. Estimated total revenues for the five-year period are $48 million.

  a seven-year contract renewal, to 2010, in support of bp's operations in the sourthern portion of the North Sea. The contract will be serviced through our fleet of S76 helicopters based at North Denes and Humberside, England.

  a multi-year contract with ExxonMobil to provide sole-use service of a new Super Puma MkII helicopter and sole-use service of a Super Puma AS332L out of Aberdeen, Scotland to support production and drilling operations in the northern sector of the North Sea.

  a four-year contract, to 2007, (plus two option years) for the support of TotalFinaElf's ("TFE") production and exploration activities in the North Sea. The contract is an extension of our long standing relationship with TFE.

  a two-year contract extension, to 2005, in support of Talisman's production and drilling operations in the North Sea.

We believe we will continue to have opportunities to obtain new contracts in the U.K. portion of the North Sea. The other major helicopter service provider in the U.K. sector of the North Sea is Bristow Helicopters Ltd.

We were unsuccessful in renewing a contract with bp to supply helicopter services in the northern North Sea. The current contract produced revenues of $49.3 million in fiscal 2003, and expires on July 31, 2004.

New Business Opportunities in Europe: There is the potential for new oil and gas developments off the west coasts of Scotland and Ireland, around the Shetland and Faroe Islands, and in the North Sea off the northern coast of Norway. All of these opportunities are expected to lead to additional helicopter service requirements. We believe we are well positioned to compete for these new contracts as a result of: (1) our long-standing relationships with many of the major oil and gas companies which are expected to play a significant role in these projects; and (2) the need for our long-range Super Puma MkII and EC225 helicopters to reach more remote regions.

International Operations

Our international operations provide helicopter services in approximately 20 countries in Africa, Asia, the Middle East, South America and offshore Canada, principally to customers in the oil and gas sector. We believe that the valuable international experience we have gained over the last 50 years enables us to draw upon our knowledge of local conditions to provide high levels of customer service in diverse operating environments. Our international operations consist of CHC International, based in Vancouver, Canada; CHC Australia, based in Adelaide, Australia; and CHC Africa, based in Cape Town, South Africa.

In some of the countries in which we operate, local regulations impose certain nationality requirements. As a result, we are often required to obtain a license to operate in that country in conjunction with a local representative or local joint venture partner. Our representatives or partners typically receive a small percentage of local revenues or a fixed fee but generally do not provide any personnel or assume any of the liabilities related to performance of the contract. We currently have representatives or partners in a number of countries including Azerbaijan, Ecuador, Myanmar, Saudi Arabia, Venezuela and Thailand. We believe we have a competitive advantage in securing contracts in these areas due to our established local partnerships.

CHC International: CHC International provides helicopter services through 18 bases in 14 countries around the world. These bases are coordinated through our division based in Vancouver, Canada, which operates a fleet of 31 aircraft, including eight heavy helicopters, 22 medium helicopters and one fixed-wing aircraft. In the fiscal year ended April 30, 2003, CHC International conducted business with 14 major oil and gas customers. They include operating subsidiaries of Shell, bp, ExxonMobil, Unocal, Sable Offshore Energy Inc., Chevron, Triton and TotalFinaElf. Our strong customer relationships, established reputation and ability to operate in diverse environments have proven to be extremely important in the international market. We believe that our commitment to quality, safety and cost efficiency has made us a respected service provider within the oil and gas industry. We have been serving Unocal in Thailand for 29 years. Since our establishment in Azerbaijan nine years ago, we have been working on long-term projects in the Caspian Sea with a consortium led by bp and another consortium led by TotalFinaElf and ExxonMobil, under contract until at least 2004. In the Philippines, we are under contract until 2005, with an additional two-year option. We are also established in Saudi Arabia, where we are currently providing services to the Arabian Oil Company under contract until 2004 with opportunities for extensions. We are well established on the east coast of Canada, having contracts with ExxonMobil. We also maintain contracts for ongoing work in such countries as Malaysia and Ecuador.

During the year we were awarded a five-year contract in Malaysia, a new market, with Malaysian Helicopter Services in support of Talisman Energy's operations. Also during the year in Thailand, we were awarded medium term contracts with Chevron and PTTEP (the Thai Government Petroleum Authority). We were also awarded a 30-month contract with AGIP Offshore in the Persian Gulf. We were also awarded a two-year contract with the UN to support the UN's monitoring, verification and inspection activities in Iraq. This contract was terminated by the UN upon the commencement of war in Iraq in March 2003.

CHC Australia: Our Australian operations, as well as a portion of our Southeast Asian operations, are conducted by CHC Australia, principally located in Adelaide, Australia which operates a fleet of 32 helicopters, including five heavy, 20 medium and seven light helicopters. We are a leading commercial helicopter operator in Australia. Our customers include Newfield Australia and Phillips Petroleum, which, along with other oil and gas companies, represents approximately 30% of our Australian revenues. In addition, we operate air ambulance services in South Australia, Queensland, the Australian Capital Territory and Victoria, perform search and rescue services for the Royal Australian Air Force, and provide various functions supporting the utility and construction industries, such as pipeline inspection. We have also been working with the United Nations in East Timor since 1999 using three helicopters for personnel transportation and medical evacuation. We also perform helicopter support services for police forces in Victoria and South Australia.

During the year we were awarded a three-year contract extension, to 2006, for the provision of services to Newfield Exploration in support of their offshore operation in Darwin, Australia.

CHC Africa: Our African operations are headquartered in Cape Town, South Africa, operating seven bases in six countries in Africa in support of oil and gas exploration and mining activities, as well as emergency medical and other services. With a fleet of 22 helicopters and two fixed-wing aircraft, CHC Africa services a variety of customers, including Shell, bp, ExxonMobil, BHP, Phillips Petroleum, DeBeers, Soekor, Energy Africa, the government of South Africa and the city of Cape Town. At April 30, 2003, three of CHC Africa's medium helicopters were leased to an operator in Brazil to support the offshore oil and gas industry. In the first quarter of fiscal 2004, the Brazilian operator crashed one of these aircraft. The aircraft was a total loss. It was insured by the Brazilian operator with proceeds payable to us.

During the year we were awarded a three-year contract renewal, to 2006, by DeBeers in support of their diamond mining operations off the coast of Namibia. Total revenues over the contract term are estimated to be $18.5 million.

New Business Opportunities for our International Operations: Our geographic coverage enables us to serve multinational oil and gas customers on a worldwide basis. We see potential growth opportunities through our international operations in regions such as South America, West Africa, Thailand, Brazil, Angola, Malaysia, India, the Philippines and offshore eastern Canada. Each of the regions includes potential helicopter service contract opportunities linked to oil and gas exploration and production projects.

Canadian Operations

Effective October 31, 2000, we sold our Canadian onshore helicopter operations and assets to a new company presently known as CHL. Under the terms of the sale we received gross proceeds of $128.5 million for the assets and operations. We acquired a 45% common equity interest in CHL for cash consideration of $4.5 million. The remaining shares are owned by management of CHL and an equity investor. Management of CHL have subsequently earned additional equity, thereby reducing our ownership to 43.5% at April 30, 2003. In addition, we invested $15 million in CHL through preferred shares. To facilitate debt financing for the new company on a timely basis, we advanced $10 million to CHL as part of the syndication of its term debt. This loan was fully repaid in fiscal 2003.

We retained operating leases for 11 S-76A aircraft involved in CHL's air ambulance operations and retained ownership of three heavy and one light aircraft. These aircraft were leased or sub-leased to CHL for the remaining period of the existing leases (up to five years) with certain purchase options in favour of CHL during the lease term. During fiscal 2003, CHL arranged its own lease financing for these 11 S76A aircraft, thereby relieving us of any commitments for CHL's air ambulance fleet.

The sale did not include our offshore oil and gas operations on the east coast of Canada. These operations were retained by us and the results of these operations are included in the international flying segment results. CHL has agreed not to compete with us for offshore oil and gas work in Canada until at least October 31, 2005.

Repair and Overhaul

All aircraft are required by their manufacturers and government regulations to be serviced and overhauled on pre-determined hourly intervals. The repair and overhaul of helicopters includes the repair and overhaul of engines, components and accessories. The repair and overhaul process includes the disassembly, cleaning, inspection, repair and reassembly of engines, components and accessories, which have a limited time-life, including the testing of complete engines. The choice of whether to perform a given task in-house or to contract with a third party depends on the complexity and cost of the task and the capabilities of the operator in question. Companies engaged in the repair and overhaul business are required to obtain licenses from government regulatory bodies and, in many cases, the manufacturers. Companies active in this industry include the manufacturers of helicopters, components, and accessories, repair facilities authorized by the manufacturers to repair and overhaul their products, and small workshops not typically authorized by the manufacturers. The low cost of transporting components relative to the total cost of the repair and overhaul services has resulted in the development of a worldwide market for repair and overhaul services.

We currently operate the only licensed commercial major component repair and overhaul facility in the world for the Eurocopter Super Puma helicopter, other than the original equipment manufacturer. Our facility, located in Stavanger, Norway, is also an authorized customer service facility for Bell Helicopter Textron and has been designated by engine manufacturer General Electric as an approved repair and overhaul facility for the GE CT-58 engine used in the Sikorsky S-61 helicopter and other types of aircraft. We also operate an authorized customer service facility for Turbomeca's Makila engines, which are used to power Super Pumas. In January 2000, we entered into an agreement to expand our license with Eurocopter into a worldwide license for the repair and overhaul of Super Puma major components and to include the Super Puma MkII model in the license. In February 2001, we entered into an agreement with Turbomeca to expand our licenses for the repair and overhaul of Makila engines to include civilian and military helicopters in regions outside of Scandinavia. In addition, our facility has been certified to repair and overhaul helicopters by the joint European approval system for aircraft maintenance organizations and is ISO-9001 certified. We have reorganized our European repair and overhaul business into Astec, which operates as a separate business in Stavanger and Aberdeen.

Our repair and overhaul facility includes a staff of highly skilled mechanics and engineers with an average of approximately 15 years of service. Repair and overhaul services provided by our facility include (1) airframe inspections, designs and modifications, (2) engine overhauls, (3) dynamic, hydraulic, mechanical, and other component overhauls, repairs and testing, (4) avionics overhaul and repair, (5) other miscellaneous equipment repair and maintenance and (6) logistical and technical support to helicopter operators. These services are performed through numerous workshops at the Stavanger, Norway facility, which include sheet metal, interior, and safety equipment workshops and paint facilities in addition to engine and parts workshops to provide customers with full service capabilities. Astec also operates a repair and overhaul facility in Aberdeen, Scotland.

We have developed a unique "one stop shop" concept for helicopter support whereby we directly support operators who are either setting up a remote operation, or expanding into the Sikorsky S-61 or Super Puma markets. The operator is able to choose from a range of products that are available at a standard of expertise the customer may not otherwise be able to support as a stand-alone unit. We are also becoming positioned to offer comprehensive component repair and overhaul services for the Boeing Chinook CH-47 heavy military helicopter.

Our repair and overhaul facilities currently provide a range of helicopter support services for our own helicopter operations and for third party military and commercial helicopter operators in the U.K., Spain, Denmark, Ireland, Canada, Brazil, the Netherlands, Australia and Indonesia. Third party customers include the Royal Norwegian Air Force, Royal Netherlands Airforce, Swedish Airforce, Finnish Frontier Guard, German Border Guard, Brunei Shell, Cougar Helicopters and Schreiner North Sea Helicopters.

We and Vector (and certain others) entered into a non-competition agreement on June 25, 1998, in connection with the sale of the repair and overhaul segment of our business at that time to Vector, whereby we agreed that until June 25, 2003, we would not engage in certain repair and overhaul activities that were competitive with certain activities of Vector. We currently perform work for our own helicopters, third party work involving the scope of services and customer base as they existed when we acquired HSG, and continuation of, and any territorial expansion of, our licenses for repairing and overhauling Eurocopter Super Puma helicopter components and their Turbomeca Makila engines for third parties. With the expiry of the non-competition agreement with Vector on June 25, 2003, we are now reviewing the options and opportunities available.

CHC Composites Inc. ("Composites") is a subsidiary of ours that manufactures composite aerospace components and bonded panels. Composites was established in fiscal 1999 and commenced commercial production on May 1, 2002. During the year we were awarded a five-year contract, to 2008, with Aero Vodochody of the Czech Republic for the manufacture of aerospace components for the Sikorsky S76 helicopter. The contract will generate estimated annual revenues of $5 million. Production is expected to commence before the end of calendar 2003.

Growth Opportunities: With approximately 500 Super Pumas and other heavy helicopters operating in the worldwide civilian and military markets, we believe there are significant growth opportunities for our repair and overhaul operations.

Flight Training

We operate an advanced flight training facility in Norway. This facility provides additional revenue and enhances our global reputation for excellence in helicopter services.

Our experienced instructors provide a wide variety of training services to our employees as well as civil and military organizations around the world. Technical ground school courses are taught to both pilots and technicians. Our Norwegian flight training school is an approved Eurocopter Training Centre for Puma/Super Puma type aircraft whose training programs are approved by the Norwegian Civil Aviation Authority. Our Norwegian flight training operations have two full flight simulators: the Sikorsky S-61N and the Eurocopter Super Puma AS332L helicopters. To date the S-61N simulator has accumulated more than 41,000 revenue hours (including almost 2,100 hours in fiscal 2003) and the Super Puma simulator has exceeded 68,600 revenue hours (including just over 3,600 hours in fiscal 2003). Both simulators are based in Stavanger, Norway and are certified and approved by the Norwegian Civil Aviation Authority as well as several other national aviation authorities. Since its inception, this facility has trained more than 21,600 pilots and mechanics from over 60 countries.

Seasonality

Following the completion of the sale of certain non-core operations during fiscal 2001, our remaining operations are not significantly affected by seasonal variations. In particular, the sale of the Canadian onshore helicopter operations had a major impact on reducing seasonality. The Canadian onshore operations typically produced significantly higher revenues and earnings in the six-month period ended October 31 than in the remaining six months of the fiscal year. The results of operations for the Canadian onshore helicopter operations to October 31, 2000 are included in the consolidated financial statements for fiscal 2001. Effective November 1, 2000 we commenced accounting for the Canadian onshore helicopter operations as an equity investment.

Safety and Insurance

Operation of helicopters involves some degree of risk. Hazards, such as aircraft accidents, collisions and fire, are inherent in furnishing helicopter services and can cause personal injury and loss of life, severe damage to and destruction of property and equipment, and suspension of affected operations. We maintain a flight safety organization that is responsible for ensuring compliance with safety standards within our organization and the requisite proficiency among flight crews. Our safety organization is responsible for training flight crews, conducting regular safety audits and seminars for all flight personnel, and generally ensuring safe operating techniques and standards consistent with Canadian and other government regulations and customer requirements. In addition, Transport Canada conducts safety audits to ensure that its standards are being met.

During the three fiscal years ended April 30, 2003, we experienced five accidents outside of Canada involving serious injuries or significant property damage.

On March 14, 2003, an S-76 aircraft experienced a total loss, with only minor injuries to the crew. The aircraft, operating in Azerbaijan, was on a training routine and experienced a hard landing, resulting in a fire in the aircraft. No passengers were on the aircraft at the time.

On November 10, 2001, a Super Puma operating in the U.K. rolled onto its side on the heli-deck of a drill ship after disembarking passengers during regular crew change. The sudden, unexpected repositioning of the ship in heavy seas caused the incident. Fortunately, there were no fatalities, but the aircraft was deemed a total constructive loss and we received insurance proceeds of $12.2 million based on the replacement value of the aircraft. The incident is not expected to have any material impact on fleet insurance rates, since the cause was not attributed to our operation of the aircraft, and our insurers are pursuing a significant reimbursement from a third party.

On December 29, 2000, a Bell 206 performing search and rescue work in Africa lost its tail rotor effectiveness while involved in a water-related life saving role. No one was injured. On April 20, 2000, one of our onshore U.K. light helicopters crashed into a small building. No one was injured, although the helicopter was damaged beyond repair. On June 5, 1999, an S-76 in the Gulf of Thailand was involved in a tail rotor strike resulting in a hard landing. There were no fatalities or injuries, but the aircraft sustained significant damage.

An incident occurred on September 8, 1997, when an HSG Super Puma, on contract with Statoil, crashed into the sea over the Norne oil field, resulting in the deaths of the two crew members and all ten passengers on board. Claims arising in connection with the Norne accident have been divided into three types: loss of hull, search and rescue costs and workers' compensation. The claim for loss of hull was settled during 1997 for U.S. $11.8 million, with HSG and third party insurers each bearing some costs. The Norwegian workers compensation board has paid NOK 2 million per person killed in the accident to their respective families. HSG has not had to pay any amounts with respect to liability claims arising under this accident and does not anticipate any future claims at this time. In July 2003 we reached an agreement with the aircraft manufacturer and our insurers under which the manufacturer will pay U.S. $6.25 million to settle this cost recovery claim. The net proceeds of this claim of approximately U.S. $5.0 million will be allocated between us and our insurers.

We maintain liability insurance coverage against general and aircraft liability, including personal injury, subject to a self-insured retention. In addition, we have separate hull policies that generally insure against physical loss of, or damage to, our helicopters in certain circumstances, subject to a self-insured retention, including losses due to war, expropriation, confiscation and nationalization. We are not insured for loss of profit or use of our helicopters.

While we believe that we are adequately covered by insurance in light of our historical need for insurance coverage, the loss of this coverage or the loss, expropriation or confiscation of, or severe damage to, a large number of our helicopters could adversely affect our operations and financial condition. In addition, the events of September 11, 2001 caused a worldwide increase in insurance rates, particularly, in the business in which we operate and restricted the ability of operators to acquire war liability coverage above certain limits. As a result of these and other factors, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we consider reasonable.

Fleet

During fiscal 2003, we entered into, as lessee, seven long-term aircraft operating leases, including sale-leaseback arrangements for six aircraft we previously owned and the lease of one new Super Puma MkII to support activity in the North Sea. Our fleet currently operates at close to full capacity.

Government Regulation

U.K. Regulation

Requirements for Operating License

Our U.K. operating subsidiary, Scotia, has been issued an operating license by the U.K. Civil Aviation Authority. Formerly, operating licenses were held by two of our U.K. subsidiaries, Brintel and Scotia (previously Bond Helicopters Limited), but as of June 30, 2000 the helicopter operating business and assets of Brintel were transferred, for value, to Bond. Bond was renamed CHC Scotia Limited and is now the only operating subsidiary in the U.K. in our group, and therefore our only subsidiary holding a U.K. operating license. Without this operating license, we would not be able to operate helicopter services through our U.K. subsidiary. Under applicable European law, all of our European subsidiaries that operate helicopter services must be "effectively controlled" and "majority owned" by nationals of member states of the European Union or the European Economic Area to maintain their operating licenses. We are controlled by Mr. Craig L. Dobbin, a citizen of both Canada and the Republic of Ireland (a member state of the European Union).

In January 1994, two competitors of Brintel (at that time the only U.K. operating company in our group) complained to the European Commission and the U.K. Civil Aviation Authority that the ownership structure of CHC and Brintel did not comply with the requirements of European licensing regulations and one competitor brought an application in the English courts for judicial review of the U.K. authorities decision not to revoke Brintel's operating license following the acquisition of Brintel by CHC. Subsequently, Brintel received notice that, as a result of communications with the European Commission, the U.K. Civil Aviation Authority believed that Brintel may not satisfy the nationality requirements of applicable European law. The U.K. Civil Aviation Authority subsequently informed the U.K. Secretary of State on December 4, 1997 that it had reason to believe that Brintel did not comply with the ownership requirements of applicable European law. The U.K. Secretary of State has the ability to direct the U.K. Civil Aviation Authority to withdraw Brintel's operating license for failure to comply with such requirements.

To resolve the ownership issues with the U.K. Civil Aviation Authority and the European Commission, we entered into an agreement with the U.K. Department of the Environment, Transport and the Regions to effect a transaction that was approved by our shareholders on December 9, 1997. Pursuant to that agreement, we created and issued 11 million ordinary shares, a new class of restricted voting securities, to a corporation indirectly wholly-owned by Mr. Dobbin for $33 million. We loaned that corporation the $33 million to purchase the ordinary shares. The loan is secured by a lien on the ordinary shares. The ordinary shares are entitled to one vote for every 10 ordinary shares held and to dividends equivalent on a per share basis to any dividend paid on our subordinate voting shares, but each dividend paid on the ordinary shares requires prior minority shareholder approval.

In connection with these transactions, Mr. Dobbin and related corporations entered into an agreement with us under which they agreed, among other things:

  not to directly or indirectly sell or transfer any of the ordinary shares, except for transfers that have been approved by a committee of independent directors of CHC; and

  not to take any action to cause or support our dissolution, liquidation or winding-up or other distribution of our assets unless the dissolution, liquidation or winding-up or other distribution has received minority shareholder approval.

As a result of these transactions, we were advised by the U.K. Civil Aviation Authority that it did not intend, in the absence of any further change in circumstances or any information available to it, to take any further action in relation to Brintel in the context of the ownership requirements of applicable European licensing law. Although discussions and correspondence with the European Commission, the U.K. Department of Environment, Transport and the Regions and the U.K. Civil Aviation Authority confirmed that the issuance of the ordinary shares to Mr. Dobbin in December 1997 allowed us to satisfy the nationality requirements, this will not necessarily preclude further challenges of Scotia's right to maintain its operating license on this or any other basis. Further, Scotia's eligibility to maintain its license could be adversely affected if Mr. Dobbin were to dispose of the shares he holds in CHC or if he were to die and no alternative arrangement acceptable to the U.K. Civil Aviation Authority were implemented. During fiscal 2002, Mr. Dobbin's five children were granted Irish citizenship, thereby providing a further succession alternative, which would ensure our long-term eligibility to operate in Europe. While we do not believe this is probable, the revocation of the license would have a material adverse effect on our business, financial condition and results of operations.

Following our acquisition on August 11, 1999 of over 90% of the shares of HSG, including its subsidiary Bond, which operated in the U.K., we disclosed the details of the transaction to the U.K. Civil Aviation Authority and obtained written confirmation from the U.K. Civil Aviation Authority that the licensing of Bond would not be adversely affected by its acquisition by us.

Norwegian Regulation

Requirements for Operating License

Our Norwegian subsidiaries are, through Norway's status in the European Economic Area, subject to substantially the same European Union nationality requirements with regard to ownership and control as our U.K. subsidiaries. On May 9, 1999, in response to objections initiated by the previous management of HSG, the Norwegian Ministry of Transport confirmed in writing that it had adopted the same position as the U.K. Civil Aviation Authority with regard to our satisfaction of the European Union (and European Economic Area) nationality requirements and therefore would not challenge HSG's eligibility to hold helicopter operating licenses in Norway after our acquisition of HSG. Although we have at this time no indication that we are in breach of the applicable requirements and do not believe this to be the case, there remains some risk that we could lose our own licenses to operate in Norway, as well as the U.K., as a result of these or other regulations promulgated in the European Union or affecting countries in the European Economic Area. While we do not believe this is probable, the revocation of these licenses would have a material adverse effect on our business, financial condition and results of operations.

Canadian Regulation

Requirements for Operating License

The helicopter industry in Canada is regulated under the provisions of the Canada Transportation Act (the "Transportation Act") and the Aeronautics Act (Canada) (the "Aeronautics Act"). Under the Transportation Act, a license must be obtained from the Canada Transportation Agency to provide air services (including helicopter services) to the public. To obtain a license to provide air service within Canada (a domestic air service license), an operator must establish that it is "Canadian" within the meaning of the Transportation Act (unless exempted from this requirement by order of the Minister of Transport), that it holds the appropriate air operator certificate issued under the Aeronautics Act, that it has specified liability insurance coverage and that it meets the prescribed financial requirements with respect to the operation of medium and/or large aircraft as defined. In order for a corporation to qualify as "Canadian" within the meaning of the applicable parts of the Transportation Act, the corporation must be controlled in fact by, and at least 75% of the voting interests of such corporation must be owned and controlled by, Canadian citizens, permanent residents of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) or other persons or entities that otherwise qualify as "Canadian" pursuant to the provisions of the Transportation Act. Air operator certificates are issued by Transport Canada pursuant to the Aeronautics Act and related regulations and orders. To receive an air operator certificate, an applicant must satisfy certain requirements with respect to its operations.

Holders of domestic air service licenses are required to maintain a tariff setting out charges for their services. Although these tariffs can be amended by the license holder, any person may object to the Canada Transportation Agency with respect to tariff charges. The Canada Transportation Agency may, upon receipt of such a complaint, reduce or disallow any such charges. A domestic air service license holder may charge customers rates other than those set out in the tariff by entering into a contract with such customers whereby it is agreed that the terms of such contract are to be kept confidential.

The Transportation Act also requires a helicopter operator to obtain a license to operate an international air service (a service between Canada and another country). The requirements for international air service licenses are similar to those for domestic licenses.

We have a domestic air service license and an international air service license. Our ability to conduct business is dependent on our ability to maintain these licenses and our air operator certificates. The Canada Transportation Agency may suspend or cancel the license of any license holder if the Canada Transportation Agency has reasonable grounds to believe that the holder has ceased to qualify for the issuance of a license or has contravened any applicable provision of the Transportation Act. We no longer directly carry on light helicopter operations in Canada, but we operate heavy helicopters off Canada's east coast in support of the oil and gas industry.

Australian Regulation

Requirements for Operating License

The helicopter industry in Australia is regulated by various authorities, the most significant of which is the Australian Civil Aviation Safety Authority ("CASA"). Pursuant to the Civil Aviation Act, 1988, CASA is primarily responsible for safety regulations for (1) civil air operations within Australian territory and (2) Australian registered aircraft operating outside of Australian territory.

To operate an aircraft in Australia, it must be registered with CASA and a valid Certificate of Airworthiness must be obtained and be valid and in effect. The operation of an aircraft for a commercial purpose into, out of or within Australian territory can only be undertaken as authorized by an Air Operators' Certificate. CHC Australia has been licensed by CASA to conduct charter operations within, into, out of and outside of Australian territory and to engage in the maintenance of aircraft and maintenance of aircraft components.

South African Regulation

Requirements for Operating License

Aviation services in South Africa are regulated under the Air Services Licensing Act for domestic service and the International Air Services Act for international services. Additionally, aircraft used in such services must be registered under the Aviation Act, 1962. The Air Services Licensing Council issues domestic licenses if satisfied that (a) the service will be safe and reliable, (b) the applicant is a resident of South Africa or, if a corporation is incorporated in South Africa and 75% of the voting rights are held by South African residents, (c) the applicant will be in control of the service and (d) the aircraft is registered in South Africa. Upon acquiring its interest in Court Air (Pty) Ltd., HSG obtained a letter from the Ministry of Transport in South Africa, confirming its approval of HSG's indirect acquisition of Court Air on the basis that Court Air's immediate parent, Court Air Holdings (Pty) Ltd., was a South African registered company. Legal advice from our South African counsel has confirmed that Court Air's licenses for helicopter operations in South Africa should not be adversely affected by our acquisition of HSG, but cautioned that there is some continuing risk that the South African Ministry of Transport could reverse its prior decision. No action with respect to these licenses has been taken since our acquisition of HSG. While we do not believe this is probable, any such action could materially and adversely affect our business, financial condition and results of operations. There are also requirements for an operating certificate, uninterrupted operation and insurance. The requirements for an international license are similar, with an additional requirement that the service can be operated within the structure of existing air service in South Africa. The International Air Services Council may also take into account the financial capability of the applicant, economic and other national interests of South Africa and the effect on existing services. Domestic fares are unregulated but international fares are governed by international agreements between governments.

Black Empowerment

Black Empowerment legislation in South Africa requires that we have a local partner that satisfies the black empowerment requirements in order to be able to bid on contracts in South Africa. We are in discussions with a prospective black empowerment partner regarding the entering into of an agreement that would satisfy such requirements.

Other International Regulation

Helicopter operations in other foreign countries are regulated to various degrees by their governments and must be operated in compliance with those regulations. These regulations may require us to obtain a license to operate in that country, may favor local companies or require operating permits that can only be obtained by locally registered companies and may impose other nationality requirements. To conduct helicopter operations in these countries, we may operate in conjunction with a local representative or joint venture partner. Our representatives or partners typically receive a small percentage of local revenues or a fixed fee but generally do not provide any personnel or assume any of the liabilities related to the performance of the contract. We currently have representatives or partners in a number of countries including Azerbaijan, Ecuador, Myanmar, Saudi Arabia, Venezuela and Thailand.

Environmental

Our operations sometimes involve the use, handling and storage of material that may be classified as environmentally hazardous. Laws protecting the environment have become more stringent in Canada and certain other countries in recent years and may, in certain circumstances, impose liability for environmental damage without regard to negligence or fault. These laws also may expose us to liability for the conduct of, or conditions caused by, others or for our acts that were in compliance with all applicable laws at the time these acts were performed. We believe that ensuring compliance with these environmental laws has not, to date, had a material adverse effect on our financial position. We cannot, however, predict the likelihood of change to these laws nor the impact of any change on our financial position.

ORGANIZATIONAL STRUCTURE

As of April 30, 2003, we had the following significant subsidiaries:

		Percentage
	Jurisdiction of	Ownership
Company name	Incorporation	(common equity)
CHC Helicopters International Inc.	Canada	100%
CHC Helicopters (Barbados) Limited	Barbados	100%
CHC Leasing (Barbados) Limited	Barbados	100%
Canadian Helicopters (U.K.) Limited	Scotland	100%
CHC Scotia Limited	England and Wales	100%
Vinland Denmark AS	Denmark	100%
Vinland Helicopters AS	Norway	100%
Helicopter Services Group AS	Norway	100%
CHC Helikopter Service AS	Norway	100%
Astec Helicopter Services AS	Norway	100%
Integra Leasing AS	Norway	100%
Heliwest AS	Norway	100%
CHC Helicopters (Australia) (through Lloyd Helicopter
Services Pty. Ltd.)	Australia	100%
CHC Helicopters (Africa) Pty. Ltd. (formerly Court
Helicopters Pty. Ltd.)	Africa	100%
Court Helicopters Limited (Mauritius)	Mauritius	100%
CHC Composites Inc.	Canada	100%
CHC Denmark ApS	Denmark	100%
CHC Ireland Limited	Ireland	100%

PROPERTY, PLANT AND EQUIPMENT

Fleet

The composition of our fleet at April 30, 2003, and some of the characteristics of the individual types of aircraft we own or lease are as follows:

		Number in Fleet			Passenger	Approximate
Fleet Composition	Owned		Leased	Type of Engine	Capacity	Range
					(1)	(2)

Light Helicopters
Bell 206 Series	`	7	-	Turbine	6	320 nm.
Bell 407		1	-	Turbine	6	328 nm.
Eurocopter 350 Series		1	-	Turbine	5	273 nm.
Eurocopter BO 105		1	-	Twin Turbine	4	307 nm.
Eurocopter 355 Twin Star		1	-	Twin Turbine	4	360 nm.
Total		11	-

Medium Helicopters
Bell 212 Series		9	5	Twin Turbine	14	238 nm.
Bell 214		1	-	Twin Turbine	19	418 nm.
Bell 412		5	2	Twin Turbine	14	349 nm.
Eurocopter 365 Series		13	3	Twin Turbine	9	414 nm.
Sikorsky S-76 Series		32	6	Twin Turbine	9	407 nm.
Total		60	16

Heavy Helicopters
Eurocopter Super Puma 332L/L-1		21	11	Twin Turbine	20	455 nm.
Eurocopter Super Puma 332 MkII		-	13	Twin Turbine	19	461 nm.
Sikorsky S-61N		20	4	Twin Turbine	26	125 nm.
Total		41	28

Fixed Wing Aircraft
Twin Otter		-	1	Twin Turboprop	19	663 nm.
Convair 580		2	-	Twin Turboprop	55	782 nm.
Total		2	1
TOTAL		114	45

(1) Excludes pilots and assumes standard seating of only one pilot.
(2) Assumes no auxiliary fuel tanks and maximum payload.

Of our fleet of 159 aircraft, we owned 114, operated 36 under long-term operating leases and operated nine under short-term operating leases at April 30, 2003.

Based on an appraisal as of April 2003 by an independent helicopter valuation company, the aggregate estimated resale value of the aircraft we owned at April 30, 2003 was approximately U.S. $365.5 million ($523.9 million). At April 30, 2003, we had spare parts and components with a book value of approximately $92 million.

Facilities

At April 30, 2003, we operated from approximately 65 locations worldwide, including 19 in Europe, using facilities that include hangars, supply and service centers, engineering support facilities and offices. In Norway, the U.K., Canada and Australia, we generally own the hangars we use in our helicopter operations, which are located primarily on leased airport lands. We generally lease supply and service centers, engineering support facilities and offices from third parties.

The principal properties from which we now conduct our operations are:

		Buildings	Owned or Leased/Lease Expiration Date
Location	Operations	(Square Feet)	Land	Buildings

St. John's, Newfoundland,	Corporate Headquarters;	45,000	Leased	Owned
Canada	Helicopter Operations		August 31, 2011
	Capability

Richmond, British Columbia,	International Headquarters;	29,000 (1)	Leased	Owned
Canada	Helicopter Operations		September 30, 2004

Aberdeen, Scotland	CHC Scotia;	45,000	Leased	Leased
	Helicopter Operations		May 1, 2016	May 1, 2016
	CHC Scotia;	25,000	Leased	Owned
	Terminal Building		June 30, 2027

Stavanger, Norway	CHC Helikopter Service;	40,000	Leased	Owned
	Helicopter Operations and		March 31, 2012
	Astec Headquarters	129,000	Leased	Owned
	Repair and Overhaul		March 31, 2012

Cape Town, South Africa	CHC Africa	45,000	Leased	Leased
	Helicopter Operations		April 30, 2010	April 30, 2010

Adelaide, Australia	CHC Australia	13,000	Owned	Owned
	Helicopter Operations

(1) Of the 29,000 square feet, 8,000 square feet is being leased by Vector for the use of two engine test cells.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section should be read in conjunction with "Selected Financial Data" and the consolidated financial statements of CHC included elsewhere in this Annual Report. The consolidated financial statements of CHC have been prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see "Principal Differences between Canadian and U.S. GAAP," and Note 29 to the CHC consolidated financial statements included elsewhere in this Annual Report.

We acquired HSG on August 11, 1999. Accordingly, the operating and financial review for periods prior to that date do not reflect the significant impact of our acquisition of HSG.

Overview

We are a major provider of helicopter transportation services to the global oil and gas industry. We, through our subsidiaries, have been providing helicopter services for more than 50 years and currently operate in over 20 countries, with major operating units based in the U.K., Norway, South Africa, Australia and Canada. We principally provide helicopter transportation services to the oil and gas industry for production and exploration activities, as well as emergency medical and search and rescue services ("EMS/SAR"). In general, we target opportunities where customers require sophisticated helicopters operated by trained and experienced pilots, typically under long-term contracts.

We were created in 1987 as a holding company to combine the operations of Sealand Helicopters Limited and Toronto Helicopters Limited (both of which were Canadian companies controlled by Mr. Craig L. Dobbin, Chairman of the Board and Chief Executive Officer of the Company and a principal shareholder) and to acquire Okanagan Helicopters Ltd, also a Canadian company. Since our formation, we have grown organically as well as through acquisitions, the most significant of which were the acquisition in 1988 of the majority of the assets of Ranger Helicopters Limited in Canada; the acquisition in 1989 of all the outstanding shares of Viking Helicopters Limited in Canada; the acquisition in 1993 and 1994 of all the outstanding shares of Brintel Holdings Limited in the U.K.; and the acquisition in 1999 of all the outstanding shares of HSG in Norway.

Our subordinate voting shares and multiple voting shares currently trade on the Toronto Stock Exchange ("TSX") and effective October 11, 2002, the subordinate voting shares commenced trading on the New York Stock Exchange.

Business Strategy

During fiscal 2000, we completed the acquisition of HSG. HSG primarily provided helicopter services to the oil and gas industry in the U.K., Norway, Australia and Africa. During fiscal 2001, we continued our strategy of positioning ourselves as a major provider of helicopter transportation services to the global oil and gas industry by completing the sale of our non-oil and gas related light and medium helicopter operations in Canada, the U.K., Norway and Sweden. During the past several years, we have continued to strengthen our position in the oil and gas industry through new contract awards, the renewal of existing contracts and the expansion of our aircraft fleet and ground support facilities.

In addition to helicopter operations and flight training services, which represented 90.4% of our revenues for the year ended April 30, 2003 (fiscal 2002 - 92.9%), we provide repair and overhaul services for our own aircraft and for third-party customers. Helicopters must be serviced or overhauled at predetermined intervals based on flight hours. Therefore, our repair and overhaul capabilities, which include the ability to service a number of helicopter types, provide a diversified source of relatively stable revenue. We believe that our repair and overhaul and flight training activities are important in enhancing our worldwide reputation as a full-service helicopter operator. In addition, our lower-cost in-house repair and overhaul services provide us with a cost advantage over our competitors.

We believe that success as a provider of helicopter services to the global oil and gas industry requires a modern fleet of aircraft configured for offshore flying and maintained in accordance with maintenance standards established by the aircraft manufacturers and aviation authorities, a global presence to allow us to serve major oil and gas customers, a supply of trained and experienced pilots, a continuous focus on safety in all of our activities and the ability to finance growth as necessary. We believe, based on these factors, that we are well positioned to continue to be a major provider of helicopter services to the global oil and gas industry.

We also have a composites business ("Composites") in Canada that manufactures composite airframe components for major airline and helicopter manufacturers. We do not consider this business to be integral to our overall strategy and are currently reviewing our strategic options for this business, which may include a sale of all or part of the business.

In fiscal 2003, we achieved record net earnings from operations for the fourth consecutive year. The following graph illustrates the growth in net earnings from operations over the fiscal periods 1999 to 2003.

Non-GAAP Earnings Measures

Our continuous disclosure documents may provide discussion and analysis of "EBITDA" and "Net earnings from operations". These earnings measures do not have standard definitions prescribed by generally accepted accounting principles in Canada ("Canadian GAAP") and therefore may not be comparable to similar measures disclosed by other companies. We have included these Non-GAAP earnings measures because they are used by management, investors, analysts and others as measures of our financial performance. The definitions of these Non-GAAP earnings measures are set forth below:

EBITDA is defined as net earnings before interest, income taxes, non-cash items and large, non-recurring items. EBITDA is represented by "Earnings before undernoted items" on our Consolidated Statements of Earnings.

Net earnings from operations is defined as net earnings before large, non-recurring items. It is used as a measure of our ability to generate net earnings from normal, recurring operations.

The table below provides a reconciliation of Net earnings from operations to the GAAP measure, Net earnings, and also provides details on the calculation of basic and diluted Net earnings from operations per share.

Reconciliation of Non-GAAP Earnings Measures to GAAP Net Earnings
(in thousands of Canadian dollars, except per share amounts)
	Year Ended April 30
		(Restated)(1)
	2003	2002
Earnings from operations before income taxes
and debt settlement costs (from
Consolidated Statement of Earnings)	$76,692	$57,192

Asset impairment charge (non-recurring item)	12,811	(2) -
	89,503	57,192
Applicable income taxes
(2003 - 21.8%; 2002 - 17.3%)	(19,491)	(3) (9,900)

Net earnings from operations	70,012	47,292
Non-recurring items:
After-tax debt settlement costs ($12,464 less
taxes of $4,548)	(7,916)	(4) -
After-tax asset impairment charge ($12,811
less taxes of $2,872)	(9,939)	(2) -
Tax recovery	13,976	(3) -
Net earnings	$66,133	$47,292

Net earnings from operations	$70,012	$47,292
Weighted average number of shares	20,728	16,464
Basic net earnings from operations per share	$ 3.38	$ 2.87

Net earnings from operations	$70,012	$47,292
Effect of potential dilutive securities	478	516
	$70,490	$47,808
Weighted average number of shares (diluted)	22,621	18,279
Diluted net earnings from operations per share	$ 3.12	$ 2.62

(1) See Note 4(a) to the Consolidated Financial Statements included elsewhere in this Annual Report.
(2) See Note 9(ii) to the Consolidated Financial Statements included elsewhere in this Annual Report.
(3) See "Income Taxes" under "Results of Operations" below.
(4) See "Debt Settlement Costs" under "Results of Operations" below.

For the year ended April 30, 2003, revenue generated by helicopter transportation services for the oil and gas industry was 72.4% of our total revenue of $722.4 million, compared to approximately 78.0% for the previous fiscal year.

The level of worldwide offshore oil and gas exploration and production has traditionally influenced demand for helicopter transportation services. While oil and gas exploration activity in our North Sea market declined during fiscal 2003, industry analysts expect the activity level to recover. Activity levels in our other international markets in fiscal 2003 remained consistent with levels experienced in the prior year.

We expect new exploration activity to occur in both producing and non-producing regions of the remote North Sea and Caspian Sea, and offshore South America, West Africa, Southeast Asia and Eastern Canada. We believe this increase in activity will result in increased global demand for helicopter transportation services. While 14.2% of our revenue is derived from exploration activity, 58.2% is derived from oil and gas production activity. The latter is less affected by cyclical movements in oil and gas prices.

The following chart breaks down revenues for fiscal 2003 by industry sector.

The Business

Helicopter Operations

We contract with customers to provide aircraft for various periods of time. For the year ended April 30, 2003, 74.8% of our revenue came from long-term contracts with terms ranging from two to seven years. Such contracts are ordinarily awarded following a competitive bidding process among prequalified bidders. Contracts may be based on a fixed monthly fee with an additional hourly charge for actual flight time, or solely on an hourly charge for actual flight time.

Contracts for helicopter services in support of oil and gas exploration activities are generally short-term, usually twelve months or less. Contracts for transport of personnel and equipment to oil and gas production sites are generally long-term. Typically, we supply crew and maintenance personnel in addition to aircraft. However, we do have a limited number of contracts under which we supply aircraft only, often in conjunction with repair and overhaul and training services. We will continue to pursue this latter type of contract in the future as such arrangements may allow us to partner with other local operators to gain entry to new markets, thereby driving growth.

A substantial number of our long-term contracts contain provisions permitting early termination by the customer without penalties. However, with the exception of contracts that were transferred to another operator due to the merging of oil and gas producers, during the last five years no customer has exercised that right. At the expiration of a contract, our customers typically solicit new bids for the next contract period. Contracts are typically awarded based on a number of factors, including price, long-term relationships, the safety record of the helicopter service provider and quality of customer service. Generally, an incumbent operator has a competitive advantage in the bidding process stemming from its relationship with the customer, its knowledge of site characteristics, its understanding of the cost structure for the specific operations and its proven ability to meet service level requirements and provide the necessary aircraft.

Our contracts require that fuel be provided directly by the customer or be charged directly to the customer based on the actual fuel costs incurred by us. As a result, we have no significant exposure to changes in fuel prices.

New contract start-up costs, including equipment and crew transportation and base set-up costs, can represent a significant portion of operating costs. We therefore believe that our global network of bases and operating licenses give us a competitive advantage in bidding on new contracts throughout most of the world. With more than 60 bases on seven continents, we are positioned to meet the requirements of our customers in most regions within short periods of time at competitive rates.

We have long-term working relationships with most of the major oil and gas companies, including the operating subsidiaries of bp, ExxonMobil, ConocoPhillips, Shell, Statoil, Norsk Hydro, TotalFinaElf, Talisman, Chevron, Maersk and Unocal. Many of these have been customers of ours for more than 20 years.

Safety is a primary focus in all activities performed by us. We believe that we have one of the best safety records in the industry, as evidenced by our low incident rate and the lowest insurance premiums among the major providers of helicopter services to the offshore oil and gas industry.

Repair and Overhaul Services

Repair and overhaul services cover all major helicopter components, including engines, rotor heads, gearboxes and blades. Contracts with customers specify the extent of the services to be provided by us. Some contracts cover all components on an aircraft, while others include only specific components. Additionally, some of our contracts require customers to pay for services on an hourly flying basis. Typically, a portion of the revenue from these "power-by-the-hour" contracts is recognized on a monthly basis to reflect ongoing services being provided, with the balance deferred and recognized as the major repair and overhaul services are performed. While we are licensed to provide repair and overhaul services on a range of aircraft, the majority of our repair and overhaul revenue is derived from our major aircraft type, the Super Puma.

As part of the sale of our previous repair and overhaul business, Vector, in 1998, we entered into a five-year non-compete agreement that expired on June 25, 2003. With the expiration of the non-compete agreement, we are reviewing our options for the repair and overhaul of our medium aircraft previously provided by Vector, including the possibility of performing a portion or all of this work in our own repair and overhaul facilities.

Competitive Position

We are one of only two global providers of helicopter transportation services to the offshore oil and gas industry. Both we and our global competitor have a modern fleet of helicopters, a global presence, long-term relationships with major oil and gas companies and a reputation for providing safe, high-quality, reliable service. There are other competitors, but they are smaller, regional operators. During 2003, a new competitor entered the U.K. sector of the North Sea market. This competitor is establishing operations in Aberdeen, Scotland and on August 1, 2004 is scheduled to commence providing helicopter services that are currently performed by us under a long-term contract that was not renewed by a customer of ours.

We have a significant market position in all global offshore oil and gas markets, with the exception of the Gulf of Mexico, where we do not have a presence. Our absence in that market stems from the fact that the oil and gas companies operating in the Gulf of Mexico utilize primarily light and medium helicopters under short-term contracts. We estimate that we have a market share of approximately 65% in the combined Norwegian, U.K. and Danish sectors of the North Sea, the world's largest area of offshore oil and gas development. We believe we are well positioned to capitalize on growth opportunities in the North Sea and elsewhere. As oil and gas wells are depleted, it is expected that oil companies will go further offshore to develop deep-water reserves. Our global presence, long-term customer relationships and modern fleet of aircraft position us to participate in new oil and gas developments in most offshore oil and gas regions.

At present, the limited supply of helicopters available for use in the offshore oil and gas industry is a competitive advantage for us. In our experience, the Super Puma is the aircraft most requested by the major oil and gas companies operating in the North Sea, our major market, due to its superior range and payload. At present, we and our major competitor operate in excess of 95% of the worldwide fleet of commercial Super Pumas configured for offshore work. The manufacturer of the Super Puma does not stock new aircraft. The current lead-time to acquire a new Super Puma is approximately 24 months. At present there is no substitute for the Super Puma in commercial operation that is acceptable to major customers operating in the North Sea and certain other regions where large numbers of passengers are transported long distances offshore. A potential competitor to the Super Puma is the Sikorsky S92, scheduled to enter commercial operation in 2005. We will consider adding the S92 to our fleet if customers request this aircraft type.

In our international markets, the primary aircraft are the Sikorsky S76 and S61. We continue to upgrade our fleet to meet customer requirements and will be taking possession of new S76C+ aircraft in fiscal 2004. As oil and gas production and exploration in the international markets move further offshore, there will be an increasing need for newer heavy aircraft in these markets.

Our fleet includes the newest model of the Super Puma, the MkII, the most advanced heavy aircraft in operation in our markets. At April 30, 2003, we were operating 13 MkII aircraft, while only two other MkII aircraft were operating in our markets.

Our repair and overhaul facilities located in Norway and the U.K. are the only commercial facilities in the world licensed to perform repair and overhaul services on the Super Puma helicopter, other than the original equipment manufacturer. In addition to providing repair and overhaul services for our fleet of 45 Super Pumas, our facilities, experience and reputation position us to increase our market share of repair and overhaul services for the world's approximately 500 Super Pumas, of which 80% are employed in non-civil and military operations.

Fleet

The helicopters in use today may be divided into two general categories: single-engine (light) aircraft and twin-engine (heavy and medium size) aircraft.

Single-engine aircraft have a passenger capacity of 3 to 6, operate under visual flight rules (daylight and good weather flying only) and can be operated with one pilot. Given their low passenger capacity and inability to fly in poor weather conditions, these aircraft are generally limited to onshore operations. In recent years, we have sold most of our operations and aircraft in this category, and have only 11 light aircraft in our current fleet. However, we have a 43.5% interest in CHL, which operates in Canada's onshore market primarily with light aircraft.

Twin-engine aircraft require two pilots, have a capacity of 9 to 26 passengers and can operate under instrument flight rules (daytime and nighttime flying under a variety of weather conditions). The greater passenger capacity, longer range and ability to operate in adverse weather conditions make these aircraft more suitable than single-engine aircraft for offshore support. The high cost of these larger aircraft and their limited availability tend to lessen competition from smaller operators. We currently operate 145 aircraft in this category (69 heavy and 76 medium aircraft).

At April 30, 2003 our fleet consisted of 159 aircraft, of which 114 were owned and 45 leased. Of these, 71 operated in Europe (primarily in the North Sea market) and the remainder were used in other international markets. An additional 143 aircraft were operated by CHL.

Based on an independent appraisal, as at April 30, 2003 the aggregate estimated resale value of the 114 aircraft owned by us was approximately U.S. $365.5 million ($523.9 million). This appraisal indicates a surplus of $185.1 million over the carrying value reflected in our balance sheet. The appraisal surplus has decreased by $85.9 million since April 30, 2002. This decrease is primarily the result of the sale-leaseback of six Super Puma aircraft during the year and the impact of foreign exchange rate fluctuations on the translation of the aircrafts' appraised values and net book values into Canadian dollars.

During fiscal 2003, we entered into seven long-term aircraft operating leases, including sale-leaseback arrangements for six aircraft previously owned by us and the lease of one new Super Puma MkII to support activity in the North Sea. Our fleet currently operates at close to full capacity.

Our fleet at April 30, 2003 (including owned and leased aircraft) was comprised of the following aircraft by segment:

Aircraft type	Europe	International	Total	Owned	Leased
Heavy
Eurocopter Super Puma MkII	13	-	13	-	13
Eurocopter Super Puma	26	6	32	21	11
Sikorsky S61	12	12	24	20	4
	51	18	69	41	28

Medium
Sikorsky S76	8	30	38	32	6
Bell 412	-	7	7	5	2
Bell 212	-	14	14	9	5
Eurocopter 365 Series	11	5	16	13	3
Other	1	-	1	1	-
	20	56	76	60	16
Light
Bell 206	-	7	7	7	-
Eurocopter AS350/355	-	2	2	2	-
Other	-	2	2	2	-
	-	11	11	11	-
Fixed-wing	-	3	3	2	1
Total	71	88	159	114	45

Approximately 70% of a helicopter's value resides in its dynamic components. Since the components are overhauled, replaced or upgraded on a regular basis pursuant to manufacturer and regulatory requirements, older models of helicopters that have been upgraded are capable of meeting many of the same performance standards as newer models. As a result, as the price of new helicopters rises, older models of these helicopters that have been properly maintained and upgraded generally retain their value. We typically receive sale proceeds in excess of the original purchase price when we sell helicopters as part of our ongoing program of optimizing our fleet mix to meet changing market conditions.

Lease Obligations

We have entered into aircraft operating leases with third-party lessors in respect of 45 aircraft included in our fleet at April 30, 2003. These leases have expiry dates ranging from June 2003 to June 2010. We have the option of purchasing the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options, but have no commitment to do so. The minimum lease payments under these aircraft operating leases for the period 2004 to 2010 total $172.6 million.

In addition to aircraft operating leases, we have minimum lease payments of $45.5 million for the same period related to operating lease commitments for buildings and non-aircraft equipment.

For additional details on our lease obligations, see "Contractual Obligations" and also Note 23 to the Consolidated Financial Statements included elsewhere in this Annual Report.

We retained operating leases for 11 S76A aircraft in connection with the sale of CHL during fiscal 2001. These leased aircraft were sub-leased to CHL for the remaining period of the existing leases (up to five years) with certain purchase options in favour of CHL during the lease terms. During 2003, CHL arranged its own financing for these aircraft, thereby relieving us of our commitment under the leases.

Commitments to Acquire New Aircraft

At April 30, 2003, we had commitments to take delivery of five new Super Puma MkII aircraft and options to acquire two EC225 helicopters for use primarily in our European operations. We have some flexibility built into the delivery schedule for these aircraft in order to match acquisitions with new demand. During fiscal 2004, we expect to take delivery of three Super Puma MkII aircraft.

We have also ordered four new S76C+ helicopters for our international operations for delivery in December 2003. These aircraft will be used in southeast Asia and in Africa to meet increased demand by customers for newer medium aircraft. Existing aircraft will be re-deployed to other projects in these markets.

The approximate total value of our commitments for the nine aircraft expected to be delivered in fiscal 2004 and 2005 is $153 million, including $108 million for the seven aircraft expected to be delivered in fiscal 2004. The purchase prices of the aircraft are denominated in euros and U.S. dollars. The amount that we will need to finance at the date of delivery may differ from the amounts noted above due to changes in foreign exchange rates. We have entered into foreign currency indemnity agreements which may reduce our exposure to fluctuations in exchange rates (see "Financial Instruments"). We intend to lease some of these aircraft under operating lease arrangements.

Sale of Non-Core Assets and Operations

During fiscal 2002 we sold our 49% equity investment in Wiking Helikopter Service ("Wiking"), a German onshore helicopter company, for total proceeds of $4.6 million. At the time of sale, Wiking owned two medium aircraft. The impact of Wiking on our net earnings prior to the sale was immaterial. The equity in earnings of associated companies recorded for Wiking was $0.7 million in fiscal 2001 and nil for fiscal 2002.

Results of Operations

The following table sets forth, for the years indicated, the results of operations as a percentage of revenues:

	Year ended April 30
	(Restated) (1)
	2003	2002
Revenue	100.0%	100.0%
Operating expenses	80.3	80.4

Earnings before undernoted items ("EBITDA")	19.7	19.6
Amortization	(3.1)	(3.0)
Gain on disposals of assets	0.3	0.3
Earnings from operations before asset impairment	16.9	16.9
charge
Asset impairment charge	(1.8)	-
Earnings from operations	15.1	16.9
Financing charges	(4.8)	(7.8)
Equity in earnings of associated companies	0.3	0.1
Debt settlement	(1.7)	-

Earnings before income taxes	8.9	9.2
Income taxes recovery (provision)	0.3	(1.6)
Net earnings	9.2	7.6

(1) See Note 4(a) to the Consolidated Financial Statements included elsewhere in this Annual Report

Year Ended April 30, 2003 compared to Year Ended April 30, 2002

Revenue

Total revenue for fiscal 2003 increased $104.5 million, or 16.9%, to $722.4 million from $617.8 million in fiscal 2002. The following are the primary reasons for the change in revenue:

  The impact of new contracts and price increases, partially offset by reduced flying hours, resulted in an increase in revenue of $47.6 million. The level of interaction between contract rates, flying hours, fixed monthly charges and aircraft mix makes it difficult to more accurately quantify the impact of the individual factors contributing to the revenue increase.

  The strengthening of European currencies against the Canadian dollar was the predominant factor that contributed to the remaining revenue increase of $56.9 million.

The $104.5 million increase in total revenue was derived from the oil and gas industry ($41.6 million), EMS/SAR ($19.2 million), repair and overhaul ($19.4 million), composites manufacturing ($6.4 million), training ($3.1 million), and other ($14.8 million). A significant portion of the increase in the other category relates to revenue earned in connection with modifications made to aircraft as part of a new search and rescue contract.

The table below provides a summary of segment revenue by quarter for fiscal 2002 and 2003:

		Revenue Summary by Quarter
		(in millions of Canadian dollars)
				Total	Repair
				helicopter	and
Period		Europe	International	operations	overhaul	Composites	Total
F2002	Q1	$ 101.3	$ 36.9	$138.2	$ 8.2	$ -	$ 146.4
	Q2	107.8	38.9	146.7	13.4	-	160.1
	Q3	95.6	44.9	140.5	11.1	-	151.6
	Q4	102.1	46.7	148.8	10.9	-	159.7

F2003	Q1	118.0	45.8	163.8	10.9	1.3	176.0
	Q2	125.4	44.5	169.9	19.6	1.3	190.8
	Q3	116.2	46.4	162.6	15.9	1.5	180.0
	Q4	108.6	48.0	156.6	16.6	2.4	175.6

We derive our helicopter flying revenue from two types of contracts. Approximately 60% of our fiscal 2003 flying revenue is derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remaining 40% is generated by fixed monthly charges. Because of the significant fixed component, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenues, they remain a good measure of the level of activity and fleet utilization. The following tables provide a quarterly summary of our flying hours and flying revenue mix for fiscal 2002 and 2003.

Flying Hours - Helicopter Operations
			Flying Hours		Number of Aircraft
Period		Europe	International	Total	Europe	International

F2002	Q1	24,452	10,330	34,782	77	90
	Q2	24,773	10,663	35,436	76	85
	Q3	21,781	11,276	33,057	75	88
	Q4	21,650	10,975	32,625	72	88

F2003	Q1	23,257	11,165	34,422	72	87
	Q2	22,994	10,618	33,612	73	87
	Q3	20,316	11,189	31,505	73	90
	Q4	19,430	11,067	30,497	71	88

We utilize primarily heavy aircraft in our European operations and medium aircraft in our international operations. As illustrated in the table below, the overall mix of revenue by aircraft type remained constant in fiscal 2002 and 2003.

Flying Revenue Mix
(in millions of Canadian dollars)
		Fiscal 2003				Fiscal 2002
	Heavy	Medium	Light	Total	Heavy	Medium	Light	Total

Europe	$335.8	$ 89.6	$ -	$425.4	$299.0	$ 75.9	$ -	$374.9
International	50.7	118.4	8.0	177.1	47.7	109.6	7.8	165.1
Total flying
revenue	$386.5	$208.0	$8.0	$602.5	$346.7	$185.5	$7.8	$540.0

Total %	64.2%	34.5%	1.3%	100%	64.2%	34.4%	1.4%	100%

We regularly compare our activity levels against available industry data. Aberdeen Airport Ltd. reports monthly helicopter passenger traffic for all helicopter operators in Aberdeen, Scotland, which is our largest base as measured by the number of aircraft and revenue. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport for fiscal 2000 to 2003.

	Aberdeen Airport - Helicopter Passengers
	Year ended April 30
	2003	2002	2001	2000

Q1	116,102	121,868	103,874	101,073
Q2	112,449	123,012	114,376	92,355
Q3	92,918	114,606	104,381	85,167
Q4	92,686	108,247	101,166	85,190
Total	414,155	467,733	423,797	363,785
	Source: Aberdeen Airport Ltd.

The data in the above table shows a year-over-year decline in activity in Aberdeen after a peak in 2002. It also demonstrates the low seasonality in activity levels from quarter to quarter. While activity levels in Aberdeen declined 11.5% in 2003 and our flying hours in Europe overall declined by 7.2%, revenues from the European flying segment increased in 2003 by 15.1%. The increase in revenues is partially the result of a portion of our revenues being derived from fixed charges that are unaffected by flying activity, rate increases on existing contracts and the impact of favourable foreign exchange rate fluctuations.

Operating Expenses

Total operating expenses for fiscal 2003 increased $83.2 million, to $580.2 million, from $497.0 million for fiscal 2002. The strengthening of the Norwegian kroner and pound sterling against the Canadian dollar during the year accounted for approximately 40% of the increase in operating expenses. Other major factors contributing to the increase in operating expenses include an increase in compensation costs in Europe related to new labour agreements entered into during fiscal 2002, and an increase in operating expenses of $9.6 million related to Composites which commenced commercial production in fiscal 2003. Operating expenses as a percentage of revenue was 80.3%, which was just slightly less than the 80.4% in the prior year.

EBITDA

EBITDA for fiscal 2003 increased $21.4 million, or 17.7%, to $142.2 million from $120.8 million for fiscal 2002. The increase is comprised of favourable foreign exchange rate fluctuations of $12.4 million, increased EBITDA from new contracts and rate increases in the flying and repair and overhaul segments of $9.8 million, and a reduction in Corporate and other costs of $2.4 million. These increases were partially offset by EBITDA losses of $3.2 million in Composites. EBITDA as a percentage of revenue increased slightly to 19.7% from 19.6% in the prior year.

Amortization

Amortization for fiscal 2003 increased $4.0 million to $22.6 million from $18.6 million for fiscal 2002. Additional amortization of $1.5 million was the result of the commencement of amortization of the pre-operating costs related to Composites and an additional $2.5 million increase related to capital asset additions.

Gain on Disposals of Capital Assets

During fiscal 2003, we disposed of property and equipment for net proceeds of $74.9 million (see "Investing Activities"), resulting in a net recognized gain of $2.4 million and a net deferred gain of $13.5 million related to the sale-leaseback of seven and the refinancing of one Super Puma aircraft. The recognized gain of $2.4 million is comprised primarily of a gain from insurance proceeds received for the total loss of an S76 aircraft supporting operations in Azerbaijan.

Asset Impairment Charge

At April 30, 2003, we evaluated the recoverability from cash flows of future operations of the carrying value of Composites' pre-operating expenses, which had been previously deferred and recorded in other assets on our balance sheet. We determined it appropriate to write off the entire $12.8 million book value of such pre-operating expenses at April 30, 2003 as an asset impairment charge (Notes 2 and 9 to the Consolidated Financial Statements included elsewhere in this Annual Report).

Financing Charges

Financing charges consisted primarily of interest on debt, amortization of deferred financing costs and foreign exchange gains and losses on operating activities, working capital revaluation, debt repayment and debt revaluation. Financing charges for fiscal 2003 decreased $13.1 million, or 27.3%, to $34.9 million from $48.0 million for fiscal 2002. This decrease was primarily the result of the redemption of 35% ($71.9 million) of our euro denominated 11.75% senior subordinated notes in May 2002 using a portion of the proceeds of our April 2002 equity issue. Lower interest rates on our variable-rate senior credit facilities also contributed to the reduced financing costs. The average interest rate on our variable-rate senior credit facilities during fiscal 2003 was 5.3% compared to 6.7% in fiscal 2002. The reduction was the result of lower LIBOR rates during the year and a continued reduction in the margin paid by us. The margin changes as we satisfy certain ratios in connection with our senior credit facilities. Effective the first quarter of fiscal 2004, the margin above LIBOR or Bankers Acceptance will be 1.0% as compared to 2.0% at May 1, 2002.

Financing Charges
(in thousands of Canadian dollars)
	Year Ended April 30
		(Restated) (1)
	2003	2002
Interest on debt obligations	$31,129	$42,300
Amortization of deferred financing costs	3,222	3,889
Foreign exchange loss (gain) from operating
activities and working capital revaluation	3,337	(1,063)
Foreign exchange (gain) loss on debt repayment	(499)	2,191
Foreign exchange gain on revaluation of long-term debt	(770)	(27)
Other	(1,541)	689
Total	$34,878	$47,979

(1) See Note 4(a) to the Consolidated Financial Statements included elsewhere in this Annual Report.

We capitalize interest on debt incurred to finance assets under construction. During fiscal 2003, no financing costs were capitalized, compared to $1.0 million in fiscal 2002.

Equity in Earnings of Associated Companies

Equity in earnings of associated companies for fiscal 2003 increased by $1.2 million to $2.3 million, compared to $1.1 million for fiscal 2002. The increase was due primarily to the stronger performance of CHL.

Debt Settlement Costs

During fiscal 2003, we incurred debt settlement costs of $12.5 million related to the redemption of a portion of our senior subordinated notes. This was comprised of a premium of $8.4 million, amortization of deferred financing costs of $3.3 million and a realized foreign exchange loss of $0.8 million. There were no debt settlement costs during fiscal 2002.

Income Taxes

Total income tax recovery for fiscal 2003 was $1.9 million, compared to total income tax expense of $9.9 million recorded in fiscal 2002.

Income tax expense included in net earnings from operations was $19.5 million for the year, compared to $9.9 million in 2002. The effective income tax rate on earnings from operations in fiscal 2003 was 21.8%, compared to 17.3% in fiscal 2002. The effective rate increased in fiscal 2003 as a result of higher earnings in jurisdictions with higher tax rates. In addition, debt reduction during the year reduced interest costs in Canada, our highest tax jurisdiction.

During fiscal 2003 the following tax recoveries totalling $21.4 million were recorded by us and have been excluded from the calculation of income tax expense in determining net earnings from operations:

(i) We had an income tax recovery of $14.0 million related to our Australian operations. The government of Australia has introduced legislation that provides wholly-owned corporate groups with the option of consolidated income taxation from July 1, 2002. Our Australian operations completed an analysis of this option and elected to file its income tax returns under the new consolidation regime;

(ii) We recorded an income tax recovery of $2.9 million related to the asset impairment charge in Composites; and,

(iii) We recorded an income tax recovery of $4.5 million related to debt settlement costs recorded on the redemption of 35% of our senior subordinated notes.

We are subject to taxation in many jurisdictions throughout the world. The future effective tax rate and tax liability will be affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rates in such jurisdictions, tax treaties between jurisdictions, the extent to which funds are transferred between jurisdictions and income is repatriated, and future changes in law. Generally, the tax liability for each legal entity is determined on either (i) a non-consolidated basis or (ii) a consolidated basis with other entities incorporated in the same jurisdiction, in either case, without regard to the taxable losses of non-consolidated affiliate entities. As a result, we may pay income taxes in certain jurisdictions even though on an overall basis a net loss for the period may be incurred.

Net Earnings

Net earnings for fiscal 2003 increased $18.8 million to $66.1 million from $47.3 million for fiscal 2002. The increase was the result of revenue growth ($104.5 million), lower financing charges ($13.1 million), income tax recoveries ($21.4 million) and other increases ($1.9 million), partially offset by increased operating costs ($83.2 million), an asset impairment charge ($12.8 million), increased income taxes on net earnings from operations ($9.6 million), debt settlement costs ($12.5 million) and increased amortization ($4.0 million).

Earnings under Canadian GAAP differ from those under U.S. GAAP. An explanation of the significant differences is provided in Note 29 to the Consolidated Financial Statements included elsewhere in this Annual Report.

Quarterly Information

The table below provides a summary of our revenue, net earnings and earnings per share for each quarter in fiscal 2002 and 2003.

	Revenue	Net earnings	Net earnings per share
Fiscal 2003	($ millions)	($ millions)	Basic	Diluted
Q1	$176.0	$8.9	$0.43	$0.40
Q2	190.8	18.7	0.90	0.82
Q3	180.0	15.6	0.76	0.70
Q4	175.6	22.9	1.10	1.02
Total	$722.4	$66.1	$3.19	$2.94
Fiscal 2002 (Restated) (1)
Q1	$146.4	$11.1	$0.68	$0.62
Q2	160.1	12.0	0.73	0.67
Q3	151.6	11.2	0.68	0.62
Q4	159.7	13.0	0.78	0.71
Total	$617.8	$47.3	$2.87	$2.62

(1) See Note 4(a) to the Consolidated Financial Statements included elsewhere in this Annual Report.

Quarterly revenues in fiscal 2003 were favourably impacted by foreign exchange of $15.2 million, $15.7 million, $16.7 million and $9.3 million in quarters 1, 2, 3 and 4 respectively. In addition to the positive impact of foreign currency during fiscal 2003, we also experienced real revenue growth of $14.4 million, $15.0 million, $11.7 million and $6.6 million in quarters 1, 2, 3 and 4, respectively. There is some impact of seasonality in the results, but it is not significant. Generally, the third quarter is most negatively impacted by seasonality. The second quarter, which includes a portion of the summer period, has historically been the strongest. Typically, our net earnings also follow this pattern.

In fiscal 2003, our net earnings included several large, unusual items that affected comparability. In Q1 2003, we incurred a pre-tax $12.5 million cost related to the settlement of debt. In Q4 2003 we recorded an income tax recovery of $14.0 million related to a change in tax law in Australia. In addition, we also recorded a pre-tax asset impairment charge in Composites of $12.8 million in the same quarter.

Review by Segment

The primary factor considered by us in identifying segments is geographic coverage, which also impacts the nature of operations, the type of contracts and the type of aircraft utilized. The European flying segment includes primarily helicopter services to the oil and gas industry in the U.K., Norwegian and Danish sectors of the North Sea. In addition, the European flying segment includes helicopter search and rescue operations in Europe.

The international flying segment includes the provision of helicopter services for offshore oil and gas and EMS/SAR customers in Asia, Africa, Australia, South America, the east coast of Canada and other locations around the world.

The repair and overhaul segment includes helicopter repair and overhaul facilities located in Norway and the U.K. that provide services to our helicopter fleet and to third-party customers located in Europe, Asia and North America.

The composites segment includes our composites manufacturing operation in Gander, Canada. This operation was in the pre-operating phase in fiscal 2002 and entered commercial production effective May 1, 2002.

The corporate and other segment includes the activities of our corporate office in St. John's, Canada, other public-company related costs and applicable consolidation eliminations.

The following tables set forth revenue and EBITDA by segment:

	Year Ended April 30
	2003	2002
Revenue	(in thousands of Canadian dollars)

European flying	$468,164	$406,767
International flying	184,784	167,437
Helicopter operations	652,948	574,204
Repair and overhaul	62,989	43,612
Composites	6,426	-
Total revenue	$722,363	$617,816

	Year Ended April 30
	2003	2002
EBITDA	(in thousands of Canadian dollars)
European flying	$ 89,542	$ 74,633
International flying	39,867	38,986
Helicopter operations	129,409	113,619
Repair and overhaul	37,390	31,015
Composites	(3,175)	-
Corporate and other	(21,411)	(23,811)
Total EBITDA	$142,213	$120,823

Europe

The European flying segment consists of major business units in Aberdeen, Scotland and Stavanger, Norway, primarily serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea.

Revenue in fiscal 2003 was $468.2 million compared to $406.8 million in fiscal 2002. EBITDA in fiscal 2003 was $89.5 million, compared to $74.6 million in fiscal 2002. Additional segmented information is contained in Note 22 to the Consolidated Financial Statements included elsewhere in this Annual Report.

Revenue increases totalling $13.4 million were attributable to rate increases, new contracts and aircraft modifications for external customers, partially offset by reduced flying activity in the North Sea. In addition, revenue increased by $48.0 million as a result of more favourable exchange rates for the pound sterling and Norwegian kroner.

The overall increase of $14.9 million in segment EBITDA resulted from an increase of $5.8 million related to new contracts and rate increases on existing contracts, and $9.1 million as the result of favourable foreign exchange rates. EBITDA as a percentage of segment revenue was 19.1% in fiscal 2003, compared to 18.3% in fiscal 2002.

At April 30, 2003 there were 71 aircraft in this segment, consisting of 51 heavy and 20 medium aircraft. Included in the heavy aircraft were 13 Super Puma MkIIs and 26 Super Pumas.

At April 30, 2003, there were 1,058 employees in the segment (2002 - 1,230), including 379 pilots, 294 engineers and 385 administrative and support personnel. The primary reason for the decrease in the number of employees was the transfer of some maintenance and related activities to our repair and overhaul business.

Revenues were derived primarily from long-term contracts (77%). Approximately 33% of fiscal 2003 segment revenues were from the provision of dedicated aircraft to customers. The major customers in this segment remained unchanged from fiscal 2002 and during fiscal 2003 included bp, ExxonMobil, TotalFinaElf, Maersk, Statoil, Norsk Hydro, Phillips, Talisman, Saga, Kerr-McGee, Conoco and the Irish Coast Guard.

During fiscal 2003, we were successful in renewing long-term contracts in Europe with Centrica/BHP Billiton, bp, ExxonMobil, TotalFinaElf and Talisman, representing total annual revenues of approximately $96 million. However, we were unsuccessful in renewing a contract with bp for the provision of helicopter services in the northern North Sea. The current contract with bp, which produced revenues of $49.3 million in fiscal 2003, expires on July 31, 2004. This contract represented approximately 6.8% of our fiscal 2003 revenue.

During the year, we announced that we had embarked on an internal cost review of our European operations. It was indicated that our U.K. division had initiated a cost reduction program that would result in annualized savings of $10.0 million. More than half of these cost reduction measures have been implemented and completion is expected before the end of calendar 2003. With regard to the combined European structure, we are still in consultation with management and unions to develop a structure to yield more savings. We are challenging management and unions to develop more flexible cost structures that will improve our competitive position and ensure we can produce the overall return on capital required to support investment in new aircraft in the North Sea.

In fiscal 2004, long-term contracts with combined annual revenues of approximately $43 million, representing 13.4% of total segment revenues from long-term contracts or 9.2% of total fiscal 2003 segment revenues, will expire and come up for renewal. The contract renewals for 2005 in the chart (above) exclude the non-renewed bp contract noted earlier.

International

The International flying segment consists of major business units in Vancouver, Canada; Adelaide, Australia; and Cape Town, South Africa serving offshore oil and gas, EMS/SAR and other industries.

For fiscal 2003, revenues were $184.8 million, compared to $167.4 million in the prior year. The net revenue increase of $17.4 million was derived from increased flying activity and new contracts of $18.1 million. The increase was partially offset by a decrease related to lower exchange rates for the U.S. dollar and South African rand of $0.7 million.

The segment EBITDA increased by $0.9 million to $39.9 million in fiscal 2003, compared to $39.0 million in 2002. EBITDA as a percentage of revenue was 21.6% in fiscal 2003, compared to 23.3% in fiscal 2002. The major factors contributing to the decrease in the EBITDA percentage in fiscal 2003 were the strengthening of the South African rand against the U.S. dollar (virtually all of our revenue from our African operations is denominated in U.S. dollars, while only a portion of our expenses is in U.S. dollars) and lower than normal non-major maintenance costs in fiscal 2002.

At April 30, 2003, there were 88 aircraft in this segment, consisting of 18 heavy, 56 medium and 11 light helicopters and three fixed-wing aircraft. The fleet in the segment consists primarily of medium aircraft such as the Sikorsky S76, but also includes a number of heavy aircraft, including the Eurocopter Super Puma and the Sikorsky S61.

At April 30, 2003, there were 775 employees in the segment (2002 - 729), including 249 pilots, 224 engineers and 302 administrative and support personnel. Revenues in the segment were derived primarily from long-term contracts (80%). Approximately 76% of revenues in the segment during the year ended April 30, 2003 were from the provision of dedicated aircraft to customers. The major customers in this segment did not change during the year and included ExxonMobil, Unocal, Chevron, Sable Offshore, bp, Shell, TotalFinaElf, Premier, Phillips, Soekor, Sonair, De Beers, the Royal Australian Air Force, Victoria Police, the United Nations, Talisman and Newfield.

During the year, we renewed and/or expanded oil and gas contracts in Thailand and Namibia worth approximately $22.1 million annually. In addition, we were awarded new long-term oil and gas contracts in Malaysia and the Persian Gulf worth approximately $17.8 million annually. We did not lose any major contracts in this segment during fiscal 2003. During fiscal 2004, major long-term contracts with combined annual revenues of approximately $69 million, representing 46.4% of all revenue from long-term contracts or 37.3% of total fiscal 2003 segment revenues, will come up for renewal.

During the year, we were awarded a contract with the United Nations to provide helicopter services for monitoring, verification and inspection activities in Iraq. With the commencement of war in Iraq in late fiscal 2003, this contract was terminated. Total revenue from this contract in 2003 was $2.3 million.

Repair and Overhaul

The repair and overhaul segment, operating as Astec Helicopter Services ("Astec"), consists of a major facility located in Stavanger, Norway and other facilities in Aberdeen, Scotland providing repair and overhaul services for our fleet and for an external customer base in Europe, Asia and North America.

EBITDA - Repair and Overhaul - (in millions of Canadian Dollars)
$40
$35
$30
$25
$20
$15
$10
$5
$-
2001
2002
2003

External Revenue by Customer Location - Repair and Overhaul
Asia and other 10%
Canada 15%
U.K. 14%
Other Europe 27%
Norway, Denmark, Sweden 34%

External Revenue by Type - Repair and Overhaul
Dynamic components 4%
Power by the hour 52%
Base maintenance 36%
Engine 8%

For the year ended April 30, 2003, combined internal and third-party revenues were $204.9 million, compared to $152.2 million last year. Third-party revenues were $63.0 million, of which 40% was derived from long-term contracts, compared to $43.6 million last year. Third-party revenue increases totaling $19.4 million (44.5%) were derived from new business ($9.7 million) and a higher exchange rate for the Norwegian kroner ($9.7 million). The increase in internal revenues was partially due to Astec assuming responsibility for maintenance on the U.K. fleet. This work was previously performed by the U.K. flying division. The EBITDA percentage was 18.3% in 2003, compared to 20.4% in 2002. The decrease in the EBITDA percentage is primarily the result of the addition of new lower-margin work from our U.K.-based operations and lower than normal margins on major aircraft repair and rebuild projects for internal customers.

Composites

Composites commenced commercial operations on May 1, 2002. Revenues during fiscal 2003 were $6.4 million, primarily from a contract to manufacture airframe components for a major regional jet manufacturer. Also included in revenues is a $1.0 million grant from the Government of Newfoundland and Labrador. This grant may be repayable if certain employment and other targets are not achieved. During the fourth quarter of fiscal 2003, we announced that we had been awarded a five-year contract with Aero Vodochody of the Czech Republic to manufacture components for the S76 aircraft. The expected annual revenue from this contract is $5.0 million. We are currently in the start-up phase of this contract and are anticipating production to commence before the end of calendar 2003.

During the year we announced that we would be exploring strategic alternatives for Composites, including a sale of all or a portion of the business, with the assistance of a financial advisor.

Corporate and Other

Corporate and other costs for fiscal 2003 were $21.4 million compared to $23.8 million in fiscal 2002. The reduction of $2.4 million is due primarily to reduced net compensation costs of $0.5 million, lower aviation and other insurance costs of $1.7 million and lower travel expenses of $1.1 million, partially offset by costs incurred in connection with our NYSE listing of $0.5 million and increases in other costs of $0.4 million.

Year Ended April 30, 2002 Compared to Year Ended April 30, 2001

Revenue

Total revenue for the year ended April 30, 2002 increased $24.0 million, or 4.0%, to $617.8 million from $593.8 million for the year ended April 30, 2001. The following are the primary reasons for the change in revenue:

  Increased flying activity, new contracts and price increases resulted in an increase in revenue of $86.3 million.

  The sale of non-core operations in Norway, Sweden, Canada and the U.K. during the year ended April 30, 2001 accounted for a decrease of $68.0 million compared to the prior year.

  More favourable exchange rates for the Norwegian kroner, pound sterling, Australian dollar and South African rand accounted for an increase of $5.7 million upon translation of foreign subsidiary revenues to our reporting currency, the Canadian dollar.

During fiscal 2001 we disposed of non-core operations in Sweden, the U.K., Norway and Canada. In order to provide a meaningful comparison of quarterly revenues, the following table includes only revenue from continuing operations. We have shown strong growth in revenue from continuing operations during the year.

Revenue Summary by Quarter - Continuing Operations
(in millions of Canadian dollars)
				Helicopter	Repair and
Period		Europe	International	operations	overhaul	Total
F2001	Q1	$ 82.9	$ 34.4	$117.3	$ 8.4	$ 125.7
	Q2	88.2	36.5	124.7	7.5	132.2
	Q3	84.5	37.9	122.4	9.2	131.6
	Q4	89.8	37.3	127.1	9.2	136.3

F2002	Q1	101.3	36.9	138.2	8.2	146.4
	Q2	107.8	38.9	146.7	13.4	160.1
	Q3	95.6	44.9	140.5	11.1	151.6
	Q4	102.1	46.7	148.8	10.9	159.7

We derive our helicopter flying revenues from two types of contracts. Approximately 62% of our flying revenue for the year ended April 30, 2002 was derived from hourly charges, and the remaining 38% is generated by fixed monthly charges. Because of the significant fixed component, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenues, they remain a good measure of the level of activity and fleet utilization. The following tables provide a quarterly summary of our flying hours from continuing operations and the flying hour mix for fiscal 2001 and 2002.

Flying Hours - Continuing Helicopter Operations
		Flying Hours		Number of Aircraft
Period		Europe	International	Total	Europe	International

F2001	Q1	21,840	10,417	32,257	73	77
	Q2	24,305	11,293	35,598	74	86
	Q3	21,611	11,621	33,232	76	85
	Q4	21,465	10,833	32,298	77	87

F2002	Q1	24,452	10,330	34,782	77	90
	Q2	24,773	10,663	35,436	76	85
	Q3	21,781	11,276	33,057	75	88
	Q4	21,650	10,975	32,625	72	88

	Year-to-Date Flying Hour Mix
	April 30, 2002			April 30, 2001
	Heavy	Medium	Light	Heavy	Medium	Light
Europe	75%	25%	-	74%	26%	-
International	23%	66%	11%	25%	56%	19%
Total	58%	38%	4%	58%	36%	6%

We regularly compare our activity levels against available industry data. The Aberdeen Airport reports monthly helicopter passenger traffic for all helicopter operators in Aberdeen, Scotland, which is our largest base. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport for fiscal 2000 to 2002.

	Aberdeen Airport - Helicopter Passengers
				% Change
	2002	2001	2000	(2002 vs. 2001)
Q1	121,868	103,874	101,073	17%
Q2	123,012	114,376	92,355	8%
Q3	114,606	104,381	85,167	10%
Q4	108,247	101,166	85,190	7%
Total	467,733	423,797	363,785	10%
Source: Aberdeen Airport Ltd.

The data in the above table shows a significant year-over-year growth in activity in Aberdeen and the low seasonality in activity levels from quarter to quarter. The Aberdeen Airport data corroborate our flying hour data, indicating strongest activity in the second quarter.

Operating Expenses

Total operating expenses for the year ended April 30, 2002 increased $19.7 million, to $497.0 million from $477.3 million for the year ended April 30, 2001. Operating expenses as a percentage of revenue was 80.4%, which was the same as the prior year. Operating expenses were impacted by increases in pilot salaries in Europe, a significant portion of which were retroactive to May 2001. In addition, we entered into nine aircraft operating leases to support activity and revenue growth.

EBITDA

EBITDA for the year ended April 30, 2002 increased $4.3 million, or 3.7%, to $120.8 million from $116.5 million for the year ended April 30, 2001. Non-core operations in Norway, Sweden, the U.K., and Canada that were sold in 2001 accounted for a $14.4 million reduction in EBITDA. We realized an $18.7 million increase (16%) in EBITDA from rate increases, higher activity levels and higher heavy aircraft utilization in all our markets.

EBITDA as a percentage of revenue remained consistent in the year ended April 30, 2002 with the previous year at 19.6%. Rate increases from existing contracts were offset by pilots' salary increases in the U.K. and Norway, as well as increased aircraft lease costs to support revenue growth. In addition, the results for the year ended April 30, 2001 included six months of the Canadian flying operations during its peak season. EBITDA as a percentage of revenue for the Canadian operations in the six-month period prior to the sale in October 2000 was 22.4%.

Amortization

Amortization for the year ended April 30, 2002 decreased $1.4 million to $18.6 million from $20.0 million for the year ended April 30, 2001, primarily due to asset sales. Capital assets increased by $27.0 million during the year ended April 30, 2002, primarily due to helicopter component betterments, major inspections, and additions to buildings and equipment.

Gain on Disposals of Capital Assets

During the year ended April 30, 2002 we disposed of property and equipment (not otherwise sold as part of a business) for proceeds of $49.8 million, resulting in a net gain of $1.9 million. The net gain is comprised of a $3.7 million gain from the net insurance proceeds following the rollover of an aircraft on the deck of a drill ship, partially offset by losses on disposals of buildings and other equipment. During the year ended April 30, 2001, we disposed of property and equipment (not otherwise sold as part of a business) for proceeds of $2.7 million.

Financing Charges

Financing charges were comprised primarily of interest on debt and the amortization of deferred financing costs and deferred foreign currency translation gains and losses. Financing charges for the year ended April 30, 2002 decreased $8.4 million, or 14.9%, to $48.0 million from $56.4 million for the year ended April 30, 2001. This decrease was the result of debt reduction arising in connection with asset sales during 2001, continued debt reduction from cash flow generated during fiscal 2002, and lower interest rates.

Financing Charges
(in thousands of Canadian Dollars)
	Year Ended April 30
	Restated (1)	Restated (1)
	2002	2001
Interest on debt obligations	$42,300	$53,625
Amortization of deferred financing costs	3,889	2,911
Foreign exchange (gain) loss from operating
activities and working capital revaluation	(1,063)	662
Foreign exchange loss on debt repayment	2,191	188
Foreign exchange (gain) loss on revaluation of long-term debt
	(27)	350
Other	689	(1,356)
Total	$47,979	$56,380
(1) See Note 4(a) to the Consolidated Financial Statements included elsewhere in this Annual Report.

Our average interest rate for fiscal 2002 on the variable-rate senior credit facility was 6.7% in fiscal 2002 compared to 9.0% in fiscal 2001.

We capitalize interest on debt incurred to finance assets under construction. During the year ended April 30, 2002, financing costs of $1.0 million were capitalized, compared to $1.1 million in fiscal 2001.

Equity in Earnings (Loss) of Associated Companies

Equity in earnings of associated companies for the year ended April 30, 2002 increased by $1.5 million to $1.1 million from a loss of $0.4 million for the year ended April 30, 2001. The increase was primarily due to the sale of the Canadian onshore helicopter operations in October 2000, the remaining interest in which was accounted for as an equity investment for all of fiscal 2002.

Debt Settlement and Restructuring Costs

During the year ended April 30, 2001, we incurred debt settlement and restructuring costs of $18.6 million, related primarily to financing costs and foreign currency translation losses on the settlement of the tender credit facility on July 5, 2000, costs related to the settlement of inter-company loans and costs related to the cancellation of an interest rate swap. There were no debt settlement and restructuring costs during fiscal 2002, other than those related to debt reduction included in financing charges.

Gain on Sale of Operations and Investments

During the year ended April 30, 2001 we reported a pre-tax gain of $5.8 million from the sale of operations and investments. In May 2000 we recorded a pre-tax gain of $28.8 million on the sale of primarily U.K.-based non-oil and gas related operations. In May 2000, we also sold our Swedish subsidiary, Heliflyg AB, recognizing a pre-tax gain of $1.3 million. On June 30, 2000, a pre-tax gain of $8.0 million was recorded on the sale of Lufttransport, a Norwegian air ambulance service company. Finally, on October 31, 2000, we recorded a pre-tax loss of $32.3 million on the sale of our Canadian onshore helicopter operations and assets, including a goodwill write-off of $9.1 million.

Income Taxes

Income taxes for the year ended April 30, 2002 increased by $15.8 million to an expense of $9.9 million, compared to a recovery of $5.9 million for the year ended April 30, 2001. The income tax expense in fiscal 2002 was comprised solely of income tax on earnings from operations. The income tax recovery in fiscal 2001 was comprised of an income tax expense on earnings from operations of $8.3 million; an income tax expense of $1.2 million on the sale of operations and investments; an income tax recovery of $5.9 million related to non-recurring debt settlement and restructuring costs; and an income tax recovery of $9.5 million related to the recognition of future income tax rate reductions in Canada to be phased in over the 2001 to 2004 income tax years. This latter amount was recorded in accordance with the new future income tax accounting standard in Canada.

The effective income tax rate on earnings from operations (excluding equity in earnings of associated companies) was 17.3% during fiscal 2002 compared to 20.1% in the prior year. The lower rate in fiscal 2002 is the result of changes in the mix of net earnings amongst the jurisdictions in which we operate.

Net Earnings

Net earnings for the year ended April 30, 2002 increased $13.5 million to $47.3 million from $33.8 million for the year ended April 30, 2001. The increase was primarily attributable to revenue growth and lower financing charges and was partially offset by higher operating expenses, as discussed above.

Earnings under Canadian GAAP differ from those under U.S. GAAP. Explanation of the significant differences is provided in Note 29 to the consolidated financial statements included elsewhere in this Annual Report.

	Revenue	Net earnings	Net earnings per share
	($ millions)	($ millions)	Basic	Diluted
Fiscal 2002 (Restated) (1)
Q1	$146.4	$11.1	$0.68	$0.62
Q2	160.1	12.0	0.73	0.67
Q3	151.6	11.2	0.68	0.62
Q4	159.7	13.0	0.78	0.71
Total	$617.8	$47.3	$2.87	$2.62

Fiscal 2001 (Restated) (1)
Q1	$160.3	$27.6	$1.80	$1.77
Q2	165.6	(14.6)	(0.95)	(0.95)
Q3	131.6	14.5	0.91	0.83
Q4	136.3	6.3	0.39	0.36
Total	$593.8	$33.8	$2.15	$2.01

(1) See Note 4(a) to the Consolidated Financial Statements included elsewhere in this Annual Report.

Review by Segment

The primary factor considered by us in identifying segments is geographic coverage, which also impacts the nature of operations, the type of contracts and the type of aircraft utilized. The European flying segment includes primarily helicopter services to the oil and gas industry in the U.K., Norwegian and Danish sectors of the North Sea. In addition, the European flying segment includes helicopter search and rescue operations in Norway and Ireland.

The International flying segment includes the provision of helicopter services for offshore oil and gas, search and rescue and emergency medical customers in Asia, Africa, Australia, South America, the East Coast of Canada and other locations around the world.

The Repair and overhaul segment includes helicopter repair and overhaul facilities located in Norway and the U.K., providing services to our helicopter fleet and third-party customers located in Europe, Asia, and North America.

The Canadian flying segment included onshore-based helicopter operations for a wide range of customers in Canada. The operations included in this segment were disposed of on October 31, 2000, but we retained a 45% interest in CHL, the new company created to operate this business. Since November 1, 2000 this investment has been accounted for on the equity basis.

The following table sets forth, for the years indicated, revenue by segment:

	Revenue for the fiscal year ended April 30
Segment	2002	2001	2000
	(in thousands of Canadian dollars)

European flying	$406,767	$351,315	$320,715
International flying	167,437	146,165	102,124
Canadian flying	-	62,002	87,786
Helicopter operations	574,204	559,482	510,625
Repair and overhaul	43,612	34,367	23,424
Total revenue	$617,816	$593,849	$534,049

Europe

The European flying segment consists of major business units in Aberdeen, Scotland and Stavanger, Norway, primarily serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea.

EBITDA - Europe
(in millions of Canadian dollars)
$80
$70
$60
$50
$40
$30
$20
$10
$-
$50.9
$62.1
$74.6
2000
2001
2002

Revenue by Industry - Europe
Training 2%
Other 5%
EMS/SAR 3%
Oil & Gas Exploration 15%
Oil & Gas Production 75%

Revenue by Location - Europe
Other Europe 11%
Other 4%
U.K. 49%
Norway 36%

Contract Renewal Profile-Europe
(greater than two years duration)
50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
18.0%
22.9%
47.5%
9.7%
1.9%
2003
2004
2005
2006
2007 and beyond

For the year ended April 30, 2002, revenues were $406.8 million, compared to $351.3 million in the prior year. Revenue increases of $50.3 million were attributable to increased flying activity, new contracts and rate increases in the North Sea. The additional $11.2 million realized from more favourable exchange rates for the pound sterling and Norwegian kroner was partially offset by a decrease of $6.0 million in revenue from operations that were sold in fiscal 2001.

The segment EBITDA increase of $12.5 million can be attributed to higher flying activity, increased heavy and medium aircraft utilization and rate increases. EBITDA as a percentage of revenue was 18.3% in fiscal 2002, compared to 17.7% in fiscal 2001.

During the year ended April 30, 2002 we reached agreements with pilots unions in the U.K. and Norway. There was no immediate cost impact in the U.K., but the strike action and work slowdowns in Norway reduced revenues and EBITDA, as the segment was unable to meet all of the customers' flight requirements. In addition, the segment incurred additional costs related to the Norwegian agreement since the wage increases were retroactive to May 2001.

At April 30, 2002 there were 72 aircraft in this segment, consisting of 52 heavy and 20 medium aircraft. Included in the heavy aircraft were 12 Super Puma MkIIs and 27 Super Pumas.

At April 30, 2002, there were 1,230 employees in the segment, including 419 pilots, 285 engineers and 526 administrative and support personnel. Revenues were derived primarily from long-term contracts (90%). Approximately 36% of revenues in the segment were from the provision of dedicated aircraft to customers during the year ended April 30, 2002. The major customers in this segment during the year ended April 30, 2002 included bp, ExxonMobil, TotalFinaElf, Maersk, Statoil, Norsk Hydro, Phillips, Talisman, Saga, Conoco and the Irish Coast Guard.

We were awarded a new five-year Search and Rescue contract in this segment for the Irish Coast Guard based in Waterford, Ireland. The contract commenced in July 2002 and requires the dedicated use of one S61 and one back-up aircraft.

During fiscal 2002, we did not lose any major contracts in this segment. We were successful in renewing a 30-month contract with Kerr McGee in the U.K., which calls for the conversion from the use of pooled aircraft to the dedicated use of a newly acquired Super Puma MkII at higher rates. A 36-month contract worth approximately $27 million annually with Statoil in Kristainsund, Norway was also renewed during the fiscal 2002 year. We also renewed a contract with Marathon International Petroleum Ireland Limited in that year. The five-year contract requires the sole use of an AS365 Dauphin out of Cork, Ireland.

International

The International flying segment consists of major business units in Vancouver, Canada; Adelaide, Australia; and Cape Town, South Africa serving offshore oil and gas, EMS/SAR and other industries.

For the year ended April 30, 2002, revenues were $167.4 million compared to $146.2 million in the prior year. The net revenue increase of $21.2 million was derived from increased flying activity and new contracts of $28.9 million. This increase was partially offset by a decrease related to lower exchange rates for the Australian dollar and South African rand of $7.7 million.

The segment EBITDA increase of $8.2 million can be attributed to increased flying revenue at higher rates of $9.0 million, partially offset by the lower exchange rates on the Australian dollar and South African rand of $0.8 million. EBITDA as a percentage of revenue was 23.3% in fiscal 2002, compared to 21.1% in fiscal 2001.

At April 30, 2002 there were 88 aircraft in this segment, consisting of 18 heavy, 56 medium, 11 light aircraft and three fixed-wing aircraft.

At April 30, 2002, there were 729 employees in the segment, including 241 pilots, 213 engineers and 275 administrative and support personnel. Revenues in the segment for the year ended April 30, 2002 were derived primarily from long-term contracts (74%). Approximately 80% of revenues in the segment during the year ended April 30, 2002 were from the provision of dedicated aircraft to customers. The major customers in this segment during the year ended April 30, 2002 included ExxonMobil, Unocal, ChevronTexaco, Sable Energy, bp, Shell, Triton, TotalFinaElf, Premier, Soekor, De Beers, the Royal Australian Air Force, Victoria Police, the United Nations and Newfield Australia.

During fiscal 2002, we won new oil and gas contracts in East Timor, Venezuela, Thailand and the Persian Gulf worth approximately $30 million annually. We did not lose any major contracts in this segment during fiscal 2002. We renewed contracts in East Timor, Thailand, Equatorial Guinea, and Bosnia worth approximately $38 million annually.

The fleet in the segment consists primarily of medium aircraft such as the Sikorsky S-76, but also includes a number of heavy aircraft, including the Eurocopter Super Puma and the Sikorsky S-61. Increased flying activity during fiscal 2002, combined with new contracts, resulted in six aircraft being added to the fleet.

Repair and Overhaul

The Repair and Overhaul segment consists of a major facility located in Stavanger, Norway, and other facilities in Aberdeen, Scotland, providing repair and overhaul services for our own fleet and for an external customer base in Europe, Asia and North America.

EBITDA - Repair & Overhaul
(in millions of Canadian dollars)
$35
$30
$25
$20
$15
$10
$5
$-
$16.7
$24.9
$31.0
2000
2001
2002

External Revenue by Customer Location
(Repair and Overhaul)
Canada 16%
Norway, Denmark, Sweden 27%
Other Europe 32%
U.K. 13%
Asia and Other 12%

Revenue by Type
(Repair and Overhaul)
Power by the hour 42%
Engine 21%
Base maintenance 32%
Dynamic components 5%

For the year ended April 30, 2002, combined internal and third-party revenues were $152.2 million, compared to $131.9 million in the prior year. Third-party revenues for the year ended April 30, 2002 were $43.6 million compared to $34.4 million in the prior year. Third-party revenue increases of $9.2 million were derived from new business of $7.1 million and a higher exchange rate for the Norwegian kroner of $2.1 million. EBITDA growth and margins improved primarily because of the increase in higher-margin third-party work.

During 2001 we announced an expansion of our license arrangements with Turbomeca for the repair and overhaul of various engine types manufactured by Turbomeca. The expanded engine license enables us to provide overhaul, repair and logistics requirements for the European fleet of Super Puma helicopters, with the added capability of servicing other customers worldwide in coordination with Turbomeca. This expanded on an existing license for the repair and overhaul of engines in Scandinavia and within our own Super Puma fleet.

During fiscal 2002, approximately 28% of third-party segment revenues were derived from long-term contracts.

Canada

The Canadian segment consisted of onshore helicopter operations in Canada. These operations were sold effective October 31, 2000, but we retained a 45% common equity interest. Revenue and EBITDA for the six-month period prior to the sale on October 31, 2000 were $62.0 million and $13.9 million, respectively, resulting in EBITDA as a percentage of revenue of 22.4%. Effective November 1, 2000 we began accounting for the Canadian onshore helicopter operations as an equity investment. During fiscal 2002 equity earnings of $0.5 million were reported compared to an equity loss of $1.6 million in fiscal 2001. The 2001 equity loss includes the third and fourth quarters only, which are typically the worst quarters in this seasonal business.

Liquidity and Capital Resources

Operating Activities

For fiscal 2003, we generated cash flow from operations of $87.3 million, up $22.3 million from the $65.0 million generated in fiscal 2002. An increase in EBITDA of $21.4 million was the primary factor resulting in the increase in cash generation. Cash flow from operations for fiscal 2002 of $65.0 million was up $17.2 million from the $47.8 million generated in fiscal 2001. Increased earnings, combined with lower interest payments, partially offset by an increase in taxes paid, accounted for the increase. In fiscal 2001, a net income tax refund was received compared to a net payment of $5.1 million during 2002.

Working capital was $280.7 million at April 30, 2003, compared to $199.7 million at April 30, 2002, an increase of $81.0 million. The major factors resulting in the increase in working capital were an increase in inventory of $40.5 million, a $93.0 million reduction in the current portion of debt obligations and a $54.7 million reduction in cash. Cash was $58.1 million at April 30, 2003, compared to $112.8 million at the end of the previous year. The cash balance at April 30, 2002 included $80.3 million from the April 2002 equity issue that was used in May 2002 to redeem 35% of our senior subordinated notes. The increase in inventory of $40.5 million was the result of changes in foreign exchange rates and increased activity in the repair and overhaul business during the year. Included in inventory are spare aircraft components of $8.3 million that were transferred from a flying division (where they are classified as fixed assets) to the repair and overhaul division (where they are classified as inventory). Accounts receivable were $139.6 million at April 30, 2003, a $7.4 million decrease over the balance at the end of the previous year primarily due to a general reduction in receivables levels of $14.3 million, partially offset by the impact of foreign currency translation. The current portion of long-term debt decreased by $93.0 million compared to the prior year. The April 30, 2002 amount included 35% of the senior subordinated notes that were redeemed in Q1 of fiscal 2003 and a short-term U.S. dollar denominated facility.

Working capital was $199.7 million at April 30, 2002 compared to $172.7 million at April 30, 2001. The increase of $27.0 million was due primarily to inventory purchases required to support increased repair and overhaul and flying operations. Cash was $112.8 million at April 30, 2002, compared to $23.6 million at the end of the previous year. A portion of the cash balance ($80.3 million) was subsequently used to redeem 35% of our senior subordinated notes in May 2002. Accounts receivable were $147.0 million at April 30, 2002, a $9.3 million increase over the balance at the end of the previous year, primarily due to increased activity levels. Inventory levels at April 30, 2001 were low as a result of asset sales but increased during 2002 to support growth in helicopter flying and repair and overhaul activities. Payables and accruals at April 30, 2002 were $140.4 million, a $3.3 million increase from the balance at the end of the previous year. The current portion of long-term debt increased by $95.7 million at April 30, 2002 compared to the prior year due to the inclusion of 35% of the senior subordinated notes that were redeemed in May 2002 and a new U.S. dollar denominated facility.

We believe that we will be able to generate sufficient cash flow to meet our current and future working capital, capital expenditure and debt obligation requirements. As at April 30, 2003, we had unused credit facilities of $69.8 million and cash of $58.1 million, for a total of $127.9 million, compared to a total of $110.7 million at April 30, 2002 (excluding cash of $80.3 million used to redeem a portion of our senior subordinated notes in May 2002).

Financing Activities

Total debt (net of cash) was $263.2 million at April 30, 2003, compared to $311.9 million at April 30, 2002, a decrease of $48.7 million. Net debt reductions of $66.6 million during the year were offset by the impact of exchange rates on the translation of our foreign currency denominated debt of $17.9 million. The improvement in our net debt position and the favourable re-negotiation of our pricing for our senior credit facilities will result in a further reduction in the margin over LIBOR and Bankers Acceptance on our senior credit facilities to 1.0%, effective Q1 2004. This will reduce future interest costs. At April 30, 2003, the margin was 1.125%.

Total debt (net of cash) was $311.9 million at April 30, 2002, compared at $440.5 million at April 30, 2001. Net debt reductions of $145.0 million were offset by the impact of exchange rates on the translation of our foreign denominated debt of $16.4 million. The improvement in our net debt position resulted in a further reduction in the margin on our senior credit facilities by 50 basis points, effective July 2002, thus reducing future interest costs.

Net Debt Position during Fiscal 2003
(in thousands of Canadian dollars)
Opening balance		Foreign exchange	Ending balance
May 1, 2002	(Net decrease)	revaluation	April 30, 2003

$311,942	$(66,631)	$17,853	$263,164

As a result of debt reduction and increased EBITDA, the ratio of total debt (net of cash) to EBITDA improved from 6.5:1 at April 30, 2000 to 1.85:1 at April 30, 2003. During fiscal 2000, we established a target of 3.5:1 for this ratio. The chart below provides a comparison of the reduction in net debt and the net debt to EBITDA ratio over the last three fiscal years.

During fiscal 2003, we completed the sale-leaseback of six Super Puma AS332L aircraft, generating net proceeds of $58.5 million that are reflected in the reduction in net debt at April 30, 2003.

On March 11, 2003, we announced that a normal course issuer bid had been approved by the TSX, allowing us to purchase, if considered advisable, up to a maximum of 1,299,458 of our subordinate voting shares. Any purchases under the normal course issuer bid are made in the open market through the facilities of the TSX and all shares repurchased by us are cancelled. No purchases have been made under the normal course issuer bid, which remains in effect until March 11, 2004 or such earlier date as we may complete our purchases.

In April 2002, we completed an equity offering of 4.2 million subordinate voting shares, generating net proceeds of $113.9 million of which $33.6 million was used to pay down credit facilities in April 2002. In May 2002, we used the balance of these proceeds ($80.3 million) to redeem 35% of our senior subordinated notes, including a premium of $8.4 million, as permitted by the terms of the notes. These 11.75% notes were issued on July 5, 2000 at 98.825% of their face value for an effective yield of 12.0%.

On July 5, 2000 we established senior credit facilities with a Canadian chartered bank. The senior credit facilities consisted of two term loans and a revolving credit facility in an aggregate amount available of U.S. $225.0 million. The total amount available was later reduced to U.S. $161.0 million, reflecting the asset sales completed during fiscal 2001. During fiscal 2001, as part of our foreign currency risk management strategy, we converted U.S. $90.0 million and $38.5 million of the senior credit facilities to pounds sterling. The total pound sterling debt at April 30, 2003 was £ 55.2 million. At April 30, 2003, we had drawn $130.8 million of the senior credit facilities (including letters of credit and guarantees), with $69.8 million remaining available for future working capital requirements. The senior credit facilities will mature on July 6, 2005. During fiscal 2003, a short-term U.S. dollar denominated facility of U.S. $13 million was repaid.

The interest rate on the senior credit facilities decreases as the ratio of total debt to EBITDA decreases. At April 30, 2003, the interest rate was Bankers Acceptance or LIBOR plus a margin of 1.125%. Effective July 1, 2003, the margin will be reduced to 1.0% as a result of us achieving thresholds established in the loan agreement.

To minimize the impact of foreign exchange on our cash flow, we have denominated our debt in various currencies to more closely match net operating cash flows with debt service obligations. At April 30, 2003, our net debt was denominated in the following currencies:

	Debt in	Canadian
	original currency	equivalent
Currency	(thousands)	(thousands)
U.K. pound sterling	£ 55,197	$126,621
Euro	94,250	151,111
Canadian dollar	CDN 16,373	16,373
Norwegian kroner	NOK 132,500	27,163
Cash (various currencies)	-	(58,104)
Total net debt		$263,164

The terms of certain of our debt agreements and helicopter lease agreements impose operating and financial limitations on us. Such agreements limit, among other things, our ability to incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments. Our ability to comply with any of the foregoing limitations and with loan repayment provisions will depend on future performance. This will be subject to prevailing economic conditions and other factors, some of which may be beyond our control. We were throughout fiscal 2003, and continue to be, in compliance with all covenants and other conditions imposed by our debt and helicopter operating lease agreements.

At April 30, 2003, we had 17.9 million subordinate voting shares (2002 - 17.7 million) and 3.0 million multiple voting shares (2002 - 3.0 million) issued and outstanding. The increase in the subordinate voting shares is due to the issuance of shares under the employee share purchase plan and the employee stock option plan, share conversions and the conversion of a promissory note, generating net proceeds of $0.6 million during fiscal 2003.

On February 22, 2000, as part of our financing arrangements with the Bank, we issued warrants to the Bank to purchase up to a total of 1,754,475 subordinate voting shares exercisable at $3.70 per share. Three separate warrants were issued to purchase 350,895 subordinate voting shares exercisable from April 30, 2000; 701,790 subordinate voting shares (potentially exercisable from July 31, 2000); and a further 701,790 subordinate voting shares (potentially exercisable from October 31, 2000). On July 31, 2000, we received confirmation from the Bank that all warrants, potentially exercisable on July 31, 2000 and October 31, 2000, were cancelled. In February 2001, the Bank exercised its warrants to purchase 350,895 subordinate voting shares.

During the year ended April 30, 2001, we issued an additional 1.0 million subordinate voting shares related to the conversion of warrants, the exercise of options, and the issue of shares under the employee share purchase plan. Total proceeds from the issue of these shares were $4.6 million. April 30, 2002, we had 17.7 million subordinate voting shares (2001 - 13.4 million) and 3.0 million multiple voting shares (2001 - 3.0 million) issued and outstanding. The increase in the subordinate voting shares is due primarily to the issuance of 4.2 million shares as part of our equity offering on April 25, 2002. Shares issued under the employee share purchase plan generated proceeds of $0.2 million during the year ended April 30, 2002, compared to $0.2 million in 2001.

We paid a dividend of $0.20 per share or $4.0 million in fiscal 2003. No dividends were paid during fiscal 2002.

Investing Activities

Capital expenditures of $44.7 million were incurred during fiscal 2003. Of this amount, $18.4 million related to aircraft additions and modifications and $26.3 million related to other property and equipment. Included in aircraft additions and modifications are ongoing aircraft modifications of $12.3 million and $6.1 million related to the re-build of a Super Puma aircraft. The other property and equipment additions included $4.0 million for a new passenger terminal in Halifax, Canada, $4.0 million related to the completion of a new passenger terminal in the U.K., $6.6 million related to the purchase of major spares, $4.7 million for ground and other flying equipment and $7.0 million related to the acquisition of new information technology systems. All of these additions were funded through cash flow from operations. Proceeds on disposal of capital assets were $74.9 million in fiscal 2003. The proceeds were derived primarily from the sale-leaseback of six Super Puma AS332L aircraft for $65.4 million and insurance proceeds of $4.5 million.

Capital expenditures of $37.3 million were incurred during the year ended April 30, 2002. Of this amount, $23.8 million related to aircraft additions and modifications and $13.5 million related to other property and equipment. The other property and equipment additions included $5.9 million for a new passenger terminal in Aberdeen. Proceeds on disposal of capital assets were $49.8 million for the year ended April 30, 2002. The proceeds were derived primarily from the sale-leaseback of aircraft of $25.7 million, insurance proceeds of $12.2 million and the sale of two S-61s, one Bell 212, and four light aircraft for proceeds of $8.0 million.

Capital expenditures of $40.1 million were incurred during the year ended April 30, 2001. Of this amount, $29.1 million related to aircraft additions and modifications and $11.0 million related to other property and equipment. The other property and equipment additions included $1.6 million related to the Composites facility. Proceeds on disposal of capital assets were $2.7 million for the year ended April 30, 2001.

We spent $3.1 million on pre-operating costs during fiscal 2003, most of which related to the startup of new contracts during the year.

We spent $7.4 million on pre-operating costs during the year ended April 30, 2002, most of which related to the startup of our aerospace composites and bonding facility in Canada, Composites. Pre-operating expenses of $6.8 million were capitalized during the year ended April 30, 2001. Composites completed its pre-operating phase as of April 30, 2002, and will commence amortization of pre-operating costs in fiscal 2003, during which it expects to generate revenues of approximately $9.0 million from existing contracts.

We had no material capital expenditure commitments at April 30, 2003, other than the commitments to take delivery of aircraft as discussed above in "Commitments to Acquire New Aircraft". Aircraft and other assets required to accommodate future growth will be purchased with funding from operations and/or additional debt, or will be leased under operating lease arrangements.

During the year ended April 30, 2001, we introduced an Executive Share Purchase Plan, under which certain senior management can use interest-free loans advanced by us to acquire our shares. The total amount outstanding under these loans at April 30, 2003 was $3.4 million compared to $3.5 million at April 30, 2002 and $3.8 million at April 30, 2001.

In order to facilitate debt financing for CHL on a timely basis at the time of its sale in 2001, we advanced $10.0 million to CHL as part of the syndication of its term debt. During 2003, this loan was refinanced by CHL and we were repaid, with no impact on net earnings.

Financial Instruments

We periodically enter into interest rate swaps, forward foreign currency contracts, equity forward pricing and other derivative instruments to hedge our exposure to interest rate risk, foreign currency exchange rate risk and stock price volatility. We do not enter into derivative transactions for speculative or trading purposes.

The interest rate applicable to our senior credit facilities is based on floating rates plus a predetermined margin. As at April 30, 2003, $152.9 million of our total debt obligations were subject to floating interest rates. To hedge a portion of this interest rate risk, we entered into an interest rate swap agreement on £ 40.0 million of debt with a Canadian chartered bank. The difference between the fixed and floating rates is settled quarterly with the bank and recorded in financing charges. At April 30, 2003, the spot rate was 3.62%, compared to a rate of 6.90% in the swap agreement, resulting in a fair value of $(7.6) million.

We have also entered into a monthly forward foreign currency contract to buy euros for pounds sterling and to sell U.S. dollars for Canadian dollars to hedge the operating cash flows of certain of our U.K. and international operations. The net foreign exchange gain related to these forward foreign currency contracts is recorded in operations and totalled $0.7 million in fiscal 2003. The fair value of these forward contracts at April 30, 2003 was $0.8 million.

We have also entered into forward foreign currency indemnity agreements to purchase euros for U.S. dollars to reduce our risk of exposure to fluctuations in the euro-U.S. dollar exchange rate. In December 2002, a euro-U.S. dollar indemnity agreement matured which had been designated as a hedge related to the purchase of a helicopter that was concurrently sold and leased back to us. The resultant foreign exchange gain was deferred and is being amortized against lease expense over the term of the operating lease. At April 30, 2003, the deferred foreign exchange gain recorded in other liabilities as a deferred gain on the sale-leaseback of aircraft was $2.1 million (net of amortization of $0.1 million). The fair value of the remaining foreign currency indemnity agreements at April 30, 2003 was $9.8 million.

In July 2002, we entered into a hedging agreement with a major Canadian financial institution to hedge our stock appreciation rights plans ("SARs") using an equity forward price agreement to reduce volatility in cash flow and earnings due to possible future increases in our share price. We accrue the liability and related expense associated with SARs based on the difference between the reference price and the hedged price. At April 30, 2003, the amount recorded in current liabilities related to the SARs was $6.8 million.

The fair value of each of our financial instruments, including the factors used in making this determination, are described in Note 18 to the Consolidated Financial Statements included elsewhere in this Annual Report.

Off-Balance Sheet Arrangements

We have entered into guarantees and variable interest arrangements that can broadly be considered as off-balance sheet arrangements. The following is a summary of the significant off-balance sheet arrangements at April 30, 2003:

(a)        Guarantees

We have given guarantees to certain lessors in respect of operating leases. If we fail to meet the senior credit facilities' financial ratios or breach any of the covenants of those facilities and, as a result, the senior lenders accelerate repayment of their debt, the leases provide for a cross-acceleration that could give the lessors and financial institutions the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the indebtedness due to those lessors in respect of the present value of the future lease payments, the financial institution could obtain payment of that deficiency from us under these guarantees.

We have also provided limited guarantees to third parties under some of our operating leases in connection with a portion of the aircraft values at the termination of the leases. The leases have terms expiring between 2004 and 2010. Our exposure under the asset value guarantees, including guarantees in the form of junior loans, deferred payments and advance rentals, is approximately $36.4 million. The resale market for the aircraft types for which we have provided guarantees remains strong, and as a result, we do not anticipate incurring any liability or loss with respect to these guarantees.

We have performance guarantees with two customers of a third-party lessee. These guarantees have been in effect since August 1995 and November 1998 and relate to the provision of helicopter transportation services involving three heavy aircraft. In the event of non-performance by the third-party lessee, the guarantee may require us to continue the provision of services under the contract as we are the lessor to the third-party lessee of the three helicopters. The guarantees are currently being contested as we maintain that the contract renewals with the two customers by the third-party lessee were not made in accordance with the express terms of the contracts guaranteed by us.

In addition, as at April 30, 2003 we have provided limited guarantees of approximately $47.1 million to third parties, principally related to our performance under long-term customer contracts.

(b)        Variable Interest Entities

At April 30, 2003 we operated 17 aircraft under operating leases with eight entities that would be considered variable interest entities ("VIEs") under U.S. GAAP. These leases have terms and conditions similar to those of our other operating leases over periods ending between 2004 and 2010. Canadian guidance on this issue, "Accounting Guideline 15", is consistent with the provisions contained in U.S. GAAP with regard to the disclosure and consolidation requirements for VIEs.

The VIEs are owned by independent third parties and we are not involved in the management or administration of these entities. During the year ended April 30, 2003, we made payments to these entities of approximately $18.5 million in accordance with the terms of our operating leases.

U.S. GAAP per FASB Interpretation No. 46 ("FIN 46"), was effective for all VIEs created after January 31, 2003, and will be effective for those VIEs created prior to January 31, 2003 for our interim period commencing August 1, 2003. The Canadian guidance applies to all annual and interim periods beginning on or after November 1, 2004.

Under both U.S. and Canadian GAAP, we will be required to consolidate those entities for which we are deemed to be the primary beneficiary.

The fair market value of the 17 aircraft leased from the VIEs at April 30, 2003, based on an independent appraisal, was $241.1 million. We have provided junior loans, advance rentals and asset value guarantees in connection with operating leases with these VIEs. We have also entered into remarketing agreements for the aircraft leased from the VIEs. Our maximum exposure to loss as a result of our interest in the VIEs is $19.4 million.

Contractual Obligations

The following table contains a summary of our obligations and commitments to make future payments under contracts, including debt, lease and purchase agreements at April 30, 2003. Additional information is contained in Notes 11 and 23 to the Consolidated Financial Statement included elsewhere in this Annual Report.

	Payments due by period
	(in millions of Canadian dollars)
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Contractual obligations

Long-term debt	$159.0	$19.6	$112.3	$4.8	$22.3
Senior subordinated notes	151.1	-	-	151.1	-
Subordinated debentures	11.1	0.7	1.5	8.9	-
Operating lease (aircraft)	172.6	42.4	66.2	38.8	25.2
Operating lease (other)	45.5	6.0	10.3	8.2	21.0
New aircraft commitments	152.6	107.9	44.7	-	-
Total contractual obligations	$691.9	$176.6	$235.0	$211.8	$68.5

Defined Benefit Pension Plans

Approximately one-third of our active employees are covered by defined benefit pension plans. The plans in the U.K. are closed to new members. At April 30, 2003, we had net unfunded deficits of $72.8 million relating to defined benefit pension plans that are required to be funded, compared to $2.3 million at April 30, 2002, an increase of $70.5 million. Of the $72.8 million unfunded deficits at April 30, 2003, $55.7 million and $17.1 million were related to plans in the U.K. and Norway, respectively. In addition, at April 30, 2003, we had a deficit of $34.4 million related to plans that do not require funding, compared to a deficit of $29.3 million for those same plans at April 30, 2002.

The unfunded deficits relating to funded and unfunded plans increased by $70.5 million and $5.1 million, respectively, during fiscal 2003. This has been the result of weak performance in the world's financial markets and changes in actuarial assumptions as at April 30, 2003. Investment performance has been at or near the relevant benchmarks for the type of investments contained in our defined benefit plans.

Pension expense for fiscal 2003 was $16.1 million, compared to $14.1 million for fiscal 2002. At April 30, 2003 we undertook a complete review of the performance of the pension plans in 2003 and the appropriate assumptions. This review, with the assistance of our actuaries, resulted in a change in key assumptions, including the weighted average discount rate, rate of compensation increase and long-term expected rate of return on plan assets from 6.53%, 2.63% and 7.22% respectively at April 30, 2002 to 5.78%, 3.37% and 6.89%, respectively, at April 30, 2003. These assumption changes resulted in an estimate of pension expense for fiscal 2004 of $27.4 million. The estimated increase of $11.3 million from fiscal 2003 relates to a $5.7 million increase in the amortization of net actuarial and experience losses and $5.6 million due to assumption changes.

The following chart reflects the sensitivities associated with a change in certain actuarial assumptions:

		Impact on projected	Impact on pension
	Change in	benefit obligation	expense
Actuarial assumption	assumption	($ millions)	($ millions)

Discount rate	1%	$67.3	$5.2
Rate of compensation increase	1%	39.7	4.0
Rate of return on plan assets	1%	no impact	3.2

While the asset mix varies in each plan, overall the asset mix is 38.4% equities, 20.1% fixed income and 41.5% money market as at April 30, 2003. Our U.K. defined benefit plans contained equities comprising 84.2% of their total plan assets. The Norwegian defined benefit plans contained a significantly lower portion of their total plan assets in equities (8.7%), with the remainder being held in fixed income and money market assets.

Seasonality

Following the completion of the sale of non-core operations during fiscal 2001, our remaining operations are not significantly seasonally affected. See "Quarterly Information" for additional discussion on the impacts of seasonality.

Foreign Currency

We prepare consolidated financial statements in Canadian dollars, as described in Note 1 to the Consolidated Financial Statements included elsewhere in this Annual Report. A significant portion of our operations has revenues and expenses that are denominated in foreign currencies including the U.S. dollar, the U.K. pound sterling, the Norwegian kroner, the euro, the Australian dollar and the South African rand.

Our overall approach to managing foreign currency exposures includes identifying and quantifying our exposures and putting in place the necessary financial instruments to manage the exposure. In managing this risk, we use financial instruments including forwards, swaps and other derivatives. We operate under a corporate policy that restricts us from using any financial instrument for speculative purposes. The policy provides that we may participate in derivative transactions only with Schedule 1 Canadian chartered banks or other financial institutions with an "A" credit rating.

We have developed a risk management plan to mitigate potential risks with respect to foreign currencies. The strategy is to match cash inflows and outflows by currency, thereby minimizing net currency exposures to the extent possible. This is accomplished by ensuring that customer contracts, major expenditures and debt are denominated in the appropriate currencies.

To mitigate the impact that weakening European currencies could have on operating cash flows, we have denominated a significant portion of our long-term debt in pounds sterling, euros and Norwegian kroner.

In addition, we entered into forward foreign currency contracts and foreign currency indemnity agreements to hedge the impact of fluctuations in foreign currency exchange rates on our cash flows. See "Financial Instruments" for additional details.

We also have an accounting exposure to foreign currency fluctuations on the translation of the financial statements of our foreign subsidiaries into the reporting currency. Throughout fiscal 2003, most of the major currencies in which our foreign operations financial statements are denominated strengthened against the Canadian dollar (see Note 17 to the Consolidated Financial Statements included elsewhere in this Annual Report) . During fiscal 2003, revenues and EBITDA were favourably impacted by $56.9 million and $12.4 million respectively, as a result of translation of the financial statements of foreign subsidiaries.

Approximately two-thirds of our revenues in the International segment are denominated in U.S. dollars. During the fourth quarter of fiscal 2003, the U.S. dollar weakened against the Canadian dollar. Our financial results were not significantly impacted in fiscal 2003 by this change due to forward contracts to sell U.S. dollars that were entered into early in fiscal 2003. However, our revenues and net earnings could be significantly impacted in fiscal 2004 if the U.S. dollar does not strengthen against the Canadian dollar. The table in "Risks and Uncertainties" below provides information on the impact of changes in the U.S. dollar and other exchange rates on our earnings.

During fiscal 2001, we designated our euro and pound sterling debt as a hedge of our net investment in foreign operations in the U.K. and Norway (the "net investment hedge"). Gains and losses on this hedge are offset against foreign currency translation adjustments on our net investment in foreign operations, which are deferred as a separate component of shareholders' equity until realized.

Risks and Uncertainties

We record transactions and prepare our financial statements in Canadian dollars. For the year ended April 30, 2003, we maintained operations in the U.K., Norway, Sweden, South Africa and Australia, with business also conducted in other countries. These operations are considered financially and operationally self-sustaining. Accordingly, our assets and liabilities are translated into Canadian dollars at the year-end exchange rate. Revenue and expense items are translated into Canadian dollars at average exchange rates for the period. Because many of our revenues and expenses are generated in currencies other than Canadian dollars, we are exposed to exchange rate and currency risks.

To perform sensitivity analysis, we assess the risk of loss in fair values due to the impact of hypothetical changes in interest rates and foreign currency exchange rates on market sensitive instruments. Information provided by the analysis does not necessarily represent the actual changes in fair value that we would incur under normal market conditions because, of necessity, all variables other than the specific market risk factor are held constant.

The table below provides a summary of the impact on EBITDA and net earnings of a one percent change in the exchange rate of our three major operating currencies against the Canadian dollar. The table also provides the impact on net earnings of a one percent change in the LIBOR rate.

Foreign currency and			Impact on 2003 net
interest rate		Impact on 2003 EBITDA	earnings
sensitivity analysis	Change	($ millions)	($ millions)
Exchange rates
U.K. pound sterling	1%	$0.6	$0.3
Norwegian kroner	1%	0.7	0.2
U.S. dollar	1%	0.6	0.4
Interest rates
LIBOR	1%	not applicable	$1.3
Interest rate swap	1%	not applicable	0.9

We have long-term debt denominated in foreign currencies as detailed in Note 11 to the Consolidated Financial Statements included elsewhere in this Annual Report. A one percent change in the euro, pound sterling and the NOK foreign exchange rates against the Canadian dollar would have resulted in a change in the fair value of our long-term debt denominated in these currencies of $1.5 million, $1.3 million and $0.3 million, respectively, at April 30, 2003. Our foreign currency denominated debt has been designated as a net investment hedge. As a result, a change in the fair value of the debt would have no impact on net earnings.

As at April 30, 2003, we were not exposed to market risk from changes in the market value of our long-term investments as we did not hold any publicly-traded long-term investments.

Other Risks

Industry Exposure

During fiscal 2003, we derived 72.4% ($523.3 million) of our revenues from the provision of helicopter transportation services to customers in the offshore oil and gas industry. We believe the future demand for these helicopter services and our competitive position will enable us to continue to be a major provider of helicopter transportation services to the oil and gas industry. However, a change in the demand for offshore oil and gas or the entry of significant new competitors could have a material impact on our revenues from our customers in the offshore oil and gas industry. Approximately 80.4% of our revenues from customers in the oil and gas industry are derived from the more stable oil and gas production activities, which tend to be less affected by short-term fluctuations in oil and gas prices.

Contract Loss

The potential cancellation or loss of contracts is a risk for us. In fiscal 2003, revenue from one of our oil and gas customers, bp, totalled $88 million generated by five contracts in our North Sea and international operations expiring between fiscal 2003 and 2011. During fiscal 2003, we were advised that we were unsuccessful in renewing the largest of these contracts, which generated $49.3 million of revenue in fiscal 2003. This contract expires on July 31, 2004. During fiscal 2004, we expect to have contracts with annual revenues of $125 million, representing 25.5% of revenue from long-term contracts or 17.3% of total fiscal 2003 revenue, come up for renewal. Our long-term contracts greater than two years in duration, excluding the bp contract expiring on July 31, 2004, total $491 million at April 30, 2003, and are expected to come up for renewal as follows:

Aviation Licenses

Companies wishing to hold a license to operate helicopters in Europe must be owned and controlled by a citizen of a country of the European Union. Our ability to hold aviation licenses in Europe is contingent on our controlling shareholder, Mr. Craig L. Dobbin, who is a citizen of both Canada and the Republic of Ireland, a European Union member country, owning and controlling us. As required by our senior credit facilities, we have developed a proposal for steps that we may take so that our operating licenses in Europe are not dependent on the citizenship of Mr. Craig L. Dobbin. The proposal must be capable of being implemented within six months of a request by the lenders. During fiscal 2002 Mr. Dobbin's five adult children were granted Irish citizenship, thereby providing a further succession alternative to ensure our long-term eligibility to operate in Europe.

Application of Critical Accounting Policies

The preparation of our Audited Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period a change occurs. These critical accounting policies and the alternatives have been reviewed with our Audit Committee. The following are our key accounting policies and estimates:

i)           Recoverability of pre-operating expenses

The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations. If operations perform below anticipated recoverable levels, the portion of pre-operating expenses that cannot be recovered is expensed immediately when known. At April 30, 2003, management evaluated the recoverability from cash flows of future operations of the carrying value of pre-operating costs included in other assets related to Composites. We determined it appropriate to write down the entire book value of such pre-operating costs of $12.8 million as an asset impairment charge (see Notes 2 and 9 to the Consolidated Financial Statements included elsewhere in this Annual Report). At April 30, 2003, $3.4 million in unamortized pre-operating expenses related primarily to contract start-up costs remained in other assets on the balance sheet (2002 - $15.9 million).

ii)         Flying asset amortization

Flying assets are comprised of airframes and components. The airframes represent approximately 30% of the value of an aircraft and are amortized to amortization expense on a straight-line basis over their estimated useful life of 15 years. This amortization period may be conservative as airframes often have lives in excess of 15 years.

The helicopter airframes and components are inspected, repaired and overhauled at pre-specified intervals. Such costs are capitalized to flying assets and are amortized to operating expense over their period of expected future benefit based on flight hours. This requires management to estimate the period of expected future benefit for each type of component and inspection. Such estimates are based on mandated inspection and overhaul intervals and on previous experience. These estimates could therefore vary materially from actual experience.

iii)         Carrying value of flying assets

At April 30, 2003, the appraised value of our flying assets exceeded the carrying value by $185.1 million. The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize flying assets. In addition, such recoverability is dependent on market conditions, including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.

iv)         Defined benefit employee pension plans

We maintain both funded and unfunded defined benefit employee pension plans in the U.K., Norway and Canada for approximately one-third of our active employees and certain former employees. Several statistical and judgmental factors, which attempt to anticipate future events, are used in measuring our obligations under the plans and the related periodic pension expense. These factors include assumptions about the rate at which the pension obligations are discounted, the expected long-term rate of return on plan assets and the rate of future compensation increases. In addition, our actuaries use other assumptions such as withdrawal and mortality rates. The estimates and assumptions used may differ materially from actual results due to changing market and economic conditions, changing withdrawal rates and changing overall life spans of participants. These differences may have a material impact on the amount of pension expense recorded and on the carrying value of the plans' net assets or net liability position. Management reviews annually the assumptions used in measuring the pension plans' obligations to determine their appropriateness based on actual experience and current and anticipated market conditions.

v)         Effectiveness of foreign currency hedge

We have designated our euro denominated debt as a hedge of our Norwegian kroner ("NOK") denominated net investment in our self-sustaining foreign operations. As a result, translation losses of $15.4 million (net of taxes of $3.8 million) as at April 30, 2003 (2002 - $1.8 million) on the revaluation of this euro denominated debt have been recorded as a foreign currency translation adjustment in shareholders' equity. We believe, based on the stated policy of the Norwegian government, that the NOK will track the euro, and based on our experience, the euro debt is and will continue to be an effective hedge of the Norwegian operations. If circumstances change in the future, including the assumption that the NOK will track the euro, then the hedge may become ineffective. This would result in revaluation gains and losses on the euro denominated debt being charged to earnings in each period. At April 30, 2003, we determined that hedge accounting was still appropriate, but a portion of the hedge was deemed to be ineffective under U.S. GAAP (see Note 29 to the Consolidated Financial Statements included elsewhere in this Annual Report). As a result, a gain of $4.9 million was recognized in net earnings in fiscal 2003 under U.S. GAAP.

vi)        Utilization of income tax losses

We have accumulated $61.4 million and $13.6 million in non-capital and capital tax losses, respectively, as at April 30, 2003. The non-capital losses expire between fiscal 2006 and 2013, while the capital losses carry forward indefinitely. Management has determined that it is more likely than not that the benefit of all of these losses will be realized in the future, and accordingly has recorded future income tax assets of $22.7 million related to these losses. This determination was based on assumptions regarding the reversal of existing future income tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and an ability to implement routine tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to income in the period such determination is made.

vii)        Aircraft operating leases

Upon entering into a new aircraft leasing arrangement, management evaluates whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating. Currently, all of our aircraft leases are classified and recorded as operating leases. One of the criteria used in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease. Another criteria that is evaluated is whether there is a bargain purchase option at the end of the lease compared to the estimated fair market value of the aircraft at that time. At the time of entering into a new aircraft leasing arrangement we obtain an independent appraisal from a helicopter valuation company of the estimated fair value of the aircraft at the beginning and end of the lease term. These appraisals involve the use of estimates on current and future condition of, and demand for, the particular aircraft type. Different valuation companies may calculate different appraisal values for the same aircraft based on different assumptions used. The use of different estimates of fair market value based on the appraisals could result in a different lease classification. The appraised value of our fleet of leased aircraft as at April 30, 2003 was approximately $457 million (2002 - $410 million).

viii)     Variable interest entities

At April 30, 2003, we were leasing 17 aircraft from eight VIEs. During the year Canadian GAAP and U.S. GAAP were revised and now require us to assess each of these entities at each reporting date to ensure that it continues to satisfy the criteria for non-consolidation (see Note 24 to the Consolidated Financial Statements included elsewhere in this Annual Report for transition provisions). In performing this assessment, we are required to make a number of estimates, including the range of possible outcomes at the end of the lease. In the case of our VIEs, these possible outcomes relate to the estimated asset values at the end of the lease. In addition to developing a range of possible outcomes, we are required to assign a probability to each potential outcome. The possible outcomes identified by us and the probabilities chosen can significantly impact the assessment of whether a particular VIE is required to be consolidated by us.

Principal Differences between Canadian GAAP and U.S. GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. Under U.S. GAAP, net earnings for the years ended April 30, 2003 and 2002 were $87.3 million and $52.1 million, respectively, compared to net earnings of $66.1 million and $47.3 million, respectively, under Canadian GAAP. These differences result primarily from the differing accounting treatments for (i) foreign currency contracts, (ii) the ineffective portion of a net investment hedge, (iii) the deferral of pre-operating expenses and (iv) income tax rate changes. A description of the significant differences applicable to us and a reconciliation of Canadian GAAP to U.S. GAAP are set out in Note 29 to the Consolidated Financial Statements included elsewhere in this Annual Report.

Summary Financial Data - U.S. Dollars

Certain summary financial data from the Consolidated Financial Statements, as detailed below, has been translated into U.S. dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated at the exchange rate at April 30, 2003 of $1.4335 = U.S. $1.00.

	Financial Highlights
	(in millions of U.S. dollars except per share amounts)
		(Restated	(Restated
		(1))	(1))
	Year Ended	Year Ended	Year Ended
	April 30,	April 30,	April 30,
	2003	2002	2001

Revenue	$503.9	$431.0	$414.3
EBITDA	99.2	84.3	81.3
Net earnings from operations	48.8	33.0	22.7
Net earnings	46.1	33.0	23.6
Cash flow from operations	60.9	45.4	33.4

Per Share Information:
Net earnings from operations
Basic	$2.36	$2.00	$1.44
Diluted	2.18	1.83	1.35
Net earnings
Basic	2.23	2.00	1.50
Diluted	2.05	1.83	1.40

(1) See Note 4(a) to the Consolidated Financial Statements included elsewhere in this Annual Report.

Inflation

Although we believe that inflation has not had any material effect on operating results, our business may be affected by inflation in the future.

Accounting Changes in 2003

Translation of foreign currencies

Effective May 1, 2002, we retroactively adopted, with restatement of individual prior periods, the new Canadian accounting recommendations with respect to foreign currency translation which conform substantially to U.S. GAAP. These recommendations require that unrealized exchange gains and losses on the translation of long-term debt that is not included in our net investment hedge be included in earnings immediately. The impact of adopting these new recommendations was a $0.5 million decrease in opening retained earnings at May 1, 2001, an increase in other assets of $0.2 million as at April 30, 2002 and a decrease in financing charges (net of taxes) of $0.7 million for fiscal 2002. As a result, May 1, 2002 opening retained earnings were increased by $0.2 million. During fiscal 2003, a net gain of $0.8 million was recorded.

Stock-based compensation plans

Effective May 1, 2002, we retroactively adopted, without restatement of prior periods, the new Canadian accounting recommendations with respect to stock-based compensation. The recommendations require the use of a fair value-based approach to accounting for specified stock-based compensation awards, including our SARs. The impact of adopting the new recommendations related to our SARs granted prior to May 1, 2002 was a charge against retained earnings of $1.7 million, the recording of a long-term future income tax asset of $1.0 million and an increase of $2.7 million in payables and accruals.

The recommendations require that compensation expense related to share options be calculated under the fair value method or, where the fair value method is not used, pro-forma disclosure of net earnings and earnings per share had the fair value method been used is required. We account for share capital options based on their intrinsic value at the date of grant, and accordingly have not recognized compensation expense for our share option plan.

New Accounting Standards

During fiscal 2004, new accounting standards in Canada and the U.S. will become effective for VIEs. A discussion of the anticipated impact on us is included in "Off-Balance Sheet Arrangements".

Outlook

Activity levels in the North Sea, our major market, decreased in 2003 compared to activity levels in 2001 and 2002. Industry analysts are forecasting that activity levels will start to recover during the latter part of calendar 2003.

The North Sea market is presently undergoing a transformation as a number of major oil and gas companies are divesting older oil and gas assets in order to focus on emerging oil and gas regions other than the North Sea. A number of assets have been sold to smaller operators who intend to invest in these assets, thereby extending their lives.

Activity in our international markets remains strong, with significant opportunities for growth in Asia, South America, Africa and the east coast of Canada. In addition, we are continuing to pursue opportunities to extend our search and rescue services as an increasing number of countries consider privatizing these services.

On July 31, 2004, our contract with bp in Aberdeen, Scotland will expire, at which time a new helicopter service provider will assume operation of the contract. We are working to re-deploy the aircraft currently servicing the bp contract. While none of these aircraft have yet been committed to new contracts, a number of potential opportunities exist in our international operations outside the North Sea.

Approximately half of the long-term contracts in our international segment are up for renewal during fiscal 2004. Many of these contracts are with long-time customers. We expect that our superior service, quality fleet and established infrastructure will result in the renewal of these contracts.

In order to ensure that we can continue to offer superior service to our current and future customers, we will continue to re-invest in new aircraft during 2004. Three new Super Puma MkII aircraft will be added to the fleet in fiscal 2004 to satisfy customer commitments in the North Sea under long-term contracts renewed during fiscal 2003. In addition, we will take possession of four new S76C+ medium aircraft in December 2003 to service our growing international markets.

Our operations are primarily denominated in European and U.S. currencies. Some of these currencies weakened against the Canadian dollar during the latter part of fiscal 2003 and into fiscal 2004. The continuance of this trend could have a significant negative impact on our earnings upon translation into Canadian dollars.

A major focus during fiscal 2004 will be on implementing cost reduction measures in our U.K. operations and completing the implementation of a combined European structure to support our North Sea helicopter flying operations.

Our focus in fiscal 2004 will be on continuing to meet demand from customers for increased flying hours, negotiating price increases for contracts that expire during the year and identifying new opportunities within the core businesses that meet our investment targets.

While we now have a major position in most of the world's major offshore oil and gas markets, we intend to continue to identify opportunities to expand our global presence in order to position ourselves for future growth in existing and emerging oil and gas markets. We will continue to apply our rigorous evaluation process to ensure new opportunities fit with our core businesses and satisfy our investment targets.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information regarding our directors and executive officers as of the date hereof. Our directors are elected each year at the annual general meeting to serve a term of one year or until a successor is elected or appointed.

Name and Municipality	Age	Position

Craig L. Dobbin, O.C. (5)	68	Chairman of the Board and Chief
St. John's, Newfoundland, Canada		Executive Officer
Harry R. Steele, O.C. (2)	74	Director
Dartmouth, Nova Scotia, Canada
John J. Fleming, C.A.(1)(3)	63	Director
Calgary, Alberta, Canada
The Honourable Frank D. Moores, L.L.D. (1)(2)(4)	70	Director
Elgin, Ontario, Canada
Michael A. Wadsworth, Q.C (1)(3)	60	Director
Toronto, Ontario, Canada
The Honourable Brian V. Tobin	49	Director
Ottawa, Ontario, Canada
Craig C. Dobbin (5)	38	Director
St. John's, Newfoundland, Canada
Steven K. Hudson, FCA (2)	45	Director
Toronto, Ontario, Canada
Professor John J. Kelly, B.E., PhD (3)	68	Director
Dublin, Ireland
Sylvain A. Allard, M.B.A	45	President
St. John's, Newfoundland, Canada
Jo Mark Zurel, C.A	39	Senior Vice-President and Chief
St. John's, Newfoundland, Canada		Financial Officer
Derrick F. Sturge, FCA	43	Vice-President, Finance and Corporate
St. John's, Newfoundland, Canada		Secretary
Rick Green, C.G.A	46	Vice-President, Global Systems and
St. John's, Newfoundland, Canada		Solutions
Jamie D. Roberts, C.A	38	Corporate Controller
St. John's, Newfoundland, Canada
David R. Loveys, C.A	47	Corporate Treasurer
St. John's, Newfoundland, Canada

 (1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Corporate Governance and Nominating Committee
(4) Member of Pension Committee
(5) Mr. Craig L. Dobbin, O.C., and Mr. Craig C. Dobbin are related to each other

Craig L. Dobbin, O.C., has served as Chairman of the Board since June 1987 and was Chief Executive Officer from June 1987 until December 1, 1994. He was appointed Chief Executive Officer again on April 30, 1998.

Harry R. Steele, O.C., has served as a director since 1990. Mr. Steele is the Chairman of Newfoundland Capital Corporation Limited, a communications company engaged in radio broadcasting, and for more than nine years prior thereto, had been Chairman and Chief Executive Officer. Mr. Steele is also a director of Dundee Bancorp Inc., Hollinger Canadian Newspapers G.P., Inc. and Halterm Income Fund.

John J. Fleming became a director during 1995. Since 1995 Mr. Fleming has been President and Chief Executive Officer of Bonanza Energy Ltd., a Calgary-based investment company. Mr. Fleming also serves as President and Chief Executive Officer of Transatlantic Petroleum Corp. Prior to 1995, Mr. Fleming served as Chairman and Chief Executive Officer of Excel Energy Inc., Voyager Energy Inc., and the Bonanza Group of Companies. Mr. Fleming is a director of a number of publicly listed companies that include Transatlantic Petroleum Corp., Newfoundland Capital Corporation, Southwestern Resources Corp., Canabrava Diamond Corporation, Aurora Platinum Corp., and Rival Energy Ltd. He has over thirty years experience in the oil, gas and financial management business.

The Honourable Frank D. Moores, L.L.D., became a director during 1995. Mr. Moores has served as a Member of Parliament, President of the Progressive Conservative Party of Canada, Leader of the PC Party of Newfoundland and Premier of the Province of Newfoundland. For more than the past seven years Mr. Moores has been Chairman and Chief Executive Officer of SSF (Holdings) Inc., an investment management and consulting company.

Michael A. Wadsworth, Q.C., became a director during 1995. Mr. Wadsworth was a member of the Department of Foreign Affairs, Government of Canada, from August 1989 until March 31, 1995, having served as the Ambassador to Ireland from 1989 until October 1994. Since then he served as an administrator in higher education at the University of Notre Dame, Notre Dame, Indiana until 2000 and since October 2000 he has been a member of the law firm of Stitt Feld Handy Group, Toronto, Ontario.

Craig C. Dobbin became a director during 1998. From January 2002 until March 2003, he was a Vice-President of CHC Helicopter Corporation. From 1999 to January 2002, he was Director of Marketing with CHC Composites Ltd. From 1995 to 1999, he was the President of Seaforest Plantation Co. Ltd., a cod aquaculture company. Since 1996, he has been General Manager of Canadian Northern Outfitters, an executive wilderness retreat. From 1991 to 1993, he was employed as the marketing director for GPA Helicopters Limited (a division of CHC) and from 1993 to 1995 he was Manager of Corporate Planning for Air Atlantic Limited and subsequently served on the Board of Directors of Air Atlantic (1995) Limited.

Steven K. Hudson, FCA became a director during 1999. Since March 2003, Mr. Hudson has been the President and CEO of the Hair Club in Boca Raton, Florida. Previously he was Managing Partner of Cameron Capital, a private equity investing company. From 1999 to April 2002, he was a founding partner and Executive Chairman of Borealis Capital, a leading Canadian firm in alternative asset investing. His experience during the past 20 years includes the creation and nurturing of successful financial services companies, including Newcourt Credit Group in 1984, which was acquired by the CIT group in 1999. In addition to his corporate track record, Mr. Hudson's past and current community involvement includes Toronto's recent Olympic Bid, University Health Network campaign, the Toronto Community Foundation and Ontario's Promise - The Partnership for Children and Youth.

Professor John J. Kelly, B.E., PhD became a director during 1999. He holds both a Bachelor of Engineering and a Ph.D. degree from University College, Dublin. On graduation, he worked for a number of years in the petroleum industry in the U.K. and in Ireland, after which he was appointed to the staff of the School of Engineering in University College, Dublin, where he served as Dean of Engineering, from 1979 to 1986, from 1986 to 1994 as Registrar/Senior Vice-President of the University and Professor of Chemical Engineering at the University until 2000. He was a Fulbright Scholar to the University of Maryland, where he was Visiting Professor in its School of Engineering. Professor Kelly was the director of the Fulbright Scholarship Program between Ireland and the United States from 1996 to 2000, and acts as Executive Secretary of the Ireland Canada University Foundation.

The Honourable Brian V. Tobin was first elected to the House of Commons in 1980, was reelected in 1984, 1988 and 1993 and appointed Minister of Fisheries and Oceans for Canada in November 1993. In 1996, Mr. Tobin entered provincial politics as the sixth Premier of his native province, Newfoundland and Labrador, a position he maintained until October 2000, at which time he was elected to the Canadian Parliament and appointed Minister of Industry. After 22 years in public life, Mr. Tobin retired from politics in January 2002. He is currently vice-chairman of the Board of Directors of Kruger Inc., a privately held pulp and paper company, a director of the Canadian Recording Industry Association, Clarke Inc., Grey Island Systems, Rally Energy and Strategic Counsel of Fraser, Milner, Casgrain, a major Canadian law firm and is senior advisor to Borealis Capital Corporation.

Sylvain A. Allard, M.B.A. has been employed by us for the past 21 years starting as a pilot. After completion of his MBA at Concordia University, he moved through increasingly responsible management positions within our operating divisions. He has served as president of our eastern Canada division, and most recently as president of our International division. On April 30, 1998, Mr. Allard was appointed to the position of President.

Jo Mark Zurel, C.A. was appointed to the position of Senior Vice-President and Chief Financial Officer in January 2000. He has been our Chief Financial Officer since June 1998 and was Secretary from June 1998 until January 2000. Prior to that, he had been Corporate Controller since May 1994. Before joining our company, he was a Senior Manager with Grant Thornton (formerly Doane Raymond), a chartered accounting firm, where he worked for eight years in both Newfoundland and Nova Scotia.

Derrick F. Sturge, FCA joined our company in March 2000 as Vice-President, Finance and was appointed as Assistant Corporate Secretary in July 2001 and Corporate Secretary in August 2003. Prior to that, he had been Vice-President and Chief Financial Officer with Voisey's Bay Nickel Company Limited (a wholly-owned subsidiary of Inco Limited), a nickel, copper and cobalt mining company, since October 1996. Previously he was Director, Rates and Financial Planning, for Newfoundland and Labrador Hydro (which is engaged in electricity generation, transmission and distribution) and in public accounting with Touche Ross & Co. (now Deloitte & Touche).

Rick Green, C.G.A. has been employed by us for the past 16 years. He began as the Chief Accountant with a predecessor company, Sealand Helicopters Limited, and moved through increasingly responsible positions within the Corporation. In 1988 he was named Assistant Corporate Controller. In 1993 he moved into an Internal Audit function until 1995 when he was appointed as Vice-President, Finance in our International division. He remained in this position until 2000 when he was appointed Vice-President, Planning and Control. In May, 2003 he assumed the role of Vice-President, Global Systems and Solutions.

Jamie D. Roberts, C.A. joined the Company as Corporate Controller in July 2003. Prior to that he spent nine years as Senior Vice-President, Finance with Persona Communications Inc., a cable television and internet service provider. Previously he was employed in public accounting with Deloitte & Touche.

David R. Loveys, C.A. joined our company on August 17, 1998, as Corporate Treasurer and Tax Manager. Prior to that, he spent 12 years in various senior management positions with the Newtel Enterprises Limited group of companies, and prior to that he worked for eight years with Deloitte & Touche, a chartered accounting firm.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees the financial reporting process on behalf of the Board of Directors. In order to carry out this responsibility, the Audit Committee, which consists entirely of "outside" directors, meets quarterly to review the Corporation's financial statements and recommends their approval to the Board of Directors. The Audit Committee also reviews, on a continuing basis, any reports prepared by the Corporation's external auditors relating to the Corporation's accounting policies and procedures, as well as its internal controls. Financial information prepared for securities commissions and similar regulatory bodies is also examined by the Audit Committee before filing. The Audit Committee meets independently with management and the external auditors to review the involvement of each in the financial reporting process. These meetings are designed to facilitate any private communication with the Audit Committee, which may be desired by any party. The Audit Committee recommends the appointment of the Corporation's external auditors, who are elected annually by the Corporation's shareholders. During the year ended April 30, 2003, the Audit Committee met six times.

In carrying out their responsibilities, the Audit Committee has:

  met with management and the external auditors to review and discuss the April 30, 2003 consolidated financial statements;

  discussed with the external auditors the matters required by Canadian regulators in accordance with Section 5751 of the General Assurance and Auditing Standards of the Canadian Institute of Chartered Accountants "Communications with Those Having Oversight Responsibility for the Financial Reporting Process" and by U.S. regulators in accordance with the Statement on Auditing Standards No. 61 "Communication with Audit Committee" issued by the American Institute of Certified Public Accountants;

  received written disclosures from the independent chartered accountants required by the U.S. Securities and Exchange Commission in accordance with the Independence Standards Board Standard No.1 "Independence Discussions with Audit Committees"; and, discussed with the external auditors their independence.

In addition to its ongoing roles and responsibilities, during 2003 the Audit Committee took the following actions:

  Approved the creation of an internal audit function that will report to the President and the Audit Committee;

  Approved a new policy "Approval of Audit and Non-Audit Services" to ensure that appropriate processes are in place to satisfy regulatory requirements. This policy will also allow the Audit Committee to monitor and control fees paid to the external auditors, so that the Audit Committee can assess whether the external auditors remain independent; and,

  Approved a set of Disclosure Controls (including the creation of a Disclosure Committee comprised of members of the Corporation's management) that are to be reviewed annually by management in connection with the annual certification provided to United States securities regulators under the Sarbanes-Oxley Act of 2002 ("SOX").

Submitted by the Audit Committee:

John J. Fleming, CA, Chair
The Honourable Frank D. Moores, L.L.D.
Michael A. Wadsworth, Q.C.

REPORT ON EXECUTIVE COMPENSATION

Since May 1, 1999, the Corporation's executive compensation program has been administered by the Compensation Committee of the Board of Directors. The Compensation Committee has, as a part of its mandate, responsibility for determining the remuneration of the Corporation's executive officers, which, throughout this report, includes the Named Executive Officers (as defined below under the heading "Compensation Table"), including establishing compensation terms and conditions, and the extent and level of participation in incentive programs. The Compensation Committee also targets and evaluates the performance of executive officers, monitors succession planning and reviews the design and competitiveness of incentive compensation programs with the assistance of external professional advisors, who are responsible for gathering information on the policies in effect at companies that are comparable to the Corporation.

Composition of the Compensation Committee

None of the members of the Compensation Committee is or has been, an officer or an employee of the Corporation or any of our subsidiaries. The Compensation Committee meets at least twice annually, and more often if necessary.

The Corporation's Compensation Policy

The Corporation's compensation philosophy for executives continues to follow three underlying principles:

(1) to provide a compensation program that motivates executive officers to achieve their strategic goals;

(2) to be competitive with other leading North American and global companies so as to attract and retain talented executives; and,

(3) to align the interests of its executive officers with the long-term interests of the Corporation's shareholders through stock-related programs.

The remuneration of the executive officers of the Corporation consists of three components: base salary, an annual incentive bonus program, and long-term incentive programs which are stock-based. In 2003 total base salary for the Named Executive Officers was $2,250,388 and compensation under the annual incentive bonus program was $3,904,000, representing 173% of base salary (188% for the CEO). The relative emphasis placed on compensation from base salary and annual incentive bonus programs may vary from year-to-year as compensation from the annual incentive bonus program can vary depending on performance of the Corporation.

The Corporation's pay policy is to offer to its executive officers, subject to performance, total compensation at or above the 75th percentile of compensation paid by companies within a broad comparator group of publicly-traded Canadian and U.S. corporations of similar magnitude and scope, including, but not limited to, other oil and gas services and aerospace companies and to provide additional performance based compensation where expectations have been exceeded. The comparator group is reviewed periodically by the Corporation's independent compensation consultant to ensure it remains relevant for use by the Corporation.

Base salaries of the CEO and the other Named Executive Officers of the Corporation are established between the median or average of salary levels of executive positions of similar magnitude, scope and complexity in comparable Canadian and U.S. companies, taking into account the individual executive's responsibilities, experience, contribution and performance and are established in conjunction with independent compensation consultants.

The annual incentive bonus and long-term incentive programs of the Corporation are designed to reward individual performance and overall corporate performance and to align the economic interests of the officers and executives with those of the shareholders of the Corporation.

Annual Incentives

The annual bonus plan of the Corporation rewards the CEO and other Named Executive Officers for the achievement by the Corporation of financial performance goals and, in some cases, individual objectives. Performance goals are set at the beginning of each year based on pre-determined financial targets approved by the Board of Directors.

Operations

The annual corporate economic value added bonus plan (the "CEVA Plan") is designed to reward superior performance for the benefit of the Corporation's shareholders. It is necessary to achieve a certain minimum threshold performance before any bonus is earned. Payments under the CEVA Plan are determined based on a corporate economic value added formula. CEVA is calculated as EBITDA (Earnings before Interest, Income Taxes, Depreciation and Amortization) for the current fiscal year less a capital charge on certain net assets employed. The bonus pool for the CEO and the other Named Executive Officers under this plan increases each fiscal year by a percentage of CEVA earned above a minimum target, as determined by the Board of Directors. The annual payout is equal to 50% of the balance of each of the executive's bonus pool, with the balance remaining in the pool. If CEVA is below the minimum target, the bonus pool is reduced by the same formula. Because of the high goals and thresholds necessary to earn a payment under the plan, when goals and thresholds are achieved, rewards will be provided from the CEVA Plan that may be above the median provided by a group of comparable companies. The formula used to calculate bonuses for the Named Executive Officers under the CEVA Plan is the same as that used to calculate bonuses for other corporate and divisional senior management.

During fiscal 2001, upon the recommendation of the Compensation Committee (following an independent review) the Board adopted a Total Shareholder Return bonus plan (the "TSR Plan") for the Chairman and CEO, and the other Named Executive Officers of the Corporation. This plan was designed to provide a mechanism that closely aligns management incentives with shareholder interests, and to emphasize the creation and enhancement of shareholder value. The TSR Plan sets a minimum threshold of 12.5% of the opening shareholders' equity for each fiscal year, which return is then notionally deducted from net earnings for the fiscal year so that no TSR bonus is paid unless this minimum return has been achieved for shareholders; the TSR Plan bonus is equal to 10% of net earnings for the completed fiscal year in excess of the minimum 12.5% return on opening shareholders' equity. In respect of fiscal 2003, the total TSR Plan bonus was $2,842,000. The TSR Plan bonuses are allocated to the Named Executive Officers on the basis of a percentage based on seniority. The percentage of the total TSR Plan bonuses allocated to the CEO decreases as the total amount of the TSR Plan bonuses increases.

Corporate Development

The Compensation Committee may deem certain extraordinary circumstances worthy of special recognition where significant benefits have accrued to the Corporation. There were no Corporate Development bonuses paid or payable with respect to the recently completed fiscal year. In the prior two years such bonuses were paid in relation to acquisitions and the attainment of certain targets related to such acquisitions.

Stock Option Plan

The Employee Share Option Plan is intended to serve as a long-term incentive plan that will align the interests of management with the interests of shareholders. Options do not generally vest fully on the date of grant, with the vesting period determined by the Board of Directors. When granting options, the Compensation Committee takes into account the number of options already held by a participating executive (including those held by the Chief Executive Officer). On May 1, 2002 stock options were issued to certain individuals as detailed in "Option Grants During the Most Recently Completed Fiscal Year".

The Corporation has adopted new guidelines for allocating Stock Options, which address the vesting period, concentration of options, and the maximum number of options to be granted per year.  Additional details of these guidelines can be found below.

Pension Plans

The Corporation maintains a defined contribution retirement plan (the "RPP") for senior executives, excluding our Chairman and Chief Executive Officer. The Corporation contributes 6% of gross earnings up to regulatory maximums on behalf of senior executives.

Under supplementary retirement plan agreements, the President, Mr. Sylvain Allard, the Senior Vice-President & Chief Financial Officer, Mr. Jo Mark Zurel, and the former Senior Vice-President & Corporate Secretary, Mr. O. Noel Clarke may receive supplementary retirement benefits in addition to the retirement benefits provided under the RPP. A special retiring allowance has been provided for the Chairman and Chief Executive Officer. These benefits are described under "Executive Retirement Plan and Retiring Allowance".

Submitted by the Compensation Committee:

Steven K. Hudson, FCA, Chair
Harry R. Steele, O.C.
The Honourable Frank D. Moores, L.L.D.

COMPENSATION OF DIRECTORS

During fiscal 2003, the directors of the Corporation, other than those employed by the Corporation, were paid fees (as described below) for each Board and committee meeting attended and were reimbursed for their expenses arising in connection with such meetings. Effective May 1, 2002, after consideration of a report of an external independent compensation consultant and on the recommendation of the Compensation Committee, the annual directors fees were set at $40,000 per annum, the fee payable to Committee Chairs was set at $10,000 per annum and fees for attendance were set at $2,000 per meeting. No options were granted to directors during fiscal year 2003.

During fiscal 2001, the Board approved the establishment of a Stock Appreciation Rights Plan for non-management directors under which the Corporation may issue up to a maximum of 400,000 Stock Appreciation Rights ("SARs") (representing approximately 2.5% of the issued capital of the Corporation at the time). The SARs provide a potential payment to the recipient, which may be realized only after vesting of the SAR, equal to the increase, if any, in the market value of the Corporation's Class A Subordinate Voting Shares (determined as the weighted average of trading prices for the five trading days immediately preceding the exercise date) over the share price or "SAR grant value" on the date of the original SAR grant. SARs generally vest on the date of issuance (as to one-third of any such grant), and a further one-third vests on each of the first and second anniversaries of the original SAR grant. SARs have a maximum exercise period of ten (10) years following the date of issuance.

12,500 SARs were granted on October 19, 2000 to each director at the time (other than the CEO) at a grant value of $11.15, and are exercisable up to October 19, 2010. Additional SARs were issued on October 19, 2000 to certain directors who did not hold any stock options, to fulfill commitments to such directors, at prices reflecting CHC's stock price at the time such commitment was made, as follows: 30,000 to each of John J. Kelly and Steven K. Hudson at a grant value of $5.85 and 10,000 to Craig C. Dobbin at a grant value of $9.00. All such additional SARs expire on April 25, 2010.

An additional 12,500 SARs were granted on August 1, 2001 to each director at the time (other than the CEO) at a grant value of $16.94, exercisable up to July 31, 2011. On October 10, 2001, upon his joining the Board of Directors of the Corporation, 55,000 SARs were granted to Mr. Mark D. Dobbin at a grant value of $15.01, exercisable up to October 9, 2011. On February 19, 2002, upon his joining the Board of Directors of the Corporation, 55,000 SARs were granted to The Honourable Brian V. Tobin at a grant value of $20.50, exercisable up to February 18, 2012. In each case the SARs granted in fiscal 2002 were at a grant value equal to the closing price of the Corporation's Class A Subordinate Voting Shares on the day immediately preceding such grant in accordance with the Stock Appreciation Rights Plan. No SARs were granted during fiscal 2003.

At April 30, 2003 a total of 380,000 SARs had been granted to directors. Of this total issuance, 237,497 SARs were vested at April 30, 2003, and 84,167 had been exercised up to August 16, 2003.

MINIMUM SHARE OWNERSHIP

To ensure the interests of directors and senior management are aligned with those of the shareholders, the Corporation has a Minimum Share Ownership Guideline. Directors and senior management will be given three years to comply with the following ownership guidelines:

a. directors are encouraged to maintain minimum share ownership in the Corporation equal in value to the annual board fees; and,

b. the Named Executive Officers are encouraged to maintain minimum share ownership in the Corporation equal in value to their base salary.

COMPENSATION TABLE

The remuneration paid to the Chief Executive Officer and the three other most highly compensated executive officers (the "Named Executive Officers") for each of the last three years ended April 30 is as follows:

						Long-term
						compensation awards
						securities under
			Annual compensation			options/SARs granted
			Bonus (1)
				Corporate	Other annual	Class A voting	All other
	Year	Salary	Operations	Development	compensation	shares	compensation
Name and principal position		$	$	$	$(2)	#	$(3)

Craig L. Dobbin, O.C.	2003	1,040,388	1,961,000 (5)	-	60,016	259,995	-
Chairman & Chief Executive	2002	857,779	1,902,000	1,750,000 (4)	96,421	-	-
Officer	2001	659,400	1,502,678	1,750,000 (4)	54,946	-	-
Sylvain A. Allard	2003	550,000	877,000 (5)	-	-	118,750	14,500
President	2002	500,000	866,000	550,000 (4)	62,806	-	13,500
	2001	467,250	624,916	550,000 (4)	-	-	13,500
Jo Mark Zurel	2003	330,000	533,000 (5)	-	-	47,500	14,500
Senior Vice-President & Chief	2002	305,000	525,000	300,000 (4)	-	-	13,500
Financial Officer	2001	273,000	373,076	300,000 (4)	-	-	13,500
O. Noel Clarke	2003	330,000	533,000 (5)	-	-	73,694	14,500
Senior Vice-President &	2002	305,000	525,000	300,000 (4)	-	-	13,500
Corporate Secretary (6)	2001	273,000	373,076	300,000 (4)	-	-	13,500

Notes:

  Bonuses are shown in the fiscal year to which payments relate.

  Other compensation and personal benefits amount to less than the lower of $50,000 and 10% of salary and bonus for all Named Executive Officers except the Chairman and Chief Executive Officer in each of the three fiscal years and the President in fiscal 2002. The amounts are the imputed interest benefits on loans, and vehicle benefits. For the Chairman and Chief Executive Officer in fiscal 2003, the amounts for the imputed interest on loans is equal to $31,108 and the vehicle benefit is equal to $28,908. For the President in fiscal 2002, the amounts for imputed interest benefits on loans is equal to $47,796 and the vehicle benefit is equal to $15,010.

  This consists of Corporation contributions to the RPP made on behalf of certain of the Named Executive Officers. Entitlements for Craig L. Dobbin are described under "Executive Retirement Plan and Retiring Allowance".

  These special transaction bonuses (Corporate Development) are related to the acquisition of HSG. The 2001 bonuses relate to the completion of certain major asset dispositions and the completion of permanent financing, which were achieved (and the special bonuses paid) in July 2000. The fiscal 2002 Corporate Development bonuses relate to the achievement of certain performance levels for the combined CHC-HSG operation, as established by the Compensation Committee and approved by the Board of Directors, which levels were achieved (and the special bonuses paid) in December, 2001.

  These amounts include:

  a) regular performance bonus payments under the CEVA Plan, which is also used as an incentive for other senior managers; and,
  b) the TSR Plan.

The breakdown for fiscal 2003 is:
	CEVA	TSR
C.L. Dobbin	$464,000	$1,497,000
S. A. Allard	$272,000	$605,000
J.M. Zurel	$163,000	$370,000
O.N. Clarke	$163,000	$370,000

  O. Noel Clarke was Senior Vice President & Corporate Secretary and an employee of the Corporation until August 8, 2003.

EMPLOYEE SHARE OPTION PLAN

Option Grants During the Most Recently Completed Fiscal Year

During the fiscal year ended April 30, 2003 669,939 options to purchase Class A Subordinate Voting Shares of the Corporation were granted under the Corporation's Employee Share Option Plan (the "Plan"). The following table sets forth the options granted to each of the Named Executive Officers during the year:

				Market Value of
				Class A
				Subordinate
	No. of Class A	% of Total		Voting Shares
	Subordinate	Options		Represented by
Name of Grantee	Voting Shares	Granted to		Option on the
and Position with	Represented by	Employees		Date of the
Corporation at	Additional	in Fiscal	Exercise Price	Grant(1)	Expiration
time of Grant	Options	Year	($/Security)	($ / Security)	Date

Craig L. Dobbin,
O.C., Chairman &
Chief Executive
Officer	259,995	38.8%	$30.70	$26.11	April 30, 2012
Sylvain Allard,
President	118,750	17.7%	$30.70	$26.11	April 30, 2012

Jo Mark Zurel,
Senior Vice-
President & Chief
Financial Officer	47,500	7.1%	$30.70	$26.11	April 30, 2012

O. Noel Clarke,
Q.C., former Senior
Vice-President &
Corporate	73,694	11.0%	$30.70	$26.11	April 30, 2012
Secretary

(1) Pursuant to option amending agreements, the exercise price with respect to these options was amended from $26.11 per option (the market value of the Class A Subordinate Voting Shares on the date of grant (May 1, 2002)) to $30.70 per option (the market value of such shares on September 25, 2002).

All options granted on May 1, 2002 vest one-third on the date of grant, one-third on the first anniversary of grant and one-third on the second anniversary (except that the options granted to Craig L. Dobbin and O. Noel Clarke were scheduled to vest as follows: Craig L. Dobbin, 120,661 on the date of grant and 69,667 on each of the first and second anniversaries. O. Noel Clarke, 42,028 on the date of grant, and 15,833 on each of the first and second anniversaries).

Aggregated Option Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Stock Option Values

The following table sets out the aggregate number of outstanding options held by each of the Named Executive Officers who held options at any time during the most recently completed fiscal year, together with the value of such options at the end of the fiscal year. No Named Executive Officer acquired any securities on exercise of options during the most recently completed fiscal year. Amounts reported under "Value of unexercised in-the-money options" represent the difference between (i) the market value as at April 30, 2003 of the Class A Subordinate Voting Shares for which such options were granted having an exercise price less than such market value, and (ii) the exercise price of such options. The closing trading price of a Class A Subordinate Voting Share on the TSX on April 30, 2003 was $25.95.

				Options	Options not	Value of
		Securities		exercisable	exercisable	unexercised in-
		acquired	Aggregate	(vested)	(unvested)	the-money
	Type	on	value	at April 30,	at April 30,	options April 30,
	of	exercise	realized	2003	2003	2003
Name	Security	#	$	#	#	$ (1)

Craig L.	Class	-	-	887,623	139,333	14,489,706
Dobbin, O.C.	A

Sylvain Allard	Class	-	-	289,583	79,167	5,420,000
	A

Jo Mark Zurel	Class	-	-	135,833	31,667	2,602,000
	A

O. Noel Clarke	Class	-	-	135,833	31,667	2,143,467
	A

(1) Includes all options except those that were granted on May 1, 2002 with exercise prices of $30.70 per share. All those options that were "in-the-money" at April 30, 2003 are exercisable.

The Board has taken the following actions to revise its practices related to the Plan:

  Amended the Plan, to prohibit the future grant of options to non-management directors;

  Amended the Plan, to eliminate the ability of the Corporation to grant loans to facilitate the exercise of options;

  Developed a guideline for the allocation of stock options to be used in determining the size and allocation of future option grants. The guideline provides:
  The number of options granted to an individual is to be supported by reference to individual performance and/or the achievement of targets and objectives;

  The options granted should not vest immediately. Vesting should take place over a five-year period, at a rate determined by the Board upon recommendation from the Compensation Committee;

  The maximum options granted to any one individual should be restricted to 25% of the total options granted during the year; and

  The maximum number of options granted in a given year should not exceed regulatory limits, and:

  should not exceed the higher of 1% of the number of Class A Subordinate and Class B Multiple Voting shares outstanding and 20% of the total options available to be granted; and

  should not result in options outstanding that would represent more than 10% of the number of Class A Subordinate and Class B Multiple Voting shares then outstanding.

EXECUTIVE RETIRING PLAN AND RETIRING ALLOWANCE

Under supplementary retirement plan agreements ("SRPs") with the Corporation, Mr. Sylvain Allard, Mr. Jo Mark Zurel and Mr. O. Noel Clarke may be entitled to receive supplementary retirement benefits in addition to the retirement benefits provided under the RPP. The aggregate target benefit provided through the RPP, the SRPs and Canada Pension Plan ("CPP") benefits is 2% of the individual's highest three years average earnings including operations bonuses ("average earnings"), but excluding special transaction bonuses (corporate development) multiplied by years of credited service. The SRP benefit formula is integrated with the formula under the CPP as well as the estimated benefits under the RPP. The SRP provides benefits by multiplying the participant's credited service by the sum of the following:

  0.5% of average earnings up to the CPP earnings limit at retirement;

  1% of average earnings above such CPP earnings limit up to the earnings for which the Canada Customs and Revenue Agency (the "CCRA") maximum contribution could be made under the RPP in the year of retirement; and,

  2% of average earnings in excess of the above CCRA earnings limits.

In addition, the SRP provides indexing on the supplementary benefit equal to 75% of increases in the Consumer Price Index less 1% (subject to a 4% annual maximum). The SRP also provides a 60% spousal death benefit and if retirement occurs between ages 55 and 65 a bridge benefit equal to CPP benefits. This SRP bridge benefit is also indexed and ceases at age 65 when CPP benefits actually commence.

In normal circumstances, supplementary benefits under the SRP vest after completion of 20 years of continuous service and are paid directly by the Corporation rather than being pre-funded. However, upon a change in control of the Corporation, SRP participants are immediately vested and the Corporation is required to establish a retirement compensation arrangement (as defined under the Income Tax Act (Canada)) to secure full funding for all SRP benefits through the issuance of letters of credit. In the case of Mr. O. Noel Clarke, his employment arrangements with the Corporation provided that he be credited with 10 years of continuous service for the purpose of his SRP in addition to actual service since hiring.

The estimated credited years of service as of August 16, 2003 for Mr. Allard is 20.3 years, Mr. Zurel is 9.3 years and Mr. Clarke is 13.5 years (inclusive of his 10 years of additional service discussed above).

The approximate aggregate annual benefits payable to a participant under the RPP and SRP are as follows:

	Years of Credited Service
Remuneration	15	20	25	30	35
$	$	$	$	$	$

400,000	120,000	160,000	200,000	240,000	280,000
600,000	180,000	240,000	300,000	360,000	420,000
800,000	240,000	320,000	400,000	480,000	560,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,200,000	360,000	480,000	600,000	720,000	840,000
1,400,000	420,000	560,000	700,000	840,000	980,000
1,600,000	480,000	640,000	800,000	960,000	1,120,000
1,800,000	540,000	720,000	900,000	1,080,000	1,260,000

Effective June 4, 1991, as amended as of January 19, 1993, the Corporation agreed to provide a retiring allowance (the "Retiring Allowance") to Craig L. Dobbin, Chairman and Chief Executive Officer of the Corporation, whereby Mr. Dobbin would be entitled upon retirement to receive an annual retiring allowance in an amount equal to 66 2/3% of the average of the three highest fiscal years of annual remuneration, including operations bonuses, earned by him from the Corporation during his term as Chairman and Chief Executive Officer. Performance measured bonuses, including bonuses under the TSR Plan, are included for calculating annual remuneration for purposes of the Retiring Allowance, but special transaction bonuses (corporate development) generally are not.

The Retiring Allowance will continue during the lifetime of Mr. Dobbin and, in the event of his death within 20 years of the commencement of payments pursuant to such allowance, the payments shall continue to be made to a beneficiary or beneficiaries named by Mr. Dobbin for the remaining balance of the 20-year period. The Retiring Allowance may increase based upon annual increases in the Consumer Price Index ("CPI"), however, any such increase shall be limited to a maximum of 75% of any annual increase in the CPI less 1% and further limited to a maximum increase of 4% of the Retiring Allowance in any one year. Payment of the Retiring Allowance is subject to compliance by Mr. Dobbin with certain non-competition and non-disclosure obligations. Assuming that Mr. Dobbin retires at age 69, the estimated annual benefits payable to Mr. Dobbin (based on his total annual remuneration to date) would be $1,760,721.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Effective July 30, 2002, in connection with section 402 of SOX, the Corporation introduced a new policy with regard to loans to directors and officers. The policy prohibits the Corporation from, directly or indirectly, extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or officer. Irrevocable extensions of credit made to directors and officers outstanding as of July 30, 2002 are exempted under the policy, but the terms of this credit cannot be materially modified and credit cannot be renewed after such date. In conjunction with this policy, the Corporation's Board on March 2, 2003 approved a revision to the Employee Stock Option Plan, to eliminate the granting of loans to facilitate the exercising of options.

Effective July 30, 2002 the Corporation had three types of loans outstanding to officers of the Corporation that are exempted under the policy and are described below. No new credit or any modification of the terms of the credit granted at July 30, 2002 has been made.

Executive Share Purchase Loan Program

On July 21, 2000, the Board, on the recommendation of the Compensation Committee and advice from independent compensation consultants, approved a long term incentive program (the "A loan program") for certain members of senior management to permit them to participate in future appreciation of the shares of the Corporation and to bear the same risks as other shareholders. The A loan program enabled eligible senior management to receive interest free loans to finance purchases of Class A Subordinate Voting Shares. The maximum amount of the loan available was based on a multiple of the employee's base salary and ranged from 0.5 times base salary to a maximum of 2.0 times base salary, depending on position. The Chief Executive Officer was eligible for the maximum multiple of 2.0 times base salary. Although indebtedness is remaining outstanding under this program, no further loans are being made under it. The outstanding loans are secured by the financed shares (except in the case of certain executives of the Corporation where the Board, in April 2002, approved the assignment of the shares or proceeds arising from certain vested options to constitute security in the place of shares as security for outstanding A loans, as detailed below), require minimum annual loan repayments of 5% of the loan principal amount and are fully payable on termination of employment or sale of the financed shares or the exercise of share options taken as security and sale of shares arising therefrom, as the case may be.

As at August 16, 2003, the aggregate indebtedness to the Corporation under securities purchase programs by any current and former officers, directors and employees of the Corporation or any of the Corporation's subsidiaries (and their respective associates) was $3,078,082 (excluding the "Ordinary Share Loan" to an entity owned by the Chief Executive Officer for the acquisition of the Ordinary Shares, as described below). All such indebtedness (other than the Ordinary Share Loan) was incurred pursuant to the A loan program. The following table sets out the indebtedness to CHC of the directors and senior officers of the Corporation or any of our subsidiaries (and their respective associates) who held office at any time during fiscal 2003 under the A loan program.

Name and principal position	Involvement of issuer or subsidiary	Largest amount outstanding during fiscal year 2003 $	Amount outstanding as at August 16, 2003 $	Financially assisted securities purchases during year 2003 #	Security for indebtedness
Craig L. Dobbin, O.C., Chairman & Chief Executive Officer	Lender	1,256,000	1,134,000	-	An assignment of the shares or proceeds of 243,543 vested options for Class A shares held by the executive, having an exercise price of $13.00 per share.

Sylvain Allard President	Lender	798,200	716,744	-	An assignment of the shares or proceeds of 50,000 vested options for Class A shares held by the executive, having an exercise price of $4.25 per share.

Jo Mark Zurel Senior Vice-President & Chief Financial Officer	Lender	397,870	356,947	-	An assignment of the shares or proceeds of 30,000 vested options for Class A shares held by the executive, having an exercise price of $4.25 per share.

O. Noel Clarke Former Senior Vice- President & Corporate Secretary	Lender	391,154	350,204	-	An assignment of the shares or proceeds of 30,000 vested options for Class A shares held by the executive, having an exercise price of $3.10 per share.

Jeremy Labuschagne Managing Director, CHC Africa	Lender	66,094	58,785	-	A first lien on the noted shares

Christine Baird President, CHC Helicopters International	Lender	132,227	74,233	-	A first lien on the noted shares

Robert Gosse Former President, CHC Composites	Lender	103,319	-	-	A first lien on the noted shares

Craig C. Dobbin Director	Lender	70,262	-	-	A first lien on the noted shares
Neil Calvert Managing Director CHC Europe	Lender	138,450	-	-	A first lien on the noted shares
Jakob Bae Managing Director, CHC Helikopter Service	Lender	74,377	66,547	-	A first lien on the noted shares

David Dobbin Former Vice President (resigned effective July 14, 2003)	Lender	320,622	320,622	12,300	A first lien on the noted shares

Securities financed with and pledged for such loans are Class A Subordinate Voting Shares, except as otherwise noted.

The Ordinary Share Loan

Name and principal position	Involvement of issuer or subsidiary	Largest amount outstanding during fiscal year 2003 $	Amount outstanding as at August 16, 2003 $	Financially assisted securities purchases during year 2003 #	Security for indebtedness

O.S. Holdings Inc.	Lender	33,000,000	33,000,000	-	A lien in CHC's favour on the purchased Ordinary Shares, together with certain other security (see below)

On December 9, 1997, the Corporation issued 11,000,000 Ordinary Shares to O.S. Holdings Inc. for an aggregate consideration of $33,000,000 (the "Ordinary Share Loan"). O.S. Holdings Inc. is a corporation wholly owned by 10644 Newfoundland Inc. ("Holdco"), which is a corporation wholly owned by Craig L. Dobbin, the Chairman and Chief Executive Officer. On December 9, 1997, the Corporation made a loan to O.S. Holdings Inc. of $33,000,000 to enable it to purchase these Ordinary Shares. The loan is repayable upon demand and does not bear interest unless the principal amount thereof (or the lesser portion demanded) has not been repaid within two business days following demand therefore, after which time the principal amount thereof (or the portion demanded) would bear interest at a rate equal to the Canadian "prime rate" plus 5%. These Ordinary Shares were issued to give effect to an undertaking provided by the Corporation to U.K. regulatory authorities in connection with the foreign ownership requirements of European legislation applicable to the Corporation's then U.K. operating subsidiary, Brintel Helicopters Limited ("Brintel"). The issuance of Ordinary Shares to O.S. Holdings Inc. was intended to increase the amount of equity share capital of the Corporation held by European nationals (Mr. Dobbin, the sole shareholder of Holdco, is a citizen of both Canada and the Republic of Ireland) and to establish that Brintel was entitled to maintain its operating license. The transaction involving the issuance of the Ordinary Shares (including the making of the loan) was approved by shareholders of the Corporation at a meeting held on December 9, 1997.

The loan is secured by a lien in the Corporation's favour over the Ordinary Shares. Further, Holdco has guaranteed the obligations of O.S. Holdings Inc. to the Corporation and has pledged the shares of O.S. Holdings Inc. owned by it in favour of the Corporation as security for such guarantee. Craig L. Dobbin has guaranteed the obligations of each of O.S. Holdings Inc. and Holdco to the Corporation and has pledged the shares of Holdco owned by him in favour of the Corporation as security for such guarantee. The Corporation's recourse against Mr. Dobbin in connection with the repayment of the loan and such guarantee is limited to the realization of the shares of Holdco held by him.

Indebtedness of Directors, Executive Officers and Senior Officers other than under Securities Purchase Programs

There was no indebtedness other than under securities purchase programs to the Corporation by all current and former officers, directors and employees of the Corporation (and their respective associates) as at August 16, 2003. The following table sets out the indebtedness to the Corporation or any of its subsidiaries of directors, executive officers and senior officers of the Corporation, and their respective associates, who held office at any time during the 2003 fiscal year:

Name and principal position	Involvement of issuer or subsidiary	Largest amount outstanding during fiscal year 2003 $	Amount outstanding as at August 16 2003 $

Craig L. Dobbin, O.C.	Lender	500,000	-
Chairman and Chief Executive Officer
Sylvain Allard President	Lender	38,500	-

The loan disclosed above to Mr. Sylvain Allard was provided to assist in relocation of his residence. This loan was non-interest bearing and was repaid during the year.

On July 21, 2000, the Compensation Committee established a policy for senior executives, pursuant to which the Chief Executive Officer could obtain advances against future remuneration of up to $500,000; the President was eligible to obtain advances up to $250,000; and each of the two Senior Vice Presidents was eligible to obtain advances up to $150,000. These advances were interest-bearing at the "prime rate" and were repayable within six months following the fiscal year in which such loans were advanced. The loan disclosed above to Mr. Craig Dobbin was provided under this facility. All advances under this facility have been repaid and no further loans may be made under this facility.

DIRECTORS AND OFFICERS INSURANCE

The Corporation has purchased and maintains a policy of insurance for the benefit of directors and officers as permitted by the CBCA and the Corporation's by-laws. The policy insures directors and officers, in their capacities as directors and officers of the Corporation, or in their capacities as directors and officers of other corporations where they have acted in that capacity at the request of the Corporation, against certain liabilities incurred by them, except where the liability relates to the failure by the director or officer to act honestly, in good faith and with a view to the best interests of the Corporation or the other corporation, as the case may be.

The policy obtained provides for $50,000,000 of coverage for directors and officers of the Corporation on an aggregate basis. Such policy is subject to a deductible of $50,000 per incident. The cost of coverage for 2003 on an aggregate basis was $97,000.

EMPLOYEES

All pilots and aircraft maintenance engineers are required to be licensed by regulatory authorities in the country in which they work. To obtain a pilot's license, each pilot must complete and pass practical flight and written examinations. In addition, IFR pilots must have passed IFR practical flight and written examinations. To obtain an aircraft maintenance engineer's license, an engineer must have completed a minimum of three to four years of training and passed a written examination. The following table provides employee data for each of our major segments at April 30, 2003, 2002 and 2001.

	Year ended April 30
	2003	2002	2001
Canada
Administrative and support
personnel	155	202	133

Europe
Pilots	392	419	396
Maintenance engineers	294	285	239
Administrative and support
personnel	387	526	508
	1,073	1,230	1,143
International
Pilots	249	241	215
Maintenance engineers	224	213	226
Administrative and support
personnel	302	275	224
	775	729	665
Repair and Overhaul
Maintenance engineers	304	232	190
Administrative and support
personnel	166	144	138
	470	376	328
	2,473	2,537	2,269

The two-year union contract with the Norwegian pilots expired April 30, 2003. We are currently in negotiations with the Norwegian pilots and have a tentative three-year agreement which is subject to union ratification. Approximately 450 of our repair and overhaul employees at Astec (in Norway and the U.K.) are represented by unions with collective agreements extending to April 30, 2004 and April 30, 2005. Engineers and ground staff at CHC HS have a two-year collective agreement extending to October 2004.

In the U.K., we have collective agreements with our pilot workforce and separately with our engineers and other ground staff, covering the period from May 1, 2002 to June 30, 2005. Similarly, in Denmark, we have multi-year collective agreements with our pilots and separately with our engineers extending to May 2005. In Ireland, we have collective pay agreements in place with our pilots and aircrewmen covering the period May 1, 2003 to April 30, 2006. A pay and conditions review, effective from May 1, 2003 is currently ongoing with the engineers. In Australia, negotiations are currently in progress for a renewed collective agreement with our pilots to May 2005. Our 3-year union agreement with crewmen in Australia expires in December 2003. Our engineers' agreement in Australia was renewed for 3 years, expiring August 31, 2005. Employees at other helicopter operations are not unionized.

We are currently negotiating the first collective agreement with the employees at Composites.

SHARE OWNERSHIP

Share ownership information is included under Item 7.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

PRINCIPAL SHAREHOLDERS

As at July 31, 2003, there were 17,921,290 Class A subordinate voting shares, 2,953,495 Class B multiple voting shares and 11,000,000 ordinary shares issued and outstanding.

The following table sets forth information as at July 31, 2003 with respect to the beneficial ownership of our Class A subordinate voting shares, Class B multiple voting shares and ordinary shares by (1) each shareholder known by us to be the beneficial owner of more than 5% of our subordinate voting shares, multiple voting shares or ordinary shares, or to be the beneficial owner of a number of shares of any class or classes of stock that collectively carry more than 5% of the votes attributed to all our outstanding voting securities; (2) all executive officers and directors who are the beneficial owners of more than 1% of our subordinate voting shares; and (3) all other executive officers or directors as a group.

Name of beneficial owner	Beneficial ownership(1)			Percent of class(1)
	Subordinate voting shares	Multiple voting shares	Ordinary shares	Subordinate voting shares	Multiple voting shares	Ordinary shares
Discovery Helicopters Inc. (2) (3)	1,946,270	2,777,716	-	10.5%	94.0%	-
FMR Corp.(4)	3,132,770	-	-	17.5%	-	-
O.S. Holdings Inc. (5)	-	-	11,000,000	-	-	100%
Craig L. Dobbin (1)(6)(9)	957,289	-	-	5.1%	-	-
Sylvain Allard (1)(9)	441,617	-	-	2.4%	-	-
Noel Clarke (1)(9)	236,112	-	-	1.3%	-	-
Jo Mark Zurel (1)(9)	207,964	-	-	1.2%	-	-
Other (13 persons) (1)(7)(8)(9)	423,826	-	-	2.3%	-	-

  Includes shares beneficially owned by the listed person. If a person has the right to acquire beneficial ownership of any shares by exercise of options by October 31, 2003, those shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of the shares that the person owns. Those shares are not included in the computations for any other person.

  Discovery Helicopters Inc. is a holding company, all of the voting shares of which are owned by Craig L. Dobbin. The business address of Discovery is P.O. Box 1303, St. John's, Newfoundland, Canada A1C 5N5. The shares owned by Discovery represent 59.8% of the votes attached to all our outstanding voting securities.

  Includes 689,655 subordinate voting shares that may be acquired upon the conversion of a $5,000,000 convertible loan at a price of $7.25 per share. Also includes 556,615 subordinate voting shares that were lent by Discovery to a third party pursuant to a borrowing agreement. Discovery will not exercise control or direction over such shares until they are returned.

  As of June 30, 2003 based on the most recent publicly available information.

  O.S. Holdings Inc. is a holding company wholly owned indirectly by Craig L. Dobbin. The business address of O.S. Holdings Inc. is P.O. Box 1303, St. John's, Newfoundland, Canada A1C 5N5. The shares owned by O.S. Holdings Inc. represent 2.3% of the votes attached to all our outstanding voting securities.

  These shares may be acquired upon the exercise of options granted with prices ranging from $4.30 to $30.70. The shares granted pursuant to the full exercise of these options represent 1.9% of the votes attached to all our outstanding voting securities.

  Includes 163,001 subordinate voting shares that may be acquired upon the exercise of options granted and excludes securities owned by Discovery and O.S. Holdings Inc.

  Directors and officers who individually own less than 1% (Duane Clarke, Craig C. Dobbin, Joanne Dominie, John Fleming, Rick Green, Steven K. Hudson, John Kelly, David Loveys, Candace Moakler, Frank Moores, Harry Steele, Derrick Sturge, Michael Wadsworth).

  Beneficial ownership does not include the non-vested subordinate voting share options, exercisable at $26.11 and $30.70 per share. As at July 31, 2003, non-vested subordinate voting share options are owned by the following

Craig L. Dobbin	69,667
Sylvain Allard	39,583
Noel Clarke	15,833
Jo Mark Zurel	15,833
Other (6 persons)	30,000
Total	170,916

RELATED PARTY TRANSACTIONS

In the normal course of business, we enter into transactions with related parties.

During fiscal 2003, $1.3 million (2002 - $2.0 million; $2001 - $0.1 million) was paid to CHL in which we have a 43.5% equity investment. These amounts related to the provision of helicopter flying services.

During fiscal 2003 $19.5 million (2002 - $21.2 million; 2001 - $18.6 million) was paid to Vector and its subsidiaries whose Chairman and Chief Executive Officer was also a director of ours during the year. The amounts paid were for repair and overhaul services and information technology support. On June 25, 2003 the five year non-compete agreement between us and Vector expired. With this expiration we are reviewing our options for the repair and overhaul of our medium aircraft previously provided by Vector, including the possibility of performing a portion or all of this work in our own repair and overhaul facilities.

During fiscal 2000, in connection with securing tender credit facilities, we received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to our senior credit facilities and senior subordinated notes. The loan is convertible into Class A subordinate voting shares at $7.25 per share. The estimated value of the loan proceeds attributable to the conversion feature of $951,000 was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $689,000 (2002 - $676,000; 2001 - $674,000), including amortization of the above noted discount, was recorded on the loan during the year.

Fees of $15,000 (2001 - $85,000) primarily in connection with special consulting projects, were paid during fiscal 2002 to certain directors or entities in which certain directors are partners or employees. Rent and usage fees of $610,000 (2002 - $533,000; 2001 - $596,000) were paid during the year to companies affiliated with the controlling shareholder. Interest revenue of $28,000 was earned in 2001 on a demand loan to the controlling shareholder that was repaid during 2001. These transactions are recorded at their exchange amounts.

After acquisition of the initial 25% of HSG on March 11, 1999, we arranged for a third party to acquire a further 5% of HSG on March 25, 1999. The third party's agreement to acquire these shares and to enter into a put and call agreement (whereby we could acquire the shares purchased by the third party and it could sell such shares to us at their original cost plus certain agreed transaction fees and interest, or an amount totaling approximately $8.7 million) was conditional upon the guarantee of our purchase obligations by Mr. Dobbin personally and also by Discovery Helicopters Inc., supported by a security agreement from Discovery, a first lien over $6.5 million in marketable securities owned personally by Mr. Dobbin. The acquisition of these shares in March 1999 brought our interest in HSG to 30%, which facilitated our eventual acquisition of 100% of HSG. In fiscal 2001, $2.7 million was paid to Discovery in respect of these guarantees and security pledges. This consideration was approved by our Board of Directors after receipt of an independent fairness opinion from KPMG, which was commissioned by the independent directors, and has been included in the acquisition cost of the HSG shares.

We have utilized Vector since 1998 for certain repair and overhaul services at competitive rates. As part of the sale of our repair and overhaul business to Vector in 1998, Vector also acquired our management information systems operations. Pursuant to an information services agreement entered into between us and Vector, Vector agreed to provide us with certain management information services until June 24, 2003. We have utilized Vector for such services since 1998 and believe that such services were provided at or below market rates. Mark D. Dobbin, the Chairman and Chief Executive Officer of Vector was a director of ours during the year.

For information regarding loans between us and senior management and enterprises that directly or indirectly control us, see item 6: Directors, Senior Management and Employees.

ITEM 8. FINANCIAL INFORMATION

Financial statements are included under Item 18.

ITEM 9. THE OFFER AND LISTING

LISTING DETAILS

On October 7, 1991, our outstanding Class A subordinate voting shares and multiple voting shares were listed on the Toronto Stock Exchange ("TSX") under the stock symbols FLY.A. and FLY.B., respectively. As of July 31, 2003, 12 registered holders of record in the United States held 2,840,189 subordinate voting shares (or 15.8% of the subordinate voting shares) and 1 registered holder of record in the United States held 41,005 multiple voting shares (or 1.4% of the multiple voting shares).

The following table sets forth, for the quarters indicated, the high and low sales prices and volumes of trading of the subordinate voting shares and the multiple voting shares as reported on the TSX.

	Class A subordinate voting shares			Class B multiple voting shares
	High	Low	Volume	High	Low	Volume

Fiscal 2003
First quarter	$ 35.50	$ 26.00	5,997,140	$ 34.50	$26.01	17,031
Second quarter	36.05	28.50	3,084,666	36.00	29.00	6,202
Third quarter	33.65	23.40	5,849,134	33.50	24.00	10,363
Fourth quarter	27.59	21.64	3,782,342	27.15	21.80	13,655

Fiscal 2002
First quarter	$23.25	$15.50	6,628,568	$23.50	$17.00	10,546
Second quarter	18.75	12.25	2,296,816	19.50	14.95	24,400
Third quarter	18.80	13.80	2,792,307	18.50	14.00	4,096
Fourth quarter	30.00	17.86	6,026,654	30.00	18.50	13,835

The following table sets forth, for the fiscal years indicated, the high and low sales prices and volumes of trading of the subordinate voting shares and the multiple voting shares as reported on the TSX.

	Class A subordinate voting shares			Class B multiple voting shares
	High	Low	Volume	High	Low	Volume

1999	$14.00	$2.75	13,686,832	$14.00	$3.25	22,277
2000	5.40	3.00	10,946,186	5.50	3.00	26,771
2001	17.80	3.75	12,671,544	15.00	4.25	438,751
2002	30.00	12.25	17,744,345	30.00	14.00	52,877
2003	36.05	21.64	18,713,282	36.00	21.80	47,251

The following table sets forth, for the months indicated the high and low sales prices and volumes of trading of the subordinate voting shares and the multiple voting shares as reported on the TSX.

	Class A subordinate voting shares			Class B multiple voting shares
	High	Low	Volume	High	Low	Volume

March 2003	$25.10	$21.64	1,464,500	$24.85	$22.00	9,300
April 2003	27.59	23.80	1,196,400	27.00	24.30	2,800
May 2003	26.90	25.40	1,623,700	26.80	25.50	4,500
June 2003	27.95	25.55	1,524,200	28.00	26.04	18,300
July 2003	26.20	24.75	739,900	26.50	25.00	10,200
August 2003	27.98	24.00	1,003,800	28.50	24.81	2,300

On August 29, 2003 the closing price of the subordinate voting shares on the TSX was $27.50.

Effective October 11, 2002 the subordinate voting shares commenced trading on the New York Stock Exchange ("NYSE") under the stock symbol FLI. Prior to October 11, 2002 the subordinate voting shares traded on the Nasdaq National Market ("Nasdaq"). The following table sets forth for the quarters indicated, the high and low sales price in U.S. Dollars and volumes of trading of the subordinate voting shares on the NYSE and Nasdaq.

	High	Low	Volume

Fiscal 2003
First quarter	$23.29	$16.32	1,738,600
Second quarter	22.94	17.86	657,400
Third quarter	21.34	15.49	632,600
Fourth quarter	19.00	14.75	255,700

Fiscal 2002
First quarter	$15.32	$10.16	4,370,700
Second quarter	12.45	7.72	970,200
Third quarter	11.84	8.53	721,300
Fourth quarter	19.25	10.51	1,171,700

The following table sets forth in U.S. Dollars for the fiscal years indicated, the high and low sales prices and volumes of trading of the subordinate voting shares as reported on the NYSE and Nasdaq.

	High	Low	Volume

1999	$10.38	$1.88	352,375
2000	4.06	1.69	767,600
2001	11.65	2.50	2,971,610
2002	19.25	7.72	7,233,900
2003	23.29	14.75	3,284,300

	High	Low	Volume

March 2003	$16.97	$14.75	162,100
April 2003	19.00	16.22	69,900
May 2003	19.57	18.05	50,200
June 2003	20.90	18.81	65,200
July 2003	19.54	17.59	50,800
August 2003	19.87	17.30	87,900

The closing price on August 29, 2003 as reported on the NYSE was U.S. $19.83.

ITEM 10. ADDITIONAL INFORMATION

ARTICLES OF INCORPORATION AND BY-LAWS

The Company was incorporated under the Canada Business Corporations Act and its corporation number is 222233-7.

On August 23, 2002 the Board of Directors approved certain amendments to By-Law No. 1, the by-law relating generally to the transaction of the business and affairs of the Corporation (the "Old ByLaw") by adopting Amended and Restated By-Law No. 1 (the "New By-Law"). Shareholders confirmed the New By-Law at the annual general meeting held on September 26, 2002. The New By-Law superceded and replaced the Old By-Law that had been previously enacted on February 18, 1987. The Board of Directors made certain additional amendments to the New By-law, effective September 4, 2003 to provide that the board may, if the articles so provide, appoint one or more additional directors (subject to the maximum number authorized by the articles) to hold office for a term expiring no later than the close of the next annual meeting of shareholders, but the total number of directors appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders. If the amendments to the New By-law are not confirmed by the shareholders at the shareholders' meeting scheduled for October 28, 2003 (or any adjournment thereof), the amendments will cease to be effective. The text of the New ByLaw, as amended, is attached hereto under Item 19: Exhibits.

With respect to the directors of the Company, the Canada Business Corporations Act and bylaws of the Company require a director to refrain from voting (except in certain limited cases) on any material contract or transaction whether made or proposed with the Company to which the director is a party and to disclose in writing to the Company the nature and extent of his interest in such contract or transaction. The by-laws of the Company also provide that the directors shall be compensated for their services as the Board from time to time may authorize. The Board is given general authority to borrow monies on behalf of the Company and to pledge assets of the Company, and to delegate such powers from time to time to any officer of the Company. The Articles and by-laws of the Company do not contain any mandatory age limit requirement for a director's retirement or a minimum number of shares to be held by a director. Directors may be elected for terms of up to three years. Cumulative voting is not provided for in the Company's Articles or by-laws.

The Company's issued and outstanding shares consist of subordinate voting shares, multiple voting shares and ordinary shares. The subordinate voting shares and the multiple voting shares participate equally in the payment of dividends if and when declared by the Company's Board of Directors. The ordinary shares are entitled to dividends equivalent on a per share basis to any dividend paid on the Company's subordinate voting shares and multiple voting shares, subject to prior minority shareholder approval. Subordinate voting shares carry the right to one vote per share, the multiple voting shares carry the right to 10 votes per share, and the ordinary shares carry the right to one vote per 10 shares. The ordinary shares are also redeemable at the option of the Company at the subscription price thereof in certain circumstances. The Company also has the right, subject to the approval of the Toronto Stock Exchange, to purchase the ordinary shares at their fair market value. The subordinate voting shares, the multiple voting shares and the ordinary shares share equally on a share for share basis in the property and assets of the Company upon liquidation or winding up.

If an offer is made to purchase multiple voting shares such that under the take-over bid provisions of applicable securities legislation, the same offer must be made to all or substantially all holders of multiple voting shares who are in a Canadian province or territory to which the requirements apply and the offeror does not concurrently make an identical offer to purchase the subordinate voting shares, then each outstanding subordinate voting share may be converted into a multiple voting share at the option of the holder thereof and sold pursuant to the offer for the multiple voting shares, except in certain circumstances. At any time, a holder of multiple voting shares may convert such shares into subordinate voting shares on a one-for-one basis.

Generally, the articles of the Company would have to be amended to change the rights attached to the Company's shares. Such an amendment would have to be approved by shareholders of the Company by a majority of two-thirds of the votes cast. Certain amendments to the articles, such as an amendment that would change the rights attached to a class of shares, would require that the amendment be approved by a majority of two-thirds of the votes cast by holders of that class voting separately as a class.

Under the Company's by-laws, the annual meeting of shareholders shall be held on such date and time as the Board, or the Chairman of the Board, or the President in the absence of the Chairman of the Board, may from time to time determine. The Board shall also have the power to call a special meeting of shareholders at any time. The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote at such meetings, the directors and auditors of the Company and any others who are entitled or required under any provisions of the Canada Business Corporation Act, the articles or bylaws of the Company to be present at the meeting. Any other person may be admitted to the shareholder meeting only on the invitation of the Chairman of the meeting or with consent of the meeting.

For purposes of complying with the Canada Transportation Act, the Articles include a provision that allows the directors of the Company to refuse to permit registration of any transfer or transfers of voting shares of the Company if such transfer would result in persons other than Canadians (as defined in the Canada Transportation Act) owning or controlling more than 25% of (a) the outstanding voting shares of the Company or (b) the votes attached to all outstanding voting shares of the Company.

TAXATION

The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the "Canadian Act") to holders of subordinate voting shares who, at all relevant times, for purposes of the Canadian Act, deal at arm's length with us, are not resident or deemed to be resident in Canada at any time, hold the subordinate voting shares as capital property, do not hold or use, and are not deemed to hold or use, subordinate voting shares in connection with a trade or business carried on, or deemed to be carried on, in Canada, and in the case of insurers who carry on an insurance business in Canada and elsewhere, do not hold subordinate voting shares that are "designated insurance property" as defined in the Canadian Act or that are effectively connected with an insurance business carried on in Canada (the "Holders"). Certain persons who carry on, or are deemed to carry on, business in Canada, including certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing, will generally be precluded from treating subordinate voting shares as capital property under the Canadian Act.

This summary is based on the current provisions of the Canadian Act, the regulations thereunder in force as of the date of this Annual Report, specific proposals (the "Tax Proposals") to amend the Canadian Act or the regulations thereunder publicly announced by the Minister of Finance prior to the date of this Annual Report, the current provisions of the Canada-United States Income Tax Convention (1980) (the "Treaty"), and on the current administrative practices and policies published by the Canada Customs and Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax consequences and does not, apart from the Tax Proposals, take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada. Prospective investors and holders of subordinate voting shares are urged to consult their own tax advisors with respect to the Canadian federal income tax consequences set forth below and any other federal, provincial, state, local or foreign tax consequences to them of holding and disposing of subordinate voting shares.

Disposition of a Subordinate Voting Share

A Holder who disposes of a subordinate voting share will not be subject to tax pursuant to the Canadian Act on a capital gain realized on the disposition unless the subordinate voting share is "taxable Canadian property" of the Holder within the meaning of the Canadian Act and no relief is afforded under any applicable tax treaty. Subordinate voting shares will generally not be taxable Canadian property to a Holder provided such subordinate voting share is listed on a prescribed stock exchange within the meaning of the Canadian Act on the date of disposition, and provided such Holder, or persons with whom such Holder did not deal at arm's length (within the meaning of the Canadian Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five years immediately preceding the date of disposition. For purposes of the 25% calculation at any particular time in respect of a particular Holder, options in respect of such shares, including warrants, held by the Holder and persons with whom the Holder does not deal at arm's length will be treated as if exercised. As of the date of this Annual Report, the Class A subordinate voting shares are listed on the TSX, a prescribed stock exchange for purposes of the Canadian Act. Subordinate voting shares may be deemed taxable Canadian property of a Holder who receives such subordinate voting shares in exchange for other taxable Canadian property.

If a subordinate voting share constitutes or is deemed to constitute taxable Canadian property of a Holder, provided such Holder is a resident of the United States for purposes of the Treaty, the Treaty will generally exempt such a Holder from Canadian tax in respect of the disposition of a subordinate voting share provided its value is not derived principally from real property (including resource property) situated in Canada. This relief under the Treaty may not be available to a Holder who had a permanent establishment or fixed base available to such Holder in Canada during the 12 months immediately preceding the disposition of the subordinate voting share.

Dividends

Any dividends (including stock dividends) paid or credited, or deemed under the Canadian Act to be paid or credited, on subordinate voting shares will be subject to Canadian withholding tax under the Canadian Act at the rate of 25% on the gross amount of the dividends. Generally, the rate of this withholding tax will be reduced under applicable tax treaties. In the case of dividends paid to a Holder who is a resident of the United States and beneficial owner of such dividends for purposes of the Treaty, the Canadian withholding tax rate is generally 15%.

THE FOREGOING DISCUSSION OF CANADIAN FEDERAL INCOME TAXATION IS OF A GENERAL AND SUMMARY NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF SUBORDINATE VOTING SHARES. ACCORDINGLY, HOLDERS OF SUBORDINATE VOTING SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF RECEIVING DIVIDENDS FROM US OR DISPOSING OF THE SUBORDINATE VOTING SHARES.

The documents referenced in this Annual Report may be inspected at our head office at:

Hangar #1, St. John's Airport
P.O. Box 5188
St. John's, NL, Canada
A1C 5V5

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We record our transactions and prepare our financial statements in Canadian dollars. For the year ended April 30, 2003, we maintained operations in the U.K., Norway, South Africa and Australia, with business also conducted in other countries. These operations are considered financially and operationally self-sustaining. Accordingly, our assets and liabilities are translated into Canadian dollars at the year-end exchange rate. Revenue and expense items are translated into Canadian dollars at the average annual exchange rate. Because many of our revenues and expenses occur in currencies other than Canadian dollars, we are exposed to exchange rate and currency risks.

To perform sensitivity analysis, we assess the risk of loss in fair values due to the impact of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. Information provided by the analysis does not necessarily represent the actual changes in fair value that we would incur under normal market conditions because, of necessity, all variables other than the specific market risk factor are held constant. The results of sensitivity analysis at April 30, 2003 follow.

Foreign Currency Exchange Rate Risk

A 10% change in the exchange rate of the euro, Norwegian kroner and pound sterling against the Canadian dollar, with all other variables remaining constant, would have resulted in a $30.5 million change in the fair market value of our long-term debt at April 30, 2003. Our euro and pound sterling debt are designated as a hedge of our net investment in foreign operations in the U.K. and Norway. As a result, gains and losses on this debt are offset against foreign currency translation adjustments on our net investment in foreign operations that are deferred as a separate component of shareholders' equity until realized under Canadian GAAP. Under U.S. GAAP, the related translation adjustments and the foreign currency translation gains and losses of the debt designated as a hedge are included in the determination of comprehensive earnings. If the debt were not designated as a hedge of our net investment, the impact of a change in foreign currency rates would directly impact the current year's earnings under both Canadian and U.S. GAAP. A 1% movement in the foreign currency rates of our three major operating currencies (the pound sterling, the Norwegian kroner and the U.S. dollar) against the Canadian dollar would have resulted in a $2.0 million change in EBITDA and a $0.9 million change in net earnings from our self-sustaining foreign subsidiaries upon the translation of their income statement from their reporting currencies to Canadian dollars for the year ended April 30, 2003.

Interest Rate Risk

We are also exposed to market risk from changes in interest rates, related primarily to variable interest rates on long-term debt. During the year ended April 30, 2001, we entered into an interest rate swap agreement to fix the interest costs on £ 40.0 million of our senior credit facilities. A 1% change in variable interest rates on long-term debt (i.e. from 5% to 6%), with all other variables remaining constant, would result in a $ 2.2 million change in interest expense for the year ended April 30, 2003. Such a change in interest rates would not have a material impact on the fair value of the related long-term debt.

Equity Price Risk

As of April 30, 2003, we were not exposed to market risk from changes in the market value of long-term investments, as we did not hold any publicly traded long-term investments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

As of September 12, 2003, an evaluation was performed under the supervision and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of September 12, 2003. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to September 12, 2003.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required.

ITEM 16B. CODE OF ETHICS

Not required.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended April 30, 2003 and 2002, amounts paid by the Corporation in connection with services provided by its auditors, Ernst & Young LLP ("E&Y"), were as follows:

	2003	2002
	($ millions)
Audit Services	$0.9	$1.0
Audit-Related Services	-	0.2
Tax Services	1.2	1.4
Other Services	-	0.1
Total	$2.1	$2.7

Audit Services - consists of the work necessary for the external auditor to render an opinion on the consolidated financial statements of the Corporation and the financial statements of its subsidiaries. In both fiscal 2002 and 2003 audit services consisted of services provided by E&Y in connection with expressing an opinion on the Corporation's consolidated financial statements and also on the financial statements of the Corporation's subsidiaries in jurisdictions where such audits are required by companies legislation or where such audits are required under other agreements.

Audit-Related Services - consists principally of the review of prospectuses, offering memoranda, registration statements, issuance of consent letters to underwriters and audits and due diligence of certain businesses acquired or to be sold. The audit-related services in fiscal 2002 consisted of services provided by E&Y in connection with the preparation of a prospectus for an equity issue. There were no audit-related services in fiscal 2003.

Tax Services - consists of fees paid in connection with tax compliance, tax planning, tax outsourcing, and tax advice provided to the Corporation and its subsidiaries. Tax services in both years include fees paid to E&Y in connection with ongoing tax planning and other initiatives being considered by the Corporation. In both fiscal 2002 and fiscal 2003 tax services included $0.3 million for tax outsourcing services provided by E&Y. In fiscal 2003 tax services included fees paid in connection with a transfer pricing study. In fiscal 2002 tax services included fees related to two major projects - transfer pricing and cash repatriation.

Other Services - includes services that are not audit, audit-related, or tax services, but which are not prohibited by SEC.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence and concluded that the level of services provided during 2003 would not impact the independence of the auditors. During the year, the Audit Committee adopted a policy that prohibits the Corporation from engaging the auditors for "prohibited" categories of non-audit services and requires pre-approval of the Audit Committee for other permissible categories of non-audit services, such categories as determined by SEC rules. To facilitate the pre-approval of audit and non-audit services between meetings of the Committee, the Audit Committee has detailed procedures that permit this responsibility to be delegated to the Chair of the Committee, who will report on any amounts pre-approved at the next meeting of the Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required.

PART III

ITEM 17. FINANCIAL STATEMENTS

The financial statements and supplementary information required to be filed under this item are presented in this Annual Report on Form 20-F, and are incorporated herein by reference. See the index to the financial statements under item 18 below.

ITEM 18. FINANCIAL STATEMENTS

Contents

Auditors' Report
Consolidated Balance Sheets
Consolidated Statements of Earnings
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

AUDITORS' REPORT

To the Shareholders of
CHC Helicopter Corporation

We have audited the consolidated balance sheets of CHC Helicopter Corporation as at April 30, 2003 and 2002 and the consolidated statements of earnings, shareholders' equity and cash flows for the three years ended April 30, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2003, and 2002 and the results of its operations and its cash flows for the three year period ended April 30, 2003, 2002, and 2001 in accordance with Canadian generally accepted accounting principles.

St. John's, Canada,
June 4, 2003.	Chartered Accountants

CHC Helicopter Corporation
Consolidated Balance Sheets
As at April 30 (in thousands of Canadian dollars)
Incorporated under the laws of Canada
		(Restated
		Note 4(a))
	2003	2002
Assets (Note 11)
Current assets
Cash and cash equivalents (Note 5)	$58,104	$112,838
Receivables (Note 9)	139,587	146,972
Future income tax assets (Note 19)	11,001	9,206
Inventory	214,656	174,150
Prepaid expenses	18,449	15,323
	441,797	458,489
Property and equipment, net (Note 7)	537,318	544,169
Investments (Note 8)	21,043	18,717
Other assets (Note 9)	127,535	133,143
Future income tax assets (Note 19)	17,877	9,733
	$1,145,570	$1,164,251

Liabilities and shareholders' equity
Current liabilities
Payables and accruals	$136,743	$140,403
Income taxes payable	3,993	4,985
Current portion of debt obligations (Note 11)	20,369	113,387
	161,105	258,775
Long-term debt (Note 11(a))	139,374	167,202
Senior subordinated notes (Note 11(b))	151,111	133,034
Subordinated debentures (Note 11(c))	10,414	11,157
Other liabilities (Note 13)	59,299	51,398
Future income tax liabilities (Note 19)	210,036	209,933
Shareholders' equity	414,231	332,752
	$1,145,570	$1,164,251

Commitments, guarantees and contingent liabilities (Notes 13, 23, 25 and 26)

On behalf of the Board:

Director	Director

See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Earnings
Year ended April 30 (in thousands of Canadian dollars, except per share amounts)

		(Restated	(Restated
		Note 4 (a))	Note 4(a))
	2003	2002	2001

Revenue	$722,363	$617,816	$593,849

Operating expenses	580,150	496,993	477,300

Earnings before undernoted items	142,213	120,823	116,549

Amortization	(22,585)	(18,622)	(19,980)
Gain on disposals of assets	2,413	1,859	998

Earnings from operations before asset
impairment charge	122,041	104,060	97,567

Asset impairment charge (Notes 2(i) and 9(ii))	(12,811)	-	-

Earnings from operations	109,230	104,060	97,567

Financing charges (Note 11)	(34,878)	(47,979)	(56,380)

Equity in earnings of associated companies	2,340	1,111	(416)
Earnings before undernoted items
and income taxes	76,692	57,192	40,771

Debt settlement (Notes 11(b) and 12)	(12,464)	-	(18,643)

Gain on sale of operations and investments (Note 6)	-	-	5,761

Earnings before income taxes	64,228	57,192	27,889

Income taxes recovery (provision) (Note 19)	1,905	(9,900)	5,913

Net earnings	$ 66,133	$ 47,292	$33,802

Earnings per share (Note 20)
Basic	$3.19	$2.87	$2.15
Diluted	$2.94	$2.62	$2.01

See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Shareholders' Equity
Year ended April 30 (in thousands of Canadian dollars, except per share amounts)

			(Restated
		(Restated	Note 4(a)
		Note 4 (a))	and (c))
	2003	2002	2001

Retained earnings, beginning of year
as originally stated	$ 117,280	$70,704	$49,350
Retroactive application of change in accounting
policy with restatement of prior periods (Note 4(a))	180	(536)	(2,418)
Retroactive application of change in accounting
policy without restatement of prior periods
(Notes 4(b) and (c))	(1,715)	-	(8,870)

Retained earnings, beginning of year
as restated	115,745	70,168	38,062

Net earnings	66,133	47,292	33,802

Dividends paid (Note 14)	(4,016)	-	(1,696)

Retained earnings, end of year	177,862	117,460	70,168

Capital stock (Note 14)	236,962	236,007	119,493

Contributed surplus (Note 14)	3,291	3,291	3,291

Foreign currency translation adjustment (Note 17)	(3,884)	(24,006)	(37,525)

Total shareholders' equity	$414,231	$332,752	$155,427

Dividends paid per participating voting share	$ 0.20	$-	$0.11

See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Cash Flows
Year ended April 30 (in thousands of Canadian dollars)

			(Restated
		(Restated	Note 4(a)
		Note 4 (a))	and (c))
	2003	2002	2001

Operating activities
Net earnings	$ 66,133	$ 47,292	$33,802
Non-operating items and items not involving cash:
Amortization	22,585	18,622	19,980
Gain on disposals of assets	(2,413)	(1,859)	(998)
Asset impairment charge	12,811	-	-
Equity in earnings of associated companies	(2,340)	(1,111)	416
Income taxes (Note 16)	(12,125)	4,811	(3,653)
Financing charges	168	3,334	2,165
Debt settlement	12,464	-	18,643
Defined benefit pension plans	(10,934)	(4,003)	(15,412)
Other	909	(2,037)	(1,370)
Gain on sale of operations and investments	-	-	(5,761)
Cash flow from operations	87,258	65,049	47,812
Change in non-cash working capital (Note 21)	(26,492)	(15,561)	(30,363)
	60,766	49,488	17,449

Financing activities
Long-term debt proceeds	118,154	100,748	543,172
Long-term debt repayments	(241,320)	(156,295)	(114,693)
Debt settlement	(9,136)	-	(574,392)
Dividends paid	(4,016)	-	(1,696)
Capital stock issue	596	114,504	4,662
Deferred financing costs	-	-	(3,749)
Government grants received	-	-	614
	(135,722)	58,957	(146,082)
Investing activities
Property and equipment
Additions	(44,669)	(37,307)	(40,105)
Helicopter major inspections	(13,384)	(9,913)	(6,055)
Helicopter components, net (Note 7)	4,042	(11,268)	3,580
Proceeds from disposal	74,865	49,758	2,723
Long-term receivables	7,386	(2,342)	3,839
Pre-operating expenses	(3,113)	(7,419)	(6,795)
Other	(6,622)	(499)	522
Net proceeds on disposal of operations
and investments (Note 6)	-	-	169,601
	18,505	(18,990)	127,310
Effect of exchange rate changes on
cash and cash equivalents	1,717	(167)	228

Change in cash and cash equivalents during the year	(54,734)	89,288	(1,095)

Cash and cash equivalents, beginning of year	112,838	23,550	24,645

Cash and cash equivalents, end of year	$ 58,104	$112,838	$23,550

See accompanying notes

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

1.     Summary of significant accounting policies

Basis of presentation

CHC Helicopter Corporation (the "Company") is a leading provider of helicopter transportation services to the global oil and gas industry. The Company currently operates in over 20 countries, with major operating units in Norway, the United Kingdom, South Africa, Australia and Canada. The Company principally provides helicopter transportation services to the oil and gas industry for production and exploration activities as well as emergency medical and search and rescue services.

The consolidated financial statements include the accounts of the Company and its direct and indirect controlled subsidiaries. They have been prepared by management in accordance with Canadian generally accepted accounting principles and are in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") except as described in Note 29.

Foreign currency translation

Balance sheet and income statement transactions denominated in other than the functional currency of the operating divisions are translated into the divisions' functional currency at the rate of exchange at the beginning of the month in which the transaction occurred except for material transactions which are translated at the spot foreign exchange rate. At each balance sheet date foreign denominated monetary assets and liabilities are revalued at the foreign exchange rate in effect at such date.

The Company's foreign subsidiaries are financially and operationally self-sustaining. Accordingly, the current rate method is used for the translation of their financial statements to Canadian dollars upon consolidation. Under this method, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average annual exchange rate. Exchange gains or losses arising from the current rate method of translation are deferred in a separate component of shareholders' equity. Such gains or losses are included in the determination of net earnings when there is a reduction in the net investment in the foreign subsidiary as a result of a dilution or sale of part or all of the Company's interest in the foreign subsidiary or as a result of capital transactions including dividend distributions and capital restructuring.

The Company has certain foreign denominated long-term debt that has been designated an effective hedge of certain of its self-sustaining foreign subsidiaries. Upon translation of such debt into Canadian dollars, any gains or losses are also deferred in a separate component of shareholders' equity to be recognized in net earnings when there is a reduction in the net investment in the subsidiaries.

Inventory

Inventory, consisting primarily of aircraft parts, is valued at the lower of average cost and replacement cost. The cost of overhauled inventory includes the cost of raw materials, direct labour and related overhead.

Property and equipment

Property and equipment includes flying assets, facilities and equipment that are amortized over their estimated useful lives under the following methods:

a)         Flying assets

  Airframes represent approximately 30% of the value of an aircraft and are amortized on a straight-line basis to amortization expense over their estimated useful life of 15 years. At pre-determined intervals, as specified by the manufacturer, airframes require major inspections. The cost of these major inspections is capitalized and amortized to operating expense over their expected period of future benefit based on flight hours.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

1.     Summary of significant accounting policies (cont'd)

  Components comprise 70% of the value of an aircraft and consist of major components (i.e. engine, rotorheads, gearboxes and blades) and non-major components. The major components are required to be inspected and overhauled at intervals as specified by the original equipment manufacturer and aviation regulatory authorities. Costs incurred to perform these inspections and major repairs and overhauls are capitalized and amortized to operating expense to their residual value over their expected period of future benefit based on flight hours. Non-major repair and maintenance costs are expensed as incurred.

b)         Facilities and equipment

Facilities are comprised of hangers, heliports and other buildings housing base operations and administrative support. Equipment includes training, repair and overhaul, manufacturing and base equipment and vehicles. Such facilities and equipment are amortized on a declining balance or straight-line basis at rates ranging from 5% to 20%.

Investments

Long-term investments through which the Company exerts significant influence over the investee are accounted for by the equity method. Under this method, the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company's pro-rata share of post acquisition earnings of the investee. All other long-term investments are carried at cost and income on these investments is recognized only to the extent of dividends received. When there has been a decline in the value of an investment that is other than a temporary decline, the investment is written down to estimated net realizable value.

Pre-operating expenses

The Company defers expenses net of incremental revenues related to the operations of new businesses and customer contracts in the period prior to the new business or contract being capable of consistently providing its intended product and/or service. Deferral occurs where the expenses are related directly to placing the new business or new contract into commercial service, are incremental in nature and are considered by management to be recoverable from the future operations and conditions of the new business or contract. Deferral ceases at the earlier of the achievement of a specified commercial activity level, the passage of a specified period of time or at the start of the new contract. Amortization of the deferred expenses related to the operations of new businesses is based on their expected period of benefit, not exceeding five years. Amortization of deferred expenses related to new contracts is amortized over the contract term. Management periodically evaluates the recoverability of the deferred expenses from future cash flows from operations to determine whether any write down of such deferred expenses to net recoverable amounts is required.

Government assistance

Government assistance relating to the acquisition of facilities and equipment is deferred and amortized over the life of the assets to which they relate. Government assistance relating to operations is recorded as revenue in the same period as the related expense.

Revenue recognition

Revenue from helicopter operations is recognized based on the terms of customer contracts that generally provide for revenue on the basis of hours flown at contract rates or fixed monthly charges or a combination of both.

Training revenue is recognized based on the terms of customer contracts that generally provide for revenue on the basis of training hours provided.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

1.     Summary of significant accounting policies (cont'd)

Revenue from engine and component repair and overhaul and composites manufacturing operations is recognized on the percentage of completion basis and is measured on the basis of the sales value of the actual costs incurred and work performed. Customers are invoiced in advance for repair and overhaul services performed under "power by the hour" ("PBH") contracts. Typically, a portion of this revenue is recognized on a monthly basis to reflect ongoing services provided with the balance recognized when the major repair and overhaul activities are completed. Any loss on repair and overhaul and composites manufacturing contracts is recognized into earnings immediately when known.

Future income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using tax rates substantially enacted at the balance sheet date. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change becomes substantially enacted.

Pension costs and obligations

The Company has defined contribution and defined benefit pension plans covering substantially all of its employees. In valuing accrued obligations for its defined benefit plans, the Company uses the projected benefit method prorated on service and best estimate assumptions. Pension plan assets are carried at market values. Actuarial and experience gains and losses, prior service costs, plan amendments and transition amounts are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

Stock-based compensation plans

The Company accounts for share options based on their intrinsic value at the date of grant with pro-forma disclosure of net earnings and earnings per share had the fair value method been used. Therefore, the issuance of share options by the Company is treated as a capital transaction for accounting purposes and accordingly does not give rise to compensation expense in the consolidated financial statements (Notes 4 and 15).

The Company uses the fair value based approach to account for specified stock-based compensation awards issued under the Company's Stock Appreciation Rights Plan and Long-Term Incentive Plan ("SARs plans") resulting in the recording of compensation expense in the consolidated financial statements. Compensation expense related to SARs is recognized, based on graded vesting, as the amount by which the quoted market value of the Company's shares exceeds the value as specified under the SARs plans. Changes in the market value of the shares between the date of grant of the SARs and the current reporting date result in an increase or decrease in compensation expense in the period (Notes 4 and 10). During the year the Company entered into an equity forward price agreement with a major Canadian financial institution to hedge the Company's SARs to reduce any volatility in cash flow and earnings due to future increases in the Company's share price.

Financial instruments

The Company periodically enters into derivative financial instruments such as foreign forward exchange contracts, interest rate swaps and equity forward price agreements to manage foreign exchange risks, interest rate risks and stock price volatility. Gains and losses on financial instruments designated as hedges are recognized in earnings in the same period as the underlying transactions. Gains and losses on financial instruments not designated as hedges are recognized in earnings when the underlying contracts mature. Payments and receipts under interest rate swaps and equity forward price agreements are recognized as adjustments to interest expense and compensation expense, respectively.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

1.     Summary of significant accounting policies (cont'd)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and with banks and investments in money market instruments with original maturities of less than 90 days that are readily convertible to known amounts of cash and are subject to an insignificant risk of a material change in value.

2.     Accounting estimates and measurement uncertainty

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period the change occurs. The following are significant areas in which management makes significant accounting estimates:

i)           Recoverability of pre-operating expenses

The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations. If operations perform below anticipated recoverable levels the portion of pre-operating expenses that cannot be recovered is expensed immediately when known. At April 30, 2003 management evaluated the recoverability from cash flows of future operations of the carrying value of pre-operating expenses. Management determined that all $12.8 million of such costs related to the composites manufacturing business carried on by its wholly-owned subsidiary, CHC Composites Inc. ("Composites") should be written off and recorded as an asset impairment charge (Note 9). At April 30, 2003, $3.4 million in unamortized pre-operating expenses related to new contract awards remained in other assets on the balance sheet.

ii)          Flying asset amortization

Flying assets are comprised of airframes and components. The airframes represent approximately 30% of the value of an aircraft and are amortized on a straight-line basis over their estimated useful lives of 15 years. While the amortization period does not exceed the useful lives of the airframes it may be conservative as airframes may have actual useful lives in excess of 15 years.

The helicopter airframes and components are inspected, repaired and overhauled at pre-specified intervals. Such costs are capitalized to flying assets and are amortized to operating expenses over their period of expected future benefit based on flight hours. This requires management to estimate the period of expected future benefit for each type of component and inspection. Such estimates are based on mandated inspection and overhaul intervals and on previous experience and could vary materially from actual experience resulting in over or under amortization of capitalized costs.

iii)         Carrying value of flying assets

At April 30, 2003 the appraised value of the Company's flying assets exceeded the carrying value by $185.1 million (unaudited). The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize flying assets. In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2.     Accounting estimates and measurement uncertainty (cont'd)

iv)        Defined benefit employee pension plans

The Company maintains both funded and unfunded defined benefit employee pension plans in the U.K., Norway and Canada for approximately one-third of its active employees and certain former employees. Several statistical and judgmental factors, which attempt to anticipate future events, are used in measuring the Company's obligations under the plans and the related periodic pension expense. These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets and the rate of future compensation increases. In addition, the Company's actuaries use other assumptions such as withdrawal and mortality rates. The estimates and assumptions used may differ materially from actual results due to changing market and economic conditions, changing withdrawal rates, and changing overall life spans of participants. These differences may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations. Management reviews annually the assumptions used in measuring the pension plan obligations to determine their appropriateness based on actual experience and current and anticipated market conditions.

v)          Effectiveness of foreign currency hedge

The Company has designated its euro denominated debt as a hedge of its Norwegian kroner ("NOK") denominated net investment in its self-sustaining foreign operations. As a result, translation losses of $15.4 million (net of taxes of $3.8 million) as at April 30, 2003 (2002 - $ 1.8 million translation losses, net of taxes $NIL; 2001 - $5.3 million translation gains, net of taxes $NIL) on the revaluation of this euro denominated debt have been recorded as a foreign currency translation adjustment in shareholders' equity. The Company believes, based on the stated policy of the Norwegian government, that the NOK will track the euro, and based on the Company's experience, the euro debt is and will continue to be an effective hedge of the Norwegian operations. If circumstances change in the future, including the assumption that the NOK will track the euro, then the hedge may become ineffective. This would result in revaluation gains and losses on the euro denominated debt being charged to earnings in each period.

vi)         Utilization of income tax losses

The Company has accumulated $61.4 million and $13.6 million in non-capital and capital tax losses, respectively, as at April 30, 2003. The non-capital losses expire between fiscal 2006 and 2013, while the capital losses carry forward indefinitely. Management has determined that it is more likely than not that the benefit of all of these losses will be realized in the future and, accordingly, has recorded future tax assets of $22.7 million related to these losses. This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement routine tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period such determination is made.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2.     Accounting estimates and measurement uncertainty (cont'd)

vii)        Aircraft operating leases

Upon entering into a new aircraft leasing arrangement, management evaluates whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating. Currently, all of the Company's aircraft leases are classified and recorded as operating leases. One of the criteria in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease. Another criteria that is evaluated is whether there is a bargain purchase option at the end of the lease compared to the estimated fair market value of the aircraft at that time. At the time of entering into a new aircraft leasing arrangement the Company obtains an independent appraisal from a helicopter valuation company of the estimated fair value of the aircraft at the beginning and end of the lease term. These appraisals involve the use of estimates on current and future condition of, and demand for, the particular aircraft type. Different valuation companies may calculate different appraisal values for the same aircraft based on different assumptions used. The use of different estimates of fair market value based on the appraisals could result in a different lease classification. The appraised value of the Company's fleet of leased aircraft as at April 30, 2003 was approximately $457 million and $410 million at April 30, 2002 (unaudited).

viii)        Variable interest entities

At April 30, 2003 the Company was leasing seventeen aircraft from eight variable interest entities. During the year Canadian and U.S. GAAP were revised and now require the Company to assess each of these entities at each reporting date to ensure that it continues to satisfy the criteria for non-consolidation (see Note 24 for transition provisions). In performing this assessment, the Company is required to make a number of estimates including the range of possible outcomes at the end of the lease. In the case of the Company's variable interest entities, these possible outcomes relate to the estimated asset values at the end of the lease. In addition to developing a range of possible outcomes, the Company is required to assign a probability to each potential outcome. The possible outcome identified by the Company and the probabilities chosen can significantly impact whether a particular variable interest entity is required to be consolidated by the Company.

3.     Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

4.     Changes in accounting policies

a)     Translation of foreign currencies

Effective May 1, 2002 the Company retroactively adopted, with restatement of individual prior periods, the new Canadian accounting recommendations with respect to foreign currency translation which conform substantially to U.S. GAAP. These recommendations require that unrealized exchange gains and losses on the translation of long-term debt that has not been designated as a hedge of the Company's net investment in self-sustaining foreign operations be included in earnings immediately. The impact of adopting these new recommendations was a $2.4 million and $0.5 million decrease in opening retained earnings at May 1, 2000 and May 1, 2001 respectively, an increase in other assets of $0.2 million as at April 30, 2002 and a decrease in financing charges (net of taxes) of $0.7 million for fiscal 2002. As a result, May 1, 2002 opening retained earnings were increased by $0.2 million. In fiscal 2001, the impact was an increase in financing charges of $0.4 million (net of taxes) and a decrease in debt settlement costs (net of taxes) of $2.3 million.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

4.     Changes in accounting policies (cont'd)

b)     Stock-based compensation plans

Effective May 1, 2002 the Company retroactively adopted, without restatement of prior periods, the new Canadian accounting recommendations with respect to stock-based compensation. The recommendations require the use of a fair value based approach to account for specified stock-based compensation awards which include the Company's SARs plans. The impact of adopting the new recommendations related to the Company's SARs granted prior to May 1, 2002 was a charge against retained earnings of $1.7 million, the recording of a long-term future income tax asset of $1.0 million and an increase of $2.7 million in payables and accruals.

The recommendations require that compensation expense related to share options be calculated under the fair value method or, where the fair value method is not used, pro-forma disclosures of net earnings and earnings per share had the fair value method been used is required. The Company accounts for share options based on their intrinsic value at the date of grant and accordingly has not recognized compensation expense for such share options.

c)     Future income taxes

The CICA issued a new accounting recommendation with respect to future income taxes which was adopted by the Company effective May 1, 2000. Under the new standard, future tax benefits and obligations are determined based on differences between the financial reporting and tax bases of assets and liabilities and measured using the tax rates substantively enacted at the balance sheet date.

The Company adopted the future income tax standard retroactively without restatement of prior years' financial statements. As a result, at May 1, 2000 the Company increased property and equipment by $32.8 million, reduced shareholders' equity by $8.9 million and increased net future tax liabilities by $41.7 million.

During the third quarter of 2001, the Company recorded an income tax recovery of $9.5 million related to future income tax rate reductions. These rate reductions will be phased in over the 2001 to 2004 income tax years. In accordance with the new CICA accounting recommendation with respect to income taxes, these rate reductions are reflected in earnings when they are substantively enacted. Other than the $9.5 million recovery of income taxes related to the Canadian tax rate reductions, the impact of the adoption of the new accounting standard for the year was not significant.

d)     Employee future benefits

The Company adopted, on a prospective basis, the CICA's new accounting recommendations with respect to employee future benefits, effective May 1, 2000. The adoption of this standard had no significant impact on the Company's results or financial position.

e)     Earnings per share

The Company adopted the CICA's new accounting recommendations with respect to earnings per share, effective February 1, 2001, whereby the Company has changed from the imputed earnings to the treasury stock method of accounting for diluted earnings per share. This policy has been applied retroactively.

5.     Cash and cash equivalents

At April 30, 2003 cash includes funds restricted for current taxes withheld and payable and other current obligations totalling $11.4 million (2002 - $10.8 million).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

6.     Gain on sale of operations and investments

During the year ended April 30, 2001, the Company sold four non-core operations for total net proceeds of $169.6 million, resulting in a pre-tax gain of $5.8 million. The operations disposed of include certain U.K. based non-oil and gas related operations; a wholly-owned onshore helicopter services company, Heliflyg AB; Lufttransport AS, a wholly-owned fixed-wing air ambulance service company; and Canadian onshore helicopter operations and assets.

7.     Property and equipment

The capital cost and related accumulated amortization of the Company's flying assets, facilities and equipment are as follows:

	2003	2002

Flying assets
Cost	$577,683	$597,636
Accumulated amortization of airframes	(47,668)	(44,753)
	530,015	552,883
Accumulated net amortization of helicopter major
inspections and major component repair and overhaul costs	(81,408)	(82,233)
	448,607	470,650
Facilities
Cost	72,641	62,669
Accumulated amortization	(13,961)	(8,649)
	58,680	54,020
Equipment
Cost	63,220	45,462
Accumulated amortization	(33,189)	(25,963)
	30,031	19,499

	$537,318	$544,169

Operating expenses include the amortization of major component repair and overhaul costs of $114.3 million (2002- $120.3 million; 2001 - $136.4 million) while related actual expenditures for such costs during the year were $110.3 million (2002 - $131.6 million; 2001 - $132.8 million). The net amortization over expenditure of $4.0 million (2002 - net expenditure over amortization of $11.3 million; 2001 - net amortization over expenditure of $3.6 million) is reported in investing activities in the consolidated statements of cash flows.

8. Investments	2003	2002

Long-term investments, at equity
Canadian Helicopters Limited (2003 - 43.5%, 2002 - 44.5%)	$ 5,759	$ 3,420
Long-term investments, at cost
Canadian Helicopters Limited, preferred shares	15,000	15,000
Other	284	297
	$21,043	$18,717

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

9. Other assets		(Restated
		Note 4(a))
	2003	2002
Prepaid pension costs (Note 27) (i)	$ 83,961	$ 69,155
Pre-operating expenses (ii)	3,412	15,947
Deferred financing costs, less accumulated
amortization of $9.6 million (2002 - $7.6 million) (iii)	9,176	15,053
Aircraft operating lease junior loans (iv)	15,758	14,276
Loan receivable from equity investee (v)	-	8,571
Advance rentals (vi)	5,593	3,298
Note receivable (vii)	-	5,252
Employee stock purchase loans (viii)	3,437	3,517
Norway public pension scheme prepayments	4,875	3,441
Other	1,323	1,221
	127,535	139,731
Less: current portion included with receivables	-	(6,588)
	$127,535	$133,143

  Prepaid pension costs represent accumulated contributions paid by the Company into its defined benefit employee pension plans in excess of the accumulated current and prior years' benefit pension expense (Note 27).

  The pre-operating expense balance as of April 30, 2003 consists primarily of costs incurred in the startup phase of new contract awards. These costs are being amortized over the term of the contract. The Company has determined that the pre-operating expenses are recoverable from future cash flows to be generated from the contracts.

  During the year, the Company expensed $2.5 million (2002 - $0.9 million; 2001 - $1.4 million) related to the amortization of pre-operating expenses. In addition, the Company recorded a $12.8 million asset impairment charge related to pre-operating expenses in Composites (Note 2).

  Deferred financing costs (net of accumulated amortization) include $8.3 million (2002 - $13.3 million) in legal, bank and other fees directly related to long-term financing activities as well as $0.9 million of debt discount (2002 - $1.8 million) related to the Company's euro denominated senior subordinated notes. These costs are being amortized to financing charges over the term of the related debt obligations with $3.1 million amortized in fiscal 2003 (2002 - $3.8 million; 2001 - $2.9 million). In addition, $3.1 million in deferred financing costs were written off upon the settlement of certain debt (2002 - $NIL; 2001 - $4.6 million) (Note 12).

  The aircraft junior loans are loans with lessors for the financing of 12 aircraft under operating leases as at April 30, 2003. Such loans bear interest at 5.25% to 5.75% (2002 - 5.50% to 5.70%) with principal and accrued interest due at maturity. These loans mature between February 2005 and November 2008. Under the lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the estimated residual value of the aircraft at that time, the loans may be fully recoverable. As at April 30, 2003, no allowance has been recorded on these loans as management currently believes that the aircraft will realize their estimated residual value upon sale at the end of the lease terms.

  The loan receivable from equity investee was repaid in December 2002.

  The advance rentals are up-front rental payments made on aircraft leased under operating leases. These rentals are being amortized over the related lease terms. Under the terms of certain of the lease agreements if the lessor procures a buyer for the aircraft at the end of the lease term for proceeds greater than the estimated residual value of the aircraft at termination of the leases, the advance rental payments may be fully recovered by the Company.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

9.     Other assets (cont'd)

  The note receivable was repaid in May 2002.

  The employee stock purchase loans are non-interest bearing full recourse loans and have as collateral a pledge of the related shares purchased. At April 30, 2003 the fair market value of the pledged shares was $12.8 million. Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary. Upon termination of employment, the loans are required to be repaid within 60 days.

10.    Stock appreciation rights and long-term incentive plans ("SARs Plans")

At April 30, 2003 the Company had 323,619 (2002 - 332,946) SARs vested and unexercised at reference prices ranging from $4.30 to $20.55 per unit. At the date of exercise, cash payments will be made to the holders based on the difference between the market value of the Company's Class A subordinate voting shares on the Toronto Stock Exchange ("TSX") and the reference price. The Company also had an additional 182,622 units that had been granted but not vested at April 30, 2003 with reference prices ranging from $4.30 to $26.11 per unit. It is anticipated that these units will vest during fiscal 2004 and 2005.

Compensation expense in respect of SARs for the year ended April 30, 2003 was $5.0 million (2002 - $3.6 million; 2001 - $2.5 million). At April 30, 2003 the Company's current liability in respect of SARs was $6.8 million (2002 - $5.6 million) based on graded vesting.

SARs granted by the Company must be exercised within ten years of the date they vest. The SARs that have vested at April 30, 2003 have expiry dates in 2010-2012.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

11.	Debt obligations

a)	Long-term debt
		Principal
		repayment	Maturity
Interest rates		terms	dates	2003	2002
Senior credit facilities

Non-revolving credit facilities

U.K. LIBOR + 1.125%		Quarterly and	July 2005	$125,785	$155,004
(2002 - 2%)		at maturity

U.S. LIBOR + 1.125%		At maturity	December 2002	-	20,380
(2002 - 2%)

Other term loans

7.00% (2002 - 7.85%)		Semi-annually	November 2018	27,163	26,404

12% unsecured, subordinated,		At maturity	December 2010	4,323	4,233
	convertible note due to an
	affiliate of the controlling
	shareholder (Notes 14 and 28)

5.75% convertible promissory		On demand	-	-	392
	note (Note 14)

Non-interest bearing		Monthly	February 2009	893	967

5.75%		At maturity	January 2008	836	833
Total long-term debt				159,000	208,213
Less:	current portion			(19,626)	(41,011)

				$139,374	$167,202

The applicable variable interest rates at April 30, 2003 were: U.S. LIBOR - 1.31% (2002 - 1.84%; 2001 - 4.76%) and U.K. LIBOR - 3.62% (2002 - 4.07%; 2001 - 5.52%).

The terms of certain of the Company's debt agreements and helicopter lease agreements impose operating and financial limitations on the Company. Such agreements limit, among other things, the Company's ability to incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments. During the year, the Company was in compliance with all covenants and other conditions imposed by its debt and helicopter lease agreements.

During the year the Company's 5.75% demand, convertible, promissory note with a Canadian chartered bank was fully converted into 105,000 Class A subordinated voting shares (Note 14).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

11.     Debt obligations (cont'd)

Collateral

As collateral for certain term loans the Company has provided specific charges on real estate and other assets with net book values of $21.2 million as at April 30, 2003. As collateral for the senior credit facilities, the Company has provided a $750.0 million debenture, providing a fixed charge over all material freehold and leasehold real property and all aircraft, a floating charge over all other property and a general assignment of book debts.

Repayment requirements

Principal repayment requirements related to the long-term debt over the next five years are as follows:

2004	$19,626
2005	19,674
2006	92,615
2007	2,059
2008	2,765

b)     Senior subordinated notes

The Company's $151.1 million ( 94.3 million) (2002 - $204.7 million (€ 145.0 million)) senior subordinated notes bear interest at 11.75% per annum, payable semi-annually on January 15 and July 15, and are due July 2007.

The senior subordinated notes and the guarantees of this debt by certain of the Company's subsidiaries are senior subordinated indebtedness and rank behind all of the Company's existing and future senior indebtedness including borrowings under the senior credit facilities (Note 11(a)). The senior subordinated notes rank equally with other senior subordinated indebtedness and rank senior to other subordinated indebtedness. The guarantees of the senior subordinated notes rank behind all existing and future guarantor senior indebtedness of the guarantor subsidiaries, including guarantees of borrowings under the senior credit facilities.

The Company may redeem the senior subordinated notes in whole or in part at any time on or after July 15, 2004 at a redemption price ranging from 105.875% to 100% of the principal amount of the senior subordinated notes being redeemed. In addition, at any time prior to July 15, 2003, the Company could redeem up to 35% of the original principal amount of the senior subordinated notes, within 90 days of one or more public equity offerings, with the net proceeds of such offerings at a redemption price equal to 111.75% of the principal amount provided that immediately after giving effect to such redemption at least 65% of the original principal amount of the senior subordinated notes remained outstanding. In May 2002, with partial proceeds from its equity offering in April 2002, the Company repaid € 50.8 million ($71.9 million) of its 11.75% senior subordinated notes at an 11.75% premium or € 6.0 million ($8.4 million). This repayment represented 35% of the original principal amount of the senior subordinated notes.

c)     Subordinated debentures

The Company's $11.2 million (2002 - $11.9 million) subordinated debentures bear interest at 8% per annum, payable semi-annually on April 30 and October 31, and are due August 2007. The debentures are subordinated to all senior indebtedness including the senior credit facilities (Note 11(a)) and the senior subordinated notes (Note 11(b)). The Company may redeem the debentures at any time at a redemption price ranging from 101.6% to 100% of the principal amount of the debentures being redeemed. The trust indenture governing the subordinated debentures requires mandatory sinking fund payments and equivalent subsequent redemptions of subordinated debentures of $743,000 on August 31 of each of the next four years. The sinking fund payment required on August 31, 2003 is included in current portion of debt obligations. The Company has pledged its shares of CHC Helicopter Holdings Limited, a wholly-owned subsidiary, as collateral for the debentures.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

11.     Debt obligations (cont'd)

Foreign currency

Total debt obligations denominated in foreign currencies and the Canadian dollar equivalent are as follows:

	2003	2002

Euro debt € 94,250 (2002 - € 145,000)	$151,111	$204,667
Pound sterling debt £ 55,197
(2002 - £ 68,241)	126,621	155,837
U.S. dollar debt (2002 - U.S. $13,250)	-	20,772
Norwegian kroner debt NOK 132,500
(2002 - NOK 141,500)	27,163	26,404
	$304,895	$407,680

Financing charges
		(Restated	(Restated
		Note 4(a))	Note 4(a)
	2003	2002	2001

Interest on debt obligations	$31,129	$42,300	$53,625
Amortization of deferred financing costs	3,222	3,889	2,911
Foreign exchange loss (gain) from operating activities
and working capital revaluation	3,337	(1,063)	662
Foreign exchange (gain) loss on debt repayment	(499)	2,191	188
Foreign exchange gain on revaluation of long-
term debt	(770)	(27)	350
Other	(1,541)	689	(1,356)
	$ 34,878	$47,979	$56,380

During fiscal 2002 approximately $1.0 million of interest was capitalized related to funds used to construct certain facilities. Such interest was capitalized during the period preceding the date the assets were capable of operation at pre-determined capacity levels. No interest was capitalized during fiscal 2003.

Current portion of debt obligations
	2003	2002
The current portion of debt obligations is as follows:
Current portion of long-term debt	$19,626	$41,011
Current portion of senior subordinated notes	-	71,633
Current portion of subordinated debentures	743	743
	$20,369	$113,387

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

12.     Debt settlement

During the year ended April 30, 2003 the Company incurred $12.5 million of debt settlement costs related to the redemption in May 2002 of 35% of its 11.75% senior subordinated notes (Note 11(b)).

During the year ended April 30, 2001, the Company incurred $18.6 million of debt settlement costs related to the refinancing of tender credit facilities, the early repayment of certain inter-company loans and the early termination of an interest rate swap agreement.

13.	Other liabilities
		2003	2002

Deferred revenue (i)		$ 9,360	$16,605
Deferred government assistance (ii)		4,783	6,392
Accrued pension obligation (Note 27) (iii)		16,150	12,364
Deferred gains on sale-leasebacks of aircraft (iv)		22,380	10,571
Insurance claims accrual (v)		6,626	5,466

		$59,299	$51,398

  Deferred revenue at April 30, 2003 includes $6.2 million (2002 - $12.0 million) of billings to customers for repair and overhaul services to be performed in future periods under PBH contracts. A significant number of the Company's repair and overhaul contracts require customers to pay for services on an hourly flying basis. A portion of this PBH revenue is recognized on a monthly basis to reflect ongoing services being provided, with the balance deferred in other liabilities to be recognized in earnings when the services are performed.

  The Government of Newfoundland and Labrador has provided Composites with financial assistance to partially offset construction costs of plant and equipment and operating costs. The assistance for construction costs is not repayable but is subject to specified conditions that, if not met, could result in the conversion of the assistance to fully paid common shares of Composites. The assistance for operating costs is subject to specified conditions that, if not met, could result in repayment of the assistance. During fiscal 2003, the Company recognized in earnings $1.0 million in government assistance to partially offset operating costs at Composites (2002 - $NIL; 2001 - $0.6 million). At April 30, 2003 government assistance of $4.8 million relating to plant and equipment has been deferred in other liabilities.

  The Company has entered into unfunded supplementary retirement pension plan agreements with certain of its executives. The accrued benefit obligation included in other liabilities at April 30, 2003 was $12.1 million (2002 - $9.2 million). In addition, in Norway the Company has an unfunded early retirement pension plan. The accrued pension obligation related to this unfunded plan and related amounts included in other liabilities at April 30, 2003 was $4.1 million (2002 - $3.2 million).

  The deferred gains arising from certain aircraft sale-leaseback transactions are being amortized over the lease terms. During fiscal 2003, eight aircraft were disposed of at amounts greater than book value resulting in deferred gains of $13.5 million for the year. Deferred gain amortization of $1.8 million (2002 - $0.5 million; 2001 - $0.1 million) was recorded as a reduction of operating lease expense during the year. On some leases a portion of the proceeds are deferred as part of the sale-leaseback transaction agreement and have been netted against the deferred gains for the purpose of calculating the amount of the gain to be amortized. Under these lease agreements, if the aircraft are sold by the lessors at the termination of the leases for proceeds greater than the estimated residual value of such aircraft, the deferred payments may be fully paid to the Company.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

13.     Other liabilities (cont'd)

  The insurance claims accrual relates solely to the Company's reinsurance subsidiary, CHC Reinsurance S.A.. The amount represents reinsurance premiums received but unearned, accruals for losses that have been reported but not yet paid, losses that have been incurred but not yet reported and a general reserve to cover catastrophic loss to the reinsurance subsidiary. The reinsurance subsidiary reinsures death and disability benefits and loss of license insurance for the Company's Norwegian helicopter and repair and overhaul divisions and for certain other external parties.

14.     Capital stock and contributed surplus

Capital stock

Authorized:

Unlimited number of each of the following:
  First preferred shares, issuable in series
  Second preferred shares, issuable in series
  Class A subordinate voting shares
  Class B multiple voting shares
  Ordinary shares

Issued:	Number of shares			Consideration
	2003	2002	2001	2003	2002	2001

Class A subordinate voting shares	17,918	17,689	13,400	$218,147	$216,978	$100,464
Class B multiple voting shares	2,955	2,978	2,975	18,815	19,029	19,029
Ordinary shares	11,000	11,000	11,000	33,000	33,000	33,000
Share loan	-	-	-	(33,000)	(33,000)	(33,000)
				$236,962	$236,007	$119,493

Contributed surplus				$3,291	$3,291	$3,291

Class A subordinate voting shares	2003	2002	2001
that would be issued upon
conversion of the following:

Class B multiple voting shares	2,955	2,978	2,975
Stock options	1,996	1,427	1,493
Convertible debt	690	795	795

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

14. Capital stock and contributed surplus (cont'd)

Capital stock transactions
			Class A
			subordinate
	Class A	Class B	voting
	subordinate	multiple	share
	voting	voting	purchase	Ordinary
Number of shares	shares	shares	warrants	shares

Balance, April 30, 2000	12,429	2,975	964	11,000

Shares issued to employees for cash
Share option plan	20
Share purchase plan	23
Warrant exercise	928		(928)
Warrant expiry			(36)

Balance, April 30, 2001	13,400	2,975	-	11,000

Shares issued for cash	4,200
Shares issued to employees for cash
Share option plan	66	13
Share purchase plan	13
Share conversions	10	(10)

Balance, April 30, 2002	17,689	2,978	-	11,000

Shares issued to employees for cash
Share option plan	91
Share purchase plan	10
Share conversions	23	(23)
Conversion of 5.75% convertible
promissory note (Note 11)	105

Balance, April 30, 2003	17,918	2,955	-	11,000

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

14. Capital stock and contributed surplus (cont'd)

			Class A
			subordinate
	Class A	Class B	voting
	subordinate	multiple	share
	voting	voting	purchase	Contributed
Stated value	shares	shares	warrants	surplus

Balance, April 30, 2000	$94,809	$19,029	$1,054	$3,715

Shares issued to employees for cash
Share option plan	85
Share purchase plan	175
Warrant exercise	5,395		(993)
Warrant expiry			(61)	61
Value of conversion feature on
subordinated note (Note 28 (a))				(485)

Balance, April 30, 2001	100,464	19,029	-	3,291

Shares issued for cash, net of share
issue costs	115,899
Shares issued to employees for cash
Share option plan	400
Share purchase plan	215

Balance, April 30, 2002	216,978	19,029	-	3,291

Equity offering costs	(130)
Shares issued to employees for cash
Share option plan	449
Share purchase plan	246
Share conversions	214	(214)
Conversion of 5.75% convertible
promissory note (Note 11)	390

Balance, April 30, 2003	$218,147	$18,815	$-	$3,291

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

14.     Capital stock and contributed surplus (cont'd)

During the year a normal course issuer bid was filed by the Company allowing it to purchase up to a maximum of 1,299,458 of its Class A subordinate voting shares (representing 10% of the public float of such shares as of February 28, 2003). Any purchases under the normal course issuer bid are made in the open market through the facilities of the TSX and all shares repurchased by the Company are cancelled. Under the normal course issuer bid the Company had not purchased any Class A subordinate voting shares as at April 30, 2003. The normal course issuer bid remains in effect until March 11, 2004, or such earlier date as of when the Company has purchased the maximum number of shares.

In January 2003, the Company's 5.75% demand, convertible, promissory note with a Canadian chartered bank in the principal amount of U.S. $250,000 ($389,875) was fully converted into 105,000 Class A subordinate voting shares (Note 11).

In April 2002, the Company issued 4,200,000 Class A subordinate voting shares for net proceeds of $113,889,000. The stated value increase in share capital for this transaction includes the tax effect related to the tax deductibility of the expenses incurred in the offering.

During 2002, 13,000 Class B multiple voting share options were exercised for nominal consideration. As a result of this exercise, no Class B multiple voting share options remain outstanding.

During fiscal 2001, 577,348 of the Class A subordinate voting share purchase warrants were exercised at $9.375 less the $4.00 special dividend paid to these warrant holders, resulting in net proceeds to the Company of $5.375 per warrant or $3.1 million. The remaining 35,696 warrants expired in December 2000.

The Class A subordinate voting shares carry the right to one vote per share and the Class B multiple voting shares carry the right to 10 votes per share. Each single Class B multiple voting share may be converted into a single Class A subordinate voting share at the option of the shareholder. In all other respects the Class A subordinate voting shares rank equally and ratably with the Class B multiple voting shares.

The Company has issued 11,000,000 ordinary shares to a company owned by its majority shareholder for subscriptions of $33.0 million. Concurrently, to fund the subscriptions for the ordinary shares, the Company made a non-interest bearing loan to the purchaser, payable on demand and the Company has a lien on the ordinary shares issued. The ordinary shares entitle the holder thereof to (i) one vote for every 10 ordinary shares held; (ii) dividends equivalent on a per share basis to any dividend paid on the Company's Class A subordinate voting shares and Class B multiple voting shares, subject to prior minority shareholder approval; and (iii) receive a share of the residue of the Company, on a liquidation or winding-up, equal, on a share for share basis, to the amount received by a holder of a Class A subordinate voting share or a Class B multiple voting share. The ordinary shares are redeemable at the option of the Company at the subscription price thereof in certain circumstances.

Declaration of dividends is restricted by covenants contained in some of the Company's debt agreements. The payment of dividends during fiscal 2003 at $0.20 (2002 - $NIL; 2001 - $0.11) per participating voting share totaling $4.0 million (2002 - $NIL; 2001 - $1.7 million) was in compliance with these convenants.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

15.     Share option plan

The Company accounts for share options based on their intrinsic value at the date of grant. If the fair value method had been used to account for share options issued during the year ended April 30, 2003 the pro-forma impact on net earnings and earnings per share would have been as follows:

Year
Ended
April 30, 2003

Net earnings
As reported	$66,133
Pro-forma	61,050

Basic earnings per share
As reported	$3.19
Pro-forma	2.95

Diluted earnings per share
As reported	$2.94
Pro-forma	2.72

The Black-Scholes option pricing model was used to fair value the options using the following estimates and assumptions:

Expected life	5 years
Expected dividend yield	0.6%
Risk-free interest rate	5.0%
Stock volatility	40.0%

During the year the Company increased its reserve of Class A subordinate voting shares for an employee share option plan under which share options may be granted to certain officers and employees, from 2,247,165 to 3,500,000 shares. The options may be exercised within a period of 10 years from the date of grant at exercise prices representing the share market value at the date of grant. The options granted prior to May 1, 2002 vested at the grant date. During fiscal 2003, 549,939 and 120,000 options were granted at an average exercise price of $30.70 and $26.11, respectively, with 274,773 of such options vesting at the date of grant and 197,583 options to vest at each of the two subsequent anniversary dates. As at April 30, 2003 total outstanding options were 1,995,706 (2002 - 1,426,427; 2001 - 1,492,595) with 1,607,206 being exercisable (2002 - 1,426,427; 2001 - 1,492,595).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

15.     Share option plan (cont'd)

A summary of recent share option activities is as follows:

	2003
	Number of options - Exercise price range $1.10 $1.38	Weighted average exercise price	Number of options-Exercise price range $3.10 - $4.30	Weighted average exercise price	Number of options - Exercise price range $7.35- $9.00	Weighted average exercise price	Number of options - Exercise price range $26.11- $30.70	Weighted average exercise price	Total number of options	Total weighted average exercise price

Class A subordinate voting share options

Beginning of year	11	$1.12	906	$4.16	510	$8.97	-	$-	1,427	$5.86

Granted	-	-	-	-	-	-	670	29.88	670	29.88

Expired	-	-	-	-	-	-	(10)	26.11	(10)	26.11

Exercised	(11)	1.12	(60)	4.28	(20)	9.00	-	-	(91)	4.95

End of year	-	$-	846	$4.15	490	$8.97	660	$29.93	1,996	$13.86

Weighted average contractual life of options outstanding

	-		5.7 years		4.4 years		9.0 years		6.5 years

	2002
	Number of options - Exercise price range $1.10 $1.38	Weighted average exercise price	Number of options-Exercise price range $3.10 - $4.30	Weighted average exercise price	Number of options - Exercise price range $6.25- $9.00	Weighted average exercise price	Total number of options	Total weighted average exercise price

Class A subordinate voting share options

Beginning of year	22	$1.12	926	$4.16	545	$8.94	1,493	$5.86

Exercised	(11)	1.13	(20)	4.28	(35)	8.61	(66)	5.20

End of year	11	$1.12	906	$4.16	510	$8.97	1,427	$5.86

Weighted average contractual life of options
outstanding	4.4 years		6.7 years		5.3 years		6.2 years

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

15. Share option plan (cont'd)
	2001
	Number of options - Exercise price range $1.10 $1.38	Weighted average exercise price	Number of options-Exercise price range $3.10 - $4.30	Weighted average exercise price	Number of options - Exercise price range $6.25- $9.00	Weighted average exercise price	Total number of options	Total weighted average exercise price

Class A subordinate voting share options

Beginning of year	22	$1.12	946	$4.16	545	$8.94	1,513	$5.84

Exercised	-	-	(20)	4.28	-	-	(20)	4.28

End of year	22	$1.12	926	$4.16	545	$8.94	1,493	$5.86

Weighted average contractual life of options outstanding

	5.4 years		7.7 years		6.3 years		7.2 years

16.     Supplemental cash flow information

Cash interest paid during fiscal 2003 was $37.5 million (2002 - $44.6 million; 2001 - $54.2 million) while cash taxes paid (received) were $10.2 million (2002 - $5.1 million; 2001 - $(2.3) million). The adjustment to net earnings related to income taxes to arrive at cash flow from operations on the statements of cash flows is calculated as the income taxes recovery (provision) adjusted for cash taxes paid. Accordingly, it includes the impact of changes in current as well as long-term income tax assets and liabilities.

17. Foreign currency	2003	2002	2001

Foreign currency translation adjustment
Balance, beginning of year	$(24,006)	$(37,525)	$(48,453)
Translation adjustment during year	20,122	13,519	10,928

Balance, end of year	$ (3,884)	$(24,006)	$(37,525)

The foreign currency translation adjustment represents the unrealized gain or loss on the Company's net investment in self-sustaining foreign operations. The change in the foreign currency translation adjustment during the year results primarily from fluctuations in the Canadian dollar against other foreign currencies and changes in the size of the Company's net investment in foreign operations.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

17.     Foreign currency (cont'd)

The Company's pound sterling debt of £ 55.2 million and euro debt of € 94.3 million as at April 30, 2003 have been designated as hedges of the Company's net investment in its U.K. and Norwegian self-sustaining foreign operations. The net foreign exchange loss of $21.1 million net of taxes of $5.6 million, (2002 - $7.5 million, net of taxes $NIL; 2001 - gain of $5.4 million, net of taxes $NIL) on the revaluation and repayment of these loans at April 30, 2003 has been recorded in the foreign currency translation adjustment in shareholders' equity.

The Company reviews the effectiveness of these hedges at each interim period and at year-end to ensure that the hedges continue to be effective by monitoring the relative changes in the currencies in which the debt and net investment are denominated against the Canadian dollar.

Year-end exchange rates

Balance sheet accounts denominated in foreign currencies and translated at year-end exchange rates have been translated to Canadian dollars at the following rates:

	2003	2002	2001

U.S. dollar	$1.43	$1.57	$1.54
U.K. pound sterling	2.29	2.28	2.20
Norwegian kroner	0.21	0.19	0.17
South African rand	0.20	0.15	0.19
Australian dollar	0.90	0.84	0.78
Euro	1.60	1.41	1.36

Income statement accounts denominated in foreign currencies have been translated at the following annual average exchange rates:

	2003	2002	2001

U.K. pound sterling	$2.40	$2.25	$2.22
Norwegian kroner	0.21	0.18	0.17
South African rand	0.16	0.16	0.20
Australian dollar	0.87	0.81	0.83

18.     Financial instruments

The carrying values of the primary financial instruments of the Company, with the exception of the Company's senior subordinated notes and subordinated debentures, substantially approximate fair value due to the short-term maturity and/or other terms of those instruments.

The fair value of the senior subordinated notes and subordinated debentures is based on quoted market prices. The fair value of these debt instruments, including the current portion, is as follows:

	April 30, 2003		April 30, 2002
	Fair	Carrying	Fair	Carrying
	value	value	value	value

Senior subordinated notes	$167,733	$151,111	$222,576	$204,667
Subordinated debentures	11,380	11,157	11,928	11,900

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

18.     Financial instruments (cont'd)

The nature, terms, maturity, notional amount and fair market value of the Company's derivatives used in risk management activities as at April 30, 2003 are as follows:

			April 30, 2003	Contract	Fair market
Derivative instrument	Maturity	Notional amount	spot rate	rate	value

Forward contracts	May 2003	U.S. $2,800	US$-CDN$ 1.4335	US$-CDN$ 1.5556	$342
to sell U.S. dollars for	June 2003	U.S. $2,800	US$-CDN$ 1.4335	US$-CDN$ 1.5569	345
Canadian dollars

Forward contract to
buy euros for pounds sterling	May 2003	€ 1,000	€ - £ 0.6989	€ - £ 0.6466	120

Foreign currency indemnity	June 2003	€ 11,250	€ - US $1.1185	€ - US $0.9789	2,251
agreements to buy euros	Dec 2003	€ 11,157	€ - US $1.1185	€ - US $0.8843	3,745
for U.S. dollars	Sept 2003	€ 11,157	€ - US $1.1185	€ - US $0.8818	3,785

Interest rate swap	Sept 2005	£ 40,000	3.62%	6.90%	(7,580)

Equity price forward	July 2003	585,000 units	$25.95 per unit	$25.99 per unit	(23)

				Total	$2,985

The Company periodically enters into interest rate swaps, forward foreign currency contracts, equity forward pricing agreements and other derivative instruments to hedge the Company's exposure to interest rate risk, expected future cash flows from operations and anticipated transactions in currencies other than the Canadian dollar and stock price volatility. The Company does not enter into derivative transactions for speculative or trading purposes.

The Company's interest rate applicable to its senior credit facilities is based on floating rates plus a predetermined margin. As at April 30, 2003, $152.9 million of the Company's total debt obligations were subject to floating interest rates (Note 11). To hedge a portion of this interest rate risk, the Company has entered into an interest rate swap agreement on £ 40.0 million with a Canadian chartered bank. The difference between the fixed and floating rates is settled quarterly with the bank and recorded in financing charges.

The Company has also entered into a monthly forward foreign currency contract to buy euros for pounds sterling and for the sale of U.S. dollars for Canadian dollars to hedge the operating cash flows of certain of the Company's U.K and international operations. The net foreign exchange gain related to these forward contracts is recorded in operations and totaled $0.7 million in fiscal 2003.

The Company has also entered into foreign currency indemnity agreements to purchase euros for U.S. dollars to reduce the Company's risk of exposure to fluctuations in the euro-U.S. dollar exchange rate. In December 2002, a euro-U.S. dollar indemnity agreement matured which had been designated as a hedge related to the purchase of a helicopter that was concurrently sold and leased back to the Company. The resultant foreign exchange gain was deferred and is being amortized against lease expense over the term of the aforementioned helicopter operating lease. At April 30, 2003, the amount of this deferred foreign exchange gain recorded in other liabilities as a deferred gain on sale-leaseback of aircraft was $2.1 million (net of amortization of $0.1 million).

In July 2002, the Company entered into a hedging agreement with a major Canadian financial institution to hedge the Company's SARs using an equity forward price agreement to reduce volatility in cash flow and earnings due to possible future increases in the Company's share price. The Company accrues the liability and related expense associated with SARs based on the difference between the reference price and the hedged price. At April 30, 2003 the amount recorded in current liabilities related to SARs was $6.8 million.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

19.     Future income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The tax effects of temporary differences that give rise to significant portions of future income tax assets and future income tax liabilities are presented below:

		(Restated
		Note 4(a))
Future income tax liabilities (assets)	2003	2002

Property and equipment	$158,940	$150,345
Long-term investments	19,572	19,494
Pension and other employee benefits	17,176	14,986
Deferred capital gains	27,843	22,994
Losses carried forward	(22,720)	(17,543)
Deferred costs	(6,015)	959
Long-term debt	(6,256)	5,954
Other	(7,382)	(6,195)

Net future income tax liabilities	$181,158	$190,994

Distributed as follows:
Current future income tax assets	$ (11,001)	$ (9,206)
Long-term future income tax assets	(17,877)	(9,733)
Long-term future income tax liabilities	210,036	209,933

	$181,158	$190,994

The Company's income taxes recovery (provision) is comprised as follows:

	2003	2002	2001

Current income taxes provision
Canada	$(4,504)	$(2,679)	$5,488
Foreign	(5,518)	(9,328)	(8,409)
	(10,022)	(12,007)	(2,921)
Future income taxes recovery
Canada
Recovery related to origination and
reversal of temporary differences	15,223	9,935	14,709
Benefit resulting from tax rate change	-	-	9,549
	15,223	9,935	24,258
Foreign
Provision related to origination and
reversal of temporary differences	(17,272)	(7,828)	(15,424)
Benefit resulting from change in tax law	13,976	-	-
	11,927	2,107	8,834

Income taxes recovery (provision)	$1,905	$(9,900)	$5,913

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

19.     Future income taxes (cont'd)

As the Company operates in several tax jurisdictions, its income is subject to various rates of taxation. The income taxes recovery (provision) differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings before taxes as follows:

		(Restated	(Restated
		Note 4(a))	Note 4(a))
	2003	2002	2001

Earnings before income taxes	$64,228	$57,192	$27,889
Combined Canadian federal and provincial
statutory income tax rate	39%	41%	43%

Income taxes provision calculated at statutory rate	(25,049)	(23,449)	(11,992)

(Increase) decrease in income taxes provision resulting from:
Rate differences in various jurisdictions	15,401	16,087	17,193
Effect of future tax rate reductions	-	-	9,549
Effect of change in tax law	13,976	-	-
Non-deductible items	(1,759)	(2,045)	(6,746)
Large corporations tax and capital tax	(406)	(435)	(932)
Other foreign taxes paid	(2,138)	(1,500)	(1,314)
Non-taxable portion of capital gains	56	1,412	1,071
Non-taxable equity income	456	456	(179)
Other	1,368	(426)	(737)
Income taxes recovery (provision)	$ 1,905	$ (9,900)	$5,913

During the year the Company recorded a $14.0 million future foreign income tax recovery related to its Australian operations due to a change in tax law. Australian tax legislation now provides wholly-owned corporate groups with the option of filing consolidated tax returns and the Company's Australian operations will be electing to do so. The $14.0 million benefit is the result of tax effecting the increase in the tax bases of the assets of each of the subsidiaries in the consolidated Australian group.

Tax losses

The Company has accumulated approximately $61.4 million in non-capital tax losses of which $57.5 million is available to reduce future Canadian income taxes otherwise payable and the remainder is available to reduce future income taxes otherwise payable in foreign jurisdictions. If unused, these losses will expire as follows:

2006	$ 2,593
2007	17,165
2008	2,520
2009	12,173
2010-2011	23,041
2013	3,864
$61,356

The Company has also accumulated approximately $13.6 million in capital tax losses of which $10.0 million is available to reduce future capital gains realized in Canada and the remainder is available to reduce future capital gains realized in foreign jurisdictions.

The benefit anticipated from the utilization of these losses has been recorded as a future income tax asset.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

20.     Per share information

Net earnings per share have been calculated based on the sum of the weighted average number of Class A subordinate voting shares and Class B multiple voting shares outstanding of 20,728,016 for the year (2002 - 16,464,261; 2001 - 15,728,817).

2003
	Net earnings	Weighted average number of shares	Earnings per share

Basic	$66,133	20,728	$3.19

Effect of potential
dilutive securities:
Share options	-	1,103
Convertible debt	478	762

	66,611	22,593
Add back anti-dilutive impact	-	28

Diluted	$66,611	22,621	$2.94

	(Restated Note 4(a)) 2002

	Net earnings	Weighted average number of shares	Earnings per share

Basic	$ 47,292	16,464	$2.87

Effect of potential
dilutive securities:
Share options	-	1,020
Convertible debt	516	795

Diluted	$47,808	18,279	$2.62

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

20.	Per share information (cont'd)
		(Restated Note 4(a)) 2001

		Net earnings	Weighted average number of shares	Earnings per share

	Basic	$ 33,802	15,729	$2.15

	Effect of potential
	dilutive securities:
	Share options	-	530
	Convertible debt	296	508
	Warrants	-	228

	Diluted	$34,098	16,995	$2.01

Per share amounts are calculated using the treasury stock method. Under this method, the proceeds from the exercise of options are assumed to be used to repurchase the Company's shares on the open market. The difference between the number of shares assumed purchased and the number of options assumed exercised is added to the actual number of shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share. Therefore, the number of shares in the diluted earnings per share calculation will increase as the average share price increases.

21.     Change in non-cash working capital

	2003	2002	2001

Receivables	$ 14,314	$ 2,962	$(26,944)
Inventory	(17,977)	(20,810)	(8,449)
Prepaid expenses	(3,527)	2,955	713
Payables and accruals	(19,302)	(668)	4,317
	$(26,492)	$(15,561)	$(30,363)

22.     Segment information

The Company provides services across different geographic areas to many customers. Approximately 72% (2002 - 78%; 2001 - 69%) of the Company's revenues in fiscal 2003 were derived from customers involved in oil and gas production and exploration. In fiscal 2003 revenue from one oil and gas customer of the Company represented $87.9 million (2002 - $96.7 million; 2001 - $77.0 million) from five (2002 - six; 2001 - five) contracts expiring from fiscal 2003 to 2011, of which $79.7 million (2002 - $88.0 million; 2001 - $71.0 million) was earned in the European flying segment and $8.1 million (2002 - $8.7 million; 2001 - $6.0 million) was earned in the international flying segment. Due to long-standing relationships and contractual arrangements with these customers and the general creditworthiness of the customers, the Company does not consider the credit risk related to these customers to be unreasonable.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

22.     Segment information (cont'd)

The international flying segment includes primarily helicopter services for offshore oil and gas, search and rescue and emergency medical customers in Asia, Africa, Australia, South America, the east coast of Canada and other locations around the world.

The repair and overhaul segment includes helicopter repair and overhaul facilities located in Norway and the U.K., which provide services to the Company's helicopter fleet and third-party customers located in Europe, Asia, and North America.

The composites manufacturing segment includes composite and metal parts manufacturing operations in Canada. These operations were in the pre-operating phase in fiscal 2002 and entered commercial production effective May 1, 2002.

The corporate and other segment includes corporate head office activities and applicable consolidation eliminations.

The Canadian flying segment included onshore based helicopter operations to a wide range of customers in Canada. The operations included in this segment were disposed of on October 31, 2000.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

	2003
	European	Int'l	Repair and		Corporate
	flying	flying	overhaul	Composites	and other	Total

Revenue from external customers	$468,164	$184,784	$ 62,989	$6,426	$-	$722,363
Inter-segment revenues	17,338	12,902	141,861	-	13,852	185,953
Segment earnings before interest,
taxes, depreciation and amortization	89,542	39,867	37,390	(3,175)	(21,411)	142,213
Amortization	12,128	4,084	856	2,100	3,417	22,585
Segment earnings from operations	77,414	35,783	36,534	(18,086)	(22,415)	109,230
Segment assets	488,138	306,200	246,840	24,697	79,695	1,145,570
Segment capital asset expenditures	24,335	8,267	9,059	529	2,479	44,669
Segment helicopter major inspections	9,278	4,106	-	-	-	13,384
Segment helicopter components, net	(3,079)	735	(1,698)	-	-	(4,042)

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

22.     Segment information (cont'd)

	2002
	European	Int'l	Repair and			Corporate
	flying	flying	overhaul	Composites		and other		Total

Revenue from external customers	$406,767	$167,437	$ 43,612		$-		$-	$617,816
Inter-segment revenues	14,774	217	108,589		-		2,342	125,922
Segment earnings before interest,
taxes, depreciation and
amortization	74,633	38,986	31,015		-	(23,811)		120,823
Amortization	10,520	3,546	935		-		3,621	18,622
Segment earnings from operations	64,113	35,440	30,080		-	(25,573)		104,060
Segment assets	524,726	276,224	178,584		33,627	151,090		1,164,251
Segment capital asset expenditures	21,116	11,690	4,335		166		-	37,307
Segment helicopter major
inspections	5,264	4,649	-		-		-	9,913
Segment helicopter components,
net	5,843	5,425	-		-		-	11,268

	2001
	Canadian	European	Int'l	Repair and			Corporate
	flying	flying	flying	overhaul	Composites		and other	Total

Revenue from external customers	$62,002	$351,315	$146,165	$34,367		$-	$ -	$593,849
Inter-segment revenues	-	9,193	-	97,504		-	-	106,697
Segment earnings before interest,
taxes, depreciation and
amortization	13,857	62,065	30,822	24,917		-	(15,112)	116,549
Amortization	1,315	9,615	3,470	2,398		-	3,182	19,980
Segment earnings from operations	12,542	52,450	27,352	22,519		-	(17,296)	97,567
Segment assets	1,542	536,907	237,448	113,140	24,400		82,851	996,288
Segment capital asset expenditures	1,024	16,487	18,393	2,606	1,569		26	40,105
Segment helicopter major
inspections	-	4,856	1,199	-		-	-	6,055
Segment helicopter components,
net	(2,201)	(2,750)	1,371	-		-	-	(3,580)

Geographic information
				Property
	Revenues			and equipment
	2003	2002	2001	2003	2002

Canada	$ 30,015	$ 21,732	$ 83,426	$ 85,969	$ 83,381
United Kingdom and Ireland	248,386	222,572	170,758	89,637	150,375
Norway, Sweden, Denmark	233,144	186,419	170,327	189,412	159,253
Asia, Australia, Africa	149,388	137,823	129,854	138,748	122,126
Other European countries	32,926	29,328	26,433	7,731	15,245
Other foreign countries	28,504	19,942	13,051	25,821	13,789

Consolidated total	$ 722,363	$ 617,816	$ 593,849	$ 537,318	$544,169

Revenues are attributed to countries based on location of customer for repair and overhaul services and location of service for flying revenue.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

23.     Commitments

The Company has entered into aircraft operating leases with third-party lessors in respect of 45 aircraft included in the Company's fleet at April 30, 2003. At inception the Company's aircraft leases had terms not exceeding 7.5 years. At April 30, 2003 these leases had expiry dates ranging from 2003 to 2010. The Company has an option to purchase the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options but has no commitment to do so.

In evaluating whether an aircraft lease is classified and recorded as operating or capital, the Company determines whether substantially all of the benefits and risks of ownership are retained by the lessor. All of the Company's aircraft leases are classified as operating leases. In determining whether the present value at the beginning of the lease term of the minimum lease payments is less than 90% of the fair value of the leased aircraft, the Company includes in its minimum lease payments minimum rentals over the lease term (excluding any renewal options) and any guarantee by the Company of the residual value of the leased aircraft including guarantees in the form of junior loans, deferred payments, and advance rentals (Note 25).

The Company has commitments with respect to operating leases for aircraft, buildings and equipment. Total rentals paid in fiscal 2003 were $53.0 million (2002 - $50.6 million; 2001 - $45.0 million). The minimum lease rentals required under such leases were $218.1 million as at April 30, 2003 and are payable as follows:

	Aircraft	Building and equipment	Total
	operating leases	operating leases	operating leases

2004	$ 42,352	$ 5,966	$48,318
2005	35,721	5,399	41,120
2006	30,542	4,883	35,425
2007	22,264	4,104	26,368
2008	16,528	4,096	20,624
and thereafter	25,214	21,054	46,268
	$172,621	$45,502	$218,123

At April 30, 2003, the Company had deposits with a major helicopter manufacturer related to the delivery of five new Super Puma MkII aircraft through to fiscal 2005. The Company has some flexibility built into the delivery schedule for these aircraft in order to match acquisitions with new demand. The Company plans to acquire these aircraft through operating leases. During fiscal 2004 the Company expects to take delivery of three Super Puma MkII aircraft. The total approximate list price of the five aircraft is $110 million (€ 68 million).

The Company has also ordered and made deposits on four new S76C+ helicopters for its international operations for delivery in December 2003. The total approximate list price of these aircraft is $43 million (U.S. $30 million). Where possible, the Company intends to acquire these aircraft through operating leases.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

24.     Variable interest entities

At April 30, 2003 the Company operated seventeen aircraft under operating leases with eight entities that would be considered variable interest entities ("VIEs") under U.S. GAAP. These leases have terms and conditions similar to those of the Company's other operating leases over periods ranging from 2004 to 2010. Canadian guidance on this issue (Accounting Guideline 15) is consistent with the provisions contained in U.S. GAAP with regard to the disclosure and consolidation requirements for VIEs.

U.S. GAAP (Per FASB Interpretation No. 46 ("FIN 46")), was effective for all VIEs created after January 31, 2003 and will be effective for those VIEs created prior to January 31, 2003 for the Company's interim period commencing August 1, 2003. The Canadian guidance applies to all annual and interim periods beginning on or after January 1, 2004.

Included in the seventeen aircraft leased from VIEs at April 30, 2003 are four aircraft leased from a VIE that was created subsequent to January 31, 2003. The Company has concluded it is not the primary beneficiary of this VIE and that it is not required to consolidate this VIE in its consolidated financial statements.

The remaining thirteen aircraft are leased from seven VIEs created on or before January 31, 2003. The application of GAAP in effect for these VIEs had no impact on the Company's financial statements. The Company will complete an analysis of the effects of FIN 46 to these VIEs prior to August 1, 2003 based on the terms and conditions then in effect and account for them accordingly. Based on the analysis completed to date, the Company does not anticipate that the application of FIN 46 and Accounting Guideline 15 to these VIEs will have any significant impact on the Company's financial statements.

The fair market value of the seventeen aircraft leased from the VIEs at April 30, 2003, based on an independent appraisal, was $241.1 million (unaudited). The Company has provided junior loans, advance rentals and asset value guarantees in connection with operating leases with these VIEs. The Company has also entered into remarketing agreements for the aircraft leased from the VIEs. The Company's maximum exposure to loss related to the junior loans, advance rentals and asset value guarantees as a result of its involvement with the VIEs is $19.4 million.

25.     Guarantees

The Company has given guarantees to certain lessors in respect of operating leases. If the Company fails to meet the senior credit facilities' financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate their debt, the leases provide for a cross-acceleration that could give the lessors and financial institutions the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the indebtedness due to those lessors in respect of the present value of the future lease payments, the financial institution could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third-parties under some of its operating leases in connection with a portion of the aircraft values at the termination of the leases. The leases have terms expiring between 2004 and 2010. The Company's exposure under the asset value guarantees including guarantees in the form of junior loans, deferred payments and advanced rentals is approximately $36.4 million. The resale market for the aircraft types for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

The Company has performance guarantees with two customers of a third-party lessee. These guarantees have been in effect since August 1995 and November 1998 and relate to the provision of helicopter transportation services involving three heavy aircraft. In the event of non-performance by the third-party lessee, the guarantee may require the Company to continue the provision of services under the contract as it is the lessor to the third-party lessee of the three helicopters. The guarantees are currently being contested as the Company maintains that the contract renewals with the two customers by the third-party lessee were not made in accordance with the express terms of the contracts guaranteed by the Company.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

25.     Guarantees (cont'd)

At April 30, 2003 the Company has provided additional limited guarantees of approximately $47.1 million to third parties, principally related to the performance of the Company under long-term customer contracts.

26.        Contingent liabilities

Petitions have been filed against subsidiaries for unspecified damages concerning helicopter accidents in prior years. It is management's opinion that damages for which the Company may become responsible, if any, will be covered by the Company's insurance and will therefore not have a material effect on the financial condition or results of operations of the Company.

27.         Employee pension plans

The Company maintains defined contribution employee pension plans in Canada, the U.K., Australia and South Africa for approximately one-half of the Company's active employees and certain former employees. The Company's contributions to the defined contribution plans are based upon percentages of gross salaries. The Company's contributions to the defined contribution plans expensed during fiscal 2003 were $3.5 million (2002 - $2.8 million; 2001 - $3.1 million).

The Company also maintains both funded and unfunded defined benefit plans in Canada, the U.K. and Norway for approximately one-third of the Company's active employees. Funded plans require the Company to make cash contributions to the plan in order that there will be sufficient assets to discharge the plans' benefit obligations as they become due. Unfunded plans do not require contributions to be paid into the plan by the Company. Rather, the Company pays the benefit obligations directly as they are due.

The consolidated changes in the benefit obligations and fair values of assets for the defined benefit plans during fiscal 2003 are as follows:

	2003	2002
Change in benefit obligations

Benefit obligations, beginning of year	$344,102	$291,708
Current service cost	13,692	15,005
Interest cost	24,791	18,802
Amendments	-	5,113
Net actuarial and experience losses	36,793	3,175
Benefits paid	(12,922)	(12,578)
Plan transfers	1,067	1,309
Foreign exchange rate changes	16,379	21,568
Benefit obligations, end of year	$423,902	$344,102

Change in plan assets

Fair value of plan assets, beginning of year	$312,484	$290,869
Actual return on plan assets	(28,144)	(5,868)
Employer contributions	22,337	14,362
Participant contributions	3,085	2,244
Benefits Paid	(11,715)	(12,074)
Plan transfers	1,067	2,135
Foreign exchange rate changes	17,560	20,816
Fair value of plan assets, end of year	$316,674	$312,484

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

27.     Employee pension plans (cont'd)

The tables below detail as at April 30, by funded and unfunded plans, the funded status and net amount recognized on the Company's balance sheet as prepaid pension costs reported in other assets of $84.0 million (Note 9) (2002 - $69.2 million) and accrued benefit obligations included in other liabilities of $16.2 million (Note 13) (2002 - $12.4 million). Included in the amount recorded as prepaid pension costs in other assets are guarantee deposits in one of the Company's defined benefit plan funds of $2.8 million (2002- $2.5 million).

	As at April 30, 2003
	Funded plans
	Surplus	Deficit	Unfunded plans	Total

Benefit obligations	$-	$389,503	$34,399	$423,902
Fair value of plan assets	-	316,674	-	316,674

Funded status	-	(72,829)	(34,399)	(107,228)

Unrecognized net actuarial
and experience losses	-	151,859	13,579	165,438
Unrecognized prior service costs	-	1,975	3,417	5,392
Unrecognized transition amounts	-	189	1,253	1,442
Pension guarantee deposits	-	2,767	-	2,767
Amount recognized in other
assets Note 9 (other liabilities
Note 13) on the balance sheet	$-	$83,961	$(16,150)	$67,811

	As at April 30, 2002
	Funded plans
	Surplus	Deficit	Unfunded plans	Total

Benefit obligations	$120,806	$194,001	$29,295	$344,102
Fair value of plan assets	122,115	190,369	-	312,484

Funded status	1,309	(3,632)	(29,295)	(31,618)

Unrecognized net actuarial
and experience losses	32,224	34,292	12,867	79,383
Unrecognized prior service costs	-	2,113	2,565	4,678
Unrecognized transition amounts	-	309	1,499	1,808
Pension guarantee deposits	-	2,540	-	2,540
Amount recognized in other
assets Note 9 (other liabilities
Note 13) on the balance sheet	$33,533	$35,622	$(12,364)	$56,791

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

27.     Employee pension plans (cont'd)

The significant weighted average actuarial assumptions adopted in measuring the Company's defined benefit pension plan obligations as at April 30 are as follows:

	2003	2002
Discount rate	5.78%	6.53%
Rate of compensation increase	3.37%	2.63%

The significant weighted average actuarial assumptions adopted in measuring the Company's net defined benefit pension plan expense during the year are as follows:

	2003	2002	2001
Discount rate	6.59%	6.27%	6.16%
Expected long-term rate of return on plan assets	7.27%	7.22%	7.04%

The Company's net defined benefit pension plan expense is as follows:

	2003	2002	2001
Current service cost	$13,692	$15,005	$14,194
Interest cost	24,791	18,802	16,848
Expected return on plan assets	(24,945)	(21,359)	(19,988)
Amortization of net actuarial and experience losses	4,550	3,045	601
Amortization of prior service costs	638	497	418
Amortization of transition amounts	413	376	373
Participant contributions	(3,085)	(2,244)	(2,729)

Net defined benefit pension plan expense	$ 16,054	$14,122	$9,717

28.     Related party transactions

Related party transactions occurring during the year consisted of the following:

  During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company's senior credit facilities and its senior subordinated notes (Note 11). The loan is convertible into Class A subordinate voting shares at $7.25 per share. The estimated value of the loan proceeds attributable to the conversion feature of $951,000 was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $689,000 (2002 - $676,000; 2001 - $674,000), including amortization of the above noted discount, was recorded on the loan during the year.

  During fiscal 2002, fees of $15,000 (2001 - $85,000), primarily in connection with special consulting projects, were paid to certain directors or entities in which certain directors are partners or employees. Rent and usage fees of $610,000 (2002 - $533,000; 2001 - $596,000) were paid during the year to companies affiliated with the controlling shareholder. Interest revenue of $28,000 was earned in 2001 on a demand loan to the controlling shareholder that was repaid during 2001. These transactions are recorded at their exchange amounts.

  During fiscal 2003, $1.3 million (2002 - $2.0 million; 2001 - $0.1 million) was paid to Canadian Helicopters Limited, in which the Company has a 43.5% equity investment. These amounts related to the provision of helicopter flying services to the Company.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

28.     Related party transactions (cont'd)

  During the year $19.5 million (2002 - $21.2 million; 2001 - $18.6 million) was paid to Vector Aerospace Corporation ("Vector") and its subsidiaries whose Chairman and Chief Executive Officer was also a director of the Company during the year. The amounts paid were for repair and overhaul services and information technology support. On June 25, 2003, the five year non-compete agreement between Vector and the Company expired. With this expiration the Company is reviewing its options for the repair and overhaul of its medium aircraft previously provided by Vector, including the possibility of performing a portion or all of this work in the Company's own repair and overhaul facilities.

29.        Reconciliation to accounting principles generally accepted in the United States

In certain respects, Canadian generally accepted accounting principles ("Canadian GAAP") differ from U.S. GAAP.

a.   Consolidated statements of earnings

If U.S. GAAP were employed the consolidated statements of earnings for the years indicated would be adjusted as follows:

		(Restated	(Restated
		Note 4(a))	Note 4(a))
	2003	2002	2001

Net earnings according to Canadian GAAP	$66,133	$47,292	$33,802

Pre-operating expenses (1)	12,725	(6,337)	(3,700)
Gain on sale of assets/amortization expense (2)	(40)	(40)	16
Ineffective portion of net investment hedge (3)	4,853	-	-
Effect of foreign currency contracts (4)	11,895	-	-
Internal use software expenses (5)	(766)	-	-
Decrease (increase) in income tax expense (6)	(4,803)	11,198	(9,302)
Other	(2,715)	-	-
Net earnings according to U.S. GAAP	87,282	52,113	20,816
Other comprehensive earnings, net of income tax
Foreign currency translation adjustment (7)	20,122	13,519	10,928
Ineffective portion of net investment hedge (3)	(3,892)	-	-
Minimum pension liability adjustment (8)	(28,036)	(3,384)	(4,918)
Interest rate swap adjustment (9)	(4,741)	192	-
Foreign currency cash flow hedge adjustment (10)	509	-	-

Comprehensive earnings according to U.S. GAAP	$71,244	$62,440	$26,826

Earnings per share according to U.S. GAAP
Basic	$4.21	$3.17	$1.32
Diluted	$3.88	$2.88	$1.24

  Under Canadian GAAP, pre-operating expenses of new operations and contracts meeting certain criteria are to be deferred and amortized over the expected period and pattern of benefit of the deferred expenditures not exceeding five years relating to pre-operating expenses of new operations and the contract term for new contracts. Under U.S. GAAP, these pre-operating expenses are charged to earnings as incurred. During the year, under Canadian GAAP, $12.8 million of deferred pre-operating expenses were written off and expensed to earnings. Under U.S. GAAP, these pre-operating costs were expensed to earnings in previous years when incurred and are therefore reversed from earnings in 2003.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

29.        Reconciliation to accounting principles generally accepted in the United States (cont'd)

  Under U.S. GAAP the Company would account differently for certain property and equipment acquisitions and this difference is being amortized to income over the life of the related asset.

  Under U.S. GAAP there is an ineffective portion of the Company's effective euro denominated debt hedge of its NOK denominated self-sustaining foreign operations. This ineffective portion is reallocated from other comprehensive earnings to net earnings.

  Under U.S. GAAP any gains or losses related to the settlement of or change in fair value of outstanding derivative instruments that do not qualify for hedge accounting are to be recognized into earnings immediately. As a result, the gain on settlement of one of these contracts during the year and the gain on the variation in fair value of certain outstanding foreign currency contracts held at April 30, 2003 were recognized in earnings immediately under U.S. GAAP.

  Under U.S. GAAP certain costs incurred to acquire or develop internal use software do not qualify for capitalization. $0.8 million of the software development costs incurred during the year, while qualifying for capitalization under Canadian GAAP, are required to be expensed as a period cost under U.S. GAAP.

  The adjustment represents the income tax effect of the reconciling items in determining net earnings according to U.S. GAAP. In addition, for U.S. GAAP purposes changes in income tax rates are recorded in income when such rates are enacted. For Canadian GAAP purposes changes in income tax rates are recorded when substantially enacted. In fiscal 2002 income tax expense was reduced by $9.5 million under U.S. GAAP to reflect changes in enacted tax rates. For Canadian GAAP purposes, the impact of the change was recorded in 2001 when rates became substantially enacted. For U.S. GAAP purposes, the 2001 income tax expense has been increased by $9.5 million to reverse the impact of changes in substantially enacted tax rates.

  Under Canadian GAAP, foreign currency translation adjustments related to self-sustaining subsidiaries arising on consolidation are included as a separate component of shareholders' equity until realized. Under U.S. GAAP, the related translation adjustments are included in other comprehensive earnings. Under U.S. GAAP, the foreign currency translation gain or loss on the revaluation of foreign currency denominated debt designated as effective hedges of the Company's net investment in its U.K. and Norwegian self-sustaining operations (Note 17) at April 30, 2001, 2002 and 2003 is included in other comprehensive earnings, whereas under Canadian GAAP it is included as a separate component of shareholders' equity until realized.

  Under U.S. GAAP, if the accrued benefit obligation related to defined benefit pension plans exceeds the fair value of plan assets, then an additional minimum liability shall be recognized with an equal amount to be recognized as an intangible asset, provided that the intangible asset recognized shall not exceed the amount of unrecognized prior service cost. Any excess of the additional minimum liability over the unrecognized prior service cost is recorded as a separate component of other comprehensive earnings net of income taxes as a minimum pension liability adjustment.

  Under U.S. GAAP, when an interest rate swap hedges a variable rate instrument, the change in the fair value of the swap is recorded in other comprehensive earnings net of income taxes.

  Under U.S. GAAP, the change in the fair value of foreign currency contracts qualifying as effective cash flow hedges is recorded in other comprehensive earnings net of income taxes.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

29. Reconciliation to accounting principles generally accepted in the United States (cont'd)

b) Consolidated balance sheets

If U.S. GAAP were employed, the consolidated balance sheets as at the dates indicated would be adjusted as follows:

	April 30, 2003
	Canadian		U.S.
	GAAP	Adjustments	GAAP

Current assets (1)	$441,797	$ 10,588	$452,385
Property and equipment, net (2)	537,318	1,340	538,658
Long-term investments	21,043	-	21,043
Other assets (3)	127,535	(33,444)	94,091
Long-term future income tax assets (5)	17,877	711	18,588
	$1,145,570	$(20,805)	$1,124,765

Current liabilities (5)	$161,105	$299	$161,404
Long-term debt	139,374	-	139,374
Senior subordinated notes	151,111	-	151,111
Subordinated debentures	10,414	-	10,414
Other liabilities (4)	59,299	27,581	86,880
Future income tax liabilities (5)	210,036	(19,111)	190,925
Shareholders' equity	414,231	(414,231)	-
Class A subordinate voting shares	-	218,237	218,237
Class B multiple voting shares	-	18,815	18,815
Contributed surplus	-	3,291	3,291
Accumulated other comprehensive earnings (6)	-	(48,155)	(48,155)
Retained earnings	-	192,469	192,469

	$1,145,570	$(20,805)	$1,124,765

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

29.        Reconciliation to accounting principles generally accepted in the United States (cont'd)

	(Restated Note 4)
	April 30, 2002
	Canadian		U.S.
	GAAP	Adjustments	GAAP

Current assets (1)	$458,489	$(187)	$458,302
Property and equipment, net (2)	544,169	2,146	546,315
Long-term investments	18,717	-	18,717
Other assets (3)	133,143	(13,191)	119,952
Long-term future income tax assets	9,733	-	9,733

	$1,164,251	$(11,232)	$1,153,019

Current liabilities	$258,775	$-	$258,775
Long-term debt	167,202	-	167,202
Senior subordinated notes	133,034	-	133,034
Subordinated debentures	11,157	-	11,157
Other liabilities (4)	51,398	10,868	62,266
Future income tax liabilities (5)	209,933	(5,823)	204,110
Shareholders' equity	332,752	(332,752)	-
Class A subordinate voting shares	-	217,068	217,068
Class B multiple voting shares	-	19,029	19,029
Contributed surplus	-	3,291	3,291
Accumulated other comprehensive earnings (6)	-	(32,116)	(32,116)
Retained earnings	-	109,203	109,203

	$1,164,251	$(11,232)	$1,153,019

  Current assets have been adjusted for the effect of the adjustment for U.S. GAAP purposes of the impact in the change of the fair value of derivatives maturing within the next twelve months as described in Notes 29(a)(4) and (10).

  Property and equipment have been adjusted for the effect of the adjustment for U.S. GAAP purposes of amortization as described in Note 29(a)(2) and the effect of expensing certain software development costs as described in Note 29(a)(5).

  Other assets have been adjusted at each balance sheet date for the effect of the adjustment for U.S. GAAP purposes of pre-operating expenses and minimum pension liability which are described in Notes 29(a)(1) and (8).

  Other liabilities have been adjusted at each balance sheet date for the effect of the adjustment for U.S. GAAP purposes of minimum pension liability, the fair value of derivatives maturing in more than 12 months and the immediate recognition into earnings of the gain on settlement of a foreign currency contract which are described in Notes 29(a)(4),(8) and (9).

  Current and long-term future income tax liabilities and assets have been adjusted for income taxes as described in Note 29(a)(6) and for tax on items described in Notes 29(a)(8),(9) and (10).

  Accumulated other comprehensive earnings have been adjusted at each balance sheet date for the effect of the adjustments for U.S. GAAP purposes of foreign currency translation, minimum pension liability, the interest rate swap and effective foreign currency cash flow hedges, all of which are included in other comprehensive earnings as described in Notes 29(a)(7),(8),(9) and (10).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

29.        Reconciliation to accounting principles generally accepted in the United States (cont'd)

c) Other required disclosures	2003	2002

Receivables - trade	$120,865	$122,086
Allowance for doubtful accounts	(3,757)	(687)

Net trade receivables	$117,108	$121,399

Payables - trade	$ 34,140	$ 56,631
Accruals	98,847	75,204
Interest accrual	5,756	8,568

Total payables and accruals	$138,743	$140,403

	2003	2002	2001
Cash flow from operations:
Canadian GAAP	$ 87,258	$ 65,049	$47,812
Pre-operating expenses (1)	12,725	(6,337)	(3,700)
Internal use software expenses (2)	(766)	-	-
Other	(2,715)	-	-

Cash flow from operations - U.S. GAAP	$ 96,502	$ 58,712	$44,112

  Under Canadian GAAP, pre-operating expenses of new operations and contracts meeting certain criteria are to be deferred and amortized over the expected period and pattern of benefit of the deferred expenditures. These expenses are classified in investing activities on the statements of cash flows. Under U.S. GAAP, these pre-operating expenses are charged to earnings and cash flow from operations as incurred.

  Under U.S. GAAP certain costs incurred to acquire or develop internal use software do not qualify for capitalization and are required to be charged to earnings and cash flow from operations as incurred.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

29.       Reconciliation to accounting principles generally accepted in the United States (cont'd)

d)        New United States accounting statements adopted

Effective May 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". Under these new standards, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value. A derivative must be designated and effective in a hedging relationship in order to qualify for hedge accounting. At April 30, 2003, the Company had outstanding cash flow and net investment hedges as defined by these standards. A cash flow hedge is a hedge of the exposure in variability in expected future cash flows that is attributable to a particular risk such as a forecasted purchase or sale. If a derivative is designated as a cash flow hedge, the effective portions of the change in the fair value of the derivative are recorded in other comprehensive earnings and are only recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of the derivatives designated as hedges are recognized in earnings.

The Company has entered into an interest rate swap agreement to manage interest rate risk exposure, which has been designated as a cash flow hedge of a portion of its variable-rate debt. The interest rate swap agreement utilized by the Company effectively modifies the Company's exposure to interest risk by converting a portion of the Company's variable-rate debt to fixed rate. The change in the fair value of the swap is recorded in other comprehensive earnings.

With respect to foreign currencies, the Company, by virtue of its international operations, conducts business in a number of foreign currencies other than the Canadian dollar. The Company's primary exchange risk is to changes in the value of the pound sterling, United States dollar, the euro, and the Norwegian kroner, the currencies in which a substantial portion of the Company's costs are incurred, relative to the Canadian dollar. The Company reduces the impact of this risk by entering into forward contracts, which typically do not extend beyond one year. The effective portions of the change in the fair value of the forward contracts are recorded in other comprehensive earnings and are recognized in earnings when the hedged item affects earnings.

The Company has also designated its euro and pound sterling denominated debt as a hedge of its net investments in self-sustaining foreign operations. The foreign currency translation gain or loss on the revaluation of these loans is included in other comprehensive earnings. The ineffective portion of the Company's effective euro denominated debt hedge of its NOK denominated self-sustaining foreign operations is reallocated from other comprehensive earnings to net earnings.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supercedes FASB No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This new Statement also supercedes certain aspects of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", with regard to reporting the effects of a disposal of a segment of a business. The new rule requires operating losses from discontinued operations to be reported in future periods, as incurred. In addition, businesses below the operating segment level may qualify for discontinued operations treatment. The Company adopted the provisions of the Statement as of May 1, 2002. Adoption of the Statement will primarily affect the Company if and when qualifying future business dispositions occur.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement nullifies Emerging Issues Task Force ("EITF") No. 88-10, "Costs Associated with Lease Modification or Termination", and EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". This Statement requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The Company adopted the provisions of this Statement as of January 1, 2003. Adoption of this Statement will primarily affect the Company when it is involved in any exit or disposal activities.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

29.        Reconciliation to accounting principles generally accepted in the United States (cont'd)

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees of the Indebtedness of Others" effective for disclosures of guarantees in financial statements of interim or annual periods ending after December 15, 2002 and prospectively for initial recognition and measurement of guarantees issued or modified after December 31, 2002. The Company adopted this Interpretation during its third quarter ended January 31, 2003. As at April 30, 2003, since the adoption of this Interpretation, the Company had not entered into any new guarantee or indemnity arrangements that would be required to be recognized at fair value in its financial statements under U.S. GAAP.

In January 2003, the FASB issued Interpretation No. 26 "Consideration of Variable Interest Entities". This interpretation was effective for all VIEs created after January 31, 2003, and will be effective for those VIEs created prior to January 31, 2003 for the Company's interim period commencing August 1, 2003. The impact on the Company upon the adoption of this interpretation is described in Note 24.

New accounting standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted SFAS No. 143 as of May 1, 2003. The adoption of this Statement is not expected to have a material impact on the Company's financial position or results of operations.

30.        Supplemental guarantor financial information

Certain of the Company's subsidiaries (collectively, the "Guarantors") have guaranteed the Company's obligations to pay principal and interest with respect to the senior subordinated notes. Separate financial statements of the guarantors are not presented as the Company believes the summarized financial information which follows is more meaningful in understanding the financial position of the Guarantors. There are no significant restrictions on the ability of the Guarantors to make distributions to the Company.

The Company accounts for its investments in subsidiaries by the cost method for internal financial statement purposes and in the following summarized financial information. U.S. GAAP was employed in the preparation of the summarized financial information.

	As at and for the year ended April 30, 2003
	CHC Helicopter	Guarantor	Non-guarantor
	Corporation	subsidiaries	subsidiaries	Eliminations	Consolidated
Current assets	$ (18,982)	$ 537,676	$ 293,566	$(359,875)	$452,385
Non-current assets	468,283	477,788	832,601	(1,106,292)	672,380
Total assets	$449,301	$1,015,464	$1,126,167	$(1,466,167)	$1,124,765

Current liabilities	$ 26,374	$404,077	$108,609	$(377,656)	$161,404
Non-current liabilities	280,523	107,009	479,415	(288,243)	578,704
Equity	142,404	504,378	538,143	(800,268)	384,657
Total liabilities and equity	$449,301	$1,015,464	$1,126,167	$(1,466,167)	$1,124,765

Revenue	$913	$456,899	$359,928	$ (95,377)	$722,363
Earnings (loss) from operations	1,793	56,428	60,688	(475)	118,434
Net (loss) earnings	26,235	52,292	13,230	(4,475)	87,282

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2003, 2002 and 2001
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

30. Supplemental guarantor financial information (cont'd)

	As at and for the year ended April 30, 2002
	CHC Helicopter	Guarantor	Non-guarantor
	Corporation	subsidiaries	subsidiaries	Eliminations	Consolidated

Current assets	$79,802	$191,713	$210,921	$(24,134)	$458,302
Non-current assets	512,668	749,895	435,799	(1,003,645)	694,717
Total assets	$592,470	$941,608	$646,720	$(1,027,779)	$1,153,019

Current liabilities	$119,955	$ 91,559	$ 71,877	$(24,616)	$258,775
Non-current liabilities	317,122	680,511	455,725	(875,589)	577,769
Equity	155,393	169,538	119,118	(127,574)	316,475
Total liabilities
and equity	$592,470	$941,608	$646,720	$(1,027,779)	$1,153,019

Revenue	$-	$421,908	$276,626	$(80,718)	$617,816
(Loss) earnings from operations	(4)	58,330	36,157	3,200	97,683
Net earnings (loss)	4,493	58,999	(13,683)	2,304	52,113

	As at and for the year ended April 30, 2001
	CHC Helicopter	Guarantor	Non-guarantor
	Corporation	subsidiaries	subsidiaries	Eliminations	Consolidated

Revenue	$-	$411,089	$251,036	$(68,276)	$593,849
Earnings (loss) from operations	19	62,970	37,228	(6,334)	93,883
Net (loss) earnings	(10,618)	28,725	7,270	(4,561)	20,816

ITEM 19. EXHIBITS

1.1.	Articles of Incorporation - filed as Exhibit 3.1 to the Company's Amendment #1 to Registration Statement on Form F-1 dated October 20, 1993 and incorporated herein by reference.

1.2.	Bylaws, as amended - filed as Exhibit 1.2 to the Company's Form 20-F for fiscal 2002 dated September 17, 2002 and incorporated herein by reference.

4.1	Indenture dated as of July 5, 2000 between CHC Helicopter Corporation, as Issuer, each of the Subsidiary Guarantors and the Bank of New York, as Trustee, with respect to € 145.0 million principal amount of 11 ¾ % Senior Subordinated Notes due 2007 - filed as Exhibit 4.1 to the Company's Registration Statement on Form S-4 dated August 28, 2000 and incorporated herein by reference.

4.2	First Supplemental Indenture dated as of November 30, 2000 to the Indenture filed as Exhibit 4.1 to the Company's Form 20-F for fiscal 2001 dated September 13, 2001 and incorporated herein by reference.

4.3	Purchase Agreement dated as of July 5, 2000 among CHC Helicopter Corporation, each of the Subsidiary Guarantors, Merrill Lynch International and Scotia Capital - filed as Exhibit 10.1 to the Company's Registration Statement on Form S-4 dated August 28, 2000 and incorporated herein by reference.

4.4	Intercreditor Agreement dated July 5, 2000 between The Bank of Nova Scotia, as Administrative Agent, the Bank of Nova Scotia, as Collateral Agent, The Bank of New York, as Trustee under the Indenture, CHC Helicopter Corporation and Canadian Helicopters (Barbados) Limited - filed as Exhibit 10.2 to the Company's Registration Statement on Form S-4 dated August 28, 2000 and incorporated herein by reference.

4.5	Senior Credit Agreement dated July 5, 2000 between The Bank of Nova Scotia, as Administrative Agent, The Lenders from time to time party to this Agreement and CHC Helicopter Corporation, including amending agreements dated October 11, 2000, October 31, 2000, December 15, 2000 and July 16, 2001.

4.6	Employee Share Option Plan, as amended - March 3, 2003

4.7	Supplemental Executive Retirement Plan Agreement, filed as Exhibit 4.7 to the Company's Form 20-F for fiscal 2001 dated September 13, 2001 and incorporated herein by reference.

4.8	Long-term Incentive Plan, filed as Exhibit 4.8 to the Company's Form 20-F for fiscal 2001 dated September 13, 2001 and incorporated herein by reference.

4.9	Employee Share Purchase Plan, filed as Exhibit 4.9 to the Company's Form 20-F for fiscal 2001 dated September 13, 2001 and incorporated herein by reference.

4.10	Share Appreciation Rights Plan, filed as Exhibit 4.10 to the Company's Form 20-F for fiscal 2001 dated September 13, 2001 and incorporated herein by reference.

4.11	Executive Retiring Allowance, filed as Exhibit 4.11 to the Company's Form 20-F for fiscal 2001 dated September 13, 2001 and incorporated herein by reference.

7.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges

8.1	Significant Subsidiaries

12.1	Section 302 Certification by Chief Executive Officer

12.2	Section 302 Certification by Chief Financial Officer

13	Section 906 Certification by Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 17, 2003.

CHC HELICOPTER CORPORATION
BY: Derrick F. Sturge, FCA Vice-President Finance & Corporate Secretary

EXHIBIT 4.6

CHC HELICOPTER CORPORATION

EMPLOYEE SHARE OPTION PLAN

CHC HELICOPTER CORPORATION

EMPLOYEE SHARE OPTION PLAN (as amended and restated as of March 3, 2003)

1. Purpose

The purpose of the Plan is to encourage participants to promote the financial interests, growth and development of the Corporation by providing them with the opportunity through share options to acquire a proprietary interest in the Corporation; to recognize the contribution of participants to the success of the Corporation and to encourage participants to remain in the service of the Corporation.

2. Definitions

Wherever used in the Plan, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them as follows:

"Board of Directors" means the board of directors of the Corporation; "Chairman" means the chairman of the Board of Directors; "Chief Executive Officer" means the chief executive officer of the Corporation;

"Class B Shares" means the Class B multiple voting shares in the capital stock of the Corporation;

"Compensation Committee" means the committee of the Board of Directors, which may be the executive committee of the Board of Directors, appointed from among their number to administer the Plan;

"Corporation" means CHC Helicopter Corporation, a corporation incorporated under the laws of Canada, and any successor or continuing corporation resulting from the amalgamation of the Corporation with any other company or resulting from any other form of corporate reorganization;

"director" means an individual who is a duly elected director of the Corporation;

"employee" means an individual who is an officer or a bona fide, regular, full-time employee of the Corporation or any Subsidiary and is determined by the Compensation Committee upon the advice of the Chairman and Chief Executive Officer to be eligible to participate in the Plan;

"insider" means: (a) an insider as defined in the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation; and (b) an associate of any person who is an insider by virtue of (a);

"non-management director" means an individual who is a duly elected director of the Corporation, but is not an employee of the Corporation;

"Option" or "Options" means an option or options to purchase authorized but unissued Shares granted or issued pursuant to the Plan;

"Option Agreement" means the written agreement between the Corporation and an optionee relating to an Option granted under the Plan, which agreement shall contain such terms and conditions as may be provided by the Compensation Committee upon the advice of the Chairman and Chief Executive Officer. The terms and conditions of each Option Agreement need not be identical;

"Optioned Shares" means the Shares reserved for issue under the Plan;

"optionee" means anemployee who has been granted an option or options pursuant to the Plan;

"outstanding issue" means the total number of Shares plus Class B Shares issued and outstanding at the date of calculation (excluding any such shares issued pursuant to share compensation arrangements during the 12-month period prior to the date of calculation);

"Plan" means this amended and restated CHC Helicopter Corporation Employee Share Option Plan, as it may from time to time be amended;

"Shares" means the Class A subordinate voting shares in the capital stock of the Corporation;

"Subsidiary" means any corporation of which shares carrying more than 50% of the votes attached to all outstanding voting shares are owned, directly or indirectly, by or for the Corporation, provided that the ownership of such shares confers the right to elect at least a majority of the board of directors of such corporation and includes any corporation in like relation to a Subsidiary;

The masculine gender shall include the feminine gender and the singular shall include the plural and vice versa unless the context otherwise requires.

3. Number of Shares Available Under Plan

(a) Options may be granted by the Corporation from time to time to optionees. The current maximum number of Shares issuable pursuant to the Plan from and after January 1, 1996 is set out in Appendix A. Subject to the limitations set out in paragraph 3(b) and subject to any required shareholder and regulatory approvals, the Board of Directors may from time to time in its discretion amend the Plan to change the maximum number of Shares issuable pursuant to the Plan.

(b) Notwithstanding anything else in the Plan, at no time shall:

(i) the aggregate number of Optioned Shares (subject to adjustment as provided in subparagraphs 5(h) and (i)), together with the number of Shares and Class B Shares reserved for issuance under any other share compensation arrangements of the Corporation, result in the number of Shares reserved for issuance pursuant to stock options exceeding 20% of the outstanding issue;

(ii) the number of Optioned Shares reserved for issuance to any one person (subject to adjustment as provided in subparagraphs 5(h) and (i)), exceed 5% of the outstanding issue on the date of the most recent grant of Options to such person;

(iii) the aggregate number of Shares issued within a one-year period pursuant to the exercise of Options, together with the number of Shares and Class B Shares issued within such period under any other share compensation arrangements of the Corporation, exceed 20% of the outstanding issue;

(iv) the aggregate number of Optioned Shares reserved for issuance to insiders of the Corporation, together with the number of Shares and Class B Shares reserved for issuance to such persons under any other share compensation arrangements of the Corporation, exceed 10% of the outstanding issue;

(v) the aggregate number of Shares issued within a one-year period to insiders of the Corporation pursuant to the exercise of Options, together with the number of Shares and Class B Shares issued within such period to such persons under any other share compensation arrangements of the Corporation, exceed 10% of the outstanding issue; or

(vi) the aggregate number of Shares issued within a one-year period to any one insider of the Corporation and that insider's associates (as defined in the Securities Act (Ontario)) pursuant to the exercise of Options, together with the number of Shares and Class B Shares issued within such period to such persons under any other share compensation arrangements of the Corporation, exceed 5% of the outstanding issue.

(c) For the purposes of clauses (b)(iv), (v) and (vi), Shares issued or Options granted to a person prior to the person becoming an insider may be excluded in determining the number of Shares issuable to insiders.

(d) If any Option granted under the Plan shall terminate, expire or, with the consent of the optionee, be cancelled as to any Shares, new Options may thereafter be granted covering such Shares.

4. Administration

(a) This Plan shall be administered and interpreted by the Compensation Committee provided, however, that the Board of Directors may exercise any powers reserved herein for the Compensation Committee.

(b) Subject to the provisions of the Plan, the Compensation Committee, upon the advice of the Chairman and Chief Executive Officer, shall have the power to:

(i) determine and designate from time to time those optionees to whom Options are to be granted and the number of Shares to be optioned to each such optionee; and

(ii) determine the time or times when, and the manner in which each Option shall be exercisable and the duration of the exercise period.

(c) Effective March 3, 2003 the Plan has been amended to make non-management directors of the Corporation ineligible to receive Options granted under the Plan. Options granted to non-management directors prior to this date will continue to be administered in accordance with the terms and conditions of the Option Agreement and this Plan.

(d) An optionee may, if the optionee is otherwise eligible, be granted an additional Option or Options under the Plan or any other option or purchase plans of the Corporation if the Compensation Committee shall so determine.

(e) The Compensation Committee may interpret the Plan, prescribe, amend and rescind any rules and regulations necessary or appropriate for the administration of the Plan, and make such other determinations and take such other action as it deems necessary or advisable. Without limiting the generality of the foregoing sentence, the Compensation Committee may, in its discretion, treat all or any portion of any period during which an optionee is on an approved leave of absence from the Corporation or a Subsidiary as a period of employment of such optionee by the Corporation or such Subsidiary, as the case may be, for the purpose of accrual of such optionee's rights under Options. Any interpretation, determination or other action made or taken by the Compensation Committee shall be final, binding and conclusive.

5. Terms and Conditions

Each Option granted under the Plan shall be evidenced by an agreement, in a form approved by the Board of Directors, which shall be subject to the following express terms and conditions and to such other terms and conditions as the Board of Directors may deem appropriate:

(a) Option Period. Each Option Agreement shall specify the period for which the Option thereunder is exercisable (which in no event shall exceed ten years from the date of grant) and shall provide that the Option shall expire at the end of such period.

(b) Option Price. The option price per Share shall be determined by the Compensation Committee at the time any Option is granted, but in no event shall such price be less than the price of the last board lot of Shares sold on The Toronto Stock Exchange on the last business day prior to the day the Option is granted on which a board lot of Shares traded on The Toronto Stock Exchange.

(c) Exercise of Option. The Compensation Committee may determine and impose conditions and restrictions on the exercise of Options and such conditions and restrictions may relate to, without limiting the generality of the foregoing, the length of time an optionee has been employed by the Corporation or the financial performance and condition of the Corporation. An Option, or any portion thereof, may be exercised by delivering to the Corporation a written notice of exercise specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the option price of the Shares.

(d) Payment of Option Price Upon Exercise. The purchase price of the Shares for which an Option shall be exercised shall be paid in cash or by certified cheque to the Corporation at the time of exercise.

(e) Exercise in the Event of Death or Termination of Employment or Directorship. The Options granted under the Plan shall expire on the date so established by the Compensation Committee but in no event later than the tenth anniversary of the date the Option was granted. In the event of termination of employment or directorship as a result of retirement, disability or death, the optionee or his legal heirs, as the case may be, may exercise any outstanding Options, for four years after such date of termination, or until the normal expiry date of such Options, if earlier. In the event of termination of employment for any other reason except cause, the employee may continue to exercise any outstanding Options, to the extent they were exercisable on the date of termination, for 60 days following such termination, or until the normal expiry date of such Options, if earlier. In the event of termination of employment for cause, any outstanding Options will expire on the date of such termination. In the event of a director ceasing to be a director for any reason other than as a result of retirement, disability or death, the director may continue to exercise any outstanding Options, to the extent they were exercisable on the date of termination of directorship, for one year following such termination, or until the normal expiry date of such Options, if earlier. Notwithstanding this provision, the Board of Directors may, subject to any required approval of The Toronto Stock Exchange, approve a more liberal treatment of outstanding Options in individual cases involving termination of employment or directorship.

(f) Non Transferability. No Option granted under the Plan shall be transferable or assignable other than by will or by the laws of descent and distribution. During the lifetime of the optionee, an Option shall be exercisable only by such optionee.

(g) Investment Representation and Regulation

(1) Each Option Agreement may contain an agreement that, upon demand by the Compensation Committee for such representation, the optionee (or any person acting under subparagraph 5(e)) shall deliver to the Compensation Committee at the time of any exercise of an Option (i) a written representation that the Shares to be acquired upon such exercise are to be acquired for investment and not for resale or with a view to the distribution thereof and (ii) an indemnification in favour of the Corporation in the event of any violation by such person of any law governing such Shares. Upon such demand, delivery of such representation prior to the delivery of any Shares issued upon exercise of an Option and prior to the expiration of the Option period shall be a condition precedent to the right of the optionee or such other person to purchase any Shares.

(2) Each Option shall be subject to the requirement that if at any time the Compensation Committee shall determine, in its discretion, that the registration, qualification or other approval of or in connection with the Plan or the Shares covered thereby is necessary or desirable under any provincial or federal law, then such Option may not be exercised, in whole or in part, unless and until such registration, qualification or approval shall have been obtained free of any condition not acceptable to the

Compensation Committee. The optionee shall, to the extent applicable, cooperate with the Corporation in relation thereto and shall have no claim or cause of action against the Corporation or any of its officers or directors as the result of any failure by the Corporation to take any steps to obtain any such registration, qualification or approval.

(3) The granting of Options and the issuance of Shares under the Plan shall be carried out in compliance with applicable statutes and with regulations of governmental authorities and applicable stock exchanges.

(h) Corporate Reorganization. In the case of a proposed merger, amalgamation, offer to purchase all of the outstanding Shares or Class B multiple voting shares of the Corporation or other corporate arrangement or reorganization, the Board of Directors may, in a fair and equitable manner, determine the manner in which all unexercised Options granted under the Plan shall be treated including, without limitation, requiring acceleration of the time for the exercise of such options by optionees.

(i) Alterations in Shares. In the event of any subdivision, redivision, consolidation or change of Shares into a greater or lesser number of Shares, the Corporation shall deliver at the time of an Option being exercised pursuant to the terms of the Option Agreement, such greater or lesser number of Shares as would result from said subdivision, redivision, consolidation or change had such Option been exercised before such subdivision, redivision, consolidation or change.

(j) Liquidation. In the event the shareholders of the Corporation shall adopt a plan of complete liquidation, all Options shall become immediately exercisable in full, notwithstanding that they were initially granted on an instalment basis.

(k) No Rights as Shareholder. No optionee shall have any rights as a shareholder with respect to any Shares subject to his Option prior to the date of issuance to such optionee of a certificate or certificates for such Shares.

(l) Dividends. Dividends will not be paid on Optioned Shares until the Option to purchase Shares has been exercised and a certificate representing such Shares has been issued.

(m) No Rights to Continued Employment or Directorship. This Plan and any Option granted under the Plan shall not confer upon any optionee any right with respect to continuance of employment or directorship with the Corporation or any Subsidiary, nor shall they interfere in any way with the right of the Corporation or any Subsidiary by which an optionee is employed to terminate such optionee's employment at any time in accordance with applicable law, or the right of shareholders to elect and remove directors.

(n) Provincial Stock Savings Plans. If the Shares issuable upon the exercise of Options to optionees who are residents of a particular province qualify in any period for purposes of a provincial stock savings plan under the applicable provincial taxation legislation of such province, the Corporation shall so notify all such resident optionees, whereupon any such optionee who wishes to deposit pursuant to the applicable provincial taxation legislation some or all of the Shares issued to such optionee in such period under the Plan, shall so indicate in writing at the time of exercise of an Option or any part thereof.

6. Amendment and Discontinuance

The Board of Directors may discontinue the Plan at any time, except that such discontinuance may not alter or impair any Option previously granted to an optionee under the Plan. The Board of Directors may from time to time, subject to any required shareholder and regulatory approvals, amend the Plan and the terms and conditions of any Options thereafter to be granted. The Board of Directors, with the consent of the affected optionee and subject to any required shareholder and regulatory approvals, may from time to time amend the Plan and the terms and conditions of any Options which may have been theretofore granted.

7. Proceeds from Sales of Shares

Any cash proceeds from the sale of Shares issued upon exercise of the Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board of Directors may determine.

8. Previously Issued Options

Options outstanding as of the date hereof to purchase Class B multiple voting shares of the Corporation, which were previously granted or issued pursuant to the Plan (including any predecessor to the Plan), shall be governed by the Plan, mutatis mutandis, on the same terms and conditions as Options to purchase Shares.

APPENDIX A

CHC HELICOPTER CORPORATION EMPLOYEE SHARE OPTION PLAN

Maximum Number of Shares which may be Issued

Maximum		Date approved	Date approved
Number	Date set by Directors	by TSE	by Shareholders
1,110,184	September 13, 1995	January 29, 1996	Not required
2,247,165	August 11, 1997	August 18, 1997	October 8, 1997
3,500,000	April 10, 2002	May 1, 2002 (verbal),	September 26, 2002
confirmed by letter
May 13, 2002

EXHIBIT 7.1

FIXED CHARGE COVERAGE RATIO

	Year ended April 30
	2003	2002 (1)	2001 (1)	2000 (1)	1999 (1)

Earnings (2)	$ 76.7	$ 57.2	$ 40.7	$26.1	$18.8

Fixed charges
Interest expense	31.1	42.3	53.6	51.3	17.6
Other	3.7	5.7	2.8	(3.3)	0.7
Capitalized interest	-	1.0	1.1	-	-
Estimated interest portion of lease	27.7	27.5	25.6	15.1	4.1
expense

Total fixed charges	62.5	76.5	83.1	63.1	22.4

Gross earnings	$139.2	$133.7	$123.8	$ 89.2	$ 41.2

Fixed charge coverage ratio	2.2x	1.7x	1.5x	1.4x	1.8x

Gross lease expense	$ 46.2	$ 45.9	$ 42.6	$ 25.2	$6.8

60% of lease expense	$ 27.7	$ 27.5	$ 25.6	$ 15.1	$4.1

  Restated - See Note 4(a) and (c) to the Consolidated Financial Statements included elsewhere in this Annual Report.

  For the purpose of this calculation, earnings is defined as earnings before large, non-recurring items and income taxes and is represented by "Earnings before undernoted items and income taxes" on our Consolidated Statements of Earnings.

EXHIBIT 8.1

SIGNIFICANT SUBSIDIARIES

As of April 30, 2003, we had the following significant subsidiaries:

		Percentage
	Jurisdiction of	Ownership
Company Name	Incorporation	(common equity)
CHC Helicopters International Inc.	Canada	100%
Atlantic Turbines Inc.	Canada	100%
CHC Helicopters (Barbados) Limited	Barbados	100%
CHC Leasing (Barbados) Ltd.	Barbados	100%
Canadian Helicopters (U.K.) Limited	Scotland	100%
CHC Scotia Limited	England and	100%
	Wales
Vinland Denmark AS	Denmark	100%
Vinland Helicopters AS	Norway	100%
Helicopter Services Group AS	Norway	100%
CHC Helikopter Service AS	Norway	100%
Astec Helicopter Services AS	Norway	100%
Integra Leasing AS	Norway	100%
Heliwest AS	Norway	100%
CHC Helicopters (Australia)
(through Lloyd Helicopter Services Pty. Ltd.)	Australia	100%
CHC Helicopters (Africa) Pty. Ltd.
(formerly Court Helicopters Pty. Ltd.)	Africa	100%
Court Helicopters Limited (Mauritius)	Mauritius	100%
CHC Composites Inc.	Canada	100%
CHC Denmark ApS	Denmark	100%
CHC Ireland Limited	Ireland	100%

EXHIBIT 12.1

CERTIFICATION

I, Craig L. Dobbin, certify that:

  I have reviewed this annual report on Form 20-F of CHC Helicopter Corporation;

  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

  The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has material affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

  The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors:

    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: September 17, 2003
Craig L. Dobbin Chairman & Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION

I, Jo Mark Zurel, certify that:

  I have reviewed this annual report on Form 20-F of CHC Helicopter Corporation;

  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

  The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has material affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

  The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors:

    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.
Date: September 17, 2003
Jo Mark Zurel Senior Vice-President & Chief Financial Officer

EXHIBIT 13

CERTIFICATION
OF
CHIEF EXECUTIVE OFFICER
AND
CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Craig L. Dobbin, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 20-F of CHC Helicopter Corporation for the fiscal year ended April 30, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 20-F fairly presents, in all material respects, the financial condition and results of operations of CHC Helicopter Corporation.

Date: September 17, 2003	By:
Craig L. Dobbin Chairman & Chief Executive Officer

I, Jo Mark Zurel, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 20-F of CHC Helicopter Corporation for the fiscal year ended April 30, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 20-F fairly presents, in all material respects, the financial condition and results of operations of CHC Helicopter Corporation.

Date: September 17, 2003	By:
Jo Mark Zurel Senior Vice President & Chief Financial Officer