Form 20-F
period 2004-04-30
CHC HELICOPTER CORP
filed 2004-09-17
CIK 903124

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2004
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 0-21756

CHC HELICOPTER CORPORATION
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

Hangar #1, St. John’s Airport
P. O. Box 5188
St. John’s, Newfoundland
Canada AlC 5V5
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act.

Class A Subordinate Voting Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Class A Subordinate Voting Shares
(Title of Class)

The number of Class A Subordinate Voting Shares outstanding on July 31, 2004, was 18,399,026.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

All defined terms under Rule 4-10(a) of Regulation S-X shall have their statutorily-prescribed meanings when used in this Annual Report.

For purposes of this Annual Report, all references to dollar amounts are expressed in Canadian dollars unless otherwise specified. On September 13, 2004, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.7692 U.S. = $1.00 Canadian.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following consolidated historical financial data as at and for the fiscal years ended April 30, 2004, 2003, 2002, 2001, and 2000 for CHC Helicopter Corporation ("CHC", "the Company", "the Corporation", "we", "our", or "us") are derived from the audited consolidated financial statements of CHC. The CHC consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. For the reconciliation to U.S. GAAP for the three most recently completed fiscal years, see Note 32 to our audited consolidated financial statements included elsewhere in this Annual Report.

The following data should be read in conjunction with "Operating and Financial Review and Prospects" and our audited consolidated financial statements included elsewhere in this Annual Report.

	As at and for the fiscal year ended April 30

	2004	2003	2002	2001	2000

	(1)	(1) (2)	(1) (2)	(1) (2)	(1) (2)
	(in millions of Canadian dollars except per share amounts)
Amounts under Canadian GAAP
Operating Data:
Revenue	$733.6	$718.3	$617.2	$593.8	$534.0
Operating expenses	610.3	577.0	497.0	477.3	440.2

Earnings before undernoted items	123.3	141.3	120.2	116.5	93.8
Amortization	(25.9)	(22.6)	(18.6)	(20.0)	(21.6)
Gain (loss) on disposals of assets	3.3	2.4	1.9	1.0	(0.1)
Financing charges
Interest expense	(31.2)	(31.1)	(42.3)	(53.6)	(51.3)
Other	1.7	(3.7)	(5.7)	(2.8)	3.3
Equity in earnings (loss) of associated companies	3.9	2.3	1.1	(0.4)	2.0
Asset impairment charge	—	(12.8)	—	—	—
Restructuring and debt settlement costs	(28.9)	(12.5)	—	(18.6)	(7.4)
Gain on sale of operations and investments	—	—	—	5.8	5.2

Earnings before income taxes and non-controlling interest	46.2	63.3	56.6	27.9	23.9
Income tax recovery (expense)	17.5	2.2	(9.8)	5.9	(5.7)
Non-controlling interest	—	—	—	—	(0.8)

Net earnings	$63.7	$65.5	$46.8	$33.8	$17.4

Per Share Data:
Basic earnings per share	$3.08	$3.16	$2.84	$2.15	$1.13
Diluted earnings per share	2.83	2.92	2.59	2.01	1.12
Dividends per participating voting share	0.50	0.20	—	0.11	—
Dividends (in U.S. $) per share (3)	0.37	0.13	—	0.07	—

Weighted average shares outstanding in (000)	21,061	20,728	16,464	15,729	15,380

Other Financial Data:
Revenue
Helicopter operations	$629.4	$648.9	$573.6	$559.5	$510.6
Schreiner Aviation Group	39.1	—	—	—	—
Astec repair and overhaul	58.1	63.0	43.6	34.3	23.4
Composites	7.0	6.4	—	—	—

Total revenue	$733.6	$718.3	$617.2	$593.8	$534.0

	As at and for the fiscal year ended April 30

	2004	2003	2002	2001	2000

	(1)	(1) (2)	(1) (2)	(1) (2)	(1) (2)
	(in millions of Canadian dollars except per share amounts)
Other Financial Data (cont’d):
Segment EBITDA (4)
Helicopter operations	$97.0	$128.5	$113.0	$106.7	$85.8
Schreiner Aviation Group	3.2	—	—	—	—
Astec repair and overhaul	41.2	37.4	31.0	24.9	16.7
Composites	(2.0)	(3.2)	—	—	—
Corporate and other	(16.1)	(21.4)	(23.8)	(15.1)	(8.7)

Consolidated Segment EBITDA	$123.3	$141.3	$120.2	$116.5	$93.8

Helicopter operations Segment EBITDA margin (5)	15.4%	19.8%	19.7%	19.1%	16.8%
Consolidated Segment EBITDA margin (6)	16.8%	19.7%	19.5%	19.6%	17.6%
Total capital asset additions (7)	$249.1	$168.4	$175.6	$179.0	$162.1
Ratio of earnings to fixed charges (8)	1.8x	2.2x	1.8x	1.4x	1.3x
Balance Sheet Data:
Working capital	$345.3	$289.0	$313.1	$190.4	$175.3
Total assets	1,514.7	1,145.6	1,164.3	995.6	1,064.3
Total debt	514.0	321.3	424.8	464.1	590.2
Total liabilities	1,053.0	732.6	832.0	840.2	947.2
Capital stock	238.4	237.0	236.0	119.5	114.9
Shareholders’ equity	461.7	413.0	332.3	155.4	117.1
Amounts under U.S. GAAP
Operating Data:
Revenue	$733.6	$718.3	$617.2	$593.8	$534.0
Operating expenses	610.2	565.1	503.4	481.0	444.6
Amortization	25.4	22.6	18.7	20.0	22.2
Financing charges	53.1	18.1	48.0	56.4	48.0
Net earnings	45.8	86.6	51.6	20.8	17.3
Per Share Data:
Basic earnings per share	$2.22	$4.18	$3.13	$1.32	$1.12
Diluted earnings per share	2.04	3.85	2.85	1.24	0.62
Dividends per participating voting share	0.50	0.20	—	0.11	—
Dividends (in U.S. $) per share (3)	0.37	0.13	—	0.07	—

Weighted average shares outstanding in (000)	21,061	20,728	16,464	15,729	15,380

Other Financial Data:
Consolidated Segment EBITDA (4)	$123.4	$153.2	$113.8	$112.8	$89.4
Consolidated Segment EBITDA margin (6)	16.8%	21.3%	18.4%	19.0%	16.7%
Balance Sheet Data:
Working capital	$346.7	$299.3	$309.7	$183.6	$171.9
Total assets	1,517.7	1,124.8	1,153.0	989.1	1,095.8
Total debt	515.0	322.2	424.8	464.1	590.2
Total liabilities	1,060.4	742.3	837.0	851.6	980.7
Capital stock	238.5	237.0	236.0	119.5	114.9
Shareholders’ equity	457.3	382.5	316.0	137.5	115.1

5

(1)
The fiscal periods presented do not include any operating results related to the repair and overhaul business of Vector Aerospace Corporation ("Vector"). The fiscal 2000 results include the equity in Vector's earnings for our 20% investment in Vector, which was sold on September 30, 1999. The fiscal 2000 results include the results of Helicopter Services Group AS ("HSG") for the eight and one-half months subsequent to its acquisition by us on August 11, 1999. The fiscal 2001 results include the results of the Canadian onshore helicopter operations for the six months preceding its disposition on October 31, 2000. The prior year includes those operations for twelve months.

(2)	Restated. See Notes 4 & 5 to our audited consolidated financial statements included elsewhere in this Annual Report.
(3)	Amounts have been converted to U.S. dollars at the average exchange rate for the period as provided below.
(4)
Segment EBITDA is revenue less operating expenses allocated to each of our segments. Consolidated Segment EBITDA is the sum of the Segment EBITDA from each of our segments and is equivalent to "Earnings before undernoted items" on our Consolidated Statement of Earnings. See Note 24 to our audited consolidated financial statements included elsewhere in this Annual Report.

(5)	Helicopter operations Segment EBITDA margin represents helicopter operations Segment EBITDA as a percentage of helicopter operations revenue.
(6)	Consolidated Segment EBITDA margin represents Consolidated Segment EBITDA as a percentage of total revenue.
(7)	Total capital asset additions include all asset acquisitions, including aircraft, as well as helicopter major inspection and helicopter component expenditures during the period.
(8)
For the purpose of this calculation "earnings" is defined as earnings before income taxes and undistributed earnings from equity investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of capitalized interest and an estimated portion of rent expense representative of the interest factor.

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

	Year ended April 30,

	2000	2001	2002	2003	2004
	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$

Exchange rate at the end of period	0.6749	0.6510	0.6377	0.6975	0.7293
Average exchange rate during period	0.6801	0.6611	0.6370	0.6498	0.7445
High exchange rate during period	0.6969	0.6831	0.6636	0.6975	0.7880
Low exchange rate during period	0.6607	0.6333	0.6179	0.6264	0.7032

The following table sets forth, for the periods indicated, the monthly high and low U.S. dollar exchange rates based on the high and low noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The rates quoted are the number of United States dollars per one Canadian dollar.

	Month ended

	August 31,	July 31,	June 30,	May 31,	April 30,	March 31,
	2004	2004	2004	2004	2004	2004
	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$

High	0.7714	0.7644	0.7459	0.7364	0.7637	0.7645
Low	0.7506	0.7489	0.7261	0.7158	0.7293	0.7418

We report our financial results in Canadian dollars and, unless otherwise indicated, references herein to "dollars", "$" or "CDN" are to Canadian dollars. Except where otherwise specifically noted, all amounts stated in U.S. dollars are included for convenience and are stated as a matter of arithmetical computation only. Except where otherwise specifically noted, U.S. dollar amounts are based on the April 30, 2004 noon buying rate for cable transfers of the Canadian dollar in New York City of U.S. $0.7293 as certified for customs purposes by the Federal Reserve Bank of New York. These amounts should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at these rates. These rates differ from some of the rates used in the preparation of our financial statements included in this Annual Report and therefore U.S. dollar amounts used herein may differ from corresponding actual U.S. dollar amounts that were translated into Canadian dollars in the preparation of these financial statements. On September 13, 2004 the noon buying rate for a Canadian dollar was U.S. $0.7692.

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

Our operations are largely dependent upon the level of activity in the oil and gas industry

Our operations are largely dependent upon the levels of activity in oil and gas production and exploration. To varying degrees these activity levels are affected by trends in oil and gas prices. Historically, the prices for oil and gas have been volatile and are subject to wide fluctuations in response to changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond our control. We cannot predict future oil and gas price movements. Any prolonged reduction in oil and gas prices could depress the level of helicopter activity in support of exploration and to a lesser extent, production activity and, therefore, have a material adverse effect on our business, financial condition and results of operations. Approximately 72% of revenue for our fiscal year ended April 30, 2004 was attributable to helicopter support and related services for oil and gas production and exploration companies.

Companies in the oil and gas production and exploration sector continually seek to implement measures aimed at greater cost savings, including helicopter support operations. For example, companies have reduced manning levels on both old and new installations by using new technology to permit unmanned installations. The implementation of such measures could reduce the demand for helicopter transportation services and have a material adverse effect on our business, financial condition and results of operations.

Our overall operations are highly dependent upon the level of activity in the North Sea

Approximately 70% of our oil and gas based revenues for the fiscal year ended April 30, 2004 were derived from our helicopter support services to customers operating in the North Sea. If activity in oil and gas production and exploration in the North Sea declines, our business, financial condition and results of operations would be materially and adversely affected. During fiscal 2004, activity levels in the North Sea decreased, due in part to the decision by a number of large oil and gas producers to sell older assets, allowing them to focus on non-North Sea properties. It is therefore difficult to predict the level of activity in future periods given the uncertain economic climate.

Many of the markets in which we operate are highly competitive, which may result in a loss of market share or a decrease in revenue or profit margins

The markets in which we operate are highly competitive. Contracting for helicopter services is usually done on the basis of competitive bidding among those having the necessary equipment and resources. In our medium and heavy helicopter operations, for which helicopters comprising 87% of our helicopter fleet at April 30, 2004 are used, we compete against a number of helicopter operators including Offshore Logistics Inc. ("OLOG"), which is the other major global commercial helicopter operator, and other local and regional operators. In addition, many of our customers in the oil and gas industry have the financial ability to perform their own helicopter flying operations in-house should they elect to do so.

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

If we are unable to acquire the necessary aircraft, we may not be able to take advantage of growth opportunities

There are lead times of up to 24 months to obtain the primary new heavy and medium aircraft types most often required by our customers. While up to now we have been able to acquire sufficient aircraft, a lack of available aircraft or the failure of our suppliers to deliver the aircraft we have ordered on a timely basis, could limit our ability to take advantage of growth opportunities.

Helicopter operations involve risks that may not be covered by our insurance or may increase the cost of our insurance

Operation of helicopters involves some degree of risk. Hazards, such as aircraft accidents, adverse weather and marine conditions, collisions and fire, are inherent in furnishing helicopter services and can cause personal injury and loss of life, severe damage to and destruction of property and equipment, and suspension of operations. Our inability to renew our liability insurance coverage or the loss, expropriation or confiscation of, or severe damage to, a large number of our helicopters could adversely affect our operations and financial condition. We believe we are adequately covered by insurance in light of our historical need for insurance coverage. The events of September 11, 2001 caused a worldwide increase in insurance rates, particularly in the business in which we operate and restricted the ability of operators to acquire war liability coverage above certain limits. As a result of these and other factors, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we consider reasonable. Furthermore, we are not insured for loss of profit or use of our helicopters.

If we are unable to maintain required government-issued licenses for our operations, we will be unable to conduct helicopter operations in the applicable country

Europe

59.7% of our revenue for the fiscal year ended April 30, 2004 originated from helicopter flying services from our European based operations (UK, Norway, Denmark and Ireland). To operate helicopters in the UK and in the UK sector of the North Sea, an operator must be licensed by the UK Civil Aviation Authority. Under applicable European law, an operator must be "effectively controlled" and "majority owned" by nationals of Member States of the European Union (or the European Economic Area) to maintain its license. Our UK operating subsidiary, CHC Scotia Limited ("Scotia") has been licensed to operate helicopters by the UK Civil Aviation Authority, on the basis that we are (and therefore Scotia is) majority owned and controlled by European Nationals because our Chairman and Chief Executive Officer, Mr. Craig L. Dobbin, a citizen of both Canada and the Republic of Ireland (a Member State of the European Union) holds a sufficient number of securities of CHC. However, the UK Secretary of State (generally acting upon the advice of the UK Civil Aviation Authority) may revoke the license held by Scotia or effectively require us to dispose of our interests in Scotia if at any time we do not satisfy applicable nationality requirements. In 1994, two UK competitors of CHC alleged that we did not satisfy these requirements and that, as a result, Brintel Helicopters Limited ("Brintel"), our only UK helicopter operation at the time, was not entitled to maintain its operating license. Although discussions and correspondence with the European Commission, the United Kingdom Department of Environment, Transport and the Regions and the UK Civil Aviation Authority confirmed that the issuance of ordinary shares to Mr. Dobbin in December 1997 allowed us to satisfy the nationality requirements, this will not necessarily preclude further challenges of Scotia's right to maintain its operating license on this or any other basis. Further, Scotia's eligibility to maintain its license could be adversely affected if Mr. Dobbin were to dispose of the shares he holds in CHC, if his percentage ownership of CHC were to otherwise decrease, or if he were to die and no alternative arrangement acceptable to the UK Civil Aviation Authority were implemented. Our Danish and Irish subsidiaries are subject to the same European Union nationality requirements. The revocation of these licenses would have a material adverse effect on our business, financial condition and results of operations.

Our Norwegian subsidiaries are subject to substantially the same European Union nationality requirements with regard to ownership and control as are our UK subsidiaries due to Norway’s status as a Member State of the European Economic Area, and the agreement between the European Union and the European Economic Area harmonizing aviation relations between the two. On May 9, 1999, in response to objections initiated by the previous management of HSG, the Norwegian Ministry of Transport confirmed in writing that it had adopted the same position as the UK Civil Aviation Authority with regard to CHC's satisfaction of the European Union (and European Economic Area) nationality requirements and therefore would not challenge HSG's eligibility to hold helicopter operating licenses in Norway after our acquisition of HSG. The revocation of these licenses would have a material adverse effect on our business, financial condition and results of operations.

Schreiner Aviation Group ("Schreiner") (See ITEM 4. INFORMATION ON THE COMPANY), through subsidiaries, operates aircraft in Europe and is subject to the same European Union and European Economic Area nationality requirements with regard to ownership and control as are our UK and Norwegian subsidiaries. The Dutch Civil Aviation Authority advised us in writing prior to our acquisition of Schreiner that Schreiner was in compliance with applicable European ownership and control requirements and, based on information provided by us, would continue to be so following its acquisition by us. In accordance with Dutch Civil Aviation procedures, we were required to submit certain information regarding our ownership and control to the Dutch Civil Aviation Authority following our acquisition of Schreiner to formally demonstrate that Schreiner continues to meet the European ownership and control requirements. We have submitted the required information to the Dutch Civil Aviation Authority.

We believe that we are currently "majority owned" and "effectively controlled" within the meaning of European Union and European Economic Area licensing requirements. However, it may be difficult to establish with certainty that we are majority owned by European nationals, given the difficulty of establishing the beneficial ownership of shares held through depositories and nominees.

Canada

Our helicopter operations in Canada are regulated by Transport Canada. Our helicopter operations in Canada and certain other countries are conducted pursuant to an air operator certificate issued by the Minister of Transport (Canada) under the provisions of the Aeronautics Act (Canada). One of our subsidiaries operates heavy helicopters off Canada’s east coast in support of the oil and gas industry. Our ability to conduct our helicopter operating business in Canada is dependent on our ability to maintain this certificate.

South Africa

South African law requires that at least 75% of the voting rights of a holder of a domestic air services license must be held by residents of the Republic of South Africa. Upon acquiring its interest in Court Air (Pty) Ltd. ("Court Air"), HSG obtained a letter from the Ministry of Transport in South Africa, confirming its approval of HSG's indirect acquisition of Court Air on the basis that Court Air's immediate parent, Court Air Holdings (Pty) Ltd., was a South African registered company. Legal advice from our South African counsel confirmed that Court Air's licenses for helicopter operations in South Africa would not be adversely affected by our acquisition of HSG, but cautioned that there is some continuing risk that the South African Ministry of Transport could reverse its prior decision. While no action with respect to these licenses has been taken since our acquisition of HSG in 1999, any such reversal of decision could materially and adversely affect our business, financial condition and results of operations.

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

Barbados

The Barbados subsidiaries are incorporated pursuant to the Companies Act Chapter 308 of the laws of Barbados as international business companies. As such, they are registered and licensed annually by the Ministry of Economic Development and International Business in accordance with the International Business Companies Act. An IBC license is issued annually which enables the respective companies to engage in international business or international trade and commerce. No registration, licensing or authorization is required with the Civil Aviation Authority which is the local governmental authority that regulates aviation operations in Barbados. Our ability to engage in international business or international trade and commerce is dependent on maintaining these licenses.

Other Countries

Our operations in other foreign countries are regulated to various degrees by their governments and must be operated in compliance with those regulations and, where applicable, in accordance with our international air service licenses and air operator certificates. These regulations may require us to obtain a license to operate in that country, may favor local companies or require operating permits that can only be obtained by locally registered companies and may impose other nationality requirements. Although we have operated in most of these countries for a number of years, we cannot assure you as to what foreign governmental regulations may be applicable in the future to our helicopter operations. In addition, we operate in partnership with local registered companies in many of these other foreign countries. The failure of those companies to maintain their licenses or the termination of our partnerships could have a material adverse impact on our results.

Our international operators may suffer due to political, economic and regulatory uncertainty

A substantial portion of our revenue in recent years has been attributable to operations outside North America and Europe by our international operating segment. 24.2% of revenue for our fiscal year ended April 30, 2004 was generated from these operations. Risks associated with some of our international operations include war and civil disturbances or other events that may limit or disrupt markets, expropriation, requirements to award contracts, concessions or licenses to nationals, international exchange restrictions and currency fluctuations, changing political conditions, licensing requirements and monetary policies of foreign governments. Any of these events could materially adversely affect our ability to provide services to our international customers. Certain of our helicopter leases and certain of our loan agreements impose limitations on our ability, including requiring the prior approval of the lessor or the lender, to locate particular helicopters in certain countries. We cannot assure you that these limitations will not affect our ability to allocate resources in the future.

Fluctuations in currencies may make it more costly for us to pay our debt

We prepare our financial statements in Canadian dollars. Because many of our revenues and expenses are incurred in currencies other than Canadian dollars, including the U.S. dollar, the pound sterling, the Norwegian kroner and the Euro, we are exposed to exchange rate and currency risks. In preparing our financial statements, we must convert all non-Canadian dollar financial statement items to Canadian dollars at varying rates of exchange. This may ultimately result in a currency gain or loss at the end of each fiscal period, the outcome of which we cannot predict. Furthermore, we may sometimes be required to make capital expenditures, or payments on debt, from revenues earned in other currencies. The same is true of expenses in pounds sterling, Norwegian kroner and Euros. To the extent that the currency of our revenues weakens relative to the currency of our expenses, we are exposed to exchange rate losses.

In general, our cash outflows exceed our cash inflows to a significant extent in only two currencies, the Canadian dollar and the Euro. Where appropriate, we hedge our exposure to losses from fluctuations in exchange rates. Losses from changes in the value of foreign currencies relative to the Canadian dollar could materially affect our business, financial condition and results of operations.

The loss of key personnel could affect our growth and future success

Our success has been dependent on the quality of our key management personnel, including Craig L. Dobbin, our Chairman and Chief Executive Officer, and Sylvain A. Allard, our President. The loss of Mr. Dobbin or Mr. Allard, due to time constraints, illness, death or any other reason, could have a material adverse effect on our business. In addition, since we have independent management teams at our divisions, loss of the services of other key management personnel at our corporate and divisional headquarters without being able to attract personnel of equal ability could have a material adverse effect upon us.

We may experience work stoppages that could cause disruptions in our operations

    The Norwegian pilots have a three year agreement which expires April 30, 2006. Approximately 450 of our repair and overhaul employees at Astec (in Norway and the UK) are represented by unions with collective agreements extending to April 30, 2005 and April 30, 2006. Engineers and ground staff at CHC HS have a two-year collective agreement extending to October 2004. Negotiations are currently ongoing to ratify a new agreement.

    In the UK, we have collective agreements with our pilot workforce and separately with our engineers and other ground staff, covering the period from May 1, 2002 to June 30, 2005. Similarly, in Denmark, we have multi-year collective agreements with our pilots, which expire in March 2007, and separately with our engineers extending to March 2005. In Ireland, we have collective pay agreements in place with our pilots, aircrewmen and engineers covering the period May 1, 2003 to April 30, 2006. In Australia, we have a collective agreement with our pilots to April 2005. Our 3-year union agreement with crewmen in Australia expired in December 2003 and the new agreement will go out to vote in the coming weeks. Our engineers’ agreement in Australia expires August 31, 2005. In Nigeria, we have a collective agreement with our pilot and engineer workforce which is up for renewal. Negotiations have not yet commenced. Employees at our other helicopter operations are not unionized. We also have a collective agreement with certain of the employees at Composites that expires on October 15, 2006.

    During the past three years we have had work stoppages at three of our operating units which lasted from seven to 43 days. In addition, there have been some short-term national strikes in Nigeria that have had no significant impact on our Nigerian operations.

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

We are controlled by our principal shareholder who can determine the outcome of matters to be decided by our shareholders

As of July 31, 2004, Mr. Dobbin, directly and indirectly through Discovery Helicopters Inc. ("Discovery") and O.S. Holdings Inc., beneficially owned 14.8% of our Class A Subordinate Voting Shares (which are entitled to one vote per share), 94.5% of our Class B Multiple Voting Shares (which are entitled to 10 votes per share) and all of our Ordinary Shares (which are entitled to one vote per 10 shares), representing in the aggregate 62.9% of the voting power on matters put before our shareholders. Mr. Dobbin has advised us that if we issue additional shares of voting securities, he intends to purchase, through Discovery, sufficient voting shares to enable him to maintain control of more than 50% of the voting power attached to all outstanding voting shares. As a result, Mr. Dobbin would, subject to certain exceptions, continue to (1) control the outcome of all matters requiring a majority vote of shareholders, including the power to elect all of the directors but excluding those matters that require an affirmative vote of the majority of disinterested minority shareholders, (2) be able to prevent the approval of any matter requiring shareholder approval and (3) be likely to determine the outcome of any matter that under applicable corporate law would require a shareholders' resolution passed by not less than two-thirds of the votes cast, such as the sale by us of all or substantially all of our assets or an amalgamation with an unrelated corporation.

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

•
increasing the equity in an amount sufficient to achieve such balance and to ensure that the equity of the subsidiary becomes adequate compared to the risks and the size of the subsidiary's business; or

•	reducing the share capital to pay off losses in an amount sufficient to achieve such balance.

To the extent reductions in the share capital of our Norwegian subsidiaries as a result of operating losses are substantial and if no appropriate resolutions are made, they could ultimately result in liquidation, which would have a material adverse effect on our business, financial condition and results of operations.

Failure to maintain a record of acceptable safety performance may have an adverse impact on our ability to attract and retain customers

Our customers consider safety and reliability two primary attributes when selecting a provider of helicopter transportation services. If we fail to maintain a record of safety and reliability that is satisfactory to our customers, our ability to retain current customers and attract new customers may be adversely affected.

Assimilating the recent acquisition of Schreiner or any future material acquisition into our corporate structure may strain our resources and have an adverse impact on our business

The assimilation of Schreiner, or any future material acquisitions we may make, into our company will require substantial time, effort, attention and dedication of management resources and may distract our management in unpredictable ways from our ordinary operations. The transition process could create a number of potential challenges and adverse consequences for us, including the possible unexpected loss of key employees, customers or suppliers, a possible loss of revenues or an increase in operating or other costs. Inefficiencies and difficulties may arise because of unfamiliarity with new assets and the business associated with them, new geographic areas and new regulatory systems. These types of challenges and uncertainties could have a material adverse effect on our business, financial condition and results of operations. We may not be able to effectively manage the combined operations and assets or realize any of the anticipated benefits of acquiring Schreiner or any future material acquisition.

If the assets in our pension plans are not sufficient to meet the plans’ obligations, we may be required to make substantial cash contributions and our liquidity may be adversely affected

We sponsor funded and unfunded defined benefit pension plans for our employees principally in Canada, the UK and Norway. As of April 30, 2004, there was a $67.0 million funding deficit related to our various defined benefit pension plans which require ongoing funding by us and a $36.6 million obligation related to our various unfunded plans.

Our estimate of liabilities and expenses for pensions incorporates significant assumptions, including interest used to discount future liabilities and expected long-term rates of return on plan assets. Our pension contributions and expense, results of operations, liquidity or shareholders’ equity in a particular period could be materially adversely affected by market returns that are less than the plans’ expected long-term rates of return, a decline in the rate used to discount future liabilities and changes in the currency exchange rates.

If the assets of our pension plans do not achieve expected investment returns for a fiscal year, such deficiency may require increases in our pension expense. Changing economic conditions, poor pension investment returns or other factors may require us to make substantial cash contributions to our pension plans in the future, preventing the use of such cash for other purposes and adversely affecting our liquidity.

Our customers are concentrated in the oil and gas industry and, as a result, our credit exposure within this industry is significant

The majority of our customers are engaged in oil and gas production and exploration. This concentration may impact our overall exposure to credit risk because changes in economic and industry conditions that adversely affect the oil and gas industry could affect the majority of our customers. We generally do not require letters of credit or other collateral to support our trade receivables. Accordingly, a sudden or protracted downturn in the economic conditions of the oil and gas industry could adversely impact our ability to collect our receivables and thus our financial condition.

We are subject to certain environmental regulations which may have an adverse impact on our business

We are subject to extensive laws, rules, regulations and ordinances relating to pollution and protection of the environment, including those relating to emissions to the air, discharges to waters, the use, storage and disposal of petroleum and other regulated materials and the remediation of contaminated sites.

Our operations sometimes involve the use, handling and storage of material that may be classified as environmentally hazardous. Laws protecting the environment have become more stringent in Canada and certain other countries in recent years and may, in certain circumstances, impose liability for cleanup of releases of regulated materials and related environmental damage without regard to negligence or fault. These laws also may expose us to liability for the conduct of, or conditions caused by others such as historic spills of regulated materials at our facilities or for our acts that were in compliance with all applicable laws at the time these acts were performed. We believe we are in substantial compliance with applicable environmental requirements and that ensuring compliance has not, to date, had a material adverse effect on our financial position. We cannot, however, predict the likelihood of change to these laws or in their enforcement nor the impact of any such change, or discovery of previously unknown conditions which may require unanticipated costs, on our financial position.

The reorganization and consolidation of our operations may strain our resources and have an adverse impact on our business

The reorganization and consolidation of our operations into a new organizational structure and the relocation of the St. John’s head office to Vancouver, Canada will require substantial time, effort, attention and dedication of management resources and may distract our management in unpredictable ways from our ordinary operations. The transition process could create a number of potential challenges and adverse consequences for us, including the possible loss of key employees, customers or suppliers, a possible loss of revenue or an increase in operating or other costs. These types of challenges and uncertainties could have a material adverse effect on our business, financial condition and results of operations. We may not be able to effectively manage the reorganized operations and assets or realize any of the anticipated benefits from the restructuring.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was organized as a corporation under the laws of Canada pursuant to Articles of Incorporation dated February 18, 1987. The Company's registered office is Hangar No. 1, St. John's Airport, P.O. Box 5188, St. John's, Newfoundland, Canada, A1C 5V5 (telephone number 709 570 0700).

In the United States, our agent for service of process is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York, 10011 (telephone number 1-800-223-7567).

The Company was created in 1987 as a holding company to combine the operations of Sealand Helicopters Limited and Toronto Helicopters Limited (both of which were Canadian companies controlled by Mr. Craig L. Dobbin, Chairman of the Board and Chief Executive Officer of the Company and a principal shareholder) and to acquire Okanagan Helicopters Ltd., a Canadian company that operated 125 helicopters at the time of its acquisition. Since its formation, the Company has grown internally as well as through acquisitions, the most significant of which were the acquisition in 1988 of the majority of the assets of Ranger Helicopters Limited, which was then operating 37 helicopters; the acquisition in 1989 of all the outstanding shares of Viking Helicopters Limited, which was then operating 60 helicopters; the acquisition in 1993 and 1994 of all the outstanding shares of Brintel, which was then operating approximately 25 heavy helicopters; the acquisition in August 1999 of all the outstanding shares of HSG, which was then operating 115 helicopters; and the acquisition in February 2004 of all the assets of Schreiner Luchtvaart Groep B.V. which was then operating 43 aircraft.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

The Company has undergone significant restructuring in recent years.

On February 16, 2004 we completed our acquisition of Schreiner, located in The Netherlands, for total consideration of $143.9 million (€87.1 million), including the settlement of $41.5 million (€25.2 million) of Schreiner’s debt. At April 30, 2004 Schreiner’s fleet of 38 aircraft consisted of 28 helicopters and 10 fixed-wing aircraft. In addition, Schreiner operates nine aircraft belonging to its 40% owned equity investee in Nigeria.

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

In April 2000, we sold our 46.7% ownership interest in Airlift AS ("Airlift") to another major shareholder for a nominal amount. Airlift is a Norwegian onshore helicopter service company that does not compete in the Norwegian offshore helicopter market. We had acquired our ownership interest in Airlift prior to our acquisition of HSG with the intention that we would use Airlift to compete for Norwegian offshore oil and gas contracts. We recorded a pre-tax loss of $5.2 million on the sale.

In May 2000, we sold certain primarily UK based non-oil and gas related operations for total proceeds of approximately $74.3 million, which included a two year 9% note for £2.0 million and an insurance receivable of £0.9 million. These operations included the scheduled passenger service at Penzance, England; operations for the UK Ministry of Defense in Plymouth, England and the Falklands; and light helicopter operations based in Cardiff, Wales for civil police support services. We sold six heavy helicopters, two medium helicopters and one light helicopter as part of this transaction. The book value of the assets sold was approximately $31.0 million. We recorded a pre-tax gain of $28.8 million on the sale.

In May 2000, we also sold our Swedish subsidiary, Heliflyg AB ("Heliflyg"), for gross proceeds of $6.0 million, which was approximately equal to the appraised value of its fleet and the fair market value of its other assets. Heliflyg provided onshore helicopter services in Sweden through the operation of two medium and 12 light helicopters, of which four were owned and 10 were leased. Heliflyg had a net asset book value at the time of sale of approximately $5.0 million. We recorded a pre-tax gain of $1.3 million on the sale.

On June 30, 2000, we sold a Norwegian subsidiary, Lufttransport AS ("Lufttransport"), for approximately $14.7 million. Lufttransport provided onshore air ambulance services in Norway through the operation of three medium helicopters, one light helicopter and ten fixed-wing aircraft, of which seven fixed-wing aircraft were leased. We recognized a pre-tax gain of $8.0 million on the sale.

Effective October 31, 2000, we sold our Canadian onshore helicopter operations and assets to a new company now known as Canadian Helicopters Limited ("CHL"). Under the terms of the sale we received gross proceeds of $128.5 million for the assets and operations. We acquired a 45% common equity interest (42.75% at April 30, 2004) in CHL for cash consideration of $4.5 million. The remaining shares are owned by management of CHL and an equity investor. In addition, we invested $15 million in CHL through preferred shares. In order to facilitate debt financing for the new company on a timely basis, we advanced $10.0 million to CHL as part of the syndication of its term debt. This loan has been fully repaid. We recorded an after-tax loss of $12 million on the sale of our Canadian onshore helicopter business in fiscal 2001. In addition, we had a write-off of goodwill of $9.1 million in fiscal 2001 recorded on the initial acquisition of a portion of the operations that were sold.

Capital asset additions of $249.1 million were incurred during the year ended April 30, 2004. Of this amount $99.0 million related to aircraft additions and modifications and $17.9 million related to other property and equipment. Capital expenditures for helicopter major components totaled $123.0 million. We also spent $9.2 million on helicopter major inspections. Proceeds on disposal of capital assets were $126.9 million for the year ended April 30, 2004.

Capital asset additions of $168.4 million were incurred during the year ended April 30, 2003. Of this amount, $18.4 million related to aircraft additions and modifications and $26.3 million related to other property and equipment. Capital expenditures for helicopter major components totaled $110.3 million. We also spent $13.4 million on helicopter major inspections. Proceeds on disposal of capital assets were $74.9 million for the year ended April 30, 2003.

Capital asset additions of $175.6 million were incurred during the year ended April 30, 2002. Of this amount, $20.6 million related to aircraft additions and modifications and $13.5 million related to other property and equipment. Capital expenditures for helicopter major components totaled $131.6 million. We also spent $9.9 million on helicopter major inspections. Proceeds on disposal of capital assets were $49.8 million for the year ended April 30, 2002.

BUSINESS OVERVIEW

General

We are the world’s largest global commercial helicopter operator and, through our subsidiaries, have been providing helicopter transportation services for more than 50 years. We currently operate in over 30 countries, on all seven continents and in most of the major offshore oil and gas producing regions of the world. Our operations are concentrated in Europe, Africa, Australia and Asia. Our services also include helicopter repair and overhaul, helicopter transportation for search and rescue operations and emergency medical services and ancillary helicopter services including flight training.

We provide helicopter transportation services to a broad base of major energy companies and independent and state-owned oil and gas companies to transport personnel and, to a lesser extent, parts and equipment, to, from and among offshore production platforms, drilling rigs and other facilities. In general, we target opportunities with long-term contracts and where customers require sophisticated medium and heavy helicopters operated by highly trained pilots. We are a market leader in most of the regions we serve, with an established reputation for quality and reliable service. We are the largest operator in the North Sea, one of the world’s largest oil producing regions, and a global operator servicing the oil and gas industry in the Caspian Sea, South America, Africa, Australia and Asia. 59.9% of our revenue for the year ended April 30, 2004 was attributable to oil and gas production, a more stable revenue source than exploration and development activity, which represented 12.1%. Oil and gas operations, search and rescue and emergency medical services, and other ancillary helicopter services, including flight training, are the components of our flying operations and represented approximately 72.0%, 8.5%, and 2.6% of our revenue for the year ended April 30, 2004, respectively. Additionally, repair and overhaul, parts sales and composites manufacturing represented 9.9%, 6.0% and 1.0%, respectively.

We believe that our repair and overhaul and flight training capabilities reduce our costs and give us control over the quality of our maintenance and pilot training. We believe these capabilities enhance our competitive position, further diversify our revenue stream and solidify our worldwide reputation as a full-service, high-quality helicopter operator. Furthermore, helicopters must be serviced or overhauled on a scheduled basis and we believe that our repair and overhaul capabilities provide us with a growing source of relatively stable third-party revenue.

Our divisional headquarters in Australia, Canada, The Netherlands, Norway, Scotland and South Africa oversee bases located in over 30 countries and coordinate our flight operations and customer service. Our global customer base consists of a broad range of oil and gas companies and governmental bodies and includes operating subsidiaries of and governmental bodies in:

Agip	DeBeers	Republic of Ireland
Apache	Exxon Mobil	Royal Dutch/Shell Group
bp	Kerr-McGee	Statoil
Chevron	Maersk	Talisman
Commonwealth of Australia	Norsk Hydro	TotalFinaElf
Conoco Phillips	Premier	Unocal

We service the majority of our customers under contracts that typically contain some combination of fixed and hourly rates and have terms ranging from two to five years with one or more one-year renewal options. We derived approximately 75% of our revenue for the year ended April 30, 2004 from such long-term contracts. We estimate that the aggregate market value of the 141 aircraft we owned as of April 30, 2004 was approximately $572.1 million, compared to their net book value of $469.8 million.

Competitive Strengths

We believe that we have the following competitive advantages:

•
Global Coverage. We currently provide helicopter transportation services in over 30 countries and on all seven continents. Our broad geographic coverage and decentralized management structure enable us to respond quickly and cost effectively to customer needs and new business opportunities while adhering to local market regulations and customs. Since new contract start-up costs, including equipment and crew transportation and base set-up costs, can represent a significant portion of operating expenses, our global network of bases allows us to reallocate equipment and crews efficiently and bid on new contracts at competitive rates. Additionally, as the multinational oil and gas companies seek service providers who can serve them in many locations around the world, our geographic coverage makes us one of only two global providers who can effectively compete for many of these contracts.

•
Focus on Safety. In over 50 years of operations, we have developed sophisticated safety and training programs and practices that have resulted in a strong safety record. We have never failed the stringent safety and performance audits conducted by most of our customers, including oil and gas companies, before providers are permitted to bid on new projects. Our advanced flight training facility in Norway provides a wide variety of training services to our employees as well as civil and military organizations around the world. Providing these advanced training services enhances our global reputation for leadership and excellence in helicopter services.

•
Low Cost Operator. We believe that we have significant cost advantages over our competition with respect to our medium and heavy helicopter services, which increase our likelihood of winning new contracts. We believe that our economies of scale and in-house repair and overhaul capabilities gives us a cost advantage over competitors who must incorporate higher third-party repair and overhaul costs into their bids. Furthermore, our broad network of regional bases allows us to efficiently deploy our existing helicopters to service contracts worldwide.

•
Long-Term Customer Relationships. We have worked successfully for many years with major oil and gas companies, some of which have been our customers for more than 20 years. As a result of our established long-term customer relationships, our focus on safety and flight training, our crews’ experience and the quality of our services, we consistently meet or exceed our customers’ standards and are invited to bid on new projects. In addition to standard helicopter transportation services, certain of our customers rely on us for ancillary services, including our computerized logistics systems for crew scheduling and passenger handling services, all of which help strengthen our customer relationships.

•
Large, Modern and Diversified Fleet of Aircraft. To meet the diverse operational requirements of our customers, we maintain a large fleet that includes some of the most sophisticated helicopters in the world. As of April 30, 2004 we operated 192 helicopters (including 74 heavy, 106 medium and 12 light helicopters) and 14 fixed-wing aircraft. Our fleet includes 16 Super Puma MkIIs which we believe is the most advanced civilian heavy helicopter in service, and our other major global competitor operates three. Our diversified fleet consists of nine types of helicopters, including helicopters manufactured by Eurocopter, Sikorsky and Bell.

•
Retention of Asset Value. We estimate that the aggregate market value of the aircraft we owned as of April 30, 2004 was approximately $572.1 million. Since approximately 70-80% of a helicopter's value resides in its dynamic components, including engines, gearboxes and transmissions, which are replaced or upgraded on a regular basis, older models of helicopters that have been upgraded are capable of meeting many of the same performance standards as newer models of these helicopters. As a result, when helicopters are sold as part of our ongoing fleet management, we often receive prices in excess of net book value. For example, between May 1, 2000 and April 30, 2004 we disposed of helicopters for gross proceeds of $250.4 million, approximately 25.2% higher than their aggregate net book value of $200.0 million as at the dates of disposition.

17

•
In-house Repair and Overhaul Business. We believe that our repair and overhaul activities reduce our costs, position us as a full-service, high quality helicopter operator and further diversify our revenue streams. We are a market leader in repair and overhaul capability because we are the only licensed commercial engine and major component repair and overhaul facility in the world for the Eurocopter Super Puma helicopter (including the MkII), other than the original equipment manufacturer. This capability allows us to control the quality and the cost of our helicopter maintenance, repair and refurbishment.

•
Proven and Experienced Management Team. Our senior management team, including our executive management, the divisional presidents and managing directors, have an average of over 20 years of experience in the helicopter operations industry. Our management team has introduced a series of strategic initiatives in recent years that have focused managers in each of our operating divisions on cost reduction and improved fleet utilization. In addition, we have successfully integrated 10 acquisitions (excluding Schreiner) during the past 17 years.

Business Strategy

Our goal is to enhance our leadership position in the global helicopter services industry by continuing to provide value-added services to our customers while maximizing our return on assets and cash flows. In our pursuit of this goal, we intend to focus on the following key initiatives:

•
Strengthen Competitive Position in Existing Markets.We intend to increase our ability to win new, and renew existing, contracts, strengthen our existing customer relationships and enhance our competitive position by improving our focus on customer needs and reducing costs while maintaining our high standards for safety and reliability. For example, we have recently combined our UK and Norwegian operating units into a single European division with an integrated management team. We are also examining our worldwide operations for similar opportunities.

•
Growth Through Acquisition. On February 16, 2004 we completed our acquisition of Schreiner, which is based in The Netherlands. We intend to seek additional acquisition opportunities to further strengthen our position in our existing markets and to extend our reach into new markets.

•
Selectively Expand International Operations.We intend to capitalize on our broad geographic coverage, our long-term customer relationships and our fleet capabilities to pursue new opportunities in Africa, Asia and other developing oil and gas regions which we expect to be the fastest growing markets for offshore helicopter transportation services.

•
Continue to Expand Repair and Overhaul Business. We plan to expand our repair and overhaul business by further penetrating the Super Puma major component and engine overhaul market. Our licenses with Eurocopter and Turbomeca allow us to provide repair and overhaul services worldwide for all Super Pumas, including the Super Puma MkII. With over 500 Super Pumas operating in the worldwide civilian and military markets, we believe there are significant growth opportunities for our repair and overhaul operations. With the expiration on June 25, 2003 of our non-compete agreement with Vector Aerospace Corporation ("Vector"), a leading provider of repair and overhaul services for medium and light helicopters, we also intend to expand our repair and overhaul services offering to other types of helicopters.

•
Pursue Profitable New Business Beyond the Oil and Gas Sector. We believe that we have a competitive advantage in the search and rescue and emergency medical services sectors by virtue of our experience in servicing the oil and gas industry. We believe that this advantage stems from our ability to operate sophisticated twin-engine medium and heavy helicopters with highly-trained pilots in complex situations for large customers. Typically search and rescue and emergency medical services customers require the operator to meet stringent quality standards on a long-term basis, excluding from the bidding process operators who would otherwise compete primarily on the basis of price.

18

•
Continue to Focus on Long-Term Contracts. We seek to enter into long-term contracts with our major customers in order to maximize the stability of our revenue. Operations under long-term contracts represented approximately 75% of our April 30, 2004 revenue.

Industry

Helicopter Operations

Helicopters in use today may be divided into two general categories. Single-engine (light) aircraft, which have a passenger capacity of three to six, operate under visual flight rules ("VFR") (daylight and good weather flying only) and can be operated with one pilot. Given their low passenger capacity and inability to fly in poor weather conditions, these aircraft are generally limited to onshore operations. In recent years, we have sold most of our operations and aircraft in this category and at April 30, 2004, we had only 12 light helicopters in the fleet.

Twin-engine (heavy and medium size) aircraft require two pilots, have a passenger capacity of nine to 26 and can operate under instrument flight rules ("IFR") (daytime and nighttime flying under a variety of weather conditions). The greater passenger capacity, longer range, and ability to operate in adverse weather conditions make these aircraft more suitable than single-engine aircraft for offshore support. The high cost of these larger aircraft and their limited availability tend to lessen competition from smaller operators. We operated 180 helicopters in this category (74 heavy and 106 medium helicopters) at April 30, 2004.

Over the years, the use of helicopters has expanded from the oil and gas industry to include many other areas where urgency or difficulty of access combined with ease of unloading (vis-à-vis airplanes) justifies the cost of helicopter transportation. These areas include forestry, mining, search and rescue, emergency medical services, construction, mapping and recreation.

Various types of helicopters are required to meet the diverse needs of the industries they serve. Heavy and medium helicopters are generally utilized to support the oil and gas, construction and forestry industries, and for search and rescue support and emergency medical services. They are also used for transporting larger numbers of passengers and supplies or for lifting heavy loads and are capable of operating during the night and in adverse weather conditions. Typically equipped with IFR equipment, medium and heavy helicopters are capable of long distance flights to offshore oil platforms. Where appropriate, specialized equipment is installed for providing emergency medical service support or for use in certain challenging environments such as the North Sea. Light and medium helicopters are used to support the utility and mining sectors, as well as some areas of the construction and forestry industry, where transporting a smaller number of passengers or carrying light loads is required.

The level of worldwide offshore oil and gas exploration and production has traditionally influenced demand for helicopter transportation services. After a period of decline, there was an improvement and stabilization in oil prices in 1999, which has continued into 2004. While oil and gas prices have remained high since 2002, activity levels in the North Sea have decreased. This decrease was in part due to the decision by a number of large oil and gas producers to sell older assets in the North Sea to allow them to focus on non-North Sea properties. Asset sales have continued during fiscal 2004, with producers such as Chevron, Shell and bp selling assets to smaller producers such as Perenco, Energy North Sea, Apache, Talisman, Centrica and Venture. We provide helicopter services to many of these smaller producers in the North Sea.

We contract with customers to provide aircraft for various periods of time. Contracts for helicopter services in support of oil and gas exploration activities are generally short-term, usually 12 months or less. Contracts for transport of personnel and equipment to oil and gas production sites are generally long-term with terms typically ranging from two to 10 years, averaging approximately 3.5 years. Such contracts are ordinarily awarded following a competitive bidding process among pre-qualified bidders. Contracts may be based on a fixed monthly fee with an additional hourly charge for actual flight time, or solely on an hourly charge for actual flight time. Typically, we supply crew and maintenance personnel in addition to aircraft. However, we have a limited number of contracts under which we supply aircraft only, often in conjunction with repair and overhaul and training services. We will continue to pursue this latter type of contract as such arrangements may allow us to partner with other local operators to effectively penetrate new markets.

A substantial number of our long-term contracts contain provisions permitting early termination by the customers without penalty. However, with the exception of contracts that were transferred to another operator due to the merger of oil and gas producers and a contract with the U.N. Monitoring, Verification and Inspection Commission that was cancelled upon the start of the war in Iraq, during the last six fiscal years, no customer has exercised that right. Prior to the expiration of a contract, our customers typically solicit new bids for the next contract period. Contracts are typically awarded based on a number of factors, including price, long-term relationships, safety record of the helicopter service provider and quality of customer service. Generally, an incumbent operator has a competitive advantage in the bidding process stemming from its relationship with the customer, its knowledge of site characteristics, its understanding of the cost structure for the specific operations and its proven ability to meet service level requirements and provide the necessary aircraft and services.

On July 31, 2004, our North Sea contract with bp in Aberdeen, Scotland expired. As a result of our efforts to redeploy the helicopters used to service bp, we have been awarded a contract by Apache to service a North Sea oilfield that Apache recently purchased from bp that we previously serviced under a contract with bp. Furthermore, we have been awarded a contract for the provision of two Super Puma aircraft for oil and gas operations in Brazil, and have redeployed a Super Puma to Angola for oil and gas operations.

Our contracts generally require that fuel be provided directly by the customer or be charged directly to the customer based on our actual fuel costs. As a result, we have no significant exposure to changes in fuel prices.

New contract start-up costs, including equipment and crew transportation and base set-up costs, can represent a significant portion of operating costs. We therefore believe that our global network of bases and operating licenses give us a competitive advantage in bidding on new contracts throughout most of the world. With bases in over 30 countries and on all seven continents, we are positioned to meet the requirements of our customers in most regions within short periods of time at competitive rates. We have long-term working relationships with most of the major oil and gas companies, including the operating subsidiaries of bp, ExxonMobil, ConocoPhillips, Shell, Statoil, Norsk Hydro, TotalFinaElf, Chevron, Maersk and Unocal, many of which have been our customers for more than 20 years.

The following tables break down our revenues for helicopter operations by industry sector and geographic area respectively and indicate revenue for each sector or area as a percentage of total revenue from helicopter operations for each of the fiscal years ended April 30, 2004, 2003, and 2002. Revenue from helicopter operations does not include revenue from repair and overhaul, composites and flight training.

Revenue by Industry Sector	2004		2003		2002

	(in millions)%		(in millions)%		(in millions)%
Oil and gas	$528.5	81.7	$523.3	82.3	$481.8	85.7
Search and Rescue/Emergency Medical Services	62.0	9.6	57.0	9.0	37.8	6.7
Helicopter Passenger Transport and Other	56.4	8.7	55.5	8.7	42.5	7.6

Total	$646.9	100%	$635.8	100%	$562.1	100%

Revenue by Geographic Area	2004		2003		2002

	(in millions)%		(in millions)%		(in millions)%
European Operations
Norway	$177.2	27.4	$181.9	28.6	$151.1	26.9
UK	248.3	38.4	269.7	42.4	244.2	43.4

Total	425.5	65.8	451.6	71.0	395.3	70.3

International Operations
Australia	72.3	11.2	63.0	9.9	51.7	9.2
Africa	39.9	6.2	33.7	5.3	25.7	4.6
Other	78.4	12.0	87.5	13.8	89.4	15.9

Total	190.6	29.4	184.2	29.0	166.8	29.7

Schreiner Operations	30.8	4.8	—	—	—	—

TOTAL	$646.9	100%	$635.8	100%	$562.1	100%

European Operations

We are one of the leading providers of helicopter services in Europe. We provide offshore services to customers located primarily in the UK, Norwegian and Danish sectors of the North Sea. We also provide helicopter services (primarily search and rescue) in Ireland. Our primary European bases are located in Aberdeen, Scotland and Stavanger, Norway, where we conduct our operations in the UK and Norwegian sectors of the North Sea, respectively. We operate 71 helicopters in Europe, including 41 Super Pumas, the most modern heavy commercial helicopter currently servicing the major oil and gas companies in the North Sea. During fiscal 2004 we undertook a comprehensive review of our European operations, in conjunction with our labor unions. The result of this review was a decision to combine the management of our UK and Norwegian operating divisions. This should result in an improved focus on the customer and make our European operations more competitive.

Norwegian Operations: While the focus on the oil and gas sector in Norway is substantially the same as in the UK, differences in regulatory regimes and territorial issues make it more appropriate to service the Norwegian sector of the North Sea from Norway. These regulatory differences also limit somewhat our operational flexibility and impact our costs.

Our Norwegian operations primarily service oil and gas customers in the North Sea including Statoil, Phillips, bp and Norsk Hydro.

We operate 28 helicopters in Norway consisting of 24 heavy helicopters, including 19 Super Pumas (of which nine are Super Puma MkIIs) and four medium helicopters. Super Puma helicopters are frequently requested by major oil and gas companies and, in our opinion, are currently in short supply within both the new helicopter and helicopter resale markets.

During the year we were awarded expanded, multi-year contract renewals by Statoil and Norsk Hydro for the provision of heavy helicopter transportation services in the Norwegian North Sea. The combined annual revenue from these contracts is approximately $86 million over the contract terms ranging from three to 11 years. We believe we will continue to be a leader in the Norwegian helicopter services market as a result of our long-term relationships and our reputation for safe, high-quality service. The other major helicopter service provider in the Norwegian sector of the North Sea is Norsk Helicopters.

UK Operations: Our UK operations primarily service oil and gas customers in the UK sector of the North Sea, including operating subsidiaries of bp, Mobil, Talisman, Conoco Phillips, Apache, Kerr-McGee and TotalFinaElf, some of which we have serviced for more than 10 years. Our UK operations also manage our operations in Denmark, where we signed a long-term contract in 1999 with Maersk to provide offshore helicopter support and in Ireland, where we perform search and rescue as well as oil and gas support.

We operate 43 helicopters in our UK operations, primarily in the UK sector of the North Sea. Our UK fleet consists of 29 heavy helicopters and 14 medium helicopters, many of which are specially equipped for the North Sea. Included in our heavy helicopter fleet are 22 Super Pumas, including seven Super Puma MkIIs.

During the year we were successful in being awarded new contracts for the provision of Super Puma helicopter services to (1) Apache North Sea, (2) Technip Offshore UK and Venture Production, and (3) a combined group consisting of Eni UK, BG Group and Conoco Phillips Petroleum UK.

We believe we will continue to have opportunities to obtain new contracts in the UK portion of the North Sea. The other major helicopter service providers in the UK sector of the North Sea are Bristow Helicopters Ltd and Bond Offshore Helicopters Limited.

New Business Opportunities in Europe: There is potential for new oil and gas developments off the west coasts of Scotland and Ireland, around the Shetland and Faroe Islands, and in the North Sea off the northern coast of Norway. These opportunities are expected to lead to additional helicopter service requirements. We believe we are well positioned to compete for these new contracts as a result of: (1) our long-standing relationships with many of the major oil and gas companies which are expected to play a significant role in these projects; and (2) the need for long-range Super Puma MkIIs and Sikorsky S-92 helicopters to reach more remote regions.

International Operations

Our international operations provide helicopter services in 24 countries in Africa, Asia, Australia, the Middle East, South America and offshore Canada, principally to customers in the oil and gas sector. We believe that the collective international experience we have gained over the last 46 years enables us to draw upon our knowledge of local conditions to provide high levels of customer service in diverse operating environments. Our international operations consist of CHC International, based in Vancouver, Canada; CHC Australia, based in Adelaide, Australia; and CHC Africa, based in Cape Town, South Africa.

In some of the countries in which we operate, local regulations impose certain nationality requirements. As a result, we often obtain a license to operate in that country in conjunction with a local representative or partner. Our representatives or partners typically receive a small percentage of local revenues or a fixed fee but generally do not provide any personnel or assume any of the liabilities related to performance of the contract. We currently have representatives or partners in a number of countries including Azerbaijan, Ecuador, Equatorial Guinea, Libya, Myanmar, Namibia, Saudi Arabia and Thailand. We believe we have a competitive advantage in securing contracts in these areas due to our established local partnerships. In other jurisdictions such as India, Angola, Brazil and Malaysia, we provide aircraft and maintenance services to other local helicopter operators.

CHC International: CHC International provides helicopter services through 18 bases in 14 countries around the world. These bases are coordinated through our division based in Vancouver, Canada, which operates a fleet of 37 aircraft, including eight heavy helicopters, 27 medium helicopters and two fixed-wing aircraft. In the fiscal year ended April 30, 2004, CHC International conducted business with major oil and gas companies including operating subsidiaries of Shell, bp, ExxonMobil, Unocal, Chevron, Triton and TotalFinaElf. Our strong customer relationships, established reputation, ability to operate in various environments and commitment to quality, safety and cost efficiency have proven to be extremely important in the international markets. We have been serving Unocal in Thailand for 30 years. Since our establishment in Azerbaijan over 10 years ago, we have been working on long-term projects in the Caspian Sea with a consortium led by bp and another consortium led by TotalFinaElf and ExxonMobil. In the Philippines, we are under contract until 2005, with an additional two-year extension option. We are also established in Saudi Arabia, where we are currently providing services to the Arabian Oil Company under contract until December 2005. We are well established on the east coast of Canada, having contracts with ExxonMobil. We also maintain contracts for ongoing work in such countries as Malaysia and Ecuador. During this year we were able to penetrate the oil and gas industry in India and commencing May 1, 2004 we began providing Super Pumas in Brazil.

During fiscal 2004 we were awarded contracts to provide helicopter services in support of oil and gas operations of (1) Total Exploration and Production in Myanmar, (2) Petrobras in Brazil, (3) Unocal in Thailand, (4) Encana in Ecuador, (5) Kuwait Gulf Oil Company and Aramco Gulf Operations, (6) United Helicharters in India, (7) PTT Exploration and Production in Thailand, and (8) Chevron in Thailand.

    CHC Australia: Our Australian operations, as well as a small portion of our Southeast Asian operations, (principally East Timor) are conducted by CHC Australia, with headquarters in Adelaide, Australia which operates a fleet of 32 helicopters, including five heavy, 21 medium and six light helicopters. We are a leading commercial helicopter operator in Australia. Our customers include Coogee Resources and Phillips Petroleum, which, along with other oil and gas companies, represents approximately 37% of our Australian revenues in 2004. In addition, we operate emergency medical services in South Australia, Western Australia, Queensland, the Australian Capital Territory and Victoria, perform search and rescue services for the Royal Australian Air Force, and provide various functions supporting the utility and construction industries, such as pipeline inspection. We also work with the United Nations in East Timor using two helicopters for personnel transportation and medical evacuation. We also perform helicopter support services for police forces in Victoria and South Australia.

During the year we were awarded a new five-year contract (with extension options of up to an additional five years) by the Western Australia Government Fire and Emergency Services Authority and a 10-year renewal (plus extension options of four years) to supply search and rescue helicopters and crews and to provide additional support helicopters to the Royal Australian Air Force.

CHC Africa: Our African operations are headquartered in Cape Town, South Africa, with nine bases in seven countries in Africa that support oil and gas exploration and mining activities, as well as provide emergency medical and other services. With a fleet of 24 helicopters and two fixed-wing aircraft, CHC Africa services a variety of customers, including Shell, ExxonMobil, Sonair, Triton/Hess, DeBeers, Soekor, the government of South Africa and the city of Cape Town. During the year we were awarded a five-year contract renewal for the Mobil Equatorial Guinea operations off the coast of West Africa, commencing March 1, 2004.

New Business Opportunities for our International Operations: Our geographic coverage enables us to serve multinational oil and gas customers on a worldwide basis. We see potential growth opportunities through our international operations in regions such as South America, West Africa, Thailand, Angola, Malaysia, India, and offshore Eastern Canada. Each of the regions includes potential helicopter service contract opportunities linked to oil and gas exploration and production projects.

Schreiner Operations

    Schreiner’s operations include a fleet of 38 aircraft, including 28 helicopters and 10 fixed-wing aircraft, providing aviation services primarily to the offshore oil and gas industry in Europe, Africa and Asia. We are, through Schreiner, the largest helicopter operator in the Dutch sector of the North Sea, with helicopters providing support to the offshore oil and gas industry and emergency medical services. We are also a major operator in Africa, providing helicopter and fixed-wing aviation support services to the oil and gas industry, with significant offshore helicopter support services in Nigeria and Cameroon, and longstanding pipeline construction and maintenance/surveillance support in Chad. In Nigeria we support offshore and onshore oil and gas operations. In addition to the aircraft that we own, we also operate nine aircraft owned by our 40% owned equity investee in Nigeria, in support of oil and gas operations. In addition, we operate scheduled domestic flights in Nigeria utilizing our fleet of primarily DeHavilland fixed-wing aircraft. In Cameroon and Chad, we utilize helicopters and fixed-wing aircraft to support a major pipeline project linking oil fields in southern Chad with terminal facilities off the Cameroon coast. We also own, through Schreiner, an aircraft parts business, and we hold a 37.8% investment in Inaer, Inversiones Aereas S.R.L. ("Inaer") the largest onshore and offshore helicopter operator in Spain. We began consolidating the operations of Schreiner into our consolidated financial statements effective February 16, 2004 and report its results as a separate segment.

    Through Schreiner, we also operate a fixed-wing maintenance center in The Netherlands and a military target manufacturing business in Canada and The Netherlands, all of which we consider non-core and may divest.

Canadian Operations

Effective October 31, 2000, we sold CHL, our Canadian onshore helicopter operations, retaining only a 42.75% interest.

The sale did not include our offshore oil and gas operations on the east coast of Canada. The results of these operations are included in the international flying segment results. CHL has agreed not to compete with us for offshore oil and gas work in Canada until at least October 31, 2005.

Competition

We are one of only two global providers of helicopter transportation services to the offshore oil and gas industry. Both we and our global competitor have a modern fleet of helicopters, a global presence, long-term relationships with major oil and gas companies and a reputation for providing safe, high-quality, reliable service. There are other competitors, but they are smaller, regional operators. During 2003, a new competitor entered the UK sector of the North Sea market. This competitor has established operations in Aberdeen, Scotland and on August 1, 2004 commenced providing helicopter services that were previously performed by us under a long-term contract with bp that was not renewed. During the year ended April 30, 2004, we renewed all five of the contracts in the North Sea that were previously up for renewal representing combined average annual revenue of approximately $91.0 million over their terms, which, including option periods, range from five years to 11 years.

We have a significant market position in all global offshore oil and gas markets, with the exception of the Gulf of Mexico, where we do not have a presence. Our absence in that market stems from the fact that the oil and gas companies operating in the Gulf of Mexico utilize primarily light and medium helicopters under short-term contracts. We estimate that we have a market share of approximately 65% in the combined Norwegian, UK, Danish and Dutch sectors of the North Sea, the world’s largest area of offshore oil and gas development. We believe we are well positioned to capitalize on future growth opportunities. As oil and gas wells are depleted, it is expected that oil companies will go further offshore to develop deep-water reserves. Our global presence, long-term customer relationships and modern fleet of aircraft position us to participate in new oil and gas developments in most offshore oil and gas regions.

The limited supply of helicopters available for use in the offshore oil and gas industry is a competitive advantage for us. In our experience, the Super Puma is the aircraft most requested by the major oil and gas companies operating in the North Sea, our major market, due to its superior range and payload. At present, we and our major competitor operate approximately 90% of the worldwide fleet of commercial Super Pumas configured for offshore work. The manufacturer of the Super Puma does not stock new aircraft. The current lead time to acquire a new Super Puma ranges from 18-24 months. There is no substitute for the Super Puma in commercial operation that is currently acceptable to major customers operating in the North Sea and certain other regions where large numbers of passengers are transported long distances offshore. During the next year, both we and our major competitor will introduce the Sikorsky S-92 aircraft in Norway. The S-92 is a heavy helicopter that has similar capabilities to the Super Puma MkII and is now being requested by some of our customers.

In our international markets services are usually provided by medium helicopters. However, as oil and gas production and exploration in the international markets move further offshore, there will be an increasing need for newer heavy helicopters.

Our fleet includes the newest model of the Super Puma, the MkII, the most advanced heavy helicopter in operation in our markets. We had 16 Super Puma MkIIs in our fleet as at April 30, 2004. We believe that another competitor in the UK has a number of MkIIs on order.

In our medium and heavy helicopter operations, we compete against a number of helicopter operators including OLOG, the other global commercial helicopter operator, and numerous local and regional operators. In addition, many of our customers in the oil and gas industry have the financial capability to perform their own helicopter flying operations in-house should they elect to do so. The technical requirements of operating helicopters offshore have increased as oil and gas activities have moved further offshore and more sophisticated aircraft are required to service the market, which increases the costs of assets required to be deployed.

Repair and Overhaul

All aircraft include engines, components and accessories that are required by their manufacturers and government regulations to be serviced and overhauled after a pre-determined number of flying hours. The repair and overhaul process includes the disassembly, cleaning, inspection, repair and reassembly of engines, components and accessories, which have a limited time-life, including the testing of complete engines and components. The choice of whether to perform a given task in-house or to outsource to a third party depends on the complexity and cost of the task and the capabilities and reliability of the operator in question. Companies engaged in the repair and overhaul business are required to obtain licenses from government regulatory bodies and, in many cases, the manufacturers. Companies active in this industry include the manufacturers of helicopters, components, and accessories; repair facilities authorized by the manufacturers to repair and overhaul their products; and small workshops not typically authorized by the manufacturers. The low cost of transporting components relative to the total cost of the repair and overhaul services has resulted in the development of a worldwide market for repair and overhaul services.

Through our wholly-owned subsidiary, Astec Helicopter Services ("Astec"), we currently operate the only licensed commercial major component repair and overhaul facility in the world for the Eurocopter Super Puma helicopter, other than the original equipment manufacturer. Our facility, located in Stavanger, Norway, is also an authorized customer service facility for Bell Helicopter Textron and has been designated by engine manufacturer General Electric as an approved repair and overhaul facility for the GE CT-58 engine used in the Sikorsky S-61 helicopter and other types of aircraft. We also operate an authorized customer service facility for Turbomeca's Makila engines, which are used to power Super Pumas. In January 2000, we entered into an agreement to expand our license with Eurocopter into a worldwide license for the repair and overhaul of Super Puma major components and to include the Super Puma MkII model in the license. In February 2001, we entered into an agreement with Turbomeca to expand our licenses for the repair and overhaul of Makila engines to include civilian and military helicopters in regions outside of Scandinavia. In addition, our facility has been certified to repair and overhaul helicopters by the joint European approval system for aircraft maintenance organizations and is ISO-9001 certified. Through Astec we also operate repair and overhaul facilities in Aberdeen, Scotland.

In addition to providing repair and overhaul services for our fleet of 48 Super Pumas, our facilities, experience and reputation position us to increase our market share of repair and overhaul services for the world’s approximately 500 Super Pumas, of which approximately 80% are employed in non-civil and military operations. In October, 2003 we entered into an agreement with Sikorsky by virtue of which our repair and overhaul facilities will be considered a manufacturer approved maintenance center for the provision of modification and logistics support for certain Sikorsky S-92 aircraft when that aircraft type enters commercial operation. At that time we also established the capability in our repair and overhaul operations to perform repair and overhaul services on Super Puma MkII dynamic components, and are currently performing such work on the Super Puma MkIIs in our existing fleet.

Our repair and overhaul facilities have a staff of highly skilled mechanics and engineers with an average of approximately 15 years of service. Repair and overhaul services provided by our facilities include (1) airframe inspections, designs and modifications, (2) engine overhauls, repair and testing, (3) dynamic, hydraulic, mechanical, and other component overhauls, repairs and testing, (4) avionics overhaul and repair, (5) other miscellaneous equipment repair and maintenance and (6) logistical and technical support to helicopter operators. These services are performed through numerous workshops at the Stavanger, Norway facility, which include sheet metal, interior, and safety equipment workshops and paint facilities in addition to engine and parts workshops to provide customers with full service capabilities.

We have developed a unique "one stop shop" concept for helicopter support whereby we directly support operators who are either setting up a remote operation, or expanding into the Sikorsky S-61 or Super Puma markets. We are also becoming positioned to offer airframe repair and overhaul services for the Boeing Chinook CH-47 heavy military helicopter.

Our repair and overhaul facilities currently provide a range of helicopter support services for our own helicopter operations and for third-party military and commercial helicopter operators in the UK, Spain, Denmark, Ireland, Canada, Brazil, The Netherlands, Australia and Indonesia. Third-party customers include the Royal Norwegian Air Force, Royal Netherlands Airforce, Swedish Airforce, Finnish Frontier Guard, German Border Guard, Brunei Shell and Cougar Helicopters.

We and Vector (and certain others) entered into a non-competition agreement on June 25, 1998, in connection with the sale of the repair and overhaul segment of our business at that time to Vector, whereby we agreed that until June 25, 2003, we would not engage in certain repair and overhaul activities that were competitive with certain activities of Vector. We currently perform work for our own helicopters, third-party work involving the scope of services and customer base as they existed when we acquired HSG, and continuation of, and any territorial expansion of, our licenses for repairing and overhauling Eurocopter Super Puma helicopter components and their Turbomeca Makila engines for third parties. With the expiration of the non-compete agreement, we are reviewing our options for the repair and overhaul of our medium aircraft previously provided by Vector, including the possibility of performing a portion or all of this work in our own repair and overhaul facilities.

During the year ended April 30, 2004, we were awarded a contract with the German Ministry of the Interior to upgrade 10 Super Puma AS332L helicopters during fiscal 2005 through 2008. Five of the aircraft will come from our fleet of Super Pumas as part of our ongoing fleet modernization program. The aircraft that we will be selling will range in age from 20-25 years.

Competition

    Our main competitors within the repair and overhaul business are the original equipment manufacturers of helicopters and their components. As such, our main competitors are also our main parts suppliers. To minimize issues related to the availability and pricing of parts that we need to perform our business, we generally have long-term supply arrangements with the original equipment manufacturers and work closely with them on items such as modifications and approvals of parts and components.

    Factors that affect competition within the repair and overhaul market include price, quality and customer service. We believe that we have a competitive advantage over original equipment manufacturers in that we focus on supporting commercial operators. Original equipment manufacturers provide services to governments and military customers as well, who we believe have traditionally not been as cost and time conscious as commercial operators. We believe that our focus helps reduce the amount of time that the helicopter or component is out of service due to maintenance and modification programs, which provides an advantage for bidding on contracts. These down time reduction benefits are not only attractive to commercial operators, but also military and government helicopter operators due to increasing pressure on their budgets. With over 500 Super Pumas and other heavy helicopters operating in the worldwide civilian and military markets, we believe there are significant growth opportunities for our repair and overhaul operations.

Composites

CHC Composites Inc. ("Composites") is a subsidiary that manufactures composite aerospace components and bonded panels. Composites was established in fiscal 1999 and commenced commercial production on May 1, 2002. During fiscal 2003 we were awarded a five-year contract, to 2008, with Aero Vodochody of the Czech Republic for the manufacture of aerospace components for the Sikorsky S-76 helicopter. The contract is expected to generate estimated annual revenues of $5 million. Production commenced in early calendar 2004. In addition, we also have a contract to manufacture components for Bombardier and for other helicopter manufacturers.

Flight Training

We operate an advanced flight training facility in Norway that provides additional revenue and enhances our global reputation for excellence and leadership in helicopter services. The facility enables us to satisfy fully the Super Puma training requirements for our pilots in addition to selling training services to external pilots.

Our experienced instructors provide a wide variety of training services to our employees as well as civil and military organizations around the world. Technical ground school courses are taught to both pilots and technicians. Our Norwegian flight training operation, based in Stavanger, Norway has two full flight simulators and is certified and approved by the Norwegian Civil Aviation Authority as well as several other national aviation authorities. Since its inception, this facility has trained more than 22,100 pilots and mechanics from over 40 countries.

Seasonality

There is some impact of seasonality in our operations. The seasonal variations are due primarily to variations in the activity levels of our oil and gas industry customers’ exploration and development activities. Generally, the third quarter is most negatively impacted by seasonality. The second quarter, which includes a portion of the peak summer period, has historically been the strongest. Typically, our net earnings also follow this pattern.

Safety and Insurance

Operation of helicopters involves some degree of risk. Hazards, such as aircraft accidents, collisions and fire, are inherent in providing helicopter services. We maintain a flight safety organization that is responsible for ensuring compliance with safety standards within our organization and the requisite proficiency among flight crews. Our safety organization is responsible for training flight crews, conducting regular safety audits and seminars for all flight personnel, and generally ensuring safe operating techniques and standards consistent with Canadian and other government regulations and customer requirements. In addition, aviation regulatory bodies and customers conduct safety audits to ensure that our standards meet their requirements.

During the two fiscal years ended April 30, 2004, we experienced two accidents involving injury, death or significant property damage: (1) an EMS helicopter crashed in Australia, resulting in the deaths of three crew members; and (2) a hard landing of a helicopter during training exercises in Azerbaijan resulting in the total loss of the helicopter with only minor injuries to the crew.

In addition, a helicopter owned and operated by Inaer, a company of which Schreiner owns 37.8% but does not manage, recently crashed in the Canary Islands during an emergency medical services operation, resulting in the death of five passengers and crew members. Insurance for Inaer’s aircraft is provided directly by Inaer, not by Schreiner or us.

An incident occurred on September 8, 1997, when an HSG Super Puma, on contract with Statoil, crashed into the sea over the Norne oil field, resulting in the deaths of the two crew members and all ten passengers on board. Claims arising in connection with the Norne accident have been divided into three types: loss of hull, search and rescue costs and workers’ compensation. The claim for loss of hull was settled during 1997 for U.S. $11.8 million, with HSG and third-party insurers each bearing some costs. The Norwegian workers compensation board has paid NOK 2 million per person killed in the accident to their respective families. HSG has not had to pay any amounts with respect to liability claims arising under this accident and does not anticipate any future claims at this time. In July 2003 we reached an agreement with the aircraft manufacturer and our insurers under which the manufacturer would pay U.S. $6.25 million to settle this cost recovery claim. The net proceeds of this claim of approximately U.S. $5.0 million were allocated between us and our insurers.

We maintain liability insurance coverage against general and aircraft liability, including personal injury, subject to a self-insured retention. In addition, we have separate hull policies that generally insure against physical loss of, or damage to, our helicopters in certain circumstances, subject to a self-insured retention, including losses due to war, expropriation, confiscation and nationalization. We are not insured for loss of profit or loss of use of our helicopters.

Government Regulation

European Aviation Licenses

    Companies wishing to hold a license to operate helicopters in the European Union or the European Economic Area must be owned and controlled by a citizen of a country of the European Union or the European Economic Area. Our ability to hold aviation licenses in Europe is contingent on our controlling shareholder, Mr. Craig L. Dobbin, who is a citizen of both Canada and the Republic of Ireland, a European Union Member State, owning and controlling us. As required by our senior credit facility, we have developed a proposal for steps that we may take, including through a restructuring of our European operations, so that our operating licenses in Europe are not dependent on the citizenship of Mr. Craig L. Dobbin. The proposal must be capable of being implemented within six months of a request by the lenders under the facility. During fiscal 2002 Mr. Dobbin’s five adult children were granted Irish citizenship, thereby providing a further succession alternative to ensure our long-term eligibility to operate in Europe.

UK Regulation

Requirements for Operating License

Our UK operating subsidiary, Scotia, has been issued an operating license by the UK Civil Aviation Authority. Formerly, operating licenses were held by two of our UK subsidiaries, Brintel and Scotia (previously Bond Helicopters Limited ("Bond")), but as of June 30, 2000 the helicopter operating business and assets of Brintel were transferred, for value, to Bond. Bond was renamed CHC Scotia Limited and is now the only operating subsidiary in the UK in our group, and therefore our only subsidiary holding a UK operating license. Without this operating license, we would not be able to operate helicopter services through our UK subsidiary. Under applicable European law, all of our European subsidiaries that operate helicopter services must be "effectively controlled" and "majority owned" by nationals of Member States of the European Union or the European Economic Area to maintain their operating licenses. We are controlled by Mr. Craig L. Dobbin, a citizen of both Canada and the Republic of Ireland (a Member State of the European Union).

In January 1994, two competitors of Brintel (at that time the only UK operating company in our group) complained to the European Commission and the UK Civil Aviation Authority that the ownership structure of CHC and Brintel did not comply with the requirements of European licensing regulations and one competitor brought an application in the English courts for judicial review of the UK Authority’s decision not to revoke Brintel’s operating license following the acquisition of Brintel by CHC. Subsequently, Brintel received notice that, as a result of communications with the European Commission, the UK Civil Aviation Authority believed that Brintel may not satisfy the nationality requirements of applicable European law. The UK Civil Aviation Authority subsequently informed the UK Secretary of State on December 4, 1997 that it had reason to believe that Brintel did not comply with the ownership requirements of applicable European law. The UK Secretary of State had the ability to direct the UK Civil Aviation Authority to withdraw Brintel’s operating license for failure to comply with such requirements.

To resolve the ownership issues with the UK Civil Aviation Authority and the European Commission, we entered into an agreement with the UK Department of the Environment, Transport and the Regions to effect a transaction that was approved by our shareholders on December 9, 1997. Pursuant to that agreement, we created and issued 11 million ordinary shares, a new class of restricted voting securities, to a corporation indirectly wholly-owned by Mr. Dobbin for $33 million. We loaned that corporation the $33 million to purchase the ordinary shares. The loan is secured by a lien on the ordinary shares. The ordinary shares are entitled to one vote for every 10 ordinary shares held and to dividends equivalent on a per share basis to any dividend paid on our subordinate voting shares, but each dividend paid on the ordinary shares requires prior minority shareholder approval.

In connection with these transactions, Mr. Dobbin and related corporations entered into an agreement with us under which they agreed, among other things:

•	not to directly or indirectly sell or transfer any of the ordinary shares, except for transfers that have been approved by a committee of independent directors of CHC; and

•
not to take any action to cause or support our dissolution, liquidation or winding-up or other distribution of our assets unless the dissolution, liquidation or winding-up or other distribution has received minority shareholder approval.

As a result of these transactions, we were advised by the UK Civil Aviation Authority that it did not intend, in the absence of any further change in circumstances or any information available to it, to take any further action in relation to Brintel in the context of the ownership requirements of applicable European licensing law. Although discussions and correspondence with the European Commission, the UK Department of Environment, Transport and the Regions and the UK Civil Aviation Authority confirmed that the issuance of the ordinary shares to Mr. Dobbin in December 1997 allowed us to satisfy the nationality requirements, this will not necessarily preclude further challenges of Scotia's right to maintain its operating license on this or any other basis. Further, Scotia's eligibility to maintain its license could be adversely affected if Mr. Dobbin were to dispose of the shares he holds in CHC, if his percentage ownership of CHC was otherwise decreased or if he were to die and no alternative arrangement acceptable to the UK Civil Aviation Authority were implemented. While we do not believe this is probable, the revocation of the license would have a material adverse effect on our business, financial condition and results of operations.

Following our acquisition on August 11, 1999 of over 90% of the shares of HSG, including its subsidiary Bond, which operated in the UK, we disclosed the details of the transaction to the UK Civil Aviation Authority and obtained written confirmation from the UK Civil Aviation Authority that the licensing of Bond would not be adversely affected by its acquisition by us.

Norwegian Regulation

Requirements for Operating License

Our Norwegian subsidiaries are, through Norway's status as a Member State of the European Economic Area, subject to the same European Union nationality requirements with regard to ownership and control as our UK subsidiaries. On May 9, 1999, in response to objections initiated by the previous management of HSG, the Norwegian Ministry of Transport confirmed in writing that it had adopted the same position as the UK Civil Aviation Authority with regard to our satisfaction of the European Union (and European Economic Area) nationality requirements and therefore would not challenge HSG’s eligibility to hold helicopter operating licenses in Norway after our acquisition of HSG.

Dutch Regulation

Requirements for Operating License

Our Dutch subsidiary is, through the operations of its subsidiaries, subject to the same European Union and European Economic Area nationality requirements with regard to ownership and control as are our UK and Norwegian subsidiaries. The Dutch Civil Aviation Authority advised Schreiner in writing prior to our acquisition of Schreiner that Schreiner was in compliance with applicable European ownership and control requirements and, based on information provided by us, would continue to be so following its acquisition by us. In accordance with Dutch Civil Aviation Authority procedures, we were required to submit certain information regarding our ownership and control to the Dutch Civil Aviation Authority following our acquisition of Schreiner to formally demonstrate that Schreiner continues to meet the European ownership and control requirements. We have submitted the required information to the Dutch Civil Aviation Authority.

Canadian Regulation

Requirements for Operating License

Our helicopter operations in Canada are regulated under the provisions of the Aeronautics Act (Canada) (the "Aeronautics Act"). Air operator certificates are issued by the Minister of Transport (Canada) pursuant to the Aeronautics Act and related regulations and orders. To receive an air operator certificate, an applicant must satisfy certain requirements with respect to its operations.

We have an air operator certificate. Our ability to conduct business is dependent on our ability to maintain our air operator certificate. We no longer directly carry on light helicopter operations in Canada, but we operate heavy helicopters off Canada’s east coast in support of the oil and gas industry.

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

To operate an aircraft in Australia, it must be registered with CASA and a valid Certificate of Airworthiness must be obtained and be valid and in effect. The operation of an aircraft for a commercial purpose into, out of or within Australian territory can only be undertaken as authorized by an Air Operators’ Certificate. CHC Australia has been licensed by CASA to conduct charter operations within, into, out of and outside of Australian territory and to engage in the maintenance of aircraft and maintenance of aircraft components.

South African Regulation

Requirements for Operating License

Aviation services in South Africa are regulated under the Air Services Licensing Act for domestic service and the International Air Services Act for international services. Additionally, aircraft used in such services must be registered under the Aviation Act, 1962. The Air Services Licensing Council issues domestic licenses if satisfied that (a) the service will be safe and reliable, (b) the applicant is a resident of South Africa or, if a corporation is incorporated in South Africa and 75% of the voting rights are held by South African residents, (c) the applicant will be in control of the service and (d) the aircraft is registered in South Africa. Upon acquiring its interest in Court Air, HSG obtained a letter from the Ministry of Transport in South Africa, confirming its approval of HSG’s indirect acquisition of Court Air on the basis that Court Air’s immediate parent, Court Air Holdings (Pty) Ltd., was a South African registered company. Legal advice from our South African counsel has confirmed that Court Air’s licenses for helicopter operations in South Africa should not be adversely affected by our acquisition of HSG, but cautioned that there is some continuing risk that the South African Ministry of Transport could reverse its prior decision. No action with respect to these licenses has been taken since our acquisition of HSG in 1999. While we do not believe this is probable, any such action could materially and adversely affect our business, financial condition and results of operations. There are also requirements for an operating certificate, uninterrupted operation and insurance. The requirements for an international license are similar, with an additional requirement that the service can be operated within the structure of existing air service in South Africa. The International Air Services Council may also take into account the financial capability of the applicant, economic and other national interests of South Africa and the effect on existing services. Domestic fares are unregulated but international fares are governed by international agreements between governments.

Black Empowerment

Black Empowerment legislation in South Africa requires that we have a local partner that satisfies the black empowerment requirements in order to be able to bid on contracts in South Africa. We have entered into an arrangement with a black empowerment partner that will enable us to bid on future contracts.

Other International Regulation

Helicopter operations in other foreign countries are regulated to various degrees by their governments and must be operated in compliance with those regulations. These regulations may require us to obtain a license to operate in that country, may favor local companies or require operating permits that can only be obtained by locally registered companies and may impose other nationality requirements. To conduct helicopter operations in these countries, we may operate in conjunction with a local representative or partner. Our representatives or partners typically receive a small percentage of local revenues or a fixed fee but generally do not provide any personnel or assume any of the liabilities related to the performance of the contract. We currently have representatives or partners in a number of countries including Azerbaijan, Ecuador, Equatorial Guinea, Libya, Myanmar, Namibia, Saudi Arabia and Thailand.

Environmental

We are subject to extensive laws, rules, regulations and ordinances relating to pollution and protection of the environment, including those relating to emissions to the air, discharges to waters, the use, storage and disposal of petroleum and other regulated materials and the remediation of contaminated sites.

Our operations sometimes involve the use, handling and storage of material that may be classified as environmentally hazardous. Laws protecting the environment have become more stringent in Canada and certain other countries in recent years and may, in certain circumstances, impose liability for cleanup of releases of regulated materials and related environmental damage without regard to negligence or fault. These laws also may expose us to liability for the conduct of, or conditions caused by, others such as historic spills of regulated materials at our facilities or for our acts that were in compliance with all applicable laws at the time these acts were performed. We believe we are in substantial compliance with applicable environmental requirements and that ensuring compliance has not, to date, had a material adverse effect on our financial position. We cannot, however, predict the likelihood of change to these laws or in their enforcement nor the impact of any such change, or discovery of previously unknown conditions which may require unanticipated costs, on our financial position.

ORGANIZATIONAL STRUCTURE

As of April 30, 2004, we had the following significant subsidiaries:

		Percentage
	Jurisdiction of	Ownership
Company name	Incorporation	(common equity)

CHC Helicopters International Inc.	Canada	100%
CHC Helicopters (Barbados) Limited	Barbados	100%
CHC Leasing (Barbados) Limited	Barbados	100%
CHC Capital (Barbados) Limited	Barbados	100%
Canadian Helicopters (UK) Limited	Scotland	100%
CHC Scotia Limited	England and Wales	100%
Vinland Denmark AS	Denmark	100%
Vinland Helicopters AS	Norway	100%
Helicopter Services Group AS	Norway	100%
CHC Helikopter Service AS	Norway	100%
Astec Helicopter Services AS	Norway	100%
Heliwest AS	Norway	100%
CHC Helicopters (Australia) (through Lloyd Helicopter Services Pty. Ltd.)	Australia	100%
CHC Helicopters (Africa) Pty. Ltd. (formerly Court Helicopters Pty. Ltd.)	Africa	100%
Court Helicopters Limited (Mauritius)	Mauritius	100%
CHC Composites Inc.	Canada	100%
CHC Denmark ApS	Denmark	100%
CHC Ireland Limited	Ireland	100%
Brintel Holdings Limited	Scotland	100%
4083423 Canada Inc.	Canada	100%
CHC Netherlands BV	The Netherlands	100%
CHC Sweden AB	Sweden	100%
Schreiner Luchtvaart Groep BV	The Netherlands	100%
Schreiner North Sea Helicopters BV	The Netherlands	100%
Schreiner Airways, BV	The Netherlands	100%
Schreiner Aircraft Maintenance Company BV	The Netherlands	100%
Schreiner & Co., BV	The Netherlands	100%
Schreiner Chad SA	Chad	100%
Whirly Bird Services Limited	UK	100%

PROPERTY, PLANT AND EQUIPMENT

Fleet

    During fiscal 2004, we completed six sale-leaseback transactions and seven "lease-out lease-in" ("LOLI") transactions. We also entered into operating leases for two new additional aircraft, returned one aircraft to the lessor and purchased one aircraft from a lessor.

The composition of our fleet at April 30, 2004, and some of the characteristics of the individual types of aircraft we own or lease are as follows:

	Number in Fleet			Passenger	Approximate
Fleet Composition	Owned	Leased	Type of Engine	Capacity (1)	Range (2)
Light Helicopters
Bell 206 Series	7	-	Turbine	6	326 nm.
MD 902	2	-	Twin Turbine	7	461 nm.
Eurocopter 350 Series	1	-	Turbine	5	370 nm.
Eurocopter BO 105	1	-	Twin Turbine	4	307 nm.
Eurocopter 355 Twin Star	1	-	Twin Turbine	4	360 nm.

Total	12	-

Medium Helicopters
Bell 212 Series	9	5	Twin Turbine	14	238 nm.
Bell 214	1	-	Twin Turbine	19	418 nm.
Bell 412	6	3	Twin Turbine	14	349 nm.
Eurocopter 365 Series	19	9	Twin Turbine	10	435 nm.
Sikorsky S-76 Series	43	11	Twin Turbine	9	391 nm.

Total	78	28

Heavy Helicopters
Eurocopter Super Puma 332L/L-1	19	13	Twin Turbine	20	455 nm.
Eurocopter Super Puma 332 MkII	-	16	Twin Turbine	19	461 nm.
Sikorsky S-61N	23	3	Twin Turbine	26	125 nm.

Total	42	32

Fixed Wing Aircraft
Twin Otter	5	3	Twin Turboprop	19	690 nm.
Convair 580	2	-	Twin Turboprop	55	1200 nm.
Dash 8	2	2	Twin Turboprop	47	790 nm

Total	9	5

TOTAL	141	65

(1)	Excludes pilots and assumes standard seating of only one pilot.
(2)	Assumes no auxiliary fuel tanks and maximum payload.

Of our fleet of 206 aircraft, we owned 141, operated 53 under long-term operating leases and operated 12 under short-term operating leases at April 30, 2004.

Based on an appraisal as of April 2004 by an independent helicopter valuation company, the aggregate estimated resale value of the aircraft we owned at April 30, 2004 was approximately $572.1 million which exceeded net book value by approximately $102.3 million. At April 30, 2004, we had spare parts and components with a book value of approximately $111 million.

Facilities

We currently operate from approximately 80 bases worldwide, including 26 in Europe, using facilities that include hangars, supply and service centers, engineering support facilities and offices. In Norway, the UK, Canada, The Netherlands and Australia, we generally own the hangars we use in our helicopter operations, which are located primarily on leased airport lands. We generally lease supply and service centers, engineering support facilities and offices from third parties.

The principal properties from which we now conduct our operations are:

		Buildings	Owned or Leased/Lease Expiration Date
Location	Operations	(Square Feet)	Land	Buildings

St. John’s, Newfoundland and Labrador, Canada	Corporate Headquarters;(1) Helicopter Operations Capability	45,000	Leased August 31, 2011	Owned

Gander, Newfoundland and Labrador, Canada	CHC Composites Inc.; Composites Manufacturer	60,000	Leased July, 2018	Owned

Richmond, British Columbia, Canada	International Headquarters; Helicopter Operations (2)	10,000	Leased September 30, 2004	Owned

Aberdeen, Scotland	CHC Scotia Limited; Helicopter Operations CHC Scotia Limited; Terminal Building	42,000 25,000	Leased April 16, 2030 Leased June 30, 2027	Leased April 16, 2030 Owned

Stavanger, Norway	CHC Helikopter Service AS; Helicopter Operations Astec Headquarters; Repair and Overhaul	199,000 179,000 (3)	Leased March 1, 2012 Leased April 30, 2010	Owned Leased April 30, 2010

Cape Town, South Africa	CHC Africa; Helicopter Operations	15,000	Leased April 30, 2010	Leased May 31, 2010

Adelaide, Australia	CHC Australia; Helicopter Operations	10,000	Owned	Owned

Hoofddorp, The Netherlands	Schreiner; Helicopter Operations	41,000	Owned	Owned

DenHelder, The Netherlands	Schreiner; Helicopter Operations	5,200	Leased June 30, 2008	Leased June 30, 2008

(1)	Corporate headquarters will be relocating to Richmond, British Columbia by December 31, 2004.
(2)	In August 2004, International Headquarters moved to a new, 63,000 square foot facility in Richmond owned by the company and situated on leased land.
(3)	Leased from CHC Helicopter Services AS and included within the 199,000 square feet shown in the table above for that company.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section should be read in conjunction with "Selected Financial Data" and our audited consolidated financial statements included elsewhere in this Annual Report. Our audited consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see "Principal Differences between Canadian and U.S. GAAP," and Note 32 to our audited consolidated financial statements included elsewhere in this Annual Report.

We acquired Schreiner on February 16, 2004. Accordingly, the operating and financial review for periods prior to that date do not reflect the impact of our acquisition of Schreiner.

Overview

We are the world’s largest global commercial helicopter operator. We, through our subsidiaries, have been providing helicopter services for more than 50 years and currently operate in over 30 countries, on all seven continents and in most of the major offshore oil and gas producing regions of the world. Our major operating units are based in the United Kingdom, Norway, The Netherlands, South Africa, Australia and Canada. Our operations are concentrated in Europe, Asia, Africa and Australia. We principally provide helicopter transportation services to the oil and gas industry for production and exploration activities. We also provide helicopter transportation for emergency medical and search and rescue services ("EMS/SAR"), helicopter repair and overhaul services and ancillary services such as flight training.

We provide helicopter transportation services to a broad base of major energy companies and independent and state-owned oil and gas companies to transport personnel and, to a lesser extent, parts and equipment, to, from and among offshore production platforms, drilling rigs and other facilities. In general, we target opportunities with long-term contracts and where customers require sophisticated medium and heavy helicopters operated by highly trained pilots. We are a market leader in most of the regions we serve, with an established reputation for quality and reliable service. We are the largest operator in the North Sea, one of the world’s largest oil producing regions, and a global operator servicing the oil and gas industry in the Caspian Sea, South America, Africa, Australia and Asia. For the fiscal year ended April 30, 2004 revenue generated by helicopter transportation services for the oil and gas industry comprised 72.0% of our total revenue compared to 72.9% for the previous fiscal year.

We believe that our repair and overhaul and flight training capabilities reduce our costs and give us control over the quality of our maintenance and pilot training. We believe that these capabilities enhance our competitive position, further diversify our revenue streams and solidify our worldwide reputation as a full-service, high-quality helicopter operator. Furthermore, helicopters must be serviced or overhauled on a scheduled basis and we believe that our repair and overhaul capabilities provide us with a source of relatively stable third-party revenue.

Our global customer base consists of a broad range of oil and gas companies and governmental bodies and includes operating subsidiaries of, and government bodies, in:

Agip	DeBeers	Republic of Ireland
Apache	ExxonMobil	Royal Dutch/Shell Group
bp	Kerr-McGee	Statoil
Chevron	Maersk	Talisman
Commonwealth of Australia	Norsk Hydro	TotalFinaElf
ConocoPhillips	Premier	Unocal

Revenue for the fiscal year ended April 30, 2004 reached $733.7 million, up $15.4 million or 2.1% from revenue of $718.3 million in fiscal 2003. Net income for fiscal 2004 was $63.7 million ($2.83 per share, diluted) compared to $65.5 million ($2.92 per share, diluted) in fiscal 2003.

Our Class A Subordinate Voting Shares and our Class B Multiple Voting Shares trade on the Toronto Stock Exchange ("TSX") under the symbols "FLY.A" and "FLY.B". Our Class A Subordinate Voting Shares also trade on the New York Stock Exchange under the symbol "FLI".

Business Strategy

Our goal is to enhance our leadership position in the global helicopter services industry by continuing to provide value-added services to our customers while maximizing return on assets and cash flows. In our pursuit of this goal, we intend to focus on the following key initiatives:

•
Strengthen Competitive Position in Existing Markets.We intend to increase our ability to win new contracts, renew existing contracts, strengthen our existing customer relationships and enhance our competitive position by improving our focus on customer needs and reducing costs while maintaining high standards for safety and reliability. For example, we recently combined our UK and Norwegian operating units into a single European division with an integrated management team. We are also examining our worldwide operations for similar opportunities.

•
Growth Through Acquisition. On February 16, 2004 we completed our acquisition of Schreiner which is based in The Netherlands. We intend to seek additional acquisition opportunities to further strengthen our position in our existing markets and to extend our reach into new markets.

•	Selectively Expand International Operations. We intend to capitalize on our broad geographic coverage, our long-term customer relationships and our fleet capabilities to pursue new opportunities in Africa, Asia and other developing oil and gas regions, which are expected to be the fastest growing markets for offshore helicopter transportation services.

•
Continue to Expand Repair and Overhaul Business. We plan to expand our repair and overhaul business by further penetrating the Super Puma major component and engine overhaul market. Our licenses with Eurocopter and Turbomeca allow us to provide repair and overhaul services worldwide for all Super Pumas, including the Super Puma MkII. With over 500 Super Pumas operating in the worldwide civilian and military markets, we believe there are significant growth opportunities for our repair and overhaul operations. With the expiration on June 25, 2003 of a non-compete agreement with Vector, a leading provider of repair and overhaul services for medium and light helicopters, we are also planning to expand our repair and overhaul services offering to other types of helicopters.

•
Pursue Profitable New Business Beyond the Oil and Gas Sector. We believe that we have a competitive advantage in the EMS/SAR sectors by virtue of our experience in servicing the oil and gas industry. We believe that this advantage stems from our ability to operate sophisticated twin-engine medium and heavy helicopters with highly trained pilots in complex situations for large customers. Typically, EMS/SAR customers require the operator to meet stringent quality standards on a long-term basis, excluding from the bidding process operators who would otherwise compete primarily on the basis of price.

•
Continue to Focus on Long-Term Contracts. We seek to enter into long-term contracts with our major customers in order to maximize the stability of our revenue. Revenue from operations under long-term contracts represented over 75% of our revenue during the last two fiscal years.

We have embarked upon a thorough examination and evaluation of our organizational structure and operations with a view to strengthening our operations and securing our leadership position well into the future. This reorganization will be based on the principles of consistency and efficiency and will lead to a new organizational structure consisting of three operating divisions (Global Operations, European Operations and Global Support). Implementation of this new organizational structure will be made in accordance with local laws, regulations and agreements and will comply with the terms of our various operating licences.

To date, a number of senior managers have been appointed to lead in the development of the new organizational structure and a decision has been made to relocate the corporate finance and related departments to Vancouver, Canada. It is estimated that costs associated with general organizational restructuring, planning and the relocation of the corporate finance and related departments to Vancouver, Canada, which include severance, termination, relocation, consulting and associated costs, will approximate $5.0 million and will be incurred over a number of future years. Additional restructuring costs that may be incurred in relation to other operations are not yet determinable.

Competitive Strengths

We believe that we have the following competitive advantages:

•
Global Coverage. We currently provide helicopter transportation services in over 30 countries and on all seven continents. This broad geographic coverage and a decentralized management structure enable us to respond quickly and cost effectively to customer needs and new business opportunities while adhering to local market regulations and customs. Since new contract start-up costs, including equipment and crew transportation and base set-up costs, can represent a significant portion of operating expenses, our global network of bases allows us to reallocate equipment and crews efficiently and bid on new contracts at competitive rates. Additionally, as the multinational oil and gas companies seek service providers who can serve them in many locations around the world, our geographic coverage makes us one of only two global providers who can effectively compete for many of these contracts.

•
Focus on Safety. In over 50 years of operation, we have developed sophisticated safety and training programs and practices that have resulted in a strong safety record. We have never failed the stringent safety and performance audits conducted by our customers, including oil and gas companies, before providers are permitted to bid on new projects. Our advanced flight training facility in Norway provides a wide variety of training services to our employees as well as civil and military organizations around the world. Providing these advanced training services enhances our global reputation for leadership and excellence in helicopter services.

•
Low Cost Operator. We believe that we have significant cost advantages over our competitors with respect to our medium and heavy helicopter services, which increase our likelihood of winning new contracts. We believe that our economies of scale and in-house repair and overhaul capabilities give us a cost advantage over competitors who must incorporate higher third-party repair and overhaul costs into their bids. Furthermore, our broad network of regional bases allows us to efficiently deploy our existing helicopters to service contracts worldwide.

•
Long-Term Customer Relationships. We have worked successfully for many years with major oil and gas companies, some of which have been customers continuously for more than 20 years. As a result of our established long-term customer relationships, our focus on safety and flight training, our crews’ experience and the quality of our services, we consistently meet or exceed our customers’ standards and are invited to bid on new projects. In addition to standard helicopter transportation services, certain of our customers rely on us for ancillary services, including our computerized logistics systems for crew scheduling and passenger handling services, all of which help strengthen customer relationships.

•
Large, Modern and Diversified Fleet of Aircraft. To meet the diverse operational requirements of our customers, we maintain a large fleet that includes some of the most sophisticated helicopters in the world. As of April 30, 2004, we operated 206 aircraft, comprising 74 heavy helicopters, 106 medium helicopters, 12 light helicopters and 14 fixed-wing aircraft. Our fleet includes 16 Super Puma MkIIs, which we believe is the most advanced civilian heavy helicopter in service. Our major global competitor operates only three. Our diversified fleet consists of nine types of helicopters, including helicopters manufactured by Eurocopter, Sikorsky and Bell.

36

•
Retention of Asset Value. Based on independent appraisals as of April 30, 2004 the estimated fair market value of our owned aircraft fleet was $572.1 million, exceeding its net book value by approximately $102.3 million. As well, since approximately 70-80% of a helicopter’s value resides in its dynamic components including engines, gearboxes and transmissions, which are replaced or upgraded on a regular basis, older models of helicopters that have been upgraded are capable of meeting many of the same performance standards as newer models. As a result, when helicopters are sold as part of our ongoing fleet management, we often receive prices in excess of net book value. For example, between May 1, 2000 and April 30, 2004 we disposed of helicopters for gross proceeds of $250.4 million, which was approximately 25.2% higher than their aggregate net book value of $200.0 million as at the dates of disposition.

•
In-house Repair and Overhaul Business. We believe that our repair and overhaul activities reduce our costs, position us as a full-service, high-quality helicopter operator and further diversify our revenue streams. We are a market leader in repair and overhaul capability because we are the only licensed commercial engine and major component repair and overhaul facility in the world for the Eurocopter Super Puma helicopter, other than the original equipment manufacturer. This capability allows us to control the quality and the cost of our helicopter maintenance, repair and refurbishment.

Industry Overview

Helicopters first came into widespread commercial use among companies in the oil and gas industry for transporting personnel and supplies to offshore oil rigs and remote onshore areas. Over the years, the use of helicopters has expanded into many other areas where urgency or difficulty of access justifies the cost of helicopter transportation. Although the oil and gas industry still accounts for a substantial portion of the demand for helicopter services worldwide, for several decades helicopters have been used for a variety of purposes, such as forestry, mining, search and rescue, emergency medical services, construction and recreation.

The level of worldwide offshore oil and gas exploration and production has traditionally influenced demand for helicopter transportation services. Exploration activities are sensitive to changes in oil and gas prices, whereas production activities are generally more stable. For the fiscal year ended April 30, 2004, 59.9% of our total revenue was derived from customers in the oil and gas production sector (fiscal 2003 - 58.6%). As onshore oil and gas reserves continue to decline we expect offshore oil and gas exploration and production to become a larger portion of global oil and gas production, resulting in additional demand for helicopter transportation services. Furthermore, we expect technological improvements to allow oil and gas exploration and production companies to pursue opportunities farther offshore, increasing demand for helicopter transportation services, particularly for modern helicopters, which generally have a greater range and passenger capacity. We also expect new exploration and production activity to occur in already producing regions and in currently non-producing regions of Africa, Asia, South America, the Caspian Sea, Australia, the North Sea and eastern Canada. We believe this increase in activity will result in increased global demand for helicopter transportation services.

Oil and gas exploration and development activity levels in the North Sea decreased in 2003 and 2004 from prior levels. This decrease was partially attributable to decisions by a number of large oil and gas producers to sell older assets, allowing them to focus on non-North Sea properties. As a result, smaller oil and gas companies are now targeting the North Sea, investing in new assets and upgrading older assets, generating new needs for helicopter transportation services. We believe their need for transportation services will increase activity in the North Sea from current levels.

To effectively compete on a global basis for helicopter transportation service contracts, we believe a helicopter service provider must have:

•	an established brand name;

•	a strong track record of providing high quality, safe and reliable service;

•	a large, diversified fleet of helicopters to accommodate various customer requirements;

•	a cost structure that allows the provision of services at competitive prices;

•	a broad network of regional bases to cost-effectively bid for new contracts in most areas of the world, as opportunities arise; and

•	familiarity with a variety of local business practices and regulations around the world and established local joint venture partnerships and strategic customer alliances.

We possess all of these characteristics.

The Business

Helicopter Operations

Helicopters in use today may be divided into two general categories. Single engine (light) aircraft, which have a passenger capacity of three to six, operate under visual flight rules, or VFR, (daylight and good weather flying only) and can be operated with one pilot. Given their low passenger capacity and inability to fly in poor weather conditions, these aircraft are generally limited to onshore operations. In recent years, we have sold most of our operations and aircraft in this category and, at April 30, 2004, had only 12 light helicopters in our fleet. However, we have a 42.75% interest in CHL which operates in Canada’s onshore market, primarily with light aircraft. As well, Schreiner owns 37.8% of Inaer, which operates light and medium aircraft in the Spanish onshore market. (See "Acquisition of Schreiner Aviation Group").

Twin-engine (medium and heavy) aircraft require two pilots, have a passenger capacity of nine to 26 and can operate under instrument flight rules, or IFR, (daytime and nighttime flying under a variety of weather conditions). The greater passenger capacity, longer range, and ability to operate in adverse weather conditions make these aircraft more suitable than single engine aircraft for offshore support. The high cost of these larger aircraft and their limited availability tend to lessen competition from smaller operations. We operated 180 helicopters in this category (74 heavy and 106 medium helicopters) as at April 30, 2004.

Various types of helicopters are required to meet the diverse needs of the industries they serve. Medium and heavy helicopters are generally utilized to support the oil and gas, construction and forestry industries, and for EMS/SAR. They are also used for transporting larger numbers of passengers and supplies or for lifting heavy loads, and are capable of operating during the night and in adverse weather conditions. Typically equipped with IFR equipment, medium and heavy helicopters are capable of long distance flights to offshore oil platforms. Where appropriate, specialized equipment is installed for providing emergency medical support service or for use in certain challenging environments such as the North Sea. Light and medium helicopters are used to support the utility and mining sectors, as well as certain parts of the construction and forestry industry, where transporting a smaller number of passengers or carrying light loads is required.

We contract with customers to provide aircraft for various periods of time. Contracts for helicopter services in support of oil and gas exploration activities are generally short-term, usually 12 months or less. Contracts for transport of personnel and equipment to oil and gas production sites are generally long-term with terms typically ranging from two to 10 years, averaging approximately 3.5 years. Such contracts are ordinarily awarded following a competitive bidding process among pre-qualified bidders. Contracts may be based on a fixed monthly fee with an additional hourly charge for actual flight time, or solely on an hourly charge for actual flight time. Approximately 56.2% of our fiscal 2004 flying revenue (fiscal 2003 - 59.9%) was derived from hourly charges and the remaining 43.8% (fiscal 2003 - 40.1%) was generated from fixed monthly charges. Typically, we supply crew and maintenance personnel in addition to aircraft. However, we have a limited number of contracts under which we supply aircraft only to local helicopter operators, often in conjunction with repair and overhaul and training services. We will continue to pursue this latter type of contract as such arrangements allow us to partner with other local operators to effectively penetrate new markets.

A substantial number of our long-term contracts contain provisions permitting early termination by the customer without penalty. However, for the past six fiscal years, with the exception of contracts that were transferred to another operator due to the merger of oil and gas producers and a contract with the U.N. Monitoring, Verification and Inspection Commission that was cancelled upon the start of the war in Iraq, no customer has exercised that right. Prior to the expiration of a contract, customers typically solicit new bids for the next contract period. Contracts are usually awarded based on a number of factors, including price, long-term relationships, safety record of the helicopter service provider and quality of customer service. Generally, an incumbent operator has a competitive advantage in the bidding process stemming from its relationship with the customer, its knowledge of site characteristics, its understanding of the cost structure for the specific operations and its proven ability to meet service level requirements and provide the necessary aircraft and services.

On July 31, 2004, our North Sea contract with bp in Aberdeen, Scotland expired. A new competitor in the UK sector of the North Sea market, which has established operations in Aberdeen, has commenced providing to bp the helicopter services previously provided by us under such contract. As a result of our efforts to redeploy the helicopters used to service bp, we have been awarded a contract by Apache to service a North Sea oilfield that Apache purchased from bp and that we previously serviced under a contract with bp. Furthermore, we have been awarded a contract for the provision of two Super Puma aircraft for oil and gas operations in Brazil. This demonstrates that while contract loss is an inherent business risk, our global reach facilitates the redeployment of aircraft and thus mitigates such business risk.

Our contracts generally require that fuel be provided directly by the customer or be charged directly to the customer based on actual fuel costs. As a result, we have no significant exposure to changes in fuel prices.

New contract start-up costs can represent a significant portion of operating costs. We therefore believe that our global network of bases and aircraft operating licenses give us a competitive advantage in bidding on new contracts throughout most of the world. We are well positioned to meet the requirements of customers in most regions of the world within short periods of time at competitive rates. We also have long-term working relationships with most of the major oil and gas companies, including the operating subsidiaries of bp, ExxonMobil, ConocoPhillips, Shell, Statoil, Norsk Hydro, TotalFinaElf, Chevron, Maersk and Unocal. Many of these companies have been customers of ours for more than 20 years.

We are one of only two global providers of helicopter transportation services to the offshore oil and gas industry. There are other competitors, but they are smaller, regional operators. We have a significant market position in all global offshore oil and gas markets, with the exception of the Gulf of Mexico, where we do not have a presence. Our absence in that market stems from the fact that the oil and gas companies operating in the Gulf of Mexico utilize primarily light and medium helicopters under short-term contracts. We estimate that we have a market share of approximately 65% in the combined Norwegian, UK, Danish and Dutch sectors of the North Sea, the world’s largest area of offshore oil and gas development. We are well positioned to capitalize on future growth opportunities. As oil and gas wells are depleted, it is expected that oil companies will go further offshore to develop deep-water reserves. Our global presence, long-term customer relationships and modern fleet of aircraft position us to participate in new oil and gas developments in most offshore oil and gas regions.

At present, the limited supply of helicopters available for use in the offshore oil and gas industry is a competitive advantage for us. In our experience, the Super Puma is the aircraft most requested by the major oil and gas companies operating in the North Sea due to its superior maximum flying range and passenger capacity. At present, we and our major competitor operate approximately 90% of the worldwide fleet of commercial Super Puma aircraft configured for offshore work. The manufacturer of the Super Puma does not stock new aircraft. The current lead time to acquire a new Super Puma ranges from 18-24 months. There is no substitute for the Super Puma in commercial operation that is currently acceptable to major customers operating in the North Sea and certain other regions where large numbers of passengers are transported long distances offshore. During the next year, both we and our major competitor will introduce the Sikorsky S-92 aircraft in Norway. The S-92 is a heavy helicopter that has similar capabilities to the Super Puma MkII and is now being requested by some of our customers. For additional details see "Commitments to Acquire New Aircraft".

Repair and Overhaul

All aircraft include engines, components and accessories that are required by their manufacturers and government regulations to be serviced and overhauled after a predetermined number of flying hours. The repair and overhaul process includes the disassembly, cleaning, inspection, repair and reassembly of engines, components and accessories, which have a limited lifespan, including the testing of complete engines and components. The choice of whether to perform a given task in-house or to outsource to a third-party depends on the complexity and cost of the task and the capabilities and reliability of the operator in question. Companies engaged in the repair and overhaul business are required to obtain licenses from government regulatory bodies and, in many cases, the manufacturers. Companies active in this industry include (i) the manufacturers of the helicopters, components, and accessories, (ii) repair facilities authorized by the manufacturers to repair and overhaul their products, and (iii) small workshops not typically authorized by the manufacturers. The low cost of transporting components relative to the total cost of the repair and overhaul services has resulted in the development of a worldwide market for repair and overhaul services.

Through our wholly-owned subsidiary, Astec, we currently operate the only licensed commercial major component repair and overhaul facility in the world for the Eurocopter Super Puma helicopter, other than the original equipment manufacturer. This is a worldwide license and includes the ability to service the Super Puma MkII model. Astec, which is located in Stavanger, Norway, is also an authorized customer service facility for Bell Helicopter Textron and has been designated by engine manufacturer General Electric as an approved repair and overhaul facility for the GE CT-58 engine used in the Sikorsky S-61 helicopter and other types of aircraft. Astec is also an authorized customer service facility for Turbomeca’s Makila engines, which are used to power Super Pumas. In addition, Astec has been certified to repair and overhaul helicopters by the joint European approval system for aircraft maintenance organizations. Through Astec, we also operate repair and overhaul facilities in Aberdeen.

In addition to providing internal repair and overhaul services, Astec’s facilities, experience and reputation position it to increase its market share of repair and overhaul services for the world’s approximately 500 Super Pumas. In October 2003 Astec entered into an agreement with Sikorsky by virtue of which its repair and overhaul facilities will be considered a manufacturer approved maintenance center for the provision of modification and logistics support for certain Sikorsky S-92 aircraft when that aircraft type enters commercial operation. Also at that time Astec established the capability to perform repair and overhaul services on Super Puma MkII dynamic components. Astec is currently positioning itself to offer airframe repair and overhaul services for the Boeing Chinook CH-47 heavy military helicopters. As noted earlier, the expiry on June 25, 2003 of a non-compete agreement with Vector allows Astec to expand its services to other helicopter types. We are also assessing whether Astec will perform repair and overhaul services on our medium aircraft that are now performed by Vector.

Some of Astec’s contracts require customers to pay for services on an hourly flying basis. Typically, a portion of the revenue from these "power-by-the-hour" contracts is recognized on a monthly basis to reflect ongoing maintenance and logistics services being provided, with the balance deferred and recognized as the major repair and overhaul services are performed.

Astec’s main competitors within the repair and overhaul business are the original equipment manufacturers of helicopters and their components. As such, its main competitors are also its main parts suppliers. To minimize issues related to availability and pricing of parts that Astec needs to perform its business, Astec generally has long-term supply arrangements with the original equipment manufacturers and works closely with them on items such as modifications and approvals of parts and components.

Factors that affect competition within the repair and overhaul market include price, quality and customer service. We believe that Astec has a competitive advantage over original equipment manufacturers in that it focuses on supporting commercial operations. Original equipment manufacturers provide services to governments and military customers as well, who we believe have traditionally not been as cost and time conscious as commercial operators. We believe that Astec’s commercial customer focus helps reduce the amount of time that the helicopter or component is out of service due to maintenance and modification programs, which provides an advantage for bidding on contracts.

Composites

Composites is a subsidiary of ours that manufactures composite aerospace components and bonded panels. During fiscal 2003, Composites was awarded a five-year contract, to 2008, with Aero Vodochody of the Czech Republic for the manufacture of aerospace components for the Sikorsky S-76 helicopter. The contract is expected to generate estimated annual revenues of $5 million. Production commenced in early calendar 2004. In addition, Composites has a contract to manufacture components for Bombardier and for other helicopter manufacturers. We do not consider Composites to be integral to our overall business strategy and are exploring strategic options for that business.

Flight Training

We operate an advanced flight training facility in Norway that provides additional revenue and enhances our global reputation for excellence and leadership in helicopter services. The facility enables us to satisfy fully the Super Puma training requirements for our pilots, in addition to selling training services to external pilots. Our experienced instructors provide a wide variety of training services to our employees as well as civil and military organizations around the world. Our Norwegian flight training operation has two full flight simulators and is certified and approved by the Norwegian Civil Aviation Authority as well as several other national aviation authorities. Since its inception, this facility has trained more than 22,100 pilots and mechanics from over 40 countries.

Acquisition of Schreiner Aviation Group

On February 16, 2004 we completed our acquisition of Schreiner, located in The Netherlands, for total consideration of $143.9 million (€87.1 million), including the settlement of $41.5 million (€25.2 million) of Schreiner’s debt.

At April 30, 2004 Schreiner’s fleet of 38 aircraft consisted of 28 helicopters and 10 fixed-wing aircraft. In addition, Schreiner operates nine aircraft belonging to its 40% owned equity investee in Nigeria.

Through Schreiner, we are now the largest helicopter operator in the Dutch sector of the North Sea, with helicopters providing support to the offshore oil and gas industry and emergency medical services. Schreiner is also a major operator in Africa, providing helicopter and fixed-wing aviation support services to the oil and gas industry, with significant offshore helicopter support services in Nigeria and Cameroon, and long-standing pipeline construction and maintenance/surveillance support in Chad. In Nigeria, Schreiner supports both offshore and onshore oil and gas operations. In addition, Schreiner operates scheduled domestic flights in Nigeria utilizing its fleet of primarily DeHavilland fixed-wing aircraft. Furthermore, Schreiner operates an aircraft parts business and holds a 37.8% investment in Inaer, the largest onshore and offshore helicopter operator in Spain. Schreiner also operates a fixed-wing maintenance center in The Netherlands and a military target manufacturing business in Canada and The Netherlands, both of which we consider to be non-core and, accordingly, may be divested.

Fleet

Our fleet at April 30, 2004 was composed of the following aircraft by segment:

Aircraft Type	Europe	International	Schreiner	Total	Owned	Leased

Heavy
Eurocopter Super Puma MkII	16	-	-	16	-	16
Eurocopter Super Puma	25	7	-	32	19	13
Sikorsky S-61N	12	11	3	26	23	3

	53	18	3	74	42	32

Medium
Sikorsky S-76	7	37	10	54	43	11
Bell 412	-	9	-	9	6	3
Bell 212	-	14	-	14	9	5
Eurocopter 365 Series	10	5	13	28	19	9
Other	1	-	-	1	1	-

	18	65	23	106	78	28

Light
Bell 206	-	7	-	7	7	-
Eurocopter AS350/355	-	2	-	2	2	-
Other	-	1	2	3	3	-

	-	10	2	12	12	-

Total Helicopters	71	93	28	192	132	60
Fixed-wing	-	4	10	14	9	5

Total Aircraft	71	97	38	206	141	65

During fiscal 2004, we completed six sale-leaseback transactions and seven "lease-out lease-in" ("LOLI") transactions. We also entered into operating leases for two new additional aircraft, returned one aircraft to the lessor and purchased one aircraft from a lessor. Additionally, on February 16, 2004 we acquired Schreiner which had seven leased aircraft and 33 owned aircraft at that date. As a result of the foregoing transactions, the number of leased aircraft in our fleet increased by 20 during fiscal 2004, from 45 leased aircraft as at April 30, 2003 to 65 leased aircraft as at April 30, 2004. We also purchased 11 new aircraft and disposed of five aircraft during the period. As a result of these latter purchases and disposals, the aforementioned leasing transactions and the acquisition of Schreiner, the number of owned aircraft in our fleet increased from 114 as at April 30, 2003 to 141 as at April 30, 2004.

Based on independent appraisals, the estimated fair market value of our owned aircraft fleet was $572.1 million as at April 30, 2004, exceeding its book value by approximately $102.3 million. See "Competitive Strengths - Retention of Asset Value". The appraisal surplus has declined by $82.8 million during fiscal 2004, from $185.1 million at April 30, 2003 to $102.3 million at April 30, 2004. This decline was attributable primarily to (i) the impact of foreign exchange rate fluctuations on the translation of the aircrafts’ appraised values; and (ii) the previously noted sale-leaseback and LOLI transactions which shifted 13 aircraft from our owned fleet to our leased fleet thereby resulting in a realization of the appraisal surplus for these aircraft. The Schreiner acquisition had a negligible impact on our appraisal surplus because the aircraft were recorded at their fair market value at the date of acquisition.

Lease Obligations

We have entered into aircraft operating leases with 30 lessors in respect of 65 aircraft included in our fleet at April 30, 2004. At inception, our aircraft leases had terms not exceeding 8.5 years. At April 30, 2004, these leases had expiry dates ranging from 2004 to 2012. The total minimum lease payments under these aircraft operating leases totaled $215.4 million at April 30, 2004. We have an option to purchase the aircraft at fair market value or agreed upon amounts that do not constitute bargain purchase options, but have no commitment to do so. With respect to such leased aircraft, substantially all of the costs of major inspections of airframes and the costs to perform inspections, major repairs and overhauls of major components are at our expense. We may either perform this work internally through Astec or have the work performed by an external repair and overhaul service provider. There is no commitment to incur these costs unless the aircraft is flown. We have also given guarantees to certain lessors in connection with these aircraft leases. (See "Off-Balance Sheet Arrangements").

In addition to payment under aircraft operating leases, we have minimum lease payments of $48.9 million for the same periods related to operating lease commitments for buildings, land and other equipment.

For additional details see "Contractual Obligations" and also Notes 25 and 27 to our audited consolidated financial statements included elsewhere in this Annual Report.

Commitments to Acquire New Aircraft

As at April 30, 2004, we had deposits with a major helicopter manufacturer related to the delivery of two new Super Puma MkII aircraft in fiscal 2005 at a total cost of approximately $46.0 million. These aircraft will be deployed in our European operations.

As at April 30, 2004 we have also ordered and made deposits on six Sikorsky S-76C+ helicopters for our international operations for delivery in fiscal 2005. The total approximate list price of these aircraft is $62.0 million.

Additionally, as at April 30, 2004, we have ordered and made deposits for the delivery of four Sikorsky S-92 aircraft. A commitment has been made for a total of five of these aircraft. We have built some flexibility into the delivery schedule of these aircraft in order to match acquisitions with new demand, but expect to take delivery of three of these aircraft in fiscal 2005 and the remaining two aircraft in fiscal 2006. These aircraft will be deployed in our European operations. The total list price of these five aircraft is approximately $103.0 million.

We intend to obtain the use of these aircraft through operating leases.

Results of Operations

The following table sets forth, for the years indicated, the results of operations as a percentage of revenues:

	Year ended April 30

		(Restated (1))
	2004	2003

Revenue	100.0%	100.0%
Operating expenses	83.2	80.3

Earnings before undernoted items	16.8	19.7
Amortization	(3.5)	(3.1)
Gain on disposals of assets	0.5	0.3
Financing charges	(4.0)	(4.9)
Equity in earnings of associated companies	0.5	0.3
Asset impairment charge	-	(1.8)
Restructuring and debt settlement costs	(4.0)	(1.7)

Earnings before income taxes	6.3	8.8
Income tax recovery	2.4	0.3

Net earnings	8.7	9.1

(1) See Note 5 to our audited consolidated financial statements included elsewhere in this Annual Report.

Foreign Exchange

We are a global operator and our financial results are therefore impacted by fluctuations in foreign exchange rates, particularly those with respect to European currencies and U.S. dollars. The unfavourable impact of foreign exchange on revenue and Consolidated Segment EBITDA during fiscal 2004 was $39.9 million and $16.9 million, respectively. Since financing charges, amortization, income tax expense, capital expenditures and debt repayments are also primarily in European currencies and U.S. dollars, the net impact of foreign exchange on net earnings and cash flow is not as significant. Our overall approach to manage foreign currency exposures includes identifying and quantifying our currency exposures, utilizing natural hedges were possible and putting in place financial instruments, when considered appropriate, to manage the remaining exposures. In managing this risk, we may use financial instruments including forwards, swaps, and other derivative instruments. Company policy specifically prohibits the use of derivatives for speculative purposes, See "Liquidity and Capital Resources - Financing Activities", "Financial Instruments" and "Risks and Uncertainties - Foreign Currency".

Non-GAAP Financial Measures

Management’s Discussion and Analysis of Financial Condition and Results of Operations provides discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP and therefore may not be comparable to similar measures disclosed by other companies. We utilize these measures in making operating decisions and assessing our performance. Certain investors, analysts and others utilize these measures in assessing our financial performance and as an indicator of our ability to service debt. These non-GAAP financial measures have not been presented as an alternative to either (i) net income in accordance with Canadian GAAP, as an indicator of operating performance, or (ii) cash flows from operating, investing and financing activities in accordance with Canadian GAAP.

In fiscal 2004 we changed our definition of net earnings from operations. Special income tax recoveries, excluding those associated with restructuring and debt settlement costs and asset impairment charges, but including tax recoveries associated with changes in estimates and/or tax laws, are considered operational in nature and are therefore included in the calculation of net earnings from operations. Accordingly, net earnings from operations for fiscal 2003 have been revised to reflect this change.

The following table provides a reconciliation of (i) net earnings from operations to Canadian GAAP net earnings, (ii) basic and diluted net earnings from operations per share to Canadian GAAP basic and diluted net earnings per share, (iii) cash flow to Canadian GAAP cash flow from operations and (iv) total net debt to total debt.

Reconciliation of Non-GAAP Financial Measures
(in thousands of Canadian dollars, except per share amounts)

	As at and for the
	Fiscal Year Ended

		April 30,	April 30,
	April 30,	2003	2002
	2004	(Restated(i))	(Restated(i))

Revenue	$733,650	$718,313	$617,166
Operating expenses	610,329	577,028	496,993

Earnings before undernoted items (Consolidated Segment EBITDA)	123,321	141,285	120,173

Undernoted items:
Amortization	(25,922)	(22,585)	(18,622)
Gain on disposals of assets	3,307	2,413	1,859
Financing charges	(29,510)	(34,878)	(47,979)
Equity in earnings of associated companies	3,925	2,340	1,111

	(48,200)	(52,710)	(63,631)

Net earnings from operations before income taxes	75,121	88,575	56,542
Income taxes recovery (provision) thereon	7,596	(5,255)	(9,750)

Net earnings from operations (1)	82,717	83,320	46,792

Restructuring and debt settlement costs (2)(3)	(28,897)	(12,464)	—
Asset impairment charge	—	(12,811)	—
Income tax recovery thereon	9,856	7,420	—

	(19,041)	(17,855)	—

Net earnings	$63,676	$65,465	$46,792

Per share
Basic
Net earnings from operations	$82,717	$83,320	$46,792
Weighted average number of shares (000’s)	20,673	20,728	16,464
Basic net earnings from operations per share (4)	$4.00	$4.02	$2.84

Diluted
Net earnings from operations	$82,717	$83,320	$46,792
Effect of dilutive securities	493	478	516

	$83,210	$83,798	$47,308
Weighted average number of shares (000’s)	22,683	22,621	18,279
Diluted net earnings from operations per share (5)	$3.67	$3.70	$2.59

Cash flow (6)
Cash flow from operations	$150,509	$177,003	$165,299
Change in non-cash working capital	36,165	19,094	18,300

	$186,674	$196,097	$183,599

Total net debt (7)
Total debt	$514,026	$321,268	$424,780
Cash and cash equivalents	(67,093)	(58,104)	(112,838)

	$446,933	$263,164	$311,942

(i) See Notes 4 and 5 to our audited consolidated financial statements included elsewhere in this Annual Report.

Definitions of Non-GAAP Financial Measures

(1)	Net earnings from operations is defined as net earnings before restructuring costs, debt settlement costs and asset impairment charges and taxes thereon.

(2)
Restructuring costs are defined as costs incurred to implement a fundamental and material change to our operating and/or management structures. Restructuring costs may include severance costs, professional fees, travel costs and other incremental costs directly associated with the restructuring activities.

(3)
Debt settlement costs are defined as costs incurred to retire all, or a portion of, an existing debt facility before its scheduled maturity date. Debt settlement costs may include penalties, premiums, professional fees and other incremental costs directly associated with the debt settlement activities.

(4)
Basic net earnings from operations per share is defined as net earnings from operations divided by the weighted average number of Class A Subordinate Voting Shares and Class B Multiple Voting Shares outstanding for the period.

(5)
Diluted net earnings from operations per share is defined as net earnings from operations divided by the diluted weighted average number of Class A Subordinate Voting Shares and Class B Multiple Voting Shares outstanding for the period.

(6)	Cash flow is defined as cash flow from operations as prescribed by Canadian GAAP, but excluding the impact of changes in non-cash working capital.

(7)	Total net debt is defined as total debt less cash and cash equivalents.

Segments

Management’s Discussion and Analysis of Financial Condition and Results of Operations provides certain financial and related information about our operating segments and also about their products and services, the geographic areas in which they operate and their major customers. Our objective is to provide information about the different types of business activities in which we engage and the different economic environments in which we operate in order to help users of our consolidated financial statements (i) better understand our performance, (ii) better assess our prospects for future net cash flows and (iii) make more informed judgments about us as a whole. In our efforts to achieve this objective, we provide information about segment revenues and Segment EBITDA because these financial measures are used by our key decision makers in making operating decisions and assessing performance. Consolidated segment revenue excludes inter-segment revenues and is therefore identical to our reported revenues. Consolidated Segment EBITDA is equivalent to "Earnings before undernoted items" on our consolidated statement of earnings. Consolidated Segment EBITDA is the sum of Segment EBITDA from each of our segments, including our "corporate and other" segment, and therefore includes all of our operating expenses allocated to segments. For additional information about our segment revenues and Segment EBITDA, including a reconciliation of these measures to our consolidated financial statements, see Note 24 to our audited consolidated financial statements included elsewhere in this Annual Report.

We have identified six reporting segments in our financial statements. The primary factor considered in identifying segments is geographic coverage, which also impacts the nature of our operations, the type of contracts we enter and the type of aircraft we utilize. Our six reporting segments are:

•
The European flying segment primarily includes helicopter services to the oil and gas industry in the UK, Norwegian and Danish sectors of the North Sea and in the Irish Sea. In addition, the European flying segment includes helicopter search and rescue operations.

45

•
The international flying segment primarily includes the provision of helicopter services for offshore oil and gas and EMS/SAR customers in Asia, Africa, Australia, South America, the east coast of Canada and other locations around the world.

•
The Astec repair and overhaul segment includes helicopter repair and overhaul facilities located in Norway and the UK that provide services to our helicopter fleet and to third-party customers located in Europe, Asia and North America.

•	The composites segment includes our composites manufacturing operation in Canada.

•	The corporate and other segment includes the activities of our corporate office in Canada, other public company-related activities and applicable consolidation eliminations.

•	Schreiner’s operations are managed as a separate business unit and, as such, we report Schreiner’s results of operations as a separate segment.

Year ended April 30, 2004 compared to year ended April 30, 2003.

Revenue

Total revenue for fiscal 2004 was $733.7 million, an increase of $15.4 million or 2.1% from revenue of $718.3 million for fiscal 2003. The following are the primary reasons for the change in revenue.

(i)
Unfavourable foreign exchange of $39.9 million. Of this, $20.7 million related to the translation into Canadian dollars of the financial results of our foreign subsidiaries as result of the weakening of the Norwegian kroner and pound sterling, partially offset by the strengthening of the Australian dollar and South African rand. The remaining $19.2 million relates to the translation of U.S. dollar and euro denominated transactions into the functional currencies of our applicable operating divisions due to the weakening of the U.S. dollar partially offset by the strengthening of the euro.

(ii)	Revenue earned by Schreiner of $39.2 million since its acquisition on February 16, 2004.

(iii)	An increase, excluding the impact of foreign exchange, in revenue in our international flying segment of $21.3 million due to additional contracts and to higher flying activity on existing contracts.

(iv)
A decrease, excluding the impact of foreign exchange, in revenue in our European flying segment of $6.1 million. This decrease was due primarily to a decline in flying hours that was attributable to a pilots’ work slowdown during our first quarter ended July 31, 2003, a decline in training revenue, and a decrease in ancillary revenue from one-time customers.

By industry sector, the distribution of the year-over-year change in revenue is set forth in the table below:

Revenue Summary by Industry Sector

	Fiscal Year Ended April 30						Change Attributable to

							Schreiner	Other
Industry Sector	2004	2003	Change	2004	2003	Change	Acquisition	Factors (1)

	(percentage of total
	revenue)			(in millions of CDN dollars)			(in millions of CDN dollars)

Oil and gas production	59.9%	58.6%	1.3%	$439.9	$420.7	$19.2	$13.7	$5.5
Oil and gas exploration	12.1%	14.3%	(2.2)%	88.6	102.6	(14.0)	0.4	(14.4)
Repair and overhaul	9.9%	8.8%	1.1%	72.7	63.0	9.7	14.5	(4.8)
EMS/SAR	8.5%	7.9%	0.6%	62.0	57.0	5.0	0.5	4.5
Other	6.0%	6.7%	(0.7)%	43.8	48.4	(4.6)	6.3	(10.9)
Passenger transportation	1.7%	1.0%	0.7%	12.6	7.1	5.5	3.8	1.7
Composites	1.0%	0.9%	0.1%	7.1	6.4	0.7	-	0.7
Training	0.9%	1.8%	(0.9)%	7.0	13.1	(6.1)	-	(6.1)

Total	100.0%	100.0%	-	$733.7	$718.3	$15.4	$39.2	$(23.8)

(1)
The $5.5 million increase in revenue in the oil and gas production sector and the $4.5 million increase in the EMS/SAR sector were due primarily to the growth in our international flying segment offset partially by unfavourable foreign exchange. The $14.4 million decrease in oil and gas exploration revenue was due largely to unfavourable foreign exchange. The entire $4.8 million decline in repair and overhaul revenue was due to unfavourable foreign exchange. The $10.9 million decrease in other revenue reflects, in addition to unfavourable foreign exchange, the fact that other revenue in fiscal 2003 was abnormally high (up $14.8 million over fiscal 2002) due mainly to a one-time revenue stream earned in connection with modifications made to aircraft as part of a new search and rescue contract. The $6.1 million decrease in training revenue reflects a $5.0 million reduction in our European flying segment due to reduced and delayed training activity and unfavourable foreign exchange.

The table below provides a summary of segment revenue by quarter for fiscal 2003 and 2004:

Revenue Summary by Quarter
(in millions of Canadian dollars)

					Astec
					Repair
				Total Flying	and
Period	Europe	International	Schreiner	Segments	Overhaul	Composites	Total

Fiscal 2004
Q1	$112.1	$43.6	$-	$155.7	$13.3	$1.5	$170.5
Q2	111.5	46.7	-	158.2	14.4	1.4	174.0
Q3	104.7	49.0	-	153.7	15.3	1.8	170.8
Q4	109.4	52.5	39.2	201.1	15.1	2.2	218.4

	$437.7	$191.8	$39.2	$668.7	$58.1	$6.9	$733.7

Fiscal 2003
Q1	$117.0	$45.8	$-	$162.8	$10.9	$1.3	$175.0
Q2	124.4	44.5	-	168.9	19.6	1.2	189.7
Q3	115.2	46.4	-	161.6	15.9	1.5	179.0
Q4	107.6	48.0	-	155.6	16.6	2.4	174.6

	$464.2	$184.7	$-	$648.9	$63.0	$6.4	$718.3

We derive our flying revenue from two types of contracts. Approximately 56.2% of our fiscal 2004 flying revenue (fiscal 2003 - 59.9%) was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remaining portion was generated by fixed monthly charges. Because of the significant fixed charge component in our flying revenue mix, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenues, they remain a good measure of the level of activity and fleet utilization. The following two tables provide, respectively, a quarterly summary of our flying hours and a summary of our flying revenue hourly vs. fixed mix for fiscal 2003 and 2004, in each case by segment.

Flying Hours

	Flying Hours				Number of Aircraft at Period End

Period	Europe	International	Schreiner	Total	Europe	International	Schreiner	Total

Fiscal 2004
Q1	22,351	11,057	-	33,408	72	90	-	162
Q2	21,951	11,926	-	33,877	70	94	-	164
Q3	19,806	12,066	-	31,872	72	95	-	167
Q4	19,939	12,216	5,701	37,856	71	97	38	206

	84,047	47,265	5,701	137,013

Fiscal 2003
Q1	23,257	11,165	-	34,422	72	87	-	159
Q2	22,994	10,618	-	33,612	73	87	-	160
Q3	20,316	11,189	-	31,505	73	90	-	163
Q4	19,430	11,067	-	30,497	71	88	-	159

	85,997	44,039	-	130,036

Flying Revenue Mix - Hourly vs. Fixed
(in millions of Canadian dollars)

	Hourly		Fixed		Total

Segment	Fiscal 2004	Fiscal 2003	Fiscal 2004	Fiscal 2003	Fiscal 2004	Fiscal 2003

Europe	$272.5	$303.4	$138.3	$122.1	$410.8	$425.5
International	61.2	57.5	119.0	119.6	180.2	177.1
Schreiner	7.6	-	9.2	-	16.8	-

	$341.3	$360.9	$266.5	$241.7	$607.8	$602.6

We utilize primarily heavy aircraft in our European operations and medium aircraft in our international operations and in Schreiner. As illustrated in the following table, the overall mix of revenue by aircraft type remained relatively consistent from fiscal 2003 to fiscal 2004, except for fixed-wing revenue which has increased due to the acquisition of Schreiner.

Flying Revenue Mix - Aircraft Type
(in millions of Canadian dollars)

	Fiscal 2004					Fiscal 2003

				Fixed					Fixed
Segment	Heavy	Medium	Light	Wing	Total	Heavy	Medium	Light	Wing	Total

Europe	$330.6	$80.2	$-	$-	$410.8	$335.9	$89.6	$-	$-	$425.5
International	50.9	119.2	4.4	5.7	180.2	50.7	118.3	4.4	3.7	177.1
Schreiner	1.9	9.0	0.5	5.4	16.8	-	-	-	-	-

Total Flying Revenue	$383.4	$208.4	$4.9	$11.1	$607.8	$386.6	$207.9	$4.4	$3.7	$602.6

Total %	63.1%	34.3%	0.8%	1.8%	100%	64.2%	34.5%	0.7%	0.6%	100%

We regularly compare our activity levels against available industry data. Aberdeen Airport Ltd. reports monthly helicopter passenger traffic for all helicopter operations in Aberdeen, Scotland, which is our largest base (accounting for approximately 31% of total activity in the European flying segment) as measured by the number of aircraft and revenue. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport for fiscal 2003 and 2004.

Aberdeen Airport - Helicopter Passengers

			% Change
	Fiscal 2004	Fiscal 2003	(2004 vs 2003)

Q1	101,757	116,102	(12.4)%
Q2	95,227	112,449	(15.3)%
Q3	87,588	92,918	(5.7)%
Q4	89,975	92,686	(2.9)%

Total	374,547	414,155	(9.6)%

Source: Aberdeen Airport Ltd.

The data in the above table show a year-over-year decline in activity in Aberdeen. While activity levels in Aberdeen declined 9.6% in fiscal 2004 versus fiscal 2003, our flying hours in Europe overall declined by only 2.3% over the same period. This decline includes that attributable to a pilots’ work slowdown in the first quarter of fiscal 2004 in addition to that attributable to a decline in North Sea oil and gas activity. Furthermore, although flying revenue from the European flying segment fell by $14.7 million over these periods, from $425.5 million in fiscal 2003 to $410.8 million in fiscal 2004, this decline was due entirely to foreign exchange. In fact, European flying revenue (excluding the impact of foreign exchange) grew by $1.2 million year-over-year, as follows:

(in millions of Canadian dollars)

Flying revenue, fiscal 2003	$425.5
Revenue growth
Total	4.0
Revenue lost due to pilots' work slowdown in Q1	(2.8)

Net growth	1.2
Unfavourable foreign exchange	(15.9)

Flying revenue, fiscal 2004	$410.8

These results reflect the fact that 33.7% of our fiscal 2004 European flying revenue was derived from fixed charges (that are unaffected by flying activity) compared to 28.7% in fiscal 2003.

Operating Expenses

Operating expenses for fiscal 2004 increased by $33.3 million, to $610.3 million, from $577.0 million for fiscal 2003. This $33.3 million increase was driven partially by (i) the acquisition of Schreiner which had operating expenses of $35.9 million since acquisition; and (ii) increased pension expense of $8.8 million in our European flying segment, offset partially by (iii) favourable foreign exchange of $23.0 million; and (iv) reduced corporate overhead costs of $5.2 million. The remaining increase in operating expenses reflects an increase in variable costs in conjunction with related revenue growth, primarily in our international flying segment.

The increased pension expense was due to an increase in amortization of net actuarial and experience losses and to assumption changes stemming from the most recent actuarial review of our pension plans. The favourable foreign exchange was driven by (i) favourable foreign exchange related to the translation into Canadian dollars of the financial results of our foreign self-sustaining operations as a result of the weakening of the Norwegian kroner and pound sterling, offset partially by the strengthening of the Australian dollar and South African rand; and (ii) favourable foreign exchange related to the translation of U.S. dollar and euro denominated transactions into the functional currencies of our applicable foreign operating divisions due to a weakening of the U.S. dollar partially offset by the strengthening of the euro. The reduced corporate overhead costs reflect lower variable compensation costs and reduced expenses under our stock appreciation rights plan.

Consolidated Segment EBITDA

Consolidated Segment EBITDA for fiscal 2004 was $123.3 million, down by $18.0 million or 12.7% from Consolidated Segment EBITDA of $141.3 million for fiscal 2003. This reduction was due primarily to (i) unfavourable foreign exchange of $16.9 million; and (ii) increased pension expense of $8.8 million in our European flying segment, offset by (iii) a $5.2 million decrease in Corporate overhead costs; and (iv) additional Segment EBITDA of $3.3 million attributable to the acquisition of Schreiner. Our Consolidated Segment EBITDA margin was 16.8% in fiscal 2004. Excluding Schreiner, the margin was 17.3% in fiscal 2004, down from 19.7% in fiscal 2003. When further adjusted to exclude the impact of foreign exchange, our Consolidated Segment EBITDA margin was 18.1% in fiscal 2004. The decline from 19.7% last year to 18.1% this year was attributable primarily to (i) the noted increase in pension expense and (ii) lower margins in our international flying segment, offset by (iii) the noted $5.2 million reduction in corporate overhead costs. For additional information see, "Review by Segment - International Flying Segment".

Consolidated Segment EBITDA for fiscal 2004 excludes restructuring costs of $9.2 million incurred in our European flying segment and debt settlement costs of $19.7 million incurred in our "corporate and other" segment. Consolidated Segment EBITDA for fiscal 2003 excludes debt settlement costs of $12.5 million.

Amortization

Amortization expense increased $3.3 million, from $22.6 million in fiscal 2003 to $25.9 million in fiscal 2004. Of this $3.3 million increase, $1.4 million was attributable to the acquisition of Schreiner. The remainder was due largely to capital additions stemming from aircraft additions in fiscal 2004. See "Fleet" for additional information regarding aircraft additions.

Although we completed six sale-leaseback transactions and seven LOLI transactions in fiscal 2004, all but one of these occurred either late in the third quarter or during the fourth quarter. Accordingly, these transactions did not have a significant impact on amortization expense for fiscal 2004.

Gain on Disposal of Assets

During fiscal 2004 we disposed of property and equipment (primarily aircraft - See "Fleet" and "Liquidity and Capital Resources - Investing Activities" and received net proceeds of $126.9 million, resulting in a net recognized gain of $3.3 million and a deferred gain of $30.2 million. The latter related primarily to the six sale-leaseback and seven LOLI transactions during the year. The net recognized gain of $3.3 million was composed primarily of gains on the disposal of five aircraft during the year.

Financing Charges

Financing charges consist primarily of (i) interest on debt; (ii) amortization of deferred financing costs; (iii) foreign exchange gains and losses on operating activities, working capital revaluation, debt repayment and debt revaluation; and (iv) realized foreign exchange gains and losses on forward foreign currency contracts that have not been designated as hedging instruments. Financing charges for the fiscal year ended April 30, 2004 totaled $29.5 million versus $34.9 million in fiscal 2003. The $5.4 million reduction in financing charges this year was driven primarily by $9.8 million of realized foreign exchange gains on forward foreign currency contracts offset by a $2.2 million increase in foreign exchange losses on operating activities and working capital revaluation and a net increase in other items of $2.3 million.

	Fiscal Year
	Ended
	April 30,

(in millions of Canadian dollars)	2004	2003

Interest on debt obligations	$31.2	$31.1
Amortization of deferred financing costs	3.6	3.2
Foreign exchange loss from operating activities and working capital revaluation	5.5	3.3
Foreign exchange gain on debt repayment	(1.8)	(1.3)
Foreign exchange gain on revaluation of long-term debt	-	(0.7)
Foreign exchange gain on foreign currency contracts	(9.8)	-
Other	0.8	(0.7)

Total	$29.5	$34.9

The average rate on our variable-rate senior credit facilities during fiscal 2004 was 4.4% compared to 5.3% in fiscal 2003. This decline was due mainly to the fact that the euro LIBOR rate during fiscal 2004 was lower than the UK LIBOR rate during fiscal 2003 and most of our senior credit facility was converted during fiscal 2004 from a rate of UK LIBOR plus a margin of 1.125% to a rate of euro LIBOR plus a margin of 1.125%. Despite this interest rate reduction, total interest on long-term debt increased slightly. This increase was due primarily to a higher debt load in the fourth quarter of fiscal 2004 driven by the borrowing of € 93.6 million ($154.7 million) under our senior credit facilities in February 2004 in connection with the acquisition of Schreiner.

Equity in Earnings of Associated Companies

Equity in earnings of associated companies increased by $1.6 million, from $2.3 million in fiscal 2003 to $3.9 million in fiscal 2004. Of this increase, $1.2 million was due to the stronger performance of CHL in which we hold a 42.75% interest. The remaining increase of $0.4 million reflects Schreiner’s post-acquisition proportionate share of the earnings of its equity accounted investees.

Asset Impairment Charge

At April 30, 2003, we evaluated the recoverability from cash flows of future operations of the carrying value of Composites’ pre-operating expenses, which had been previously deferred and recorded in other assets on our balance sheet. We determined it appropriate to write off the entire $12.8 million book value of such pre-operating expenses at April 30, 2003 as an asset impairment charge (See Notes 2 and 11(vii) to our audited consolidated financial statements included elsewhere in this Annual Report).

Restructuring and Debt Settlement Costs

During fiscal 2004 we incurred restructuring costs of $9.2 million (after tax, $6.4 million) in connection with the consolidation of our European operations and other related activities. Restructuring costs were composed of termination benefits, professional fees, travel costs and other incremental costs directly associated with the restructuring activities. As at April 30, 2004 the consolidation of the European operations was completed with no material additional costs to be incurred.

During fiscal 2004 we incurred $19.7 million (after tax, $12.6 million) of debt settlement costs in connection with the retirement, in April 2004, of (i) € 87.3 million ($140.6 million) (60% of the original principal amount) of our 11¾% senior subordinated notes, (ii) £32.7 million ($78.7 million) and € 25 million ($40.3 million) of our senior credit facilities and (iii) NOK 123.5 million ($24.3 million) of our 7.00% term loan. During fiscal 2003 we incurred $12.5 million (after tax, $7.9 million) of debt settlement costs in connection with the retirement, in May 2002, of € 50.8 million ($71.6 million including foreign exchange) (35% of the original principal amount) of our 11¾% senior subordinated notes. Debt settlement costs in fiscal 2004 and 2003 were composed of make-whole premiums, professional fees, foreign exchange, write-off of deferred financing costs and other incremental costs directly associated with the debt settlement activities.

Income Taxes

We had an income tax recovery of $17.5 million in fiscal 2004 compared to a recovery of $2.2 million in fiscal 2003. This recovery was composed of the following:

(in millions of Canadian dollars)	Fiscal 2004	Fiscal 2003

Net earnings from operations before income taxes	$75.1	$88.6
Effective tax rate	X 17.8%	X 21.8%

	(13.4)	(19.3)
Tax recovery	21.0	14.0

Income tax recovery (expense) on net earnings from operations	7.6	(5.3)
Income tax recovery on restructuring costs	2.8	-
Income tax recovery on debt settlement costs	7.1	4.6
Income tax recovery on asset impairment charge	-	2.9

Income tax recovery for the year	$17.5	$2.2

The decline in the effective tax rate in fiscal 2004 reflects lower earnings in jurisdictions with higher tax rates.

During fiscal 2004 we recorded a $21.0 million future income tax recovery in net earnings from operations, a significant portion of which is attributable to the reversal of a previously recorded future income tax liability as a result of the disposition of certain of our European fleet. The remainder of the recovery relates to the reversal of a previously recorded tax liability which is no longer considered necessary as a result of the completion of tax authorities audits in various jurisdictions.

During fiscal 2003 we recorded a $14.0 million future income tax recovery in net earnings from operations related to our Australian operations due to a change in tax law. Australian tax legislation now provides wholly-owned corporate groups with the option of filing consolidated tax returns. Our Australian operations elected to do so. The $14.0 million benefit was the result of tax-effecting the increase in the tax bases of the assets of each of the subsidiaries in the consolidated Australian group.

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

We have accumulated approximately $180.9 million in non-capital tax losses of which $104.0 million is available to reduce future Canadian income taxes otherwise payable, $75.5 million is available to reduce future Dutch income taxes otherwise payable and the remainder is available to reduce future income taxes otherwise payable in other foreign jurisdictions. If unused, these losses will expire as follows:

(in thousands of Canadian dollars)

2006	$2,456
2007	17,434
2008	7,588
2009	14,267
2010	17,410
2014	44,818
Indefinitely	76,962

$180,935

Net Earnings from Operations

Net earnings from operations for fiscal 2004 was $82.7 million ($3.67 per share, diluted), down $0.6 million from $83.3 million ($3.70 per share, diluted) in fiscal 2003. Although this change was slight, there were significant changes year-over-year in several of the components of net earnings from operations that were largely offsetting. Specifically, an $18.0 million reduction in Consolidated Segment EBITDA was offset by a $12.9 million tax reduction and a $5.4 million reduction in financing charges. See "Consolidated Segment EBITDA", "Income Taxes" and "Financing Charges".

Net Earnings

Net earnings declined by $1.8 million to $63.7 million ($2.83 per share, diluted; $3.08 per share, basic) in fiscal 2004, down from $65.5 million ($2.92 per share, diluted; $3.16 per share, basic) in fiscal 2003. This reflects (i) a $0.6 million decline in net earnings from operations and (ii) a net-of-tax increase in restructuring and debt settlement costs of $11.1 million, partially offset by (iii) a net-of-tax asset impairment charge in fiscal 2003 of $9.9 million.

Quarterly Information

The table below provides a summary of our revenue, net earnings, total assets, total long-term financial liabilities, cash dividends per share and earnings per share for each quarter in fiscal 2002, 2003 and 2004.

				Total	Cash
				long-term	dividends	Net earnings per share
		Net	Total	financial	per share
	Revenue	earnings	assets	liabilities	declared	(basic)	(diluted)

	(in millions of Canadian dollars)

Fiscal 2004
Q1	$170.5	$13.8	$1,110.2	$567.0	$—	$0.66	$0.62
Q2	174.0	15.5	1,114.4	555.9	—	0.75	0.69
Q3	170.8	9.0	1,162.0	572.7	0.50	0.45	0.40
Q4	218.4	25.4	1,514.7	800.8	—	1.22	1.12

Total	$733.7	$63.7			$0.50	$3.08	$2.83

Fiscal 2003 (Restated)(1)

Q1	$175.0	$8.8	$1,148.9	$615.6	$—	$0.43	$0.40
Q2	189.7	18.5	1,180.6	613.8	0.20	0.89	0.82
Q3	179.0	15.5	1,204.5	624.4	—	0.75	0.69
Q4	174.6	22.7	1,145.6	570.2	—	1.09	1.01

Total	$718.3	$65.5			$0.20	$3.16	$2.92

Fiscal 2002 (Restated)(1)

Q1	$146.2	$11.0	$999.0	$674.1	$—	$0.67	$0.61
Q2	159.9	13.0	1,037.5	684.3	—	0.79	0.72
Q3	151.5	10.0	996.4	634.5	—	0.61	0.55
Q4	159.6	12.8	1,164.3	572.7	—	0.77	0.71

Total	$617.2	$46.8			$—	$2.84	$2.59

(1) See Notes 4 and 5 to our audited consolidated financial statements included elsewhere in this Annual Report.

There is some impact of seasonality in the quarterly results in the foregoing table. The seasonal variations are due primarily to variations in the activity levels of our oil and gas industry customers’ exploration and development activities. Generally, the third quarter is most negatively impacted by seasonality. The second quarter, which includes a portion of the peak summer period, has historically been the strongest. Typically, our net earnings also follow this pattern.

Foreign exchange has had the greatest impact on quarterly revenue levels on a year-over-year basis. Quarterly revenues for fiscal 2004, in comparison to quarterly revenues for fiscal 2003, have been negatively impacted by foreign exchange in the following amounts: Q1-$5.8 million, Q2-$17.0 million, Q3-$13.9 million and Q4-$3.2 million for a total unfavourable foreign exchange impact of $39.9 million.

Quarterly revenue and net earnings in the table above were impacted by the following items that affect their comparability:

(i)	In Q1 of fiscal 2003, we incurred a net-of-tax cost of $7.9 million ($12.5 million pre-tax) related to the settlement of debt.

(ii)
In Q4 of fiscal 2003, we recorded an income tax recovery of $14.0 million related to a change in tax law in Australia. We also recorded a net-of-tax asset impairment charge of $9.9 million ($12.8 million pre-tax) related to Composites.

(iii)	In Q3 of fiscal 2004, we incurred net-of-tax restructuring costs of $4.2 million ($6.0 million pre-tax) related to the restructuring of our European operations.

(iv)
In Q4 of fiscal 2004, we recorded additional net-of-tax restructuring costs of $2.2 million ($3.2 million pre-tax) in connection with our European restructuring activities. Also recorded in this quarter were net-of-tax debt settlement costs of $12.6 million ($19.7 million pre-tax) and a $21.0 million tax recovery. Additionally, we acquired Schreiner in this quarter. Schreiner generated revenue of $39.2 million and a net loss of $0.3 million in Q4 of 2004.

For additional information on the foregoing quarterly items, see "Results of Operations - Asset Impairment Charge", "Results of Operations - Restructuring and Debt Settlement Costs", "Results of Operations - Income Taxes" and "Acquisition of Schreiner Aviation Group".

Review by Segment

The following table set forth segment revenue, Segment EBITDA and Segment EBITDA margins for fiscal 2003 and 2004:

	Revenue		Segment EBITDA		Segment EBITDA Margins

	Fiscal 2004	Fiscal 2003	Fiscal 2004	Fiscal 2003	Fiscal 2004	Fiscal 2003
	(in millions of Canadian		(in millions of Canadian
Segment	dollars)		dollars)

European Flying	$437.7	$464.2	$69.5	$88.6	15.9%	19.1%
International Flying	191.8	184.7	27.5	39.9	14.3%	21.6%
Schreiner	39.2	-	3.3	-	8.4%	-
Astec Repair and Overhaul	58.1	63.0	41.2	37.4	21.3%	18.3%
Composites	6.9	6.4	(2.0)	(3.2)	-	-
Corporate and Other	-	-	(16.2)	(21.4)	-	-

Total	$733.7	$718.3	$123.3	$141.3	16.8%	19.7%

Additional segment information is contained in Note 24 to our audited consolidated financial statements included elsewhere in this Annual Report.

European Flying Segment

The European flying segment consists primarily of operations in Scotland, the UK, Ireland, Norway and Denmark, primarily serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea.

Revenue for fiscal 2004 was $437.7 million, a decrease of $26.5 million from revenue of $464.2 million earned in fiscal 2003. This $26.5 million decrease was attributable to (i) unfavourable foreign exchange of $20.4 million; (ii) a $5.0 million reduction in training revenue; and (iii) a $2.3 million reduction in other revenue, offset partially by a $1.2 million increase in flying revenue. The decline in training revenue reflects reduced and postponed activity, a portion of which was attributable to travel bans in connection with the outbreak of Severe Acute Respiratory Syndrome in fiscal 2004. The flying revenue increase of $1.2 million was composed of contract-driven growth of $4.0 million partially offset by a $2.8 million reduction attributable to a pilots’ work slowdown in the first quarter of fiscal 2004. The reduction in other revenue reflects the fact that this revenue stream was abnormally high in fiscal 2003 due to a one-time contract to perform aircraft modifications for an EMS/SAR customer.

Segment EBITDA for fiscal 2004 was $69.5 million, down $19.1 million from Segment EBITDA of $88.6 million in fiscal 2003. This decline was due primarily to (i) unfavourable foreign exchange of $7.3 million; (ii) increased pension expense of $8.8 million; and (iii) the above noted revenue decline, partially offset by a $3.1 million reduction in other operating expenses due largely to savings generated from restructuring activities during fiscal 2004. The increased pension expense was due to an increase in amortization of net actuarial and experience losses and to assumption changes stemming from the most recent actuarial review of our pension plans.

The Segment EBITDA margin declined from 19.1% in fiscal 2003 to 15.9% in fiscal 2004. Absent the impact of foreign exchange, the Segment EBITDA margin in fiscal 2004 was 16.8%. The primary factor causing the margin to decline from 19.1% to 16.8% was the above noted $8.8 million increase in pension expense. Absent both the impact of foreign exchange and the increase in pension expense, the Segment EBITDA margin in fiscal 2004 was 18.7%, down modestly from fiscal 2003.

At April 30, 2004 there were 71 aircraft in this segment, consisting of 53 heavy and 18 medium aircraft. Among the heavy aircraft were 41 Super Pumas, including 16 Super Puma MkII’s.

    At April 30, 2004 there were 937 employees in the segment (April 30, 2003 - 1,058 employees), including 349 pilots, 239 engineers and 349 administrative and support personnel. The primary reason for the decrease in the number of employees was the restructuring of our European operations. Effective February 6, 2004 we have fully implemented a single management structure in our European flying segment. We believe that the new management structure provides an increased focus on the critical areas of the business, such as employee and customer relationships, and better positions us for growth in Europe. We incurred restructuring costs of $9.2 million related to these activities in fiscal 2004. These costs are excluded from the calculation of Segment EBITDA for our European flying segment. Through improved information systems, group purchasing leverage, better fleet utilization and a reduction in personnel costs we believe we will realize annual Segment EBITDA savings of $12.0 million. Actions to effect all of these anticipated Segment EBITDA savings were completed in July, 2004.

In fiscal 2004, 85.8% of revenue in this segment was derived primarily from long-term contracts. The major customers in this segment remained largely unchanged from fiscal 2003 and during fiscal 2004 included bp, ExxonMobil, TotalFinaElf, Maersk, Statoil, Norsk Hydro, ConocoPhillips, Talisman, Kerr-McGee and the Irish Coast Guard.

During fiscal 2004 our European flying segment was awarded North Sea contracts, all of which represent incremental business, from the following customers: Apache (three-year contract plus two one-year extension options; this contract was awarded in August 2003 and generated revenue of $5.2 million in fiscal 2004), Technip Offshore UK and Venture Production (two-year contract plus two one-year extension options; this contract was awarded in January 2004 and generated revenue of $2.2 million in fiscal 2004) and a consortium consisting of Eni UK, BG Group and ConocoPhillips (three-year contract plus one two-year extension option; this contract was awarded in January 2004 and generated revenue of $2.6 million in fiscal 2004).

We were successful in renewing all of our North Sea contracts that were up for renewal during fiscal 2004. In particular, we were awarded contract renewals by Statoil ASA and Norsk Hydro AS for the provision of heavy helicopter transportation services in the Norwegian North Sea. These contracts have start dates ranging from June 2004 to January 2005, with initial contract periods ranging from three to 11 years. Including option periods, the total potential contract periods range from five to 11 years. Combined annual revenue from these contracts is expected to be approximately $86 million.

In July 2004 a contract with bp in the North Sea expired and was not renewed by the customer. This contract generated revenue of $34.5 million in fiscal 2004.

We believe that there is potential for new oil and gas developments off the west coasts of Scotland and Ireland, around the Shetland and Faroe Islands, and in the North Sea off the northern coast of Norway. These opportunities are expected to lead to additional helicopter service requirements. We believe that we are well positioned to compete for these new contracts as a result of (i) our long-standing relationships with many of the major oil and gas companies which are expected to play a significant role in these projects; and (ii) the need for long-range Super Puma MkIIs and Sikorsky S-92 helicopters to reach more remote regions.

International Flying Segment

The international flying segment consists of major business units in Vancouver, Canada; Adelaide, Australia; and Cape Town, South Africa serving offshore oil and gas, EMS/SAR and other industries.

Revenue for fiscal 2004 was $191.8 million, an increase of $7.1 million from revenue of $184.7 million in fiscal 2003. The increase was composed of revenue growth of $21.6 million offset by unfavourable foreign exchange of $14.5 million. The $21.6 million revenue increase was driven by increased flying hours, primarily attributable to oil and gas customers, due to both new contract awards and increased flying activity on existing contracts. Total flying hours increased from 44,039 in fiscal 2003 to 47,265 in fiscal 2004, representing growth of 3,226 hours or 7.3%. This increase in flying hours was composed of (i) increased activity primarily attributable to oil and gas customers of 4,566 hours or 12.9%, offset by (ii) a reduction in EMS/SAR activity of 1,340 hours or 15.5%. The reduced EMS/SAR flying hours had a minimal impact on revenue because the fixed charge component of our EMS/SAR revenue stream accounts for approximately 75% of that revenue stream. The unfavourable foreign exchange impact of $14.5 million was caused by the significant weakening of the U.S. dollar during fiscal 2004. This negatively impacted the segment’s U.S. dollar denominated revenue streams, which account for nearly 90% of its revenues.

Segment EBITDA for fiscal 2004 was $27.5 million, down by $12.4 million from Segment EBITDA of $39.9 million in fiscal 2003. This decline included unfavourable foreign exchange of $9.7 million. The remaining decline of $2.7 million was due to (i) the existence in fiscal 2003 of several contracts with negotiated margins that were significantly higher than normal; (ii) a retroactive wage settlement with Australian pilots; (iii) increased leasing costs attributable to our movement toward leasing a greater portion of our aircraft fleet; and (iv) increased base costs caused by the mobilization of aircraft to meet the demand created by new contracts that were acquired in fiscal 2004. The unfavourable foreign exchange impact of $9.7 million was due to the noted impact on revenue of a weakened U.S. dollar during fiscal 2004 and to a strengthening of the Australian dollar and South Africa rand. The strengthening of the latter two currencies increased the Canadian dollar equivalent of Australian dollar and South African rand denominated operating costs.

The Segment EBITDA margin for the international flying segment fell from 21.6% in fiscal 2003 to 14.3% in fiscal 2004. Absent the impact of foreign exchange, the margin in fiscal 2004 was 18.0%. The decline from 21.6% last year to 18.0% this year was due to items (i) through (iv) noted in the previous paragraph.

At April 30, 2004, there were 97 aircraft in this segment, consisting of 18 heavy, 65 medium and 10 light helicopters and four fixed-wing aircraft. This is an increase of nine aircraft since the start of the fiscal year which was necessitated by the growth of the international flying segment in fiscal 2004. The fleet in the segment consists primarily of medium aircraft such as the Sikorsky S-76, but also includes a number of heavy aircraft, including the Eurocopter Super Puma and the Sikorsky S-61N.

At April 30, 2004, there were 807 employees in the segment (April 30, 2003 - 775 employees), including 263 pilots, 223 engineers and 321 administrative and support personnel. Approximately 81.3% of revenues in the segment were derived from long-term contracts. The major customers in this segment included ExxonMobil, Unocal, Chevron, bp, Shell, TotalFinaElf, Premier, Phillips, Soekor, Sonair, DeBeers, the Royal Australian Air Force, Victoria Police, the United Nations, Talisman, Newfield, Petrobras, Encana and United Helicharters.

During fiscal 2004, we were awarded contracts in our international flying segment, all of which represent incremental business, supporting the following companies: Petrobras (five-year contract in Brazil; this contract was awarded in August of 2003 but flying services thereunder had not yet commenced by fiscal year end), Encana (three-year contract in Ecuador; this contract was awarded in September of 2003 and generated revenue of $1.0 million in fiscal 2004) and United Helicharters (four-year contract in India; this contract was awarded in late October 2003 but generated revenue of only $0.3 million in fiscal 2004 due to a delayed start of flying services). We also renewed the five existing contracts that came up for renewal in fiscal 2004.

Astec Repair and Overhaul

The repair and overhaul segment, operating as Astec, consists of a major facility located in Stavanger, Norway and other facilities in Aberdeen, Scotland providing repair and overhaul services for our fleet and for an external customer base in Europe, Asia and North America.

Third party repair and overhaul revenue for fiscal 2004 was $58.1 million, of which 32.0% was derived from long-term contracts, compared to $63.0 million in fiscal 2003 of which 40% was derived from long-term contracts. This $4.9 million decline in third-party revenue was due entirely to unfavourable foreign exchange. The remaining year-over-year revenue variances were completely offsetting and were composed of (i) a decrease in revenue from heavy maintenance projects of $4.9 million; (ii) a $1.3 million increase in revenue from "power-by-the-hour" ("PBTH") customers; (iii) an increase in major component overhaul and other revenue of $2.7 million; and (iv) revenue growth of $0.9 million attributable to our March 5, 2004 acquisition of UK-based Whirly Bird Services Limited ("WBS"). WBS is a global supplier of survival suits and related aircraft passenger survival equipment. The decline in revenue from heavy maintenance projects reflects the fact that such revenue was exceptionally high in fiscal 2003 due to additional customer requirements in that period. The increase in PBTH revenue was attributable to increased work performed for customers to support their increased flying hours. The increase in major component overhaul and other revenue also reflects increased customer demand.

Segment EBITDA for the repair and overhaul segment for fiscal 2004 was $41.2 million, up $3.8 million from Segment EBITDA of $37.4 million in fiscal 2003. This increase was composed of (i) cost reduction due to a one-time refund this year of approximately $2.2 million related to the cancellation of an external PBTH agreement with the aircraft manufacturer for the repair and overhaul of Super Puma MkII components, which Astec is now servicing in-house; (ii) Segment EBITDA growth of $3.3 million attributable primarily to a change in Astec’s revenue mix and to reduced maintenance costs; and (iii) Segment EBITDA of $0.3 million generated by WBS since acquisition, offset by (iv) unfavourable foreign exchange loss of $2.0 million. The EBITDA growth from the change in revenue mix was caused largely by the fact that the percentage of Astec’s revenue generated from higher-margin engine and dynamics work increased from 12% in fiscal 2003 to 18% in fiscal 2004. The reduction in maintenance expense was due to a decline in the amount of work subcontracted to third-party vendors. Astec has developed the capability to perform such work in-house.

The foregoing are also the cause of the increase in Astec’s Segment EBITDA margin from 18.3% last year to 21.3% this year. Absent the impact of foreign exchange, Astec’s fiscal 2004 Segment EBITDA margin was 21.8%.

In January 2004, Astec signed a contract with the German Ministry of the Interior for (i) the upgrade and sale of five Super Puma aircraft from our existing fleet; and (ii) the upgrade of five of the customer’s Super Pumas. The total value of the contract is approximately $64.0 million, to be earned between fiscal 2005 and 2007.

Schreiner

Schreiner is the largest helicopter operator in the Dutch sector of the North Sea, and operates in The Netherlands providing support to the oil and gas industry and emergency medical services. Schreiner also supports oil and gas operations in Africa and Asia in addition to operating an aircraft parts business and providing fixed-wing maintenance services.

Revenue from Schreiner during the period from acquisition (February 16, 2004) to April 30, 2004 was $39.2 million while Segment EBITDA earned during the same period was $3.3 million. The $39.2 million in revenue was composed of (i) $16.8 million in flying revenue of which $14.1 million and $2.7 million related to oil and gas and other customers, respectively; (ii) $5.6 million of fixed-wing maintenance revenue; (iii) aircraft parts sales of $8.3 million; (iv) $4.0 million of revenue from the manufacture and sale of military targets; and (v) $4.5 million of other revenue.

Schreiner’s Segment EBITDA margin during the period was 8.4%. This reflects the fact that Schreiner sold aircraft subsequent to acquisition which were carried in inventory as at the date of acquisition. Such aircraft inventory was recorded by us at fair market value as at the date of acquisition which, effectively, eliminated the margin on the subsequent sales of these aircraft.

Composites

Composites commenced commercial operations on May 1, 2002 to manufacture components for helicopter and airline manufacturers. Revenue for fiscal 2004 was $7.0 million, up $0.6 million from revenue of $6.4 million in fiscal 2003. Excluding additional government assistance of $0.5 million included in revenue for fiscal 2003, year-over-year revenue growth was $1.1 million or 17.2%. This increase in revenue was driven largely by increased activity on a contract to manufacture airframe components for a major helicopter manufacturer, which is the primary source of revenue for Composites.

Segment EBITDA for fiscal 2004 was a loss of $2.0 million, down from a loss of $3.2 million last year. This improvement was due to increased revenue and to cost control measures.

Fiscal 2003 Segment EBITDA for Composites excludes an asset impairment charge of $12.8 million in connection with the write-off of pre-operating costs. See Notes 2 and 11(vii) to our audited consolidated financial statements included elsewhere in this Annual Report.

Corporate and Other

Corporate and other costs for fiscal 2004 were $16.2 million compared to $21.4 million in fiscal 2003, producing negative Segment EBITDA in the same amounts. This cost reduction was due primarily to lower variable compensation costs and to reduced expense incurred under our stock appreciation rights plan. With respect to the latter, in July 2002 we entered into a hedging agreement with a major Canadian financial institution to reduce volatility of cash flows and earnings associated with changes in our share price.

Segment EBITDA for the corporate and other segment excludes debt settlement costs of $19.7 million in fiscal 2004 and $12.5 million in fiscal 2003.

Year Ended April 30, 2003 compared to Year Ended April 30, 2002

Revenue

Total revenue for fiscal 2003 increased $101.1 million, or 16.4%, to $718.3 million from $617.2 million in fiscal 2002. The following are the primary reasons for the change in revenue:

(i)
The impact of new contracts and price increases, partially offset by reduced flying hours, resulted in an increase in revenue of $47.6 million. The level of interaction between contract rates, flying hours, fixed monthly charges and aircraft mix makes it difficult to more accurately quantify the impact of the individual factors contributing to the revenue increase.

(ii)	The strengthening of European currencies against the Canadian dollar was the predominant factor that contributed to the remaining revenue increase of $53.5 million.

The $101.1 million increase in total revenue was derived from the oil and gas industry ($41.6 million), EMS/SAR ($19.2 million), repair and overhaul ($19.4 million), composites manufacturing ($6.4 million), training ($3.1 million), and other ($11.4 million). A significant portion of the increase in the other category relates to revenue earned in connection with modifications made to aircraft as part of a new search and rescue contract.

The table below provides a summary of segment revenue by quarter for fiscal 2003 and 2002:

Revenue Summary by Quarter
(in millions of Canadian dollars)

				Total	Repair
				helicopter	and
Period		Europe	International	operations	overhaul	Composites	Total

F2003	Q1	$117.0	$45.8	$162.8	$10.9	$1.3	$175.0
	Q2	124.4	44.5	168.9	19.6	1.2	189.7
	Q3	115.2	46.4	161.6	15.9	1.5	179.0
	Q4	107.6	48.0	155.6	16.6	2.4	174.6

F2002	Q1	$101.1	$36.9	$138.0	$8.2	$—	$146.2
	Q2	107.6	38.9	146.5	13.4	—	159.9
	Q3	95.5	44.9	140.4	11.1	—	151.5
	Q4	102.0	46.7	148.7	10.9	—	159.6

We derive our helicopter flying revenue from two types of contracts. Approximately 60% of our fiscal 2003 flying revenue is derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remaining 40% is generated by fixed monthly charges. Because of the significant fixed component, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenues, they remain a good measure of the level of activity and fleet utilization. The following tables provide a quarterly summary of our flying hours and flying revenue mix for fiscal 2003 and 2002.

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

Flying Revenue Mix
(in millions of Canadian dollars)

	Fiscal 2003					Fiscal 2002

				Fixed
	Heavy	Medium	Light	Wing	Total	Heavy	Medium	Light	Total

Europe	$335.9	$89.6	$—	$—	$425.5	$299.0	$75.9	$—	$374.9
International	50.7	118.3	4.4	3.7	177.1	47.7	109.6	7.8	165.1

Total flying revenue	$386.6	$207.9	$4.4	$3.7	$602.6	$346.7	$185.5	$7.8	$540.0

Total %	64.2%	34.5%	0.7%	0.6%	100%	64.2%	34.4%	1.4%	100%

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

Operating Expenses

Total operating expenses for fiscal 2003 increased $80.0 million, to $577.0 million, from $497.0 million for fiscal 2002. The strengthening of the Norwegian kroner and pound sterling against the Canadian dollar during the year accounted for approximately 40% of the increase in operating expenses. Other major factors contributing to the increase in operating expenses include an increase in compensation costs in Europe related to new labour agreements entered into during fiscal 2002, and an increase in operating expenses of $9.6 million related to Composites which commenced commercial production in fiscal 2003. Operating expenses as a percentage of revenue was 80.3%, which was just slightly less than the 80.5% in the prior year.

Consolidated Segment EBITDA

Consolidated Segment EBITDA for fiscal 2003 increased $21.1 million, or 17.6%, to $141.3 million from $120.2 million for fiscal 2002. The increase is comprised of favourable foreign exchange rate fluctuations of $12.4 million, increased EBITDA from new contracts and rate increases in the flying and repair and overhaul segments of $9.8 million, and a reduction in Corporate and other costs of $2.1 million. These increases were partially offset by EBITDA losses of $3.2 million in Composites. EBITDA as a percentage of revenue increased slightly to 19.7% from 19.5% in the prior year.

Amortization

Amortization for fiscal 2003 increased $4.0 million to $22.6 million from $18.6 million for fiscal 2002. Additional amortization of $1.5 million was the result of the commencement of amortization of the pre-operating costs related to Composites and an additional $2.5 million increase related to capital asset additions.

Gain on Disposals of Assets

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

Asset Impairment Charge

At April 30, 2003, we evaluated the recoverability from cash flows of future operations of the carrying value of Composites’ pre-operating expenses, which had been previously deferred and recorded in other assets on our balance sheet. We determined it appropriate to write off the entire $12.8 million book value of such pre-operating expenses at April 30, 2003 as an asset impairment charge (Notes 2(i) and 11(vii) to the audited consolidated financial statements included elsewhere in this Annual Report).

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

Financing Charges
(in thousands of Canadian dollars)

	Year Ended April 30

		(Restated) (1)
	2003	2002

Interest on debt obligations	$31,129	$42,300
Amortization of deferred financing costs	3,222	3,889
Foreign exchange loss (gain) from operating activities and working capital revaluation	3,337	(1,063)
Foreign exchange (gain) loss on debt repayment	(1,299)	2,191
Foreign exchange gain on revaluation of long-term debt	(770)	(27)
Other	(741)	689

Total	$34,878	$47,979

(1) See Note 4 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

Income Taxes

Total income tax recovery for fiscal 2003 was $2.2 million, compared to total income tax expense of $9.8 million recorded in fiscal 2002.

Income tax expense included in net earnings from operations was $5.3 million for the year, compared to $9.8 million in 2002. The effective income tax rate on earnings from operations in fiscal 2003 was 5.9%, compared to 17.2% in fiscal 2002. The effective rate decreased in fiscal 2003 as a result of an income tax recovery of $14.0 million related to our Australian operations. The government of Australia has introduced legislation that provides wholly-owned corporate groups with the option of consolidated income taxation from July 1, 2002. Our Australian operations completed an analysis of this option and elected to file its income tax returns under the new consolidation regime. This rate reduction was partially offset due to higher earnings in jurisdictions with higher tax rates. In addition, debt reduction during the year reduced interest costs in Canada, our highest tax jurisdiction.

During fiscal 2003 the following tax recoveries were recorded by us and have been excluded from the calculation of income tax expense in determining net earnings from operations:

(i)	We recorded an income tax recovery of $2.9 million related to the asset impairment charge in Composites; and,

(ii)	We recorded an income tax recovery of $4.5 million related to debt settlement costs recorded on the redemption of 35% of our senior subordinated notes.

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

Net Earnings From Operations

Net earnings from operations for fiscal 2003 was $83.3 million ($3.70 per share, diluted), up $36.5 million from the $46.8 million ($2.59 per share, diluted) in fiscal 2002. The increase was due primarily to improved Consolidated Segment EBITDA, reduced financing charges, and income tax recoveries. See "Consolidated Segment EBITDA", "Financing Charges", and "Income Taxes".

Net Earnings

Net earnings for fiscal 2003 increased $18.7 million to $65.5 million from $46.8 million for fiscal 2002. The increase was the result of revenue growth ($101.1 million), lower financing charges ($13.1 million), income tax recoveries ($7.4 million), decreased income taxes on net earnings from operations ($4.5 million), and other increases ($1.9 million), partially offset by increased operating costs ($80.0 million), an asset impairment charge ($12.8 million), debt settlement costs ($12.5 million) and increased amortization ($4.0 million).

Earnings under Canadian GAAP differ from those under U.S. GAAP. An explanation of the significant differences is provided in Note 32 to our audited consolidated financial statements included elsewhere in this Annual Report.

Quarterly Information

The table below provides a summary of our revenue, net earnings and earnings per share for each quarter in fiscal 2003 and 2002.

	Revenue	Net earnings	Net earnings per share
	($ millions)	($ millions)	Basic	Diluted

Fiscal 2003 (Restated)(1)
Q1	$175.0	$8.8	$0.43	$0.40
Q2	189.7	18.5	0.89	0.82
Q3	179.0	15.5	0.75	0.69
Q4	174.6	22.7	1.09	1.01

Total	$718.3	$65.5	$3.16	$2.92

Fiscal 2002 (Restated)(1)
Q1	$146.2	$11.0	$0.67	$0.61
Q2	159.9	13.0	0.79	0.72
Q3	151.5	10.0	0.61	0.55
Q4	159.6	12.8	0.77	0.71

Total	$617.2	$46.8	$2.84	$2.59

(1)	See Notes 4 and 5 to our audited consolidated financial statements included elsewhere in this Annual Report.

Quarterly revenues in fiscal 2003 were favourably impacted by foreign exchange of $15.2 million, $15.7 million, $16.7 million and $9.3 million in quarters 1, 2, 3 and 4 respectively. In addition to the positive impact of foreign currency during fiscal 2003, we also experienced real revenue growth of $13.6 million, $14.1 million, $10.8 million and $5.7 million in quarters 1, 2, 3 and 4, respectively. There is some impact of seasonality in the results, but it is not significant. Generally, the third quarter is most negatively impacted by seasonality. The second quarter, which includes a portion of the summer period, has historically been the strongest. Typically, our net earnings also follow this pattern.

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

Review by Segment

The primary factor considered by us in identifying segments is geographic coverage, which also impacts the nature of operations, the type of contracts and the type of aircraft utilized. The European flying segment includes primarily helicopter services to the oil and gas industry in the UK, Norwegian and Danish sectors of the North Sea. In addition, the European flying segment includes helicopter search and rescue operations in Europe.

The international flying segment includes the provision of helicopter services for offshore oil and gas and EMS/SAR customers in Asia, Africa, Australia, South America, the east coast of Canada and other locations around the world.

The repair and overhaul segment includes helicopter repair and overhaul facilities located in Norway and the UK that provide services to our helicopter fleet and to third-party customers located in Europe, Asia and North America.

The composites segment includes our composites manufacturing operation in Gander, Canada. This operation was in the pre-operating phase in fiscal 2002 and entered commercial production effective May 1, 2002.

The corporate and other segment includes the activities of our corporate office in St. John’s, Canada, other public-company related costs and applicable consolidation eliminations.

The following tables set forth revenue by segment and Segment EBITDA:

	Year Ended April 30

Revenue	2003 (1)	2002 (1)
	(in thousands of Canadian dollars)

European flying	$464,114	$406,117
International flying	184,784	167,437

Helicopter operations	648,898	573,554
Repair and overhaul	62,989	43,612
Composites	6,426	—

Total revenue	$718,313	$617,166

	Year Ended April 30

Segment EBITDA	2003 (1)	2002 (1)
	(in thousands of Canadian dollars)

European flying	$88,614	$73,983
International flying	39,867	38,986

Helicopter operations	128,481	112,969
Repair and overhaul	37,390	31,015
Composites	(3,175)	—
Corporate and other	(21,411)	(23,811)

Total Consolidated Segment EBITDA	$141,285	$120,173

(1)	Restated. See Notes 4 and 5 to our audited consolidated financial statements included elsewhere in this Annual Report.

Europe

The European flying segment consists of major business units in Aberdeen, Scotland and Stavanger, Norway, primarily serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea.

Segment EBITDA - Europe
(in millions of Canadian dollars)
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$-
2001
2002
2003

Revenue by Industry - Europe
Other 8%
Training 3%
EMS/SAR 4%
Oil and Gas Exploration 11%
Oil and Gas Production 74%

Revenue by Location - Europe
Other Europe 16%
Other 3%
U.K. 43%
Norway 38%

Revenue in fiscal 2003 was $464.1 million compared to $406.1 million in fiscal 2002. Segment EBITDA in fiscal 2003 was $88.6 million, compared to $74.0 million in fiscal 2002. Additional segmented information is contained in Note 24 to our audited consolidated financial statements included elsewhere in this Annual Report.

Revenue increases totalling $10.0 million were attributable to rate increases, new contracts and aircraft modifications for external customers, partially offset by reduced flying activity in the North Sea. In addition, revenue increased by $48.0 million as a result of more favourable exchange rates for the pound sterling and Norwegian kroner.

The overall increase of $14.6 million in segment EBITDA resulted from an increase of $5.5 million related to new contracts and rate increases on existing contracts, and $9.1 million as the result of favourable foreign exchange rates. EBITDA as a percentage of segment revenue was 19.1% in fiscal 2003, compared to 18.2% in fiscal 2002.

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

During fiscal 2003, we were successful in renewing long-term contracts in Europe with Centrica/BHP Billiton, bp, ExxonMobil, TotalFinaElf and Talisman, representing total annual revenues of approximately $96 million. However, we were unsuccessful in renewing a contract with bp for the provision of helicopter services in the northern North Sea. The contract with bp, which produced revenues of $49.3 million in fiscal 2003, expired on July 31, 2004. This contract represented approximately 6.9% of our fiscal 2003 revenue.

During fiscal 2003, we announced that we had embarked on an internal cost review of our European operations. It was indicated that our UK division had initiated a cost reduction program that would result in annualized savings of $10.0 million. More than half of these cost reduction measures have been implemented and completion is expected before the end of calendar 2003. With regard to the combined European structure, we are still in consultation with management and unions to develop a structure to yield more savings. We are challenging management and unions to develop more flexible cost structures that will improve our competitive position and ensure we can produce the overall return on capital required to support investment in new aircraft in the North Sea.

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

The segment EBITDA increased by $0.9 million to $39.9 million in fiscal 2003, compared to $39.0 million in 2002. Segment EBITDA as a percentage of revenue was 21.6% in fiscal 2003, compared to 23.3% in fiscal 2002. The major factors contributing to the decrease in the Segment EBITDA percentage in fiscal 2003 were the strengthening of the South African rand against the U.S. dollar (virtually all of our revenue from our African operations is denominated in U.S. dollars, while only a portion of our expenses is in U.S. dollars) and lower than normal non-major maintenance costs in fiscal 2002.

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

During fiscal 2003, we renewed and/or expanded oil and gas contracts in Thailand and Namibia worth approximately $22.1 million annually. In addition, we were awarded new long-term oil and gas contracts in Malaysia and the Persian Gulf worth approximately $17.8 million annually. We did not lose any major contracts in this segment during fiscal 2003.

During fiscal 2003, we were awarded a contract with the United Nations to provide helicopter services for monitoring, verification and inspection activities in Iraq. With the commencement of war in Iraq in late fiscal 2003, this contract was terminated. Total revenue from this contract in 2003 was $2.3 million.

Repair and Overhaul

The repair and overhaul segment, operating as Astec, consists of a major facility located in Stavanger, Norway and other facilities in Aberdeen, Scotland providing repair and overhaul services for our fleet and for an external customer base in Europe, Asia and North America.

Segment EBITDA - Repair and Overhaul - (in millions of Canadian Dollars)
$40
$35
$30
$25
$20
$15
$10
$5
$-
2001
2002
2003

External Revenue by Customer Location - Repair and Overhaul
Asia and other 10%
Canada 15%
U.K. 14%
Other Europe 27%
Norway, Denmark, Sweden 34%

External Revenue by Type - Repair and Overhaul
Dynamic components 4%
Power by the hour 52%
Base maintenance 36%
Engine 8%

For the year ended April 30, 2003, combined internal and third-party revenues were $204.9 million, compared to $152.2 million last year. Third-party revenues were $63.0 million, of which 40% was derived from long-term contracts, compared to $43.6 million last year. Third-party revenue increases totaling $19.4 million (44.5%) were derived from new business ($9.7 million) and a higher exchange rate for the Norwegian kroner ($9.7 million). The increase in internal revenues was partially due to Astec assuming responsibility for maintenance on the UK fleet. This work was previously performed by the UK flying division. The Segment EBITDA percentage was 18.3% in 2003, compared to 20.4% in 2002. The decrease in the Segment EBITDA percentage is primarily the result of the addition of new lower-margin work from our UK-based operations and lower than normal margins on major aircraft repair and rebuild projects for internal customers.

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

Liquidity and Capital Resources

Operating Activities

Cash flow from operations was $150.5 million in fiscal 2004, down by $26.5 million from $177.0 million generated in fiscal 2003. Cash flow declined by $9.4 million, from $196.1 million last year to $186.7 million in fiscal 2004. The $26.5 million decline in cash flow from operations was driven primarily by (i) an $18.0 million decline in Consolidated Segment EBITDA, of which $16.9 million was due to unfavourable foreign exchange; (ii) a $17.1 million increase in non-cash working capital; (iii) a $9.3 million increase in advance aircraft rental payments incurred in connection with sale-leaseback and LOLI transactions; and (iv) net-of-tax restructuring charges of $6.4 million incurred in connection with the restructuring of our European flying segment, and was offset partially by (v) reduced net pension funding of $7.5 million; (vi) $9.8 million of realized foreign exchange gains on forward foreign currency contracts; and (vii) a $4.4 million reduction in deferred revenue.

Cash flow from operations was $177.0 million in 2003, up by $11.7 million from $165.3 million in 2002. Cash flow increased by $12.5 million, from $183.6 million in 2002 to $196.1 million in fiscal 2003. The $11.7 million increase in cash flow from operations was driven primarily by a $21.1 million increase in Consolidated Segment EBITDA, offset somewhat by increased future income taxes and increased pension funding.

Working capital increased by $56.3 million, from $289.0 million at April 30, 2003 to $345.3 million at April 30, 2004. This increase was due primarily to (i) a $22.8 million increase in inventory at Astec; (ii) the acquisition of Schreiner which had non-cash working capital of $12.5 million at April 30, 2004; (iii) a $9.0 million increase in cash; (iv) a $5.9 million increase in net current future tax assets; and (v) favourable foreign exchange on non-cash working capital of $0.9 million.

The increase in inventory at Astec was driven largely by the need to support higher customer activity and to support internal repair and overhaul work on Super Puma MkII dynamic components which was previously performed externally. Also contributing to the inventory increase was the purchase late in the year of a six to 12 month supply of certain engine and dynamic parts. The $9.0 million increase in cash includes Schreiner’s April 30, 2004 cash balance of $5.2 million and favourable foreign exchange of $1.7 million. The $5.9 million increase in net current future tax assets stems from a $21.0 million income tax recovery recorded in fiscal 2004. (See "Results of Operations - Income Taxes" and Note 21 to our audited consolidated financial statements included elsewhere in this Annual Report.)

Receivables increased by $54.1 million, from $139.6 million at April 30, 2003 to $193.7 million at April 30, 2004. This increase was composed of (i) a $44.4 million increase attributable to the acquisition of Schreiner; and (ii) a $12.4 million increase caused by the timing of invoicing and cash receipts, offset partially by (iii) a $2.7 million decline attributable to foreign exchange. The $52.9 million increase in inventory, from $214.7 million at April 30, 2003 to $267.6 million at April 30, 2004, was due primarily to (i) the above noted $22.8 million increase in inventory at Astec; (ii) the acquisition of Schreiner which had inventory of $20.9 million at April 30, 2004; and (iii) foreign exchange of $2.2 million. The increase in prepaid expenses during fiscal 2004 includes approximately $1.5 million of advance premiums paid to our reinsurance subsidiary on a new reinsurance contract. The remaining increase in prepaid expenses was spread throughout our various operating units and primarily reflects differences in the timing of payments made in connection with key prepaid items. Payable and accruals increased by $61.0 million, from $132.2 million at April 30, 2003 to $193.2 million at April 30, 2004. This $61.0 million increase was due primarily to the acquisition of Schreiner which had payables and accruals totaling $58.1 million at April 30, 2004. The $1.0 million increase in deferred revenue, from $6.2 million at April 30, 2003 to $7.2 million at April 30, 2004, reflects year-over-year timing differences. Dividends payable of $5.2 million at April 30, 2004 represent the portion of the annual dividend of $10.5 million declared in fiscal 2004 which is due to be paid after the fiscal year end. The increase in income tax payable from $3.5 million at April 30, 2003 to $6.3 million at April 30, 2004 was due primarily to the timing of installment remittances.

Working capital decreased by $24.1 million from $313.1 million at April 30, 2002 to $289.0 million at April 30, 2003. This decrease was due primarily to: (i) a decrease in cash of $54.7 million (the cash balance at April 30, 2002 included $80.3 million from the April 2002 equity issue that was used in May 2002 to redeem 35% of our senior subordinated notes); and (ii) a $7.4 million decrease in accounts receivable due to a general reduction in receivables levels of $14.3 million partially offset by the impact of foreign currency translation, and was offset somewhat by (iii) a $40.5 million increase in inventory resulting from changes in foreign exchange rates and increased activity in the repair and overhaul business during the year.

We believe that we will be able to generate sufficient cash flow to meet our current and future working capital, capital expenditure and debt obligations. As at April 30, 2004 we had unused borrowing capacity under our credit facilities of $63.4 million and cash of $67.1 million, for a total of $130.5 million. We do not expect any material changes to our future working capital requirements other than possible changes caused by major acquisitions should any such acquisitions occur. Our growth strategy includes the pursuit of various acquisition targets. It is expected that acquisitions would be largely debt financed.

There are no material, legal or practical restrictions on our ability to obtain cash from our subsidiaries. There are no material trends and no expected material fluctuations in our liquidity position. We are not aware of any balance sheet conditions, income items or cash flow items that could have a material impact on our liquidity. There are also currently no liquidity problems associated with our financial instruments. However, changes in our stock price affect the fair market value of an equity forward price agreement that we use to hedge our stock appreciation rights. As well, changes in foreign exchange rates affect the fair market value of currency swaps into which we have entered in connection with hedging our net investment in our self-sustaining foreign operations. It is possible that such changes in the fair market value of these financial instruments could be material. (See "Financial Instruments").

Financing Activities

Total net debt increased by $183.7 million in the year from $263.2 million at April 30, 2003 to $446.9 million at April 30, 2004. The $183.7 million increase was composed of (i) an increase in debt of $211.4 million offset by (ii) favourable foreign exchange of $20.4 million; and (iii) an increase in cash of $7.3 million. The increase in debt was due primarily to the acquisition of Schreiner as we borrowed €93.6 million or $154.6 million in connection with that transaction via a bridge facility under our senior credit facilities. The favourable foreign exchange of $20.4 million was composed of (i) favourable foreign exchange of $17.7 million on our euro denominated debt; (ii) favourable foreign exchange of $3.3 million on our pound sterling denominated debt; and (iii) favourable foreign exchange of $1.7 million on cash, offset by (iv) unfavourable foreign exchange of $2.3 million on our U.S. dollar denominated debt. The $7.3 million increase in cash reflects the inclusion of Schreiner’s April 30, 2004 cash balance of $5.2 million.

In April 2004 we issued U.S. $250 million ($340 million) of 7?% senior subordinated notes. Proceeds were used primarily to pay down existing debt and fund issue costs. The current portion of long-term debt increased by $17.6 million, from $20.4 million at April 30, 2003 to $38.0 million at April 30, 2004. The $17.6 million increase in the current portion of long-term debt was attributable to the repayment of a portion of our existing debt with proceeds of our April 2004 issuance of U.S. $250.0 million senior subordinated notes. However, $21.9 million of such debt repayment occurred subsequent to fiscal year end. (See Notes 13 and 31 to our audited consolidated financial statements included elsewhere in this Annual Report).

Debt issue costs in fiscal 2004, incurred primarily in connection with the aforementioned U.S. $250.0 million debt issuance, totaled $13.2 million and have been recorded as deferred financing costs. Also in connection with the debt issuance, we paid cash debt settlement costs of $37.9 million to pay down existing debt. These costs were composed of realized foreign exchange losses of $23.9 million and $14.0 million in make-whole premiums and other out-of-pocket costs such as professional fees. The realized foreign exchange losses were charged to our cumulative translation adjustment account because the related debt had been designated as a hedge of our net investment in our self-sustaining foreign operations. The remaining cash costs of $14.0 million were charged to debt settlement expenses on our fiscal 2004 audited consolidated statement of earnings. Such debt settlement expenses totalled $19.7 million and were composed of the noted cash costs of $14.0 million as well as a $5.7 million write-off of unamortized deferred financing costs on debt that was paid down with a portion of the proceeds from the U.S. $250.0 million debt issuance.

To minimize the impact of foreign exchange on our cash flows, we have denominated our debt in various currencies to more closely match net operating cash flows with debt service obligations. At April 30, 2004 our total net debt was denominated in the following currencies:

	Debt in		Canadian
Currency	functional currency		equivalent
	(millions)		(millions)

UK pound sterling		£9.9	$24.1
Euro	Î	75.8	124.5
Canadian dollar		$22.7	22.7
U.S. dollar		US $250.0	342.7
Cash (various currencies)			(67.1)

Total net debt			$446.9

Our pound sterling denominated debt has been designated as a hedge of our net investment in our UK operations as the pound sterling is the functional currency of those operations. Our euro debt has been designated as a hedge of our net investment in Schreiner which has the euro as its functional currency. Of our U.S. $250.0 million senior subordinated debentures, U.S. $100.0 million has been designated as a hedge of our net investment in our Vancouver, Canada-based international operating unit which has the U.S. dollar as its functional currency. The remaining U.S. $150.0 million of this facility has been converted to euros, pounds sterling and Norwegian kroner via currency swaps and such debt and swaps have been designated as hedges of our net investments in our euro, pound sterling and Norwegian kroner functional operating units. See "Financial Instruments". As a result of these hedging arrangements, gains and losses on the revaluation of our foreign currency denominated debt are recorded on our balance sheet in the cumulative translation adjustment account.

The terms of certain of our debt agreements and helicopter lease agreements impose operating and financial limitations on us. Such agreements limit, among other things, our ability to incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments. Our ability to comply with any of the foregoing limitations and with loan repayment provisions will depend on future performance. This will be subject to prevailing economic conditions and other factors, some of which may be beyond our control. Throughout fiscal 2004 and fiscal 2003 we were and continue to be, in compliance with all covenants, all requirements for the payment of interest and principal and all other conditions imposed by our debt and lease agreements.

Total net debt decreased by $48.7 million to $263.2 million at April 30, 2003 compared to $311.9 million at April 30, 2002. Net debt reductions of $66.6 million during the year were offset by the impact of exchange rates on the translation of our foreign currency denominated debt of $17.9 million. During fiscal 2003, we completed the sale-leaseback of six Super Puma AS332L aircraft, generating net proceeds of $58.5 million that are reflected in the reduction in net debt at April 30, 2003. At April 30, 2003 our debt was denominated in the following currencies:

	Debt in		Canadian
Currency	functional currency		equivalent
	(millions)		(millions)

UK pound sterling		£55.2	$126.6
Euro	Î	94.2	151.1
Canadian dollar		$16.4	16.4
Norwegian kroner		NOK $132.5	27.2
Cash (various currencies)		—	(58.1)

Total net debt			$263.2

Our normal course issuer bid (through the TSX), which was approved on March 11, 2003, expired on March 11, 2004 and was not renewed. No shares were repurchased under that normal course issuer bid.

During fiscal 2004 we declared an annual dividend of $0.50 payable quarterly on each Class A Subordinate Voting Share and Class B Multiple Voting Share (approximately $10.5 million). Of this amount, dividends totalling $5.3 million were paid by April 30, 2004. During fiscal 2003, we declared and paid an annual dividend of $4.0 million or $0.20 per share. There were no dividends paid during fiscal 2002. There have been no defaults or arrears in dividend payments.

At April 30, 2004, we had 18.4 million Class A Subordinate Voting Shares compared to 17.9 million at April 30, 2003. The increase in the number of Class A Subordinate Voting Shares was due to the issuance of shares under the employee share purchase plan and the employee stock option plan and share conversions, generating net proceeds of $3.3 million during fiscal 2004. At April 30, 2002 we had 17.7 million Class A Subordinate Voting Shares outstanding. The increase in the Class A Subordinate Voting Shares of 0.2 million to 17.9 million at April 30, 2003 was due to the issuance of shares under the employee share purchase plan and the employee stock option plan, share conversions and the conversion of a promissory note, generating net proceeds of $0.6 million during fiscal 2003.

Investing Activities

Capital asset additions during fiscal 2004 totalled $249.1 million. $116.9 million of such expenditures were composed of (i) $80.8 million for the purchase of 12 helicopters; (ii) $18.2 million for aircraft modifications; (iii) $5.8 million for major spares; (iv) $4.0 million in connection with the construction of buildings and hangars; and (v) $8.1 million primarily for other equipment. The aforementioned aircraft expenditures of $80.8 million were composed of the combined purchase prices of $100.8 million offset by the application of deposits of $20.0 million. We also made additional aircraft deposits during the year of $23.6 million (2003 - $6.7 million; 2002 - $NIL) toward future aircraft purchases to end fiscal 2004 with an aircraft deposit balance of $14.5 million.

Capital expenditures during fiscal 2004 for helicopter major components totaled $123.0 million. We also spent $9.2 million on helicopter major inspections during the year. These expenditures were financed from proceeds received on capital asset dispositions and from cash flow. Proceeds from disposals during fiscal 2004 totalled $126.9 million. These proceeds were composed of (i) $124.6 million received in connection with six aircraft sale-leaseback transactions, seven LOLI transactions and the disposal of five aircraft; and (ii) $2.3 million received from miscellaneous dispositions.

    Capital asset additions during fiscal 2003 totalled $168.4 million. Of this amount, $18.4 million related to aircraft additions and modifications and $26.3 million related to other property and equipment. The other property and equipment additions included $4.0 million for a new passenger terminal in Halifax, Canada, $4.0 million related to the completion of a new passenger terminal in the UK, $6.6 million related to the purchase of major spares, $4.7 million for ground and other flying equipment and $7.0 million related to the acquisition of new information technology systems. Capital expenditures for helicopter major components totalled $110.3 million and we spent $13.4 million on helicopter major inspections. Proceeds on disposal of capital assets were $74.9 million in fiscal 2003. The proceeds were derived primarily from the sale-leaseback of six Super Puma AS332L aircraft for $65.4 million and insurance proceeds of $4.5 million.

Capital asset additions during fiscal 2002 totalled $175.6 million. Of this amount $20.6 million related to aircraft additions and modifications and $13.5 million related to other property and equipment including $5.9 million for a new passenger terminal in the UK. Capital expenditures for helicopter major components totaled $131.6 million and we spent $9.9 million on helicopter major inspections. Proceeds on disposal of capital assets were $49.8 million and were derived primarily from the sale-leaseback of aircraft of $25.7 million, insurance proceeds of $12.2 million and the sale of two S-61s, one Bell 212, and four light aircraft for proceeds of $8.0 million.

During the fourth quarter of fiscal 2004, we acquired Schreiner and WBS for net cash expenditures of $92.7 million and $4.8 million, respectively. These acquisitions were debt financed. See Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report.

During fiscal 2004, $3.8 million of cash was reclassified to other assets to reflect its non-current nature. This represents the amount of cash that our reinsurance subsidiary must retain to fund its required claims reserves.

Other investing activity of $3.5 million includes (i) $2.4 million attributable to changes in the required claims reserves of our reinsurance subsidiary; and (ii) $1.8 million in receipts on employee loans, partially offset by (iii) $1.5 million of additions to prepaid start-up costs.

We had no other material capital expenditure commitments at April 30, 2004 other than commitments to take delivery of aircraft as discussed earlier. See "Commitments to Acquire New Aircraft". See also Note 25 to our audited consolidated financial statements included elsewhere in this Annual Report. Aircraft and other assets required to accommodate future growth will be purchased with funding from operations and/or additional debt, or will be leased under operating lease arrangements.

Financial Instruments

We periodically enter into interest rate swaps, forward foreign exchange contracts, currency swaps, equity forward pricing agreements and other derivative instruments to hedge our exposure to interest rate risk, foreign currency exchange risk and stock price volatility in connection with our stock appreciation rights plan. We do not enter into derivative transactions for speculative or trading purposes.

We have entered into currency swap contracts to convert a portion of our U.S. $250.0 million 7 3/8% senior subordinated note issue to pound sterling, euro and Norwegian kroner. These swaps have been identified and designated as effective hedges of our net investment in our self-sustaining operations in the UK, The Netherlands and Norway, respectively, where the functional currency is the pound sterling, euro and Norwegian kroner, respectively. As a result of these hedging arrangements, under Canadian GAAP revaluation gains and losses on our U.S. $250.0 million 7 3/8% senior subordinated notes are recorded in the cumulative translation adjustment account. As set out in the table below, these currency swaps had a combined fair market value of $(283,000) at April 30, 2004. This fair market value has not been recorded in our audited consolidated financial statements included elsewhere in this Annual Report.

In fiscal 2003, we entered into foreign currency indemnity agreements in connection with several aircraft purchases that were scheduled for fiscal 2004. The purpose of these agreements was to eliminate risk with respect to the impact of foreign exchange rate fluctuations on the purchase price of the aircraft. Each of these foreign currency indemnity agreements matured in fiscal 2004. Gains on maturity of foreign currency indemnity agreements which were not designated as effective hedges totalled $9.8 million in fiscal 2004 and were recorded in financing charges. Gains on maturity of foreign currency indemnity agreements that were designated as effective hedges totaled $1.9 million and were deferred. These deferred gains are being amortized over the lease terms of the aircraft to which they relate. (The acquired aircraft were subsequently sold and leased back). Amortization of $0.6 million was recorded on these deferred gains in fiscal 2004.

We also have a hedging agreement with a major Canadian financial institution to hedge our stock appreciation rights using an equity forward price agreement to reduce volatility in cash flow and earnings due to possible future increases in our share price. We accrue the liability and related expense associated with stock appreciation rights based on the difference between the reference price and the hedged price. At April 30, 2004 the amount recorded in current liabilities related to stock appreciation rights was $5.3 million.

The nature, terms, maturity, notional amount and fair market value of our derivatives used in risk management activities as at April 30, 2004 are as follows:

					Fair market
					value
					(thousands of
			April 30, 2004	Contract	Canadian
Hedging Item	Maturity	Notional amount	spot rate	rate	dollars)

Currency swap to convert U.S.$93.5 million to pound sterling	April 2006	£55,000,000	0.5637	0.5885	$211
Currency swap to convert U.S.$29.7 million to euros	April 2006	€25,000,000	0.8348	0.8422	(350)
Currency swap to convert U.S. $26.8 million to Norwegian kroner	April 2006	NOK 186,348,000	6.8638	6.9380	(144)

Equity forward price agreement	July 2004	585,000 units	$38.50 per unit	$36.01 per unit	1,456

				TOTAL	$1,173

The spot rates for the currency swaps as at April 30, 2004 were obtained from the Bank of Canada. The spot rate for the equity forward price agreement as at April 30, 2004 was the closing selling price of our shares on that date.

The fair value of our senior subordinated notes and subordinated debentures is based on quoted market prices. The fair value of these debt instruments, including the current portion, is as follows:

	April 30, 2004		April 30, 2003

(in millions of Canadian dollars)	Fair Value	Carrying Value	Fair Value	Carrying Value

Senior subordinated notes (7 3/8%)	$344.8	$342.7	$—	$—
Senior subordinated notes (11.75%)	12.5	11.5	167.7	151.1
Subordinated debentures	10.5	10.4	11.4	11.2

The carrying value of our other financial instruments substantially approximate their fair value due to the short-term maturity and/or other terms of those instruments.

We also have a 12%, unsecured, subordinated convertible note due to an affiliate of our controlling shareholder. The total amount outstanding at April 30, 2004 was $4.4 million (April 30, 2003 - $4.3 million). See item (a) of "Related Party Transactions" for additional details on this convertible debt, including a discussion of the relationship between its liability and equity components.

Off-Balance Sheet Arrangements

In addition to the derivatives noted above, we have entered into guarantees and leasing arrangements that can broadly be considered as off-balance sheet arrangements.

We have given guarantees to certain lessors in respect of operating leases that provide for cross-acceleration rights in the event we default on certain of our credit facilities. We have also provided limited guarantees to third parties, including guarantees in the form of junior loans, deferred payments and advance rentals, in connection with a portion of the aircraft value at the termination of aircraft operating leases. We entered into these guarantees to facilitate the related leasing arrangements which form part of our fleet management strategy. During the year ended April 30, 2004 we made payments to these entities of approximately $20.4 million in accordance with the terms of our operating leases. Our exposure under these guarantees with respect to aircraft values is approximately $25.5 million. The resale market for the aircraft for which we have provided guarantees remains strong, and as a result, we do not anticipate incurring any liability or loss with respect to these guarantees. In addition, we have given guarantees to two customers of a third-party contract in connection with the provision of helicopter transportation services. Furthermore, as at April 30, 2004 we have provided limited guarantees totaling approximately $65.8 million to third parties, principally related to our performance under long-term customer contracts. For additional information regarding these guarantees, see Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report.

At April 30, 2004 we operated 23 aircraft under operating leases with eight entities that are considered variable interest entities ("VIEs") under Canadian and U.S. GAAP. These leases have terms and conditions similar to those of our other aircraft operating leases over periods ranging from 2005 to 2011. We have entered into these leasing arrangements with VIEs because such arrangements represent an attractive form of leasing under our overall fleet management strategy. In particular, under these leasing arrangements we have been able to mitigate certain risks associated with helicopter market values. For example, the lessors in these arrangements bear the majority of downside risk with respect to any decline in the market values of the leased helicopters below their estimated residual value at the end of the lease terms. We have completed an analysis of the accounting guidance with respect to VIEs (Canada - Accounting Guideline 15, U.S. - FASB Interpretations No. 46 and 46-R) and have concluded that we are not required to consolidate any of the VIEs with which we have aircraft leasing arrangements. Based on independent appraisals, the estimated fair market value of the 23 aircraft leased from VIEs was $245.3 million at April 30, 2004. We have provided junior loans and asset value guarantees in connection with operating leases with the VIEs, and have also entered into remarketing agreements for the aircraft under lease. Our maximum exposure to loss related to such junior loans and asset value guarantees as a result of our involvement with VIEs is $13.1 million. For additional information, see Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report.

Contractual Obligations

The following table contains a summary of our obligations and commitments to make future payments under contracts, including debt, lease and purchase agreements at April 30, 2004. Additional information is contained in Notes 13 and 25 to our audited consolidated financial statements included elsewhere in this Annual Report.

Payments due by period
(in millions of Canadian dollars)

		Less than 1			More than 5
Contractual obligations	Total	year	1-3 years	4-5 years	years

Long-term debt	$149.5	$16.2	$125.2	$5.8	$2.3
Senior subordinated notes (7 3/8%)	342.7	-	-	-	342.7
Senior subordinated notes (11.75%)	11.5	11.5	-	-	-
Subordinated debentures	10.4	10.4	-	-	-
Operating leases (aircraft)	215.4	53.4	77.4	51.1	33.5
Operating leases (other)	48.9	6.3	10.0	8.4	24.2
New aircraft commitments	210.1	169.0	41.1	-	-

Total contractual obligations	$988.5	$266.8	$253.7	$65.3	$402.7

Defined Benefit Pension Plans

Approximately one-third of our active employees are covered by defined benefit pension plans. The plans in the UK are closed to new members. At April 30, 2004, we had net unfunded deficits of $67.0 million relating to defined benefit pension plans that are required to be funded, compared to $72.8 million at April 30, 2003, a decrease of $5.8 million. Of the $67.0 million unfunded deficits at April 30, 2004, $46.2 million, $3.4 million and $17.4 million were related to plans in the UK, Norway and Schreiner, respectively. In addition, at April 30, 2004, we had a deficit of $36.6 million related to plans that do not require funding, compared to a deficit of $34.4 million for those plans at April 30, 2003.

Absent Schreiner, the unfunded deficit relating to funded plans decreased by $23.2 million during fiscal 2004. This has been primarily the result of improved performance in the world’s financial markets. Investment performance has been at or near the relevant benchmarks for the type of investments contained in our defined benefit plans.

Excluding Schreiner, pension expense for fiscal 2004 was $26.0 million, compared to $16.1 million for fiscal 2003. This $9.9 million increase in pension expense was composed of (i) an increase of $8.8 million in our European flying segment; (ii) an increase of $1.0 million in the Astec repair and overhaul segment; and (iii) an increase of $1.0 million in the Corporate and other segment, offset partially by (iv) favourable foreign exchange of $0.9 million. The causes of the $9.9 million increase in pension expense from fiscal 2003 to fiscal 2004 were a $5.2 million increase in the amortization of net actuarial and experience losses and a $4.7 million increase due primarily to assumption changes. Schreiner’s pension expense for the period since acquisition was $1.1 million.

At April 30, 2004, we undertook a complete review of the performance of the pension plans during fiscal 2004 and the appropriate assumptions. This review, with the assistance of our actuaries, resulted in an estimate of pension expense for fiscal 2005 of $20.2 million, absent Schreiner. The estimated decrease of $5.8 million from fiscal 2004 relates to a $2.4 million decrease in the amortization of net actuarial and experience losses and a reduction of $3.4 million due to changes in the weighted average discount rate, rate of compensation increase and long-term expected rate of return on plan assets.

The following chart reflects the sensitivities associated with a change in certain actuarial assumptions:

		Impact on
		projected benefit	Impact on
	Change in	obligation	pension expense
Actuarial assumption	assumption	($ millions)	($ millions)

Discount rate	1%	81.1	5.4
Rate of compensation increase	1%	40.4	4.0
Rate of return on plan assets	1%	—	4.4

While the asset mix varies in each plan, overall the asset mix was 43.7% equities, 31.5% fixed income and 24.8% money market as at April 30, 2004.

Share data

Our share capital was composed of the following:

	Number of Shares		Consideration

	April 30,	April 30,	April 30,	April 30,
(amounts in thousands)	2004	2003	2004	2003

Class A Subordinate Voting Shares	18,378	17,918	$221,532	$218,147
Class B Multiple Voting Shares	2,940	2,955	18,719	18,815
Ordinary Shares	11,000	11,000	33,000	33,000
Share loan	—	—	(33,000)	(33,000)
Class A Subordinate Voting employee share purchase loan	—	—	(1,823)	—

			$238,428	$236,962

Contributed surplus			$3,291	$3,291

	April 30,	April 30,
	2004	2003

Class A Subordinate Voting Shares that would be issued upon conversion of the following:
Class B Multiple Voting Shares	2,940	2,955
Stock options	1,425	1,996
Convertible debt	690	690

During the year ended April 30, 2004 we adopted without restatement of comparative figures the Canadian Emerging Issues Committee Abstract 132, Share Purchase Financing ("EIC-132"). Under EIC-132, share purchase loans receivable are to be deducted from shareholders’ equity if such loans are not in accordance with current arm’s length market terms and conditions including interest rate, terms of interest payments and principal repayments and adequacy of security. Our Class A Subordinate Voting employee share purchase loans are non-interest bearing, full recourse loans and have as collateral a pledge of the related shares purchased with a fair market value of $14.9 million as at April 30, 2004. As a result, the employee share purchase loans, of $1.8 million on April 30, 2004, are deducted from shareholders’ equity. Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary. Upon termination of employment, the loans are required to be repaid within 60 days.

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

We have issued 11,000,000 Ordinary Shares to a company owned by our majority shareholder for subscriptions of $33.0 million. Concurrently, to fund the subscriptions for the Ordinary Shares, we made a non-interest bearing loan to the purchaser, payable on demand and we have a lien on the Ordinary Shares issued. The Ordinary Shares entitle the holder thereof to (i) one vote for every 10 Ordinary Shares held; (ii) dividends equivalent on a per share basis to any dividend paid on our Class A Subordinate Voting Shares and Class B Multiple Voting Shares, subject to prior minority shareholder approval; and (iii) receive a share of the residual of the Company, on a liquidation or winding-up, equal, on a share for share basis, to the amount received by a holder of a Class A Subordinate Voting Share or a Class B Multiple Voting Share. The Ordinary Shares are redeemable at our option at the subscription price thereof in certain circumstances.

During the first quarter of fiscal 2005, we issued 22,393 Class A Subordinate Voting Shares for total consideration of approximately $600,000. These shares were issued in connection with stock option exercises and purchases under our employee share purchase plan.

Seasonality

See "Results of Operations - Aberdeen Airport- Helicopter Passengers" and "Results of Operations - Quarterly Information" for discussion on the impacts of seasonality.

Risks and Uncertainties

Foreign Currency

We prepare consolidated financial statements in Canadian dollars, as described in Note 1 to our audited consolidated financial statements included elsewhere in this Annual Report. A significant portion of our operations have revenues and expenses that are denominated in foreign currencies, including the U.S. dollar, the UK pound sterling, the Norwegian kroner, the euro, the Australian dollar and the South African rand. This exposes us to exchange rate and currency risks. During fiscal 2004, revenue and Consolidated Segment EBITDA were negatively impacted by $19.2 million and $11.3 million, respectively, as a result of the translation of U.S. dollar and euro denominated transactions into the functional currencies of the applicable operating divisions.

Our overall approach to managing foreign currency exposure includes identifying and quantifying our exposure and putting in place the necessary financial instruments to manage the exposure. We operate under a corporate policy that restricts us from using any financial instrument for speculative or trading purposes. The policy provides that we may participate in derivative transactions only with Schedule 1 Canadian chartered banks or other financial institutions with an "A" credit rating.

We have developed a risk management plan to mitigate potential risks with respect to foreign currencies. The strategy is to match cash inflows and outflows by currency, thereby minimizing net currency exposures to the extent possible. This is accomplished by ensuring that customer contracts, major expenditures and debt are denominated in the appropriate currencies.

To mitigate the impact that weakening European currencies could have on operating cash flows, we have denominated, either directly or via currency swaps, a significant portion of our long-term debt in pound sterling, euros and Norwegian kroner. See "Liquidity and Capital Resources - Financing Activities".

We also have an accounting exposure to foreign currency fluctuations on the translation of the financial statements of our foreign subsidiaries into the reporting currency. During fiscal 2004, revenues and Consolidated Segment EBITDA were unfavourably impacted by $20.7 million and $5.6 million, respectively, as a result of the translation of the financial statements of foreign subsidiaries into Canadian dollars. These unfavourable effects were due to the weakening of the Norwegian kroner and the pound sterling and were somewhat offset by the strengthening of the Australian dollar and South African rand in fiscal 2004, in each case against the Canadian dollar.

As at April 30, 2004, we were not exposed to market risk from changes in the market value of our long-term investments as we did not hold any publicly-traded long-term investments.

Industry Exposure

During fiscal 2004, we derived 72.0% ($528.5 million) of our revenues from the provision of helicopter transportation services to customers in the offshore oil and gas industry. We believe the future demand for these helicopter services and our competitive position will enable us to continue to be a major provider of helicopter transportation services to the oil and gas industry. However, a change in the demand for offshore oil and gas or the entry of significant new competitors could have a material impact on our revenues from our customers in the offshore oil and gas industry. Approximately 83.2% of our revenues from customers in the oil and gas industry are derived from the more stable oil and gas production activities, which tend to be less affected by short-term fluctuations in oil and gas prices.

Inflation

Although we believe that inflation has not had any material effect on our operating results, our business may be affected by inflation in the future.

Contract Loss

The potential cancellation or non-renewal of contracts is a risk for us. In December, 2002 a contract with bp in respect of the North Sea was not renewed and subsequently expired in July 2004. That contract generated revenue of $34.5 million in fiscal 2004. However, we were successful in renewing all of our contracts which came up for renewal during fiscal 2004.

Aviation Licenses

Companies wishing to hold a license to operate helicopters in Europe must be owned and controlled by a citizen of a country of the European Union. Our ability to hold aviation licenses in Europe is contingent on our controlling shareholder, Mr. Craig L. Dobbin, who is a citizen of both Canada and the Republic of Ireland, a European Union Member State, owning and controlling us. During fiscal 2002, Mr. Dobbin’s five adult children were granted Irish citizenship, thereby providing a succession alternative to ensure our long-term eligibility to operate in Europe.

Reinsurance

We operate, through a wholly-owned subsidiary, a reinsurance business that we use to place insurance coverages that are not available in the market or, if they are available, their cost is prohibitive or excessive. Our reinsurance subsidiary covers the following risks:

(i)	Loss of license insurance for our pilots in Europe, Africa and Australia.

(ii)	Death and disability insurance for employees of our Norwegian operations.

(iii)	Valuation rate protection for the pension plan for employees of our Norwegian operations.

We have not been exposed to any significant losses in connection with our reinsurance business.

Related Party Transactions

During fiscal 2004 we had the following related party transactions:

a)
During fiscal 2000, in connection with securing tender credit facilities, we received an unsecured, subordinated, convertible 12% loan from an affiliate of our controlling shareholder in the amount of $5.0 million. This loan is subordinated to our senior credit facilities and our senior subordinated notes. The loan is convertible into Class A Subordinate Voting Shares at a rate of $7.25 per share. The estimated value of the loan proceeds attributable to the conversion feature of $951,000 was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $705,000 (2003 - $689,000; 2002 - $676,000), including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2004.

b)
We use properties owned by companies affiliated with our controlling shareholder for customer events, meetings, conferences and social functions. Rent and usage fees of $561,000 (2003 - $610,000; 2002 - $533,000) were paid during the fiscal year ended April 30, 2004 to these companies. These transactions were recorded at their exchange amounts.

c)
During fiscal 2004, $1.1 million (2003 - $1.3 million; 2002 - $2.0 million) was paid to CHL, in which we have a 42.75% equity investment. These amounts related to the provision of helicopter flying services to us and were recorded at their exchange amounts.

d)
During fiscal 2004, construction began on a new hangar facility in Vancouver, Canada in support of our international flying segment. The facility is being constructed by a subsidiary of a company owned by a relative of our controlling shareholder. As at April 30, 2004, $3.0 million was paid to this subsidiary. This amount was capitalized to fixed assets and recorded at its exchange amount.

e)
During the period May 1, 2003 to November 27, 2003, $10.0 million was paid to Vector and its subsidiaries whose Chairman and Chief Executive Officer during that period was a relative of our controlling shareholder and was also one of our directors until June 8, 2003. During fiscal 2003, $19.5 million; 2002 - $21.2 million was paid to Vector. The amounts paid were for repair and overhaul services and information technology support and were recorded at their exchange amounts.

f)
From February 16, 2004 to April 30, 2004 we recorded $10.7 million in revenue from Aerocontractors Company of Nigeria Ltd., in which we have a 40% equity investment. Such revenue was primarily associated with the flying of aircraft and related activities, sale of aircraft parts and amounts billed under power-by-the-hour contracts. These transactions were recorded at their exchange amounts.

Application of Critical Accounting Policies - Accounting Estimates

The preparation of our audited consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period a change occurs. These critical accounting policies and the alternatives have been reviewed with our Audit Committee. Our critical accounting estimates are as follows:

i)	Recoverability of pre-operating expenses

The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations. If operations perform below anticipated recoverable levels the portion of pre-operating expenses that cannot be recovered is expensed immediately when known. At April 30, 2004, $3.3 million (April 30, 2003 - $3.4 million) in unamortized pre-operating expenses related to new contract awards, which are expected to be recoverable from the related future cash flows of such contract awards, are included in other assets on our audited consolidated balance sheet, included elsewhere in this Annual Report.

ii)	Flying asset amortization

Flying assets are comprised of airframes and components. The airframes represent approximately 30% of the value of an aircraft and are amortized over their estimated useful lives of 15 years. While the amortization period does not exceed the useful lives of the airframes it may be conservative as airframes may have actual useful lives in excess of 15 years.

The helicopter airframes and components are inspected, repaired and overhauled at pre-specified intervals. Such costs are capitalized to flying assets and amortized over the period of expected future benefit. This requires us to estimate the period of expected future benefit for each type of component and inspection. Such estimates are based on mandated inspection and overhaul intervals and on previous experience and could vary materially from actual experience resulting in over or under amortization of capitalized costs.

iii)	Carrying value of flying assets

Based on independent appraisals, the appraised value of our flying assets exceeded the carrying value by $102.3 million and $185.1 million as at April 30, 2004 and 2003, respectively (both amounts unaudited). The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize flying assets. In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.

iv)	Defined benefit employee pension plans

We maintain both funded and unfunded defined benefit employee pension plans in the UK, Norway, Canada and The Netherlands for approximately one-third of our active employees and certain former employees. Several statistical and judgmental factors, which attempt to anticipate future events, are used in measuring our obligations under the plans and the related periodic pension expense. These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets and the rate of future compensation increases. In addition, our actuaries use other assumptions such as withdrawal and mortality rates. The estimates and assumptions used may differ materially from actual results due to changing market and economic conditions, changing withdrawal rates, and changing overall life spans of participants. These differences may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations. We review annually the assumptions used in measuring the pension plan obligations to determine their appropriateness based on actual experience and current and anticipated market conditions.

v)	Utilization of income tax losses

We have accumulated $180.9 million and $35.5 million in non-capital and capital tax losses, respectively, as at April 30, 2004. As detailed in Note 21 to our audited consolidated financial statements included elsewhere in this Annual Report, some of the non-capital losses expire between fiscal 2006 and 2014 and some carry forward indefinitely, while the capital losses carry forward indefinitely. We have determined that it is more likely than not that the benefit of all of these losses will be realized in the future and, accordingly, have recorded future tax assets of $67.6 million related to these losses. This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement routine tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period such determination is made.

vi)	Aircraft operating leases

Upon entering into a new aircraft leasing arrangement, we evaluate whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating. Currently, all of our aircraft leases are classified and recorded as operating leases.

One of the criteria that is evaluated is whether there is a bargain purchase option at the end of the lease compared to the estimated fair market value of the aircraft at that time. At the time of entering into a new aircraft leasing arrangement we obtain an independent appraisal from a helicopter valuation company of the estimated fair value of the aircraft at the beginning and end of the lease term. These appraisals involve the use of estimates on current and future condition of, and demand for, the particular aircraft type. Different valuation companies may calculate different appraisal values for the same aircraft based on different assumptions used. Another criteria that is evaluated is whether the lease term is greater than or equal to 75% of the economic life of the leased aircraft. The use of different estimates of fair market value and the economic life of the aircraft could result in a different lease classification. The appraised value of our fleet of leased aircraft as of April 30, 2004 was approximately $584.0 million and $457.0 million at April 30, 2003 (unaudited).

Certain of our operating leases have junior loans with the lessors. Under these lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the unamortized amount under the lease of the aircraft at that time, the loans may be fully recoverable, otherwise the loans would not be recoverable. As at April 30, 2004 no allowance has been recorded on these loans as we currently believe that the aircraft will realize a value upon sale at the end of the lease sufficient to recover these loans.

vii)	Variable interest entities

At April 30, 2004 we were leasing 23 aircraft from eight VIEs. During the fiscal year ended April 30, 2004 Canadian and U.S. GAAP were revised and now require us to assess each of these entities at each reporting date to ensure that it continues to satisfy the criteria for non-consolidation. In performing this assessment, we are required to make a number of estimates including the range of possible outcomes at the end of the lease. In the case of our VIEs, these possible outcomes relate to the estimated asset values at the end of the lease. In addition to developing a range of possible outcomes, we are required to assign a probability to each potential outcome. The possible outcome identified by us and the probabilities assigned can significantly impact whether a particular VIE is required to be consolidated by us.

Change in Accounting Policy

Effective May 1, 2002 we retroactively adopted, without restatement of prior periods, the new Canadian accounting recommendations with respect to stock-based compensation. Among other things, these recommendations also encouraged, but did not require, that compensation expense related to share options be calculated under the fair value method. Where the fair value method is not used, pro-forma disclosures of net earnings per share are required, under the assumption the fair value method had been used. In fiscal 2003 we disclosed supplemental pro-forma net earnings and earnings per share information as if the fair value method of accounting was used for share options compensation awards issued on or after May 1, 2002, and accordingly, we did not recognize compensation costs for such share options. Effective May 1, 2003, we began expensing stock option awards using the fair value method. This accounting change was applied prospectively in fiscal 2004 relating to stock options issued on or after May 1, 2003. There was no impact on the financial results for fiscal 2004 as a result of adopting this accounting policy change as no new stock options were granted during the year.

New Accounting Standards

During fiscal 2004, a new accounting standard in the United States became effective for VIEs. We have analyzed this standard and determined that it has not had any impact on our fiscal 2004 audited consolidated financial statements. For additional information see "Off-Balance Sheet Arrangements". Canadian guidance on this issue (Accounting Guideline 15) is essentially consistent with the provisions contained in U.S. GAAP with respect to the disclosure and consolidation requirements for VIEs. Accounting Guideline 15, which has not been early adopted by us, applies to all annual and interim periods beginning on or after November 1, 2004.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We adopted SFAS No. 143 as of May 1, 2003. The adoption of this Statement has not had any impact on our audited consolidated financial statements, included elsewhere in this Annual Report.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement nullifies Emerging Issues Task Force ("EITF") No. 88-10, "Costs Associated with Lease Modification or Termination", and EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". This Statement requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. We adopted the provisions of this Statement as of January 1, 2003. The adoption of this Statement has not had any impact on our fiscal 2004 audited consolidated financial statements.

In April 2003, the FASB introduced SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. Statement 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. We adopted this Statement with no material impact on our fiscal 2004 audited consolidated financial statements.

In December 2003, the FASB introduced SFAS No. 132 "Employers’ Disclosures about Pension and Other Postretirement Benefits". This statement requires additional disclosures about pension plan assets, benefit obligations, cash flows, benefit costs and other relevant information. This Statement was effective for financial statements with fiscal years ending after December 15, 2003. We provided additional disclosures in Note 29 to our audited consolidated financial statements included elsewhere in this Annual Report.

Effective May 1, 2003, for new stock option compensation awards, we expense stock option awards using the fair value method resulting in the recording of compensation expense upon issuance and graded vesting of share options. During fiscal 2003 and 2004 we disclosed supplemental pro-forma earnings and earnings per share information as if the fair value method of accounting was used for share options issued during fiscal 2003. See "Change in Accounting Policy".

Effective May 1, 2004 we have adopted the new Canadian accounting guideline, AcG-13, with respect to hedging relationships as it relates to the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. We also adopted at that same date the new Canadian Emerging Issues Committee Abstract 128 ("EIC-128"). Under EIC-128 we are required to record derivative financial instruments that are not part of a qualifying hedging relationship on the balance sheet at fair value, with changes in fair value recognized in earnings. With respect to the derivatives outstanding as at April 30, 2004, the adoption of AcG-13 and EIC-128 did not have any material impact on our consolidated financial statements for fiscal 2004. The impact on derivatives entered into subsequently will be dependent on whether the derivatives are part of qualifying hedging relationships.

Principal Differences between Canadian GAAP and U.S. GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. Under U.S. GAAP, net earnings for the years ended April 30, 2004 and 2003 were $45.8 million and $86.6 million, respectively, compared to net earnings of $63.7 million and $65.5 million, respectively, under Canadian GAAP. These differences result primarily from the differing accounting treatments for (i) foreign currency indemnity agreements; and (ii) the ineffective portion of net investment hedges and related debt revaluation. A description of the significant differences applicable to us and a reconciliation of Canadian GAAP to U.S. GAAP are set out in Note 32 to our audited consolidated financial statements, included elsewhere in this Annual Report.

Summary Financial Data - U.S. Dollars

Certain summary financial data from our fiscal 2004 audited consolidated financial statements, as detailed below, has been translated into U.S. dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated at the exchange rate as at April 30, 2004 of $1.3707 = U.S. $1.00.

Financial Highlights

		(Restated)(1)
Year ended April 30, (in millions of U.S. dollars, except per share amounts)	2004	2003

Revenue	$535.2	$524.0
Consolidated Segment EBITDA	90.0	103.1
Net earnings from operations	60.3	60.8
Net earnings	46.5	47.8
Cash flow	136.2	143.1
Per Share Information
Net earnings from operations:
Basic	$2.92	$2.93
Diluted	2.68	2.70
Net earnings:
Basic	2.25	2.31
Diluted	2.06	2.13

(1) See Note 5 to our audited consolidated financial statements included elsewhere in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

BOARD OF DIRECTORS - NOMINEES

The table and notes below set out the name of each person proposed to be nominated for election as a director, the age of the nominee, the province/state and country of residence, the period or periods during which the nominee has served as a director of the Corporation, the nominee’s principal occupation, business or employment and all other positions with the Corporation and any affiliates thereof now held by the nominee, if any, and the number of Class A Subordinate Voting Shares, Class B Multiple Voting Shares, Ordinary Shares, Class A Stock Options, and Share Appreciation Rights ("SARs") beneficially owned by each nominee or over which the nominee exercises control or direction. All of the nominees other than George N. Gillett Jr., currently serve as directors of the Corporation. None of the nominees have been a director or officer of a company that has been subject to a cease trade order or bankruptcy/insolvency in the last ten years.

Craig L. Dobbin, O.C., 69,
Director since 1987. Resident of Newfoundland and Labrador, Canada. Mr. Dobbin has served as Chairman of the Board since June 1987 and was Chief Executive Officer from June 1987 until December 1, 1994. He was appointed Chief Executive Officer again on April 30, 1998. Mr. Dobbin is the founder of the privately-held helicopter companies that formed the basis for the creation of CHC in 1987. Mr. Dobbin was appointed as an officer of the Order of Canada in 1992 and has been awarded Honorary Doctorate degrees from Saint Mary’s University, Memorial University of Newfoundland and the National University of Ireland. Mr. Dobbin is also a member of the Board of Directors of Newfoundland Capital Corporation Limited.

Craig C. Dobbin, 39,
Director since 1998. Resident of Newfoundland and Labrador, Canada. From 1999 to January 2002, he was Director of Marketing with CHC Composites Ltd. From 1995 to 1999, he was the President of Seaforest Plantation Co. Ltd., a cod aquaculture company. Since 1996, he has been General Manager of Canadian Northern Outfitters, an executive wilderness retreat. From 1991 to 1993, he was employed as the marketing director for GPA Helicopters Limited (a division of CHC) and from 1993 to 1995 he was Manager of Corporate Planning for Air Atlantic and subsequently served on the Board of Directors of Air Atlantic (1995) Limited. From January 2002 until March 2003, he was a Vice-President of CHC.

George N. Gillett Jr., 65
Mr. Gillett is being nominated for a position on the Board for the first time. He is a resident of Colorado, United States. Since 1996 Mr. Gillett has been Chairman of Booth Creek Management Corporation, based in Vail, Colorado, a diversified company with interests in the recreational, fresh and processed protein products, automotive and transportation, and landscape and garden industries. Mr. Gillett is Chairman of Swift & Company, the Montreal Canadiens hockey club, Booth Creek Ski Holdings, and BC Natural Foods. He is also a director of Vail Banks Inc. and is a member of the Board of Governors of the National Hockey League.

John J. Kelly, B.E., Ph.D., 69,
Director since 1999. Resident of Ireland. He holds both a Bachelor of Engineering and a Ph.D. degree from University College, Dublin. On graduation, he worked for a number of years in the petroleum industry in the U.K. and in Ireland, after which he was appointed to the staff of the School of Engineering in University College, Dublin, where he served as Dean of Engineering, from 1979 to 1986, from 1986 to 1994 as Registrar/Senior Vice-President of the University and since 1994 as Professor of Chemical Engineering at the University. He was a Fulbright Scholar to the University of Maryland, where he was visiting Professor in its School of Engineering. He was the director of the Fulbright Scholarship Program between Ireland and the United States from 1996 to 2000, and acts as Executive Director of the Ireland Canada University Foundation. He is a member of the Senate of the National University of Ireland.

Jack M. Mintz, B.A., M.A., Ph.D, 53,
Director since 2004. Resident of Ontario, Canada. Since 1999 he has been the President and Chief Executive Officer of the C.D. Howe Institute, an independent policy think-tank. He is also Deloitte & Touche Professor of Taxation at the Joseph L. Rotman School of Management and co-director of the International Tax Program, Institute of International Business, both at the University of Toronto. He has published more than 180 books and articles in the fields of public economics and fiscal federalism. He has consulted widely with the World Bank, the International Monetary Fund, the Organization for Economic Co-operation and Development and various governments, businesses and nonprofit organizations. He serves as a director of Brascan, Ontario Financing Authority, the Royal Ontario Museum Foundation and the National Statistics Council. He holds a Ph.D from the University of Essex, a Master of Arts, Economics from Queen’s University and an Honors Bachelor of Arts, Economics from the University of Alberta.

Sir Bob Reid, 70,
Director since 2004. Resident of the U.K.. He joined Shell International Petroleum Company in 1956 and spent much of his career overseas, including posts in Brunei, Nigeria, Thailand and Australia. He served as Chairman and Chief Executive of Shell UK from 1985 to 1990. He has served as Chairman of the British Railways Board, London Electricity, British-Borneo Oil and Gas plc, The Council of the Industrial Society and Sears plc. From 1997 to 2004 he served as Deputy Governor of the Bank of Scotland. He has been Chairman of the Petroleum Exchange of London since 1999 and, Chairman of Avis Europe since 2002. He also serves as a non-executive director for Intercontinental Exchange Service Inc., The Merchants Trust, Sun Life Financial Services of Canada and Siemens, plc

William W. Stinson, 70
Director since 2003. Resident of Ontario, Canada. Since 2003 he has been Chairman of the Board of Sun Life Financial, a worldwide insurer and wealth management company. He has been a director of Sun Life since 1985. He is also Chairman of the Board of Trustees of Westshore Terminals Income Fund which operates a bulk terminal facility. He is also a director of Grant Forest Products and Fording Inc. Mr. Stinson spent most of his career with Canadian Pacific Ltd., a diversified transportation and industrial company, where he was Chief Executive Officer for eleven years and Chairman and Chief Executive Officer for six years before retiring in 1996.

	Director	Class A		Class B		Ordinary		Class A
Nominee	since	Shares		Shares		Shares		Options	SARs

									Vested	Unvested
Craig L. Dobbin, O.C.	1987	1,256,615	(1)	2,777,716	(1)	11,000,000	(2)	1,026,956	—	—
Craig C. Dobbin	1998	—		—		—		20,000	—	—
George N. Gillett Jr.	—	—		—		—		—	—	—
Professor John J. Kelly, B.E., Ph.D.	1999	2,140		—		—		—	40,000	—
Jack M. Mintz, B.A., M.A., Ph.D	2004	—		—		—		—	—	55,000
Sir Bob Reid	2004	—		—		—		—	—	55,000
William W. Stinson	2003	5,000		—		—		—	—	55,000

(1)	These shares are held by Discovery, a holding company, all of the voting shares of which are owned by Craig L. Dobbin. See "Share Ownership".

(2)	These shares are held by O.S. Holdings Inc., a holding company wholly owned indirectly by Craig L. Dobbin, Chairman and Chief Executive Officer of the Corporation.

The Board currently consists of all of the nominees named above (other than George N. Gillett Jr,). The current members of the Audit Committee are Messrs. Mintz (Chair), Mr. Stinson and Prof. Kelly. The current members of the Corporate Governance and Nominating Committee are Sir Bob Reid (Chair) and Mr. Stinson.

Directors’ Meeting

The Board and its committees met as follows during the year ended April 30, 2004:

	Regular	Telephone	Total

Board	3	0	3
Audit	3	3	6
Corporate Governance and Nominating	6	0	6

Total	12	3	15

The following is the record of attendance for each director at Board and committee meetings for the year ending April 30, 2004. The overall attendance record at Board and committee meetings was 87%.

Name of Director	Board	Committee

Craig L. Dobbin	3 of 3	N/A
Craig C. Dobbin	3 of 3	N/A
John J. Fleming	2 of 2	9 of 9
Steven K. Hudson	1 of 2	N/A
John J. Kelly	3 of 3	5 of 5
Frank D. Moores	1 of 2	4 of 6
William W. Stinson	1 of 1	N/A
Harry R. Steele	1 of 2	N/A
Brian V. Tobin	1 of 2	N/A
Michael A. Wadsworth	3 of 3	11 of 11
Total	19 of 23	29 of 31
Overall Attendance	83%	94%

REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Statement of Corporate Governance Practices

During fiscal 2003 the Board asked the members of the Audit Committee and the Corporate Governance and Nominating Committees to meet as a joint committee (the "Joint Committee") to consider the Corporation's system of corporate governance in light of recent developments in corporate governance and best practice standards and in light of issues raised by the investor community. The Corporation has a desire to continue to embrace new regulatory requirements and emerging best practices in the area of corporate governance.

The Joint Committee is satisfied that the Corporation is in compliance with all governance requirements applicable to it that are currently in force. The Joint Committee recommended certain changes to the Corporation's system of governance to reflect evolving governance standards.

The Board unanimously accepted all of the Joint Committee's recommendations and has approved policies and procedures to give effect to those recommendations.

The Joint Committee's recommendations, accepted, adopted and implemented by the Board during fiscal 2004 are set out below.

•	The creation of the position of "lead director" to be filled by an unrelated and independent director.

•	Prohibition on future loans to directors and officers.

•	Establishment of guidelines for the allocation of stock options.

•	Elimination of the Executive Committee of the Board.

•	Revisions to mandates for all board committees to reflect new requirements.

•	Establishment of an internal audit function that reports to the Audit Committee.

•	Requirement that the Audit Committee pre-approve all audit and non-audit fees paid to the Corporation's external auditors.

•	Revision of the Corporation's Code of Ethics and Business Conduct to comply with new regulatory requirements.

•	Development of policies that require Board approval of all related party transactions and certain charitable and political donations.

•	Development of disclosure controls and procedures.

•	Development of "whistle-blowing" procedures.

•	Development of a Directors' Manual.

•	Development of a process for assessing the effectiveness of the Board, its committees and the contribution of individual directors.

A copy of our Statement of Corporate Governance Guidelines is available on our website at www.chc.ca and in print from us upon request.

Submitted by the Corporate Governance and Nominating Committee:

•	Sir Bob Reid
•	William W. Stinson

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees the financial reporting process on behalf of the Board of Directors. In order to carry out this responsibility, the Audit Committee, which consists entirely of "unrelated" and "independent" directors, meets quarterly to review the Corporation's financial statements and recommends their approval to the Board of Directors. The Audit Committee also reviews, on a continuing basis, any reports prepared by the Corporation's external auditors relating to the Corporation's accounting policies and procedures, as well as its internal controls. Financial information prepared for securities commissions and similar regulatory bodies is also examined by the Audit Committee before filing.The Audit Committee meets independently with management and the external and internal auditors to review the involvement of each in the financial reporting process. These meetings are designed to facilitate any private communication with the Audit Committee which may be desired by any party. The Audit Committee recommends the appointment and remuneration of the Corporation's external auditors, who are elected annually by the Corporation's shareholders. During the year ended April 30, 2004, the Audit Committee met six times.

In carrying out their responsibilities, the Audit Committee has:

•	met with management and the external auditors to review and discuss the April 30, 2004 consolidated financial statements;

•
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

•	received written disclosures from the independent auditors required by the U.S. Securities and Exchange Commission in accordance with the requirements of the Independence Standards Board; and

•	discussed with the external auditors that firm’s independence.

In addition to its ongoing roles and responsibilities, during 2004 the Audit Committee took the following actions:

1.	Oversaw the implementation of an internal audit function;

2.
Approved an implementation plan in connection with the annual internal control certification to be provided to United States securities regulators under the Sarbanes-Oxley Act of 2002 ("SOX") and to Canadian regulators under provincial securities legislation.

Submitted by the Audit Committee:

•	Jack Mintz, Chair
•	William Stinson
•	John Kelly, Ph.D

REPORT ON EXECUTIVE COMPENSATION

The Corporate Governance and Nominating Committee has, as a part of its mandate, responsibility for determining the remuneration of the Corporation’s executive officers, which, throughout this report, includes the Named Executive Officers, including establishing compensation terms and conditions, and the extent and level of participation in incentive programs. Prior to 2004 these functions were performed by the Compensation Committee. The Corporate Governance and Nominating Committee also targets and evaluates the performance of executive officers, monitors succession planning and reviews the design and competitiveness of incentive compensation programs with the assistance of external professional advisors, who are responsible for gathering information on the policies in effect at companies that are comparable to the Corporation.

Composition of the Corporate Governance and Nominating Committee

None of the members of the Corporate Governance and Nominating Committee is or has been, an officer or an employee of the Corporation or any of our subsidiaries. The Corporate Governance and Nominating Committee generally meet twice annually to discuss compensation matters, and more often if necessary. During the year, former directors Mr. Steven Hudson, Mr. Harry Steele and the Honourable Frank D. Moores served on the Compensation Committee until October 28, 2003.

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

The remuneration of the executive officers of the Corporation consists of three components: base salary, an annual incentive bonus program, and long-term incentive programs which are stock-based. In 2004 total base salary for the Named Executive Officers was $2,027,741 and compensation under the annual incentive bonus programs was $1,250,086, representing 61.6% of base salary (64.7% for the CEO). The relative proportion of compensation from base salary and annual incentive bonus programs may vary from year-to-year as compensation from the annual incentive bonus program can vary depending on performance of the Corporation.

The Corporation's pay policy is to offer to its executive officers, subject to performance, total compensation at or above the 75th percentile of compensation paid by companies within a broad comparator group of publicly-traded Canadian and U.S. corporations of similar magnitude and scope, including, but not limited to, other oil and gas services and aerospace companies and to provide additional performance based compensation where expectations have been exceeded. The comparator group is reviewed periodically by the Corporation’s independent compensation consultant to ensure it remains relevant for use by the Corporation.

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

Operations

The annual corporate economic value added bonus plan (the "CEVA Plan") is designed to reward superior performance for the benefit of the Corporation’s shareholders. It is necessary to achieve a certain minimum threshold performance before any bonus is earned. Payments under the CEVA Plan are determined based on a corporate economic value added formula. CEVA is calculated as EBITDA (Earnings before Interest, Income Taxes, Depreciation and Amortization) for the current fiscal year less a capital charge on certain net assets employed. The bonus pool for the CEO and the other Named Executive Officers under this plan increases each fiscal year by a percentage of CEVA earned above a minimum target, as determined by the Board of Directors. The annual payout is equal to 50% of the balance of each of the executive’s bonus pool, with the balance remaining in the pool. If CEVA is below the minimum target, the bonus pool is reduced by the same formula. Because of the high goals and thresholds necessary to earn a payment under the plan, when goals and thresholds are achieved, rewards will be provided from the CEVA Plan that may be above the median provided by a group of comparable companies. The formula used to calculate bonuses for the Named Executive Officers under the CEVA Plan is the same as that used to calculate bonuses for other corporate and divisional senior management. There were no bonuses paid or payable to the Named Executive Officers under the CEVA Plan with respect to the recently completed fiscal year.

    During fiscal 2001, upon the recommendation of the Compensation Committee (following an independent review) the Board adopted a Total Shareholder Return bonus plan (the "TSR Plan") for the Chairman and CEO, and the other Named Executive Officers of the Corporation. This plan was designed to provide a mechanism that closely aligns management incentives with shareholder interests, and to emphasize the creation and enhancement of shareholder value. The TSR Plan sets a minimum threshold of 12.5% of the opening shareholders' equity for each fiscal year, which return is then notionally deducted from net earnings for the fiscal year so that no TSR bonus is paid unless this minimum return has been achieved for shareholders; the TSR Plan bonus is equal to 10% of net earnings for the completed fiscal year in excess of the minimum 12.5% return on opening shareholders' equity. In respect of fiscal 2004, the total TSR Plan bonus was $1,000,086. The TSR Plan bonuses are allocated to the Named Executive Officers on the basis of a percentage based on seniority. The percentage of the total TSR Plan bonuses allocated to the CEO is 50%.

Corporate Development

The Corporate Governance and Nominating Committee may deem certain extraordinary circumstances worthy of special recognition where significant benefits have accrued to the Corporation. In fiscal 2004 Corporate Development bonuses of $250,000 were payable to the Named Executive Officers in connection with the completion of the acquisition of Schreiner. In fiscal 2002 such bonuses were also paid in relation to acquisitions and the attainment of certain targets related to such acquisitions.

Stock Option Plan

The Employee Share Option Plan is intended to serve as a long-term incentive plan that will align the interests of management with the interests of shareholders. Options do not generally vest fully on the date of grant, with the vesting period determined by the Board of Directors. When granting options, the Corporate Governance and Nominating Committee takes into account the number of options already held by a participating executive (including those held by the Chief Executive Officer).

The Corporation has guidelines for allocating stock options, which address the vesting period, concentration of options, and the maximum number of options to be granted per year. The Corporation’s policy is to expense stock options in its financial statements, based on the Black-Scholes methodology.

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

Submitted by the Corporate Governance and Nominating Committee:

•	Sir Bob Reid, Chair
•	William Stinson

COMPENSATION OF DIRECTORS

    During fiscal 2004, the directors of the Corporation, other than those employed by the Corporation, were paid fees (as described below) for each Board and committee meeting attended and were reimbursed for their expenses arising in connection with such meetings. Effective May 1, 2002, after consideration of a report of an external independent compensation consultant and on the recommendation of the Corporate Governance and Nominating committee, the annual directors fees were set at $40,000 per annum, the fee payable to Committee Chairs was set at $10,000 per annum and fees for attendance were set at $2,000 per meeting. During 2004 the Board of Directors, with input from an independent compensation consultant, approved revised directors fees as follows: (i) an annual fee of $150,000 was approved for the Lead Director, effective October 28, 2003. This fee is in lieu of any other board retainer or board and committee attendance fees; (ii) effective March 1, 2004 all directors fees (other than the Lead Director fees) payable to Board members were changed from Canadian to U.S. currency, unless the Board member resides in a jurisdiction where the currency trades at a premium to the U.S. dollar. In these cases the director would be compensated in the local currency, and (iii) the annual fee payable to the Audit Committee Chair was increased from U.S. $10,000 to U.S. $25,000 to reflect the increased workload of the Audit Committee Chair. No options were granted to directors during fiscal year 2004.

During fiscal 2001, the Board approved the establishment of a SARs Plan for non-management directors under which the Corporation could originally issue up to a maximum of 400,000 SARs. The SARs provide a potential payment to the recipient, which may be realized only after vesting of the SAR, equal to the increase, if any, in the market value of the Corporation’s Class A Subordinate Voting Shares (determined as the weighted average of trading prices for the five trading days immediately preceding the exercise date) over the share price or "SAR grant value" on the date of the original SAR grant. SARs have a maximum exercise period of ten (10) years following the date of issuance.

12,500 SARs were granted on October 19, 2000 to each director at the time (other than the CEO) at a grant value of $11.15, and are exercisable up to October 19, 2010. Additional SARs were issued on October 19, 2000 to certain directors who did not hold any stock options, to fulfill commitments to such directors, at prices reflecting CHC’s stock price at the time such commitment was made, as follows: 30,000 to each of John J. Kelly and Steven K. Hudson at a grant value of $5.85 and 10,000 to Craig C. Dobbin at a grant value of $9.00. All such additional SARs expire on April 25, 2010.

An additional 12,500 SARs were granted on August 1, 2001 to each director at the time (other than the CEO) at a grant value of $16.94, exercisable up to July 31, 2011. On October 10, 2001, upon his joining the Board of Directors of the Corporation, 55,000 SARs were granted to Mr. Mark D. Dobbin at a grant value of $15.01, exercisable up to October 9, 2011. On February 19, 2002, upon his joining the Board of Directors of the Corporation, 55,000 SARs were granted to The Honourable Brian V. Tobin at a grant value of $20.50, exercisable up to February 18, 2012. In each case the SARs granted in fiscal 2002 were at a grant value equal to the closing price of the Corporation’s Class A Subordinate Voting Shares on the day immediately preceding such grant in accordance with the SARs Plan.

During fiscal 2004, 36,667 SARs that had not vested expired as these directors did not stand for re-election. During 2004 the Board approved the granting of 55,000 SARs to William W. Stinson at a grant value of $27.40, exercisable up to October 27, 2013. In addition, the Board approved the grant of 55,000 SARs to Sir Bob Reid at a grant value of $33.00, exercisable up to February 12, 2014. These new SARs vest one-third each on the first, second and third anniversaries of the date of grant. The Board approved an increase in the cumulative maximum number of SARs that could be granted to Board members from 400,000 to 675,000. In each case the SARs granted in fiscal 2004 were at a grant value equal to the closing price of the Corporation’s Class A Subordinate Voting Shares on the day immediately preceding such grant.

At April 30, 2004 a total of 150,000 SARs had been granted to current directors. Of this total issuance, 40,000 SARs were vested at April 30, 2004, and none had been exercised up to August 15, 2004.

Subsequent to the end of fiscal 2004, the Board of Directors approved the granting of 55,000 SARs to new director, Dr. Jack Mintz. These SARs will vest one-third each on the first, second and third anniversaries of the date of grant. The exercise price of the SARs grant is based on the closing price of the Corporation’s Class A Subordinate Voting Shares on the day immediately preceding the grant.

MINIMUM SHARE OWNERSHIP

To ensure the interests of directors and senior management are aligned with those of the shareholders, the Corporation has a Minimum Share Ownership Guideline. Directors and senior management will be given three years to comply with the following ownership guidelines:

a)	directors are encouraged to maintain minimum share ownership in the Corporation equal in value to the annual board fees; and

b)	the Named Executive Officers are encouraged to maintain minimum share ownership in the Corporation equal in value to their base salary.

PERFORMANCE GRAPH

Below is a line graph which compares (a) the yearly cumulative total shareholder return on the Corporation’s Class A Subordinate Voting Shares and Class B Multiple Voting Shares (being the only publicly traded equity securities of the Corporation) with (b) the cumulative total return of the S&P/TSX Composite Index (TSX 300 Index prior to May 1, 2002) and the S&P/TSX Oil and Gas Equipment and Services Index, for the 60 month period to April 30, 2004.

For the 60-month period ended April 30, 2004 (assuming reinvestment of dividends), the cumulative total shareholder return on an investment of $100 in the Class A Subordinate Voting Shares of CHC would be $1,012, and for the Class B Multiple Voting Shares of CHC would be $1,291. The return for the same period based on an investment of $100 in the S&P/TSX Composite Index (TSX 300 Index prior to May 1, 2002) would be $127 and, based on the same investment in the S&P/TSX Oil and Gas Index Equipment & Services, would be $192.

COMPENSATION TABLE

The remuneration paid to the Chief Executive Officer and the three other most highly compensated executive officers (the "Named Executive Officers") for each of the last three years ended April 30 is as follows:

Long-term
compensation
awards
securities
under
options/SARs
granted
Annual compensation

Bonus (1)
						Other	Class A
					Corporate	annual	voting	All other
		Salary		Operations	Development	compensation	shares	compensation
Name and principal position	Year	$		$(5)	$(4)	$(2)	#	$(3)

Craig L. Dobbin, O.C. Chairman & Chief Executive Officer	2004 2003 2002	966,408 1,040,388 857,779	(6) (6)	500,043 1,961,000 1,902,000	125,000 — 1,750,000	66,140 60,016 96,421	— 259,995 —	— — —

Sylvain A. Allard President	2004 2003 2002	583,333 550,000 500,000		300,026 877,000 866,000	75,000 — 550,000	— — 62,806	— 118,750 —	15,500 14,500 13,500

Jo Mark Zurel Senior Vice-President & Chief Financial Officer	2004 2003 2002	365,000 330,000 305,000		200,017 533,000 525,000	50,000 — 300,000	— — —	— 47,500 —	15,500 14,500 13,500

O. Noel Clarke Former Senior Vice-President & Corporate Secretary	2004 2003 2002	113,000 330,000 305,000	(7)	— 533,000 525,000	— — 300,000	— — —	— 73,694 —	524,000 — —	(8)

Notes:

1.	Bonuses are shown in the fiscal year to which payments relate.

2.
Other compensation and personal benefits amount to less than the lower of $50,000 and 10% of salary and bonus for all Named Executive Officers except the Chairman and Chief Executive Officer in each of the three fiscal years and the President in fiscal 2002. The amounts are the imputed interest benefits on loans and vehicle benefits. For the Chairman and Chief Executive Officer in fiscal 2004, the amounts for the imputed interest on loans is equal to $37,231 and the vehicle benefit is equal to $28,909. For the President in fiscal 2002, the amounts for imputed interest benefits on loans is equal to $47,796 and the vehicle benefit is equal to $15,010.

3.	This consists of Corporation contributions to the RPP made on behalf of certain of the Named Executive Officers. Entitlements for Craig L. Dobbin are described under "Executive Retirement Plan and Retiring Allowance". For 2004, the amount also includes severence payments made to O. Noel Clarke.

4.
These special transaction bonuses (Corporate Development) are related to the acquisition of HSG and Schreiner. The fiscal 2004 bonuses were paid in July 2004 in connection with the successful closing of the acquisition of Schreiner on February 16, 2004. The fiscal 2002 Corporate Development bonuses relate to the achievement of certain performance levels for the combined CHC-HSG operation, as established by the Compensation Committee and approved by the Board of Directors, which levels were achieved (and the special bonuses paid) in December, 2001.

5.	These amounts include:

a)	regular performance bonus payments under the CEVA Plan, which is also used as an incentive for other senior managers; and,
b)	the TSR Plan.

The breakdown for fiscal 2004 is:

	CEVA	TSR
C.L. Dobbin	—	$500,043
S. A. Allard	—	$300,026
J.M. Zurel	—	$200,017

6.	These salary amounts are denominated in U.S. dollars, but paid in Canadian dollars. The amounts included in the table are the Canadian dollar equivalents paid.

7.	Represents salary paid for the period prior to termination of employment on August 8, 2003.

8.	Includes cash severance payments of $518,833 in connection with the termination of employment.

EMPLOYEE SHARE OPTION PLAN

    The following table provides information as of April 30, 2004 regarding the number of securities to be issued upon the exercise of outstanding options and the weighted-average exercise price of the outstanding options in connection with the equity compensation plan approved by shareholders (the Employee Share Option Plan). The Corporation does not have any equity compensation plans that have not been approved by shareholders. The options below relate to the Corporations Class A Subordinate Voting Shares.

Number of securities
	Number of securities		remaining available
	to be issued upon	Weighted-average	for future issuance
	exercise of	exercise price of	under equity
Plan Category	outstanding options	outstanding options	compensation plans

Employee Share Option Plan	1,425,272	$14.40	388,537
Equity compensation plans not approved by security holders	—	—	—
Total	1,425,272	$14.40	388,537

Option Grants During the Most Recently Completed Fiscal Year

No options were granted under the Employee Share Option Plan (the "Plan") during the fiscal year ended April 30, 2004.

Aggregated Option Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Stock Option Values

The following table sets out the aggregate number of outstanding options held by each of the Named Executive Officers who held options at any time during the most recently completed fiscal year, together with the value of such options at the end of the fiscal year. Amounts reported under "Value of unexercised in-the-money options" represent the difference between (i) the market value as at April 30, 2004 of the Class A Subordinate Voting Shares for which such options were granted having an exercise price less than such market value, and (ii) the exercise price of such options. The closing trading price of a Class A Subordinate Voting Share on the Toronto Stock Exchange (the "TSX") on April 30, 2004 was $38.50.

						Value of all	Value of all
						vested	non-vested
				Options	Options not	unexercised	unexercised
		Securities		exercisable	exercisable	in-the-money	in-the-money
		acquired	Aggregate	(vested) at	(unvested)	options	options
		on	value	April 30,	at April 30,	April 30,	April 30,
	Type of	exercise	realized	2004	2004	2004	2004
Name	Security	#	$	#	#	$	$

Craig L. Dobbin, O.C.	Class A	—	—	957,289	66,667	25,599,624	543,403
Sylvain Allard	Class A	146,784	2,697,163	182,383	39,583	4,152,648	308,750
Jo Mark Zurel	Class A	96,750	1,912,488	54,917	15,833	1,043,313	123,500
O. Noel Clarke	Class A	93,806	2,232,963	—	—	—	—

EXECUTIVE RETIRING PLAN AND RETIRING ALLOWANCE

Under supplementary retirement plan agreements ("SRPs") with the Corporation, Mr. Sylvain Allard, Mr. Jo Mark Zurel and former executive, Mr. O. Noel Clarke may be entitled to receive supplementary retirement benefits in addition to the retirement benefits provided under the RPP. The aggregate target benefit provided through the RPP, the SRPs and Canada Pension Plan ("CPP") benefits is 2% of the individual’s highest three years average earnings including operations bonuses ("average earnings"), but excluding special transaction bonuses (corporate development) multiplied by years of credited service. The SRP benefit formula is integrated with the formula under the CPP as well as the estimated benefits under the RPP. The SRP provides benefits by multiplying the participant’s credited service by the sum of the following:

•	0.5% of average earnings up to the CPP earnings limit at retirement;
•	1% of average earnings above such CPP earnings limit up to the earnings for which the Canada Revenue Agency (the "CRA") maximum contribution could be made under the RPP in the year of retirement; and
•	2% of average earnings in excess of the above CRA earnings limits.

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

In normal circumstances, supplementary benefits under the SRP vest after completion of 20 years of continuous service and are paid directly by the Corporation rather than being pre-funded. However, upon a change in control of the Corporation, SRP participants are immediately vested and the Corporation is required to establish a retirement compensation arrangement (as defined under the Income Tax Act (Canada)) to secure full funding for all SRP benefits through the issuance of letters of credit. In the case of Mr. O. Noel Clarke, his employment arrangements with the Corporation provided that he be credited with 10 years of continuous service for the purpose of his SRP in addition to his actual service.

The estimated credited years of service as of August 15, 2004 for Mr. Allard is 21.3 years, Mr. Zurel is 10.3 years and Mr. Clarke is 14.5 years (inclusive of his 10 years of additional service discussed above).

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

Effective June 4, 1991, as amended as of January 19, 1993, the Corporation agreed to provide a retiring allowance (the "Retiring Allowance") to Craig L. Dobbin, Chairman and Chief Executive Officer of the Corporation, whereby Mr. Dobbin would be entitled upon retirement to receive an annual retiring allowance in an amount equal to 66 2/3% of the average of the three highest fiscal years of annual remuneration, including operations bonuses, earned by him from the Corporation during his term as Chairman and Chief Executive Officer. Performance measured bonuses, including bonuses under the CEVA and TSR Plans, are included for calculating annual remuneration for purposes of the Retiring Allowance, but special transaction bonuses (corporate development) generally are not.

    The Retiring Allowance will continue during the lifetime of Mr. Dobbin and, in the event of his death within 20 years of the commencement of payments pursuant to such allowance, the payments shall continue to be made to a beneficiary or beneficiaries named by Mr. Dobbin for the remaining balance of the 20-year period. The Retiring Allowance may increase based upon annual increases in the Consumer Price Index ("CPI"), however, any such increase shall be limited to a maximum of 75% of any annual increase in the CPI less 1% and further limited to a maximum increase of 4% of the Retiring Allowance in any one year. Payment of the Retiring Allowance is subject to compliance by Mr. Dobbin with certain non-competition and non-disclosure obligations. If Mr. Dobbin were to retire at age 69, the estimated annual benefits payable to Mr. Dobbin (based on his total annual remuneration to date) would be $1,760,724.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Effective July 30, 2002, in connection with section 402 of SOX, the Corporation introduced a new policy with regard to loans to directors and officers. The policy prohibits the Corporation from, directly or indirectly, extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or officer. Irrevocable extensions of credit made to directors and officers outstanding as of July 30, 2002 are exempted under the policy, but the terms of this credit cannot be materially modified and credit cannot be renewed after such date. In conjunction with this policy, the Corporation’s Board on March 2, 2003 approved a revision to the Employee Stock Option Plan, to eliminate the granting of loans to facilitate the exercising of options. The Corporation’s Executive Share Purchase and Ordinary Share Loans existed at July 30, 2002 and are exempt under the policy. No new credit or any modification of the terms of the credit granted at July 30, 2002 has been made.

The following table provides the aggregate indebtedness outstanding at August 15, 2004 to CHC of the current and former directors, officers and employees of the Corporation (and its subsidiaries):

Aggregate Indebtedness ($)

Purpose	To the Corporation or its subsidiaries	To another entity

Executive Share Purchase Loans (A loan program)	$1,688,464	—
Ordinary share loan	33,000,000	—

Effective July 30, 2002 the Corporation had two types of loans outstanding to officers of the Corporation that are exempted under the policy and are described below.

The following table provides details of the indebtedness of individual current and proposed directors and officers of the Corporation (and their respective associates) in connection with the Executive Share Purchase Loan Program and the Ordinary Share Loan, both of which are described in detail following the table.

		Largest
		amount	Amount	Financially
	Involvement	outstanding	outstanding as	assisted securities		Amount
	of	during fiscal	at August 15,	purchases during		forgiven
Name and principal	Corporation	year 2004	2004	fiscal 2004	Security for	during fiscal
position	or subsidiary	$	$	#	indebtedness	2004

EXECUTIVE SHARE PURCHASE LOANS (A loan program)

Craig L. Dobbin, O.C., Chairman & Chief Executive Officer, Proposed Nominee Director	Lender	1,193,200	1,067,600	—	An assignment of the shares or proceeds of 243,543 vested options for Class A shares held by the executive, having an exercise price of $13.00 per share.	—

Sylvain Allard President	Lender	757,322	358,823	—	An assignment of the shares or proceeds of 50,000 vested options for Class A shares held by the executive, having an exercise price of $4.25 per share.	—

Jo Mark Zurel Senior Vice-President & Chief Financial Officer	Lender	377,409	158,012	—	An assignment of the shares or proceeds of 23,250 vested options for Class A shares held by the executive, having an exercise price of $4.25 per share.	—

O. Noel Clarke Former Senior Vice-President & Corporate Secretary	Lender	370,679	—	—	—	—

Jeremy Labuschagne Managing Director, CHC Africa	Lender	62,439	55,130	—	A first lien on the Class A shares	—

Christine Baird President, CHC Helicopters International	Lender	81,192	48,898	—	A first lien on the Class A shares	—

Neil Calvert Managing Director, CHC Europe	Lender	131,163	—	—	—	—

Jakob Bae Senior Manager CHC Helikopter Service	Lender	70,463	—	—	—	—

David Dobbin Former Vice President (resigned effective July 14, 2003)	Lender	320,623	—	—	—	—

THE ORDINARY SHARE LOAN

O.S. Holdings Inc. (a corporation indirectly owned by Craig L. Dobbin)	Lender	33,000,000	33,000,000	—	A lien in CHC’s favour on the purchased Ordinary Shares, together with certain other security (see below)	—

Executive Share Purchase Loan Program

On July 21, 2000, the Board, on the recommendation of the Compensation Committee and advice from independent compensation consultants, approved a long term incentive program (the "A loan program") for certain members of senior management to permit them to participate in future appreciation of the shares of the Corporation and to bear the same risks as other shareholders. The A loan program enabled eligible senior management to receive interest free loans to finance purchases of Class A Subordinate Voting Shares. The maximum amount of the loan available was based on a multiple of the employee's base salary and ranged from 0.5 times base salary to a maximum of 2.0 times base salary, depending on position. The Chief Executive Officer was eligible for the maximum multiple of 2.0 times base salary. Although indebtedness is remaining outstanding under this program, no further loans are being made under it. The outstanding loans are secured by the financed shares (except in the case of certain executives of the Corporation where the Board, in April 2002, approved the assignment of the shares or proceeds arising from certain vested options to constitute security in the place of shares as security for outstanding A loans, as detailed above), require minimum annual loan repayments of 5% of the loan principal amount and are fully payable on termination of employment or sale of the financed shares or the exercise of share options taken as security and sale of shares arising therefrom, as the case may be.

The Ordinary Share Loan

    On December 9, 1997, the Corporation issued 11,000,000 Ordinary Shares to O.S. Holdings Inc. for an aggregate consideration of $33,000,000 (the "Ordinary Share Loan"). O.S. Holdings Inc. is a corporation wholly owned by 10644 Newfoundland Inc. ("Holdco"), which is a corporation wholly owned by Craig L. Dobbin, the Chairman and Chief Executive Officer. On December 9, 1997, the Corporation made a loan to O.S. Holdings Inc. of $33,000,000 to enable it to purchase these Ordinary Shares. The loan is repayable upon demand and does not bear interest unless the principal amount thereof (or the lesser portion demanded) has not been repaid within two business days following demand therefore, after which time the principal amount thereof (or the portion demanded) would bear interest at a rate equal to the Canadian "prime rate" plus 5%. These Ordinary Shares were issued to give effect to an undertaking provided by the Corporation to U.K. regulatory authorities in connection with the foreign ownership requirements of European legislation applicable to the Corporation’s then U.K. operating subsidiary, Brintel. The issuance of Ordinary Shares to O.S. Holdings Inc. was intended to increase the amount of equity share capital of the Corporation held by European nationals (Mr. Dobbin, the sole shareholder of Holdco, is a citizen of both Canada and the Republic of Ireland) and to establish that Brintel was entitled to maintain its operating license. The transaction involving the issuance of the Ordinary Shares (including the making of the loan) was approved by shareholders of the Corporation at a meeting held on December 9, 1997.

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

Indebtedness of Directors, Executive Officers and Senior Officers other than under Securities Purchase Programs

    There was no indebtedness other than under securities purchase programs to the Corporation by any current and former officers, directors and employees of the Corporation (and their respective associates) as at August 15, 2004.

DIRECTORS AND OFFICERS INSURANCE

    The Corporation has purchased and maintains a policy of insurance for the benefit of directors and officers as permitted by the CBCA and the Corporation’s by-laws. The policy insures directors and officers, in their capacities as directors and officers of the Corporation, or in their capacities as directors and officers of other corporations where they have acted in that capacity at the request of the Corporation, against certain liabilities incurred by them, except where the liability relates to the failure by the director or officer to act honestly, in good faith and with a view to the best interests of the Corporation or the other corporation, as the case may be.

    The policy obtained provided for U.S. $25 million of coverage for directors and officers of the Corporation on an aggregate basis. Such policy is subject to a deductible of U.S. $100,000 per incident. The cost of coverage for 2004 on an aggregate basis was $312,951.

EMPLOYEES

All pilots and aircraft maintenance engineers are required to be licensed by regulatory authorities in the country in which they work. To obtain a pilot’s license, each pilot must complete and pass practical flight and written examinations. In addition, IFR pilots must have passed IFR practical flight and written examinations. To obtain an aircraft maintenance engineer’s license, an engineer must have completed a minimum of three to four years of training and passed a written examination. The following table provides employee data for each of our major segments at April 30, 2004, 2003 and 2002.

	Year ended April 30

	2004	2003	2002

Canada
Administrative and support personnel	178	155	202

Europe
Pilots	349	392	419
Maintenance engineers	239	294	285
Administrative and support personnel	349	387	526

	937	1,073	1,230

International
Pilots	263	249	241
Maintenance engineers	223	224	213
Administrative and support personnel	321	302	275

	807	775	729

Repair and Overhaul
Maintenance engineers	262	304	232
Administrative and support personnel	186	166	144

	448	470	376

Schreiner
Pilots	163	—	—
Maintenance engineers	125	—	—
Administrative and support personnel	411	—	—

	699	—	—

	3,069	2,473	2,537

The Norwegian pilots have a three year agreement which expires April 30, 2006. Approximately 450 of our repair and overhaul employees at Astec (in Norway and the UK) are represented by unions with collective agreements extending to April 30, 2005 and April 30, 2006. Engineers and ground staff at CHC HS have a two-year collective agreement extending to October 2004. Negotiations are currently ongoing to ratify a new agreement.

In the UK, we have collective agreements with our pilot workforce and separately with our engineers and other ground staff, covering the period from May 1, 2002 to June 30, 2005. Similarly, in Denmark, we have multi-year collective agreements with our pilots, which expire in March 2007, and separately with our engineers extending to March 2005. In Ireland, we have collective pay agreements in place with our pilots, aircrewmen and engineers covering the period May 1, 2003 to April 30, 2006. In Australia, we have a collective agreement with our pilots to April 2005. Our 3-year union agreement with crewmen in Australia expired in December 2003 and the new agreement will go out to vote in the coming weeks. Our engineers’ agreement in Australia expires August 31, 2005. In Nigeria, we have a collective agreement with our pilot and engineer workforce which is up for renewal. Negotiations have not yet commenced. Employees at our other helicopter operations are not unionized. We also have a collective agreement with certain of the employees at Composites that expires on October 15, 2006.

SHARE OWNERSHIP

Share ownership information is included under Item 7.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

PRINCIPAL SHAREHOLDERS

As at July 31, 2004, there were 18,399,026 Class A Subordinate Voting Shares, 2,938,498 Class B Multiple Voting Shares and 11,000,000 Ordinary Shares issued and outstanding.

The following table sets forth information as at July 31, 2004 with respect to the beneficial ownership of our Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares by (1) each shareholder known by us to be the beneficial owner of more than 5% of our Class A Subordinate Voting Shares, Class B Multiple Voting Shares or Ordinary Shares, or to be the beneficial owner of a number of shares of any class or classes of stock that collectively carry more than 5% of the votes attributed to all our outstanding voting securities; (2) all executive officers and directors who are the beneficial owners of more than 1% of our subordinate voting shares; and (3) all other executive officers or directors as a group.

Name of beneficial owner	Beneficial ownership(1)			Percent of class(1)

	Subordinate	Multiple		Subordinate	Multiple
	Voting	Voting	Ordinary	Voting	Voting	Ordinary
	Shares	Shares	Shares	Shares	Shares	Shares

Discovery (2) (3)	1,946,270	2,777,716	—	10.2%	94.5%	—
Fidelity Investments (4)	2,528,130	—	—	13.7%	—	—
O.S. Holdings Inc. (5)	—	—	11,000,000	—	—	100%
Craig L. Dobbin (1)(6)	1,026,956	—	—	5.3%	—	—
Sylvain Allard (1)	361,200	—	—	1.9%	—	—
Jo Mark Zurel (1)	159,370	—	—	0.9%	—	—
Other (14 persons) (1)(7)(8)	97,588	—	—	0.5%	—	—

1.
Includes shares beneficially owned by the listed person. If a person has the right to acquire beneficial ownership of any shares by exercise of options or otherwise by October 31, 2004, those shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of the shares that the person owns. Those shares are not included in the computations for any other person.

2.
Discovery is a holding company, all of the voting shares of which are owned by Craig L. Dobbin. The business address of Discovery is P.O. Box 1303, St. John’s, Newfoundland, Canada A1C 5N5. The shares owned by Discovery represent 60.8% of the votes attached to all our outstanding voting securities.

3.
Includes 689,655 Class A Subordinate Voting Shares that may be acquired upon the conversion of a $5,000,000 convertible loan at a price of $7.25 per share. Also includes 556,615 Class A Subordinate Voting Shares that were lent by Discovery to a third party pursuant to a borrowing agreement. Discovery will not exercise control or direction over such shares until they are returned.

4.	As of August 24, 2004 based on the most recent publicly available information.

5.
O.S. Holdings Inc. is a holding company wholly owned indirectly by Craig L. Dobbin. The business address of O.S. Holdings Inc. is P.O. Box 1303, St. John’s, Newfoundland, Canada A1C 5N5. The shares owned by O.S. Holdings Inc. represent 2.3% of the votes attached to all our outstanding voting securities.

6.
These shares may be acquired upon the exercise of options granted with prices ranging from $4.30 to $30.70. The shares granted pursuant to the full exercise of these options represent 2.1% of the votes attached to all our outstanding voting securities.

7.	Includes 57,700 Class A Subordinate Voting Shares that may be acquired upon the exercise of options granted and excludes securities owned by Discovery and O.S. Holdings Inc.

8.
Directors, officers and senior management who individually own less than 1% (Christine Baird, Neil Calvert, Duane Clarke, Craig C. Dobbin, Joanne Dominie, Blake Fizzard, Rick Green, John Kelly, Jeremy Labuschagne, David Loveys, Candace Moakler, Keith Mullett, William Stinson, Derrick Sturge).

Related Party Transactions

During fiscal 2004 we had the following related party transactions:

a)
During fiscal 2000, in connection with securing tender credit facilities, we received an unsecured, subordinated, convertible 12% loan from an affiliate of our controlling shareholder in the amount of $5.0 million. This loan is subordinated to our senior credit facilities and our senior subordinated notes. The loan is convertible into Class A subordinate voting shares at a rate of $7.25 per share. The estimated value of the loan proceeds attributable to the conversion feature of $951,000 was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $705,000, including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2004.

b)
We use properties owned by companies affiliated with our controlling shareholder for customer events, meetings, conferences and social functions. Rent and usage fees of $561,000 (were paid during the fiscal year ended April 30, 2004 to these companies. These transactions were recorded at their exchange amounts.

c)
During fiscal 2004, $1.1 million was paid to CHL, in which we have a 42.75% equity investment. These amounts related to the provision of helicopter flying services to us and were recorded at their exchange amounts.

d)
During fiscal 2004, construction began on a new hangar facility in Vancouver, Canada in support of our international flying segment. The facility is being constructed by a subsidiary of a company owned by a relative of our controlling shareholder. As at April 30, 2004, $3.0 million was paid to this subsidiary. This amount was capitalized to fixed assets and recorded at its exchange amount.

e)
During the period May 1, 2003 to November 27, 2003, $10.0 million was paid to Vector and its subsidiaries whose Chairman and Chief Executive Officer during that period was a relative of our controlling shareholder and was also one of our directors until June 8, 2003. The amounts paid were for repair and overhaul services and information technology support and were recorded at their exchange amounts.

f)
From February 16, 2004 to April 30, 2004 we recorded $10.7 million in revenue from Aerocontractors Company of Nigeria Ltd., in which we have a 40% equity investment. Such revenue was primarily associated with the flying of aircraft and related activities, sale of aircraft parts and amounts billed under power-by-the-hour contracts. These transactions were recorded at their exchange amounts.

     For information regarding loans between us and senior management and enterprises that directly or indirectly control us, see item 6: Directors, Senior Management and Employees.

ITEM 8. FINANCIAL INFORMATION

Financial statements are included under Item 18.

ITEM 9. THE OFFER AND LISTING

LISTING DETAILS

On October 7, 1991, our outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares were listed on the TSX under the stock symbols FLY.A. and FLY.B., respectively. As of July 31, 2004, 12 registered holders of record in the United States held 2,840,189 Class A Subordinate Voting Shares (or 15.4% of the Class A Subordinate Voting Shares) and one registered holder of record in the United States held 41,005 Class B Multiple Voting Shares (or 1.4% of the Class B Multiple Voting Shares).

The following table sets forth, for the quarters indicated, the high and low sales prices and volumes of trading of our Class A Subordinate Voting Shares and our Class B Multiple Voting Shares as reported on the TSX.

	Class A Subordinate Voting Shares			Class B Multiple Voting Shares

	High	Low	Volume	High	Low	Volume

Fiscal 2004
First quarter	$27.95	$24.75	3,887,800	$28.00	$25.00	33,000
Second quarter	28.34	24.00	4,396,600	28.75	24.81	7,700
Third quarter	33.95	27.05	4,643,000	34.10	27.51	3,500
Fourth quarter	41.24	32.60	5,854,300	41.00	30.40	9,300
Fiscal 2003
First quarter	$35.50	$26.00	5,997,140	$34.50	$26.01	17,031
Second quarter	36.05	28.50	3,084,666	36.00	29.00	6,202
Third quarter	33.65	23.40	5,849,134	33.50	24.00	10,363
Fourth quarter	27.59	21.64	3,782,342	27.15	21.80	13,655

The following table sets forth, for the fiscal years indicated, the high and low sales prices and volumes of trading of our Class A Subordinate Voting Shares and our Class B Multiple Voting Shares as reported on the TSX.

	Class A Subordinate Voting Shares			Class B Multiple Voting Shares

	High	Low	Volume	High	Low	Volume

2000	5.40	3.00	10,946,186	5.50	3.00	26,771
2001	17.80	3.75	12,671,544	15.00	4.25	438,751
2002	30.00	12.25	17,744,345	30.00	14.00	52,877
2003	36.05	21.64	18,713,282	36.00	21.80	47,251
2004	41.24	24.00	18,781,700	41.00	24.81	53,500

The following table sets forth, for the months indicated the high and low sales prices and volumes of trading of our Class A Subordinate Voting Shares and our Class B Multiple Voting Shares as reported on the TSX.

	Class A Subordinate Voting Shares			Class B Multiple Voting Shares

	High	Low	Volume	High	Low	Volume

March 2004	$39.37	$33.00	2,091,900	$39.00	$36.50	500
April 2004	41.24	35.50	1,427,400	41.00	36.50	1,700
May 2004	41.00	36.72	934,600	41.00	37.16	600
June 2004	41.06	38.10	916,900	40.77	38.50	400
July 2004	44.90	38.00	1,020,000	44.25	40.00	1,100
August 2004	45.75	40.12	1,535,200	43.33	41.75	800

On August 31, 2004 the closing price of our Class A Subordinate Voting Shares on the TSX was $44.33.

Effective October 11, 2002 our Class A Subordinate Voting Shares commenced trading on the New York Stock Exchange ("NYSE") under the stock symbol FLI. Prior to October 11, 2002 our Class A Subordinate Voting Shares traded on the Nasdaq National Market ("Nasdaq"). The following table sets forth for the quarters indicated, the high and low sales price in U.S. Dollars and volumes of trading of our Class A Subordinate Voting Shares on the NYSE and Nasdaq.

	High	Low	Volume

Fiscal 2004
First quarter	$20.90	$17.59	166,200
Second quarter	21.60	17.30	447,300
Third quarter	25.95	20.25	522,400
Fourth quarter	30.46	24.46	829,400

Fiscal 2003
First quarter	$23.29	$16.32	1,738,600
Second quarter	22.94	17.86	657,400
Third quarter	21.34	15.49	632,600
Fourth quarter	19.00	14.75	255,700

The following table sets forth in U.S. Dollars for the fiscal years indicated, the high and low sales prices and volumes of trading of our Class A Subordinate Voting Shares as reported on the NYSE and Nasdaq.

	High	Low	Volume

2000	$4.06	$1.69	767,600
2001	11.65	2.50	2,971,610
2002	19.25	7.72	7,233,900
2003	23.29	14.75	3,284,300
2004	30.46	17.30	1,965,300

	High	Low	Volume

March 2004	$29.85	$26.42	279,800
April 2004	30.46	27.16	247,900
May 2004	31.65	26.35	350,600
June 2004	30.17	27.87	167,100
July 2004	33.75	28.55	216,600
August 2004	35.00	30.34	187,900

The closing price of our Class A Subordinate Voting Shares on August 31, 2004 as reported on the NYSE was U.S. $33.94.

ITEM 10. ADDITIONAL INFORMATION

ARTICLES OF INCORPORATION AND BY-LAWS

The Company was incorporated under the Canada Business Corporations Act and its corporation number is 222233-7.

On August 23, 2002 the Board of Directors approved certain amendments to By-Law No. 1, the by-law relating generally to the transaction of the business and affairs of the Corporation (the "Old By-Law") by adopting Amended and Restated By-Law No. 1 (the "New By-Law"). Shareholders confirmed the New By-Law at the annual general meeting held on September 26, 2002. The New By-Law superceded and replaced the Old By-Law that had been previously enacted on February 18, 1987. The Board of Directors made certain additional amendments to the New By-law, effective September 4, 2003 to provide that the board may, if the articles so provide, appoint one or more additional directors (subject to the maximum number authorized by the articles) to hold office for a term expiring no later than the close of the next annual meeting of shareholders, but the total number of directors appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders. The amendments to the New By-law were confirmed by the shareholders at the shareholders’ meeting held on October 28, 2003.

With respect to the directors of the Company, the Canada Business Corporations Act and by-laws of the Company require a director to refrain from voting (except in certain limited cases) on any material contract or transaction whether made or proposed with the Company to which the director is a party and to disclose in writing to the Company the nature and extent of his interest in such contract or transaction. The by-laws of the Company also provide that the directors shall be compensated for their services as the Board from time to time may authorize. The Board is given general authority to borrow monies on behalf of the Company and to pledge assets of the Company, and to delegate such powers from time to time to any officer of the Company. The Articles and by-laws of the Company do not contain any mandatory age limit requirement for a director's retirement or a minimum number of shares to be held by a director. Directors may be elected for terms of up to three years. Cumulative voting is not provided for in the Company's Articles or by-laws.

Our issued and outstanding shares consist of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares. Our Class A Subordinate Voting Shares and our Class B Multiple Voting Shares participate equally in the payment of dividends if and when declared by our Board of Directors. The Ordinary Shares are entitled to dividends equivalent on a per share basis to any dividend paid on our Class A Subordinate Voting Shares and Class B Multiple Voting Shares, subject to prior minority shareholder approval. Class A Subordinate Voting Shares carry the right to one vote per share, our Class B Multiple Voting Shares carry the right to 10 votes per share, and our Ordinary Shares carry the right to one vote per 10 shares. Our Ordinary Shares are also redeemable at the option of the Company at the subscription price thereof in certain circumstances. We also have the right, subject to the approval of the TSX, to purchase the Ordinary Shares at their fair market value. Our Class A Subordinate Voting Shares, our Class B Multiple Voting Shares and our Ordinary Shares share equally on a share for share basis in the property and assets of the Company upon liquidation or winding up.

If an offer is made to purchase Class B Multiple Voting Shares such that under the take-over bid provisions of applicable securities legislation, the same offer must be made to all or substantially all holders of Class B Multiple Voting Shares who are in a Canadian province or territory to which the requirements apply and the offeror does not concurrently make an identical offer to purchase the Class A Subordinate Voting Shares, then each outstanding Class A Subordinate Voting Share may be converted into a Class B Multiple Voting Share at the option of the holder thereof and sold pursuant to the offer for the Class B Multiple Voting Shares, except in certain circumstances. At any time, a holder of Class B Multiple Voting Shares may convert such shares into Class A Subordinate Voting Shares on a one-for-one basis.

Generally, the articles of our Company would have to be amended to change the rights attached to the Company's shares. Such an amendment would have to be approved by shareholders of the Company by a majority of two-thirds of the votes cast. Certain amendments to the articles, such as an amendment that would change the rights attached to a class of shares, would require that the amendment be approved by a majority of two-thirds of the votes cast by holders of that class voting separately as a class.

Under the Company's by-laws, the annual meeting of shareholders shall be held on such date and time as the Board, or the Chairman of the Board, or the President in the absence of the Chairman of the Board, may from time to time determine. The Board shall also have the power to call a special meeting of shareholders at any time. The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote at such meetings, the directors and auditors of the Company and any others who are entitled or required under any provisions of the Canada Business Corporation Act, the articles or by-laws of the Company to be present at the meeting. Any other person may be admitted to the shareholder meeting only on the invitation of the Chairman of the meeting or with consent of the meeting.

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

TAXATION

The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the "Canadian Act") to holders of Class A Subordinate Voting Shares who, at all relevant times, for purposes of the Canadian Act, deal at arm’s length with us, are not resident or deemed to be resident in Canada at any time, hold the Class A Subordinate Voting Shares as capital property, do not hold or use, and are not deemed to hold or use, Class A Subordinate Voting Shares in connection with a trade or business carried on, or deemed to be carried on, in Canada, and in the case of insurers who carry on an insurance business in Canada and elsewhere, do not hold Class A Subordinate Voting Shares that are "designated insurance property" as defined in the Canadian Act or that are effectively connected with an insurance business carried on in Canada (the "Holders"). Certain persons who carry on, or are deemed to carry on, business in Canada, including certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing, will generally be precluded from treating Class A Subordinate Voting Shares as capital property under the Canadian Act.

This summary is based on the current provisions of the Canadian Act, the regulations thereunder in force as of the date of this Annual Report, specific proposals (the "Tax Proposals") to amend the Canadian Act or the regulations thereunder publicly announced by the Minister of Finance in Canada prior to the date of this Annual Report, the current provisions of the Canada-United States Income Tax Convention (1980) (the "Treaty"), and on the current administrative practices and policies published by the Canada Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax consequences and does not, apart from the Tax Proposals, take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada. Prospective investors and holders of subordinate voting shares are urged to consult their own tax advisors with respect to the Canadian federal income tax consequences set forth below and any other federal, provincial, state, local or foreign tax consequences to them of holding and disposing of subordinate voting shares.

Disposition of a Class A Subordinate Voting Share

A Holder who disposes of a Class A Subordinate Voting Share will not be subject to tax pursuant to the Canadian Act on a capital gain realized on the disposition unless the Class A Subordinate Voting Share is "taxable Canadian property" of the Holder within the meaning of the Canadian Act and no relief is afforded under any applicable tax treaty. Class A Subordinate Voting Shares will generally not be taxable Canadian property to a Holder provided such Class A Subordinate Voting Share is listed on a prescribed stock exchange within the meaning of the Canadian Act on the date of disposition, and provided such Holder, or persons with whom such Holder did not deal at arm’s length (within the meaning of the Canadian Act), or any combination thereof, did not own or have an option or right to acquire 25% or more of the issued shares of any class or series of the Company at any time within five years immediately preceding the date of disposition. As of the date of this Annual Report, the Class A Subordinate Voting Shares are listed on the TSX, a prescribed stock exchange for purposes of the Canadian Act. Class A Subordinate Voting Shares may be deemed taxable Canadian property of a Holder who receives such Class A Subordinate Voting Shares in exchange for other taxable Canadian property.

If a Class A Subordinate Voting Share constitutes or is deemed to constitute taxable Canadian property of a Holder, provided such Holder is a resident of the United States for purposes of the Treaty, the Treaty will generally exempt such a Holder from Canadian tax in respect of the disposition of a Class A Subordinate Voting Share provided its value is not derived principally from real property (including resource property) situated in Canada. This relief under the Treaty may not be available to a Holder who had a permanent establishment or fixed base available to such Holder in Canada during the 12 months immediately preceding the disposition of the Class A Subordinate Voting Share.

Dividends

Any dividends (including stock dividends) paid or credited, or deemed under the Canadian Act to be paid or credited, on Class A Subordinate Voting Shares will be subject to Canadian withholding tax under the Canadian Act at the rate of 25% on the gross amount of the dividends. Generally, the rate of this withholding tax will be reduced under applicable tax treaties. In the case of dividends paid to a Holder who is a resident of the United States and beneficial owner of such dividends for purposes of the Treaty, the Canadian withholding tax rate is generally 15%.

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
P.O. Box 5188
St. John's, NL, Canada
A1C 5V5

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We record our transactions and prepare our financial statements in Canadian dollars. For the year ended April 30, 2004, we maintained operations in the UK, Norway, The Netherlands, South Africa, Australia and Canada, with business also conducted in other countries. These operations are considered financially and operationally self-sustaining. Accordingly, our assets and liabilities are translated into Canadian dollars at the year-end exchange rate. Revenue and expense items are translated into Canadian dollars at the average annual exchange rate. Because many of our revenues and expenses occur in currencies other than Canadian dollars, we are exposed to exchange rate and currency risks.

To perform sensitivity analysis, we assess the risk of loss in fair values due to the impact of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. Information provided by the analysis does not necessarily represent the actual changes in fair value that we would incur under normal market conditions because, of necessity, all variables other than the specific market risk factor are held constant. The results of sensitivity analysis at April 30, 2004 follow.

Foreign Currency Exchange Rate Risk

A 10% change in the exchange rate of the euro, Norwegian kroner and pound sterling against the Canadian dollar, with all other variables remaining constant, would have resulted in a $49.1 million change in the fair market value of our long-term debt at April 30, 2004. Our euro and pound sterling debt are designated as a hedge of our net investment in foreign operations in the UK and The Netherlands. A portion of our U.S. debt has been designated as a hedge of our net investment in our Vancouver, Canada-based international operating unit. The remainder has been converted to euros, pound sterling and Norwegian kroner via currency swaps and has been designated as hedges of our net investments in our euro, pound sterling and Norwegian kroner functional operating units. As a result, gains and losses on this debt are offset against foreign currency translation adjustments on our net investment in foreign operations that are deferred as a separate component of shareholders' equity until realized under Canadian GAAP. Under U.S. GAAP, the related translation adjustments and the foreign currency translation gains and losses of the debt designated as a hedge are included in the determination of comprehensive earnings. If the debt were not designated as a hedge of our net investment, the impact of a change in foreign currency rates would directly impact the current year’s earnings under both Canadian and U.S. GAAP. A 1% movement in the foreign currency rates of our three major operating currencies (the pound sterling, the Norwegian kroner and the U.S dollar) against the Canadian dollar would have resulted in a $1.1 million change in Consolidated Segment EBITDA and a $0.3 million change in net earnings from our self-sustaining foreign subsidiaries upon the translation of their income statement from their reporting currencies to Canadian dollars for the year ended April 30, 2004.

Interest Rate Risk

We are also exposed to market risk from changes in interest rates, related primarily to variable interest rates on long-term debt and on certain helicopter lease agreements. During the year ended April 30, 2001, we entered into an interest rate swap agreement to fix the interest costs on £40.0 million of our senior credit facilities. We terminated this agreement late in fiscal 2004. A 1% change in variable interest rates on long-term debt (i.e. from 5% to 6%), with all other variables remaining constant, would result in a $1.6 million change in interest expense for the year ended April 30, 2004. Such a change in interest rates would not have a material impact on the fair value of the related long-term debt. A 1% change in variable interest rates on our helicopter lease agreements, with all other variables remaining constant, would result in a $4.0 million change in lease expense for the year ended April 30, 2004.

Equity Price Risk

As of April 30, 2004, we were not exposed to market risk from changes in the market value of long-term investments, as we did not hold any publicly-traded long-term investments.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

As of April 30, 2004, an evaluation was performed under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of April 30, 2004. During the annual period covered by this Form 20-F, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to April 30, 2004.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

    CHC's board of directors has determined that the Chairman of the Audit Committee, Dr. Jack Mintz, qualifies as an "audit committee financial expert" and that Dr. Mintz is independent under the listing standards of the New York Stock Exchange.

ITEM 16B.    CODE OF ETHICS

    The Corporation amended its Code of Ethics and Business Conduct during fiscal 2004 to reflect SEC rules and New York Stock Exchange corporate governance listing standards. Our Code of Ethics and Business Conduct applies to our directors, officers and employees worldwide, including our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions. There have been no waivers of our Code of Ethics and Business Conduct granted to our principal executive officer, principal financial officer, principal accounting officer or controller, or similar persons during the period covered by this report. A copy of our Code of Ethics and Business Conduct is available on our website at www.chc.ca and in print from us upon request.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended April 30, 2004 and 2003, amounts approved by the Audit Committee and paid by us in connection with services provided by our auditors, Ernst & Young, LLP ("E&Y"), were as follows:

	2004	2003

	($ millions)
Audit Fees	$1.5	$0.9
Audit-Related Fees	0.3	—
Tax Fees	0.7	1.2
All Other Fees	0.1	—

Total	$2.6	$2.1

Audit Fees - consists of fees charged for the work necessary for the external auditor to render an opinion on our consolidated financial statements and the financial statements of our subsidiaries. In both fiscal 2003 and 2004 audit services consisted of services provided by E&Y in connection with expressing an opinion on our consolidated financial statements and also on the financial statements of our subsidiaries in jurisdictions where such audits are required by companies legislation or where such audits are required under other agreements. In 2004, fees for Audit services also included amounts paid in connection with the review of our interim financial statements, the provision of comfort letters, consents and comment letters in connection with our issue of U.S. $250 million senior subordinated notes and the fiscal 2004 audit of our recently acquired subsidiary, Schreiner.

Audit-Related Fees - consists primarily of fees for assurance and related services that are reasonably related to the performance of the audit of our financial statements. The fees for 2004 consisted primarily of amounts related to the December 31, 2003 audit of Schreiner that was acquired during the year.

Tax Fees - consists of fees paid in connection with tax compliance, tax planning, tax outsourcing, and tax advice provided to us and our subsidiaries. Tax services in both years include fees paid to E&Y in connection with ongoing tax planning and other initiatives being considered by us. In fiscal 2003 tax services included $0.3 million for tax outsourcing services provided by E&Y. In fiscal 2003 tax services also included fees paid in connection with a transfer pricing study. The outsourcing arrangements with E&Y ceased on December 31, 2003.

All Other Fees - includes fees for services that are not audit, audit-related, or tax services, but which are not prohibited services. In 2004 this included fees in connection with an information system implementation review.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and concluded that the level of services provided during 2004 would not impact the independence of the auditors. The Audit Committee has adopted a policy that prohibits us from engaging the auditors for "prohibited" categories of non-audit services and requires pre-approval of the Audit Committee for other permissible categories of non-audit services, such categories as determined by SEC rules. To facilitate the pre-approval of audit and non-audit services between meetings of the Committee, the Audit Committee has detailed procedures that permit this responsibility to be delegated to the Chair of the Committee, who will present any amounts pre-approved at the next meeting of the Committee for ratification.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

The financial statements and supplementary information required to be filed under this item are presented on pages 120 through 177 of this Annual Report on Form 20-F, and are incorporated herein by reference. See the index to the financial statements under item 18 below.

ITEM 18.    FINANCIAL STATEMENTS

AUDITORS' REPORT

To the Directors of
CHC Helicopter Corporation

We have audited the consolidated balance sheets of CHC Helicopter Corporation as at April 30, 2004 and 2003 and the consolidated statements of earnings, shareholders’ equity and cash flows for the three years ended April 30, 2004, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2004 and 2003 and the results of its operations and its cash flows for the three year period ended April 30, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

St. John’s, Canada, June 4, 2004
(except for Note 33 which is as at September 10, 2004)	Chartered Accountants

CHC HELICOPTER CORPORATION
CONSOLIDATED BALANCE SHEETS
As at April 30
(in thousands of Canadian dollars)
Incorporated under the laws of Canada

		(Restated
		Note 5)
	2004	2003

Assets (Note 13)
Current assets
Cash and cash equivalents (Note 8)	$67,093	$58,104
Receivables	193,728	139,587
Future income tax assets (Note 21)	18,955	11,001
Inventory	267,568	214,656
Prepaid expenses	12,123	7,559

	559,467	430,907
Property and equipment, net (Note 9)	680,613	537,318
Investments (Note 10)	49,728	21,043
Other assets (Note 11)	177,557	138,425
Future income tax assets (Note 21)	47,358	17,877

	$1,514,723	$1,145,570

Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$193,185	$132,203
Deferred revenue	7,219	6,187
Dividends payable	5,194	—
Income taxes payable	6,328	3,532
Future income tax liabilities (Note 21)	2,212	—
Current portion of debt obligations (Note 13(f))	38,046	20,369

	252,184	162,291
Long-term debt (Note 13(a))	133,305	139,374
Senior subordinated notes (Note 13(b))	342,675	151,111
Subordinated debentures (Note 13(c))	—	10,414
Other liabilities (Note 15)	143,951	59,299
Future income tax liabilities (Note 21)	180,896	210,036
Shareholders’ equity	461,712	413,045

	$1,514,723	$1,145,570

    Commitments, guarantees and contingent liabilities (Notes 13,15, 25, 27 and 28)

On behalf of the Board:

(Signed) Craig L. Dobbin	(Signed) Jack Mintz

Director	Director

See accompanying notes

CHC HELICOPTER CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
Year ended April 30
(in thousands of Canadian dollars, except per share amounts)

		(Restated	(Restated
		Note 5)	Notes 4 and 5)
	2004	2003	2002

Revenue	$733,650	$718,313	$617,166
Operating expenses	610,329	577,028	496,993

Earnings before undernoted items	123,321	141,285	120,173
Amortization	(25,922)	(22,585)	(18,622)
Gain on disposals of assets	3,307	2,413	1,859
Financing charges (Note 13)	(29,510)	(34,878)	(47,979)
Equity in earnings of associated companies	3,925	2,340	1,111
Asset impairment charge (Notes 2(i) and 11(vii))	—	(12,811)	—
Restructuring and debt settlement costs (Note 14)	(28,897)	(12,464)	—

Earnings before income taxes	46,224	63,300	56,542
Income tax recovery (Note 21)	17,452	2,165	(9,750)

Net earnings	$63,676	$65,465	$46,792

Earnings per share (Note 22)
Basic	$3.08	$3.16	$2.84
Diluted	$2.83	$2.92	$2.59

See accompanying notes

CHC HELICOPTER CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Year ended April 30
(in thousands of Canadian dollars, except per share amounts)

			(Restated
		(Restated	Notes 4
		Note 5)	and 5)
	2004	2003	2002

Retained earnings, beginning of year as originally stated	$177,862	$115,745	$70,168
Prior period adjustment (Note 5)	(1,186)	(518)	—

Retained earnings, beginning of year as restated	176,676	115,227	70,168
Net earnings	63,676	65,465	46,792
Dividends	(10,486)	(4,016)	—

Retained earnings, end of year	229,866	176,676	116,960
Capital stock (Note 16)	238,428	236,962	236,007
Contributed surplus (Note 16)	3,291	3,291	3,291
Foreign currency translation adjustment (Note 19)	(9,873)	(3,884)	(24,006)

Total shareholders’ equity	$461,712	$413,045	$332,252

Dividends per participating voting share	$0.50	$0.20	$—

See accompanying notes

CHC HELICOPTER CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended April 30
(in thousands of Canadian dollars)

			(Restated
		(Restated	Notes 4
		Note 5)	and 5)
	2004	2003	2002

Operating activities
Net earnings	$63,676	$65,465	$46,792
Non-operating items and items not involving cash:
Amortization expense	25,922	22,585	18,622
Amortization of major components recorded as operating expense	120,785	114,347	120,332
Gain on disposals of assets	(3,307)	(2,413)	(1,859)
Equity in earnings of associated companies	(3,925)	(2,340)	(1,111)
Future income taxes (Note 18)	(27,947)	(12,125)	4,811
Non-cash financing charges	4,087	168	3,334
Asset impairment charge	—	12,811	—
Debt settlement costs	19,716	12,464	—
Defined benefit pension plans	(3,462)	(10,934)	(4,003)
Deferred revenue	1,096	(3,347)	(383)
Advance aircraft rental payments	(12,598)	(3,304)	(2,843)
Other	2,631	2,720	(93)

	186,674	196,097	183,599
Change in non-cash working capital (Note 23)	(36,165)	(19,094)	(18,300)

Cash flow from operations	150,509	177,003	165,299

Financing activities
Long-term debt proceeds	496,862	38	19,689
Long-term debt repayments	(342,001)	(123,204)	(75,236)
Debt settlement	(37,883)	(9,136)	—
Deferred financing costs	(13,200)	—	—
Dividends paid	(5,291)	(4,016)	—
Capital stock issued	3,289	596	114,504

	101,776	(135,722)	58,957

Investing activities
Additions to property and equipment	(116,881)	(44,669)	(34,068)
Helicopter major inspections	(9,237)	(13,384)	(9,913)
Helicopter components	(122,951)	(110,305)	(131,600)
Proceeds from disposal	126,898	74,865	49,758
Aircraft deposits	(23,574)	(6,730)	—
Long-term receivables (advanced) repaid	(1,147)	7,386	(2,342)
Restricted cash	(3,812)	—	—
Pre-operating expenses	(344)	(3,113)	(7,419)
Investment in subsidiaries, net of cash acquired (Note 7)	(97,540)	—	—
Other	3,545	(1,782)	783

	(245,043)	(97,732)	(134,801)

Effect of exchange rate changes on cash and cash equivalents	1,747	1,717	(167)

Change in cash and cash equivalents during the year	8,989	(54,734)	89,288
Cash and cash equivalents, beginning of year	58,104	112,838	23,550

Cash and cash equivalents, end of year	$67,093	$58,104	$112,838

See accompanying notes

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

1.	Summary of significant accounting policies

Basis of presentation

CHC Helicopter Corporation ("CHC") is a leading provider of helicopter transportation services to the global oil and gas industry. CHC currently operates in over 30 countries, with major operating units in Europe (Norway and the United Kingdom), The Netherlands, South Africa, Australia and Canada. CHC principally provides helicopter transportation services to the oil and gas industry for production and exploration activities as well as emergency medical and search and rescue services.

The consolidated financial statements include the accounts of CHC and its direct and indirect controlled subsidiaries (collectively, the "Company"). All inter-company transactions and balances, including those with a captive insurance subsidiary, have been eliminated upon consolidation. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and are in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") except as described in Note 32.

Foreign currency translation

Balance sheet and income statement transactions denominated in other than the functional currency of the operating divisions are translated into the divisions’ functional currency at the rate of exchange at the beginning of the month in which the transaction occurred except for material transactions which are translated at the spot foreign exchange rate. At each balance sheet date foreign currency denominated monetary assets and liabilities are revalued at the foreign exchange rate in effect at such date.

The Company’s foreign subsidiaries are financially and operationally self-sustaining. Accordingly, the current rate method is used for the translation of their financial statements to Canadian dollars upon consolidation. Under this method, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate in effect during the period. Exchange gains or losses arising from the current rate method of translation are deferred in a separate component of shareholders’ equity. Such gains or losses are included in the determination of net earnings when there is a reduction in the net investment in the foreign subsidiary as a result of a dilution or sale of part or all of the Company’s interest in the foreign subsidiary or as a result of capital transactions including dividend distributions and capital restructuring.

The Company has certain foreign currency denominated long-term debt that has been designated as an effective hedge of certain of its self-sustaining foreign subsidiaries. Upon translation of such debt into Canadian dollars, any gains or losses are also deferred in a separate component of shareholders’ equity to be recognized in net earnings when there is a reduction in the net investment in the subsidiaries.

Intangible assets

The Company amortizes its intangible assets over a period of 10 years. On an annual basis the Company also evaluates whether the product lines have a period of future benefit, which determines whether the intangible assets require a write down in value.

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

Property and equipment

Property and equipment includes flying assets, facilities and equipment that are amortized over their estimated useful lives under the following methods:

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

1.	Summary of significant accounting policies (cont’d)

a)	Flying assets

i.
Airframes represent approximately 30% of the value of an aircraft and are amortized on a straight-line basis to amortization expense over their estimated useful life of 15 years. At pre-determined intervals, as specified by the original manufacturer and aviation regulatory authorities, airframes require major inspections. The cost of these major inspections for both owned and leased aircraft is capitalized and amortized to amortization expense over their expected period of future benefit based on flight hours.

ii.
Components comprise approximately 70% of the value of an aircraft and consist of major components (i.e. engine, rotor heads, gearboxes and blades) and non-major components. The major components are required to be inspected and overhauled at intervals as specified by the original equipment manufacturer and aviation regulatory authorities. Costs incurred to perform these inspections and overhauls for both owned and leased aircraft are capitalized and amortized to operating expense to their residual value over their expected period of future benefit based on flight hours. Non-major repair and maintenance costs are expensed as incurred.

b)	Facilities and equipment

Facilities are comprised of hangars, heliports and other buildings housing base operations and administrative support. Equipment includes training, repair and overhaul, manufacturing and base equipment and vehicles. Such facilities and equipment are amortized on a declining balance basis at 5% and 20%, respectively. Leasehold improvements associated with leased facilities and equipment are capitalized and amortized on a straight-line basis over the respective lease term plus one renewal period.

Investments

Long-term investments through which the Company exerts significant influence over the investee are accounted for by the equity method. Under this method, the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro-rata share of post acquisition earnings of the investee. All other long-term investments are carried at cost and income on these investments is recognized only to the extent of dividends received. When there has been a decline in the value of an investment that is other than temporary, the investment is written down to estimated net realizable value.

Impairment of long-lived assets

The Company recognizes an impairment loss on long-lived assets when their carrying value exceeds the total expected undiscounted cash flows from their use or disposition. The Company’s long-lived assets are tested for impairment when an event or change in circumstances indicates that their carrying value may not be recoverable.

Pre-operating expenses

The Company defers expenses net of incremental revenues related to the operations of new businesses and customer contracts in the period prior to the new business or contract being capable of consistently providing its intended product and/or service. Deferral occurs where the expenses are related directly to placing the new business or new contract into commercial service, are incremental in nature and are considered by the Company to be recoverable from the future operations and conditions of the new business or contract. Deferral ceases at the earlier of the achievement of a specified commercial activity level, the passage of a specified period of time or at the start of the new contract. Amortization of the deferred expenses related to the operations of new businesses is based on their expected period of benefit, not exceeding five years. Amortization of deferred expenses related to new contracts is amortized over the contract term. The Company periodically evaluates the recoverability of the deferred expenses from future cash flows from operations to determine whether any writedown of such deferred expenses to net recoverable amounts is required.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

1.	Summary of significant accounting policies (cont’d)

Government assistance

Government assistance relating to the acquisition of facilities and equipment is deferred and amortized over the life of the assets to which it relates. Government assistance relating to operations is recorded as revenue in the same period as the related expense.

Revenue recognition

Revenue from helicopter operations is recognized based on the terms of customer contracts that generally provide for revenue on the basis of hours flown at contract rates or fixed monthly charges or a combination of both.

Training revenue is recognized based on the terms of customer contracts that generally provide for revenue on the basis of training hours provided.

Revenue from engine and component repair and overhaul and composites manufacturing operations is recognized on the percentage of completion basis and is measured on the basis of the sales value of the actual costs incurred and work performed. Customers are usually invoiced in advance for repair and overhaul services performed under "power-by-the-hour" ("PBH") contracts. Typically, a portion of this revenue is recognized on a monthly basis to reflect ongoing services provided, with the balance recognized when the major repair and overhaul activities are completed. Any loss on repair and overhaul and composites manufacturing contracts is recognized in earnings immediately when known.

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

Pension costs and obligations

The Company has defined contribution and defined benefit pension plans covering substantially all of its employees. In valuing accrued obligations for its defined benefit plans, the Company uses the projected benefit method prorated on service and best estimate assumptions. Pension plan assets are carried at market values. For purposes of calculating the expected return on assets, the Company uses the market value of the plan assets. The excess of unrecognized net actuarial gains and losses over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service life of the plan participants. Prior service costs, plan amendments and transition amounts are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

Stock-based compensation plans

Effective May 1, 2003, for new stock option compensation awards, the Company expenses stock option awards using the fair value method resulting in the recording of compensation expense upon issuance and graded vesting of share options. During fiscal 2003 and 2004 the Company disclosed supplemental pro-forma net earnings and earnings per share information as if the fair value method of accounting were used for share options issued during fiscal 2003 (Notes 4 and 17).

The Company uses the fair value based approach to account for specified stock-based compensation awards issued under the Company’s Stock Appreciation Rights Plan and Long-Term Incentive Plan ("SARs plans") resulting in the recording of compensation expense. Compensation expense related to SARs is recognized, based on graded vesting, as the amount by which the quoted market value of the Company’s shares exceeds the value as specified under the SARs plans. Changes in the market value of the shares between the date of grant of the SARs and the current reporting date result in an increase or decrease in compensation expense in the period (Notes 4 and 12).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

1.    Summary of significant accounting policies (cont’d)

Financial instruments

The Company periodically enters into derivative financial instruments such as foreign forward exchange contracts, currency swaps, interest rate swaps and equity forward price agreements to manage foreign exchange risks, interest rate risks and stock price volatility. To be regarded as a hedge, the financial instrument should be identified as a hedge of the item to which it relates and there should be reasonable assurance that it is and will continue to be an effective hedge. Gains and losses on financial instruments designated as hedges of self-sustaining foreign operations are recorded in the foreign currency translation adjustment in shareholders’ equity. Gains and losses on other financial instruments designated as hedges are recognized in earnings in the same period as the underlying transactions. Gains and losses on financial instruments not designated as hedges are recognized in earnings when the underlying contracts mature. Payments and receipts under interest rate swaps are recognized as adjustments to interest expense. Payments and receipts under the equity forward price agreement associated with the hedged units granted and accrued as a current liability based on graded vesting under the Company’s SARs plans are recognized as adjustments to the current liability.

Gains or losses associated with financial instruments, which have been terminated or cease to be effective prior to maturity, are deferred and recognized in earnings in the period in which the underlying hedged item is recognized. In the event a designated hedged item is sold, extinguished or matures prior to termination of the related financial instrument, any gains or losses on such instrument are recognized in earnings.

Effective May 1, 2004 the Company will adopt the new Canadian accounting guideline, AcG-13, with respect to hedging relationships as it relates to the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, and the discontinuance of hedge accounting. The Company will also adopt on that same date the Canadian Emerging Issues Committee Abstract 128 ("EIC-128"). Under EIC-128, if the instrument is not part of a qualifying hedging relationship, the Company is required to record derivative financial instruments on the balance sheet at fair value, with changes in fair value recognized in current earnings.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, with banks and investments in money market instruments with original maturities of less than 90 days that are readily convertible to known amounts of cash and that are subject to an insignificant risk of a material change in value.

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

The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations. If operations perform below anticipated recoverable levels, the portion of pre-operating expenses that cannot be recovered is expensed immediately when known. As at April 30, 2003, the Company evaluated the recoverability from the related cash flows of future operations of the carrying value of pre-operating expenses. The Company determined that all $12.8 million of such costs related to the composites manufacturing business carried on by its wholly-owned subsidiary, CHC Composites Inc. ("Composites") should be written off and recorded as an asset impairment charge (Note 11(vii)). At April 30, 2004, $3.3 million (April 30, 2003 - $3.4 million) in unamortized pre-operating expenses related to new contract awards, which are expected to be recoverable from the related future cash flows of such contract awards, are included in other assets on the balance sheet.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2.	Accounting estimates and measurement uncertainty (cont’d)

ii)	Flying asset amortization

Flying assets are comprised of airframes and components. The airframes represent approximately 30% of the value of an aircraft and are amortized on a straight-line basis over their estimated useful lives of 15 years. While the amortization period does not exceed the useful lives of the airframes it may be conservative as airframes may have actual useful lives in excess of 15 years.

The helicopter airframes and components are inspected, repaired and overhauled at pre-specified intervals. Such costs are capitalized to flying assets. Helicopter airframe major inspection costs are amortized to amortization expense while component major inspections and repair and overhaul costs are amortized to operating expense. This requires the Company to estimate the period of expected future benefit for each type of component and inspection. Such estimates are based on mandated inspection and overhaul intervals and on previous experience and could vary materially from actual experience resulting in over-or under-amortization of capitalized costs.

iii)	Carrying value of flying assets

Based on independent appraisals, the appraised value of the Company’s flying assets exceeded the carrying value by $102.3 million and $185.1 million as at April 30, 2004 and 2003, respectively (both amounts unaudited). The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize flying assets. In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.

iv)	Defined benefit employee pension plans

The Company maintains both funded and unfunded defined benefit employee pension plans in the U.K., Norway, Canada and The Netherlands for approximately one-third of its active employees and certain former employees. Several statistical and judgmental factors, which attempt to anticipate future events, are used in measuring the Company’s obligations under the plans and the related periodic pension expense. These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets and the rate of future compensation increases. In addition, the Company’s actuaries use other assumptions such as withdrawal and mortality rates. The estimates and assumptions used may differ materially from actual results due to changing market and economic conditions, changing withdrawal rates, and changing overall life spans of participants. These differences may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations. The Company reviews annually the assumptions used in measuring the pension plan obligations to determine their appropriateness based on actual experience and current and anticipated market conditions.

v)	Utilization of income tax losses

The Company has accumulated $180.9 million and $35.5 million in non-capital and capital tax losses, respectively, as at April 30, 2004. As detailed in Note 21 some of the non-capital losses expire between fiscal 2006 and 2014 and some carry forward indefinitely, while the capital losses carry forward indefinitely. The Company has determined that it is more likely than not that the benefit of all of these losses will be realized in the future and, accordingly, has recorded future tax assets of $67.6 million related to these losses. This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement routine tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period when such determination is made.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2.	Accounting estimates and measurement uncertainty (cont’d)

vi)	Aircraft operating leases

Upon entering into a new aircraft leasing arrangement, the Company evaluates whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating. Currently, all of the Company’s aircraft leases are classified and recorded as operating leases. One of the criteria in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease. In determining whether the present value at the beginning of the lease term of the minimum lease payments is less than 90% of the fair value of the leased aircraft, the Company includes in its minimum lease payments minimum rentals over the lease term (excluding any renewal options) and any guarantee by the Company of the residual value of the leased aircraft including junior loans, deferred payments, advance rentals, and asset value guarantees (Note 27).

The second criterion that is evaluated is whether there is a bargain purchase option at the end of the lease compared to the estimated fair market value of the aircraft at that time. At the time of entering into a new aircraft leasing arrangement the Company obtains an independent appraisal from a helicopter valuation company of the estimated fair value of the aircraft at the beginning and end of the lease term. These appraisals involve the use of estimates on current and future condition of, and demand for, the particular aircraft type. Different valuation companies may calculate different appraisal values for the same aircraft based on different assumptions used. The third criterion that is evaluated is whether the lease term is greater than or equal to 75% of the economic life of the leased aircraft. The use of different estimates of fair market value and the economic life of the aircraft could result in different lease classification. The appraised value of the Company’s fleet of leased aircraft as at April 30, 2004 was approximately $584.0 million and $457.0 million at April 30, 2003 (unaudited).

Certain of the Company’s operating leases have junior loans with the lessors. Under these lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the unamortized amount under the lease of the aircraft at that time, the loans may be fully recoverable, otherwise the loans would not be recoverable. As at April 30, 2004 no allowance has been recorded on these loans as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease sufficient to recover these loans.

vii)	Variable interest entities

At April 30, 2004 the Company was leasing 23 aircraft from eight variable interest entities. During the fiscal year ended April 30, 2004 Canadian and U.S. GAAP were revised and now require the Company to assess each of these entities at each reporting date to ensure that it continues to satisfy the criteria for non-consolidation (see Note 26 for transition provisions). In performing this assessment, the Company is required to make a number of estimates including the range of possible outcomes at the end of the lease. In the case of the Company’s variable interest entities, these possible outcomes relate to the estimated asset values at the end of the lease. In addition to developing a range of possible outcomes, the Company is required to assign a probability to each potential outcome. The possible outcome identified by the Company and the probabilities assigned can significantly impact whether a particular variable interest entity is required to be consolidated by the Company.

3.	Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

4.	Changes in accounting policies

Stock-based compensation plans

Effective May 1, 2002 the Company retroactively adopted, without restatement of individual prior periods, the new Canadian accounting recommendations with respect to stock-based compensation. The recommendations require the use of a fair value based approach to account for specified stock-based compensation awards which include the Company’s SARs. The impact of adopting the new recommendations in fiscal 2003 related to the Company’s SARs granted prior to May 1, 2002 was a charge against May 1, 2002 opening retained earnings of $1.7 million.

These recommendations also encouraged but did not require that compensation expense related to share options be calculated under the fair value method. Where the fair value method was not used, pro-forma disclosures of net earnings per share had the fair value method been used was required. In fiscal 2003 the Company disclosed supplemental pro-forma net earnings and earnings per share information as if the fair value method of accounting was used for share option compensation awards issued on or after May 1, 2002, and, accordingly did not recognize compensation cost for such share options. Effective May 1, 2003, the Company began expensing stock-option awards using the fair value method. This accounting change was applied prospectively in fiscal 2004 relating to stock options issued on or after May 1, 2003. There was no impact on the financial results for fiscal 2004 as a result of adopting this accounting policy change as no new stock options were granted during the year.

Translation of foreign currencies

Effective May 1, 2002 the Company retroactively adopted, with restatement of individual prior periods, the new Canadian accounting recommendations with respect to foreign currency translation which conform substantially to U.S. GAAP. These recommendations require that unrealized exchange gains and losses on the translation of long-term debt that has not been designated as a hedge of the Company’s net investment in self-sustaining foreign operations be included in earnings immediately. The impact of adopting these new recommendations in fiscal 2003 was an increase in May 1, 2002 opening retained earnings by $0.2 million and an increase in fiscal 2003 pre-tax earnings of approximately $0.8 million.

5.	Prior period adjustment

During fiscal 2004, Norwegian tax authorities assessed commodity tax on certain of the Company’s transactions including aircraft fuel recharged to customers and inter-company management fees. The assessment related to fiscal years 1997 to 2004. The commodity tax assessed for fiscal years prior to 2004 has resulted in a restatement of the Company’s comparative financial statements. The impact of the assessment on the fiscal 2003 financial statements was a reduction in opening retained earnings of $0.5 million, a decrease in net earnings of $0.7 million ($0.03 per share-basic, $0.05 per share-diluted), and an increase in current liabilities of $1.2 million.

6.	Functional currency

Effective the fourth quarter of fiscal 2004 the Company has determined that the U.S. dollar is the functional currency of its Vancouver, Canada-based international business unit based on the preponderance of transactions in that currency. This determination was based on an analysis of various cash flow indicators, sales price and sales market indicators, expense indicators, financing indicators and intercompany transaction indicators. The transition from the Canadian dollar to the U.S. dollar as the functional currency has had a negligible impact on fiscal 2004 financial results.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

7.	Acquisitions

On February 16, 2004 the Company acquired 100% of the shares of Schreiner Aviation Group ("Schreiner"). Schreiner provides aviation services primarily to the offshore oil and gas industry in Europe, Africa and Asia. The total purchase price of €87.1 million or $143.9 million (inclusive of debt of €25.2 million or $41.5 million) was financed through an amendment of the Company’s senior credit facilities. This includes acquisition costs of $1.7 million.

On March 5, 2004 the Company acquired 100% of the shares of Whirly Bird Services Limited ("WBS") in the U.K. The total purchase price of £2.1 million or $5.2 million was financed with cash. WBS is a global supplier of survival suits and related helicopter passenger survival equipment operating out of the U.K.

These acquisitions were accounted for using the purchase method, with results of operations included in the consolidated financial statements from the acquisition dates. The purchase price was allocated based on the fair value of the net identifiable assets acquired as follows:

	Schreiner Aviation	Whirly Bird
	Group	Services Limited

Cash	$9,656	$394
Other current assets	64,894	5,789
Intangible assets	4,913	—
Property and equipment	111,495	1,688
Investments	23,090	12
Future income tax assets	34,319	—
Current liabilities	(61,486)	(956)
Intangible liabilities	(22,026)	—
Long-term debt	(44,432)	(816)
Other liabilities	(17,273)	—
Non-controlling interest	(752)	—
Future income tax liabilities	—	(919)

	$102,398	$5,192

8.	Cash and cash equivalents

At April 30, 2004 cash includes funds restricted for current taxes withheld and payable and other current obligations totalling $7.8 million (April 30, 2003 - $11.4 million).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

9.	Property and equipment

The capital cost and related accumulated amortization of the Company’s flying assets, facilities and equipment are as follows:

		Accumulated	Net Book
	Cost	Amortization	Value

2004
Flying Assets	$729,746	$157,987	$571,759
Facilities	107,763	36,153	71,610
Equipment	87,849	50,605	37,244

	$925,358	$244,745	$680,613

2003
Flying Assets	$577,683	$129,076	$448,607
Facilities	72,641	13,961	58,680
Equipment	63,220	33,189	30,031

	$713,544	$176,226	$537,318

Facilities cost of $107.8 million, as at April 30, 2004, includes $3.0 million related to the capitalization of building and hangar under construction in Vancouver, Canada.

Operating expenses include the amortization of major component repair and overhaul costs of $120.8 million (2003 - $114.3 million; 2002 - $120.3 million) while related actual expenditures for such costs during the year were $123.0 million (2003 - $110.3 million; 2002 - $131.6 million). Amortization of remaining property and equipment, which has been recorded as amortization expense, totalled $25.9 million in fiscal 2004 (2003 - $22.6 million; 2002 - $18.6 million).

10.	Investments

	2004	2003

Long-term investments, at equity
Canadian Helicopters Limited (2004 - 42.75%, 2003 - 43.5%)	$9,262	$5,759
Inversiones Aereas S.L. ("Inaer") (2004 - 38%)	19,100	—
Luchthaven Den Helder C.V. (2004 - 50%)	3,834	—
Aerocontractors Company of Nigeria Ltd. ("ACN") (2004 - 40%)	1,486	—
Long-term investments, at cost
Canadian Helicopters Limited, preferred shares	15,000	15,000
Other	1,046	284

	$49,728	$21,043

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

11.	Other assets

	2004	2003

Prepaid pension costs (i)	$90,153	$83,961
Advance rentals (ii)	17,983	5,593
Aircraft operating lease junior loans (iii)	16,015	15,758
Deferred financing costs, less accumulated amortization: $3.5 million (April 30, 2003 - $9.6 million) (iv)	13,072	9,176
Loans receivable (v)	7,736	—
Intangible assets (vi)	4,678	—
Pre-operating expenses (vii)	3,254	3,412
Employee share purchase loans (viii)	—	3,437
Aircraft deposits	14,544	10,890
Norway public pension scheme prepayments	5,556	4,875
Other	4,566	1,323

	$177,557	$138,425

(i)
Prepaid pension costs represent accumulated contributions paid by the Company into its defined benefit employee pension plans in excess of the accumulated current and prior years’ benefit pension expense (Note 29).

(ii)
The advance rentals are up-front rental payments made on aircraft leased under operating leases. These rentals are being amortized over the related lease terms. Under the terms of certain of the lease agreements, if the lessor procures a buyer for the aircraft at the end of the lease term for proceeds greater than the estimated residual value of the aircraft at termination of the leases, the advance rental payments may be fully recovered by the Company.

(iii)
The aircraft junior loans are loans with lessors for the financing of 14 aircraft under operating leases as at April 30, 2004. Such loans bear interest at 5.15% to 7.9% (2003 - 5.25% to 7.9%) with principal and accrued interest due at maturity. These loans mature between 2005 and 2008. As at April 30, 2004, no allowance has been recorded on these loans as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these loans.

(iv)
Deferred financing costs (net of accumulated amortization) at April 30, 2004 include $11.2 million (April 30, 2003 - $8.3 million) in legal, bank and other fees directly related to long-term financing activities as well as $1.9 million of debt discount (April 30, 2003 - $0.9 million) related to the Company’s euro denominated senior subordinated notes. These costs are being amortized to financing charges over the term of the related debt obligations with $3.5 million amortized in fiscal 2004 (2003 - $3.2 million; 2002 - $3.8 million). In addition, during the fiscal year ended April 30, 2004 $6.2 million in deferred financing costs were written off upon the settlement of certain debt obligations (2003 - $3.1 million; 2002 - $NIL) (Note 14).

(v)
The loans receivable are loans with lessors for the financing of 15 aircraft under operating leases as at April 30, 2004. Such loans mature between 2010 and 2012 at the end of the lease terms. As at April 30, 2004 no allowance has been recorded on these loans.

(vi)
The intangible assets were acquired as part of the acquisition of Schreiner. Through the valuation of Schreiner, the trade name and certain technologies were identified as having significant fair values. These intangible assets are being amortized over a period of 10 years with consideration given to the expected period of future benefit.

(vii)
The pre-operating expense balance as of April 30, 2004 consists primarily of costs incurred in the start-up phase of new contract awards. These costs are being amortized on a straight-line basis over the terms of the related contracts from one to five years. The Company has determined that the pre-operating expenses are recoverable from future cash flows to be generated from the contracts.

During the fiscal year ended April 30, 2004, the Company expensed $1.6 million (2003 - $2.5 million; 2002 - $0.9 million) related to the amortization of pre-operating expenses. In addition, during the fiscal year ended April 30, 2003 the Company recorded a $12.8 million asset impairment charge related to pre-operating expenses in Composites (Note 2(i)).

(viii)	As at April 30, 2004 the employee share purchase loans are deducted from shareholders’ equity as such loans are not interest bearing and are thus not at market terms (Note 16).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

12.	Stock appreciation rights and long-term incentive plans ("SARs Plans")

At April 30, 2004 the Company had 147,245 (April 30, 2003 - 323,619) SARs vested and unexercised at reference prices ranging from $4.30 to $26.11 per unit. At the date of exercise, cash payments will be made to the holders based on the difference between the market value of the Company’s Class A subordinate voting shares on the Toronto Stock Exchange ("TSX") and the reference price. The Company also had an additional 283,046 units that had been granted but not vested at April 30, 2004 with reference prices ranging from $4.30 to $33.00 per unit. It is anticipated that these units will vest from fiscal 2005 to 2010. The units granted in fiscal 2004 under the stock appreciation rights plan vest equally over a three-year period with one-third each vesting on each of the three subsequent anniversary dates. All such units granted prior to fiscal 2004 and outstanding as at April 30, 2004 are vested. The units granted under the long-term incentive plan vest annually if the financial performance of certain of the Company’s operating divisions meets or exceeds pre-determined financial benchmarks.

Compensation recovery in respect of SARs for the year ended April 30, 2004 was $2.4 million (2003 - expense of $5.0 million; 2002 - expense of $3.6 million). At April 30, 2004 the Company’s current liability in respect of SARs was $5.3 million (April 30, 2003 - $6.8 million) based on graded vesting.

SARs granted by the Company must be exercised within 10 years of the date they vest. The SARs that have vested at April 30, 2004 have expiry dates in 2010-2013.

13.	Debt obligations

a)	Long-term debt

	Principal
	repayment	Maturity
Interest rates	Terms	dates	2004	2003

Senior credit facilities
Non-revolving credit facilities
U.K. LIBOR + 1.125% (2003 - 1.125%)	Quarterly and at maturity	July 2005	$ 20,122	$125,785
Euro LIBOR +1.125% (2003 - N/A)	Quarterly and at maturity	July 2005	112,626	—
Revolving credit facility
CAD B.A. +1.125% (2003 - N/A)	At maturity	July 2005	6,925	—

Other term loans
12% unsecured, subordinated, convertible note due to an affiliate of the controlling shareholder (Note 30)	At maturity	January 2008	4,426	4,323
5.75%	At maturity	January 2008	1,056	836
7.00%	Semi-annually		—	27,163
U.K. Base rate + 2%	Monthly	October 2010	1,032	—
Non-interest bearing	Monthly	December 2010	950	893
Non-interest bearing	At maturity	December 2010	1,928	—
Non-interest bearing	Semi-annually	April 2009	399	—

Total long-term debt			149,464	159,000
Less: current portion			(16,159)	(19,626)

			$133,305	$139,374

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

13.	Debt obligations (cont’d)

The applicable variable interest rates were: U.K. LIBOR - 4.25% (April 2003 - 3.62%; April 2002 - 4.07%), Euro LIBOR - 2.06%, CAD B.A. - 2.07% and U.K. base rate 6.0%.

The terms of certain of the Company’s debt agreements and helicopter lease agreements impose operating and financial limitations on the Company. Such agreements limit, among other things, the Company’s ability to incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments. The Company, at all times, was in compliance with all covenants and other conditions imposed by its debt and helicopter lease agreements.

In February 2004 the Company acquired Schreiner through an amendment of the Company’s senior credit facilities resulting in the issuance of €93.6 million or $154.7 million of non-revolving debt under such senior credit facilities.

In April 2004, with partial proceeds from the Company’s U.S. $250.0 million ($342.7 million) 7 3/8% senior subordinated notes due 2014, the Company repaid £32.7 million ($78.7 million) and €25.0 million ($40.3 million) of its senior credit facilities as well as NOK 123.5 million ($24.3 million) of its 7.00% term loan.

During fiscal 2003 the Company’s 5.75% demand, convertible, promissory note with a Canadian chartered bank was fully converted into 105,000 Class A subordinate voting shares (Note 16).

Collateral

As collateral for the senior credit facilities, the Company has provided a $750.0 million debenture, providing a fixed charge over all material freehold and leasehold real property and all aircraft, a floating charge over all other property and a general assignment of book debts. As collateral for the U.K. term loan, the Company has provided specific charges on owned and leasehold property with a net book value of $1.4 million as at April 30, 2004.

b)    Senior subordinated notes

The U.S. $250.0 million ($342.7 million) senior subordinated notes bear interest at 7 3/8% per annum ("the 7 3/8% notes"), payable semi-annually on May 1 and November 1, and are due May 1, 2014.

The 7 3/8% notes are unsecured senior subordinated obligations and are subordinated to all of the Company’s existing and future senior indebtedness, including borrowings under the Company’s senior credit facility. The notes will rank equally with the Company’s existing and future senior subordinated indebtedness and rank senior to all of the Company’s existing and future subordinated indebtedness. Each of the Company’s subsidiaries which guarantees borrowings under the Company’s senior credit facility jointly and severally guarantee the 7 3/8% notes on an unsecured senior subordinated basis. The Company’s subsidiaries incorporated in Norway and Denmark do not guarantee the notes or the senior credit facilities. Each subsidiary guarantee is an unsecured senior subordinated obligation of, and will rank equally with all of the existing and future senior subordinated obligations of such guarantor. The 7 3/8% notes and the subsidiary guarantees are subordinated to all existing and future secured indebtedness of the Company and the subsidiary guarantors to the extent of the value of the assets securing such indebtedness.

The Company may redeem all or a part of the 7 3/8% notes on or prior to May 1, 2009, by paying 100% of the principal amount of the notes plus a make-whole premium. Thereafter, the Company may redeem in whole or in part the 7 3/8% notes at any time at a redemption price ranging from 103.688% to 100% of the principal amount of the senior subordinated notes being redeemed. In addition, at any time before May 1, 2007, the Company may redeem up to 35% of the aggregate principal amount of the 7 3/8% notes with the net proceeds of equity offerings at 107.375% of the principal amount of the notes, plus accrued interest, if at least 65% of the originally issued aggregate principal amount of the notes remains outstanding. The Company may also redeem all of the notes at 100% of their principal amount plus accrued interest if at any time the Company becomes obligated to pay withholding taxes as a result of a change in law. Upon the occurrence of certain change of control events, the Company will be required to make an offer to repurchase all of the notes.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

13.	Debt obligations (cont’d)

The Company’s €6.9 million or $11.5 million (2003 - €94.3 million or $151.1 million) senior subordinated notes bear interest at 11¾% per annum ("the 11¾% notes"). In April 2004 with partial proceeds from the Company’s 73/8% note issue, €87.3 million ($140.6 million) representing 60% of the original principal amount of its 11¾% notes was redeemed. In May 2002, with partial proceeds from it’s equity offering in April 2002, the Company repaid €50.8 million ($71.9 million) representing 35% of the original principal amount of such 11¾% notes. Subsequent to year end the Company redeemed the balance of these 11¾% notes (Note 31).

c)    Subordinated debentures

The Company’s $10.4 million (April 30, 2003 - $11.2 million) subordinated debentures, bearing interest at 8% per annum, were paid in full subsequent to year end and therefore are classified in current portion of debt obligations at April 30, 2004 (Note 31).

d)    Foreign currency

Total debt obligations denominated in foreign currencies and the Canadian dollar equivalent are as follows:

	2004		2003

	Debt in original	Canadian	Debt in original	Canadian
	currency	equivalent	currency	equivalent

Euro	€ 75,825	$124,497	€ 94,250	$151,111
Pound sterling	£ 9,927	24,137	£ 55,197	126,621
U.S. dollar	USD 250,000	342,675	USD —	—
Norwegian kroner	NOK —	—	NOK 132,500	27,163

		$491,309		$304,895

e)    Financing charges

			(Restated
			Note 4)
	2004	2003	2002

Interest on debt obligations	$31,192	$31,129	$42,300
Amortization of deferred financing costs	3,538	3,222	3,889
Foreign exchange loss from operating activities and working capital revaluation	5,522	3,337	(1,063)
Foreign exchange gain on debt repayment	(1,799)	(1,294)	2,191
Foreign exchange gain on revaluation of long-term debt	(5)	(770)	(27)
Foreign exchange gain on settlement of foreign currency agreement	(9,781)	—	—
Other	843	(746)	689

	$29,510	$34,878	$47,979

During fiscal 2002, approximately $1.0 million of interest was capitalized related to funds used to construct certain facilities. Such interest was capitalized during the period preceding the date the assets were capable of operation at pre-determined capacity levels. No interest was capitalized during fiscal 2004 or 2003.

f)    Current portion of debt obligations

	2004	2003

The current portion of debt obligations is as follows:
Long-term debt	$16,159	$19,626
Senior subordinated notes	11,472	—
Subordinated debentures	10,415	743

	$38,046	$20,369

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

13.	Debt obligations (cont’d)

g)	Repayment requirements

Principal repayment requirements related to the total debt obligations over the next five years are as follows:

2005	$38,046
2006	124,711
2007	521
2008	5,712
2009	126

14.	Restructuring and debt settlement costs

During the year ended April 30, 2004 the Company incurred restructuring costs of $9.2 million (after tax, $6.4 million) in connection with the consolidation of its European operations and other related activities. Restructuring costs were comprised of termination benefits, professional fees, travel costs and other incremental costs directly associated with the restructuring activities. Of this $9.2 million restructuring costs, $6.7 million was termination benefits paid to terminated employees. As at April 30, 2004 the consolidation of European operations was complete with no material additional costs to be incurred. The following table provides a reconciliation of the Company’s restructuring cost accrual for the year ended April 30, 2004:

Restructuring accrual, May 1, 2003	$—
Restructuring cost expensed during the year	9,181
Restructuring cost paid during the year	(7,348)

Restructuring accrual, April 30, 2004	$1,833

During the year ended April 30, 2004 the Company incurred $19.7 million (after tax, $12.6 million) of debt settlement costs in connection with the retirement, in April 2004, of €87.3 million ($140.6 million) (60% of the original principal amount) of its 11¾% notes (Note 13(b)) and $143.3 million in senior credit facilities and term loans (Note 13(a)).

During the year ended April 30, 2003 the Company incurred $12.5 million (after tax, $7.9 million) of debt settlement costs in connection with the retirement, in May 2002, of €50.8 million ($71.6 million) (35% of the original principal amount) of its 11¾% notes (Note 13(b)). Debt settlement costs in fiscal 2004 and 2003 were comprised of premiums, professional fees, foreign exchange, cost of unwinding an interest rate swap, write-off of deferred financing costs and other incremental costs directly associated with the debt settlement activities.

15.	Other liabilities

	2004	2003

Deferred revenue (i)	$12,364	$9,360
Deferred government assistance (ii)	4,382	4,783
Accrued pension obligation (iii)	38,315	16,150
Deferred gains on sale-leasebacks of aircraft (iv)	57,887	22,380
Insurance claims accrual (v)	9,337	6,626
Intangible liabilities (vi)	20,926	—
Non-controlling interest (vii)	740	—

	$143,951	$59,299

(i)
Deferred revenue at April 30, 2004 includes $12.4 million (April 30, 2003 - $8.7 million) of billings to customers for repair and overhaul services to be performed in future periods under power-by-the-hour contracts. A significant number of the Company’s repair and overhaul contracts require customers to pay for services on an hourly flying basis. A portion of this power-by-the-hour revenue is recognized on a monthly basis to reflect ongoing services being provided, with the balance deferred in other liabilities to be recognized in earnings when the services are performed.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

15.	Other liabilities (cont’d)

(ii)
The Government of Newfoundland and Labrador has provided Composites with financial assistance to partially offset construction costs of plant and equipment and operating costs. The assistance for construction costs is not repayable but is subject to specified conditions that, if not met, could result in the conversion of the assistance to fully paid common shares of Composites. This assistance is being amortized over the life of the related assets on the same basis as such assets are themselves amortized. The assistance for operating costs is subject to specified conditions that, if not met, could result in repayment of the assistance. During fiscal 2004, the Company recognized $NIL (2003 - $1.0 million; 2002 - $NIL) in earnings in government operating cost assistance to partially offset operating costs at Composites. At April 30, 2004 government assistance of $4.2 million (April 2003 - $4.8 million) relating to plant and equipment has been deferred in other liabilities.

The Government of The Netherlands has provided Schreiner with financial assistance for the development of avionics for a new helicopter program. The assistance is not repayable and will be offset against operating costs on completion of the development phase of this program. At April 30, 2004 government assistance of $0.2 million (April 2003 - $NIL) relating to development costs has been deferred in other liabilities.

(iii)
The Company has entered into unfunded supplementary retirement pension plan agreements in Canada with certain of its executives. The accrued benefit obligation included in other liabilities related to this plan at April 30, 2004 was $16.1 million (April 30, 2003 - $12.1 million). The Company also has an unfunded early retirement pension plan in Norway. The accrued pension obligation related to this unfunded plan and related amounts included in other liabilities at April 30, 2004 was $4.8 million (April 30, 2003 - $4.1 million). Included in the accrued pension obligation at April 30, 2004 was $17.4 million related to funded defined benefit pension plans in The Netherlands that had a funding deficit upon acquisition on February 16, 2004 (Note 29).

(iv)
The deferred gains arising from certain aircraft sale-leaseback and lease-out lease-in transactions are being amortized over the lease terms. The Company has disposed of aircraft at amounts greater than book value resulting in deferred gains of $41.0 million for the year. Deferred gain amortization of $5.0 million (2003 - $1.8 million; 2002 - $0.5 million) was recorded as a reduction of operating lease expense during the year. Also during the year one aircraft, which was previously part of a sale-leaseback transaction, was purchased from the lessor resulting in a $1.6 million reduction in deferred gains offsetting the cost of the aircraft. On certain leases a portion of the proceeds are deferred as part of the sale-leaseback transaction agreement and have been netted against the deferred gains for the purpose of calculating the amount of the gain to be amortized. Under these lease agreements, if the aircraft are sold by the lessors at the termination of the leases for proceeds greater than the unamortized amount under the lease for such aircraft, the deferred payments may be fully payable to the Company and recorded as a gain at that time.

(v)
The insurance claims accrual relates solely to the Company’s reinsurance subsidiary, CHC Reinsurance S.A. The amount represents reinsurance premiums received but unearned, accruals for losses that have been reported but not yet paid, accruals for losses that have been incurred but not yet reported and a general reserve to cover catastrophic loss to the reinsurance subsidiary. The reinsurance subsidiary reinsures death and disability benefits and loss of license insurance for the Company’s Norwegian helicopter and repair and overhaul operations and for certain other external parties.

(vi)
As part of the acquisition of Schreiner, the Company valued the long-term contracts of Schreiner and recorded an intangible liability for those contracts for which the return is below market. The intangible liability is being amortized over the term of the contract, for a maximum of five years, on a declining balance basis. During the year amortization of this intangible liability of $1.0 million was recorded as a reduction of operating expenses.

(vii)	As at April 30, 2004 there was a non-controlling shareholder who owned 20% of Schreiner Components B.V.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

16.	Capital stock and contributed surplus

Capital stock

Authorized:
Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A Subordinate Voting Shares, no par value
Class B Multiple Voting Shares, no par value
Ordinary Shares, no par value

Issued:	Number of Shares			Consideration
	2004	2003	2002	2004	2003	2002

Class A Subordinate Voting Shares	18,378	17,918	17,689	$221,532	$218,147	$216,978
Class B Multiple Voting Shares	2,940	2,955	2,978	18,719	18,815	19,029
Ordinary Shares	11,000	11,000	11,000	33,000	33,000	33,000
Share loan	—	—	—	(33,000)	(33,000)	(33,000)
Class A subordinate voting employee share purchase loan (Note 11(viii))	—	—	—	(1,823)	—	—

				$238,428	$236,962	$236,007

Contributed surplus				$3,291	$3,291	$3,291

Class A Subordinate Voting Shares that would be issued upon conversion of the following:	2004	2003	2002

Class B Multiple Voting Shares	2,940	2,955	2,978
Stock options	1,425	1,996	1,427
Convertible debt	690	690	795

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

16.	Capital stock and contributed surplus (cont’d)

Capital stock transactions

		Class B
	Class A	Multiple
	Subordinate	Voting	Ordinary
Number of shares	Voting Shares	Shares	Shares

Balance, April 30, 2001	13,400	2,975	11,000
Shares issued for cash	4,200
Shares issued to employees for cash
Share option plan	66	13
Share purchase plan	13
Share conversions	10	(10)

Balance, April 30, 2002	17,689	2,978	11,000
Shares issued to employees for cash
Share option plan	91
Share purchase plan	10
Share conversions	23	(23)
Conversion of 5.75% convertible promissory note	105

Balance, April 30, 2003	17,918	2,955	11,000
Share issued to employees for cash
Share option plan	437
Share purchase plan	8
Share conversions	15	(15)

Balance, April 30, 2004	18,378	2,940	11,000

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

16.	Capital stock and contributed surplus (cont’d)

	Class A	Class B
	Subordinate	Multiple	Contributed
Stated value	Voting Shares	Voting Shares	surplus

Balance, April 30, 2001	$100,464	$19,029	$3,291
Shares issued for cash, net of shares issue costs	115,899
Shares issued to employees for cash
Share option plan	400
Share purchase plan	215

Balance, April 30, 2002	$216,978	$19,029	$3,291
Equity offering costs	(130)
Shares issued to employees for cash
Share option plan	449
Share purchase plan	246
Share conversions	214	(214)
Conversion of 5.75% convertible promissory note	390

Balance, April 30, 2003	218,147	18,815	3,291
Shares issued to employees for cash
Share option plan	3,083
Share purchase plan	206
Share conversions	96	(96)

Balance, April 30, 2004	$221,532	$18,719	$3,291

During the year ended April 30, 2004 the Company adopted without restatement of comparative figures the Canadian Emerging Issues Committee Abstract 132, Share Purchase Financing ("EIC-132"). Under EIC-132, share purchase loans receivable are to be deducted from shareholders’ equity if such loans are not in accordance with current arm’s length market terms and conditions including interest rate, terms of interest payments and principal repayments and adequacy of security. The Company’s Class A subordinate voting employee share purchase loans are non-interest bearing, full recourse loans and have as collateral a pledge of the related shares purchased with a fair market value of $14.9 million as at April 30, 2004. As a result, the employee share purchase loans, of $1.8 million on April 30, 2004, are deducted from shareholders’ equity. Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary. Upon termination of employment, the loans are required to be repaid within 60 days (Note 11(viii)).

During the fiscal year ended April 30, 2003 a normal course issuer bid was filed by the Company allowing it to purchase up to a maximum of 1,299,458 of its Class A subordinate voting shares (representing 10% of the public float of such shares as of February 28, 2003). Any purchases under the normal course issuer bid are made in the open market through the facilities of the TSX and all shares repurchased by the Company are cancelled. Under the normal course issuer bid the Company did not purchase any Class A subordinate voting shares and such issuer bid expired on March 11, 2004.

In January 2003, the Company’s 5.75% demand, convertible, promissory note with a Canadian chartered bank in the principal amount of U.S. $250,000 ($389,875) was fully converted into 105,000 Class A subordinate voting shares (Note 13(a)).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

16.	Capital stock and contributed surplus (cont’d)

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

The Company has issued 11,000,000 ordinary shares to a company owned by its majority shareholder for subscriptions of $33.0 million. Concurrently, to fund the subscriptions for the ordinary shares, the Company made a non-interest bearing loan to the purchaser, payable on demand and the Company has a lien on the ordinary shares issued. The ordinary shares entitle the holder thereof to (i) one vote for every 10 ordinary shares held; (ii) dividends equivalent on a per share basis to any dividend paid on the Company’s Class A subordinate voting shares and Class B multiple voting shares, subject to prior minority shareholder approval; and (iii) receive a share of the residual of the Company, on a liquidation or winding-up, equal, on a share for share basis, to the amount received by a holder of a Class A subordinate voting share or a Class B multiple voting share. The ordinary shares are redeemable at the option of the Company at the subscription price thereof in certain circumstances (Note 22).

Declaration of dividends is restricted by covenants contained in certain of the Company’s debt agreements. The payment of dividends during fiscal 2004 at $0.50 (2003 - $0.20; 2002 - $NIL) per participating voting share totaling $10.5 million (2003 - $4.0 million; 2002 - $NIL) was in compliance with these covenants.

17.	Share option plan

Effective May 1, 2003, the Company began expensing stock-option awards using the fair value method. This accounting change was applied prospectively in fiscal 2004 relating to stock options issued on or after May 1, 2003. There was no impact on the financial results for fiscal 2004 as a result of adopting this accounting policy change as no new stock options were granted during the year.

The table below presents pro-forma net earnings, basic earnings per share and diluted earnings per share had the fair value method been used to account for share options. These pro-forma disclosures pertain to stock options granted in fiscal 2003 upon adoption of the new stock-based compensation standards May 1, 2002.

	2004	2003

Net earnings
As reported	$63,676	$65,465
Stock-based employee compensation expense determined under fair value based method	(477)	(5,188)

Pro-forma	$63,199	$60,277

Basic earnings per share
As reported	$3.08	$3.16
Pro-forma	3.06	2.91

Diluted earnings per share
As reported	$2.83	$2.92
Pro-forma	2.81	2.69

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

17.	Share option plan (cont’d)

The Black-Scholes option pricing model was used to fair value the options using the following estimates and assumptions:

Expected life	5 years
Expected dividend yield	0.6%
Risk-free interest rate	5.0%
Stock volatility	40.0%

During the fiscal year ended April 30, 2003 the Company increased its reserve of Class A subordinate voting shares for an employee share option plan under which share options may be granted to certain officers and employees, from 2,247,165 to 3,500,000 shares. The options may be exercised within a period of 10 years from the date of grant at exercise prices representing the share market price at the date of grant. The options granted prior to May 1, 2002 vested at the grant date. During fiscal 2003, 549,939 and 120,000 options were granted at an average exercise price of $30.70 and $26.11, respectively, with 274,773 of such options vesting at the date of grant and 197,583 options to vest at each of the two subsequent anniversary dates. The weighted average grant date fair value of these options, using the Black Scholes option pricing model, was $11.14. On September 25, 2002, 549,939 share options of the May 1, 2002 grant were re-priced at $30.70 per option, which was the share market price of the related shares on that date. The fair value of these 549,939 share options on the re-pricing date was $11.89 per share option. The fair value of the other 120,000 share options on September 25, 2002 was $13.57 per share option. There were no share options granted during fiscal 2004.

As at April 30, 2004 total outstanding options were 1,425,272 (April 30, 2003 - 1,995,706; April 30, 2002 - 1,426,427) with 1,266,850 being exercisable (April 30, 2003 - 1,607,206; April 30, 2002 - 1,426,427). The weighted average exercise price of the total outstanding options at April 30, 2004 was $14.40 compared to $13.86 and $5.86 at April 30, 2003 and 2002, respectively.

A summary of recent share option activities is as follows:

	2004

	Number of options - Exercise price range $1.10 $1.38	Weighted average exercise price	Number of options-Exercise price range $3.10 - $4.30	Weighted average exercise price	Number of options - Exercise price range $7.35- $9.00	Weighted average exercise price	Number of options - Exercise price range $26.11- $30.70	Weighted average exercise price	Total number of options	Total weighted average exercise price

Class A subordinate voting share options
Beginning of year	—	$—	846	$4.15	490	$8.97	660	$29.93	1,996	$13.86
Forfeited	—	—	—	—	—	—	(39)	29.92	(39)	29.92
Expired	—	—	—	—	—	—	(95)	30.54	(95)	30.54
Exercised	—	—	(361)	3.97	(20)	9.00	(56)	26.11	(437)	7.06

End of year	—	$—	485	$4.28	470	$8.96	470	$30.27	1,425	$14.40

Weighted average contractual life of options outstanding	—		4.5 years		3.4 years		8.0 years		5.3 years

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

17.	Share option plan (cont’d)

	2003

	Number of options - Exercise price range $1.10 $1.38	Weighted average exercise price	Number of options-Exercise price range $3.10 - $4.30	Weighted average exercise price	Number of options - Exercise price range $7.35- $9.00	Weighted average exercise price	Number of options - Exercise price range $26.11- $30.70	Weighted average exercise price	Total number of options	Total weighted average exercise price

Class A subordinate voting share options
Beginning of year	11	$1.12	906	$4.16	510	$8.97	—	$—	1,427	$5.86
Granted	—	—	—	—	—	—	670	29.88	670	29.88
Expired	—	—	—	—	—	—	(10)	26.11	(10)	26.11
Exercised	(11)	1.12	(60)	4.28	(20)	9.00	—	—	(91)	4.95

End of year	—	$—	846	$4.15	490	$8.97	660	$29.93	1,996	$13.86

Weighted average contractual life of options outstanding	—		5.7 years		4.4 years		9.0 years		6.5 years

	2002

	Number of options - Exercise price range $1.10 $1.38	Weighted average exercise price	Number of options-Exercise price range $3.10 - $4.30	Weighted average exercise price	Number of options - Exercise price range $6.25- $9.00	Weighted average exercise price	Total number of options	Total weighted average exercise price

Class A subordinate voting share options
Beginning of year	22	$1.12	926	$4.16	545	$8.94	1,493	$5.86
Exercised	(11)	1.13	(20)	4.28	(35)	8.61	(66)	5.20

End of year	11	$1.12	906	$4.16	510	$8.97	1,427	$5.86

Weighted average contractual life of options outstanding	4.4 years		6.7 years		5.3 years		6.2 years

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

18.	Supplemental cash flow information

	2004	2003	2002

Cash interest paid	$35,875	$37,525	$44,645
Cash taxes paid	$8,486	$10,215	5,089

The adjustment to net earnings related to income taxes to arrive at cash flow on the statements of cash flows is calculated as the income tax recovery adjusted for cash taxes paid. Accordingly, it includes the impact of changes in current as well as long-term income tax assets and liabilities.

19.	Foreign currency

	2004	2003	2002

Foreign currency translation adjustment
Balance, beginning of year	$(3,884)	$(24,006)	$(37,525)
Translation adjustment during year	(5,989)	20,122	13,519

Balance, end of year
	$(9,873)	$(3,884)	$(24,006)

The foreign currency translation adjustment represents the unrealized gain or loss on the Company’s net investment in self-sustaining foreign operations net of the hedging effect. The change in the foreign currency translation adjustment during the year results primarily from fluctuations in the Canadian dollar against other foreign currencies and changes in the size of the Company’s net investment in foreign operations.

As at April 30, 2004 the Company had designated its new U.S. $250.0 million ($342.7 million) 7?% senior subordinated note issue as a hedge of the Company’s various net investments as follows: (i) U.S. $100.0 million designated as a hedge of the net investment in the Company’s self-sustaining operations in Canada whose functional currency is the U.S. dollar; (ii) U.S. $93.5 million converted to pound sterling via a currency swap designated as a hedge of the net investment in the Company’s self-sustaining operations in the U.K.; (iii) U.S. $29.7 million converted to euro via a currency swap designated as a hedge of the net investment in the Company’s self-sustaining operations in The Netherlands; and (iv) U.S. $26.8 million converted to Norwegian kroner via a currency swap designated as a hedge of the net investment in the Company’s self-sustaining operations in Norway. The Company also had designated its pound sterling and remaining outstanding euro denominated debt as hedges of its net investments in its self-sustaining operations in the UK and The Netherlands, respectively. During fiscal 2004, the Company de-designated its euro denominated debt as a hedge of its net investment in self-sustaining Norwegian operations as it was no longer an effective hedge. Included in the foreign currency translation adjustment in shareholders’ equity at April 30, 2004 was a net foreign exchange loss of $44.2 million, net of taxes of $8.3 million (2003 - $21.1 million, net of taxes of $5.6 million; 2002 - $7.5 million, net of taxes of $NIL) related to the revaluation and repayment of the debt during the period of hedge effectiveness.

The Company reviews the effectiveness of these hedges at each interim period and at year end to ensure that the hedges continue to be effective by monitoring, via the dollar offset method, the relative changes in the currencies in which the debt and net investment are denominated against the Canadian dollar.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

19.	Foreign currency (cont’d)

Year end exchange rates

Balance sheet accounts denominated in foreign currencies and translated at year end exchange rates have been translated to Canadian dollars at the following rates:

	2004	2003	2002

U.S. dollar	$1.37	$1.43	$1.57
UK pound sterling	2.43	2.29	2.28
Norwegian kroner	0.20	0.21	0.19
South African rand	0.20	0.20	0.15
Australian dollar	0.99	0.90	0.84
Euro	1.64	1.60	1.41

Income statement accounts denominated in foreign currencies have been translated at the following year-to-date annual average exchange rates:

	2004	2003	2002

U.K. pound sterling	$2.30	$2.40	$2.25
Norwegian kroner	0.19	0.21	0.18
South African rand	0.19	0.16	0.16
Australian dollar	0.95	0.87	0.81
Euro	1.59	—	—
U.S. dollar	1.34	—	—

20.	Financial instruments

The carrying values of the primary financial instruments of the Company, with the exception of the Company’s senior subordinated notes and subordinated debentures, substantially approximate fair value due to the short-term maturity and/or other terms of those instruments.

The fair value of the senior subordinated notes and subordinated debentures is based on quoted market prices. The fair value of these debt instruments, including the current portion, is as follows:

	April 30, 2004		April 30, 2003

	Fair	Carrying	Fair	Carrying
	value	value	value	value

73/8% Senior subordinated notes	$344,817	$342,675	$—	$—
11¾% Senior subordinated notes	12,504	11,472	167,733	151,111
Subordinated debentures	10,540	10,415	11,380	11,157

The nature, terms, maturity, notional amount and fair market value of the Company’s derivatives used in risk management activities as at April 30, 2004 are as follows:

					Fair market
			April 30, 2004	Contract	value
Hedging item	Maturity	Notional amount	spot rate	rate	(in millions)

Currency swap to convert U.S. $93.5 million to pound sterling	April 2006	£55.0 million	0.5637	0.5885	$0.2
Currency swap to convert U.S. $29.7 million to euro	April 2006	€25.0 million	0.8348	0.8422	(0.4)
Currency swap to convert U.S. $26.8 million to Norwegian kroner	April 2006	NOK 186.3 million	6.8638	6.9380	(0.1)
Equity forward price agreement	July 2004	585,000 units	$38.50 per unit	$36.01 per unit	1.5

TOTAL					$1.2

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

20.	Financial instruments (cont’d)

The Company periodically enters into interest rate swaps, forward foreign exchange contracts, currency swaps, equity forward pricing agreements and other derivative instruments to hedge the Company’s exposure to interest rate risk, expected future cash flows from operations and anticipated transactions in currencies other than the Canadian dollar and stock price volatility. The Company does not enter into derivative transactions for speculative or trading purposes.

The Company has entered into currency swap contracts to convert a portion of its U.S. $250.0 million 7?% senior subordinated note issue to pound sterling, euro and Norwegian kroner. These swaps have been identified and designated as effective hedges of the Company’s net investment in its self-sustaining operations in the U.K., The Netherlands and Norway, respectively, whose functional currency is the pound sterling, euro and Norwegian kroner, respectively.

The Company also has entered into a hedging agreement with a major Canadian financial institution to hedge the Company’s SARs using an equity forward price agreement to reduce volatility in cash flow and earnings due to possible future increases in the Company’s share price. The Company accrues the liability and related expense associated with SARs based on the difference between the reference price and the hedged price. At April 30, 2004 the amount recorded in current liabilities related to SARs was $5.3 million.

21.	Future income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The tax effects of temporary differences that give rise to significant portions of future income tax assets and future income tax liabilities are presented below:

Future income tax (liabilities) assets	2004	2003

Property and equipment	$(166,231)	$(158,940)
Long-term investments	(14,498)	(19,572)
Pension and other employee benefits	(13,055)	(17,176)
Deferred capital gains	(21,878)	(27,843)
Losses carried forward	67,616	22,720
Deferred costs	10,659	6,015
Long-term debt	1,289	6,256
Current accounts payable	10,358	4,017
Other	8,945	3,365

Net future income tax liabilities	$(116,795)	$(181,158)

Distributed as follows:

Current future income tax assets	$18,955	$11,001
Current future income tax liabilities	(2,212)	—
Long-term future income tax assets	47,358	17,877
Long-term future income tax liabilities	(180,896)	(210,036)

	$(116,795)	$(181,158)

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

21.	Future income taxes (cont’d)

The Company’s income tax recovery (provision) is comprised as follows:

		(Restated	(Restated
		Note 5)	Notes 4 and 5)
	2004	2003	2002

Current income tax provision
Canada	$(2,518)	$(4,504)	$(2,679)
Foreign	(7,858)	(5,258)	(9,178)

	(10,376)	(9,762)	(11,857)

Future income tax recovery
Canada
Recovery related to origination and reversal of temporary differences	13,137	15,223	9,935
Foreign
Provision related to origination and reversal of temporary differences	14,691	(3,296)	(7,828)

	27,828	11,927	2,107

Income tax recovery, (provision)	$17,452	$2,165	$(9,750)

As the Company operates in several tax jurisdictions, its income is subject to various rates of taxation. The income tax recovery (provision) differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings before taxes as follows:

		(Restated	(Restated
		Note 5)	Notes 4 & 5)
	2004	2003	2002

Earnings before income taxes	$46,224	$63,300	$56,542
Combined Canadian federal and provincial statutory income tax rate	37%	39%	41%

Income tax provision calculated at statutory rate	(17,103)	(24,687)	(23,182)
(Increase) decrease in income tax provision resulting from:
Reversal of tax liability	21,000	—	—
Rate differences in various jurisdictions	15,005	15,299	15,970
Effect of change in tax law	—	13,976	—
Non-deductible items	(2,392)	(1,759)	(2,045)
Large corporations tax	(230)	(406)	(435)
Other foreign taxes paid	(1,567)	(2,138)	(1,500)
Non-taxable portion of capital gains	2,544	56	1,412
Non-taxable equity income	2	456	456
Other	193	1,368	(426)

Income tax recovery (provision)	$17,452	$2,165	$(9,750)

During fiscal 2004, the Company recorded a $21.0 million future income tax recovery, a significant portion of which is attributable to the reversal of a previously recorded tax liability as a result of the disposition of certain of the Company’s European fleet. The remainder of the recovery relates to the reversal of a previously recorded tax liability which is no longer considered necessary as a result of the completion of tax authority audits in various jurisdictions.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

21.	Future income taxes (cont’d)

During the fiscal year ended April 30, 2003 the Company recorded a $14.0 million future foreign income tax recovery related to its Australian operations due to a change in tax law. Australian tax legislation now provides wholly-owned corporate groups with the option of filing consolidated tax returns. The Company’s Australian operations elected to do so. The $14.0 million benefit was the result of tax-effecting the increase in the tax bases of the assets of each of the subsidiaries in the consolidated Australian group.

Tax losses

The Company has accumulated approximately $180.9 million in non-capital tax losses of which $104.0 million is available to reduce future Canadian income taxes otherwise payable, $75.5 million is available to reduce future Dutch income taxes otherwise payable and the remainder is available to reduce future income taxes otherwise payable in other foreign jurisdictions. If unused, these losses will expire as follows:

2006	$2,456
2007	17,434
2008	7,588
2009	14,267
2010	17,410
2014	44,818
Indefinitely	76,962

$180,935

The Company has also accumulated approximately $35.5 million in capital tax losses of which $33.5 million is available to reduce future capital gains realized in Canada and the remainder is available to reduce future capital gains realized in foreign jurisdictions.

The benefit anticipated from the utilization of these losses has been recorded as a future income tax asset.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

22.	Per share information

Net earnings per share have been calculated based on the sum of the weighted average number of Class A subordinate voting shares and Class B multiple voting shares outstanding of 21,060,953 for the fiscal year ended April 30, 2004 (2003 - 20,728,016; 2002 - 16,464,261).

2004

		Weighted
		average
	Net	number of	Earnings
	earnings	shares	per share

	$63,676	21,061
Shares as security for Class A subordinate voting employee share purchase loans (Note 16)	—	(388)

Basic	63,676	20,673	$3.08
Effect of potential dilutive securities:
Share options	—	921
Convertible debt	493	690
Shares as security for Class A subordinate voting employee share purchase loans (Note 16)	—	388

	64,169	22,672
Add back share options’ anti-dilutive impact	—	12

Diluted	$64,169	22,684	$2.83

(Restated Note 5)
2003

		Weighted
		average
	Net	number of	Earnings
	earnings	shares	per share

Basic	$65,465	20,728	$3.16
Effect of potential dilutive securities:
Share options	—	1,103
Convertible debt	478	762

	65,943	22,593
Add back share options’ anti-dilutive impact	—	28

Diluted	$65,943	22,621	$2.92

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

22.	Per share information (cont’d)

(Restated Notes 4 and 5)
2002

		Weighted
		average
	Net	number of	Earnings
	earnings	shares	per share

Basic	$46,792	16,464	$2.84
Effect of potential dilutive securities:
Share options	—	1,020
Convertible debt	516	795

Diluted	$47,308	18,279	$2.59

Per share amounts are calculated using the treasury stock method. Under this method, the proceeds from the exercise of options are assumed to be used to repurchase the Company’s shares on the open market. The difference between the number of shares assumed purchased and the number of options assumed exercised is added to the actual number of shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share. Therefore, the number of shares in the diluted earnings per share calculation will increase as the average share price increases. There were 11 million ordinary shares outstanding at April 30, 2004 and at April 30, 2003, all of which are owned by the Company’s majority shareholder (Note 16). The payment of dividends on these ordinary shares requires minority shareholder approval. The shares also have no conversion rights in the hands of their holder. Therefore, these ordinary shares have not been included in the calculation of basic and diluted earnings per share.

23.	Change in non-cash working capital

	2004	2003	2002

Receivables	$27,050	$14,314	$2,962
Inventory	(26,657)	(17,977)	(20,810)
Prepaid expenses	(18,021)	3,203	(284)
Payables and accruals	(18,537)	(18,634)	(668)

	$(36,165)	$(19,094)	$(18,800)

24.	Segment information

The Company provides services across different geographic areas to many customers. Approximately 72% (2003 - 72%; 2002 - 78%) of the Company’s revenues in fiscal 2004 were derived from customers involved in oil and gas production and exploration. In fiscal 2004 revenue from one of the Company’s oil and gas customers represented $73.6 million (2003 - $87.9 million; 2002 - $96.7 million) from five (2003 - five; 2002 - six) contracts expiring from fiscal 2004 to 2010, of which $67.0 million (2003 - $79.7 million; 2002 - $88.0 million) was earned in the European flying segment, $6.1 million (2003 - $8.1 million; 2002 - $8.7 million) was earned in the international flying segment and $0.5 million was earned in the Schreiner segment. Due to long-standing relationships and contractual arrangements with these customers and the general creditworthiness of the customers, the Company does not consider the credit risk related to these customers to be unreasonable.

The primary factors considered in identifying segments are geographic coverage, which also impacts the nature of the Company’s operations, the type of contracts that are entered into, the type of aircraft that are utilized and segments used by management to evaluate the business. The Company includes six reporting segments in its financial statements: European flying, international flying, Schreiner, Astec repair and overhaul, composites manufacturing and corporate and other, with the Schreiner segment effective February 16, 2004.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

24.	Segment information (cont’d)

The European flying segment includes primarily helicopter services to the oil and gas industry in the U.K., Norwegian and Danish sectors of the North Sea. In addition, the European flying segment includes helicopter search and rescue service operations in Ireland.

The international flying segment includes primarily helicopter services for offshore oil and gas, search and rescue and emergency medical customers in Asia, Africa, Australia, South America, the east coast of Canada and other locations around the world.

Schreiner includes helicopter and fixed-wing flying services primarily to the offshore oil and gas industry in The Netherlands, Africa and Asia and includes other ancillary businesses including aircraft parts sales and fixed-wing repair and overhaul.

The Astec repair and overhaul segment includes helicopter repair and overhaul facilities located in Norway and the U.K., which provide services to the Company’s helicopter fleet and third-party customers located in Europe, Asia, and North America.

The composites manufacturing segment includes composite and metal parts manufacturing operations in Canada.

The corporate and other segment includes corporate head office activities and applicable consolidation eliminations.

The accounting policies of the segments and the basis of accounting for transactions between segments are the same as those described in the summary of significant accounting policies (Note 1).

	Year Ended April 30, 2004

				Astec		Corporate
	European	Int’l		repair and		and
	flying	flying	Schreiner	overhaul	Composites	other	Total

Total revenue	$453,788	$202,820	$39,165	$193,609	$7,258	$13,577	$910,217
Less: Inter-segment revenues	16,157	11,047	—	135,490	296	13,577	176,567

Revenue from external customers	437,631	191,773	39,165	58,119	6,962	—	733,650
Operating expenses	368,148	164,261	35,884	16,891	9,006	16,139	610,329

Segment EBITDA[1]	$69,483	$27,512	$3,281	$41,228	$(2,044)	$(16,139)	123,321

Amortization							(25,922)
Gain on disposals of assets							3,307
Financing charges							(29,510)
Equity in earnings of associated Companies							3,925
Restructuring and debt settlement Costs							(28,897)

Earnings before income taxes							46,224
Income tax recovery							17,452

Net earnings							$63,676

Segment assets	$470,728	$382,894	$244,842	$271,911	$25,988	$118,360	$1,514,723
Segment capital asset expenditures	31,294	54,996	1,502	4,506	709	23,874	116,881
Segment helicopter major Inspections	6,920	1,308	1,009	—	—	—	9,237
Segment helicopter components	116,263	25,268	1,705	(20,498)	—	213	122,951

1 Segment EBITDA is defined as segment earnings before amortization, gains (losses) on disposals of assets, financing charges, equity in earnings (losses) of associated companies, asset impairment charge, restructuring and debt settlement costs and income taxes.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

24.	Segment information (cont’d)

	(Restated Note 5) Year Ended April 30, 2003

			Astec
	European	Int’l	repair and		Corporate
	flying	flying	overhaul	Composites	and other	Total

Total revenue	$481,452	$197,686	$204,850	$6,426	$13,852	$904,266
Less: Inter-segment revenues	17,338	12,902	141,861	—	13,852	185,953

Revenue from external customers	464,114	184,784	62,989	6,426	—	718,313
Operating expenses	375,500	144,917	25,599	9,601	21,411	577,028

Segment EBITDA[1]	$88,614	$39,867	$37,390	$(3,175)	$(21,411)	141,285

Amortization						(22,585)
Gain on disposals of assets						2,413
Financing charges						(34,878)
Equity in earnings of associated Companies						2,340
Asset impairment charge						(12,811)
Debt settlement costs						(12,464)

Earnings before income taxes						63,300
Income tax recovery						2,165

Net earnings						$65,465

Segment assets	$488,138	$306,200	$246,840	$24,697	$79,695	$1,145,570
Segment capital asset expenditures	24,335	8,267	9,059	529	2,479	44,669
Segment helicopter major inspections	9,278	4,106	—	—	—	13,384
Segment helicopter components	110,873	20,711	(21,279)	—	—	110,305

1 Segment EBITDA is defined as segment earnings before amortization, gains (losses) on disposals of assets, financing charges, equity in earnings (losses) of associated companies, asset impairment charge, restructuring and debt settlement costs and income taxes.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

24.	Segment information (cont’d)

	(Restated Notes 4 and 5) Year ended April 30, 2002

	European flying	Int’l flying	Astec repair and overhaul	Composites	Corporate and other	Total

Total revenue	$420,891	$167,654	$152,201	$—	$2,342	$743,088
Less: Inter-segment revenues	14,774	217	108,589	—	2,342	125,922

Revenue from external customers	406,117	167,437	43,612	—	—	617,166
Operating expenses	332,134	128,451	12,597	—	23,811	496,993

Segment EBITDA[1]	$73,983	$38,986	$31,015	$—	$(23,811)	120,173

Amortization						(18,622)
Gain on disposals of assets						1,859
Financing charges						(47,979)
Equity in earnings of associated Companies						1,111

Earnings before income taxes						56,542
Income tax provision						(9,750)

Net earnings						$46,792

Segment assets	$524,726	$276,224	$178,584	$33,627	$151,090	$1,164,251
Segment capital asset expenditures	17,877	11,690	4,335	166	—	34,068
Segment helicopter major inspections	5,264	4,649	—	—	—	9,913
Segment helicopter components	109,710	38,462	(16,572)	—	—	131,600

1 Segment EBITDA is defined as segment earnings before amortization, gains (losses) on disposals of assets, financing charges, equity in earnings (losses) of associated companies, asset impairment charge, restructuring and debt settlement costs and income taxes.

Geographic Information	Revenues			Property and equipment

	2004	2003	2002	2004	2003

Canada	$24,911	$30,015	$21,732	$92,515	$85,969
United Kingdom	194,776	212,501	205,169	41,885	70,883
Norway	185,302	184,532	149,909	151,898	148,842
Africa	56,314	38,122	35,092	106,726	32,067
Australia	52,489	46,860	37,588	71,950	82,380
Ireland	35,094	35,885	15,177	17,705	18,755
Denmark	28,199	32,260	28,714	40,607	40,570
Thailand	23,982	26,203	22,688	18,416	17,926
East Timor	19,864	17,072	14,069	9,287	430
The Netherlands	18,444	—	2,136	68,008	—
Other Asian countries	30,127	21,129	25,886	24,595	5,945
Other European countries	42,518	45,230	22,342	9,182	7,731
Other countries	21,630	28,504	36,664	27,839	25,820

Consolidated total	$733,650	$718,313	$617,166	$680,613	$537,318

    Revenues are attributed to countries based on location of customer for repair and overhaul services and location of service for flying revenue.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

25.	Commitments

The Company has entered into aircraft operating leases with 30 lessors in respect of 65 aircraft included in the Company’s fleet at April 30, 2004. At inception the Company’s aircraft leases had terms not exceeding 8.5 years. At April 30, 2004 these leases had expiry dates ranging from 2004 to 2012. The Company has an option to purchase the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options, but has no commitment to do so. With respect to such leased aircraft, substantially all of the costs of major inspections of airframes and the costs to perform inspections, major repairs and overhauls of major components are at the Company’s expense. The Company either performs this work internally through its own repair and overhaul facility or has the work performed by an external repair and overhaul service provider. There is no commitment to incur these costs unless the aircraft is flown.

The Company also has commitments with respect to operating leases for aircraft, buildings, land and equipment. Total rentals paid in fiscal 2004 were $54.9 million (2003 - $53.0 million; 2002 - $50.6 million). The minimum lease rentals required under such leases were $264.3 million as at April 30, 2004 and are payable in the following amounts over the following fiscal years:

	Aircraft operating leases	Building, land and equipment operating leases	Total operating leases

2005	$53,424	$6,258	$59,682
2006	43,504	5,374	48,878
2007	33,930	4,590	38,520
2008	27,009	4,244	31,253
2009	24,090	4,172	28,262
and thereafter	33,460	24,238	57,698

	$215,417	$48,876	$264,293

As at April 30, 2004, the Company had deposits with a major helicopter manufacturer (Note 11) related to the delivery of two new Super Puma MkII aircraft in fiscal 2005, at a total cost of approximately $45.6 million (€27.8 million). These aircraft will be deployed in the Company’s European operations.

As at April 30, 2004 the Company has also ordered and made deposits (Note 11) on six new S-76C+ helicopters for its international operations for delivery in fiscal 2005. The total approximate list price of these aircraft is $61.7 million (U.S. $45.0 million).

Additionally, as at April 30, 2004, the Company has ordered and made deposits (Note 11) for the delivery of four S-92 aircraft. A commitment has been made for the delivery of five of these aircraft. The Company expects to take delivery of three of these aircraft in fiscal 2005 and the remaining two aircraft in fiscal 2006. The Company has some flexibility built into the delivery schedule of these aircraft in order to match acquisitions with new demand. These aircraft will be deployed in the Company’s European operations. The total approximate list price of these five aircraft is $102.8 million (U.S. $75.0 million)

Where possible, the Company intends to obtain the use of these aircraft through operating leases.

26.	Variable interest entities

At April 30, 2004 the Company operated 23 aircraft under operating leases with eight entities that would be considered variable interest entities ("VIEs") under U.S. GAAP. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from 2005 to 2011.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

26.	Variable interest entities (cont’d)

At April 30, 2003 U.S. GAAP (per FASB Interpretation No. 46 ("FIN 46")), was effective for all VIEs created after January 31, 2003 and was effective for those VIEs created prior to January 31, 2003 for the Company’s interim period which commenced November 1, 2003. The Canadian guidance applies to all annual and interim periods beginning on or after November 1, 2004. Canadian guidance on this issue (Accounting Guideline 15) is essentially consistent with the provisions contained in U.S. GAAP with regard to the disclosure and consolidation requirements for VIEs.

The Company has completed an analysis of the impact of FIN 46 and has concluded it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements. The application of FIN 46 has not had any impact on the Company’s consolidated financial statements. In December 2003 the FASB issued revisions to FIN 46 ("FIN 46-R") which did not have an impact on the Company’s analysis.

Based on appraisals by independent helicopter valuation companies as at April 30, 2004 and, in the case of seven aircraft whose leases from VIEs commenced during the year ended April 30, 2004 independent appraisals as at the date of acquisition, the estimated fair market value of the aircraft leased from VIEs is $245.3 million (unaudited). The Company has provided junior loans, advance rentals and asset value guarantees in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to the junior loans and asset value guarantees as a result of its involvement with the VIEs is $13.1 million.

27.	Guarantees

The Company has given guarantees to certain lessors in respect of operating leases. If the Company fails to meet the senior credit facilities' financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could give the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third parties under some of its operating leases in connection with a portion of the aircraft values at the termination of the leases. The leases have terms expiring between 2005 and 2012.

The Company’s exposure under the asset value guarantees including guarantees in the form of junior loans and deferred payments is approximately $25.5 million. The resale market for the aircraft types for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

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

At April 30, 2004 the Company has provided additional limited guarantees of approximately $65.8 million to third parties, principally related to the performance of the Company under long-term customer contracts.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

28.	Contingent liabilities

Petitions have been filed against subsidiaries for unspecified damages concerning helicopter accidents in prior years. It is management’s opinion that damages for which the Company may become responsible, if any, will be covered by the Company’s insurance and will therefore not have a material effect on the financial condition or results of operations of the Company.

29.	Employee pension plans

The Company maintains defined contribution employee pension plans in Canada, the U.K., Australia and South Africa for approximately one-third of the Company’s active employees and certain former employees. The Company’s contributions to the defined contribution plans are based upon percentages of gross salaries. The Company’s contributions to the defined contribution plans expensed during fiscal 2004 were $4.6 million (2003 - $3.5 million; 2002 - $2.8 million).

The Company also maintains both funded and unfunded defined benefit plans in Canada, the U.K., Norway and The Netherlands for approximately one-half of the Company’s active employees. Funded plans require the Company to make cash contributions to the plan in order that there will be sufficient assets to discharge the plans’ benefit obligations as they become due. Unfunded plans do not require contributions to be paid into the plan by the Company. Rather, the Company pays the benefit obligations directly as they are due.

For one of the defined benefit pension plans in the U.K. the investment policy states that the plan assets should be invested with 40% in a fund tracking the U.K. Index and 60% in a fund tracking the Balanced Consensus Fund. The required percentage breakdown of the assets to be held under this plan is as follows:

Category:	Percentage maximum:

U.K. equities	60% to 85%
Overseas equities	25%
Index-linked gilts	10%
U.K. bonds	20%
Overseas bonds	10%
Property	10%
Cash	15%

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

29.	Employee pension plans (cont’d)

For the other defined benefit pension plan in the U.K. 70% of the assets are to be in a fully discretionary pooled fund that is actively managed with 30% in an all equity pooled fund that is passively managed. The required percentage breakdown of assets to be held under this plan is as follows:

Category:	Percentage range:

UK equities	68% to 72%
North American equities	8% to 10%
European equities	10.5% to 13.5%
Japanese equities	4% to 5%
Asian Pacific equities	4% to 5%

The assets held in the Norwegian plans are to be diversified as follows:

Category:	Percentage maximum:

Norwegian equities	10%
International equities	35%
Total equities	35%
Norwegian bonds	70%
High Yield bonds	25%
International bonds	40%
Total bonds	20% to 100%
Money market	80%

For the assets held in the plans in The Netherlands, 75% must be invested in fixed rate investments and the remaining 25% invested in shares with a maximum deviation of 5% upwards or downwards.

While the asset mix varies in each plan, overall the asset mix at April 30, 2004 was 43.7% equities, 31.5% fixed income and 24.8% money market.

For all the defined benefit pension plans the overall expected long-term rates of return on plan assets have been determined in part by assessing current and expected asset allocations as well as historical and expected returns on various categories of the assets. Such expected rates of return ignore short-term fluctuations.

For the U.K. plans it is expected that the rate of return on the plan assets will be between 4% and 5% in excess of price inflation. For the Norwegian plans the expected long-term rate of return is also considered in reference to the longest stated bond rates in Norway.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

29.	Employee pension plans (cont’d)

The consolidated changes in the benefit obligations and fair values of assets for the defined benefit plans during fiscal 2004 and 2003 are as follows:

	2004	2003

Change in benefit obligations
Benefit obligations, beginning of year	$423,902	$344,102
Schreiner acquisition (Note 7)	73,897	—
Current service cost	17,050	13,692
Interest cost	24,233	24,791
Net actuarial and experience losses	12,248	36,793
Benefits paid	(13,874)	(12,922)
Plan transfers	—	1,067
Foreign exchange rate changes	6,450	16,379

Benefit obligations, end of year	$543,906	$423,902

Change in plan assets
Fair value of plan assets, beginning of year	$316,674	$312,484
Schreiner acquisition (Note 7)	56,622	—
Actual return on plan assets	45,507	(28,144)
Employer contributions	26,426	22,337
Participant contributions	2,899	3,085
Benefits paid	(13,084)	(11,715)
Plan transfers	—	1,067
Foreign exchange rate changes	5,178	17,560

Fair value of plan assets, end of year	$440,222	$316,674

Funded status	$(103,684)	$(107,228)
Unrecognized net actuarial and experience losses	147,099	165,438
Unrecognized prior service costs	4,697	5,392
Unrecognized transition amounts	1,030	1,442
Pension guarantee deposits	2,696	2,767

Total recognized net pension asset	$51,838	$67,811

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

29.	Employee pension plans (cont’d)

The tables below detail as at April 30, 2004 by funded and unfunded plans, the funded status and net amount recognized on the Company’s balance sheet as prepaid pension costs reported in other assets of $90.2 million (Note 11) (April 30, 2003 - $84.0 million) and accrued benefit obligations included in other liabilities of $38.3 million (Note 15) (April 30, 2003 - $16.2 million). Included in the amount recorded as prepaid pension costs in other assets as at April 30, 2004 are guarantee deposits in one of the Company’s defined benefit plan funds of $2.7 million (April 30, 2003- $2.8 million).

	As at April 30, 2004

					Other	Other
	Funded plans		Unfunded		assets	liabilities
	Surplus	Deficit	Plans	Total	(Note 11)	(Note 15)

Benefit obligations	$188,150	$319,117	$36,639	$543,906	$423,697	$120,209
Fair value of plan assets	190,461	249,761	—	440,222	376,274	63,948

Funded status	2,311	(69,356)	(36,639)	(103,684)	(47,423)	(56,261)
Unrecognized net actuarial and experience Losses	45,865	89,457	11,777	147,099	133,272	13,827
Unrecognized prior service costs	1,586	—	3,111	4,697	1,586	3,111
Unrecognized transition amounts	22	—	1,008	1,030	22	1,008

Pension guarantee deposits	2,292	404	—	2,696	2,696	—

	$52,076	$20,505	$(20,743)	$51,838	$90,153	$(38,315)

	As at April 30, 2003

	Funded plans

	Surplus	Deficit	Unfunded Plans	Total

Benefit obligations	$—	$389,503	$34,399	$423,902
Fair value of plan assets	—	316,674	—	316,674

Funded status	—	(72,829)	(34,399)	(107,228)
Unrecognized net actuarial and experience losses	—	151,859	13,579	165,438
Unrecognized prior service costs	—	1,975	3,417	5,392
Unrecognized transition amounts	—	189	1,253	1,442
Pension guarantee deposits	—	2,767	—	2,767

Amount recognized in other assets (Note 11) (other liabilities (Note 15)) on the balance sheet	$—	$83,961	$(16,150)	$67,811

The significant weighted average actuarial assumptions adopted in measuring the Company’s defined benefit pension plan obligations as at April 30 are as follows:

	2004	2003

Discount rate	5.64%	5.78%
Rate of compensation increase	3.38%	3.37%

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

29.	Employee pension plans (cont’d)

The significant weighted average actuarial assumptions adopted in measuring the Company’s net defined benefit pension plan expense during the year are as follows:

	2004	2003	2002

Discount rate	5.86%	6.59%	6.27%
Expected long-term rate of return on plan assets	6.72%	7.27%	7.22%

The Company’s net defined benefit pension plan expense is as follows:

	2004	2003	2002

Current service cost	$17,050	$13,692	$15,005
Interest cost	24,233	24,791	18,802
Expected return on plan assets	(22,057)	(24,945)	(21,359)
Amortization of net actuarial and experience losses	9,773	4,550	3,045
Amortization of prior service costs	603	638	497
Amortization of transition amounts	395	413	376
Participant contributions	(2,899)	(3,085)	(2,244)

Net defined benefit pension plan expense	$27,098	$16,054	$14,122

Benefits expected to be paid under the defined benefit pension plans in each of the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

2005	$14,477
2006	17,432
2007	19,343
2008	23,401
2009	22,716
2010-2014	159,862

Employer contributions expected to be paid to the defined benefit pension plans during fiscal 2005 as required by funding regulations and law is $29.6 million.

30.	Related party transactions

Related party transactions consisted of the following:

a)
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company’s senior credit facilities and its senior subordinated notes (Note 13). The loan is convertible into Class A subordinate voting shares at $7.25 per share. The estimated value of the loan proceeds attributable to the conversion feature of $951,000 was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $705,000 (2003 - $689,000; 2002 - $676,000), including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2004.

b)
The Company uses properties owned by companies affiliated with the controlling shareholder for customer events, meetings, conferences and social functions. Rent and usage fees of $561,000 (2003 - $610,000; 2002 - $533,000) were paid during the fiscal year ended April 30, 2004 to these companies. During fiscal 2002 fees of $15,000, primarily in connection with special consulting projects, were paid to certain directors or entities in which certain directors are partners or employees. These transactions were recorded at their exchange amounts.

c)
During fiscal 2004, $1.1 million (2003 - $1.3 million; 2002 - $2.0 million) was paid to Canadian Helicopters Limited, in which the Company has a 42.75% equity investment. These amounts related to the provision of helicopter flying services to the Company and were recorded at their exchange amounts.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

30.	Related party transactions (cont’d)

d)
During fiscal 2004, construction began on a new hangar facility in Vancouver, Canada in support of the Company’s international flying segment. The facility is being constructed by a subsidiary of a company owned by a relative of the Company’s controlling shareholder. As at April 30, 2004, $3.0 million was paid to this subsidiary with such amount being capitalized to fixed assets and was recorded at its exchange amount. Such subsidiary will also receive a fee of $500,000 for managing the construction of the building.

e)
During the period May 1, 2003 to November 27, 2003 $10.0 million was paid to Vector Aerospace Corporation ("Vector") and its subsidiaries, whose Chairman and Chief Executive Officer during that period was a relative of the Company’s controlling shareholder. Such Chairman and Chief Executive Officer of Vector was also a director of the Company until June 8, 2003. During fiscal 2003, $19.5 million (2002 - $21.2 million) was paid to Vector . The amounts paid were for repair and overhaul services and information technology support and were recorded at their exchange amounts.

f)
From February 16, 2004 to April 30, 2004 the Company recorded $10.7 million in revenue from ACN, in which the Company has a 40% equity investment (Note 10). Such revenue was primarily associated with the flying of aircraft and related activities, sale of aircraft parts and amounts billed under PBH contracts. These transactions were recorded at their exchange amounts.

31.	Subsequent events

In May and July 2004 the Company redeemed €1.0 million or approximately $1.8 million and €5.9 million or approximately $9.7 million, respectively, of its remaining 11¾% senior subordinated notes. Additionally, in June 2004, the Company redeemed the remaining $10.4 million of its 8% subordinated debentures.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

32.	Reconciliation to accounting principles generally accepted in the United States

In certain respects, Canadian GAAP differ from U.S. GAAP.

a)	Consolidated statements of earnings

If U.S. GAAP were employed the consolidated statements of earnings for the years indicated would be adjusted as follows:

	2004	(Restated Note 5) 2003	(Restated Notes 4 & 5) 2002

Net earnings according to Canadian GAAP	$63,676	$65,465	$46,792
Pre-operating expenses (1)	157	12,725	(6,337)
Gain on sale of assets/amortization expense (2)	535	(40)	(40)
Ineffective portion of net investment hedge (3)	(7,507)	4,853	—
Effect of foreign currency indemnity agreements (4)	(8,282)	11,895	—
Effect of revaluation of euro debt (5)	(6,647)	—	—
Effect of currency swaps (6)	(284)	—	—
Effect of revaluation of U.S. debt (7)	(1,605)	—	—
Effect of equity forward price agreement (8)	959	—	—
Internal use software expenses (9)	(103)	(766)	—
Effect of asset value guarantees (10)	(208)	—	—
Decrease (increase) in income tax expense (11)	5,100	(4,803)	11,198
Other	—	(2,715)	—

Net earnings according to U.S. GAAP	45,791	86,614	51,613
Other comprehensive earnings, net of income tax
Foreign currency translation adjustment (12)	547	20,122	13,519
Ineffective portion of net investment hedge (3)	6,020	(3,892)	—
Minimum pension liability adjustment (13)	27,572	(28,036)	(3,384)
Interest rate swap adjustment (14)	—	(4,741)	192
Foreign currency cash flow hedge adjustment (15)	—	509	—

Comprehensive earnings according to U.S. GAAP	$79,930	$70,576	$61,940

Earnings per share according to U.S. GAAP
Basic	$2.22	$4.18	$3.13

Diluted	$2.04	$3.85	$2.85

(1)
Under Canadian GAAP, pre-operating expenses of new operations and contracts meeting certain criteria are deferred and amortized over the expected period and pattern of benefit of the deferred expenditures not exceeding five years relating to pre-operating expenses of new operations and the contract term for new contracts. Under U.S. GAAP, these pre-operating expenses are charged to earnings as incurred. During the fiscal year ended April 30, 2003, under Canadian GAAP, $12.8 million of deferred pre-operating expenses were written off and expensed to earnings. Under U.S. GAAP, these pre-operating costs were expensed to earnings in previous years when incurred and the aforementioned write-off has therefore been reversed from earnings in 2003.

(2)	Under U.S. GAAP, the Company would account differently for certain property and equipment acquisitions and this difference is being amortized to income over the life of the related asset.

(3)
Under U.S. GAAP, there was an ineffective portion of the Company’s effective euro denominated debt hedge of its Norwegian kroner denominated self-sustaining foreign operations until such debt became an ineffective hedge as discussed in (5) below. This ineffective portion was reallocated from other comprehensive earnings to net earnings.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

32.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

(4)
Under U.S. GAAP, any gains or losses related to the settlement of or change in fair value of outstanding derivative instruments that do not qualify for hedge accounting are to be recognized into earnings immediately. As a result, during fiscal 2003 the gain on settlement of one of these foreign currency indemnity agreements during the year and the gain on the variation in fair value of certain outstanding foreign currency indemnity agreements held at April 30, 2003 were recognized in earnings immediately under U.S. GAAP. During fiscal 2004, the outstanding foreign currency indemnity agreements at April 30, 2003 were settled. Under Canadian GAAP, a portion of the gains realized upon settlement was recognized in earnings immediately with the remaining portion of such gains deferred and amortized to earnings over the period the hedged item impacts earnings. Under U.S. GAAP, the gains realized upon settlement were already recognized in earnings upon recording of the fair value of such indemnity agreements on April 30, 2003. In addition, as these indemnity agreements did not qualify as effective hedges under U.S. GAAP the portion of gains deferred upon settlement under Canadian GAAP must be recognized in earnings immediately.

(5)
Under U.S. GAAP, the effectiveness of the Company’s euro denominated debt hedge of its Norwegian kroner denominated self-sustaining operations fell outside the allowable 80% - 125% effectiveness range. As at January 31, 2004, this euro debt was therefore no longer an effective hedge. A currency swap was entered into to convert the euro denominated debt to Norwegian kroner debt and such currency swap under Canadian GAAP was designated as an effective hedge of its Norwegian self-sustaining foreign operations until such euro denominated debt was partially settled in April 2004. Under U.S. GAAP, this currency swap did not qualify as an effective hedge. As a result, under U.S. GAAP the foreign exchange loss on the revaluation of this euro debt is recorded in net earnings rather than foreign exchange translation adjustment account as recorded under Canadian GAAP.

(6)
Under U.S. GAAP, the currency swaps entered into by the Company to convert certain U.S. dollar denominated debt into pound sterling, euro and Norwegian kroner do not qualify as effective hedges of the Company’s U.K., euro and Norwegian kroner denominated self-sustaining foreign operations. As a result, the fair value of such derivatives are to be recognized in earnings immediately under U.S. GAAP with such requirement discussed in (4) above.

(7)
Since the currency swaps as noted in (6) above do not qualify as effective hedges under U.S. GAAP, the foreign exchange loss upon revaluing the related U.S. denominated debt is recorded in net earnings rather than foreign exchange translation adjustment account as recorded under Canadian GAAP.

(8)
Under U.S. GAAP, the equity forward price agreement does not qualify as an effective hedge. As a result, the fair value of this derivative is recognized in earnings immediately under U.S. GAAP with such requirement discussed in (4) above.

(9)
Under U.S. GAAP, certain costs incurred to acquire or develop internal use software do not qualify for capitalization. The software development costs of $0.1 million incurred during the fiscal year ended April 30, 2004, (2003 - $0.8 million; 2002 - $NIL) while qualifying for capitalization under Canadian GAAP, are required to be expensed as a period cost under U.S. GAAP.

(10)
Under U.S. GAAP, asset value guarantees entered into or associated with operating leases are required to be recognized at fair value and recorded as long-term prepaid rent with a corresponding long-term liability. Such prepaid rent is amortized to lease expense over the lease terms with $0.2 million recorded in fiscal 2004 (2003 - $NIL; 2002 - $NIL) under U.S. GAAP.

(11)	The adjustment represents the income tax effect of the reconciling items in determining net earnings according to U.S. GAAP.

(12)
Under Canadian GAAP, foreign currency translation adjustments related to self-sustaining subsidiaries arising on consolidation are included as a separate component of shareholders’ equity until realized. Under U.S. GAAP, the related translation adjustments are included in other comprehensive earnings. Under U.S. GAAP, the foreign currency translation gain or loss on the revaluation of foreign currency denominated debt designated and qualifying as effective hedges of the Company’s net investment in its U.K., Norwegian and euro denominated self-sustaining operations (Note 19) at April 30, 2004, 2003 and 2002 is included in other comprehensive earnings, whereas under Canadian GAAP it is included as a separate component of shareholders’ equity until realized.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

32.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

(13)
Under U.S. GAAP, if the accrued benefit obligation related to defined benefit pension plans exceeds the fair value of plan assets, then an additional minimum liability shall be recognized with an equal amount to be recognized as an intangible asset, provided that the intangible asset recognized shall not exceed the amount of unrecognized prior service cost. Any excess of the additional minimum liability over the unrecognized prior service cost is recorded as a separate component of other comprehensive earnings, net of income taxes, as a minimum pension liability adjustment.

(14)	Under U.S. GAAP, when an interest rate swap hedges a variable rate instrument, the change in the fair value of the swap is recorded in other comprehensive earnings, net of income taxes.

(15)	Under U.S. GAAP, the change in the fair value of foreign currency contracts qualifying as effective cash flow hedges is recorded in other comprehensive earnings, net of income taxes.

b)	Consolidated balance sheets

If U.S. GAAP were employed, the consolidated balance sheets as at the dates indicated would be adjusted as follows:

	April 30, 2004

	Canadian GAAP	Adjustments	U.S. GAAP

Current assets (1)	$559,467	$1,400	$560,867
Property and equipment, net (2)	680,613	1,772	682,385
Long-term investments	49,728	—	49,728
Other assets (3)	177,557	332	177,889
Long-term future income tax assets (5)	47,358	(534)	46,824

	$1,514,723	$2,970	$1,517,693

Current liabilities	$252,184	$—	$252,184
Long-term debt (6)	133,305	951	134,256
Senior subordinated notes	342,675	—	342,675
Other liabilities (4)	143,951	13,876	157,827
Future income tax liabilities (5)	180,896	(7,423)	173,473
Shareholders’ equity	461,712	(461,712)	—
Class A subordinate voting shares	—	221,622	221,622
Class A subordinate voting employee share purchase loans	—	(1,823)	(1,823)
Class B multiple voting shares	—	18,719	18,719
Contributed surplus	—	2,340	2,340
Accumulated other comprehensive earnings (7)	—	(10,168)	(10,168)
Retained earnings	—	226,588	226,588

	$1,514,723	$2,970	$1,517,693

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

32.    Reconciliation to accounting principles generally accepted in the United States (cont’d)

	(Restated Note 5) April 30, 2003

	Canadian GAAP	Adjustments	U.S. GAAP

Current assets (1)	$430,907	$10,588	$441,495
Property and equipment, net (2)	537,318	1,340	538,658
Long-term investments	21,043	—	21,043
Other assets (3)	138,425	(33,444)	104,981
Long-term future income tax assets (5)	17,877	711	18,588

	$1,145,570	$(20,805)	$1,124,765

Current liabilities (5)	$162,291	$299	$162,590
Long-term debt (6)	139,374	951	140,325
Senior subordinated notes	151,111	—	151,111
Subordinated debentures	10,414	—	10,414
Other liabilities (4)	59,299	27,581	86,880
Future income tax liabilities (5)	210,036	(19,111)	190,925
Shareholders’ equity	413,045	(413,045)	—
Class A subordinate voting shares	—	218,237	218,237
Class B multiple voting shares	—	18,815	18,815
Contributed surplus	—	2,340	2,340
Accumulated other comprehensive earnings (7)	—	(48,155)	(48,155)
Retained earnings	—	191,283	191,283

	$1,145,570	$(20,805)	$1,124,765

(1)
Current assets have been adjusted for the effect of the adjustment for U.S. GAAP purposes of the impact in the change of the fair value of derivatives maturing within the next 12 months as described in Notes 32(a), (8), (10) and (15) as well as for the current portion of prepaid rent related to the recording of asset value guarantees as described in Note 32(a)(10).

(2)
Property and equipment have been adjusted for the effect of the adjustment for U.S. GAAP purposes of amortization as described in Note 32(a)(2) and the effect of expensing certain software development costs as described in Note 32(a)(9).

(3)
Other assets have been adjusted at each balance sheet date for the effect of the adjustment for U.S. GAAP purposes of pre-operating expenses, asset value guarantees and minimum pension liability which are described in Notes 32(a)(1),(10) and (13).

(4)
Other liabilities have been adjusted at each balance sheet date for the effect of the adjustment for U.S. GAAP purposes of minimum pension liability, the fair value of derivatives maturing in more than 12 months, impact of recording the foreign currency indemnity agreements and the recording of asset value guarantees, which are described in Notes 32(a)(4),(6)(10),(13) and (14).

(5)	Current and long-term future income tax liabilities and assets have been adjusted for income taxes as described in Note 32(a)(11) and for tax on items described in Notes 32(a)(13),(14) and (15).

(6)
Long-term debt has been adjusted for the effect of the adjustment for U.S. GAAP purposes for the loan proceeds attributable to the conversion feature on the 12% unsecured, subordinated, convertible note due to an affiliate of the controlling shareholder (Note 13(a)). Under U.S. GAAP all loan proceeds should be recorded as a liability on the balance sheet.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

32.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

(7)
Accumulated other comprehensive earnings have been adjusted at each balance sheet date for the effect of the adjustments for U.S. GAAP purposes of foreign currency translation, minimum pension liability, the interest rate swap and effective foreign currency cash flow hedges, all of which are included in other comprehensive earnings as described in Notes 32(a)(13),(14) and (15).

c)	Other required disclosures

	2004	Restated (Note 5) 2003

Receivables - trade	$171,159	$120,865
Allowance for doubtful accounts	(9,666)	(3,757)

Net trade receivables	$161,493	$117,108

Payables - trade	$103,364	$34,140
Accruals	96,286	98,847
Interest accrual	754	5,756

Total payables and accruals	$200,404	$138,743

	2004	2003	2002

Cash flow from operations:
Canadian GAAP	$150,509	$177,003	$165,299
Pre-operating expenses (1)	157	(86)	(6,337)
Internal use software expenses (2)	(103)	(766)	—
Other	-	(2,715)	—

Cash flow from operations - U.S. GAAP	$150,563	$173,436	$158,962

(1)
Under Canadian GAAP, pre-operating expenses of new operations and contracts meeting certain criteria are deferred and amortized over the expected period and pattern of benefit of the deferred expenditures. These expenses are classified in investing activities on the statements of cash flows. Under U.S. GAAP, these pre-operating expenses are charged to earnings and cash flow from operations as incurred.

(2)
Under U.S. GAAP, certain costs incurred to acquire or develop internal use software do not qualify for capitalization and are required to be charged to earnings and cash flow from operations as incurred.

d)	New United States accounting statements adopted

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted SFAS No. 143 as of May 1, 2003. The adoption of this Statement did not have a material impact on the Company’s financial position or results of operations.

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

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

 32.    Reconciliation to accounting principles generally accepted in the United States (cont’d)

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities". This interpretation was effective for all VIEs created after January 31, 2003, and was effective for those VIEs created prior to January 31, 2003 for the Company’s interim period which commenced November 1, 2003. The impact on the Company upon the adoption of this interpretation is described in Note 26. In December 2003, the FAS issued revisions to FIN 46 which did not have an impact on the Company.

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. Statement 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted this Statement with no material impact on its fiscal 2004 audited consolidated financial statements.

In December 2003, the FASB issued a revision to SFAS No. 132 "Employers’ Disclosures about Pension and Other Postretirement Benefits". This statement requires additional disclosures about pension plan assets, benefit obligations, cash flows, benefit costs and other relevant information. This Statement was effective for financial statements with fiscal years ending after December 15, 2003. The Company provided additional disclosures in Note 29 to its fiscal 2004 audited consolidated financial statements.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

33.    Supplemental guarantor financial information

Certain of our subsidiaries (collectively the "Guarantors") have guaranteed our obligations to pay principal and interest with respect to the senior subordinated notes. Separate financial statements of the Guarantors are not presented as we believe the summarized financial information which follows is more meaningful in understanding the financial position of the Guarantors. There are no significant restrictions on the ability of the Guarantors to make distributions to us.

We account for our investments in subsidiaries by the cost method for internal financial statement purposes and by the equity method in the following summarized financial information. U.S. GAAP was employed in the preparation of the summarized financial information.

2004

	CHC Helicopter	Guarantor	Non-guarantor
As at April 30	Corporation	subsidiaries	subsidiaries	Eliminations	Consolidated

Assets
Current assets
Cash and cash equivalents	$1,168	$49,277	$16,648	$—	$67,093
Receivables	976	589,188	136,416	(531,893)	194,687
Inventory	—	71,161	196,407	—	267,568
Other current assets	108	9,532	3,924	17,955	31,519

	2,252	719,158	353,395	(513,938)	560,867
Property and equipment, net	11	494,885	222,832	(35,343)	682,385
Investments	524,152	299,483	73,914	(847,821)	49,728
Long-term intercompany	409,371	—	77,565	(486,936)	—
Other long-term assets	25,794	120,995	86,595	(8,671)	224,713

	$961,580	$1,634,521	$814,301	$(1,892,709)	$1,517,693

Liabilities and shareholders' equity
Current liabilities
Payables and accruals	$8,263	$586,202	$140,533	$(529,399)	$205,599
Other current liabilities	37,444	4,599	9,402	(4,860)	46,585

	45,707	590,801	149,935	(534,259)	252,184
Long-term debt	129,493	4,051	712	—	134,256
Senior subordinated notes	342,675	—	—	—	342,675
Long-term intercompany	—	234,939	163,224	(398,163)	—
Other liabilities	7,196	109,299	72,459	(31,127)	157,827
Future income tax liabilities	898	131,319	46,288	(5,032)	173,473
Shareholders' equity
Capital stock	238,518	95,885	48,596	(144,481)	238,518
Contributed surplus	2,340	(470)	53,285	(52,815)	2,340
Accumulated other comprehensive earnings	(31,835)	(53,204)	57,143	17,728	(10,168)
Retained earnings	226,588	521,901	222,659	(744,560)	226,588

	$961,580	$1,634,521	$814,301	$(1,892,709)	$1,517,693

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

33.    Supplemental guarantor financial information (cont’d)

2004

For the year ended	CHC Helicopter	Guarantor	Non-guarantor
April 30	Corporation	subsidiaries	subsidiaries	Eliminations	Consolidated

Revenue	$853	$449,764	$373,587	$(90,554)	$733,650
Operating expenses	313	(399,931)	(310,567)	99,703	(610,482)

Earnings before undernoted items	1,166	49,833	63,020	9,149	123,168
Amortization	(3)	(17,931)	(7,454)	—	(25,388)
Gain on disposals of assets	—	3,288	20	(1)	3,307
Financing charges	(4,357)	(20,029)	(27,137)	(1,353)	(52,876)
Equity in earnings of associated companies	56,019	18,891	—	(70,985)	3,925
Intercompany charges	—	7,268	(7,268)	—	—
Restructuring and debt settlement costs	(15,168)	(10,281)	(3,448)	—	(28,897)

Earnings before income taxes	37,657	31,039	17,733	(63,190)	23,239
Income taxes	8,134	17,185	(2,767)	—	22,552

Net earnings	45,791	48,224	14,966	(63,190)	45,791
Retained earnings, beginning of year	191,283	473,677	207,693	(681,370)	191,283
Dividends	(10,486)	—	—	—	(10,486)

Retained earnings, end of year	$226,588	$521,901	$222,659	$(744,560)	$226,588

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

33.    Supplemental guarantor financial information (cont’d)

2004

For the year ended	CHC Helicopter	Guarantor	Non-guarantor
April 30	Corporation	subsidiaries	subsidiaries	Eliminations	Consolidated

Operating activities
Net cash flow from operations	$(21,082)	$128,226	$43,419	$—	$150,563

Financing activities
Long-term debt proceeds	512,010	1,088	28,496	(44,732)	496,862
Long-term debt repayments	(315,378)	(44,797)	(26,558)	44,732	(342,001)
Debt settlement	(37,883)	—	—	—	(37,883)
Deferred financing costs	(13,200)	—	—	—	(13,200)
Other	(2,002)	—	—	—	(2,002)

	143,547	(43,709)	1,938	—	101,776

Investing activities
Additions to property and equipment	—	(99,539)	(17,239)	—	(116,778)
Helicopter major inspections	—	(5,623)	(3,614)	—	(9,237)
Helicopter components	—	(95,317)	(27,634)	—	(122,951)
Proceeds from disposal	—	110,505	16,393	—	126,898
Aircraft deposits	—	(18,091)	(5,483)	—	(23,574)
Investment in subsidiaries, net of cash acquired	(92,668)	—	(4,872)	—	(97,540)
Other	2,012	(1,878)	(2,049)	—	(1,915)

	(90,656)	(109,943)	(44,498)	—	(245,097)

Effect of exchange rate changes on cash and cash equivalents	—	2,119	(372)	—	1,747

Change in cash and cash equivalents during the year	31,809	(23,307)	487	—	8,989
Cash and cash equivalents, beginning of year	(30,641)	72,584	16,161	—	58,104

Cash and cash equivalents, end of year	$1,168	$49,277	$16,648	$—	$67,093

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

33.    Supplemental guarantor financial information (cont’d)

2003

	CHC Helicopter	Guarantor	Non-guarantor
As at April 30	Corporation	subsidiaries	subsidiaries	Eliminations	Consolidated

Assets
Current assets
Cash and cash equivalents	$(30,641)	$72,584	$16,161	$—	$58,104
Receivables	11,529	408,528	100,464	(370,346)	150,175
Inventory	—	39,484	175,172	—	214,656
Other current assets	130	6,958	1,472	10,000	18,560

	(18,982)	527,554	293,269	(360,346)	441,495
Property and equipment, net	(578)	340,099	248,578	(49,441)	538,658
Investments	291,958	296,187	80,854	(647,956)	21,043
Long-term intercompany	425,732	—	68,335	(494,067)	—
Other long-term assets	11,987	35,151	67,701	8,730	123,569

	$710,117	$1,198,991	$758,737	$(1,543,080)	$1,124,765

Liabilities and shareholders' equity
Current liabilities
Payables and accruals	$8,016	$400,794	$99,956	$(370,023)	$138,743
Other current liabilities	18,358	3,705	9,839	(8,055)	23,847

	26,374	404,499	109,795	(378,078)	162,590
Long-term debt	113,444	836	26,068	(23)	140,325
Senior subordinated notes	151,111	—	—	—	151,111
Subordinated debentures	10,414	—	—	—	10,414
Long-term intercompany	—	154,148	127,410	(281,558)	—
Other liabilities	7,580	39,968	74,633	(35,301)	86,880
Future income tax liabilities	7,220	110,848	40,906	31,951	190,925
Shareholders' equity
Capital stock	237,052	91,815	47,634	(139,449)	237,052
Contributed surplus	2,340	(88,087)	117,142	(29,055)	2,340
Accumulated other comprehensive earnings	(36,701)	11,287	7,456	(30,197)	(48,155)
Retained earnings	191,283	473,677	207,693	(681,370)	191,283

	$710,117	$1,198,991	$758,737	$(1,543,080)	$1,124,765

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

33.    Supplemental guarantor financial information (cont’d)

2003

	CHC Helicopter	Guarantor	Non-guarantor
For the year ended April 30	Corporation	subsidiaries	subsidiaries	Eliminations	Consolidated

Revenue	$913	$456,899	$355,878	$(95,377)	$718,313
Operating expenses	923	(390,002)	(286,418)	94,902	(580,595)

Earnings before undernoted items	1,836	66,897	69,460	(475)	137,718
Amortization	(43)	(12,862)	(9,720)	—	(22,625)
Gain on disposals of assets	—	2,393	20	—	2,413
Financing charges	29,763	(19,467)	(28,426)	—	(18,130)
Equity in earnings of associated companies	60,435	15,570	(56)	(73,609)	2,340
Intercompany charges	—	11,147	(11,147)	—	—
Restructuring and debt settlement costs	(5,685)	(2,779)	—	(4,000)	(12,464)

Earnings before income taxes	86,306	60,899	20,131	(78,084)	89,252
Income taxes	308	4,623	(7,569)	—	(2,638)

Net earnings	86,614	65,522	12,562	(78,084)	86,614
Retained earnings, beginning of year	108,685	408,155	195,131	(603,286)	108,685
Dividends	(4,016)	—	—	—	(4,016)

Retained earnings, end of year	$191,283	$473,677	$207,693	$(681,370)	$191,283

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

33.    Supplemental guarantor financial information (cont’d)

2003

For the year ended	CHC Helicopter	Guarantor	Non-guarantor
April 30	Corporation	subsidiaries	subsidiaries	Eliminations	Consolidated

Operating activities
Net cash flow from operations	$21,426	$156,396	$139	$(4,525)	$173,436

Financing activities
Long-term debt proceeds	38	—	37,803	(37,803)	38
Long-term debt repayments	(120,093)	(38,902)	(2,012)	37,803	(123,204)
Debt settlement	(9,136)	—	—	—	(9,136)
Dividends paid	(4,016)	—	—	—	(4,016)
Capital stock issue	596	—	—	—	596

	(132,611)	(38,902)	35,791	—	(135,722)

Investing activities
Additions to property and equipment	—	(29,337)	(14,566)	—	(43,903)
Helicopter major inspections	—	(8,362)	(5,022)	—	(13,384)
Helicopter components	—	(87,068)	(23,237)	—	(110,305)
Proceeds from disposal	2,238	69,009	3,618	—	74,865
Aircraft deposits	—	(6,730)	—	—	(6,730)
Long-term receivables (advanced) repaid	—	8,086	(700)	—	7,386
Other	682	(2,856)	80	—	(2,094)

	2,920	(57,258)	(39,827)	—	(94,165)

Effect of exchange rate changes on cash and cash equivalents	—	1,502	215	—	1,717

Change in cash and cash equivalents during the year	(108,265)	61,738	(3,682)	(4,525)	(54,734)
Cash and cash equivalents, beginning of year	77,624	10,846	19,843	4,525	112,838

Cash and cash equivalents, end of year	$(30,641)	$72,584	$16,161	$—	$58,104

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

33.    Supplemental guarantor financial information (cont’d)

2002

For the year ended	CHC Helicopter	Guarantor	Non-guarantor
April 30	Corporation	subsidiaries	subsidiaries	Eliminations	Consolidated

Revenue	$—	$421,908	$275,976	$(80,718)	$617,166
Operating expenses	—	(352,950)	(231,098)	80,718	(503,330)

Earnings before undernoted items	—	68,958	44,878	—	113,836
Amortization	(4)	(12,429)	(6,229)	—	(18,662)
Gain on disposals of assets	—	1,801	(3,142)	3,200	1,859
Financing charges	(4,727)	(22,489)	(19,867)	(896)	(47,979)
Equity in earnings of associated companies	57,134	5,498	(2,680)	(58,841)	1,111
Intercompany charges	—	9,627	(9,627)	—	—

Earnings before income taxes	52,403	50,966	3,333	(56,537)	50,165
Income taxes	(790)	4,364	(2,126)	—	1,448

Net earnings	51,613	55,330	1,207	(56,537)	51,613
Retained earnings, beginning of year	57,072	352,825	193,924	(546,749)	57,072
Dividends	—	—	—	—	—

Retained earnings, end of year	$108,685	$408,155	$195,131	$(603,286)	$108,685

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2004, 2003 and 2002
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

33.    Supplemental guarantor financial information (cont’d)

2002

For the year ended	CHC Helicopter	Guarantor	Non-guarantor
April 30	Corporation	subsidiaries	subsidiaries	Eliminations	Consolidated

Operating activities
Net cash flow from operations	$(20,265)	$157,706	$16,996	$4,525	$158,962

Financing activities
Long-term debt proceeds	49,681	—	21,112	(51,104)	19,689
Long-term debt repayments	(73,468)	(51,104)	(1,768)	51,104	(75,236)
Capital stock issue	114,504	—	—	—	114,504

	90,717	(51,104)	19,344	—	58,957

Investing activities
Additions to property and equipment	—	(27,497)	(6,571)	—	(34,068)
Helicopter major inspections	—	(6,543)	(3,370)	—	(9,913)
Helicopter components	—	(105,455)	(26,145)	—	(131,600)
Proceeds from disposal	—	39,957	9,801	—	49,758
Other	683	(3,013)	(311)	—	(2,641)

	683	(102,551)	(26,596)	—	(128,464)

Effect of exchange rate changes on cash and cash equivalents	—	(684)	517	—	(167)

Change in cash and cash equivalents during the year	71,135	3,367	10,261	4,525	89,288
Cash and cash equivalents, beginning of year	6,489	7,479	9,582	—	23,550

Cash and cash equivalents, end of year	$77,624	$10,846	$19,843	$4,525	$112,838

ITEM 19.    EXHIBITS

1.1.	Articles of Incorporation - filed as Exhibit 3.1 to the Company's Amendment #1 to Registration Statement on Form F-1 dated October 20, 1993 and incorporated herein by reference.

1.2.	Bylaws, as amended - filed as Exhibit 1.2 to the Company’s Form 20-F for fiscal 2002 dated September 17, 2002 and incorporated herein by reference.

4.1
Indenture dated as of April 27, 2004 among the Company, each of the Subsidiary Guarantors named therein, and The Bank of New York, as Trustee, relating to U.S. $250,000,000 aggregate principal amount of 7 3/8% Senior Subordinated Notes due 2014 filed as Exhibit 4.5 to the Company’s Registration Statement on Form S-4 dated June 30, 2004 and incorporated herein by reference.

4.2	Form of 7 3/8% Senior Subordinated Notes due 2014 filed as Exhibit 4.6 to the Company’s Registration Statement on Form S-4 dated June 30, 2004 and incorporated herein by reference.

4.3
Purchase Agreement dated April 21, 2004 among the Company, each of the Subsidiary Guarantors named therein, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Scotia Capital (USA) Inc. - filed as Exhibit 4.7 to the Company’s Registration Statement on Form S-4 dated June 30, 2004 and incorporated herein by reference.

4.4
Amended and Restated U.S. $225,000,000 Senior Credit Agreement dated as of July 5, 2000 between The Bank of Nova Scotia, as Administrative Agent, The Lenders from time to time party to this Agreement and the Company filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-4 dated June 30, 2004 and incorporated herein by reference.

4.5
Senior Credit Agreement dated July 5, 2000 between The Bank of Nova Scotia, as Administrative Agent, The Lenders from time to time party to this Agreement and CHC Helicopter Corporation, including amending agreements dated October 11, 2000, October 31, 2000, December 15, 2000 and July 16, 2001.

4.6	Employee Share Option Plan, as amended March 3, 2003 filed as exhibit 4.6 to the Company’s Form 20-F for fiscal 2003 dated September 17, 2003 and incorporated herein by reference.

4.7	Supplemental Executive Retirement Plan Agreement, filed as Exhibit 4.7 to the Company’s Form 20-F for fiscal 2001 dated September 13, 2001 and incorporated herein by reference.

4.8	Long-term Incentive Plan, filed as Exhibit 4.8 to the Company’s Form 20-F for fiscal 2001 dated September 13, 2001 and incorporated herein by reference.

4.9	Employee Share Purchase Plan, filed as Exhibit 4.9 to the Company’s Form 20-F for fiscal 2001 dated September 13, 2001 and incorporated herein by reference.

4.10	Share Appreciation Rights Plan, filed as Exhibit 4.10 to the Company’s Form 20-F for fiscal 2001 dated September 13, 2001 and incorporated herein by reference.

4.11	Executive Retiring Allowance, filed as Exhibit 4.11 to the Company’s Form 20-F for fiscal 2001 dated September 13, 2001 and incorporated herein by reference.

7.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges

8.1	Significant Subsidiaries

12.1	Section 302 Certification by Chief Executive Officer

12.2	Section 302 Certification by Chief Financial Officer

13	Section 906 Certification by Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHC HELICOPTER CORPORATION

Dated: September 17, 2004.	By:	(signed) Derrick F. Sturge, FCA

Derrick F. Sturge, FCA
Vice-President Finance & Corporate Secretary

