Form 20-F
period 2005-04-30
CHC HELICOPTER CORP
filed 2005-09-16
CIK 903124

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 0-21756

CHC HELICOPTER CORPORATION
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

4740 Agar Drive
Richmond, British Columbia
Canada V7B 1A3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act.

Class A Subordinate Voting Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Class A Subordinate Voting Shares
(Title of Class)

The number of Class A Subordinate Voting Shares outstanding on April 30, 2005, was 36,833,000.

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

For purposes of this Annual Report, all references to dollar amounts are expressed in Canadian dollars unless otherwise specified. On September 9, 2005, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.8511 U.S. = $1.00 Canadian.

FORWARD LOOKING STATEMENTS

This Annual Report may contain projections and other forward looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including but not limited to, factors detailed in this Annual Report and in other filings with the SEC and Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

SELECTED FINANCIAL DATA

The following consolidated historical financial data as at and for the fiscal years ended April 30, 2005, 2004, 2003, 2002, and 2001 for CHC Helicopter Corporation (“CHC”, “the Company”, “the Corporation”, “we”, “our”, or “us”) are derived from the audited consolidated financial statements of CHC. The CHC consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. For the reconciliation to U.S. GAAP for the three most recently completed fiscal years, see Note 34 to our audited consolidated financial statements included elsewhere in this Annual Report.

The following data should be read in conjunction with "Operating and Financial Review and Prospects" and our audited consolidated financial statements included elsewhere in this Annual Report.

	As at and for the fiscal year ended April 30
	2005	2004	2003	2002	2001
		(i)	(i)	(i)	(i)
	(in millions of Canadian dollars except per share amounts)
Amounts under Canadian GAAP
Operating Data:
Revenue	$903.3	$720.0	$711.9	$617.2	$593.8
Direct costs	(702.2)	(576.0)	(546.0)	(473.2)	(465.6)
General and administration costs	(25.8)	(18.6)	(21.4)	(23.8)	(11.7)
Amortization	(30.5)	(25.2)	(20.5)	(18.6)	(20.0)
Restructuring costs	(17.6)	(9.2)	-	-	-
Gain on disposals of assets	4.1	3.3	2.4	1.9	6.8
Operating income	131.3	94.3	126.4	103.5	103.3
Debt settlement costs	(2.0)	(19.7)	(12.5)	-	(18.6)
Financing charges
Interest expense	(32.9)	(30.6)	(30.8)	(42.3)	(53.6)
Other	(4.2)	1.7	(3.7)	(5.7)	(2.8)
	92.2	45.7	79.4	55.5	28.3
Non-controlling interest	(0.3)	-	-	-	-
Equity in earnings (loss) of associated companies	5.5	3.9	2.3	1.1	(0.4)
Income tax (provision) recovery	(23.8)	16.7	(1.9)	(9.8)	5.9
Net earnings from continuing operations	73.6	66.3	79.8	46.8	33.8
Net loss from discontinued operations	(11.0)	(2.6)	(14.3)	-	-
Net earnings	$62.6	$63.7	$65.5	$46.8	$33.8

Per Share Data:
Basic
Net earnings from continuing operations	$1.75	$1.60	$1.92	$1.42	$1.08
Net loss from discontinued operations	(0.26)	(0.06)	(0.34)	-	-
Net earnings	1.49	1.54	1.58	1.42	1.08
Diluted
Net earnings from continuing operations	1.61	1.47	1.76	1.30	1.01
Net loss from discontinued operations	(0.24)	(0.06)	(0.30)	-	-
Net earnings	1.37	1.41	1.46	1.30	1.01
Dividends per participating voting share	0.30	0.25	0.10	-	0.06
Dividends (in U.S. $) per share (ii)	0.24	0.19	0.06	-	0.04

Weighted average shares
outstanding in (000)	42,673	42,122	41,456	32,929	31,458

Other Financial Data:
Revenue
Helicopter operations
Europe	$437.9	$437.6	$464.1	$406.2	$351.3
International	233.5	191.8	184.8	167.4	146.2
Schreiner (iii)	154.6	32.5	-	-	62.0
Total helicopter operations	826.0	661.9	648.9	573.6	559.5
Repair and overhaul	77.3	58.1	63.0	43.6	34.3
Total revenue	$903.3	$720.0	$711.9	$617.2	$593.8

	As at and for the fiscal year ended April 30
	2005	2004	2003	2002	2001
		(i)	(i)	(i)	(i)
	(in millions of Canadian dollars except per share amounts)
Other Financial Data (cont’d):
Segment EBITDA (iv)
Helicopter operations
Europe	$74.1	$72.1	$88.6	$74.0	$62.0
International	46.0	28.3	39.9	39.0	44.7
Schreiner	35.0	3.3	-	-	-
	155.1	103.7	128.5	113.0	106.7
Repair and overhaul	41.8	41.2	37.4	31.0	24.9
Corporate and other	(21.6)	(19.5)	(21.4)	(23.8)	(15.1)
	$175.3	$125.4	$144.5	$120.2	$116.5

Total capital asset additions (v)	$276.4	$185.1	$105.6	$175.6	$179.0
Ratio of earnings to fixed charges (vi)	2.6x	2.1x	2.5x	1.8x	1.4x

Balance Sheet Data:
Working capital	$260.7	$281.7	$240.6	$272.6	$187.9
Total assets	1,743.2	1,534.9	1,157.6	1,171.0	1,002.9
Total debt	627.1	514.0	321.3	424.8	464.1
Total liabilities	1,237.2	1,073.2	744.6	838.7	847.5
Capital stock	239.5	238.4	237.0	236.0	119.5
Shareholders’ equity	506.0	461.7	413.0	332.3	155.4

Amounts under U.S. GAAP
Operating Data:
Revenue	$903.3	$720.0	$711.9	$617.2	$593.8
Direct and general and administrative costs	733.0	593.4	570.9	503.4	481.0
Amortization	30.5	25.2	20.5	18.7	20.0
Financing charges	41.9	52.3	17.8	48.0	56.4
Net earnings	55.1	45.8	86.6	51.6	20.8
Per Share Data:
Basic earnings per share	$1.31	$1.11	$2.09	$1.57	$0.66
Diluted earnings per share	1.21	1.02	1.93	1.43	0.62
Dividends per participating voting share	0.30	0.25	0.10	-	0.06
Dividends (in U.S. $) per share (ii)	0.24	0.19	0.06	-	0.04

Weighted average shares outstanding in (000)	42,673	42,122	41,456	32,929	31,458

Balance Sheet Data:
Working capital	$257.7	$282.8	$254.9	$274.8	$295.5
Total assets	1,742.3	1,535.8	1,124.8	1,153.0	989.1
Total debt	627.6	515.0	322.2	424.8	464.1
Total liabilities	1,300.5	1,078.5	742.3	837.0	851.6
Capital stock	239.6	238.5	237.0	236.0	119.5
Shareholders’ equity	441.8	457.3	382.5	316.0	137.5

(i)	Reclassified. See Note 4 to our audited consolidated financial statements included elsewhere in this Annual Report.
(ii)	Amounts have been converted to U.S. dollars at the average exchange rate for the period as provided below.
(iii)	Schreiner helicopter operations revenue includes some repair and overhaul revenue.
(iv)
Segment EBITDA is defined as segment earnings before amortization, restructuring costs, gain on disposals of assets, debt settlement costs, financing charges, non-controlling interest, equity in earnings (loss) of associated companies, and income tax (provision) recovery. See Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report.

(v)	Total capital asset additions include all asset acquisitions, including aircraft, as well as helicopter major inspection and helicopter component expenditures during the period.
(vi)	Refer to "Exhibit 7.1 - Fixed Charge Coverage Ratio"

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

	Year ended April 30,
	2005 U.S.$	2004 U.S.$	2003 U.S.$	2002 U.S.$	2001 U.S.$

Exchange rate at the end of period	0.7957	0.7293	0.6975	0.6377	0.6510
Average exchange rate during period	0.7891	0.7445	0.6498	0.6370	0.6611
High exchange rate during period	0.8493	0.7880	0.6975	0.6636	0.6831
Low exchange rate during period	0.7158	0.7032	0.6264	0.6179	0.6333

The following table sets forth, for the periods indicated, the monthly high and low U.S. dollar exchange rates based on the high and low noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The rates quoted are the number of United States dollars per one Canadian dollar.

	Month ended
	August 31, 2005 U.S.$	July 31, 2005 U.S.$	June 30, 2005 U.S.$	May 31, 2005 U.S.$	April 30, 2005 U.S.$	March 31, 2005 U.S.$

High	0.8412	0.8300	0.8159	0.8082	0.8253	0.8322
Low	0.8207	0.8041	0.7950	0.7872	0.7957	0.8024

We report our financial results in Canadian dollars and, unless otherwise indicated, references herein to "dollars", "$" or "CDN" are to Canadian dollars. Except where otherwise specifically noted, all amounts stated in U.S. dollars are included for convenience and are stated as a matter of arithmetical computation only. Except where otherwise specifically noted, U.S. dollar amounts are based on the April 30, 2005 noon buying rate for cable transfers of the Canadian dollar in New York City of U.S. $0.8091 as certified for customs purposes by the Federal Reserve Bank of New York. These amounts should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at these rates. These rates differ from some of the rates used in the preparation of our financial statements included in this Annual Report and therefore U.S. dollar amounts used herein may differ from corresponding actual U.S. dollar amounts that were translated into Canadian dollars in the preparation of these financial statements. On September 9, 2005 the noon buying rate for a Canadian dollar was U.S.$0.8511.

RISK FACTORS

This section is intended to be a summary of more detailed discussions elsewhere in this Annual Report. The risks described below are not the only ones we face. Additional risks may impair our business operations. Our business, results of operations or financial condition could be materially adversely affected if any of these risks materialize.

Our operations are largely dependent upon the level of activity in the oil and gas industry

To varying degrees these activity levels are affected by trends in oil and gas prices. Historically, the prices for oil and gas have been volatile and are subject to wide fluctuations in response to changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond our control. We cannot predict future oil and gas price movements. Any prolonged reduction in oil and gas prices could depress the level of helicopter activity in support of exploration and, to a lesser extent, production activity and, therefore, have a material adverse effect on our business, financial condition and results of operations. For the fiscal year ended April 30, 2005 revenue generated by helicopter transportation services for the oil and gas industry was 67% of the Corporation’s total revenue compared to 73% for the previous fiscal year.

If oil and gas companies undertake cost reduction methods, there may be an adverse effect on our business

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

Our overall operations are highly dependent upon the level of activity in the North Sea

Approximately 59% of our oil and gas based revenues for the fiscal year ended April 30, 2005 were derived from our helicopter support services to customers operating in the North Sea. If activity in oil and gas production and exploration in the North Sea declines, our business, financial condition and results of operations would be materially and adversely affected.

Many of the markets in which we operate are highly competitive, which may result in a loss of market share or a decrease in revenue or profit margins

Contracting for helicopter services is usually done on the basis of competitive bidding among those having the necessary equipment and resources. In our medium and heavy helicopter operations, for which helicopters comprising 89% of our helicopter fleet at April 30, 2005 are used, we compete against a number of helicopter operators including Offshore Logistics Inc. (“OLOG”), which is the other major global commercial helicopter operator, and other local and regional operators. In addition, many of our customers in the oil and gas industry have the financial ability to perform their own helicopter flying operations in-house should they elect to do so.

Our main competitors within the repair and overhaul business are the original equipment manufacturers of helicopters and their components. As such, our main competitors are also our main parts suppliers, which could result in our inability to obtain parts in a timely manner in required quantities at competitive prices.

We rely on a limited number of large, long-term offshore helicopter support contracts and, if some of these are discontinued, our revenues could suffer

We derive a significant amount of our revenue from long-term offshore helicopter support contracts with oil and gas companies. During fiscal 2005, a contract with Talisman Energy (U.K.), in respect of the North Sea was not renewed and subsequently expired in March 2005. That contract generated revenue of approximately $22 million per annum. In addition, ConocoPhillips Norway and bp/Talisman announced that after a short extension, they would not be renewing contracts that expire on September 1, 2006 and December 31, 2005, respectively. These contracts generate approximately $46 million per annum. In addition, a substantial number of our long-term contracts contain provisions permitting early termination by the customer. In addition, upon expiration of their term, these contracts are subject to a bidding process that could result in the loss of these contracts to competitors. The loss of one or more of these large contracts could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to acquire the necessary aircraft or insurance, we may not be able to take advantage of growth opportunities

There are lead times of up to 18 months to obtain the primary new heavy and medium aircraft types most often required by our customers. While up to now we have been able to acquire sufficient aircraft, a lack of available aircraft or the failure of our suppliers to deliver the aircraft we have ordered on a timely basis, could limit our ability to take advantage of growth opportunities.

Helicopter operations involve risks that may not be covered by our insurance or may increase the cost of our insurance

Operation of helicopters involves some degree of risk. Hazards, such as aircraft accidents, adverse weather and marine conditions, collisions and fire, are inherent in furnishing helicopter services and can cause personal injury and loss of life, severe damage to and destruction of property and equipment, and suspension of operations. Our inability to renew our liability insurance coverage or the loss, expropriation or confiscation of, or severe damage to, a large number of our helicopters could adversely affect our operations and financial condition. We believe we are adequately covered by insurance in light of our historical need for insurance coverage. The events of September 11, 2001 caused a worldwide increase in insurance rates, particularly in the business in which we operate, and restricted the ability of operators to acquire war liability coverage above certain limits. As a result of these and other factors, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we consider reasonable. Furthermore, we are not insured for loss of profit or use of our helicopters.

If we are unable to maintain required government-issued licenses for our operations, we will be unable to conduct helicopter operations in the applicable country

Europe

48.5% of our revenue for the fiscal year ended April 30, 2005 originated from helicopter flying services from our European based operations (U.K., Norway, Denmark and Ireland). To operate helicopters in the U.K. and in the U.K. sector of the North Sea, an operator must be licensed by the U.K. Civil Aviation Authority. Under applicable European law, an operator must be "effectively controlled" and "majority owned" by nationals of Member States of the European Union (or the European Economic Area) to maintain its license. Our U.K. operating subsidiary, CHC Scotia Limited (“Scotia”) has been licensed to operate helicopters by the U.K. Civil Aviation Authority, on the basis that we are (and therefore Scotia is) majority owned and controlled by European Nationals because our Executive Chairman, Mr. Craig L. Dobbin, a citizen of both Canada and the Republic of Ireland (a Member State of the European Union) holds a sufficient number of securities of CHC. However, the U.K. Secretary of State (generally acting upon the advice of the U.K. Civil Aviation Authority) may revoke the license held by Scotia or effectively require us to dispose of our interests in Scotia if at any time we do not satisfy applicable nationality requirements. In 1994, two U.K. competitors of CHC alleged that we did not satisfy these requirements and that, as a result, Brintel Helicopters Limited (“Brintel”), our only U.K. helicopter operation at the time, was not entitled to maintain its operating license. Although discussions and correspondence with the European Commission, the United Kingdom Department of Environment, Transport and the Regions and the U.K. Civil Aviation Authority confirmed that the issuance of ordinary shares to Mr. Dobbin in December 1997 allowed us to satisfy the nationality requirements, this will not necessarily preclude further challenges of Scotia's right to maintain its operating license on this or any other basis. Further, Scotia's eligibility to maintain its license could be adversely affected if Mr. Dobbin were to dispose of the shares he holds in CHC, if his percentage ownership of CHC were to otherwise decrease, or if he were to die and no alternative arrangement acceptable to the U.K. Civil Aviation Authority were implemented. Our Danish and Irish subsidiaries are subject to the same European Union nationality requirements. The revocation of these licenses would have a material adverse effect on our business, financial condition and results of operations.

Our Norwegian subsidiaries are subject to substantially the same European Union nationality requirements with regard to ownership and control as are our U.K. subsidiaries due to Norway’s status as a Member State of the European Economic Area, and the agreement between the European Union and the European Economic Area harmonizing aviation relations between the two. On May 9, 1999, in response to objections initiated by the previous management of HSG, the Norwegian Ministry of Transport confirmed in writing that it had adopted the same position as the U.K. Civil Aviation Authority with regard to CHC's satisfaction of the European Union (and European Economic Area) nationality requirements and therefore would not challenge HSG's eligibility to hold helicopter operating licenses in Norway after our acquisition of HSG. The revocation of these licenses would have a material adverse effect on our business, financial condition and results of operations.

Schreiner Aviation Group (“Schreiner”), through subsidiaries, operates aircraft in Europe and is subject to the same European Union and European Economic Area nationality requirements with regard to ownership and control as are our U.K. and Norwegian subsidiaries. The Dutch Civil Aviation Authority advised us in writing prior to our acquisition of Schreiner that Schreiner was in compliance with applicable European ownership and control requirements and, based on information provided by us, would continue to be so following its acquisition by us. In accordance with Dutch Civil Aviation procedures, we were required to submit certain information regarding our ownership and control to the Dutch Civil Aviation Authority following our acquisition of Schreiner to formally demonstrate that Schreiner continues to meet the European ownership and control requirements. We have submitted the required information to the Dutch Civil Aviation Authority.

We believe that we are currently “majority owned” and “effectively controlled” within the meaning of European Union and European Economic Area licensing requirements. However, it may be difficult to establish with certainty that we are majority owned by European nationals, given the difficulty of establishing the beneficial ownership of shares held through depositories and nominees.

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

South Africa

South African law requires that at least 75% of the voting rights of a holder of a domestic air services license must be held by residents of the Republic of South Africa. Upon acquiring its interest in Court Air (Pty) Ltd. (“Court Air”), HSG obtained a letter from the Ministry of Transport in South Africa, confirming its approval of HSG's indirect acquisition of Court Air on the basis that Court Air's immediate parent, Court Air Holdings (Pty) Ltd., was a South African registered company. Legal advice from our South African counsel confirmed that Court Air's licenses for helicopter operations in South Africa would not be adversely affected by our acquisition of HSG, but cautioned that there is some continuing risk that the South African Ministry of Transport could reverse its prior decision. While no action with respect to these licenses has been taken since our acquisition of HSG in 1999, any such reversal of decision could materially and adversely affect our business, financial condition and results of operations.

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

Other Countries

Our operations in other foreign countries are regulated to various degrees by their governments and must be operated in compliance with those regulations and, where applicable, in accordance with our international air service licenses and air operator certificates. These regulations may require us to obtain a license to operate in that country, may favour local companies or require operating permits that can only be obtained by locally registered companies and may impose other nationality requirements. Although we have operated in most of these countries for a number of years, we cannot assure you as to what foreign governmental regulations may be applicable in the future to our helicopter operations. In addition, we operate in partnership with local registered companies in many of these other foreign countries. The failure of those companies to maintain their licenses or the termination of our partnerships could have a material adverse impact on our results.

Our international operators may suffer due to political, economic and regulatory uncertainty

A substantial portion of our revenue in recent years has been attributable to operations outside North America and Europe by our international operating segment. 35% of revenue for our fiscal year ended April 30, 2005 was generated from these operations. Risks associated with some of our international operations include war and civil disturbances or other events that may limit or disrupt markets, expropriation, requirements to award contracts, concessions or licenses to nationals, international exchange restrictions and currency fluctuations, changing political conditions, licensing requirements and monetary policies of foreign governments. Any of these events could materially adversely affect our ability to provide services to our international customers. Certain of our helicopter leases and certain of our loan agreements impose limitations on our ability, including requiring the prior approval of the lessor or the lender, to locate particular helicopters in certain countries. We cannot assure you that these limitations will not affect our ability to allocate resources in the future.

Fluctuations in currencies may make it more costly for us to pay our debt

We prepare our financial statements in Canadian dollars. However, many of our revenues and operating expenses are denominated in the reporting currencies of our principal foreign operating subsidiaries, which consist primarily of pound sterling, Norwegian kroner, U.S. dollars, Australian dollars, South African Rand and euros. Therefore, we are exposed to exchange rate and currency risks. In preparing our financial statements, we must convert all non-Canadian dollar financial statement items to Canadian dollars at varying rates of exchange. This may ultimately result in a currency gain or loss at the end of each fiscal period, the outcome of which we cannot predict. Furthermore, we may sometimes be required to make capital expenditures, or payments on debt, from revenues earned in other currencies. The same is true of expenses in pound sterling, Norwegian kroner, South African Rand, Australian dollars and euros. To the extent that the currency of our revenues weakens relative to the currency of our expenses, we are exposed to exchange rate losses.

In general, our cash outflows exceed our cash inflows to a significant extent in only two currencies, the Canadian dollar and the euro. Where applicable, we hedge our exposure to losses from fluctuations in exchange rates. Losses from changes in the value of foreign currencies relative to the Canadian dollar could materially affect our business, financial condition and results of operations.

The loss of key personnel could affect our growth and future success

Our success has been dependent on the quality of our key management personnel, including Craig L. Dobbin, our Executive Chairman, and Sylvain A. Allard, our President and Chief Executive Officer. The loss of Mr. Dobbin or Mr. Allard, due to time constraints, illness, death or any other reason, could have a material adverse effect on our business. In addition, since we have independent management teams at our divisions, loss of the services of other key management personnel at our corporate and divisional headquarters without being able to attract personnel of equal ability could have a material adverse effect upon us.

We may experience work stoppages that could cause disruptions in our operations

We are party to the following collective labour agreements:

•
In Norway our pilots have a two-year collective agreement that expires April 30, 2006. Ground staff and engineers have a two-year agreement that expires March 31, 2006. Repair and overhaul employees have a central agreement extending to March 31, 2006 and two-year local agreements that expire on September 30, 2006.

•
In the U.K., we have a collective agreement with our pilots and a separate agreement with our engineers and other ground staff, both of which expired on June 30, 2005. The Company has successfully negotiated a new five-year collective agreement with our pilots. The Company anticipates a successful agreement with the engineers and support staff. Negotiations are underway to reach new agreements with these groups.

•	In Denmark, we have a multi-year collective agreement with our pilots that will expire on June 30, 2007, and separately with our engineers and ground staff that expires June 30, 2007.

•	In Ireland, we have collective pay agreements in place with our pilots, aircrew and engineers that expire April 30, 2006.

•
In Australia, we have a collective agreement with our pilots that expired May 2, 2005. Our collective agreement with aircrew in Australia expired in December 2003 and a replacement agreement is in the process of being ratified. Our engineers’ agreement in Australia expired August 31, 2005. Negotiations on a new agreement are ongoing.

•
In the Netherlands, we have an effective collective agreement with our pilots and with our ground staff and general administrative staff that expired June 2005 and is currently under negotiations. We expect the negotiations to be finalized in September 2005. As at the filing date of this document, no agreement has been reached.

•	We also have a collective agreement with certain of the employees at CHC Composites Ltd. that expires on October 15, 2006.

Employees at our other helicopter operations are not unionized.

During the past three years we had a work stoppage at one of our operating units in Europe, which lasted for less than 45 days. In addition, there have been some short-term national strikes in Nigeria that have had no significant impact on our Nigerian operations.

Schreiner is subject to the Netherlands Work Council Act and must seek the advice of the Netherlands Work Council prior to implementing a variety of decisions.

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

We are controlled by our principal shareholder who can determine the outcome of matters to be decided by our shareholders

As of April 30, 2005, Mr. Dobbin, directly and indirectly through Discovery Helicopters Inc. (“Discovery”) and O.S. Holdings Inc., beneficially owned 6.8% of our Class A Subordinate Voting Shares (which are entitled to one vote per share), 94.7% of our Class B Multiple Voting Shares (which are entitled to 10 votes per share) and all of our Ordinary Shares (which are entitled to one vote per 10 shares), representing in the aggregate 61.7% of the voting power on matters put before our shareholders.

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

Assimilating our recent acquisitions or any future material acquisitions into our corporate structure may strain our resources and have an adverse impact on our business

The assimilation of recent acquisitions and any future material acquisitions we may make into our company will require substantial time, effort, attention and dedication of management resources and may distract our management in unpredictable ways from our ordinary operations. The transition process could create a number of potential challenges and adverse consequences for us, including the possible unexpected loss of key employees, customers or suppliers, a possible loss of revenues or an increase in operating or other costs. Inefficiencies and difficulties may arise because of unfamiliarity with new assets and the business associated with them, new geographic areas and new regulatory systems. These types of challenges and uncertainties could have a material adverse effect on our business, financial condition and results of operations. We may not be able to effectively manage the combined operations and assets or realize any of the anticipated benefits of acquiring such acquisitions or any future material acquisition.

If the assets in our pension plans are not sufficient to meet the plans’ obligations, we may be required to make substantial cash contributions and our liquidity may be adversely affected

We sponsor funded and unfunded defined benefit pension plans for our employees principally in Canada, the U.K., Netherlands and Norway. As of April 30, 2005, there was a $75.7 million funding deficit related to our various defined benefit pension plans which require ongoing funding by us and a $46.5 million obligation related to our various unfunded plans.

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

The reorganization and consolidation of our operations may strain our resources and have an adverse impact on our business

The reorganization and consolidation of our operations into a new organizational structure will require substantial time, effort, attention and dedication of management resources to complete and may distract our management in unpredictable ways from our ordinary operations. The transition process could create a number of potential challenges and adverse consequences for us, including the possible loss of key employees, customers or suppliers, a possible loss of revenue or an increase in operating or other costs. These types of challenges and uncertainties could have a material adverse effect on our business, financial condition and results of operations. We may not be able to effectively manage the reorganized operations and assets or realize any of the anticipated benefits from the restructuring.

We are subject to many different forms of taxation in various jurisdictions throughout the world which may lead to disagreements with tax authorities regarding the application of tax law

Income tax law and administration is extremely complex and often requires us to make subjective determinations. The tax authorities in the various jurisdictions where we carry on business may not agree with the determinations that are made by us with respect to the application of tax law. Such disagreements could result in lengthy legal disputes and, ultimately, in the payment of substantial funds to the government authorities of foreign and local jurisdictions.

Our estimate of tax related assets, liabilities, recoveries and expenses incorporates significant assumptions. These assumptions include, but are not limited to, the tax rates in various jurisdictions, the effect of tax treaties between jurisdictions, taxable income projections, and the benefits of various restructuring plans. To the extent that such assumptions differ from actual results, we may have to record additional income tax expenses and liabilities.

ITEM 4.	INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

CHC Helicopter Corporation was formed by amalgamation on July 31, 1987 under the Canada Business Corporations Act.  The Corporation's registered office is 34 Harvey Road, 5th Floor, St. John’s, Newfoundland and Labrador, Canada, A1C 5V5. The Company's head office is 4740 Agar Drive, Richmond, British Columbia, Canada, V7B 1A3 (telephone number 604-276-7500).

In the United States, our agent for service of process is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York, 10011 (telephone number 1-800-223-7567).

The Company was created in 1987 as a holding company to combine the operations of Sealand Helicopters Limited and Toronto Helicopters Limited (both of which were Canadian companies controlled by Mr. Craig L. Dobbin, Chairman of the Board and Chief Executive Officer of the Company and a principal shareholder) and to acquire Okanagan Helicopters Ltd., a Canadian company that operated 125 helicopters at the time of its acquisition. Since its formation, the Company has grown internally as well as through acquisitions; the most significant of which were the acquisition in 1988 of the majority of the assets of Ranger Helicopters Limited, which was then operating 37 helicopters; the acquisition in 1989 of all the outstanding shares of Viking Helicopters Limited, which was then operating 60 helicopters; the acquisition in 1993 and 1994 of all the outstanding shares of Brintel Holdings Limited, which was then operating approximately 25 heavy helicopters; the acquisition in August 1999 of all the outstanding shares of HSG, which was then operating 115 helicopters; and the acquisition in February 2004 of all the shares of Schreiner Luchtvaart Groep B.V. (“Schreiner”) which was then operating 43 aircraft.

PRINCIPAL ACQUISITIONS AND CAPITAL EXPENDITURES

The Company has undergone significant restructuring in recent years.

On January 13, 2005 the Company acquired the assets and capabilities of Coulson Aero Technologies Ltd. (“Coulson”), a British Columbia based helicopter component and turbine engine maintenance repair and overhaul (“MRO”) provider.

On September 23, 2004 the Company acquired a majority of the shares of Aero Turbine Support Ltd. (“ATSL”). ATSL is an independent aircraft engine repair and overhaul company servicing General Electric CT58/T58 and Pratt & Whitney Canada, PT6T turboshaft engines.

On August 17, 2004 the Company acquired 100% of the shares of Multifabs Survival Ltd. (“Multifabs”), an Aberdeen based company specializing in the production of cold water survival suits for military forces, emergency services and offshore oil and gas companies around the world.

On March 5, 2004 the Company completed the acquisition of U.K.-based Whirly Bird Services Limited (“Whirlybird”). Whirlybird is a global supplier of survival suits and related aircraft passenger survival equipment.

On February 16, 2004 the Company completed its acquisition of Schreiner, located in the Netherlands, for total consideration of $143.9 million (€87.1 million), including the settlement of $41.5 million (€25.2 million) of Schreiner’s debt. At April 30, 2004 Schreiner’s fleet of 38 aircraft consisted of 28 helicopters and 10 fixed-wing aircraft. In addition, Schreiner operated nine aircraft belonging to its 40% owned equity investee in Nigeria.

Capital asset additions include all asset acquisitions, including aircraft, as well as helicopter major inspection and helicopter component expenditures. Capital asset additions of $276.4 million were incurred during the year ended April 30, 2005. Of this amount $170.6 million related to aircraft additions (net of the application of $23.9 million in aircraft deposits) and modifications and $27.0 million related to other property and equipment. Capital expenditures for helicopter major components totalled $63.3 million. We also spent $15.5 million on helicopter major inspections. Proceeds on disposal of capital assets were $90.9 million for the year ended April 30, 2005.

Capital asset additions of $185.1 million were incurred during the year ended April 30, 2004. Of this amount, $99.0 million related to aircraft additions (net of the application of $20.0 million in aircraft deposits) and modifications and $17.9 million related to other property and equipment. Capital expenditures for helicopter major components totalled $59.0 million. We also spent $9.2 million on helicopter major inspections. Proceeds on disposal of capital assets were $126.9 million for the year ended April 30, 2004.

Capital asset additions of $105.6 million were incurred during the year ended April 30, 2003. Of this amount, $18.4 million related to aircraft additions and modifications and $26.3 million related to other property and equipment. Capital expenditures for helicopter major components totalled $47.5 million. We also spent $13.4 million on helicopter major inspections. Proceeds on disposal of capital assets were $74.9 million for the year ended April 30, 2003.

BUSINESS OVERVIEW

General

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

We provide helicopter transportation services to a broad base of major energy companies and independent and state-owned oil and gas companies. We principally provide helicopter transportation services for production and exploration activities and, to a lesser extent, parts and equipment, to, from and among offshore production platforms, drilling rigs and other facilities. During the year we created Heli-One, the world’s largest independent helicopter support company to provide repair and overhaul services, aircraft leasing, integrated logistics support, helicopter parts sales and distribution, safety and survival equipment and other related services. We also provide helicopter transportation services for emergency medical and search and rescue activities (“EMS/SAR”) and ancillary services such as flight training.

In general, we target opportunities with long-term contracts and where customers require sophisticated medium and heavy helicopters operated by highly trained pilots. We are a market leader in most of the regions that we serve, with an established reputation for quality and reliable service. We are the largest operator in the North Sea, one of the world’s largest oil producing regions, and a global operator servicing the oil and gas industry in South America, Africa, Australia and Asia. For the fiscal year ended April 30, 2005 revenue generated by helicopter transportation services for the oil and gas industry was 67% of the Corporation’s total revenue compared to 73% for the previous fiscal year.

We believe that our repair and overhaul and flight training capabilities reduce our costs and give us control over the quality of our maintenance and pilot training. We believe that these capabilities enhance our competitive position, further diversify our revenue streams and solidify our worldwide reputation as a full-service, high-quality helicopter operator. Furthermore, we believe that our repair and overhaul capabilities provide us with a source of relatively stable third-party revenue. We also provide flight training, helicopter leasing and safety and survival equipment services.

Our global customer base consists of a broad range of oil and gas companies and governmental bodies and includes operating subsidiaries of, and government bodies, in:

Agip	DeBeers	Republic of Ireland
Apache	Exxon Mobil	Royal Dutch/Shell Group
bp	Kerr-McGee	Statoil
Chevron	Maersk	TotalFinaElf
Commonwealth of Australia	Norsk Hydro	Unocal
ConocoPhillips	Premier

We service the majority of our customers under contracts that typically contain some combination of fixed and hourly rates and have terms ranging from two to five years with one or more one-year renewal options. We derived approximately 67% of our revenue for the year ended April 30, 2005 from such long-term contracts.

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

•
Low Cost Operator. We believe that we have significant cost advantages over our competition with respect to our medium and heavy helicopter services, which increases our likelihood of winning new contracts. We believe that our economies of scale and in-house repair and overhaul capabilities give us a cost advantage over competitors who must incorporate higher third-party repair and overhaul costs into their bids. Furthermore, our broad network of regional bases allows us to efficiently deploy our existing helicopters to service contracts worldwide.

•
Long-Term Customer Relationships. We have worked successfully for many years with major oil and gas companies, some of which have been our customers continuously for more than 20 years. As a result of our established long-term customer relationships, our focus on safety and flight training, our crews’ experience and the quality of our services, we consistently meet or exceed our customers’ standards and are invited to bid on new projects. In addition to standard helicopter transportation services, certain of our customers rely on us for ancillary services, including our computerized logistics systems for crew scheduling and passenger handling services, all of which help to strengthen our customer relationships.

•
Large, Modern and Diversified Fleet of Aircraft. To meet the diverse operational requirements of our customers, we maintain a large fleet that includes some of the most sophisticated helicopters in the world. As of April 30, 2005 we operated 215 aircraft, comprised of 76 heavy helicopters, 115 medium helicopters, 10 light helicopters and 14 fixed-wing aircraft. Our helicopter fleet consists of ten types of helicopters manufactured primarily by Eurocopter, Sikorsky and Bell. During the year, we purchased two Sikorsky S-92s to compliment our fleet of 18 Super Puma MkIIs. These two aircraft types represent the most advanced civilian heavy helicopter types in service.

•
Retention of Asset Value. We estimate that the fair market value of our owned aircraft fleet as of April 30, 2005 was approximately $628.9 million, exceeding its net book value by approximately $53.2 million. As well, since approximately 70-75% of a helicopter's value resides in its major components, including engines, gearboxes and transmissions, which are replaced or upgraded on a regular basis, older models of helicopters that have been upgraded are capable of meeting many of the same performance standards as newer models. As a result, when helicopters are sold as part of our ongoing fleet management, we often receive prices in excess of the net book value. For example, between May 1, 2000 and April 30, 2005 we disposed of helicopters for gross proceeds of $341.3 million, which was approximately 19% higher than their aggregate net book value of approximately $287.5 million as at the dates of disposition.

•
In-House Repair and Overhaul Business. We believe that our repair and overhaul activities reduce our costs, diversify our revenue streams and help position us as a full-service, high-quality helicopter operator. We are a market leader in repair and overhaul capability and have the only licensed commercial engine and major component repair and overhaul facility in the world for the Eurocopter Super Puma helicopter, other than the original equipment manufacturers and have the capability to support several other helicopter types including Eurocopter Dauphin, Sikorsky S61, S76 and Bell 212/412. This capability allows us to control the quality and the cost of our helicopter maintenance, repair and refurbishment.

•
Proven and Experienced Management Team. Our senior management team, including our executive management, the divisional presidents and managing directors, have an average of over 20 years of experience in the helicopter operations industry. Our management team has implemented a series of strategic initiatives in recent years, including, most recently, our global restructuring initiative and the creation of the Heli-One support group. Heli-One is the world’s largest independent helicopter support company, which offers services to the helicopter industry including: repair and overhaul, integrated logistics support, aircraft leasing, heavy maintenance, design and engineering, helicopter parts distribution, inventory management and safety and survival equipment. In addition, we have successfully integrated a significant number of acquisitions during the Corporation’s history.

Business Strategy

Our goal is to enhance our leadership position in the global helicopter services industry by continuing to provide value-added services to our customers while maximizing our return on assets and cash flows. In our pursuit of this goal, we intend to focus on the following key initiatives:

•
Strengthen Competitive Position in Existing Markets. We intend to increase our ability to win new contracts, renew existing contracts, strengthen our existing customer relationships and enhance our competitive position by improving our focus on customer needs and reducing costs while maintaining our high standards for safety and reliability. Our new organizational structure means that we are ideally positioned to service increased demand from existing customers and new entrants to the marketplace.

•
Growth Through Acquisition. During the year we acquired Multifabs, a majority position in ATSL, and the assets and capabilities of Coulson. These acquisitions are an important component of Heli-One, our independent support group. We intend to seek out additional acquisition opportunities to further strengthen our position in existing markets and expand into new markets.

•
Selectively Expand International Operations. We intend to capitalize on our broad geographic coverage, our long-term customer relationships and our fleet capabilities to pursue new opportunities in Africa, Asia and other developing oil and gas regions, which are expected to be the fastest growing markets for offshore helicopter transportation services.

•
Expand the Helicopter Support Business with Heli-One. We plan to expand our repair and overhaul business by further penetrating the Super Puma major component and engine overhaul market and pursue new opportunities in medium aircraft maintenance and military helicopter support. With the recent acquisitions of Multifabs, ATSL and Coulson, and the start-up of the Corporation’s S61/S76 dynamic component overhaul facility, Heli-One is developing the capability to support on a nose-to-tail basis our entire fleet of over 80 S61 and S76 aircraft and to compete for helicopter work for a worldwide fleet of more than 500 aircraft in this sector. In addition to repair and overhaul Heli-One provides the following services to the helicopter industry:

-	Integrated logistics support;
-	Aircraft leasing;
-	Heavy maintenance;
-	Design and engineering;
-	Helicopter parts and distribution;
-	Inventory management; and
-	Safety and survival equipment manufacturing and support.

•
Pursue Profitable New Business Beyond the Oil and Gas Sector. We believe that we have a competitive advantage in the EMS/SAR sectors by virtue of our experience in servicing the oil and gas industry. We believe that this advantage stems from our ability to operate sophisticated twin-engine medium and heavy helicopters with highly trained pilots in complex situations for large customers. Typically EMS/SAR customers require the operator to meet stringent quality standards on a long-term basis, excluding from the bidding process operators who would otherwise compete primarily on the basis of price.

•
Continue to Focus on Long-Term Contracts. We seek to enter into long-term contracts with our major customers in order to maximize the stability of our revenue. Revenue from operations under long-term contracts represented approximately 68% of our revenue during the last two fiscal years.

Industry

Helicopter Flying Operations

Helicopters in use today may be divided into two general categories. Single engine (light) aircraft, which have a passenger capacity of three to six, operate under visual flight rules (“VFR”), (daylight and good weather flying only) and can be operated with one pilot. Given their low passenger capacity and inability to fly in poor weather conditions, these aircraft are generally limited to onshore operations. In recent years, we have sold most of our operations and aircraft in this category and, at April 30, 2005, we had only 10 light helicopters in our fleet. However, we have a 38% interest in Inversiones Aereas S.L. (“Inaer”), which operates light and medium aircraft in the Spanish onshore market.

Twin-engine (heavy and medium size) aircraft generally require two pilots, have a passenger capacity of nine to twenty-six and can operate under instrument flight rules (“IFR”), (daytime and night time flying under a variety of weather conditions). The greater passenger capacity, longer range, and ability to operate in adverse weather conditions make these aircraft more suitable than single engine aircraft for offshore support. The high cost of these larger aircraft and their limited availability tend to lessen competition from smaller operations. We operated 191 helicopters in this category (76 heavy and 115 medium helicopters) as at April 30, 2005.

Various types of helicopters are required to meet the diverse needs of the industries they serve. Medium to heavy helicopters are generally utilized to support the oil and gas, construction and forestry industries, and for EMS/SAR. They are also used for transporting larger numbers of passengers and supplies or for lifting heavy weights, and are capable of operating during the night and in adverse weather conditions. Typically equipped with IFR equipment, medium to heavy helicopters are capable of long distance flights to offshore oil platforms. Where appropriate, specialized equipment is installed for providing emergency medical service support or for use in certain challenging environments such as the North Sea. Light to medium helicopters are used to support the utility and mining sectors, as well as certain parts of the construction and forestry industry, where transporting a smaller number of passengers or carrying light loads is required.

We contract with customers to provide aircraft for various periods of time. Contracts for helicopter services in support of oil and gas exploration activities are generally short-term, usually twelve months or less. Contracts for transport of personnel and equipment to oil and gas production sites are generally long-term with terms typically ranging from two to ten years, averaging approximately 3.5 years. Such contracts are ordinarily awarded following a competitive bidding process among pre-qualified bidders. Contracts may be based on a fixed monthly fee with an additional hourly charge for actual flight time, or solely on an hourly charge for actual flight time. Approximately 51% of our fiscal 2005 flying revenue (fiscal 2004 - 56%) was derived from hourly charges and the remaining 49% (fiscal 2004 - 44%) was generated by fixed monthly charges. Typically, we supply crew and maintenance personnel in addition to aircraft. However, we have a limited number of contracts under which we supply aircraft only to local helicopter operators, often in conjunction with repair and overhaul and training services. We will continue to pursue this latter type of contract as such arrangements may allow us to partner with other local operators to effectively penetrate new markets.

A substantial number of our long-term contracts contain provisions permitting early termination by the customer without penalty. However, during the last six fiscal years, with the exception of contracts that were transferred to another operator due to the merger of oil and gas producers and a contract with the U.N. Monitoring, Verification and Inspection Commission that was cancelled upon the start of the war in Iraq, no customer has exercised that right. At the expiration of a contract, customers typically solicit new bids for the next contract period. Contracts are usually awarded based on a number of factors, including price, long-term relationships, safety record of the helicopter service provider and quality of customer service. Generally, an incumbent operator has a competitive advantage in the bidding process stemming from its relationship with the customer, its knowledge of site characteristics, its understanding of the cost structure for the specific operations and its proven ability to meet service level requirements and provide the necessary aircraft and services.

Our contracts generally require that fuel be provided directly by the customer or be charged directly to the customer based on actual fuel costs. As a result, we have no significant exposure to changes in fuel prices.

New contract start-up costs can represent a significant portion of operating costs. We therefore believe that our global network of bases and aircraft operating licenses give us a competitive advantage in bidding on new contracts throughout most of the world. We are well positioned to meet the requirements of customers in most regions of the world within short periods of time at competitive rates. We also have long-term working relationships with most of the major oil and gas companies, including the operating subsidiaries of bp, Exxon Mobil, ConocoPhillips, Shell, Statoil, Norsk Hydro, TotalFinaElf, Chevron, Maersk and Unocal. Many of these companies have been customers of ours for more than 20 years.

We are one of only two global providers of helicopter transportation services to the offshore oil and gas industry. There are other competitors, but they are smaller, regional operators. We have a significant market position in all global offshore oil and gas markets, with the exception of the Gulf of Mexico, where we do not have a presence. Our absence in that market stems from the fact that the oil and gas companies operating in the Gulf of Mexico utilize primarily light and medium helicopters under short-term contracts. We estimate that we have a market share of approximately 60% in the combined Norwegian, U.K., Danish and Dutch sectors of the North Sea, the world’s largest area of offshore oil and gas development. We are well positioned to capitalize on future growth opportunities. As oil and gas wells are depleted, it is expected that oil companies will go further offshore to develop deep-water reserves. Our global presence, long-term customer relationships and modern fleet of aircraft position us to participate in new oil and gas developments in most offshore oil and gas regions.

At present, the limited supply of helicopters available for use in the offshore oil and gas industry is a competitive advantage for us. In our experience, the Super Puma and, more recently, the Sikorsky S-92 aircraft are the aircraft of choice for major oil and gas companies operating in the North Sea due to their superior maximum flying range, passenger capacity and cabin crew comfort. At present, we and our major competitor operate approximately 90% of the worldwide fleet of commercial Super Puma aircraft configured for offshore work. The manufacturers of these aircraft do not stock new aircraft. The current lead time to acquire a new Super Puma or S-92 is approximately 18 months. During the year, we introduced two Sikorsky S-92 aircraft in Norway. The S-92 is a heavy helicopter that has similar capabilities to the Super Puma MkII.

The following tables break down our revenues for helicopter operations by industry sector and geographic area, respectively, and indicate revenue for each sector or area as a percentage of total revenue from helicopter operations for each of the fiscal years ended April 30, 2005, 2004, and 2003.

Revenue by Industry Sector	2005		2004		2003
	(in millions)	%	(in millions)	%	(in millions)	%
Oil and Gas Production	$508.3	64.9%	439.9	68.1%	420.7	64.8%
Oil and Gas Exploration	96.3	12.3%	88.6	13.7%	102.6	15.8%
EMS/SAR	107.0	13.6%	62.0	9.6%	57.0	8.8%
Other	47.4	6.0%	42.8	6.6%	61.5	9.5%
Passenger Transportation	24.7	3.2%	12.6	2.0%	7.1	1.1%
Total	$783.7	100.0%	$645.9	100.0%	$648.9	100.0%

Revenue by Geographic Area	2005		2004		2003
	(in millions)	%	(in millions)	%	(in millions)	%
European Operations
Norway	$186.5	23.8%	$189.3	29.3%	$181.9	28.0%
U.K.	251.4	32.1%	248.3	38.4%	282.2	43.5%
Total	437.9	55.9%	437.6	67.7%	464.1	71.5%

International Operations
Australia	77.6	9.9%	72.3	11.2%	63.0	9.7%
Africa	47.8	6.1%	39.9	6.2%	33.7	5.2%
Other	108.1	13.8%	79.6	12.3%	88.1	13.6%
Total	233.5	29.8%	191.8	29.7%	184.8	28.5%

Schreiner Operations	112.3	14.3%	16.5	2.6%	-	0.0%
TOTAL	$783.7	100.0%	$645.9	100.0%	$648.9	100.0%

European Operations

We are one of the leading providers of helicopter services in Europe. We provide services to the offshore oil and gas industry to customers located primarily in the U.K., Norwegian and Danish sectors of the North Sea. We also provide helicopter services (primarily search and rescue) in Ireland. Our primary European bases are located in Aberdeen (Scotland), Stavanger (Norway), Bergen (Norway) and Den Helder (the Netherlands) where we conduct our operations in the respective sectors of the North Sea. We operate 69 aircraft in this segment, consisting of 50 heavy and 19 medium aircraft. Included in the heavy aircraft were 37 Super Pumas including 16 Super Puma MkIIs and two Sikorsky S-92 aircraft.

Norwegian Operations: While the focus on the oil and gas sector in Norway is substantially the same as in the U.K., differences in regulatory regimes and territorial issues make it more appropriate to service the Norwegian sector of the North Sea from Norway. These regulatory differences also limit somewhat our operational flexibility and impact our costs.

Our Norwegian operations primarily service oil and gas customers in the North Sea, including Statoil, ConocoPhillips, bp and Norsk Hydro.

We operate 27 helicopters in Norway consisting of 23 heavy helicopters, including 17 Super Pumas (of which 11 are Super Puma MkIIs) and four medium helicopters. Super Puma helicopters are frequently requested by major oil and gas companies and, in our opinion, are currently in short supply within both the new helicopter and helicopter resale markets.

The other major helicopter service provider in the Norwegian sector of the North Sea is Norsk Helicopters.

U.K. Operations: Our U.K. operations primarily service oil and gas customers in the U.K. sector of the North Sea, including operating subsidiaries of Exxon Mobil, ConocoPhillips, Apache, Kerr-McGee and TotalFinaElf, some of which we have serviced for more than 10 years.

Our U.K. operations also manage our operations in Denmark, where we signed a long-term contract in 1999 with Maersk to provide offshore helicopter support. This contract was recently extended for one year to June 2006. In Ireland the services of search and rescue are performed as well as oil and gas support. The Irish SAR contract was recently extended for two years to July 2007.

We operate 27 helicopters in our Aberdeen, U.K. operations primarily in the U.K. sector of the North Sea. Our U.K. fleet consists of 14 heavy helicopters and 13 medium helicopters, many of which are specially equipped for the North Sea. Included in our heavy helicopter fleet are 13 Super Pumas, including five Super Puma MkIIs.

We operate five helicopters in Denmark. To service the Irish SAR contract we operate six heavy helicopters.

Subsequent to fiscal 2005 we were successful in being awarded new contracts for the provision of Super Puma helicopter services to (1) Nexen - five-year contract plus two two-year options and (2) Marathon - five-year contract. We believe we will continue to have opportunities to obtain new contracts in the U.K. portion of the North Sea. The other major helicopter service providers in the U.K. sector of the North Sea are Bristow Helicopters Ltd. and Bond Offshore Helicopters Limited.

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

CHC International: CHC International provides helicopter services through 27 bases in 13 countries around the world. These bases are coordinated through our division based in Vancouver, Canada, which operates a fleet of 51 aircraft, including 12 heavy helicopters, 36 medium helicopters, one light helicopter and two fixed-wing aircraft. In the fiscal year ended April 30, 2005, CHC International conducted business with major oil and gas companies including operating subsidiaries of Shell, bp, ExxonMobil, Unocal, Chevron, Triton and TotalFinaElf. Our strong customer relationships, established reputation, ability to operate in various environments and commitment to quality, safety and cost efficiency have proven to be extremely important in the international markets. We have been serving Unocal in Thailand for 30 years. Since our establishment in Azerbaijan over 10 years ago, we have been working on long-term projects in the Caspian Sea with a consortium led by bp and another consortium led by TotalFinaElf and Exxon Mobil; in Fiscal 2005 we expanded our fleet in Azerbaijan with an additional S76A++. In the Philippines, we are under contract with Shell until 2005, with an additional two-year extension option. We are also established in Saudi Arabia, where we are currently providing services to the Arabian Oil Company under contract until December 2005. We are well established on the east coast of Canada, having a contract with Exxon Mobil. We also maintain contracts for ongoing work in such countries as Ecuador and Georgia, and expanded our fleet size in Malaysia. During this year we were able to penetrate the oil and gas industry in India and, commencing May 1, 2004, we began providing Super Pumas in Brazil. We also introduced four new S76C+ into the Southeast Asian market, and re-deployed the existing three S76A++ aircraft to other regions, including Thailand, Africa and Azerbaijan.

During fiscal 2005 we were awarded contracts to provide helicopter services in support of oil and gas operations of (i) Petronas in Myanmar, (ii) Unocal in Philippines, (iii) United Nations in Haiti, (iv) Pearl Oil in Thailand, and (v) Statoil and Chevron in Venezuela.

CHC Australia: Our Australian operations, as well as a small portion of our Southeast Asian operations (principally East Timor), are conducted by CHC Australia, with headquarters in Adelaide, Australia which operates a fleet of 31 helicopters, including five heavy, 20 medium and six light helicopters. We are a leading commercial helicopter operator in Australia. Our customers include Coogee Resources and ConocoPhillips Petroleum, which, along with other oil and gas companies, represents approximately 40% of our Australian revenues in 2005. In addition, we operate emergency medical services in South Australia, Western Australia, Queensland, New South Wales, the Australian Capital Territory and Victoria, perform search and rescue services for the Royal Australian Air Force, and provide various functions supporting the utility and construction industries, such as pipeline inspection. We also worked with the United Nations in East Timor using two helicopters for personnel transportation and medical evacuation. We also perform helicopter support services for police forces in Victoria and South Australia.

During the year we commenced a 10-year renewal (plus extension options of four years) to supply search and rescue helicopters and crews and to provide additional support helicopters to the Royal Australian Air Force.

CHC Africa: Our African operations are headquartered in Cape Town, South Africa, with nine bases in many countries in Africa that support oil and gas exploration, as well as provide emergency medical and other services. With a fleet of 21 helicopters and two fixed-wing aircraft, CHC Africa serviced a variety of customers, including Shell, Exxon Mobil, Sonair, Triton/Hess, Murphy Oil, Premier, Forest, TotalFinaElf, Noble Energy, Petronas, Ocean, Devon, DeBeers, PetroSA, South African Government Antarctic Expedition, among others.

CHC Africa in 2005 was busy with numerous short-term, exploratory drilling contracts, primarily on the West Coast of Africa. As a result of a tender process for PetroSA offshore George South Africa, we were awarded a further six-year contract.

New Business Opportunities for our International Operations: Our geographic coverage enables us to serve multinational oil and gas customers on a worldwide basis. We see potential growth opportunities through our international operations in regions such as South America, West Africa, Angola, Malaysia, India, Former Soviet countries including Kazakhstan, and offshore Eastern Canada. Each of the regions includes potential helicopter service contract opportunities linked to oil and gas exploration and production projects.

Schreiner Operations

Schreiner’s operations include a fleet of 41 aircraft, including 31 helicopters and 10 fixed-wing aircraft, providing aviation services primarily to the offshore oil and gas industry in Europe, Africa and Asia. We are, through Schreiner, the largest helicopter operator in the Dutch sector of the North Sea, with helicopters providing support to the offshore oil and gas industry and emergency medical services. We are also a major operator in Africa, providing helicopter and fixed-wing aviation support services to the oil and gas industry, with significant offshore helicopter support services in Nigeria and Cameroon, and long-standing pipeline construction and maintenance/surveillance support in Chad. In Nigeria we support offshore and onshore oil and gas operations. In addition to the aircraft that we own, we also operate nine aircraft owned by our 40% owned equity investee in Nigeria, in support of oil and gas operations. In addition, we operate scheduled domestic flights in Nigeria utilizing our fleet of primarily DeHavilland fixed-wing aircraft. In Cameroon and Chad, we utilize helicopters and fixed-wing aircraft to support a major pipeline project linking oil fields in southern Chad with terminal facilities off the Cameroon coast. We also own, through Schreiner, an aircraft parts business, and we hold a 38% investment in Inversiones Aereas S.R.L. (“Inaer”), the largest onshore and offshore helicopter operator in Spain. We began consolidating the operations of Schreiner into our consolidated financial statements effective February 16, 2004 and report its results as a separate segment.

During the year we sold Schreiner Aircraft Maintenance Co. B.V. (“SAMCO”), our fixed-wing maintenance centre in the Netherlands, and our Canadian operation, Schreiner Canada Ltd. (“Schreiner Canada”), which we considered non-core.

Competition

We are one of only two global providers of helicopter transportation services to the offshore oil and gas industry. There are other competitors, but they are smaller, regional operators. We have a significant market position in all global offshore oil and gas markets, with the exception of the Gulf of Mexico, where we do not have a presence. Our absence in that market stems from the fact that the oil and gas companies operating in the Gulf of Mexico utilize primarily light and medium helicopters under short-term contracts. We estimate that we have a market share of approximately 60% in the combined Norwegian, U.K., Danish and Dutch sectors of the North Sea, the world’s largest area of offshore oil and gas development. We believe we are well positioned to capitalize on future growth opportunities. As oil and gas wells are depleted, it is expected that oil companies will go further offshore to develop deep-water reserves. Our global presence, long-term customer relationships and modern fleet of aircraft position us to participate in new oil and gas developments in most offshore oil and gas regions.

At present, the limited supply of helicopters available for use in the offshore oil and gas industry is a competitive advantage for us. In our experience, the Super Puma and, more recently, the Sikorsky S-92 aircraft are the aircraft of choice for major oil and gas companies operating in the North Sea due to their superior maximum flying range, passenger capacity and cabin crew comfort. At present, our major competitor and we operate approximately 90% of the worldwide fleet of commercial Super Puma aircraft configured for offshore work. The manufacturers of these aircraft do not stock new aircraft. The current lead time to acquire a new Super Puma or S-92 is approximately18 months. During the year, we introduced two Sikorsky S-92 aircraft in Norway. The S-92 is a heavy helicopter that has similar capabilities to the Super Puma MkII.

In our international markets, services are usually provided by medium helicopters. However, as oil and gas production and exploration in the international markets move further offshore, there will be an increasing need for newer heavy helicopters.

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

Repair and Overhaul

All aircraft airframes, engines and components are required by their manufacturers and government regulations to be serviced and overhauled after a predetermined period. The repair and overhaul process includes the disassembly, cleaning, inspection, repair and reassembly of engines, components and accessories, which have a limited time-life, including the testing of complete engines and components. The choice of whether to perform a given task in-house or to outsource to a third party depends on the complexity and cost of the task and the capabilities of the operator in question. Companies engaged in the repair and overhaul business are required to obtain licenses from government regulatory bodies and, in many cases, the manufacturers. Companies active in this industry include (i) the manufacturers of the helicopters, components, and accessories, (ii) repair facilities authorized by the manufacturers to repair and overhaul their products, and (iii) small workshops not typically authorized by the manufacturers. The low cost of transporting components relative to the total cost of the repair and overhaul services has resulted in the development of a worldwide market for repair and overhaul services.

During the year, we created the world’s largest helicopter support company, Heli-One. Heli-One combines all CHC support subsidiaries and divisions including Astec Helicopter Services AS (“Astec”), Multifabs, Overhaul International and ATSL. Heli-One provides comprehensive capability for repair, overhaul, modification and testing of dynamic components, including S61and S76, Bell 206, 205, 212 and 412 and all Super Puma AS332/532 models. Heli-One’s major servicing facilities in North America and Europe provide engine overhaul servicing. Astec specializes in nose-to-tail support of the AS332 Super Puma and overhaul of the Makila 1A/1A1/1A2 engines. Heli-One, Vancouver, including ATSL, specializes in nose-to-tail support of the S61 and S76 and overhauls of the General Electric CT58/T58 gas turbine engines and Pratt & Whitney Canada PT6T turboshaft engines. Overhaul International has a CASA approved Bell workshop. This restructuring provides low cost internal repair and overhaul services and positions the Corporation to increase our market share of repair and overhaul services for the worldwide fleet of over 500 Super Pumas.

Some of Heli-One’s contracts require customers to pay for services on an hourly flying basis. Typically, a portion of the revenue from these “power-by-the-hour” contracts is recognized on a monthly basis to reflect ongoing maintenance and logistics services being provided, with the balance deferred and recognized as the major repair and overhaul services are performed.

Heli-One is also able to provide to its customers integrated logistics support, providing 24-hour service, covering all scheduled and unscheduled repair and overhaul for engines, dynamic components, all rotable components and consumable parts, plus support for any special mission equipment. Our global buying power translates to competitive pricing on all major components. With facilities in times zones nine hours apart, Heli-One can offer next-day delivery in most locations on a wide range of helicopter parts from all major manufacturers. In addition, we have extensive expertise in all areas of engineering and design, for either conversion upgrades or refurbishments, including avionics.

We continue to service our contract with the German Ministry of the Interior, awarded in fiscal 2004, to upgrade 10 Super Puma AS332L helicopters during fiscal 2005 through 2008. Five of the aircraft will come from our fleet of Super Pumas as part of our ongoing fleet modernization program. The aircraft that we will be selling will range in age from 20-25 years. At April 30, 2005 we had sold two of the five aircraft.

Competition

Heli-One’s main competitors within the repair and overhaul business are the original equipment manufacturers of helicopters and their components. As such, its main competitors are also its main parts suppliers. To minimize issues related to the availability and pricing of parts that Heli-One needs to perform its business, Heli-One generally has long-term supply arrangements with the original equipment manufacturers and works closely with them on items such as modifications and approvals of parts and components.

Factors that affect competition within the repair and overhaul market include price, quality and customer service. We believe that Heli-One has a competitive advantage over original equipment manufacturers in that it focuses on supporting commercial operations and can leverage CHC’s extensive operational experience. We believe that the corporate restructuring and creation of Heli-One have improved our ability to provide low cost, quality support services to civilian and military helicopter operators worldwide.

Flight Training

We operate an advanced flight training facility in Norway that provides additional revenue and enhances our global reputation for excellence and leadership in helicopter services. The facility enables us to satisfy fully the Super Puma training requirements for our pilots, in addition to selling training services to external pilots. Our experienced instructors provide a wide variety of training services to our employees as well as civil and military organizations around the world. Our Norwegian flight training group operates two full flight simulators and is certified and approved by the Norwegian Civil Aviation Authority as well as several other national aviation authorities. Since its inception, this facility has trained more than 24,000 pilots and mechanics from over 40 countries.

Helicopter Leasing

We manage the world’s largest fleet of medium and heavy civilian helicopters, enabling us to offer flexible leasing terms on a wide range of aircraft to third-party customers. Heli-One will include, in the leases to customers, repair and overhaul and logistics support as part of the full package.

Safety and Survival Equipment

Operating in the world’s most dangerous cold-water environments requires protection, quality and comfort. With our European subsidiaries, Multifabs and Whirlybird, we have over 30 years experience providing survival-wear solutions to military forces, emergency services and oil and gas operators around the world.

Composites

CHC Composites Inc. (“Composites”) is a subsidiary that manufactures composite aerospace components and bonded panels. Composites is considered a non-core business and is held for sale. The sale, to any potential acquirer, will be contingent on acceptance of certain terms and conditions by the Government of Newfoundland and Labrador.

Seasonality

There is some impact of seasonality on our operations. The seasonal variations are due primarily to variations in the activity levels of our oil and gas industry customers’ exploration and development activities. Generally, the third quarter is most negatively impacted by seasonality. The second quarter, which includes a portion of the peak summer period, has historically been the strongest. Typically, our net earnings also follow this pattern.

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

During fiscal 2005, we received insurance proceeds of $1.7 million for the total loss of a Bell 212 aircraft operating in Australia on June 2, 2004. The book value of the aircraft was $0.8 million, resulting in a gain of $0.9 million. The aircraft was being flown for a medical evacuation and crashed while manoeuvring in heavy rain during approach resulting in only minor injuries of passengers and crew. Any incurred or outstanding liabilities relating to the incident are covered by our insurance providers.

During the fiscal year ended April 30, 2004, we experienced two accidents involving injury, death or significant property damage: (i) an EMS helicopter crashed in Australia, resulting in the deaths of three crew members; and (ii) a hard landing of a helicopter during training exercises in Azerbaijan resulting in the total loss of the helicopter with only minor injuries to the crew. There are no outstanding liabilities relating to the Azerbaijan incident as at April 30, 2005. The Australia incident is still open. Any potential claims are covered by our insurance policies.

Also during fiscal 2004, a helicopter owned and operated by Inaer, a company of which Schreiner owns 38% but does not manage, crashed in the Canary Islands during an emergency medical services operation, resulting in the death of five passengers and crew members. Insurance for Inaer’s aircraft is provided directly by Inaer, not by Schreiner or us.

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

U.K. Regulation

Requirements for Operating License

Our U.K. operating subsidiary, Scotia, has been issued an operating license by the U.K. Civil Aviation Authority. Formerly, operating licenses were held by two of our U.K. subsidiaries, Brintel and Scotia (previously Bond Helicopters Limited (“Bond”)), but as of June 30, 2000 the helicopter operating business and assets of Brintel were transferred, for value, to Bond. Bond was renamed CHC Scotia Limited and is now the only operating subsidiary in the U.K. in our group, and therefore our only subsidiary holding a U.K. operating license. Without this operating license, we would not be able to operate helicopter services through our U.K. subsidiary. Under applicable European law, all of our European subsidiaries that operate helicopter services must be "effectively controlled" and "majority owned" by nationals of Member States of the European Union or the European Economic Area to maintain their operating licenses. We are controlled by Mr. Craig L. Dobbin, a citizen of both Canada and the Republic of Ireland (a Member State of the European Union).

In January 1994, two competitors of Brintel (at that time the only U.K. operating company in our group) complained to the European Commission and the U.K. Civil Aviation Authority that the ownership structure of CHC and Brintel did not comply with the requirements of European licensing regulations and one competitor brought an application in the English courts for judicial review of the U.K. Authority’s decision not to revoke Brintel’s operating license following the acquisition of Brintel by CHC. Subsequently, Brintel received notice that, as a result of communications with the European Commission, the U.K. Civil Aviation Authority believed that Brintel may not satisfy the nationality requirements of applicable European law. The U.K. Civil Aviation Authority subsequently informed the U.K. Secretary of State on December 4, 1997 that it had reason to believe that Brintel did not comply with the ownership requirements of applicable European law. The U.K. Secretary of State had the ability to direct the U.K. Civil Aviation Authority to withdraw Brintel’s operating license for failure to comply with such requirements.

To resolve the ownership issues with the U.K. Civil Aviation Authority and the European Commission, we entered into an agreement with the U.K. Department of the Environment, Transport and the Regions to effect a transaction that was approved by our shareholders on December 9, 1997. Pursuant to that agreement, we created and issued 22 million ordinary shares (adjusted to reflect the April 2005 2-for-1 stock split), a new class of restricted voting securities, to a corporation indirectly wholly owned by Mr. Dobbin for $33 million. We loaned that corporation the $33 million to purchase the ordinary shares. The loan is secured by a lien on the ordinary shares. The ordinary shares are entitled to one vote for every 10 ordinary shares held and to dividends equivalent on a per share basis to any dividend paid on our subordinate voting shares, but each dividend paid on the ordinary shares requires prior minority shareholder approval.

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

South African Regulation

Requirements for Operating License

Aviation services in South Africa are regulated under the Air Services Licensing Act for domestic service and the International Air Services Act for international services. Additionally, aircraft used in such services must be registered under the Aviation Act, 1962. The Air Services Licensing Council issues domestic licenses if satisfied that (a) the service will be safe and reliable, (b) the applicant is a resident of South Africa or, if a corporation is incorporated in South Africa and 75% of the voting rights are held by South African residents, (c) the applicant will be in control of the service, and (d) the aircraft is registered in South Africa. Upon acquiring its interest in Court Air, HSG obtained a letter from the Ministry of Transport in South Africa, confirming its approval of HSG’s indirect acquisition of Court Air on the basis that Court Air’s immediate parent, Court Air Holdings (Pty) Ltd., was a South African registered company. Legal advice from our South African counsel has confirmed that Court Air’s licenses for helicopter operations in South Africa should not be adversely affected by our acquisition of HSG, but cautioned that there is some continuing risk that the South African Ministry of Transport could reverse its prior decision. No action with respect to these licenses has been taken since our acquisition of HSG in 1999. While we do not believe this is probable, any such action could materially and adversely affect our business, financial condition and results of operations. There are also requirements for an operating certificate, uninterrupted operation and insurance. The requirements for an international license are similar, with an additional requirement that the service can be operated within the structure of existing air service in South Africa. The International Air Services Council may also take into account the financial capability of the applicant, economic and other national interests of South Africa and the effect on existing services. Domestic fares are unregulated but international fares are governed by international agreements between governments.

Black Empowerment

Black Empowerment legislation in South Africa requires that we have a local partner that satisfies the black empowerment requirements in order to be able to bid on contracts in South Africa. We have entered into an arrangement with a black empowerment partner that will enable us to bid on future contracts.

Other International Regulation

Helicopter operations in other foreign countries are regulated to various degrees by their governments and must be operated in compliance with those regulations. These regulations may require us to obtain a license to operate in that country, may favour local companies or require operating permits that can only be obtained by locally registered companies and may impose other nationality requirements. To conduct helicopter operations in these countries, we may operate in conjunction with a local representative or partner. Our representatives or partners typically receive a small percentage of local revenues or a fixed fee but generally do not provide any personnel or assume any of the liabilities related to the performance of the contract. We currently have representatives or partners in a number of countries including Azerbaijan, Ecuador, Equatorial Guinea, Libya, Myanmar, Namibia, Saudi Arabia and Thailand.

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

ORGANIZATIONAL STRUCTURE

The following table lists our principal subsidiaries, their jurisdiction of incorporation and the percentage of votes attached to voting securities held directly or indirectly by us as at July 29, 2005. This list excludes certain subsidiaries, the total assets of which constituted less than 10 % of our fiscal 2005 consolidated assets and total revenues of which constituted less than 10 % of our fiscal 2005 consolidated revenues.

Company name	Jurisdiction of Incorporation	Percentage Ownership (common equity)

CHC Helicopters International Inc.	Canada	100%
CHC Helicopters (Barbados) Limited	Barbados	100%
CHC Leasing (Barbados) Limited	Barbados	100%
CHC Capital (Barbados) Limited	Barbados	100%
Canadian Helicopters (U.K.) Limited	Scotland	100%
CHC Scotia Limited	England and Wales	100%
Heliworld Leasing Limited	England and Wales	100%
Vinland Denmark AS	Denmark	100%
Vinland Helicopters AS	Norway	100%
Helicopter Services Group AS	Norway	100%
CHC Helikopter Service AS	Norway	100%
Astec Helicopter Services AS	Norway	100%
Heliwest AS	Norway	100%
Lloyd Offshore Helicopter Services Pty. Ltd.	Australia	100%
CHC Helicopters (Africa) Pty. Ltd.	Africa	100%
CHC Helicopter South Africa (Propritary) Ltd.	South Africa	75%
Court Helicopters Limited (Mauritius)	Mauritius	100%
CHC Composites Inc.	Canada	100%
CHC Denmark ApS	Denmark	100%
CHC Ireland Limited	Ireland	100%
Brintel Holdings Limited	Scotland	100%
4083423 Canada Inc.	Canada	100%
CHC Netherlands BV	the Netherlands	100%
CHC Sweden AB	Sweden	100%
Schreiner Luchtvaart Groep BV	the Netherlands	100%
Schreiner North Sea Helicopters BV	the Netherlands	100%
Schreiner Airways, BV	the Netherlands	100%
Schreiner Aircraft Maintenance Company BV	the Netherlands	100%
Schreiner & Co., BV	the Netherlands	100%
Capital Aviation Services B.V.	the Netherlands	100%
Schreiner Chad SA	Chad	100%
Whirly Bird Services Limited	Scotland	100%
Multifabs Survival Ltd.	Scotland	100%
Aero Turbine Support Ltd.	British Columbia	60%

PROPERTY, PLANT AND EQUIPMENT

Fleet

The composition of our fleet at April 30, 2005, and some of the characteristics of the individual types of aircraft we own or lease are as follows:

	Number in Fleet		Type of	Passenger	Approximate
Fleet Composition	Owned	Leased	Engine	Capacity (i)	Range (ii)
Light Helicopters
Bell 206 Series	6	-	Turbine	6	326 nm.
MD 902	2	-	Twin Turbine	7	461 nm.
Eurocopter 350 Series	1	-	Turbine	5	370 nm.
Eurocopter 355 Twin Star	1	-	Twin Turbine	4	360 nm.
Total Light Helicopters	10	-

Medium Helicopters
Bell 212 Series	8	4	Twin Turbine	14	238 nm.
Bell 214	1	-	Twin Turbine	19	418 nm.
Bell 412	9	3	Twin Turbine	14	349 nm.
Eurocopter 365 Series	22	9	Twin Turbine	10	435 nm.
Sikorsky S76 Series	49	10	Twin Turbine	9	391 nm.
Total Medium Helicopters	89	26

Heavy Helicopters
Eurocopter Super Puma 332L/L-1	19	11	Twin Turbine	20	455 nm.
Eurocopter Super Puma 332 MkII	1	17	Twin Turbine	19	461 nm.
Sikorsky S61N	23	3	Twin Turbine	26	125 nm.
Sikorsky S-92 Series	-	2	Twin Turbine	19	500 nm.
Total Heavy Helicopters	43	33

Fixed-Wing Aircraft
Twin Otter	-	2	Twin Turboprop	19	690 nm.
Convair 580	2	-	Twin Turboprop	55	1200 nm.
Dash 6	5	-	Twin Turboprop	19	700 nm.
Dash 8	2	2	Twin Turboprop	47	790 nm.
Learjet 45	1	-
Total Fixed-Wing Aircraft	10	4

TOTAL	152	63

(i)	Excludes pilots and assumes standard seating of only one pilot.
(ii)	Assumes no auxiliary fuel tanks and maximum payload.

During fiscal 2005, we completed five sale-leaseback transactions, four of which were aircraft purchased in fiscal 2005. We also entered into operating leases for four new additional aircraft, returned four aircraft to the lessors and purchased seven aircraft from a lessor.

Based on an appraisal as of April 2005 by an independent helicopter valuation company, the aggregate estimated resale value of the aircraft we owned at April 30, 2005 was approximately $628.9 million, which exceeded net book value by approximately $53.2 million.

Facilities

We currently operate from approximately 90 bases worldwide, including 29 in Europe, using facilities that include hangars, supply and service centers, engineering support facilities and offices. In Norway, the U.K., Canada, the Netherlands and Australia, we generally own the hangars we use in our helicopter operations, which are located primarily on leased airport lands. We generally lease supply and service centers, engineering support facilities and offices from third parties.

The principal properties from which we now conduct our operations are:

		Buildings	Owned or Leased/Lease Expiration Date
Location	Operations	(Square Feet)	Land	Buildings
Gander, Newfoundland and Labrador, Canada	CHC Composites Inc. Composites Manufacturer	60,000	Leased July, 2018	Owned

Richmond, British Columbia, Canada	Corporate Headquarters(i); International Headquarters; Helicopter Operations	80,000	Leased October 1, 2038	Owned

Aberdeen, Scotland	CHC Scotia Limited; Helicopter Operations	42,000	Leased April 16, 2030	Leased April 30, 2016
	CHC Scotia Limited; Terminal Building	25,000	Leased June 30, 2027	Owned

Stavanger, Norway	CHC Helikopter Service AS; Helicopter Operations	199,000	Leased March 1, 2012	Owned
	Astec Headquarters; Repair and Overhaul	179,000 (ii)	Leased April 30, 2010	Leased April 30, 2010

Cape Town, South Africa	CHC Africa; Helicopter Operations	142,884	Leased April 30, 2010	Owned

Adelaide, Australia	CHC Australia; Helicopter Operations	10,000	Owned	Owned

Hoofddorp, the Netherlands	Schreiner; Helicopter Operations	41,000	Owned	Owned

DenHelder, the Netherlands	Schreiner; Helicopter Operations	5,200	Leased June 30, 2008	Leased June 30, 2008

(i)	Corporate headquarters relocated to Richmond, British Columbia on December 31, 2004.
(ii)	Leased from CHC Helicopter Services AS and included within the 199,000 square feet shown in the table above for that company.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section should be read in conjunction with "Selected Financial Data" and our audited consolidated financial statements included elsewhere in this Annual Report. Our audited consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see "Principal Differences between Canadian and U.S. GAAP," and Note 34 to our audited consolidated financial statements.

We acquired Schreiner on February 16, 2004. Accordingly, the operating and financial review for periods prior to that date do not reflect the impact of our acquisition of Schreiner.

OVERVIEW

Revenue for the fiscal year ended April 30, 2005 was $903.3 million, up $183.3 million or 25% from revenue of $720.0 million in fiscal 2004. Net earnings from continuing operations for fiscal 2005 were $73.6 million ($1.61 per share, diluted) compared to $66.3 million ($1.47 per share, diluted) in fiscal 2004.

Our Class A subordinate voting shares and Class B multiple voting shares trade on the Toronto Stock Exchange (“TSX”) under the symbols “FLY.SV.A” and “FLY.MV.B”. Our Class A subordinate voting shares also trade on the New York Stock Exchange under the symbol “FLI”.

BUSINESS STRATEGY

During the year we completed a thorough examination of our operations and organizational structure with a view to strengthening and standardizing our operations, lowering overhead costs, increasing efficiency and securing our leadership position well into the future. As a result we are consolidating all operations into three new operating divisions; Global operations, European operations and Heli-One. Our head office and senior management have relocated to Vancouver, Canada. The restructuring will continue into fiscal 2006, completing initiatives primarily in Norway and the Netherlands. In addition to the direct cost savings anticipated from a total headcount reduction of approximately 180 people worldwide, we anticipate savings to be realized from improved fleet management, working capital management, procurement, logistics and other areas.

INDUSTRY OVERVIEW

Helicopters first came into widespread commercial use in the oil and gas industry for transporting personnel and supplies to offshore oil rigs and remote onshore areas. Over the years, the use of helicopters has expanded into many other areas where urgency or difficulty of access justifies the cost. Although the oil and gas industry still accounts for a substantial portion of the demand for helicopter services worldwide, for several decades helicopters have been used for a variety of purposes, such as forestry, mining, search and rescue, emergency medical services, construction, and recreation.

The level of worldwide offshore oil and gas exploration and production has traditionally influenced demand for helicopter transportation services. Exploration activities are sensitive to changes in oil and gas prices, whereas production activities are generally more stable. For the fiscal year ended April 30, 2005, 56% of our total revenue was derived from oil and gas production activity (fiscal 2004 - 61%). As onshore oil and gas reserves continue to decline we expect offshore oil and gas exploration and production to become a larger portion of global oil and gas production, resulting in additional demand for helicopter transportation services. Furthermore, we expect technology improvements to allow oil and gas exploration and production companies to pursue opportunities farther offshore, increasing demand for helicopter transportation services, particularly for modern helicopters, which generally have a greater range and passenger capacity. We also expect new exploration and production activity to occur in already producing regions and in currently non-producing regions of Africa, Asia, South America, the Caspian Sea, Australia, the North Sea and eastern Canada. We believe this increase in activity will result in increased global demand for helicopter transportation services.

Rig utilization in the North Sea ended December 31, 2004 up 13% from the prior year. Projected utilization rates have also risen, indicating the market will likely remain strong through 2005. In addition to new smaller companies targeting the North Sea, large companies are expanding their activities and upgrading production facilities to extend field production life. We believe the need for transportation services will increase as activity in the North Sea continues to increase from current levels.

To effectively compete on a global basis for helicopter transportation service contracts, we believe a helicopter service provider needs to have:

•	an established brand name;
•	a strong track record of providing high quality, safe and reliable service;
•	a large, diversified fleet of helicopters to accommodate various customer requirements;
•	a cost structure that allows the provision of services at competitive prices;
•	a broad network of regional bases to cost-effectively bid for new contracts in most areas of the world as opportunities arise; and
•	familiarity with a variety of local business practices and regulations around the world and established local joint venture partnerships and strategic customer alliances.

We believe we possess all of these characteristics.

ACQUISITIONS

During the year we acquired three new businesses to complement our existing helicopter support services. The August 2004 acquisition of Multifabs, an Aberdeen-based company specializing in the production of cold water survival suits for military forces, emergency services and offshore transportation companies around the world enhances our ability to deliver the most comprehensive, cost-effective offshore services package to our customers in the oil and gas and emergency search and rescue sectors. Multifabs complements the existing third-party marine, military and aviation safety business. In the current year we also acquired a majority position in ATSL, an aircraft engine repair and overhaul company servicing General Electric CT 58/T58 and Pratt and Whitney, PT6T turboshaft engines, and the assets and capabilities of Coulson, a British Columbia, Canada based helicopter component and turbine maintenance repair and overhaul provider. ATSL and Coulson are important elements of our strategic expansion of our global repair and overhaul capabilities.

DISCONTINUED OPERATIONS

During the year we sold two non-core components of the Schreiner business segments, Schreiner Canada and SAMCO, and realized a net gain on sale of $8.6 million. Schreiner Canada assembles, services and operates unmanned air, ground and sea vehicles and targets for training military forces and the defence industry and is based in Medicine Hat, AB, Canada. SAMCO is a certified aviation maintenance facility, located at Maastricht-Aachen Airport, the Netherlands, specializing in base maintenance and the repair, maintenance and modification of fixed wing aircraft.

The potential sale of Composites, the remaining non-core business held for sale, to any potential acquirer will be contingent on the acceptance of certain terms and conditions by the Government of Newfoundland and Labrador.

FLEET

Our fleet at April 30, 2005 was comprised of the following aircraft by segment:

Aircraft Type	European flying	International flying	Schreiner	Total	Owned	Leased
Heavy
Eurocopter Super Puma MkII	16	2	-	18	1	17
Eurocopter Super Puma	21	9	-	30	19	11
Sikorsky S61N	11	12	3	26	23	3
Sikorsky S-92 series	2	-	-	2	-	2
	50	23	3	76	43	33
Medium
Sikorsky S76	7	42	10	59	49	10
Bell 412	-	12	-	12	9	3
Bell 212	-	12	-	12	8	4
Eurocopter 365 Series	11	4	16	31	22	9
Other	1	-	-	1	1	-
	19	70	26	115	89	26
Light
Bell 206	-	6	-	6	6	-
Eurocopter AS350/355	-	2	-	2	2	-
Other	-	-	2	2	2	-
	-	8	2	10	10	-
Total Helicopters	69	101	31	201	142	59
Fixed-wing	-	4	10	14	10	4
Total Aircraft	69	105	41	215	152	63

During fiscal 2005, we completed five sale-leaseback transactions, four of which were aircraft purchased in fiscal 2005. We also entered into operating leases for four new additional aircraft, returned four aircraft to the lessors and purchased seven aircraft from a lessor. As a result of the foregoing transactions, the number of leased aircraft in our fleet decreased by two during fiscal 2005, from 65 leased aircraft as at April 30, 2004 to 63 leased aircraft as at April 30, 2005. We also purchased eleven new aircraft, disposed of five aircraft and wrote off one aircraft due to the total loss resulting from an accident during the period. As a result of these purchases, disposals and the aforementioned leasing transactions, the number of owned aircraft in our fleet increased from 141 as at April 30, 2004 to 152 as at April 30, 2005.

Based on independent appraisals, the estimated fair market value of our owned aircraft fleet was $628.9 million as at April 30, 2005, exceeding its book value by approximately $53.2 million. The appraisal surplus has declined by $49.1 million during fiscal 2005; from $102.3 million at April 30, 2004 to $53.2 million at April 30, 2005. This decline was attributable primarily to the impact of foreign exchange rate fluctuations on the translation of the aircrafts’ appraised values.

Lease Obligations

We have entered into aircraft operating leases with 18 lessors in respect of 63 aircraft included in our fleet at April 30, 2005. At inception, our aircraft leases had terms not exceeding 8.5 years. At April 30, 2005, these leases had expiry dates ranging from 2006 to 2013. The total minimum lease payments under these aircraft operating leases totalled $243.7 million at April 30, 2005. We have options to purchase the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options, but have no commitment to do so. With respect to such leased aircraft, substantially all of the costs of major inspections of airframes and the costs to perform inspections, major repairs and overhauls of major components are at our expense. We may either perform this work internally through Heli-One or have the work performed by an external repair and overhaul service provider. There is no commitment to incur these costs unless the aircraft is flown. We have also given guarantees to certain lessors in connection with these aircraft leases. (See “Off-Balance Sheet Arrangements”.)

In addition to payments under aircraft operating leases, we have minimum lease payments of $36.8 million for the same periods related to operating lease commitments for buildings, land and other equipment.

For additional details see “Contractual Obligations” and also Notes 28 and 30 to our fiscal 2005 audited consolidated financial statements.

Commitments to Acquire New Aircraft

As at April 30, 2005, we had ordered and made deposits (Note 13 and 28  to our fiscal 2005 audited consolidated financial statements) for a number of aircraft. At April 30, 2005, we had committed to purchase eight heavy and 17 medium aircraft. Total capital committed to these purchases is approximately $279.2 million (U.S. $222.2 million). These aircraft are expected to be delivered in fiscal 2006 and will be deployed in our European and International operations.

Where possible, we intend to finance these aircraft through operating leases.

RESULTS OF OPERATIONS

Foreign Exchange

We are a global operator and our financial results are therefore impacted by fluctuations in foreign exchange rates, particularly those with respect to European currencies and U.S. dollars. The favourable impact of foreign exchange on revenue during fiscal 2005 was $0.1 million. The unfavourable impact on segment EBITDA was $1.2 million during fiscal 2005. Since financing charges, income tax expense, capital expenditures and debt repayments are also primarily in European currencies and U.S. dollars, the net impact of foreign exchange on net earnings and cash flow is not as significant. Our overall approach to managing foreign currency exposures includes identifying and quantifying our currency exposures, utilizing natural hedges were possible and putting in place financial instruments, when considered appropriate, to manage the remaining exposures. In managing this risk, we may use financial instruments including forwards, swaps, and other derivative instruments. Company policy specifically prohibits the use of derivatives for speculative purposes. See “Liquidity and Capital Resources - Financing Activities”, “Financial Instruments” and “Risks and Uncertainties - Foreign Currency”.

Segments

We provide certain financial and related information about our operating segments and also about our products and services, the geographic areas in which we operate and our major customers. Our objective is to provide information about the different types of business activities in which we engage and the different economic environments in which we operate in order to help users of our consolidated financial statements (i) better understand our performance, (ii) better assess our prospects for future net cash flows and (iii) make more informed judgments about us as a whole. In our efforts to achieve this objective, we provide information about segment revenues, segment EBITDA and operating income because these financial measures are used by our key decision makers in making operating decisions and assessing performance. For additional information about our segment revenues and segment EBITDA see Note 27 to our fiscal 2005 audited consolidated financial statements.

We identify five reporting segments in our financial statements. The primary factor considered in identifying segments is geographic coverage, which also impacts the nature of our operations, the type of contracts we enter and the type of aircraft we utilize. Our five reporting segments are:

•
The European flying segment includes primarily helicopter services to the oil and gas industry in the U.K., Norwegian and Danish sectors of the North Sea. In addition, the European flying segment includes helicopter search and rescue service operations in Ireland and Norway.

•
The International flying segment includes primarily helicopter services for offshore oil and gas, search and rescue and emergency medical customers in Asia, Africa, Australia, South America, the east coast of Canada and other locations around the world.

•
Schreiner includes helicopter and fixed-wing flying services primarily to the offshore oil and gas industry in the Netherlands, Africa and Asia and includes other ancillary businesses including aircraft parts sales.

•
The Repair and overhaul segment includes helicopter repair and overhaul facilities located in Norway, Canada and the U.K., which provide services to our helicopter fleet and third-party customers located in Europe, Asia, and North America and the survival suit and safety equipment production business.

•	The Corporate and other segment includes corporate head office and other activities.

In fiscal 2006, as a result of the restructuring project, we will report results of operations under four segments: Global operations, European operations, Heli-One and Corporate and other.

YEAR ENDED APRIL 30, 2005 COMPARED TO YEAR ENDED APRIL 30, 2004

Revenue

Total revenue for fiscal 2005 was $903.3 million, an increase of $183.3 million or 25.5% from revenue of $720.0 million for fiscal 2004. The following are the primary reasons for the change in revenue.

(i)
Excluding the impact of foreign exchange, there was a $122.3 million increase in revenue in the Schreiner flying segment. This was due to a full year of revenue in 2005 compared to 2004, which only included revenue from the date of acquisition of February 16, 2004.

(ii)
An increase, excluding the impact of foreign exchange, in revenue in our International flying segment of $48.0 million due to new and expanded contracts and to higher flying activity on existing contracts.

(iii)
An increase, excluding the impact of foreign exchange, in revenue in our Repair and overhaul segment of $19.3 million. This increase was due primarily to revenue earned in newly acquired businesses of $19.7 million.

By industry sector, the distribution of the year-over-year change in revenue is set forth in the table below:

Revenue Summary by Industry Sector

	Fiscal Year Ended April 30						Change Attributable to
	2005	2004	Change	2005	2004	Change	Schreiner Acquisition	Other Factors(i)
Industry Sector	(percentage of total revenue)			(in millions of CDN dollars)			(in millions of CDN dollars)
Oil and Gas Production	56.3%	61.1%	(4.8)%	$508.3	$439.9	$68.4	$63.0	$5.4
Oil and Gas Exploration	10.7%	12.3%	(1.6)%	96.3	88.6	7.7	(0.1)	7.8
Repair and Overhaul	12.4%	9.3%	3.1%	112.2	67.1	45.1	38.2	6.9
EMS/SAR	11.9%	8.6%	3.3%	107.0	62.0	45.0	0.9	44.1
Other	5.2%	5.9%	(0.7)%	47.4	42.8	4.6	10.0	(5.4)
Passenger Transportation	2.7%	1.8%	0.9%	24.7	12.6	12.1	10.1	2.0
Training	0.8%	1.0%	(0.2)%	7.4	7.0	0.4	-	0.4
Total	100.0%	100.0%	(0.0)%	$903.3	$720.0	$183.3	$122.1	$61.2

(i)
The $5.4 million increase in revenue in the oil and gas production sector was due primarily to the growth in the International flying segment offset partially by unfavourable foreign exchange and a decrease in the European flying segment. The $7.8 million increase in the oil and gas exploration sector was due primarily to growth in the International and European flying segments. The $6.9 million increase in repair and overhaul revenue was due primarily to revenue from growth in the business and revenue from newly acquired businesses. The $44.1 million increase in EMS/SAR revenue was primarily due to growth in the European flying segment including favourable foreign exchange.

The table below provides a summary of segment revenue by quarter for fiscal 2005 and 2004:

Revenue Summary by Quarter
(in millions of Canadian dollars)

Period		European flying	International flying	Schreiner	Total Flying Segments	Repair and overhaul	Total
Fiscal 2005	Q1	$115.6	$55.5	$41.5	$212.6	$12.9	$225.5
	Q2	110.1	57.1	39.4	206.6	18.7	225.3
	Q3	108.1	59.4	37.3	204.8	21.3	226.1
	Q4	104.1	61.5	36.4	202.0	24.4	226.4
		$437.9	$233.5	$154.6	$826.0	$77.3	$903.3

Fiscal 2004	Q1	$112.1	$43.6	$-	$155.7	$13.3	$169.0
	Q2	111.5	46.7	-	158.2	14.4	172.6
	Q3	104.7	49.0	-	153.7	15.3	169.0
	Q4	109.4	52.5	32.4	194.3	15.1	209.4
		$437.7	$191.8	$32.4	$661.9	$58.1	$720.0

We derive our flying revenue from two types of contracts. Approximately 51% of our fiscal 2005 flying revenue (fiscal 2004 - 56%) was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remainder was generated by fixed monthly charges. Because of the significant fixed charge component of our flying revenue mix, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenues, they remain a good measure of the level of activity and fleet utilization. The following two tables provide, respectively, a quarterly summary of our flying hours and a summary of our flying revenue hourly vs. fixed mix for fiscal 2005 and 2004, in each case by segment.

Flying Hours

		Flying Hours				Number of Aircraft at Period End
Period		European flying	International flying	Schreiner	Total	European flying	International flying	Schreiner	Total
Fiscal 2005	Q1	21,215	12,466	7,268	40,949	71	96	38	205
	Q2	20,491	12,419	7,482	40,392	69	99	39	207
	Q3	19,712	12,988	7,297	39,997	68	106	40	214
	Q4	19,086	13,259	6,616	38,961	69	105	41	215
		80,504	51,132	28,663	160,299

Fiscal 2004	Q1	22,351	11,057	-	33,408	72	90	-	162
	Q2	21,951	11,926	-	33,877	70	94	-	164
	Q3	19,806	12,066	-	31,872	72	95	-	167
	Q4	19,939	12,216	5,701	37,856	71	97	38	206
		84,047	47,265	5,701	137,013

Flying Revenue Mix - Hourly vs. Fixed
(in millions of Canadian dollars)

	Hourly		Fixed		Total
Segment	Fiscal 2005	Fiscal 2004	Fiscal 2005	Fiscal 2004	Fiscal 2005	Fiscal 2004
European flying	$260.5	$272.5	$151.0	$138.3	$411.5	$410.8
International flying	73.8	61.2	147.7	119.0	221.5	180.2
Schreiner	40.1	7.6	66.6	9.2	106.7	16.8
	$374.4	$341.3	$365.3	$266.5	$739.7	$607.8

We utilize primarily heavy aircraft in the European flying segment and medium aircraft in the International flying segment and in Schreiner. As illustrated in the table below, the overall mix of revenue by aircraft type remained relatively consistent from fiscal 2004 to fiscal 2005, except for fixed wing revenue which has increased due to the acquisition of Schreiner.

Flying Revenue Mix - Aircraft Type
(in millions of Canadian dollars)

	Fiscal 2005					Fiscal 2004
Segment	Heavy	Medium	Light	Fixed Wing	Total	Heavy	Medium	Light	Fixed Wing	Total
European flying	$321.2	$90.3	$-	$-	$411.5	$330.6	$80.2	$-	$-	$410.8
International flying	66.2	146.3	3.5	5.5	221.5	50.9	119.2	4.4	5.7	180.2
Schreiner	12.0	63.6	1.4	29.7	106.7	1.9	9.0	0.5	5.4	16.8
Total Flying
Revenue	$399.4	$300.2	$4.9	$35.2	$739.7	$383.4	$208.4	$4.9	$11.1	$607.8
Total %	54.0%	40.6%	0.7%	4.7%	100.0%	63.1%	34.3%	0.8%	1.8%	100.0%

We regularly compare our activity levels against available industry data. Aberdeen Airport Ltd. reports monthly helicopter passenger traffic for all helicopter operations in Aberdeen, Scotland, which is our largest base (accounting for approximately 32% of total European flying revenue) as measured by the number of aircraft and revenue. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport for fiscal 2005 and 2004.

Aberdeen Airport - Helicopter Passengers

	Fiscal 2005	Fiscal 2004	% Change (2005 vs 2004)
Q1	102,228	101,757	0.5%
Q2	104,715	95,227	10.0%
Q3	95,896	87,588	9.5%
Q4	101,132	89,975	12.4%
Total	403,971	374,547	7.9%
Source: Aberdeen Airport Ltd.

The data in the above table shows a year-over-year increase in activity in Aberdeen. While activity levels in Aberdeen increased 7.9% in fiscal 2005 versus fiscal 2004, our flying hours in Europe overall declined by 4.2% over the same period. This decline relates primarily to the redeployment of aircraft to support growth in the international markets and reduced activity from expired contracts that have been partially offset by revenue from new entrants to the North Sea.

Direct Costs

Direct costs for fiscal 2005 increased by $126.2 million, to $702.2 million, from $576.0 million for fiscal 2004. This $126.2 million increase was driven partially by (i) the acquisition of Schreiner which had direct costs of $119.5 million, compared to $29.2 million for fiscal 2004. The remaining increase in direct costs reflects an increase in variable costs incurred in relation to revenue growth, primarily in our International flying and Repair and overhaul segments.

General and Administration Costs

General and administration costs for fiscal 2005 increased by $7.2 million to $25.8 million from $18.6 million for fiscal 2004. This increase is due primarily to increases in variable compensation costs and a build-up of the Financial Services Department in Vancouver, Canada in anticipation of delivering services to our operating divisions in the new fiscal year.

Amortization

Amortization expense increased $5.3 million, from $25.2 million in fiscal 2004 to $30.5 million in fiscal 2005. Of this $5.3 million increase, $4.4 million was attributable to the acquisition of Schreiner. The remaining increase in amortization was due largely to assets employed in the newly acquired businesses within the Repair and overhaul segment and aircraft additions in fiscal 2005. See “Fleet” for additional information regarding aircraft additions.

Restructuring Costs

During the year we completed a thorough examination of our operations and organizational structure with a view to strengthening and standardizing our operations, lowering overhead costs and securing our leadership position well into the future. As a result, we have relocated our head office to Vancouver, Canada and are consolidating all our current operations into three new operating divisions, Global operations, European operations and Heli-One.

During fiscal 2005, we expensed costs of $17.6 million (after tax, $11.8 million) in connection with the restructuring activities. Restructuring costs were comprised of severance, termination, relocation, planning, consulting and benefit adjustments. Additional costs are expected to be expensed in fiscal 2006 as the restructuring activities continue relating to terminations, severance, consulting and other costs. It is anticipated that the majority of remaining costs will be expensed in the first half of fiscal 2006.

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

Gain on Disposal of Assets

During fiscal 2005, we disposed of property and equipment, primarily aircraft - (see "Fleet" and “Liquidity and Capital Resources - Investing Activities"), and received net proceeds of $90.9 million, resulting in a net recognized gain of $4.1 million and a deferred gain of $4.5 million. The latter related primarily to the five sale-leaseback transactions during the year. The net recognized gain of $4.1 million was comprised primarily of gains on the disposal of four aircraft during the year and a gain from insurance proceeds received for the total loss of a Bell 212 aircraft operating in Australia.

During fiscal 2005, we received insurance proceeds of $1.7 million for the total loss of a Bell 212 aircraft on June 2, 2004. The book value of the aircraft was $0.8 million, resulting in a gain of $0.9 million. The aircraft was being flown for a medical evacuation and crashed while manoeuvring in heavy rain during approach. Any incurred or outstanding liabilities relating to this incident are covered by our insurance providers.

Operating Income

Operating income increased by $37.0 million from $94.3 million in fiscal 2004 to $131.3 million in fiscal 2005. This increase was primarily due to the inclusion of Schreiner for a full year ($22.5 million) and growth in the International flying segment ($14.7 million).

Debt Settlement

During fiscal 2005, we expensed $2.0 million (after tax, $1.3 million) of debt settlement costs in connection with a senior credit facility revision and redemption of our remaining 11¾% senior subordinated notes and the remaining 8% subordinated debentures.

During fiscal 2004, we incurred $19.7 million (after tax, $12.6 million) of debt settlement costs in connection with the retirement, in April 2004, of (i) €87.3 million ($140.6 million) (60% of original principal amount) of our 11¾% senior subordinated notes, (ii) £32.7 million ($78.7 million) and €25 million ($40.3 million) of our senior credit facilities and (iii) NOK123.5 million ($24.3 million) of our 7% term loan.

Financing Charges

Financing charges consist primarily of (i) interest on debt, (ii) amortization of deferred financing costs, (iii) foreign exchange gains and losses on operating activities, working capital revaluation, debt repayment and debt revaluation and (iv) realized foreign exchange gains and losses on forward foreign currency contracts that have not been designated as hedging instruments. Financing charges for the fiscal year ended April 30, 2005 totalled $37.1 million versus $29.0 million in fiscal 2004. The $8.1 million increase in financing charges this year was driven primarily by a $2.3 million increase in interest on debt obligations and a $4.9 million net increase in realized foreign exchange losses from the prior year.

(in millions of Canadian dollars)	2005	2004
Interest on debt obligations	$32.9	$30.6
Amortization of deferred financing costs	3.2	3.6
Foreign exchange (gain) loss from operating activities and working capital revaluation	(3.1)	5.5
Foreign exchange loss (gain) on debt repayment	0.6	(1.8)
Foreign exchange loss on revaluation of long-term debt	1.3	-
Foreign exchange gain on foreign currency agreement	-	(9.8)
Interest revenue	(0.5)	(1.3)
Other interest and banking expenses	2.7	2.2
Total	$37.1	$29.0

The average rate on our variable-rate senior credit facilities during fiscal 2005 was 4.0% compared to 4.4% in fiscal 2004. In fiscal 2005, a greater proportion of our average borrowings on the senior credit facilities was tied to the euro LIBOR rate (2005 - 2.1%) compared to 2004 when a greater proportion of our borrowings were tied to the GBP LIBOR rate (2004 - 4.25%). Despite this lower effective interest rate on the senior credit facility borrowings, interest on long-term debt increased by $2.3 million due to higher average borrowings primarily for capital expenditures in fiscal 2005 compared to fiscal 2004.

Equity in Earnings of Associated Companies

Equity in earnings of associated companies increased by $1.6 million, from $3.9 million in fiscal 2004 to $5.5 million in fiscal 2005. Of this increase, $3.1 million was due to the full year inclusion of Schreiner’s 38% equity ownership in Inaer offset by reduced equity earnings by CHL in which we hold a 41.75% interest.

Income Taxes

We had an income tax provision of $23.8 million in fiscal 2005 compared to a recovery of $16.6 million in fiscal 2004. This (provision) recovery was comprised of the following:

(in millions of Canadian dollars)	2005	2004
Earnings from continuing operations before income taxes	$97.4	$49.6
Combined Canadian federal and provincial statutory income tax rate	35%	37%
Income tax provision calculated at statutory rate	(34.1)	(18.4)
(Increase) decrease in income tax (provision) recovery resulting from:
Reversal of tax liability	-	21.0
Rate differences in various jurisdictions	16.2	15.5
Effect of change in tax legislation	(4.2)	-
Non-deductible items	(3.2)	(2.4)
Large corporations tax	(0.5)	(0.2)
Other foreign taxes paid	(1.7)	(1.6)
Non-taxable portion of capital gains	1.2	2.5
Non-taxable equity income	1.3	-
Other	1.3	0.2
Income tax (provision) recovery	$(23.8)	$16.6

During fiscal 2005, legislation was substantially enacted in the Netherlands to reduce the corporate income tax rate from 34.5% to 30.0%. As a result, we adjusted the value of our future income tax assets related to losses carried forward and other temporary differences in the Netherlands by $4.2 million.

During fiscal 2004, we recorded a $21.0 million future income tax recovery, a significant portion of which is attributable to the reversal of a previously recorded tax liability as a result of the disposition of certain of our European fleet. The remainder of the recovery relates to the reversal of a previously recorded tax liability, which is no longer considered necessary as a result of the completion of tax authority audits in various jurisdictions.

We are subject to taxation in many jurisdictions throughout the world. The effective tax rate and tax liability are affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rates in such jurisdictions, tax treaties between jurisdictions, the extent to which funds are transferred between jurisdictions and income is repatriated, and changes in law. Generally, the tax liability for each legal entity is determined on either (i) a non-consolidated basis or (ii) a consolidated basis with other entities incorporated in the same jurisdiction, in either case, without regard to the taxable losses of non-consolidated affiliate entities. As a result, we may pay income taxes in certain jurisdictions even though on an overall basis a net loss for the period may be incurred.

We have accumulated approximately $91.9 million in non-capital tax losses of which $34.8 million is available to reduce future Canadian income taxes otherwise payable, $51.4 million is available to reduce future Dutch income taxes otherwise payable and the remainder is available to reduce future income taxes otherwise payable in other foreign jurisdictions. If unused, these losses will expire as follows:

(in millions of Canadian dollars)
2006	$0.5
2007	5.0
2008	0.2
2009	3.0
2014	15.7
2015	10.4
Indefinitely	57.1
$91.9

Net Earnings from Continuing Operations

Net earnings from continuing operations for fiscal 2005 was $73.6 million ($1.61 per share, diluted), an increase of $7.3 million from $66.3 million ($1.47 per share, diluted) in fiscal 2004. This increase was the result of increased operating income of $37.0 million primarily due to the inclusion of Schreiner for a full year ($22.5 million) and growth in the International flying segment ($14.7 million), lower debt settlement costs of $17.7 million, a $1.6 million increase in equity in earnings of associated companies, offset by an $8.l million increase in financing charges and a $40.5 million increase in the provision for income taxes. See “Results of Operations - Income Taxes”.

Net Loss from Discontinued Operations

Net loss from discontinued operations for fiscal 2005 was $11.0 million ($(0.24) per share, diluted), up $8.4 million from a loss of $2.6 million for fiscal 2004 ($(0.06) per share, diluted). This was primarily the result of an evaluation of the fair value of the assets and liabilities of Composites, a business currently held for sale and reported under discontinued operations. The assets and liabilities of this business were measured at the lower of their carrying amounts and their estimated fair value less costs to sell. As a result, a fair value adjustment of $14.3 million was recorded in the current fiscal year. This fair value adjustment and operating losses from discontinued operations were partially offset by an $8.6 million net gain on the disposal of two non-core companies of Schreiner in the current year.

Net Earnings

Net earnings declined by $1.1 million to $62.6 million ($1.37 per share, diluted, $1.49 per share, basic) in fiscal 2005, down from $63.7 million ($1.41 per share, diluted, $1.54 per share, basic) in fiscal 2004. This reflects a $7.3 million increase in net earnings from continuing operations and an $8.4 million decrease in net earnings from discontinued operations.

Quarterly Information

The table below provides a summary of our revenue, net earnings from continuing operations, net earnings, total assets, total long-term financial liabilities, cash dividends per share, net earnings per share from continuing operations and net earnings per share for each quarter in fiscal 2005 and 2004.

Fiscal	Revenue	Net earnings from continuing operations	Net earnings	Total assets	Total long-term financial liabilities	Cash dividends per share	Net earnings per share from continuing operations		Net earnings (loss) per share
2005	(in millions of Canadian dollars)					declared	Basic	Diluted	Basic	Diluted
Q1	$225.5	$23.3	$22.3	$1,520.7	$824.0	$-	$0.56	$0.51	$0.53	$0.49
Q2	225.3	16.0	(1.3)	1,534.2	846.7	0.30	0.38	0.35	(0.03)	(0.03)
Q3	226.1	17.3	22.8	1,644.7	915.0	-	0.41	0.38	0.55	0.50
Q4	226.4	17.0	18.8	1,743.2	942.0	-	0.40	0.37	0.44	0.41
Total	$903.3	$73.6	$62.6			$0.30	$1.75	$1.61	$1.49	$1.37

Fiscal 2004
Q1	$169.0	$14.5	$13.8	$1,110.2	$567.0	$-	$0.36	$0.33	$0.33	$0.31
Q2	172.6	16.0	15.5	1,114.4	555.9	-	0.38	0.35	0.37	0.34
Q3	169.0	10.0	9.0	1,162.0	572.7	0.25	0.24	0.22	0.23	0.20
Q4	209.4	25.8	25.4	1,534.9	814.3	-	0.62	0.57	0.61	0.56
Total	$720.0	$66.3	$63.7			$0.25	$1.60	$1.47	$1.54	$1.41

There is some impact of seasonality in the quarterly results in the foregoing table. The seasonal variations are due primarily to variations in the activity levels of our oil and gas industry customers’ exploration and development activities.

Foreign exchange has had significant impact on quarterly revenue levels on a year-over-year basis. Quarterly revenues for fiscal 2005, in comparison to quarterly revenues for fiscal 2004, have been impacted by foreign exchange in the following amounts: Q1-$6.0 million, Q2-$1.3 million, Q3-$(3.4) million and Q4-$(3.8) million for a total favourable foreign exchange impact of $0.1 million.

Quarterly revenue net earnings from continuing operations and net earnings in the table above were impacted by the following items that affect their comparability:

(i)	In Q2 of fiscal 2005, we incurred a tax asset adjustment of $4.2 million relating to a tax rate change in the Netherlands.

(ii)	In Q2 of fiscal 2005, we recorded a fair value adjustment for Composites of $14.3 million.

(iii)
In Q3 of fiscal 2005, we incurred net-of-tax gain on the sale of SAMCO and Schreiner Canada of $7.5 million included in discontinued operations. The remaining $1.1 million net-of-tax gain on the sale of SAMCO and Schreiner Canada was incurred in Q4 of fiscal 2005.

For additional information on the foregoing quarterly items, see“Results of Operations - Income Taxes” and "Results of Operations - Net Loss from Discontinued Operations”.

REVIEW BY SEGMENT

Segment Revenue from External Customers - Variance Analysis
(in thousands of Canadian dollars)

	Europe	Int'l	Schreiner(ii)	R&O	Corporate & other(iii)	Total
Year ended April 30, 2004	$437,631	$191,773	$32,490	$58,119	$-	$720,013
Foreign exchange impact	6,693	(6,223)	(202)	(148)	-	120
Revenue increase (decrease)	(6,412)	47,966	122,325	19,332	-	183,211
Year ended April 30, 2005	$437,912	$233,516	$154,613	$77,303	$-	$903,344

Total revenue increase (decrease)	$281	$41,743	$122,123	$19,184	N/A	$183,331
% increase (decrease)	0.1%	21.8%	N/A	33.0%	N/A	25.5%
% increase (decrease) excluding FX	(1.5%)	25.0%	N/A	33.3%	N/A	25.4%

Segment EBITDA Variance Analysis
(in thousands of Canadian dollars)

	Europe	Int'l	Schreiner(ii)	R&O	Corporate & other(iii)	Total
Year ended April 30, 2004	$72,104	$28,285	$3,325	$41,228	$(19,533)	$125,409
Foreign exchange impact	3,991	(3,517)	(777)	(915)	-	(1,218)
Segment EBITDA increase (decrease)	(2,038)	21,190	32,544	1,532	(2,045)	51,183
Year ended April 30, 2005	$74,057	$45,958	$35,092	$41,845	$(21,578)	$175,374

Segment EBITDA margin(i)
- Last year	16.5%	14.7%	10.2%	21.3%	N/A	17.4%
- This year	16.9%	19.7%	22.7%	18.7%	N/A	19.4%
Total Segment EBITDA increase (decrease)	$1,953	$17,673	$31,767	$617	$(2,045)	$49,965
% increase (decrease)	2.7%	62.5%	N/A	1.5%	(10.5%)	39.8%
% increase (decrease) excluding FX	(2.8%)	74.9%	N/A	3.7%	(10.5%)	40.8%

(i)	Segment EBITDA as a percent of revenue from external customers except for the R&O segment, which is a percent of total revenue.
(ii)	Results for Schreiner for the comparative period are for the period from February 16, 2004 to April 30, 2004.
(iii)	Corporate and other includes Inter-segment eliminations.

European Flying Segment

The European flying segment consists primarily of operations in the U.K., Ireland, Norway and Denmark, mainly serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea.

Revenue by Industry - Europe	Revenue by Location - Europe

Revenue for fiscal 2005 was $437.9 million, an increase of $0.3 million from revenue of $437.6 million earned in fiscal 2004. This $0.3 million increase was attributable to (i) favourable foreign exchange of $6.7 million, essentially offset by (ii) a $6.4 million decrease in flying revenue. The flying revenue decrease of $6.4 million was related to the redeployment of aircraft to support growth in international markets and reduced activity from expired contracts, offset partially by revenue from new entrants to the North Sea.

Segment EBITDA for fiscal 2005 was $74.1 million, up $2.0 million from segment EBITDA of $72.1 million in fiscal 2004. This increase was due primarily to (i) favourable foreign exchange of $4.0 million and (ii) increased margins on contracts replacing the low margin bp contract that expired in July 2004, offset by (iii) $0.9 million of direct costs incurred in the fourth quarter of the current fiscal year as a result of the delay in deployment of new aircraft as described below, and (iv) increased short-term lease payments to a third party helicopter operator and other costs totalling $1.8 million incurred during a dispute with pilots in Denmark that was settled in the third quarter of the current fiscal year.

Segment EBITDA margin improved from 16.5% in fiscal 2004 to 16.9% in fiscal 2005. Excluding the impact of foreign exchange, the segment EBITDA margin in fiscal 2005 was 16.0%. The primary factor causing the margin to decline from 16.5% to 16.0% was the above noted $0.9 million of costs related to the delay in deployment of new aircraft and the $1.8 million related to the Danish pilot strike. Excluding both the impact of foreign exchange and the increase in expenses as noted, the segment EBITDA margin in fiscal 2005 was 16.6%, up modestly from fiscal 2004.

Operating income for fiscal 2005 was $62.0 million, up $7.1 million from operating income of $54.9 million in fiscal 2004. This improvement was due primarily to (i) improved segment EBITDA, and (ii) reduced restructuring costs of $4.3 million from fiscal 2004. In 2004, we incurred restructuring costs to implement a new management structure in our European operations to provide an increased focus on the critical areas of the business.

We started a long-term contract in Norway that required the deployment of two new heavy aircraft at specific dates in the fourth quarter of fiscal 2005. This contract commitment was not met due to the late delivery of the aircraft by the manufacturer. We provided substitute aircraft to meet the customer’s flying requirements. If the new aircraft had been deployed on the required dates we would have realized additional segment EBITDA of approximately $3.0 million in the current fiscal year. Direct costs incurred as a result of this delay included salary, overtime and related costs totalling approximately $0.9 million. The customer believes it is entitled to compensation for the delay. Our interpretation of the contract is that no compensation is payable. Currently we are in discussions with the customer to resolve this issue and therefore the eventual outcome is presently unknown.

At April 30, 2005 there were 69 aircraft in this segment, consisting of 50 heavy and 19 medium aircraft. Included in the heavy aircraft were 37 Super Pumas including 16 Super Puma MkIIs and 2 Sikorsky S-92 aircraft.

At April 30, 2005 there were 913 employees in the segment (April 30, 2004 - 937), including 344 pilots, 275 engineers and 294 administrative and support personnel.

In fiscal 2005, 72.5% of revenue in this segment was derived primarily from long-term contracts. The major customers in this segment remained largely unchanged from fiscal 2004 and during fiscal 2005 included bp, Exxon Mobil, TotalFinaElf, Maersk, Statoil, Norsk Hydro, ConocoPhillips, Talisman, Kerr-McGee and the Irish Coast Guard.

During and subsequent to fiscal 2005 we were awarded the following new contracts and contract renewals:

•	New North Sea contract with Marathon Oil U.K. Ltd. (five-year contract) valued at approximately $10.0 million per year.

•
Commencing September 1, 2005, a new five-year contract, plus two two-year options, with Nexen Petroleum U.K. Limited for the provision of helicopter services in support of Nexen’s U.K. Central and Northern North Sea operations.

•	New two-year contract, plus three one-year options, by the Peak Group.

•
Contract renewals by PGS Production AS, Kerr-McGee and ConocoPhillips Norway for the provision of heavy helicopter transportation services in the Norwegian North Sea. These contracts have contract periods ranging from one to five years. Including option periods, the total potential contract periods range from three to five years. Combined annual revenue from these contracts is expected to be approximately $32.0 million. We were also awarded an expanded Search and Rescue contract by the Irish Coast guard with a value of approximately $6.5 million per annum.

The following contracts were not renewed:

•	In March 2005 a contract with Talisman Energy (U.K.) Limited in the North Sea expired and was not renewed by the customer. This contract generated revenue of approximately $22.0 million per year.

•
Subsequent to the year end, ConocoPhillips Norway extended an existing crew-change contract to September 1, 2006, but announced it will not renew the contract beyond this date. Bp/Talisman extended a related crew-change contract to December 31, 2005, but announced it will not renew the contract beyond this date. These two contracts are currently valued at a total of $46.0 million per annum.

International Flying Segment

The International flying segment consists of operations in Australia, Africa, Asia and offshore work in eastern Canada and in other locations around the world, serving offshore oil and gas, EMS/SAR and other industries.

Revenue by Industry - International	Revenue by Location - International

Revenue for fiscal 2005 was $233.5 million, an increase of $41.7 million from revenue of $191.8 million in fiscal 2004. The increase included revenue growth of $48.0 million, partially offset by an unfavourable foreign exchange impact of $6.2 million. The $48.0 million revenue increase was driven by increased flying activity, primarily for oil and gas customers from new contract awards and increased flying activity on existing contracts. Total flying hours increased from 47,265 in fiscal 2004 to 51,132 in fiscal 2005, representing growth of 3,867 hours or 8.2%. Increased flying hours were derived from increased flying from new and expanded contracts in Malaysia, India, Venezuela and other countries. Revenue also increased due to new dry lease contracts in Brazil and Venezuela.

Segment EBITDA for fiscal 2005 was $46.0 million, up by $17.7 million from segment EBITDA of $28.3 million in fiscal 2004. This increase included an unfavourable foreign exchange impact of $3.5 million. The segment EBITDA improvement of $21.2 million was primarily related to (i) increased revenue from new contracts and renewed contracts at higher margins, and the (ii) addition of high margin dry lease contracts in Brazil and Venezuela in the current year.

The segment EBITDA margin for the International flying segment rose from 14.7% in fiscal 2004 to 19.7% in fiscal 2005. Absent the impact of foreign exchange, the margin in fiscal 2005 was 21.2%. The increase from 14.7% last year to 21.2% this year was due primarily to the items noted above.

Operating income for fiscal 2005 was $38.6 million, up $14.7 million from operating income of $23.9 million in fiscal 2004. This increase was due primarily to improved segment EBITDA.

At April 30, 2005, there were 105 aircraft in this segment, consisting of 23 heavy, 70 medium and 8 light helicopters and 4 fixed-wing aircraft. This is an increase of 8 aircraft since the start of the fiscal year is related to increased activity in the International flying segment in fiscal 2005. The fleet deployed in this segment consists primarily of medium aircraft such as the Sikorsky S76, but also includes a number of heavy aircraft, including the Eurocopter Super Puma and the Sikorsky S61N.

At April 30, 2005, there were 796 employees in the segment (April 30, 2004 - 807), including 264 pilots, 223 engineers and 309 administrative and support personnel.

Approximately 78.3% of revenues in the segment were derived from long-term contracts. The major customers in this segment included Exxon Mobil, Unocal, Chevron, bp, Shell, TotalFinaElf, Premier, Phillips, Soekor, Sonair, DeBeers, the Royal Australian Air Force, Victoria Police, the United Nations, Talisman, Newfield, Petrobras, Encana and United Helicharters.

During fiscal 2005 we were awarded a new contract in West Africa for the provision of one Super Puma MkII aircraft for an initial period of 18 months commencing June 2004. Anticipated revenue over the term of the contract is approximately $11.0 million.

Schreiner Segment

Schreiner is the largest helicopter operator in the Dutch sector of the North Sea, operating in the Netherlands, providing support to the oil and gas industry and emergency medical services. Schreiner also supports oil and gas operations in Africa in addition to operating an aircraft parts business. We acquired Schreiner on February 16, 2004. Therefore the results of Schreiner are included in our statement of earnings and financial position subsequent to that date.

During fiscal 2005, we disposed of two non-core Schreiner businesses: Schreiner Canada and SAMCO. The results of Schreiner Canada and SAMCO are not included in the Schreiner business segment but are included in discontinued operations.

Revenue by Industry - Schreiner	Revenue by Location - Schreiner

Revenue for fiscal 2005 was $154.6 million while segment EBITDA earned for fiscal 2005 was $35.1 million. The $154.6 million in revenue was comprised of (i) $106.7 million in flying revenue, of which $75.3 million related to oil and gas and other customers, (ii) $47.1 million of repair and overhaul revenue, and (iii) $0.8 million in other revenue.

Schreiner’s segment EBITDA margin increased from 10.2% in fiscal 2004 to 22.7% in fiscal 2005. This increase was the result of improved operating margins from reduced support costs and other operational efficiencies implemented since Schreiner was acquired.

Operating income for fiscal 2005 was $24.5 million, which included restructuring costs of $5.6 million, largely consisting of severance, termination, consulting and other costs relating to the restructuring project currently in progress.

At April 30, 2005 there were 501 employees in the segment (2004 - 699) including 148 pilots, 105 engineers and 248 administrative and support personnel. The decline is due to the sale of SAMCO and Schreiner Canada as well as the current restructuring initiative.

During and subsequent to fiscal 2005 we were awarded the following new contracts and contract renewals:

•	New two-year contract (plus one option year) valued at approximately $6.5 million per annum by GNPOC for the provision of aircraft in Northeast Africa.

•
Five year contract renewal for the provision of offshore transportation services to oil and gas fields in the Dutch sector of the North Sea to a consortium of Total E&P Nederland, Wintershall Noordzee and Petro-Canada Netherlands. This contract is valued at approximately $25.0 million per annum and has two one-year renewal options.

Repair and Overhaul Segment

The Repair and overhaul segment, which will become an important component of Heli-One in the new fiscal year, includes helicopter repair and overhaul facilities in Norway, Canada, Australia and the U.K., providing helicopter repair and overhaul services for our fleet and for an external customer base in Europe, Asia and North America and includes the survival suit and safety equipment production business.

During the year, our Repair and overhaul segment acquired three new businesses to complement its existing helicopter support services. The August 2004 acquisition of Multifabs, an Aberdeen-based company specializing in the production of cold water survival suits for military forces, emergency services and offshore transportation companies around the world enhances our ability to deliver the most comprehensive, cost-effective offshore services package to its customers in the oil and gas and emergency search and rescue sectors. Multifabs complements the existing third-party marine, military and aviation safety business of this segment. In the current year we also acquired a majority position in ATSL, an independent aircraft engine repair and overhaul company servicing General Electric CT 58/T58 and Pratt and Whitney, PT6T turboshaft engines, and the assets and capabilities of Coulson, a British Columbia, Canada based helicopter component and turbine maintenance repair and overhaul provider. ATSL and Coulson are important elements of our strategic expansion of our global repair and overhaul capabilities.

External Revenue by Customer - Repair and overhaul	External Revenue by Type - Repair and overhaul

Third party repair and overhaul revenue for fiscal 2005 was $77.3 million, of which approximately 31.6% was derived from long-term contracts, compared to $58.1 million in fiscal 2004. This $19.2 million increase in third party revenue was due to growth in the business and revenue from newly acquired businesses partially offset by an unfavourable foreign exchange impact of $0.1 million. Other offsetting variances included (i) a decrease in revenue from base maintenance of $5.4 million, (ii) a $2.3 million increase in revenue from “power-by-the-hour” (“PBTH”) customers, and (iii) an increase in major component overhaul revenue of $2.7 million.

Segment EBITDA for the repair and overhaul segment for fiscal 2005 was $41.8 million, up $0.6 million from segment EBITDA of $41.2 million in fiscal 2004. This was the combined result of (i) increased revenue as noted above; (ii) reduced overhaul costs resulting from insourcing services previously provided by third parties; offset by (iii) increased parts costs as low-cost inventory acquired on the acquisition of Helicopter Service Group is now largely depleted; (iv) increased repair and subcontract costs for parts used to support the power-by-the-hour fleet; (v) the decision not to increase prices to internal customers in the current fiscal year; and (vi) an unfavourable foreign exchange impact of $0.9 million.

The foregoing are also the cause of the decrease in Heli-One’s segment EBITDA margin from 21.3% last year to 18.7% this year. Excluding the impact of foreign exchange, Heli-One’s fiscal 2005 segment EBITDA margin was 19.2%.

Operating income for fiscal 2005 was $33.9 million, down $5.8 million from operating income of $39.7 million in fiscal 2004. This decrease was due primarily to a $3.9 million increase in amortization relating to assets employed in the newly acquired businesses and an increase of $2.5 million in restructuring costs from those incurred in fiscal 2004. Restructuring costs largely consisted of severance, termination, consulting and other costs relating to the restructuring project currently in progress.

At April 30, 2005 there were 684 employees in the segment (2004 - 448), including 280 engineers and 404 support and administrative personnel. The increase in employees relates to the acquisition of Multifabs, ATSL and the start-up of the Heli-One business, offset by reductions relating to the restructuring initiatives.

Corporate and Other Segment

Corporate segment EBITDA (including Inter-segment eliminations) of $(21.6) million in fiscal 2005 decreased $2.1 million from the same period last year. The primary reasons for the decrease were higher general and administration costs of $7.2 million due primarily to increases in variable compensation costs and the build-up of the Financial Services Department in Vancouver, Canada in anticipation of delivering services to our operating divisions in the new fiscal year. These increases were substantially offset by variances in inter-segment eliminations.

YEAR ENDED APRIL 30, 2004 COMPARED TO YEAR ENDED APRIL 30, 2003

Revenue

Total revenue for fiscal 2004 was $720.0 million, an increase of $8.1 million or 1.1% from revenue of $711.9 million for fiscal 2003. The following are the primary reasons for the change in revenue.

(i)
Unfavourable foreign exchange of $39.9 million. Of this, $20.7 million related to the translation into Canadian dollars of the financial results of our foreign subsidiaries as a result of the weakening of the Norwegian kroner and pound sterling, partially offset by the strengthening of the Australian dollar and South African rand. The remaining $19.2 million relates to the translation of U.S. dollar and euro denominated transactions into the functional currencies of our applicable operating divisions due to the weakening of the U.S. dollar partially offset by the strengthening of the euro.

(ii)	Revenue earned by Schreiner of $32.4 million since its acquisition on February 16, 2004.

(iii)	An increase, excluding the impact of foreign exchange, in revenue in our International flying segment of $21.3 million due to additional contracts and to higher flying activity on existing contracts.

(iv)
A decrease, excluding the impact of foreign exchange, in revenue in our European flying segment of $5.9 million. This decrease was due primarily to a decline in flying hours that was attributable to a pilots’ work slowdown during our first quarter ended July 31, 2003, a decline in training revenue, and a decrease in ancillary revenue from one-time customers.

By industry sector, the distribution of the year-over-year change in revenue is set forth in the table below:

Revenue Summary by Industry Sector

	Fiscal Year Ended April 30						Change Attributable to
	2004	2003	Change	2004	2003	Change	Schreiner Acquisition	Other Factors(i)
Industry Sector	(percentage of total revenue)			(in millions of CDN dollars)			(in millions of CDN dollars)
Oil and Gas Production	61.1%	59.1%	2.0%	$439.9	$420.7	$19.2	$13.7	$5.5
Oil and Gas Exploration	12.3%	14.4%	(2.1)%	88.6	102.6	(14.0)	0.4	(14.4)
Repair and Overhaul	9.3%	8.9%	0.4%	67.1	63.0	4.1	8.8	(4.7)
EMS/SAR	8.6%	8.0%	0.6%	62.0	57.0	5.0	0.5	4.5
Other	5.9%	6.8%	(0.9)%	42.8	48.4	(5.6)	5.2	(10.8)
Passenger Transportation	1.8%	1.0%	0.8%	12.6	7.1	5.5	3.8	1.7
Training	1.0%	1.8%	(0.8)%	7.0	13.1	(6.1)	-	(6.1)
Total	100.0%	100.0%	0.0%	$720.0	$711.9	$8.1	$32.4	$(24.3)

(i)
The $5.5 million increase in revenue in the oil and gas production sector and the $4.5 million increase in the EMS/SAR sector were due primarily to the growth in our International flying segment offset partially by unfavourable foreign exchange. The $14.4 million decrease in oil and gas exploration revenue was due largely to unfavourable foreign exchange. The entire $4.7 million decline in repair and overhaul revenue was due to unfavourable foreign exchange. The $10.8 million decrease in other revenue reflects, in addition to unfavourable foreign exchange, the fact that other revenue in fiscal 2003 was abnormally high (up $14.8 million over fiscal 2002) due mainly to a one-time revenue stream earned in connection with modifications made to aircraft as part of a new search and rescue contract. The $6.1 million decrease in training revenue reflects a $5.0 million reduction in our European flying segment due to reduced and delayed training activity and unfavourable foreign exchange.

The table below provides a summary of segment revenue by quarter for fiscal 2004 and 2003:

Revenue Summary by Quarter
(in millions of Canadian dollars)

Period		European flying	International flying	Schreiner	Total Flying Segments	Repair and overhaul	Total
Fiscal 2004	Q1	$112.1	$43.6	$-	$155.7	$13.3	$169.0
	Q2	111.5	46.7	-	158.2	14.4	172.6
	Q3	104.7	49.0	-	153.7	15.3	169.0
	Q4	109.4	52.5	32.4	194.3	15.1	209.4
		$437.7	$191.8	$32.4	$661.9	$58.1	$720.0

Fiscal 2003	Q1	$117.0	$45.8	$-	$162.8	$10.9	$173.7
	Q2	124.4	44.5	-	168.9	19.6	188.5
	Q3	115.2	46.4	-	161.6	15.9	177.5
	Q4	107.6	48.0	-	155.6	16.6	172.2
		$464.2	$184.7	$-	$648.9	$63.0	$711.9

We derive our flying revenue from two types of contracts. Approximately 56% of our fiscal 2004 flying revenue (fiscal 2003 - 60%) was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remaining portion was generated by fixed monthly charges. Because of the significant fixed charge component in our flying revenue mix, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenues, they remain a good measure of the level of activity and fleet utilization. The following two tables provide, respectively, a quarterly summary of our flying hours and a summary of our flying revenue hourly vs. fixed mix for fiscal 2004 and 2003, in each case by segment.

Flying Hours

		Flying Hours				Number of Aircraft at Period End
Period		European flying	Inter-national flying	Schreiner	Total	European flying	Inter-national flying	Schreiner	Total
Fiscal 2004	Q1	22,351	11,057	-	33,408	72	90	-	162
	Q2	21,951	11,926	-	33,877	70	94	-	164
	Q3	19,806	12,066	-	31,872	72	95	-	167
	Q4	19,939	12,216	5,701	37,856	71	97	38	206
		84,047	47,265	5,701	137,013

Fiscal 2003	Q1	23,257	11,165	-	34,422	72	87	-	159
	Q2	22,994	10,618	-	33,612	73	87	-	160
	Q3	20,316	11,189	-	31,505	73	90	-	163
	Q4	19,430	11,067	-	30,497	71	88	-	159
		85,997	44,039	-	130,036

Flying Revenue Mix - Hourly vs. Fixed
(in millions of Canadian dollars)

	Hourly		Fixed		Total
Segment	Fiscal 2004	Fiscal 2003	Fiscal 2004	Fiscal 2003	Fiscal 2004	Fiscal 2003
European flying	$272.5	$303.4	$138.3	$122.1	$410.8	$425.5
International flying	61.2	57.5	119.0	119.6	180.2	177.1
Schreiner	7.6	-	9.2	-	16.8	-
	$341.3	$360.9	$266.5	$241.7	$607.8	$602.6

We utilize primarily heavy aircraft in our European operations and medium aircraft in our International flying segment and in Schreiner. As illustrated in the following table, the overall mix of revenue by aircraft type remained relatively consistent from fiscal 2003 to fiscal 2004, except for fixed-wing revenue which has increased due to the acquisition of Schreiner.

Flying Revenue Mix - Aircraft Type
(in millions of Canadian dollars)

	Fiscal 2004					Fiscal 2003
Segment	Heavy	Medium	Light	Fixed Wing	Total	Heavy	Medium	Light	Fixed Wing	Total
European flying	$330.6	$80.2	$-	$-	$410.8	$335.9	$89.6	$-	$-	$425.5
International flying	50.9	119.2	4.4	5.7	180.2	50.7	118.3	4.4	3.7	177.1
Schreiner	1.9	9.0	0.5	5.4	16.8	-	-	-	-	-
Total
Flying Revenue	$383.4	$208.4	$4.9	$11.1	$607.8	$386.6	$207.9	$4.4	$3.7	$602.6
Total %	63.1%	34.3%	0.8%	1.8%	100.0%	64.2%	34.5%	0.7%	0.6%	100.0%

We regularly compare our activity levels against available industry data. Aberdeen Airport Ltd. reports monthly helicopter passenger traffic for all helicopter operations in Aberdeen, Scotland, which is our largest base (accounting for approximately 31% of total activity in the European flying segment) as measured by the number of aircraft and revenue. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport for fiscal 2004 and 2003.

Aberdeen Airport - Helicopter Passengers

	Fiscal 2004	Fiscal 2003	% Change (2004 vs 2003)
Q1	101,757	116,102	(12.4)%
Q2	95,227	112,449	(15.3)%
Q3	87,588	92,918	(5.7)%
Q4	89,975	92,686	(2.9)%
Total	374,547	414,155	(9.6)%
Source: Aberdeen Airport Ltd.

The data in the above table shows a year-over-year decrease in activity in Aberdeen. While activity levels in Aberdeen declined 9.6% in fiscal 2004 versus fiscal 2003, our flying hours in Europe overall declined by only 2.3% over the same period. This decline includes that attributable to a pilots’ work slowdown in the first quarter of fiscal 2004 in addition to that attributable to a decline in North Sea oil and gas activity. Furthermore, although flying revenue from the European flying segment fell by $14.7 million over these periods, from $425.5 million in fiscal 2003 to $410.8 million in fiscal 2004, this decline was due entirely to foreign exchange. In fact, European flying revenue (excluding the impact of foreign exchange) grew by $1.2 million year-over-year, as follows:

(in millions of Canadian dollars)
Flying revenue, fiscal 2003	$425.5
Revenue growth
Total	$4.0
Revenue lost due to pilots work slowdown in Q1	(2.8)
Net growth	1.2
Unfavourable foreign exchange	(15.9)
Flying revenue, fiscal 2004	$410.8

These results reflect the fact that 33.7% of our fiscal 2004 European flying revenue was derived from fixed charges (that are unaffected by flying activity) compared to 28.7% in fiscal 2003.

Direct Costs

Direct costs for fiscal 2004 increased by $30.0 million, to $576.0 million, from $546.0 million for fiscal 2003. This $30.0 million increase was driven partially by (i) the acquisition of Schreiner which had direct costs of $29.2 million since acquisition; and (ii) increased pension expense of $8.8 million in our European flying segment, offset partially by (iii) favourable foreign exchange of $23.0 million. The remaining increase in direct costs reflects an increase in variable costs incurred in relation to revenue growth, primarily in our International flying segment.

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

General and Administration Costs

General and administration costs for fiscal 2004 decreased by $2.8 million, to $18.6 million, from $21.4 million for fiscal 2003. This decrease was due to lower variable compensation costs and reduced expenses under our stock appreciation rights plan.

Amortization

Amortization expense increased $4.7 million, from $20.5 million in fiscal 2003 to $25.2 million in fiscal 2004. Of this increase, $1.1 million was attributable to the acquisition of Schreiner. The remainder was due largely to capital additions relating to aircraft additions in fiscal 2004.

Although we completed six sale-leaseback transactions and seven LOLI transactions in fiscal 2004, all but one of these occurred either late in the third quarter or during the fourth quarter. Accordingly, these transactions did not have a significant impact on amortization expense for fiscal 2004.

Restructuring Costs

During fiscal 2004 we incurred restructuring costs of $9.2 million (after tax, $6.4 million) in connection with the consolidation of our European operations and other related activities. Restructuring costs were composed of termination benefits, professional fees, travel costs and other incremental costs directly associated with the restructuring activities.

Gain on Disposal of Assets

During fiscal 2004 we disposed of property and equipment and received net proceeds of $126.9 million, resulting in a net recognized gain of $3.3 million and a deferred gain of $30.2 million. The latter related primarily to the six sale-leaseback and seven LOLI transactions during the year. The net recognized gain of $3.3 million was composed primarily of gains on the disposal of five aircraft during the year.

Operating Income

Operating income decreased by $32.1 million from $126.4 million in fiscal 2003 to $94.3 million in fiscal 2004. This decrease was primarily due to (i) unfavourable foreign exchange of $16.9 million; (ii) increased pension expense of $8.8 million in our European flying segment; and (iii) restructuring costs of $9.2 million incurred in our European flying segment.

Debt Settlement Costs

During fiscal 2004 we incurred $19.7 million (after tax, $12.6 million) of debt settlement costs in connection with the retirement, in April 2004, of (i) €87.3 million ($140.6 million) (60% of the original principal amount) of our 11¾% senior subordinated notes, (ii) £32.7 million ($78.7 million) and €25 million ($40.3 million) of our senior credit facilities and (iii) NOK 123.5 million ($24.3 million) of our 7% term loan. During fiscal 2003 we incurred $12.5 million (after tax, $7.9 million) of debt settlement costs in connection with the retirement, in May 2002, of  €50.8 million ($71.6 million including foreign exchange) (35% of the original principal amount) of our 11¾% senior subordinated notes. Debt settlement costs in fiscal 2004 and 2003 were composed of make-whole premiums, professional fees, foreign exchange, write-off of deferred financing costs and other incremental costs directly associated with the debt settlement activities.

Financing Charges

Financing charges consist primarily of (i) interest on debt; (ii) amortization of deferred financing costs; (iii) foreign exchange gains and losses on operating activities, working capital revaluation, debt repayment and debt revaluation; and (iv) realized foreign exchange gains and losses on forward foreign currency contracts that have not been designated as hedging instruments. Financing charges for the fiscal year ended April 30, 2004 totalled $29.0 million versus $34.5 million in fiscal 2003. The $5.5 million reduction in financing charges this year was driven primarily by $9.8 million of realized foreign exchange gains on forward foreign currency contracts offset by a $2.2 million increase in foreign exchange losses on operating activities and working capital revaluation and a net increase in other items of $2.1 million.

(in millions of Canadian dollars)	2004	2003
Interest on debt obligations	$30.6	$30.8
Amortization of deferred financing costs	3.6	3.2
Foreign exchange loss from operating activities and working capital revaluation	5.5	3.3
Foreign exchange gain on debt repayment	(1.8)	(1.3)
Foreign exchange gain on revaluation of long-term debt	-	(0.7)
Foreign exchange gain on foreign currency contracts	(9.8)	-
Interest revenue	(1.1)	(4.4)
Other interest and banking expenses	2.0	3.6
Total	$29.0	$34.5

The average rate on our variable-rate senior credit facilities during fiscal 2004 was 4.4% compared to 5.3% in fiscal 2003. This decline was due mainly to the fact that the euro LIBOR rate during fiscal 2004 was lower than the GBP LIBOR rate during fiscal 2003 and most of our senior credit facility was converted during fiscal 2004 from a rate of GBP LIBOR plus a margin of 1.125% to a rate of euro LIBOR plus a margin of 1.125%. Despite this interest rate reduction, total interest on long-term debt increased slightly. This increase was due primarily to a higher debt load in the fourth quarter of fiscal 2004 driven by the borrowing of €93.6 million ($154.7 million) under our senior credit facilities in February 2004 in connection with the acquisition of Schreiner.

Equity in Earnings of Associated Companies

Equity in earnings of associated companies increased by $1.6 million, from $2.3 million in fiscal 2003 to $3.9 million in fiscal 2004. Of this increase, $1.2 million was due to the stronger performance of CHL, in which we held a 42.75% interest. The remaining increase of $0.4 million reflects Schreiner’s post-acquisition proportionate share of the earnings of its equity accounted investees.

Income Taxes

We had an income tax recovery of $16.6 million in fiscal 2004 compared to an expense of $1.9 million in fiscal 2003. The higher recovery in fiscal 2004 was due to (i) a lower tax provision due to lower earnings from continuing operations, and (ii) the recording of a higher future income tax recover than was recorded in fiscal 2003.

During fiscal 2004, we recorded a $21.0 million future income tax recovery, a significant portion of which is attributable to the reversal of a previously recorded tax liability as a result of the disposition of certain of our European fleet. The remainder of the recovery relates to the reversal of a previously recorded tax liability which is no longer considered necessary as a result of the completion of tax authority audits in various jurisdictions.

During fiscal 2003, we recorded a $14.0 million future income tax recovery related to our Australian operations due to a change in tax law. Australian tax legislation now provides wholly-owned corporate groups with the option of filing consolidated tax returns. Our Australian operations elected to do so. The $14.0 million benefit was the result of tax-effecting the increase in the tax bases of the assets of each of the subsidiaries in the consolidated Australian group.

Net Earnings from Continuing Operations

Net earnings from continuing operations for fiscal 2004 was $66.3 million ($1.47 per share, diluted), down $13.5 million from $79.8 million ($1.76 per share, diluted) in fiscal 2003. This decrease was previously the result of decreased operating income of $32.1 million and higher debt settlement costs of $7.3 million, offset by a $1.6 million increase in equity in earnings of associated companies, a $5.5 million decrease in financing charges and an $18.6 million decrease in the provision for income taxes. See “Results of Operations - Income Taxes”.

Net Loss from Discontinued Operations

Net loss from discontinued operations for fiscal 2004 was $2.6 million ($(0.06) per share, diluted), down $11.7 million from a loss of $14.3 million for fiscal 2003 ($(0.30) per share, diluted). This reduced loss was primarily the result of an evaluation of the fair value of the assets and liabilities of Composites, a business currently held for sale and reported as a discontinued operation.

At April 30, 2003, we evaluated the recoverability from cash flows of future operations of the carrying value of Composites’ pre-operating expenses, which had been previously deferred and recorded in other assets on our balance sheet. We determined it appropriate to write off the entire $12.8 million book value of such pre-operating expenses at April 30, 2003 as an asset impairment charge.

Net Earnings

Net earnings declined by $1.8 million to $63.7 million ($1.41 per share, diluted; $1.54 per share, basic) in fiscal 2004, down from $65.5 million ($1.46 per share, diluted; $1.58 per share, basic) in fiscal 2003. This reflects a $13.5 million decrease in net earnings from continuing operations offset by an $11.7 million decrease in the loss from discontinued operations.

Quarterly Information

The table below provides a summary of our revenue net earnings from continuing operations, net earnings, total assets, total long-term financial liabilities, cash dividends per share, net earnings per share from continuing operations and earnings per share for each quarter in fiscal 2004 and 2003.

Fiscal	Revenue	Net earnings from continuing operations	Net earnings	Total assets	Total long-term financial liabilities	Cash dividends per share	Net earnings per share from continuing operations		Net earnings per share
2004	(in millions of Canadian dollars)					declared	Basic	Diluted	Basic	Diluted
Q1	$169.0	$14.5	$13.8	$1,110.2	$567.0	$-	$0.36	$0.33	$0.33	$0.31
Q2	172.6	16.0	15.5	1,114.4	555.9	-	0.38	0.35	0.37	0.34
Q3	169.0	10.0	9.0	1,162.0	572.7	0.25	0.24	0.22	0.23	0.20
Q4	209.4	25.8	25.4	1,534.9	814.3	-	0.62	0.57	0.61	0.56
Total	$720.0	$66.3	$63.7			$0.25	$1.60	$1.47	$1.54	$1.41

Fiscal 2003
Q1	$173.8	$10.3	$8.8	$1,148.9	$615.6	$-	$0.25	$0.23	$0.22	$0.20
Q2	188.4	20.6	18.5	1,180.6	613.8	0.10	0.50	0.45	0.45	0.41
Q3	177.5	16.8	15.5	1,204.5	624.4	-	0.40	0.37	0.37	0.35
Q4	172.2	32.1	22.7	1,157.6	570.2	-	0.77	0.71	0.54	0.50
Total	$711.9	$79.8	$65.5			$0.10	$1.92	$1.76	$1.58	$1.46

There is some impact of seasonality in the quarterly results in the foregoing table. The seasonal variations are due primarily to variations in the activity levels of our oil and gas industry customers’ exploration and development activities.

Foreign exchange has had significant impact on quarterly revenue levels on a year-over-year basis. Quarterly revenues for fiscal 2004, in comparison to quarterly revenues for fiscal 2003, have been negatively impacted by foreign exchange in the following amounts: Q1-$5.8 million, Q2-$17.0 million, Q3-$13.9 million and Q4-$3.2 million, for a total unfavourable foreign exchange impact of $39.9 million.

Quarterly revenue, net earnings from continuing operations and net earnings in the table above were impacted by the following items that affect their comparability:

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

(iv)
In Q4 of fiscal 2004, we recorded additional net-of-tax restructuring costs of $2.2 million ($3.2 million pre-tax) in connection with our European restructuring activities. Also recorded in this quarter were net-of-tax debt settlement costs of $12.6 million ($19.7 million pre-tax) and a $21.0 million tax recovery. Additionally, we acquired Schreiner in this quarter. Schreiner generated revenue of $32.4 million and net earnings from continuing operations of $2.0 million in Q4 of 2004.

REVIEW BY SEGMENT

Segment Revenue from External Customers - Variance Analysis
(in thousands of Canadian dollars)

	Europe	Int'l	Schreiner(ii)	R&O	Corporate & other(iii)	Total
Year ended April 30, 2003	$464,114	$184,784	$-	$62,989	$-	$711,887
Foreign exchange impact	(20,604)	(14,338)	-	(4,970)	-	(39,912)
Revenue increase (decrease)	(5,879)	21,327	32,490	100	-	48,038
Year ended April 30, 2004	$437,631	$191,773	$32,490	$58,119	$-	$720,013

Total revenue increase (decrease)	$(26,483)	$6,989	$32,490	$(4,870)	N/A	$8,126
% increase (decrease)	(5.7%)	3.8%	N/A	(7.7%)	N/A	1.1%
% increase (decrease) excluding FX	(1.3%)	11.5%	N/A	0.2%	N/A	6.7%

Segment EBITDA Variance Analysis
(in thousands of Canadian dollars)

	Europe	Int'l	Schreiner(ii)	R&O	Corporate & other(iii)	Total
Year ended April 30, 2003	$88,614	$39,867	$-	$37,390	$(21,411)	$144,460
Foreign exchange impact	(6,679)	(10,024)	-	(195)	-	(16,898)
Segment EBITDA increase (decrease)	(9,831)	(1,558)	3,325	4,033	1,878	(2,153)
Year ended April 30, 2004	$72,104	$28,285	$3,325	$41,228	$(19,533)	$125,409

Segment EBITDA margin(i)
- Last year	19.1%	21.6%	N/A	18.3%	N/A	20.3%
- This year	16.5%	14.7%	10.2%	21.3%	N/A	17.4%
Total Segment EBITDA increase (decrease)	$(16,510)	$(11,582)	$3,325	$3,838	$1,878	$(19,051)
% increase (decrease)	(18.6%)	(29.1%)	N/A	10.3%	(8.8%)	(13.2%)
% increase (decrease) excluding FX	(11.1%)	(3.9%)	N/A	10.8%	(8.8%)	(1.5%)

(i)	Segment EBITDA as a percent of revenue from external customers except for the R&O segment, which is a percent of total revenue.
(ii)	Results for Schreiner for the year ended April 30, 2004 are for the period from February 16, 2004 to April 30, 2004.
(iii)	Corporate and other includes Inter-segment eliminations.

European Flying Segment

The European flying segment consists primarily of operations in the U.K., Ireland, Norway and Denmark, mainly serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea.

Revenue for fiscal 2004 was $437.6 million, a decrease of $26.5 million from revenue of $464.1 million earned in fiscal 2003. This $26.5 million decrease was attributable to (i) unfavourable foreign exchange of $20.6 million; (ii) a $5.0 million reduction in training revenue; and (iii) a $2.1 million reduction in other revenue, offset partially by a $1.2 million increase in flying revenue. The decline in training revenue reflects reduced and postponed activity, a portion of which was attributable to travel bans in connection with the outbreak of Severe Acute Respiratory Syndrome in fiscal 2004. The flying revenue increase of $1.2 million was composed of contract-driven growth of $4.0 million partially offset by a $2.8 million reduction attributable to a pilots’ work slowdown in the first quarter of fiscal 2004. The reduction in other revenue reflects the fact that this revenue stream was abnormally high in fiscal 2003 due to a one-time contract to perform aircraft modifications for an EMS/SAR customer.

Segment EBITDA for fiscal 2004 was $72.1 million, down $16.5 million from segment EBITDA of $88.6 million in fiscal 2003. This decline was due primarily to (i) unfavourable foreign exchange of $6.7 million; (ii) increased pension expense of $8.8 million; and (iii) the above-noted revenue decline, partially offset by a $3.1 million reduction in other operating expenses due largely to savings generated from restructuring activities during fiscal 2004. The increased pension expense was due to an increase in amortization of net actuarial and experience losses and to assumption changes stemming from the most recent actuarial review of our pension plans.

The segment EBITDA margin declined from 19.1% in fiscal 2003 to 16.5% in fiscal 2004. Absent the impact of foreign exchange, the Segment EBITDA margin in fiscal 2004 was 17.2%. The primary factor causing the margin to decline was the above-noted $8.8 million increase in pension expense. Absent both the impact of foreign exchange and the increase in pension expense, the segment EBITDA margin in fiscal 2004 was 19.1%, consistent with fiscal 2003.

Operating income for fiscal 2004 was $54.9 million, down $21.0 million from operating income of $75.9 million in fiscal 2003. This decrease was due primarily to (i) reduced segment EBITDA and (ii) restructuring costs incurred in 2004 to implement a new management structure in our European operations to provide an increased focus on the critical areas of the business.

At April 30, 2004 there were 71 aircraft in this segment, consisting of 53 heavy and 18 medium aircraft. Among the heavy aircraft were 41 Super Pumas, including 16 Super Puma MkII’s.

At April 30, 2004 there were 937 employees in the segment (April 30, 2003 - 1,058 employees), including 349 pilots, 239 engineers and 349 administrative and support personnel. The primary reason for the decrease in the number of employees was the restructuring of our European operations. Effective February 6, 2004, we have fully implemented a single management structure in our European flying segment. We believe that the new management structure provides an increased focus on the critical areas of the business, such as employee and customer relationships, and better positions us for growth in Europe. We incurred restructuring costs of $9.2 million related to these activities in fiscal 2004. These costs are excluded from the calculation of segment EBITDA for our European flying segment. Through improved information systems, group purchasing leverage, better fleet utilization and a reduction in personnel costs we believe we will realize annual segment EBITDA savings of $12.0 million. Actions to effect all of these anticipated segment EBITDA savings were completed in July 2004.

In fiscal 2004, 85.8% of revenue in this segment was derived primarily from long-term contracts. The major customers in this segment remained largely unchanged from fiscal 2003 and during fiscal 2004 included bp, Exxon Mobil, TotalFinaElf, Maersk, Statoil, Norsk Hydro, ConocoPhillips, Talisman, Kerr-McGee and the Irish Coast Guard.

During fiscal 2004, our European flying segment was awarded North Sea contracts, all of which represent incremental business, from the following customers: Apache (three-year contract plus two one-year extension options; this contract was awarded in August 2003 and generated revenue of $5.2 million in fiscal 2004), Technip Offshore U.K. and Venture Production (two-year contract plus two one-year extension options; this contract was awarded in January 2004 and generated revenue of $2.2 million in fiscal 2004) and a consortium consisting of Eni U.K., BG Group and ConocoPhillips (three-year contract plus one two-year extension option; this contract was awarded in January 2004 and generated revenue of $2.6 million in fiscal 2004).

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

International Flying Segment

The International flying segment consists of operations in Australia, Africa and Asia and offshore work in Eastern Canada and in other locations around the world, serving offshore oil and gas, EMS/SAR and other industries.

Revenue for fiscal 2004 was $191.8 million, an increase of $7.0 million from revenue of $184.8 million in fiscal 2003. The increase was composed of revenue growth of $21.3 million offset by unfavourable foreign exchange of $14.3 million. The $21.3 million revenue increase was driven by increased flying hours, primarily attributable to oil and gas customers, due to both new contract awards and increased flying activity on existing contracts. Total flying hours increased from 44,039 in fiscal 2003 to 47,265 in fiscal 2004, representing growth of 3,226 hours or 7.3%. This increase in flying hours was composed of (i) increased activity primarily attributable to oil and gas customers of 4,566 hours of 12.9% offset by (ii) a reduction of EMS/SAR activity of 1,340 hours or 15.5%. The reduced EMS/SAR flying hours had a minimal impact on revenue because the fixed-charge component of our EMS/SAR revenue stream accounts for approximately 75% of that revenue stream. The unfavourable foreign exchange impact of $14.3 million was caused by the significant weakening of the U.S. dollar during fiscal 2004. This negatively impacted the segment’s U.S. dollar denominated revenue streams, which account for nearly 90% of its revenues.

Segment EBITDA for fiscal 2004 was $28.3 million, down by $11.6 million from segment EBITDA of $39.9 million in fiscal 2003. This decline included unfavourable foreign exchange of $10.0 million. The remaining decline of $1.6 million was due to (i) the existence in fiscal 2003 of several contracts with negotiated margins that were significantly higher than normal; (ii) a retroactive wage settlement with Australian pilots; (iii) increased leasing costs attributable to our movement toward leasing a greater portion of our aircraft fleet; and (iv) increased base costs caused by the mobilization of aircraft to meet the demand created by new contracts that were acquired in fiscal 2004. The unfavourable foreign exchange impact of $10.0 million was due to the noted impact on revenue of a weakened U.S. dollar during fiscal 2004 and to a strengthening of the Australian dollar and South Africa rand. The strengthening of the latter two currencies increased the Canadian dollar equivalent of Australian dollar and South African rand denominated operating costs.

The segment EBITDA margin for the International flying segment fell from 21.6% in fiscal 2003 to 14.7% in fiscal 2004. Absent impact of foreign exchange, the margin in fiscal 2004 was 18.6%. The decline from 21.6% in fiscal 2003 to 18.6% in fiscal 2004 was due to items (i) through (iv) noted in the previous paragraph.

Operating income for fiscal 2004 was $23.9 million, down $15.2 million from operating income of $39.1 million in fiscal 2003. This decrease was due primarily to (i) reduced segment EBITDA and (ii) increased amortization from fiscal 2003 due to additional aircraft in the International fleet, and (iii) reduced gain on disposal of assets from fiscal 2003.

At April 30, 2004, there were 97 aircraft in this segment, consisting of 18 heavy, 65 medium and 10 light helicopters and four fixed-wing aircraft. This is an increase of nine aircraft since the start of the fiscal year which was necessitated by the growth of the International flying segment in fiscal 2004. The fleet in the segment consists primarily of medium aircraft such as the Sikorsky S76, but also includes a number of heavy aircraft, including the Eurocopter Super Puma and the Sikorsky S61N.

At April 30, 2004, there were 807 employees in the segment (April 30, 2003 - 775 employees), including 263 pilots, 223 engineers and 321 administrative and support personnel.

Approximately 81.3% of revenues in this segment were derived from long-term contracts. The major customers in this segment included Exxon Mobil, Unocal, Chevron, bp, Shell, TotalFinaElf, Premier, Phillips, Soekor, Sonair, Debeers, the Royal Australian Air Force, Victoria Police, the United Nations, Talisman, Newfield, Petrobras, Encana and United Helicharters.

During fiscal 2004, we were awarded contracts in our International flying segment, all of which represent incremental business, supporting the following companies: Petrobras (five-year contract in Brazil; this contract was awarded in August of 2003 but flying services thereunder had not yet commenced by fiscal year end), Encana (three-year contract in Ecuador; this contract was awarded in September of 2003 and generated revenue of $1.0 million in fiscal 2004) and Untied Helicharters (four-year contract in India; this contract was awarded in late October 2003 but generated revenue of only $0.3 million in fiscal 2004 due to a delayed start of flying services). We also renewed the five existing contracts that came up for renewal in fiscal 2004.

Schreiner Segment

Schreiner is the largest helicopter operator in the Dutch sector of the North Sea, operating in the Netherlands, providing support to the oil and gas industry and emergency medical services. Schreiner also supports oil and gas operations in Africa in addition to operating an aircraft parts business. We acquired Schreiner on February 16, 2004. Therefore the results of Schreiner are included in our statement of earnings and financial position subsequent to that date.

Revenue from Schreiner from continuing operations during the period from acquisition to April 30, 2004 was $32.5 million while segment EBITDA earned during the same period was $3.3 million. The $32.5 million in revenue was composed of (i) $16.8 million in flying revenue of which $14.1 million and $2.7 million related to oil and gas and other customers, respectively; (ii) aircraft parts sales of $8.3 million; (iii) $4.0 million of revenue from the manufacture and sale of military targets; and (iv) $3.4 million of other revenue.

Schreiner’s segment EBITDA margin during the period was 10.2%. This reflects the fact that Schreiner sold aircraft subsequent to acquisition which were carried in inventory as at the date of acquisition. Such aircraft inventory was recorded by us at fair market value as at the date of acquisition, which effectively eliminated the margin on the subsequent sales of these aircraft.

Operating income during the period was $2.0 million.

Repair and Overhaul

The Repair and overhaul segment includes helicopter repair and overhaul facilities in Norway, Australia and the U.K., providing helicopter repair and overhaul services for our fleet and for an external customer base in Europe, Asia and North America.

Third party repair and overhaul revenue for fiscal 2004 was $58.1 million, of which 32.0% was derived from long-term contracts, compared to $63.0 million in fiscal 2003 of which 40% was derived from long-term contracts. This $4.9 million decline in third-party revenue was due entirely to unfavourable foreign exchange. The remaining year-over-year revenue variances were completely offsetting and were composed of (i) a decrease in revenue from heavy maintenance projects of $4.9 million; (ii) a $1.3 million increase in revenue from “power-by- hour” (“PBH”) customers; (iii) an increase in major component overhaul and other revenue of $2.7 million; and (iv) revenue growth of $0.9 million attributable to our March 5, 2004 acquisition of U.K.-based Whirlybird. Whirlybird is a global supplier of survival suits and related aircraft passenger survival equipment. The decline in revenue from heavy maintenance projects reflects the fact that such revenue was exceptionally high in fiscal 2003 due to additional customer requirements in that period. The increase in PBH revenue was attributable to increased work performed for customers to support their increased flying hours. The increase in major component overhaul and other revenue also reflects increased customer demand.

Segment EBITDA for the Repair and overhaul segment for fiscal 2004 was $41.2 million, up to $3.8 million from segment EBITDA of $37.4 million in fiscal 2003. This increase was composed of (i) a cost reduction due to a one-time refund this year of approximately $2.2 million related to the cancellation of an external PBH agreement with the aircraft manufacturer for the repair and overhaul of Super Puma MkII components, which Astec is now servicing in-house; (ii) segment EBITDA growth of $3.3 million attributable primarily to a change in Astec’s revenue mix and to reduced maintenance costs; and (iii) segment EBITDA of $0.3 million generated by Whirlybird since acquisition, offset by (iv) unfavourable foreign exchange loss of $0.2 million. The EBITDA growth from the change in revenue mix was caused largely by the fact that the percentage of Astec’s revenue generated from higher-margin engine and dynamics work increased from 12% in fiscal 2003 to 18% in fiscal 2004. The reduction in maintenance expense was due to a decline in the amount of work subcontracted to third-party vendors. Astec has developed the capability to perform such work in-house.

The foregoing are also the cause of the increase in segment EBITDA margin from 18.3% last year to 21.3% this year. Absent the impact of foreign exchange, fiscal 2004 segment EBITDA margin was 21.8%.

Operating income for fiscal 2004 was $39.7 million, up $3.2 million from operating income of $36.5 million in fiscal 2003. This improvement was due primarily to improved segment EBITDA.

In January 2004, we signed a contract with the German Ministry of the Interior for the (i) the upgrade and sale of five Super Puma aircraft from our existing fleet and (ii) the upgrade of five of the customer’s Super Pumas. The total value of the contract is approximately $64.0 million, to be earned between fiscal 2005 and 2007.

Corporate and Other

Corporate and other costs for fiscal 2004 were $19.5 million compared to $21.4 million in fiscal 2003, producing negative segment EBITDA of these same amounts. This $1.9 million cost reduction was due primarily to lower variable compensation costs and to reduced expense incurred under our stock appreciation rights plan. With respect to the latter, in July 2002 we entered into a hedging agreement with a major Canadian financial institution to reduce volatility of cash flows and earnings associated with changes in our share price.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

We generated $131.6 million of operating cash flow (before changes in non-cash working capital) in fiscal 2005, an increase of $8.0 million from the $123.6 million generated for fiscal 2004. This increase is due primarily to (i) a $7.3 million increase in net earnings from continuing operations, (ii) $43.2 million increase to current and long-term income tax assets and liabilities partially offset by (iii) lower debt settlement costs of $17.7 million, (iv) increased net pension plan funding of $9.8 million, (v) a $7.7 million decrease in deferred revenue, and (vi) increased amortization of $5.5 million of Schreiner contract credits. We generated $6.6 million in cash from working capital during fiscal 2005, primarily through $55.1 million from accounts payable management partially offset by increases in accounts receivable of $36.5 million and inventory of $14.0 million resulting from newly acquired and existing businesses and other factors. As a result, cash flow from operations for the year ended April 30, 2005 was $138.2 million, an increase of $47.6 million or 53%, from fiscal 2004.

We generated $123.6 million of operating cash flow (before changes in non-cash working capital) in fiscal 2004, a decrease of $8.9 million from the $132.5 generated in fiscal 2003. This decrease was due primarily to (i) a $13.5 million decrease in net earnings from continuing operations, (ii) $18.7 million decrease to current and long-term future income taxes partially offset by (iii) higher debt settlement costs of $7.2 million, (iv) reduced net pension items of $7.5 million and (v) a $9.3 million increase in advance aircraft rental payments incurred in connection with the sale-leaseback and LOLI transactions. Cash from working capital decreased by $33.0 million. The decrease was primarily through (i) an increase in inventory of $23.7 million at Astec driven by the need to support higher customer activity and support work previously performed externally, (ii) an increase in prepaid expenses, (iii) a decrease in accounts payable, net of the increase attributable to the Schreiner purchase offset by (iv) a decrease in accounts receivable net of the increase attibutable to the Schreiner acqusition due to the timing of invoicing and cash receipts. As a result, cash flow from operations for the year ended April 30, 2004 was $90.6 million, a decrease of $23.7 million, or 21%, from fiscal 2003.

We believe that we will be able to generate sufficient cash flow to meet our current and future working capital, capital expenditure and debt obligations. As at April 30, 2005, we had unused borrowing capacity under our credit facilities of $232.7 million and cash and cash equivalents of $51.4 million, for a total of $284.1 million. We do not expect any material changes to our future working capital requirements other than possible changes caused by major acquisitions should any such acquisitions occur. Our growth strategy includes the pursuit of various acquisition targets. It is expected that acquisitions would be largely debt financed. Aircraft are often acquired over an extended period through deposits and then sold and leased back shortly after acquisition. We do not expect to use sale-leaseback transactions from the sale of long-term owned aircraft as a source of liquidity. Sale-leaseback transactions are used by us as a cost effective way to finance new aircraft.

There are no material, legal or practical restrictions on our ability to obtain cash from our subsidiaries. There are no material trends and no expected material fluctuations in our liquidity position. We are not aware of any balance sheet conditions, income items or cash flow items that could have a material impact on our liquidity. There are also currently no liquidity problems associated with our financial instruments. However, changes in our stock price affect the fair market value of an equity forward price agreement that we use to hedge our stock appreciation rights. As well, changes in foreign exchange rates affect the fair market value of currency swaps into which we have entered in connection with hedging our net investment in our self-sustaining foreign operations. It is possible that such changes in the fair market value of these financial instruments could be material. (See “Financial Instruments”.)

Financing Activities

Financing activities generated cash of $123.1 million for fiscal 2005, compared to $101.8 million generated for fiscal 2004. Total debt increased by $113.1 million in the year from $514.0 million to $627.1 million. The $113.1 million increase was comprised of (i) an increase in debt of $160.0 million offset by (ii) favourable foreign exchange of $46.9 million. The increase in debt was due primarily to property and equipment additions and acquisitions of new businesses in fiscal 2005. During the year we agreed to the terms of revised senior credit facilities to replace the existing facilities that were due to mature in July 2005. The new senior facilities consist of a revolving facility of U.S. $175.0 million, a revolving facility of £ 6.8 million and a non-revolving facility of € 66.1 million and a non-revolving facility of £ 7.6 million. The terms of the revised senior credit facilities provide for increased flexibility in both financial and non-financial covenants, extension of the maturity dates for periods of three to five years, lower interest rates and increased borrowing limits.

In March 2005, we issued $188.5 million (U.S. $150.0 million) of 7 3/8% senior subordinated notes. Partial proceeds were used to repay CAD $162.4 million of our senior credit facilities.

The current portion of long-term debt decreased by $11.2 million, from $38.0 million at April 30, 2004 to $26.8 million at April 30, 2005. The $11.2 million decrease in the current portion of long-term debt was attributable to the redemption of our remaining $11.5 million of 11¾% senior subordinated notes and $10.4 million remaining 8% subordinated debentures, offset by an increase in the current portion of debt obligation on our senior credit facilities and other term loans. See Note 15 to our fiscal 2005 audited consolidated financial statements.

Debt issue costs in fiscal 2005, incurred primarily in connection with the aforementioned U.S. $150.0 million debt issuance and the revised senior credit facilities, totalled $5.6 million and have been recorded as deferred financing costs. Also in connection with the debt issuance, we paid cash debt settlement costs of $1.8 million to pay down existing debt.

To minimize the impact of foreign exchange on our cash flows, we have denominated our debt in various currencies to more closely match net operating cash flows with debt service obligations. See “Financial Instruments”. At April 30, 2005 our total net debt was denominated in the following currencies:

Currency	Debt in functional currency (millions)		Canadian equivalent (millions)
U.K. pound sterling		£9.2	$22.1
Euro		€59.7	97.0
Canadian dollar		$5.2	5.2
U.S. dollar	U.S.	$400.0	502.8
Cash (various currencies)			(51.4)
Total net debt			$575.7

Total debt increased by $192.7 million from $321.3 million at April 30, 2003 to $514.0 million at April 30, 2004. The $192.7 million increase was composed of (i) an increase in debt of $211.4 million offset by (ii) favourable foreign exchange of $18.7 million. The increase in debt was due primarily to the acquisition of Schreiner as we borrowed €93.6 million or $154.6 million in connection with that transaction via a bridge facility under our senior credit facilities. The favourable foreign exchange of $18.7 million was composed of (i) favourable foreign exchange of $17.7 million on our euro denominated debt and (ii) favourable foreign exchange of $3.3 million on our pound sterling denominated debt offset by (iii) unfavourable foreign exchange of $2.3 million on our U.S. dollar denominated debt.

In April 2004 we issued U.S. $250 million ($340 million) of 7 3/8% senior subordinated notes. Proceeds were used primarily to pay down existing debt and fund issue costs. The current portion of long-term debt increased by $17.6 million, from $20.4 million at April 30, 2003 to $38.0 million at April 30, 2004. The $17.6 million increase in the current portion of long-term debt was attributable to the repayment of a portion of our existing debt with proceeds of our April 2004 issuance of U.S. $250.0 million senior subordinated notes. However, $21.9 million of such debt repayment occurred in fiscal 2005. See Note 15 to our audited consolidated financial statements.

Debt issue costs in fiscal 2004, incurred primarily in connection with the aforementioned U.S. $250.0 million debt issuance, totalled $13.2 million and have been recorded as deferred financing costs. Also in connection with the debt issuance, we paid cash debt settlement costs of $37.9 million to pay down existing debt. These costs were composed of realized foreign exchange losses of $23.9 million and $14.0 million in make-whole premiums and other out-of-pocket costs such as a hedge of our net investment in our self-sustaining foreign operations. The remaining cash costs of $14.0 million were charged to debt settlement expenses on our fiscal 2004 audited consolidated statement of earnings. Such debt settlement expenses totalled $19.7 million and were composed of the noted cash costs of $14.0 million as well as a $5.7 million write-off of unamortized deferred financing costs on debt that was paid down with a portion of the proceeds from the U.S. $250.0 million debt issuance.

To minimize the impact of foreign exchange on our cash flows, net debt at April 30, 2004 was denominated in the following currencies:

Currency	Debt in functional currency (millions)		Canadian equivalent (millions)
U.K. pound sterling		£9.9	$24.1
Euro		€75.8	124.5
Canadian dollar		$22.7	22.7
U.S. dollar	U.S.	$250.0	342.7
Cash (various currencies)			(67.1)
Total net debt			$446.9

The terms of certain of our debt agreements and helicopter lease agreements impose operating and financial limitations on us. Such agreements limit, among other things, our ability to incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments. Our ability to comply with any of the foregoing limitations and with loan repayment provisions will depend on future performance. This will be subject to prevailing economic conditions and other factors, some of which may be beyond our control. Throughout fiscal 2005 and 2004 we were, and continue to be, in compliance with all covenants, all requirements for the payment of interest and principal and all other conditions imposed by its debt and lease agreements.

During fiscal 2005 we declared an annual dividend of $0.30 payable quarterly on each Class A subordinate voting share and Class B multiple voting share (approximately $12.8 million). Of this, dividends totalling $6.4 million were paid by April 30, 2005. During fiscal 2004, we declared an annual dividend of $10.5 million or $0.25 per share, $5.3 million of which was paid in fiscal 2004 with the remaining $5.2 million paid in fiscal 2005. During fiscal 2003 we declared and paid an annual dividend of $4.0 million or $0.10 per share. There have been no defaults or arrears in dividend payments.

Cash generated by common Class A subordinate voting share issues under the employee share purchase plan and the employee stock option plan and share conversions, generated net proceeds of $0.9 million during fiscal 2005 and $3.3 million during fiscal 2004.

At April 30, 2005, long-term debt (including current portion) totalled $627.1 million and shareholders’ equity totalled $506.0 million. At April 30, 2004 long-term debt (including current portion) totalled $514.0 million and shareholders’ equity totalled $461.7 million. The long-term debt to equity ratio was 1.2:1 at April 30, 2005, compared to 1.1:1 at April 30, 2004.

Investing Activities

Cash used for investing activities was $268.0 million in fiscal 2005 compared to $186.2 million in fiscal 2004. Property and equipment additions of $197.6 million were comprised of (i) $149.0 million for the purchase of 21 helicopters, including four that were subsequently leased through sale-leaseback transactions, (ii) $21.6 million for aircraft modifications, (iii) $6.0 million for major spares, (iv) $10.4 million in connection with the construction of buildings and hangars, and (v) $10.6 million for ground equipment, vehicles, a simulator and office furniture and fixtures. The aforementioned aircraft expenditures of $149.0 million are the net amount of aircraft purchases of $172.9 million less the application of deposits on these aircraft of $23.9 million. We paid aircraft deposits during the year of $53.0 million toward future aircraft purchases to end fiscal 2005 with an aircraft deposit balance of $43.0 million.

Capital expenditures during fiscal 2005 for helicopter major components totalled $63.3 million and $15.5 million for helicopter major inspections. These expenditures were financed from proceeds received on capital asset dispositions and from operating cash flow. Proceeds from disposals during fiscal 2005 totalled $90.9 million. These proceeds were composed of (i) $89.0 million received in connection with five aircraft sale-leaseback transactions and the disposal of five additional aircraft, (ii) $1.7 million received on an insurance claim for a Bell 212 helicopter and (iii) $0.2 million received from miscellaneous dispositions.

During fiscal 2005, we acquired Multifabs, ATSL and Coulson for a net cash expenditure of $18.0 million. These acquisitions were financed through existing operating facilities. See Note 7 to our fiscal 2005 audited 2005 consolidated financial statements.

Cash used for investing activities was $186.2 million in fiscal 2004 compared to $31.8 million in fiscal 2003. Property and equipment additions of  $116.9 million were composed of (i) $80.8 million for the purchase of 12 helicopters; (ii) $18.2 million for aircraft modifications; (iii) $5.8 million for major spares; (iv) $4.0 million in connection with the construction of buildings and hangars; and (v) $8.1 million primarily for other equipment. The aforementioned aircraft expenditures of $80.8 million were composed of the combined purchase prices of $100.8 million offset by the application of deposits of $20.0 million. We also made additional aircraft deposits during the year of $23.6 million (2003 - $6.7 million) toward future aircraft purchases to end fiscal 2004 with an aircraft deposit balance of $14.5 million.

Capital expenditures during fiscal 2004 for helicopter major components totalled $59.0 million. We also spent $9.2 million on helicopter major inspections during the year. These expenditures were financed from proceeds received on capital asset dispositions and from cash flow. Proceeds from disposals during fiscal 2004 totalled $126.9 million. These proceeds were composed of (i) $124.6 million received in connection with six aircraft sale-leaseback transactions, seven LOLI transactions and the disposal of five aircraft; and (ii) $2.3 million received from miscellaneous dispositions.

During the fourth quarter of fiscal 2004, we acquired Schreiner and Whirlybird for net cash expenditures of $92.7 million and $4.8 million, respectively. These acquisitions were debt financed.

Cash used for investing activities in 2003 totalled $31.8 million. Property and equipment additions of $44.7 million were composed of $18.4 million related to aircraft additions and modifications and $26.3 million related to other property and equipment. The other property and equipment additions included $4.0 million for a new passenger terminal in Halifax, Canada, $4.0 million related to the completion of a new passenger terminal in the U.K., $6.6 million related to the purchase of major spares, $4.7 million for ground and other flying equipment and $7.0 million related to the acquisition of new information technology systems. Capital expenditures for helicopter major components totalled $47.5 million and we spent $13.4 million on helicopter major inspections. Proceeds on disposal of capital assets were $74.9 million in fiscal 2003. The proceeds were derived primarily from the sale-leaseback of six Super Puma AS332L aircraft for $65.4 million and insurance proceeds of $4.5 million.

We had no other material capital expenditure commitments at April 30, 2005 other than commitments to take delivery of aircraft as discussed previously. See "Fleet - Commitments to Acquire New Aircraft". See also Note 28 to our fiscal 2005 audited consolidated financial statements. Aircraft and other assets required to accomodate future growth will be purchased with funding from operations and / or additional debt, or will be leased under operating lease arrangements.

FINANCIAL INSTRUMENTS

Primary Financial Instruments

The carrying values of our primary financial instruments, with the exception of our senior subordinated notes and subordinated debentures, substantially approximate fair value due to the short-term maturity and/or other terms of those instruments.

The fair value of the senior subordinated notes and subordinated debentures is based on quoted market prices. The fair value of these debt instruments, including the current portion, is as follows (in millions of Canadian dollars):

	April 30, 2005		April 30, 2004
	Fair Value	Carrying Value	Fair Value	Carrying Value
Senior subordinated notes (7 3/8%)	$490.8	$502.8	$344.8	$342.7
Senior subordinated notes (11 3/4%)	-	-	12.5	11.5
Subordinated debentures	-	-	10.5	10.4

Derivative Financial Instruments Used for Risk Management

We regularly enter into forward foreign exchange contracts, equity forward pricing agreements and other derivative instruments to hedge our exposure to expected future cash flows from foreign operations, anticipated transactions in currencies other than the Canadian dollar and stock price volatility. We do not enter into derivative transactions for speculative or trading purposes.

We have designated our U.S.$400.00 million 7 3/8% senior subordinated notes and related forward foreign currency contracts as effective hedges of our net investments in certain self-sustaining operations in Canada (U.S. dollar functional currency), the U.K., the Netherlands, and Norway. We have also designated other pound sterling and euro denominated debt as hedges of our net investments in our self-sustaining operations in the U.K. and the Netherlands. As a result of these effective hedging relationships, revaluation gains and losses on the debt, net investments and currency swaps are offset in the cumulative translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP.

We have also entered into forward foreign exchange contracts to reduce our exposure to currency fluctuations on anticipated foreign currency revenues and expenses for certain of our operations. These relationships also qualified as effective hedges under Canadian GAAP. See “Risks and Uncertainties - Foreign Currency”.

In addition, we have hedged our obligations under our Stock Appreciation Rights and Performance Units (“SARs”) using an equity forward price agreement to reduce volatility in cash flow and earnings due to possible future increases in our share price. We accrue the liability and related expense associated with our SARs plans based on a calculation relating the market value of our Class A subordinate voting shares on the TSX to the reference price of the SARs. At April 30, 2005, the amount recorded in current liabilities related to SARs was $10.4 million (April 30, 2004 - $5.3 million).

The nature, maturity, notional amount and fair market value of our derivatives used in risk management activities as at April 30, 2005 are as follows:

Hedging Item	Maturity	Notional amount	Fair market value (in millions)
Forward foreign exchange contracts
Sell pound sterling; buy U.S. dollar	April 2006	£ 55.0 million	$(12.4)
Sell euro; buy U.S. dollar	April 2006	€ 25.0 million	(3.6)
Sell Norwegian kroner; buy U.S. dollar	April 2006	NOK 855.9 million	(1.0)
Sell U.S. dollar; buy Canadian dollar	April 2006	USD $70.2 million	5.0
Sell pound sterling; buy euro	April 2006	£ 40.7 million	(2.5)
Equity forward price agreement	July 2007	1,170,000 units	(0.2)
			$(14.7)
Unit amounts have been restated to reflect the April 2005 2-for-1 stock split

Other Financial Instruments

We have a 12% unsecured, subordinated convertible note due to an affiliate of our controlling shareholder. The total amount outstanding at April 30, 2005 was $4.6 million (April 30, 2004 - $4.4 million, April 30, 2003 - $4.3 million). Refer to item (b) of “Related Party Transactions” for additional details on this convertible debt.

Credit Risk on Financial Instruments

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts where we would incur a loss in replacing the instrument. We limit our credit risk by dealing only with counterparties that possess investment grade credit ratings.

Interest Rate Risk

We have used interest rate swap agreements in the past in order to achieve an appropriate mix of fixed and variable interest rate debt. Our current exposure to interest rates is such that fixed and variable rates are appropriately balanced at April 30, 2005, 2004 and 2003 without the use of interest rate derivative instruments.

OFF-BALANCE SHEET ARRANGEMENTS

In addition to the derivatives noted above, we have entered into guarantees and leasing arrangements that can broadly be considered as off-balance sheet arrangements.

We have given guarantees to certain lessors in respect of operating leases that provide for cross-acceleration rights in the event we default on certain of our credit facilities. We have also provided limited guarantees to third parties, including guarantees in the form of junior loans, loans receivable and deferred payments, in connection with a portion of the aircraft value at the termination of aircraft operating leases. We entered into these guarantees to facilitate the related leasing arrangements which form part of its fleet management strategy. Our exposure under these guarantees with respect to aircraft values is approximately $40.1 million. The resale market for the aircraft for which we have provided guarantees remains strong, and as a result, we do not anticipate incurring any liability or loss with respect to these guarantees. For additional information regarding these guarantees, see Note 30 to our fiscal 2005 audited consolidated financial statements.

At April 30, 2005 we operated 19 aircraft under operating leases with seven entities that are considered variable interest entities (“VIEs”) under Canadian and U.S. GAAP. These leases have terms and conditions similar to those of our other aircraft operating leases over periods ranging from 2006 to 2012. We have entered into these leasing arrangements with VIEs because such arrangements represent an attractive form of leasing under our overall fleet management strategy. In particular, under these leasing arrangements we have been able to mitigate certain risks associated with helicopter market values. For example, the lessors in these arrangements bear the majority of downside risk with respect to any decline in the market values of the leased helicopters below their estimated residual value at the end of the lease terms. We have completed an analysis of the accounting guidance with respect to VIEs (Canada - Accounting Guidelines 15, U.S. - FASB Interpretations No. 46 and 46-R) and have concluded that we are not required to consolidate any of the VIEs with which we have aircraft leasing arrangements. Based on independent appraisals, the estimated fair market value of the 19 aircraft leased from VIEs was $169.6 million at April 30, 2005. We have provided junior loans and loans receivable in connection with operating leases with the VIEs, and have also entered into remarketing agreements for the aircraft under lease. Our maximum exposure to loss related to such junior loans and loans receivable as a result of our involvement with VIEs is $13.0 million. For additional information, see Note 29 to our fiscal 2005 audited consolidated financial statements.

CONTRACTUAL OBLIGATIONS

The following table contains a summary of our obligations and commitments to make future payments under contracts, including debt, lease and purchase agreements at April 30, 2005. Additional information is contained in Notes 15 and 28 to our fiscal 2005 audited consolidated financial statements.

Payments due by period
(in millions of Canadian dollars)

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt	$124.4	$26.8	$57.7	$37.9	$2.0
Senior subordinated notes (7 3/8%)	502.8	-	-	-	502.8
Operating lease (aircraft)	243.7	54.9	84.2	67.8	36.8
Operating lease (other)	36.8	5.4	7.9	7.3	16.2
New aircraft commitments	279.2	279.2	-	-	-
Total contractual obligations	$1,186.9	$366.3	$149.8	$113.0	$557.8

DEFINED BENEFIT PENSION PLANS

Approximately one-third of our active employees are covered by defined benefit pension plans. The plan in the U.K. is closed to new members. At April 30, 2005, we had net unfunded deficits of $75.7 million relating to defined benefit pension plans that are required to be funded, compared to $67.0 million at April 30, 2004, an increase of $8.7 million. Of the $75.7 million unfunded deficits at April 30, 2005, $68.6 million, $nil and $7.1 million were related to plans in the U.K., Norway and the Netherlands, respectively. In addition, at April 30, 2005, we had a deficit of $46.5 million related to plans that do not require funding, compared to a deficit of $36.6 million for those plans at April 30, 2004.

The unfunded deficit relating to funded plans increased during fiscal 2005 primarily due to increases in estimated benefit obligations resulting from reductions in the discount rates used and changes in expected long-term retirement assets.

Pension expense for fiscal 2005 was $23.2 million, compared to $27.1 million for fiscal 2004. This $3.9 million decrease in pension expense was comprised of (i) a decrease of $4.4 million in the European flying segment, (ii) a decrease of $0.4 million in the Repair and overhaul segment and (iii) an increase of $0.9 million in the Corporate and other segment. The primary reasons for the $3.9 million decrease in pension expense from fiscal 2004 to fiscal 2005 were a $1.8 million decrease in the amortization of net actuarial and experience losses and a $2.1 million decrease due primarily to assumption changes.

During the year ended April 30, 2005 the plan in the Netherlands was amended from a final pay arrangement to an average pay arrangement resulting in a reduction in the accrued benefit obligation of $11.5 million. Also during the year, the plan in Canada was amended by adding additional employees to the plan resulting in an increase of $2.6 million to both unrecognized prior service costs and the benefit obligations.

In addition, the sale of SAMCO, as well as terminations as part of the restructuring initiatives, resulted in a curtailment of the Netherlands pension plan. A curtailment gain of $2.8 million from the sale of SAMCO was recorded in the results of discontinued operations and a curtailment gain of $2.9 million related to our restructuring activities has been recorded in restructuring costs. The curtailment gain for both events reflects a reduction in both the benefit obligations and unrecognized past service costs.

At April 30, 2005, we undertook a complete review of the performance of the pension plans during fiscal 2005 and the appropriate assumptions. This review, with the assistance of our actuaries, resulted in an estimate of pension expense for fiscal 2006 of $27.8 million. The estimated increase of $4.6 million from fiscal 2005 relates to a $2.5 million increase in the amortization of net actuarial and experience losses and an increase of $2.1 million due to changes in the weighted average discount rate, rate of compensation increase and long-term expected rate of return on plan assets.

The following chart reflects the sensitivities associated with a change in certain actuarial assumptions:

Actuarial assumption	Change in assumption	Impact on projected benefit obligation ($ millions)	Impact on pension expense ($ millions)
Discount rate	1%	86.1	5.6
Rate of compensation increase	1%	40.1	5.0
Rate of return on plan assets	1%	-	3.5

While the asset mix varies in each plan, overall the asset mix was 37% equities, 42% fixed income and 21% money market as at April 30, 2005.

SHARE DATA

Our share capital was comprised of the following:

	Number of Shares		Consideration
(amounts in thousands)	April 30, 2005	April 30, 2004	April 30, 2005	April 30, 2004
Class A subordinate voting shares	36,833	36,756	$222,727	$221,532
Class B multiple voting shares	5,866	5,877	18,431	18,719
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A employee share purchase loan			(1,689)	(1,823)
			$239,469	$238,428
Contributed surplus			$3,291	$3,291

Class A Shares that would be issued upon conversion of the following:	April 30, 2005	April 30, 2004
Class B Shares	5,866	5,877
Stock options	2,815	2,850
Convertible debt	1,379	1,379

At a special meeting of shareholders on March 28, 2005, the shareholders approved the subdivision of our issued and unissued Class A subordinate voting shares, Class B multiple voting shares and ordinary shares all on a two-for-one basis. The Class A subordinate voting shares and Class B multiple voting shares listed on the TSX commenced trading on a post-split basis on April 12, 2005. Class A subordinate voting shares listed on the New York Stock Exchange began trading on a post-split basis on April 19, 2005.

During the year ended April 30, 2004 we adopted without restatement of comparative figures the Canadian Emerging Issues Committee Abstract 132, Share Purchase Financing (“EIC-132”). Under EIC-132, share purchase loans receivable are to be deducted from shareholders’ equity if such loans are not in accordance with current arm’s length market terms and conditions including interest rate, terms of interest payments and principal repayments and adequacy of security. Our Class A subordinate voting employee share purchase loans are non-interest bearing, full recourse loans and have as collateral a pledge of the related shares purchased with a fair market value of $19.1 million as at April 30, 2005. As a result, the employee share purchase loans, of $1.7 million on at April 30, 2005 (2004 - $1.8 million), are deducted from shareholders’ equity. Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary. Upon termination of employment, the loans are required to be repaid within 60 days.

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

We have issued 22,000,000 ordinary shares to a company owned by our majority shareholder for subscriptions of $33.0 million. Concurrently, to fund the subscriptions for the ordinary shares, we made a non-interest bearing loan to the purchaser, payable on demand and we have a lien on the ordinary shares issued. The ordinary shares entitle the holder thereof to (i) one vote for every 10 ordinary shares held; (ii) dividends equivalent on a per share basis to any dividend paid on our Class A subordinate voting shares and Class B multiple voting shares, subject to prior minority shareholder approval; and (iii) receive a share of the residual of the Company, on a liquidation or winding-up, equal, on a share-for-share basis, to the amount received by a holder of a Class A subordinate voting share or a Class B multiple voting share. The ordinary shares are redeemable at our option at the subscription price thereof in certain circumstances. See Note 25 to our fiscal 2005 audited consolidated financial statements.

During the first two months of fiscal 2006 we issued 2,413 Class A subordinate voting shares for total consideration of approximately $53,000.

SEASONALITY

See “Results of Operations - Aberdeen Airport - Helicopter Passengers” and “Results of Operations - Quarterly Information” for discussion on the impacts of seasonality.

RISKS AND UNCERTAINTIES

Foreign Currency

We prepare consolidated financial statements in Canadian dollars, as described in Note 2 to our fiscal 2005 audited consolidated financial statements. However, a significant portion of revenue and operating expenses are denominated in the reporting currencies of our principal foreign operating subsidiaries which consist primarily of pound sterling, Norwegian kroner, U.S. dollars, Australian dollars, South African rand and euros. In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of these subsidiaries. The foreign exchange impact on revenue and segment EBITDA, is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”); and (ii) foreign exchange on the translation of foreign denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

The total favourable foreign exchange impact on revenue for fiscal 2005 was $0.1 million. This consisted of a favourable translation impact of $8.5 million and an $8.4 million unfavourable transaction impact.

The total unfavourable foreign exchange impact on segment EBITDA for fiscal 2005 was $1.2 million. This consisted of a favourable translation impact of $0.2 million and an unfavourable transaction impact of $1.4 million. Since financing charges, amortization, income tax expense, capital expenditures and debt repayments are also primarily in foreign currencies, the net impact of foreign exchange on net earnings and cash flow is generally not as significant as it is on segment EBITDA.

Our overall approach to managing foreign currency exposures includes identifying and quantifying our exposure and putting in place the necessary financial instruments to manage the exposure. We operate under a corporate policy that restricts us from using any financial instrument for speculative or trading purposes. The policy provides that we may participate in derivative transactions only with Schedule I Canadian chartered banks or other financial institutions with an “A” credit rating.

We have developed a risk management plan to mitigate potential risks with respect to foreign currencies. The strategy is to match cash inflows and outflows by currency, thereby minimizing net currency exposures to the extent possible. This is accomplished by ensuring that customer contracts, major expenditures and debt are denominated in the appropriate currencies.

To mitigate the impact that weakening European currencies could have on operating cash flows, we have denominated, either directly or via currency swaps, a significant portion of our long-term debt in pound sterling, euros and Norwegian kroner. See “Liquidity and Capital Resources - Financing Activities”.

Trade Credit Risk

Trade receivables consist primarily of amounts due from multinational companies operating in the oil and gas industry. Credit risk on these receivables is reduced by the large and diversified customer base. Included in accounts receivable is an allowance for doubtful accounts of $7.5 million (2004 - $9.1 million).

Industry Exposure

During fiscal 2005, we derived 67% ($604.6 million) of our revenues from the provision of helicopter transportation services to customers in the offshore oil and gas industry. We believe the future demand for these helicopter services and our competitive position will enable us to continue to be a major provider of helicopter transportation services to the oil and gas industry. However, a change in the demand for offshore oil and gas or the entry of significant new competitors could have a material impact on our revenues from our customers in the offshore oil and gas industry. Approximately 84% of our revenues from customers in the oil and gas industry are derived from the more stable oil and gas production activities, which tend to be less affected by short-term fluctuations in oil and gas prices.

Inflation

Although we believe that inflation has not had any material affect on our operating results, our business may be affected by inflation in the future.

Contract Loss

The potential cancellation or non-renewal of contracts is a risk for us. During fiscal 2005, a contract with Talisman Energy (U.K.), in respect of the North Sea was not renewed and subsequently expired in March 2005. That contract generated revenue of approximately $22.0 million per annum. In addition, ConocoPhillips Norway and bp/Talisman announced that after a short extension, they would not be renewing contracts that expire on September 1, 2006 and December 31, 2005, respectively. These contracts generate approximately $46.0 million per annum. However, we have identified several potential markets for the redeployment of these aircraft and are confident demand for our aircraft will continue to grow in the North Sea and in offshore markets around the world. We have been successful in securing a number of new contracts and contract renewals subsequent to year-end.

Aviation Licenses

Companies wishing to hold a license to operate helicopters in Europe must be owned and controlled by a citizen of a country of the European Union. Our ability to hold aviation licenses in Europe is contingent on our controlling shareholder, Mr. Craig L. Dobbin, who is a citizen of both Canada and the Republic of Ireland, a European Union member country, owning and controlling the Company. During fiscal 2002, Mr. Dobbin’s five adult children were granted Irish citizenship, thereby providing a succession alternative to ensure our long-term eligibility to operate in Europe.

Reinsurance

We operate, through a wholly owned subsidiary, a reinsurance business that it uses to place insurance coverages that are not available in the market or, if they are available, their cost is prohibitive or excessive. Our reinsurance subsidiary covers the following risks:

(i)	Loss of license insurance for our pilots in Europe, Africa and Australia.

(ii)	Death and disability insurance for employees of our Norwegian operations.

(iii)	Valuation rate protection for the pension plan for employees of our Norwegian operations.

We have not been exposed to any significant losses in connection with its reinsurance business.

RELATED PARTY TRANSACTIONS

(a)
In the course of our regular business activities, we enter into routine transactions with related companies subject to significant influence and companies affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties are summarized as follows:

	Year Ended April 30,
	2005	2004	2003
Revenues (i)	$43,518	$10,745	$-
Direct costs	$1,298	$1,972	$21,425
Capital asset additions	$8,160	$2,962	$-

	As at April 30,
	2005	2004
Net amounts receivable and payable in respect of such revenues, expenses and additions	$15,044	$10,808

(i)
Revenue increases relate to revenues from a company owned by Schreiner which is subject to significant influence. Therefore, the fiscal 2004 amount only includes revenues from the February 16, 2004 acquisition of Schreiner.

(b)
During fiscal 2000, in connection with securing tender credit facilities, we received an unsecured, subordinated, convertible 12% loan from an affiliate of our controlling shareholder in the amount of $5.0 million. This loan is subordinated to our senior credit facilities and our senior subordinated notes. See Note 15 to our fiscal 2005 audited consolidated financial statement. The loan is convertible into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.7 million (2004 - $0.7 million; 2003 - $0.7 million), including amortization of the above-noted discount, was recorded on the loan during the fiscal year ended April 30, 2005.

SUBSEQUENT EVENTS

On July 26, 2005, we signed a Letter of Intent for the sale of our 38% shareholdings in Inaer, which operates light and medium aircraft primarily in the Spanish helicopter market. The transaction is subject to several conditions including satisfactory due diligence and regulatory approval, and is expected to close in October 2005. Proceeds are estimated at $45.0 million. Our investment in Inaer is held at $20.8 million at April 30, 2005. Professional fees and other direct costs associated with realizing this potential sale are not yet determinable and will reduce any gain on sale arising from this transaction.

On September 9, 2005, we sold our remaining interest in CHL and realized net proceeds of approximately $48 million. We will record a combined pre-tax gain and dividend income of approximately $20 million on this divestiture. The final gain on sale is subject to adjustments of closing costs and expenses and equity accruals from July 31, 2005 to the date of sale. Equity earnings of CHL was $2.3 million for the current fiscal year and the carrying value of the investments in CHL was $26.6 million at April 30, 2005.

APPLICATION OF CRITICAL ACCOUNTING POLICIES - ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period the change occurs. The following are significant areas in which management makes significant accounting estimates:

(a)	Recoverability of pre-operating expenses

The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations. If operations perform below anticipated recoverable levels, the portion of pre-operating expenses that cannot be recovered is expensed immediately when known. At April 30, 2005, $6.5 million (2004 - $3.3 million) in unamortized pre-operating expenses related to new contract awards and the development of new businesses, which are expected to be recoverable from the related future cash flows of such contract awards, are included in other assets on the balance sheet.

(b)	Flying asset amortization

Flying assets are comprised of airframes and components amortized on a straight-line basis over their estimated useful lives. Effective May 1, 2004, based on our review of our amortization policy with respect to aircraft airframe, the percentage of costs attributable to certain airframes has been decreased from 30% to 25-30% and the estimated useful life of such airframes has been increased from 15 years to 25 years. The effect of these accounting estimate changes has been accounted for prospectively in fiscal 2005, resulting in a decrease in amortization for the year ended April 30, 2005 of $3.8 million.

The helicopter airframes and components are inspected, repaired and overhauled at pre-specified intervals. Such costs are capitalized to flying assets. Helicopter airframe major inspection costs are amortized to amortization expense while component major inspections and repair and overhaul costs are amortized to direct costs. This requires us to estimate the period of expected future benefit for each type of component and inspection. Such estimates are based on mandated inspection and overhaul intervals and on previous experience and could vary materially from actual experience resulting in over- or under-amortization of capitalized costs.

(c)	Carrying value of flying assets

Based on independent appraisals, the appraised value of our flying assets exceeded the carrying value by $53.2 million and $102.3 million as at April 30, 2005 and 2004, respectively (both amounts unaudited). The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize flying assets. In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.

(d)	Defined benefit employee pension plans

We maintain both funded and unfunded defined benefit employee pension plans in the U.K., Norway, Canada and the Netherlands for approximately one-third of our active employees and certain former employees. Several statistical and judgmental factors, which attempt to anticipate future events, are used in measuring our obligations under the plans and the related periodic pension expense. These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets and the rate of future compensation increases. In addition, our actuaries use other assumptions such as withdrawal and mortality rates. The estimates and assumptions used may differ materially from actual results due to changing market and economic conditions, changing withdrawal rates, and changing overall life spans of participants. These differences may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations. We review annually the assumptions used in measuring the pension plan obligations to determine their appropriateness based on actual experience and current and anticipated market conditions.

(e)	Utilization of income tax losses

We have accumulated $91.9 million and $37.4 million in non-capital and capital tax losses, respectively, as at April 30, 2005. As detailed in Note 24 to our fiscal 2005 audited consolidated financial statements, some of the non-capital losses expire between fiscal 2006 and 2015 and some carry forward indefinitely, while the capital losses carry forward indefinitely. We have determined that it is more likely than not that the benefit of all of these losses will be realized in the future and, accordingly, have recorded future tax assets of $35.0 million related to these losses. This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement routine tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period when such determination is made.

(f)	Aircraft operating leases

Upon entering into a new aircraft leasing arrangement, we evaluate whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating. Currently, all of our aircraft leases are classified and recorded as operating leases. One of the criteria in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease. In making this determination we include in our minimum lease payments minimum rentals over the lease term (excluding any renewal options) and any guarantee by us of the residual value of the leased aircraft including junior loans, deferred payments, advance rentals, and asset value guarantees.

The second criterion that is evaluated is whether there is a bargain purchase option at the end of the lease compared to the estimated fair market value of the aircraft at that time. At the time of entering into a new aircraft leasing arrangement we obtain an independent appraisal from a helicopter valuation company of the estimated fair value of the aircraft at the beginning and end of the lease term. These appraisals involve the use of estimates on current and future condition of, and demand for, the particular aircraft type. Different valuation companies may calculate different appraisal values for the same aircraft based on different assumptions used. The third criteria that is evaluated is whether the lease term is greater than or equal to 75% of the economic life of the leased aircraft. The use of different estimates of fair market value and the economic life of the aircraft could result in different lease classification. The appraised value of our fleet of leased aircraft as at April 30, 2005 was approximately $569.3 million and $584.0 million at April 30, 2004 (both amounts unaudited).

Certain of our operating leases have junior loans, deferred payments and loans receivable due from the lessors. Under these lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the unamortized amount under the lease of the aircraft at that time, these amounts may be fully recoverable, otherwise the loans and deferred payments would not be recoverable. As at April 30, 2005 no allowance has been recorded on these loans and deferred payments as we currently believe that the aircraft will realize a value upon sale at the end of the lease sufficient to recover these amounts.

(g)	Consolidation of variable interest entities

Under Canadian Accounting Guideline 15 (“AcG-15”), we are required to assess the variability of outcomes under each entity that is considered a VIE to determine whether we are the primary beneficiary of the VIE and would thus be required to consolidate the VIE. In performing this assessment, we are required to make a number of estimates including the range of possible asset values at the end of the lease term. In addition to developing a range of possible outcomes, we are required to assign a probability to each potential outcome. These estimates can significantly impact whether a particular VIE is required to be consolidated by us.

NEW ACCOUNTING STANDARDS

Effective May 1, 2004, we prospectively adopted Canadian Accounting Guideline 13 (“AcG-13”) with respect to hedging relationships as it relates to the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.

We also adopted at May 1, 2004, the Canadian Emerging Issues Committee Abstract 128 (“EIC-128”). Under EIC-128, if a derivative financial instrument is not part of a qualifying hedging relationship, we are required to record such instrument on the balance sheet at fair value, with changes in fair value recognized in current earnings. We did not apply AcG-13 or EIC-128 retroactively.

During our 2005 fiscal year, the CICA issued new accounting standards relating to the recognition and measurement of financial instruments, hedges, and comprehensive income. These accounting standards are substantially harmonized with U.S. GAAP and will be effective for our 2008 fiscal year. We are currently assessing the impact of these new recommendations on our financial statements.

PRINCIPAL DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. Under U.S. GAAP, net earnings for the years ended April 30, 2005 and 2004 were $55.1 million and $45.8 million, respectively, compared to net earnings of $62.6 million and $63.7 million, respectively, under Canadian GAAP. These differences result primarily from the differing accounting treatments for net investment hedges and related debt revaluation, as well as pre-operating expenses. A description of the significant differences applicable to us and a reconciliation of Canadian GAAP to U.S. GAAP are set out in Note 34 to our fiscal 2005 audited consolidated financial statements.

SUMMARY FINANCIAL DATA - U.S. DOLLARS

Certain summary financial data from our fiscal 2005 audited Canadian GAAP consolidated financial statements, as detailed below, has been translated into U.S. dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated as the exchange rate at April 30, 2005 of $1.2569 = U.S.$1.00.

Financial Highlights

Year ended April 30, (in millions of U.S. dollars, except per share amounts)	2005	2004
Revenue	$718.7	$572.8
Operating income	104.5	75.1
Net earnings from continuing operations	58.5	52.7
Net loss from discontinued operations	(8.8)	(2.0)
Net earnings	49.7	50.7
Cash flow from operations	110.0	72.1

Per Share Information
Basic
Net earnings from continuing operations	$1.39	$1.27
Net loss from discontinued operations	(0.20)	(0.05)
Net earnings	1.19	1.22
Diluted
Net earnings from continuing operations	$1.28	$1.17
Net loss from discontinued operations	(0.19)	(0.05)
Net earnings	1.09	1.12

DISCLOSURE CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining our disclosure controls and procedures to ensure that information used internally and disclosed externally is complete and reliable. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and have concluded that they are adequate and effective as of the end of the fiscal year ended April 30, 2005.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Board of Directors - Nominees

The table and notes below set out the name of each person proposed to be nominated for election as a director, the age of the nominee, the province/state and country of residence, the period or periods during which the nominee has served as a director of the Corporation, the nominee’s principal occupation, business or employment and all other positions with the Corporation and any affiliates thereof now held by the nominee, if any, and the number of Class A Subordinate Voting Shares, Class B Multiple Voting Shares, Ordinary Shares, Class A Stock Options, and Share Appreciation Rights (“SAR’s”) beneficially owned by each nominee or over which the nominee exercises control or direction. All of the nominees currently serve as directors of the Corporation. Each director is elected until the next annual meeting. No directors have service contracts providing for benefits on expiration of term.

Sylvain Allard, M.B.A., 47,
Director since November 2004. Resident of British Columbia, Canada. Mr. Allard is the President and Chief Executive Officer of the Corporation. He has been President for six years and was appointed Chief Executive Officer in November 2004. Mr. Allard started with the Corporation as a helicopter pilot in Eastern Canada in 1982. He earned a Masters of Business Administration degree (Gold Medalist) from Concordia University, Montreal, and has held several key positions in the Corporation, including President of Viking Helicopters Ltd., Canadian Helicopters (Eastern) and CHC Helicopters International.

Donald Carty, O.C., 59,
Director since November 2004. Resident of Texas, United States of America. Mr. Carty served as Chairman and Chief Executive Officer of AMR Corporation from 1998 to 2003. He served as President and CEO of CP Air in Canada from 1985-1987 and spent several years in various management positions with Celanese Canada, Ltd., Air Canada, and the Canadian Pacific Railway. Mr. Carty is a graduate of Queen's University in Kingston, Ontario, and of the Harvard Graduate School of Business Administration. Mr. Carty was appointed as an officer of the Order of Canada in 2002. He is a director of Dell Inc., Sears Holdings Corporation, Placer Dome Inc., Hawaiian Holdings Inc. and Solutions Inc.

Craig L. Dobbin, O.C., 69,
Director since 1987. Resident of British Columbia, Canada. Mr. Dobbin has served as Chairman of the Board since June 1987 and was Chief Executive Officer from June 1987 until December 1, 1994 and from April 30, 1998 to November 2004. He is currently Executive Chairman of the Corporation. Mr. Dobbin is the founder of the privately-held helicopter companies that formed the basis for the creation of CHC in 1987. Mr. Dobbin was appointed as an officer of the Order of Canada in 1992 and has been awarded Honorary Doctorate degrees from Saint Mary’s University, Memorial University of Newfoundland and the National University of Ireland. Mr. Dobbin is also a member of the Board of Directors of Newfoundland Capital Corporation Limited.

Craig C. Dobbin, 40,
Director since 1998. Resident of Newfoundland and Labrador, Canada. Craig C. Dobbin is the son of Craig L. Dobbin. From 1999 to January 2002, he was Director of Marketing with CHC Composites Ltd. From 1995 to 1999, he was the President of Seaforest Plantation Co. Ltd., a cod aquaculture company. Since 1996, he has been General Manager of Canadian Northern Outfitters, an executive wilderness retreat. From 1991 to 1993, he was employed as the marketing director for GPA Helicopters Limited (a division of CHC) and from 1993 to 1995 he was Manager of Corporate Planning for Air Atlantic and subsequently served on the Board of Directors of Air Atlantic (1995) Limited. From January 2002 until March 2003, he was a Vice-President of CHC Helicopter Corporation.

George N. Gillett Jr., 67,
Director since October 2004. He is a resident of Colorado, United States of America. Since 1996 Mr. Gillett has been Chairman of Booth Creek Management Corporation, based in Vail, Colorado, a diversified company with interests in the recreational, fresh and processed protein products, automotive and transportation, and landscape and garden industries. Mr. Gillett is Chairman of Swift & Company, the Montreal Canadiens hockey club, Booth Creek Ski Holdings, and BC Natural Foods. He is also a director of Vail Banks Inc. and is a member of the Board of Governors of the National Hockey League.

John J. Kelly, B.E., Ph.D., 70,
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

Jack M. Mintz, B.A., M.A., Ph.D, 54,
Director since 2004. Resident of Ontario, Canada. Since 1999 he has been the President and Chief Executive Officer of the C.D. Howe Institute, an independent policy think-tank. He is also Deloitte & Touche Professor of Taxation at the Joseph L. Rotman School of Management and co-director of the International Tax Program, Institute of International Business, both at the University of Toronto. He has published more than 180 books and articles in the fields of public economics and fiscal federalism. He has consulted widely with the World Bank, the International Monetary Fund, the Organization for Economic Co-operation and Development and various governments, businesses and nonprofit organizations. He serves as a director of Brascan Corporation, Imperial Oil Limited, Ontario Financing Authority, the Royal Ontario Museum Foundation and the National Statistics Council.

Sir Bob Reid, 71,
Director since 2004. Resident of the United Kingdom. He joined Shell International Petroleum Company in 1956 and spent much of his career overseas, including posts in Brunei, Nigeria, Thailand and Australia. He served as Chairman and Chief Executive of Shell UK from 1985 to 1990. He has served as Chairman of the British Railways Board, London Electricity, British-Borneo Oil and Gas plc, The Council of the Industrial Society and Sears plc. From 1997 to 2004 he served as Deputy Governor of the Bank of Scotland. He has been Chairman of the Petroleum Exchange of London since 1999. He served as Chairman of Avis Europe from 2002 to 2004 and as a non-executive director for Sun Life Financial Services of Canada until 2004. He also serves as a non-executive director for Intercontinental Exchange Service Inc., The Merchants Trust and Siemens, plc.

Guylaine Saucier, C.M., F.C.A., 59,
Director since 2005. Resident of Quebec, Canada. Ms. Saucier is a Fellow of the Institute of Chartered Accountants. She was Chair of the Joint Committee on Corporate Governance established in 2000 by the Canadian Institute of Chartered Accountants, the Canadian Venture Exchange and the Toronto Stock Exchange. She was Chair of the Canadian Institute of Chartered Accountants from June 1999 to June 2000 and was Chairman of the Board of the Canadian Broadcasting Corporation from April 1995 to December 2000. In 1989 she was appointed as a member of the Order of Canada. Ms. Saucier is currently a member of the board of directors of several Canadian Corporations including Petro Canada Inc. and the Bank of Montreal.

William W. Stinson, 71,
Director since 2003. Resident of Ontario, Canada. He is President and Chairman of the Board of Trustees of Westshore Terminals Income Fund which operates a bulk terminal facility. He is also a director of Grant Forest Products and Fording Inc. From 2003 to 2005, he was Chairman of the Board of Sun Life Financial, a worldwide insurer and wealth management company. He was a director of Sun Life since 1985. Mr. Stinson spent most of his career with Canadian Pacific Ltd., a diversified transportation and industrial company, where he was Chief Executive Officer for eleven years and Chairman and Chief Executive Officer for six years before retiring in 1996.

Officers of the Corporation

The table and notes below set out the name of each person that currently serves as an officer of the Corporation including the age of the officer, the province/state and country of residence, the position of the officer with the Corporation.

Sylvain Allard, M.B.A., 47,	See “Board of Directors- Nominees.”

Rick Davis, C.A., 43,
Resident of British Columbia, Canada. Mr. Davis began as the Vice-President, Internal Audit of the Corporation and in September 2004, was appointed as Vice-President, Financial Reporting. Prior to his employment with the Corporation, he was the Corporate Controller for Vector Aerospace Corporation, a publicly traded aerospace maintenance, repair and overhaul service provider.

Craig L. Dobbin, O.C., 69,	See “Board of Directors- Nominees.”

Blake Fizzard, C.A., 41,
Resident of British Columbia, Canada. Mr. Fizzard began as the Director of Taxation of the Corporation and in March 2001, was appointed Vice-President, Financial Structuring. Prior to his employment with the Corporation, he was member of the tax and audit departments at Deloitte & Touche LLP and served as an Assistant Vice-President of International Advisory Services in Hamilton, Bermuda. Mr. Fizzard received a Bachelor of Commerce degree from Memorial University of Newfoundland in 1986 and became a chartered accountant in 1988.

Rick Green, C.G.A, 48
Resident of British Columbia, Canada. Mr. Green has been employed by us for the past 19 years. He began as the Chief Accountant with a predecessor company, Sealand Helicopters Limited, and moved through increasingly responsible positions within the Corporation. In 1988, he was named the Assistant Corporate Controller. In 1993, he moved into an Internal Audit function until 1995 when he was appointed as Vice-President, Finance in our International division. He remained in this position until 2000 when he was appointed as Vice-President, Planning and Control. In May 2003, he assumed the role of Vice-President, Global Systems and Solutions

John Hanbury, C.M.A, 48,
Resident of British Columbia, Canada. Mr. Hanbury was appointed as Corporate Treasurer of the Corporation in July 2005. Prior to his employment with the Corporation, he was the Treasurer of a major company operating in the forestry sector of British Columbia. Mr. Hanbury has a Bachelor of Commerce degree from the University of British Columbia.

Martin Lockyer, LLB, 45,
Resident of British Columbia, Canada. Mr. Lockyer is the Vice-President, Legal Services and Corporate Secretary of the Corporation. Prior to his employment with the Corporation, he was a partner of a major Atlantic Canada law firm and was outside counsel to the Corporation. His practice included corporate and commercial transactions and securities matters. He is former Vice-Chairman of a Canadian airport authority. Mr. Lockyer has an honours degree in Commerce from Memorial University of Newfoundland and a law degree from Osgoode Hall Law School.

Christopher McDowell, M.B.A, 36,
Resident of British Columbia, Canada. Mr. McDowell was appointed as Vice- President of Mergers and Acquisitions of the Corporation in April 2005. Prior to joining the Corporation, Mr. McDowell was the Director, Corporate and Business Development at Ballard Power Systems. Prior to Ballard, he worked in a number of capacities at PepsiCo and Safeway Inc. He earned his Masters of Business Administration from Purdue University.

Mark Stock, MIR, 33,
Resident of British Columbia, Canada. Mr. Stock is the Vice-President, Human Resources of the Corporation. Prior to his employment with the Corporation, he was the Vice-President, Human Resources and Information Technology at TimberWest Forest Corporation. He has also previously held senior Human Resources positions at Business Objects, BFGoodrich Aerospace, and CN Rail. He is currently the Vice-Chairman of Vancouver Community College and has an honours degree in Commerce and a Masters of Industrial Relations degree from Queen’s University.

Jo Mark Zurel, C.A., 41,
Resident of British Columbia, Canada. Mr. Zurel joined the Corporation in 1994 as Corporate Controller and was appointed to the position of Senior Vice President and Chief Financial Officer in April 1998. Before joining the Corporation, he was a Senior Manager with Grant Thornton (formerly Doane Raymond) in Halifax, Nova Scotia. Mr. Zurel earned a Bachelor of Commerce degree from the University of Dalhousie in Halifax, Nova Scotia.

No director or member of senior management of the Corporation was appointed pursuant to an arrangement with major shareholders, customers, suppliers etc.

Continuing Director	Director Since	Class A Shares	Class B Shares	Ordinary Shares	Class A Shares Under Options	Share Appreciation Rights
						Vested	Unvested
Sylvain Allard	2004	278,468	—	—	443,932	—	—
Donald Carty	2004	20,000	—	—	—		110,000
Craig L. Dobbin, O.C.	1987	2,513,230 (i)	5,555,432 (i)	22,000,000 (ii)	2,053,912	—	—
Craig C. Dobbin	1998	—	—	—	60,000	—	—
George N. Gillett Jr.	2004	—	—	—	—	36,666	73,334
Professor John J. Kelly, B.E., Ph.D.	1999	6,280	—	—	—	80,000	—
Jack M. Mintz, B.A., M.A., Ph.D	2004	200	—	—	—	36,666	73,334
Sir Bob Reid	2004	—	—	—	—	36,666	73,334
Guylaine Saucier, C.M. F.C.A	2005	—	—	—	—	—	110,000
William W. Stinson	2003	10,000	—	—	—	36,666	73,334

(i)	These shares are held by Discovery Helicopters Inc., a holding company, all of the voting shares of which are owned by Craig L. Dobbin. See “Share Ownership”.

(ii)	These shares are held by O.S. Holdings, a holding company wholly owned indirectly by Craig L. Dobbin, Chairman and Chief Executive Officer of the Corporation. See ”Share Ownership”.

Directors’ Meeting

The Board and its committees met as follows during the year ended April 30, 2005:

	Regular	Telephone	Total
Board	4	1	5
Audit	5	3	8
Corporate Governance, Compensation and Nominating	2	-	2
Pension	1	-	1
Total	12	4	16

The following is the record of attendance for each director at Board and committee meetings for the year ending April 30, 2005. The overall attendance record at Board and committee meetings was 93%.

Name of Director	Board	Committee
Sylvain Allard	3 of 3	N/A
Donald Carty	2 of 2	1 of 1
Craig L. Dobbin	5 of 5	N/A
Craig C. Dobbin	4 of 5	1 of 1
George N. Gillett Jr.	2 of 2	1 of 1
Professor John J. Kelly	5 of 5	9 of 9
Jack M. Mintz	4 of 5	7 of 8
Sir Bob Reid	4 of 5	8 of 9
Guylaine Saucier (i)	N/A	N/A
William W. Stinson	5 of 5	10 of 10
Total	34 of 37	37 of 39
Overall Attendance	92%	95%

(i)	Mme Saucier was elected as a director on March 28, 2005. No board or committee meetings were held between that date and April 30, 2005.

Additional Disclosure Relating to Directors

To the knowledge of the Corporation, no director of the Corporation is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c)  within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for Guylaine Saucier, a director of the Corporation, who was a director of Nortel Networks Corporation, which was subject to a temporary cease trade order dated May 17, 2004 and a final cease trade order dated May 31, 2004, each issued by the Ontario Securities Commission (the “OSC”) as a result of Nortel Networks Corporation’s failure to file financial statements. The final cease trade order was revoked by the OSC on June 21, 2005.

STANDING BOARD COMMITTEES

The Board has three standing committees, the Audit Committee, the Corporate Governance, Compensation and Nominating Committee and the Pension Committee. Each committee has a written mandate and reviews its mandate annually. Both the Audit Committee and the Corporate Governance, Compensation and Nominating Committee are entirely composed of independent and unrelated directors.

REPORT OF THE CORPORATE GOVERNANCE, COMPENSATION AND NOMINATING COMMITTEE

Statement of Corporate Governance Practices

We recognize the importance of adhering to superior corporate governance standards. We have developed sound corporate governance policies and procedures, which are monitored and reviewed on a continuous basis, and adopts a ‘‘best practices’’ approach in all of its corporate governance initiatives. The Corporate Governance, Compensation and Nominating Committee is responsible for monitoring the development of, and compliance with, corporate governance policies and procedures.

For the purposes of our NYSE listing, we are considered a “foreign private issuer” which means that we are not required to comply with most of the NYSE’s corporate governance listing standards. Under NYSE rules, we are required to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE’s listing standards. We believe that there are no significant differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under the NYSE listing standards except that we comply with the TSX rules to obtain shareholder approval of share compensation arrangements that involve a new issue of shares. Unlike the NYSE rules, the TSX rules do not require shareholder approval for compensation arrangements involving share purchases in the open market at fair value. This disclosure can be accessed at www.chc.ca.

A copy of our Statement of Corporate Governance Guidelines is available on our website at www.chc.ca and in print from us upon request.

Submitted by the Corporate Governance, Compensation and Nominating Committee:

•	Sir Bob Reid (Chair)
•	William Stinson
•	George Gillett

Report of the Audit Committee

The Audit Committee oversees the financial reporting process on behalf of the Board of Directors. In order to carry out this responsibility, the Audit Committee, which consists entirely of “unrelated” and “independent” directors, meets quarterly to review the Corporation's financial statements and recommends their approval to the Board of Directors. The Audit Committee also reviews, on a continuing basis, any reports prepared by the Corporation's external auditors relating to the Corporation's accounting policies and procedures, as well as its internal controls. Financial information prepared for securities commissions and similar regulatory bodies is also examined by the Audit Committee before filing. The Audit Committee meets independently with management and the external and internal auditors to review the involvement of each in the financial reporting process. These meetings are designed to facilitate any private communication with the Audit Committee which may be desired by any party. The Audit Committee recommends the appointment and remuneration of the Corporation's external auditors, who are elected annually by the Corporation's shareholders. During the year ended April 30, 2005, the Audit Committee met eight times.

In carrying out their responsibilities, the Audit Committee has:

•	met with management and the external auditors to review and discuss the April 30, 2005 consolidated financial statements;

•
discussed with the external auditors the matters required by Canadian regulators in accordance with Section 5751 of the General Assurance and Auditing Standards of the Canadian Institute of Chartered Accountants “Communications with Those Having Oversight Responsibility for the Financial Reporting Process” and by U.S. regulators in accordance with the Statement on Auditing Standards No. 61 “Communication with Audit Committee” issued by the American Institute of Certified Public Accountants;

•	received written disclosures from the independent auditors required by the U.S. Securities and Exchange Commission in accordance with the requirements of the Independence Standards Board; and

•	discussed with the external auditors that firm’s independence.

Submitted by the Audit Committee:

•	Dr. Jack Mintz, Chair
•	William Stinson
•	Donald Carty
•	Guylaine Saucier

Report on Executive Compensation

The Corporate Governance, Compensation and Nominating Committee has, as a part of its mandate, responsibility for determining the remuneration of the Corporation’s executive officers, which, throughout this report, includes the Named Executive Officers, including establishing compensation terms and conditions, and the extent and level of participation in incentive programs. Prior to 2004 these functions were performed by the Compensation Committee. The Corporate Governance, Compensation and Nominating Committee also targets and evaluates the performance of executive officers, monitors succession planning and reviews the design and competitiveness of incentive compensation programs with the assistance of external professional advisors, who are responsible for gathering information on the policies in effect at companies that are comparable to the Corporation.

Composition of the Corporate Governance, Compensation and Nominating Committee

None of the members of the Corporate Governance, Compensation and Nominating Committee is, or has been an officer or an employee of the Corporation or any of our subsidiaries. The Corporate Governance, Compensation and Nominating Committee generally meet twice annually to discuss compensation matters, and more often if necessary.

The Corporation's Compensation Policy

The Corporation's compensation philosophy for executives continues to follow three underlying principles:

(i)	to provide a compensation program that motivates executive officers to achieve their strategic goals;
(ii)	to be competitive with other leading North American and global companies so as to attract and retain talented executives; and
(iii)	to align the interests of its executive officers with the long-term interests of the Corporation's shareholders through stock-related programs.

The remuneration of the executive officers of the Corporation consists of three components: base salary, an annual incentive bonus program, and long-term incentive programs which are stock-based. In 2005 total base salary for the Named Executive Officers was $2,101,000 and compensation under the annual incentive bonus programs was $6,485,166, representing 309% of base salary (369% for the Executive Chairman). The relative proportion of compensation from base salary and annual incentive bonus programs may vary from year to year as compensation from the annual incentive bonus program can vary depending on the performance of the Corporation.

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

Operations

Subsequent to 2005, upon the recommendation of the Corporate Governance, Compensation and Nominating Committee (following an independent review), the Board of Directors adopted a Short Term Incentive Plan (“STIP”) for senior management including the Named Executive Officers. The purpose of the STIP is to reward the plan participants based on the annual performance of the Corporation. Participants receive a bonus based upon the Corporation’s return on capital employed (“ROCE”) for the fiscal year as measured against a budgeted target, with target and maximum bonuses based upon a percentage of base salary. For the Named Executive Officers and other plan participants who are not part of divisional management, 90% of budgeted ROCE must be achieved for any bonus to be paid, while maximum bonus is payable when actual ROCE is equal to or greater than 100% of budgeted ROCE.

During fiscal 2001, upon the recommendation of the Compensation Committee (following an independent review) the Board adopted a Total Shareholder Return bonus plan (the "TSR Plan") for the CEO, and the other Named Executive Officers of the Corporation. This plan was designed to provide a mechanism that closely aligns management incentives with shareholder interests, and to emphasize the creation and enhancement of shareholder value. The TSR Plan sets a minimum threshold of 12.5% of the opening shareholders' equity for each fiscal year, which return is then notionally deducted from net earnings for the fiscal year so that no TSR bonus is paid unless this minimum return has been achieved for shareholders; the TSR Plan bonus is equal to 10% of net earnings for the completed fiscal year in excess of the minimum 12.5% return on opening shareholders' equity. In respect of fiscal 2005, the total TSR Plan bonus was $3,324,000. The TSR Plan bonuses are allocated to the Named Executive Officers on the basis of a percentage based on seniority. The percentage of the total TSR Plan bonuses allocated to the Executive Chairman is 50%, the CEO is 30% and the CFO 20%.

The Corporation has discontinued its annual corporate economic value added bonus plan (the “CEVA Plan”) and the CEVA plan was not applicable for Fiscal 2005. There were no bonuses paid or payable to the Named Executive Officers under the CEVA Plan with respect to the 2005 fiscal year.

Long Term Incentive Plan

Upon recommendation of the Corporate Governance, Compensation and Nominating Committee (following an independent review), the Board of Directors has adopted a Long Term Incentive Plan (“LTIP”) effective for fiscal 2006 and beyond for senior management including the Named Executive Officers. The LTIP is designed to reward the plan participants based upon longer term performance of the corporation. Each participant is given a number of Performance Stock Units (“PSU’s”) calculated by dividing the average closing price of the Class A Subordinate Voting Shares on the TSX on the five trading days preceding the grant date by the target percentage of his/her annual salary. The PSUs vest and are redeemed on the third anniversary of the grant date at a price equal to the average closing price of the Class A Subordinate Voting Shares on the TSX on the five trading days preceding the date of vesting. The factor may range from 0 to 2 depending upon whether the target return on equity is exceeded or not met.

Corporate Development

The Corporate Governance, Compensation and Nominating Committee may deem certain extraordinary circumstances worthy of special recognition where significant benefits have accrued to the Corporation. In fiscal 2005 Corporate Development bonuses of $750,000 were payable to the Named Executive Officers in connection with certain targets being met in respect of the Schreiner Aviation Group. In fiscal 2004 Corporate Development bonuses of $250,000 were payable to the Named Executive Officers in connection with the completion of the acquisition of the Schreiner Aviation Group.

Stock Option Plan

The Employee Share Option Plan is intended to serve as a long-term incentive plan that will align the interests of management with the interests of shareholders. Options do not generally vest fully on the date of grant, with the vesting period determined by the Board of Directors. When granting options, the Corporate Governance, Compensation and Nominating Committee takes into account the number of options already held by a participating executive.

The Corporation has guidelines for allocating stock options, which address the vesting period, concentration of options, and the maximum number of options to be granted per year. The Corporation’s policy is to expense stock options in its financial statements, using the fair-value method.

Pension Plans

The Corporation maintains a defined contribution retirement plan (the “RPP”) for senior executives, excluding our Executive Chairman. The Corporation contributes 6% of gross earnings up to regulatory maximums on behalf of senior executives.

Under supplementary retirement plan agreements, the President and Chief Executive Officer, Mr. Sylvain Allard, the Senior Vice-President & Chief Financial Officer, Mr. Jo Mark Zurel, and the former Senior Vice-President & Corporate Secretary, Mr. O. Noel Clarke, may receive supplementary retirement benefits in addition to the retirement benefits provided under the RPP. A special retiring allowance has been provided for the Chairman and Chief Executive Officer. These benefits are described under “Executive Retirement Plan and Retiring Allowance”.

The current members of the Pension Committee are Prof. Kelly (Chair), Craig C. Dobbin and Mme. Saucier.

Submitted by the Corporate Governance, Compensation and Nominating Committee:

•	Sir Bob Reid (Chair)
•	William Stinson
•	George Gillett

Compensation of Directors

During fiscal 2005, the directors of the Corporation, other than those employed by the Corporation, were paid fees (as described below) for each Board and committee meeting attended and were reimbursed for their expenses arising in connection with such meetings. Effective May 1, 2002, after consideration of a report of an external independent compensation consultant and on the recommendation of the Corporate Governance, Compensation and Nominating committee, the annual directors fees were set at $40,000 per annum, the fee payable to Committee Chairs was set at $10,000 per annum and fees for attendance were set at $2,000 per meeting. During 2004 the Board of Directors, with input from an independent compensation consultant, approved revised directors fees as follows: (i) an annual fee of $150,000 was approved for the Lead Director, effective October 28, 2003 (this fee is in lieu of any other board retainer or board and committee attendance fees); (ii) effective March 1, 2004 all directors fees (other than the Lead Director fees) payable to Board members were changed from Canadian to U.S. currency, unless the Board member resides in a jurisdiction where the currency trades at a premium to the U.S. dollar (in these cases the director would be compensated in the local currency), and (iii) the annual fee payable to the Audit Committee Chair was increased from U.S. $10,000 to U.S. $25,000 to reflect the increased workload of the Audit Committee Chair. Effective October 5, 2004, the annual fee of the chair of the Corporate Governance, Compensation and Nominating Committee increased to U.S. $25,000 to reflect the increased work load of the chair of the committee. No options were granted to directors during fiscal year 2005.

During fiscal 2001, the Board approved the establishment of a Stock Appreciation Rights Plan for non-management directors under which the Corporation could originally issue up to a maximum of 400,000 Stock Appreciation Rights (“SARs”). The SARs provide a potential payment to the recipient, which may be realized only after vesting of the SAR, equal to the increase, if any, in the market value of the Corporation’s Class A Subordinate Voting Shares (determined as the weighted average of trading prices for the five trading days immediately preceding the exercise date) over the share price or “SAR grant value” on the date of the original SAR grant. SARs have a maximum exercise period of ten years following the date of issuance. The SARs vested in equal amounts on the first, second and third anniversaries of the grant date.

As a result of the subdivision of the Corporation’s Class A Subordinate Voting Shares during fiscal 2005, the Board has adjusted the grant of SARs to each director by doubling the number of SARs granted and halving the SAR grant value. This has the effect of keeping the directors whole in light of the stock split.

25,000 SARs were granted on October 19, 2000 to each director at the time (other than the CEO) at a grant value of $5.58, and are exercisable up to October 19, 2010. Additional SARs were issued on October 19, 2000 to certain directors who did not hold any stock options, to fulfill commitments to such directors, at prices reflecting CHC’s stock price at the time such commitment was made, as follows: 60,000 to each of John J. Kelly and Steven K. Hudson at a grant value of $2.93 and 20,000 to Craig C. Dobbin at a grant value of $4.50. All such additional SARs expire on April 25, 2010.

An additional 25,000 SARs were granted on August 1, 2001 to each director at the time (other than the CEO) at a grant value of $8.47, exercisable up to July 31, 2011. On October 10, 2001, upon his joining the Board of Directors of the Corporation, 110,000 SARs were granted to Mr. Mark D. Dobbin at a grant value of $7.51, exercisable up to October 9, 2011. On February 19, 2002, upon his joining the Board of Directors of the Corporation, 110,000 SARs were granted to The Honourable Brian V. Tobin at a grant value of $10.25, exercisable up to February 18, 2012. In each case the SARs granted in fiscal 2002 were at a grant value equal to the closing price of the Corporation’s Class A Subordinate Voting Shares on the day immediately preceding such grant in accordance with the SARs Plan.

During fiscal 2004, 73,334 SARs that had not vested expired as these directors did not stand for re-election. During 2004 the Board approved the granting of 110,000 SARs to William W. Stinson at a grant value of $13.70, exercisable up to October 27, 2013. In addition, the Board approved the grant of 110,000 SARs to Sir Bob Reid at a grant value of $16.50, exercisable up to February 12, 2014. These new SARs vest one-third each on the first, second and third anniversaries of the date of grant. The Board approved an increase in the cumulative maximum number of SARs that could be granted to Board members from 400,000 to 675,000. In each case the SARs granted in fiscal 2004 were at a grant value equal to the closing price of the Corporation’s Class A Subordinate Voting Shares on the day immediately preceding such grant.

At April 30, 2004 a total of 300,000 SARs had been granted to current directors. Of this total issuance, 80,000 SARs were vested at April 30, 2004, and none had been exercised up to August 15, 2004.

During fiscal 2005, the Board of Directors approved the granting of 110,000 SARs to each new director, Dr. Jack Mintz, Donald Carty, George Gillett Jr., and Guylaine Saucier. These SARs will vest one-third each on the first, second and third anniversaries of the date of grant. The exercise price of the SARs grant is based on the closing price of the Corporation’s Class A Subordinate Voting Shares on the day immediately preceding the grant.

At April 30, 2005 a total of 740,000 issued and outstanding SARs had been granted to current directors. Of this total issuance, 116,667 SARs were vested at April 30, 2005, and 30,000 SARs had been exercised up to July 31, 2005.

Minimum Share Ownership

To ensure the interests of directors and senior management are aligned with those of the shareholders, the Corporation has a Minimum Share Ownership Guideline. Directors and senior management will be given three years to comply with the following ownership guidelines:

(i)	directors are encouraged to maintain minimum share ownership in the Corporation equal in value to the annual board fees; and

(ii)	the Named Executive Officers are encouraged to maintain minimum share ownership in the Corporation equal in value to their base salary.

PERFORMANCE GRAPH

Below is a line graph which compares (a) the yearly cumulative total shareholder return on the Corporation’s Class A Subordinate Voting Shares and Class B Multiple Voting Shares (being the only publicly traded equity securities of the Corporation) with (b) the cumulative total return of the S&P/TSX Composite Index (TSX 300 Index prior to May 1, 2002) and the S&P/TSX Oil and Gas Equipment and Services Index, for the 60 month period to April 30, 2005.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN *
AMONG CHC HELICOPTER CORPORATION-CLASS A & B,
THE S & P/TSX COMPOSITE INDEX
AND THE S & P/TSX OIL & GAS EQUIPMENT & SERVICES INDEX

For the 60-month period ended April 30, 2005 (assuming reinvestment of dividends), the cumulative total shareholder return on an investment of $100 in the Class A Subordinate Voting Shares of CHC would be $1,317, and for the Class B Multiple Voting Shares of CHC would be $1,265. The return for the same period based on an investment of $100 in the S&P/TSX Composite Index (TSX 300 Index prior to May 1, 2002) would be $109 and, based on the same investment in the S&P/TSX Oil and Gas Index Equipment & Services, would be $213.

COMPENSATION TABLE

The remuneration paid to the Executive Chairman, the President and Chief Executive Officer and the other most highly compensated executive officer (the “Named Executive Officers”) for each of the last three years ended April 30 is as follows:

		Annual compensation				Long-term compensation awards securities under options/SARs granted
Bonus (i)
Name and principal position	Year	Salary $	Operations $ (v)	Corporate Development $ (iv)	Other annual compensation $ (ii)	Class A voting shares #	All other compensation $ (iii)
Craig L. Dobbin, O.C. Executive Chairman	2005 2004 2003	1,016,000 (vi) 966,408 (vi) 1,040,388 (vi)	2,856,166 500,043 1,961,000	375,000 125,000 -	136,734 66,140 60,016	- - 259,995	- - -
Sylvain A. Allard President & Chief Executive Officer	2005 2004 2003	650,000 583,333 550,000	1,807,000 300,026 877,000	225,000 75,000 -	- - -	- - 118,750	16,550 15,500 14,500
Jo Mark Zurel Senior Vice-President & Chief Financial Officer	2005 2004 2003	435,000 365,000 330,000	1,072,000 200,017 533,000	150,000 50,000 -	- - -	- - 47,500	16,500 15,500 14,500

Notes:
(i)	Bonuses are shown in the fiscal year to which payments relate.
(ii)
Other compensation and personal benefits amount to less than the lower of $50,000 and 10% of salary and bonus for all Named Executive Officers except the Executive Chairman in each of the three fiscal years. The amounts are the imputed interest benefits on loans and vehicle benefits. For the Executive Chairman in fiscal 2005, the amounts for the imputed interest on loans is equal to $30,464 and the vehicle benefit is equal to $106,270.

(iii)
This consists of Corporation contributions to the RPP made on behalf of certain of the Named Executive Officers. Entitlements for Craig L. Dobbin are described under “Executive Retirement Plan and Retiring Allowance".

(iv)
These special transaction bonuses (Corporate Development) are related to the acquisition of Schreiner Aviation Group. The fiscal 2004 bonuses were paid in July 2004 in connection with the successful closing of the acquisition of Schreiner on February 16, 2004 and the fiscal 2005 bonuses were paid in August 2005 upon the attainment of certain financial targets by Schreiner.

(v)	These amounts include:
(a)	regular performance bonus payments under the STIP, which is also used as an incentive for other senior managers; and
(b)	the TSR Plan.

The breakdown for fiscal 2005 is:

	STIP	TSR

C.L. Dobbin	$1,194,166	$1,662,000
S. A. Allard	$810,000	$997,000
J.M. Zurel	$407,000	$665,000

(vi)	These salary amounts are denominated in U.S. dollars, but paid in Canadian dollars. The amounts included in the table are the Canadian dollar equivalents paid.

Employee Share Option Plan

The following table provides information as of April 30, 2005 regarding the number of securities to be issued upon the exercise of outstanding options and the weighted-average exercise price of the outstanding options in connection with the equity compensation plan approved by shareholders (the Employee Share Option Plan). The Corporation does not have any equity compensation plans that have not been approved by shareholders. The options below relate to the Corporations Class A Subordinate Voting Shares.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price per share of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Employee Share Option Plan	2,815,344	$ 7.13	1,044,462
Equity compensation plans not approved by security holders	-	-	-
Total	2,815,344	$ 7.13	1,044,462

Option Grants During the Most Recently Completed Fiscal Year

No options were granted under the Employee Share Option Plan (the “Plan”) during the fiscal year ended April 30, 2005.

Aggregated Option Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Stock Option Values

The following table sets out the aggregate number of outstanding options held by each of the Named Executive Officers who held options at any time during the most recently completed fiscal year, together with the value of such options at the end of the fiscal year. Amounts reported under "Value of unexercised in-the-money options" represent the difference between (i) the market value as at April 30, 2005 of the Class A Subordinate Voting Shares for which such options were granted having an exercise price less than such market value, and (ii) the exercise price of such options. The closing trading price of a Class A Subordinate Voting Share on the Toronto Stock Exchange (the “TSX”) on April 30, 2005 was $26.01.

Name	Type of Security	Securities acquired on exercise #	Aggregate value realized $	Options exercisable (vested) at April 30, 2005 # (i), (ii)	Options not exercisable (unvested) at April 30, 2005 #	Value of all vested unexercised in-the-money options April 30, 2005 $	Value of all non-vested unexercised in-the-money options April 30, 2005 $
Craig L. Dobbin, O.C.	Class A	-	-	1,023,956	-	39,963,513	-
Sylvain Allard	Class A	-	-	221,966	-	7,462,378	-
Jo Mark Zurel	Class A	-	-	70,750	-	2,123,352	-

(i)	Each option entitles the holder to receive two Class A Subordinate Voting Shares.
(ii)	All options expire 10 years from the date of grant.

Executive Retiring Plan and Retiring Allowance

Under supplementary retirement plan agreements ("SRPs") with the Corporation, Mr. Sylvain Allard, Mr. Jo Mark Zurel and former executive, Mr. O. Noel Clarke, may be entitled to receive supplementary retirement benefits in addition to the retirement benefits provided under the RPP. The aggregate target benefit provided through the RPP, the SRPs and Canada Pension Plan ("CPP") benefits is 2% of the individual’s highest three years average earnings including operations bonuses ("average earnings"), but excluding special transaction bonuses (corporate development) multiplied by years of credited service. The SRP benefit formula is integrated with the formula under the CPP as well as the estimated benefits under the RPP. The SRP provides benefits by multiplying the participant’s credited service by the sum of the following:

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

The estimated credited years of service as of August 2, 2005 for Mr. Allard is 22.3 years, Mr. Zurel is 11.3 years and Mr. Clarke is 14.5 years (inclusive of his 10 years of additional service discussed above).

The approximate aggregate annual benefits payable to a participant under the RPP and SRP are as follows:

Years of Credited Service
Remuneration $ 800,000 1,000,000 1,200,000 1,400,000 1,600,000 1,800,000 2,000,000 2,400,000 2,600,000 2,800,000 3,000,000	15 $ 240,000 300,000 360,000 420,000 480,000 540,000 600,000 720,000 780,000 840,000 900,000	20 $ 320,000 400,000 480,000 560,000 640,000 720,000 800,000 960,000 1,040,000 1,120,000 1,200,000	25 $ 400,000 500,000 600,000 700,000 800,000 900,000 1,000,000 1,200,000 1,300,000 1,400,000 1,500,000	30 $ 480,000 600,000 720,000 840,000 960,000 1,080,000 1,200,000 1,440,000 1,560,000 1,680,000 1,800,000	35 $ 560,000 700,000 840,000 980,000 1,120,000 1,260,000 1,400,000 1,680,000 1,820,000 1,960,000 2,100,000

Effective June 4, 1991, as amended as of January 19, 1993, the Corporation agreed to provide a retiring allowance (the "Retiring Allowance") to Craig L. Dobbin, Executive Chairman of the Corporation, whereby Mr. Dobbin would be entitled upon retirement to receive an annual retiring allowance in an amount equal to 66 2/3% of the average of the three highest fiscal years of annual remuneration, including operations bonuses, earned by him from the Corporation during his term as Chairman and Chief Executive Officer. Performance measured bonuses, including bonuses under the CEVA and TSR Plans, are included for calculating annual remuneration for purposes of the Retiring Allowance, but special transaction bonuses (corporate development) generally are not.

The Retiring Allowance will continue during the lifetime of Mr. Dobbin and, in the event of his death within 20 years of the commencement of payments pursuant to such allowance, the payments shall continue to be made to a beneficiary or beneficiaries named by Mr. Dobbin for the remaining balance of the 20-year period. The Retiring Allowance may increase based upon annual increases in the Consumer Price Index ("CPI"), however, any such increase shall be limited to a maximum of 75% of any annual increase in the CPI less 1% and further limited to a maximum increase of 4% of the Retiring Allowance in any one year. Payment of the Retiring Allowance is subject to compliance by Mr. Dobbin with certain non-competition and non-disclosure obligations. If Mr. Dobbin were to retire at age 70, the estimated annual benefits payable to Mr. Dobbin (based on his total annual remuneration to date) would be $2,140,741.

Indebtedness of Directors and Officers

Effective July 30, 2002, in connection with section 402 of the Sarbanes-Oxley Act of 2002 (“SOX”), the Corporation introduced a new policy with regard to loans to directors and officers. The policy prohibits the Corporation from, directly or indirectly, extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or officer. Irrevocable extensions of credit made to directors and officers outstanding as of July 30, 2002 are exempted under the policy, but the terms of this credit cannot be materially modified and credit cannot be renewed after such date. In conjunction with this policy, the Corporation’s Board on March 2, 2003 approved a revision to the Employee Stock Option Plan, to eliminate the granting of loans to facilitate the exercising of options. The Corporation’s Executive Share Purchase and Ordinary Share Loans existed at July 30, 2002 and are exempt under the policy. No new credit or any modification of the terms of the credit granted at July 30, 2002 has been made.

The following table provides the aggregate indebtedness outstanding at August 16, 2005 to CHC of the current and former directors, officers and employees of the Corporation (and its subsidiaries):

Aggregate Indebtedness ($)
Purpose	To the Corporation or its subsidiaries	To another entity
Executive Share Purchase Loans (A loan program) Ordinary share loan	$1,502,234 $33,000,000	— —

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

Name and principal position	Involvement of Corporation or subsidiary	Largest amount outstanding during fiscal year 2005 $	Amount outstanding as at August 16, 2005 $	Financially assisted securities purchases during fiscal 2005 #	Security for indebtedness	Amount forgiven during fiscal 2005
EXECUTIVE SHARE PURCHASE LOANS (A loan program)
Craig L. Dobbin, O.C., Executive Chairman, Proposed Nominee Director	Lender	1,067,600	1,004,800	—	An assignment of the shares or proceeds of vested options to acquire 487,086 Class A shares held by the executive, having an exercise price of $6.50 per share.	—
Sylvain Allard President & Chief Executive Officer, Proposed Nominee Director	Lender	358,823	317,945	—	An assignment of the shares or proceeds of vested options to acquire 100,000 Class A shares held by the executive, having an exercise price of $2.125 per share.	—
Jo Mark Zurel Senior Vice-President & Chief Financial Officer	Lender	158,012	137,550	—	An assignment of the shares or proceeds of vested options to acquire 26,500 Class A shares held by the executive, having an exercise price of $2.125 per share.	—
Jeremy Labuschagne Former Managing Director, CHC Africa	Lender	55,130	—	—	A first lien on the Class A shares	—
Christine Baird President, CHC Helicopters International	Lender	48,898	41,939	—	A first lien on the Class A shares	—
THE ORDINARY SHARE LOAN
O.S. Holdings Inc. (a corporation indirectly wholly owned by Craig L. Dobbin)	Lender	33,000,000	33,000,000	—	A lien in CHC’s favour on the purchased Ordinary Shares, together with certain other security (see below)	—

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

The Ordinary Share Loan

On December 9, 1997, the Corporation issued 11,000,000 (now 22,000,000 as a result of the stock split) Ordinary Shares to O.S. Holdings Inc. for an aggregate consideration of $33,000,000 (the "Ordinary Share Loan"). O.S. Holdings Inc. is a corporation wholly owned by 10644 Newfoundland Inc. ("Holdco"), which is a corporation wholly owned by Craig L. Dobbin, the Executive Chairman. On December 9, 1997, the Corporation made a loan to O.S. Holdings Inc. of $33,000,000 to enable it to purchase these Ordinary Shares. The loan is repayable upon demand and does not bear interest unless the principal amount thereof (or the lesser portion demanded) has not been repaid within two business days following demand therefore, after which time the principal amount thereof (or the portion demanded) would bear interest at a rate equal to the Canadian "prime rate" plus 5%. These Ordinary Shares were issued to give effect to an undertaking provided by the Corporation to U.K. regulatory authorities in connection with the foreign ownership requirements of European legislation applicable to the Corporation’s then U.K. operating subsidiary, Brintel. The issuance of Ordinary Shares to O.S. Holdings Inc. was intended to increase the amount of equity share capital of the Corporation held by European nationals (Mr. Dobbin, the sole shareholder of Holdco, is a citizen of both Canada and the Republic of Ireland) and to establish that Brintel was entitled to maintain its operating license. The transaction involving the issuance of the Ordinary Shares (including the making of the loan) was approved by shareholders of the Corporation at a meeting held on December 9, 1997.

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

Indebtedness of Directors, Executive Officers and Senior Officers other than under Securities Purchase Programs

There was no indebtedness other than under securities purchase programs to the Corporation by any current and former officers, directors and employees of the Corporation (and their respective associates) as at August 2, 2005.

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

The policy obtained provided for U.S. $45 million of coverage for directors and officers of the Corporation on an aggregate basis. Such policy is subject to a deductible of U.S. $100,000 per incident. The cost of coverage for 2005 on an aggregate basis was $421,750.

Employees

All pilots and aircraft maintenance engineers are required to be licensed by regulatory authorities in the country in which they work. To obtain a pilot’s license, each pilot must complete and pass practical flight and written examinations. In addition, IFR pilots must have passed IFR practical flight and written examinations. To obtain an aircraft maintenance engineer’s license, an engineer must have completed a minimum of three to four years of training and passed a written examination. The following table provides employee data for each of our major segments at April 30, 2005, 2004 and 2003.

	Year ended April 30
	2005	2004	2003
Canada
Administrative, support and other personnel	195	178	155

Europe
Pilots	344	349	392
Maintenance engineers	275	239	294
Administrative and support personnel	294	349	387
	913	937	1,073
International
Pilots	264	263	249
Maintenance engineers	223	223	224
Administrative and support personnel	309	321	302
	796	807	775
Repair and Overhaul
Maintenance engineers	280	262	304
Administrative and support personnel	404	186	166
	684	448	470
Schreiner
Pilots	148	163	-
Maintenance engineers	105	125	-
Administrative and support personnel	248	411	-
	501	699	-
	3,089	3,069	2,473

In Norway, our pilots have a two-year collective agreement that expires April 30, 2006. Ground staff and engineers have a two-year agreement that expires March 31, 2006. Repair and overhaul employees have a central agreement extending to March 31, 2006 and two-year local agreements that expire on September 30, 2006.

In the U.K., we have collective agreements with our pilots and a separate agreement with our engineers and other ground staff, both of which expired on June 30, 2005. A five-year agreement has been reached with our pilots. Negotiations are underway to reach new agreements with engineers and other ground staff.

In Denmark, we have a multi-year collective agreement with our pilots that will expire on June 30, 2007, and separately with our engineers and ground staff that expires June 30, 2007.

In Ireland, we have collective pay agreements in place with our pilots, aircrew and engineers that expire April 30, 2006.

In Australia, we have a collective agreement with our pilots that expired May 2, 2005. Our collective agreement with aircrew in Australia expired in December 2003 and a replacement agreement is in the process of being ratified. Our engineers’ agreement in Australia expired August 31, 2005. Negotiations on a new agreement are ongoing.

In the Netherlands, we have an effective collective agreement with our pilots and with our ground staff and general administrative staff that expired June 2005 and is currently under negotiations. We expect the negotiations to be finalized in September 2005.

We also have a collective agreement with certain of the employees at CHC Composites Ltd. that expires on October 15, 2006.

Employees at our other helicopter operations are not unionized.

Share Ownership

Share ownership information is included under Item 7.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

PRINCIPAL SHAREHOLDERS

As at August 2, 2005, there were 36,836,976 Class A Subordinate Voting Shares, 5,866,476 Class B Multiple Voting Shares and 22,000,000 Ordinary Shares issued and outstanding. The Class A Subordinate Voting Shares represent 37.7% of the aggregate voting rights attached to the Corporation’s voting shares.

The following table sets forth information as at August 2, 2005 with respect to the beneficial ownership of our Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares by each shareholder known by us to be (1) the beneficial owner of more than 5% of our Class A Subordinate Voting Shares, Class B Multiple Voting Shares or Ordinary Shares, 2) the beneficial owner of a number of shares of any class or classes of stock that collectively carry more than 5% of the votes attributed to all our outstanding voting securities and (3) all named executive officers.

Name of Shareholder	Number of voting shares owned, controlled or directed (i)			Percent of class (i)

	Subordinate Voting Shares	Multiple Voting Shares	Ordinary Shares	Subordinate Voting Shares	Multiple Voting Shares	Ordinary Shares
Discovery Helicopters Inc. (ii) (iii)	2,512,230	5,555,432	-	6.8%	94.7%	-
Fidelity Investments (iv)	4,825,000	-	-	13.1%	-	-
Connor, Clark & Lunn
Investment Management Partnership (v)	1,912,374	-	-	5.2%	-	-
O.S. Holdings Inc. (vi)	-	-	22,000,000	-	-	100.0%
Craig L. Dobbin (i)(vii)	2,053,912	-	-	5.6%	-	-
Sylvain Allard (i)	722,400	-	-	2.0%	-	-
Jo Mark Zurel (i)	147,656	-	-	0.4%	-	-

(i)
Includes shares beneficially owned by the listed person. If a person has the right to acquire beneficial ownership of any shares by exercise of options or otherwise by November 2, 2005, those shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of the shares that the person owns. Those shares are not included in the computations for any other person.

(ii)
Discovery is a holding company, all of the voting shares of which are owned by Craig L. Dobbin, Executive Chairman of the Corporation. The shares owned by Discovery Helicopters Inc. collectively represent 59.5% of the votes attached to all of our outstanding shares.

(iii)
Includes 1,379,310 Class A Subordinate Voting Shares that may be acquired upon the conversion of a $5,000,000 convertible loan at a price of $3.63 per share. Also includes 1,113,230 Class A Subordinate Voting Shares that were lent by Discovery to a third party pursuant to a borrowing agreement. Discovery will not exercise control or direction over such shares until they are returned.

(iv)	As of June 30, 2005 based on the most recent publicly available information.

(v)	As of August 26, 2005 based on the most recent publicly available information.

(vi)
O.S. Holdings Inc. is a holding company wholly owned indirectly by Craig L. Dobbin, Executive Chairman of the Corporation. Mr. Dobbin owns directly or indirectly shares of the Corporation that collectively carry 61.8% of the votes attached to all of the outstanding shares of the Corporation.

(vii)
These shares may be acquired upon the exercise of options granted with prices ranging from $2.15 to $15.35. The shares granted pursuant to the full exercise of these options represent 2.1% of the votes attached to all our outstanding voting securities.

RELATED PARTY TRANSACTIONS

In the course of its regular business activities, the Company enters into routine transactions with companies subject to significant influence and companies affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the years ended April 30 are summarized as follows:

	2005	2004
Revenues (i)	$43,518	$10,745
Direct costs	$1,298	$1,972
Capital asset additions	$8,160	$2,962
Net amounts receivable and payable in respect of such revenues, expenses and additions	$15,044	$10,808

(i)
Revenue increases relate to revenues from a company owned by Schreiner, which is subject to significant influence. Therefore, the fiscal 2004 amount only includes revenues from the February 16, 2004 acquisition of Schreiner.

During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company’s senior credit facilities and its senior subordinated notes. The loan is convertible into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.7 million (2004 - $0.7 million), including amortization of the above-noted discount, was recorded on the loan during the fiscal year ended April 30, 2005.

For information regarding loans between us and senior management and enterprises that directly or indirectly control us, see Item 6: Directors, Senior Management and Employees.

ITEM 8.	FINANCIAL INFORMATION

Financial statements are included under Item 18.

ITEM 9.	THE OFFER AND LISTING

LISTING DETAILS

On October 7, 1991, our outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares were listed on the TSX under the stock symbols FLY.A. and FLY.B., respectively. As of August 2, 2005, 11 registered holders of record in the United States held 5,680,388 Class A Subordinate Voting Shares (or 10.9% of the Class A Subordinate Voting Shares) and one registered holder of record in the United States held 82,010 Class B Multiple Voting Shares (or 3.7% of the Class B Multiple Voting Shares).

At a special meeting of shareholders on March 28, 2005, the shareholders approved the subdivision of our Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares on a two-for-one basis. The Class A Subordinate Voting Shares and Class B Multiple Voting Shares listed on the TSX commenced trading under the stock symbol FLY.SV.A and FLY.MV.B, respectively, on a post-split basis on April 12, 2005. All amounts below have been restated to reflect the stock split.

The following table sets forth, for the quarters indicated, the high and low sales prices and volumes of trading of our Class A Subordinate Voting Shares and our Class B Multiple Voting Shares as reported on the TSX.

	Class A Subordinate Voting Shares			Class B Multiple Voting Shares
	High	Low	Volume	High	Low	Volume
Fiscal 2005
First quarter	$22.35	$18.38	5,737,720	$21.67	$18.58	3,502
Second quarter	24.99	20.24	8,054,606	24.88	20.88	6,966
Third quarter	27.25	22.50	5,331,792	27.00	22.87	6,610
Fourth quarter	29.71	25.22	8,031,521	29.08	25.80	4,840

Fiscal 2004
First quarter	$13.98	$12.38	7,775,600	$14.00	$12.50	66,000
Second quarter	14.17	12.00	8,793,200	14.38	12.41	15,400
Third quarter	16.98	13.53	9,286,000	17.05	13.76	7,000
Fourth quarter	20.62	16.30	11,708,600	20.50	15.20	18,600

The following table sets forth, for the fiscal years indicated, the high and low sales prices and volumes of trading of our Class A Subordinate Voting Shares and our Class B Multiple Voting Shares as reported on the TSX.

	Class A Subordinate Voting Shares			Class B Multiple Voting Shares
	High	Low	Volume	High	Low	Volume

2001	$8.90	$1.88	25,343,088	$7.50	$2.13	877,502
2002	15.00	6.13	35,488,690	15.00	7.00	105,754
2003	18.03	10.82	37,426,564	18.00	10.90	94,502
2004	20.62	12.00	37,563,400	20.50	12.41	107,000
2005	29.71	18.38	27,155,639	29.08	18.58	21,918

The following table sets forth, for the months indicated the high and low sales prices and volumes of trading of our Class A Subordinate Voting Shares and our Class B Multiple Voting Shares as reported on the TSX.

	Class A Subordinate Voting Shares			Class B Multiple Voting Shares
	High	Low	Volume	High	Low	Volume

March 2005	$29.71	$26.50	3,876,628	$29.00	$27.13	1,000
April 2005	28.63	25.22	2,723,837	28.50	25.80	2,720
May 2005	27.75	25.00	1,903,200	28.00	26.17	1,700
June 2005	26.71	23.88	4,917,500	28.00	25.20	800
July 2005	26.21	23.88	3,251,300	25.82	24.00	1,700
August 2005	27.00	24.35	2,671,100	25.75	24.00	1,000

On August 31, 2005 the closing price of our Class A Subordinate Voting Shares on the TSX was $24.35.

Effective October 11, 2002 our Class A Subordinate Voting Shares commenced trading on the New York Stock Exchange (“NYSE”) under the stock symbol FLI. Prior to October 11, 2002 our Class A Subordinate Voting Shares traded on the Nasdaq National Market (“Nasdaq”). Class A Subordinate Voting Shares listed on the NYSE began trading on a post-split basis on April 19, 2005. All amounts below have been restated to reflect the stock split.

The following table sets forth for the quarters indicated, the high and low sales price in U.S. Dollars and volumes of trading of our Class A Subordinate Voting Shares on the NYSE and Nasdaq.

	High	Low	Volume
Fiscal 2005
First quarter	$16.83	$13.19	1,469,400
Second quarter	19.69	15.29	1,078,000
Third quarter	22.13	18.38	1,108,800
Fourth quarter	24.13	20.20	1,234,300

Fiscal 2004
First quarter	$10.45	$8.80	332,400
Second quarter	10.80	8.65	894,600
Third quarter	12.98	10.13	1,044,800
Fourth quarter	15.23	12.23	1,658,800

The following table sets forth in U.S. Dollars for the fiscal years indicated, the high and low sales prices and volumes of trading of our Class A Subordinate Voting Shares as reported on the NYSE and Nasdaq.

	High	Low	Volume

2001	$5.83	$1.25	5,943,220
2002	9.63	3.86	14,467,800
2003	11.65	7.38	6,568,600
2004	15.23	8.65	3,930,600
2005	24.13	13.19	4,890,500

	High	Low	Volume

March 2005	$24.13	$21.73	396,000
April 2005	23.41	20.20	562,300
May 2005	22.08	19.66	313,200
June 2005	21.44	19.50	316,300
July 2005	21.27	19.29	223,100
August 2005	22.26	19.37	317,300

The closing price of our Class A Subordinate Voting Shares on August 31, 2005 as reported on the NYSE was U.S. $20.56.

ITEM 10.	ADDITIONAL INFORMATION

ARTICLES OF INCORPORATION AND BY-LAWS

The Company was incorporated under the Canada Business Corporations Act and its corporation number is 222233-7.

On August 23, 2002 the Board of Directors approved certain amendments to By-Law No. 1, the by-law relating generally to the transaction of the business and affairs of the Corporation (the “Old By-Law”) by adopting Amended and Restated By-Law No. 1 (the “New By-Law”). Shareholders confirmed the New By-Law at the annual general meeting held on September 26, 2002. The New By-Law superceded and replaced the Old By-Law that had been previously enacted on February 18, 1987. The Board of Directors made certain additional amendments to the New By-law, effective September 4, 2003 to provide that the board may, if the articles so provide, appoint one or more additional directors (subject to the maximum number authorized by the articles) to hold office for a term expiring no later than the close of the next annual meeting of shareholders, but the total number of directors appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders. The amendments to the New By-law were confirmed by the shareholders at the shareholders’ meeting held on October 28, 2003.

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

Our issued and outstanding shares consist of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares. By articles of amendment dated April 14, 2005, CHC subdivided each issued and unissued Class A Subordinate Voting Share, Class B Multiple Voting Share and Ordinary Share into two shares of each such class. Our Class A Subordinate Voting Shares and our Class B Multiple Voting Shares participate equally in the payment of dividends if and when declared by our Board of Directors. The Ordinary Shares are entitled to dividends equivalent on a per share basis to any dividend paid on our Class A Subordinate Voting Shares and Class B Multiple Voting Shares, subject to prior minority shareholder approval. Class A Subordinate Voting Shares carry the right to one vote per share, our Class B Multiple Voting Shares carry the right to 10 votes per share, and our Ordinary Shares carry the right to one vote per 10 shares. Our Ordinary Shares are also redeemable at the option of the Company at the subscription price thereof in certain circumstances. We also have the right, subject to the approval of the TSX, to purchase the Ordinary Shares at their fair market value. Our Class A Subordinate Voting Shares, our Class B Multiple Voting Shares and our Ordinary Shares share equally on a share for share basis in the property and assets of the Company upon liquidation or winding up.

The First Preferred Shares rank prior to the Second Preferred Shares, the Class B Multiple Voting Shares, the Class A Subordinate Voting Shares and the Ordinary Shares and any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation. The Second Preferred Shares rank prior to the Class B Multiple Voting Shares, the Class A Subordinate Voting Shares and the Ordinary Shares and any other shares ranking junior to the Second Preferred Shares with respect to the payment of dividends and distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation.

Other than as described above, the rights, privileges, restrictions and conditions attaching to the First Preferred Shares and the Second Preferred Shares, as classes, are identical. Except as required by law, the holders of the First Preferred Shares and the Second Preferred Shares, as classes, are not entitled to vote at any meeting of shareholders of the Corporation.

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

4740 Agar Drive
Richmond, British Columbia
Canada
V7B 1A3

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We record our transactions and prepare our financial statements in Canadian dollars. For the year ended April 30, 2005, we maintained operations in the UK, Norway, the Netherlands, South Africa, Australia and Canada, with business also conducted in other countries. These operations are considered financially and operationally self-sustaining. Accordingly, our assets and liabilities are translated into Canadian dollars at the year-end exchange rate. Revenue and expense items are translated into Canadian dollars at the average annual exchange rate. Because many of our revenues and expenses occur in currencies other than Canadian dollars, we are exposed to exchange rate and currency risks.

To perform sensitivity analysis, we assess the risk of loss in fair values due to the impact of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. Information provided by the analysis does not necessarily represent the actual changes in fair value that we would incur under normal market conditions because, of necessity, all variables other than the specific market risk factor are held constant. The results of sensitivity analysis at April 30, 2005 follow.

FOREIGN CURRENCY EXCHANGE RATE RISK

A 10% change in the exchange rate of the U.S. dollar, euro and pound sterling against the Canadian dollar, with all other variables remaining constant, would have resulted in a $62.2 million change in the fair market value of our long-term debt at April 30, 2005. Our euro and pound sterling debt are designated as hedges of our net investments in foreign operations in the U.K. and the Netherlands. A portion of our U.S. debt has been designated as a hedge of our net investment in our Vancouver, Canada-based International operating unit. The remainder has been converted to euro, pound sterling and Norwegian kroner via forward foreign exchange agreements and has been designated as hedges of our net investments in our euro, pound sterling and Norwegian kroner functional operating units. As a result, gains and losses on this debt are offset against foreign currency translation adjustments on our net investment in foreign operations that are deferred as a separate component of shareholders' equity until realized under Canadian GAAP. Under U.S. GAAP, the related translation adjustments and the foreign currency translation gains and losses of the debt designated as a hedge are included in the determination of comprehensive earnings. If the debt were not designated as a hedge of our net investment, the impact of a change in foreign currency rates would directly impact the current year’s earnings under both Canadian and U.S. GAAP. A 1% movement in the foreign currency rates of our three major operating currencies (the pound sterling, the Norwegian kroner and the U.S dollar) against the Canadian dollar would have resulted in a $0.4 million change in net earnings from our self-sustaining foreign subsidiaries upon the translation of their income statement from their reporting currencies to Canadian dollars for the year ended April 30, 2005.

INTEREST RATE RISK

We are also exposed to market risk from changes in interest rates, related primarily to variable interest rates on long-term debt and on certain helicopter lease agreements. During the year ended April 30, 2001, we entered into an interest rate swap agreement to fix the interest costs on £40.0 million of our senior credit facilities. We terminated this agreement late in fiscal 2004. A 1% change in variable interest rates on long-term debt, with all other variables remaining constant, would result in a $1.3 million change in interest expense for the year ended April 30, 2005. Such a change in interest rates would not have a material impact on the fair value of the related long-term debt. A 1% change in variable interest rates on our helicopter lease agreements, with all other variables remaining constant, would result in a $4.3 million change in lease expense for the year ended April 30, 2005.

EQUITY PRICE RISK

As of April 30, 2005, we were not exposed to material market risk from changes in the market value of long-term investments, as we did not hold any significant publicly traded long-term investments.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

As of April 30, 2005, an evaluation was performed under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of April 30, 2005. During the annual period covered by this Form 20-F, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to April 30, 2005.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

CHC’s board of directors has determined that the Chairman of the Audit Committee, Dr. Jack Mintz, qualifies as an “audit committee financial expert” and that Dr. Mintz is independent under the listing standards of the New York Stock Exchange.

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

For the years ended April 30, 2005 and 2004, amounts approved by the Audit Committee and paid by us in connection with services provided by our auditors, Ernst & Young, LLP (“E&Y”), were as follows:

	2005	2004
	($ millions)
Audit Fees	$1.7	$1.5
Audit-Related Fees	0.1	0.3
Tax Fees	1.0	0.7
All Other Fees	0.1	0.1
Total	$2.9	$2.6

Audit Fees - consists of fees charged for the work necessary for the external auditor to render an opinion on our consolidated financial statements and the financial statements of our subsidiaries. In both fiscal 2004 and 2005 audit services consisted of services provided by E&Y in connection with expressing an opinion on our consolidated financial statements and also on the financial statements of our subsidiaries in jurisdictions where such audits are required by companies legislation or where such audits are required under other agreements. In 2005 fees for Audit services also included amounts paid in connection with the review of our interim financial statements, the provision of comfort letters, consents and comment letters in connection with our issue of U.S. $150 million senior subordinated notes. In 2004, fees for Audit services also included amounts paid in connection with our issue of U.S. $250 million senior subordinated notes and the fiscal 2004 audit of our acquired subsidiary, Schreiner.

Audit-Related Fees - consists primarily of fees for assurance and related services that are reasonably related to the performance of the audit of our financial statements. The fees for 2004 consisted primarily of amounts related to the December 31, 2003 audit of Schreiner that was acquired during 2004.

Tax Fees - consists of fees paid in connection with tax compliance, tax planning, tax outsourcing, and tax advice provided to us and our subsidiaries. Tax services in both years include fees paid to E&Y in connection with ongoing tax planning and other initiatives being considered by us.

All Other Fees - includes fees for services that are not audit, audit-related, or tax services, but which are not prohibited services. In 2005, this included fees in connection with SOX compliance. In 2004, this included fees in connection with an information system implementation review.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and concluded that the level of services provided during 2005 would not impact the independence of the auditors. The Audit Committee has adopted a policy that prohibits us from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the Audit Committee for other permissible categories of non-audit services, such categories as determined by SEC rules. To facilitate the pre-approval of audit and non-audit services between meetings of the Committee, the Audit Committee has detailed procedures that permit this responsibility to be delegated to the Chair of the Committee, who will present any amounts pre-approved at the next meeting of the Committee for ratification.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements and supplementary information required to be filed under this item are presented on pages 110 through 167 of this Annual Report on Form 20-F, and are incorporated herein by reference. Such financial statements and supplementary information supersede the financial statements contained in Exhibit 99.2 to the Company’s report on Form 6-K, furnished on August 4, 2005, and Exhibit 99.1 to the Company’s second report on Form 6-K, furnished on September 1, 2005.

AUDITORS’ REPORT

To the Shareholders of CHC Helicopter Corporation

We have audited the consolidated balance sheets of CHC Helicopter Corporation as at April 30, 2005 and 2004 and the consolidated statements of earnings, shareholders’ equity and cash flows for the three years ended April 30, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2005 and 2004 and the results of its operations and its cash flows for the three years ended April 30, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
St. John’s, Canada
June 3, 2005 (except for Notes 34, 35 and 36 which are as at September 9, 2005)

CHC Helicopter Corporation
CONSOLIDATED BALANCE SHEETS
As at April 30 (in thousands of Canadian dollars)
Incorporated under the laws of Canada

	2005	2004 (Note 4)
Assets (Note 15)
Current assets
Cash and cash equivalents (Notes 4(d) and 9)	$51,391	$61,079
Receivables	216,810	185,076
Future income tax assets (Note 24)	23,802	12,816
Inventory (Note 4(a))	216,513	203,365
Prepaid expenses	7,991	11,245
Assets of discontinued operations (Note 8)	12,657	28,937
	529,164	502,518

Property and equipment, net (Notes 4(a) and 10)	851,210	734,405
Investments (Note 11)	58,806	48,242
Intangible assets (Notes 7 and 12)	6,499	-
Goodwill (Note 7)	8,861	-
Other assets (Notes 4(d) and 13)	235,016	178,893
Future income tax assets (Note 24)	50,184	44,312
Assets of discontinued operations (Note 8)	3,495	26,513
	$1,743,235	$1,534,883

Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$212,965	$169,329
Deferred revenue and redelivery obligations (Note 4(b))	22,574	13,939
Dividends payable	6,404	5,194
Income taxes payable	23,628	6,328
Future income tax liabilities (Note 24)	705	2,212
Current portion of debt obligations (Note 15(f))	26,812	38,046
Liabilities of discontinued operations (Note 8)	2,153	23,856
	295,241	258,904

Long-term debt (Note 15(a))	97,543	133,305
Senior subordinated notes (Note 15(b))	502,760	342,675
Other liabilities (Notes 4(b) and 18)	142,507	153,219
Future income tax liabilities (Note 24)	195,692	179,188
Liabilities of discontinued operations (Note 8)	3,493	5,880
Shareholders’ equity	505,999	461,712
	$1,743,235	$1,534,883

Commitments, guarantees and contingent liabilities (Notes 15, 28, 30 and 31)

On behalf of the Board:

See accompanying notes

CHC Helicopter Corporation
CONSOLIDATED STATEMENTS OF EARNINGS
Year ended April 30 (in thousands of Canadian dollars, except per share amounts)

	2005	2004 (Note 4)	2003 (Note 4)
Revenue	$903,344	$720,013	$711,887
Direct costs	(702,167)	(575,971)	(545,960)
General and administration costs	(25,803)	(18,633)	(21,467)
Amortization	(30,533)	(25,188)	(20,485)
Restructuring costs (Note 16)	(17,612)	(9,181)	-
Gain on disposals of assets	4,105	3,307	2,413
Operating income	131,334	94,347	126,388
Debt settlement costs (Note 17)	(1,994)	(19,716)	(12,464)
Financing charges (Note 15(e))	(37,120)	(28,954)	(34,530)
Earnings from continuing operations before income taxes and undernoted items	92,220	45,677	79,394
Non-controlling interest	(288)	-	-
Equity in earnings of associated companies	5,481	3,925	2,340
Income tax (provision) recovery (Note 24)	(23,835)	16,648	(1,972)
Net earnings from continuing operations	73,578	66,250	79,762
Net loss from discontinued operations (Note 8)	(11,019)	(2,574)	(14,297)
Net earnings	$62,559	$63,676	$65,465
Earnings per share (Note 25)
Basic
Net earnings from continuing operations	$1.75	$1.60	$1.92
Net loss from discontinued operations	(0.26)	(0.06)	(0.34)
Net earnings	1.49	1.54	1.58
Diluted
Net earnings from continuing operations	$1.61	$1.47	$1.76
Net loss from discontinued operations	(0.24)	(0.06)	(0.30)
Net earnings	1.37	1.41	1.46

See accompanying notes

CHC Helicopter Corporation
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Year ended April 30 (in thousands of Canadian dollars, except per share amounts)

	2005	2004 (Note 4)	2003 (Note 4)
Retained earnings, beginning of year	$229,866	$176,676	$115,227

Net earnings	62,559	63,676	65,465
Dividends	(12,805)	(10,486)	(4,016)
Retained earnings, end of year	279,620	229,866	176,676

Capital stock (Note 19)	239,469	238,428	236,962
Contributed surplus (Note 19)	3,291	3,291	3,291
Foreign currency translation adjustment (Note 22)	(16,381)	(9,873)	(3,884)
Total shareholders’ equity	$505,999	$461,712	$413,045

Dividends per participating voting share[1]	$0.30	$0.25	$0.10
1Adjusted for April 2005 2-for-1 stock split

See accompanying notes

CHC Helicopter Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended April 30 (in thousands of Canadian dollars)

	2005	2004 (Note 4)	2003 (Note 4)
Operating activities
Net earnings from continuing operations	$73,578	$66,250	$79,762
Non-operating items and items not involving cash:
Amortization	30,533	25,188	20,485
Amortization of major components recorded as direct costs (Note 4(b))	63,333	56,861	51,531
Gain on disposals of assets	(4,105)	(3,307)	(2,413)
Equity in earnings of associated companies	(5,481)	(3,925)	(2,340)
Future income taxes (Note 21)	15,263	(27,947)	(9,225)
Non-cash financing charges	1,794	4,087	168
Debt settlement costs	1,994	19,716	12,464
Defined benefit pension plans	(13,280)	(3,462)	(10,934)
Deferred revenue	(6,618)	1,096	(3,347)
Advance aircraft rental payments	(7,513)	(12,598)	(3,304)
Amortization of deferred gains	(7,685)	(4,440)	(1,605)
Schreiner contract credits	(6,418)	(965)	-
Pre-operating expenses	(3,515)	1,473	(3,113)
Other	(260)	5,598	4,325
	131,620	123,625	132,454
Change in non-cash working capital (Note 26)	6,580	(33,018)	(18,194)
Cash flow from operations	138,200	90,607	114,260
Financing activities
Long-term debt proceeds	384,684	496,862	38
Long-term debt repayments	(243,582)	(342,001)	(123,204)
Debt settlement	(1,765)	(37,883)	(9,136)
Deferred financing costs	(5,598)	(13,200)	-
Dividends paid	(11,596)	(5,291)	(4,016)
Capital stock issued	907	3,289	596
	123,050	101,776	(135,722)
Investing activities
Additions to property and equipment	(197,596)	(116,881)	(44,669)
Helicopter major inspections	(15,539)	(9,237)	(13,384)
Helicopter components	(63,254)	(59,027)	(47,489)
Proceeds from disposal	90,940	126,898	74,865
Aircraft deposits	(52,983)	(23,574)	(6,730)
Long-term receivables repaid (advanced)	995	(1,147)	7,386
Restricted cash	(5,323)	(9,826)	-
Investment in subsidiaries, net of cash acquired (Note 7)	(17,984)	(97,540)	-
Other	(7,302)	4,166	(1,782)
	(268,046)	(186,168)	(31,803)
Effect of exchange rate changes on cash and cash equivalents	(3,821)	1,747	1,717
Cash (used in) provided by continuing operations	(10,617)	7,962	(51,548)
Cash provided by (used in) discontinued operations	929	(4,987)	(3,186)
Change in cash and cash equivalents during the year	(9,688)	2,975	(54,734)
Cash and cash equivalents, beginning of year	61,079	58,104	112,838
Cash and cash equivalents, end of year	$51,391	$61,079	$58,104

See accompanying notes

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

1.	DESCRIPTION OF THE BUSINESS

CHC Helicopter Corporation (“CHC”) is a leading provider of helicopter transportation services to the global oil and gas industry. CHC currently operates in over 30 countries, with major operating units in Europe (Norway, the Netherlands and the United Kingdom), South Africa, Australia and Canada. CHC principally provides helicopter transportation services to the oil and gas industry for production and exploration activities as well as emergency medical and search and rescue services. The Company also provides repair and overhaul and other helicopter support services including aircraft leasing, parts sales and distribution and inventory management.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of CHC and its direct and indirect controlled subsidiaries (collectively, the “Company”). All inter-company transactions and balances have been eliminated upon consolidation. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) except as described in Note 34.

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

The Company has certain foreign currency denominated long-term debt that have been designated as an effective hedge of certain of its self-sustaining foreign subsidiaries. Upon translation of such debt into Canadian dollars, any gains or losses are also deferred in a separate component of shareholders’ equity to be recognized in net earnings when there is a reduction in the net investment in the subsidiaries.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, with banks and investments in money market instruments with original maturities of less than 90 days that are readily convertible to known amounts of cash and that are subject to an insignificant risk of a material change in value.

Inventory

Inventory, consisting primarily of aircraft parts held for the completion of repair and overhaul work for external customers, is valued at the lower of average cost and replacement cost less an allowance for obsolescence which considers the lives of the related aircraft fleet and other factors. The cost of overhauled inventory includes the cost of raw materials, direct labour and related overhead.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Property and equipment

Property and equipment includes flying assets, facilities and equipment that are amortized over their estimated useful lives under the following methods:

(a)	Flying assets

(i)
Airframes represent approximately 25% to 30% of the value of an aircraft and are amortized on a straight-line basis to amortization expense over their estimated useful life of 25 years. At pre-determined intervals, as specified by the original manufacturer and aviation regulatory authorities, airframes require major inspections. The cost of these major inspections for both owned and leased aircraft is capitalized and amortized to amortization expense over their expected period of future benefit based on flight hours.

(ii)
Components comprise approximately 70% to 75% of the value of an aircraft and consist of major components (i.e. engine, rotor heads, gearboxes and blades) and non-major components. The major components are required to be inspected and overhauled at intervals as specified by the original equipment manufacturer and aviation regulatory authorities. Costs incurred to perform these inspections and overhauls for owned aircraft are capitalized and amortized to operating expense to their residual value over their expected period of future benefit based on flight hours. Non-major repair and maintenance costs are expensed as incurred.

(b)	Facilities and equipment

Facilities are composed of hangars, heliports and other buildings housing base operations and administrative support. Equipment includes training, repair and overhaul, manufacturing and base equipment and vehicles. Such facilities and equipment are amortized on a declining balance basis at 5% and 20%, respectively. Leasehold improvements associated with leased facilities and equipment are capitalized and amortized on a straight-line basis over the respective lease term.

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

Intangible assets

The Company amortizes its intangible assets on a straight-line basis over their estimated useful lives ranging from 4 to 10 years. Intangible assets are reviewed for valuation on an annual basis. When events and circumstances indicate that carrying amounts may not be recoverable, a writedown to fair value is charged to income in the period that such a determination is made.

Goodwill

Goodwill represents the excess of the cost of investments in subsidiaries over the fair value of the net identifiable assets acquired. The Company reviews the goodwill of all its reporting units on at least an annual basis to ensure its fair value is in excess of its carrying value. Any impairment in the value of goodwill is charged to income in the period such impairment is determined.

Deferred financing costs

Costs incurred in connection with securing debt financing have been deferred and are amortized over the terms of the related debt.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

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

Deferred revenue and redelivery obligations

The Company defers the portion of the power-by-the-hour charges to third party customers that relates to work to be performed in future periods and recognizes the revenue in earnings when the work is performed.

Redelivery obligations arise under the terms of the Company’s lease agreements, which specify that an aircraft must be returned with its major components in substantially the same condition as at the inception of the lease. The Company provides for this obligation based on flight hours.

Government assistance

Government assistance relating to the acquisition of facilities and equipment is deferred and amortized over the life of the assets to which it relates. Government assistance relating to operations is recorded as income in the same period as the related expense.

Revenue recognition

Revenue from helicopter operations is recognized based on the terms of customer contracts that generally provide for revenue on the basis of hours flown at contract rates or fixed monthly charges or a combination of both.

Training revenue is recognized based on the terms of customer contracts that generally provide for revenue on the basis of training hours provided.

Revenue from engine and component repair and overhaul and composites manufacturing operations is recognized on the percentage of completion basis and is measured on the basis of the sales value of the actual costs incurred and work performed. Customers are usually invoiced in advance for repair and overhaul services performed under power-by-the-hour” (“PBH”) contracts. Typically, a portion of this revenue is recognized on a monthly basis to reflect ongoing services provided, with the balance recognized when the major repair and overhaul activities are completed. Any loss on repair and overhaul and composites manufacturing contracts is recognized in earnings immediately when known.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Pension costs and obligations

The Company has defined contribution and defined benefit pension plans covering substantially all of its employees. In valuing accrued obligations for its defined benefit plans, because future salary levels affect the amount of employee future benefits, the Company uses the projected benefit method prorated on service and best estimate assumptions. Pension plan assets are carried at fair values. For purposes of calculating the expected return on assets, the Company uses the fair value of the plan assets. The excess of unrecognized net actuarial gains and losses over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service life of the plan participants. Prior service costs, plan amendments and transition amounts are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

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

Earnings per share

Basic earnings per share is based on the weighted average number of common shares outstanding for the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents.

Stock-based compensation plans

Effective May 1, 2003, for new stock option compensation awards, the Company expenses stock option costs using the fair value method resulting in the recording of compensation expense based upon grade vesting of share options. During fiscal 2005 and 2004, the Company disclosed supplemental pro-forma net earnings and earnings per share information as if the fair value method of accounting was used for share options issued during fiscal 2003 (Note 20).

The Company uses the fair value method to account for specified stock-based compensation awards issued under the Company’s Stock Appreciation Rights Plan and Performance Units Plan (“SARs”) (Note 14). Compensation expense related to SARs is recognized, based on grade vesting, as the amount by which the quoted market value of the Company’s Class A subordinate voting shares on the Toronto Stock Exchange (“TSX”) exceeds the value as specified under the SARs plans.

Financial instruments

The Company periodically enters into derivative financial instruments such as foreign forward exchange contracts and equity forward price agreements to manage foreign exchange risks and stock price volatility. The Company does not enter into derivative instruments for trading or speculative purposes. To qualify for hedge accounting the financial instrument should be identified as a hedge of the item to which it relates and there should be reasonable assurance that it is and will continue to be an effective hedge. The Company’s policy is to formally assess and document, both at the hedge’s inception and on a quarterly basis, whether the hedging relationships have been highly effective over the period and if there have been any changes in the credit risk of the counterparty. Gains and losses on financial instruments designated as hedges of self-sustaining foreign operations are recorded in the foreign currency translation adjustment in shareholders’ equity. Gains and losses on financial instruments designated as cash flow or fair value hedges are recognized in earnings in the same period as the underlying transactions. Changes in the fair value of financial instruments not designated in hedge relationships are recognized in earnings immediately. Payments and receipts under the equity forward price agreement associated with the hedged units granted but unvested under the Company’s SARs plans are recognized as a deferred gain (loss) to be recorded as an offset to the related expense as the units grade vest.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Gains or losses associated with financial instruments that have been terminated or cease to be effective prior to maturity are deferred and recognized in earnings in the period in which the underlying hedged item is recognized. In the event a designated hedged item is sold, extinguished or matures prior to termination of the related financial instrument, gains or losses on such instrument are recognized in earnings in the current period.

3.	CHANGES IN ACCOUNTING POLICIES

Hedging Relationships

Effective May 1, 2004, the Company prospectively adopted Canadian Accounting Guideline 13 (“AcG-13”) with respect to hedging relationships as it relates to the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.

The Company also adopted at May 1, 2004, the Canadian Emerging Issues Committee Abstract 128 (“EIC-128”). Under EIC-128, if a derivative financial instrument is not part of a qualifying hedging relationship, the Company is required to record such instrument on the balance sheet at fair value, with changes in fair value recognized in current earnings. The Company did not apply AcG-13 or EIC-128 retroactively.

Stock-based compensation plans

Effective May 1, 2002, the Company retroactively adopted, without restatement of individual prior periods, the new Canadian accounting recommendations with respect to stock-based compensation. The recommendations require the use of a fair value based approach to account for specified stock-based compensation awards which include the Company’s SARs. The impact of adopting the new recommendations in fiscal 2003 related to the Company’s SARs granted prior to May 1, 2002 was a charge against May 1, 2002 opening retained earnings of $1.7 million.

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

Translation of foreign currencies

Effective May 1, 2002, the Company retroactively adopted, with restatement of individual prior periods, the new Canadian accounting recommendations with respect to foreign currency translation which conform substantially to U.S. GAAP. These recommendations require that unrealized exchange gains and losses on the translation of long-term debt that has not been designated as a hedge of the Company’s net investment in self-sustaining foreign operations be included in earnings immediately. The impact of adopting these new recommendations in fiscal 2003 was an increase in May 1, 2002 opening retained earnings of $0.2 million and an increase in fiscal 2003 pre-tax earnings of approximately $0.8 million.

4.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation. The most significant changes include:

(a)
The reclassification of $52.4 million of inventory at April 30, 2004 to property and equipment. This reclassification relates to certain inventory items on hand in the Company’s repair and overhaul segment that are intended to be used and capitalized with respect to future internal major component overhaul work;

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(b)
The reclassification in the consolidated statement of cash flows for the year ended April 30, 2004 of $56.9 million (2003 - $62.8 million) for the non-cash impact of the amortization of major components and redelivery obligation costs recorded as operating expense from helicopter components in investing activities to items not involving cash in operating activities. As well, deferred revenue and redelivery obligations now includes the reclassification of the current portion of redelivery obligations on leased aircraft. The long term portion of these obligations is included in other liabilities;

(c)
The comparative consolidated balance sheet, statements of earnings and cash flows have been reclassified to reflect the results of discontinued operations consistent with the current year’s presentation (Note 8); and

(d)
The reclassification of $6.0 million of cash at April 30, 2004 to other assets. This reclassification relates to certain cash that is subject to restrictions that prevent its use for current operating purposes.

5.	ACCOUNTING ESTIMATES AND MEASUREMENT UNCERTAINTY

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period the change occurs. The following are significant areas in which management makes significant accounting estimates:

(a)	Recoverability of pre-operating expenses

The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations. If operations perform below anticipated recoverable levels, the portion of pre-operating expenses that cannot be recovered is expensed immediately when known. As at April 30, 2003, the Company evaluated the recoverability from the related cash flows of future operations of the carrying value of pre-operating expenses. The Company determined that all $12.8 million of such costs related to the composites manufacturing business carried on by its wholly-owned subsidiary, CHC Composites Inc., should be written off and recorded as an asset impairment charge. At April 30, 2005, $6.5 million (2004 - $3.3 million; 2003 - $3.4 million) in unamortized pre-operating expenses related to new contract awards, which are expected to be recoverable from the related future cash flows of such contracts and the development of new businesses, are included in other assets on the balance sheet.

(b)	Flying asset amortization

Flying assets are comprised of airframes and components amortized on a straight-line basis over their estimated useful lives. Effective May 1, 2004, based on the Company’s review of its amortization policy with respect to aircraft airframes, the percentage of costs attributable to certain airframes has been decreased from 30% to 25-30% and the estimated useful life of such airframes has been increased from 15 years to 25 years. The effect of these accounting estimate changes has been accounted for prospectively in fiscal 2005, resulting in a decrease in amortization for the year ended April 30, 2005 of $3.8 million.

The helicopter airframes and components are inspected, repaired and overhauled at pre-specified intervals. Such costs are capitalized to flying assets. Helicopter airframe major inspection costs are amortized to amortization expense while component major inspections and repair and overhaul costs are amortized to direct costs. This requires the Company to estimate the period of expected future benefit for each type of component and inspection. Such estimates are based on mandated inspection and overhaul intervals and on previous experience and could vary materially from actual experience resulting in over- or under-amortization of capitalized costs.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(c)	Carrying value of flying assets

Based on independent appraisals, the appraised value of the Company’s flying assets exceeded the carrying value by $53.2 million and $102.3 million as at April 30, 2005 and 2004, respectively (both amounts unaudited). The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize flying assets. In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.

(d)	Defined benefit employee pension plans

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

(e)	Utilization of income tax losses

The Company has accumulated $91.9 million and $37.4 million in non-capital and capital tax losses, respectively, as at April 30, 2005. As detailed in Note 24, some of the non-capital losses expire between fiscal 2006 and 2015 and some carry forward indefinitely, while the capital losses carry forward indefinitely. The Company has determined that it is more likely than not that the benefit of all of these losses will be realized in the future and, accordingly, has recorded future tax assets of $35.0 million related to these losses. This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement routine tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period when such determination is made.

(f)	Aircraft operating leases

Upon entering into a new aircraft leasing arrangement, the Company evaluates whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating. Currently, all of the Company’s aircraft leases are classified and recorded as operating leases. One of the criteria in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease. In determining whether the present value at the beginning of the lease term of the minimum lease payments is less than 90% of the fair value of the leased aircraft, the Company includes in its minimum lease payments minimum rentals over the lease term (excluding any renewal options) and any guarantee by the Company of the residual value of the leased aircraft including junior loans, deferred payments, advance rentals, and asset value guarantees (Note 30).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

The second criteria evaluated is whether there is a bargain purchase option at the end of the lease compared to the estimated fair market value of the aircraft at that time. At the time of entering into a new aircraft leasing arrangement the Company obtains an independent appraisal from a helicopter valuation company of the estimated fair value of the aircraft at the beginning and end of the lease term. These appraisals involve the use of estimates on current and future condition of, and demand for, the particular aircraft type. Different valuation companies may calculate different appraisal values for the same aircraft based on different assumptions used. The third criteria evaluated is whether the lease term is greater than or equal to 75% of the economic life of the leased aircraft. The use of different estimates of fair market value and the economic life of the aircraft could result in different lease classification. The appraised value of the Company’s fleet of leased aircraft as at April 30, 2005 was approximately $569.3 million and $584.0 million at April 30, 2004 (both amounts unaudited).

Certain of the Company’s operating leases have junior loans, deferred payments and loans receivable due from the lessors. Under these lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the unamortized amount under the lease of the aircraft at that time, these amounts may be fully recoverable, otherwise the loans and deferred payments would not be recoverable. As at April 30, 2005 no allowance has been recorded on the loans and deferred payments as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease sufficient to recover these amounts.

(g)	Consolidation of variable interest entities (“VIE”s)

Under AcG-15, the Company is required to assess the variability of outcomes under each entity that is considered a VIE to determine whether the Company is the primary beneficiary of the VIE and would thus be required to consolidate the VIE. In performing this assessment, the Company is required to make a number of estimates including a range of possible asset values at the end of the lease term. In addition to developing a range of possible outcomes, the Company is required to assign a probability to each potential outcome. These estimates can significantly impact whether a particular VIE is required to be consolidated by the Company.

6.	FUNCTIONAL CURRENCY

Effective the fourth quarter of fiscal 2004 the Company determined that the U.S. dollar is the functional currency of its Vancouver, Canada-based international business unit based on the preponderance of transactions in that currency. This determination was based on an analysis of various cash flow indicators, sales price and sales market indicators, expense indicators, financing indicators and inter-company transaction indicators. The transition from the Canadian dollar to the U.S. dollar as the functional currency had a negligible impact on fiscal 2004 financial results.

7.	ACQUISITIONS

On August 17, 2004, the Company acquired 100% of the shares of Multifabs Survival Ltd. (“Multifabs”), an Aberdeen based company specializing in the production of cold water survival suits for military forces, emergency services and offshore oil and gas companies around the world. On September 23, 2004 the Company acquired 60% of the shares of Aero Turbine Support Ltd. (“ATSL”), an aircraft engine repair and overhaul company servicing General Electric CT58/T58 and Pratt & Whitney Canada PT6T turboshaft engines. On January 13, 2005 the Company also acquired the assets and capabilities of Coulson Aero Technologies Ltd. (“Coulson”), a British Columbia based helicopter component and turbine engine maintenance repair and overhaul (“MRO”) provider. The total purchase price to acquire these companies, assets, capabilities and associated contracts was $21.3 million, including the assumption of debt. These acquisitions were financed through existing operating facilities.

These acquisitions were accounted for using the purchase method with results of operations included in the consolidated financial statements from the acquisition dates. Under the purchase method of accounting, the total purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair market values as of the date of completion of the acquisitions as follows:

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

	ATSL & Coulson	Multifabs	Total
Cash	$860	$4	$864
Other current assets	1,780	4,730	6,510
Intangible assets (i)	1,040	6,092	7,132
Goodwill (ii)	1,079	7,782	8,861
Property and equipment	2,612	1,810	4,422
Current liabilities	(1,083)	(2,108)	(3,191)
Long-term debt	-	(2,498)	(2,498)
Other liabilities	-	(670)	(670)
Non-controlling interest	(240)	-	(240)
Future income tax liabilities	(337)	(2,005)	(2,342)
	$5,711	$13,137	$18,848

(i)
Of the $7.1 million of acquired intangible assets, $3.9 million was assigned to customer contracts and relationships, $2.3 million for patents and registered designs and $0.9 million to other intangibles. The intangible assets will be amortized on a straight-line basis over their estimated useful lives ranging from 4 - 10 years.

(ii)	Goodwill of $8.9 million is not expected to be deductible for tax purposes and is related to businesses included in the Repair and overhaul segment.

On February 16, 2004 the Company acquired 100% of the shares of Schreiner Aviation Group (“Schreiner”). Schreiner provides aviation services primarily to the offshore oil and gas industry in Europe and Africa. The total purchase price of €87.1 million or $143.9 million (inclusive of debt of €25.2 million or $41.5 million) was financed through an amendment of the Company’s senior credit facilities. This included acquisition costs of $1.7 million.

On March 5, 2004 the Company acquired 100% of the shares of Whirly Bird Services Limited (“Whirlybird”) in the U.K. The total purchase price of £2.1 million or $5.2 million was financed with cash. Whirlybird is a global supplier of survival suits and related helicopter passenger survival equipment operating out of the U.K.

These acquisitions were accounted for using the purchase method, with results of operations included in the consolidated financial statements from the acquisition dates. The purchase price was allocated based on the fair value of the net identifiable assets acquired as follows:

	Schreiner Aviation Group	Whirly Bird Services Limited	Total
Cash	$9,656	$394	$10,050
Other current assets	64,894	5,789	70,683
Intangible assets	4,913	-	4,913
Property and equipment	111,495	1,688	113,183
Investments	23,090	12	23,102
Future income tax assets	34,319	-	34,319
Current liabilities	(61,486)	(956)	(62,442)
Unfavourable contract credits	(22,026)	-	(22,026)
Long-term debt	(44,432)	(816)	(45,248)
Other liabilities	(17,273)	-	(17,273)
Non-controlling interest	(752)	-	(752)
Future income tax liabilities	-	(919)	(919)
	$102,398	$5,192	$107,590

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

8.	DISCONTINUED OPERATIONS

During the year the Company sold two non-core components of the Schreiner business segment legally operating as Schreiner Canada Ltd. (“Schreiner Canada”) and Schreiner Aircraft Maintenance B.V. (“SAMCO”) and realized a net gain on sale of $8.6 million.

The potential sale of the remaining business held for sale, CHC Composites Inc. (“Composites”), to any potential acquirer will be contingent on the acceptance of certain terms and conditions by the Government of Newfoundland and Labrador. The sale of Composites has not yet been consummated and therefore the disposal has not been reflected in these statements nor have the long-term assets and liabilities of this business been reclassified as current at April 30, 2005. The assets and liabilities of this business were measured using discounted future cash flows at the lower of their carrying amounts and their estimated fair value less costs to sell. As a result, a fair value adjustment of $14.3 million was recorded in the current fiscal year and allocated to property and equipment ($11.4 million) and other long-term assets ($2.9 million) of this business. This fair value estimate is subject to adjustment as the sale of this remaining business is consummated or as assumptions used in the valuation change.

The fair value adjustment on Composites and the gain on sale of Schreiner Canada and SAMCO have been recorded in results from discontinued operations along with operating results from these discontinued businesses. Operating results from discontinued businesses include imputed interest on debt assumed by the buyer or required to be repaid as a result of the disposal transactions.

The following tables present the consolidated balance sheets and consolidated statements of earnings of the discontinued operations included in the consolidated financial statements:

	As at April 30,
	2005	2004
Assets
Receivables	$5,455	$10,138
Future income tax assets	-	6,139
Inventory	6,804	11,782
Prepaid expenses	398	878
	12,657	28,937
Property and equipment, net	3,495	18,789
Intangible assets	-	4,678
Future income tax assets	-	3,046
Total assets of discontinued operations	16,152	55,450
Liabilities
Payables and accruals	2,153	23,856
Other liabilities	3,493	4,172
Future income tax liabilities	-	1,708
Total liabilities of discontinued operations	5,646	29,736
Net assets of discontinued operations	$10,506	$25,714

	Year Ended April 30,
	2005	2004	2003
Revenue	$21,641	$13,637	$6,426
Operating loss	$(19,083)	$(3,377)	$(5,623)
Net loss from discontinued operations (i)	$(11,019)	$(2,574)	$(14,297)

(i)	Includes a net gain on disposal of $8.6 million and a fair value adjustment of $14.3 million for the current fiscal year.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

9.	CASH AND CASH EQUIVALENTS

At April 30, 2005 cash includes funds restricted for current taxes withheld and payable and other current obligations totalling $6.8 million (2004 - $7.8 million).

10.	PROPERTY AND EQUIPMENT

The capital cost and related accumulated amortization of the Company’s flying assets, facilities and equipment are as follows:

	Cost	Accumulated Amortization	Net Book Value
2005
Flying Assets	$833,433	$93,535	$739,898
Facilities	103,065	42,264	60,801
Equipment	113,767	63,256	50,511
	$1,050,265	$199,055	$851,210
2004
Flying Assets	$782,167	$137,827	$644,340
Facilities	90,463	31,599	58,864
Equipment	74,489	43,288	31,201
	$947,119	$212,714	$734,405

Flying assets includes $53.2 million as at April 30, 2005 (2004 - $52.4 million) related to certain inventory items intended to be used and capitalized with respect to future internal major component overhaul work.

Facilities cost of $103.1 million, as at April 30, 2005, includes $3.4 million related to the capitalization of a building for the corporate head office under construction in Vancouver, Canada.

Operating expenses include the amortization of major component repair and overhaul costs of $63.3 million (2004 - $56.9 million; 2003 - $114.3 million) while related actual expenditures for such costs during the year were $63.3 million (2004 - $59.0 million; 2003 - $110.3 million). Amortization of remaining property and equipment, which has been recorded as amortization expense, totalled $30.1 million in fiscal 2005 (2004 - $22.1 million; 2003 - $20.5 million).

11.	INVESTMENTS

	2005	2004
Long-term investments, at equity
Canadian Helicopters Limited (2005 - 41.75%, 2004 - 42.75%)	$11,611	$9,262
Inversiones Aereas S.L. (“Inaer”) (2005 - 38%, 2004 - 38%)	20,776	19,100
Luchthaven Den Helder C.V. (2005 - 50%, 2004 - 50%)	4,140	3,834
Long-term investments, at cost
Canadian Helicopters Limited, preferred shares	15,000	15,000
Other	7,279	1,046
	$58,806	$48,242

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

12.	INTANGIBLE ASSETS

	2005	2004
Customer contracts and relationships, less accumulated amortization of $0.3 million (2004 - $nil)	$3,666	$-
Patents and registered designs, less accumulated amortization of $0.2 million (2004 - $nil)	2,071	-
Other, less accumulated amortization of $0.1 million (2004 - $nil)	762	-
	$6,499	$-

The intangible assets were acquired as part of the acquisitions of ATSL, Coulson and Multifabs (Note 7). Current year amortization expense is equal to the accumulated amortization.

13.	OTHER ASSETS

	2005	2004
Prepaid pension costs (i)	$104,816	$90,153
Advance rentals (ii)	23,168	17,983
Aircraft operating lease junior loans (iii)	15,052	16,015
Deferred financing costs, less accumulated amortization of $2.9 million (April 30, 2004 - $3.5 million) (iv)	8,261	13,072
Loans receivable (v)	11,990	7,736
Pre-operating expenses (vi)	6,530	3,254
Aircraft deposits (vii)	42,975	14,544
Norway public pension scheme prepayments	6,993	5,556
Restricted cash (viii)	15,083	9,813
Other	148	767
	$235,016	$178,893

(i)
Prepaid pension costs represent accumulated contributions paid by the Company into its defined benefit employee pension plans in excess of the accumulated current and prior years’ benefit pension expense (Note 32).

(ii)
The advance rentals are up-front rental payments made on aircraft leased under operating leases. These rentals are being amortized over the related lease terms. Under the terms of certain of the lease agreements, if the lessor procures a buyer for the aircraft at the end of the lease term for proceeds greater than the estimated residual value of the aircraft at termination of the leases, the advance rental payments may be fully recovered by the Company. The Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these advance rentals.

(iii)
The aircraft junior loans are loans with lessors for the financing of 13 aircraft under operating leases as at April 30, 2005. Such loans bear interest at 5.2% to 8.0% (2004 - 5.15% to 7.9%) with principal and accrued interest due at maturity. These loans mature between 2006 and 2009. As at April 30, 2005, no allowance has been recorded on these loans as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these loans.

(iv)
Deferred financing costs (net of accumulated amortization) at April 30, 2005 include $12.8 million (2004 - $11.2 million) in legal, bank and other fees directly related to long-term financing activities net of $4.5 million of debt premium (2004 - $nil) related to the Company’s U.S. dollar denominated senior subordinated notes. The 2004 amount also includes $1.9 million of debt discount related to the Company’s euro denominated senior subordinated notes. These costs are being amortized to financing charges over the term of the related debt obligations with $3.0 million amortized in fiscal 2005 (2004 - $3.5 million; 2003 - $3.2 million). In addition, during the fiscal year ended April 30, 2005 $1.0 million in deferred financing costs were written off upon the settlement of certain debt obligations (2004 - $6.2 million; 2003 - $3.1 million) (Note 17).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(v)
The loans receivable are loans with lessors for the financing of 19 aircraft under operating leases as at April 30, 2005. Such loans mature between 2010 and 2013 at the end of the lease terms. As at April 30, 2005, no allowance has been recorded on these loans as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these loans.

(vi)
The pre-operating expense balance as of April 30, 2005 consists of costs incurred in the start-up phase of new contract awards and new businesses. These costs are being amortized on a straight-line basis over the lesser of five years or the terms of the related contracts from one to five years. The Company has determined that the pre-operating expenses are recoverable from future cash flows to be generated from the contracts and new businesses.

During the fiscal year ended April 30, 2005, the Company expensed $2.7 million (2004 - $1.6 million; 2003 - $2.5 million) related to the amortization of pre-operating expenses.

(vii)	Aircraft deposits are paid to manufacturers to secure deliveries at future dates, as described in Note 28.

(viii)
The restricted cash balance consists of cash that is subject to restrictions that prevent its use for current purposes, primarily cash that the Company’s reinsurance subsidiary must retain to fund its required claims reserves, cash held by the bank for the SARs hedge and deposits held as security for guarantees and bid bonds.

14.	STOCK APPRECIATION RIGHTS AND PERFORMANCE UNITS

At April 30, 2005 the Company had 209,334 (2004 - 144,000) stock appreciation rights vested and unexercised at reference prices ranging from $2.93 to $16.50 per unit. At the date of exercise, cash payments are made to the holders based on the difference between the market value of the Company’s Class A subordinate voting shares on the TSX and the reference price. The Company also had an additional 586,666 units that had been granted but not vested at April 30, 2005 (2004 - 220,000) at reference prices ranging from $13.70 to $24.55. It is anticipated that these units will vest from fiscal 2006 to 2008. The units granted in fiscal 2005 under the stock appreciation rights plan vest equally over a three-year period with one-third vesting on each of the three subsequent anniversary dates. All 2004 figures related to stock appreciation rights have been restated to reflect the April 2005 stock split (Note 19).

Stock appreciation rights granted by the Company must be exercised within 10 years of the date of grant. The stock appreciation rights that vested in fiscal 2005 have expiry dates ranging from fiscal 2011 to 2015.

At April 30, 2005 the Company had 80,616 (2004 - 75,245) performance units vested and unexercised at reference prices ranging from $4.30 to $26.11 per unit. At the date of exercise, cash payments are made to the holders based on the difference between double the market value of the Company’s Class A subordinate voting shares on the TSX and the reference price. The payments are made based on double the market value of the shares in order to compensate for the April 2005 stock split since all of the performance units outstanding at April 30, 2005 were issued prior to the stock split. The Company also had an additional 34,876 performance units that had been granted but not vested at April 30, 2005 (2004 - 173,046) at a reference price of $26.11. The performance units vest annually if the financial performance of certain of the Company’s operating divisions meets or exceeds pre-determined financial benchmarks.

Performance units granted by the Company must be exercised within 10 years of the date of grant. The performance units that have vested at April 30, 2005 have expiry dates ranging from fiscal 2011 to 2015.

Compensation recovery with the inclusion of the associated hedging instrument in respect of SARs for the year ended April 30, 2005 was $2.9 million (2004 - $2.4 million; 2003 - expense of $5.0 million). At April 30, 2005 the Company’s current liability with respect to SARs was $10.4 million (2004 - $5.3 million).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

15.	Debt obligations

(a)	Long-term debt

Interest rates	Principal repayment terms	Maturity dates	2005	2004
Senior credit facilities
Non-revolving credit facilities
GBP LIBOR + 1.125% (2004 - 1.125%)	Quarterly and at maturity	December 2009	$16,420	$20,122
Euro LIBOR + 1.125% (2004 - 1.125%)	Quarterly and at maturity	December 2009	96,617	112,626

Revolving credit facility
CAD B.A. + 1.125% (2004 - 1.125%)	At maturity	December 2007	-	6,925

Other term loans
12% unsecured, subordinated, convertible note (Note 33)	At maturity	January 2008	4,551	4,426
5.75%	At maturity	January 2008	1,121	1,056
U.K. Base rate + 1.75%	Monthly	June 2007	1,916	-
U.K. Base rate + 2%	Monthly	October 2010	719	1,032
Non-interest bearing	Monthly	December 2010	719	950
Non-interest bearing	At maturity	December 2010	1,905	1,928
Non-interest bearing	Semi-annually	April 2009	387	399
Total long-term debt			124,355	149,464
Less: current portion			(26,812)	(16,159)
			$97,543	$133,305

The applicable variable interest rates were: 30-day GBP LIBOR - 4.87% (2004 - 4.25%), 30-day Euro LIBOR - 2.10% (2004 - 2.06%), 30-day CAD B.A. - 2.56% (2004 - 2.07%) and 30-day U.K. base rate 4.75% (2004 - 6%).

The terms of certain of the Company’s debt agreements and helicopter lease agreements impose operating and financial limitations on the Company. Such agreements limit the extent to which the Company may, among other things, incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments. During the years ended April 30, 2005 and 2004 the Company was in compliance with all material covenants and other conditions imposed by its debt and helicopter lease agreements.

During the year the Company agreed to the terms of revised senior credit facilities to replace the existing facilities that were due to mature in July 2005. The new senior facilities consist of a revolving facility of U.S. $175.0 million, a revolving facility of £ 6.8 million, a non-revolving facility of € 66.1 million and a non-revolving facility of £ 7.6 million. The terms of the revised senior credit facilities provide for increased flexibility in both financial and non-financial covenants, extension of the maturity dates for periods of three to five years, lower interest rates and increased borrowing limits.

In March 2005, with partial proceeds from the Company’s U.S. $150.0 million ($188.5 million) 7 3/8% senior subordinated notes due 2014, the Company repaid $162.4 million of its senior credit facilities.

In February 2004 the Company acquired Schreiner through an amendment of the Company’s senior credit facilities resulting in the issuance of €93.6 million or $154.7 million of non-revolving debt under such senior credit facilities.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

In April 2004, with partial proceeds from the Company’s U.S.$250.0 million ($342.7 million) 7 3/8% senior subordinated notes due in 2014, the Company repaid £32.7 million ($78.7 million) and €25.0 million ($40.3 million) of its senior credit facilities as well as NOK 123.5 million ($24.3 million) of its 7% term loan.

Collateral

As collateral for the senior credit facilities, the Company has provided a $750.0 million debenture, providing a fixed charge over all material freehold and leasehold real property and all aircraft, a floating charge over all other property and a general assignment of book debts. As collateral for the U.K. term loans, the Company has provided specific charges on owned and leasehold property with a net book value of $1.3 million as at April 30, 2005 (2004 - $1.4 million).

(b)	Senior subordinated notes

The U.S. $400.0 million (2004 - U.S.$250.0 million) ($502.8 million at April 30, 2005; $342.7 million at April 30, 2004) senior subordinated notes bear interest at 7 3/8% per annum (“the 7 3/8% notes”), payable semi-annually on May 1 and November 1, and are due May 1, 2014.

The 7 3/8% notes are unsecured senior subordinated obligations and are subordinated to all of the Company’s existing and future senior indebtedness, including borrowings under the Company’s senior credit facility. The notes will rank equally with the Company’s existing and future senior subordinated indebtedness and rank senior to all of the Company’s existing and future subordinated indebtedness. Each of the Company’s subsidiaries which guarantees borrowings under the Company’s senior credit facility jointly and severally guarantee the 7 3/8% notes on an unsecured senior subordinated basis. The Company’s subsidiaries incorporated in Norway and Denmark do not guarantee the notes or the senior credit facilities. Each subsidiary guarantee is an unsecured senior subordinated obligation of, and will rank equally with, all of the existing and future senior subordinated obligations of such guarantor. The 7 3/8% notes and the subsidiary guarantees are subordinated to all existing and future secured indebtedness of the Company and the subsidiary guarantors to the extent of the value of the assets securing such indebtedness.

The Company may redeem all or a part of the 7 3/8% notes on or prior to May 1, 2009 by paying 100% of the principal amount of the notes plus a make-whole premium. Thereafter, the Company may redeem in whole or in part the 7 3/8% notes at any time at a redemption price ranging from 100% to 103.688% of the principal amount of the senior subordinated notes being redeemed. In addition, at any time before May 1, 2007, the Company may redeem up to 35% of the aggregate principal amount of the 7 3/8% notes with the net proceeds of equity offerings at 107.375% of the principal amount of the notes, plus accrued interest, if at least 65% of the originally issued aggregate principal amount of the notes remains outstanding. The Company may also redeem all of the notes at 100% of their principal amount plus accrued interest if at any time the Company becomes obligated to pay withholding taxes on interest payments on the 7 3/8% notes as a result of a change in law. Upon the occurrence of certain change of control events, the Company will be required to make an offer to repurchase all of the notes.

In May and July 2004 the Company redeemed €1.0 million or approximately $1.8 million and €5.9 million or approximately $9.7 million, respectively, of its remaining 11¾% senior subordinated notes. In April 2004 with partial proceeds from the Company’s 7 3/8% note issue, €87.3 million ($140.6 million) representing 60% of the original principal amount of its 11¾% notes was redeemed.

(c)	Subordinated debentures

In June 2004 the Company redeemed the remaining $10.4 million of its 8% subordinated debentures.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(d)	Foreign currency

Total debt obligations denominated in foreign currencies and the Canadian dollar equivalent are as follows:

	2005			2004
	Debt in original currency		Canadian equivalent	Debt in original currency		Canadian equivalent
Euro		€59,739	$97,004		€75,825	$124,497
Pound sterling		£9,189	22,081		£9,927	24,137
U.S. dollar	USD	400,000	502,760	USD	250,000	342,675
			$621,845			$491,309

(e)	Financing charges

	2005	2004	2003
Interest on debt obligations	$32,945	$30,636	$30,781
Amortization of deferred financing costs	3,176	3,538	3,222
Foreign exchange (gain) loss from operating activities and working capital revaluations	(3,085)	5,522	3,337
Foreign exchange loss (gain) on debt repayment	586	(1,799)	(1,294)
Foreign exchange loss (gain) on revaluation of long-term debt	1,299	(5)	(770)
Foreign exchange gain on settlement of foreign currency agreement	-	(9,781)	-
Interest income	(464)	(1,364)	(4,351)
Other interest and banking expenses	2,663	2,207	3,605
	$37,120	$28,954	$34,530

(f)	Current portion of debt obligations

	2005	2004
The current portion of debt obligations is as follows:
Long-term debt	$26,812	$16,159
Senior subordinated notes	-	11,472
Subordinated debentures	-	10,415
	$26,812	$38,046

(g)	Repayment requirements

Principal repayment requirements related to the total debt obligations over the next five years are as follows:

2006	$26,812
2007	26,613
2008	31,118
2009	25,206
2010	12,652

16.	RESTRUCTURING COSTS

During the year the Company completed a thorough examination of its operations and organizational structure with a view to strengthening and standardizing the Company’s operations, lowering overhead costs and securing its leadership position well into the future. As a result, the Company has relocated its head office to Vancouver, Canada and is consolidating all its current operations into three new operating divisions, Global operations, European operations and Heli-One.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

During the year ended April 30, 2005 the Company expensed costs of $17.6 million in connection with restructuring activities. These restructuring costs related to general organization planning, relocation of the Company’s head office to Vancouver, Canada and additional restructuring activities. Restructuring costs were comprised of severance, termination, relocation, planning, consulting and benefit adjustments. Of the $17.6 million incurred to date, $9.1 million relates to severance and termination costs, including a pension curtailment gain of $2.9 million.

Additional costs are expected to be expensed in relation to these restructuring initiatives with the majority of future costs relating to termination, severance, consulting and other costs. The timing and final amount of these additional costs are dependent on a number of factors that are not yet known or determinable.

During the year ended April 30, 2004 the Company incurred restructuring costs of $9.2 million in connection with the consolidation of its European operations and other related activities. Restructuring costs were comprised of termination benefits, professional fees, travel costs and other incremental costs directly associated with the restructuring activities. Of this $9.2 million restructuring costs, $6.7 million was termination benefits paid to terminated employees.

The following table provides a reconciliation of the Company’s restructuring cost accrual for the years ended April 30:

	2005	2004	2003
Restructuring accrual, beginning of year	$1,833	$-	$-
Restructuring cost expensed during the year	17,612	9,181	-
Restructuring cost paid during the year	(11,767)	(7,348)	-
Restructuring accrual, end of year	$7,678	$1,833	$-

17.	DEBT SETTLEMENT COSTS

During the year ended April 30, 2005 the Company expensed $2.0 million of debt settlement costs in connection with a senior credit facility revision and the redemption of its remaining 11¾% senior subordinated notes and the remaining 8% subordinated debentures (Notes 15(b) and 15(c)).

During the year ended April 30, 2004 the Company expensed $19.7 million of debt settlement costs in connection with the retirement, in April 2004, of $140.6 million (€87.3 million) of its 11¾% notes (Note 15(b)) and $143.3 million in senior credit facilities and term loans (Note 15(a)). During the year ended April 30, 2003 the Company expensed $12.5 million of debt settlement costs in connection with the retirement, in May 2002, of $71.6 million (€50.8 million) (35% of the original principal amount) of its 11¾% notes (Note 15(b)). The debt settlement costs expensed in the current and prior fiscal years were comprised of premiums, professional fees, write-off of deferred financing costs and other incremental costs directly associated with debt settlement activities.

18.	OTHER LIABILITIES

	2005	2004
Deferred revenue and redelivery obligations (i)	$25,931	$25,804
Deferred government assistance (ii)	-	210
Accrued pension obligation (iii)	35,504	38,315
Deferred gains on sale-leasebacks of aircraft (iv)	53,690	57,887
Deferred gain on SARs hedge (v)	1,783	-
Insurance claims accrual (vi)	10,864	9,337
Unfavourable contract credits (vii)	14,207	20,926
Non-controlling interest (viii)	528	740
	$142,507	$153,219

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(i)
Deferred revenue at April 30, 2005 includes $8.0 million (2004 - $12.4 million) of billings to customers for repair and overhaul services to be performed in future periods under power-by-the-hour contracts. A significant number of the Company’s repair and overhaul contracts require customers to pay for services on an hourly flying basis. A portion of this power-by-the-hour revenue is recognized on a monthly basis to reflect ongoing services being provided, with the current balance deferred and included in deferred revenue and redelivery obligations and the long-term balance deferred in other liabilities to be recognized in earnings when the services are performed. Redelivery obligations are obligations that arise under the terms of the Company’s operating lease agreements, which specify that an aircraft must be returned with major components in substantially the same condition as at the inception of the lease. At April 30, 2005 the Company had provided $17.9 million (2004 - $13.4 million) in respect of the long-term portion of these obligations, the current portion is included in deferred revenue and redelivery obligations.

(ii)
The Government of the Netherlands provided Schreiner with financial assistance for the development of avionics for a new helicopter program. The assistance is not repayable and has been offset against operating costs on completion of the development phase of this program. At April 30, 2005 government assistance of $nil million (2004 - $0.2 million) relating to development costs was deferred in other liabilities.

(iii)
The Company has entered into unfunded supplementary retirement pension plan agreements in Canada with certain of its executives. The accrued benefit obligation included in other liabilities related to this plan at April 30, 2005 was $20.4 million (2004 - $16.1 million). The Company also has an unfunded early retirement pension plan in Norway. The accrued pension obligation related to this unfunded plan and related amounts included in other liabilities at April 30, 2005 was $5.3 million (2004 - $4.8 million). Included in the accrued pension obligation at April 30, 2005 was $9.8 million (2004 - $17.4 million) related to funded defined benefit pension plans in the Netherlands that had a funding deficit upon acquisition on February 16, 2004 (Note 32).

(iv)
The deferred gains arising from certain aircraft sale-leaseback and lease-out lease-in transactions are being amortized over the lease terms. The Company has disposed of aircraft at amounts greater than book value resulting in deferred gains of $4.5 million for the year. Deferred gain amortization of $7.1 million (2004 - $5.0 million; 2003 - $1.8 million) was recorded as a reduction of operating lease expense during the year. On certain leases a portion of the proceeds are deferred as part of the sale-leaseback transaction agreement and have been netted against the deferred gains for the purpose of calculating the amount of the gain to be amortized. Under these lease agreements, if the aircraft are sold by the lessors at the termination of the leases for proceeds greater than the unamortized amount under the lease for such aircraft, the deferred payments may be fully payable to the Company and recorded as a gain at that time.

(v)	The deferred gain on the SARs hedge is related to the Company’s hedge of the unvested units. The gain will be recognized as these units grade vest.

(vi)
The insurance claims accrual relates solely to the Company’s reinsurance subsidiary, CHC Reinsurance S.A. The amount represents reinsurance premiums received but unearned, accruals for losses that have been reported but not yet paid and accruals for losses that have been incurred but not yet reported. The reinsurance subsidiary reinsures death and disability benefits and loss of license insurance for the Company’s Norwegian helicopter and repair and overhaul operations and for certain other external parties.

(vii)
As part of the acquisition of Schreiner, the Company valued the long-term contracts of Schreiner and recorded unfavourable contract credits for those contracts for which the return is below market. The unfavourable contract credits are being amortized over the term of the contract, for a maximum of five years, on a declining balance basis. During the year amortization of these unfavourable contract credits of $6.7 million (2004 -$0.9 million) was recorded as a reduction of operating expenses.

(viii)
As at April 30, 2005 there was a non-controlling shareholder interest of 40% in ATSL. The 20% non-controlling interest of Schreiner Components B.V. at April 30, 2004 was purchased by the Company in May, 2004.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

19.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Capital stock

Authorized:
Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A subordinate voting shares, no par value
Class B multiple voting shares, no par value
Ordinary shares, no par value

Issued:
	Number of Shares			Consideration
	2005	2004	2003	2005	2004	2003
Class A subordinate voting shares	36,833	36,756	35,836	$222,727	$221,532	$218,147
Class B multiple voting shares	5,866	5,877	5,907	18,431	18,719	18,815
Ordinary shares	22,000	22,000	22,000	33,000	33,000	33,000
Ordinary share loan	-	-	-	(33,000)	(33,000)	(33,000)
Class A subordinate voting employee share purchase loans				(1,689)	(1,823)	-
				$239,469	$238,428	$236,962
Contributed surplus				$3,291	$3,291	$3,291

Class A subordinate voting shares that would be
issued upon conversion of the following:

	2005	2004	2003
Class B multiple voting shares	5,866	5,877	5,907
Share options (Note 20)	2,815	2,850	3,992
Convertible debt (Notes 15 and 33)	1,379	1,379	1,379

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Capital stock transactions

Number of shares	Class A subordinate voting shares	Class B multiple voting shares	Ordinary shares
Balance, April 30, 2002	35,378	5,953	22,000

Shares issued to employees for cash
Share option plan	182	-	-
Share purchase plan	20	-	-
Share conversions	46	(46)	-
Conversion of 5.75% convertible promissory note	210	-	-
Balance, April 30, 2003	35,836	5,907	22,000

Shares issued to employees for cash
Share option plan	874	-	-
Share purchase plan	16	-	-
Share conversions	30	(30)	-
Balance, April 30, 2004	36,756	5,877	22,000

Share issued to employees for cash
Share option plan	55	-	-
Share purchase plan	11	-	-
Share conversions	11	(11)	-
Balance, April 30, 2005	36,833	5,866	22,000

Stated value	Class A subordinate voting shares	Class B multiple voting shares	Contributed surplus
Balance, April 30, 2002	$216,978	$19,029	$3,291

Equity offering costs	(130)	-	-
Shares issued to employees for cash
Share option plan	449	-	-
Share purchase plan	246	-	-
Share conversions	214	(214)	-
Conversion of 5.75% convertible promissory note	390	-	-
Balance, April 30, 2003	$218,147	$18,815	$3,291

Shares issued to employees for cash
Share option plan	3,083	-	-
Share purchase plan	206	-	-
Share conversions	96	(96)	-
Balance, April 30, 2004	221,532	18,719	3,291

Shares issued to employees for cash
Share option plan	668	-	-
Share purchase plan	239	-	-
Share conversions	288	(288)	-
Balance, April 30, 2005	$222,727	$18,431	$3,291

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

At a special meeting of shareholders on March 28, 2005, the shareholders approved the subdivision of the Company’s issued and unissued Class A subordinate voting shares, Class B multiple voting shares and ordinary shares all on a two for one basis. The Class A subordinate voting shares and Class B multiple voting shares listed on the TSX commenced trading on a post-split basis on April 12, 2005. Class A subordinate voting shares listed on the New York Stock Exchange began trading on a post-split basis on April 19, 2005. All balances have been restated to reflect the stock split.

During the year ended April 30, 2004 the Company adopted without restatement of comparative figures the Canadian Emerging Issues Committee Abstract 132, Share Purchase Financing (“EIC-132”). Under EIC-132, share purchase loans receivable are to be deducted from shareholders’ equity if such loans are not in accordance with current arm’s length market terms and conditions including interest rate, terms of interest payments and principal repayments and adequacy of security. The Company’s Class A subordinate voting employee share purchase loans are non-interest bearing, full recourse loans and have as collateral a pledge of the related shares purchased with a fair market value of $19.1 million as at April 30, 2005. As a result, the employee share purchase loans of $1.7 million on April 30, 2005 (2004 - $1.8 million) are deducted from shareholders’ equity. Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary. Upon termination of employment, the loans are required to be repaid within 60 days.

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

The Company has issued 22,000,000 ordinary shares to a company owned by its majority shareholder for subscriptions of $33.0 million. Concurrently, to fund the subscriptions for the ordinary shares, the Company made a non-interest bearing loan to the purchaser, payable on demand and the Company has a lien on the ordinary shares issued. The ordinary shares entitle the holder thereof to (i) one vote for every 10 ordinary shares held; (ii) dividends equivalent on a per share basis to any dividend paid on the Company’s Class A subordinate voting shares and Class B multiple voting shares, subject to prior minority shareholder approval; and (iii) receive a share of the residual of the Company, on a liquidation or winding-up, equal, on a share for share basis, to the amount received by a holder of a Class A subordinate voting share or a Class B multiple voting share. The ordinary shares are redeemable at the option of the Company at the subscription price thereof in certain circumstances (Note 25).

Declaration of dividends is restricted by covenants contained in certain of the Company’s debt agreements. The payment of dividends during fiscal 2005 at $0.30 (2004 - $0.25; 2003 - $0.10) per participating voting share totalling $12.8 million (2004 - $10.5 million; 2003 - $4.0 million) was in compliance with these covenants.

20.	SHARE OPTION PLAN

Effective May 1, 2003, the Company began expensing stock-option awards using the fair value method. This accounting change was applied prospectively in fiscal 2004 relating to stock options issued on or after May 1, 2003. There was no impact on the financial results for fiscal 2005 or fiscal 2004 as a result of adopting this accounting policy change as no new stock options have been granted since May 1, 2003.

The table below presents pro-forma net earnings, basic earnings per share and diluted earnings per share had the fair value method been used to account for share options. These pro-forma disclosures pertain to stock options granted in fiscal 2003 upon adoption of the new stock-based compensation standards on May 1, 2002. There was no impact on the pro-forma earnings for the year ended April 30, 2005 as all share options granted had vested as at April 2004.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

	2005	2004	2003
Net earnings
As reported	$62,559	$63,676	$65,465
Stock-based employee compensation expense determined under fair value based method	-	(477)	(5,188)
Pro-forma	$62,559	$63,199	$60,277
Basic earnings per share
As reported	$1.49	$1.54	$1.58
Pro-forma	1.49	1.53	1.46

Diluted earnings per share
As reported	$1.37	$1.41	$1.46
Pro-forma	1.37	1.40	1.35

The Black-Scholes option pricing model was used to fair value the options using the following estimates and assumptions:

Expected life	5 years
Expected dividend yield	0.6%
Risk-free interest rate	5%
Stock volatility	40%

As at April 30, 2005 total outstanding options were 1,407,672 (2004 - 1,425,272; 2003 - 1,995,706). At April 30, 2005 all of the share options outstanding were exercisable (2004 -1,266,850; 2003 - 1,607,206). The weighted average exercise price of the total outstanding options at April 30, 2005 was $14.25 compared to $14.40 and $13.86 at April 30, 2004 and April 30, 2003, respectively. Each option is convertible into two Class A subordinate voting shares to reflect the April 2005 two-for-one stock split.

A summary of recent share option activities is as follows:

2005
	Number of options - Exercise price range $3.10 - $4.30	Weighted average exercise price	Number of options - Exercise price range $7.35 - $9.00	Weighted average exercise price	Number of options - Exercise price range $26.11 - $30.70	Weighted average exercise price	Total number of options	Total weighted average exercise price
Class A subordinate voting share options
Beginning of year	485	$4.28	470	$8.96	470	$30.27	1,425	$14.40
Exercised	-	-	-	-	(18)	26.11	(18)	26.11
End of year	485	$4.28	470	$8.96	452	$30.44	1,407	$14.25
Weighted average contractual life of options outstanding	3.5 years		2.4 years		7.0 years		4.3 years

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2004
	Number of options - Exercise price range $3.10 - $4.30	Weighted average exercise price	Number of options - Exercise price range $7.35 - $9.00	Weighted average exercise price	Number of options - Exercise price range $26.11 - $30.70	Weighted average exercise price	Total number of options	Total weighted average exercise price
Class A subordinate voting share options
Beginning of year	846	$4.15	490	$8.97	660	$29.93	1,996	$13.86
Forfeited	-	-	-	-	(39)	29.92	(39)	29.92
Expired	-	-	-	-	(95)	30.54	(95)	30.54
Exercised	(361)	3.97	(20)	9.00	(56)	26.11	(437)	7.06
End of year	485	$4.28	470	$8.96	470	$30.27	1,425	$14.40
Weighted average contractual life of options outstanding	4.5 years		3.4 years		8.0 years		5.3 years

2003
	Number of options - Exercise price range $1.10 - $1.38	Weighted average exercise price	Number of options - Exercise price range $3.10 - $4.30	Weighted average exercise price	Number of options - Exercise price range $7.35 - $9.00	Weighted average exercise price	Number of options - Exercise price range $26.11 - $30.70	Weighted average exercise price	Total number of options	Total weighted average exercise price
Class A subordinate voting share options
Beginning of year	11	$1.12	906	$4.16	510	$8.97	-	$-	1,427	$5.86
Granted	-	-	-	-	-	-	670	29.88	670	29.88
Expired	-	-	-	-	-	-	(10)	26.11	(10)	26.11
Exercised	(11)	1.12	(60)	4.28	(20)	9.00	-	-	(91)	4.95
End of year	-	$-	846	$4.15	490	$8.97	660	$29.93	1,996	$13.86
Weighted average contractual life of options outstanding	-		5.7 years		4.4 years		9.0 years		6.5 years

21.	SUPPLEMENTAL CASH FLOW INFORMATION

	2005	2004	2003
Cash interest paid	$24,252	$35,875	$37,525
Cash taxes paid	$11,225	$8,486	$10,215

The adjustment to net earnings related to future income taxes to arrive at cash flow on the statements of cash flows is calculated as the income tax (provision) recovery adjusted for cash taxes paid. Accordingly, it includes the impact of changes in current as well as long-term income tax assets and liabilities.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

22.	FOREIGN CURRENCY

Foreign currency translation adjustment

	2005	2004	2003
Balance, beginning of year	$(9,873)	$(3,884)	$(24,006)
Translation adjustment during year	(6,508)	(5,989)	20,122
Balance, end of year	$(16,381)	$(9,873)	$(3,884)

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

As at April 30, 2005 the Company had designated its new U.S.$150.0 million ($188.5 million) 7 3/8% senior subordinated note issue as a hedge of the Company’s net investments as follows (i) U.S.$40.0 million designated as a hedge of the net investment in the Company’s self-sustaining operations in Canada whose functional currency is the U.S. dollar and (ii) an aggregate of U.S.$110.0 million converted to Norwegian kroner via forward foreign exchange agreements designated as hedges of the net investment in the Company’s self-sustaining Norwegian operations. As at April 30, 2005 and 2004 the Company had also designated its U.S.$250.0 million ($314.2 million at April 30, 2005; $342.7 million at April 30, 2004) 7 3/8% senior subordinated note issue as a hedge of the Company’s various net investments as follows: (i) U.S.$100.0 million designated as a hedge of the net investment in the Company’s self-sustaining operations in Canada whose functional currency is the U.S. dollar, (ii) U.S.$93.5 million converted to pound sterling via a forward foreign exchange agreement designated as a hedge of the net investment in the Company’s self-sustaining operations in the U.K., (iii) U.S.$29.7 million converted to euro via a forward foreign exchange agreement designated as a hedge of the net investment in the Company’s self-sustaining operations in the Netherlands, and (iv) U.S.$26.8 million converted to Norwegian kroner via a forward foreign exchange agreement designated as a hedge of the net investment in the Company’s self-sustaining operations in Norway. The Company had also designated its pound sterling and remaining outstanding euro denominated debt as hedges of its net investments in its self-sustaining operations in the U.K. and the Netherlands, respectively. During fiscal 2004, the Company de-designated its euro denominated debt as a hedge of its net investment in self-sustaining Norwegian operations since it was no longer an effective hedge. Included in the foreign currency translation adjustment in shareholders’ equity at April 30, 2005 was a net foreign exchange gain of $19.4 million, net of taxes of $4.2 million (2004 - loss of $44.2 million, net of taxes of $8.3 million; 2003 - $21.1 million, net of taxes of $5.6 million) related to the revaluation and repayment of the debt during the period of hedge effectiveness.

The Company reviews the effectiveness of these hedges quarterly by monitoring the relative changes in the amounts of the hedged items relative to the notional amounts of the hedging instruments.

Year-end exchange rates

Balance sheet accounts denominated in foreign currencies and translated at year-end exchange rates have been translated to Canadian dollars at the following rates:

	2005	2004	2003
U.S. dollar	$1.26	$1.37	$1.43
U.K. pound sterling	2.40	2.43	2.29
Norwegian kroner	0.20	0.20	0.21
South African rand	0.21	0.20	0.20
Australian dollar	0.98	0.99	0.90
Euro	1.62	1.64	1.60

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Income statement accounts denominated in foreign currencies have been translated at the following year to date annual average exchange rates:

	2005	2004	2003
U.S. dollar	$1.27	$1.34	$-
U.K. pound sterling	2.35	2.30	2.40
Norwegian kroner	0.19	0.19	0.21
South African rand	0.20	0.19	0.16
Australian dollar	0.94	0.95	0.87
Euro	1.61	1.59	-

23.	FINANCIAL INSTRUMENTS

Primary Financial Instruments

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

The fair value of the senior subordinated notes and subordinated debentures is based on quoted market prices. The fair value of these debt instruments, including the current portion, is as follows:

	April 30, 2005		April 30, 2004
	Fair value	Carrying value	Fair value	Carrying value
7 3/8% Senior subordinated notes	$490,819	$502,760	$344,817	$342,675
11¾% Senior subordinated notes	-	-	12,504	11,472
Subordinated debentures	-	-	10,540	10,415

Derivative Financial Instruments Used for Risk Management

The Company regularly enters into forward foreign exchange contracts, equity forward pricing agreements and other derivative instruments to hedge the Company’s exposure to expected future cash flows from foreign operations, anticipated transactions in currencies other than the Canadian dollar and stock price volatility. The Company does not enter into derivative transactions for speculative or trading purposes.

The nature, maturity, notional amount and fair market value of the Company’s derivatives used in risk management activities as at April 30, 2005 are as follows:

Hedging item	Maturity	Notional amount		Fair market value
Forward foreign exchange contracts
Sell pound sterling; buy US dollar	April 2006		£55,000	$(12,401)
Sell euro; buy US dollar	April 2006		€25,000	(3,585)
Sell Norwegian kroner; buy US dollar	April 2006	NOK	855,877	(1,030)
Sell US dollar; buy Canadian dollar	April 2006	USD	70,171	5,024
Sell pound sterling; buy euro	April 2006		£40,666	(2,459)
Equity forward price agreement	July 2007		1,170 units[1]	(188)
[1]Unit amounts have been restated to reflect the April 2005 2-for-1 stock split.				$(14,639)

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

During the year ended April 30, 2005, the Company continued its designation of its U.S.$400.0 million ($502.8 million) 7 3/8% senior subordinated notes and related forward foreign currency contracts as effective hedges of the Company’s net investments in certain self-sustaining operations in Canada, the U.K., the Netherlands, and Norway. The Company has also designated other pound sterling and euro denominated debt as hedges of its net investments in its self-sustaining operation in the U.K. and the Netherlands. As a result of these effective hedging relationships, revaluation gains and losses on the debt, net investments and forward foreign exchange contracts are offset in the cumulative translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP.

The Company has also entered into forward foreign exchange contracts to reduce its exposure to currency fluctuations on anticipated foreign currency revenues and expenses for certain of its operations. These relationships also qualified as effective hedges under Canadian GAAP.

In addition, the Company has hedged its obligations under the SARs plans using an equity forward price agreement to reduce volatility in cash flow and earnings due to possible future increases in the Company’s share price. The Company accrues the liability and related expense associated with SARs based on the difference between the reference price and the hedged price. At April 30, 2005 the amount recorded in current liabilities related to SARs was $10.4 million (April 30, 2004 - $5.3 million).

Credit Risk on Financial Instruments

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company limits its credit risk by dealing only with counterparties that possess investment grade credit ratings.

Interest Rate Risk

The Company has used interest rate swap agreements in the past in order to achieve an appropriate mix of fixed and variable interest rate debt. The Company’s current exposure to interest rates is such that fixed and variable rates are appropriately balanced at April 30, 2005 and 2004 without the use of interest rate derivative instruments.

Trade Credit Risk

Trade receivables consist primarily of amounts due from multinational companies operating in the oil and gas industry. Credit risk on these receivables is reduced by the large and diversified customer base. Included in accounts receivable is an allowance for doubtful accounts of $7.5 million at April 30, 2005 (2004 - $9.1 million).

24.	INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

The tax effects of temporary differences that give rise to significant portions of future income tax assets and future income tax liabilities are presented below:

	2005	2004
Future income tax (liabilities) assets
Property and equipment	$(120,396)	$(165,291)
Long-term investments	(22,833)	(12,790)
Pension and other employee benefits	(19,338)	(13,055)
Deferred capital gains	(15,457)	(21,878)
Losses carried forward	34,976	64,573
Deferred costs	4,925	10,659
Long-term debt	(4,555)	1,289
Current accounts payable and receivable	17,312	9,706
Other	2,955	2,515
Net future income tax liabilities	$(122,411)	$(124,272)
Distributed as follows:
Current future income tax assets	$23,802	$12,816
Current future income tax liabilities	(705)	(2,212)
Long-term future income tax assets	50,184	44,312
Long-term future income tax liabilities	(195,692)	(179,188)
	$(122,411)	$(124,272)

No valuation allowances have been provided on the future income tax assets as it has been determined that the full tax benefit of the assets could be realized from the reversal of existing temporary differences, projected future earnings from operations and various tax planning strategies.

The Company’s income tax (provision) recovery is comprised as follows:

	2005	2004	2003
Current income tax provision
Canada	$(3,810)	$(2,518)	$(8,043)
Foreign	(24,671)	(7,858)	(5,258)
	(28,481)	(10,376)	(13,301)
Future income tax (provision) recovery
Canada
Recovery related to origination and reversal of temporary differences	7,165	12,501	14,625
Foreign
(Provision) recovery related to origination and reversal of temporary differences	(2,519)	14,523	(3,296)
	4,646	27,024	11,329
Income tax (provision) recovery	$(23,835)	$16,648	$(1,972)

As the Company operates in several tax jurisdictions, its income is subject to various rates of taxation. The income tax (provision) recovery differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings before taxes as follows:

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

	2005	2004	2003
Earnings from continuing operations before income taxes	$97,413	$49,602	$81,734
Combined Canadian federal and provincial statutory income tax rate	35%	37%	39%
Income tax provision calculated at statutory rate	(34,095)	(18,353)	(31,876)
(Increase) decrease in income tax (provision) recovery resulting from:
Reversal of tax liability	-	21,000	-
Rate differences in various jurisdictions	16,158	15,451	18,351
Effect of change in tax legislation	(4,224)	-	13,976
Non-deductible items	(3,193)	(2,392)	(1,759)
Large corporations tax	(457)	(230)	(406)
Other foreign taxes paid	(1,745)	(1,567)	(2,138)
Non-taxable portion of capital gains	1,154	2,544	56
Non-taxable equity income	1,274	2	456
Other	1,293	193	1,368
Income tax (provision) recovery	$(23,835)	$16,648	$(1,972)

During fiscal 2005, legislation was substantially enacted in the Netherlands to reduce the corporate income tax rate from 34.5% to 30.0%. As a result, the Company adjusted the value of its future income tax assets related to losses carried forward and other temporary differences in the Netherlands by $4.2 million.

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

During fiscal 2003, the Company recorded a $14.0 million future foreign income tax recovery related to its Australian operations due to a change in tax law. Australian tax legislation now provides wholly-owned corporate groups with the option of filing consolidated tax returns. The Company’s Australian operations elected to do so. The $14.0 million benefit was the result of tax-effecting the increase in the tax bases of the assets of each of the subsidiaries in the consolidated Australian group.

Tax losses

The Company has accumulated approximately $91.9 million in non-capital tax losses of which $34.8 million is available to reduce future Canadian income taxes otherwise payable, $51.4 million is available to reduce future Dutch income taxes otherwise payable and the remainder is available to reduce future income taxes otherwise payable in other foreign jurisdictions. If unused, these losses will expire as follows:

(in millions of Canadian dollars)
2006	$462
2007	5,049
2008	152
2009	2,958
2014	15,686
2015	10,456
Indefinitely	57,144
$91,907

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

The Company has also accumulated approximately $37.4 million in capital tax losses of which $35.4 million is available to reduce future capital gains realized in Canada and the remainder is available to reduce future capital gains realized in foreign jurisdictions.

The benefit anticipated from the utilization of these losses has been recorded as a future income tax asset.

25.	PER SHARE INFORMATION

Net earnings have been calculated based on the sum of the weighted average number of Class A subordinate voting shares and Class B multiple voting shares outstanding of 42,673,079 for the fiscal year ended April 30, 2005 (2004 - 42,121,906; 2003 - 41,456,032). Prior years have been restated to reflect the April 2005 two-for-one stock split.

2005
	Net earnings (loss)			Weighted average	Net earnings (loss) per share
	Cont. ops.	Disc. ops.	Total	number of shares	Cont. ops.	Disc. ops.	Total
	$73,578	$(11,019)	$62,559	42,673
Shares as security for Class A subordinate voting employee share purchase loans (Note 19)	-	-	-	(736)
Basic	$73,578	$(11,019)	$62,559	41,937	$1.75	$(0.26)	$1.49
Effect of potential dilutive securities:
Share options				1,975
Convertible debt	386	-	386	1,379
Shares as security for Class A subordinate voting employee share purchase loans (Note 19)				736
Diluted	$73,964	$(11,019)	$62,945	46,027	$1.61	$(0.24)	$1.37

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2004
	Net earnings (loss)			Weighted average	Net earnings (loss) per share
	Cont. ops.	Disc. ops.	Total	number of shares	Cont. ops.	Disc. ops.	Total
	$66,250	$(2,574)	$63,676	42,122
Shares as security for Class A subordinate voting employee share purchase loans (Note 19)	-	-	-	(776)
Basic	$66,250	$(2,574)	$63,676	41,346	$1.60	$(0.06)	$1.54
Effect of potential dilutive securities:
Share options				1,842
Convertible debt	493	-	493	1,379
Shares as security for Class A subordinate voting employee share purchase loans (Note 19)				776
	$66,743	$(2,574)	$64,169	45,343
Add back share options anti-dilutive impact	-	-	-	24
Diluted	$66,743	$(2,574)	$64,169	45,367	$1.47	$(0.06)	$1.41

2003
	Net earnings (loss)			Weighted average	Net earnings (loss) per share
	Cont. ops.	Disc. ops.	Total	number of shares	Cont. ops.	Disc. ops.	Total
Basic	$79,762	$(14,297)	$65,465	41,456	$1.92	$(0.34)	$1.58
Effect of potential dilutive securities:
Share options				2,206
Convertible debt	478	-	478	1,524
	$80,240	$(14,297)	$65,943	45,186
Add back share options anti-dilutive impact	-	-	-	56
Diluted	$80,240	$(14,297)	$65,943	45,242	$1.76	$(0.30)	$1.46

Per share amounts are calculated using the treasury stock method. Under this method, the proceeds from the exercise of options are assumed to be used to repurchase the Company’s shares on the open market. The difference between the number of shares assumed purchased and the number of options assumed exercised is added to the actual number of shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share. Therefore, the number of shares in the diluted earnings per share calculation will increase as the average share price increases. There were 22 million ordinary shares outstanding at April 30, 2005, April 30, 2004 and April 30, 2003, all of which are owned by the Company’s majority shareholder (Note 19). The payment of dividends on these ordinary shares requires minority shareholder approval. The shares also have no conversion rights in the hands of their holder. Therefore, these ordinary shares have not been included in the calculation of basic and diluted earnings per share.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

26.	CHANGE IN NON-CASH WORKING CAPITAL

	2005	2004	2003
Receivables	$(36,499)	$27,240	$15,388
Inventory	(14,019)	(23,744)	(16,064)
Prepaid expenses	2,004	(17,624)	3,203
Payables and accruals	55,094	(18,890)	(20,721)
	$6,580	$(33,018)	$(18,194)

27.	SEGMENT INFORMATION

The Company provides services across different geographic areas to many customers. Approximately 67% (2004 - 73%; 2003 - 72%) of the Company’s revenues in fiscal 2005 were derived from customers involved in oil and gas production and exploration. In the current fiscal year no single customer represented greater than 10% of revenue. In fiscal 2004, one of the Company’s oil and gas customers represented $73.6 million (2003 - $87.9 million) from five (2003 - five) contracts expiring from fiscal 2004 to 2010 of which $67.0 million (2003 - $79.7 million) was earned in the European flying segment, $6.1 million (2003 - $8.1 million) was earned in the International flying segment and $0.5 million was earned in the Schreiner segment.

The primary factors considered in identifying segments are geographic coverage, which also impacts the nature of the Company’s operations, the type of contracts that are entered into, the type of aircraft that are utilized and segments used by management to evaluate the business. The Company includes five reporting segments in its financial statements: European flying, International flying, Schreiner, Repair and overhaul, and Corporate and other.

The European flying segment includes primarily helicopter services to the oil and gas industry in the U.K., Norwegian and Danish sectors of the North Sea. In addition, the European flying segment includes helicopter search and rescue service operations in Ireland and Norway.

The International flying segment includes primarily helicopter services for offshore oil and gas, search and rescue and emergency medical customers in Asia, Africa, Australia, South America, the east coast of Canada and other locations around the world.

Schreiner includes helicopter and fixed-wing flying services primarily to the offshore oil and gas industry in the Netherlands and Africa and includes other ancillary businesses including aircraft parts sales.

The Repair and overhaul segment includes helicopter repair and overhaul facilities located in Norway, Canada, Australia and the U.K., which provide services to the Company’s helicopter fleet and third-party customers located in Europe, Asia, and North America and the survival suit and safety equipment production business.

The Corporate and other segment includes corporate head office and other activities.

The accounting policies of the segments and the basis of accounting for transactions between segments are the same as those described in the summary of significant accounting policies (Note 2).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Year Ended April 30, 2005
	European flying	Int’l flying	Schreiner	Repair and overhaul	Corporate and other	Inter-segment eliminations	Consolidated
Revenue from external customers	$437,912	$233,516	$154,613	$77,303	$-	$-	$903,344
Add: Inter-segment revenues	22,710	11,916	-	145,919	17,398	(197,943)	-
Total revenue	460,622	245,432	154,613	223,222	17,398	(197,943)	903,344
Direct costs	386,565	199,474	119,521	181,377	13,525	(198,295)	702,167
General and administration	-	-	-	-	25,803	-	25,803
Segment EBITDA(i)	74,057	45,958	35,092	41,845	(21,930)	352	175,374
Amortization	(11,428)	(7,500)	(5,501)	(4,537)	(1,567)	-	(30,533)
Restructuring costs	(2,864)	(1,358)	(5,646)	(3,307)	(4,437)	-	(17,612)
Gain (loss) on disposals of assets	2,212	1,493	510	(110)	-	-	4,105
Operating income (loss)	$61,977	$38,593	$24,455	$33,891	$(27,934)	$352	131,334
Debt settlement costs							(1,994)
Financing charges							(37,120)
Earnings from continuing operations before income taxes and undernoted items							92,220
Non-controlling interest							(288)
Equity in earnings of associated companies							5,481
Income tax provision							(23,835)
Net earnings from continuing operations							73,578
Net loss from discontinued operations							(11,019)
Net earnings							$62,559

Segment assets - continuing operations	$489,788	$499,867	$243,523	$347,009 [1]	$146,896		$1,727,083
Segment assets - discontinued operations	-	-	-	-	-		16,152
Total Assets							1,743,235
Segment capital asset expenditures	63,926	93,956	20,290	9,579	9,845		197,596
Segment helicopter major inspections	9,476	1,635	4,428	-	-		15,539
Segment helicopter components	33,527	23,220	5,493	-	1,014		63,254
1Includes goodwill of $8,861

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Year Ended April 30, 2004(ii)
	European flying	Int’lflying	Schreiner	Repair and overhaul	Corporate and other	Inter-segment eliminations	Consolidated
Revenue from external customers	$437,631	$191,773	$32,490	$58,119	$-	$-	$720,013
Add: Inter-segment revenues	16,157	11,047	-	135,490	13,577	(176,271)	-
Total revenue	453,788	202,820	32,490	193,609	13,577	(176,271)	720,013
Direct costs	381,684	174,535	29,165	152,381	14,494	(176,288)	575,971
General and administration	-	-	-	-	18,633	-	18,633
Segment EBITDA(i)	72,104	28,285	3,325	41,228	(19,550)	17	125,409
Amortization	(12,371)	(5,715)	(1,126)	(644)	(5,332)	-	(25,188)
Restructuring costs	(7,114)	-	-	(849)	(1,218)	-	(9,181)
Gain (loss) on disposals of assets	2,245	1,333	(199)	-	(72)	-	3,307
Operating income (loss)	$54,864	$23,903	$2,000	$39,735	$(26,172)	$17	94,347
Debt settlement costs							(19,716)
Financing charges							(28,954)
Earnings from continuing operations before income taxes and undernoted items							45,677
Non-controlling interest							-
Equity in earnings of associated companies							3,925
Income tax recovery							16,648
Net earnings from continuing operations							66,250
Net loss from discontinued operations							(2,574)
Net earnings							$63,676

Segment assets - continuing operations	$490,888	$382,894	$215,380	$271,911	$118,360		$1,479,433
Segment assets - discontinued operations	-	-	-	-	-		55,450
Total Assets							1,534,883
Segment capital asset expenditures	31,294	54,996	1,502	4,506	24,583		116,881
Segment helicopter major inspections	6,920	1,308	1,009	-	-		9,237
Segment helicopter components	34,589	24,196	-	-	242		59,027

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Year Ended April 30, 2003(ii)
	European flying	Int’l flying	Schreiner	Repair and overhaul	Corporate and other	Inter-segment eliminations	Consolidated
Revenue from external customers	$464,114	$184,784	$-	$62,989	$-	$-	$711,887
Add: Inter-segment revenues	17,338	12,902	-	141,861	13,852	(185,953)	-
Total revenue	481,452	197,686	-	204,850	13,852	(185,953)	711,887
Direct costs	392,838	157,819	-	167,460	13,652	(185,809)	545,960
General and administration	-	-	-	-	21,467	-	21,467
Segment EBITDA(i)	88,614	39,867	-	37,390	(21,267)	(144)	144,460
Amortization	(11,896)	(3,971)	-	(856)	(3,762)	-	(20,485)
Gain (loss) on disposals of assets	(829)	3,242	-	-	-	-	2,413
Operating income (loss)	$75,889	$39,138	$-	$36,534	$(25,029)	$(144)	126,388
Debt settlement costs							(12,464)
Financing charges							(34,530)
Earnings from continuing operations before income taxes and undernoted items							79,394
Non-controlling interest							-
Equity in earnings of associated companies							2,340
Income tax provision							(1,972)
Net earnings from continuing operations							79,762
Net loss from discontinued operations							(14,297)
Net earnings							$65,465

Segment assets - continuing operations	$500,188	$306,200	$-	$246,840	$79,695		$1,132,923
Segment assets - discontinued operations	-	-	-	-	-		24,697
Total Assets							1,157,620
Segment capital asset expenditures	24,335	8,267	-	9,059	3,008		44,669
Segment helicopter major inspections	9,278	4,106	-	-	-		13,384
Segment helicopter components	32,447	21,448	-	(6,406)	-		47,489

(i)
Segment EBITDA is defined as segment earnings before amortization, restructuring costs, gain (loss) on disposals of assets, debt settlement costs, financing charges, non-controlling interest, equity in earnings of associated companies, and income tax (provision) recovery.

(ii)	Comparative information has been reclassified to reflect the results of discontinued operations (Note 8) and other adjustments.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Geographic Information

	Revenues			Property and equipment		Goodwill
	2005	2004	2003	2005	2004	2005	2004
Canada	$23,652	$21,507	$25,775	$114,831	$76,417	$1,079	$-
United Kingdom	203,519	193,678	211,454	34,360	41,885	7,782	-
Norway	183,089	184,805	184,532	230,573	224,479	-	-
Africa	121,925	55,954	38,122	160,388	106,726	-	-
Australia	61,755	52,489	46,860	68,083	71,950	-	-
Denmark	35,473	28,199	32,260	31,473	40,607	-	-
The Netherlands	58,611	14,554	-	57,586	65,317	-	-
Other Asian countries	88,489	73,962	64,404	76,566	52,298	-	-
Other European countries	82,892	74,638	80,996	34,340	26,887	-	-
Other countries	43,939	20,227	27,484	43,010	27,839	-	-
Consolidated total	$903,344	$720,013	$711,887	$851,210	$734,405	$8,861	$-

Revenues are attributed to countries based on location of customer for repair and overhaul services and location of service for flying revenue.

28.	COMMITMENTS

The Company has entered into aircraft operating leases with 18 lessors in respect of 63 aircraft included in the Company’s fleet at April 30, 2005. At inception the Company’s aircraft leases had terms not exceeding 8.5 years. At April 30, 2005 these leases had expiry dates ranging from 2006 to 2013. The Company has options to purchase the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options, but has no commitments to do so. With respect to such leased aircraft, substantially all of the costs of major inspections of airframes and the costs to perform inspections, major repairs and overhauls of major components are at the Company’s expense. The Company either performs this work internally through its own repair and overhaul facility or has the work performed by an external repair and overhaul service provider. There is no commitment to incur these costs unless the aircraft is flown.

The Company also has commitments with respect to operating leases for aircraft, buildings, land and equipment. Total rentals paid in fiscal 2005 were $61.9 million (2004 - $54.9 million; 2003 - $53.0 million). The minimum lease rentals required under such leases were $280.4 million as at April 30, 2005 and are payable in the following amounts over the following fiscal years:

	Aircraft operating leases	Building, land and equipment operating leases	Total operating leases
2006	$54,875	$5,415	$60,290
2007	45,010	4,004	49,014
2008	39,193	3,896	43,089
2009	36,233	3,826	40,059
2010	31,550	3,421	34,971
and thereafter	36,796	16,229	53,025
	$243,657	$36,791	$280,448

As at April 30, 2005, the Company had ordered and made deposits (Note 13) for a number of aircraft. At April 30, 2005, the Company had committed to purchase eight heavy and 17 medium aircraft. Total capital committed to these purchases is approximately $279.2 million (U.S. $222.2 million). These aircraft are expected to be delivered in fiscal 2006 and will be deployed in the Company’s European and International operations.

Where possible, the Company intends to finance these aircraft through operating leases.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

29.	VARIABLE INTEREST ENTITIES

At April 30, 2005 the Company operated 19 aircraft (2004 - 23 aircraft) under operating leases with seven entities that would be considered variable interest entities (“VIEs”) under Canadian and U.S. GAAP. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from 2006 to 2012.

At April 30, 2003 U.S. GAAP FASB Interpretation No. 46 (“FIN 46”) was effective for all VIEs created after January 31, 2003 and was effective for those VIEs created prior to January 31, 2003 for the Company’s interim period which commenced November 1, 2003. The Canadian guidance (“AcG-15”) applies to all annual and interim periods beginning on or after November 1, 2004 and is essentially consistent with the provisions contained in U.S. GAAP with regard to the disclosure and consolidation requirements for VIEs.

As at April 30, 2005, under FIN 46, the revisions under FIN 46-R and AcG-15, the Company has concluded that it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements. The application of FIN 46, FIN 46-R and AcG-15 has not had any impact on the Company’s consolidated financial statements.

Based on appraisals by independent helicopter valuation companies as at April 30, 2005, the unaudited estimated fair market value of the aircraft leased from VIEs is $169.6 million (2004 - $245.3 million). The Company has provided junior loans and loans receivable in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to the junior loans and loans receivable as a result of its involvement with the VIEs is $13.0 million (2004 - $18.8 million).

30.	GUARANTEES

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

The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases. The leases have terms expiring between 2006 and 2013. The Company’s exposure under the asset value guarantees including guarantees in the form of junior loans, loans receivable and deferred payments is approximately $40.1 million (2004 - $33.3 million). The resale market for the aircraft types for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

31.	CONTINGENT LIABILITIES

The Company entered into a contract that required the deployment of new aircraft during the fourth quarter. This contract commitment was not met due to the late delivery of the aircraft by the manufacturer. The Company was able to substitute aircraft to meet the customer’s flying needs. The customer believes it is entitled to compensation for the delay. The Company’s interpretation of the contract is that no compensation is payable. Currently the customer and the Company are in discussions to resolve this issue and therefore, the potential outcome and amount of any settlement are presently unknown. As a result, no amounts have been accrued in relation to this issue at April 30, 2005.

Petitions have been filed against subsidiaries for unspecified damages concerning helicopter accidents in prior years. It is management’s opinion that damages for which the Company may become responsible, if any, will be covered by the Company’s insurance and will therefore not have a material effect on the financial condition or results of operations of the Company.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

32.	EMPLOYEE PENSION PLANS

The Company maintains defined contribution employee pension plans in Canada, the U.K., Netherlands, Denmark, Australia and South Africa for approximately 40% of the Company’s active employees and certain former employees. The Company’s contributions to the defined contribution plans are based upon percentages of gross salaries. The Company’s contributions to the defined contribution plans expensed during fiscal 2005 were $5.7 million (2004 - $4.6 million; 2003 - $3.5 million).

The Company also maintains both funded and unfunded and both flat-benefit and final-pay defined benefit plans in Canada, the U.K., Norway and the Netherlands for approximately one-third of the Company’s active employees. Funded plans require the Company to make cash contributions to the plan in order that there will be sufficient assets to discharge the plans’ benefit obligations as they become due. Unfunded plans do not require contributions to be paid into the plan by the Company. Rather, the Company pays the benefit obligations directly as they are due.

For the defined benefit pension plan in the U.K. the investment policy states that the plan assets should be invested with 40% in a fund tracking the U.K. Index and 60% in a fund tracking the Balanced Consensus Fund. The required percentage breakdown of the assets to be held under this plan is as follows:

Category	Percentage maximum
U.K. equities	42% to 48%
Overseas equities	27% to 33%
U.K. bonds	22% to 28%

The assets held in the Norwegian plans are to be diversified as follows:

Category	Percentage maximum
Norwegian equities	10%
International equities	35%
Total equities	35%
Norwegian bonds	70%
High yield bonds	25%
Emerging market bonds	25%
International bonds	40%
Total bonds	20% to 100%
Money market	80%
Property funds	15%

For the assets held in the plan in the Netherlands, 80% must be invested in fixed rate investments and the remaining 20% invested in shares with a maximum deviation of 5% upwards or downwards.

While the asset mix varies in each plan, overall the asset mix at April 30, 2005 was 37.0% equities, 41.9% fixed income and 21.1% money market.

For all the defined benefit pension plans the overall expected long-term rates of return on plan assets have been determined in part by assessing current and expected asset allocations as well as historical and expected returns on various categories of the assets. Such expected rates of return ignore short-term fluctuations.

For the U.K. plans it is expected that the rate of return on the plan assets will be between 4% and 5% in excess of price inflation. For the plans in Norway and the Netherlands the expected long-term rate of return is considered in reference to the longest stated bond rates in each country.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

The Company retains actuaries to measure the assets, accrued benefit obligations and funding requirements of each defined benefit plan on an annual basis at April 30 and obtains quarterly updates.

During the year ended April 30, 2005 the plan in the Netherlands was amended from a final pay arrangement to an average pay arrangement resulting in a reduction in the accrued benefit obligation of $11.5 million. Also during the year, the plan in Canada was amended by adding additional employees to the plan resulting in an increase of $2.6 million to both unrecognized prior service costs and the benefit obligations.

In addition, the sale of SAMCO (Note 8) as well as terminations as part of the restructuring initiatives (Note 16) resulted in a curtailment of the Netherlands pension plan. A curtailment gain of $2.8 million from the sale of SAMCO was recorded in the results of discontinued operations and a curtailment gain of $2.9 million related to the Company’s restructuring activities has been recorded in restructuring costs. The curtailment gain for both events reflects a reduction in both the benefit obligations and unrecognized past service costs.

The consolidated changes in the benefit obligations and fair values of assets for the defined benefit plans during fiscal 2005 and 2004 are as follows:

	2005	2004
Change in benefit obligations
Benefit obligations, beginning of year	$543,906	$423,902
Schreiner acquisition (Note 7)	-	73,897
Current service cost	19,508	17,050
Interest cost	29,015	24,233
Amendments	(8,933)	-
Net actuarial and experience losses	49,244	12,248
Benefits paid	(16,144)	(13,874)
Curtailment gain	(2,785)	-
Foreign exchange rate changes	(1,139)	6,450
Benefit obligations, end of year	$612,672	$543,906
Change in plan assets
Fair value of plan assets, beginning of year	$440,222	$316,674
Schreiner acquisition (Note 7)	-	56,622
Actual return on plan assets	29,936	45,507
Employer contributions	32,898	26,426
Participant contributions	3,595	2,899
Benefits paid	(15,309)	(13,084)
Foreign exchange rate changes	(841)	5,178
Fair value of plan assets, end of year	$490,501	$440,222
Funded status	$(122,171)	$(103,684)
Unrecognized net actuarial and experience losses	189,104	147,099
Unrecognized prior service costs	(1,084)	4,697
Unrecognized transition amounts	762	1,030
Pension guarantee deposits	2,701	2,696
Total recognized net pension asset	$69,312	$51,838

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

The tables below detail as at April 30, 2005 by funded and unfunded plans, the funded status and net amount recognized on the Company’s balance sheet as prepaid pension costs reported in other assets of $104.8 million (Note 13) (2004 - $90.2 million) and accrued benefit obligations included in other liabilities of $35.5 million (Note 18) (2004 - $38.3 million).

	As at April 30, 2005
	Funded plans		Unfunded		Other assets	Other liabilities
	Surplus	Deficit	Plans	Total	(Note 13)	(Note 18)
Benefit obligations	$205,943	$360,254	$46,475	$612,672	$495,615	$117,057
Fair value of plan assets	214,614	275,887	-	490,501	427,087	63,414
Funded status	8,671	(84,367)	(46,475)	(122,171)	(68,528)	(53,643)
Unrecognized net actuarial and experience losses	53,217	120,921	14,966	189,104	169,392	19,712
Unrecognized prior service costs	1,251	(7,590)	5,255	(1,084)	1,251	(2,335)
Unrecognized transition amounts	-	-	762	762	-	762
Pension guarantee deposits	2,296	405	-	2,701	2,701	-
	$65,435	$29,369	$(25,492)	$69,312	$104,816	$(35,504)

	As at April 30, 2004
	Funded plans		Unfunded		Other assets	Other liabilities
	Surplus	Deficit	Plans	Total	(Note 13)	(Note 18)
Benefit obligations	$188,150	$319,117	$36,639	$543,906	423,697	120,209
Fair value of plan assets	190,461	249,761	-	440,222	376,274	63,948
Funded status	2,311	(69,356)	(36,639)	(103,684)	(47,423)	(56,261)
Unrecognized net actuarial and experience losses	45,865	89,457	11,777	147,099	133,272	13,827
Unrecognized prior service costs	1,586	-	3,111	4,697	1,586	3,111
Unrecognized transition amounts	22	-	1,008	1,030	22	1,008
Pension guarantee deposits	2,292	404	-	2,696	2,696	-
	$52,076	$20,505	$(20,743)	$51,838	$90,153	$(38,315)

The significant weighted average actuarial assumptions adopted in measuring the Company’s defined benefit pension plan obligations as at April 30 are as follows:

	2005	2004
Discount rate	5.15%	5.64%
Rate of compensation increase	3.38%	3.38%

The significant weighted average actuarial assumptions adopted in measuring the Company’s net defined benefit pension plan expense during the year are as follows:

	2005	2004	2003
Discount rate	5.74%	5.86%	6.59%
Expected long-term rate of return on plan assets	6.70%	6.72%	7.27%

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

The Company’s net defined benefit pension plan expense, which excludes the impact of the curtailment gain, as noted above, is as follows:

	2005	2004	2003
Current service cost	$19,508	$17,050	$13,692
Interest cost	29,015	24,233	24,791
Actual return on plan assets	(29,936)	(45,507)	28,144
Excess of actual return over expected return	347	23,450	(53,089)
Amortization of net actuarial and experience losses	7,985	9,773	4,550
Amortization of prior service costs	(376)	603	638
Amortization of transition amounts	268	395	413
Participant contributions	(3,595)	(2,899)	(3,085)
Net defined benefit pension plan expense	$23,216	$27,098	$16,054

Benefits expected to be paid under the defined benefit pension plans in each of the next five fiscal years and in aggregate for the five fiscal years thereafter is as follows:

2006	$14,123
2007	16,100
2008	18,352
2009	20,252
2010	22,429
2011-2015	155,076

Employer contributions expected to be paid to the defined benefit pension plans during fiscal 2006 as required by funding regulations and law are $33.6 million.

33.	RELATED PARTY TRANSACTIONS

(a)
In the course of its regular business activities, the Company enters into routine transactions with companies subject to significant influence and companies affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties are summarized as follows:

	Year Ended April 30,
	2005	2004	2003
Revenues (i)	$43,518	$10,745	$-
Direct costs	1,298	1,972	21,425
Capital asset additions	8,160	2,962	-

	As at April 30,
	2005	2004
Net amounts receivable and payable in respect of such revenues, expenses and additions	$15,044	$10,808

(i)
Revenue increases relate to revenues from a company owned by Schreiner, which is subject to significant influence. Therefore, the fiscal 2004 amount only includes revenues from the February 16, 2004 acquisition of Schreiner.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(b)
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company’s senior credit facilities and its senior subordinated notes (Note 15). The loan is convertible into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.7 million (2004 - $0.7 million; 2003 - $0.7 million), including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2005.

34.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain respects, Canadian GAAP differs from U.S. GAAP. The effects of significant differences are described below.

(a)	Consolidated statements of earnings and comprehensive earnings

	Year Ended April 30,
		(Restated Notes 4 and 34(a)(iv))
	2005	2004	2003
Net earnings according to Canadian GAAP	$62,559	$63,676	$65,465
Pre-operating expenses (i)	(3,515)	1,473	12,725
Tax impact of pre-operating expenses	1,168	(486)	(2,761)
Unrealized loss on ineffective hedges (ii)	(4,796)	(23,366)	16,748
Tax impact of unrealized loss on ineffective hedges	778	4,704	(2,319)
Internal use software expenses (iii)	(731)	(103)	(766)
Tax impact of internal use software expenses	243	34	265
Amortization of guarantees recognized (iv)	(827)	(101)	-
Tax impact of amortization of guarantees recognized	225	30	-
Other, net of tax	40	(40)	(2,743)
Net earnings according to U.S. GAAP	55,144	45,821	86,614
Other comprehensive earnings, net of income tax
Foreign currency translation adjustment (v)	(7,075)	6,567	16,230
Minimum pension liability adjustment (vi)	(78,117)	39,178	(43,846)
Tax impact of minimum pension liability adjustment	23,412	(11,606)	15,810
Cash flow hedge adjustment (vii)	2,565	-	(6,964)
Tax impact of cash flow hedge adjustment	(1,052)	-	2,732
Other, net of tax	1,387	-	-
Comprehensive earnings according to U.S. GAAP	$(3,736)	$79,960	$70,576
Net earnings per share according to U.S. GAAP
Basic	$1.31	$1.11	$2.09
Diluted	$1.21	$1.02	$1.93

(i)	Pre-operating expenses

Under Canadian GAAP, pre-operating expenses related to the operations of new businesses and customer contracts meeting certain criteria are deferred and amortized over the expected period of benefit, not exceeding five years. Under U.S. GAAP, these pre-operating expenses are charged to earnings as incurred.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(ii)	Unrealized loss on ineffective hedges

According to U.S. GAAP, all derivatives are required to be recorded on the balance sheet at fair value with the changes in fair value recognized in earnings. For derivatives designated within fair value hedge relationships, changes in the fair value are required to be recognized in earnings together with an equal or lesser amount of changes in the fair value of the hedged item attributable to the hedged risk.

(iii)	Internal use software expenses

Certain costs incurred to acquire or develop internal use software, while qualifying for capitalization under Canadian GAAP, are required to be expensed as a period cost under U.S. GAAP.

(iv)	Amortization of guarantees recognized

The Company has adopted the provisions of Financial Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (“FIN 45”), which requires the Company to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee, regardless of whether or not the liability is probable. FIN 45 is applicable to guarantees entered into after December 31, 2002. During fiscal 2005, the Company revised its method of estimating its liabilities under the provisions of FIN 45 and has restated its 2004 U.S. GAAP reconciliation to reflect this change retroactively.

(v)	Foreign currency translation adjustment

Under Canadian GAAP, foreign currency translation adjustments related to self-sustaining subsidiaries arising on consolidation are included as a separate component of shareholders’ equity until realized. Under U.S. GAAP, the related translation adjustments are included in other comprehensive earnings. Under U.S. GAAP, the foreign currency translation gain or loss on the revaluation of foreign currency denominated debt designated and qualifying as effective hedges of the Company’s net investments in its U.S. dollar, pound sterling, Norwegian kroner and euro denominated self-sustaining foreign operations (Note 22) is included in other comprehensive earnings, whereas under Canadian GAAP it is included as a separate component of shareholders’ equity until realized.

(vi)	Minimum pension liability adjustment

Under U.S. GAAP, if the accrued benefit obligation related to defined benefit pension plans exceeds the fair value of plan assets, an additional minimum liability shall be recognized with an equal amount to be recognized as an intangible asset, provided that the intangible asset recognized shall not exceed the amount of unrecognized prior service cost. Any excess of the additional minimum liability over the unrecognized prior service cost is recorded as a separate component of other comprehensive earnings net of income taxes as a minimum pension liability adjustment.

(vii)	Cash flow hedge adjustment

Under U.S. GAAP, changes in the fair value of qualifying effective cash flow hedges are recorded in other comprehensive earnings net of income taxes. These amounts are recognized in net earnings as the hedged transactions occur.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(b)	Consolidated balance sheets

	April 30, 2005		(Restated Notes 4 and 34(a)(iv)) April 30, 2004
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Current future income tax assets (i)	$23,802	$21,423	$12,816	$12,816
Other current assets (ii)	505,362	504,743	489,702	490,837
Property and equipment, net (iii)	851,210	852,194	734,405	736,177
Long-term future income tax assets (iv)	50,184	75,336	44,312	43,742
Other assets (v)	312,677	288,647	253,648	252,202
	$1,743,235	$1,742,343	$1,534,883	$1,535,774
Current future income tax liabilities (vi)	$705	$730	$2,212	$2,212
Other current liabilities	294,536	294,538	256,692	256,692
Long-term debt (vii)	97,543	97,992	133,305	134,256
Senior subordinated notes	502,760	502,760	342,675	342,675
Other liabilities (viii)	146,000	218,175	159,099	170,826
Long-term future income tax liabilities (ix)	195,692	186,300	179,188	171,765
Shareholders’ equity	505,999	-	461,712	-
Class A subordinate voting shares	-	222,817	-	221,622
Class A subordinate voting employee share purchase loans	-	(1,689)	-	(1,823)
Class B multiple voting shares	-	18,431	-	18,719
Contributed surplus	-	2,340	-	2,340
Accumulated other comprehensive earnings (x)	-	(69,048)	-	(10,168)
Retained earnings	-	268,997	-	226,658
	$1,743,235	$1,742,343	$1,534,883	$1,535,774

(i)	Current future income tax assets

Current future income tax assets have been adjusted to reflect the reversal of Canadian GAAP treatment of the hedge relationships that do not qualify for hedge accounting treatment under U.S. GAAP as described in Note 34(a)(ii).

(ii)	Other current assets

Other current assets have been adjusted to reflect the U.S. GAAP treatment of the change in the fair value of derivatives described in Notes 34(a)(ii) and (vii) that mature within the next 12 months as well as for the current portion of prepaid rent related to the recording of asset value guarantees described in Note 34(a)(iv).

(iii)	Property and equipment, net

Property and equipment have been adjusted for the effect of the adjustment for U.S. GAAP purposes of expensing certain software development costs as described in Note 34(a)(iii) and for differences between Canadian GAAP and U.S. GAAP treatment of certain property and equipment acquisitions.

(iv)	Long-term future income tax assets

Long-term future income tax assets have been adjusted for the U.S. GAAP treatment of pre-operating expenses, unrealized loss on hedges that are ineffective under U.S. GAAP, internal use software expenses, amortization of guarantees recognized, minimum pension liability adjustment, and hedge relationships that are ineffective under U.S. GAAP as described in Notes 34(a)(i), (ii), (iii), (iv), (vi) and (vii), respectively.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(v)	Other assets

Other assets have been adjusted to reflect the U.S. GAAP treatment of pre-operating expenses, asset value guarantees, minimum pension liability and the fair value of derivatives maturing in fiscal 2007 and 2008 as described in Notes 34(a)(i), (iv), (vi) and (vii), respectively.

(vi)	Current future income tax liabilities

Current future income tax liabilities have been adjusted for the treatment of hedge relationships that are ineffective under U.S. GAAP as described in Note 34(a)(ii) and for the difference in accounting treatment of the Company’s cash flow hedges as discussed in Note 34(a)(vii).

(vii)	Long-term debt

Long-term debt has been adjusted to reflect the U.S. GAAP treatment of the loan proceeds attributable to the conversion feature on the 12.0% unsecured, subordinated, convertible note due to an affiliate of the controlling shareholder (Note 15(a)). Under U.S. GAAP all loan proceeds should be recorded as a liability on the balance sheet.

(viii)	Other liabilities

Other liabilities have been adjusted for the U.S. GAAP treatment of asset value guarantees, minimum pension liability, and the fair value of derivatives maturing in fiscal 2007 and 2008 as described in Notes 34(a)(iv), (vi) and (vii), respectively.

(ix)	Long-term future income tax liabilities

Long-term future income tax liabilities have been adjusted for the treatment of hedge relationships that are ineffective under U.S. GAAP as described in Notes 34(a)(ii), and for U.S. GAAP treatment of the convertible note described in Note 34(b)(vii).

(x)	Accumulated other comprehensive earnings

Accumulated other comprehensive earnings have been adjusted to reflect the U.S. GAAP treatment of foreign currency translation, minimum pension liability and effective foreign currency cash flow hedges, all of which are included in other comprehensive earnings as described in Notes 34(a)(v), (vi) and (vii), respectively.

(c)	Other required disclosures

	2005	(Restated Note 4) 2004
Receivables - trade	$175,803	$170,184
Allowance for doubtful accounts	(7,501)	(9,117)
Net trade receivables	$168,302	$161,067
Payables - trade	$143,717	$101,965
Accruals	84,998	96,052
Interest accrual	13,227	754
Total payables and accruals	$241,942	$198,771

	2005	2004	2003
Cash flow from operations:
Canadian GAAP	$138,200	$90,607	$114,260
Internal use software expenses (Note 34(a)(iii))	(731)	(103)	(766)
Other	-	-	312
Cash flow from operations - U.S. GAAP	$137,469	$90,504	$113,806

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

35.	SUBSEQUENT EVENTS

On July 26, 2005, the Company signed a Letter of Intent for the sale of its 38% shareholdings in Inaer, which operates light and medium aircraft primarily in the Spanish helicopter market. The transaction is subject to several conditions including satisfactory due diligence and regulatory approval, and is expected to close in October 2005. Proceeds are estimated at $45.0 million. The investment in Inaer is held at $20.8 million at April 30, 2005. Professional fees and other direct costs associated with realizing this potential sale are not yet determinable and will reduce any gain on sale arising from this transaction.

On September 9, 2005, the Company sold its remaining interest in CHL and realized net proceeds of approximately $48 million. The Company will record a combined pre-tax gain and dividend income of approximately $20 million on this divestiture. The final gain on sale is subject to adjustments of closing costs and expenses and equity accruals from July 31, 2005 to the date of sale. Equity earnings of CHL was $2.3 million for the current fiscal year and the carrying value of the investments in CHL was $26.6 million at April 30, 2005.

36.	SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

Certain of our subsidiaries (collectively the “Guarantors”) have guaranteed our obligations to pay principal and interest with respect to the senior subordinated notes. Separate financial statements of the Guarantors are not presented as we believe the summarized financial information which follows is more meaningful in understanding the financial position of the Guarantors. There are no significant restrictions on the ability of the Guarantors to make distributions to us.

We account for our investments in subsidiaries by the cost method for internal financial statement purposes and by the equity method in the following summarized financial information. U.S. GAAP was employed in the preparation of the summarized financial information.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2005
As at April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$96,691	$(58,856)	$13,556	$-	$51,391
Receivables	63,422	650,760	203,139	(702,361)	214,960
Inventory	-	59,283	157,230	-	216,513
Other current assets	3,529	18,447	9,537	(868)	30,645
Assets of discontinued operations	-	-	12,657	-	12,657
	163,642	669,634	396,119	(703,229)	526,166
Property and equipment, net	8	590,352	273,871	(12,037)	852,194
Investments	582,204	252,695	98,424	(874,517)	58,806
Long-term intercompany	409,371	-	73,639	(483,010)	-
Other long-term assets	39,105	177,619	116,166	(31,208)	301,682
Assets of discontinued operations	-	-	3,495	-	3,495
	$1,194,330	$1,690,300	$961,714	$(2,104,001)	$1,742,343

Liabilities and shareholders' equity
Current liabilities
Payables and accruals	$51,540	$642,624	$240,010	$(692,232)	241,942
Other current liabilities	24,625	(5,543)	5,302	26,789	51,173
Liabilities of discontinued operations	-	-	2,153	-	2,153
	76,165	637,081	247,465	(665,443)	295,268
Long-term debt	92,917	5,742	405	(1,072)	97,992
Senior subordinated notes	502,760	-	-	-	502,760
Long-term intercompany	-	198,428	157,269	(355,697)	-
Other liabilities	26,528	129,486	77,738	(19,070)	214,682
Future income tax liabilities	4,561	94,147	86,957	635	186,300
Liabilities of discontinued operations	-	-	3,493	-	3,493
Shareholders' equity
Capital stock	239,559	97,058	48,073	(145,131)	239,559
Contributed surplus	2,340	35,089	53,382	(88,471)	2,340
Accumulated other comprehensive arnings	(19,497)	(124,202)	59,812	14,839	(69,048)
Retained earnings	268,997	617,471	227,120	(844,591)	268,997
	$1,194,330	$1,690,300	$961,714	$(2,104,001)	$1,742,343

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2005
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated

Revenue	$-	$631,985	$378,353	$(106,994)	$903,344
Direct costs	471	(496,535)	(307,485)	96,309	(707,240)
General and administration costs	-	(25,803)	-	-	(25,803)
Amortization	123	(21,917)	(8,671)	-	(30,465)
Restructuring costs	-	(15,332)	(2,280)	-	(17,612)
(Loss) gain on disposals of assets	-	(247)	4,101	251	4,105
Operating income	594	72,151	64,018	(10,434)	126,329
Debt settlement costs	(1,043)	(951)	-	-	(1,994)
Financing charges	(9,903)	(13,120)	(18,631)	(262)	(41,916)
Earnings from continuing operations before undernoted	(10,352)	58,080	45,387	(10,696)	82,419
Non-controlling interest	-	-	(288)	-	(288)
Equity in earnings of associated companies	63,116	31,262	-	(88,897)	5,481
Intercompany charges	-	9,451	(9,451)	-	-
Income taxes	2,380	(13,522)	(9,869)	(438)	(21,449)
Net earnings from continuing perations	55,144	85,271	25,779	(100,031)	66,163
Net loss from discontinued perations	-	10,299	(21,318)	-	(11,019)
Net earnings	55,144	95,570	4,461	(100,031)	55,144
Retained earnings, beginning of year	226,658	521,901	222,659	(744,560)	226,658
Dividends	(12,805)	-	-	-	(12,805)

Retained earnings, end of year	$268,997	$617,471	$227,120	$(844,591)	$268,997

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2005
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated

Operating activities
Cash flow from operations	$(151)	$136,009	$1,809	$(198)	$137,469

Financing activities
Long-term debt proceeds	356,258	(24)	32,209	(3,759)	384,684
Long-term debt repayments	(242,588)	(3,959)	(794)	3,759	(243,582)
Debt settlement	(1,765)	-	-	-	(1,765)
Deferred financing costs	(5,598)	-	-	-	(5,598)
Dividends paid	(11,596)	-	-	-	(11,596)
Capital stock issued	907	-	-	-	907
	95,618	(3,983)	31,415	-	123,050

Investing activities
Additions to property and equipment	-	(129,189)	(67,676)	-	(196,865)
Helicopter major inspections	-	(11,939)	(3,600)	-	(15,539)
Helicopter components	-	(48,201)	(15,251)	198	(63,254)
Proceeds from disposal	-	39,813	51,127	-	90,940
Aircraft deposits	-	(53,360)	377	-	(52,983)
Long-term receivables repaid	-	309	686	-	995
Restricted cash	-	(1,985)	(3,338)	-	(5,323)
Investment in subsidiaries, net of cash acquired	-	(17,984)	-	-	(17,984)
Other	56	(7,500)	142	-	(7,302)
	56	(230,036)	(37,533)	198	(267,315)

Effect of exchange rate changes on cash and cash equivalents	-	(4,109)	288	-	(3,821)
Change provided by (used in) continuing operations	95,523	(102,119)	(4,021)	-	(10,617)
Cash provided by discontinued operations	-	-	929	-	929
Change in cash and cash equivalents during the year	95,523	(102,119)	(3,092)	-	(9,688)
Cash and cash equivalents, beginning of year	1,168	43,263	16,648	-	61,079
Cash and cash equivalents, end of year	$96,691	$(58,856)	$13,556	$-	$51,391

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2004
As at April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$1,168	$43,263	$16,648	$-	$61,079
Receivables	976	584,874	132,078	(531,893)	186,035
Inventory	-	65,394	137,971	-	203,365
Other current assets	108	2,647	3,527	17,955	24,237
Assets of discontinued operations	-	18,187	10,750	-	28,937
	2,252	714,365	300,974	(513,938)	503,653
Property and equipment, net	11	491,784	279,725	(35,343)	736,177
Investments	524,152	297,997	73,914	(847,821)	48,242
Long-term intercompany	409,371	-	77,565	(486,936)	-
Other long-term assets	25,794	120,048	84,018	(8,671)	221,189
Assets of discontinued operations	-	8,248	18,265	-	26,513
	$961,580	$1,632,442	$834,461	$(1,892,709)	$1,535,774

Liabilities and shareholders' equity
Current liabilities
Payables and accruals	$8,263	$564,289	$138,590	$(529,399)	181,743
Other current liabilities	37,444	4,599	16,122	(4,860)	53,305
Liabilities of discontinued operations	-	21,913	1,943	-	23,856
	45,707	590,801	156,655	(534,259)	258,904
Long-term debt	129,493	4,051	712	-	134,256
Senior subordinated notes	342,675	-	-	-	342,675
Long-term intercompany	-	234,939	163,224	(398,163)	-
Other liabilities	7,196	107,150	81,727	(31,127)	164,946
Future income tax liabilities	898	129,611	46,288	(5,032)	171,765
Liabilities of discontinued operations	-	1,708	4,172	-	5,880
Shareholders' equity					-
Capital stock	238,518	95,885	48,596	(144,481)	238,518
Contributed surplus	2,340	(470)	53,285	(52,815)	2,340
Accumulated other comprehensive earnings	(31,905)	(53,134)	57,143	17,728	(10,168)
Retained earnings	226,658	521,901	222,659	(744,560)	226,658
	$961,580	$1,632,442	$834,461	$(1,892,709)	$1,535,774

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2004
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated

Revenue	$853	$443,089	$366,625	$(90,554)	$720,013
Direct costs	18,976	(391,860)	(301,561)	99,703	(574,742)
General and administration costs	(18,633)	-	-	-	(18,633)
Amortization	(3)	(18,228)	(6,958)	-	(25,189)
Restructuring costs	(15,168)	(10,281)	(3,448)	-	(28,897)
Gain (loss) on disposals of assets	-	3,288	20	(1)	3,307
Operating income	(13,975)	26,008	54,678	9,148	75,859
Debt settlement costs					-
Financing charges	(4,357)	(19,821)	(26,789)	(1,353)	(52,320)
Earnings from continuing operations before undernoted	(18,332)	6,187	27,889	7,795	23,539
Equity in earnings of associated companies	56,019	18,891	-	(70,985)	3,925
Intercompany charges	-	7,268	(7,268)	-	-
Income taxes	8,134	16,199	(3,402)	-	20,931
Net earnings from continuing operations	45,821	48,545	17,219	(63,190)	48,395
Net loss from discontinued operations	-	(321)	(2,253)	-	(2,574)
Net earnings	45,821	48,224	14,966	(63,190)	45,821
Retained earnings, beginning of year	191,323	473,677	207,693	(681,370)	191,323
Dividends	(10,486)	-	-	-	(10,486)

Retained earnings, end of year	$226,658	$521,901	$222,659	$(744,560)	$226,658

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2004
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated

Operating activities
Cash flow from operations	$(21,082)	$76,975	$34,611	$-	$90,504

Financing activities
Long-term debt proceeds	512,010	1,088	28,496	(44,732)	496,862
Long-term debt repayments	(315,378)	(44,797)	(26,558)	44,732	(342,001)
Debt settlement	(37,883)	-	-	-	(37,883)
Deferred financing costs	(13,200)	-	-	-	(13,200)
Dividends paid	(5,291)	-	-	-	(5,291)
Capital stock issued	3,289	-	-	-	3,289
	143,547	(43,709)	1,938	-	101,776

Investing activities
Additions to property and equipment	-	(99,539)	(17,239)	-	(116,778)
Helicopter major inspections	-	(5,623)	(3,614)	-	(9,237)
Helicopter components	-	(42,128)	(16,899)	-	(59,027)
Proceeds from disposal	-	110,505	16,393	-	126,898
Aircraft deposits	-	(18,091)	(5,483)	-	(23,574)
Long-term receivables advanced	-	(1,147)	-	-	(1,147)
Restricted cash	-	(6,014)	(3,812)	-	(9,826)
Investment in subsidiaries, net of cash acquired	(92,668)	-	(4,872)	-	(97,540)
Other	2,012	391	1,763	-	4,166
	(90,656)	(61,646)	(33,763)	-	(186,065)

Effect of exchange rate changes on cash and cash equivalents	-	2,119	(372)	-	1,747

Change provided by (used in) continuing operations	31,809	(26,261)	2,414	-	7,962
Cash used in discontinued operations	-	(3,060)	(1,927)	-	(4,987)
Change in cash and cash equivalents during the year	31,809	(29,321)	487	-	2,975
Cash and cash equivalents, beginning of year	(30,641)	72,584	16,161	-	58,104
Cash and cash equivalents, end of year	$1,168	$43,263	$16,648	$-	$61,079

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2003
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated

Revenue	$913	$456,899	$349,452	$(95,377)	$711,887
Direct costs	26,732	(390,344)	(276,731)	90,902	(549,441)
General and administration costs	(21,467)	-	-	-	(21,467)
Amortization	(43)	(12,862)	(7,620)	-	(20,525)
Restructuring costs	-	-	-	-	-
Gain on disposals of assets	-	2,393	20	-	2,413
Operating income	6,135	56,086	65,121	(4475)	122,867
Debt settlement costs	(10,027)	(2,437)	-	-	(12,464)
Financing charges	29,763	(19,467)	(28,078)	-	(17,782)
Earnings from continuing operations before undernoted	25,871	34,182	37,043	(4,475)	92,621

Equity in earnings of associated companies	60,435	15,570	(56)	(73,609)	2,340
Intercompany charges	-	11,147	(11,147)	-	-
Income taxes	308	4,623	(11,706)	-	(6,775)
Net earnings from continuing operations	86,614	65,522	14,134	(78,084)	88,186
Net loss from discontinued operations	-	-	(1,572)	-	(1,572)
Net earnings	86,614	65,522	12,562	(78,084)	86,614
Retained earnings, beginning of year	108,725	408,155	195,131	(603,286)	108,725
Dividends	(4,016)	-	-	-	(4,016)

Retained earnings, end of year	$191,323	$473,677	$207,693	$(681,370)	$191,323

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2003
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated

Operating activities
Cash flow from operations	$21,426	$102,154	$(9,774)	$-	$113,806

Financing activities
Long-term debt proceeds	38	-	37,803	(37,803)	38
Long-term debt repayments	(120,093)	(38,902)	(2,012)	37,803	(123,204)
Debt settlement	(9,136)	-	-	-	(9,136)
Dividends paid	(4,016)	-	-	-	(4,016)
Capital stock issued	596	-	-	-	596
	(132,611)	(38,902)	35,791	-	(135,722)

Investing activities
Additions to property and equipment	-	(29,337)	(14,566)	-	(43,903)
Helicopter major inspections	-	(8,362)	(5,022)	-	(13,384)
Helicopter components	-	(37,351)	(10,138)	-	(47,489)
Proceeds from disposal	2,238	69,009	3,618	-	74,865
Aircraft deposits	-	(6,730)	-	-	(6,730)
Long-term receivables repaid (advanced)	-	8,086	(700)	-	7,386
Other	682	(2,856)	80	-	(2,094)
	2,920	(7,541)	(26,728)	-	(31,349)

Effect of exchange rate changes on cash and cash equivalents	-	1,502	215	-	1,717
Cash (used in) provided by continuing operations	(108,265)	57,213	(496)	-	(51,548)
Cash used in discontinued operations	-	-	(3,186)	-	(3,186)
Change in cash and cash equivalents during the year	(108,265)	57,213	(3,682)	-	(54,734)
Cash and cash equivalents, beginning of year	77,624	15,371	19,843	-	112,838
Cash and cash equivalents, end of year	$(30,641)	$72,584	$16,161	$-	$58,104

ITEM 19.	EXHIBITS

1.1	Articles of Incorporation - filed as Exhibit 3.1 to the Company's Amendment #1 to Registration Statement on Form F-1 dated October 20, 1993 and incorporated herein by reference.

1.2	Bylaws, as amended - filed as Exhibit 1.2 to the Company’s Form 20-F for fiscal 2002 dated September 17, 2002 and incorporated herein by reference.

2.1
Indenture dated as of April 27, 2004 among the Company, each of the Subsidiary Guarantors named therein, and The Bank of New York, as Trustee, relating to the 7 3/8% Senior Subordinated Notes due 2014 filed as Exhibit 4.5 to the Company’s Registration Statement on Form F-4 dated June 30, 2004 and incorporated herein by reference.

2.2
First Supplemental Indenture dated as of December 23, 2004 among the Company, each of the Additional Guarantors named therein and The Bank of New York, as Trustee, to the Indenture dated as of April 27, 2004 among the Company, each of the Subsidiary Guarantors named therein and the Trustee.

2.3	Form of 7 3/8% Senior Subordinated Notes due 2014 filed as Exhibit 4.6 to the Company’s Registration Statement on Form F-4 dated June 30, 2004 and incorporated herein by reference.

4.3
Purchase Agreement dated April 21, 2004 among the Company, each of the Subsidiary Guarantors named therein, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Scotia Capital (USA) Inc. - filed as Exhibit 4.7 to the Company’s Registration Statement on Form F-4 dated June 30, 2004 and incorporated herein by reference.

4.4
Amended and Restated U.S. $225,000,000 Senior Credit Agreement dated as of July 5, 2000 among The Bank of Nova Scotia, as Administrative Agent, The Lenders from time to time party to this Agreement and the Company, as amended by the amending agreements dated as of October 11, 2000, October 31, 2000, December 15, 2000, July 16, 2001, March 29, 2002, April 29, 2002, July 4, 2002, July 31, 2002, March 6, 2003, February 13, 2004, April 21, 2004 and April 22, 2004,filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-4 dated June 30, 2004 and incorporated herein by reference.

4.6	Employee Share Option Plan, as amended March 3, 2003 filed as exhibit 4.6 to the Company’s Form 20-F for fiscal 2003 dated September 17, 2003 and incorporated herein by reference.

4.7	Supplemental Executive Retirement Plan Agreement, filed as Exhibit 4.7 to the Company’s Form 20-F for fiscal 2001 dated September 13, 2001 and incorporated herein by reference.

4.8	Long-term Incentive Plan, filed as Exhibit 4.8 to the Company’s Form 20-F for fiscal 2001 dated September 13, 2001 and incorporated herein by reference.

4.9	Employee Share Purchase Plan, filed as Exhibit 4.9 to the Company’s Form 20-F for fiscal 2001 dated September 13, 2001 and incorporated herein by reference.

4.10	Share Appreciation Rights Plan, filed as Exhibit 4.10 to the Company’s Form 20-F for fiscal 2001 dated September 13, 2001 and incorporated herein by reference.

4.11	Executive Retiring Allowance, filed as Exhibit 4.11 to the Company’s Form 20-F for fiscal 2001 dated September 13, 2001 and incorporated herein by reference.

7.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges

8.1	Significant Subsidiaries

12.1	Section 302 Certification by Chief Executive Officer

12.2	Section 302 Certification by Chief Financial Officer

13.1	Section 906 Certification by Chief Executive Officer

13.2	Section 906 Certification by Chief Financial Officer

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 16, 2005.	CHC HELICOPTER CORPORATION

	BY:	[signed] Rick Davis
Rick Davis, CA
Vice-President Financial Reporting