Form 20-F
period 2006-04-30
CHC HELICOPTER CORP
filed 2006-09-18
CIK 903124

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2006
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

Class A Subordinate Voting Shares
(Title of Class)

The number of Class A Subordinate Voting Shares outstanding on April 30, 2006, was 36,859,647.

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

For purposes of this Annual Report, all references to dollar amounts are expressed in Canadian dollars unless otherwise specified. On September 6, 2006, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.9048 US = $1.00 Canadian.

FORWARD-LOOKING STATEMENTS

This Annual Report may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties. These statements may involve risks and uncertainties including but not limited to, factors detailed in this Annual Report and in other filings with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections in the forward-looking information herein. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. CHC Helicopter Corporation disclaims any intentions or obligations to update or revise any forward-looking information, whether as a result of new information or otherwise, except in accordance with applicable securities laws.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following consolidated historical financial data as at and for the fiscal years ended April 30, 2006, 2005, 2004, 2003, and 2002 for CHC Helicopter Corporation (“CHC”, “the Company”, “the Corporation”, “we”, “our”, or “us”) are derived from the audited consolidated financial statements of CHC. The CHC consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from US GAAP. For the reconciliation to US GAAP for the three most recently completed fiscal years, see Note 32 to our audited consolidated financial statements included elsewhere in this Annual Report.

The following data should be read in conjunction with "Operating and Financial Review and Prospects" and our audited consolidated financial statements included elsewhere in this Annual Report.

	As at and for the fiscal year ended April 30
	2006	2005	2004	2003	2002
		(i)	(i)	(i)	(i)
	(in millions of Canadian dollars except per share amounts)
Amounts under Canadian GAAP
Operating Data:
Revenue	$1,011.5	$967.2	$771.4	$762.9	$658.1
Direct costs	(797.4)	(742.1)	(620.3)	(579.2)	(519.8)
General and administration costs	(27.9)	(35.3)	(18.6)	(31.1)	(23.8)
Amortization	(58.6)	(53.1)	(38.5)	(32.1)	(25.1)
Restructuring costs	(16.3)	(17.6)	(9.2)	-	-
Gain on disposals of assets	0.2	4.1	3.3	2.4	1.9
Fair value adjustment	-	(14.3)	-	(12.8)	-
Operating income	111.5	108.9	88.1	110.1	91.3
Debt settlement costs	-	(2.0)	(19.7)	(12.5)	-
Financing charges
Interest expense	(43.9)	(32.9)	(30.6)	(31.1)	(42.3)
Other	(10.1)	(5.4)	0.8	(4.5)	(6.5)
Earnings from continuing operations before taxes and undernoted items	57.5	68.6	38.6	62.0	42.5
Non-controlling interest	(0.1)	(0.3)	-	-	-
Gain on sale of long-term investments	37.6	-	-	-	-
Equity in earnings of associated companies	6.6	5.5	3.9	2.3	1.1
Income tax (provision) recovery	(10.9)	(27.6)	9.7	2.2	(4.9)
Net earnings from continuing operations	90.7	46.2	52.2	66.5	38.7
Net earnings (loss) from discontinued operations	-	10.3	(0.3)	-	-
Net earnings	$90.7	$56.5	$51.9	$66.5	$38.7

Per Share Data:
Basic
Net earnings from continuing operations	$2.16	$1.10	$1.26	$1.60	$1.17
Net earnings (loss) from discontinued operations	-	0.25	(0.01)	-	-
Net earnings	2.16	1.35	1.25	1.60	1.17
Diluted
Net earnings from continuing operations	1.97	1.01	1.16	1.48	1.07
Net earnings (loss) from discontinued operations	-	0.22	(0.01)	-	-
Net earnings	1.97	1.23	1.15	1.48	1.07
Dividends per participating voting share	0.40	0.30	0.25	0.10	-
Dividends (in US $) per share (ii)	0.34	0.24	0.19	0.06	-

Weighted average shares outstanding in (000)	42,708	42,673	42,122	41,456	32,929

Other Financial Data (iii):
Revenue - 2006 and 2005
Operating segments
Global Operations	$330.9	$292.1
European Operations	520.4	530.9
Heli-One	160.1	143.8
	1,011.4	966.8
Corporate and other	0.1	0.4
Total revenue	$1,011.5	$967.2

	As at and for the fiscal year ended April 30
	2006	2005	2004	2003	2002
		(i)	(i)	(i)	(i)
	(in millions of Canadian dollars except per share amounts)
Other Financial Data (iii) (cont’d):
Revenue - 2004, 2003 and 2002
Helicopter operations
Europe			$482.1	$508.7	$447.0
International			191.8	184.8	167.5
Schreiner (iv)			32.4	-	-
Composites			7.0	6.4	-
			713.3	699.9	614.5
Repair and overhaul			58.1	63.0	43.6
Total revenue			$771.4	$762.9	$658.1

Segment EBITDAR - 2006 and 2005 (v)
Operating segments
Global Operations	$90.9	$87.3
European Operations	107.5	110.8
Heli-One	235.1	234.8
	433.5	432.9
Corporate and other	(27.7)	(32.1)
	$405.8	$400.8

Segment EBITDA - 2004, 2003 and 2002 (vi)
Helicopter operations
Europe			$72.1	$89.3	$62.5
International			23.4	35.3	22.6
Schreiner			3.4	-	-
Composites			(2.0)	(3.2)	-
			96.9	121.4	85.1
Repair and overhaul			55.4	52.8	53.6
Corporate and other			(19.7)	(21.5)	(24.2)
			$132.6	$152.7	$114.5

Total capital asset additions (vii)	$307.2	$251.6	$170.6	$58.1	$44.0
Ratio of earnings to fixed charges (viii)	1.9x	1.9x	1.7x	1.9x	1.5x

Balance Sheet Data:
Working capital (ix)	$147.8	$111.3	$127.7	$131.6	$201.4
Total assets	1,678.3	1,686.7	1,527.6	1,106.7	1,125.4
Total debt	625.0	627.1	514.0	321.3	424.8
Total liabilities	1,187.6	1,226.6	1,108.3	726.3	822.3
Capital stock	240.2	239.5	238.4	237.0	236.0
Shareholders’ equity	490.7	460.1	419.3	380.4	303.1

Amounts under US GAAP
Operating Data:
Revenue	$1,011.5	$967.2	$771.4	$762.9	$658.1
Direct and general and administrative costs	823.1	782.4	637.7	613.8	550.0
Amortization	58.6	53.1	38.5	32.1	25.1
Financing charges	7.6	43.1	53.2	18.9	48.8
Net earnings	130.6	49.1	34.0	87.6	43.5

	As at and for the fiscal year ended April 30
	2006	2005	2004	2003	2002
		(i)	(i)	(i)	(i)
	(in millions of Canadian dollars except per share amounts)
Amounts under US GAAP
Operating Data (cont'd):
Per Share Data:
Basic earnings per share	$3.11	$1.17	$0.82	$2.11	$1.32
Diluted earnings per share	2.84	1.06	0.74	1.95	1.20
Dividends per participating voting share	0.40	0.30	0.25	0.10	-
Dividends (in US $) per share (ii)	0.34	0.24	0.19	0.06	-

Weighted average shares outstanding in (000)	42,708	42,673	42,122	41,456	32,929

Balance Sheet Data:
Working capital (ix)	$149.7	$108.3	$128.8	$145.9	$203.6
Total assets	1,679.8	1,685.8	1,528.5	1,073.9	1,107.4
Total debt	625.3	627.6	515.0	322.2	424.8
Total liabilities	1,230.5	1,289.9	1,113.6	724.0	820.6
Capital stock	240.2	239.5	238.4	237.0	236.0
Shareholders’ equity	449.3	395.9	414.9	349.9	286.8

(i)	Reclassified and restated. See Note 4 to our audited consolidated financial statements included elsewhere in this Annual Report.
(ii)	Amounts have been converted to US dollars at the average exchange rate for the period as provided below.
(iii)
Comparative information has been reclassified and restated to reflect the reclassification and restatements as noted in (i), except that the segment information for the years ended April 30, 2004, 2003 and 2002 has not been presented under the current organizational structure as accurate estimates to reflect certain lease, power by the hour and associated transactions between the Company’s operating segments could not be made.

(iv)	Schreiner helicopter operations revenue includes some repair and overhaul revenue.
(v)	Segment EBITDAR is defined as segment EBITDA before aircraft leases and associated costs.
(vi)	Segment EBITDA is revenue less operating expenses allocated to each of our segments. See Note 25 to our audited consolidated financial statements included elsewhere in this Annual Report.
(vii)	Total capital asset additions include all asset acquisitions, including aircraft, as well as helicopter major inspection and helicopter component expenditures during the period.
(viii)
For the purpose of this calculation "earnings" is defined as earnings before income taxes and undistributed earnings from equity investees. Fixed charges consist of interest and an estimated portion of aircraft lease expense representative of the interest factor.

(ix)	Working capital consists of current assets less current liabilities, excluding the current portion of debt obligations.

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

	Year ended April 30,
	2006 US$	2005 US$	2004 US$	2003 US$	2002 US$
Exchange rate at the end of period	0.8926	0.7957	0.7293	0.6975	0.6377
Average exchange rate during period	0.8499	0.7891	0.7445	0.6498	0.6370
High exchange rate during period	0.8926	0.8493	0.7880	0.6975	0.6636
Low exchange rate during period	0.7872	0.7158	0.7032	0.6264	0.6179

The following table sets forth, for the periods indicated, the monthly high and low US dollar exchange rates based on the high and low noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The rates quoted are the number of United States dollars per one Canadian dollar.

	Month ended
	August 31, 2006 US$	July 31, 2006 US$	June 30, 2006 US$	May 31, 2006 US$	April 30, 2006 US$	March 31, 2006 US$
High	0.9037	0.8999	0.9098	0.9100	0.8926	0.8834
Low	0.8840	0.8760	0.8896	0.8903	0.8534	0.8531

We report our financial results in Canadian dollars and, unless otherwise indicated, references herein to "dollars", "$" or "CDN" are to Canadian dollars. Except where otherwise specifically noted, all amounts stated in US dollars are included for convenience and are stated as a matter of arithmetical computation only. Except where otherwise specifically noted, US dollar amounts are based on the April 30, 2006 noon buying rate for cable transfers of the Canadian dollar in New York City of US $0.8926 as certified for customs purposes by the Federal Reserve Bank of New York. These amounts should not be construed as representations that the Canadian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at these rates. These rates differ from some of the rates used in the preparation of our financial statements included in this Annual Report and therefore US dollar amounts used herein may differ from corresponding actual US dollar amounts that were translated into Canadian dollars in the preparation of these financial statements. On September 6, 2006 the noon buying rate for a Canadian dollar was US $0.9048.

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

Our operations are largely dependent upon the level of activity in the oil and gas industry

To varying degrees these activity levels are affected by trends in oil and gas prices. Historically, the prices for oil and gas have been volatile and are subject to wide fluctuations in response to changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond our control. We cannot predict future oil and gas price movements. Any prolonged reduction in oil and gas prices could depress the level of helicopter activity in support of exploration and, to a lesser extent, production activity and, therefore, have a material adverse effect on our business, financial condition and results of operations. For the fiscal year ended April 30, 2006 revenue generated by helicopter transportation services for the oil and gas industry was 69% of our total revenue, unchanged from the previous fiscal year.

If oil and gas companies undertake cost reduction measures there may be an adverse effect on our business

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

Our overall operations are highly dependent upon the level of activity in the North Sea

Approximately 66% of our oil and gas based revenues for the fiscal year ended April 30, 2006 were derived from our helicopter support services to customers operating in the North Sea. If activity in oil and gas production and exploration in the North Sea declines, our business, financial condition and results of operations would be materially and adversely affected.

Many of the markets in which we operate are highly competitive, which may result in a loss of market share or a decrease in revenue or profit margins

Contracting for helicopter services is usually done on the basis of competitive bidding among those having the necessary equipment and resources. In our medium and heavy helicopter operations, for which helicopters comprising 96% of our helicopter fleet at April 30, 2006 are used, we compete against a number of helicopter operators including Bristow Group Inc. (“Bristow”), which is the other major global commercial helicopter operator, and other local and regional operators. In addition, many of our customers in the oil and gas industry have the financial ability to perform their own helicopter flying operations in-house should they elect to do so.

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

Helicopter operations involve risks that may not be covered by our insurance or may increase the cost of our insurance

The operation of helicopters involves some degree of risk. Hazards, such as aircraft accidents, adverse weather and marine conditions, collisions and fire, are inherent in furnishing helicopter services and can cause personal injury and loss of life, severe damage to and destruction of property and equipment, and suspension of operations. Our inability to renew our liability insurance coverage or the loss, expropriation or confiscation of, or severe damage to, a large number of our helicopters could adversely affect our operations and financial condition. We believe we are adequately covered by insurance in light of our historical need for insurance coverage. The events of September 11, 2001 caused a worldwide increase in insurance rates, particularly in the business in which we operate, and restricted the ability of operators to acquire war liability coverage above certain limits. As a result of these and other factors, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we consider reasonable. Furthermore, we are not insured for loss of profit or use of our helicopters. We maintain a flight safety organization that is responsible for ensuring compliance with safety standards within our organization and the requisite proficiency among flight crews. Our safety organization is responsible for training flight crews, conducting regular safety audits and seminars for all flight personnel, and generally ensuring safe operating techniques and standards consistent with Canadian and other government regulations and customer requirements. In addition, aviation regulatory bodies and customers conduct safety audits to ensure that our standards meet their requirements.

If we are unable to maintain required government-issued licenses for our operations, we will be unable to conduct helicopter operations in the applicable country

Europe

49% of our revenue for the fiscal year ended April 30, 2006 originated from helicopter flying services from our European based operations (UK, Norway, Denmark, the Netherlands and Ireland). To operate helicopters in the UK and in the UK sector of the North Sea, an operator must be licensed by the UK Civil Aviation Authority. Under applicable European law, an operator must be "effectively controlled" and "majority owned" by nationals of Member States of the European Union (or the European Economic Area) to maintain its license. Our UK operating subsidiary, CHC Scotia Limited (“Scotia”), has been licensed to operate helicopters by the UK Civil Aviation Authority on the basis that we are (and therefore Scotia is) majority owned and controlled by European Nationals because our Executive Chairman, Mr. Craig L. Dobbin, a citizen of both Canada and Ireland (a Member State of the European Union), holds a sufficient number of securities of CHC. However, the UK Secretary of State (generally acting upon the advice of the UK Civil Aviation Authority) may revoke the license held by Scotia or effectively require us to dispose of our interests in Scotia if at any time we do not satisfy applicable nationality requirements. In 1994, two UK competitors of CHC alleged that we did not satisfy these requirements and that, as a result, Brintel Helicopters Limited (“Brintel”), our only UK helicopter operation at the time, was not entitled to maintain its operating license. Although discussions and correspondence with the European Commission, the United Kingdom Department of Environment, Transport and the Regions and the UK Civil Aviation Authority confirmed that the issuance of ordinary shares to Mr. Dobbin in December 1997 allowed us to satisfy the nationality requirements, this will not necessarily preclude further challenges of Scotia's right to maintain its operating license on this or any other basis. Further, Scotia's eligibility to maintain its license could be adversely affected if Mr. Dobbin were to dispose of the shares he holds in CHC, if his percentage ownership of CHC were to otherwise decrease, or if he were to die and no alternative arrangement acceptable to the UK Civil Aviation Authority were implemented.

Our Danish, Irish and Dutch subsidiaries are subject to the same European Union nationality requirements as Denmark, Ireland and the Netherlands are all member states of the European Union. The Dutch Civil Aviation Authority advised us in writing prior to our acquisition of Schreiner Luchtvaart Groep B.V. (“Schreiner”) that Schreiner was in compliance with applicable European ownership and control requirements and, based on information provided by us, would continue to be so following its acquisition by us. In accordance with Dutch Civil Aviation procedures, we were required to submit certain information regarding our ownership and control to the Dutch Civil Aviation Authority following our acquisition of Schreiner to formally demonstrate that our flying subsidiary in the Netherlands, CHC Helicopters Netherlands B.V., continues to meet the European ownership and control requirements. We have submitted the required information to the Dutch Civil Aviation Authority. We believe that we are currently “majority owned” and “effectively controlled” within the meaning of European Union and European Economic Area licensing requirements. However, it may be difficult to establish with certainty that we are majority owned by European nationals, given the difficulty of establishing the beneficial ownership of shares held through depositories and nominees.

Our Norwegian flying subsidiary, CHC Helikopter Service AS (“HSG”), is subject to substantially the same European Union nationality requirements with regard to ownership and control as are our other European subsidiaries due to Norway’s status as a Member State of the European Economic Area, and the agreement between the European Union and the European Economic Area harmonizing aviation relations between the two. On May 9, 1999, in response to objections initiated by the previous management of HSG, the Norwegian Ministry of Transport confirmed in writing that it had adopted the same position as the UK Civil Aviation Authority with regard to CHC's satisfaction of the European Union (and European Economic Area) nationality requirements and therefore would not challenge HSG's eligibility to hold helicopter operating licenses in Norway after our acquisition of HSG.

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

Australia

Civil aviation in Australia is governed by the Civil Aviation Act, 1988, and regulations made thereunder. To operate an aircraft in Australia, it must be registered with the Australian Civil Aviation Safety Administration and a valid Certificate of Airworthiness must be obtained, be valid and in effect. The operation of an aircraft for a commercial purpose into, out of or within Australian territory can only be undertaken as authorized by an air operator certificate. Our ability to offer our helicopter transportation services in Australia is dependent on maintaining these certificates.

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

Other Countries

Our operations in other foreign countries are regulated to various degrees by their governments and must be operated in compliance with those regulations and, where applicable, in accordance with our international air service licenses and air operator certificates. These regulations may require us to obtain a license to operate in that country, may favour local companies or require operating permits that can only be obtained by locally registered companies and may impose other nationality requirements. Although we have operated in most of these countries for a number of years, we cannot assure you as to what foreign governmental regulations may be applicable in the future to our helicopter operations. In addition, we operate in association with local parties in many of these other foreign countries.

Our international operators may suffer due to political, economic and regulatory uncertainty

A substantial portion of our revenue in recent years has been attributable to operations outside North America and Europe by our Global Operations segment. 34% of revenue for our fiscal year ended April 30, 2006 was generated from these operations. Risks associated with some of our Global Operations include war and civil disturbances or other events that may limit or disrupt markets, expropriation, requirements to award contracts, concessions or licenses to nationals, international exchange restrictions and currency fluctuations, changing political conditions, licensing requirements and monetary policies of foreign governments. Any of these events could materially adversely affect our ability to provide services to our international customers. Certain of our helicopter leases and certain of our loan agreements impose limitations on our ability, including requiring the prior approval of the lessor or the lender, to locate particular helicopters in certain countries. We cannot assure you that these limitations will not affect our ability to allocate resources in the future.

Fluctuations in currencies may make it more costly for us to pay our debt

We prepare our financial statements in Canadian dollars. However, a significant portion of revenue and operating expenses are denominated in the functional currencies of our principal foreign operating subsidiaries which consist primarily of pound sterling, Norwegian kroner, US dollars, Australian dollars, South African rand and euros. In addition, certain revenue and operating expenses are transacted in currencies other than the functional currencies of these subsidiaries. The foreign exchange impact on revenue and segment EBITDAR is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”); and (ii) foreign exchange on the translation of foreign denominated transactions into the functional currencies of the subsidiaries (“transaction impact”).

The total unfavourable foreign exchange impact on revenue for fiscal 2006 was $98.4 million. This consisted of an unfavourable translation impact of $97.4 million and a $1.0 million unfavourable transaction impact.

The total unfavourable foreign exchange impact on segment EBITDAR for fiscal 2006 was $25.7 million. This consisted of an unfavourable translation impact of $26.1 million and a favourable transaction impact of $0.8 million.

The total unfavourable foreign exchange impact on operating income for fiscal 2006 was $13.4 million. This consisted of an unfavourable translation impact of $14.3 million and a favourable transaction impact of $0.9 million.

Our overall approach to managing foreign currency exposures includes identifying and quantifying exposures and putting in place the necessary financial instruments to manage the exposure. We operate under a corporate policy that restricts us from using any financial instrument for speculative or trading purposes. The policy provides that we may participate in derivative transactions only with Schedule I Canadian chartered banks or other financial institutions with an “A” credit rating.

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

We may experience work stoppages that could cause disruptions in our operations

We are party to the following collective labour agreements:

•
In Norway our pilots have a two-year collective agreement that expired April 30, 2006. Ground staff and engineers had a central agreement that expired March 31, 2006 and a local agreement that expires on September 30, 2006. Negotiations are currently being held with each of these groups. Repair and overhaul employees had central agreements that expired on March 31, 2006. There are also two-year local agreements with the repair and overhaul employees that expire on September 30, 2006.

•	In the UK, we have a collective agreement with our pilots and a separate agreement with our engineers and other ground staff, both of which expire on June 30, 2010.

•	In Denmark, we have a multi-year collective agreement with our pilots that expires on June 30, 2007, and separately with our engineers and ground staff that expires June 30, 2007.

•	In Ireland, we had collective pay agreements in place with our pilots, aircrew and engineers that expired on April 30, 2006. Negotiations are currently being held with all three groups.

•
In Australia, we have a collective agreement with our pilots that will expire on May 1, 2008 and a collective agreement with our aircrew which will expire on August 21, 2008. Our engineers’ agreement in Australia expired August 31, 2005, with negotiations ongoing for a new agreement.

•	In the Netherlands, we have two collective agreements with our pilots which expire on April 30, 2009. The ground staff and general administrative staff collective agreement expires on April 30, 2008.

•	We also have a collective agreement with certain of the employees at CHC Composites Ltd. (“Composites”) that expires on October 15, 2006.

Employees at our other helicopter operations are not unionized.

During the past three years there have been some short-term national strikes in Nigeria that have had no significant impact on our Nigerian operations.

Our operations in the Netherlands are subject to the Netherlands Work Council Act and must seek the advice of the Netherlands Work Council prior to implementing a variety of decisions. We cannot assure you that we will not experience strikes, lockouts or other significant work stoppages in the future or that our relationship with our employees will continue to be good, either of which may adversely affect our business, financial condition and results of operations.

We are controlled by our principal shareholder who can determine the outcome of matters to be decided by our shareholders

As of April 30, 2006, Mr. Dobbin, directly and indirectly through Discovery Helicopters Inc. (“Discovery”) and O.S. Holdings Inc., beneficially owned 6.8% of our Class A Subordinate Voting Shares (which are entitled to one vote per share), 94.8% of our Class B Multiple Voting Shares (which are entitled to 10 votes per share) and all of our Ordinary Shares (which are entitled to one vote per 10 shares), representing in the aggregate 61.7% of the voting power on matters put before our shareholders.

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

If our Norwegian operating subsidiaries incur substantial operating losses, they may be subject to liquidation under Norwegian law

The corporate law under which our Norwegian subsidiaries operate differs from Canadian and US law in a number of areas, including with respect to corporate liquidation. Under Norwegian law, if the losses of any of our Norwegian subsidiaries reduce that subsidiary's equity to an amount less than 50% of its share capital or the equity of the subsidiary becomes inadequate compared to the risks and the size of the subsidiary's business, the directors of the subsidiary would be obligated by law to convene a general shareholders' meeting to resolve to balance the amount of such equity and share capital by either:

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

If the assets in our pension plans are not sufficient to meet the plans’ obligations, we may be required to make substantial cash contributions and our liquidity may be adversely affected

We sponsor funded and unfunded defined benefit pension plans for our employees principally in Canada, the UK, the Netherlands and Norway. As of April 30, 2006, there was a $28.0 million funding deficit related to our various defined benefit pension plans which require ongoing funding by us and a $46.2 million obligation related to our various unfunded plans.

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

We are subject to many different forms of taxation in various jurisdictions throughout the world, including but not limited to income tax, withholding tax, commodity tax and social security and other payroll related taxes, which may lead to disagreements with tax authorities regarding the application of tax law

Tax law and administration is extremely complex and often requires us to make subjective determinations. The computation of income, payroll and other taxes involves many factors, including the interpretation of tax legislation in various jurisdictions in which we are subject to ongoing tax assessments. The tax authorities in the various jurisdictions where we carry on business may not agree with the determinations that are made by us with respect to the application of tax law. Such disagreements could result in lengthy legal disputes and, ultimately, in the payment of substantial amounts of tax, interest and penalties and have a material effect on our results of operations.

Our estimate of tax related assets, liabilities, recoveries and expenses incorporates significant assumptions. These assumptions include, but are not limited to, the tax rates in various jurisdictions, the effect of tax treaties between jurisdictions, taxable income projections, and the benefits of various restructuring plans. To the extent that such assumptions differ from actual results, we may have to record additional income tax expenses and liabilities, including interest and penalties.

We are exposed to risks from legislation requiring companies to evaluate internal controls over financial reporting

Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”) requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. This requirement will become effective for the year ended April 30, 2007.

We expect to continue to incur significant expenses and to devote additional resources to SOX 404 compliance on an ongoing basis. In addition, it is difficult for us to predict how long it will take to complete the assessment of the effectiveness of our internal controls over financial reporting each year and we may not be able to complete the process on a timely basis. In the event that our chief executive officer, chief financial officer or independent registered public accounting firm determine that our internal controls over financial reporting are not effective as defined under SOX 404, we cannot predict how regulators will react or how the market prices of our shares will be affected.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

CHC Helicopter Corporation was formed by amalgamation on July 31, 1987 under the Canada Business Corporations Act. Our registered office is 34 Harvey Road, 5th Floor, St. John’s, Newfoundland and Labrador, Canada, A1C 5V5. Our head office is 4740 Agar Drive, Richmond, British Columbia, Canada, V7B 1A3 (telephone number 604-276-7500). Our internet website address is located at http://www.chc.ca.

In the United States, our agent for service of process is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York, 10011 (telephone number 1-800-223-7567).

We were created in 1987 as a holding company to combine the operations of Sealand Helicopters Limited and Toronto Helicopters Limited (both of which were Canadian companies controlled by Mr. Craig L. Dobbin, Executive Chairman of the Company and a principal shareholder) and to acquire Okanagan Helicopters Ltd., a Canadian company that operated 125 helicopters at the time of its acquisition. Since our formation, we have grown internally as well as through acquisitions; the most significant of which were the acquisition in 1988 of the majority of the assets of Ranger Helicopters Limited, which was then operating 37 helicopters; the acquisition in 1989 of all the outstanding shares of Viking Helicopters Limited, which was then operating 60 helicopters; the acquisition in 1993 and 1994 of all the outstanding shares of Brintel, which was then operating approximately 25 heavy helicopters; the acquisition in August 1999 of all the outstanding shares of HSG, which was then operating 115 helicopters; and the acquisition in February 2004 of all the shares of Schreiner which was then operating 43 aircraft. Since that date we have acquired a number of smaller operations as noted below.

PRINCIPAL ACQUISITIONS, DISCONTINUED OPERATIONS AND CAPITAL EXPENDITURES

Acquisitions

During the fourth quarter of fiscal 2006, we entered into discussions with two unaffiliated private equity firms regarding a potential acquisition of the Company. These discussions terminated with no offer being made to the shareholders.

During fiscal 2006, we purchased the remaining 40% non-controlling interest in Aero Turbine Support Ltd. (“ATSL”). The acquisition supports Heli-One’s strategic expansion objectives for global helicopter support.

On December 8, 2005, we exercised our option to acquire an equity position in BHS-Brazilian Helicopter Services Taxi Aereo Ltda. (“BHS”). BHS is one of the largest helicopter operators in the Brazilian offshore sector. Closing is expected to take place in the second quarter of fiscal 2007.

On January 13, 2005, we acquired the assets and capabilities of Coulson Aero Technologies Ltd. (“Coulson”), a British Columbia based helicopter component and turbine engine maintenance repair and overhaul (“MRO”) provider.

On September 23, 2004, we acquired a majority of the shares of ATSL. ATSL is an aircraft engine repair and overhaul company servicing General Electric CT58/T58 and Pratt & Whitney Canada, PT6T turboshaft engines.

On August 17, 2004, we acquired 100% of the shares of Multifabs Survival Ltd. (“Multifabs”), an Aberdeen based company specializing in the production of cold water survival suits for military forces, emergency services and offshore oil and gas companies around the world.

On March 5, 2004, we completed the acquisition of UK-based Whirly Bird Services Limited (“Whirlybird”). Whirlybird is a global supplier of survival suits and related aircraft passenger survival equipment.

On February 16, 2004, we completed the acquisition of Schreiner, located in the Netherlands, for total consideration of $143.9 million (€87.1 million), including the settlement of $41.5 million (€25.2 million) of Schreiner’s debt. At April 30, 2004 Schreiner’s fleet of 38 aircraft consisted of 28 helicopters and 10 fixed-wing aircraft. In addition, Schreiner operated nine aircraft belonging to its 40% owned equity investee in Nigeria.

Discontinued operations

CHC Composites Inc. (“Composites”) was reclassified to continuing operations in the Heli-One segment for the year ended April 30, 2006 as we did not receive an acceptable offer for Composites while this business was held for sale. During the period that Composites was held for sale, the assets and liabilities of this business were measured using discounted future cash flows at the lower of their carrying amounts and their estimated fair value less cost to sell. As a result, a fair value adjustment of $14.3 million was recorded in fiscal 2005, allocated to property and equipment ($11.4 million) and other long-term assets ($2.9 million). This fair value adjustment is now reflected in operating income in fiscal 2005.

Capital Expenditures

Total capital asset additions include all asset acquisitions, including aircraft, as well as helicopter major inspection expenditures. Capital asset additions of $283.6 million during the year ended April 30, 2006 comprised of (i) $177.2 million for the purchase of 20 helicopters, including 12 that were subsequently leased through sale-leaseback transactions, (ii) $12.6 million for aircraft modifications, (iii) $67.1 million for major spares and repairable parts, (iv) $3.6 million in connection with the construction of buildings and hangars; and (v) 23.1 million for ground equipment, vehicles, a simulator and office furniture and fixtures. We also spent $23.6 million on helicopter major inspections. Proceeds on disposal of capital assets were $219.5 million for the year ended April 30, 2006.

Subsequent to fiscal 2006, we announced the establishment of a new helicopter maintenance, repair and overhaul facility at Boundary Bay Airport in Delta, BC, Canada, approximately 20 kilometres southeast of Vancouver, British Columbia. Heli-One will establish a 235,000 square-foot facility including aircraft hangar, workshops and office space, with completion anticipated in October 2007. This new facility will support a wide range of components, engines and aircraft types including AgustaWestland, Bell, Eurocopter and Sikorsky.

We will invest approximately $30 million in establishing the new facility, which will allow Heli-One to provide total helicopter support and improved efficiency for our rapidly expanding fleet of aircraft and for third-party customers around the world. The facility will consolidate Heli-One’s existing workshops and facilities in the Vancouver area, and create additional capacity. This new facility will complement Heli-One’s major European Repair and Overhaul centre in Stavanger, Norway, which specializes in tip-to-tail support of Eurocopter aircraft.

Capital asset additions of $236.0 million were incurred during the year ended April 30, 2005. Of this amount, (i) $149.0 million related to the purchase of 20 helicopters including four that were subsequently leased through sale-leaseback transactions, (ii) $21.6 million for aircraft modifications, (iii) $44.4 million for major spares and repairable parts, and (iv) $21.0 million related to other property and equipment. We also spent $15.5 million on helicopter major inspections. Proceeds on disposal of capital assets were $90.9 million for the year ended April 30, 2005.

Capital asset additions of $161.3 million were incurred during the year ended April 30, 2004. Of this amount, (i) $80.8 million related to the purchase of 12 helicopters, including five that were subsequently leased through sale-leaseback transactions, (ii) $18.2 million for aircraft modifications, (iii) $44.4 million for major spares and repairable parts, and (iv) $17.9 million related to other property and equipment. We also spent $9.2 million on helicopter major inspections. Proceeds on disposal of capital assets were $126.9 million for the year ended April 30, 2004.

INDUSTRY OVERVIEW

Helicopters first came into widespread commercial use in the oil and gas industry for transporting personnel and supplies to offshore oil rigs and remote onshore areas. Over the years, the use of helicopters has expanded into many other areas where urgency or difficulty of access justifies the cost. Although the oil and gas industry still accounts for a substantial portion of the demand for helicopter services worldwide, helicopters have been used for a variety of purposes for several decades, including forestry, mining, search and rescue, emergency medical services, construction, and recreation.

The level of worldwide offshore oil and gas exploration and production has traditionally influenced demand for helicopter transportation services. Exploration activities are sensitive to changes in oil and gas prices, whereas production activities are generally more stable. For the fiscal year ended April 30, 2006, approximately 69% of our total revenue was derived from oil and gas activity (fiscal 2005 - 69%). We expect technology improvements to allow oil and gas exploration and production companies to pursue opportunities farther offshore, increasing demand for helicopter transportation services, particularly for modern helicopters, which generally have a greater range and passenger capacity. We also expect new exploration and production activity to occur in already producing regions and in currently non-producing regions of Africa, Asia, South America, the Caspian Sea, Australia, the North Sea and Eastern Canada. We believe this increase in activity will result in increased global demand for helicopter transportation services.

The North Sea is the largest producing offshore oil and gas market in the world and continues to experience strong growth in rig demand. Rig utilization in the North Sea rose above 90% in May 2006 for a new high in recent history. Projected utilization rates have also risen, indicating the market will likely remain strong through 2007. In addition to new smaller oil and gas producers targeting the North Sea, large companies are expanding their activities and upgrading production facilities to extend field production life. The market’s buoyancy is also prompting an increase in new-build contracts. We believe the need for transportation services will increase as activity in the North Sea continues to increase from current levels.

We expect further increased demand for helicopter services as a result of the UK government’s decision to privatize eight additional coastguard bases commencing in 2012 for a period of 20-30 years. Contract bidding begins in 2008.

To effectively compete on a global basis for helicopter transportation service contracts, we believe a helicopter service provider needs to have:

•	an established brand name;
•	a strong track record of providing high quality, safe and reliable service;
•	a large, diversified fleet of helicopters to accommodate various customer requirements;
•	a highly skilled and dedicated team of pilots, engineers and support staff;
•	a cost structure that allows the provision of services at competitive prices;
•	an effective capital structure that permits financing of new aircraft;
•	a broad network of regional bases to cost-effectively bid for new contracts in most areas of the world as opportunities arise; and
•	familiarity with a variety of local business practices and regulations around the world and established local joint venture partnerships and strategic customer alliances.

We believe we possess all of these characteristics.

BUSINESS OVERVIEW

General

We are the world’s largest global commercial helicopter operator. We, through our subsidiaries, have been providing helicopter services for more than 50 years and currently operate in over 30 countries, on all seven continents and in most of the major offshore oil and gas producing regions of the world. Our major operating units are based in the United Kingdom, Norway, the Netherlands, South Africa, Australia and Canada. We provide helicopter transportation services to the oil and gas industry for production and exploration activities through our European and Global Operations segments. Our Heli-One segment is the world’s largest independent helicopter support company, providing repair and overhaul services, aircraft leasing, integrated logistics support, helicopter parts sales and distribution, safety and survival equipment and other related services to our flight operations and third-party customers around the world. We also provide helicopter transportation services for emergency medical services and search and rescue activities (“EMS/SAR”) and ancillary services such as flight training.

We provide helicopter transportation services to a broad base of independent and state-owned oil and gas companies, transporting personnel and, to a lesser extent, parts and equipment, to offshore production platforms, drilling rigs and other facilities. In general, we target opportunities with long-term contracts and customers who require sophisticated medium and heavy helicopters operated by highly trained personnel. We are a market leader in most of the regions we serve, with an established reputation for high quality and reliable service. We are the largest operator in the North Sea, one of the world’s largest oil producing regions, and a global operator servicing the oil and gas industry in South America, Africa, Australia, Asia and north-eastern North America. For the fiscal year ended April 30, 2006, revenue generated by helicopter transportation services for the oil and gas industry was approximately 69% of our total revenue, unchanged from the previous fiscal year.

We believe that our repair and overhaul and flight training capabilities reduce our costs and give us control over the quality and timeliness of our maintenance and training. We believe that these capabilities enhance our competitive position, further diversify our revenue and solidify our worldwide reputation as a full-service, high-quality helicopter operator. Furthermore, we believe that our repair and overhaul capabilities provide us with a source of relatively stable third-party revenue.

Our global customer base consists of a broad range of oil and gas companies and governmental bodies and includes operating subsidiaries of, and government bodies in:

Agip	DeBeers	Ireland
Apache	Exxon Mobil	Royal Dutch/Shell Group
Bp	Kerr-McGee	Statoil
Chevron	Maersk	TotalFinaElf
Commonwealth of Australia	Norsk Hydro	Unocal
ConocoPhillips	Premier

Competitive Strengths

We believe that we have the following competitive advantages:

•
Global Coverage. We currently provide helicopter transportation services in over 30 countries and on all seven continents. This broad geographic coverage and an efficient management structure enable us to respond quickly and cost effectively to customer needs and new business opportunities while adhering to local market regulations and customs. Since new contract start-up costs and base set-up costs can represent a significant portion of operating expenses, our global network of bases allows us to reallocate equipment and crews efficiently and bid on new contracts at competitive rates. Additionally, as multinational oil and gas companies seek service providers that can provide one standard of service in many locations around the world, our geographic coverage makes us one of only two global providers that can effectively compete for many of these contracts.

•
Focus on Safety. In over 50 years of operations, we have developed sophisticated safety and training programs and practices that have resulted in a strong safety record. During the year we led the industry with the implementation of a single Safety Management System worldwide. We continue to meet or exceed the stringent safety and performance audits that are conducted by our customers. Our advanced flight training facility in Norway provides a wide variety of training services to our employees as well as third-party civil and military organizations around the world. Providing these advanced training services enhances our global reputation for leadership and excellence in helicopter services.

•
Low Cost Operator. We believe that we have significant cost advantages over our competitors with respect to our medium and heavy helicopter services, which increase our likelihood of winning new contracts. We believe that our economies of scale and in-house repair and overhaul and training capabilities give us a cost advantage over competitors who must incorporate higher third-party repair and overhaul costs into their contract bids.

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

•
Large, Modern and Diversified Fleet of Helicopters. To meet the diverse operational requirements of our customers, we operate a large fleet that includes some of the most sophisticated helicopters in the world. We have led the industry in fleet renewal with aircraft sought after by customers for their superior performance. As of April 30, 2006, we operated 233 aircraft, comprised of 82 heavy helicopters, 124 medium helicopters, nine light helicopters and 18 fixed-wing aircraft. The helicopter fleet consists of more than ten types of helicopters manufactured primarily by Eurocopter, Sikorsky, AgustaWestland and Bell. During the year we added an additional four Sikorsky S-92s for a total of six S-92s to compliment our fleet of 18 Super Puma MkIIs. These two aircraft types represent the most advanced civilian heavy helicopter types in service today.

•
Retention of Asset Value. Based on independent appraisals as of April 30, 2006 the estimated fair market value of our owned aircraft fleet was $594.7 million, exceeding our net book value by approximately $46.7 million. As well, since a significant portion of a helicopter’s value resides in its major components including engines, gearboxes, transmissions and repairable parts, which are replaced or upgraded on a regular basis, older models of helicopters that have been upgraded are capable of meeting many of the same performance standards as newer aircraft. As a result, when helicopters are sold as part of our ongoing fleet management, we often receive prices in excess of net book value.

•
In-house Repair and Overhaul Business. We believe that our repair and overhaul activities reduce our costs, diversify our revenue streams and help position us as a full-service, high-quality helicopter operator. We are a market leader in repair and overhaul capability and have the only licensed commercial engine and major component repair and overhaul facility in the world for the Eurocopter Super Puma helicopter, other than the original equipment manufacturers, and have the capability to support several other helicopter types including Eurocopter Dauphin, Sikorsky S-61 and S-76 and Bell 212/412. This capability allows us to control the quality and cost of our helicopter maintenance, repair and refurbishment.

Business Strategy

Our goal is to enhance our leadership position in the global helicopter services industry by continuing to provide value-added services to our customers while maximizing return on assets and cash flows. In our pursuit of this goal, we intend to focus on the following key initiatives:

•
Strengthen Competitive Position in Existing Markets. We intend to increase our ability to win new contracts, renew existing contracts, strengthen our existing customer relationships and enhance our competitive position by improving our focus on customer needs and reducing costs while maintaining high standards for safety and reliability. Our organizational structure means we were ideally positioned to service increased demand from existing customers and new entrants to the marketplace.

•
Growth Through Acquisition. During the year we acquired the remaining non-controlling interest in ATSL and exercised our option to acquire BHS. The acquisition of BHS is expected to be completed in the second quarter of fiscal 2007. We intend to seek out additional acquisition opportunities to further strengthen our position in existing markets and expansion into new markets.

•
Selectively Expand International Operations. We intend to capitalize on our broad geographic coverage, our long-term customer relationships and our fleet capabilities to pursue new opportunities in Africa, Asia, Brazil and other developing oil and gas regions, which are expected to be the fastest growing markets for offshore helicopter transportation services.

•
Expand the Helicopter Support Business with Heli-One. We plan to expand our repair and overhaul business by further penetrating the Super Puma major component and engine overhaul market and pursuing new opportunities in medium aircraft maintenance and military helicopter support through the development of facilities in North America. Heli-One has the capability to support, on a nose-to-tail basis, our entire fleet of over 90 Sikorsky S-61 and S-76 aircraft and to compete for helicopter work for a worldwide fleet of more than 500 aircraft in this sector. In addition to repair and overhaul Heli-One provides the following services to the helicopter industry:

•	Integrated logistics support;
•	Aircraft leasing;
•	Heavy maintenance;
•	Design and engineering;
•	Helicopter parts and distribution;
•	Inventory management; and
•	Safety and survival equipment, manufacturing and support.

•
Pursue Profitable New Business Beyond the Oil and Gas Sector. We believe that we have a competitive advantage in the EMS/SAR sectors by virtue of our experience in servicing the oil and gas industry. We believe that this advantage stems from our ability to operate sophisticated twin-engine medium and heavy helicopters with highly trained pilots in complex situations. Typically, EMS/SAR customers require the operator to meet stringent quality standards on a long-term basis, excluding from the bidding process operators that would otherwise compete primarily on the basis of price. During the year we were awarded a $215 million five-year contract from the United Kingdom Maritime and Coastguard Agency (“MCA”) for the provision of commercial search and rescue helicopter service from four bases in the UK commencing July 1, 2007.

•
Continue to Focus on Long-Term Contracts. We seek to enter into long-term contracts with our major customers in order to maximize the stability of our revenue. Revenue from operations under long-term contracts represented approximately 66% of our revenue during the last two fiscal years.

During the year we completed the consolidation of our operations into three new operating divisions; Global Operations, European Operations and Heli-One. The restructuring associated with the consolidation are now essentially complete. We are realizing savings from headcount reductions, improved fleet management, working capital management, procurement, logistics and other areas.

Industry

Helicopter Flying Operations

Helicopters in use today may be divided into two general categories. Single engine (light) aircraft, which have a passenger capacity of three to six, operate under visual flight rules (“VFR”), (daylight and good weather flying only) and can be operated with one pilot. Given their low passenger capacity and inability to fly in poor weather conditions, these aircraft are generally limited to onshore operations. In recent years, we have sold most of our operations and aircraft in this category and, at April 30, 2006, we had only nine light helicopters in our fleet.

Twin-engine (heavy and medium size) aircraft generally require two pilots, have a passenger capacity of nine to twenty-six and can operate under instrument flight rules (“IFR”), (daytime and night time flying under a variety of weather conditions). The greater passenger capacity, longer range, and ability to operate in adverse weather conditions make these aircraft more suitable than single engine aircraft for offshore support. The high cost of these larger aircraft and their limited availability tend to lessen competition from smaller operations. We operated 206 helicopters in this category (82 heavy and 124 medium helicopters) as at April 30, 2006.

Various types of helicopters are required to meet the diverse needs of the industries they serve. Medium to heavy helicopters are generally utilized to support the oil and gas, construction and forestry industries and EMS/SAR customer base. They are also used for transporting larger numbers of passengers and supplies or for lifting heavy weights, and are capable of operating during the night and in adverse weather conditions. Typically equipped with IFR equipment, medium to heavy helicopters are capable of long distance flights to offshore oil platforms. Where appropriate, specialized equipment are installed for providing emergency medical service support or for use in certain challenging environments such as the North Sea. Light to medium helicopters are used to support the utility and mining sectors, as well as certain parts of the construction and forestry industry, where transporting a smaller number of passengers or carrying light loads are required.

We contract with customers to provide aircraft for various periods of time. Contracts for helicopter services in support of oil and gas exploration activities are generally short-term, usually twelve months or less. Contracts for transport of personnel and equipment to oil and gas production sites are generally long-term with terms typically ranging from two to ten years, averaging approximately 3.5 years. Such contracts are ordinarily awarded following a competitive bidding process among pre-qualified bidders. Contracts may be based on a fixed monthly fee with an additional hourly charge for actual flight time, or solely on an hourly charge for actual flight time. Approximately 51% of our fiscal 2006 flying revenue (fiscal 2005 - 52%; fiscal 2004 - 56%) was derived from hourly charges and the remaining 49% (fiscal 2005 - 48%; fiscal 2004 - 44%) was generated by fixed monthly charges. Typically, we supply crew and maintenance personnel in addition to aircraft. However, we have a limited number of contracts under which we supply aircraft only to local helicopter operators, often in conjunction with other services. We will continue to pursue this latter type of contract as such arrangements may allow us to partner with other local operators to effectively penetrate new markets.

A substantial number of our long-term contracts contain provisions permitting early termination by the customer without penalty. However, during the last seven fiscal years, with the exception of contracts that were transferred to another operator due to the merger of oil and gas producers and contracts cancelled as a result of political instability or local unrest, no customer has exercised that right. At the expiration of a contract, customers typically solicit new bids for the next contract period. Contracts are usually awarded based on a number of factors, including price, long-term relationships, safety record of the helicopter service provider and quality of customer service. Generally, an incumbent operator has a competitive advantage in the bidding process stemming from its relationship with the customer, its knowledge of site characteristics, its understanding of the cost structure for the specific operations and its proven ability to meet service level requirements and provide the necessary aircraft and services.

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

Revenue by Industry Sector	2006		2005(i)		2004(i)
	(in millions)%		(in millions)%		(in millions)%
Oil and Gas	696.7	68.9%	667.6	69.0%	573.0	74.3%
Repair and Overhaul	131.5	13.0%	112.2	11.6%	74.1	9.6%
EMS/SAR	82.7	8.2%	84.8	8.8%	62.0	8.0%
Other	75.8	7.5%	70.5	7.3%	42.8	5.5%
Passenger Transportation	18.0	1.8%	24.7	2.6%	12.6	1.7%
Training	6.8	0.6%	7.4	0.7%	7.0	0.9%
Total	$ 1,011.5	100.0%	$967.2	100.0%	$ 771.5	100.0%

Revenue by Geographic Area	2006		2005(i)		2004(i)
	(in millions)%		(in millions)%		(in millions)%
Canada	$ 32.9	3.2%	$24.0	2.4%	$ 21.8	2.8%
United Kingdom	221.2	21.9%	248.2	25.7%	237.0	30.7%
Norway	207.1	20.5%	183.1	18.9%	184.8	24.0%
Africa	150.1	14.8%	124.4	12.9%	56.0	7.3%
Australia	64.6	6.4%	62.2	6.4%	52.5	6.8%
Denmark	28.1	2.8%	35.5	3.7%	28.2	3.7%
The Netherlands	67.2	6.6%	66.0	6.8%	15.8	2.0%
Other Asian countries	52.7	5.2%	88.5	9.2%	74.0	9.6%
Other European countries	109.1	10.8%	90.0	9.3%	80.2	10.4%
Other countries	78.5	7.8%	45.3	4.7%	21.2	2.7%
Consolidated total	$ 1,011.5	100.0%	$ 967.2	100.0%	$ 771.5	100.0%

(i)	Reclassified and restated. See Note 4 to our audited consolidated financial statements included elsewhere in this Annual Report.

European Operations

We are one of the leading providers of helicopter services in Europe. We provide services to the offshore oil and gas industry to customers located primarily in the UK, Norwegian and Danish and Dutch sectors of the North Sea. We also provide helicopter services (primarily search and rescue) in Ireland. Our primary European bases are located in Aberdeen (Scotland), Stavanger (Norway), Bergen (Norway) and Den Helder (the Netherlands) where we conduct our operations in the respective sectors of the North Sea. We operate 72 aircraft in this segment, consisting of 46 heavy and 26 medium aircraft. Included in the heavy aircraft were 33 Super Pumas, eight Sikorsky S-61N and five Sikorsky S-92 aircraft.

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

UK Operations: Our UK operations primarily service oil and gas customers in the UK sector of the North Sea, including operating subsidiaries of  ConocoPhillips, Apache, Nexen, Total, Marathon and TotalFinaElf, some of which we have serviced for more than 10 years.

Our UK operations also manage our operations in Denmark, where we signed a long-term contract in 1999 with Maersk Oil and Gas AS to provide offshore helicopter support. This contract was recently extended for one year to June 2007. During Fiscal 2006, we were awarded a five-year contract renewal (plus three one-year options) by Maersk Oil and Gas AS for the provision of helicopter transportation services in support of our oil and gas operations in the Danish sector of the North Sea beginning on July 1, 2007.

In Ireland the services of search and rescue are performed as well as oil and gas support. The Irish SAR contract was extended for two years to July 2007.Subsequent to fiscal 2006, we were awarded a contract renewal by the Irish Minister for Transport for the continued provision of Marine Search and Rescue Services in Ireland from July 2007 to July 2010, plus three option years.

There is potential for new oil and gas developments off the west coasts of Scotland and Ireland and in the North Sea off the northern coast of Norway. These opportunities are expected to lead to additional helicopter service requirements. We believe we are well positioned to compete for these new contracts as a result of: (1) our long-standing relationships with many of the major oil and gas companies which are expected to play a significant role in these projects; and (2) the need for long-range Super Puma MkIIs and Sikorsky S-92 helicopters to reach more remote regions.

Future opportunities within the search and rescue sector are being investigated with regard to providing these services within the UK

Global Operations

Our Global Operations segment provide helicopter services in over 30 countries in Africa, Asia, Australia, the Middle East, South America and offshore Canada, to customers in oil and gas, EMS/SAR and other industries. We believe that the collective international experience we have gained over the last 47 years enables us to draw upon our knowledge of local conditions to provide high levels of customer service in diverse operating environments. Our Global Operations segment consist of CHC Helicopters International, based in Vancouver, Canada; CHC Australia, based in Adelaide, Australia; and CHC Africa, based in Cape Town, South Africa. We operate 131 aircraft in this segment, consisting of 23 heavy, 84 medium, and six light aircraft as well as 18 fixed-wing aircraft.

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

CHC Helicopters International conducted business with major oil and gas companies including operating subsidiaries of Shell, bp, ExxonMobil, Unocal, Chevron, Triton and TotalFinaElf. Our strong customer relationships, established reputation, ability to operate in various environments and commitment to quality, safety and cost efficiency have proven to be extremely important in the international markets. We have been serving Unocal in Thailand for over 30 years. Since our establishment in Azerbaijan over 10 years ago, we have been working on long-term projects in the Caspian Sea with a consortium led by bp and another consortium led by TotalFinaElf and Exxon Mobil. During fiscal 2006, we were awarded a two-year contract with Malaysian Helicopter Services in support of Shell offshore operations. We are well established on the east coast of Canada, having a contract with Exxon Mobil. We also maintain contracts for ongoing work in such countries as Ecuador and Georgia, and expanded our fleet size in Malaysia. We have been able to penetrate the oil and gas industry in India and, during fiscal 2006, we were awarded a four-year contract for the lease of two Bell 412 in India. Subsequent to fiscal 2006, we were awarded, through BHS, a five-year contract for the provision of eight Sikorsky S-76C+ helicopters in support of Petrobras operations in the Brazilian offshore sector.

Our Australian operations, as well as a small portion of our Southeast Asian operations (principally East Timor), are conducted by CHC Australia, with headquarters in Adelaide, Australia. We are a leading commercial helicopter operator in Australia. Our customers include Coogee Resources and ConocoPhillips Petroleum.  In addition, we operate emergency medical services in South Australia, Western Australia, Queensland, New South Wales, the Australian Capital Territory and Victoria, perform search and rescue services for the Royal Australian Air Force, and provide various functions supporting the utility and construction industries, such as pipeline inspection.

Our African operations are headquartered in Cape Town, South Africa, with nine bases in many countries in Africa that support oil and gas exploration, as well as provide emergency medical and other services. Our African operations service a variety of customers, including Chevron, Sonair, Triton/Hess, Murphy Oil, Premier, Noble Energy, Petronas, Devon and South African Government Antarctic Expedition, among others.

Our geographic coverage enables us to serve multinational oil and gas customers on a worldwide basis. Growth in the Global Operations segment is expected to continue as new opportunities develop in Africa, Brazil and Malaysia.

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

At present, the limited supply of helicopters available for use in the offshore oil and gas industry is a competitive advantage for us. In our experience, the Super Puma and, more recently, the Sikorsky S-92 and Agusta Westland AW139 aircraft are the aircraft of choice for major oil and gas companies operating in the North Sea due to their superior maximum flying range, passenger capacity and cabin crew comfort. At present, our major competitor and we operate approximately 90% of the worldwide fleet of commercial Super Puma aircraft configured for offshore work. The manufacturers of these aircraft do not stock new aircraft. The current lead time to acquire a new Super Puma, S-92 or AW139 is approximately 18 months. During the year, the Company introduced four Sikorsky S-92 aircraft in Norway, the UK and Malaysia. The S-92 is a heavy helicopter that has similar capabilities to the Super Puma MkII.

In our international markets, services are usually provided by medium helicopters. However, as oil and gas production and exploration in the international markets move further offshore, there will be an increasing need for newer heavy helicopters.

In medium and heavy helicopter operations, we compete against a number of helicopter operators including Bristow, the other global commercial helicopter operator, and numerous local and regional operators. In addition, many of our customers in the oil and gas industry have the financial capability to perform their own helicopter flying operations in-house should they elect to do so. The technical requirements of operating helicopters offshore have increased as oil and gas activities have moved further offshore and more sophisticated aircraft are required to service the market, which increases the costs of assets required to be deployed.

Fixed-Wing Flying Operations

We also provide fixed-wing aviation services to support, directly and indirectly, oil and gas operations around the world, flying in conjunction with, or independent of, our offshore helicopter services. Fixed-wing customers include Woodside, EEPCI, Encana, COTCO, Debmar and Premier. We operate dedicated Bombardier Dash 8 series aircraft, business jets and other turbo prop aircraft, as well as Boeing 737 aircraft. We had 18 fixed-wing aircraft in our fleet as at April 30, 2006.

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

Our Heli-One segment is the world’s largest independent helicopter support company. Heli-One provides comprehensive capability for repair, overhaul, modification and testing of dynamic components, including S61 and S76, Bell 206, 205, 212 and 412 and all Super Puma AS332/532 models. Heli-One’s major servicing facilities in North America and Europe provide engine overhaul servicing. Heli-One, Norway specializes in nose-to-tail support of the AS332 Super Puma and overhaul of the Makila 1A/1A1/1A2 engines. Heli-One, Vancouver, including ATSL, specializes in nose-to-tail support of the S61 and S76 and overhauls of the General Electric CT58/T58 gas turbine engines and Pratt & Whitney Canada PT6T turboshaft engines. Heli-One provides low cost repair and overhaul services to internal customers and to third-party customers around the world.

Heli-One is also able to provide to its customers integrated logistics support, providing 24-hour service, covering all scheduled and unscheduled repair and overhaul for engines, dynamic components, all rotable components and consumable parts, plus support for any special mission equipment. Our global buying power translates to competitive pricing on all major components. Heli-One can offer next-day delivery in most locations on a wide range of helicopter parts from all major manufacturers through its global distribution network using its new global warehouse facility in the Netherlands. In addition, we have extensive expertise in all areas of engineering and design, for either conversion upgrades or refurbishments, including avionics.

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

Factors that affect competition within the repair and overhaul market include price, quality and customer service. We believe that Heli-One has a competitive advantage over original equipment manufacturers in that it focuses on supporting commercial operations and can leverage CHC’s extensive operational experience. We believe that Heli-One is able to provide low cost, quality support services to civilian and military helicopter operators worldwide.

Flight Training

We operate an advanced flight training facility in Norway that provides additional revenue and enhances our global reputation for excellence and leadership in helicopter services. The facility enables us to satisfy fully the Eurocopter Super Puma training requirements for our pilots, in addition to selling training services to external pilots. Our experienced instructors provide a wide variety of training services to our employees as well as civil and military organizations around the world. Our Norwegian flight training group operates two full flight simulators and is certified and approved by the Norwegian Civil Aviation Authority as well as several other national aviation authorities. Since inception, this facility has trained more than 27,000 pilots, engineers and helideck landing officers from over 40 countries.

Helicopter Leasing

Heli-One manages the world’s largest fleet of medium and heavy civilian helicopters, enabling us to offer flexible leasing terms on a wide range of aircraft to third-party customers.

Safety and Survival Equipment

Operating in the world’s most dangerous cold-water environments requires protection, quality and comfort. We have over 30 years experience providing survival-wear solutions to military forces, emergency services and oil and gas operators around the world.

Seasonality

There is some impact of seasonality on our operations. The seasonal variations are due primarily to variations in the exploration and development activities of oil and gas industry customers. From time to time, inclement weather may impair our ability to conduct flying operations resulting in decreased flying activity.See page 39, “Results of Operations - Aberdeen Airport - Helicopter Passengers” and page 44, “Results of Operations - Quarterly Information” for discussion on the impacts of seasonality.

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

During fiscal 2006, there were no major insurance incidents reported.

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

We maintain liability insurance coverage against general and aircraft liability, including personal injury, subject to a self-insured retention. In addition, we have separate hull policies that insure against physical loss of, or damage to, our helicopters in certain circumstances, subject to a self-insured retention, including losses due to war, expropriation, confiscation and nationalization. We are not insured for loss of profit or loss of use of our helicopters.

Government Regulation

European Aviation Licenses

Companies wishing to hold a license to operate helicopters in the European Union or the European Economic Area must be owned and controlled by a citizen of a country of the European Union or the European Economic Area. Our ability to hold aviation licenses in Europe is contingent on our controlling shareholder, Mr. Craig L. Dobbin, who is a citizen of both Canada and Ireland, a European Union Member State, owning and controlling us. As required by our senior credit facility, we have developed a proposal for steps that we may take, including through a restructuring of our European operations, so that our operating licenses in Europe are not dependent on the citizenship of Mr. Craig L. Dobbin. The proposal must be capable of being implemented within six months of a request by the lenders under the facility. During fiscal 2002, Mr. Dobbin’s five adult children were granted Irish citizenship, thereby providing a further succession alternative to ensure our long-term eligibility to operate in Europe.

UK Regulation

Requirements for Operating License

Our UK operating subsidiary, Scotia, has been licensed to operate helicopters by the UK Civil Aviation Authority, on the basis that we are (and therefore Scotia is) majority owned and controlled by European Nationals because our Executive Chairman, Mr. Craig L. Dobbin, a citizen of both Canada and Ireland (a Member State of the European Union) holds a sufficient number of securities of the Company. However, the UK Secretary of State (generally acting upon the advice of the UK Civil Aviation Authority) may revoke the license held by Scotia or effectively require us to dispose of our interests in Scotia if at any time we do not satisfy applicable nationality requirements. In 1994, two UK competitors of the Company alleged that we did not satisfy these requirements and that, as a result, Brintel, our only UK helicopter operation at the time, was not entitled to maintain its operating license. Although discussions and correspondence with the European Commission, the United Kingdom Department of Environment, Transport and the Regions and the UK Civil Aviation Authority confirmed that the issuance of ordinary shares to Mr. Dobbin in December 1997 allowed us to satisfy the nationality requirements, this will not necessarily preclude further challenges of Scotia's right to maintain its operating license on this or any other basis. Further, Scotia's eligibility to maintain its license could be adversely affected if Mr. Dobbin were to dispose of the shares he holds in the Company, if his percentage ownership of the Company were to otherwise decrease, or if he were to die and no alternative arrangement acceptable to the UK Civil Aviation Authority were implemented.

Norwegian Regulation

Requirements for Operating License

Our Norwegian flying subsidiary, HSG, is subject to substantially the same European Union nationality requirements with regard to ownership and control as our other European subsidiaries due to Norway’s status as a Member State of the European Economic Area and the agreement between the European Union and the European Economic Area harmonizing aviation relations between the two. On May 9, 1999, in response to objections initiated by the previous management of HSG, the Norwegian Ministry of Transport confirmed in writing that it had adopted the same position as the UK Civil Aviation Authority with regard to our satisfaction of the European Union (and European Economic Area) nationality requirements and therefore would not challenge HSG’s eligibility to hold helicopter operating licenses in Norway after our acquisition of HSG.

Dutch Regulation

Requirements for Operating License

Our Dutch subsidiary is, through the operations of its subsidiaries, subject to the same European Union and European Economic Area nationality requirements with regard to ownership and control as are our UK and Norwegian subsidiaries. The Dutch Civil Aviation Authority advised us in writing prior to our acquisition of Schreiner that Schreiner was in compliance with applicable European ownership and control requirements and, based on information provided by us, would continue to be so following its acquisition by us. In accordance with Dutch Civil Aviation Authority procedures, we were required to submit certain information regarding our ownership and control to the Dutch Civil Aviation Authority following our acquisition of Schreiner to formally demonstrate that our flying subsidiary in the Netherlands, CHC Helicopters Netherlands BV, continues to meet the European ownership and control requirements. We have submitted the required information to the Dutch Civil Aviation Authority. We believe that we are currently “majority owned” and “effectively controlled” within the meaning of European Union and European Economic Area licensing requirements. However, it may be difficult to establish with certainty that we are majority owned by European Nationals, given the difficulty of establishing the beneficial ownership of shares held through depositories and nominees.

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

To operate an aircraft in Australia, it must be registered with CASA and a valid Certificate of Airworthiness must be obtained and be valid and in effect. The operation of an aircraft for a commercial purpose into, out of or within Australian territory can only be undertaken as authorized by an air operator certificate. CHC Australia has been licensed by CASA to conduct charter operations within, into, out of and outside of Australian territory and to engage in the maintenance of aircraft and maintenance of aircraft components.

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

ORGANIZATIONAL STRUCTURE

                The following table lists our principal subsidiaries, their jurisdiction of incorporation and the percentage of votes attached to voting securities held directly or indirectly by us. This list excludes certain subsidiaries, the total aggregated assets of which constituted less than 20% of our fiscal 2006 consolidated assets and total aggregated revenues of which constituted less than 20% of our fiscal 2006 consolidated revenues.

CHC Helicopter Corporation Principal Subsidiaries

Subsidiary	Jurisdiction of Incorporation	Percentage of votes attaching to voting securities beneficially owned, controlled or directed by the Company

CHC Helicopters International Inc.	Canada	100%
CHC Composites Inc.	Canada	100%
4083423 Canada Inc.	Canada	100%
CHC Helicopters (Barbados) Limited	Barbados	100%
CHC Leasing (Barbados) Limited	Barbados	100%
CHC Capital (Barbados) Limited	Barbados	100%
Canadian Helicopters (UK) Limited	Scotland	100%
Survival-One Limited	Scotland	100%
CHC Scotia Limited	England and Wales	100%
Heliworld Leasing Limited	England and Wales	100%
Vinland Denmark AS	Denmark	100%
CHC Denmark ApS	Denmark	100%
Helicopter Services Group AS	Norway	100%
CHC Helikopter Service AS	Norway	100%
Heli-One (Norway) AS	Norway	100%
Heliwest AS	Norway	100%
Heli-One (Europe) AS	Norway	100%
Heli-One America Leasing Inc.	Canada	100%
Heli-One (UK) Limited	Scotland	100%
Lloyd Off-Shore Helicopters Services Pty. Ltd.	Australia	100%
CHC Helicopters (Africa) Pty. Ltd.	South Africa	100%
CHC Helicopters South Africa (Proprietary) Ltd.	South Africa	75%
CHC Ireland Limited	Ireland	100%
CHC Sweden AB	Sweden	100%
CHC Helicopters Netherlands BV	The Netherlands	100%
Schreiner Luchtvaart Groep BV	The Netherlands	100%
CHC Airways BV	The Netherlands	100%
Heli-One (Netherlands) BV	The Netherlands	100%
Capital Aviation Services B.V.	The Netherlands	100%
CHC Reinsurance SA	Luxembourg	100%
CHC (Chad) SA	Chad	100%
Aero Turbine Support Ltd.	British Columbia	100%

PROPERTY AND EQUIPMENT

Fleet - By Type of Aircraft

The composition of our fleet at April 30, 2006, and some of the characteristics of the individual types of aircraft we own or lease are as follows:

	Number in Fleet
Fleet Composition	Owned	Leased	Type of Engine	Passenger Capacity (i)
Light Helicopters
Bell 206 Series	5	-	Turbine	6
Eurocopter 350 Series	1	-	Turbine	5
Eurocopter 355 Twin Star	1	-	Twin Turbine	4
MD 902	2		Twin Turbine	7
Total Light Helicopters	9	-

Medium Helicopters
AgustaWestland AW139	-	2	Twin Turbine	15
Bell 212 Series	8	3	Twin Turbine	14
Bell 214	1	-	Twin Turbine	19
Bell 412	8	3	Twin Turbine	14
Eurocopter 155B	1	-	Twin Turbine	12
Eurocopter 365 Series	19	12	Twin Turbine	10
Sikorsky S-76 Series	50	17	Twin Turbine	9
Total Medium Helicopters	87	37

Heavy Helicopters
Eurocopter Super Puma 332L/L-1	19	13	Twin Turbine	20
Eurocopter Super Puma 332 MkII	1	17	Twin Turbine	19
Sikorsky S61N	22	4	Twin Turbine	26
Sikorsky S-92 Series	-	6	Twin Turbine	19
Total Heavy Helicopters	42	40

Fixed-Wing Aircraft
Boeing 737-300	-	2	Twin Jet	149
Convair 580	2	-	Twin Turboprop	55
Dash 8	5	2	Twin Turboprop	47
Learjet 45	1	-	Twin Jet	9
Twin Otter	5	1	Twin Turboprop	19
Total Fixed-Wing Aircraft	13	5

TOTAL	151	82

(i)	Excludes pilots and assumes standard seating of only one pilot.

Fleet - By Segment

Our fleet at April 30, 2006 was comprised of the following aircraft by segment:

Aircraft Type	Global Operations	European Operations	Heli-One	Total	Owned	Leased
Heavy
Eurocopter Super Puma	8	18	6	32	19	13
Eurocopter Super Puma MkII	1	15	2	18	1	17
Sikorsky S-61N	13	8	5	26	22	4
Sikorsky S-92 series	1	5	-	6	-	6
	23	46	13	82	42	40
Medium
AgustaWestland AW139	-	1	1	2	-	2
Bell 212	11	-	-	11	8	3
Bell 412	11	-	-	11	8	3
Eurocopter 365 Series	17	11	3	31	19	12
Sikorsky S-76	45	13	9	67	50	17
Other	-	1	1	2	2	-
	84	26	14	124	87	37
Light
Bell 206	5	-	-	5	5	-
Eurocopter AS350/355	1	-	1	2	2	-
Other	-	-	2	2	2	-
	6	-	3	9	9	-
Total Helicopters	113	72	30	215	138	77
Fixed-wing	18	-	-	18	13	5
Total Aircraft	131	72	30	233	151	82

During fiscal 2006, we completed 21 sale-leaseback transactions, entered into new operating leases for seven aircraft, returned five aircraft to lessors and purchased four aircraft off-lease. As a result of the foregoing transactions, the number of leased aircraft in our fleet increased by 19 during fiscal 2006, from 63 leased aircraft as at April 30, 2006 to 82 leased aircraft as at April 30, 2006. We also purchased 20 aircraft and disposed of four aircraft. As a result of these purchases, disposals and the aforementioned leasing transactions, the number of owned aircraft in our fleet decreased from 152 as at April 30, 2005 to 151 as at April 30, 2006.

Based on independent appraisals, the estimated fair market value of our owned aircraft fleet was $594.7 million as at April 30, 2006, exceeding its book value by approximately $46.7 million. See page 19, “Competitive Strengths - Retention of Asset Value”. The appraisal surplus has declined from $59.1 million at April 30, 2006 to $46.7 million at April 30, 2006.

Lease Obligations

We had entered into aircraft operating leases with 25 lessors on 82 aircraft included in our fleet at April 30, 2006. At inception, our aircraft leases had terms not exceeding 8.5 years. At April 30, 2006, these leases had expiry dates ranging from fiscal 2007 to 2015. The total minimum lease payments under these aircraft operating leases totalled $388.1 million at April 30, 2006. We had options to purchase the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options, but had no commitment to do so. With respect to such leased aircraft, substantially all of the costs to perform inspections, major repairs and overhauls of major components are at our expense. We may either perform this work internally through Heli-One or have the work performed by an external repair and overhaul service provider. We had also given guarantees to certain lessors in connection with these aircraft leases. See page 60, “Off-Balance Sheet Arrangements”.

In addition to payment under aircraft operating leases, we had minimum lease payments of $50.2 million for the same periods related to operating lease commitments for buildings, land and other equipment.

For additional details see page 60, “Contractual Obligations” and also Notes 26 and 28 to our fiscal 2006 audited consolidated financial statements.

Commitments to Acquire New Aircraft

As at April 30, 2006, we had ordered and made deposits for a number of aircraft. At April 30, 2006, we had committed to purchase 13 heavy and 38 medium aircraft, most of which are expected to be delivered by the end of fiscal 2008. Total capital committed to these purchases is approximately $648.0 million (US $578.4 million). We also have options to purchase up to 31 additional medium aircraft over the next five years. We expect that most of these aircraft will be used internally to support continued growth.

Where possible, we intend to finance these aircraft through operating leases.

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

The principal properties from which we now conduct our operations are:

			Owned or Leased/Lease Expiration Date
Location	Operations	Buildings (Sq. Feet)	Land	Buildings
Richmond, British Columbia, Canada	Headquarters for Corporate, Global Operations and Heli-One; Repair and Overhaul	80,000	Leased October 1, 2038	Owned
Gander, Newfoundland and Labrador, Canada	CHC Composites Inc. Composites Manufacturer	60,000	Leased July, 2018	Owned
Aberdeen, Scotland	CHC Scotia Limited; Helicopter Operations	42,000	Leased April 16, 2030	Leased April 30, 2016
	CHC Scotia Limited; Terminal Building	25,000	Leased June 30, 2027	Owned
Stavanger, Norway	CHC Helikopter Service AS Helicopter Operations	199,000	Leased March 1, 2012	Owned
	Heli-One (Norway) AS Headquarters; Repair and Overhaul	179,000(1)	Leased April 20, 2010	Owned April 30, 2010
Cape Town, South Africa	CHC Africa; Helicopter Operations	142,884	Leased April 30, 2010	Owned
Adelaide, Australia	CHC Australia; Helicopter Operations	10,000	Owned	Owned
Hoofddorp, The Netherlands	CHC Netherlands BV; Heli-One (Netherlands) BV	39,000	Leased	Leased
Den Helder, The Netherlands	CHC Netherlands; Helicopter Operations	5,200	Leased June 30, 2008	Leased June 30, 2008

(i)	Sub-leased from CHC Helicopter Services AS who leases from Heliwest AS and included within the 199,000 square feet shown in the table above for that company.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section should be read in conjunction with "Selected Financial Data" and our audited consolidated financial statements included elsewhere in this Annual Report. Our audited consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from US GAAP. For a discussion of the principal differences between Canadian GAAP and US GAAP, see "Principal Differences between Canadian and US GAAP," and Note 32 to our audited consolidated financial statements.

We acquired Schreiner on February 16, 2004. Accordingly, the operating and financial review for periods prior to that date do not reflect the impact of our acquisition of Schreiner.

OVERVIEW

Revenue for the fiscal year ended April 30, 2006 was $1,011.5 million, up $44.3 million from revenue of $967.2 million in fiscal 2005 and up $240.1 million from revenue of $771.4 million in fiscal 2004. Net earnings from continuing operations for fiscal 2006 were $90.7 million ($1.97 per share, diluted) compared to $46.2 million ($1.01 per share, diluted) in fiscal 2005 and $52.2 million ($1.16 per share, diluted) in fiscal 2004.

Net earnings from continuing operations includes gains from the sale of various investments, restructuring costs, debt settlement costs and tax adjustments totalling $29.6 million after-tax (2005 - ($17.4) million; 2004 - $2.0 million) or $0.64 diluted net earnings per share (2005 - ($0.38) per share, diluted; 2004 - $0.04 per share diluted).

Our Class A subordinate voting shares and our Class B multiple voting shares trade on the Toronto Stock Exchange (“TSX”) under the symbols “FLY.A” and “FLY.B”. Prior to May 29, 2006, our Class A Subordinate Voting Shares and Class B Multiple Voting Shares traded on the TSX under the symbols “FLY.SV.A” and “FLY.MV.B”, respectively. Our Class A subordinate voting shares also trade on the New York Stock Exchange under the symbol “FLI”.

RESULTS OF OPERATIONS

Restatements

As part of ongoing restructuring initiatives and with the benefit of centralized financial processes and oversight, we have completed a review in several key areas, particularly maintenance, fixed asset accounting and taxes. This review is part of our continued improvement process to streamline and improve financial processes and assist us in preparing for SOX Section 404 internal control implementation for fiscal 2007. As a result we have restated certain previously issued financial information and included fiscal 2004 restated operating results in our audited consolidated financial statements for the year ended April 30, 2006 and have included comparative discussion in this MD&A. The restated financial information reflects the following:

(a)	Maintenance, classification and amortization of major components, spares and repairable parts

We have reviewed our accounting policies and their application relating to the maintenance, classification and amortization of major components, spares and repairable parts. As a result of this review, which identified the requirement to record additional amortization on these assets and other matters, the following restatements have been implemented retroactively:

(i)
Maintenance, repair and overhaul costs incurred on major components previously accounted for using the built-in overhaul method (owned aircraft) and the accrual method (leased aircraft) are now expensed as incurred using the direct expense method of accounting for both owned and leased aircraft.

(ii)	Repairable parts are now classified entirely as capital assets and amortized over their estimated useful lives.

We believe the direct expense method is preferable because it eliminates the judgement and estimations needed to determine capital versus expense allocations of maintenance activities; it results in a consistent accounting policy for maintenance of both owned and leased aircraft major components; it is the predominant method used in the North American aviation industry, particularly among companies with large fleets of aircraft; and it better aligns our policies with emerging guidance for the US aviation industry.

The combined result of these changes in net earnings from continuing operations for the years ended April 30, 2005 and 2004 was an increase of $2.0 million and decrease of $0.3 million, respectively. Previously reported retained earnings at May 1, 2003 determined in accordance with Canadian generally accepted accounting principles was reduced by $17.9 million as a result of the adjustment to all fiscal years prior to this date. This reduction is primarily the result of increased amortization and the timing of expenditures reported for maintenance costs in these prior fiscal years.

(b)	Payroll and corporate taxes

In connection with the consolidation of Global Operations, we completed a review of operations in various foreign jurisdictions. Several of these jurisdictions have different practices relating to expatriate payroll taxes and, in some cases, the information has been difficult to obtain and somewhat ambiguous. We believe that our compliance was consistent with other multinationals working in foreign jurisdictions but after an in-depth review decided that it was prudent to record additional payroll tax provisions. To that end, we have restated certain previously issued financial statements to record additional payroll taxes and related penalties, interest and other costs associated with activities in some of these jurisdictions. This adjustment reduced net earnings from continuing operations for the years ended April 30, 2005 and 2004 by $3.3 million and $2.3 million, respectively. Previously reported retained earnings at May 1, 2003 was reduced by approximately $5.0 million as a result of the adjustment to fiscal years prior to this date.

Also in connection with a review of income taxes, we have corrected certain future and current income tax balances and, as a result, recorded additional income tax expense of $4.8 million for the year ended April 30, 2005. In addition, we determined that it was necessary to restate certain previously issued financial statements to correct a $21 million future income tax recovery recorded in the fiscal year ended April 30, 2004 related to the disposition of certain of our European fleet and the reversal of other tax liabilities. This non-cash tax recovery has been reduced by approximately $9.2 million for fiscal 2004.

(c)	Reimbursables

Prior periods have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions. As a result, revenue and direct costs have increased by $54.9 million and $44.5 million in the fiscal years ended April 30, 2005 and 2004, respectively. This reclassification has had no impact on operating income, net earnings, retained earnings, or earnings per share.

Foreign Exchange

We are a global operator and our financial results are therefore impacted by fluctuations in foreign exchange rates, particularly those with respect to various European currencies and the US dollar. The unfavourable impact of foreign exchange (“FX”) due to rate changes from the prior fiscal year on revenue for fiscal 2006 was approximately $98.4 million. The unfavourable FX impact on segment EBITDAR was approximately $25.7 million for fiscal 2006. Since financing charges, income tax expense, capital expenditures and debt repayments are also primarily in various European currencies and US dollars, the net impact of FX on net earnings and cash flow is not as significant; however, operating income was still negatively impacted by FX of approximately $13.4 million. Our overall approach to managing foreign currency exposures includes identifying and quantifying our currency exposures, utilizing natural hedges where possible and putting in place financial instruments, when considered appropriate, to manage the remaining exposures. In managing this risk, we may use financial instruments including forwards, swaps, and other derivative instruments. Our policy specifically prohibits the use of derivatives for speculative purposes. See page 56, “Liquidity and Capital Resources - Financing Activities”, page 58, “Financial Instruments” and page 11, “Risk Factors - Fluctuations in currencies may make it more costly for us to pay our debt”.

Segments

The following discussion provides certain financial and related information about our operating segments and also about our products and services, the geographic areas in which we operate and our major customers. Our objective is to provide information about the different types of business activities in which we engage and the different economic environments in which we operate in order to help users of our consolidated financial statements (i) better understand our performance, (ii) better assess our prospects for future net cash flows and (iii) make more informed judgments about us as a whole. In our efforts to achieve this objective, we provide information about segment revenues, segment EBITDAR and operating income because these financial measures are used by our key decision makers in making operating decisions and assessing performance. For additional information about our segment revenues and segment EBITDAR, including a reconciliation of these measures to our consolidated financial statements, see Note 25 to our fiscal 2006 audited consolidated financial statements.

Effective May 1, 2005, we reorganized under a new operational and management structure. This new structure provides us with opportunities for external growth and operational efficiencies that were not realizable prior to the restructuring. Consistent with this new structure, we have revised our segmented reporting and now report our results under four segments. The primary factors considered in identifying segments are: consistency with our internal operational and management structure, geographic coverage, the type of contracts that are entered into, the type of aircraft that are utilized and information used by our key decision makers to evaluate the results of operations. Our four reporting segments are:

•
The Global Operations segment includes helicopter and fixed-wing flying services for offshore oil and gas, EMS/SAR customers in Asia, Africa, Australia, South America, the east coast of Canada and other locations around the world, excluding Europe.

•
The European Operations segment provides offshore oil and gas flying operations from 17 bases in the UK, Norway, Ireland, the Netherlands and Denmark, as well as EMS/SAR and training operations throughout Europe.

•
The Heli-One segment combines our helicopter services support capabilities including repair and overhaul, maintenance, integrated logistics support and aircraft leasing to both internal and external customers. Heli-One operates repair and overhaul facilities located in Norway, Canada, Australia and Africa. Heli-One also provides survival suit manufacturing and supply services and composite aerospace component manufacturing.

•	The Corporate and other segment includes corporate head office and other activities.

Comparative figures for the prior fiscal year have been restated to reflect the new operational structure as if certain lease, power-by-the-hour (“PBH”) and associated transactions between our operating segments, as detailed above, had occurred for that period as well. The restatement is based on management’s best estimate of how these transactions would have been recorded if the operational and management restructuring had been effective on May 1, 2004. In addition, comparative figures have been restated for various restatements and adjustments as outlined in Note 4 to our fiscal 2006 audited consolidated financial statements.

YEAR ENDED APRIL 30, 2006 COMPARED TO YEAR ENDED APRIL 30, 2005

Revenue

Total revenue for fiscal 2006 was $1,011.5 million, an increase of $44.3 million from revenue of $967.2 million for fiscal 2005 and an increase of $240.0 million from revenue of $771.5 million from fiscal 2004. The increase of $44.3 million from fiscal 2005 includes revenue growth of $142.7 million offset by unfavourable FX of $98.4 million. The following are the primary reasons for the change in revenue:

(i)
Excluding the impact of FX, there was a $66.7 million increase in revenue in fiscal 2006 in Global Operations primarily due to increased flying revenue from new and expanded contracts in Southeast Asia, the Ivory Coast, Canada and Azerbaijan. This increase also relates to increased revenue from fixed-wing activity.

(ii)	An increase, excluding FX, in revenue in fiscal 2006 in European Operations of $44.0 million due to new and expanded contracts and increased flying activity on existing contracts.

(iii)
An increase, excluding the impact of FX, in revenue in fiscal 2006 in Heli-One of $32.2 million. This increase was due primarily to increased revenue from existing customers and moving into new markets including Brazil.

By industry sector, the distribution of the year-over-year change in revenue is set forth in the table below:

Revenue Summary by Industry Sector

	Fiscal Year Ended April 30
	2006	2005	Change	2006	2005	Change
Industry Sector	(percentage of total revenue)			(in millions of CDN dollars)
Oil and Gas	68.9%	69.0%	(0.1)%	696.7	667.6	$ 29.1
Repair and Overhaul	13.0%	11.6%	1.4%	131.5	112.2	19.3
EMS/SAR	8.2%	8.8%	(0.6)%	82.7	84.8	(2.1)
Other	7.5%	7.3%	0.2%	75.8	70.5	5.3
Passenger Transportation	1.8%	2.6%	(0.8)%	18.0	24.7	(6.7)
Training	0.6%	0.7%	(0.1)%	6.8	7.4	(0.6)
Total	100.0%	100.0%	0.0%	$1,011.5	$967.2	$44.3

(i)
The $29.1 million increase in revenue in the oil and gas sector was due primarily to growth in Global Operations and European Operations offset partially by unfavourable FX. The $19.3 million increase in repair and overhaul revenue was due primarily to revenue from growth in the business from new and expanded contracts partially offset by unfavourable FX.

The table below provides a summary of segment revenue by quarter for fiscal 2006 and 2005:

Revenue Summary by Quarter
(in millions of Canadian dollars)

Period		Global Operations	European Operations	Total Flying Segments	Heli-One	Corporate & Other	Total
Fiscal 2006	Q1	$76.0	$133.6	$209.6	$37.4	$-	$247.0
	Q2	79.5	138.5	218.0	38.5	-	256.5
	Q3	86.6	126.0	212.6	44.8	-	257.4
	Q4	88.8	122.3	211.1	39.4	0.1	250.6
		$330.9	$520.4	$851.3	$160.1	$0.1	$1,011.5

Fiscal 2005	Q1	$71.9	$137.6	$209.5	$31.3	$-	$240.8
	Q2	71.2	134.6	205.8	36.0	0.1	241.9
	Q3	73.8	132.0	205.8	36.4	0.1	242.3
	Q4	75.2	126.7	201.9	40.1	0.2	242.2
		$292.1	$530.9	$823.0	$143.8	$0.4	$967.2

We derive our flying revenue from two types of contracts. Approximately 51% of our fiscal 2006 flying revenue (fiscal 2005 - 52%) was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remainder was generated by fixed monthly charges. Because of the significant fixed charge component of our flying revenue mix, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenues, they remain a good measure of the level of activity and fleet utilization. The following two tables provide, respectively, a quarterly summary of our flying hours and a summary of our flying revenue hourly vs. fixed mix for fiscal 2006 and 2005, in each case by segment.

Flying Hours

		Flying Hours			Number of Aircraft at Period End
Period		Global Operations	European Operations	Total	Global Operations	European Operations	Heli-One	Total
Fiscal 2006	Q1	16,262	23,713	39,975	127	77	14	218
	Q2	17,042	25,968	43,010	128	71	27	226
	Q3	18,854	23,764	42,618	131	72	27	230
	Q4	17,701	22,026	39,727	131	72	30	233
		69,859	95,471	165,330

Fiscal 2005	Q1	16,481	24,468	40,949	112	82	13	207
	Q2	16,364	24,028	40,392	114	80	13	207
	Q3	17,070	22,927	39,997	122	79	13	214
	Q4	16,778	22,183	38,961	121	81	13	215
		66,693	93,606	160,299

Flying Revenue Mix - Hourly vs. Fixed
(in millions of Canadian dollars)

	Hourly		Fixed		Total
Segment	Fiscal 2006	Fiscal 2005	Fiscal 2006	Fiscal 2005	Fiscal 2006	Fiscal 2005
Global Operations	$97.1	$82.1	$210.7	$194.5	$307.8	$276.6
European Operations	311.0	321.1	186.2	181.6	497.2	502.7
	$408.1	$403.2	$396.9	$376.1	$805.0	$779.3

We utilize primarily heavy aircraft in our European Operations segment and medium aircraft in our Global Operations segment. As illustrated in the table below, the overall mix of revenue by aircraft type remained relatively consistent from fiscal 2005 to fiscal 2006.

Flying Revenue Mix - Aircraft Type
(in millions of Canadian dollars)

	Fiscal 2006					Fiscal 2005
Segment	Heavy	Medium	Light	Fixed Wing	Total	Heavy	Medium	Light	Fixed Wing	Total
Global Operations	$70.0	$204.8	$2.5	$30.5	$307.8	$69.1	$174.3	$3.5	$29.7	$276.6
European Operations	369.7	127.5	-	-	497.2	363.2	137.9	1.6	-	502.7
Total Flying
Revenue	$439.7	$332.3	$2.5	$30.5	$805.0	$432.3	$312.2	$5.1	$29.7	$779.3
Total %	54.6%	41.3%	0.3%	3.7%	100.0%	55.5%	40.1%	0.7%	3.8%	100.0%

We regularly compare our activity levels against available industry data. Aberdeen Airport Ltd. reports monthly helicopter passenger traffic for all helicopter operations in Aberdeen, Scotland, which is our largest base (accounting for approximately 25% of total European Operations revenue) as measured by the number of aircraft and revenue. The following table provides a quarterly summary of all helic1opter passenger traffic at Aberdeen Airport for fiscal 2006 and 2005.

Aberdeen Airport - Helicopter Passengers

	Fiscal 2006	Fiscal 2005	% Change (2006 vs 2005)
Q1	115,696	102,228	13.2%
Q2	120,813	104,715	15.4%
Q3	113,743	95,896	18.6%
Q4	114,684	101,132	13.4%
Total	464,936	403,971	15.1%
Source: Aberdeen Airport Ltd.

The data in the above table shows a year-over-year increase in activity in Aberdeen. Helicopter passenger activity levels in Aberdeen increased approximately 15% in fiscal 2006 versus fiscal 2005. This 15% increase is greater than the flying hour increase experienced by the European Operations segment in the same period primarily due to the redeployment of aircraft to support growth in international markets and reduced activity from expired contracts that have been partially offset by revenue from new entrants to the North Sea.

Direct Costs

Direct costs for fiscal 2006 increased by $55.3 million, to $797.4 million, from $742.1 million for fiscal 2005 and increased by $177.1 million from $620.3 million for fiscal 2004. The $55.3 million increase from fiscal 2005 is primarily due to an increase in variable costs incurred to support revenue growth. The increase of $177.1 million from fiscal 2004 is primarily due to the acquisition of Schreiner which was acquired in February 2004.

General and Administration Costs

General and administration costs for fiscal 2006 decreased by $7.4 million to $27.9 million from $35.3 million for fiscal 2005 and increased by $9.3 million from $18.6 million in fiscal 2004. This decrease of $7.4 million from fiscal 2005 is due primarily to adjustments in claim reserves for various insured risks, reduced variable compensation costs from fiscal 2005 and a reduction in Schreiner corporate office expense as a result of restructuring initiatives. The increase of $9.3 million from fiscal 2004 relates to an increase in variable compensation costs and the addition of Schreiner in February 2004.

Amortization

Amortization expense increased $5.6 million to $58.7 million in fiscal 2006 from $53.1 million in fiscal 2005 and increased $20.2 million from $38.5 million in fiscal 2004. These increases in amortization were due largely to amortization on an increased value of repairable parts from the prior year and an increase in the owned aircraft fleet size since fiscal 2004 and other asset additions including the addition of Schreiner assets acquired in February 2004. Repairable parts balances have increased from the prior year to support the addition of 18 aircraft and several new aircraft types to the fleet. See page 32, “Property and Equipment - Fleet - By Segment” for additional information regarding aircraft additions.

Restructuring Costs

During the year we completed the consolidation of all our current operations into three new operating divisions, Global Operations, European Operations and Heli-One.

We expensed costs of $16.3 million and $17.6 million for fiscal 2006 and 2005 respectively in connection with these restructuring activities. Restructuring costs were comprised of severance, termination, relocation, planning, consulting and benefit adjustments.

During fiscal 2004 we incurred restructuring costs of $9.2 million in connection with the consolidation of our European operations and other related activities. Restructuring costs were comprised of termination benefits, professional fees, travel costs and other incremental costs directly associated with the restructuring activities. As at April 30, 2006 the consolidation of the European operations was completed with no material additional costs to be incurred.

Fair Value Adjustment

During fiscal 2005, a fair value adjustment of $14.3 million relating to the property and equipment and other assets of Composites was recorded.

Gain on Disposal of Assets

During fiscal 2006 we disposed of property and equipment, primarily aircraft (see page 32, “Property and Equipment - Fleet - By Segment” and page 58, “Liquidity and Capital Resources - Investing Activities”), and received net proceeds of $219.5 million, resulting in a net recognized gain of $0.2 million and a deferred gain of $22.1 million. The latter related primarily to the 21 aircraft sale-leaseback transactions realized during the year.

Operating Income

Operating income increased by $2.6 million to $111.5 million in fiscal 2006 from $108.9 million in fiscal 2005 and increased $23.4 million from $88.1 million in fiscal 2004. The $2.6 million increase from fiscal 2005 was due primarily to a $19.6 million (net of FX) increase in the European Operations segment and the $14.3 million fair market value adjustment on the assets of Composites in fiscal 2005, largely offset by a net operating income decrease in other segments and an unfavourable FX impact of $13.4 million.

Debt Settlement

During fiscal 2006 we had no debt settlement costs but expensed $2.0 million of debt settlement costs in fiscal 2005 in connection with a senior credit facility revision and redemption of our remaining 11¾% senior subordinated notes and 8% subordinated debentures.

During fiscal 2004 we incurred $19.7 million of debt settlement costs in connection with the retirement, in April 2004, of (i) €87.3 million ($140.6 million) (60% of original principal amount) of our 11¾% senior subordinated notes, (ii) £32.7 million ($78.7 million) and €25 million ($40.3 million) of our senior credit facilities and (iii) NOK123.5 million ($24.3 million) of our 7% term loan.

Financing Charges

Financing charges for the fiscal year ended April 30, 2006 totalled $54.0 million versus $38.3 million in fiscal 2005 and $29.8 million in fiscal 2004. The increase in financing charges this year compared to fiscal 2005 and fiscal 2004 was driven primarily by increased interest on debt obligations and increases in FX losses somewhat offset by increased interest income.

(in millions of Canadian dollars)	2006	2005	2004
Interest on debt obligations	$43.9	$32.9	$30.6
Amortization of deferred financing costs	1.6	3.2	3.5
Foreign exchange losses (gains)	6.2	(1.2)	(6.1)
Release of currency translation adjustment	2.6	-	-
Interest revenue	(4.5)	(0.5)	(1.4)
Other interest and banking expenses	4.2	3.9	3.2
Total	$54.0	$38.3	$29.8

The average rate on our variable-rate senior credit facilities during fiscal 2006 was 4.4% compared to 4.0% in fiscal 2005 and 4.4% in fiscal 2004. In addition to higher effective interest rates on the senior credit facility borrowings, interest on long-term debt increased by $11.0 million due to higher average borrowings primarily for capital expenditures and aircraft deposits in fiscal 2006 compared to fiscal 2005.

Gain on Sale of Long-term Investments

Gain on sale of long-term investments in fiscal 2006 included a $15.7 million gain from the sale of our interest in Inversiones Aereas SL (“Inaer”) and a $21.8 million gain from the sale of our interest in Canadian Helicopters Limited (“CHL”) and other long-term investments.

Equity in Earnings of Associated Companies

Equity in earnings of associated companies increased by $1.1 million to $6.6 million in fiscal 2006, from $5.5 million in fiscal 2005 and increased $2.7 million from $3.9 million in fiscal 2004. During the year we sold our 38% equity ownership in Inaer and our 41.75% interest in CHL, which together accounted for $6.2 million of equity earnings in fiscal 2006 compared to $5.5 million in fiscal 2005 and $3.5 million in fiscal 2004.

Income Taxes

We had an income tax provision of $10.9 million in fiscal 2006 compared to $27.6 million in fiscal 2005 and a recovery of $9.7 million in fiscal 2004. This provision was comprised of the following:

(in millions of Canadian dollars)	2006	2005	2004
Earnings from continuing operations before income taxes	$101.7	$73.8	$42.5
Combined Canadian federal and provincial
statutory income tax rate	34%	35%	37%
Income tax provision calculated at statutory rate	(34.6)	(25.8)	(15.7)
(Increase) decrease in income tax (provision) recovery resulting from:
Reversal of tax liability	-	-	11.8
Rate differences in various jurisdictions	13.6	16.0	15.1
Effect of change in tax legislation	(0.2)	(4.2)	-
Non-deductible items	(1.2)	(3.2)	(2.4)
Large corporations tax	(0.5)	(0.5)	(0.2)
Other foreign taxes paid	(3.5)	(1.8)	(1.6)
Non-taxable portion of capital gains	13.6	1.1	2.5
Non-taxable income	2.7	1.3	-
Valuation allowance	(0.3)	(7.0)	-
Other	(0.5)	(3.5)	0.2
Income tax (provision) recovery	$(10.9)	$(27.6)	$9.7

We have recorded a valuation allowance in respect of our net future income tax asset in Composites. The prior period amounts relating to the valuation allowance have been reclassified to continuing operations as outlined in Note 6 to our 2006 audited consolidated financial statements.

During fiscal 2005, legislation was substantively enacted in the Netherlands to reduce the corporate income tax rate from 34.5% to 30.0%. As a result, we adjusted the value of our future income tax assets related to losses carried forward and other temporary differences in the Netherlands by $4.2 million.

During fiscal 2004, we recorded an $11.8 million future income tax recovery, which was attributable to the reversal of a previously recorded tax liability as a result of the disposition of certain of our European fleet.

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

We have accumulated approximately $117.0 million in non-capital tax losses of which $78.1 million is available to reduce future Canadian income taxes otherwise payable, $28.7 million is available to reduce future Dutch income taxes otherwise payable and the remainder is available to reduce future income taxes otherwise payable in other foreign jurisdictions. If unused, these losses will expire as follows:

(in millions of Canadian dollars)
2007	$5.0
2008	5.2
2009	9.9
2014	12.9
2015	17.2
2026	27.8
Indefinitely	39.0
$117.0

Net Earnings from Continuing Operations

Net earnings from continuing operations for fiscal 2006 was $90.7 million ($1.97 per share, diluted), an increase of $44.5 million from $46.2 million ($1.01 per share, diluted) in fiscal 2005 and an increase of $38.5 million ($1.16 per share, diluted) in fiscal 2004. The $44.5 million increase from fiscal 2005 was primarily the result of gains on sale of Inaer, CHL and other investments totalling $37.5 million and a lower tax provision of $16.6 million, partially offset by increased financing charges of $15.7 million. The $38.5 million increase from fiscal 2004 was primarily due to the Schreiner acquisition in the fourth quarter of fiscal 2004, growth in the operation, partially offset by increased financing charges and a higher tax provision in fiscal 2006 compared to fiscal 2004.

Net Loss from Discontinued Operations

Net loss from discontinued operations for fiscal 2006 was $nil compared to earnings of $10.3 million for fiscal 2005 ($0.22 per share, diluted) and a net loss of $0.3 million for fiscal 2004 ($0.01 per share, diluted). The earnings in fiscal 2005 relate primarily to an $8.6 million net gain on the disposal of two non-core businesses.

Net Earnings

Net earnings increased by $34.2 million to $90.7 million ($1.97 per share, diluted) in fiscal 2006, up from $56.5 million ($1.23 per share, diluted) in fiscal 2005 and increased $38.8 million from $51.9 million in fiscal 2004. This reflects a $44.5 million and $38.5 million increase in net earnings from continuing operations for fiscal 2005 and 2004, respectively, and a $10.3 million decrease and a $0.3 million increase in net earnings from fiscal 2005 and 2004, respectively, from discontinued operations.

Quarterly Financial Data (Unaudited)

The following financial data presents the impact of various restatements on our previously issued consolidated statements of earnings for each of the first three quarters of fiscal 2006 and fiscal 2005. The restated fourth quarter of fiscal 2005 and year ended April 30, 2006 have been previously presented in our July 13th, 2006 fourth quarter press release (see Notes 3 and 4 to our fiscal 2006 audited consolidated financial statements).

Consolidated Statements of Earnings
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended July 31, 2005		Three Months Ended July 31, 2004
	As Previously Reported	As Restated	As Previously Reported	As Restated
Revenue	$231,345	$247,034	$225,471	$240,839
Direct costs	(179,609)	(188,592)	(172,313)	(188,084)
General and administration costs	(6,176)	(6,177)	(8,759)	(8,759)
Amortization	(8,617)	(14,393)	(7,800)	(13,165)
Restructuring costs	(3,735)	(3,736)	(816)	(816)
(Loss) gain on disposal of assets	169	169	1,062	1,062
Fair value adjustment	-	-	-	-
Operating income	33,377	34,305	36,845	31,077
Debt settlement costs	-	-	(1,360)	(1,360)
Financing charges	(12,041)	(12,173)	(8,999)	(9,158)
Earnings from continuing operations before income taxes and undernoted items	21,336	22,132	26,486	20,559
Non-controlling interest	(3)	(3)	-	-
Gain on sale of long-term investments	-	-	-	-
Equity (losses) earnings of associated companies	3,179	3,180	3,092	3,092
Income tax provision	(5,831)	(6,083)	(6,312)	(5,773)
Net earnings from continuing operations	18,681	19,226	23,266	17,878
Net loss from discontinued operations	(428)	-	(923)	(325)
Net earnings	$18,253	$19,226	$22,343	$17,553

Earnings per share
Basic
Net earnings from continuing operations	$0.45	$0.46	$0.56	$0.43
Net loss from discontinued operations	(0.01)	-	(0.03)	(0.01)
Net earnings	0.44	0.46	0.53	0.42
Diluted
Net earnings from continuing operations	$0.41	$0.42	$0.51	$0.39
Net loss from discontinued operations	(0.01)	-	(0.02)	(0.02)
Net earnings	0.40	0.42	0.49	0.37

Consolidated Statements of Earnings
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended October 31, 2005		Three Months Ended October 31, 2004		Six Months Ended October 31, 2005		Six Months Ended October 31, 2004
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Revenue	$252,122	$256,450	$239,495	$241,852	$496,499	$503,484	$478,270	$482,691
Direct costs	(201,089)	(202,955)	(186,314)	(183,549)	(393,730)	(391,547)	(371,932)	(371,633)
General and administration costs	(6,353)	(6,353)	(10,310)	(10,293)	(12,529)	(12,530)	(19,068)	(19,052)
Amortization	(8,794)	(14,719)	(6,602)	(12,151)	(17,411)	(29,112)	(14,402)	(25,316)
Restructuring costs	(5,288)	(5,288)	(4,161)	(4,138)	(9,023)	(9,024)	(4,977)	(4,954)
(Loss) gain on disposal of assets	23,021	1,184	(10)	(10)	23,190	1,353	1,053	1,052
Fair value adjustment	-	-	-	(14,260)	-	-	-	(14,260)
Operating income	53,619	28,319	32,098	17,451	86,996	62,624	68,944	48,528
Debt settlement costs	-	-	23	-	-	-	(1,337)	(1,360)
Financing charges	(11,483)	(11,539)	(9,220)	(9,545)	(23,524)	(23,712)	(18,215)	(18,703)
Earnings from continuing operations before
income taxes and undernoted items	42,136	16,780	22,901	7,906	63,472	38,912	49,392	28,465
Non-controlling interest	(63)	(63)	18	18	(66)	(66)	18	18
Gain on sale of long-term investments	-	21,837	-	-	-	21,837	-	-
Equity (losses) earnings of associated companies	3,229	3,229	2,774	2,774	6,408	6,409	5,867	5,866
Income tax provision	(3,678)	(2,578)	(9,680)	(11,351)	(9,509)	(8,661)	(15,992)	(17,124)
Net earnings from continuing operations	41,624	39,205	16,013	(653)	60,305	58,431	39,285	17,225
Net loss from discontinued operations	(93)	-	(17,356)	(85)	(521)	-	(18,279)	(410)
Net earnings	$41,531	$39,205	$(1,343)	$(738)	$59,784	$58,431	$21,006	$16,815

Earnings per share
Basic
Net earnings (loss) from continuing operations	$0.99	$0.93	$0.38	$(0.02)	$1.44	$1.39	$0.94	$0.41
Net loss from discontinued operations	-	-	(0.41)	-	(0.01)	-	(0.44)	(0.01)
Net earnings (loss)	0.99	0.93	(0.03)	(0.02)	1.43	1.39	0.50	0.40
Diluted
Net earnings (loss) from continuing operations	$0.91	$0.85	$0.35	$(0.01)	$1.31	$1.27	$0.86	$0.38
Net loss from discontinued operations	-	-	(0.38)	-	(0.01)	-	(0.40)	(0.01)
Net earnings (loss)	0.91	0.85	(0.03)	(0.01)	1.30	1.27	0.46	0.37

Consolidated Statements of Earnings
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended January 31, 2006		Three Months Ended January 31, 2005		Nine Months Ended January 31, 2006		Nine Months Ended January 31, 2005
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Revenue	$257,455	$257,455	$242,237	$242,237	$760,940	$760,939	$724,928	$724,928
Direct costs	(211,423)	(208,853)	(194,215)	(187,445)	(612,730)	(600,400)	(573,966)	(559,078)
General and administration costs	(5,557)	(5,557)	(7,248)	(7,248)	(18,086)	(18,087)	(26,300)	(26,300)
Amortization	(8,734)	(14,756)	(8,147)	(13,791)	(26,145)	(43,868)	(22,809)	(39,107)
Restructuring costs	(3,739)	(3,739)	(3,912)	(3,912)	(12,762)	(12,763)	(8,866)	(8,866)
(Loss) gain on disposal of assets	(267)	(267)	2,536	2,536	1,086	1,086	3,589	3,588
Fair value adjustment	-	-	-	-	-	-	(14,260)	(14,260)
Operating income	27,735	24,283	31,251	32,377	92,303	86,907	82,316	80,905
Debt settlement costs	-		(621)	(621)	-	-	(1,981)	(1,981)
Financing charges	(17,866)	(17,990)	(10,468)	(10,572)	(41,320)	(41,702)	(28,961)	(29,275)
Earnings from continuing operations before
income taxes and undernoted items	9,869	6,293	20,162	21,184	50,983	45,205	51,374	49,649
Non-controlling interest	-	-	(185)	(185)	(66)	(66)	(167)	(167)
Gain on sale of long-term investments	15,721	15,721	-	-	37,558	37,558	-	-
Equity (losses) earnings of associated companies	(53)	(53)	262	262	6,355	6,356	6,129	6,128
Income tax provision	(1,538)	(432)	(5,058)	(6,398)	(11,047)	(9,093)	(20,740)	(23,522)
Net earnings from continuing operations	23,999	21,529	15,181	14,863	83,783	79,960	36,596	32,088
Net earnings from discontinued operations	-	-	7,607	7,607	-	-	7,197	7,197
Net earnings	$23,999	$21,529	$22,788	$22,470	$83,783	$79,960	$43,793	$39,285

Earnings per share
Basic
Net earnings from continuing operations	$0.57	$0.51	$0.36	$0.35	$2.00	$1.90	$0.88	$0.77
Net earnings from discontinued operations	-	-	0.19	0.19	-	-	0.17	0.17
Net earnings	0.57	0.51	0.55	0.54	2.00	1.90	1.05	0.94
Diluted
Net earnings from continuing operations	$0.52	$0.47	$0.33	$0.32	$1.82	$1.73	$0.80	$0.72
Net earnings from discontinued operations	-	-	0.17	0.17	-	-	0.16	0.16
Net earnings	0.52	0.47	0.50	0.49	1.82	1.73	0.96	0.88

Quarterly Information

The table below provides a summary of our revenue, net earnings from continuing operations, net earnings, total assets, total long-term financial liabilities, cash dividends per share, net earnings per share from continuing operations and net earnings per share for each quarter of fiscal 2006, 2005 and 2004. All information has been restated for various restatements and adjustments as outlined in Notes 3 and 4 to our fiscal 2006 audited consolidated financial statements.

	Revenue	Net earnings from continuing operations	Net earnings	Total assets	Total long-term financial liabilities	Cash dividends per share	Net earnings per share from continuing operations		Net earnings per share
Fiscal 2006	(in millions of Canadian dollars)					declared	Basic	Diluted	Basic	Diluted
Q1	$247.0	$19.2	$19.2	$1,669.8	$975.2	$-	$0.46	$0.42	$0.46	$0.42
Q2	256.5	39.2	39.2	1,675.1	939.1	0.40	0.93	0.85	0.93	0.85
Q3	257.4	21.5	21.5	1,685.6	945.8	-	0.51	0.47	0.51	0.47
Q4	250.6	10.8	10.8	1,678.3	911.7	-	0.26	0.23	0.26	0.23
Total	$1,011.5	$90.7	$90.7			$0.40	$2.16	$1.97	$2.16	$1.97

Fiscal 2005 (Restated)
Q1	$240.8	$17.9	$17.5	$1,494.0	$829.9	$-	$0.43	$0.39	$0.42	$0.37
Q2	241.9	(0.7)	(0.7)	1,512.8	855.0	0.30	(0.02)	(0.01)	(0.02)	(0.01)
Q3	242.3	14.9	22.5	1,624.5	924.2	-	0.35	0.32	0.54	0.49
Q4	242.2	14.1	17.2	1,686.7	934.4	-	0.34	0.31	0.41	0.38
Total	$967.2	$46.2	$56.5			$0.30	$1.10	$1.01	$1.35	$1.23

Fiscal 2004 (Restated)
Q1	$182.1	$15.5	$15.5	$1,079.3	$556.1	$-	$0.37	$0.34	$0.37	$0.34
Q2	185.1	18.7	18.7	1,092.3	547.1	-	0.45	0.41	0.45	0.41
Q3	181.2	8.1	7.9	1,139.1	563.7	0.25	0.19	0.18	0.19	0.17
Q4	223.1	9.9	9.8	1,527.6	832.9	-	0.25	0.23	0.24	0.23
Total	$771.5	$52.2	$51.9			$0.25	$1.26	$1.16	$1.25	$1.15

There is some impact of seasonality in the quarterly results in the foregoing table. The seasonal variations are due primarily to variations in exploration and development activities of our oil and gas industry customers. Poor weather in the North Sea can inhibit flying during the winter months. In the current fiscal year poor weather conditions in February prevented flying activity for a number of days resulting in a 420 hour reduction in flying activity.

FX has had significant impact on quarterly revenue levels on a year-over-year basis. Quarterly revenues for fiscal 2006, in comparison to quarterly revenues for fiscal 2005, have been impacted by FX in the following amounts: Q1-$(23.8) million, Q2-$(23.4) million, Q3-$(23.1) million and Q4-$(28.1) million for a total negative FX impact of $98.4 million.

Quarterly revenue net earnings from continuing operations and net earnings in the table above were impacted by a number of factors that affect their comparability including the following:

(i)	In Q4 of fiscal 2004, the Company acquired Schreiner Aviation Group.

(ii)	In Q2 of fiscal 2005, the Company incurred a tax asset adjustment of $4.2 million relating to a tax rate reduction in the Netherlands.

(iii)	In Q2 of fiscal 2005, the Company recorded a fair value adjustment for Composites of $14.3 million.

(iv)
In Q3 of fiscal 2005, the Company incurred a net-of-tax gain on the sale of Schreiner Aircraft Maintenance B.V. (“SAMCO”) and Schreiner Canada Ltd. (“Schreiner Canada”) of $7.5 million included in discontinued operations. The remaining $1.1 million net-of-tax gain on the sale of SAMCO and Schreiner Canada was incurred in Q4 of fiscal 2006.

(v)	Results for Q2 of fiscal 2006 included a pre-tax gain of $21.8 million for the sale of the Company’s remaining interest in CHL and other long-term investments.

(vi)	Results for Q3 of fiscal 2006 included a pre-tax gain of $15.7 million for the sale of the Company’s equity interest in Inaer.

For additional information on the foregoing quarterly items, see page 41, “Results of Operations - Income Taxes”, and page 42, “Results of Operations - Net Loss from Discontinued Operations”.

REVIEW BY SEGMENT - FISCAL 2006 COMPARED TO FISCAL 2005 BASED ON OUR CURRENT ORGANIZATIONAL STRUCTURE

SegmentRevenue(i) fromExternal Customers - Variance Analysis
(in thousands of Canadian dollars)

	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2005 (i)	$292,066	$530,897	$143,765	$435	N/A	$967,163
Foreign exchange impact (ii)	(27,868)	(54,575)	(15,898)	(17)	N/A	(98,358)
Revenue increase (decrease)	66,679	44,045	32,241	(243)	N/A	142,722
Year ended April 30, 2006	$330,877	$520,367	$160,108	$175	N/A	$1,011,527

Total revenue increase (decrease)	$38,811	$(10,530)	$16,343	N/A	N/A	$44,364
% increase (decrease)	13.3%	(2.0%)	11.4%	N/A	N/A	4.6%
% increase (decrease) excluding FX	22.8%	8.3%	22.4%	N/A	N/A	14.8%

Segment EBITDAR(i),(iv) Variance Analysis
(in thousands of Canadian dollars)

	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2005 (i)	$87,284	$110,792	$234,849	$(32,103)	$(153,227)	$247,595
Foreign exchange impact (ii)	(6,730)	(12,766)	(7,668)	1,471	-	(25,693)
Segment EBITDAR increase (decrease)	10,368	9,455	7,880	2,970	(822)	29,851
Year ended April 30, 2006	$90,922	$107,481	$235,061	$(27,662)	$(154,049)	$251,753

Segment EBITDAR margin (iii)
- Last year	29.9%	20.9%	44.7%	N/A	N/A	25.6%
- This year	27.5%	20.7%	45.6%	N/A	N/A	24.9%
Total Segment EBITDAR increase (decrease)	$3,638	$(3,311)	$212	$4,441	$(822)	$4,158
% increase (decrease)	4.2%	(3.0%)	0.1%	13.8%	N/A	1.7%
% increase (decrease) excluding FX	11.9%	8.5%	3.4%	9.3%	N/A	12.1%

Segment Operating(i) Income Variance Analysis
(in thousands of Canadian dollars)

	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2005 (i)	$10,899	$13,573	$127,858	$(43,411)	N/A	$108,919
Foreign exchange impact (ii)	(6,310)	(8,460)	1,444	(62)	N/A	(13,388)
Operating income increase (decrease)	(1,676)	19,608	(10,553)	8,608	N/A	15,987
Year ended April 30, 2006	$2,913	$24,721	$118,749	$(34,865)	N/A	$111,518

Total operating income increase (decrease)	$(7,986)	$11,148	$(9,109)	$8,546	N/A	$2,599
% increase (decrease)	(73.3%)	82.1%	(7.1%)	19.7%	N/A	2.4%
% increase (decrease) excluding FX	(15.4%)	144.5%	(8.3%)	19.8%	N/A	14.7%

(i)	Comparative figures have been restated for various restatements and adjustments as outlined in Notes 3 and 4 to our fiscal 2006 audited consolidated financial statements.
(ii)
Includes both the foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”) and the foreign exchange on the translation of foreign currency denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

(iii)	Segment EBITDAR as a percent of revenue from external customers except for the Heli-One segment, which is a percent of total revenue.
(iv)	See Note 25 to our fiscal 2006 audited consolidated financial statements.

Global Operations

The Global Operations segment consists of operations in Australia, Africa, Asia, Brazil and offshore work in eastern Canada and in other locations around the world, serving offshore oil and gas, EMS/SAR and other industries.

Revenue for fiscal 2006 was $330.9 million, an increase of $38.8 million from revenue of $292.1 million in fiscal 2005. The increase included revenue growth of $66.7 million, partially offset by an unfavourable FX impact of $27.9 million. The $66.7 million revenue increase was driven by increased flying activity, primarily for oil and gas customers from new contract awards and increased flying activity on existing contracts. Total flying hours increased from 66,693 in fiscal 2005 to 69,859 in fiscal 2006, representing growth of 3,166 hours or 5%. Increased flying hours were derived from increased flying from new and expanded helicopter contracts in Southeast Asia, the Ivory Coast, Canada and Azerbaijan in addition to ad hoc work in Africa and increased revenue from fixed-wing activity in Nigeria.

Segment EBITDAR for fiscal 2006 was $90.9 million, up by $3.6 million from segment EBITDAR of $87.3 million in fiscal 2005. This increase included an unfavourable FX impact of $6.7 million. The segment EBITDAR improvement of $10.3 million was primarily related to increased revenue from new contracts and expanded contracts.

The segment EBITDAR margin for Global Operations decreased from 29.9% in fiscal 2005 to 27.5% in fiscal 2006. Adjusted for the impact of FX, the margin in fiscal 2006 was 27.2%. The decrease from 29.9% last year to 27.2% this year was due primarily to incremental costs expensed in the year to support future growth including recruiting and training of employees.

Operating income for fiscal 2006 was $2.9 million, down $8.0 million from operating income of $10.9 million in fiscal 2005. This decrease was due primarily to a negative FX impact of $6.3 million and increased inter-company aircraft lease costs of $12.0 million as the number of aircraft in the Global Operations segment increased which was somewhat offset by increased segment EBITDAR from incremental activity.

At April 30, 2006, there were 131 aircraft in this segment, consisting of 23 heavy, 84 medium and six light helicopters and 18 fixed-wing aircraft. This represents an increase of ten aircraft since the start of the fiscal year, which is related to increased activity in the Global Operations segment in fiscal 2006. The fleet deployed in this segment consists primarily of medium aircraft such as the Sikorsky S-76, but also includes a number of heavy aircraft, including the Eurocopter Super Puma, the Sikorsky S-61N and the Sikorsky S-92.

Approximately 88% of flying revenue in the segment was derived from long-term contracts. The major customers in this segment included AIOC, Amerada Hess, ExxonMobil, Unocal, Chevron, bp, Shell, Premier, Phillips, Soekor, Sonair, the Royal Australian Air Force, Victoria Police, the United Nations, Encana and United Helicharters.

During and subsequent to fiscal 2006 we were awarded the following new contracts and contract renewals:

•	a five-year contract renewal (plus two one-year options) with ConocoPhillips Australia Pty Ltd. for two Super Puma AS332 helicopters in Australia;

•	a five-year contract renewal (plus one-year option) with Petronas for S-76C+ and fixed-wing services in Southeast Asia;

•	a four-year contract for the lease of two Bell 412 in India;

•	a two-year contract (plus one-year option) with Cairn Energy Sangu Field in Bangladesh;

•	a multi-year renewal for Sikorsky S-61 services in support of the Sable Offshore Energy Project in Halifax, Canada;

•	a two-year contract for an S-92 in Asia with Malaysian Helicopter Services in support of Shell offshore operations; and

•	through BHS, was awarded a five-year contract for the provision of eight Sikorsky S-76C+ helicopters in support of Petrobras’ operations in the Brazilian offshore sector.

European Operations

The European Operations segment consists primarily of operations in the UK, Ireland, Norway, the Netherlands and Denmark, mainly serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea.

Revenue for fiscal 2006 was $520.4 million, a decrease of $10.5 million from revenue of $530.9 million earned in fiscal 2005. This $10.5 million decrease was attributable to unfavourable FX of $54.6 million offset by a $44.1 million increase (excluding FX) in flying revenue. The flying revenue increase of $44.1 million was related to an increase in revenue from Norsk Hydro, Statoil, ConocoPhillips (UK), Marathon, Total and Nexan. Flying hours increased by 1,865 hours to 95,471 hours in fiscal 2006 compared to 93,606 hours in fiscal 2005.

Segment EBITDAR for fiscal 2006 was $107.5 million, down $3.3 million from segment EBITDAR of $110.8 million in fiscal 2005. This decrease was due primarily to an unfavourable FX of $12.8 million, partially offset by a $9.5 million EBITDAR increase earned on increased activity.

Segment EBITDAR margins decreased from 20.9% in fiscal 2005 to 20.7% in fiscal 2006. Excluding the impact of FX, the segment EBITDAR margin in fiscal 2006 was 20.9%, unchanged from fiscal 2005. Fiscal 2006 margins were negatively impacted by incremental costs expensed in the year to support future growth including recruiting, training and other business development opportunities. In addition, $1.6 million was expensed to settle a contract dispute due to the late delivery by the manufacturer of certain aircraft and costs related to performance issues on this aircraft type. These additional costs were offset by lower PBH rates charged by Heli-One.

Operating income for fiscal 2006 was $24.7 million, up $11.1 million from operating income of $13.6 million in fiscal 2005. This improvement was due primarily to decreased inter-company lease costs of $14.4 million, somewhat offset by reduced segment EBITDAR.

At April 30, 2006 there were 72 aircraft in this segment, consisting of 46 heavy and 26 medium aircraft. Included in the heavy aircraft were 33 Super Pumas including 15 Super Puma MkIIs and five Sikorsky S-92 aircraft.

In fiscal 2006, approximately 75% of flying revenue in this segment was derived from long-term contracts. The major customers in this segment remained largely unchanged from fiscal 2005 and during fiscal 2006 included Apache, bp, TotalFinaElf, Maersk, Statoil, Norsk Hydro, ConocoPhillips, Nexen, Marathon and the Irish Coast Guard.

During and subsequent to fiscal 2006 the Company was awarded the following new contracts and contract renewals:

•
a five-year contract by the United Kingdom Maritime and Coastguard Agency (MCA) for the provision of commercial search and rescue helicopter services from four bases in the UK commencing July 1, 2007. The contract requires the deployment of four Sikorsky S-92s and three AgustaWestland AW139s;

•	a five-year contract renewal by ConocoPhillips (UK) Limited for the provision of a dedicated Sikorsky S-76C, plus additional flight hours, in support of ConocoPhillips Southern North Sea operations;

•
a contract from Tullow Oil Plc. for the provision of a dedicated Sikorsky S-76A+ to support development activity in Southern North Sea and a three-year contract renewal, plus options, for the provision of a sole-use AgustaWestland AW139 helicopter commencing in July 2006;

•
a five-year contract renewal (plus three one-year options) by Maersk Oil and Gas AS for the provision of helicopter transportation services in support of its offshore oil and gas operations in the Danish sector of the North Sea. The contract will be supported by three dedicated Sikorsky S-92 helicopters beginning on July 1, 2007;

•	a seven-year contract renewal, plus options, by Perenco UK Limited for the provision of a sole-use AgustaWestland AW139 helicopter commencing in fiscal 2007;

•	a contract renewal by the Irish Minister for Transport for the continued provision of marine Search and Rescue (SAR) services in Ireland from July 2007 to July 2010, plus three option years; and

•	a three-year contract and two five-year contracts by Statoil for the provision of helicopter services in the Norwegian Sea commencing in mid-2007.

Heli-One

The Heli-One segment includes helicopter repair and overhaul facilities in Norway, Canada, Australia and the UK, providing helicopter repair and overhaul services for our fleet and for a growing external customer base in Europe, Asia and North America. As well, Heli-One includes survival suit and safety equipment production businesses and composite aerospace component manufacturing.

Heli-One’s third-party revenue for fiscal 2006 was $160.1 million, of which approximately 33% was derived from long term contracts, compared to $143.8 million in fiscal 2005. This $16.3 million increase in third-party revenue was due to growth from new leasing, PBH and increases in third-party repair and overhaul activity totalling $32.2 million, partially offset by an unfavourable FX impact of $15.9 million. Heli-One’s internal revenues have decreased by $26.1 million to $355.0 million in fiscal 2006 from $381.1 million in fiscal 2005. This decrease is primarily due to lower lease rates, unfavourable FX and reduced PBH charges to internal customers. Internal lease rates were fixed at the beginning of fiscal 2006 in the flying divisions’ functional currencies. These currencies have weakened against the Canadian dollar, therefore reducing Heli-One revenues by approximately $10.0 million in the year compared to last year. In addition, internal revenues reflect reduced PBH rates of approximately $7.5 million from European Operations to reflect current and future efficiencies in Heli-One.

Segment EBITDAR for fiscal 2006 was $235.1 million, up $0.2 million from segment EBITDAR of $234.9 million in fiscal 2005. This was the combined result of increased EBITDAR of $7.9 million, offset by an unfavourable FX impact of $7.7 million. The increase in EBITDAR is primarily attributable to direct cost savings of approximately $13.4 million from restructuring initiatives and EBITDAR earned on increased external revenues, offset by lower lease and PBH revenues from internal customers.

Heli-One’s segment EBITDAR margin has increased slightly from 44.7% last year to 45.6% this year. This increase is due to direct cost savings achieved through the restructuring process and from performing work in-house rather than through sub-contracting maintenance services to third parties. These cost savings are being passed on to internal customers through lower PBH rates as noted above.

Operating income for fiscal 2006 was $118.7 million, down $9.1 million from operating income of $127.8 million in fiscal 2005. This decrease was due primarily to a $6.6 million increase in external lease costs due to an increase in the number of leased aircraft, increased amortization of $4.9 million, partially due to the increase in repairable parts to support our increased fleet, and new aircraft types and a $4.3 million increase in restructuring charges. These increases were partially offset by the fiscal 2005 fair value adjustment to Composites of $14.3 million.

Corporate and Other Segment

Corporate segment EBITDAR of $(27.7) million in fiscal 2006 increased $4.4 million from the same period last year. The primary reasons for the decrease were adjustments in claims reserves for various insured risks, reduced variable compensation costs and a reduction in Schreiner corporate office costs as a result of restructuring initiatives.

REVIEW BY SEGMENT - FISCAL 2005 COMPARED TO FISCAL 2004 BASED ON OUR FORMER ORGANIZATIONAL STRUCTURE

The following table provides annual external revenue and segment EBITDA variance analysis between fiscal 2005 and 2004 based on our former organizational structure. Comparative figures for the year ended April 30, 2004 have not been restated to reflect the new operational structure as accurate estimates to reflect certain lease, PBH and associated transactions between our operating segments could not be made. Our consolidated results are not impacted by these items as they relate only to internal and eliminated transactions. All comparative figures under the current and previous organizational structures have been restated for various restatements and adjustments as outlined in Notes 3 and 4 to our fiscal 2006 audited consolidated financial statements.

Segment Revenue from External Customers - Variance Analysis
(in thousands of Canadian dollars)

	Europe	International	Schreiner (i)	Repair & Overhaul	Composites	Corporate & Other (iii)	Total
Year ended April 30, 2004	$482,112	$191,773	$32,490	$58,119	6,962	-	$771,456
Foreign exchange impact	6,693	(6,223)	(202)	(148)	-	-	120
Revenue increase (decrease)	(6,285)	48,499	132,061	19,332	1,980	-	195,587
Year ended April 30, 2005	$482,520	$234,049	$164,349	$77,303	$8,942	$-	$967,163

Total revenue increase (decrease)	$408	$42,276	$131,859	$19,184	$1,980	N/A	$195,707
% increase (decrease)	0.1%	22.0%	N/A	33.0%	28.4%	N/A	25.4%
% increase (decrease) excluding FX	(1.3%)	25.3%	N/A	33.3%	28.4%	N/A	25.4%

Segment EBITDA Variance Analysis
(in thousands of Canadian dollars)

	Europe	International	Schreiner(ii)	Repair & Overhaul	Composites	Corporate & Other(iii)	Total
Year ended April 30, 2004	$72,104	$23,350	$3,379	$55,421	$(2,044)	$(19,666)	$132,544
Foreign exchange impact	3,991	(3,517)	(777)	(915)	-	-	(1,218)
Segment EBITDA increase (decrease)	(2,037)	22,003	35,062	9,766	(3,806)	(2,551)	58,437
Year ended April 30, 2005	$74,058	$41,836	$37,664	$64,272	$(5,850)	$(22,217)	$189,763

Segment EBITDA margin (i)
- Last year	15.0%	12.2%	10.4%	28.6%	(29.4%)	N/A	17.2%
- This year	15.3%	17.9%	22.9%	28.8%	(65.4%)	N/A	19.6%
Total Segment EBITDA increase (decrease)	$1,954	$18,486	$34,285	$8,851	$(3,806)	$(2,551)	$57,219
% increase (decrease)	2.7%	79.2%	N/A	16.0%	(186.2%)	(13.0%)	43.2%
% increase (decrease) excluding FX	(2.8%)	94.2%	N/A	17.6%	(186.2%)	(13.0%)	44.1%

(i)	Segment EBITDA as a percent of revenue from external customers except for the R&O segment, which is a percent of total revenue.
(ii)	Results for Schreiner for the comparative period are for the period from February 16, 2004 to April 30, 2004.
(iii)	Corporate and other includes Inter-segment eliminations.

European Flying Segment

The European flying segment consisted primarily of operations in the UK, Ireland, Norway and Denmark, mainly serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea.

Revenue for fiscal 2005 was $482.5 million, an increase of $0.4 million from revenue of $482.1 million earned in fiscal 2004. This $0.4 million increase was attributable to (i) favourable FX of $6.7 million, essentially offset by (ii) a $6.3 million decrease in flying revenue. The flying revenue decrease of $6.3 million was related to the redeployment of aircraft to support growth in international markets and reduced activity from expired contracts, offset partially by revenue from new entrants to the North Sea.

Segment EBITDA for fiscal 2005 was $74.1 million, up $2.0 million from segment EBITDA of $72.1 million in fiscal 2004. This increase was due primarily to (i) favourable FX of $4.0 million and (ii) increased margins on contracts replacing the low margin bp contract that expired in July 2004, offset by (iii) $0.9 million of direct costs incurred in the fourth quarter of fiscal 2005 as a result of the delay in deployment of new aircraft as described below, and (iv) increased short-term lease payments to a third-party helicopter operator and other costs totalling $1.8 million incurred during a dispute with pilots in Denmark that was settled in the third quarter of fiscal 2005.

Segment EBITDA margin improved from 15.0% in fiscal 2004 to 15.3% in fiscal 2005. Excluding the impact of FX, the segment EBITDA margin in fiscal 2005 was 14.7%. The primary factor causing the margin to decline from 15.0% to 14.7% was the above noted $0.9 million of costs related to the delay in deployment of new aircraft and the $1.8 million related to the Danish pilot strike. Excluding both the impact of FX and the increase in expenses as noted, the segment EBITDA margin in fiscal 2005 was 15.3%, up modestly from fiscal 2004.

Operating income for fiscal 2005 was $59.1 million, up $4.8 million from operating income of $54.3 million in fiscal 2004. This improvement was due primarily to (i) improved segment EBITDA, and (ii) reduced restructuring costs of $4.3 million from fiscal 2004. In 2004, we incurred restructuring costs to implement a new management structure in our European operations to provide an increased focus on the critical areas of the business.

We started a long-term contract in Norway that required the deployment of two new heavy aircraft at specific dates in the fourth quarter of fiscal 2005. This contract commitment was not met due to the late delivery of the aircraft by the manufacturer. We provided substitute aircraft to meet the customer’s flying requirements. If the new aircraft had been deployed on the required dates we would have realized additional segment EBITDA of approximately $3.0 million in fiscal 2005. Direct costs incurred as a result of this delay included salary, overtime and related costs totalling approximately $0.9 million.

At April 30, 2005 there were 69 aircraft in this segment, consisting of 50 heavy and 19 medium aircraft. Included in the heavy aircraft were 37 Super Pumas including 16 Super Puma MkIIs and 2 Sikorsky S-92 aircraft.

In fiscal 2005, 72.5% of revenue in this segment was derived primarily from long-term contracts. The major customers in this segment remained largely unchanged from fiscal 2004 and during fiscal 2005 included bp, ExxonMobil, TotalFinaElf, Maersk, Statoil, Norsk Hydro, ConocoPhillips, Talisman, Kerr-McGee and the Irish Coast Guard.

During and subsequent to fiscal 2005 we were awarded the following new contracts and contract renewals:

•	A five-year North Sea contract with Marathon Oil UK Ltd.

•
Commencing September 1, 2006, a five-year contract, plus two two-year options, with Nexen Petroleum UK Limited for the provision of helicopter services in support of Nexen’s UK Central and Northern North Sea operations.

•	A two-year contract, plus three one-year options, by the Peak Group.

•
Contract renewals by PGS Production AS, Kerr-McGee and ConocoPhillips Norway for the provision of heavy helicopter transportation services in the Norwegian North Sea. These contracts have contract periods ranging from one to five years. Including option periods, the total potential contract periods range from three to five years.

•	An expanded Search and Rescue contract by the Irish Coast guard.

The following contracts were not renewed:

•	In March 2005 a contract with Talisman Energy (UK) Limited in the North Sea expired and was not renewed by the customer. This contract generated revenue of approximately $22.0 million per year.

•
Subsequent to the 2005 fiscal year end, ConocoPhillips Norway extended an existing crew-change contract to September 1, 2006, but announced it would not renew the contract beyond this date. Bp/Talisman extended a related crew-change contract to December 31, 2005, but announced it will not renew the contract beyond this date. These two contracts are currently valued at a total of $46.0 million per annum.

International Flying Segment

The International flying segment consisted of operations in Australia, Africa, Asia and offshore work in eastern Canada and in other locations around the world, serving offshore oil and gas, EMS/SAR and other industries.

Revenue for fiscal 2005 was $234.1 million, an increase of $42.3 million from revenue of $191.8 million in fiscal 2004. The increase included revenue growth of $48.5 million, partially offset by an unfavourable FX impact of $6.2 million. The $48.5 million revenue increase was driven by increased flying activity, primarily for oil and gas customers from new contract awards and increased flying activity on existing contracts. Total flying hours increased from 47,265 in fiscal 2004 to 51,132 in fiscal 2005, representing growth of 3,867 hours or 8%. Increased flying hours were derived from increased flying from new and expanded contracts in Malaysia, India, Venezuela and other countries. Revenue also increased due to new dry lease contracts in Brazil and Venezuela.

Segment EBITDA for fiscal 2005 was $41.8 million, up $18.5 million from segment EBITDA of $23.3 million in fiscal 2004. This increase included an unfavourable FX impact of $3.5 million. The segment EBITDA improvement of $22.0 million was primarily related to (i) increased revenue from new contracts and renewed contracts at higher margins, and the (ii) addition of high margin dry lease contracts in Brazil and Venezuela in fiscal 2005.

In fiscal 2005 the segment EBITDA margin for the International flying segment rose from 12.2% in fiscal 2004 to 17.9% in fiscal 2005. Absent the impact of FX, the margin in fiscal 2005 was 18.9%. The increase from 12.2% in fiscal 2004 to 18.9% in fiscal 2005 was due primarily to the items noted above.

Operating income for fiscal 2005 was $30.6 million, up $13.4 million from operating income of $17.2 million in fiscal 2004. This increase was due primarily to improved segment EBITDA somewhat offset by increased amortization expense.

At April 30, 2005, there were 105 aircraft in this segment, consisting of 23 heavy, 70 medium and 8 light helicopters and 4 fixed-wing aircraft. This represents an increase of 8 aircraft since the start of fiscal 2005, which is related to increased activity in the International flying segment in fiscal 2005. The fleet deployed in this segment consisted primarily of medium aircraft such as the Sikorsky S-76, but also included a number of heavy aircraft, including the Eurocopter Super Puma and the Sikorsky S-61N.

In fiscal 2005 approximately 78% of revenues in the segment were derived from long-term contracts. The major customers in this segment included ExxonMobil, Unocal, Chevron, bp, Shell, TotalFinaElf, Premier, Phillips, Soekor, Sonair, DeBeers, the Royal Australian Air Force, Victoria Police, the United Nations, Talisman, Newfield, Petrobras, Encana and United Helicharters.

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

During fiscal 2005, we disposed of two non-core Schreiner businesses; Schreiner Canada and SAMCO. The results of Schreiner Canada and SAMCO are not included in the Schreiner business segment but are included in discontinued operations.

Revenue for fiscal 2005 was $164.4 million while segment EBITDA earned for fiscal 2005 was $37.7 million. The $164.4 million in revenue was comprised of (i) $116.5 million in flying revenue of which $85.1 million related to oil and gas and other customers, (ii) $47.1 million of repair and overhaul revenue, and (iii) $0.8 million in other revenue.

Schreiner’s segment EBITDA margin in fiscal 2005 increased from 10.4% in fiscal 2004 to 22.9% in fiscal 2005. This increase was the result of improved operating margins from reduced support costs and other operational efficiencies implemented since Schreiner was acquired.

Operating income for fiscal 2005 was $24.8 million, which included restructuring costs of $5.6 million, largely consisting of severance, termination, consulting and other costs.

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

Repair and Overhaul Segment

The Repair and overhaul segment, which became an important component of Heli-One in fiscal 2006, included helicopter repair and overhaul facilities in Norway, Canada, Australia and the U.K., providing helicopter repair and overhaul services for our fleet and for an external customer base in Europe, Asia and North America and included the survival suit and safety equipment production business.

During fiscal 2005, our Repair and overhaul segment acquired three new businesses to complement our existing helicopter support services. The August 2004 acquisition of Multifabs, an Aberdeen-based company specializing in the production of cold water survival suits for military forces, emergency services and offshore transportation companies around the world enhances our ability to deliver the most comprehensive, cost effective offshore services package to our customers in the oil and gas and emergency search and rescue sectors. Multifabs complements the existing third-party marine, military and aviation safety business of this segment. In fiscal 2005 the Company also acquired a majority position in ATSL, an aircraft engine repair and overhaul company servicing General Electric CT 58/T58 and Pratt and Whitney, PT6T turboshaft engines, and the assets and capabilities of Coulson, a British Columbia, Canada based helicopter component and turbine maintenance repair and overhaul provider. ATSL and Coulson are important elements of our strategic expansion of our global repair and overhaul capabilities.

Third-party repair and overhaul revenue for fiscal 2005 was $77.3 million, of which approximately 31.6% was derived from long term contracts, compared to $58.1 million in fiscal 2004. This $19.2 million increase in third-party revenue was due to growth from newly acquired businesses partially offset by an unfavourable FX impact of $0.1 million. Other offsetting variances included (i) a decrease in revenue from base maintenance of $5.4 million, (ii) a $2.3 million increase in revenue from PBH customers, and (iii) an increase in major component overhaul revenue of $2.7 million.

Segment EBITDA for the repair and overhaul segment for fiscal 2005 was $64.3 million, up $8.9 million from segment EBITDA of $55.4 million in fiscal 2004. This was the combined result of (i) increased revenue as noted above; (ii) reduced overhaul costs resulting from insourcing services previously provided by third parties; offset by (iii) increased parts costs as low cost inventory acquired on the acquisition of Helicopter Service Group was largely depleted; (iv) increased repair and subcontract costs for parts used to support the power-by-the-hour fleet; (v) the decision not to increase prices to internal customers in fiscal 2005; and (vi) an unfavourable FX impact of $0.9 million.

The foregoing were also the cause of the increase in the Repair and overhaul segment EBITDA margin from 28.6% in fiscal 2004 to 28.8% in fiscal 2005. Excluding the impact of FX, the fiscal 2005 segment EBITDA margin was 29.2%.

Operating income for fiscal 2005 was $43.3 million, down $0.6 million from operating income of $43.9 million in fiscal 2004. This decrease was due primarily to a $3.9 million increase in amortization relating to assets employed in the newly acquired businesses, an increase of $3.0 million in amortization on other assets, primarily due to investment in repairable parts to support a larger fleet, and an increase of $2.5 million in restructuring costs from those incurred in fiscal 2004 partially offset by the $8.9 million increase in segment EBITDA. Restructuring costs largely consisted of severance, termination, consulting and other costs.

Composites

Revenue for fiscal 2005 was $8.9 million, an increase of $2.0 million from $6.9 million in fiscal 2004. This $2.0 million increase was due to increased activity on a contract to manufacture airframe components for a major helicopter manufacturer. Segment EBITDA for fiscal 2005 was a loss of $5.9 million, a decrease of $3.8 million from fiscal 2004. In fiscal 2005 we recorded a $14.3 million fair market adjustment to the assets of Composites.

Corporate and Other Segment

Corporate segment EBITDA (including Inter-segment eliminations) of $(22.2) million in fiscal 2005 decreased $2.6 million from fiscal 2004. The primary reasons for the decrease were higher costs of $6.7 million due primarily to increases in variable compensation costs and the build up of the Financial Services Department in Vancouver, Canada in anticipation of delivering services to our operating divisions in fiscal 2006. These increases were substantially offset by variances in inter-segment eliminations.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

We generated $95.4 million of operating cash flow (before changes in non-cash working capital) in fiscal 2006, an increase of $3.3 million from the $92.1 million generated for fiscal 2005. This increase is due primarily to (i) a $44.5 million increase in net earnings from continuing operations which included a $33.7 million increase in gains on the sale of assets and long term investments and increased amortization of $5.6 million, and (ii) a decrease in net pension plan funding of $11.3 million, partially offset by the $14.3 million fair value adjustment recorded in fiscal 2005. The $56.1 million in non-cash working capital investment in fiscal 2006 is primarily due to increases in inventory and accounts receivable.

Inventory investment in the current fiscal year has been significant for the following reasons:

•	the addition of 18 new aircraft and several new aircraft types, including the Sikorsky S-92, AgustaWestland AW139 and Eurocopter EC155;

•	the establishment of a new global warehouse in the Netherlands and the build-up of repair and overhaul facilities in British Columbia, Canada;

•	the acquisition of inventory from new PBH customers including Aero Contractors of Nigeria (“ACN”);

•	the purchase of stock previously provided by third-party consignment vendors;

•	increases in safety stock at bases throughout the world to improve aircraft serviceability; and

•
accounts receivable has also increased in part due to the build-up of operating capability in BHS and significant growth in our international customer base where payment terms exceed other jurisdictions in which we operate.

We generated $92.1 million of operating cash flow (before changes in non-cash working capital) in fiscal 2005, an increase of $4.7 million from the $87.4 million generated for fiscal 2004. This increase is due primarily to (i) a $6.0 million decrease in net earnings from continuing operations, (ii) $40.0 million change in current and long-term income tax assets and liabilities partially offset by (iii) reduced debt settlement costs of $17.7 million, (iv) increased net pension plan funding of $9.8 million, (v) a $7.7 million decrease in deferred revenue, and (vi) increased amortization of $5.5 million of Schreiner contract credits. We generated $22.1 million in cash from working capital during fiscal 2005, primarily through a $60.5 million increase in accounts payable, partially offset by increases in accounts receivable of $38.1 million. As a result, cash flow from operations for the year ended April 30, 2005 was $114.2 million, an increase of $27.0 million from fiscal 2004.

We believe that we will be able to generate sufficient cash flow to meet our current and future working capital, capital expenditure and debt obligations. As at April 30, 2006 we had unused borrowing capacity under our credit facilities of $147.1 million and cash and cash equivalents of $26.3 million, for a total of $173.4 million. We do not expect any material changes to its future working capital requirements other than possible changes caused by major acquisitions and continued fleet expansion. Our growth strategy includes the pursuit of various acquisition targets. It is expected that acquisitions would be largely debt financed. We do not expect to use sale-leaseback transactions from the sale of long-term owned aircraft as a source of liquidity. Sale-leaseback transactions are used as a cost effective way to finance new aircraft. Aircraft are often acquired over an extended period through deposits and then sold and leased back shortly after acquisition.

There are no material, legal or practical restrictions on our ability to obtain cash from our subsidiaries. There are no material trends and no expected material fluctuations in our liquidity position. We are not aware of any balance sheet conditions, income items or cash flow items that could have a material impact on our liquidity. There are also currently no liquidity problems associated with our financial instruments. However, changes in our stock price affect the fair market value of an equity forward price agreement that we use to hedge our stock appreciation rights. As well, changes in FX rates affect the fair market value of currency swaps into which we have entered in connection with hedging our net investment in our self-sustaining foreign operations. It is possible that such changes in the fair market value of these financial instruments could be material. See page 58, “Financial Instruments”.

Financing Activities

Financing activities generated cash of $75.6 million for fiscal 2006, compared to $122.9 million generated for fiscal 2005. Total debt decreased by $2.1 million in the year from $627.1 million to $625.0 million. The $2.1 million decrease was comprised of (i) an increase in debt of $96.9 million offset by favourable FX of $99.0 million.

During fiscal 2006, we agreed to terms for two operating lease facilities with two major European banks to lease finance US $90.0 million and US $150.0 million, respectively, of helicopters. These facilities provide us more operating flexibility than most previous leases including the ability to move aircraft among countries within agreed limits, as long as pre-negotiated percentages of facility value are maintained in primary and non-primary operating jurisdictions. The Company has entered into lease transactions on 14 aircraft under these facilities during the year. We have identified additional aircraft that we currently own that will also be financed, which will result in significant net cash inflows for us in fiscal 2007.

To minimize the impact of foreign exchange on our cash flows, we have denominated our debt in various currencies to more closely match net operating cash flows with debt service obligations. See page 58, “Financial Instruments”. At April 30, 2006 our total net debt was denominated in the following currencies:

Currency		Debt in functional currency (millions	)	Canadian equivalent (millions	)
UK pound sterling		£8.0		$16.3
Euro		€46.5		65.7
Canadian dollar		$50.1		50.1
US dollar	US	$440.0		492.9
Cash (various currencies)				(26.3)
Total net debt				$598.7

Total debt increased by $113.1 million from $514.0 million at April 30, 2004 to $627.1 million at April 30, 2005. The $113.1 million increase was comprised of (i) an increase in debt of $160.0 million offset by (ii) favourable FX of $46.9 million. The increase in debt was due primarily to property and equipment additions and acquisitions of new businesses in fiscal 2005. During fiscal 2005 we agreed to the terms of revised senior credit facilities to replace the existing facilities that were due to mature in July 2005. The new senior facilities consist of a revolving facility of US $175.0 million, a revolving facility of £ 6.8 million, a non-revolving facility of € 66.1 million and a non-revolving facility of £ 7.6 million. The terms of the revised senior credit facilities provide for increased flexibility in both financial and non-financial covenants, extension of the maturity dates for periods of three to five years, lower interest rates and increased borrowing limits.

In March 2005, we issued $188.5 million (US $150.0 million) of 7⅜% senior subordinated notes. Partial proceeds were used to repay CAD $162.4 million of our senior credit facilities.

The current portion of long-term debt decreased by $11.2 million, from $38.0 million at April 30, 2004 to $26.8 million at April 30, 2005. The $11.2 million decrease in the current portion of long-term debt was attributable to the redemption of the remaining $11.5 million of 11¾% senior subordinated notes and $10.4 million remaining 8% subordinated debentures, offset by an increase in the current portion of debt obligation on the senior credit facilities and other term loans.

Debt issue costs in fiscal 2005, incurred primarily in connection with the aforementioned US $150.0 million debt issuance and the revised senior credit facilities, totalled $5.6 million and were recorded as deferred financing costs. Also in connection with the debt issuance, we paid cash debt settlement costs of $2.0 million to pay down existing debt.

To minimize the impact of FX on cash flows, net debt at April 30, 2005 was denominated in the following currencies:

Currency		Debt in functional currency (millions	)	Canadian equivalent (millions	)
UK pound sterling		£9.2		$22.1
Euro		€59.7		97.0
Canadian dollar		$5.2		5.2
US dollar	US	$400.0		502.8
Cash (various currencies)				(51.4)
Total net debt				$575.7

The terms of certain of our debt agreements and helicopter lease agreements impose operating and financial limitations on us. Such agreements limit, among other things, our ability to incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments. Our ability to comply with any of the foregoing limitations and with loan repayment provisions will depend on future performance. This will be subject to prevailing economic conditions and other factors, some of which may be beyond our control. Throughout fiscal 2006 we were, and continue to be, in compliance with all covenants, all requirements for the payment of interest and principal and all other conditions imposed by our debt and lease agreements.

During fiscal 2006 we declared an annual dividend of $0.40 payable quarterly on each Class A subordinate voting share and Class B multiple voting share (approximately $17.1 million). Of this, dividends totalling $8.5 million were paid by April 30, 2006. During fiscal 2005, we declared an annual dividend of $12.8 million or $0.30 per share, $6.4 million of which was paid in fiscal 2005 with the remaining $6.4 million paid in fiscal 2006. During fiscal 2004, we declared an annual dividend of $10.5 million or $0.25 per share. There have been no defaults or arrears in dividend payments.

Cash generated by Class A subordinate voting share issues under the employee share purchase plan and the employee stock option plan and share conversions was $0.5 million during fiscal 2006.

At April 30, 2006, long-term debt (including current portion) totalled $625.0 million and shareholders’ equity totalled $490.7 million. At April 30, 2005 long-term debt (including current portion) totalled $627.1 million and shareholders’ equity totalled $460.2 million. The long-term debt to equity ratio was 1.3:1 at April 30, 2006, compared to 1.4:1 at April 30, 2005.

Investing Activities

Cash used for investing activities was $129.2 million in fiscal 2006 compared to $254.8 million in fiscal 2005. Property and equipment additions of $283.6 million were comprised of (i) $177.2 million for the purchase of 20 helicopters, including 12 that were subsequently leased through sale-leaseback transactions, (ii) $12.6 million for aircraft modifications, (iii) $67.1 million for major spares and repairable parts, (iv) $3.6 million in connection with the construction of buildings and hangars; and (v) $23.1 million for ground equipment, vehicles, a simulator and office furniture and fixtures. The aforementioned aircraft expenditures of $177.2 million are the net amount of aircraft purchases of $264.9 million less the application of deposits on these aircraft of $87.7 million. We paid aircraft deposits during the year of $125.0 million toward future aircraft purchases to end fiscal 2006 with an aircraft deposit balance of $70.9 million.

Capital expenditures during fiscal 2006 for helicopter major inspections totalled $23.6 million. These expenditures were financed from proceeds received on capital asset dispositions and from operating cash flow. Proceeds from disposals during fiscal 2006 totalled $315.0 million. These proceeds were composed of $209.8 million received in connection with 21 aircraft sale-leaseback transactions and the disposal of four additional aircraft, $95.5 million received on the sale of long-term investments and $9.7 million received from miscellaneous dispositions.

Cash used for investing activities was $254.8 million in fiscal 2005 compared to $185.9 million in fiscal 2004. Property and equipment additions of $236.0 million were comprised of (i) $149.0 million for the purchase of 20 helicopters, including four that were subsequently leased through sale-leaseback transactions, (ii) $21.6 million for aircraft modifications, (iii) $44.4 million for major spares and repairable parts, (iv) $10.4 million in connection with the construction of buildings and hangars, (v) $10.6 million for ground equipment, vehicles, a simulator and office furniture and fixtures. The aforementioned aircraft expenditures of $149.0 million are the net amount of aircraft purchases of $172.9 million less the application of deposits on these aircraft of $23.9 million. We paid aircraft deposits during the year of $53.0 million toward future aircraft purchases to end fiscal 2005 with an aircraft deposit balance of $43.0 million.

Capital expenditures during fiscal 2005 for helicopter major inspections totalled $15.5 million. These expenditures were financed from proceeds received on capital asset dispositions and from operating cash flow. Proceeds from disposals during fiscal 2005 totalled $90.9 million. These proceeds were composed of (i) $89.0 million received in connection with five aircraft sale-leaseback transactions and the disposal of five additional aircraft, (ii) $1.7 million received on an insurance claim for a Bell 212 helicopter, and (iii) $0.2 million received from other asset dispositions.

During fiscal 2005, we acquired Multifabs, ATSL and Coulson for a net cash expenditure of $18.0 million. These acquisitions were financed through existing operating facilities.

We had no other material capital expenditure commitments at April 30, 2006 other than commitments to take delivery of aircraft as discussed previously in the MD&A. See page 33, “Fleet - By Segment - Commitments to Acquire New Aircraft”. See also Note 26 to our fiscal 2006 audited consolidated financial statements. Aircraft and other assets required to accommodate future growth will be purchased with funding from operations and/or additional debt, or will be leased under operating lease arrangements.

FINANCIAL INSTRUMENTS

Primary Financial Instruments

The carrying values of our primary financial instruments, with the exception of our senior subordinated notes and subordinated debentures, substantially approximate fair value due to the short-term maturity and/or other terms of those instruments.

The fair value of the senior subordinated notes is based on quoted market prices. The fair value of these debt instruments is as follows (in millions of Canadian dollars):

	April 30, 2006		April 30, 2005
	Fair Value	Carrying Value	Fair Value	Carrying Value
Senior subordinated notes (7⅜%)	$454.3	$448.1	$490.8	$502.8

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

We have designated our US $400.0 million 7⅜% senior subordinated notes and related forward foreign currency contracts as effective hedges of our net investments in certain self-sustaining operations in Canada, the UK, the Netherlands, and Norway. We have also designated other pound sterling and euro denominated debt as hedges of our net investments in uor self-sustaining operations in the UK, the Netherlands, and Canada respectively. As a result of these effective hedging relationships, revaluation gains and losses on the debt, net investments and currency swaps are offset in the cumulative translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP.

We have also entered into forward foreign exchange contracts to reduce our exposure to currency fluctuations on anticipated foreign currency revenues and expenses for certain of our operations. These relationships also qualified as effective hedges under Canadian GAAP.

In addition, we have hedged our obligations under our Stock Appreciation Rights and Performance Units (“SARs”) using an equity forward price agreement to reduce volatility in cash flow and earnings due to possible future increases in our share price. We accrue the liability and related expense associated with our SARs plans based on a calculation relating the market value of our Class A subordinate voting shares on the TSX to the reference price of the SARs. At April 30, 2006 the amount recorded in current liabilities related to SARs was $11.4 million (April 30, 2005 - $10.4 million).

The nature, maturity, notional amount and fair market value of our derivatives used in risk management activities as at April 30, 2006 are as follows:

Hedging Item	Maturity	Notional amount	Fair market value (in millions )
Forward foreign exchange contracts
Sell pound sterling; buy US dollar	October 2006	£ 30.7 million	$-
Sell Norwegian kroner; buy US dollar	October 2006	NOK 895.4 million	-
Sell US dollar; buy Canadian dollar	Various	USD $86.4 million	9.1
Sell pound sterling; buy euro	Various	£ 30.2 million	(1.0)
Equity forward price agreement	July 2007	1,170,000 units	(1.2)
			$6.9

Other Financial Instruments

We have a 12% unsecured, subordinated convertible note due to an affiliate of our controlling shareholder. The total amount outstanding at April 30, 2006 was $4.6 million. Refer to item (b) of “Related Party Transactions” on page 88 for additional details on this convertible debt.

Credit Risk on Financial Instruments

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts where we would incur a loss in replacing the instrument. We limit our credit risk by dealing only with counterparties that possess investment grade credit ratings.

Interest Rate Risk

We have used interest rate swap agreements in the past in order to achieve an appropriate mix of fixed and variable interest rate debt. Our current exposure to interest rates is such that fixed and variable rates are appropriately balanced at April 30, 2006 without the use of interest rate derivative instruments.

OFF-BALANCE SHEET ARRANGEMENTS

In addition to the derivatives noted above, we have entered into guarantees and leasing arrangements that can broadly be considered as off-balance sheet arrangements.

We have given guarantees to certain lessors in respect of operating leases that provide for cross-acceleration rights in the event of our defaulting on certain of our credit facilities. We have also provided limited guarantees to third parties, including guarantees in the form of junior loans, loans receivable and deferred payments, in connection with a portion of the aircraft value at the termination of aircraft operating leases. We entered into these guarantees to facilitate the related leasing arrangements which form part of our fleet management strategy. Our exposure under these guarantees with respect to aircraft values is approximately $60.8 million. The resale market for the aircraft for which we have provided guarantees remains strong, and as a result, we do not anticipate incurring any liability or loss with respect to these guarantees. For additional information regarding these guarantees, see Note 28 to our fiscal 2006 audited consolidated financial statements.

At April 30, 2006, we operated 19 aircraft under operating leases with seven entities that are considered variable interest entities (“VIEs”) under Canadian and US GAAP. These leases have terms and conditions similar to those of our other aircraft operating leases over periods ranging from fiscal 2007 to fiscal 2014. We have entered into these leasing arrangements with VIEs because such arrangements represent an attractive form of leasing under our overall fleet management strategy. In particular, under these leasing arrangements we have been able to mitigate certain risks associated with helicopter market values. For example, the lessors in these arrangements bear the majority of downside risk with respect to any decline in the market values of the leased helicopters below their estimated residual value at the end of the lease terms. We have completed an analysis of the accounting guidance with respect to VIEs (Canada - Accounting Guideline 15, US - FASB Interpretations No. 46 and 46-R) and has concluded that we are not required to consolidate any of the VIEs with which we have aircraft leasing arrangements. Based on independent appraisals, the estimated fair market value of the aircraft leased from VIEs was $134.1 million at April 30, 2006. We have provided junior loans and loans receivable in connection with operating leases with the VIEs, and have also entered into remarketing agreements for the aircraft under lease. Our maximum exposure to loss related to such junior loans and loans receivable as a result of our involvement with VIEs is $17.7 million. For additional information, see Note 27 to our fiscal 2006 audited consolidated financial statements.

CONTRACTUAL OBLIGATIONS

The following table contains a summary of our obligations and commitments to make future payments under contracts, including debt, lease and purchase agreements at April 30, 2006. Additional information is contained in Notes 13 and 26 to our fiscal 2006 audited consolidated financial statements.

Payments due by period
(in millions of Canadian dollars)

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt	$176.8	$25.7	$115.1	$18.3	$17.7
Senior subordinated notes (7⅜%)	448.1	-	-	-	448.1
Operating lease (aircraft)	388.1	75.2	134.3	106.4	72.2
Operating lease (other)	50.2	6.4	9.8	8.3	25.7
New aircraft commitments	648.0	382.7	265.3	-	-
Total contractual obligations	$1,711.2	$490.0	$524.5	$133.0	$563.7

DEFINED BENEFIT PENSION PLANS

Approximately 40% of our active employees are covered by defined benefit pension plans. The plan in the UK is closed to new members. At April 30, 2006, we had net unfunded deficits of $28.0 million relating to defined benefit pension plans that are required to be funded, compared to $75.7 million at April 30, 2005, a decrease of $47.7 million. Of the $28.0 million unfunded deficits at April 30, 2006, $53.3 million and $0.8 million were related to plans in the UK and the Netherlands, respectively. These deficits were offset by a surplus of $26.1 million in the Norwegian plan. In addition, at April 30, 2006, we had a deficit of $46.2 million related to plans that do not require funding, compared to a deficit of $54.2 million for those plans at April 30, 2005.

The unfunded deficit relating to funded plans decreased during fiscal 2006 primarily due to decreases in estimated benefit obligations resulting from reductions in the discount rates used, changes in expected long-term retirement assets and a positive FX impact.

Pension expense for fiscal 2006 was $27.9 million, compared to $23.2 million for fiscal 2005. The primary reasons for the $4.7 million increase in pension expense from fiscal 2005 to fiscal 2006 were a $2.1 million increase in the amortization of net actuarial and experience losses and a $2.6 million increase due primarily to assumption changes.

During the years ended April 30, 2006 and April 30, 2005 additional employees were added to the plan in Canada resulting in an increase of $0.5 million (2005 - $2.6 million) to both unrecognized prior service costs and benefit obligations. Also during the current year, the plan in the Netherlands was changed to comply with changes to the fiscal regulations related to pensions. These changes resulted in a decrease of $0.9 million to both unrecognized prior service costs and benefit obligations. In fiscal 2005 the plan in the Netherlands was amended from a final pay arrangement to an average pay arrangement resulting in a reduction in the accrued benefit obligation of $11.5 million.

In addition, in 2005 the sale of SAMCO, as well as terminations as part of the restructuring initiatives, resulted in a curtailment of the Netherlands pension plan. A curtailment gain of $2.8 million from the sale of SAMCO was recorded in the results of discontinued operations in fiscal 2005 and a curtailment gain of $2.9 million related to our restructuring activities was recorded in restructuring costs in fiscal 2005. The curtailment gain for both events reflected a reduction in both the benefit obligations and unrecognized past service costs.

While the asset mix varies in each plan, overall the asset mix was 46% equities, 38% fixed income and 16% money market as at April 30, 2006.

SHARE DATA

Our share capital was comprised of the following:

	Number of Shares		Consideration
(amounts in thousands)	April 30, 2006	April 30, 2005	April 30, 2006	April 30, 2005
Class A subordinate voting shares	36,860	36,833	$223,241	$222,727
Class B multiple voting shares	5,861	5,866	18,413	18,431
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A employee share purchase loan			(1,502)	(1,689)
			$240,152	$239,469
Contributed surplus			$4,363	$3,291

Class A Shares that would be issued upon conversion of the following:	April 30, 2006	April 30, 2005
Class B Shares	5,861	5,866
Stock options	3,819	2,815
Convertible debt	1,379	1,379

During the year ended April 30, 2004 we adopted without restatement of comparative figures the Canadian Emerging Issues Committee Abstract 132, Share Purchase Financing (“EIC-132”). Under EIC-132, share purchase loans receivable are to be deducted from shareholders’ equity if such loans are not in accordance with current arm’s length market terms and conditions including interest rate, terms of interest payments and principal repayments and adequacy of security. Our Class A subordinate voting employee share purchase loans are non-interest bearing, full recourse loans and have, as collateral, a pledge of the related shares purchased with a fair market value of $19.9 million as at April 30, 2006. As a result, the employee share purchase loans, of $1.5 million at April 30, 2006 (2005 - $1.7 million), are deducted from shareholders’ equity. Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary. Upon termination of employment, the loans are required to be repaid within 60 days.

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

We have issued 22,000,000 ordinary shares to a company owned by our majority shareholder for subscriptions of $33.0 million. Concurrently, to fund the subscriptions for the ordinary shares, we made a non-interest bearing loan to the purchaser, payable on demand and we have a lien on the ordinary shares issued. The ordinary shares entitle the holder thereof to (i) one vote for every 10 ordinary shares held; (ii) dividends equivalent on a per share basis to any dividend paid on our Class A subordinate voting shares and Class B multiple voting shares, subject to prior minority shareholder approval; and (iii) receive a share of the residual of the Company, on a liquidation or winding-up, equal, on a share for share basis, to the amount received by a holder of a Class A subordinate voting share or a Class B multiple voting share. The ordinary shares are redeemable at our option at the subscription price thereof in certain circumstances (see Note 23 to our fiscal 2006 audited consolidated financial statements).

During the first two months of fiscal 2007 we issued 8,318 Class A subordinate voting shares for total consideration of approximately $0.2 million.

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

The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations. If operations perform below anticipated recoverable levels, the portion of pre-operating expenses that cannot be recovered is expensed immediately when known. At April 30, 2006, $3.7 million (2005 - $6.5 million) in unamortized pre-operating expenses, which are expected to be recoverable from the related future cash flows of such contracts and the development of new businesses, are included in other assets on the balance sheet.

(b)	Flying asset amortization

Flying assets are amortized to their estimated residual value over their estimated service lives. The estimated useful lives and associated residual values are based on management estimates. Such estimates could vary materially from actual experience.

Major airframe inspection costs and modifications are capitalized and amortized over the lesser of their estimated useful life and remaining lease term, if applicable.

(c)	Carrying value of aircraft

Based on independent appraisals, the appraised value of our owned aircraft exceeded the carrying value by $46.7 million and $59.1 million as at April 30, 2006 and 2005, respectively (both amounts unaudited). The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize these aircraft. In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.

(d)	Inventory obsolescence

An allowance for obsolescence is provided for inventory identified as excess or obsolete to reduce the carrying costs to the lower of average acquisition cost and net realizable value. These allowances are based on management estimates, which are subject to change.

(e)	Defined benefit employee pension plans

We maintain both funded and unfunded defined benefit employee pension plans in the UK, Norway, Canada and the Netherlands for approximately 40% of its active employees and certain former employees. Several statistical and judgmental factors, which attempt to anticipate future events, are used in measuring our obligations under the plans and the related periodic pension expense. These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets and the rate of future compensation increases. In addition, our actuaries use other assumptions such as withdrawal and mortality rates. The estimates and assumptions used may differ materially from actual results due to changing market and economic conditions, changing withdrawal rates, and changing overall life spans of participants. These differences may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations. We review annually the assumptions used in measuring the pension plan obligations to determine their appropriateness based on actual experience and current and anticipated market conditions.

(f)	Utilization of income tax losses

We have accumulated $117.0 million and $35.9 million in non-capital and capital losses, respectively, as at April 30, 2006. As detailed in Note 22 to our fiscal 2006 audited consolidated financial statements, some of the non-capital losses expire between fiscal 2007 and 2026 and some carry forward indefinitely, while the capital losses carry forward indefinitely. We have determined that it is more likely than not that the benefit of $95.6 million of the non-capital losses and all of the capital losses will be realized in the future and, accordingly, has recorded future tax assets of $36.7 million related to these losses. This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period when such determination is made.

(g)	Lease aircraft return costs

Lease aircraft return costs are not known with certainty until the end of the lease term. This requires us to estimate the lease return obligations beginning immediately after the last major maintenance cycle. Such estimates are based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement and could vary materially from actual costs.

(h)	Aircraft operating leases

Upon entering into a new aircraft leasing arrangement, we evaluate whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating. Currently, all of our aircraft leases are classified and recorded as operating leases. One of the criteria in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease. In determining whether the present value at the beginning of the lease term of the minimum lease payments is less than 90% of the fair value of the leased aircraft, we include in our minimum lease payments minimum rentals over the lease term (excluding any renewal options) and any guarantee by us of the residual value of the leased aircraft including junior loans, deferred payments, rebateable advance rentals, and asset value guarantees (Note 28 to our fiscal 2006 audited consolidated financial statements).

The second criteria evaluated is whether there is a bargain purchase option at the end of the lease compared to the estimated fair market value of the aircraft at that time. At the time of entering into a new aircraft leasing arrangement we obtain an independent appraisal from a helicopter valuation company of the estimated fair value of the aircraft at the beginning and end of the lease term. These appraisals involve the use of estimates on the current and future condition of, and demand for, the particular aircraft type. Different valuation companies may calculate different appraisal values for the same aircraft based on different assumptions used.

The third criteria evaluated is whether the lease term is greater than or equal to 75% of the economic life of the leased aircraft. The use of different estimates of fair market value and the economic life of the aircraft could result in different lease classification.

Certain of our operating leases have junior loans, deferred payments, rebateable advance rentals and loans receivable due from the lessors. Under these lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the unamortized amount under the lease of the aircraft at that time, these amounts may be fully recoverable, otherwise the junior loans, rebateable advance rentals and deferred payments would not be recoverable. As at April 30, 2006 no allowance has been recorded on these amounts and related accrued interest as we currently believe that the aircraft will realize a value upon sale at the end of the lease sufficient to recover these amounts.

(i)	Consolidation of variable interest entities (“VIE”s)

Under AcG-15, we are required to assess the variability of outcomes under each entity that is considered a VIE to determine whether we are the primary beneficiary of the VIE and would thus be required to consolidate the VIE. In performing this assessment, we are required to make a number of estimates including a range of possible asset values at the end of the lease term. In addition to developing a range of possible outcomes, we are required to assign a probability to each potential outcome. These estimates can significantly impact whether a particular VIE is required to be consolidated by us.

(j)	General tax contingencies

Our business and operations are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which we are subject to ongoing tax assessments. When applicable, we adjust the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments. These adjustments could materially increase or decrease our results of operations.

NEW ACCOUNTING STANDARDS

During our 2005 fiscal year, the CICA issued new accounting standards relating to the recognition and measurement of financial instruments, hedges, and comprehensive income. These accounting standards are substantially harmonized with US GAAP and will be effective for our 2008 fiscal year. We are currently assessing the impact of these new recommendations on our financial statements.

PRINCIPAL DIFFERENCES BETWEEN CANADIAN GAAP AND US GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. Under US GAAP, net earnings for the years ended April 30, 2006, 2005 and 2004 were $130.6 million, $49.1 million and $34.1 million, respectively, compared to net earnings of $90.7 million, $56.5 million and $51.9 million, respectively, under Canadian GAAP. These differences result primarily from the differing accounting treatments for net investment hedges and related debt revaluation. A description of the significant differences applicable to us and a reconciliation of Canadian GAAP to US GAAP are set out in Note 32 to our fiscal 2006 audited consolidated financial statements.

SUMMARY FINANCIAL DATA - US DOLLARS

Certain summary financial data from our fiscal 2006 audited consolidated financial statements, as detailed below, has been translated into US dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated using the exchange rate at April 30, 2006 of $1.1203 = US $1.00.

Financial Highlights

Year ended April 30, (in millions of US dollars, except per share amounts)	2006	2005
Revenue	$902.9	$863.3
Operating income	99.5	97.2
Net earnings from continuing operations	81.0	41.3
Net loss from discontinued operations	-	9.2
Net earnings	81.0	50.4
Per Share Information
Basic
Net earnings from continuing operations	$1.93	$0.98
Net loss from discontinued operations	-	0.22
Net earnings	1.93	1.20
Diluted
Net earnings from continuing operations	$1.76	$0.90
Net loss from discontinued operations	-	0.20
Net earnings	1.76	1.10

DISCLOSURE CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining our disclosure controls and procedures to ensure that information used internally and disclosed externally is complete and reliable. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and have concluded that they are adequate and effective as of the end of the fiscal year ended April 30, 2006.

Our Chief Executive Officer and Chief Financial Officer do not expect that our disclosure controls or internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Board of Directors - Nominees

            The table and notes below set out the name of each person proposed to be nominated for election as a director, the age of the nominee, the province/state and country of residence, the period or periods during which the nominee has served as a director of the Corporation, the nominee’s principal occupation, business or employment and all other positions with the Corporation and any affiliates thereof now held by the nominee, if any, and the number of Class A Subordinate Voting Shares, Class B Multiple Voting Shares, Ordinary Shares, Class A Stock Options, and Share Appreciation Rights (“SAR’s”) beneficially owned by each nominee or over which the nominee exercises control or direction. All of the nominees currently serve as directors of the Corporation with the exception of Mark Dobbin.

Sylvain Allard, M.B.A., 48,
Director since November, 2004. Resident of British Columbia, Canada. Mr. Allard is the President and Chief Executive Officer of the Corporation. He has been President for seven years and was appointed Chief Executive Officer in November 2004. Mr. Allard started with the Corporation as a helicopter pilot in Eastern Canada in 1982. He earned a Masters of Business Administration degree (Gold Medalist) from Concordia University, Montreal, and has held several key positions in the Corporation, including President of Viking Helicopters Ltd., Canadian Helicopters (Eastern) and CHC Helicopters International Inc.

Donald Carty, O.C., 60,
Director since November, 2004. Resident of Texas, United States of America. Mr. Carty served as Chairman and Chief Executive Officer of AMR Corporation from 1998 to 2003. He served as President and CEO of CP Air in Canada from 1985-1987 and spent several years in various management positions with Celanese Canada, Ltd., Air Canada, and the Canadian Pacific Railway. Mr. Carty is a graduate of Queen's University in Kingston, Ontario, and of the Harvard Graduate School of Business Administration. Mr. Carty was appointed as an officer of the Order of Canada in 2002. He is a director of Dell Inc., Sears Holdings Corporation, Barrick Gold Corp., Hawaiian Holdings Inc. and Gluskin Sheff & Associates Inc.

Craig L. Dobbin, O.C., 70,
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

Craig C. Dobbin, 41,
Director since 1998. Resident of Newfoundland and Labrador, Canada. From 1999 to January 2002, he was Director of Marketing with CHC Composites Ltd. From 1995 to 1999, he was the President of Seaforest Plantation Co. Ltd., a cod aquaculture company. Since 1996, he has been General Manager of Canadian Northern Outfitters Ltd., an executive wilderness retreat. From 1991 to 1993, he was employed as the marketing director for GPA Helicopters Limited (a division of CHC) and from 1993 to 1995 he was Manager of Corporate Planning for Air Atlantic and subsequently served on the Board of Directors of Air Atlantic (1995) Limited. From January 2002 until March 2003, he was a Vice-President of CHC Helicopter Corporation.

Mark Dobbin, 47,
Resident of Newfoundland and Labrador, Canada. Mr. Dobbin is the founder and President of Killick Capital Inc., a Newfoundland based private equity company. From 1998 to 2003 Mr. Dobbin was the Chair and CEO of Vector Aerospace Corporation, a globally recognized aviation repair and overhaul service. Prior to Vector he was employed for 17 years with the Corporation and held increasingly responsible positions with CHC culminating in serving as Senior Vice_President. He was a director of the Corporation from 2001 to 2003. He is currently a director of Plasco Energy Group, Inc., Consilient Technologies Corporation, Verafin Inc. and Greyfirst Corp.

George N. Gillett Jr., 67,
Director since October, 2004. Resident of Colorado, United States of America. Since 1996 Mr. Gillett has been Chairman of Booth Creek Management Corporation, based in Vail, Colorado, a diversified company with interests in the recreational, fresh and processed protein products, automotive and transportation, and landscape and garden industries. Mr. Gillett is Chairman of Swift & Company, the Montreal Canadiens hockey club, Booth Creek Ski Holdings, and Coleman Natural Foods. He is also a director of Steadman Hawkins Research Foundation Inc. and is a member of the Board of Governors of the National Hockey League.

John J. Kelly, B.E., Ph.D., 71,
Director since 1999. Resident of Ireland. He holds both a Bachelor of Engineering and a Ph.D. degree from University College, Dublin. On graduation, he worked for a number of years in the petroleum industry in the UK and in Ireland, after which he was appointed to the staff of the School of Engineering in University College, Dublin, where he served as Dean of Engineering, from 1979 to 1986, from 1986 to 1994 as Registrar/Senior Vice-President of the University and since 1994 as Professor of Chemical Engineering at the University. He was a Fulbright Scholar to the University of Maryland, where he was visiting Professor in its School of Engineering. He was the director of the Fulbright Scholarship Program between Ireland and the United States from 1996 to 2000, and acts as Executive Director of the Ireland Canada University Foundation.

Jack M. Mintz, B.A., M.A., Ph.D., 55,
Director since 2004. Resident of Ontario, Canada. He is a Professor of Business Economics at the University of Toronto. From 1999 to July 2006 he was the President and Chief Executive Officer of the C.D. Howe Institute, an independent policy think-tank. He has published more than 180 books and articles in the fields of public economics and fiscal federalism. He has consulted widely with the World Bank, the International Monetary Fund, the Organization for Economic Co-operation and Development and various governments, businesses and non-profit organizations. He serves as a director of Brookfield Asset Management Inc., Imperial Oil Limited, Ontario Financing Authority, the Royal Ontario Museum Foundation and the National Statistics Council.

Sir Bob Reid, 72,
Director since 2004. Resident of the United Kingdom. He joined Shell International Petroleum Company in 1956 and spent much of his career overseas, including posts in Brunei, Nigeria, Thailand and Australia. He served as Chairman and Chief Executive of Shell UK from 1985 to 1990. He has served as Chairman of the British Railways Board, London Electricity, British-Borneo Oil and Gas plc, The Council of the Industrial Society and Sears plc. From 1997 to 2004 he served as Deputy Governor of the Bank of Scotland. He has been Chairman of the Petroleum Exchange of London (now ICE Futures) since 1999. He served as Chairman of Avis Europe from 2002 to 2004 and as a non-executive director for Sun Life Financial Services of Canada until 2004. He also serves as a non-executive director for Intercontinental Exchange Service Inc., The Merchants Trust and Siemens, plc.

Guylaine Saucier, C.M., F.C.A., 60,
Director since 2005. Resident of Quebec, Canada. Ms. Saucier is a Fellow of the Institute of Chartered Accountants. She was Chair of the Joint Committee on Corporate Governance established in 2000 by the Canadian Institute of Chartered Accountants, the Canadian Venture Exchange and the Toronto Stock Exchange. She was Chair of the Canadian Institute of Chartered Accountants from June 1999 to June 2000 and was Chairman of the Board of the Canadian Broadcasting Corporation from April 1995 to December 2000. In 1989 she was appointed as a member of the Order of Canada. Ms. Saucier is currently a member of the board of directors of several Canadian corporations including Petro-Canada Inc. and the Bank of Montreal, and two French companies, Areva and Altran.

William W. Stinson, 72,
Director since 2003. Resident of Ontario, Canada. He is President and Chairman of the Board of Trustees of Westshore Terminals Income Fund which operates a bulk terminal facility. He is also a director of Grant Forest Products. From 2003 to 2005 he was Chairman of the Board of Sun Life Financial, a worldwide insurer and wealth management company. He was a director of Sun Life Financial since 1985. Mr. Stinson spent most of his career with Canadian Pacific Ltd., a diversified transportation and industrial company, where he was Chief Executive Officer for eleven years and Chairman and Chief Executive Officer for six years before retiring in 1996.

Officers of the Corporation

The table and notes below set out the name of each person that currently serves as an officer of the Corporation including the age of the officer, the province/state and country of residence and the position of the officer with the Corporation.

Sylvain Allard, M.B.A., 48,	See “Board of Directors- Nominees.”

Rick Davis, C.A., 44,
Resident of British Columbia, Canada. Mr. Davis began as the Vice-President, Internal Audit of the Corporation and in September 2004, was appointed as Vice-President, Financial Reporting. In May 2006, he was appointed Acting Chief Financial Officer and in September 2006, he was appointed Senior Vice-President and Chief Financial Officer. Prior to his employment with the Corporation, he was the Corporate Controller for Vector Aerospace Corporation, a publicly traded aerospace maintenance, repair and overhaul service provider.

Craig L. Dobbin, O.C., 70,	See “Board of Directors- Nominees.”

G. Blake Fizzard, C.A., 42,
Resident of British Columbia, Canada. Mr. Fizzard began as the Director of Taxation of the Corporation and in March 2001 and was appointed Vice-President, Financial Structuring in 2003. Prior to his employment with the Corporation, he was member of the tax and audit departments at Deloitte & Touche LLP and served as an Assistant Vice-President of International Advisory Services in Hamilton, Bermuda. Mr. Fizzard received a Bachelor of Commerce degree from Memorial University of Newfoundland in 1986 and became a chartered accountant in 1988.

Rick Green, C.G.A., 49
Resident of British Columbia, Canada. Mr. Green has been employed by us for the past 19 years. He began as the Chief Accountant with a predecessor company, Sealand Helicopters Limited, and moved through increasingly responsible positions within the Corporation. In 1988, he was named the Assistant Corporate Controller. In 1993, he moved into an Internal Audit function until 1995 when he was appointed as Vice-President, Finance in our International division. He remained in this position until 2000 when he was appointed as Vice-President, Planning and Control. In May 2003, he assumed the role of Vice-President, Global Systems and Solutions. In May 2006, he was appointed as Vice-President and Chief Information Officer.

John Hanbury, C.M.A., 49,
Resident of British Columbia, Canada. Mr. Hanbury was appointed as Corporate Treasurer of the Corporation in July 2005. Prior to his employment with the Corporation, he was the Treasurer of a major company operating in the forestry sector of British Columbia. Mr. Hanbury has a Bachelor of Commerce degree from the University of British Columbia.

Martin Lockyer, LLB, 46,	Resident of British Columbia, Canada. Mr. Lockyer is the Vice-President, Legal Services and Corporate Secretary of the Corporation. Prior to his employment with the Corporation, he was a partner of a major Atlantic Canada law firm and was outside counsel to the Corporation. His practice included corporate and commercial transactions and securities matters. He is former Vice-Chairman of a Canadian airport authority. Mr. Lockyer has an honours degree in Commerce from Memorial University of Newfoundland and a law degree from Osgoode Hall Law School.

Mark Stock, MIR, 34,
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

Nominee	Director Since	Class A Shares	Class B Shares	Ordinary Shares	Class A Shares Under Options	Share Appreciation Rights
						Vested	Unvested
Sylvain Allard, MBA	2004	278,468	—	—	643,932	—	—
Donald Carty, OC	2004	20,000	—	—	—	36,666	73,334
Craig L. Dobbin, OC	1987	2,513,230 (i)	5,555,432 (i)	22,000,000 (ii)	2,053,912	—	—
Craig C. Dobbin	1998	—	—	—	60,000	—	—
Mark D. Dobbin	—	283,726 (iii)	118,172	—	—	—	—
George N. Gillett Jr.	2004	—	—	—	—	73,332	36,668
John J. Kelly, B.E., Ph.D.	1999	6,280	—	—	—	70,000	—
Jack M. Mintz, B.A., M.A., Ph.D.	2004	200	—	—	—	73,332	36,668
Sir Bob Reid	2004	—	—	—	—	73,332	36,668
Guylaine Saucier, C.M., F.C.A.	2005	—	—	—	—	36,666	73,334
William W. Stinson	2003	10,000	—	—	—	73,332	36,668

(i)	These shares are held by Discovery Helicopters Inc., a holding company, all of the voting shares of which are owned by Craig L. Dobbin. See “Share Ownership”.
(ii)	These shares are held by O.S. Holdings, a holding company wholly owned indirectly by Craig L. Dobbin, Chairman and Chief Executive Officer of the Corporation. See ”Share Ownership”.
(iii)	Of these, 251,264 are held by a family education trust.

Directors’ Meeting

The Board and its committees met as follows during the year ended April 30, 2006:

	Regular	Telephone	Total
Board	3	1	4
Audit	3	5	8
Corporate Governance, Compensation and Nominating	3	-	3
Pension	3	-	3
Total	12	6	18

The following is the record of attendance for each director at Board and committee meetings for the year ending April 30, 2006. The overall attendance record at Board and committee meetings was 95%.

Name of Director	Board	Committee
Sylvain Allard	4 of 4	N/A
Donald Carty, O.C.	4 of 4	8 of 8
Craig L. Dobbin, O.C.	4 of 4	N/A
Craig C. Dobbin	4 of 4	3 of 3
George N. Gillett Jr.	4 of 4	3 of 3
John J. Kelly, B.E., Ph.D.	4 of 4	3 of 3
Jack M. Mintz, B.A., M.A., Ph.D.	4 of 4	8 of 8
Sir Bob Reid	4 of 4	3 of 3
Guylaine Saucier, C.M., F.C.A.	2 of 4	9 of 11
William W. Stinson	4 of 4	N/A
Total	38 of 40	37 of 39
Overall Attendance	95%	95%

Additional Disclosure Relating to Directors

To the knowledge of the Corporation, no director of the Corporation is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c)  within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for Guylaine Saucier, a director of the Corporation, who was a director of Nortel Networks Corporation, which was subject to a cease trade order dated May 31, 2004 (the "Cease Trade Order"), each issued by the Ontario Securities Commission (the “OSC”) as a result of Nortel Networks Corporation’s failure to file financial statements. The Cease Trade Order was revoked by the OSC on June 21, 2005.

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

REPORT OF THE CORPORATE GOVERNANCE, COMPENSATION AND NOMINATING COMMITTEE

Statement of Corporate Governance Practices

We recognize the importance of adhering to superior corporate governance standards. We have developed sound corporate governance policies and procedures, which are monitored and reviewed on a continuous basis, and adapted a ‘‘best practices’’ approach in all of our corporate governance initiatives. The Corporate Governance, Compensation and Nominating Committee is responsible for monitoring the development of, and compliance with, corporate governance policies and procedures.

For the purposes of our NYSE listing, we are considered a “foreign private issuer” which means that we are not required to comply with most of the NYSE’s corporate governance listing standards. Under NYSE rules, we are required to disclose any significant ways in which our corporate governance practices differ from those followed by US domestic companies under the NYSE’s listing standards. We believe that there are no significant differences between our corporate governance practices and those required to be followed by US domestic issuers under the NYSE listing standards except that we comply with the TSX rules to obtain shareholder approval of share compensation arrangements that involve a new issue of shares. Unlike the NYSE rules, the TSX rules do not require shareholder approval for compensation arrangements involving share purchases in the open market at fair value. This disclosure can be accessed at www.chc.ca.

A copy of our Statement of Corporate Governance Guidelines is available on our website at www.chc.ca and in print from us upon request.

Submitted by the Corporate Governance, Compensation and Nominating Committee:

•	Sir Bob Reid (Chair)
•	George Gillett

Report of the Audit Committee

            The Audit Committee oversees the financial reporting process on behalf of the Board of Directors. In order to carry out this responsibility, the Audit Committee, which consists entirely of “unrelated” and “independent” directors, meets quarterly to review the Corporation's financial statements and recommends their approval to the Board of Directors. The Audit Committee also reviews, on a continuing basis, any reports prepared by the Corporation's external auditors relating to the Corporation's accounting policies and procedures, as well as its internal controls. Financial information prepared for securities commissions and similar regulatory bodies is also examined by the Audit Committee before filing. The Audit Committee meets independently with management and the external and internal auditors to review the involvement of each in the financial reporting process. These meetings are designed to facilitate any private communication with the Audit Committee which may be desired by any party. The Audit Committee recommends the appointment and remuneration of the Corporation's external auditors, who are elected annually by the Corporation's shareholders. During the year ended April 30, 2006, the Audit Committee met eight times.

In carrying out their responsibilities, the Audit Committee has:

•	met with management and the external auditors to review and discuss the April 30, 2006 consolidated financial statements;

•
discussed with the external auditors the matters required by Canadian regulators in accordance with Section 5751 of the General Assurance and Auditing Standards of the Canadian Institute of Chartered Accountants “Communications with Those Having Oversight Responsibility for the Financial Reporting Process” and by US regulators in accordance with the Statement on Auditing Standards No. 61 “Communication with Audit Committee” issued by the American Institute of Certified Public Accountants;

•	received written disclosures from the independent auditors required by the US Securities and Exchange Commission in accordance with the requirements of the Independence Standards Board; and

•	discussed with the external auditors that firm’s independence.

Submitted by the Audit Committee:

•	Dr. Jack Mintz, Chair
•	Donald Carty
•	Guylaine Saucier

Pension Committee

The Pension Committee has the responsibility to monitor and inform the Board concerning the issues related to the Corporation’s pension plans.

The current members of the Pension Committee are Dr. Kelly (chair), Craig C. Dobbin and Mme. Saucier.
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

Composition of the Corporate Governance, Compensation and Nominating Committee

None of the members of the Corporate Governance, Compensation and Nominating Committee is, or has been an officer or an employee of the Corporation or any of its subsidiaries.The Corporate Governance, Compensation and Nominating Committee generally meet quarterly to discuss compensation and governance matters.

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

            The remuneration of the executive officers of the Corporation consists of three components: base salary, an annual incentive bonus program, and long-term incentive programs which are stock-based. In 2006 total base salary for the Named Executive Officers was $2,033,880 and compensation under the annual incentive bonus programs was $nil, representing 0% of base salary (0% for the Chief Executive Officer). The relative proportion of compensation from base salary and annual incentive bonus programs may vary from year to year as compensation from the annual incentive bonus program can vary depending on the performance of the Corporation.

            The Corporation's pay policy is to offer to its executive officers, subject to performance, total compensation at or above the 75th percentile of compensation paid by companies within a broad comparator group of publicly-traded Canadian and US corporations of similar magnitude and scope, including, but not limited to, other oil and gas services and aerospace companies and to provide additional performance based compensation where expectations have been exceeded. The comparator group is reviewed periodically by the Corporation’s independent compensation consultant to ensure it remains relevant for use by the Corporation.

            Base salaries of the CEO and the other Named Executive Officers of the Corporation are established between the median or average of salary levels of executive positions of similar magnitude, scope and complexity in comparable Canadian and US companies, taking into account the individual executive's responsibilities, experience, contribution and performance and are established in conjunction with independent compensation consultants.

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

Operations

During fiscal 2005, upon the recommendation of the Corporate Governance, Compensation and Nominating Committee (following an independent review), the Board of Directors adopted a Short Term Incentive Plan (“STIP”) for senior management including the Named Executive Officers. The purpose of the STIP is to reward the plan participants based on the annual performance of the Corporation with a component (10% of the employee’s base salary) based on attaining individual goals. Participants receive a bonus based upon the Corporation’s return on capital employed (“ROCE”) for the fiscal year as measured against a budgeted target, with target and maximum bonuses based upon a percentage of base salary. For the Named Executive Officers and other plan participants who are not part of divisional management, 90% of budgeted ROCE must be achieved for any bonus to be paid, while maximum bonus is payable when actual ROCE is equal to or greater than 110% of budgeted ROCE.

During fiscal 2001, upon the recommendation of the Compensation Committee (following an independent review) the Board adopted a Total Shareholder Return bonus plan (the "TSR Plan") for the CEO, and the other Named Executive Officers of the Corporation. This plan was designed to provide a mechanism that closely aligns management incentives with shareholder interests, and to emphasize the creation and enhancement of shareholder value. The TSR Plan sets a minimum threshold of 12.5% of the opening shareholders' equity for each fiscal year, which return is then notionally deducted from net earnings for the fiscal year so that no TSR bonus is paid unless this minimum return has been achieved for shareholders; the TSR Plan bonus is equal to 10% of net earnings for the completed fiscal year in excess of the minimum 12.5% return on opening shareholders' equity. In respect of fiscal 2006, the total TSR Plan bonus was $nil. The TSR Plan bonuses are allocated to the Named Executive Officers on the basis of a percentage based on seniority. The percentage of the total TSR Plan bonuses allocated to the Executive Chairman is 50%, the CEO is 30% and the CFO 20%.

Long Term Incentive Plan

Upon recommendation of the Corporate Governance, Compensation and Nominating Committee (following an independent review), the Board of Directors has adopted a Long Term Incentive Plan (“LTIP”) for senior management including the Named Executive Officers. The LTIP is designed to reward the plan participants based upon longer term performance of the corporation. Each participant is given a number of Performance Stock Units (“PSU’s”) calculated by dividing the average closing price of the Class A Subordinate Voting Shares on the TSX on the five trading days preceding the grant date by the target percentage of his/her annual salary. The PSUs vest and are redeemed on the third anniversary of the grant date at a price equal to the average closing price of the Class A Subordinate Voting Shares on the TSX on the five trading days preceding the date of vesting. The factor may range from 0 to 2 depending upon whether the target return on equity is exceeded or not met.

Corporate Development

The Corporate Governance, Compensation and Nominating Committee may deem certain extraordinary circumstances worthy of special recognition where significant benefits have accrued to the Corporation. No Corporate Development bonuses were paid in fiscal 2006. In fiscal 2005 Corporate Development bonuses of $750,000 were payable to the Named Executive Officers in connection with certain targets being met in respect of the Schreiner Aviation Group. In fiscal 2004 Corporate Development bonuses of $250,000 were payable to the Named Executive Officers in connection with the completion of the acquisition of the Schreiner Aviation Group.

Share Option Plan

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

Under supplementary retirement plan agreements, the President and Chief Executive Officer, Mr. Sylvain Allard, the former Senior Vice-President & Chief Financial Officer, Mr. Jo Mark Zurel, and the former Senior Vice-President & Corporate Secretary, Mr. O. Noel Clarke, may receive supplementary retirement benefits in addition to the retirement benefits provided under the RPP. A special retiring allowance has been provided for the Chairman and Chief Executive Officer. These benefits are described under “Executive Retirement Plan and Retiring Allowance”.

The current members of the Pension Committee are Dr. Kelly (Chair), Craig C. Dobbin and Mme. Saucier.

Submitted by the Corporate Governance, Compensation and Nominating Committee:

•	Sir Bob Reid (Chair)
•	George Gillett

Compensation of Directors

During fiscal 2006, the directors of the Corporation, other than those employed by the Corporation, were paid fees (as described below) for each Board and committee meeting attended and were reimbursed for their expenses arising in connection with such meetings. Effective May 1, 2002, after consideration of a report of an external independent compensation consultant and on the recommendation of the Corporate Governance, Compensation and Nominating committee, the annual directors fees were set at $40,000 per annum, the fee payable to Committee Chairs was set at $10,000 per annum and fees for attendance were set at $2,000 per meeting. During 2004 the Board of Directors, with input from an independent compensation consultant, approved revised directors fees as follows: (i) an annual fee of $150,000 was approved for the Lead Director, effective October 28, 2003 (this fee is in lieu of any other board retainer or board and committee attendance fees); (ii) effective March 1, 2004 all directors fees (other than the Lead Director fees) payable to Board members were changed from Canadian to US currency, unless the Board member resides in a jurisdiction where the currency trades at a premium to the US dollar (in these cases the director would be compensated in the local currency), and (iii) the annual fee payable to the Audit Committee Chair was increased from US $10,000 to US $25,000 to reflect the increased workload of the Audit Committee Chair. Effective October 5, 2004, the annual fee of the chair of the Corporate Governance, Compensation and Nominating Committee increased to US $25,000 to reflect the increased work load of the chair of the committee. No options were granted to directors during fiscal year 2006.

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

At April 30, 2006 a total of 730,000 issued and outstanding SARs had been granted to current directors. Of this total issuance, 363,332 SARs were vested at April 30, 2006. No SARs have been exercised subsequent to April 30, 2006.

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

PERFORMANCE GRAPH

            Below is a line graph which compares (a) the yearly cumulative total shareholder return on the Corporation’s Class A Subordinate Voting Shares and Class B Multiple Voting Shares (being the only publicly traded equity securities of the Corporation) with (b) the cumulative total return of the S&P/TSX Composite Index (TSX 300 Index prior to May 1, 2002) for the 60-month period to April 30, 2006.

For the 60-month period ended April 30, 2006 (assuming reinvestment of dividends), the cumulative total shareholder return on an investment of $100 in the Class A Subordinate Voting Shares of CHC would be $328, and for the Class B Multiple Voting Shares of CHC would be $393. The return for the same period based on an investment of $100 in the S&P/TSX Composite Index (TSX 300 Index prior to May 1, 2002) would be $168.

COMPENSATION TABLE

The remuneration paid to the Executive Chairman, the President and Chief Executive Officer and the other most highly compensated executive officer (the “Named Executive Officers”) for each of the last three years ended April 30 is as follows:

		Annual compensation					Long-term compensation awards securities under options/SARs granted
				Bonus (i)
Name and principal position	Year	Salary $		Operations $ (v)	Corporate Development $ (iv)	Other annual compensation $ (ii)	Class A voting shares #	All other compensation $ (iii)

Craig L. Dobbin, O.C.	2006	948,880	(vi)	-	-	-	-	-
Executive Chairman	2005	1,016,000	(vi)	2,856,166	375,000	136,734	-	-
	2004	966,408	(vi)	500,043	125,000	66,140	-	-

Sylvain A. Allard	2006	650,000		-	-	-	200,000	19,000
President & Chief Executive Officer	2005	650,000		1,807,000	225,000	-	-	16,500
	2004	583,333		300,026	75,000	-	-	15,500

Jo Mark Zurel (vii)	2006	435,000		-	-	-	100,000	19,000
Senior Vice-President & Chief Financial Officer	2005	435,000		1,072,000	150,000	-	-	16,500
	2004	365,000		200,017	50,000	-	-	15,500

Notes:
(i)	Bonuses are shown in the fiscal year to which payments relate.

(ii)
Other compensation and personal benefits amount to less than the lower of $50,000 and 10% of salary and bonus for all Named Executive Officers in 2006 and for all except the Executive Chairman in each of the previous two fiscal years. The amounts shown for the Executive Chairman in fiscal 2004 and 2005 are the imputed interest benefits on share purchase loans and vehicle benefits.

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

(v)	These amounts include:
(a)	regular performance bonus payments under the STIP, which is also used as an incentive for other senior managers; and
(b)	the TSR Plan.
(vi)	These salary amounts are denominated in US dollars, but paid in Canadian dollars. The amounts included in the table are the Canadian dollar equivalents paid.
(vii)	Mr. Zurel resigned as an officer of the Company on May 10, 2006.

LONG TERM INCENTIVE PROGRAM

The following table sets out the aggregate number of PSUs awarded under the Long Term Incentive Program to each of the Named Executive Officers during the most recently completed fiscal year together with other required information.

		Performance	Estimated Future Payouts Under Non- Securities-Price-Based Plans
Name	PSUs (#)	Period Until Payout	Threshold ($ or #)	Target ($ or #)	Maximum ($ or #)
Craig L. Dobbin, O.C.	47,430	April 30, 2008	N/A	N/A	N/A
Sylvain Allard	31,047	April 30, 2008	N/A	N/A	N/A
Jo Mark Zurel	16,622	April 30, 2008	N/A	N/A	N/A

Employee Share Option Plan

The following table provides information as of April 30, 2006 regarding the number of securities to be issued upon the exercise of outstanding options and the weighted-average exercise price of the outstanding options in connection with the equity compensation plan approved by shareholders (the Employee Share Option Plan). The Corporation does not have any equity compensation plans that have not been approved by shareholders. The options below relate to the Corporations Class A Subordinate Voting Shares.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price per share of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Employee Share Option Plan	3,819,344	$ 11.77	40,462
Equity compensation plans not approved by security holders	-	-	-
Total	3,819,344	$ 11.77	40,462

As at August 30, 2006, the number of securities to be issued upon the exercise of outstanding options under the Employee Share Option Plan is 3,843,344, being 9% of the aggregate number of Class A and Class B shares outstanding.

Option Grants During the Most Recently Completed Fiscal Year

The following table sets out the aggregate number of options granted to each of the Named Executive Officers during the most recently completed fiscal year together with the exercise price and other required information.

Name	Type of Security	Securities under Options Granted #	Per cent of Total Options Granted to Employees during the year ended April 30, 2006	Exercise Price ($/Security)	Market Value of Securities Underlying Options at the Date of Grant ($/Security)	Expiration Date
Craig L. Dobbin, O.C.	Class A	-	-	-	-	-
Sylvain Allard	Class A	200,000	19.60%	$24.80	$24.80	June 29, 2015
Jo Mark Zurel	Class A	100,000	9.80%	$24.80	$24.80	June 29, 2015

Aggregated Option Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Stock Option Values

            The following table sets out the aggregate number of outstanding options held by each of the Named Executive Officers who held options at any time during the most recently completed fiscal year, together with the value of such options at the end of the fiscal year. Amounts reported under "Value of unexercised in-the-money options" represent the difference between (i) the market value as at April 30, 2006 of the Class A Subordinate Voting Shares for which such options were granted having an exercise price less than such market value, and (ii) the exercise price of such options. The closing trading price of a Class A Subordinate Voting Share on the Toronto Stock Exchange (the “TSX”) on April 30, 2006 was $28.00.

Name	Type of Security	Securities acquired on exercise #	Aggregate value realized $	Options exercisable (vested) at April 30, 2006 # (i)	Options not exercisable (unvested) at April 30, 2006 # (i)	Value of all vested unexercised in-the-money options April 30, 2006 $	Value of all non-vested unexercised in-the-money options April 30, 2006 $
Craig L. Dobbin, O.C.	Class A	-	-	1,026,956	-	44,730,931	-
Sylvain Allard	Class A	-	-	221,966	100,000	8,917,651	700,000
Jo Mark Zurel	Class A	-	-	70,750	50,000	2,447,155	350,000

(i)	Each option entitles the holder to receive two Class A Subordinate Voting Shares.

Executive Retiring Plan and Retiring Allowance

Under supplementary retirement plan agreements ("SRPs") with the Corporation, Mr. Sylvain Allard, and former executives, Mr. Jo Mark Zurel and Mr. O. Noel Clarke, may be entitled to receive supplementary retirement benefits in addition to the retirement benefits provided under the RPP. The aggregate target benefit provided through the RPP, the SRPs and Canada Pension Plan ("CPP") benefits is 2% of the individual’s highest three years average earnings including operations bonuses ("average earnings"), but excluding special transaction bonuses (corporate development) multiplied by years of credited service. The SRP benefit formula is integrated with the formula under the CPP as well as the estimated benefits under the RPP. The SRP provides benefits by multiplying the participant’s credited service by the sum of the following:

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

The Corporation has decided to partially fund the SRP to the 50% level over a five-year period commencing May 1, 2005. However, upon a change in control of the Corporation, SRP participants are immediately vested and the Corporation is required to establish a retirement compensation arrangement (as defined under the Income Tax Act (Canada)) to secure full funding for all SRP benefits through the issuance of letters of credit. In the case of Mr. O. Noel Clarke, his employment arrangements with the Corporation provided that he be credited with 10 years of continuous service for the purpose of his SRP in addition to his actual service.

The entitlement to supplementary benefits under the SRP has vested for each of Messrs Allard, Zurel and Clarke. The estimated credited years of service as of August 28, 2006 for Mr. Allard is 23.3 years, Mr. Zurel is 12.04 years and Mr. Clarke is 14.5 years (inclusive of his 10 years of additional service discussed above).

The approximate aggregate annual benefits payable to a participant under the RPP and SRP are as follows:

	Years of Credited Service
Remuneration	15	20	25	30	35
$	$	$	$	$	$
800,000	240,000	320,000	400,000	480,000	560,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,200,000	360,000	480,000	600,000	720,000	840,000
1,400,000	420,000	560,000	700,000	840,000	980,000
1,600,000	480,000	640,000	800,000	960,000	1,120,000
1,800,000	540,000	720,000	900,000	1,080,000	1,260,000
2,000,000	600,000	800,000	1,000,000	1,200,000	1,400,000
2,400,000	720,000	960,000	1,200,000	1,440,000	1,680,000
2,600,000	780,000	1,040,000	1,300,000	1,560,000	1,820,000
2,800,000	840,000	1,120,000	1,400,000	1,680,000	1,960,000
3,000,000	900,000	1,200,000	1,500,000	1,800,000	2,100,000

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

The Retiring Allowance will continue during the lifetime of Mr. Dobbin and, in the event of his death within 20 years of the commencement of payments pursuant to such allowance, the payments shall continue to be made to a beneficiary or beneficiaries named by Mr. Dobbin for the remaining balance of the 20-year period. The Retiring Allowance may increase based upon annual increases in the Consumer Price Index ("CPI"), however, any such increase shall be limited to a maximum of 75% of any annual increase in the CPI less 1% and further limited to a maximum increase of 4% of the Retiring Allowance in any one year. Payment of the Retiring Allowance is subject to compliance by Mr. Dobbin with certain non-competition and non-disclosure obligations. If Mr. Dobbin were to retire at age 71, the estimated annual benefits payable to Mr. Dobbin (based on his total annual remuneration to date) would be $2,224,077.

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

The following table provides the aggregate indebtedness outstanding at August 31, 2006 to CHC of the current and former directors, officers and employees of the Corporation (and its subsidiaries):

Aggregate Indebtedness ($)
Purpose	To the Corporation or its subsidiaries	To another entity
Executive Share Purchase Loans (A loan program)	$1,391,597	—
Ordinary share loan	$33,000,000	—

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

Name and principal position	Involvement of Corporation or subsidiary	Largest amount outstanding during fiscal year 2006 $	Amount outstanding as at August 31, 2006 $	Financially assisted securities purchases during fiscal 2006 #	Security for indebtedness	Amount forgiven during fiscal 2006
EXECUTIVE SHARE PURCHASE LOANS (A loan program)
Craig L. Dobbin, O.C., Executive Chairman, Proposed Nominee Director	Lender	1,004,800	942,000	—	An assignment of the shares or proceeds of vested options to acquire 487,086 Class A shares held by the executive, having an exercise price of $6.50 per share.	—
Sylvain Allard President & Chief Executive Officer, Proposed Nominee Director	Lender	317,945	277,067	—	An assignment of the shares or proceeds of vested options to acquire 100,000 Class A shares held by the executive, having an exercise price of $2.125 per share.	—
Jo Mark Zurel Senior Vice-President & Chief Financial Officer	Lender	137,550	137,550	—	An assignment of the shares or proceeds of vested options to acquire 26,500 Class A shares held by the executive, having an exercise price of $2.125 per share.	—
Christine Baird President, Global Operations	Lender	41,939	34,980	—	A first lien on the Class A shares	—
THE ORDINARY SHARE LOAN
O.S. Holdings Inc. (a corporation indirectly wholly owned by Craig L. Dobbin)	Lender	33,000,000	33,000,000	—	A lien in CHC’s favour on the purchased Ordinary Shares, together with certain other security (see below)	—

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

The Ordinary Share Loan

On December 9, 1997, the Corporation issued 11,000,000 (now 22,000,000 as a result of the stock split) Ordinary Shares to O.S. Holdings Inc. for an aggregate consideration of $33,000,000 (the "Ordinary Share Loan"). O.S. Holdings Inc. is a corporation wholly owned by 10644 Newfoundland Inc. ("Holdco"), which is a corporation wholly owned by Craig L. Dobbin, the Executive Chairman. On December 9, 1997, the Corporation made a loan to O.S. Holdings Inc. of $33,000,000 to enable it to purchase these Ordinary Shares. The loan is repayable upon demand and does not bear interest unless the principal amount thereof (or the lesser portion demanded) has not been repaid within two business days following demand therefore, after which time the principal amount thereof (or the portion demanded) would bear interest at a rate equal to the Canadian "prime rate" plus 5%. These Ordinary Shares were issued to give effect to an undertaking provided by the Corporation to UK regulatory authorities in connection with the foreign ownership requirements of European legislation applicable to the Corporation’s then UK operating subsidiary, Brintel. The issuance of Ordinary Shares to O.S. Holdings Inc. was intended to increase the amount of equity share capital of the Corporation held by European nationals (Mr. Dobbin, the sole shareholder of Holdco, is a citizen of both Canada and Ireland) and to establish that Brintel was entitled to maintain its operating license. The transaction involving the issuance of the Ordinary Shares (including the making of the loan) was approved by shareholders of the Corporation at a meeting held on December 9, 1997.

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

Indebtedness of Directors, Executive Officers and Senior Officers other than under Securities Purchase Programs

There was no indebtedness other than under securities purchase programs to the Corporation by any current and former officers, directors and employees of the Corporation (and their respective associates) as at August 31, 2006.

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

            The policy obtained provided for US $45 million of coverage for directors and officers of the Corporation on an aggregate basis. Such policy is subject to a deductible of US $100,000 per incident. The cost of coverage for the period ending June 30, 2006 on an aggregate basis was $446,841.

Employees

All pilots and aircraft maintenance engineers are required to be licensed by regulatory authorities in the country in which they work. To obtain a pilot’s license, each pilot must complete and pass practical flight and written examinations. In addition, IFR pilots must have passed IFR practical flight and written examinations. To obtain an aircraft maintenance engineer’s license, an engineer must have completed a minimum of three to four years of training and passed a written examination. The following table provides employee data at April 30, 2006, 2005 and 2004.

	Year ended April 30
	2006	2005	2004
Administrative, support and other personnel	1,320	1,450	1,445
Pilots	836	756	849
Maintenance engineers	1,010	883	775
	3,166	3,089	3,069

In Norway, our pilots have a two-year collective agreement that expired on April 30, 2006. Ground staff and engineers had a central agreement that expired on March 31, 2006 and a local agreement that expires on September 30, 2006. Negotiations are currently being held with each of these groups. Repair and overhaul employees had central agreements that expired on March 31, 2006. There are also two-year local agreements with the repair and overhaul employees that expire on September 30, 2006.

In the UK, we have a collective agreement with our pilots and a separate agreement with our engineers and other ground staff, both of which expire on June 30, 2010.

In Denmark, we have a multi-year collective agreement with our pilots that expires on June 30, 2007, and separately with our engineers and ground staff that expires June 30, 2007.

In Ireland, we had collective pay agreements in place with our pilots, aircrew and engineers that expired on April 30, 2006. Negotiations are currently being held with all three groups.

In Australia, we have a collective agreement with our pilots that will expire on May 1, 2008 and a collective agreement with our aircrew which will expire on August 21, 2008. Our engineers’ agreement in Australia expired August 31, 2005, with negotiations ongoing for a new agreement.

In the Netherlands, we have two collective agreements with our pilots which expire on April 30, 2009. The ground staff and general administrative staff collective agreement expires on April 30, 2008.

We also have a collective agreement with certain of the employees at Composites that expires on October 15, 2006.

Employees at our other helicopter operations are not unionized.

Share Ownership

Share ownership information is included under Item 7.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

PRINCIPAL SHAREHOLDERS

As at August 31, 2006, there were 36,872,884 Class A Subordinate Voting Shares, 5,861,488 Class B Multiple Voting Shares and 22,000,000 Ordinary Shares issued and outstanding. The Class A Subordinate Voting Shares represent 37.7% of the aggregate voting rights attached to the Corporation’s voting shares.

The following table sets forth information regarding beneficial ownership, as of August 31, 2006, of CHC’s Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares by each shareholder we know to beneficially own more than 5% of our voting securities and all named executives. Information for certain shareholders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each shareholder is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a shareholder beneficially owns any shares as to which the shareholder has or shares voting or investment power. Unless otherwise indicated, each shareholder has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Name of Shareholder	Number of voting shares owned, controlled or directed (i)			Percent of class (i)

	Subordinate Voting Shares	Multiple Voting Shares	Ordinary Shares	Subordinate Voting Shares	Multiple Voting Shares	Ordinary Shares
Discovery Helicopters Inc. (ii) (iii)	2,513,230	5,555,432	-	6.8%	94.8%	-
FMR Corp.	4,865,700	-	-	13.2%	-	-
O.S. Holdings Inc. (iv)	-	-	22,000,000	-	-	100.0%
Craig L. Dobbin (i)(v)	2,053,912	-	-	5.6%	-	-
Sylvain Allard (i)	922,400	-	-	2.5%	-	-

(i)
Includes shares beneficially owned by the listed person. If a person has the right to acquire beneficial ownership of any shares by exercise of options or otherwise by October 30, 2006, those shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of the shares that the person owns. Those shares are not included in the computations for any other person.

(ii)
Discovery Helicopters Inc. is a holding company, all of the voting shares of which are owned by Craig L. Dobbin, Executive Chairman of the Corporation. The shares owned by Discovery Helicopters Inc. collectively represent 59.4% of the votes attached to all of our outstanding shares.

(iii)
Includes 1,379,310 Class A Subordinate Voting Shares that may be acquired upon the conversion of a $5,000,000 convertible loan at a price of $3.63 per share. Also includes 1,113,230 Class A Subordinate Voting Shares that were lent by Discovery to a third party pursuant to a borrowing agreement. Discovery will not exercise control or direction over such shares until they are returned.

(iv)
O.S. Holdings Inc. is a holding company wholly owned indirectly by Craig L. Dobbin, Executive Chairman of the Corporation. Mr. Dobbin owns directly or indirectly shares of the Corporation that collectively carry 61.7% of the votes attached to all of the outstanding shares of the Corporation.

(v)
These shares may be acquired upon the exercise of options granted with prices ranging from $2.15 to $15.35. The shares granted pursuant to the full exercise of these options represent 2.1% of the votes attached to all our outstanding voting securities.

RELATED PARTY TRANSACTIONS

(a)
In the course of its regular business activities, the Company enters into routine transactions with related companies subject to significant influence by the Company (most significantly Aero Contractors of Nigeria) as well as parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the years ended April 30 are summarized as follows:

	2006	2005
Revenues	$70,738	$43,518
Direct costs	446	1,298
Inventory additions	10,679	-
Capital asset additions	7,126	8,160
Net amounts receivable and payable in respect of such revenues, expenses and additions	21,878	15,044

(b)
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company’s senior credit facilities and its senior subordinated notes (Note 13 to the Company’s fiscal 2006 audited consolidated financial statements). The loan is convertible at the option of the shareholder into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.6 million (2005 - $0.7 million), including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2006.

ITEM 8.     FINANCIAL INFORMATION

Financial statements are included under Item 18.

ITEM 9.     THE OFFER AND LISTING

LISTING DETAILS

On October 7, 1991, our outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares were listed on the TSX under the stock symbols FLY.A. and FLY.B., respectively. As of August 31, 2006, nine registered holders of record in the United States held 5,680,430 Class A Subordinate Voting Shares (or 15.4% of the Class A Subordinate Voting Shares) and one registered holder of record in the United States held 82,010 Class B Multiple Voting Shares (or 1.4% of the Class B  Multiple Voting Shares).

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

	Class A Subordinate Voting Shares			Class B Multiple Voting Shares
	High	Low	Volume	High	Low	Volume
Fiscal 2006
First quarter	$28.08	$23.24	10,314,800	$28.00	$23.90	4,300
Second quarter	27.34	22.11	9,896,100	25.75	24.00	1,600
Third quarter	28.48	23.39	4,743,500	28.75	24.00	3,700
Fourth quarter	31.25	24.30	8,795,700	33.00	25.15	20,000

Fiscal 2005
First quarter	$22.35	$18.38	5,737,720	$21.67	$18.58	3,502
Second quarter	24.99	20.24	8,054,606	24.88	20.88	6,966
Third quarter	27.25	22.50	5,331,792	27.00	22.87	6,610
Fourth quarter	29.71	25.22	8,031,521	29.08	25.80	4,840

The following table sets forth, for the fiscal years indicated, the high and low sales prices and volumes of trading of our Class A Subordinate Voting Shares and our Class B Multiple Voting Shares as reported on the TSX.

	Class A Subordinate Voting Shares			Class B Multiple Voting Shares
	High	Low	Volume	High	Low	Volume
2002	$15.00	$6.13	35,488,690	$15.00	$7.00	105,754
2003	18.03	10.82	37,426,564	18.00	10.90	94,502
2004	20.62	12.00	37,563,400	20.50	12.41	107,000
2005	29.71	18.38	27,155,639	29.08	18.58	21,918
2006	31.25	22.11	33,750,100	33.00	23.90	29,600

The following table sets forth, for the months indicated the high and low sales prices and volumes of trading of our Class A Subordinate Voting Shares and our Class B Multiple Voting Shares as reported on the TSX.

	Class A Subordinate Voting Shares			Class B Multiple Voting Shares
	High	Low	Volume	High	Low	Volume
March 2006	$31.25	$25.05	4,152,700	$33.00	$26.26	9,900
April 2006	29.90	26.75	3,518,000	29.90	27.00	5,700
May 2006	28.12	26.21	2,208,800	28.30	26.51	700
June 2006	27.25	24.01	2,533,694	26.86	25.25	2,750
July 2006	28.40	24.50	2,543,108	28.00	24.88	3,300
August 2006	25.50	23.87	1,084,196	25.74	24.20	2,100

On August 31, 2006 the closing price of our Class A Subordinate Voting Shares on the TSX was $24.70.

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

The following table sets forth for the quarters indicated, the high and low sales price in US dollars and volumes of trading of our Class A Subordinate Voting Shares on the NYSE.

	High	Low	Volume
Fiscal 2006
First quarter	$22.37	$18.88	852,600
Second quarter	22.48	18.70	743,200
Third quarter	24.66	19.84	618,900
Fourth quarter	27.00	21.02	924,400

Fiscal 2005
First quarter	$16.83	$13.19	1,469,400
Second quarter	19.69	15.29	1,078,000
Third quarter	22.13	18.38	1,108,800
Fourth quarter	24.13	20.20	1,234,300

The following table sets forth in US dollars for the fiscal years indicated, the high and low sales prices and volumes of trading of our Class A Subordinate Voting Shares as reported on the NYSE and Nasdaq.

	High	Low	Volume
2002	$9.63	$3.86	14,467,800
2003	11.65	7.38	6,568,600
2004	15.23	8.65	3,930,600
2005	24.13	13.19	4,890,500
2006	27.00	18.70	3,139,100

	High	Low	Volume
March 2006	$27.00	$21.71	403,300
April 2006	26.19	23.77	392,600
May 2006	25.60	23.20	387,500
June 2006	24.52	21.42	214,300
July 2006	25.18	21.25	186,100
August 2006	22.89	21.15	265,600

The closing price of our Class A Subordinate Voting Shares on August 31, 2006 as reported on the NYSE was US $22.31.

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
Richmond, British Columbia
Canada
V7B 1A3

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We record our transactions and prepare our financial statements in Canadian dollars. For the year ended April 30, 2006, we maintained operations in the UK, Norway, the Netherlands, South Africa, Australia and Canada, with business also conducted in other countries. These operations are considered financially and operationally self-sustaining. Accordingly, our assets and liabilities are translated into Canadian dollars at the year-end exchange rate. Revenue and expense items are translated into Canadian dollars at the average annual exchange rate. Because many of our revenues and expenses occur in currencies other than Canadian dollars, we are exposed to exchange rate and currency risks.

To perform sensitivity analysis, we assess the risk of loss in fair values due to the impact of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. Information provided by the analysis does not necessarily represent the actual changes in fair value that we would incur under normal market conditions because, of necessity, all variables other than the specific market risk factor are held constant. The results of sensitivity analysis at April 30, 2006 follow.

FOREIGN CURRENCY EXCHANGE RATE RISK

A 10% change in the exchange rate of the US dollar, euro and pound sterling against the Canadian dollar, with all other variables remaining constant, would have resulted in a $57.5 million change in the fair market value of our long-term debt at April 30, 2006. Our euro and pound sterling debt are designated as hedges of our net investments in foreign operations in the UK and the Netherlands. A portion of our US debt has been designated as a hedge of our net investment in our Vancouver, Canada-based International operating unit. The remainder has been converted to euro, pound sterling and Norwegian kroner via forward foreign exchange agreements and has been designated as hedges of our net investments in our euro, pound sterling and Norwegian kroner functional operating units. As a result, gains and losses on this debt are offset against foreign currency translation adjustments on our net investment in foreign operations that are deferred as a separate component of shareholders' equity under Canadian GAAP. Under US GAAP, the related translation adjustments and the foreign currency translation gains and losses of the debt designated as a hedge are included in the determination of comprehensive earnings. If the debt were not designated as a hedge of our net investment, the impact of a change in foreign currency rates would directly impact the current year’s earnings under both Canadian and US GAAP. A 1% movement in the foreign currency rates of our three major operating currencies (the pound sterling, the Norwegian kroner and the U.S dollar) against the Canadian dollar would have resulted in a $0.3 million change in net earnings from our self-sustaining foreign subsidiaries upon the translation of their income statement from their reporting currencies to Canadian dollars for the year ended April 30, 2006.

INTEREST RATE RISK

We are also exposed to market risk from changes in interest rates, related primarily to variable interest rates on long-term debt and on certain helicopter lease agreements. During the year ended April 30, 2001, we entered into an interest rate swap agreement to fix the interest costs on £40.0 million of our senior credit facilities. We terminated this agreement late in fiscal 2004. A 1% change in variable interest rates on long-term debt, with all other variables remaining constant, would result in a $1.4 million change in interest expense for the year ended April 30, 2006. Such a change in interest rates would not have a material impact on the fair value of the related long-term debt. A 1% change in variable interest rates on our helicopter lease agreements, with all other variables remaining constant, would result in a $5.0 million change in lease expense for the year ended April 30, 2006.

EQUITY PRICE RISK

As of April 30, 2006, we were not exposed to material market risk from changes in the market value of long-term investments, as we did not hold any significant publicly traded long-term investments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

As of April 30, 2006, an evaluation was performed under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of April 30, 2006. During the annual period covered by this Form 20-F, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to April 30, 2006.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended April 30, 2006 and 2005, amounts approved by the Audit Committee and paid by us in connection with services provided by our auditors, Ernst & Young, LLP (“E&Y”), were as follows:

	2006	2005
	($ millions)
Audit Fees	$2.4	$1.7
Audit-Related Fees	0.1	0.1
Tax Fees	0.9	1.0
All Other Fees	-	0.1
Total	$3.4	$2.9

Audit Fees - consists of fees charged for the work necessary for the external auditor to render an opinion on our consolidated financial statements and the financial statements of our subsidiaries. In both fiscal 2005 and 2006 audit services consisted of services provided by E&Y in connection with expressing an opinion on our consolidated financial statements and also on the financial statements of our subsidiaries in jurisdictions where such audits are required by companies legislation or where such audits are required under other agreements. In both fiscal 2005 and 2006 fees for audit services also included amounts paid in connection with the review of our interim financial statements. In 2005 fees for audit services also included amounts related to the provision of comfort letters, consents and comment letters in connection with our issue of U.S. $150 million senior subordinated notes.

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

All Other Fees - includes fees for services that are not audit, audit-related, or tax services, but which are not prohibited services. In 2006, this included fees in connection with legal entity restructuring, SOX compliance, French translation services, and certain other administrative services.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and concluded that the level of services provided during 2006 would not impact the independence of the auditors. The Audit Committee has adopted a policy that prohibits us from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the Audit Committee for other permissible categories of non-audit services, such categories as determined by SEC rules. To facilitate the pre-approval of audit and non-audit services between meetings of the Committee, the Audit Committee has detailed procedures that permit this responsibility to be delegated to the Chair of the Committee, who will present any amounts pre-approved at the next meeting of the Committee for ratification.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and supplementary information required to be filed under this item are presented on pages 133 through 195 of this Annual Report on Form 20-F, and are incorporated herein by reference. Such financial statements and supplementary information supersede the financial statements contained in Exhibit 99.2 to the Company’s report on Form 6-K, furnished on August 8, 2006.

AUDITORS’ REPORT

To the Directors of CHC Helicopter Corporation

We have audited the consolidated balance sheets of CHC Helicopter Corporation as at April 30, 2006 and 2005 and the consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the three year period ended April 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2006 in conformity with Canadian generally accepted accounting principles.

The consolidated financial statements as at April 30, 2005 and for the years ended April 30, 2005 and 2004 have been restated as disclosed in Note 3.

Chartered Accountants
Vancouver, Canada
July 12, 2006 (except for Note 33 which is as at September 15, 2006)

CHC Helicopter Corporation
CONSOLIDATED BALANCE SHEETS
As at April 30 (in thousands of Canadian dollars)
Incorporated under the laws of Canada

	2006	2005 (Restated Note 4)
Assets (Note 13)
Current assets
Cash and cash equivalents (Note 7)	$26,331	$51,391
Receivables	241,593	222,265
Future income tax assets (Note 22)	26,859	28,110
Inventory	92,522	66,483
Prepaid expenses	10,729	8,389
	398,034	376,638

Property and equipment, net (Note 8)	926,084	943,206
Investments (Note 9)	5,422	58,806
Intangible assets (Note 10)	4,806	6,499
Goodwill	7,803	8,861
Other assets (Note 11)	296,352	235,016
Future income tax assets (Note 22)	39,848	57,674
	$1,678,349	$1,686,700

Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$221,861	$229,925
Deferred revenue	2,608	3,180
Dividends payable	8,548	6,404
Income taxes payable	8,361	25,126
Future income tax liabilities (Note 22)	8,852	705
Current portion of debt obligations (Note 13(a))	25,694	26,812
	275,924	292,152

Long-term debt (Note 13(a))	151,139	97,543
Senior subordinated notes (Note 13(b))	448,120	502,760
Other liabilities (Note 16)	132,431	128,712
Future income tax liabilities (Note 22)	180,001	205,385
Shareholders’ equity	490,734	460,148
	$1,678,349	$1,686,700

Commitments, Guarantees, and Contingencies (Notes 13, 26, 28 and 29)

On behalf of the Board:

Craig L. Dobbin, O.C. Director	Jack M. Mintz, Ph.D. Director

See accompanying notes

CHC Helicopter Corporation
CONSOLIDATED STATEMENTS OF EARNINGS
Year ended April 30 (in thousands of Canadian dollars, except per share amounts)

	2006	2005 (Restated Note 4)	2004 (Restated Note 4)
Revenue	$1,011,527	$967,163	$771,456
Direct costs	(797,355)	(742,121)	(620,279)
General and administration costs	(27,895)	(35,279)	(18,633)
Amortization	(58,652)	(53,099)	(38,536)
Restructuring costs (Note 14)	(16,345)	(17,589)	(9,181)
Gain on disposals of assets	238	4,104	3,307
Fair value adjustment (Note 6)	-	(14,260)	-
Operating income	111,518	108,919	88,134
Debt settlement costs (Note 15)	-	(2,017)	(19,716)
Financing charges (Note 13(d))	(53,990)	(38,309)	(29,824)
Earnings from continuing operations before income taxes and undernoted items	57,528	68,593	38,594
Non-controlling interest	(66)	(288)	-
Gain on sale of long-term investments (Note 9)	37,558	-	-
Equity in earnings of associated companies	6,630	5,480	3,925
Income tax (provision) recovery (Note 22)	(10,940)	(27,566)	9,703
Net earnings from continuing operations	90,710	46,219	52,222
Net earnings (loss) from discontinued operations (Note 6)	-	10,300	(321)
Net earnings	$90,710	$56,519	$51,901
Earnings per share (Note 23)
Basic
Net earnings from continuing operations	$2.16	$1.10	$1.26
Net earnings (loss) from discontinued operations	-	0.25	(0.01)
Net earnings	2.16	1.35	1.25
Diluted
Net earnings from continuing operations	$1.97	$1.01	$1.16
Net earnings (loss) from discontinued operations	-	0.22	(0.01)
Net earnings	1.97	1.23	1.15

See accompanying notes

CHC Helicopter Corporation
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Year ended April 30 (in thousands of Canadian dollars, except per share amounts)

	2006	2005 (Restated Note 4)	2004 (Restated Note 4)
Retained earnings, beginning of year as originally stated	$279,620	$229,866	$176,676
Restatements (Note 3)	(40,766)	(34,726)	(22,951)
Retained earnings, beginning of year as restated	238,854	195,140	153,725
Net earnings	90,710	56,519	51,901
Dividends	(17,083)	(12,805)	(10,486)
Retained earnings, end of year	312,481	238,854	195,140
Capital stock (Note 17)	240,152	239,469	238,428
Contributed surplus (Note 17)	4,363	3,291	3,291
Foreign currency translation adjustment (Note 20)	(66,262)	(21,466)	(17,605)
Total shareholders’ equity	$490,734	$460,148	$419,254
Dividends declared per participating voting share	$0.40	$0.30	$0.25

See accompanying notes

CHC Helicopter Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended April 30 (in thousands of Canadian dollars)

	2006	2005 (Restated Note 4)	2004 (Restated Note 4)
Operating activities
Net earnings from continuing operations	$90,710	$46,219	$52,222
Non-operating items and items not involving cash:
Amortization	58,652	53,099	38,536
Fair value adjustment	-	14,260	-
Gain on disposals of assets and long-term investments	(37,796)	(4,104)	(3,307)
Equity earnings of associated companies	(6,630)	(5,480)	(3,925)
Defined benefit pension plans	(2,015)	(13,280)	(3,462)
Future income taxes	4,550	19,010	(21,002)
Non-cash financing charges	1,503	1,794	4,087
Debt settlement costs	-	2,017	19,716
Deferred revenue	6,083	(6,618)	1,096
Amortization of contract credits and deferred gains	(15,616)	(14,103)	(5,405)
Amortization of advance aircraft rental payments	2,177	3,285	1,737
Other	(6,190)	(3,987)	7,072
	95,428	92,112	87,365
Change in non-cash working capital (Note 24)	(56,093)	22,087	(159)
Cash flow from operations	39,335	114,199	87,206
Financing activities
Long-term debt proceeds	595,499	384,684	496,862
Long-term debt repayments	(498,600)	(243,582)	(342,001)
Dividends paid	(14,939)	(11,596)	(5,291)
Capital stock issued	496	907	1,428
Deferred financing costs	-	(5,598)	(13,200)
Debt settlement	-	(1,765)	(37,883)
Other	(6,888)	(125)	1,861
	75,568	122,925	101,776
Investing activities
Property and equipment additions	(283,562)	(236,013)	(161,320)
Helicopter major inspections	(23,612)	(15,539)	(9,237)
Proceeds from disposal of assets and long-term investments	315,044	90,940	126,898
Aircraft deposits	(124,990)	(52,983)	(23,574)
Restricted cash	(5,565)	(5,323)	(9,826)
Advances to BHS - Brazilian Helicopter Services Taxi Aereo Ltda. ("BHS")	(3,892)	-	-
Investments in subsidiaries, net of cash acquired	(1,123)	(17,984)	(97,540)
Prepaid aircraft rental	(3,630)	(10,798)	(14,335)
Other	2,088	(7,105)	3,019
	(129,242)	(254,805)	(185,915)
Effect of exchange rate changes on cash and cash equivalents	(10,721)	(3,821)	1,747
Cash (used in) provided by continuing operations	(25,060)	(21,502)	4,814
Cash provided by (used in) discontinued operations (Note 6)	-	11,814	(1,839)
Change in cash and cash equivalents during the year	(25,060)	(9,688)	2,975
Cash and cash equivalents, beginning of year	51,391	61,079	58,104
Cash and cash equivalents, end of year	$26,331	$51,391	$61,079

See accompanying notes (Supplemental cash flow information, Note 19)

CHC Helicopter Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2006, 2005 and 2004
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

Basis of presentation

The consolidated financial statements (“financial statements”) include the accounts of CHC Helicopter Corporation and its directly and indirectly controlled subsidiaries (collectively, the “Company”). All inter-company transactions and balances have been eliminated upon consolidation. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are in accordance with generally accepted accounting principles in the United States (“US GAAP”) except as described in Note 32.

In the opinion of management, all adjustments necessary for a fair presentation are reflected in the financial statements.

Certain prior period amounts have been reclassified to conform to the current period’s presentation. The most significant changes are as a result of certain restatements as outlined in Note 3, the reclassification of CHC Composites Inc. (“Composites”) to continuing operations outlined in Note 6 and the restructuring of the Company’s segments as outlined in Note 25.

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

The Company has certain foreign currency denominated long-term debt that has been designated as effective hedges of certain of its self-sustaining foreign subsidiaries. Upon translation of such debt into Canadian dollars, any gains or losses are also deferred in a separate component of shareholders’ equity to be recognized in net earnings when there is a reduction in the net investment in the subsidiaries.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, with banks and investments in money market instruments with original maturities of less than 90 days that are readily convertible to known amounts of cash and that are subject to an insignificant risk of a material change in value.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Inventory

Inventory consists of consumable parts and supplies relating to flying assets, which are carried at average acquisition cost, less an allowance for obsolescence, and are charged to direct costs when used in operations.

Property and equipment

Property and equipment includes flying assets, facilities and equipment that are amortized over their estimated useful lives under the following methods:

(a)	Flying assets

(i)
Aircraft, components and spares are recorded at cost and are amortized to their estimated residual value on a straight-line basis to amortization expense over their estimated service life of 15-25 years. At pre-determined intervals, as specified by the original manufacturer and aviation regulatory authorities, airframes require major inspections. The cost of these major airframe inspections and modifications for both owned and leased aircraft is capitalized and amortized to amortization expense over the lesser of their estimated useful life and remaining lease term, if applicable.

(ii)
Repairable parts are recorded at cost and are amortized to their estimated residual value on a declining balance basis. When components are retired or otherwise disposed of in the ordinary course of business, their original cost, net of salvage or sale proceeds, is charged to accumulated amortization and cost.

(b)	Facilities and equipment

Facilities are composed of hangars, heliports and other buildings housing base operations and administrative support. Equipment includes training, repair and overhaul, manufacturing and base equipment and vehicles. Such facilities and equipment are recorded at cost and are amortized to their estimated residual value on a declining balance basis at 5% and 20%, respectively. Leasehold improvements associated with leased facilities and equipment are capitalized and amortized on a straight-line basis over the respective lease term.

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

Joint ventures

Joint ventures are accounted for using the proportionate consolidation method in which the Company includes the proportionate share of revenues, expenses, assets and liabilities of the joint venture in the financial statements.

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

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

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

Lease aircraft return costs

Lease aircraft return costs may arise under the terms of the Company’s lease agreements, which require that an aircraft be returned with its major components in a specified condition. Lease return obligations estimated to be payable on the return of leased aircraft are accrued beginning immediately after the last major maintenance cycle prior to the scheduled aircraft return date based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement.

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

Revenue from customer owned engine and component repair and overhaul and composites manufacturing operations is recognized on the percentage of completion basis and is measured on the basis of the sales value of the actual costs incurred and work performed. Customers are usually invoiced in advance for repair and overhaul services performed under power-by-the-hour (“PBH”) contracts. Typically, a portion of this revenue is recognized on a monthly basis to reflect ongoing services provided, with the balance recognized when the major repair and overhaul activities are completed. Any loss on repair and overhaul and composites manufacturing contracts is recognized in earnings immediately when known.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Maintenance and repair costs

Maintenance and repairs for owned and leased major components, spares and repairable parts are charged to direct costs as incurred. Certain major aircraft components are maintained by third-party vendors under PBH contractual arrangements. The maintenance costs incurred in relation to PBH contracts are expensed on the basis of hours flown.

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

Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using tax rates substantively enacted at the balance sheet date. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change becomes substantively enacted.

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

The Company uses the fair value method to account for specified stock-based compensation awards issued under the Company’s Stock Appreciation Rights Plan and Performance Units Plan (“SARs”) (Note 12). Compensation expense related to SARs is recognized, based on grade vesting, as the amount by which the quoted market value of the Company’s Class A subordinate voting shares on the Toronto Stock Exchange (“TSX”) exceeds the value as specified under the SARs plans.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Financial instruments

The Company periodically enters into derivative financial instruments such as foreign forward exchange contracts and equity forward price agreements to manage foreign exchange risks and stock price volatility. The Company does not enter into derivative instruments for trading or speculative purposes. To qualify for hedge accounting the financial instrument is identified as a hedge of the item to which it relates and there is reasonable assurance that it is and will continue to be an effective hedge. The Company’s policy is to formally assess and document, both at the hedge’s inception and on a quarterly basis, whether the hedging relationships have been highly effective over the period and if there have been any changes in the credit risk of the counterparty. Gains and losses on financial instruments designated as hedges of self-sustaining foreign operations are recorded in the foreign currency translation adjustment in shareholders’ equity. Gains and losses on financial instruments designated as cash flow or fair value hedges are recognized in earnings in the same period as the underlying transactions. Changes in the fair value of financial instruments not designated in hedge relationships are recognized in earnings immediately. Payments and receipts under the equity forward price agreement associated with the hedged units granted but unvested under the Company’s SARs plans are recognized as a deferred gain (loss) to be recorded as an offset to the related expense as the units grade vest.

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

3.	RESTATEMENTS

(a)	Maintenance, classification and amortization of major components, spares and repairable parts

The Company has reviewed its accounting policies and their application relating to the maintenance, classification and amortization of major components, spares and repairable parts. As a result of this review, which identified the requirement to record additional amortization on these assets and other matters, the following restatements have been implemented retroactively:

(i)
Maintenance, repair and overhaul costs incurred on major components previously accounted for using the built-in overhaul method (owned aircraft) and the accrual method (leased aircraft) are now expensed as incurred using the direct expense method of accounting for both owned and leased aircraft.

(ii)	Repairable parts are now classified entirely as capital assets and amortized over their estimated useful lives.

The Company believes the direct expense method is preferable because it eliminates the judgement and estimations needed to determine capital versus expense allocations of maintenance activities; it results in a consistent accounting policy for maintenance of both owned and leased aircraft major components; it is the predominant method used in the North American aviation industry, particularly among companies with large fleets of aircraft; and it better aligns the Company’s policies with emerging guidance for the US aviation industry.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

The impact of these changes on reported prior period financial statements is as follows:

Consolidated Statements of Earnings

	Year Ended	Year Ended
	April 30, 2005	April 30, 2004
Direct costs	$24,596	$12,001
Amortization	(22,128)	(12,852)
Operating income	2,468	(851)
Income tax provision (recovery)	(437)	601
Net earnings (loss) from continuing operations	$2,031	$(250)

Earnings per share
Basic
Net earnings (loss) from continuing operations	$0.05	$(0.01)
Diluted
Net earnings (loss) from continuing operations	0.04	(0.01)

Consolidated Balance Sheet

As at
April 30, 2005
Assets
Inventory	$(156,834)
Property and equipment	88,501
$(68,333)
Liabilities and shareholders' equity
Deferred revenue	(18,346)
Other liabilities	(17,288)
Future income tax liabilities	(11,104)
Foreign currency translation adjustment	(5,474)
Retained earnings, end of year (i)	(16,121)
$(68,333)

(i)	Previously reported retained earnings at May 1, 2004 and May 1, 2003 were reduced by $18.2 million and $17.9 million, respectively.

(b)	Payroll and corporate taxes

The Company has restated certain previously issued financial information to record additional payroll taxes and related penalties, interest and other costs associated with activities in various foreign jurisdictions. As a result, net earnings from continuing operations for the fiscal years ended April 30, 2005 and 2004 decreased by $3.3 million and $2.3 million, respectively.

In connection with a review of future income tax balances the Company has corrected certain future and current income tax balances in the fiscal year ended April 30, 2005 and, as a result, recorded additional income tax expenses of $4.8 million. In addition, the Company determined that it was necessary to restate certain previously issued financial information to correct a $21 million future income tax recovery recorded in the fiscal year ended April 30, 2004 related to the disposition of certain of the Company’s European fleet and the reversal of other tax liabilities. This non-cash tax recovery has been reduced by $9.2 million for fiscal 2004.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

The combined impact of the payroll and income tax adjustments and related costs on the Consolidated Statements of Earnings for the fiscal years ended April 30, 2005 and 2004 and the Consolidated Balance Sheet as at April 30, 2005 is as follows:

Consolidated Statements of Earnings
	Year Ended	Year Ended
	April 30, 2005	April 30, 2004
Direct costs	$(4,359)	$(2,822)
Operating income	(4,359)	(2,822)
Financing charges	(418)	(522)
Income tax provision	(3,294)	(8,181)
Net earnings (loss) from continuing operations	$(8,071)	$(11,525)

Earnings per share
Basic
Net loss from continuing operations	$(0.19)	$(0.28)
Diluted
Net loss from continuing operations	(0.18)	(0.25)

Consolidated Balance Sheet
As at
April 30, 2005
Assets
Future income tax assets	$11,798

Liabilities and shareholders' equity
Payables and accruals	13,759
Income taxes payable	1,498
Future income tax liabilities	20,797
Foreign currency translation adjustment	389
Retained earnings, end of year (i)	(24,645)
$11,798

(i)	Previously reported retained earnings at May 1, 2004 and May 1, 2003 were reduced by $16.5 million and $5.0 million, respectively.

(c)	Reimbursables

Prior periods have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions. As a result, revenue and direct costs have increased by $54.9 million and $44.5 million in the fiscal years ended April 30, 2005 and 2004, respectively. This reclassification has had no impact on operating income, net earnings, retained earnings, or earnings per share.

4.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified and restated to conform to the current year’s presentation. The most significant changes include:

(a)	The restatements as outlined in Note 3;
(b)
The comparative consolidated balance sheet, statements of earnings and cash flows have been reclassified to reflect the results of Composites in continuing operations, consistent with the current year’s presentation (Note 6); and

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(c)
The comparative segment information for fiscal 2005 has been restated to reflect segment results as if certain lease, PBH and associated transactions between the Company’s segments had occurred for the comparative period. The restatement is based on management’s best estimates of how these transactions would have been recorded if the operational and management restructuring had been effective on May 1, 2004. These restatements relate only to internal and eliminated transactions. Comparative fiscal 2004 segment information has not been restated (Note 25).

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

The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations. If operations perform below anticipated recoverable levels, the portion of pre-operating expenses that cannot be recovered is expensed immediately when known. At April 30, 2006, $3.7 million (2005 - $6.5 million) in unamortized pre-operating expenses, which are expected to be recoverable from the related future cash flows of such contracts and the development of new businesses, are included in other assets on the balance sheet.

(b)	Flying asset amortization

Flying assets are amortized to their estimated residual value over their estimated service lives. The estimated useful lives and associated residual values are based on management estimates. Such estimates could vary materially from actual experience.

Major airframe inspection costs and modifications are capitalized and fully amortized over the lesser of their estimated useful life and remaining lease term, if applicable.

(c)	Carrying value of flying assets

Based on independent appraisals, the appraised value of the Company’s owned aircraft exceeded the carrying value by $46.7 million and $59.1 million as at April 30, 2006 and 2005, respectively (both amounts unaudited). The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize aircraft. In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.

(d)	Inventory obsolescence

An allowance for obsolescence is provided for inventory identified as excess or obsolete to reduce the carrying costs to the lower of average acquisition cost and net realizable value. These allowances are based on management estimates, which are subject to change.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(e)	Defined benefit employee pension plans

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

(f)	Utilization of income tax losses

The Company has accumulated $117.0 million and $35.9 million in non-capital and capital losses, respectively, as at April 30, 2006. As detailed in Note 22, some of the non-capital losses expire between fiscal 2007 and 2026 and some carry forward indefinitely, while the capital losses carry forward indefinitely. The Company has determined that it is more likely than not that the benefit of $95.6 million of the non-capital losses and all of the capital losses will be realized in the future and, accordingly, has recorded future tax assets of $36.7 million related to these losses. This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period when such determination is made.

(g)	Lease aircraft return costs

Lease aircraft return costs are not known with certainty until the end of the lease term. This requires the Company to estimate the lease return obligations beginning immediately after the last major maintenance cycle. Such estimates are based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement and could vary materially from actual costs.

(h)	Aircraft operating leases

Upon entering into a new aircraft leasing arrangement, the Company evaluates whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating. Currently, all of the Company’s aircraft leases are classified and recorded as operating leases. One of the criteria in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease. In determining whether the present value at the beginning of the lease term of the minimum lease payments is less than 90% of the fair value of the leased aircraft, the Company includes in its minimum lease payments minimum rentals over the lease term (excluding any renewal options) and any guarantee by the Company of the residual value of the leased aircraft including junior loans, deferred payments, rebateable advance rentals, and asset value guarantees (Note 28).

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

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Certain of the Company’s operating leases have junior loans, deferred payments, rebateable advance rentals and loans receivable due from the lessors. Under these lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the unamortized amount under the lease of the aircraft at that time, these amounts may be fully recoverable, otherwise the junior loans, rebateable advance rentals and deferred payments would not be recoverable. As at April 30, 2006 no allowance has been recorded on these amounts and related accrued interest as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease sufficient to recover these amounts.

(i)	Consolidation of variable interest entities (“VIE”s)

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

6.	DISCONTINUED OPERATIONS

The Company reclassified Composites to continuing operations in the Heli-One segment for the years ended April 30, 2005 and 2004 as it did not receive an acceptable offer for Composites while this business was held for sale. During the period that Composites was held for sale, the assets and liabilities of this business were measured using discounted future cash flows at the lower of their carrying amounts and their estimated fair value, less costs to sell. As a result, a fair value adjustment of $14.3 million was recorded in the 2005 fiscal year and allocated to property and equipment ($11.4 million) and other long-term assets ($2.9 million). This fair value adjustment is now reflected in operating income.

During fiscal 2005 the Company sold two non-core components of the Schreiner group of companies legally operating as Schreiner Canada Ltd. (“Schreiner Canada”) and Schreiner Aircraft Maintenance B.V. (“SAMCO”) and realized an after-tax gain on sale of $8.6 million. Operating results from discontinued businesses have been recorded in earnings from discontinued operations up to the date of disposition. Operating results from discontinued businesses included imputed interest on debt assumed by the buyer or required to be repaid as a result of the proposed disposal transaction where appropriate.
	Year Ended April 30,
	2006	2005	2004
Revenue from discontinued operations	$-	$12,698	$6,675
Earnings (loss) from discontinued operations before income taxes (i)	$-	$15,559	$(489)
Net earnings (loss) from discontinued operations (i)	$-	$10,300	$(321)

(i)	Includes a gain on sale of discontinued operations of $13.3 million ($8.6 million after-tax) for the year ended April 30, 2005.

7.	CASH AND CASH EQUIVALENTS

At April 30, 2006 cash includes funds restricted for current taxes withheld and payable and other current obligations totalling $6.3 million (2005 - $6.8 million).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

8.	PROPERTY AND EQUIPMENT

The capital cost and related accumulated amortization of the Company’s flying assets, facilities and equipment are as follows:
	Cost	Accumulated Amortization	Net Book Value
2006
Flying Assets	$990,067	$158,931	$831,136
Facilities	88,668	39,852	48,816
Equipment	129,563	83,431	46,132
	$1,208,298	$282,214	$926,084
2005 (Restated Note 4)
Flying Assets	$990,267	$161,868	$828,399
Facilities	105,445	44,644	60,801
Equipment	123,448	69,442	54,006
	$1,219,160	$275,954	$943,206

Amortization of property and equipment totalled $56.1 million in fiscal 2006 (2005 - $52.3 million).

9.	INVESTMENTS

	2006	2005
Long-term investments, at equity
Canadian Helicopters Limited ("CHL") (2006 - nil%, 2005 - 41.75%)	$-	$11,611
Inversiones Aereas S.L. (“Inaer”) (2006 - nil%, 2005 - 38%)	-	20,776
Luchthaven Den Helder C.V. (2006 - 50%, 2005 - 50%)	3,545	4,140
Long-term investments, at cost
Canadian Helicopters Limited, preferred shares	-	15,000
Other	1,877	7,279
	$5,422	$58,806

During fiscal 2006 the Company sold its remaining interest in CHL and its interest in Inaer for a total gain on sale of $37.5 million.

10.	INTANGIBLE ASSETS

	2006	2005
Customer contracts and relationships, less accumulated amortization of $0.6 million (2005 - $0.3 million)	$2,492	$3,666
Patents and registered designs, less accumulated amortization of $0.4 million (2005 - $0.2 million)	1,707	2,071
Other, less accumulated amortization of $0.3 million (2005 - $0.1 million)	607	762
	$4,806	$6,499

The intangible assets were acquired as part of the acquisitions of Aero Turbine Support Ltd. (“ATSL”), Multifabs Survival Ltd. and Coulson Aero Technologies Ltd. in the year ended April 30, 2005. During the year ended April 30, 2006, the Company acquired the remaining 40% non-controlling interest in ATSL.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

11.	OTHER ASSETS

	2006	2005
Prepaid pension costs (i)	$100,101	$104,816
Prepaid aircraft rentals (ii)	21,042	23,168
Aircraft operating lease junior loans (iii)	40,502	15,052
Deferred charges, less accumulated amortization of $0.7 million (April 30, 2005 - $nil) (iv)	6,245	-
Deferred financing costs, less accumulated amortization of $4.4 million (April 30, 2005 - $2.9 million) (v)	6,769	8,261
Loans receivable (vi)	20,326	11,990
Pre-operating expenses (vii)	3,657	6,530
Aircraft deposits (viii)	70,872	42,975
Norway public pension scheme prepayments	6,324	6,993
Restricted cash (ix)	19,705	15,083
Other	809	148
	$296,352	$235,016

(i)
Prepaid pension costs represent accumulated contributions paid by the Company into its defined benefit employee pension plans in excess of the accumulated current and prior years’ benefit pension expense (Note 30).

(ii)	The prepaid aircraft rentals are up-front rental payments made on aircraft leased under operating leases. These rentals are being amortized over the related lease terms.

(iii)
The aircraft junior loans include junior loans, deferred payments and rebateable advance rentals, which are loans with lessors for the financing of 44 aircraft under operating leases as at April 30, 2006. Such loans bear interest at 2.5% to 7.0% (2005 - 5.2% to 8.0%) with principal and accrued interest due at maturity. These loans mature between fiscal 2007 and 2014. As at April 30, 2006, no allowance has been recorded on these loans and accrued interest as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these loans.

(iv)
Deferred charges (net of accumulated amortization) at April 30, 2006 include legal and arrangement fees directly related to lease financing activities. These costs are being amortized to aircraft lease costs over the term of the related lease.

(v)
Deferred financing costs (net of accumulated amortization) at April 30, 2006 include $10.9 million (2005 - $12.8 million) in legal, bank and other fees directly related to long-term financing activities net of $4.0 million of debt premium (2005 - $4.5 million) related to the Company’s US dollar denominated senior subordinated notes. The fiscal 2004 amount also included $1.9 million of debt discount related to the Company’s euro denominated senior subordinated notes. These costs are being amortized to financing charges over the term of the related debt obligations with $1.6 million amortized in fiscal 2006 (2005 - $3.0 million). In addition, during the fiscal year ended April 30, 2005 $1.0 million in deferred financing costs were written off upon the settlement of certain debt obligations (Note 13).

(vi)
The loans receivable are non-interest bearing loans with lessors for the financing of 25 aircraft under operating leases as at April 30, 2006. Such loans mature between fiscal 2010 and 2014, at the end of the lease terms. As at April 30, 2006, no allowance has been recorded on these loans as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these loans. The loans receivable balance also includes a $3.9 million (2005 - $nil) loan advanced to BHS to support its operations. This loan bears interest at US LIBOR plus 5.0% and is due in equal instalments over five years.

(vii)
The pre-operating expense balance as of April 30, 2006 consists of costs incurred in the start-up phase of new contract awards and new businesses. These costs are being amortized on a straight-line basis over the lesser of five years or the terms of the related contracts from one to five years. The Company has determined that the pre-operating expenses are recoverable from future cash flows to be generated from the contracts and new businesses.

During the fiscal year ended April 30, 2006, the Company expensed $2.7 million (2005 - $2.7 million) related to the amortization of pre-operating expenses.

(viii)	Aircraft deposits are paid to manufacturers to secure deliveries at future dates, as described in Note 26.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(ix)
The restricted cash balance consists of cash that is subject to restrictions that prevent its use for current purposes, primarily cash that the Company’s reinsurance subsidiary must retain to fund its required claims reserves, cash held by the bank for the SARs hedge and deposits held as security for guarantees and bid bonds.

12.	STOCK APPRECIATION RIGHTS, PERFORMANCE UNITS AND LONG-TERM INCENTIVE PLANS

At April 30, 2006 the Company had 413,333 (2005 - 209,334) stock appreciation rights vested and unexercised at reference prices ranging from $2.93 to $24.55 per unit. At the date of exercise, cash payments are made to the holders based on the difference between the market value of the Company’s Class A subordinate voting shares on the TSX and the reference price. The Company also had an additional 366,668 units that had been granted but not vested at April 30, 2006 (2005 - 586,666) at reference prices ranging from $13.70 to $24.55. It is anticipated that these units will vest from fiscal 2007 to 2008. The units granted under the stock appreciation rights plan vest equally over a three-year period with one-third vesting on each of the three subsequent anniversary dates.

Stock appreciation rights granted by the Company must be exercised within 10 years of the date of grant. The stock appreciation rights that vested in fiscal 2006 have expiry dates ranging from fiscal 2014 to 2015.

At April 30, 2006 the Company had 92,412 (2005 - 80,616) performance units vested and unexercised at reference prices ranging from $4.30 to $26.11 per unit. At the date of exercise, cash payments are made to the holders based on the difference between double the market value of the Company’s Class A subordinate voting shares on the TSX and the reference price. The payments are made based on double the market value of the shares in order to compensate for the April 2005 stock split since all of the performance units outstanding at April 30, 2005 were issued prior to the stock split. The Company had no performance units that had been granted but not vested at April 30, 2006 (2005 - 34,876 at a reference price of $26.11). The performance units vest annually if the financial performance of certain of the Company’s operating divisions meets or exceeds pre-determined financial benchmarks.

Performance units granted by the Company must be exercised within 10 years of the date of grant. The performance units that have vested at April 30, 2006 have expiry dates ranging from fiscal 2014 to 2016.

During the year ended April 30, 2006 the Company initiated a long-term incentive plan (“LTIP”) for executives and senior management employees. The plan is designed to reward the participants based upon long-term performance of the Company. Under the plan, executives and senior management are granted performance stock units (“LTIP units”), which are a notional Class A subordinate voting share. These LTIP units have a three-year vesting term after which the holder is entitled to a cash award calculated on the basis of the market value of the Company’s shares at the end of the vesting term adjusted by a performance factor. At April 30, 2006, the Company had 140,363 LTIP units that had been granted but were not vested.

Compensation expense with respect to these plans, with the inclusion of the associated hedging instrument, in respect of SARs (Note 21) for the year ended April 30, 2006 was $2.8 million (2005 - $0.7 million; 2004 - $2.4 million). At April 30, 2006 the Company’s liability with respect to SARs was $11.4 million (2005 - $10.4 million), which is recorded in current liabilities. The Company’s liability, with respect to LTIP, is $1.9 million and is recorded in other liabilities (Note 16).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

13.	DEBT OBLIGATIONS

(a)	Long-term debt

Interest rates	Principal repayment terms	Maturity dates	2006	2005
Senior credit facilities
Non-revolving credit facilities
GBP LIBOR + margin	Quarterly	December 2009	$10,846	$16,420
Euro LIBOR + margin	Quarterly	December 2009	65,451	96,617
Revolving credit facility
CAD B.A. + margin	At maturity	December 2007	15,000	-
US LIBOR + margin	At maturity	December 2007	44,812	-
Other term loans
12% unsecured, subordinated,
convertible note (Note 31)	At maturity	January 2008	4,695	4,551
2.50%	At maturity	December 2010	1,733	1,905
5.75%	At maturity	January 2008	1,008	1,121
UK Base rate + margin	Monthly	June 2007	903	1,916
UK Base rate + margin	Monthly	October 2010	-	719
Non-interest bearing	Monthly	December 2010	405	719
Non-interest bearing	At maturity	April 2012	1,799	-
Non-interest bearing	Semi-annually	April 2009	248	387
B.A. CDOR rate + margin	Semi-annually	June 2014	9,223	-
B.A. CDOR rate + margin	Semi-annually	April 2018	20,710	-
Total long-term debt			176,833	124,355
Less: current portion			(25,694)	(26,812)
			$151,139	$97,543

The applicable variable interest rates were: 30-day GBP LIBOR - 4.63% (2005 - 4.87%), 30-day Euro LIBOR - 2.67% (2005 - 2.10%), 30-day CAD B.A. - 4.09% (2005 - 2.56%), 30-day UK base rate - 4.50% (2005 - 4.75%), and six-month B.A. CDOR - 4.26% (2005 - 4.27%). Margins range from 0.80% to 1.75%.

The terms of certain of the Company’s debt agreements and helicopter lease agreements impose operating and financial limitations on the Company. Such agreements limit the extent to which the Company may, among other things, incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments. During the years ended April 30, 2006 and 2005 the Company was in compliance with all material covenants and other conditions imposed by its debt and helicopter lease agreements.

During the year ended April 30, 2005 the Company agreed to the terms of revised senior credit facilities to replace the existing facilities that were due to mature in July 2005. The new senior facilities consisted of a revolving facility of US $175.0 million, a revolving facility of £ 6.8 million, a non-revolving facility of € 66.1 million and a non-revolving facility of £ 7.6 million. The terms of the revised senior credit facilities provided for increased flexibility in both financial and non-financial covenants, extension of the maturity dates for periods of three to five years, lower interest rates and increased borrowing limits.

Collateral

As collateral for the senior credit facilities, the Company has provided a $750.0 million debenture, providing a fixed charge over all material freehold and leasehold real property and all aircraft, a floating charge over all other property and a general assignment of book debts.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(b)	Senior subordinated notes

The US $400.0 million (2005 - US $400.0 million) ($448.1 million at April 30, 2006; $502.8 million at April 30, 2005) senior subordinated notes bear interest at 7⅜% per annum (“the 7⅜% notes”), payable semi-annually on May 1 and November 1, and are due May 1, 2014.

The 7⅜% notes are unsecured senior subordinated obligations and are subordinated to all of the Company’s existing and future senior indebtedness, including borrowings under the Company’s senior credit facility. The notes will rank equally with the Company’s existing and future senior subordinated indebtedness and rank senior to all of the Company’s existing and future subordinated indebtedness. Each of the Company’s subsidiaries which guarantees borrowings under the Company’s senior credit facility jointly and severally guarantee the 7⅜% notes on an unsecured senior subordinated basis. The Company’s subsidiaries incorporated in Norway and Denmark do not guarantee the notes or the senior credit facilities. Each subsidiary guarantee is an unsecured senior subordinated obligation of, and will rank equally with, all of the existing and future senior subordinated obligations of such guarantor. The 7⅜% notes and the subsidiary guarantees are subordinated to all existing and future secured indebtedness of the Company and the subsidiary guarantors to the extent of the value of the assets securing such indebtedness.

The Company may redeem all or a part of the 7⅜% notes on or prior to May 1, 2009 by paying 100% of the principal amount of the notes plus a make-whole premium. Thereafter, the Company may redeem in whole or in part the 7⅜% notes at any time at a redemption price ranging from 100% to 103.688% of the principal amount of the senior subordinated notes being redeemed. In addition, at any time before May 1, 2007, the Company may redeem up to 35% of the aggregate principal amount of the 7⅜% notes with the net proceeds of equity offerings at 107.375% of the principal amount of the notes, plus accrued interest, if at least 65% of the originally issued aggregate principal amount of the notes remains outstanding. The Company may also redeem all of the notes at 100% of their principal amount plus accrued interest if at any time the Company becomes obligated to pay withholding taxes on interest payments on the 7⅜% notes as a result of a change in law. Upon the occurrence of certain change of control events, the Company will be required to make an offer to repurchase all of the notes.

(c)	Foreign currency

Total debt obligations denominated in foreign currencies and the Canadian dollar equivalent are as follows:

		2006			2005
		Debt in original currency	Canadian equivalent		Debt in original currency	Canadian equivalent
Euro		€46,454	$65,700		€59,739	$97,004
Pound sterling		£7,980	16,287		£9,189	22,081
US dollar	USD	440,000	492,932	USD	400,000	502,760
			$574,919			$621,845

(d)	Financing charges

	2006	2005 (Restated Note 4)	2004 (Restated Note 4)
Interest on debt obligations	$43,935	$32,945	$30,636
Amortization of deferred financing costs	1,560	3,176	3,538
Foreign exchange losses (gains)	6,234	(1,200)	(6,063)
Release of currency translation adjustment (i)	2,612	-	-
Interest income	(4,587)	(464)	(1,364)
Other interest and banking expenses	4,236	3,852	3,077
	$53,990	$38,309	$29,824

(i)
During the year ended April 30, 2006, the Company settled $20.0 million of inter-company debts denominated in foreign currencies, which were designated as part of the Company’s net investments in self-sustaining foreign subsidiaries, giving rise to the recognition of a portion of the Company’s currency translation adjustment account as financing charges.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(e)	Repayment requirements

Principal repayment requirements related to the total debt obligations over the next five years are as follows:

2007	$25,694
2008	90,462
2009	24,680
2010	13,710
2011	4,544

14.	RESTRUCTURING COSTS

During the year ended April 30, 2006 the Company expensed restructuring costs of $16.3 million (2005 - $17.6 million; 2004 - $9.2 million) in connection with restructuring activities. Restructuring costs were primarily comprised of voluntary retirement and involuntary severance costs and professional and consulting fees. Of the $16.3 million expensed in the year ended April 30, 2006, $5.4 million relates to severance and termination costs.

The following table provides a reconciliation of the Company’s restructuring cost accrual for the years ended April 30:
	2006	2005	2004
Restructuring costs accrued, beginning of year	$7,678	$1,833	$-
Expensed during the year	16,345	17,589	9,181
Restructuring costs paid during the year	(18,147)	(11,744)	(7,348)
Restructuring costs accrued, end of year	$5,876	$7,678	$1,833

15.	DEBT SETTLEMENT COSTS

During the year ended April 30, 2005, the Company expensed $2.0 million of debt settlement costs in connection with a senior credit facility revision and the redemption of its remaining 11¾% senior subordinated notes and 8% subordinated debentures.

During the year ended April 30, 2004 the Company expensed $19.7 million of debt settlement costs in connection with the retirement, in April 2004, of $140.6 million (€87.3 million) of its 11¾% notes and $143.3 million in senior credit facilities and term loans. The debt settlement costs expensed in fiscal 2005 and 2004 were comprised of premiums, professional fees, write-off of deferred financing costs and other incremental costs directly associated with debt settlement activities.

16.	OTHER LIABILITIES

	2006	2005 (Restated Note 4)
Deferred revenue and lease aircraft return costs (i)	$8,884	$8,643
Deferred government assistance (ii)	3,323	3,493
Accrued pension obligation (iii)	34,040	35,504
Deferred gains on sale-leasebacks of aircraft (iv)	60,405	53,690
Deferred gain on SARs hedge (v)	666	1,783
Insurance claims accrual (vi)	13,655	10,864
Future employee benefits		-
Long-term incentive plan (vii)	1,935	-
Unfavourable contract credits (viii)	6,722	14,207
Other	2,801	528
	$132,431	$128,712

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(i)
Deferred revenue at April 30, 2006 includes $6.8 million (2005 - $6.5 million) of billings to customers for repair and overhaul services to be performed in future periods under PBH contracts. A significant number of the Company’s repair and overhaul contracts require customers to pay for services on an hourly flying basis. A portion of this PBH revenue is recognized on a monthly basis to reflect ongoing services being provided, with the current balance deferred and included in deferred revenue and lease aircraft return costs and the long-term balance deferred in other liabilities to be recognized in earnings when the services are performed. Lease aircraft return costs are obligations that arise under the terms of the Company’s operating lease agreements, which require that an aircraft be returned with major components in a specified condition. At April 30, 2006 the Company had provided $2.1 million (2005 - $2.1 million) in respect of these obligations.

(ii)
The Government of Newfoundland and Labrador has provided Composites with financial assistance to partially offset construction costs of plant and equipment. The assistance for construction costs is not repayable but is subject to specified conditions that, if not met, could result in the conversion of the assistance to fully paid common shares of Composites. This assistance is being amortized over the life of the related assets on the same basis as such assets are themselves amortized. At April 30, 2006 government assistance of $3.3 million (April 2005 - $3.5 million) relating to plant and equipment has been deferred to other liabilities.

(iii)
The Company has entered into supplementary retirement pension plan agreements in Canada with certain of its executives. This plan had accrued benefit obligations at April 30, 2006 of $20.6 million (2005 - $20.4 million). The Company also has an unfunded early retirement pension plan in Norway. The accrued pension obligation related to this unfunded plan and related amounts included in other liabilities at April 30, 2006 was $5.7 million (2005 - $5.3 million). Included in the accrued pension obligation at April 30, 2006 was $7.7 million (2005 - $9.8 million) related to funded defined benefit pension plans in the Netherlands that had a funding deficit upon acquisition on February 16, 2004 (Note 30).

(iv)
The deferred gains arising from certain aircraft sale-leaseback and lease-out lease-in transactions are being amortized over the lease terms.The Company has disposed of aircraft at amounts greater than book value resulting in deferred gains of $22.1 million for fiscal 2006 (2005 - $4.5 million). Deferred gain amortization of $8.9 million (2005 - $7.1 million) was recorded as a reduction of operating lease expense during fiscal 2006. On certain leases a portion of the proceeds are deferred as part of the sale-leaseback transaction agreement and have been netted against the deferred gains for the purpose of calculating the amount of the gain to be amortized. Under these lease agreements, if the aircraft are sold by the lessors at the termination of the leases for proceeds greater than the unamortized amount under the lease for such aircraft, the deferred payments may be fully payable to the Company and recorded as a gain at that time.

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

(vii)	See discussion in Note 12.

(viii)
As part of the acquisition of Schreiner, the Company valued the long-term contracts of Schreiner and recorded unfavourable contract credits for those contracts for which the return is below market. The unfavourable contract credits are being amortized over the term of the contract, for a maximum of five years, on a declining balance basis. During fiscal 2006 amortization of these unfavourable contract credits of $5.7 million (2005 -$6.7 million) was recorded as a reduction of operating expenses.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

17.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Capital stock

Authorized:

Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A subordinate voting shares, no par value
Class B multiple voting shares, no par value
Ordinary shares, no par value

Issued:

	Number of Shares			Consideration
	2006	2005	2004	2006	2005	2004
Class A subordinate voting shares	36,860	36,833	36,756	$223,241	$222,727	$221,532
Class B multiple voting shares	5,861	5,866	5,877	18,413	18,431	18,719
Ordinary shares	22,000	22,000	22,000	33,000	33,000	33,000
Ordinary share loan	-	-	-	(33,000)	(33,000)	(33,000)
Class A subordinate voting employee share purchase loans				(1,502)	(1,689)	(1,823)
				$240,152	$239,469	$238,428
Contributed surplus				$4,363	$3,291	$3,291

Class A subordinate voting shares that would be
issued upon conversion of the following:

	2006	2005	2004
Class B multiple voting shares	5,861	5,866	5,877
Share options (Note 18)	3,819	2,815	2,850
Convertible debt (Notes 13 and 31)	1,379	1,379	1,379

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Capital stock transactions

Number of Shares	Class A subordinate voting shares	Class B multiple voting shares	Ordinary Shares
Balance, April 30, 2003	35,836	5,907	22,000
Shares issued to employees for cash
Share option plan	874	-	-
Share purchase plan	16	-	-
Share conversions	30	(30)	-
Balance, April 30, 2004	36,756	5,877	22,000
Shares issued to employees for cash
Share option plan	55	-	-
Share purchase plan	11	-	-
Share conversions	11	(11)	-
Balance, April 30, 2005	36,833	5,866	22,000
Share issued to employees for cash
Share purchase plan	22	-	-
Share conversions	5	(5)	-
Balance, April 30, 2006	36,860	5,861	22,000

Stated value	Class A subordinate voting shares	Class B multiple voting shares	Contributed surplus
Balance, April 30, 2003	$218,147	$18,815	$3,291
Shares issued to employees for cash
Share option plan	3,083	-	-
Share purchase plan	206	-	-
Share conversions	96	(96)	-
Balance, April 30, 2004	$221,532	$18,719	$3,291
Shares issued to employees for cash
Share option plan	668	-	-
Share purchase plan	239	-	-
Share conversions	288	(288)	-
Balance, April 30, 2005	222,727	18,431	3,291
Shares issued to employees for cash
Share purchase plan	496	-	-
Share conversions	18	(18)	-
Stock based compensation expense	-	-	1,072
Balance, April 30, 2006	$223,241	$18,413	$4,363

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

During the year ended April 30, 2004 the Company adopted without restatement of comparative figures the Canadian Emerging Issues Committee Abstract 132, Share Purchase Financing (“EIC-132”). Under EIC-132, share purchase loans receivable are to be deducted from shareholders’ equity if such loans are not in accordance with current arm’s length market terms and conditions including interest rate, terms of interest payments and principal repayments and adequacy of security. The Company’s Class A subordinate voting employee share purchase loans are non-interest bearing, full recourse loans and have as collateral a pledge of the related shares purchased with a fair market value of $19.9 million as at April 30, 2006. As a result, the employee share purchase loans of $1.5 million on April 30, 2006 (2005 - $1.7 million) are deducted from shareholders’ equity. Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary. Upon termination of employment, the loans are required to be repaid within 60 days.

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

The Company has issued 22,000,000 ordinary shares to a company owned by its majority shareholder for subscriptions of $33.0 million. Concurrently, to fund the subscriptions for the ordinary shares, the Company made a non-interest bearing loan to the purchaser, payable on demand and the Company has a lien on the ordinary shares issued. The ordinary shares entitle the holder thereof to (i) one vote for every 10 ordinary shares held; (ii) dividends equivalent on a per share basis to any dividend paid on the Company’s Class A subordinate voting shares and Class B multiple voting shares, subject to prior minority shareholder approval; and (iii) receive a share of the residual of the Company, on a liquidation or winding-up, equal, on a share for share basis, to the amount received by a holder of a Class A subordinate voting share or a Class B multiple voting share. The ordinary shares are redeemable at the option of the Company at the subscription price thereof in certain circumstances (Note 23).

Declaration of dividends is restricted by covenants contained in certain of the Company’s debt agreements. The declaration of dividends during fiscal 2006 at $0.40 (2005 - $0.30) per participating voting share totalling $17.1 million (2005 - $12.8 million) was in compliance with these covenants.

18.	SHARE OPTION PLAN

Effective May 1, 2003, the Company began expensing share-option awards using the fair value method. This accounting change was applied prospectively in fiscal 2004 relating to share options issued on or after May 1, 2003. For the year ended April 30, 2006, the Company recorded stock based compensation of $1.1 million in the consolidated statement of earnings and as contributed surplus. There was no impact on the financial results for the years ended April 30, 2005 and 2004 as no new options were granted during fiscal 2005 or 2004. The Black Scholes option pricing model was used to estimate the fair value of options using the following estimates and assumptions:

Expected life	4 years
Expected dividend yield	1.2%
Risk-free interest rate	3.2%
Stock volatility	31%

As at April 30, 2006, 1,909,672 (2005 - 1,407,672) options to purchase a total of 3,819,344 (2005 - 2,815,344) shares of common stock were outstanding, of which 1,407,672 options to purchase a total of 2,815,344 shares of common stock were then exercisable at prices ranging from $2.13 to $15.35 per share and a weighted average exercise price of $14.25 per option. All outstanding options have exercise prices ranging from $2.13 to $24.80 per share and a weighted average exercise price of $23.54 per option (2005 - $14.25). All outstanding options expire between 2007 and 2015, ten years after the date of each respective grant. Each option is convertible into two Class A subordinated voting shares to reflect the April 2005 two-for-one stock split.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

A summary of recent share option activities is as follows:

2006
	Number of options - Exercise price range $4.26 - $4.30	Weighted average exercise price	Number of options - Exercise price range $7.35 - $9.00	Weighted average exercise price	Number of options - Exercise price range $26.11 - $30.70	Weighted average exercise price	Number of options - Exercise price $49.60	Weighted average exercise price	Total number of options	Total weighted average exercise price
Class A subordinate voting share options
Beginning of year	485	$4.28	470	$8.96	452	$30.44	-	$-	1,407	$14.25
Granted	-	-	-	-	-	-	510	49.60	510	49.60
Forfeited	-	-	-	-	-	-	(8)	(49.60)	(8)	(49.60)
End of year	485	$4.28	470	$8.96	452	$30.44	502	$49.60	1,909	$23.54
Weighted average contractual life of options outstanding	2.5 years		1.4 years		6.0 years		9.2 years		4.8 years

2005
	Number of options - Exercise price range $4.26 - $4.30	Weighted average exercise price	Number of options - Exercise price range $7.35 - $9.00	Weighted average exercise price	Number of options - Exercise price range $26.11 - $30.70	Weighted average exercise price	Total number of options	Total weighted average exercise price
Class A subordinate voting share options
Beginning of year	485	$4.28	470	$8.96	470	$30.27	1,425	$14.40
Exercised	-	-	-	-	(18)	26.11	(18)	26.11
End of year	485	$4.28	470	$8.96	452	$30.44	1,407	$14.25
Weighted average contractual life of options outstanding	3.5 years		2.4 years		7.0 years		4.3 years

19.	SUPPLEMENTAL CASH FLOW INFORMATION

	2006	2005	2004
Cash interest paid	$39,929	$24,252	$35,875
Cash taxes paid	$13,779	$11,225	$8,486

The adjustment to net earnings related to future income taxes to arrive at cash flow on the statements of cash flows is calculated as the income tax (provision) recovery adjusted for cash taxes paid. Accordingly, it includes the impact of changes in current as well as long-term income tax assets and liabilities.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

20.	FOREIGN CURRENCY

(a)	Foreign currency translation adjustment

		2005	2004
	2006	(Restated Note 4)	(Restated Note 4)
Balance, beginning of year as originally stated	$(16,381)	$(9,873)	$(3,884)
Restatements (Note 3)	(5,085)	(7,732)	(9,652)
Balance, beginning of year	$(21,466)	$(17,605)	$(13,536)
Release of currency translation adjustment (Note 13(d))	2,612	-	-
Translation adjustment during year	(47,408)	(3,861)	(4,069)
Balance, end of year	$(66,262)	$(21,466)	$(17,605)

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

Throughout the 2006 fiscal year the Company had designated its US$150.0 million ($168.0 million) 7⅜% senior subordinated note issue as a hedge of the Company’s net investments as follows (i) US$40.0 million designated as a hedge of the net investment in the Company’s self-sustaining operations in Canada whose functional currency is the US dollar and (ii) an aggregate of US$110.0 million converted to Norwegian kroner via forward foreign exchange agreements designated as hedges of the net investment in the Company’s self-sustaining Norwegian operations. Throughout the 2006 and 2005 fiscal years the Company had also designated its US$250.0 million ($280.1 million at April 30, 2006; $314.2 million at April 30, 2005) 7⅜% senior subordinated note issue as a hedge of the Company’s various net investments as follows: (i) US$100.0 million designated as a hedge of the net investment in the Company’s self-sustaining operations in Canada whose functional currency is the US dollar, (ii) US$93.5 million converted to pound sterling via a forward foreign exchange agreement designated as a hedge of the net investment in the Company’s self-sustaining operations in the UK, (iii) US$29.7 million converted to euro via a forward foreign exchange agreement designated as a hedge of the net investment in the Company’s self-sustaining operations in the Netherlands, and (iv) US$26.8 million converted to Norwegian kroner via a forward foreign exchange agreement designated as a hedge of the net investment in the Company’s self-sustaining operations in Norway. The Company had also designated its pound sterling and remaining outstanding euro denominated debt as hedges of its net investments in its self-sustaining operations in the UK and the Netherlands, respectively. Included in the foreign currency translation adjustment in shareholders’ equity at April 30, 2006 was a net foreign exchange gain of $57.0 million, net of taxes of $12.4 million (2005 - gain of $19.4 million, net of taxes of $4.2 million) related to the revaluation and repayment of the debt during the period of hedge effectiveness.

The Company reviews the effectiveness of these hedges quarterly by monitoring the relative changes in the amounts of the hedged items relative to the notional amounts of the hedging instruments.

(b)	Year-end exchange rates

Balance sheet accounts denominated in foreign currencies and translated at year-end exchange rates have been translated to Canadian dollars at the following rates:

	2006	2005
US dollar	$1.12	$1.26
UK pound sterling	2.04	2.40
Norwegian kroner	0.18	0.20
South African rand	0.19	0.21
Australian dollar	0.85	0.98
Euro	1.41	1.62

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Income statement accounts denominated in foreign currencies have been translated at the following year to date annual average exchange rates:

	2006	2005
US dollar	$1.19	$1.27
UK pound sterling	2.11	2.35
Norwegian kroner	0.18	0.19
South African rand	0.19	0.20
Australian dollar	0.89	0.94
Euro	1.44	1.61

21.	FINANCIAL INSTRUMENTS

(a)	Primary Financial Instruments

The carrying values of the primary financial instruments of the Company, with the exception of the Company’s senior subordinated notes, substantially approximate fair value due to the short-term maturity and/or other terms of those instruments.

The fair value of the senior subordinated notes is based on quoted market prices. The fair value of these debt instruments, including the current portion, is as follows:

	April 30, 2006		April 30, 2005
	Fair value	Carrying value	Fair value	Carrying value
7⅜% Senior subordinated notes	$454,282	$448,120	$490,819	$502,760

(b)	Derivative Financial Instruments Used for Risk Management

The Company regularly enters into forward foreign exchange contracts, equity forward pricing agreements and other derivative instruments to hedge the Company’s exposure to fluctuations in the Company’s net investment in self-sustaining foreign operations, expected future cash flows from foreign operations, anticipated transactions in currencies other than the Canadian dollar and stock price volatility. The Company does not enter into derivative transactions for speculative or trading purposes.

The nature, maturity, notional amount and fair market value of the Company’s derivatives used in risk management activities as at April 30, 2006 are as follows:

Hedging item	Maturity	Notional amount	Fair market value
Forward foreign exchange contracts
Sell pound sterling; buy US dollar	October 2006	£ 30,683	$-
Sell Norwegian kroner; buy US dollar	October 2006	NOK 895,443	-
Sell US dollar; buy Canadian dollar	Various	USD 86,396	9,068
Sell pound sterling; buy euro	Various	£ 30,236	(964)
Equity forward price agreement	July 2007	1,170 units	(1,230)
			$6,874

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Throughout the year ended April 30, 2006, the Company continued its designation of its US $400.0 million ($448.1 million) 7⅜% senior subordinated notes and related forward foreign currency contracts as effective hedges of the Company’s net investments in certain self-sustaining operations in Canada, the UK, the Netherlands, and Norway. The Company has also designated other pound sterling and euro denominated debt as hedges of its net investments in its self-sustaining operation in the UK, the Netherlands, and Canada respectively. As a result of these effective hedging relationships, revaluation gains and losses on the debt, net investments and forward foreign exchange contracts are offset in the cumulative translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP. When the forward foreign exchange contracts on these hedges expired at the end of fiscal 2006, the Company entered into new contracts to continue its net investment hedge program.

The Company has also entered into forward foreign exchange contracts to reduce its exposure to currency fluctuations on anticipated foreign currency revenues and expenses for certain of its operations. These relationships also qualified as effective hedges under Canadian GAAP.

In addition, the Company has hedged its obligations under the SARs plans using an equity forward price agreement to reduce volatility in cash flow and earnings due to possible future increases in the Company’s share price. The Company accrues the liability and related expense associated with SARs based on the difference between the reference price and the hedged price. At April 30, 2006 the amount recorded in current liabilities related to SARs was $11.4 million (April 30, 2005 - $10.4 million).

(c)	Credit Risk on Financial Instruments

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company limits its credit risk by dealing only with counterparties that possess investment grade credit ratings.

(d)	Interest Rate Risk

The Company has used interest rate swap agreements in the past in order to achieve an appropriate mix of fixed and variable interest rate debt. The Company’s current exposure to interest rates is such that fixed and variable rates are appropriately balanced at April 30, 2006 without the use of interest rate derivative instruments.

(e)	Trade Credit Risk

Trade receivables consist primarily of amounts due from multinational companies operating in the oil and gas industry. Credit risk on these receivables is reduced by the large and diversified customer base. Included in accounts receivable is an allowance for doubtful accounts of $3.4 million at April 30, 2006 (2005 - $7.5 million).

22.	INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

The tax effects of temporary differences that give rise to significant portions of future income tax assets and future income tax liabilities are presented below:
		2005
	2006	(Restated Note 4)
Future income tax (liabilities) assets
Property and equipment	$(100,519)	$(119,644)
Long-term investments	(11,306)	(22,833)
Pension and other employee benefits	(10,504)	(15,030)
Deferred capital gains and deferred revenue	(30,699)	(15,457)
Losses carried forward	41,463	39,505
Deferred costs	348	3,717
Long-term debt	(19,380)	(4,555)
Current accounts payable and receivable	11,486	17,312
Other	4,348	3,728
Total future income tax liabilities	(114,763)	(113,257)
Valuation allowance	(7,383)	(7,049)
Net future income tax liabilities	$(122,146)	$(120,306)
Distributed as follows:
Current future income tax assets	26,859	28,110
Current future income tax liabilities	(8,852)	(705)
Long-term future income tax assets	39,848	57,674
Long-term future income tax liabilities	(180,001)	(205,385)
	$(122,146)	$(120,306)

The Company has recorded a $7.4 million valuation allowance in respect of its net future income tax asset in Composites, of which $4.7 million relates to losses carried forward. The prior period amounts relating to the valuation allowance have been reclassified to continuing operations as outlined in Note 6.

The Company’s income tax (provision) recovery is comprised as follows:
		2005	2004
	2006	(Restated Note 4)	(Restated Note 4)
Current income tax (provision) recovery
Canada	$(2,800)	$(3,810)	$(2,518)
Foreign	5,552	(26,169)	(7,858)
	2,752	(29,979)	(10,376)
Future income tax (provision) recovery
Canada
Recovery related to origination and reversal of temporary differences	14,646	9,022	15,574
Foreign
(Provision) recovery related to origination and reversal of temporary differences	(28,338)	(6,609)	4,505
	(13,692)	2,413	20,079
Income tax (provision) recovery	$(10,940)	$(27,566)	$9,703

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

As the Company operates in several tax jurisdictions, its income is subject to various rates of taxation. The income tax (provision) recovery differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings before taxes as follows:
		2005	2004
	2006	(Restated Note 4)	(Restated Note 4)
Earnings from continuing operations before income taxes	$101,650	$73,785	$42,519
Combined Canadian federal and provincial statutory income tax rate	34%	35%	37%
Income tax provision calculated at statutory rate	(34,561)	(25,825)	(15,732)
(Increase) decrease in income tax (provision) recovery resulting from:
Reversal of tax liability	-	-	11,759
Rate differences in various jurisdictions	13,572	16,017	15,126
Effect of change in tax legislation	(220)	(4,224)	-
Non-deductible items	(1,187)	(3,193)	(2,392)
Large corporations tax	(470)	(457)	(230)
Other foreign taxes paid	(3,471)	(1,745)	(1,567)
Non-taxable portion of capital gains	13,617	1,154	2,544
Non-taxable income	2,669	1,274	2
Valuation allowance	(334)	(7,049)	-
Other	(555)	(3,518)	193
Income tax (provision) recovery	$(10,940)	$(27,566)	$9,703

During fiscal 2005, legislation was substantively enacted in the Netherlands to reduce the corporate income tax rate from 34.5% to 30.0%. As a result, the Company adjusted the value of its future income tax assets related to losses carried forward and other temporary differences in the Netherlands by $4.2 million.

During fiscal 2004, the Company recorded an $11.8 million future income tax recovery, which is attributable to the reversal of a previously recorded tax liability as a result of the disposition of certain of the Company’s European fleet.

(a)	Tax losses

The Company has accumulated approximately $117.0 million in non-capital losses, of which $78.1 million is available to reduce future Canadian income taxes otherwise payable, $28.7 million is available to reduce future Dutch income taxes otherwise payable and the remainder is available to reduce future income taxes otherwise payable in other foreign jurisdictions. If unused, these losses will expire as follows:

(in millions of Canadian dollars)
2007	$5,049
2008	5,219
2009	9,947
2014	12,885
2015	17,161
2026	27,816
Indefinitely	38,949
$117,026

The Company has also accumulated approximately $35.9 million in capital losses, which carry forward indefinitely and are available to reduce future capital gains realized in Canada.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

The Company has provided a valuation allowance in respect of $21.4 million of the non-capital losses. The benefit anticipated from the utilization of the remaining non-capital losses and the full amount of the capital losses has been recorded as a future income tax asset.

23.	PER SHARE INFORMATION

Net earnings have been calculated based on the sum of the weighted average number of Class A subordinate voting shares and Class B multiple voting shares outstanding of 42,708,378 for the fiscal year ended April 30, 2006 (2005 - 42,673,079; 2004 - 42,191,906).

2006
	Net earnings			Weighted average	Net earnings per share
	Cont. ops.	Disc. ops.	Total	number of shares	Cont. ops.	Disc. ops.	Total
	$90,710	$-	$90,710	42,708

Shares as security for Class A subordinate voting employee share purchase loans (Note 17)	-	-	-	(709)
Basic	$90,710	$-	$90,710	41,999	$2.16	$-	$2.16
Effect of potential dilutive securities:
Share options				2,076
Convertible debt	386	-	386	1,379
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)				709
Diluted	$91,096	$-	$91,096	46,163	$1.97	$-	$1.97

2005
	Net earnings			Weighted average	Net earnings per share
	Cont. ops.	Disc. ops.	Total	number of shares	Cont. ops.	Disc. ops.	Total
	$46,219	$10,300	$56,519	42,673
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)	-	-	-	(736)
Basic	$46,219	$10,300	$56,519	41,937	$1.10	$0.25	$1.35
Effect of potential dilutive securities:
Share options				1,975
Convertible debt	386	-	386	1,379
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)				736
Diluted	$46,605	$10,300	$56,905	46,027	$1.01	$0.22	$1.23

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2004
	Net earnings (loss)			average	Net earnings (loss)
	Cont. ops.	Disc. ops.	Total	number of shares	Cont. ops.	Disc. ops.	Total
	$52,222	$(321)	$51,901	42,122	$1.24	$(0.01)	$1.23
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)	-	-	-	(776)
Basic	$52,222	$(321)	$51,901	41,346	$1.26	$(0.01)	$1.25
Effect of potential dilutive securities:
Share options				1,842
Convertible debt	493	-	493	1,379
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)				776
	$52,715	$(321)	$52,394	45,343
Add back share options anti-dilutive impact	-	-	-	24
Diluted	$52,715	$(321)	$52,394	45,367	$1.16	$(0.01)	$1.15

Per share amounts are calculated using the treasury stock method. Under this method, the proceeds from the exercise of options are assumed to be used to repurchase the Company’s shares on the open market. The difference between the number of shares assumed purchased and the number of options assumed exercised is added to the actual number of shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share. Therefore, the number of shares in the diluted earnings per share calculation will increase as the average share price increases. There were 22 million ordinary shares outstanding at April 30, 2006 and at April 30, 2005, all of which are owned by the Company’s majority shareholder (Note 17). The payment of dividends on these ordinary shares requires minority shareholder approval. The shares also have no conversion rights in the hands of their holder. Therefore, these ordinary shares have not been included in the calculation of basic and diluted earnings per share.

24.	CHANGE IN NON-CASH WORKING CAPITAL

		2005	2004
	2006	(Restated Note 4)	(Restated Note 4)
Receivables	$(37,743)	$(38,105)	$26,872
Inventory	(30,028)	(2,184)	6,017
Prepaid expenses	(6,047)	1,887	(17,658)
Payables and accruals	17,725	60,489	(15,390)
	$(56,093)	$22,087	$(159)

25.	SEGMENT INFORMATION

On May 1, 2005, as a result of restructuring, the Company’s operating segments were revised to reflect the current operating and management structure. The Company now operates under the following segments:

•	Global Operations;
•	European Operations;
•	Heli-One; and
•	Corporate and other.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

This new segment classification is representative of the Company’s revised internal reporting and management structure. The Company has provided information on segment revenues, segment EBITDAR(ii) and segment operating income because these are the financial measures used by the Company’s key decision makers in making operating decisions and assessing performance. Transactions between operating segments are at standard industry rates.

The Company has restated comparative figures for the year ended April 30, 2005 to reflect the new operational structure as if certain lease, PBH and associated transactions between the Company’s operating segments had occurred for that period as well. This restatement is based on management’s best estimate of how these transactions would have been recorded if the operational and management restructuring had been effect on May 1, 2004. These restatements relate only to internal and eliminated transactions.

Comparative figures for the year ended April 30, 2004 have not been restated to reflect the new operational structure as accurate estimates to reflect certain lease, PBH and associated transactions between the Company’s operating segments could not be made. The consolidated results of the Company are not impacted by these items as they relate only to internal and eliminated transactions. The Company has included segmented information for the years ended April 30, 2005 and 2004 under its former organizational structure. All comparative figures under the current and former organizational structures have been restated for various restatements and adjustments as outlined in Notes 3 and 4.

The Company provides services across different geographic areas to many customers. Approximately 69% (2005 - 69% and 2004 - 73%) of the Company’s revenues in fiscal 2006 were derived from customers involved in oil and gas production and exploration. In fiscal 2006 and 2005 no single customer represented greater than 10% of revenue.

The primary factors considered in identifying segments are geographic coverage, which also impacts the nature of the Company’s operations, the type of contracts that are entered into, the type of aircraft that are utilized and segments used by management to evaluate the business. The Company includes four reporting segments in its financial statements: European Operations, Global Operations, Heli-One, and Corporate and other.

European Operations - includes oil and gas flying operations in the UK, the Netherlands, Norway, Ireland and Denmark, as well as emergency medical services and search and rescue services throughout Europe.

Global Operations - includes flying operations in Australia, Africa, the Middle East, the Americas and Asia.

Heli-One - includes helicopter lease and repair and overhaul operations based in Norway, the UK and Canada, the survival suit and safety equipment supply and manufacturing businesses and Composites.

Corporate and other - includes corporate office costs in various jurisdictions.

The accounting policies of the segments and the basis of accounting for transactions between segments are the same as those described in the summary of significant accounting policies (Note 2).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Year Ended April 30, 2006
	Global operations	European operations	Heli-One	Corporate and other	Inter-segment eliminations	Consolidated
Revenue from external customers	$330,877	$520,367	$160,108	$175	$-	$1,011,527
Add: Inter-segment revenues	350	12,773	355,013	58	(368,194)	-
Total revenue	331,227	533,140	515,121	233	(368,194)	1,011,527
Direct costs(i)	(240,305)	(425,659)	(280,060)	-	214,145	(731,879)
General and administration	-	-	-	(27,895)	-	(27,895)
Segment EBITDAR(ii)	90,922	107,481	235,061	(27,662)	(154,049)	251,753
Aircraft lease and associated costs
- Internal	(76,447)	(74,408)	(3,194)	-	154,049	-
- External	(6,769)	(1,216)	(57,491)	-	-	(65,476)
Segment EBITDA(iii)	7,706	31,857	174,376	(27,662)	-	186,277
Amortization	(4,113)	(5,946)	(47,545)	(1,048)	-	(58,652)
Restructuring costs	(975)	(1,597)	(7,640)	(6,133)	-	(16,345)
Gain (loss) on disposals of assets	295	407	(442)	(22)	-	238
Operating income (loss)	$2,913	$24,721	$118,749	$(34,865)	$-	111,518
Financing charges						(53,990)
Earnings from continuing operations before income taxes and undernoted items						57,528
Non-controlling interest						(66)
Gain on sale of long-term investments						37,558
Equity in earnings of associated companies						6,630
Income tax provision						(10,940)
Net earnings from continuing operations						90,710
Net earnings						$90,710
Segment assets	$167,268	$235,158	$1,116,370	$159,553		$1,678,349
Segment capital asset expenditures	4,477	2,281	276,346	458		283,562
Segment helicopter major inspections	-	-	23,612	-		23,612

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Year Ended April 30, 2005(iv)
	Global operations	European operations	Heli-One	Corporate and other	Inter-segment eliminations	Consolidated
Revenue from external customers	$292,066	$530,897	$143,765	$435	$-	$967,163
Add: Inter-segment revenues	-	10,697	381,124	2,741	(394,562)	-
Total revenue	292,066	541,594	524,889	3,176	(394,562)	967,163
Direct costs(i)	(204,782)	(430,802)	(290,040)	-	241,335	(684,289)
General and administration	-	-	-	(35,279)	-	(35,279)
Segment EBITDAR(ii)	87,284	110,792	234,849	(32,103)	(153,227)	247,595
Aircraft lease and associated costs
- Internal	(64,411)	(88,816)	-	-	153,227	-
- External	(6,984)	-	(50,848)	-	-	(57,832)
Segment EBITDA(iii)	15,889	21,976	184,001	(32,103)	-	189,763
Amortization	(3,632)	(5,539)	(42,680)	(1,248)	-	(53,099)
Restructuring costs	(1,358)	(2,864)	(3,307)	(10,060)	-	(17,589)
Gain on disposals of assets	-	-	4,104	-	-	4,104
Fair value adjustment	-	-	(14,260)	-	-	(14,260)
Operating income (loss)	$10,899	$13,573	$127,858	$(43,411)	$-	108,919
Debt settlement costs						(2,017)
Financing charges						(38,309)
Earnings from continuing operations before income taxes and undernoted items						68,593
Non-controlling interest						(288)
Equity in earnings of associated companies						5,480
Income tax provision						(27,566)
Net earnings from continuing operations						46,219
Net earnings from discontinued operations						10,300
Net earnings						$56,519
Segment assets	$175,169	$288,460	$1,048,865	$174,206		$1,686,700
Segment capital asset expenditures	13,021	2,829	219,780	383		236,013
Segment helicopter major inspections	-	-	15,539	-		15,539

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Year Ended April 30, 2005(iv)
	European flying	Int’l flying	Schreiner	Repair and overhaul	Composites	Corporate and other	Inter-segment eliminations	Consolidated
Revenue from external customers	$482,520	$234,049	$164,349	$77,303	$8,942	$-	$-	$967,163
Add: Inter-segment revenues	22,710	11,916	-	145,919	-	17,398	(197,943)	-
Total revenue	505,230	245,965	164,349	223,222	8,942	17,398	(197,943)	967,163
Direct costs	431,172	204,129	126,685	158,950	14,792	4,688	(198,295)	742,121
General and administration	-	-	-	-	-	35,279	-	35,279
Segment EBITDA(iii)	74,058	41,836	37,664	64,272	(5,850)	(22,569)	352	189,763
Amortization	(14,281)	(11,332)	(7,703)	(17,591)	(438)	(1,754)		(53,099)
Restructuring costs	(2,864)	(1,358)	(5,623)	(3,307)	-	(4,437)		(17,589)
Gain (loss) on disposals of assets	2,212	1,493	509	(110)				4,104
Fair value adjustment					(14,260)			(14,260)
Operating income (loss)	$59,125	$30,639	$24,847	$43,264	$(20,548)	$(28,760)	$352	108,919
Debt settlement costs								(2,017)
Financing charges								(38,309)
Earnings from continuing operations before income taxes and undernoted items								68,593
Non-controlling interest								(288)
Equity in earnings of associated companies								5,480
Income tax provision								(27,566)
Net earnings from continuing operations								46,219
Net earnings from discontinued operations								10,300
Net earnings								$56,519

Year Ended April 30, 2004(iv)
	European flying	Int’l flying	Schreiner	Repair and overhaul	Composites	Corporate and other	Inter-segment eliminations	Consolidated
Revenue from external customers	$482,112	$191,773	$32,490	$58,119	$6,962	$-	$-	$771,456
Add: Inter-segment revenues	16,157	11,047	-	135,490	-	13,577	(176,271)	-
Total revenue	498,269	202,820	32,490	193,609	6,962	13,577	(176,271)	771,456
Direct costs	426,165	179,470	29,111	138,188	9,006	14,627	(176,288)	620,279
General and administration	-	-	-	-	-	18,633	-	18,633
Segment EBITDA(iii)	72,104	23,350	3,379	55,421	(2,044)	(19,683)	17	132,544
Amortization	(12,948)	(7,490)	(1,512)	(10,700)	(496)	(5,390)		(38,536)
Restructuring costs	(7,114)	-	-	(849)	-	(1,218)		(9,181)
Gain (loss) on disposals of assets	2,245	1,333	(199)	-		(72)		3,307
Operating income (loss)	$54,287	$17,193	$1,668	$43,872	$(2,540)	$(26,363)	$17	88,134
Debt settlement costs								(19,716)
Financing charges								(29,824)
Earnings from continuing operations before income taxes and undernoted items								38,594
Equity in earnings of associated companies								3,925
Income tax recovery								9,703
Net earnings from continuing operations								52,222
Net loss from discontinued operations								(321)
Net earnings								$51,901

(i)
Direct costs in the segment information presented under the current organizational structure excludes aircraft lease and associated costs. In the consolidated income statement and segment information presented under the former organizational structure, these costs are combined.

(ii)	Segment EBITDAR is defined as segment EBITDA before aircraft lease and associated costs.

(iii)	Segment EBITDA is defined as operating income before amortization, restructuring costs, gain (loss) on disposals of assets and fair value adjustment.

(iv)
Comparative information has been reclassified to reflect the restatements and reclassifications as described in Notes 3 and 4, except that the segment information for the year ended April 30, 2004 has not been presented under the current organizational structure.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Geographic Information

	Revenues			Property and equipment		Goodwill
		2005	2004		2005
	2006	(Restated Note 4)	(Restated Note 4)	2006	(Restated Note 4)	2006	2005
Canada	$32,911	$23,974	$21,758	$87,912	$114,973	$1,224	$1,079
United Kingdom	221,225	248,206	237,022	77,950	31,154	6,579	7,782
Norway	207,139	183,089	184,805	341,683	339,165	-	-
Africa	150,110	124,396	55,954	140,875	155,528	-	-
Australia	64,582	62,207	52,489	73,349	66,256	-	-
Denmark	28,144	35,473	28,199	25,452	31,157	-	-
The Netherlands	67,212	65,958	15,753	32,338	56,436	-	-
Other Asian countries	52,701	88,489	73,962	79,419	75,096	-	-
Other European countries	109,059	90,011	80,180	36,144	31,949	-	-
Other countries	78,444	45,360	21,334	30,962	41,492	-	-
Consolidated total	$1,011,527	$967,163	$771,456	$926,084	$943,206	$7,803	$8,861

Revenues are attributed to countries based on the location of the customer for repair and overhaul services and the location of service for flying revenue.

26.	COMMITMENTS

The Company had entered into aircraft operating leases with 25 lessors in respect of 82 aircraft included in the Company’s fleet at April 30, 2006. At inception the Company’s aircraft leases had terms not exceeding 8.5 years. At April 30, 2006 these leases had expiry dates ranging from fiscal 2007 to 2015. The Company has options to purchase the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options, but has no commitments to do so. With respect to such leased aircraft, substantially all of the costs of major inspections of airframes and the costs to perform inspections, major repairs and overhauls of major components are at the Company’s expense. The Company either performs this work internally through its own repair and overhaul facility or has the work performed by an external repair and overhaul service provider.

At April 30, 2006, the Company also had commitments with respect to operating leases for buildings, land and equipment. During the year ended April 30, 2006 the Company incurred aircraft operating lease and related costs of $65.5 million (2005 - $57.8 million) and other operating lease costs of $6.4 million (2005 - $4.1 million). The minimum lease rentals required under such leases were $438.2 million as at April 30, 2006 and are payable in the following amounts over the following fiscal years:

	Aircraft operating leases	Building, land and equipment operating leases	Total operating leases
2007	$75,171	$6,357	$81,528
2008	69,842	5,038	74,880
2009	64,460	4,738	69,198
2010	57,432	4,293	61,725
2011	48,962	4,036	52,998
and thereafter	72,204	25,715	97,919
	$388,071	$50,177	$438,248

As at April 30, 2006, the Company had ordered and made deposits (Note 11) for a number of aircraft. At April 30, 2006, the Company had committed to purchase 13 heavy and 38 medium aircraft. Total capital committed to these purchases is approximately $648.0 million (US $578.4 million). These aircraft are expected to be delivered in fiscal 2007 and beyond and will be deployed in the Company’s European Operations and Global Operations.

Where possible, the Company intends to finance these aircraft through operating leases.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

27.	VARIABLE INTEREST ENTITIES

At April 30, 2006 the Company operated 19 aircraft (2005 - 19 aircraft) under operating leases with seven entities that would be considered variable interest entities (“VIEs”) under Canadian and US GAAP. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from fiscal 2007 to 2014. The Company has concluded that it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements.

Based on appraisals by independent helicopter valuation companies as at April 30, 2006, the unaudited estimated fair market value of the aircraft leased from VIEs is $134.1 million (2005 - $169.6 million). The Company has provided junior loans and loans receivable in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to the junior loans and loans receivable as a result of its involvement with the VIEs is $17.7 million (2005 - $13.0 million).

28.	GUARANTEES

The Company has provided guarantees to certain lessors in respect of operating leases. If the Company fails to meet the senior credit facilities' financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could enable the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases. The leases have terms expiring between fiscal 2007 and 2014. The Company’s exposure under the asset value guarantees including guarantees in the form of junior loans, loans receivable and deferred payments is approximately $60.8 million (2005 - $51.9 million). The resale market for the aircraft types for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

29.	CONTINGENCIES

(a)	Contingent liabilities

Petitions have been filed against subsidiaries for unspecified damages concerning helicopter accidents in prior years. It is management’s opinion that damages for which the Company may become responsible, if any, will be covered by the Company’s insurance and will therefore not have a material effect on the financial condition or results of operations of the Company.

(b)	General tax contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments. When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments. These adjustments could materially increase or decrease the Company’s results of operations.

30.	EMPLOYEE PENSION PLANS

The Company maintains defined contribution employee pension plans in Canada, the UK, the Netherlands, Denmark, Australia and South Africa for approximately 50% of the Company’s active employees and certain former employees. The Company’s contributions to the defined contribution plans are based upon percentages of gross salaries. The Company’s contributions to the defined contribution plans expensed during fiscal 2006 were $5.9 million (2005 - $5.7 million).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

The Company also maintains both funded and unfunded and both flat-benefit and final-pay defined benefit plans in Canada, the UK, Norway and the Netherlands for approximately 40% of the Company’s active employees. Funded plans require the Company to make cash contributions to the plan in order that there will be sufficient assets to discharge the plans’ benefit obligations as they become due. Unfunded plans do not require contributions to be paid into the plan by the Company. Rather, the Company pays the benefit obligations directly as they are due.

For the defined benefit pension plan in the UK the investment policy requires that the plan assets held under this plan be invested as follows:

Category	Percentage maximum
UK equities	42% to 48%
Overseas equities	27% to 33%
UK bonds	22% to 28%

The assets held in the Norwegian plans are to be diversified as follows:

Category	Percentage maximum
Norwegian equities	15%
International equities	35%
Total equities	35%
Norwegian bonds	70%
High yield bonds	25%
Emerging market bonds	25%
International bonds	40%
Total bonds	100%
Money market	80%
Property funds	15%

For the assets held in the plan in the Netherlands, 80% must be invested in fixed rate investments and the remaining 20% invested in shares with a maximum deviation of 5% upwards or downwards.

While the asset mix varies in each plan, overall the asset mix at April 30, 2006 was 46% equities, 38% fixed income and 16% money market.

For all the defined benefit pension plans the overall expected long-term rates of return on plan assets have been determined in part by assessing current and expected asset allocations as well as historical and expected returns on various categories of the assets. Such expected rates of return ignore short-term fluctuations.

For the UK plans it is expected that the rate of return on the plan assets will be between 4% and 5% in excess of price inflation. For the plans in Norway and the Netherlands the expected long-term rate of return is considered in reference to the longest stated bond rates in each country.

The Company retains actuaries to measure the assets, accrued benefit obligations and funding requirements of each defined benefit plan on an annual basis at April 30 and obtains quarterly updates.

During the years ended April 30, 2006 and April 30, 2005, additional employees were added to the plan in Canada resulting in an increase of $0.5 million (2005 - $2.6 million) to both unrecognized prior service costs and benefit obligations. Also during the year, the plan in the Netherlands was changed to comply with changes to the fiscal regulations related to pensions. These changes resulted in a decrease of $0.9 million to both unrecognized prior service costs and benefit obligations.

During the year ended April 30, 2005 the plan in the Netherlands was amended from a final pay arrangement to an average pay arrangement resulting in a reduction in the accrued benefit obligation of $11.5 million at that date.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

In 2005 the sale of SAMCO (Note 6), as well as terminations as part of the restructuring initiatives (Note 14), resulted in a curtailment of the Netherlands pension plan. A curtailment gain of $2.8 million from the sale of SAMCO was recorded in the results of discontinued operations in fiscal 2005 and a curtailment gain of $2.9 million related to the Company’s restructuring activities was recorded in restructuring costs in fiscal 2005. The curtailment gain for both events reflected a reduction in both the benefit obligations and unrecognized past service costs.

The consolidated changes in the benefit obligations and fair values of assets for the defined benefit plans during fiscal 2006 and 2005 are as follows:
	2006	2005
Change in benefit obligations
Benefit obligations, beginning of year	$620,398	$543,906
Current service cost	19,328	19,508
Interest cost	28,702	29,015
Amendments	(354)	(8,933)
Net actuarial and experience losses	18,450	56,970
Benefits paid	(15,726)	(16,144)
Curtailment gain	-	(2,785)
Foreign exchange rate changes	(71,637)	(1,139)
Benefit obligations, end of year	$599,161	$620,398
Change in plan assets
Fair value of plan assets, beginning of year	$490,501	$440,222
Actual return on plan assets	75,408	29,936
Employer contributions	30,775	32,898
Participant contributions	2,638	3,595
Benefits paid	(14,977)	(15,309)
Foreign exchange rate changes	(59,335)	(841)
Fair value of plan assets, end of year	$525,010	$490,501
Funded status	$(74,151)	$(129,897)
Unrecognized net actuarial and experience losses	134,938	196,830
Unrecognized prior service costs	(620)	(1,084)
Unrecognized transition amounts	715	762
Pension guarantee deposits	5,179	2,701
Total recognized net pension asset	$66,061	$69,312

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

The tables below detail as at April 30, 2006 by funded and unfunded plans, the funded status and net amount recognized on the Company’s balance sheet as prepaid pension costs reported in other assets of $100.1 million (Note 11) (2005 - $104.8 million) and accrued benefit obligations included in other liabilities of $34.0 million (Note 16) (2005 - $35.5 million).

As at April 30, 2006
	Funded plans		SERP &			Other
	Surplus	Deficit	Unfunded Plans	Total	Other assets (Note 11)	liabilities (Note 16)
Benefit obligations	$195,556	$351,679	$51,926	$599,161	$486,569	$112,592
Fair value of plan assets	223,018	296,264	5,728	525,010	459,442	65,568
Funded status	27,462	(55,415)	(46,198)	(74,151)	(27,127)	(47,024)
Unrecognized net actuarial and experience losses	45,661	92,149	14,636	152,446	138,077	14,369
Unrecognized prior service costs	1,126	(6,701)	5,426	(149)	1,126	(1,275)
Unrecognized transition amounts	(12,442)	(4,712)	(110)	(17,264)	(17,154)	(110)
Pension guarantee deposits	4,402	777	-	5,179	5,179	-
	$66,209	$26,098	$(26,246)	$66,061	$100,101	$(34,040)

	As at April 30, 2005
	Funded plans		SERP &		Other assets	Other liabilities
	Surplus	Deficit	Unfunded Plans	Total	(Note 11)	(Note 16)
Benefit obligations	$205,943	$360,254	$54,201	$620,398	$495,615	$124,783
Fair value of plan assets	214,614	275,887	-	490,501	427,087	63,414
Funded status	8,671	(84,367)	(54,201)	(129,897)	(68,528)	(61,369)
Unrecognized net actuarial
and experience losses	53,217	120,921	22,692	196,830	169,392	27,438
Unrecognized prior service costs	1,251	(7,590)	5,255	(1,084)	1,251	(2,335)
Unrecognized transition amounts	-	-	762	762	-	762
Pension guarantee deposits	2,296	405	-	2,701	2,701	-
	$65,435	$29,369	$(25,492)	$69,312	$104,816	$(35,504)

The significant weighted average actuarial assumptions adopted in measuring the Company’s defined benefit pension plan obligations as at April 30 are as follows:

	2006	2005	2004
Discount rate	4.94%	5.15%	5.64%
Rate of compensation increase	3.50%	3.38%	3.38%

The significant weighted average actuarial assumptions adopted in measuring the Company’s net defined benefit pension plan expense during the year are as follows:

	2006	2005	2004
Discount rate	5.08%	5.74%	5.86%
Expected long-term rate of return on plan assets	6.66%	6.70%	6.72%

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

The Company’s net defined benefit pension plan expense, which excludes the impact of the curtailment gain, as noted above, is as follows:

	2006	2005	2004
Current service cost	$19,328	$19,508	$17,050
Interest cost	28,702	29,015	24,233
Actual return on plan assets	(75,408)	(29,936)	(45,507)
Excess of actual return over expected return	47,769	347	23,450
Amortization of net actuarial and experience losses	10,114	7,985	9,773
Amortization of prior service costs	(1)	(376)	603
Amortization of transition amounts	48	268	395
Participant contributions	(2,638)	(3,595)	(2,899)
Net defined benefit pension plan expense	$27,914	$23,216	$27,098

Benefits expected to be paid under the defined benefit pension plans in each of the next five fiscal years and in aggregate for the five fiscal years thereafter is as follows:

2007	$14,575
2008	16,336
2009	17,686
2010	19,376
2011	23,251
2012-2016	142,594

Employer contributions expected to be paid to the defined benefit pension plans during fiscal 2007 as required by funding regulations and law are $24.9 million.

31.	RELATED PARTY TRANSACTIONS

(a)
In the course of its regular business activities, the Company enters into routine transactions with companies subject to significant influence by the Company (most significantly Aero Contractors of Nigeria) as well as parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the years ended April 30 are summarized as follows:

	2006	2005
Revenues	$70,738	$43,518
Direct costs	446	1,298
Inventory additions	10,679	-
Capital asset additions	7,126	8,160
Net amounts receivable and payable in respect of such revenues, expenses and additions	21,878	15,044

(b)
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company’s senior credit facilities and its senior subordinated notes (Note 13). The loan is convertible at the option of the shareholder into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.6 million (2005 - $0.7 million), including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2006.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

32.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain respects, Canadian GAAP differs from US GAAP. The effects of significant differences are described below.

(a)	Consolidated statements of earnings and comprehensive earnings

	Year Ended April 30,
		2005	2004
	2006	(Restated Notes 4 and 32(a)(iv))	(Restated Notes 4 and 32(a)(iv))
Net earnings according to Canadian GAAP	$90,710	$56,519	$51,901
Pre-operating expenses (i)	3,261	(3,515)	1,473
Tax impact of pre-operating expenses	(1,065)	1,168	(486)
Unrealized gain (loss) on ineffective hedges (ii)	43,803	(4,796)	(23,366)
Tax impact of unrealized gain (loss) on ineffective hedges	(7,256)	778	4,704
Amortization of guarantees recognized (iii)	(1,365)	(827)	(101)
Tax impact of amortization of guarantees recognized	533	225	30
Proportionate foreign currency translation loss due to partial reduction in subsidiary net investments (iv)	2,612	-	-
Tax impact of CTA loss	(891)	-	-
Other, net of tax	277	(448)	(109)
Net earnings according to US GAAP	130,619	49,104	34,046
Other comprehensive earnings
Foreign currency translation (v)	(79,713)	8,588	8,487
Minimum pension liability (vi)	23,702	(78,117)	39,178
Tax impact of minimum pension liability	(7,242)	23,412	(11,606)
Foreign currency cash flow hedges (vii)
Unrealized holding gains arising during the period	8,166	7,052	-
Less: reclassification adjustment for gains included in net earnings	(3,857)	(4,487)	-
Tax impact on foreign currency cash flow hedges	(1,575)	(1,052)	-
Unrealized gains on securities (viii)
Unrealized holding gains arising during the period	2,319	1,688	-
Less: reclassification adjustment for gains included in net earnings	(4,007)	-	-
Tax impact on unrealized gains on securities	301	(301)	-
Comprehensive earnings according to US GAAP	$68,713	$5,887	$70,105
Net earnings per share according to US GAAP
Basic	$3.11	$1.17	$0.82
Diluted	$2.84	$1.06	$0.74

(i)	Pre-operating expenses

Under Canadian GAAP, pre-operating expenses related to the operations of new businesses and customer contracts meeting certain criteria are deferred and amortized over the expected period of benefit, not exceeding five years. Under US GAAP, these pre-operating expenses are charged to earnings as incurred.

(ii)	Unrealized gain (loss) on ineffective hedges

Certain hedging transactions that qualify for deferral under Canadian GAAP do not meet the deferral criterion under US GAAP and are required to be recognized in earnings. Under US GAAP, derivatives are required to be recorded on the balance sheet at fair value with the changes in fair value recognized in earnings.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(iii)	Amortization of guarantees recognized

Under US GAAP, the provisions of Financial Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (“FIN 45”), requires the Company to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee, regardless of whether or not the liability is probable.

(iv)	Proportionate foreign currency translation loss due to partial reduction in subsidiary net investment

Under Canadian GAAP, a proportionate amount of CTA is recognized in earnings when a net investment is partially sold or reduced. Under US GAAP, CTA is only released when a net investment is substantially or completely liquidated.

(v)	Foreign currency cash flow hedges

Under US GAAP, changes in the fair value of foreign currency contracts qualifying as effective cash flow hedges are recorded in other comprehensive earnings net of income taxes. These amounts are recognized in net earnings as the hedged transactions occur.

(vi)	Minimum pension liability

Under US GAAP, if the accrued benefit obligation related to defined benefit pension plans exceeds the fair value of plan assets, an additional minimum liability shall be recognized with an equal amount to be recognized as an intangible asset, provided that the intangible asset recognized shall not exceed the amount of unrecognized prior service cost. Any excess of the additional minimum liability over the unrecognized prior service cost is recorded as a separate component of other comprehensive earnings net of income taxes as a minimum pension liability adjustment.

(vii)	Foreign currency cash flow hedges

Under US GAAP, changes in the fair value of foreign currency contracts qualifying as effective cash flow hedges are recorded in other comprehensive earnings net of income taxes. These amounts are recognized in net earnings as the hedged transactions occur.

(viii)	Unrealized gains on securities

Under US GAAP, unrealized holding gains and losses on available-for-sale securities are recorded in other comprehensive earnings net of income taxes. These amounts are recognized in net earnings as they are realized.

(ix)	Restatements

In accordance with US GAAP, the restatements described in Note 3 are recorded as prior period adjustments in accordance with Accounting Principles Board Opinion No. 20, Accounting Changes.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(b)	Consolidated balance sheets

	April 30, 2006		April 30, 2005 (Restated Notes 4 and 32(a)(ix))
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Current future income tax assets	$26,859	$25,648	$28,110	$25,731
Other current assets	371,175	372,252	348,528	347,909
Property and equipment, net	926,084	927,333	943,206	944,190
Long-term future income tax assets	39,848	53,783	57,674	82,826
Other assets	314,383	300,799	309,182	285,152
	$1,678,349	$1,679,815	$1,686,700	$1,685,808
Current future income tax liabilities	$8,852	$10,177	$705	$730
Other current liabilities	267,072	263,704	291,447	291,449
Long-term debt	151,139	151,444	97,543	97,992
Senior subordinated notes	448,120	448,120	502,760	502,760
Other liabilities	132,431	183,454	128,712	200,977
Long-term future income tax liabilities	180,001	173,624	205,385	195,993
Shareholders’ equity
Class A subordinate voting shares	223,241	223,241	222,727	222,727
Class A subordinate voting employee share purchase loans	(1,502)	(1,502)	(1,689)	(1,689)
Class B multiple voting shares	18,413	18,413	18,431	18,431
Contributed surplus	4,363	3,412	3,291	2,340
Foreign currency translation adjustment	(66,262)	-	(21,466)	-
Accumulated other comprehensive earnings	-	(136,039)	-	(74,133)
Retained earnings	312,481	341,767	238,854	228,231
	$1,678,349	$1,679,815	$1,686,700	$1,685,808

(c)	Other required disclosures

	2006	2005(Restated Note 4)
Receivables - trade	$188,928	$175,803
Allowance for doubtful accounts	(3,399)	(7,501)
Net trade receivables	$185,529	$168,302
Payables - trade	$140,941	$130,317
Accruals	71,827	92,876
Interest accrual	16,881	13,227
Total payables and accruals	$229,649	$236,420

33.	SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

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

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2006
As at April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$(39,320)	$60,022	$5,629	$-	$26,331
Receivables	63,848	674,441	254,636	(751,848)	241,077
Inventory	-	22,208	70,314	-	92,522
Other current assets	(1,108)	9,752	5,815	23,511	37,970
	23,420	766,423	336,394	(726,337)	397,900
Property and equipment, net	7	530,103	405,810	(8,587)	927,333
Investments	646,499	225,649	105,928	(972,654)	5,422
Long-term intercompany	539,816	-	42,985	(582,801)	-
Other long-term assets	39,933	194,075	115,212	(60)	349,160
	$1,249,675	$1,716,250	$1,006,329	$(2,292,439)	$1,679,815

Liabilities and shareholders' equity
Current liabilities
Payables and accruals	$67,775	$623,644	$274,965	$(733,883)	$232,501
Other current liabilities	24,539	4,603	1,365	10,873	41,380
	92,314	628,247	276,330	(723,010)	273,881
Long-term debt	101,620	49,732	92	-	151,444
Senior subordinated notes	448,120	-	-	-	448,120
Long-term intercompany	761	257,432	181,877	(440,070)	-
Other liabilities	6,886	123,904	108,439	(55,775)	183,454
Future income tax liabilities	13,902	32,246	71,229	56,247	173,624
Shareholders' equity
Capital stock	240,152	88,157	42,118	(130,275)	240,152
Contributed surplus	3,412	30,782	48,934	(79,716)	3,412
Accumulated other comprehensive earnings	741	(166,699)	54,729	(24,810)	(136,039)
Retained earnings	341,767	672,499	222,581	(895,030)	341,767
	$1,249,675	$1,716,250	$1,006,329	$(2,292,439)	$1,679,815

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2006
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated
Revenue	$-	$711,030	$475,807	$(175,310)	$1,011,527
Direct costs	(670)	(629,466)	(387,343)	220,353	(797,126)
General and administration costs	-	(27,895)	-	-	(27,895)
Amortization	-	(29,819)	(27,156)	(1,413)	(58,388)
Restructuring costs	-	(12,099)	(4,246)	-	(16,345)
Gain on disposals of assets	-	12,646	8,258	(20,666)	238
Operating income	(670)	24,397	65,320	22,964	112,011
Financing charges	23,228	(11,237)	(18,249)	494	(5,764)
Earnings from continuing operations before undernoted	22,558	13,160	47,071	23,458	106,247
Non-controlling interest	-	-	(66)	-	(66)
Gain on sale of long-term investments	-	37,558	-	-	37,558
Equity in earnings of associated companies	108,422	25,084	-	(126,876)	6,630
Intercompany charges	-	20,690	(20,690)	-	-
Income taxes	(361)	(13,405)	(7,861)	1,877	(19,750)
Net earnings from continuing operations	130,619	83,087	18,454	(101,541)	130,619
Net loss from discontinued operations	-	-	-	-	-
Net earnings	130,619	83,087	18,454	(101,541)	130,619
Retained earnings, beginning of year	228,231	589,362	204,127	(793,489)	228,231
Dividends	(17,083)	-	-	-	(17,083)

Retained earnings, end of year	$341,767	$672,449	$222,581	$(895,030)	$341,767

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2006
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated
Operating activities
Cash flow from operations	$(31,754)	$150,858	$(79,769)	$-	$39,335

Financing activities
Long-term debt proceeds	289,636	175,419	152,236	(21,792)	595,499
Long-term debt repayments	(372,562)	(147,517)	(313)	21,792	(498,600)
Dividends paid	(14,939)	-	-	-	(14,939)
Capital stock issued	496	-	-	-	496
Other	(6,888)	-	-	-	(6,888)
	(104,257)	27,902	151,923	-	75,568

Investing activities
Additions to property and equipment	-	(168,941)	(114,621)		(283,562)
Helicopter major inspections	-	(7,354)	(16,258)		(23,612)
Proceeds from disposal	-	259,833	55,211		315,044
Aircraft deposits	-	(124,990)			(124,990)
Restricted cash		16	(5,581)	-	(5,565)
Advances to BHS	-	(3,892)		-	(3,892)
Investment in subsidiaries, net of cash acquired	-	(1,123)	-	-	(1,123)
Prepaid aircraft rental		(2,988)	(642)		(3,630)
Other		1,044	1,044		2,088
	-	(48,395)	(80,847)	-	(129,242)
Effect of exchange rate changes on cash and cash equivalents	-	(11,487)	766	-	(10,721)
Change in cash and cash equivalents during the year	(136,011)	118,878	(7,927)	-	(25,060)
Cash and cash equivalents, beginning of year	96,691	(58,856)	13,556	-	51,391
Cash and cash equivalents, end of year	$(39,320)	$60,022	$5,629	$-	$26,331

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2005 (Restated Note 4)
As at April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$96,691	$(58,856)	$13,556	$-	$51,391
Receivables	63,422	650,760	208,594	(702,361)	220,415
Inventory	-	25,972	40,511	-	66,483
Other current assets	3,529	22,755	9,935	(868)	35,351
	163,642	640,631	272,596	(703,229)	373,640
Property and equipment, net	8	613,533	351,017	(20,368)	944,190
Investments	541,418	252,695	98,424	(833,731)	58,806
Long-term intercompany	409,371	-	73,639	(483,010)	-
Other long-term assets	39,105	185,109	116,166	(31,208)	309,172
	$1,153,544	$1,691,968	$911,842	$(2,071,546)	$1,685,808

Liabilities and shareholders' equity
Current liabilities
Payables and accruals	$51,540	$656,383	$242,163	$(692,232)	257,854
Other current liabilities	24,625	(3,828)	(4,330)	17,858	34,325
	76,165	652,555	237,833	(674,374)	292,179
Long-term debt	92,917	5,742	405	(1,072)	97,992
Senior subordinated notes	502,760	-	-	-	502,760
Long-term intercompany	-	198,428	157,269	(355,697)	-
Other liabilities	26,618	129,486	81,806	(36,933)	200,977
Future income tax liabilities	4,541	110,242	75,568	5,642	195,993
Shareholders' equity
Capital stock	239,469	97,058	48,073	(145,131)	239,469
Contributed surplus	2,340	35,089	53,382	(88,471)	2,340
Accumulated other comprehensive earnings	(19,497)	(125,994)	53,379	17,979	(74,133)
Retained earnings	228,231	589,362	204,127	(793,489)	228,231
	$1,153,544	$1,691,968	$911,842	$(2,071,546)	$1,685,808

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2005 (Restated Note 4)
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated
Revenue	$-	$686,861	$387,296	$(106,994)	$967,163
Direct costs	471	(548,015)	(308,995)	109,345	(747,194)
General and administration costs	-	(35,279)	-	-	(35,279)
Amortization	123	(27,228)	(25,705)	(221)	(53,031)
Restructuring costs	-	(15,309)	(2,280)	-	(17,589)
Gain on disposals of assets	-	(248)	4,101	251	4,104
Fair value adjustment	-	-	(14,260)	-	(14,260)
Operating income	594	60,782	40,157	2,381	103,914
Debt settlement costs	(1,043)	(974)	-	-	(2,017)
Financing charges	(9,903)	(13,538)	(19,402)	(262)	(43,105)
Earnings from continuing operations before undernoted	(10,352)	46,270	20,755	2,119	58,792
Non-controlling interest	-	-	(288)	-	(288)
Equity in earnings of associated companies	57,056	31,261	-	(82,837)	5,480
Intercompany charges	-	9,451	(9,451)	-	-
Income taxes	2,400	(14,590)	(9,726)	(3,264)	(25,180)
Net earnings from continuing operations	49,104	72,392	1,290	(83,982)	38,804
Net loss from discontinued operations	-	10,300	-	-	10,300
Net earnings	49,104	82,692	1,290	(83,982)	49,104
Retained earnings, beginning of year	191,932	506,670	202,837	(709,507)	191,932
Dividends	(12,805)	-	-	-	(12,805)

Retained earnings, end of year	$228,231	$589,362	$204,127	$(793,489)	$228,231

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2005 (Restated Note 4)
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated
Operating activities
Cash flow from operations	$(151)	$126,164	$(12,545)	$-	$113,468

Financing activities
Long-term debt proceeds	356,258	(24)	32,209	(3,759)	384,684
Long-term debt repayments	(242,588)	(3,959)	(794)	3,759	(243,582)
Debt settlement	(1,765)	-	-	-	(1,765)
Deferred financing costs	(5,598)	-	-	-	(5,598)
Dividends paid	(11,596)	-	-	-	(11,596)
Capital stock issued	907	-	-	-	907
Other	-	-	(125)	-	(125)
	95,618	(3,983)	31,290	-	122,925

Investing activities
Additions to property and equipment	-	(167,545)	(67,737)	-	(235,282)
Helicopter major inspections	-	(11,939)	(3,600)	-	(15,539)
Proceeds from disposal	-	39,813	51,127	-	90,940
Aircraft deposits	-	(53,360)	377	-	(52,983)
Long-term receivables repaid (advanced)	-	309	686	-	995
Restricted cash	-	(1,985)	(3,338)	-	(5,323)
Investment in subsidiaries, net of cash acquired	-	(17,984)	-	-	(17,984)
Prepaid aircraft rental	-	-	(10,798)	-	(10,798)
Other	56	(7,500)	(656)	-	(8,100)
	56	(220,191)	(33,939)	-	(254,074)
Effect of exchange rate changes on cash and cash equivalents	-	(4,109)	288	-	(3,821)
Change provided by (used in)continuing operations	95,523	(102,119)	(14,906)	-	(21,502)
Cash used in discontinued operations	-	-	11,814	-	11,814
Change in cash and cash equivalents during the year	95,523	(102,119)	(3,092)	-	(9,688)
Cash and cash equivalents, beginning of year	1,168	43,263	16,648	-	61,079
Cash and cash equivalents, end of year	$96,691	$(58,856)	$13,556	$-	$51,391

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2004 (Restated Note 4)
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated
Revenue	$853	$487,570	$373,587	$(90,554)	$771,456
Direct costs	18,976	(440,004)	(304,086)	106,064	(619,050)
General and administration costs	(18,633)	-	-	-	(18,633)
Amortization	(3)	(18,749)	(19,598)	(186)	(38,536)
Restructuring costs	(15,168)	(10,281)	(3,448)	-	(28,897)
Gain on disposals of assets	-	3,288	20	(1)	3,307
Operating income	(13,975)	21,824	46,475	15,323	69,647
Financing charges	(4,357)	(20,343)	(27,137)	(1,353)	(53,190)
Earnings from continuing operations before undernoted	(18,332)	1,481	19,338	13,970	16,457
Equity in earnings of associated companies	44,244	18,891	-	(59,210)	3,925
Intercompany charges	-	7,268	(7,268)	-	-
Income taxes	8,134	4,956	(2,943)	3,838	13,985
Net earnings from continuing operations	34,046	32,596	9,127	(41,402)	34,367
Net loss from discontinued operations	-	(321)	-	-	(321)
Net earnings	34,046	32,275	9,127	(41,402)	34,046
Retained earnings, beginning of year	168,372	474,395	193,710	(668,105)	168,372
Dividends	(10,486)	-	-	-	(10,486)

Retained earnings, end of year	$191,932	$506,670	$202,837	$(709,507)	$191,932

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2006, 2005 and 2004
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2004 (Restated Note 4)
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated
Operating activities
Cash flow from operations	$(21,082)	$79,286	$28,899	$-	$87,103

Financing activities
Long-term debt proceeds	512,010	1,088	28,496	(44,732)	496,862
Long-term debt repayments	(315,378)	(44,797)	(26,558)	44,732	(342,001)
Debt settlement	(37,883)	-	-	-	(37,883)
Deferred financing costs	(13,200)	-	-	-	(13,200)
Dividends paid	(5,291)	-	-	-	(5,291)
Capital stock issued	3,289	-	-	-	3,289
	143,547	(43,709)	1,938	-	101,776

Investing activities
Additions to property and equipment	-	(143,978)	(17,239)	-	(161,217)
Helicopter major inspections	-	(5,623)	(3,614)	-	(9,237)
Proceeds from disposal	-	110,505	16,393	-	126,898
Aircraft deposits	-	(18,091)	(5,483)	-	(23,574)
Long-term receivables repaid (advanced)	-	(1,147)	-	-	(1,147)
Restricted cash	-	(6,014)	(3,812)	-	(9,826)
Investment in subsidiaries, net of cash acquired	(92,668)	-	(4,872)	-	(97,540)
Prepaid aircraft rental	-	-	(14,335)	-	(14,335)
Other	2,012	391	1,763	-	4,166
	(90,656)	(63,957)	(31,199)	-	(185,812)
Effect of exchange rate changes on cash and cash equivalents	-	2,119	(372)	-	1,747

Change provided by (used in)continuing operations	31,809	(26,261)	(734)	-	4,814
Cash used in discontinued operations	-	(3,060)	1,221	-	(1,839)
Change in cash and cash equivalents during the year	31,809	(29,321)	487	-	2,975
Cash and cash equivalents, beginning of year	(30,641)	72,584	16,161	-	58,104
Cash and cash equivalents, end of year	$1,168	$43,263	$16,648	$-	$61,079

ITEM 19.	EXHIBITS

1.1	Articles of Incorporation - filed as Exhibit 3.1 to the Company's Amendment #1 to Registration Statement on Form F-1 dated October 20, 1993 and incorporated herein by reference.

1.2	Bylaws, as amended - filed as Exhibit 1.2 to the Company’s Form 20-F for fiscal 2002 dated September 17, 2002 and incorporated herein by reference.

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

Dated: September 15, 2006	CHC HELICOPTER CORPORATION

	BY:	[signed] Rick Davis Rick Davis, CA Senior Vice-President & Chief Financial Officer