Form 20-F
period 2007-04-30
CHC HELICOPTER CORP
filed 2007-09-17
CIK 903124

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____
For the transition period from __________ to __________

Commission File Number 0-21756

CHC HELICOPTER CORPORATION
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

4740 Agar Drive
Richmond, British Columbia
Canada V7B 1A3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Class A Subordinate Voting Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Class A Subordinate Voting Shares
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

39,858,497 Class A Subordinate Voting Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐	No ☐

All defined terms under Rule 4-10(a) of Regulation S-X shall have their statutorily-prescribed meanings when used in this Annual Report on Form 20-F.

For purposes of this Annual Report, all references to dollar amounts are expressed in Canadian dollars unless otherwise specified. On September 10, 2007, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.9495 US = $1.00 Canadian.

FORWARD-LOOKING STATEMENTS

This Annual Report may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections, conclusions, forecasts and other statements represent our best current judgement, the actual results could differ materially from the conclusion, forecast or projection contained in the forward-looking information. Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection in forward-looking information contained herein. Such factors include, but are not limited to, the following: exchange rate fluctuations, inherent risk, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licenses, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, pension risk, work stoppages due to labour disputes, international uncertainty and future material acquisitions are further detailed in this Annual Report and in other filings with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. CHC Helicopter Corporation disclaims any intentions or obligations to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

SELECTED FINANCIAL DATA

The following consolidated historical financial data as at and for the fiscal years ended April 30, 2007, 2006, 2005, 2004, and 2003 for CHC Helicopter Corporation (“CHC”, “the Company”, “the Corporation”, “we”, “our”, or “us”) are derived from the audited consolidated financial statements of CHC. The CHC consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from US GAAP. For the reconciliation to US GAAP for the three most recently completed fiscal years, see Note 32 to our audited consolidated financial statements included elsewhere in this Annual Report.

The following data should be read in conjunction with "Operating and Financial Review and Prospects" and our audited consolidated financial statements included elsewhere in this Annual Report.

	As at and for the fiscal year ended April 30,
	2007	2006	2005	2004	2003
		(i)	(i)
	(in millions of Canadian dollars except per share amounts)
Amounts under Canadian GAAP
Operating Data:
Revenue	$1,149.1	$997.1	$954.2	$771.4	$762.9
Direct costs	(924.7)	(788.5)	(732.7)	(620.3)	(579.2)
General and administration costs	(43.4)	(27.9)	(35.3)	(18.6)	(31.1)
Amortization	(65.3)	(55.5)	(50.1)	(38.5)	(32.1)
Restructuring (costs) recovery	2.3	(16.1)	(17.4)	(9.2)	-
Gain (loss) on disposals of assets	(3.0)	-	4.1	3.3	2.4
Fair value adjustment	-	-	(14.3)	-	(12.8)
Operating income	115.0	109.1	108.5	88.1	110.1
Debt settlement costs	-	-	(2.0)	(19.7)	(12.5)
Financing charges
Interest expense	(51.8)	(43.5)	(32.4)	(30.6)	(31.1)
Other	(6.5)	(9.5)	(5.0)	0.8	(4.5)
Earnings from continuing operations before taxes and undernoted items	56.7	56.1	69.1	38.6	62.0
Gain on sale of long-term investments	-	37.5	-	-	-
Equity in earnings of associated companies and non-controlling interest	1.1	6.6	5.2	3.9	2.3
Income tax (provision) recovery	(16.8)	(10.5)	(27.4)	9.7	2.2
Net earnings from continuing operations	41.0	89.7	46.9	52.2	66.5
Net earnings (loss) from discontinued operations	2.2	1.0	9.6	(0.3)	-
Extraordinary item	0.8	-	-	-	-
Net earnings	$44.0	$90.7	$56.5	$51.9	$66.5

Per Share Data:
Basic
Net earnings from continuing operations	$0.97	$2.14	$1.12	$1.26	$1.60
Net earnings (loss) from discontinued operations	0.05	0.02	0.23	(0.01)	-
Extraordinary item	0.02	-	-	-	-
Net earnings	1.04	2.16	1.35	1.25	1.60
Diluted
Net earnings from continuing operations	0.90	1.95	1.03	1.16	1.48
Net earnings (loss) from discontinued operations	0.05	0.02	0.20	(0.01)	-
Extraordinary item	0.02	-	-	-	-
Net earnings	0.97	1.97	1.23	1.15	1.48
Dividends per participating voting share	0.50	0.40	0.30	0.25	0.10
Dividends (in US $) per share (ii)	0.44	0.34	0.24	0.19	0.06

Weighted average shares outstanding in (000)	42,819	42,708	42,673	42,122	41,456

Other Financial Data (iii):
Revenue - 2007, 2006 and 2005
Operating segments
Global Operations	$428.0	$330.9	$292.1
European Operations	539.9	520.4	530.9
Heli-One	180.6	145.7	130.8
	1,148.5	997.0	953.8
Corporate and other	0.6	0.1	0.4
Total revenue	$1,149.1	$997.1	$954.2

	As at and for the fiscal year ended April 30,
	2007	2006	2005	2004	2003
		(i)	(i)
	(in millions of Canadian dollars except per share amounts)
Other Financial Data (iii) (cont’d):
Revenue - 2004 and 2003
Helicopter operations
Europe				$482.1	$508.7
International				191.8	184.8
Schreiner (iv)				32.4	-
Composites				7.0	6.4
				713.3	699.9
Repair and overhaul				58.1	63.0
Total revenue				$771.4	$762.9

Segment EBITDAR - 2007, 2006 and 2005 (v)
Operating segments
Global Operations	$135.1	$90.9	$87.3
European Operations	95.3	107.5	110.8
Heli-One	273.2	229.5	231.0
	503.6	427.9	429.1
Corporate and other	(41.3)	(27.7)	(32.1)
Inter-segment eliminations	(180.8)	(154.0)	(153.2)
	$281.5	$246.2	$243.8

Segment EBITDA - 2004 and 2003 (vi)
Helicopter operations
Europe				$72.1	$89.3
International				23.4	35.3
Schreiner				3.4	-
Composites				(2.0)	(3.2)
				96.9	121.4
Repair and overhaul				55.4	52.8
Corporate and other				(19.7)	(21.5)
				$132.6	$152.7

Total property and equipment additions (vii)	$423.3	$304.3	$250.3	$170.6	$58.1
Ratio of earnings to fixed charges (viii)	1.5x	1.9x	1.9x	1.7x	1.9x

Balance Sheet Data:
Working capital (ix)	$210.3	$147.1	$110.2	$127.7	$131.6
Total assets	2,102.2	1,686.1	1,686.7	1,527.6	1,106.7
Total debt	840.6	624.1	624.5	514.0	321.3
Total liabilities	1,550.9	1,195.4	1,226.6	1,108.3	726.3
Capital stock	252.5	240.2	239.5	238.4	237.0
Shareholders’ equity	551.3	490.7	460.1	419.3	380.4

Amounts under US GAAP
Operating Data:
Revenue	$1,149.1	$997.1	$954.2	$771.4	$762.9
Direct and general and administrative costs	970.5	816.2	773.1	637.7	613.8
Amortization	65.1	55.2	50.1	38.5	32.1
Financing charges	70.2	4.7	42.2	53.2	18.9
Net earnings	32.9	130.6	49.1	34.0	87.6

	As at and for the fiscal year ended April 30,
	2007	2006	2005	2004	2003
		(i)	(i)
	(in millions of Canadian dollars except per share amounts)
Amounts under US GAAP
Operating Data (cont'd):
Per Share Data:
Basic earnings per share	$0.78	$3.11	$1.17	$0.82	$2.11
Diluted earnings per share	0.72	2.84	1.06	0.74	1.95
Dividends per participating voting share	0.50	0.40	0.30	0.25	0.10
Dividends (in US $) per share (ii)	0.44	0.34	0.24	0.19	0.06

Weighted average shares outstanding in (000)	42,819	42,708	42,673	42,122	41,456

Balance Sheet Data:
Working capital (ix)	$32.7	$148.9	$107.2	$128.8	$145.9
Total assets	2,299.5	1,687.5	1,685.8	1,528.5	1,073.9
Total debt	840.6	624.3	625.0	515.0	322.2
Total liabilities	1,844.3	1,245.1	1,296.7	1,113.6	724.0
Capital stock	251.7	240.2	239.5	238.4	237.0
Shareholders’ equity	455.2	442.4	389.1	414.9	349.9

(i)	See Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report.
(ii)	Amounts have been converted to US dollars at the average exchange rate for the period as provided below.
(iii)
Prior to May 1, 2005, the Company reported under a different structure. Segment information for the years ended April 30, 2004 and 2003 has not been presented under the current organizational structure as accurate estimates to reflect certain lease, power-by-the-hour (“PBH”) and associated transactions between the Company’s operating segments could not be made.

(iv)	Schreiner helicopter operations revenue includes some repair and overhaul revenue.
(v)	Segment EBITDAR is defined as segment EBITDA before aircraft leases and associated costs.
(vi)	Segment EBITDA is revenue less operating expenses allocated to each of our segments. See Note 25 to our audited consolidated financial statements included elsewhere in this Annual Report.
(vii)	Total property and equipment additions include all asset acquisitions, including aircraft, as well as helicopter major inspection and helicopter component expenditures during the period.
(viii)
For the purpose of this calculation "earnings" are defined as earnings before income taxes and undistributed earnings from equity investees. Fixed charges consist of interest and an estimated portion of aircraft lease expense representative of the interest factor.

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

	Year ended April 30,
	2007 US$	2006 US$	2005 US$	2004 US$	2003 US$

Exchange rate at the end of period	0.9035	0.8926	0.7957	0.7293	0.6975
Average exchange rate during period	0.8818	0.8499	0.7891	0.7445	0.6498
High exchange rate during period	0.9100	0.8926	0.8493	0.7880	0.6975
Low exchange rate during period	0.8437	0.7872	0.7158	0.7032	0.6264

The following table sets forth, for the periods indicated, the monthly high and low US dollar exchange rates based on the high and low noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The rates quoted are the number of United States dollars per one Canadian dollar.

	Month ended
	August 31, 2007 US$	July 31, 2007 US$	June 30, 2007 US$	May 31, 2007 US$	April 30, 2007 US$	March 31, 2007 US$

High	0.9527	0.9641	0.9453	0.9345	0.9035	0.8673
Low	0.9470	0.9355	0.9322	0.8980	0.8633	0.8467

We report our financial results in Canadian dollars and, unless otherwise indicated, references herein to "dollars", "$" or "CDN" are to Canadian dollars. Except where otherwise specifically noted, all amounts stated in US dollars are included for convenience and are stated as a matter of arithmetical computation only. Except where otherwise specifically noted, US dollar amounts are based on the April 30, 2007 noon buying rate for cable transfers of the Canadian dollar in New York City of US $0.9035 as certified for customs purposes by the Federal Reserve Bank of New York. These amounts should not be construed as representations that the Canadian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at these rates. These rates differ from some of the rates used in the preparation of our financial statements included in this Annual Report and therefore US dollar amounts used herein may differ from corresponding actual US dollar amounts that were translated into Canadian dollars in the preparation of these financial statements. On September 10, 2007 the noon buying rate for a Canadian dollar was US $0.9495.

RISK FACTORS

This section is intended to be a summary of more detailed discussions elsewhere in this Annual Report. The risks described below are not the only ones we face. Additional risks may impair our business operations. Our business, results of operations or financial condition could be materially adversely affected if any of these risks materialize.

Dependent on the Level of Activity in the Oil and Gas Industry

We are largely dependent upon the level of activity in the oil and gas industry. To varying degrees these activity levels are affected by trends in oil and gas prices. Historically, the prices for oil and gas have been volatile and are subject to wide fluctuations in response to changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond our control. We cannot predict future oil and gas price movements. Any prolonged reduction in oil and gas prices could depress the level of helicopter activity in support of exploration and to a lesser extent, production activity and, therefore, have a material adverse effect on our business, financial condition and results of operations. For the fiscal year ended April 30, 2007 revenue generated by helicopter transportation services for the oil and gas industry was 70% of our total revenue.

Cost Reduction Methods Undertaken by Oil and Gas Companies

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

Competitive Markets

Many of the markets in which we operate are highly competitive, which may result in a loss of market share or a decrease in revenue or profit margins. Contracting for helicopter services is usually done on the basis of competitive bidding among those having the necessary equipment and resources. In our medium and heavy helicopter operations, for which helicopters comprising 91% of our helicopter fleet at April 30, 2007 are used, we compete against a number of helicopter operators including Bristow Group Inc. (“Bristow”), which is the other major global commercial helicopter operator, and other local and regional operators. In addition, many of our customers in the oil and gas industry have the financial ability to perform their own helicopter flying operations in-house should they elect to do so.

Competition from Original Equipment Manufacturers/Suppliers

Our main competitors within the repair and overhaul business are the original equipment manufacturers of helicopters and their components. As such, our main competitors are also our main parts suppliers, which could result in the inability to obtain parts in a timely manner in required quantities at competitive prices.

Long-Term Contracts

We rely on a limited number of large, long-term offshore helicopter support contracts and if some of these are discontinued, our revenues could suffer. We derive a significant amount of our revenue from long-term offshore helicopter support contracts with oil and gas companies. A substantial number of our long-term contracts contain provisions permitting early termination by the customer. In addition, upon expiration of their term, these contracts are subject to a bidding process that could result in the loss of these contracts to competitors. The pricing for the bidding process for both power-by-the-hour (“PBH”) and flying contracts requires cost estimates. Unanticipated costs or cost increases could materially affect the profitability of these long-term contracts. The loss of one or more of these large contracts could have a material adverse effect on our business, financial condition and results of operations.

Acquisition of Aircraft

If we are unable to acquire the necessary aircraft, we may not be able to take advantage of growth opportunities. There are lead times of approximately 18 months to obtain the primary new heavy and medium aircraft types most often required by our customers. Although we have been able to acquire sufficient aircraft to date, a lack of available aircraft or the failure of our suppliers to deliver the aircraft we have ordered on a timely basis could limit our ability to take advantage of growth opportunities.

Insurance

Helicopter operations involve risks that may not be covered by our insurance or may increase the cost of our insurance.

We operate, through a wholly owned subsidiary, a reinsurance business that we use to place insurance coverages that are not available in the market or, if they are available, their cost is prohibitive or excessive. Our reinsurance subsidiary covers the following risks:

(i)	Loss of license insurance for our pilots in Europe, Africa and Australia.
(ii)	Death and disability insurance for employees of our Norwegian operations.
(iii)	Valuation rate protection for the pension plan for employees of our Norwegian operations.
(iv)	Benefit plans of various operating subsidiaries.

We have not been exposed to any significant losses in connection with our reinsurance business.

Inherent Risk

Operation of helicopters involves some degree of risk. Hazards, such as aircraft accidents, adverse weather and marine conditions, collisions and fire, are inherent in furnishing helicopter services and can cause personal injury and loss of life, severe damage to and destruction of property and equipment, and suspension of operations. Our inability to renew our liability insurance coverage or the loss, expropriation or confiscation of, or severe damage to, a large number of our helicopters could adversely affect our operations and financial condition. We believe we are adequately covered by insurance in light of the historical need for insurance coverage. The events of September 11, 2001 caused a worldwide increase in insurance rates, particularly in the business in which we operate and restricted the ability of operators to acquire war liability coverage above certain limits. As a result of these and other factors, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we consider reasonable. Furthermore, we are not insured for loss of profit or use of our helicopters.

We maintain a flight safety organization that is responsible for ensuring compliance with safety standards within the organization and the requisite proficiency among flight crews. Our safety organization is responsible for training flight crews, conducting regular safety audits and seminars for all flight personnel, and generally ensuring safe operating techniques and standards consistent with Canadian and other government regulations and customer requirements. In addition, aviation regulatory bodies and customers conduct safety audits to ensure that our standards meet their requirements.

Government Regulations

If we are unable to maintain required government-issued licenses for our operations, we will be unable to conduct helicopter operations in the applicable country.

Europe

Approximately 45% of our revenue for the fiscal year ended April 30, 2007 originated from helicopter flying services from our European based operations (UK, Norway, Denmark, the Netherlands and Ireland). To operate helicopters in the UK and in the UK sector of the North Sea, an operator must be licensed by the UK Civil Aviation Authority. Under applicable European law, an operator must be "effectively controlled" and "majority owned" by nationals of Member States of the European Union (or the European Economic Area) to maintain its license. We believe that we are currently “majority owned” and “effectively controlled” within the meaning of European Union and European Economic Area licensing requirements. However, it may be difficult to establish with certainty that we are majority owned by European nationals, given the difficulty of establishing the beneficial ownership of shares held through depositories and nominees.

Our UK operating subsidiary, CHC Scotia Limited (“Scotia”) has been licensed to operate helicopters by the UK Civil Aviation Authority, on the basis that we are (and therefore Scotia is) majority owned and controlled by European Nationals. This is because the Estate of Craig L. Dobbin (the “Estate”), all of the beneficiaries of which are citizens of both Canada and Ireland (a Member State of the European Union), holds a sufficient number of securities of the Company. However, the UK Secretary of State (generally acting upon the advice of the UK Civil Aviation Authority) may revoke the license held by Scotia or effectively require us to dispose of our interests in Scotia if at any time we do not satisfy applicable nationality requirements. In 1994, two UK competitors of ours alleged that we did not satisfy these requirements and that, as a result, Brintel Helicopters Limited (“Brintel”), our only UK helicopter operation at the time, was not entitled to maintain its operating license. Although discussions and correspondence with the European Commission, the United Kingdom Department of Environment, Transport and the Regions and the UK Civil Aviation Authority confirmed that the issuance of ordinary shares to a corporation controlled by Craig L. Dobbin (now controlled by the Estate) in December 1997 allowed us to satisfy the nationality requirements, this will not necessarily preclude further challenges of Scotia's right to maintain our operating license on this or any other basis. Further, Scotia's eligibility to maintain its license could be adversely affected if the Estate were to dispose of the shares it holds in the Company or if our percentage ownership of the Company were to otherwise decrease.

Our Danish, Irish and Dutch subsidiaries are subject to the same European Union nationality requirements as Denmark, Ireland and the Netherlands are all member states of the European Union. The Dutch Civil Aviation Authority advised us in writing prior to our acquisition of Schreiner Luchtvaart Groep BV (“Schreiner”) that Schreiner was in compliance with applicable European ownership and control requirements and, based on information provided by us, would continue to be so following acquisition. In accordance with Dutch Civil Aviation procedures, we are required to submit certain information regarding ownership and control to the Dutch Civil Aviation Authority following the acquisition of Schreiner to formally demonstrate that our flying subsidiary in the Netherlands, CHC Helicopter Netherlands B.V., continues to meet the European ownership and control requirements. We have submitted the required information to the Dutch Civil Aviation Authority.

Our Norwegian flying subsidiary, CHC Helikopter Service AS, is subject to substantially the same European Union nationality requirements with regard to ownership and control as are our other European subsidiaries due to Norway’s status as a Member State of the European Economic Area, and the agreement between the European Union and the European Economic Area harmonizing aviation relations between the two. On May 9, 1999, in response to objections initiated by the previous management of Helicopter Services Group AS (“HSG”), the Norwegian Ministry of Transport confirmed in writing that it had adopted the same position as the UK Civil Aviation Authority with regard to our satisfaction of the European Union (and European Economic Area) nationality requirements and therefore would not challenge HSG's eligibility to hold helicopter operating licenses in Norway after our acquisition of HSG.

We have met with the civil aviation authority in each of the United Kingdom, Ireland, the Netherlands, Denmark and Norway following the death of Craig L. Dobbin and the transmission, by operation of law, of the shares formerly controlled by him to the Estate and have provided such authorities with all requested documentation to substantiate our continued compliance with applicable licensing requirements.

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

South Africa

South African law requires that at least 75% of the voting rights of a holder of a domestic air services license must be held by residents of the Republic of South Africa. Upon acquiring its interest in Court Air (Pty) Ltd. (“Court Air”), HSG obtained a letter from the Ministry of Transport in South Africa confirming its approval of HSG's indirect acquisition of Court Air on the basis that Court Air's immediate parent, Court Air Holdings (Pty) Ltd., was a South African registered company. Legal advice from our South African counsel confirmed that Court Air's licenses for helicopter operations in South Africa would not be adversely affected by our acquisition of HSG, but cautioned that there is some continuing risk that the South African Ministry of Transport could reverse its prior decision. While no action with respect to these licenses has been taken since our acquisition of HSG in 1999, any such reversal of decision could materially and adversely affect our business, financial condition and results of operations.

Australia

Civil aviation in Australia is governed by the Civil Aviation Act, 1988, and regulations made thereunder. To operate an aircraft in Australia, it must be registered with the Australian Civil Aviation Safety Administration and a Certificate of Airworthiness must be obtained, be valid and in effect. The operation of an aircraft for a commercial purpose into, out of, or within Australian territory can only be undertaken as authorized by an Air Operators' Certificate. Our ability to offer our helicopter transportation services in Australia is dependent on maintaining these certificates.

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

Other Countries

Our operations in other foreign countries are regulated to various degrees by their governments and must be operated in compliance with those regulations and, where applicable, in accordance with our international air service licenses and air operator certificates. These regulations may require us to obtain a license to operate in that country, may favour local companies or require operating permits that can only be obtained by locally registered companies and may impose other nationality requirements. Although we have operated in most of these countries for a number of years, there is no assurance regarding what foreign governmental regulations may be applicable in the future to our helicopter operations. In addition, we operate in association with local parties in many of these other foreign countries.

The revocation of any of the licenses discussed above or the termination of any of the relationships with local parties discussed above could have a material adverse effect on our business, financial condition and results of operations.

International Uncertainty

Our international operations may suffer due to political, economic and regulatory uncertainty. A substantial portion of revenue in recent years has been attributable to operations outside North America and Europe. For the fiscal year ended April 30, 2007, approximately 35% of revenue was generated from these operations. Risks associated with some of our international operations include war and civil disturbances or other events that may limit or disrupt markets, expropriation, requirements to award contracts, concessions or licenses to nationals, international exchange restrictions and currency fluctuations, changing political conditions, licensing requirements and monetary policies of foreign governments. Any of these events could materially adversely affect our ability to provide services to our international customers. Certain of our helicopter leases and loan agreements impose limitations on our ability, including requiring the prior approval of the lessor or the lender, to locate particular helicopters in certain countries. We cannot provide assurance that these limitations will not affect our ability to allocate resources in the future.

Foreign Exchange Rate Risk

Fluctuations in currencies may make it more costly for us to pay our debt. The consolidated financial statements are prepared in Canadian dollars. However, a significant portion of revenue and operating expenses are denominated in the reporting currencies of our principal foreign operating subsidiaries which consist primarily of pound sterling, Norwegian kroner, US dollars, Australian dollars, South African rand and euros. In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of these subsidiaries. The foreign exchange impact on revenue and segment EBITDAR, is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”); and (ii) foreign exchange on the translation of foreign denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

The total unfavourable FX impact on revenue for fiscal 2007 was $11.0 million. This consisted of an unfavourable translation impact of $17.4 million partially offset by a $6.4 million favourable transaction impact.

The total unfavourable FX impact on operating income for fiscal 2007 was $0.3 million. This consisted of a favourable translation impact of $1.6 million and an unfavourable transaction impact of $1.9 million.

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

We have developed a risk management plan to mitigate potential risks with respect to foreign currencies. The strategy is to match cash inflows and outflows by currency, thereby minimizing net currency exposures to the extent possible. This is accomplished by ensuring that customer contracts, major expenditures and debt are denominated in the appropriate currencies. To mitigate the impact that fluctuating currencies could have on operating cash flows, we have entered into forward foreign exchange contracts.

Loss of key personnel

The loss of key personnel could affect our growth and future success. Our success has been dependent on the quality of key management personnel, including Craig L. Dobbin, our former Executive Chairman, and Sylvain A. Allard, President and Chief Executive Officer. Mr. Dobbin died in October 2006. Our Board of Directors elected Mr. Dobbin’s son and the executor of the Estate as non-executive Chairman in October 2006. While the loss of Craig L. Dobbin is felt by all who knew him, we believe that the death of Craig L. Dobbin has not had a material adverse effect on our business. The loss of Mr. Allard, due to time constraints, illness, death or any other reason could have a material adverse effect on the business. In addition, since we have independent management teams at our divisions, loss of the services of other key management personnel at our corporate and divisional headquarters without being able to attract personnel of equal ability could have a material adverse effect upon us.

Labour disruptions

We may experience work stoppages that could cause disruptions in operations.

Our workforce in Europe and Australia is unionized as is the workforce at CHC Composites Inc. While we have renewed all collective agreements and are satisfied with our labour relations, there is no assurance that labour disruptions will not occur in the future. During fiscal 2007, we experienced a pilot work-to-rule job action in Denmark that had a negative impact on operating income.

With the exception of Australia noted above, the workforce of the Global Operations segment is not unionized. A group of the Global Operations pilots have formed an association that has made an application to the Canadian Industrial Relations Board (the “Board”) to unionize the Global Operations pilots. Among other grounds, we believe that the Board does not have jurisdiction over these pilots and have made a submission to the Board that the application for certification should be denied. We cannot guarantee the success of our position before the Board. If the Global Operations pilots are unionized we will have to negotiate a first collective agreement. We cannot predict the consequences of negotiating such an agreement.

Our operations in the Netherlands are subject to the Netherlands Work Council Act and we must seek the advice of the Netherlands Work Council prior to implementing a variety of decisions. We cannot provide assurance that we will not experience strikes, lockouts or other significant work stoppages in the future or that our relationship with employees will continue to be good, either of which may adversely affect our business, financial condition and results of operations.

Voting Control

We are controlled by our principal shareholder, the Estate, which can determine the outcome of matters to be decided by our shareholders. As of April 30, 2007, the Estate, directly and indirectly through Discovery Helicopters Inc. (“Discovery”) and O.S. Holdings Inc., beneficially owned 13.6% of our Class A Subordinate Voting Shares (which are entitled to one vote per share), 94.8% of our Class B Multiple Voting Shares (which are entitled to 10 votes per share) and all of our Ordinary Shares (which are entitled to one vote per 10 shares), representing in the aggregate 62.8% of the voting power on matters put before our shareholders.

The Estate has advised us that if we issue additional shares of voting securities, it intends to purchase, through Discovery, sufficient voting shares to enable it to maintain control of more than 50% of the voting power attached to all outstanding voting shares. As a result, the Estate would, subject to certain exceptions, continue to (i) control the outcome of all matters requiring a majority vote of shareholders, including the power to elect all of the directors but excluding those matters that require an affirmative vote of the majority of disinterested minority shareholders, (ii) be able to prevent the approval of any matter requiring shareholder approval and (iii) be likely to determine the outcome of any matter that under applicable corporate law would require a shareholders' resolution passed by not less than two-thirds of the votes cast, such as the sale by us of all or substantially all of our assets or an amalgamation with an unrelated corporation.

Norwegian Law

If our Norwegian operating subsidiaries incur substantial operating losses, they may be subject to liquidation under Norwegian law. The corporate law under which the Norwegian subsidiaries operate differs from Canadian and US law in a number of areas, including with respect to corporate liquidation. Under Norwegian law, if the losses of any of the Norwegian subsidiaries reduce that subsidiary's equity to an amount less than 50% of its share capital or the equity of the subsidiary becomes inadequate compared to the risks and the size of the subsidiary's business, the directors of the subsidiary would be obligated by law to convene a general shareholders' meeting to resolve to balance the amount of such equity and share capital by either:

•
increasing the equity in an amount sufficient to achieve such balance and to ensure that the equity of the subsidiary becomes adequate compared to the risks and the size of the subsidiary's business; or

•	reducing the share capital to pay off losses in an amount sufficient to achieve such balance.

To the extent reductions in the share capital of the Norwegian subsidiaries as a result of operating losses are substantial and if no appropriate resolutions are made, they could ultimately result in liquidation, which could have a material adverse effect on our business, financial condition and results of operations.

Safety records

Failure to maintain a record of acceptable safety performance may have an adverse impact on our ability to attract and retain customers. Our customers consider safety and reliability two primary attributes when selecting a provider of helicopter transportation services. If we fail to maintain a record of safety and reliability that is satisfactory to customers, our ability to retain current customers and attract new customers may be adversely affected.

Management resources

Assimilating our recent acquisitions or any future material acquisitions into our corporate structure may strain our resources and have an adverse impact on the business. The assimilation of recent acquisitions and any future material acquisitions we may make will require substantial time, effort, attention and dedication of management resources and may distract management in unpredictable ways from ordinary operations. The transition process could create a number of potential challenges and adverse consequences, including the possible unexpected loss of key employees, customers or suppliers, a possible loss of revenues or an increase in operating or other costs. Inefficiencies and difficulties may arise because of unfamiliarity with new assets and the business associated with them, new geographic areas and new regulatory systems. These types of challenges and uncertainties could have a material adverse effect on the business, financial condition and results of operations. We may not be able to effectively manage the combined operations and assets or realize any of the anticipated benefits of acquiring such acquisitions or any future material acquisitions.

Pension Risk

If the assets in our defined benefit pension plans are not sufficient to meet the plans’ obligations, we may be required to make substantial cash contributions and our liquidity may be adversely affected. We sponsor funded and partially funded defined benefit pension plans for our employees principally in Canada, the UK, the Netherlands and Norway. As of April 30, 2007, there was a $23.6 million funding deficit related to our various defined benefit pension plans which require ongoing funding by us and a $53.6 million obligation related to the various partially funded plans.

Our estimate of liabilities and expenses for pensions incorporates significant assumptions, including the interest rate used to discount future liabilities and expected long-term rates of return on plan assets. Our pension contributions and expenses, results of operations, liquidity or shareholders’ equity in a particular period could be materially adversely affected by market returns that are less than the plans’ expected long-term rates of return, a decline in the rate used to discount future liabilities and changes in the currency exchange rates. If the assets of our pension plans do not achieve expected investment returns for a fiscal year, such deficiency may require increases in pension expense. Changing economic conditions, poor pension investment returns or other factors may require us to make substantial cash contributions to the pension plans in the future, preventing the use of such cash for other purposes and adversely affecting our liquidity.

Customer Base

Our customers are concentrated in the oil and gas industry and, as a result, the credit exposure within this industry is significant. The majority of our customers are engaged in oil and gas production and exploration. This concentration may impact the overall exposure to credit risk because changes in economic and industry conditions that adversely affect the oil and gas industry could affect the majority of our customers. We generally do not require letters of credit or other collateral to support our trade receivables. Accordingly, a sudden or protracted downturn in the economic conditions of the oil and gas industry could adversely impact our ability to collect our receivables and thus, our financial condition.

Fuel Prices

Our contracts generally require that fuel be provided directly by the customer or be charged directly to the customer based on actual fuel costs. As a result, we have no significant exposure to changes in fuel prices.

Trade Credit Risk

Trade receivables consist primarily of amounts due from multinational companies operating in the oil and gas industry. Credit risk on these receivables is reduced by the large and diversified customer base. Included in accounts receivable is an allowance for doubtful accounts of $8.4 million at April 30, 2007 (fiscal 2006 - $24.5 million).

Environmental

We are subject to certain environmental regulations, which may have an adverse impact on our business. We are subject to extensive laws, rules, regulations and ordinances relating to pollution and protection of the environment, including those relating to emissions to the air, discharges to waters, the use, storage and disposal of petroleum and other regulated materials and the remediation of contaminated sites.

Our operations sometimes involve the use, handling and storage of material that may be classified as environmentally hazardous. Laws protecting the environment have become more stringent in Canada and certain other countries in recent years and may, in certain circumstances, impose liability for cleanup of releases of regulated materials and related environmental damage without regard to negligence or fault. These laws also may expose us to liability for the conduct of, or conditions caused by, others such as historic spills of regulated materials at our facilities or for acts that were in compliance with all applicable laws at the time these acts were performed. We believe that we are in substantial compliance with applicable environmental requirements and that ensuring compliance has not, to date, had a material adverse effect on our financial position. We cannot, however, predict the likelihood of change to these laws or in their enforcement or the impact of any such change, or discovery of previously unknown conditions, which may require unanticipated costs on our financial position.

Taxes

We are subject to many different forms of taxation in various jurisdictions throughout the world including but not limited to income tax, withholding tax, commodity tax and social security and other payroll related taxes. Tax law and administration is extremely complex and often requires us to make subjective determinations. The tax authorities in the various jurisdictions where we carry on business may not agree with the determinations that are made by us with respect to the application of tax law. Such disagreements could result in lengthy legal disputes and, ultimately, in the payment of substantial amounts for tax, interest and penalties, which could have a material effect on our results of operations.

Our estimate of our tax related assets, liabilities, recoveries and expenses incorporates significant assumptions. These assumptions include, but are not limited to, the tax rates in various jurisdictions, the effect of tax treaties between jurisdictions, taxable income projections, and the benefits of various restructuring plans. To the extent that such assumptions differ from actual results, we may have to record additional tax expenses and liabilities including interest and penalties.

Inflation

Although we believe that inflation has not had any material effect on our operating results, our business may be affected by inflation in the future.

Interest Deductibility

In May 2007, the Canadian Federal Government released revisions to measures contained in its March 2007 budget to eliminate the deductibility of interest on certain debt incurred to finance foreign affiliates. Although the revised measures were named the “Anti-Tax-Haven Initiative,” they apply to situations involving any foreign jurisdiction, not only those generally considered to be tax havens. The measures would be applicable to interest paid or payable in respect of a period that begins after 2011. Although the impact of these measures on us is not currently known, our tax provision could be materially affected in the future.

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

We were created in 1987 as a holding company to combine the operations of Sealand Helicopters Limited and Toronto Helicopters Limited (both of which were Canadian companies controlled by Mr. Craig L. Dobbin, the former Executive Chairman of the Company and principal shareholder through the Estate) and to acquire Okanagan Helicopters Ltd., a Canadian company that operated 125 helicopters at the time of its acquisition. Since our formation, we have grown internally as well as through acquisitions; the most significant of which were the acquisition in 1988 of the majority of the assets of Ranger Helicopters Limited, which was then operating 37 helicopters; the acquisition in 1989 of all the outstanding shares of Viking Helicopters Limited, which was then operating 60 helicopters; the acquisition in 1993 and 1994 of all the outstanding shares of Brintel, which was then operating approximately 25 heavy helicopters; the acquisition in August 1999 of all the outstanding shares of HSG, which was then operating 115 helicopters; and the acquisition in February 2004 of all the shares of Schreiner which was then operating 43 aircraft. Since that date we have acquired a number of smaller operations as noted below.

PRINCIPAL ACQUISITIONS, DISCONTINUED OPERATIONS AND CAPITAL EXPENDITURES

Acquisitions

On March 8, 2007, following regulatory approval, we acquired an equity position in BHS - Brazilian Helicopter Services Taxi Aereo Ltda., subsequently named BHS - Brazilian Helicopter Services Taxi Aereo S.A. (“BHS”). 100% of the voting common shares were acquired through a jointly owned subsidiary BHH - Brazilian Helicopters Holdings S.A. (“BHH”). BHS is one of the largest operators in the Brazilian offshore sector.

On November 30, 2006, we acquired 100% of the issued and outstanding shares of Heli-Dyne Systems Inc. (“Heli-Dyne”), subsequently named Heli-One USA Inc., a helicopter completion and maintenance centre based in Hurst, Texas.

During the fourth quarter of fiscal 2006, we entered into discussions with two unaffiliated private equity firms regarding a potential acquisition of the Company. These discussions terminated with no offer being made to the shareholders.

During fiscal 2006, we purchased the remaining 40% non-controlling interest in Aero Turbine Support Ltd. (“ATSL”). The acquisition supported Heli-One’s strategic expansion objectives for global helicopter support.

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

Discontinued operations

During the fiscal year ended April 30, 2007, we classified Survival-One Limited (“Survival-One”) as discontinued operations as a result of the decision by management to divest of this business. The assets and liabilities of Survival-One were measured at the lower of their carrying amount and their estimated fair value using discounted cash flows less costs to sell. No fair value adjustment was recorded when Survival-One was classified as discontinued operations at January 31, 2007. We have recorded imputed interest in the results of discontinued operations. The results of operations of Survival-One have been reported in discontinued operations for the year ended April 30, 2007 and the prior period comparative figures have been reclassified. Previously, these amounts were included in continuing operations in the Heli-One segment.

Subsequent to the year ended April 30, 2007, the sale of Survival-One was completed for gross proceeds of approximately $37 million. An after-tax gain on sale of Survival-One of $16.4 million was recorded in the first quarter of fiscal 2008. Accordingly, commencing on May 1, 2007, the operations and cash flows of Survival-One have been eliminated from our ongoing operations.

We reclassified CHC Composites Inc. (“Composites”) to continuing operations in the Heli-One segment for the year ended April 30, 2005 as we did not receive an acceptable offer for Composites while the business was held for sale. The impact of reclassifying Composites to continuing operations resulted in a decrease in net earnings from continuing operations of $21.3 million, consisting of a $7.0 million net loss from operations and a $14.3 million fair value adjustment. The fair value adjustment was originally recorded when Composites was classified as held for sale and the assets and liabilities of the business were valued at the lower of their carrying amounts and their estimated fair value, less costs to sell. The fair value adjustment of $14.3 million was recorded in the 2005 fiscal year and allocated to property and equipment ($11.4 million) and other long-term assets ($2.9 million).

During fiscal 2005 we sold two non-core components of the Schreiner group of companies legally operating as Schreiner Canada Ltd. (“Schreiner Canada”) and Schreiner Aircraft Maintenance B.V. (“SAMCO”) and realized an after-tax gain on sale of $8.6 million. Operating results from discontinued businesses have been recorded in earnings from discontinued operations up to the date of disposition. Operating results from discontinued businesses included imputed interest on debt assumed by the buyer or required to be repaid as a result of the proposed disposal transaction where appropriate.

Capital Expenditures

Total property and equipment additions include all asset acquisitions, including aircraft, as well as helicopter major inspection expenditures. Property and equipment additions of $393.2 million during the year ended April 30, 2007 comprised of (i) $245.3 million for the purchase of 35 helicopters (five aircraft purchased off-lease), including 24 that were subsequently leased through sale-leaseback transactions, (ii) $18.1 million for aircraft modifications, (iii) $39.4 million related to buildings and other equipment; and (iv) $90.4 million related to investments in spare parts (rotables) to support the Company’s existing fleet and additional aircraft and new aircraft types. We also spent $30.1 million on helicopter major inspections. Proceeds on 28 sale-leaseback transactions and the disposal of 13 aircraft and other dispositions were $318.3 million for the year ended April 30, 2007.

During fiscal 2007, we announced the establishment of a new helicopter maintenance, repair and overhaul facility at Boundary Bay Airport in Delta, BC, Canada. Heli-One will establish a 240,000 square-foot facility including aircraft hangar, workshops and office space, with completion anticipated in the fourth quarter of fiscal 2008. This new facility will support a wide range of components, engines and aircraft types including AgustaWestland, Bell, Eurocopter and Sikorsky. We will invest approximately $30 million in establishing the new facility, which will allow Heli-One to provide total helicopter support and improved efficiency for our rapidly expanding fleet of aircraft and for third-party customers around the world.

Property and equipment additions of $280.7 million during the year ended April 30, 2006 comprised of (i) $177.2 million for the purchase of 20 helicopters, including 12 that were subsequently leased through sale-leaseback transactions, (ii) $12.6 million for aircraft modifications, (iii) $67.1 million for major spares and repairable parts, (iv) $3.6 million in connection with the construction of buildings and hangars, and (v) $20.2 million for ground equipment, vehicles, a simulator and office furniture and fixtures. We also spent $23.6 million on helicopter major inspections. Proceeds on disposal of assets and long-term investments were $209.8 million for the year ended April 30, 2006.

Property and equipment additions of $234.7 million during the year ended April 30, 2005 comprised of (i) $149.0 million related to the purchase of 20 helicopters, including four that were subsequently leased through sale-leaseback transactions, (ii) $21.6 million for aircraft modifications, (iii) $44.4 million for major spares and repairable parts, and (iv) $19.7 million related to other property and equipment. We also spent $15.5 million on helicopter major inspections. Proceeds on disposal of assets were $90.9 million for the year ended April 30, 2005.

INDUSTRY OVERVIEW

Helicopters first came into widespread commercial use in the oil and gas industry for transporting personnel and supplies to offshore oil rigs and remote onshore areas. Over the years, the use of helicopters has expanded into many other areas where urgency or difficulty of access justifies the cost. Although the oil and gas industry still accounts for a substantial portion of the demand for helicopter services worldwide, helicopters have been used for a variety of purposes for several decades, including forestry, mining, search and rescue, emergency medical services, scheduled service, construction, and recreation.

The level of worldwide offshore oil and gas exploration and production has traditionally influenced demand for helicopter transportation services. Exploration activities are sensitive to changes in oil and gas prices, whereas production activities are generally more stable. For the fiscal year ended April 30, 2007, approximately 70% of our total revenue was derived from oil and gas activity (fiscal 2006 - 70%). Technology improvements allow oil and gas exploration and production companies to push production into deeper waters. This translates into longer trips, more flying hours and the need for larger new technology helicopters, which generally have an improved range and passenger capacity. We also expect new exploration and production activity to occur in already producing regions and in currently non-producing regions of Africa, Asia, South America, the Caspian Sea, Australia, the North Sea and eastern Canada. We believe this increase in activity will result in increased global demand for helicopter transportation services. There are 133 deep-water installations forecast for the period from 2007 to 2011 compared to 93 installations in the preceding five-year period. Demand for new offshore helicopters is forecast to increase by 100 aircraft between 2006 and 2010.

The North Sea is the largest producing offshore oil and gas region in the world and continues to experience growth in rig demand. Rig utilization in the North Sea rose above 95% in June 2007 for a new high in recent history. Projected utilization rates have also risen, indicating that the market will likely remain strong in the future. In addition to new smaller oil and gas producers targeting the North Sea, large companies are expanding their activities and upgrading production facilities to extend field production life. The market’s buoyancy is also prompting an increase in new-build contracts. We believe the need for transportation services will increase as activity throughout the world continues to increase from current levels.

We expect further increased demand for helicopter services as a result of government momentum towards civil search and rescue services in the UK, Australia and throughout Europe. The UK government intends to privatize ten to thirteen additional coastguard bases commencing in 2012 for a period of 20-30 years. We have already entered into the bidding process for this contract.

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

We believe that we possess all of these characteristics.

BUSINESS OVERVIEW

General

We are the world’s largest global commercial helicopter operator. Through our subsidiaries, we have been providing helicopter services for more than 60 years and currently operate in over 30 countries, on all seven continents and in most of the major offshore oil and gas producing regions of the world. Our major operating units are based in the United Kingdom, Norway, the Netherlands, South Africa, Australia and Canada. We provide helicopter transportation services to the oil and gas industry for production and exploration activities through our European and Global Operations segments. We also provide helicopter transportation services for emergency medical services (“EMS”) and search and rescue (“SAR”) activities and ancillary services such as flight training. Our Heli-One segment is the world’s largest non-original equipment manufacturer helicopter support company, providing repair and overhaul (“R&O”) services, aircraft leasing, integrated logistics support, helicopter parts sales and distribution, and other related services to our flight operations and third-party customers around the world.

We provide helicopter transportation services to a broad base of independent and state-owned oil and gas companies transporting personnel to offshore production platforms, drilling rigs and other facilities. In general, we target opportunities with long-term contracts and customers who require sophisticated medium and heavy helicopters operated by highly trained personnel. We are a market leader in most of the regions we serve, with an established reputation for high quality and reliable service. We are the largest operator in the North Sea and a global operator servicing the oil and gas industry in Brazil, Africa, Australia, Asia and Canada. For the fiscal years ended April 30, 2007 and 2006, revenue generated by helicopter transportation services for the oil and gas industry was approximately 70% of our total revenue.

We believe that our R&O and flight training capabilities reduce our costs and give us control over the quality and timeliness of our maintenance and training. We believe that these capabilities enhance our competitive position, further diversify our revenue and solidify our worldwide reputation as a full-service, high-quality helicopter operator. Furthermore, we believe that our repair and overhaul capabilities provide us with a source of relatively stable third-party revenue.

Our global customer base consists of a broad range of oil and gas companies and governmental bodies and includes operating subsidiaries of, and government bodies in:

Agip	ExxonMobil	Premier
Apache	Ireland	Royal Dutch/Shell Group
Bp	Maersk	Statoil
Chevron	Marathon	TotalFinaElf
Commonwealth of Australia	Nexen	Unocal
ConocoPhillips	Petrobras

Competitive Strengths

We believe that we have the following competitive advantages:

•
Global Coverage. We currently provide helicopter transportation services in over 30 countries and on all seven continents. This broad geographic coverage and an efficient management structure enable us to respond quickly and cost effectively to customer needs and new business opportunities while adhering to local market regulations and customs. Since new contract and base start-up costs can represent a significant portion of operating expenses, our global network of bases allows us to reallocate equipment and crews efficiently and bid on new contracts at competitive rates. Additionally, as multinational oil and gas companies seek service providers that can provide one standard of service in many locations around the world, our geographic coverage makes us one of only two global providers that can effectively compete for many of these contracts.

•
Focus on Safety. In over 60 years of operations, we have developed sophisticated safety and training programs and practices that have resulted in a strong safety record. We have implemented a single Safety Management System worldwide and continue to meet or exceed the stringent safety and performance audits that are conducted by our customers. Our advanced flight training facility in Norway provides a wide variety of training services to our employees as well as third-party civil and military organizations around the world. Providing and expanding these advanced training services in Aberdeen and Vancouver enhances our global reputation for leadership and excellence in helicopter services.

•
Low Cost Operator. We believe that we have significant cost advantages over our competitors with respect to our medium and heavy helicopter services, which increase our likelihood of winning new contracts. We believe that our economies of scale, lower insurance costs related to our industry leading safety record and in-house R&O and training capabilities give us a cost advantage over competitors who must incorporate higher third-party R&O costs into their contract bids.

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

•
Large, Modern and Diversified Fleet of Helicopters. To meet the diverse operational requirements of our customers, we operate a large fleet that includes some of the most sophisticated helicopters in the world. We have led the industry in fleet renewal with aircraft sought after by customers for their improved speed, range, passenger capacity, comfort and general superior performance. As of April 30, 2007, we operated 255 aircraft, comprised of 86 heavy helicopters, 146 medium helicopters, three light helicopters and twenty fixed-wing aircraft. The helicopter fleet consists of more than a dozen types of helicopters manufactured primarily by Eurocopter, Sikorsky, AgustaWestland and Bell. During the year we added an additional four Sikorsky S92 aircraft for a total of ten S92 aircraft to complement our fleet of twenty Super Puma MkIIs. These two aircraft types represent the most advanced civilian heavy helicopter types in service today. In addition, we have six AgustaWestland AW139 in our fleet. The AgustaWestland AW139 is a new aircraft type, which we have added to the fleet along with the Sikorsky S92. During the year, we signed a contract with Eurocopter for the purchase of 16 new EC225 helicopters to be delivered between fiscal 2008 and fiscal 2012. The EC225 aircraft is also a new heavy aircraft type.

•
Retention of Asset Value. Based on independent appraisals as of April 30, 2007 the estimated fair market value of our owned aircraft fleet was $628.2 million, exceeding our net book value by approximately $33.1 million. Since a significant portion of a helicopter’s value resides in its major components including engines, gearboxes, transmissions and repairable parts, which are replaced or upgraded on a regular basis, older models of helicopters that have been upgraded are capable of meeting many of the same performance standards as newer aircraft. As a result, when helicopters are sold as part of our ongoing fleet management, we often receive prices in excess of net book value.

•
In-house Repair and Overhaul Business. We believe that our R&O activities reduce our costs, diversify our revenue streams and help position us as a full-service, high-quality helicopter operator. We are a market leader in R&O capability and have the only licensed commercial engine and major component R&O facility in the world for the Eurocopter Super Puma and EC225 helicopters, other than the original equipment manufacturers, and have the capability to support several other helicopter types including Eurocopter Dauphin, Sikorsky S61 and S76 and Bell 212/412. This capability allows us to control the quality and cost of our helicopter maintenance, repair and refurbishment. The development of the Boundary Bay R&O facility, acquisition of Heli-Dyne and the expansion of in-house capabilities may result in our exit from third-party PBH maintenance programs in the future.

Business Strategy

Our goal is to enhance our leadership position in the global helicopter services industry by continuing to provide value-added services to our customers while maximizing return on assets, earnings and cash flows. In our pursuit of this goal, we intend to focus on the following key initiatives:

•
Strengthen Competitive Position in Existing Markets. We intend to increase our ability to win new contracts, renew existing contracts, strengthen our existing customer relationships and enhance our competitive position by improving our focus on customer needs and reducing costs while maintaining high standards for safety and reliability. Our organizational structure ideally positions us to service increased demand from existing customers and new entrants to the marketplace.

•
Growth Through Acquisition. During the year we acquired an equity position in BHS, one of the largest helicopter operators in the Brazilian offshore sector. We also acquired Heli-Dyne, a helicopter completion and maintenance centre based in Hurst, Texas. We intend to seek out additional acquisition opportunities to further strengthen our position in existing markets and expansion into new markets.

•
Selectively Expand International Operations. We intend to capitalize on our broad geographic coverage, our long-term customer relationships and our fleet capabilities to pursue new opportunities in Africa, Asia, Brazil and other developing oil and gas regions, which are expected to be the fastest growing markets for offshore helicopter transportation services.

•
Expand the Helicopter Support Business with Heli-One. We plan to continue to expand our R&O business by further penetrating the Eurocopter (Super Puma and EC225) major component and engine overhaul market and pursuing new opportunities in heavy and medium aircraft maintenance and military helicopter support through the development of facilities in North America, including the acquisition of Heli-Dyne in fiscal 2007. During the year, we began construction of a 240,000 square foot R&O facility at Boundary Bay Airport in Delta, BC, Canada, which is expected to be completed in the fourth quarter of fiscal 2008. Heli-One has the capability to support, on a nose-to-tail basis, our entire fleet of over 150 Sikorsky S61 and S76 and Eurocopter Super Puma aircraft and to compete for helicopter work for a worldwide fleet of aircraft in this sector. In addition to repair and overhaul, Heli-One provides the following services to the helicopter industry:

-	Integrated logistics support;
-	Aircraft leasing;
-	Heavy maintenance;
-	Design and engineering;
-	Helicopter parts and distribution; and
-	Inventory management.

•
Pursue Profitable New Business Beyond the Oil and Gas Sector. We believe that we have a competitive advantage in the EMS/SAR sectors by virtue of our experience in servicing both the oil and gas and EMS/SAR industries. We believe that this advantage stems from our ability to operate sophisticated twin-engine medium and heavy helicopters with highly trained pilots in complex situations. Typically, EMS/SAR customers require the operator to meet stringent quality standards on a long-term basis.

During the year we were awarded a new EMS contract with the Ambulance Service of New South Wales for the provision of five AW139 and EC145 aircraft in the Greater Sydney area. This contract commenced during the third quarter of fiscal 2007. The seven-year contract is the largest helicopter EMS contract ever awarded in Australia and includes three years of extension options.

During the first quarter of fiscal 2008, we will commence operations on the five-year, £ 106 million contract with the United Kingdom Maritime and Coastguard Agency to provide commercial SAR helicopter service from four bases in the UK.

•
Continue to Focus on Long-Term Contracts. We seek to enter into long-term contracts with our major customers in order to maximize the stability of our revenue. Revenue from operations under long-term contracts represented approximately 67% of our revenue during the year, compared to 66% in the prior year.

Industry

Helicopter Flying Operations

Helicopters in use today may be divided into two general categories. Single engine (light) aircraft, which have a passenger capacity of three to six, operate under visual flight rules (“VFR”) (daylight and good weather flying only) and can be operated with one pilot. Given their low passenger capacity and inability to fly in poor weather conditions, these aircraft are generally limited to onshore operations. In recent years, we have sold most of our operations and aircraft in this category. During fiscal 2007, we sold an additional six light aircraft and at April 30, 2007, only have three light helicopters remaining in our fleet.

Twin-engine (heavy and medium size) aircraft generally require two pilots, have a passenger capacity of nine to twenty-six and can operate under instrument flight rules (“IFR”) (daytime and night time flying under a variety of weather conditions). The greater passenger capacity, longer range, and ability to operate in adverse weather conditions make these aircraft more suitable than single engine aircraft for offshore support. The high cost of these larger aircraft, their limited availability, and long lead time on orders tends to lessen competition from smaller operators. We operated 232 helicopters in this category (86 heavy and 146 medium helicopters) as at April 30, 2007.

Various types of helicopters are required to meet the diverse needs of the industries they serve. Medium to heavy helicopters are generally utilized to support the oil and gas, construction and forestry industries and EMS/SAR customer base. They are also used for transporting larger numbers of passengers and supplies or for lifting heavy weights, and are capable of operating during the night and in adverse weather conditions. Typically equipped with IFR equipment, medium to heavy helicopters are capable of long distance flights to offshore oil platforms. Where appropriate, specialized equipment is installed to provide emergency medical service support or for use in certain challenging environments such as the North Sea. Light to medium helicopters are used to support the utility and mining sectors, as well as certain parts of the construction and forestry industry, where transporting a smaller number of passengers or carrying light loads is required.

We contract with customers to provide aircraft for various periods of time. Contracts for helicopter services in support of oil and gas exploration activities are generally short-term, usually twelve months or less. Contracts for transport of personnel and equipment to oil and gas production sites are generally long-term with terms typically ranging from two to ten years, averaging approximately five years. Such contracts are ordinarily awarded following a competitive bidding process among pre-qualified bidders. Contracts may be based on a fixed monthly fee with an additional hourly charge for actual flight time or solely on an hourly charge for actual flight time. Approximately 45% of our fiscal 2007 flying revenue (fiscal 2006 - 51%) was derived from hourly charges and the remaining 55% (fiscal 2006 - 49%) was generated by fixed monthly charges. Typically, we supply crew and maintenance personnel in addition to aircraft. However, we have a limited number of contracts under which we supply aircraft only to local helicopter operators, often in conjunction with other services. We will continue to pursue this latter type of contract as such arrangements may allow us to partner with other local operators to effectively penetrate new markets.

A substantial number of our long-term contracts contain provisions permitting early termination by the customer without penalty. However, during the last eight fiscal years, with the exception of contracts that were transferred to another operator due to the merger of oil and gas producers and contracts cancelled as a result of political instability or local unrest, no customer has exercised that right. At the expiration of a contract, customers typically solicit new bids for the next contract period. Contracts are usually awarded based on a number of factors, including price, long-term relationships, safety record of the helicopter service provider and quality of customer service. Generally, an incumbent operator has a competitive advantage in the bidding process stemming from its relationship with the customer, its knowledge of site characteristics, its understanding of the cost structure for the specific operations and its proven ability to meet service level requirements and provide the necessary aircraft and services.

Our contracts generally require that fuel be provided directly by the customer or be charged directly to the customer based on actual fuel costs. As a result, we have no significant exposure to changes in fuel prices.

New contract start-up costs can represent a significant portion of operating costs. We therefore believe that our global network of bases and aircraft operating licenses give us a competitive advantage in bidding on new contracts throughout most of the world. We are well positioned to meet the requirements of customers in most regions of the world within short periods of time at competitive rates. We also have long-term working relationships with most of the major oil and gas companies, including the operating subsidiaries of bp, ExxonMobil, ConocoPhillips, Shell, Statoil, TotalFinaElf, Chevron, Maersk, Nexen and Unocal. Many of these companies have been our customers for more than 30 years.

Revenue by Industry Sector	2007		2006(i)		2005(i)
	(in millions)%		(in millions)%		(in millions)%
Oil and Gas	803.4	69.9%	696.7	69.9%	667.6	70.0%
Repair and Overhaul	159.3	13.9%	131.5	13.2%	112.2	11.7%
EMS/SAR	80.7	7.0%	82.7	8.3%	84.8	8.9%
Other	73.3	6.4%	61.4	6.1%	57.5	6.0%
Passenger Transportation	26.8	2.3%	18.0	1.8%	24.7	2.6%
Training	5.6	0.5%	6.8	0.7%	7.4	0.8%
Total	$1,149.1	100.0%	$997.1	100.0%	$954.2	100.0%

Revenue by Geographic Area	2007		2006(i)		2005(i)
	(in millions)%		(in millions)%		(in millions)%
Canada	$48.2	4.2%	$32.9	3.3%	$24.0	2.5%
United Kingdom	248.8	21.7%	209.4	21.0%	237.7	24.9%
Norway	202.0	17.6%	206.7	20.7%	182.9	19.2%
Africa	189.9	16.5%	150.1	15.1%	124.3	13.0%
Australia	74.6	6.5%	64.5	6.5%	62.2	6.5%
Denmark	29.1	2.5%	28.1	2.8%	35.5	3.7%
The Netherlands	72.1	6.3%	67.2	6.7%	65.9	7.0%
Other Asian countries	68.1	5.9%	52.7	5.3%	88.5	9.3%
Other European countries	120.9	10.5%	108.0	10.8%	88.7	9.3%
Other countries	95.4	8.3%	77.5	7.8%	44.5	4.6%
Consolidated total	$1,149.1	100.0%	$997.1	100.0%	$954.2	100.0%

(i)	See Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report.

European Operations

We are one of the leading providers of helicopter services in Europe. We provide services to the offshore oil and gas industry to customers located primarily in the UK, Norwegian, Danish and Dutch sectors of the North Sea. We also provide helicopter services (primarily search and rescue) in Ireland. Our primary European bases are located in Aberdeen (Scotland), Stavanger (Norway), Bergen (Norway) and Den Helder (the Netherlands) where we conduct our operations in the respective sectors of the North Sea. We operate 76 aircraft in this segment, consisting of 48 heavy and 28 medium aircraft. Included in the heavy aircraft were 34 Super Pumas, nine Sikorsky S61N and five Sikorsky S92 aircraft.

Norwegian Operations: While the focus on the oil and gas sector in Norway is substantially the same as in the UK, differences in regulatory regimes and territorial issues make it more appropriate to service the Norwegian sector of the North Sea from Norway. These regulatory differences also limit somewhat our operational flexibility and impact our costs.

Our Norwegian operations primarily service oil and gas customers in the North Sea, including Statoil, Norsk Hydro and bp.

The other major helicopter service provider in the Norwegian sector of the North Sea is Norsk Helicopters.

UK Operations: Our UK operations primarily service oil and gas customers in the UK sector of the North Sea, including operating subsidiaries of ConocoPhillips, Apache, Nexen, Total, Marathon, Perenco UK Limited and TotalFinaElf, some of which we have serviced for more than 10 years.

Our UK operations also manage our operations in Denmark, where we signed a long-term contract in 1999 with Maersk Oil and Gas AS to provide offshore helicopter support. This contract was extended for one year to June 2007. During Fiscal 2006, we were awarded a five-year contract renewal (plus three one-year options) by Maersk Oil and Gas AS for the provision of helicopter transportation services in support of their oil and gas operations in the Danish sector of the North Sea that began in July 2007.

In Ireland SAR services are performed as well as oil and gas support. The Irish SAR contract was extended for two years to July 2007. During fiscal 2007, we were awarded a contract renewal by the Irish Minister for Transport for the continued provision of marine search and rescue services in Ireland from July 2007 to July 2010, plus three option years.

There is potential for new oil and gas developments off the west coasts of Scotland and Ireland and in the North Sea off the northern coast of Norway. These opportunities are expected to lead to additional helicopter service requirements. We believe we are well positioned to compete for these new contracts as a result of: (1) our long-standing relationships with many of the major oil and gas companies which are expected to play a significant role in these projects; and (2) the need for long-range Super Puma MkIIs and Sikorsky S92 helicopters to reach more remote regions.

During and subsequent to fiscal 2007, we were awarded three new contracts in Norway with TOTAL E&P Norge AS and Statoil ASA, Norway. These contracts begin in 2008 and 2009. In addition, we were awarded contract renewals with Statoil in Norway and GDF Production Nederland BV in Den Helder.

Future opportunities within the SAR sector in the UK exist. During fiscal 2006, we were awarded a five-year, £ 106 million contract with the United Kingdom Maritime and Coastguard Agency to provide commercial SAR helicopter service from four bases in the UK. In addition, we have entered into the bidding process for a 20-30 year contract with the UK government, which intends to privatize ten to thirteen additional coastguard bases commencing in 2012.

Global Operations

Our Global Operations segment provides helicopter and fixed-wing flying services in Africa, Asia, Australia, the Middle East, the Americas and other locations around the world, except Europe, to customers in oil and gas, EMS/SAR and other industries. We believe that the collective international experience we have gained over the last 60 years enables us to draw upon our knowledge of local conditions to provide high levels of customer service in diverse operating environments. Our Global Operations segment consists of CHC Helicopters International, based in Vancouver, Canada; CHC Australia, based in Adelaide, Australia; and CHC Africa, based in Cape Town, South Africa. We operate 145 aircraft in this segment, consisting of 27 heavy, 97 medium, and one light aircraft as well as 20 fixed-wing aircraft.

In some of the countries in which we operate, local regulations impose certain nationality requirements. As a result, we often obtain a license to operate in that country in conjunction with a local representative or partner. Our representatives or partners typically receive a small percentage of local revenues or a fixed fee but generally do not provide any personnel or assume any of the liabilities related to performance of the contract. We currently have representatives or partners in a number of countries including Azerbaijan, Ecuador, Equatorial Guinea, Libya, Myanmar, Namibia and Thailand. We believe we have a competitive advantage in securing contracts in these areas due to our established local partnerships. In other jurisdictions such as India, Angola, Brazil and Malaysia, we provide aircraft and maintenance services to other local helicopter operators.

CHC Helicopters International conducts business with major oil and gas companies including operating subsidiaries of Shell, bp, ExxonMobil, Unocal, Chevron, United Helicharters and TotalFinaElf. Our strong customer relationships, established reputation, ability to operate in various environments and commitment to quality, safety and cost efficiency have proven to be extremely important in the international markets. We have been serving Unocal in Thailand for over 30 years. Since our establishment in Azerbaijan over 10 years ago, we have been working on long-term projects in the Caspian Sea with a consortium led by bp and another consortium led by TotalFinaElf and ExxonMobil. During fiscal 2006, we were awarded a two-year contract with Malaysian Helicopter Services in support of Shell offshore operations. We are well established on the east coast of Canada, having a contract with ExxonMobil. We also maintain contracts for ongoing work in such countries such as Ecuador and Georgia. We have been able to penetrate the oil and gas industry in India and, during fiscal 2006, we were awarded a four-year contract for the lease of two Bell 412 helicopters in India. Subsequent to fiscal 2006, we were awarded, through BHS, a five-year contract for the provision of eight Sikorsky S76C+ helicopters in support of Petrobras operations in the Brazilian offshore sector.

Our Australian operations, as well as a small portion of our Southeast Asian operations (principally East Timor), are conducted by CHC Australia, with headquarters in Adelaide, Australia. We are a leading commercial helicopter operator in Australia. Our customers include Coogee Resources and ConocoPhillips Petroleum. In addition, we operate emergency medical services in South Australia, Western Australia, Queensland, New South Wales, the Australian Capital Territory and Victoria, perform search and rescue services for the Royal Australian Air Force, and provide various functions supporting the utility and construction industries, such as pipeline inspection. During fiscal 2007, we were awarded a seven-year (plus three years of extension options) EMS contract with the Ambulance Service of New South Wales for the provision of five aircraft in the Greater Sydney area. The contract commenced in late fiscal 2007.

Our African operations are headquartered in Cape Town, South Africa, with nine bases in many countries in Africa that support oil and gas operations, as well as provide emergency medical and other services. Our African operations service a variety of customers, including Chevron, Sonair, Triton/Hess, United Nations, Premier, Noble Energy and South African Government Antarctic Expedition, among others.

Our geographic coverage enables us to serve multinational oil and gas customers on a worldwide basis. Growth in the Global Operations segment is expected to continue as new opportunities develop in Africa, Asia, Brazil and other developing oil and gas regions.

Competition - Flying Operations

We are one of only two global providers of helicopter transportation services to the offshore oil and gas industry. There are other competitors, but they are smaller, regional operators. We have a significant market position in all global offshore oil and gas markets, with the exception of the Gulf of Mexico, where we do not have a presence. Our absence in that market stems from the fact that the oil and gas companies operating in the Gulf of Mexico utilize primarily light and medium helicopters under short-term contracts. We estimate that we have a market share of approximately 64% in the combined Norwegian, UK, Danish and Dutch sectors of the North Sea, the world’s largest area of offshore oil and gas development. We are well positioned to capitalize on future growth opportunities. As oil and gas wells are depleted, oil companies are going further offshore to develop deep-water reserves. Our global presence, long-term customer relationships and modern fleet of aircraft, including new technologically advanced aircraft, position us to participate in new oil and gas developments in most offshore oil and gas regions.

At present, the limited supply of helicopters available for use in the offshore oil and gas industry is a competitive advantage for us. In our experience, the Eurocopter Super Puma MkII, Sikorsky S92, Sikorsky S76C++, AgustaWestland AW139 and new Eurocopter EC225 aircraft are the aircraft of choice for major oil and gas companies due to their superior flying range, passenger capacity and cabin crew comfort. At present, together with our major competitor, we operate approximately 90% of the worldwide fleet of commercial Super Puma aircraft configured for offshore work. The manufacturers of these aircraft do not stock new aircraft. The current lead time to acquire a new EC225 or S92 is in excess of two years and the next available delivery slot for heavy aircraft (S92 or EC225) is the fall of 2009. During the year, we added four Sikorsky S92 aircraft and four AgustaWestland AW139 aircraft to our fleet. In addition, during the year, we announced the signing of a contract with Eurocopter for the purchase of 16 new EC225 helicopters, expected to be delivered between fiscal 2008 and fiscal 2012. We plan to use these aircraft in support of new offshore oil and gas contracts and potentially as SAR aircraft to meet the unprecedented demand from various customers in both the offshore oil and gas industry and government sponsored SAR.

Fixed-Wing Flying Operations

We also provide fixed-wing aviation services to support, directly and indirectly, oil and gas operations around the world, flying in conjunction with, or independent of, our offshore helicopter services. Fixed-wing customers include Aero Contractors Company of Nigeria Limited (“ACN”) (a 40% owned equity investment), Woodside, EEPCI, Encana, COTCO, Debmar and Premier. We operate dedicated Bombardier Dash-8 series aircraft, business jets and other turbo prop aircraft, as well as Boeing 737 aircraft. The majority of the fixed-wing aircraft are used to provide an integrated service to our oil and gas customers. We had 20 fixed-wing aircraft in our fleet as at April 30, 2007.

Repair and Overhaul

All aircraft airframes, engines and components are required by their manufacturers and government regulations to be serviced and overhauled based on flight hours, cycles or the actual condition of parts. The R&O process includes the disassembly, cleaning, inspection, repair and reassembly of engines, components and accessories, and the testing of complete engines and components. The choice of whether to perform a given task in-house or to outsource to a third-party depends on the complexity and cost of the task and the capabilities of the operator in question. Companies engaged in the R&O business are required to obtain licenses from government regulatory bodies and, in many cases, the manufacturers. Companies active in this industry include (i) the manufacturers of the helicopters, components, and accessories; (ii) repair facilities authorized by the manufacturers to repair and overhaul their products; and (iii) small workshops not typically authorized by the manufacturers. The low cost of transporting components relative to the total cost of the repair and overhaul services has resulted in the development of a worldwide market for repair and overhaul services.

Our Heli-One segment is the world’s largest independent helicopter support company. We will continue to grow this segment with the development of the new R&O facility at Boundary Bay Airport which is currently under construction. Heli-One provides comprehensive capability for repair, overhaul, modification and testing of dynamic components, including Sikorsky S61 and S76, Bell 206, 205, 212 and 412 and all Eurocopter Super Puma AS332/532 models in North America and Norway.

Heli-One is also able to provide its customers with integrated logistics support, providing 24-hour service, covering all scheduled and unscheduled R&O for engines, dynamic components, all repairable components and consumable parts, plus support for any special mission equipment. Our global buying power translates to competitive pricing on all major components. Heli-One can offer next day delivery in most locations on a wide range of helicopter parts from all major manufacturers through its global distribution network utilizing its new global warehouse facility in the Netherlands. In addition, we have extensive expertise in all areas of engineering and design, for either conversion upgrades or refurbishments including avionics.

Competition - Repair and Overhaul

Heli-One’s main competitors within the R&O business are the original equipment manufacturers of helicopters and their components. As such, its main competitors are also its main parts suppliers. To minimize issues related to availability and pricing of parts that Heli-One needs to perform its business, Heli-One generally has long-term supply arrangements with the original equipment manufacturers and works closely with them on items such as modifications and approvals of parts and components.

Factors that affect competition within the repair and overhaul market include price, quality and customer service. We believe that Heli-One has a competitive advantage over original equipment manufacturers in that it focuses on supporting commercial operations and can leverage our extensive operational experience. We believe Heli-One is able to provide low cost quality support services to civilian and military helicopter operators worldwide.

Flight Training

We operate an advanced flight training facility in Norway that provides additional revenue and enhances our global reputation for excellence and leadership in helicopter services. The facility enables us to satisfy fully the Eurocopter Super Puma training requirements for our pilots, in addition to selling training services to external pilots. Our experienced instructors provide a wide variety of training services to our employees as well as civil and military organizations around the world. Our Norwegian flight training group operates two full flight simulators and is certified and approved by the Norwegian Civil Aviation Authority as well as several other national aviation authorities. Since its inception, this facility has trained more than 30,000 pilots, engineers and helideck landing officers from over 40 countries. We are currently building in-house flight training capability in Vancouver and Aberdeen.

Helicopter Leasing

Heli-One manages the world’s largest fleet of medium and heavy civilian helicopters, enabling us to offer flexible leasing terms on a wide range of aircraft to third-party customers.

Seasonality

See page 39, “Results of Operations - Quarterly Information” for discussion on the impacts of seasonality.

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

On December 27, 2006, we suffered the loss of one medium AS365N aircraft in a helicopter accident off the west coast of England. Five passengers and two crew members perished in the accident. The cause of this unfortunate accident has not yet been ascertained as it is still under investigation by the Air Accidents Investigation Branch. This aircraft had a net book value of $3.2 million which has been fully recovered through insurance proceeds. All other incurred or outstanding liabilities relating to this incident are expected to be covered by our insurance providers.

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

ORGANIZATIONAL STRUCTURE

Refer to Exhibit 8.1 for a list of our principal subsidiaries, their jurisdiction of incorporation and the percentage of votes attached to voting securities held directly or indirectly by us.

PROPERTY AND EQUIPMENT

Fleet - By Type of Aircraft

The composition of our fleet at April 30, 2007, and some of the characteristics of the individual types of aircraft we own or lease are as follows:

	Number in Fleet			Passenger Capacity (i)
Fleet Composition	Owned	Leased	Type of Engine
Light Helicopters
Eurocopter AS350 Series	1	-	Turbine	5
Eurocopter AS355 Twin Star	1	-	Twin Turbine	4
MD 902	1	-	Twin Turbine	7
Total Light Helicopters	3	-

Medium Helicopters
AgustaWestland AW139	2	4	Twin Turbine	15
Bell 212 Series	9	1	Twin Turbine	14
Bell 214	1	-	Twin Turbine	19
Bell 412	8	9	Twin Turbine	14
Eurocopter 155B	-	2	Twin Turbine	12
Eurocopter 365 Series	19	13	Twin Turbine	10
Sikorsky S76 Series	48	30	Twin Turbine	9
Total Medium Helicopters	87	59

Heavy Helicopters
Eurocopter Super Puma 332L/L1	17	15	Twin Turbine	20
Eurocopter Super Puma 332 MkII	1	19	Twin Turbine	19
Sikorsky S61N	22	2	Twin Turbine	26
Sikorsky S92 Series	-	10	Twin Turbine	19
Total Heavy Helicopters	40	46

Fixed-Wing Aircraft
ATR 42-500	-	1	Twin Turboprop	48
Boeing 737-300	-	2	Twin Jet	149
Convair 580	2	-	Twin Turboprop	55
Dash 8	6	2	Twin Turboprop	47
Learjet 45	1	-	Twin Jet	9
Twin Otter	5	1	Twin Turboprop	19
Total Fixed-Wing Aircraft	14	6

TOTAL	144	111

(i)	Excludes pilots and assumes standard seating of only one pilot.

Fleet - By Segment

Our fleet at April 30, 2007 was comprised of the following aircraft by segment:

Aircraft Type	Global Operations	European Operations	Heli-One	Total	Owned	Leased
Heavy
Eurocopter Super Puma	9	18	5	32	17	15
Eurocopter Super Puma MkII	4	16	-	20	1	19
Sikorsky S61N	12	9	3	24	22	2
Sikorsky S92 series	2	5	3	10	-	10
	27	48	11	86	40	46
Medium
AgustaWestland AW139	2	4	-	6	2	4
Bell 212	10	-	-	10	9	1
Bell 412	15	-	2	17	8	9
Eurocopter 365 Series	15	8	9	32	19	13
Sikorsky S76 Series	55	13	10	78	48	30
Other	-	3	-	3	1	2
	97	28	21	146	87	59
Light
Eurocopter AS350/355	1	-	1	2	2	-
Other	-	-	1	1	1	-
	1	-	2	3	3	-
Total Helicopters	125	76	34	235	130	105
Fixed-wing	20	-	-	20	14	6
Total Aircraft	145	76	34	255	144	111

During fiscal 2007, we completed 28 sale-leaseback transactions, entered into new operating leases for ten aircraft, returned four aircraft to lessors and purchased five aircraft off-lease. As a result of the foregoing transactions, the number of leased aircraft in our fleet increased by 29 during fiscal 2007, from 82 leased aircraft as at April 30, 2006 to 111 leased aircraft as at April 30, 2007. We also purchased 30 aircraft, disposed of 13 aircraft and lost one aircraft in a helicopter accident. As a result of these purchases, disposals and the aforementioned leasing transactions, the number of owned aircraft in our fleet decreased from 151 as at April 30, 2006 to 144 as at April 30, 2007.

Based on independent appraisals, the estimated fair market value of our owned aircraft fleet was $628.2 million as at April 30, 2007, exceeding its book value by approximately $33.1 million. See page 22, “Competitive Strengths - Retention of Asset Value”. The appraisal surplus has declined from $46.7 million at April 30, 2006 to $33.1 million at April 30, 2007. This decline is attributable primarily to the impact of foreign exchange fluctuations on the translation of the aircrafts’ appraised values.

Lease Obligations

We had entered into aircraft operating leases with 27 lessors on 111 aircraft included in our fleet at April 30, 2007. At inception, our aircraft leases had terms not exceeding 8.5 years. At April 30, 2007, these leases had expiry dates ranging from fiscal 2008 to 2016. The total minimum lease payments under these aircraft operating leases totalled $556.3 million at April 30, 2007. We have options to purchase the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options, but have no commitment to do so. With respect to such leased aircraft, substantially all of the costs to perform inspections, major repairs and overhauls of major components are at our expense. We may either perform this work internally through Heli-One or have the work performed by an external R&O service provider. We had also given guarantees to certain lessors in connection with these aircraft leases. See page 62, “Off-Balance Sheet Arrangements”.

In addition to payment under aircraft operating leases, we had minimum lease payments of $44.6 million for the same periods related to operating lease commitments for buildings, land and other equipment.

For additional details see page 63, “Contractual Obligations” and also Notes 26 and 28 to our fiscal 2007 audited consolidated financial statements.

Commitments to Acquire New Aircraft

As at April 30, 2007, we had ordered and made deposits for a number of aircraft. At April 30, 2007, we had committed to purchase 34 heavy and 37 medium aircraft, most of which are expected to be delivered by the end of fiscal 2009. Total capital committed to these purchases is approximately $837.1 million (US $756.4 million). We also have options to purchase up to 12 additional aircraft over the next five years. We expect that most of these aircraft will be used internally to support continued growth.

Depending on market conditions, we intend to obtain the use of these aircraft through operating leases.

Facilities

We currently operate from approximately 90 bases worldwide, including 17 in Europe, using facilities that include hangars, supply and service centers, engineering support facilities and offices. In Norway, the UK, Canada, the Netherlands and Australia, we generally own the hangars we use in our helicopter operations, which are located primarily on leased airport lands. We generally lease supply and service centers, engineering support facilities and offices from third parties.

The principal properties from which we now conduct our operations are:

			Owned or Leased/Lease Expiration Date
Location	Operations	Buildings (Sq. Feet)	Land	Buildings
Richmond, British Columbia, Canada	Headquarters for Corporate, Global Operations and Heli-One; Repair and Overhaul	80,000	Leased October 1, 2038	Owned
Gander, Newfoundland and Labrador, Canada	CHC Composites Inc. Composites Manufacturer	60,000	Leased July, 2018	Owned
Aberdeen, Scotland	CHC Scotia Limited; Helicopter Operations	42,000	Leased April 16, 2030	Leased April 30, 2016
	CHC Scotia Limited; Terminal Building	25,000	Leased June 30, 2027	Owned
Stavanger, Norway	CHC Helikopter Service AS Helicopter Operations	199,000	Leased March 1, 2012	Owned
	Heli-One (Norway) AS Headquarters; Repair and Overhaul	179,000(i)	Leased April 20, 2010	Owned
Cape Town, South Africa	CHC Africa; Helicopter Operations	142,884	Leased April 30, 2010	Owned
Adelaide, Australia	CHC Australia; Helicopter Operations	10,000	Owned	Owned
Hoofddorp, The Netherlands	CHC Netherlands BV; Heli-One (Netherlands) BV	39,000	Leased	Leased
Den Helder, The Netherlands	CHC Netherlands; Helicopter Operations	5,200	Leased June 30, 2008	Leased June 30, 2008
Delta, British Columbia, Canada(ii)	Future Headquarters for Heli-One and future Repair and Overhaul facilities	240,000	Leased	Owned
Hurst, Texas	Heli-One USA Inc.	30,000	Owned	Owned
(i)	Sub-leased from CHC Helikopter Service AS who leases from Heliwest AS and included within the 199,000 square feet shown in the table above for that company.
(ii)	The building on this property is under construction with occupation expected in February 2008.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

OVERVIEW

Revenue for the fiscal year ended April 30, 2007 was $1,149.1 million, up $152.0 million from revenue of $997.1 million in fiscal 2006 and up $194.9 million from revenue of $954.2 million in fiscal 2005. Net earnings from continuing operations for fiscal 2007 were $41.0 million ($0.90 per share, diluted) compared to $89.7 million ($1.95 per share, diluted) in fiscal 2006 and $46.9 million ($1.03 per share, diluted) in fiscal 2005. Net earnings from continuing operations in fiscal 2006 includes gains from the sale of various long-term investments totalling $32.3 million after-tax.

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

RESULTS OF OPERATIONS

Foreign Exchange

We are a global operator and our financial results are therefore impacted by fluctuations in foreign exchange rates, particularly those with respect to various European currencies and the US dollar. The unfavourable impact of foreign exchange (“FX”) due to rate changes from the prior fiscal year on revenue for fiscal 2007 was approximately $11.0 million. Since financing charges, income tax expense, capital expenditures and debt repayments are also primarily in various European currencies and US dollars, the net impact of FX on net earnings and cash flow is not as significant. Operating income was still negatively impacted by FX of approximately $0.3 million. Our overall approach to managing foreign currency exposures includes identifying and quantifying our currency exposures, utilizing natural hedges where possible and putting in place financial instruments, when considered appropriate, to manage the remaining exposures. In managing this risk, we may use financial instruments including forwards, swaps, and other derivative instruments. Company policy specifically prohibits the use of derivatives for speculative purposes. See page 59, “Liquidity and Capital Resources - Financing Activities”, page 61, “Financial Instruments” and page 13, “Risk Factors - Foreign Exchange Rate Risk.”

Segments

The following discussion provides certain financial and related information about our operating segments and also about our products and services, the geographic areas in which we operate and our major customers. Our objective is to provide information about the different types of business activities in which we engage and the different economic environments in which we operate in order to help users of our consolidated financial statements (i) better understand our performance, (ii) better assess our prospects for future net cash flows and (iii) make more informed judgments about us as a whole. In our efforts to achieve this objective, we provide information about segment revenues, segment EBITDAR and operating income because these financial measures are used by our key decision makers in making operating decisions and assessing performance. For additional information about our segment revenues and segment EBITDAR, including a reconciliation of these measures to our consolidated financial statements, see Note 25 to our fiscal 2007 audited consolidated financial statements.

We report our results under four segments. The primary factors considered in identifying segments are: consistency with our internal operational and management structure, geographic coverage, the type of contracts that are entered into, the type of aircraft that are utilized and information used by our key decision makers to evaluate the results of operations. Our four reporting segments are:

•
The Global Operations segment includes helicopter and fixed-wing flying services for offshore oil and gas and EMS/SAR customers in Australia, Africa, the Middle East, the Americas, Asia and other locations around the world, excluding Europe.

•
The European Operations segment provides offshore oil and gas flying operations from 17 bases in the UK, Norway, Ireland, the Netherlands and Denmark, as well as EMS/SAR and training operations throughout Europe.

•
The Heli-One segment combines our helicopter services support capabilities including repair and overhaul, maintenance, integrated logistics support and aircraft leasing to both internal and external customers. Heli-One operates repair and overhaul facilities located in Norway, Canada, the UK, the US, Australia and Africa. Heli-One also performs composite aerospace component manufacturing.

•	The Corporate and other segment includes corporate head office and other corporate costs in various jurisdictions.

Comparative figures for April 30, 2006 and April 30, 2005 have been reclassified as a result of the classification of Survival-One as discontinued operations as outlined in Note 2 to our fiscal 2007 audited consolidated financial statements and on page 18, “Discontinued operations.”

YEAR ENDED APRIL 30, 2007 COMPARED TO YEAR ENDED APRIL 30, 2006

Revenue

Total revenue for fiscal 2007 was $1,149.1 million, an increase of $152.0 million from revenue of $997.1 million for fiscal 2006. The increase of $152.0 million from fiscal 2006 includes revenue growth of $163.0 million offset by unfavourable FX of $11.0 million. The following are the primary reasons for the change in revenue:

(i)
Excluding the impact of FX, there was a $108.1 million increase in revenue in fiscal 2007 in Global Operations primarily due to increased flying revenue from new and expanded contracts in Australia, South America, Africa and Southeast Asia, as well as increased fixed-wing activity in Nigeria and rate increases on a number of existing contracts.

(ii)
European Operations’ revenue increased by $17.1 million, excluding FX, over fiscal 2006 due to new and renewed contracts and rate increases earned on new aircraft types. These increases were partially offset by the loss of the ConocoPhillips contract in late fiscal 2006 and the impact of aircraft availability issues in fiscal 2007.

(iii)
An increase in external revenue in fiscal 2007 in Heli-One of $37.4 million, excluding FX. This increase was due to increases in both external fleet and R&O revenues. External fleet revenue increased due to incremental lease revenue on a larger third-party leased fleet, including new aircraft lease contracts in Mexico and the US. R&O revenue increased due to an increase in customer flying hours, new PBH contracts in Malaysia and Mexico, part sales increases and an increase in base maintenance activities. Base maintenance activities increased primarily as a result of the consolidation of Heli-Dyne in the US, which was acquired during fiscal 2007, as well as increases in third party base maintenance work performed in Norway and Europe.

By industry sector, the distribution of the year-over-year change in revenue is set forth in the table below:

Revenue Summary by Industry Sector

	Fiscal Year Ended April 30
	2007	2006	Change	2007	2006	Change (i)
Industry Sector	(percentage of total revenue)			(in millions of CDN dollars)
Oil and Gas	69.9%	69.9%	-	$803.4	$696.7	$106.7
Repair and Overhaul	13.9%	13.2%	0.7%	159.3	131.5	27.8
EMS/SAR	7.0%	8.3%	(1.3)%	80.7	82.7	(2.0)
Other	6.4%	6.1%	0.3%	73.3	61.4	11.9
Passenger Transportation	2.3%	1.8%	0.5%	26.8	18.0	8.8
Training	0.5%	0.7%	(0.2)%	5.6	6.8	(1.2)
Total	100.0%	100.0%	-	$1,149.1	$997.1	$152.0

(i)
The $106.7 million increase in revenue in the oil and gas sector was due primarily to growth in Global Operations and European Operations offset partially by unfavourable FX. The $27.8 million increase in repair and overhaul revenue was primarily due to an increase in customer flying hours, increased base maintenance activities in Norway and Europe and the acquisition of Heli-Dyne in the US during the year, partially offset by unfavourable FX.

The table below provides a summary of segment revenue by quarter for fiscal 2007 and 2006:

Revenue Summary by Quarter
(in millions of Canadian dollars)

Period		Global Operations	European Operations	Total Flying Segments	Heli-One	Corporate & Other	Total
Fiscal 2007	Q1	$91.8	$132.9	$224.7	$38.4	$-	$263.1
	Q2	97.8	131.7	229.5	43.3	0.2	273.0
	Q3	119.7	135.5	255.2	45.5	0.1	300.8
	Q4	118.7	139.8	258.5	53.5	0.2	312.2
		$428.0	$539.9	$967.9	$180.7	$0.5	$1,149.1

Fiscal 2006	Q1	$76.0	$133.6	$209.6	$33.4	$-	$243.0
	Q2	79.5	138.5	218.0	34.5	(0.1)	252.4
	Q3	86.6	126.0	212.6	40.8	0.1	253.5
	Q4	88.8	122.3	211.1	37.0	0.1	248.2
		$330.9	$520.4	$851.3	$145.7	$0.1	$997.1

We derive our flying revenue from both fixed and variable charges. Approximately 45% of our fiscal 2007 flying revenue (fiscal 2006 - 51%) was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remainder was generated by fixed monthly charges. Because of the significant fixed charge component of our flying revenue mix, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenues, they remain a good measure of the level of activity and fleet utilization. The following two tables provide, respectively, a quarterly summary of our flying hours and a summary of our flying revenue hourly vs. fixed mix for fiscal 2007 and 2006, in each case by segment.

Flying Hours

		Flying Hours			Number of Aircraft at Period End
Period		Global Operations	European Operations	Total	Global Operations	European Operations	Heli-One	Total
Fiscal 2007	Q1	19,502	24,240	43,742	132	76	44	252
	Q2	20,981	23,256	44,237	128	77	43	248
	Q3	21,547	21,556	43,103	128	75	47	250
	Q4	22,177	21,956	44,133	145	76	34	255
		84,207	91,008	175,215

Fiscal 2006	Q1	16,262	23,713	39,975	127	77	14	218
	Q2	17,042	25,968	43,010	128	71	27	226
	Q3	18,854	23,764	42,618	131	72	27	230
	Q4	17,701	22,026	39,727	131	72	30	233
		69,859	95,471	165,330

Flying Revenue Mix - Hourly vs. Fixed
(in millions of Canadian dollars)

	Hourly		Fixed		Total
Segment	Fiscal 2007	Fiscal 2006	Fiscal 2007	Fiscal 2006	Fiscal 2007	Fiscal 2006
Global Operations	$114.1	$97.2	$260.6	$210.7	$374.7	$307.9
European Operations	282.4	311.0	231.9	186.2	514.3	497.2
	$396.5	$408.2	$492.5	$396.9	$889.0	$805.1

We utilize primarily heavy aircraft in our European Operations segment and medium aircraft in our Global Operations segment. As illustrated in the table below, the overall mix of revenue by aircraft type remained relatively consistent from fiscal 2006 to fiscal 2007.

Flying Revenue Mix - Aircraft Type
(in millions of Canadian dollars)

	Fiscal 2007					Fiscal 2006
Segment	Heavy	Medium	Light	Fixed Wing	Total	Heavy	Medium	Light	Fixed Wing	Total
Global Operations	$87.8	$242.1	$0.9	$43.9	$374.7	$70.0	$204.8	$2.5	$30.6	$307.9
European Operations	378.2	136.1	-	-	514.3	369.7	127.5	-	-	497.2
Total Flying
Revenue	$466.0	$378.2	$0.9	$43.9	$889.0	$439.7	$332.3	$2.5	$30.6	$805.1
Total %	52.5%	42.5%	0.1%	4.9%	100.0%	54.6%	41.3%	0.3%	3.8%	100.0%

Aberdeen Airport Ltd. in the UK no longer reports monthly passenger traffic for all helicopter operations in Aberdeen, Scotland. Therefore, we are no longer able to provide this information.

Direct Costs

Direct costs for fiscal 2007 increased by $136.2 million to $924.7 million from $788.5 million in fiscal 2006. The increase from fiscal 2006 is primarily due to an increase in variable costs incurred to support revenue growth.

General and Administration Costs

General and administration costs for fiscal 2007 increased by $15.5 million to $43.4 million from $27.9 million for fiscal 2006. The increase of $15.5 million from fiscal 2006 is due primarily to $8.9 million incurred during fiscal 2007 relating to our SOX Section 404 project. In addition, contract settlement costs of $3.1 million were incurred during the year and there was an increase in professional fees of $7.4 million relating to external audit, consulting and other fee increases. These increases are partially offset by a reduction in variable compensation costs of $1.7 million and a reduction in claim reserves for various insured risks of $1.3 million compared to fiscal 2006.

Amortization

Amortization expense increased $9.8 million to $65.3 million in fiscal 2007 from $55.5 million in fiscal 2006. The increase in amortization is due to an increase in spares (rotables), base maintenance capitalized cost and the increased value of aircraft in the fleet.

Restructuring Costs

During the year ended April 30, 2007, we reversed $2.3 million of previously expensed restructuring costs as the liability was determined no longer necessary. During the year ended April 30, 2006, we expensed $16.2 million in connection with restructuring activities. Restructuring costs were comprised of severance, termination, relocation, planning, consulting and benefit adjustments.

Loss on Disposal of Assets

During fiscal 2007 we disposed of property and equipment, primarily aircraft (see page 30, “Property and Equipment” and page 60, “Liquidity and Capital Resources - Investing Activities”), and received net proceeds of $318.3 million, resulting in a net loss of $3.0 million and a deferred gain of $29.5 million. The latter related primarily to the 28 aircraft sale-leaseback transactions that occurred during the year. The $3.0 million loss primarily related to the sale of seven helicopters during the second quarter at a combined loss of $1.6 million. The majority of this loss related to one heavy helicopter. As well, during the second quarter, we divested of a small non-core parts trading business originally acquired as part of the Schreiner acquisition, for a loss of approximately $0.7 million.

Operating Income

Operating income increased by $6.0 million to $115.1 million in fiscal 2007 from $109.1 million in fiscal 2006. The increase from fiscal 2006 was due primarily to a $28.3 million (excluding FX) increase in the Global Operations segment and an $8.2 million (net of FX) increase in the Heli-One segment. These increases are partially offset by a decrease in the European Operations segment of $22.3 million (excluding FX) and an increase in Corporate costs of $15.1 million (net of FX).

Financing Charges

Financing charges for the fiscal year ended April 30, 2007 totalled $58.3 million compared to $53.0 million in fiscal 2006. The increase in financing charges from fiscal 2006 is primarily due to an increase in interest on debt obligations of $8.4 million, partially offset by other interest income of $2.9 million in fiscal 2007.

(in millions of Canadian dollars)	2007	2006
Interest on debt obligations	$51.9	$43.5
Amortization of deferred financing costs	1.4	1.6
Foreign exchange losses	8.2	6.2
Release of currency translation adjustment	(0.3)	2.6
Other interest income	(2.9)	(0.9)
Total	$58.3	$53.0

The average rate on our variable-rate senior credit facilities during fiscal 2007 was 5.8% compared to 4.4% in fiscal 2006. In addition to higher effective interest rates on the senior credit facility borrowings, interest on long-term debt increased due to higher average borrowings primarily for capital expenditures and increased working capital in fiscal 2007 compared to fiscal 2006.

Gain on Sale of Long-term Investments

Gain on sale of long-term investments in fiscal 2006 included a $15.7 million gain from the sale of our interest in Inversiones Aereas SL (“Inaer”) and a $21.8 million gain from the sale of our interest in Canadian Helicopters Limited (“CHL”) and other long-term investments.

Equity Earnings of Associated Companies and Non-Controlling Interest

Equity earnings of associated companies and non-controlling interest decreased by $5.5 million to $1.1 million in fiscal 2007 from $6.6 million in fiscal 2006. The decrease is due to the sale of our 38% equity ownership in Inaer and our 41.75% interest in CHL during fiscal 2006.

Income Taxes

We had an income tax provision of $16.8 million in fiscal 2007 compared to $10.5 million in fiscal 2006. This provision was comprised of the following:

(in millions of Canadian dollars)	2007	2006
Earnings from continuing operations before income taxes	$57.8	$100.2
Combined Canadian federal and provincial statutory income tax rate	34%	34%
Income tax provision calculated at statutory rate	(19.7)	(34.1)
(Increase) decrease in income tax provision resulting from:
Rate differences in various jurisdictions	12.9	13.5
Effect of change in tax law	(1.3)	(0.2)
Non-deductible items	(0.6)	(1.2)
Large corporations tax	-	(0.5)
Other foreign taxes	(7.8)	(3.5)
Non-taxable portion of capital gains	0.6	13.6
Non-taxable income	1.9	2.7
Valuation allowance	0.7	(0.3)
Other	(3.5)	(0.5)
Income tax provision	$(16.8)	$(10.5)

During fiscal 2007, legislation was enacted in Canada to reduce the federal corporate income tax rate from 22.12% to 19% in phased reductions over the period 2008 to 2010. As a result, we adjusted the value of our future income tax assets related to losses carried forward and other temporary differences in Canada by $1.2 million.

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

We have accumulated approximately $153.7 million in non-capital tax losses of which $72.9 million is available to reduce future Canadian income taxes otherwise payable and $80.8 million is available to reduce future income taxes otherwise payable in other foreign jurisdictions. If unused, these losses will expire as follows:

(in millions of Canadian dollars)
2008	$5.1
2009	8.9
2014	3.0
2015	19.3
2026	33.0
2027	4.2
Indefinitely	80.2
$153.7

Net Earnings from Continuing Operations

Net earnings from continuing operations for fiscal 2007 were $41.0 million ($0.90 per share, diluted), a decrease of $48.7 million from $89.7 million ($1.95 per share, diluted) in fiscal 2006. The decrease from fiscal 2006 was primarily the result of the gains on sale of long-term investments during fiscal 2006 of $37.5 million and a reduction in equity earnings of associated companies of $5.5 million. In addition, a higher tax provision of $6.3 million and increased financing charges of $5.3 million contributed to the overall decrease.

Net Loss from Discontinued Operations

Net earnings from discontinued operations for fiscal 2007 were $2.2 million ($0.05 per share, diluted) compared to $1.0 million for fiscal 2006 ($0.02 per share, diluted). The increase is primarily due to an increase in survival suit sales and repairs for Survival-One during fiscal 2007.

Extraordinary Item

During fiscal 2007, we acquired Heli-Dyne. See page 17, “Acquisitions“. The purchase price was allocated based on the fair value of the net identifiable assets acquired. This allocation resulted in negative goodwill, which was allocated to the fair value of the long-term assets acquired and the remaining excess of $0.8 million ($0.02 per share, diluted) was recorded as an extraordinary gain.

Net Earnings

Net earnings decreased by $46.7 million to $44.0 million ($0.97 per share, diluted) in fiscal 2007 compared to $90.7 million ($1.97 per share, diluted) in fiscal 2006. This reflects a $48.7 million decrease in net earnings from continuing operations, partially offset by an increase of $1.2 million in net earnings from discontinued operations and an extraordinary gain of $0.8 million recognized in fiscal 2007.

Quarterly Information

The table below provides a summary of our revenue, net earnings from continuing operations, net earnings, total assets, total long-term financial liabilities, cash dividends per share, net earnings per share from continuing operations and net earnings per share for each quarter of fiscal 2007 and 2006. All information has been reclassified for the classification of Survival-One as discontinued operations as outlined in Note 2 to our fiscal 2007 audited consolidated financial statements.

Fiscal 2007	Revenue	Net earnings from continuing operations	Net earnings	Total assets	Total long-term financial liabilities	Cash dividends per share	Net earnings per share from continuing operations		Net earnings per share
	(in millions of Canadian dollars)					declared	Basic	Diluted	Basic	Diluted
Q1	$263.1	$9.0	$8.8	$1,838.2	$1,043.4	$-	$0.21	$0.20	$0.21	$0.19
Q2	273.0	8.3	8.9	1,839.0	1,018.2	0.50	0.20	0.18	0.21	0.20
Q3	300.8	12.0	12.8	2,012.6	877.6	-	0.28	0.26	0.30	0.28
Q4	312.2	11.7	13.5	2,102.2	842.7	-	0.28	0.26	0.32	0.30
Total	$1,149.1	$41.0	$44.0			$0.50	$0.97	$0.90	$1.04	$0.97

Fiscal 2006
Q1	$243.0	$18.8	$19.2	$1,669.8	$975.2	$-	$0.45	$0.41	$0.46	$0.42
Q2	252.4	39.2	39.2	1,675.1	939.1	0.40	0.93	0.85	0.93	0.85
Q3	253.5	21.4	21.5	1,685.6	945.8	-	0.51	0.47	0.51	0.47
Q4	248.2	10.3	10.8	1,686.1	911.7	-	0.25	0.22	0.26	0.23
Total	$997.1	$89.7	$90.7			$0.40	$2.14	$1.95	$2.16	$1.97

There is some impact of seasonality in the quarterly results in the foregoing table. The seasonal variations are due primarily to variations in the activity levels of our oil and gas industry customers’ exploration and development activities. Poor weather in the North Sea can inhibit flying during the winter months. In the current fiscal year poor weather conditions in December and January prevented flying activity for a number of days resulting in a temporary reduction in activity.

Foreign exchange has had a significant impact on quarterly revenue levels on a year-over-year basis. Quarterly revenues in fiscal 2007, in comparison to quarterly revenues for fiscal 2006, have been impacted by foreign exchange in the following amounts: Q1-$(22.3) million, Q2-$(9.3) million, Q3-$3.4 million and Q4-$17.2 million.

Quarterly revenue, net earnings from continuing operations and net earnings in the table above were impacted by the following significant items that affect their comparability (not all variances are listed, including variances from restructuring and debt settlement costs):

(i)	Results for Q2 of fiscal 2006 included a pre-tax gain of $21.8 million for the sale of the Company’s remaining interest in CHL and other long-term investments.
(ii)	Results for Q3 of fiscal 2006 included a pre-tax gain of $15.7 million for the sale of the Company’s equity interest in Inaer.
(iii)	Results for Q1 of fiscal 2007 included aircraft introduction costs of approximately $5.5 million in support of future growth.
(iv)
Results for Q2 of fiscal 2007 included foreign exchange losses of approximately $6.6 million relating to various items including repatriation of cash to Canada, internal financing arrangements between subsidiaries of the Company in currencies other than their functional currencies, and short-term imbalances in third-party trade and other balances in the Company’s Norwegian and South African subsidiaries.

(v)	Results for Q3 of fiscal 2007 included revenue on the sale of an aircraft of approximately $13.0 million.
(vi)	Results for Q4 of fiscal 2007 included aircraft introduction costs of $5.1 million in support of continued growth.

REVIEW BY SEGMENT

The following table provides annual external revenue, segment EBITDAR(iv), segment EBITDA(iv) and operating income variance analysis between fiscal 2007 and 2006 for our segments. The numbers in this analysis are referred to in the review of each operating segment that follows the table.

Segment Revenue from External Customers - Variance Analysis
(in thousands of Canadian dollars)

	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2006 (i)	$330,877	$520,367	$145,668	$175	N/A	$997,087
Foreign exchange impact (ii)	(11,007)	2,468	(2,453)	13	N/A	(10,979)
Revenue increase (decrease)	108,086	17,086	37,398	429	N/A	162,999
Year ended April 30, 2007	$427,956	$539,921	$180,613	$617	N/A	$1,149,107

Total revenue increase	$97,079	$19,554	$34,945	N/A	N/A	$152,020
% increase	29.3%	3.8%	24.0%	N/A	N/A	15.2%
% increase excluding FX	32.7%	3.3%	25.7%	N/A	N/A	16.3%

Segment EBITDAR(iv) Variance Analysis
(in thousands of Canadian dollars)

	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2006 (i)	$90,922	$107,481	$229,475	$(27,662)	$(154,049)	$246,167
Foreign exchange impact (ii)	(3,183)	(3,679)	1,302	1,428	-	(4,132)
Segment EBITDAR increase (decrease)	47,392	(8,460)	42,397	(15,104)	(26,808)	39,417
Year ended April 30, 2007	$135,131	$95,342	$273,174	$(41,338)	$(180,857)	$281,452

Segment EBITDAR margin (iii)
- Last year	27.5%	20.7%	45.8%	N/A	N/A	24.7%
- This year	31.6%	17.7%	47.7%	N/A	N/A	24.5%
Total Segment EBITDAR increase (decrease)	$44,209	$(12,139)	$43,699	$(13,676)	$(26,808)	$35,285
% increase (decrease)	48.6%	(11.3%)	19.0%	(49.4%)	N/A	14.3%
% increase (decrease) excluding FX	52.1%	(7.9%)	18.5%	(54.6%)	N/A	16.0%

Segment EBITDA(iv) Variance Analysis
(in thousands of Canadian dollars)

	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2006 (i)	$7,706	$31,857	$168,790	$(27,662)	$-	$180,691
Foreign exchange impact (ii)	(1,366)	(3,792)	4,266	1,416	-	524
Segment EBITDA increase (decrease)	27,811	(25,830)	12,901	(15,092)	-	(210)
Year ended April 30, 2007	$34,151	$2,235	$185,957	$(41,338)	$-	$181,005

Segment EBITDA margin (iii)
- Last year	2.3%	6.1%	33.7%	N/A	N/A	18.1%
- This year	8.0%	0.4%	32.5%	N/A	N/A	15.8%
Total Segment EBITDA increase (decrease)	$26,445	$(29,622)	$17,167	$(13,676)	$-	$314
% increase (decrease)	343.2%	(93.0%)	10.2%	(49.4%)	N/A	0.2%
% increase (decrease) excluding FX	360.9%	(81.1%)	7.6%	(54.6%)	N/A	(0.1%)

Segment Operating Income Variance Analysis
(in thousands of Canadian dollars)

	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2006 (i)	$2,913	$24,721	$116,297	$(34,865)	N/A	$109,066
Foreign exchange impact (ii)	(1,133)	(3,736)	3,196	1,391	N/A	(282)
Operating income increase (decrease)	28,271	(22,275)	8,212	(7,936)	N/A	6,272
Year ended April 30, 2007	$30,051	$(1,290)	$127,705	$(41,410)	N/A	$115,056

Total operating income increase (decrease)	$27,138	$(26,011)	$11,408	$(6,545)	N/A	$5,990
% increase (decrease)	931.6%	(105.2%)	9.8%	(18.8%)	N/A	5.5%
% increase (decrease) excluding FX	970.5%	(90.1%)	7.1%	(22.8%)	N/A	5.8%

(i)	Comparative figures have been reclassified for the classification of Survival-One as discontinued operations as outlined in Note 2 to our fiscal 2007 audited consolidated financial statements.
(ii)
Includes both the foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”) and the foreign exchange on the translation of foreign currency denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

(iii)	Segment EBITDAR and segment EBITDA as a percent of revenue from external customers except for the Heli-One segment, which is a percent of total revenue.
(iv)	See Note 25 to our fiscal 2007 audited consolidated financial statements.

Global Operations

The Global Operations segment consists of flying operations in Australia, Africa, the Middle East, the Americas, Asia and in other locations around the world, serving offshore oil and gas, EMS/SAR and other industries.

Revenue for fiscal 2007 was $428.0 million, an increase of $97.1 million from revenue of $330.9 million in fiscal 2006. The increase included revenue growth of $108.1 million, partially offset by an unfavourable FX impact of $11.0 million. The $108.1 million revenue increase was due to increased flying activity from new and expanded contracts in Australia, South America, Africa and Southeast Asia for both oil and gas and EMS/SAR customers, increased fixed-wing activity in Nigeria, additional ad hoc work in Africa and rate increases on a number of existing contracts. Total flying hours increased from 69,859 in fiscal 2006 to 84,207 in fiscal 2007, representing growth of 14,348 hours or 21%. During the second quarter of fiscal 2007, Global Operations purchased an aircraft with the intention of selling the aircraft to a third party. The sale of the aircraft occurred in the third quarter and generated revenue of approximately $13.0 million.

Segment EBITDAR for fiscal 2007 was $135.1 million, which is an increase of $44.2 million from segment EBITDAR of $90.9 million in fiscal 2006. This increase included segment EBITDAR growth of $47.4 million, partially offset by an unfavourable FX impact of $3.2 million. The segment EBITDAR increase is due to an increase in revenue and segment EBITDAR margins. Segment EBITDAR margins for Global Operations increased from 27.5% in fiscal 2006 to 31.6% in fiscal 2007 due to rate increases on a number of contracts as a result of the introduction of new aircraft and a net decrease of $15.6 million in provisions on trade receivables that have been collected.

Global Operations has added 26 aircraft to its fleet since fiscal 2006, which is partially offset by aircraft returned to Heli-One for re-deployment and the sale of light aircraft in the second quarter of fiscal 2007. During fiscal 2007, Global Operations expensed $3.6 million (fiscal 2006 - $3.8 million) in aircraft introduction costs. This is significantly lower than the aircraft introduction costs incurred by European Operations. The cost of introducing aircraft is not as significant for Global Operations as it is for European Operations for numerous reasons including the fact that most of these new aircraft are Sikorsky S76C++ aircraft, which are an advancement from previous S76 models but do not represent completely new aircraft types like the Sikorsky S92 and AgustaWestland AW139. New aircraft types require significant introduction costs primarily due to the training of personnel and serviceability issues related to unplanned maintenance and modification requirements. Global Operations experienced less aircraft down-time due to training as new crews were hired specifically to operate these new aircraft types. Global Operations’ contracts typically result in lower utilization of aircraft, reducing the frequency of maintenance requirements. Global Operations’ aircraft flew an average of 581 hours per aircraft during fiscal 2007, while European Operations flew an average of 1,197 hours per aircraft in the same period. As such, Global Operations has been able to introduce numerous aircraft during the year without a significant financial impact.

Operating income for fiscal 2007 was $30.0 million, an increase of $27.1 million from operating income of $2.9 million in fiscal 2006. This increase was due primarily to a an increase in segment EBITDAR, partially offset by an unfavourable FX impact of $1.1 million and an increase in lease costs of $17.8 million due to an increased number and higher value aircraft used by Global Operations on new and expanded contracts.

At April 30, 2007, there were 145 aircraft in this segment, consisting of 27 heavy, 97 medium, one light and 20 fixed-wing aircraft. This represents an increase of 14 aircraft since the start of the fiscal year, which is related to increased activity in the Global Operations segment in fiscal 2007. The fleet deployed in this segment consists primarily of medium aircraft such as Sikorsky S76 models and AgustaWestland AW139 aircraft, but also includes a number of heavy aircraft, including the Eurocopter Super Puma, the Sikorsky S61N and the Sikorsky S92.

Approximately 87% of flying revenue in the segment was derived from long-term contracts. The major customers in this segment included Amerada Hess, ExxonMobil, Unocal, Chevron, bp, Shell, Premier, Phillips, Soekor, Sonair, the Ambulance Service of New South Wales, the Royal Australian Air Force, Victoria Police, the United Nations, Encana and United Helicharters.

During and subsequent to fiscal 2007 Global Operations was awarded the following new contracts and contract renewals:

•	through BHS, a five-year contract for the provision of eight Sikorsky S76C+ helicopters in support of Petrobras’ operations in the Brazilian offshore sector.
•
a seven-year (plus three years of extension options) EMS contract with the Ambulance Service of New South Wales for the provision of five aircraft in the Greater Sydney area. The contract commenced in late fiscal 2007 and calls for AgustaWestland AW139 and Eurocopter EC145 aircraft.

European Operations

The European Operations segment consists primarily of flying operations in the UK, Norway, Ireland, the Netherlands and Denmark, mainly serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea, as well as EMS/SAR services throughout Europe.

Revenue for fiscal 2007 was $539.9 million, an increase of $19.5 million from revenue of $520.4 million earned in fiscal 2006. This increase was attributable to an increase of $17.1 million in revenue and a favourable FX impact of $2.4 million. Revenue increased due to new contracts with Marathon, Nexen, Perenco UK Limited, Total E&P Nederland BV, Wintershall Noordszee BV, PetroCanada Netherlands BV and Tullow Oil, as well as an increase in flying hours on existing contracts and increased ad hoc work. In addition, rate increases on new aircraft types have contributed to increased revenue. These increases are partially offset by a decrease in flying hours and the loss of the ConocoPhillips contract during fiscal 2006. The loss of the ConocoPhillips contract resulted in reduced revenue but did not result in a corresponding reduction in costs as crews were retained to train and fly on new contracts commencing in future periods. Flying hours decreased by 4,463 hours to 91,008 hours in fiscal 2007 compared to 95,471 hours in fiscal 2006. This decrease is largely due to aircraft serviceability issues on certain new aircraft types experienced by European Operations throughout fiscal 2007, discussed further below.

Segment EBITDAR for fiscal 2007 was $95.3 million, down $12.2 million from segment EBITDAR of $107.5 million in fiscal 2006. This decrease was due primarily to reduced segment EBITDAR of $8.5 million due to serviceability issues on certain new aircraft types and aircraft introduction costs and an unfavourable FX impact of $3.7 million. These decreases are partially offset by segment EBITDAR earned on increased revenue. Segment EBITDAR margins decreased from 20.7% in fiscal 2006 to 17.7% in fiscal 2007. Fiscal 2007 margins were negatively impacted by significant aircraft introduction costs incurred during the year and serviceability issues on certain new aircraft types.

European Operations has added seven aircraft to its fleet since fiscal 2006, which is partially offset by aircraft returned to Heli-One for redeployment. Most of the aircraft added to the fleet are new aircraft types including the AgustaWestland AW139 and Sikorsky S92. The introduction of new aircraft types to meet the requirements of new and existing customers has resulted in aircraft introduction costs of approximately $7.8 million (fiscal 2006 - $4.4 million) expensed during fiscal 2007 primarily relating to the training of personnel for upcoming contracts, including the Statoil contract in Norway, which will generate revenue in the first quarter of fiscal 2008. The cost of introducing aircraft has been significant for European Operations as a result of the new technology aircraft types introduced and the requirement to type-convert and align existing crews on these aircraft.

European Operations has also experienced a high amount of scheduled and unscheduled maintenance on new and older aircraft during fiscal 2007. This maintenance resulted in customer penalties and reduced revenue as aircraft were unable to operate on contract. The segment EBITDAR impact of aircraft availability issues for fiscal 2007 totalled approximately $8.5 million. Even though it is normal that new aircraft types have a lower rate of availability during the introduction period, the current performance of these new types continues to be below expectations. The availability rate on these aircraft did improve in the fourth quarter of fiscal 2007 and is expected to continue to improve in future periods. The Company continues to work with manufacturers to remedy serviceability issues on new technology aircraft by increasing spare parts production and improving technical support.

During fiscal 2007, European Operations experienced an operating loss of $1.3 million, which is a decrease of $26.0 million from operating income of $24.7 million in fiscal 2006. This decrease is due to a reduction in segment EBITDAR, increased lease costs of $17.5 million and an unfavourable FX impact of $3.7 million. Lease costs increased due to the addition of higher value, technologically advanced aircraft in the European Operations fleet and short-term lease costs incurred on aircraft required to address serviceability issues and other related costs.

At April 30, 2007 there were 76 aircraft in this segment, consisting of 48 heavy and 28 medium aircraft. Included in the heavy aircraft were 34 Super Pumas, including 16 Super Puma MkIIs and five Sikorsky S92 aircraft.

During fiscal 2007, European Operations lost one AS365N medium aircraft in a helicopter accident off the west coast of England. The cause of the accident has not yet been ascertained as it is still under investigation by the Air Accidents Investigation Branch.

In fiscal 2007, approximately 70% of flying revenue in this segment was derived from long-term contracts. The major customers in this segment during fiscal 2007 included Apache, bp, TotalFinaElf, Maersk, Statoil, Nexen, Marathon, Tullow Oil, Perenco UK Limited and the Irish Coast Guard.

During and subsequent to fiscal 2007 European Operations was awarded the following new contracts and contract renewals:

•	a contract renewal by the Irish Minister for Transport for the continued provision of marine SAR services in Ireland from July 2007 to July 2010, plus three option years.
•	a three-year contract and two five-year contracts by Statoil for the provision of helicopter services in the Norwegian sector of the North Sea commencing in mid-2007.
•
a four-year contract renewal by Apache North Sea Limited for the provision of helicopter services in support of Apache’s offshore operations. The contract commenced on September 1, 2006 and is supported by a Sikorsky S92 aircraft.

•
a three-year contract (plus two option years) by TOTAL E&P Norge AS for the provision of helicopter transportation services from Stavanger and Kristiansund, Norway, commencing in early 2008. A Eurocopter EC225 will be deployed on the contract. The contract is expected to generate annual revenue of approximately $9.0 million.

•
two major contracts by Statoil ASA, Norway for provision of helicopter services in the Norwegian Sea. The Company believes that this is the largest bundle of helicopter services contracts ever awarded, with a total value of approximately $1.1 billion, over the fixed and option periods. The contract details are as follows:

(i)
A five-year contract for the provision of five Sikorsky S92 and two Eurocopter EC225 aircraft in support of Statoil's offshore operations based out of Floroe and Bergen, Norway, plus an additional back-up Eurocopter AS332L2 in Bergen. The operation in Floroe will commence in June 2009 and the contract in Bergen in January 2010. The contract includes options for up to four additional years.

(ii)
A seven-year contract for the provision of two all-weather Search and Rescue EC225 aircraft. One helicopter will be based at Statoil's Statfjord field in the North Sea, and the other in Bergen as back-up for this service. Commencing in March 2009, the contract includes options for up to four additional years.

•
a five-year contract renewal by Statoil for the provision of helicopter services in support of Statoil’s offshore operations. The contract will commence on July 1, 2009 and is anticipated to generate up to $170 million over the five-year extension period.

•
a five-year contract renewal by GDF Production Nederland BV in Den Helder. The contract was renewed in June 2007 and is expected to generate revenue of approximately $55 million over the five-year extension period.

Heli-One

The Heli-One segment includes helicopter repair and overhaul facilities in Norway, Canada, Australia, Africa, the US and the UK, providing helicopter repair and overhaul services for our fleet and for a growing external customer base in Europe, Asia and North America. As well, Heli-One performs composite aerospace component manufacturing.

The following table provides annual financial information on Heli-One fleet and R&O activities (without adjusting for the impact of FX).

	Heli-One Activities
	Fiscal Year Ended April 30,
	(in thousands of Canadian dollars)
	Fleet		R&O		Total
	2007	2006	2007	2006	2007	2006
Revenue
External
PBH/R&O	$-	$-	$130,878	$106,104	$130,878	$106,104
Lease	21,338	12,882	-	-	21,338	12,882
Other (i)	-	-	28,397	26,682	28,397	26,682
Total	21,338	12,882	159,275	132,786	180,613	145,668
Internal
PBH/R&O	-	-	210,098	194,915	210,098	194,915
Lease	181,200	150,855	-	-	181,200	150,855
Other (i)	-	-	222	9,243	222	9,243
Total	181,200	150,855	210,320	204,158	391,520	355,013
Total Revenue	202,538	163,737	369,595	336,944	572,133	500,681

Direct costs (ii)	(18,839)	(19,872)	(280,120)	(251,334)	(298,959)	(271,206)
Segment EBITDAR (ii)	183,699	143,865	89,475	85,610	273,174	229,475
Segment EBITDAR margin	90.7%	87.9%	24.2%	25.4%	47.7%	45.8%
Aircraft lease and associated costs (ii)	(87,217)	(60,685)	-	-	(87,217)	(60,685)
Segment EBITDA (ii)	$96,482	$83,180	$89,475	$85,610	185,957	168,790
Segment EBITDA margin	47.6%	50.8%	24.2%	25.4%	32.5%	33.7%
Amortization					(56,474)	(44,363)
Restructuring (costs) recovery					991	(7,445)
Loss on disposal of assets					(2,769)	(685)
Operating income					$127,705	$116,297

(i)	Other consists of Composites, Heli-One Components B.V. and the recently sold trading surplus business.
(ii)	See Note 25 to our fiscal 2007 audited consolidated financial statements.

Heli-One’s third-party revenue for fiscal 2007 was $180.6 million, of which approximately 49% was derived from long term contracts, compared to $145.7 million in fiscal 2006. The $34.9 million increase in third-party revenue was due to increases in both fleet and R&O revenue totalling $37.4 million, partially offset by an unfavourable FX impact of $2.5 million. External fleet revenue has increased $8.5 million (without adjusting for the impact of FX) due to incremental lease revenue on a larger fleet, including new leasing contracts in Mexico and the US. External R&O revenue has increased by $26.5 million (without adjusting for the impact of FX) due to an increase in customer flying hours, new PBH contracts in Malaysia and Mexico, part sales increases and an increase in base maintenance activities. Base maintenance activities increased primarily as a result of the consolidation of Heli-Dyne, which was acquired during fiscal 2007, as well as increases in third-party base maintenance work performed in Norway and Europe.

Heli-One’s internal revenues have increased by $36.5 million to $391.5 million in fiscal 2007 from $355.0 million in fiscal 2006. This increase is due to increases in both internal fleet leasing and R&O revenue. Internal fleet revenue has increased by $30.3 million, due to incremental revenue on an increase in the number and value of aircraft deployed by European Operations and Global Operations. Internal R&O revenue has increased by $6.2 million due to PBH earned on increased flying hours. Internal revenues are expected to continue to grow as Global Operations and European Operations deploy more aircraft and increase flying activity.

Segment EBITDAR for fiscal 2007 was $273.2 million, an increase of $43.7 million from segment EBITDAR of $229.5 million in fiscal 2006. This increase was due to increased EBITDAR of $42.4 million earned on increased activity and a favourable FX impact of $1.3 million. Segment EBITDAR from fleet leasing has increased by $39.8 million due to an increase in the number and value of aircraft in the fleet compared to fiscal 2006. Segment EBITDAR from R&O has increased by $3.9 million, primarily due to an increase in revenue, an increase in external work at improved margins and a reduction in maintenance costs primarily due to an estimated $4.0 million net credit on the planned exit from a third-party PBH maintenance program. These increases are partially offset by the sale of a non-core parts trading business during fiscal 2007. In fiscal 2006, this business contributed segment EBITDAR of $1.8 million. The development of the Boundary Bay R&O facility and expansion of in-house capabilities may result in the exit from other third-party PBH maintenance programs in the future.

Segment EBITDAR margins have improved from 45.8% in fiscal 2006 to 47.7% in fiscal 2007. This increase is due to improved margins on external R&O work and a reduction in maintenance costs as noted above.

The number of aircraft in the Heli-One fleet has increased by four aircraft to 34 aircraft at April 30, 2007 compared to fiscal 2006. The increase is due to the addition of aircraft to the fleet that are not yet deployed in the flying operations as the aircraft are undergoing post-delivery modifications and an increase in the number of aircraft leased to third-parties. Of the 34 aircraft in the Heli-One fleet, five aircraft are undergoing post-delivery modifications, two are undergoing major inspections, 19 aircraft are leased to third parties and eight aircraft are available for sale.

Operating income for fiscal 2007 was $127.7 million, an increase of $11.4 million from operating income of $116.3 million in fiscal 2006. This increase was due primarily to an increase in segment EBITDAR and a favourable FX impact of $3.2 million. These increases are partially offset by an increase in external lease charges of $30.1 million and an increase in amortization of $12.1 million. Amortization increased over fiscal 2006 due to an increase in spares (rotables), base maintenance capitalized costs and the increased value of aircraft in the fleet. External lease charges increased due to an increase in the percentage of leased aircraft in the fleet and an increase in the interest component of lease expense.

We continue to develop our Heli-One operations in anticipation of growth opportunities in this segment. We have 71 aircraft (34 heavy and 37 medium aircraft) on order, expected to be delivered over the next five years. We expect that the majority of these aircraft will be used internally to support continued growth. Significant opportunities also exist from the continued development of Heli-One’s North American R&O facilities through the establishment of the 240,000 square foot R&O facility at Boundary Bay Airport in Delta, BC, Canada expected to be completed in the fourth quarter of fiscal 2008 and the acquisition of Heli-Dyne in the US during fiscal 2007.

During and subsequent to fiscal 2007 Heli-One announced the following contracts and contract renewals:

•
a five-year helicopter lease and maintenance contract, plus two option years, with AB Norrlandsflyg of Sweden commencing in January 2008. Heli-One will provide Norrlandsflyg with two new Sikorsky S76C++ helicopters in SAR configuration and will support the helicopters’ major components through a PBH maintenance agreement. Norrlandsflyg will operate the aircraft in a SAR capacity for the Swedish Maritime Agency.

•	contracts with major European Air Forces as follows:

(i)	Modifications to twelve Royal Norwegian Air Force Bell 412SP helicopters and upgrades to a further six 412 helicopters form SP to HP models. Work will be carried out in 2007 and 2008.
(ii)	S61A fleet support for Royal Danish Air Force, including C-inspections, component repair and overhaul, and personnel support.
(iii)	Phase inspections on two Royal Netherlands Air Force AS532U1 Cougar helicopters (with options for a further five inspections) to be performed at Royal Netherlands Air Force facilities in Woensdrecht.

•
a contract with Eurocopter for the purchase of 16 new EC225 helicopters. Total value of the contract is approximately $430 million. These aircraft are expected to be delivered between fiscal 2008 and fiscal 2012. We plan to use these aircraft in support of new offshore oil and gas contracts and potentially as SAR aircraft to meet the unprecedented demand from various customers in both the offshore oil and gas industry and government sponsored SAR. The EC225 fleet will be fully supported by Heli-One who will provide total maintenance, repair and overhaul support for the advanced EC225. Heli-One has been granted an exclusive license to perform R&O on EC225 components.

Corporate and Other Segment

Corporate segment EBITDAR of $(41.3) million in fiscal 2007 decreased by $13.7 million from fiscal 2006. This decrease is due to increased costs of $15.1 million, partially offset by a favourable FX impact of $1.4 million. The increase in costs of $15.1 million from fiscal 2006 is due primarily to $8.9 million incurred during fiscal 2007 relating to our SOX Section 404 project. In addition, contract settlement costs of $3.1 million were incurred during the year and there was an increase in professional fees of $7.4 million relating to external audit, consulting and other fee increases. These increases are partially offset by a reduction in variable compensation costs of $1.7 million and a reduction in claim reserves for various insured risks of $1.3 million compared to fiscal 2006.

YEAR ENDED APRIL 30, 2006 COMPARED TO YEAR ENDED APRIL 30, 2005

Revenue

Total revenue for fiscal 2006 was $997.1 million, an increase of $42.9 million from revenue of $954.2 million for fiscal 2005. The increase of $42.9 million from fiscal 2005 includes revenue growth of $139.5 million offset by unfavourable FX of $96.6 million. The following are the primary reasons for the change in revenue:

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

(iii)
An increase, excluding the impact of FX, in revenue in fiscal 2006 in Heli-One of $29.0 million. This increase was due primarily to increased revenue from existing customers and moving into new markets including Brazil.

By industry sector, the distribution of the year-over-year change in revenue is set forth in the table below:

Revenue Summary by Industry Sector

	Fiscal Year Ended April 30
	2006	2005	Change	2006	2005	Change (i)
Industry Sector	(percentage of total revenue)			(in millions of CDN dollars)
Oil and Gas	69.9%	70.0%	(0.1)%	$696.7	$667.6	$29.1
Repair and Overhaul	13.2%	11.7%	1.5%	131.5	112.2	19.3
EMS/SAR	8.3%	8.9%	(0.6)%	82.7	84.8	(2.1)
Other	6.1%	6.0%	0.1%	61.4	57.5	3.9
Passenger Transportation	1.8%	2.6%	(0.8)%	18.0	24.7	(6.7)
Training	0.7%	0.8%	(0.1)%	6.8	7.4	(0.6)
Total	100.0%	100.0%	-	$997.1	$954.2	$42.9

(i)
The $29.1 million increase in revenue in the oil and gas sector was due primarily to growth in Global Operations and European Operations offset partially by unfavourable FX. The $19.3 million increase in repair and overhaul revenue was due primarily to revenue from growth in the business from new and expanded contracts partially offset by unfavourable FX.

The table below provides a summary of segment revenue by quarter for fiscal 2006 and 2005:

Revenue Summary by Quarter
(in millions of Canadian dollars)

Period		Global Operations	European Operations	Total Flying Segments	Heli-One	Corporate & Other	Total
Fiscal 2006	Q1	$76.0	$133.6	$209.6	$33.4	$-	$243.0
	Q2	79.5	138.5	218.0	34.5	(0.1)	252.4
	Q3	86.6	126.0	212.6	40.8	0.1	253.5
	Q4	88.8	122.3	211.1	37.0	0.1	248.2
		$330.9	$520.4	$851.3	$145.7	$0.1	$997.1

Fiscal 2005	Q1	$71.9	$137.6	$209.5	$30.2	$-	$239.7
	Q2	71.2	134.6	205.8	32.9	0.1	238.8
	Q3	73.8	132.0	205.8	32.4	0.1	238.3
	Q4	75.2	126.7	201.9	35.3	0.2	237.4
		$292.1	$530.9	$823.0	$130.8	$0.4	$954.2

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

Flying Hours

		Flying Hours			Number of Aircraft at Period End
Period		Global Operations	European Operations	Total	Global Operations	European Operations	Heli-One	Total
Fiscal 2006	Q1	16,262	23,713	39,975	127	77	14	218
	Q2	17,042	25,968	43,010	128	71	27	226
	Q3	18,854	23,764	42,618	131	72	27	230
	Q4	17,701	22,026	39,727	131	72	30	233
		69,859	95,471	165,330

Fiscal 2005	Q1	16,481	24,468	40,949	112	82	13	207
	Q2	16,364	24,028	40,392	114	80	13	207
	Q3	17,070	22,927	39,997	122	79	13	214
	Q4	16,778	22,183	38,961	121	81	13	215
		66,693	93,606	160,299

Flying Revenue Mix - Hourly vs. Fixed
(in millions of Canadian dollars)

	Hourly		Fixed		Total
Segment	Fiscal 2006	Fiscal 2005	Fiscal 2006	Fiscal 2005	Fiscal 2006	Fiscal 2005
European flying	$97.2	$82.1	$210.7	$194.5	$307.9	$276.6
International flying	311.0	321.1	186.2	181.6	497.2	502.7
	$408.2	$403.2	$396.9	$376.1	$805.1	$779.3

We utilize primarily heavy aircraft in our European Operations segment and medium aircraft in our Global Operations segment. As illustrated in the table below, the overall mix of revenue by aircraft type remained relatively consistent from fiscal 2005 to fiscal 2006.

Flying Revenue Mix - Aircraft Type
(in millions of Canadian dollars)

	2006					2005
Segment	Heavy	Medium	Light	Fixed Wing	Total	Heavy	Medium	Light	Fixed Wing	Total
Global Operations	$70.0	$204.8	$2.5	$30.6	$307.9	$69.1	$174.3	$3.5	$29.7	$276.6
European Operations	369.7	127.5	-	-	497.2	363.2	137.9	1.6	-	502.7
Total Flying Revenue	$439.7	$332.3	$2.5	$30.6	$805.1	$432.3	$312.2	$5.1	$29.7	$779.3
Total %	54.6%	41.3%	0.3%	3.8%	100.0%	55.5%	40.1%	0.6%	3.8%	100.0%

We regularly compare our activity levels against available industry data. Aberdeen Airport Ltd. reports monthly helicopter passenger traffic for all helicopter operations in Aberdeen, Scotland, which is our largest base (accounting for approximately 25% of total European Operations revenue) as measured by the number of aircraft and revenue. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport for fiscal 2006 and 2005.

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

Direct Costs

Direct costs for fiscal 2006 increased by $55.8 million, to $788.5 million, from $732.7 million for fiscal 2005. The $55.8 million increase from fiscal 2005 is primarily due to an increase in variable costs incurred to support revenue growth.

General and Administration Costs

General and administration costs for fiscal 2006 decreased by $7.4 million to $27.9 million from $35.3 million for fiscal 2005. This decrease of $7.4 million from fiscal 2005 is due primarily to a reduction of $4.2 million in variable compensation costs from fiscal 2005 and a reduction in Schreiner corporate office expenses of $10.7 million as a result of restructuring initiatives. These increases were partially offset by various individually immaterial items including an increase in professional fees and adjustments to claims reserves for various insured risks.

Amortization

Amortization expense increased $5.4 million to $55.5 million in fiscal 2006 from $50.1 million in fiscal 2005. The increase in amortization was due largely to amortization on an increased value of repairable parts and an increase in the owned aircraft fleet size since fiscal 2005, as well as other asset additions. Repairable parts balances increased from fiscal 2005 to support the addition of new aircraft and several new aircraft types to the fleet. See page 31, “Property and Equipment - Fleet - By Segment” for additional information regarding aircraft additions.

Restructuring Costs

During fiscal 2006 we completed the consolidation of all our operations into three new operating divisions, Global Operations, European Operations and Heli-One.

We expensed costs of $16.1 million and $17.4 million for fiscal 2006 and 2005, respectively, in connection with these restructuring activities. Restructuring costs were comprised of severance, termination, relocation, planning, consulting and benefit adjustments.

Fair Value Adjustment

During fiscal 2005, a fair value adjustment of $14.3 million relating to the property and equipment and other assets of Composites was recorded.

Gain on Disposal of Assets

During fiscal 2006 we disposed of property and equipment, primarily aircraft (see page 31, “Property and Equipment - Fleet - By Segment” and page 60, “Liquidity and Capital Resources - Investing Activities”), and received net proceeds of $218.2 million, resulting in a deferred gain of $22.1 million primarily related to the 21 aircraft sale-leaseback transactions during the year.

Operating Income

Operating income increased by $0.6 million to $109.1 million in fiscal 2006 from $108.5 million in fiscal 2005. The $0.6 million increase from fiscal 2005 was due primarily to a $19.6 million (net of FX) increase in the European Operations segment and the $14.3 million fair market value adjustment on the assets of Composites in fiscal 2005, largely offset by a net operating income decrease in other segments and an unfavourable FX impact of $13.8 million.

Debt Settlement

During fiscal 2006 we had no debt settlement costs but expensed $2.0 million of debt settlement costs in fiscal 2005 in connection with a senior credit facility revision and redemption of our remaining 11¾% senior subordinated notes and 8% subordinated debentures.

Financing Charges

Financing charges for the fiscal year ended April 30, 2006 totalled $53.0 million compared to $37.4 million in fiscal 2005. The increase in financing charges compared to fiscal 2005 was primarily due to increased interest on debt obligations and increases in FX losses, partially offset by increased interest income.

(in millions of Canadian dollars)	2006	2005
Interest on debt obligations	$43.5	$32.4
Amortization of deferred financing costs	1.6	3.2
Foreign exchange losses (gains)	6.2	(1.2)
Release of currency translation adjustment	2.6	-
Other interest and banking expenses	(0.9)	3.0
Total	$53.0	$37.4

The average rate on our variable-rate senior credit facilities during fiscal 2006 was 4.4% compared to 4.0% in fiscal 2005. In addition to higher effective interest rates on the senior credit facility borrowings, interest on long-term debt increased by $11.1 million due to higher average borrowings primarily for capital expenditures and aircraft deposits in fiscal 2006 compared to fiscal 2005.

Gain on Sale of Long-term Investments

Gain on sale of long-term investments in fiscal 2006 included a $15.7 million gain from the sale of our interest in Inaer and a $21.8 million gain from the sale of our interest in CHL and other long-term investments.

Equity Earnings of Associated Companies and Non-Controlling Interest

Equity earnings of associated companies and non-controlling interest increased by $1.4 million to $6.6 million in fiscal 2006, from $5.2 million in fiscal 2005. During fiscal 2006 we sold our 38% equity ownership in Inaer and our 41.75% interest in CHL, which together accounted for $6.2 million of equity earnings in fiscal 2006 compared to $5.5 million in fiscal 2005.

Income Taxes

We had an income tax provision of $10.5 million in fiscal 2006 compared to $27.3 million in fiscal 2005. This provision was comprised of the following:

(in millions of Canadian dollars)	2006	2005
Earnings from continuing operations before income taxes	$100.2	$74.3
Combined Canadian federal and provincial statutory income tax rate	34%	35%
Income tax provision calculated at statutory rate	(34.1)	(26.0)
(Increase) decrease in income tax provision resulting from:
Rate differences in various jurisdictions	13.5	16.0
Effect of change in tax legislation	(0.2)	(4.2)
Non-deductible items	(1.2)	(3.2)
Large corporations tax	(0.5)	(0.5)
Other foreign taxes paid	(3.5)	(1.7)
Non-taxable portion of capital gains	13.6	1.1
Non-taxable income	2.7	1.3
Valuation allowance	(0.3)	(7.0)
Other	(0.5)	(3.1)
Income tax provision	$(10.5)	$(27.3)

During fiscal 2005, legislation was substantively enacted in the Netherlands to reduce the corporate income tax rate from 34.5% to 30.0%. As a result, we adjusted the value of our future income tax assets related to losses carried forward and other temporary differences in the Netherlands by $4.2 million.

Net Earnings from Continuing Operations

Net earnings from continuing operations for fiscal 2006 was $89.7 million ($1.95 per share, diluted), an increase of $42.8 million from $46.9 million ($1.03 per share, diluted) in fiscal 2005. The $42.8 million increase from fiscal 2005 was primarily the result of gains on sale of Inaer, CHL and other investments totalling $37.5 million and a lower tax provision of $16.8 million, partially offset by increased financing charges of $15.5 million.

Net Earnings from Discontinued Operations

Net earnings from discontinued operations for fiscal 2006 were $1.0 million ($0.02 per share, diluted), a decrease of $8.6 million from $9.6 million ($0.20 per share, diluted) for fiscal 2005. The net earnings from discontinued operations in fiscal 2005 relate primarily to an $8.6 million net gain on the disposal of two non-core businesses.

Net Earnings

Net earnings increased by $34.2 million to $90.7 million ($1.97 per share, diluted) in fiscal 2006, up from $56.5 million ($1.23 per share, diluted) in fiscal 2005. This reflects a $42.8 million increase in net earnings from continuing operations for fiscal 2005 and an $8.6 million decrease in net earnings from fiscal 2005 from discontinued operations.

Quarterly Information

The table below provides a summary of our revenue, net earnings from continuing operations, net earnings, total assets, total long-term financial liabilities, cash dividends per share, net earnings per share from continuing operations and net earnings per share for each quarter of fiscal 2006 and 2005. All information has been reclassified for the classification of Survival-One as discontinued operations as outlined in Note 2 to our fiscal 2007 audited consolidated financial statements.

Fiscal	Revenue	Net earnings from continuing operations	Net earnings	Total assets	Total long-term financial liabilities	Cash dividends per share	Net earnings per share from continuing operations		Net earnings per share
2006	(in millions of Canadian dollars)					declared	Basic	Diluted	Basic	Diluted
Q1	$243.0	$18.8	$19.2	$1,669.8	$975.2	$-	$0.45	$0.41	$0.46	$0.42
Q2	252.4	39.2	39.2	1,675.1	939.1	0.40	0.93	0.85	0.93	0.85
Q3	253.5	21.4	21.5	1,685.6	945.8	-	0.51	0.47	0.51	0.47
Q4	248.2	10.3	10.8	1,686.1	911.7	-	0.25	0.22	0.26	0.23
Total	$997.1	$89.7	$90.7			$0.40	$2.14	$1.95	$2.16	$1.97

Fiscal
2005
Q1	$239.7	$18.2	$17.5	$1,494.0	$829.9	$-	$0.44	$0.40	$0.42	$0.37
Q2	238.8	(0.7)	(0.7)	1,512.8	855.0	0.30	(0.02)	(0.01)	(0.02)	(0.01)
Q3	238.3	14.7	22.5	1,624.5	924.2	-	0.35	0.32	0.54	0.49
Q4	237.4	14.7	17.2	1,686.7	934.4	-	0.35	0.32	0.41	0.38
Total	$954.2	$46.9	$56.5			$0.30	$1.12	$1.03	$1.35	$1.23

There is some impact of seasonality in the quarterly results in the foregoing table. The seasonal variations are due primarily to variations in exploration and development activities of our oil and gas industry customers. Poor weather in the North Sea can inhibit flying during the winter months. In fiscal 2006 poor weather conditions in February prevented flying activity for a number of days resulting in a 420 hour reduction in flying activity.

FX has had significant impact on quarterly revenue levels on a year-over-year basis. Quarterly revenues for fiscal 2006, in comparison to quarterly revenues for fiscal 2005, have been impacted by FX in the following amounts: Q1-$(23.3) million, Q2-$(22.9) million, Q3-$(22.6) million and Q4-$(27.8) million for a total negative FX impact of $96.6 million.

Quarterly revenue net earnings from continuing operations and net earnings in the table above were impacted by a number of factors that affect their comparability including the following:

(i)	In Q2 of fiscal 2005, the Company incurred a tax asset adjustment of $4.2 million relating to a tax rate reduction in the Netherlands.

(ii)	In Q2 of fiscal 2005, the Company recorded a fair value adjustment for Composites of $14.3 million.

(iii)
In Q3 of fiscal 2005, the Company incurred a net-of-tax gain on the sale of Schreiner Aircraft Maintenance B.V. (“SAMCO”) and Schreiner Canada Ltd. (“Schreiner Canada”) of $7.5 million included in discontinued operations. The remaining $1.1 million net-of-tax gain on the sale of SAMCO and Schreiner Canada was incurred in Q4 of fiscal 2006.

(iv)	Results for Q2 of fiscal 2006 included a pre-tax gain of $21.8 million for the sale of the Company’s remaining interest in CHL and other long-term investments.

(v)	Results for Q3 of fiscal 2006 included a pre-tax gain of $15.7 million for the sale of the Company’s equity interest in Inaer.

For additional information on the foregoing quarterly items, see page 38, “Results of Operations - Income Taxes”, and page 39, “Results of Operations - Net Loss from Discontinued Operations”.

REVIEW BY SEGMENT

Segment Revenue(i) from External Customers - Variance Analysis
(in thousands of Canadian dollars)
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2005 (i)	$292,066	$530,897	$130,844	$435	N/A	$954,242
Foreign exchange impact (ii)	(27,868)	(54,575)	(14,153)	(17)	N/A	(96,613)
Revenue increase (decrease)	66,679	44,045	28,977	(243)	N/A	139,458
Year ended April 30, 2006 (i)	$330,877	$520,367	$145,668	$175	N/A	$997,087

Total revenue increase (decrease)	$38,811	$(10,530)	$14,824	N/A	N/A	$42,845
% increase (decrease)	13.3%	(2.0%)	11.3%	N/A	N/A	4.5%
% increase excluding FX	22.8%	8.3%	22.1%	N/A	N/A	14.6%

Segment EBITDAR(i),(iv) Variance Analysis
(in thousands of Canadian dollars)

	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2005 (i)	$87,284	$110,792	$231,016	$(32,103)	$(153,227)	$243,762
Foreign exchange impact (ii)	(6,730)	(12,766)	(6,993)	1,471	-	(25,018)
Segment EBITDAR increase (decrease)	10,368	9,455	5,452	2,970	(822)	27,423
Year ended April 30, 2006 (i)	$90,922	$107,481	$229,475	$(27,662)	$(154,049)	$246,167

Segment EBITDAR margin (iii)
- Last year	29.9%	20.9%	45.2%	N/A	N/A	25.5%
- This year	27.5%	20.7%	45.8%	N/A	N/A	24.7%
Total Segment EBITDAR increase (decrease)	$3,638	$(3,311)	$(1,541)	$4,441	$(822)	$2,405
% increase (decrease)	4.2%	(3.0%)	(0.7%)	13.8%	N/A	1.0%
% increase excluding FX	11.9%	8.5%	2.4%	9.3%	N/A	11.2%

Segment EBITDA(iv) Variance Analysis
(in thousands of Canadian dollars)

	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2005 (i)	$15,889	$21,976	$180,463	$(32,103)	$-	$186,225
Foreign exchange impact (ii)	(6,644)	(8,983)	(651)	1,467	-	(14,811)
Segment EBITDA increase (decrease)	(1,539)	18,864	(11,022)	2,974	-	9,277
Year ended April 30, 2006 (i)	$7,706	$31,857	$168,790	$(27,662)	$-	$180,691

Segment EBITDA margin(i)
- Last year	5.4%	4.1%	35.3%	N/A	N/A	19.5%
- This year	2.3%	6.1%	33.7%	N/A	N/A	18.1%
Total Segment EBITDA increase (decrease)	$(8,183)	$9,881	$(11,673)	$4,441	$-	$(5,534)
% increase (decrease)	(51.5%)	45.0%	(6.5%)	13.8%	N/A	(3.0%)
% increase (decrease) excluding FX	(9.7%)	85.8%	(6.1%)	9.3%	N/A	5.0%

Segment Operating Income Variance Analysis
(in thousands of Canadian dollars)

	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2005 (i)	$10,899	$13,573	$127,459	$(43,411)	N/A	$108,520
Foreign exchange impact (ii)	(6,310)	(8,460)	1,065	(62)	N/A	(13,767)
Operating income increase (decrease)	(1,676)	19,608	(12,227)	8,608	N/A	14,313
Year ended April 30, 2006 (i)	$2,913	$24,721	$116,297	$(34,865)	N/A	$109,066

Total operating income increase (decrease)	$(7,986)	$11,148	$(11,162)	$8,546	N/A	$546
% increase (decrease)	(73.3%)	82.1%	(8.8%)	19.7%	N/A	0.5%
% increase (decrease) excluding FX	(15.4%)	144.5%	(9.6%)	19.8%	N/A	13.2%

(i)	Figures have been reclassified for the classification of Survival-One as discontinued operations as outlined in Note 2 to our fiscal 2007 audited consolidated financial statements.
(ii)
Includes both the foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”) and the foreign exchange on the translation of foreign currency denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

(iii)	Segment EBITDAR as a percent of revenue from external customers except for the Heli-One segment, which is a percent of total revenue.
(iv)	See Note 25 to our fiscal 2007 audited consolidated financial statements.

Global Operations

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

At April 30, 2006, there were 131 aircraft in this segment, consisting of 23 heavy, 84 medium and six light helicopters and 18 fixed-wing aircraft. This represents an increase of ten aircraft since the start of the fiscal year, which is related to increased activity in the Global Operations segment in fiscal 2006. The fleet deployed in this segment consists primarily of medium aircraft such as the Sikorsky S76, but also includes a number of heavy aircraft, including the Eurocopter Super Puma, the Sikorsky S61N and the Sikorsky S92.

Approximately 88% of flying revenue in the segment was derived from long-term contracts. The major customers in this segment included AIOC, Amerada Hess, ExxonMobil, Unocal, Chevron, bp, Shell, Premier, Phillips, Soekor, Sonair, the Royal Australian Air Force, Victoria Police, the United Nations, Encana and United Helicharters.

During fiscal 2006 Global Operations was awarded the following new contracts and contract renewals:

•	a five-year contract renewal (plus two one-year options) with ConocoPhillips Australia Pty Ltd. for two Super Puma AS332 helicopters in Australia;

•	a five-year contract renewal (plus one-year option) with Petronas for S76C+ and fixed-wing services in Southeast Asia;

•	a four-year contract for the lease of two Bell 412 in India;

•	a two-year contract (plus one-year option) with Cairn Energy Sangu Field in Bangladesh;

•	a multi-year renewal for Sikorsky S61 services in support of the Sable Offshore Energy Project in Halifax, Canada; and

•	a two-year contract for an S92 in Asia with Malaysian Helicopter Services in support of Shell offshore operations.

European Operations

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

At April 30, 2006 there were 72 aircraft in this segment, consisting of 46 heavy and 26 medium aircraft. Included in the heavy aircraft were 33 Super Pumas including 15 Super Puma MkIIs and five Sikorsky S92 aircraft.

In fiscal 2006, approximately 75% of flying revenue in this segment was derived from long-term contracts. The major customers in this segment remained largely unchanged from fiscal 2005 and during fiscal 2006 included Apache, bp, TotalFinaElf, Maersk, Statoil, Norsk Hydro, ConocoPhillips, Nexen, Marathon and the Irish Coast Guard.

During fiscal 2006 European Operations was awarded the following new contracts and contract renewals:

•
a five-year contract by the United Kingdom Maritime and Coastguard Agency (MCA) for the provision of commercial search and rescue helicopter services from four bases in the UK commencing July 1, 2007. The contract requires the deployment of four Sikorsky S92s and three AgustaWestland AW139s;

•	a five-year contract renewal by ConocoPhillips (UK) Limited for the provision of a dedicated Sikorsky S76C, plus additional flight hours, in support of ConocoPhillips Southern North Sea operations;

•
a contract from Tullow Oil Plc. for the provision of a dedicated Sikorsky S76A+ to support development activity in Southern North Sea and a three-year contract renewal, plus options, for the provision of a sole-use AgustaWestland AW139 helicopter commencing in July 2006;

•
a five-year contract renewal (plus three one-year options) by Maersk Oil and Gas AS for the provision of helicopter transportation services in support of its offshore oil and gas operations in the Danish sector of the North Sea. The contract will be supported by three dedicated Sikorsky S92 helicopters beginning on July 1, 2007; and

•	a seven-year contract renewal, plus options, by Perenco UK Limited for the provision of a sole-use AgustaWestland AW139 helicopter commencing in fiscal 2007.

Heli-One

Heli-One’s third-party revenue for fiscal 2006 was $145.7 million, of which approximately 33% was derived from long term contracts, compared to $130.8 million in fiscal 2005. This $14.9 million increase in third-party revenue was due to growth from new leasing, PBH and increases in third-party repair and overhaul activity totalling $29.0 million, partially offset by an unfavourable FX impact of $14.1 million. Heli-One’s internal revenues have decreased by $26.1 million to $355.0 million in fiscal 2006 from $381.1 million in fiscal 2005. This decrease is primarily due to lower lease rates, unfavourable FX and reduced PBH charges to internal customers. Internal lease rates were fixed at the beginning of fiscal 2006 in the flying divisions’ functional currencies. These currencies have weakened against the Canadian dollar, therefore reducing Heli-One revenues by approximately $10.0 million in the year compared to last year. In addition, internal revenues reflect reduced PBH rates of approximately $7.5 million from European Operations to reflect current and future efficiencies in Heli-One.

Segment EBITDAR for fiscal 2006 was $229.5 million, down $1.5 million from segment EBITDAR of $231.0 million in fiscal 2005. This was the combined result of increased EBITDAR of $5.5 million, offset by an unfavourable FX impact of $7.0 million. The decrease in EBITDAR is primarily attributable to direct cost savings of approximately $13.4 million from restructuring initiatives and EBITDAR earned on increased external revenues, more than offset by lower lease and PBH revenues from internal customers.

Heli-One’s segment EBITDAR margin has increased slightly from 45.2% in fiscal 2005 to 45.8% in fiscal 2006. This increase is due to direct cost savings achieved through the restructuring process and from performing work in-house rather than through sub-contracting maintenance services to third parties. These cost savings are being passed on to internal customers through lower PBH rates as noted above.

Operating income for fiscal 2006 was $116.3 million, down $11.2 million from operating income of $127.5 million in fiscal 2005. This decrease was due primarily to a $6.6 million increase in external lease costs due to an increase in the number of leased aircraft, increased amortization of $4.6 million, partially due to the increase in repairable parts to support our increased fleet, and new aircraft types and a $4.3 million increase in restructuring charges. These increases were partially offset by the fiscal 2005 fair value adjustment to Composites of $14.3 million.

Corporate and Other Segment

Corporate segment EBITDAR of $(27.7) million in fiscal 2006 increased $4.4 million from fiscal 2005. The primary reasons for the increase were adjustments in claims reserves for various insured risks, reduced variable compensation costs and a reduction in Schreiner corporate office costs as a result of restructuring initiatives.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash flows from operations for fiscal 2007 of $26.2 million consisted of $41.0 million in net earnings from continuing operations plus various items not involving cash and long-term receivables increases of $17.3 million due to the build-up of operating capability for BHS in Brazil. This is partially offset by a change in non-cash working capital of $37.2 million.

The change in non-cash working capital was impacted by the following items:

•
An increase in receivables of $50.8 million over the prior year primarily related to an increase in trade receivables from increased activity and an increase in non-trade receivables of $10.9 million related to the sale of an aircraft to a lessor. Days sales in trade receivables decreased from 69 days at April 30, 2006 to 66 days at April 30 2007, which was offset by an increase in trade receivables of $47.4 million resulting from an increase in activity.

•
An increase in inventory of $39.9 million over the prior year due to the introduction of 40 aircraft, increases in safety stock at bases throughout the world to improve aircraft serviceability, and increased base maintenance related to the acquisition of Heli-Dyne in fiscal 2007.

•	An increase in prepaid expenses of $30.4 million over the prior year largely related to the advancement of approximately $25 million of security deposits related to future lease transactions.

•
An increase in payables and accruals of $83.9 million over the prior year mainly related to approximately $40 million in final balances owing on recent aircraft purchases and overall increased activity.

Cash flows from operations for fiscal 2006 of $32.1 million consisted of $89.7 million in net earnings from continuing operations, plus various items not involving cash including $37.5 million in gains on the disposal of assets and long-term investments. The $55.0 million in non-cash working capital investment in fiscal 2006 is primarily due to increases in inventory and accounts receivable.

Inventory investment in fiscal 2006 was significant for the following reasons:

•	the addition of 18 new aircraft and several new aircraft types, including the Sikorsky S92, AgustaWestland AW139 and Eurocopter EC155;

•	the establishment of a new global warehouse in the Netherlands and the build-up of repair and overhaul facilities in British Columbia, Canada;

•	the acquisition of inventory from new PBH customers including ACN;

•	the purchase of stock previously provided by third-party consignment vendors;

•	increases in safety stock at bases throughout the world to improve aircraft serviceability; and

•
accounts receivable has also increased in part due to the build-up of operating capability in BHS and significant growth in our international customer base where payment terms exceed other jurisdictions in which we operate.

Cash flows from operations for fiscal 2005 of $78.6 million consisted of $46.9 million in net earnings from continuing operations plus various items not involving cash, including the $14.3 million fair value adjustment recorded on Composites. The change in non-cash working capital of $22.7 million was primarily due to a $60.5 million increase in accounts payable, partially offset by increases in accounts receivable of $38.1 million.

We believe that we will be able to generate sufficient cash flow to meet our current and future working capital, capital expenditure and debt obligations. As at April 30, 2007 we had unused borrowing capacity under our credit facilities of $38.3 million (April 30, 2006 - $147.1 million) and cash and cash equivalents of $89.5 million (April 30, 2006 - $26.3 million), for a total of $127.8 million (April 30, 2006 - $173.4 million). We do not expect any material changes to our future working capital requirements other than possible changes caused by major acquisitions and continued fleet expansion. Our growth strategy includes the pursuit of various acquisition targets. It is expected that acquisitions would be largely debt financed. We do not expect to use sale-leaseback transactions from the sale of long-term currently owned aircraft as a source of liquidity. Sale-leaseback transactions are used by us as a cost effective way to finance new aircraft. Aircraft are sometimes acquired over an extended period through deposits and then sold and leased back shortly after acquisition.

There are no material or legal restrictions on our ability to obtain cash from our subsidiaries. Certain jurisdictions that we operate in give rise to practical restrictions on our ability to obtain cash from our subsidiaries due to central banking legislation in these jurisdictions. These restrictions have not and are not expected to have an impact on our ability to meet our obligations. There are no material trends and no expected material fluctuations in our liquidity position. We are not aware of any balance sheet conditions, income items or cash flow items that could have a material impact on our liquidity. There are also currently no liquidity problems associated with our financial instruments. However, changes in FX rates affect the fair market value of currency swaps into which we have entered in connection with hedging our net investment in our self-sustaining foreign operations. It is possible that such changes in the fair market value of these financial instruments could be material. See page 61, “Financial Instruments.“

Financing Activities

Cash flow from financing activities was $207.3 million for fiscal 2007, compared to $76.5 million for fiscal 2006. Total debt increased by $216.5 million during the year from $624.1 million at April 30, 2006 to $840.6 million at April 30, 2007. The $216.5 million increase was comprised of an increase in debt of $220.5 million offset by favourable FX of $4.0 million.

During fiscal 2007, we negotiated increases in capacity of two of our existing operating lease facilities and added a third facility with a major European bank, creating new operating lease capacity of US $235 million (approximately $260 million). These facilities provide us with operating flexibility including the ability to move aircraft among countries within agreed limits, as long as pre-negotiated percentages of limits of facility value are maintained in primary and non-primary jurisdictions. During fiscal 2007, we entered into financing transactions on 29 aircraft related to these facilities.

During the third quarter of fiscal 2007, we reclassified the outstanding balance under our senior revolving credit facility to “Current portion of debt obligations” in the consolidated financial statements, as the facility is due for renewal in December 2007. Effective July 31, 2007, we have renewed the facility and consequently we have reclassified the outstanding balance to “long-term debt obligations” in the first quarter of fiscal 2008.

Financing activities generated cash of $76.5 million for fiscal 2006, compared to $123.6 million generated for fiscal 2005. During fiscal 2006, we agreed to terms for two operating lease facilities with two major European banks to lease finance US $90.0 million and US $150.0 million, respectively, of helicopters. These facilities provide us more operating flexibility than most previous leases including the ability to move aircraft among countries within agreed limits, as long as pre-negotiated percentages of facility value are maintained in primary and non-primary operating jurisdictions. The Company entered into lease transactions on 14 aircraft under these facilities during fiscal 2006.

To minimize the impact of foreign exchange on our cash flows, we have denominated our debt in various currencies to more closely match net operating cash flows with debt service obligations. See page 61, “Financial Instruments”. At April 30, 2007 our total net debt was denominated in the following currencies:

Currency	Debt in functional currency (millions)		Canadian equivalent (millions)
UK pound sterling		£9.6	$21.2
Euro		€33.2	50.2
Canadian dollar		$164.2	164.2
US dollar	USD	505.0	558.9
Norwegian kroner	NOK	240.0	44.7
Brazilian real	BRL	2.7	1.4
Cash (various currencies)			(89.5)
Total net debt			$751.1

The terms of certain of our debt agreements and helicopter lease agreements impose operating and financial limitations on us. Such agreements limit, among other things, our ability to incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments. Our ability to comply with any of the foregoing limitations and with loan repayment provisions will depend on future performance. This will be subject to prevailing economic conditions and other factors, some of which may be beyond our control. At April 30, 2007 we were, and continue to be, in compliance with all covenants, all requirements for the payment of interest and principal and all other conditions imposed by our debt and lease agreements.

During fiscal 2007 we declared an annual dividend of $0.50 payable quarterly on each Class A subordinate voting share and Class B multiple voting share (approximately $21.9 million). Of this, dividends totalling $10.6 million were paid by April 30, 2007. During fiscal 2006, we declared an annual dividend of approximately $17.1 million or $0.40 per share, $8.5 million of which was paid in fiscal 2006 with the remaining $8.6 million paid in fiscal 2007. There have been no defaults or arrears in dividend payments.

Cash generated by Class A subordinate voting share issues under the employee share purchase plan and the employee stock option plan was $6.3 million during fiscal 2007 (2006 - $0.5 million). This is primarily related to the exercise of 792,000 options into 1,584,000 Class A subordinate voting shares for cash proceeds of $5.6 million.

At April 30, 2007, long-term debt (including current portion) totalled $840.6 million (2006 - $624.1 million) and shareholders’ equity totalled $551.3 million (2006 - $490.7 million). The long-term debt to equity ratio was 1.5:1 at April 30, 2007, compared to 1.3:1 at April 30, 2006.

Investing Activities

Cash used for investing activities was $169.3 million in fiscal 2007. Property and equipment additions of $393.2 million were comprised of (i) $245.3 million for the purchase of 35 helicopters (five aircraft purchased off-lease), including 24 that were subsequently leased through sale-leaseback transactions, (ii) $18.1 million for aircraft modifications, (iii) $39.4 million related to buildings and other equipment; and (iv) $90.4 million related to investments in spare parts (rotables) to support the Company’s existing fleet and additional aircraft and new aircraft types. The aircraft expenditures of $245.3 million consisted of aircraft purchases of $330.4 million less the application of deposits on these aircraft of $85.1 million. We advanced new aircraft deposits during the year of $87.6 million toward future aircraft purchases. We novated certain of our aircraft purchases to lessors during the year and have been reimbursed $40.9 million in deposits from aircraft manufacturers resulting in net payments of aircraft deposits of $46.7 million.

Capital expenditures during fiscal 2007 for helicopter major inspections totalled $30.1 million. These expenditures were financed from net proceeds totalling $318.3 million, primarily from proceeds received on 28 sale-leaseback transactions and the disposal of 13 aircraft.

Cash used for investing activities was $124.2 million in fiscal 2006. Property and equipment additions in fiscal 2006 of $280.7 million were comprised of (i) $177.2 million for the purchase of 20 helicopters, including 12 that were subsequently leased through sale-leaseback transactions, (ii) $12.6 million for aircraft modifications, (iii) $67.1 million for major spares and repairable parts, (iv) $3.6 million in connection with the construction of buildings and hangars, and (v) $20.2 million for ground equipment, vehicles, a simulator and office furniture and fixtures. The aircraft expenditures of $177.2 million consisted of aircraft purchases of $264.9 million less the application of deposits on these aircraft of $87.7 million. We advanced new aircraft deposits during fiscal 2006 of $125.0 million toward future aircraft purchases.

Capital expenditures during fiscal 2006 for helicopter major inspections totalled $23.6 million. These expenditures were financed from proceeds received on property and equipment dispositions and from operating cash flow. Proceeds from disposals during fiscal 2006 totalled $313.7 million. These proceeds were composed of $209.8 million received in connection with 21 aircraft sale-leaseback transactions and the disposal of four additional aircraft, $95.5 million received on the sale of long-term investments, and $8.4 million received from other dispositions.

Cash used for investing activities was $242.7 million in fiscal 2005. Property and equipment additions of $234.7 million were comprised of (i) $149.0 million for the purchase of 20 helicopters, including four that were subsequently leased through sale-leaseback transactions, (ii) $21.6 million for aircraft modifications, (iii) $44.4 million for major spares and repairable parts, and (iv) $19.7 million related to other property and equipment. The aforementioned aircraft expenditures of $149.0 million are the net amount of aircraft purchases of $172.9 million less the application of deposits on these aircraft of $23.9 million. We paid aircraft deposits during fiscal 2005 of $53.0 million toward future aircraft purchases.

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

We have no other material capital expenditure commitments at April 30, 2007 other than commitments to take delivery of aircraft as discussed previously on page 32, “Property and Equipment - Commitments to Acquire New Aircraft.“ See also Note 26 to our fiscal 2007 audited consolidated financial statements. Aircraft and other assets required to accommodate future growth will be purchased with funding from operations and/or additional debt, or will be leased under operating lease arrangements.

FINANCIAL INSTRUMENTS

Primary Financial Instruments

The carrying values of our primary financial instruments, with the exception of our senior subordinated notes, substantially approximate fair value due to the short-term maturity and/or other terms of those instruments.

The fair value of the senior subordinated notes is based on quoted market prices. The fair value of these debt instruments is as follows (in millions of Canadian dollars):

	April 30, 2007		April 30, 2006
	Fair Value	Carrying Value	Fair Value	Carrying Value
Senior subordinated notes (7⅜%)	$429.4	$442.7	$454.3	$448.1

Derivative Financial Instruments Used for Risk Management

We regularly enter into forward foreign exchange contracts, equity forward pricing agreements and other derivative instruments to hedge our exposure to expected future cash flows from foreign operations and anticipated transactions in currencies other than the Canadian dollar. We do not enter into derivative transactions for speculative or trading purposes.

As at April 30, 2007 we have designated our US $400.0 million 7⅜% senior subordinated notes and related forward foreign currency contracts as effective hedges of our net investments in certain self-sustaining operations in Canada, the UK, the Netherlands, and Norway. We have also designated other pound sterling and euro denominated debt as hedges of our net investments in our self-sustaining operations in the UK, the Netherlands, and Canada respectively. As a result of these effective hedging relationships, revaluation gains and losses on the debt, net investments and currency swaps are offset in the foreign currency translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP at April 30, 2007.

The nature, maturity, notional amount and fair market value of our derivatives used in risk management activities as at April 30, 2007 are as follows:

Hedging Item	Maturity	Notional amount	Fair market value gain (loss) (millions)
Forward foreign exchange contracts
Sell US dollar; buy Canadian dollar	Various	$118.0	$5.0
Sell pound sterling; buy euro	Various	€ 30.5	(1.2)
Sell Norwegian kroner; buy pound sterling	May 2007	£ 12.4	-
Sell Norwegian kroner; buy Australian dollar	May 2007	AUD 28.0	-
Sell Norwegian kroner; buy euro	May 2007	€ 26.9	-
Sell Canadian dollar; buy euro	May 2007	€ 2.7	-
Sell Brazilian real; buy US dollar	May 2007	USD 28.0	0.1
Sell Canadian dollar; buy Norwegian kroner	May 2007	NOK 150.0	(0.2)
Sell Canadian dollar; buy US dollar	June 2007	USD 150.0	(0.2)
			$3.5

Credit Risk on Financial Instruments

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts where we would incur a loss in replacing the instrument. We limit our credit risk by dealing only with counterparties that possess investment grade credit ratings.

Interest Rate Risk

We have used interest rate swap agreements in the past in order to achieve an appropriate mix of fixed and variable interest rate debt. Our current exposure to interest rates is such that fixed and variable rates are appropriately balanced at April 30, 2007 without the use of interest rate derivative instruments.

OFF-BALANCE SHEET ARRANGEMENTS

In addition to the derivatives noted above, we have entered into guarantees and leasing arrangements that can be considered as off-balance sheet arrangements.

We have provided guarantees to certain lessors in respect of operating leases. If we fail to meet the senior credit facilities' financial ratios or breach any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could enable the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from us under these guarantees.

We have provided limited guarantees to third parties under some of our operating leases relating to a portion of the aircraft values at the termination of the leases. The leases have terms expiring between fiscal 2008 and 2016. Our exposure under the asset value guarantees including guarantees in the form of junior loans, rebateable advance rentals and deferred payments is approximately $86.4 million (2006 - $60.8 million). The resale market for the aircraft types for which we have provided guarantees remains strong, and as a result, we do not anticipate incurring any liability or loss with respect to these guarantees.

We have provided guarantees to certain lessors in respect of novated aircraft purchase contracts. Under these contracts, if the manufacturer fails to meet specified delivery terms or becomes insolvent prior to aircraft delivery, we may be required to reimburse the lessor for amounts paid by the lessor to the aircraft manufacturer. Under either scenario, we have recourse against the aircraft manufacturer. Once aircraft are delivered under the novated aircraft purchase agreements, we no longer have an obligation under these guarantees. Our maximum exposure under the guarantees in the novated aircraft purchase agreements at April 30, 2007, was approximately $179.5 million (April 30, 2006 - $nil). We do not anticipate incurring any liability or loss with respect to these guarantees.

At April 30, 2007 we operated 16 aircraft (2006 - 19 aircraft) under operating leases with four entities that would be considered variable interest entities (“VIEs”) under Canadian and US GAAP. These leases have terms and conditions similar to those of our other operating leases over periods ranging from fiscal 2010 to 2014. We have entered into these leasing arrangements with VIEs because such arrangements represent an attractive form of leasing under our overall fleet management strategy. In particular, under these leasing arrangements we have been able to mitigate certain risks associated with helicopter market values. For example, the lessors in these arrangements bear the majority of downside risk with respect to any decline in the market values of the leased helicopters below their estimated residual value at the end of the lease terms. We have completed an analysis of the accounting guidance with respect to VIEs (Canada - Accounting Guideline 15, US - FASB Interpretations No. 46 and 46-R) and have concluded that we are not required to consolidate any of the VIEs with which we have aircraft leasing arrangements.

Based on appraisals by independent helicopter valuation companies as at April 30, 2007, the estimated fair market value of the aircraft leased from VIEs is $94.3 million (2006 - $134.1 million). We have provided junior loans and loans receivable in connection with operating leases with these VIEs. Our maximum exposure to loss related to the junior loans and loans receivable as a result of our involvement with the VIEs is $14.4 million (2006 - $17.7 million). For additional information, see Note 26 to our fiscal 2007 audited consolidated financial statements.

CONTRACTUAL OBLIGATIONS

The following table contains a summary of our obligations and commitments to make future payments under contracts, including debt, lease and purchase agreements at April 30, 2007. Additional information is contained in Notes 14 and 26 to our fiscal 2007 audited consolidated financial statements.

Payments due by period
(in millions of Canadian dollars)

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt	$397.9	$333.7	$41.5	$9.6	$13.1
Senior subordinated notes (7⅜%)	442.7	-	-	-	442.7
Operating lease (aircraft)	556.3	103.4	187.5	151.7	113.7
Operating lease (other)	44.6	5.7	9.0	7.5	22.4
New aircraft commitments	837.1	295.5	474.2	67.4	-
Total contractual obligations	$2,278.6	$738.3	$712.2	$236.2	$591.9

DEFINED BENEFIT PENSION PLANS

Approximately 33% of our active employees are covered by defined benefit pension plans. At April 30, 2007, we had a net unfunded deficit of $23.6 million relating to defined benefit pension plans that are required to be funded, compared to $28.0 million at April 30, 2006, a decrease of $4.4 million. Of the $23.6 million unfunded deficit at April 30, 2007, $37.6 million, $5.2 million, and $2.7 million were related to plans in the UK, the Netherlands and Norway, respectively. These deficits were offset by a surplus of $21.9 million in one of the Norwegian plans. In addition, at April 30, 2007, we had a deficit of $53.6 million related to plans that do not require funding, compared to a deficit of $46.2 million for those plans at April 30, 2006.

The unfunded deficit relating to funded plans decreased during fiscal 2007 primarily due to decreases in estimated benefit obligations mainly resulting from increases in the discount rates used and a positive FX impact.

Pension expense for fiscal 2007 was $20.9 million, compared to $27.9 million for fiscal 2006 and $23.2 million for fiscal 2005. The primary reasons for the $7.0 million decrease in pension expense from fiscal 2006 to fiscal 2007 were an $8.7 million increase in the return on plan assets and a $3.1 million decrease in the amortization of net actuarial and experience losses.

During the year ended April 30, 2007, a plan amendment resulted in a $2.3 million increase in the benefit obligation of the Norwegian plan. This amendment arose as a result of legislation in Norway that requires certain variable pay amounts to be included in pensionable earnings.

While the asset mix varies in each plan, overall the asset mix was 48% equities, 37% fixed income and 15% money market as at April 30, 2007.

SHARE DATA

Our share capital as at April 30 was comprised of the following:

	Number of Shares		Consideration
(amounts in thousands)	April 30, 2007	April 30, 2006	April 30, 2007	April 30, 2006
Class A subordinate voting shares	39,858	36,860	$235,346	$223,241
Class B multiple voting shares	5,863	5,861	18,413	18,413
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A subordinate voting employee share purchase loans	-	-	(1,254)	(1,502)
			$252,505	$240,152
Contributed surplus			$5,042	$4,363

Class A subordinate voting shares that would be issued upon conversion of the following:

Class A Shares that would be issued upon conversion of the following:	April 30, 2007	April 30, 2006
Class B Shares	5,863	5,861
Stock options	2,232	3,819
Convertible debt	-	1,379

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

We have issued 22 million ordinary shares to a company owned by our majority shareholder for subscriptions of $33.0 million. Concurrently, to fund the subscriptions for the ordinary shares, we made a non-interest bearing loan to the purchaser, payable on demand and we have a lien on the ordinary shares issued. The ordinary shares entitle the holder thereof to (i) one vote for every 10 ordinary shares held; (ii) dividends equivalent on a per share basis to any dividend paid on our Class A subordinate voting shares and Class B multiple voting shares, subject to prior minority shareholder approval; and (iii) receive a share of the residual of the Company, on a liquidation or winding-up, equal, on a share for share basis, to the amount received by a holder of a Class A subordinate voting share or a Class B multiple voting share. The ordinary shares are redeemable at our option at the subscription price thereof in certain circumstances (see Note 23 to the Company’s fiscal 2007 audited consolidated financial statements).

Our Class A subordinate voting employee share purchase loans are non-interest bearing, full recourse loans and have, as collateral, a pledge of the related shares purchased with a fair market value of $14.5 million as at April 30, 2007. As a result, the employee share purchase loans, of $1.3 million at April 30, 2007 (2006 - $1.5 million), are deducted from shareholders’ equity. Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary. Upon termination of employment, the loans are required to be repaid within 60 days.

During the first two months of fiscal 2008, we issued 14,867 Class A subordinate voting shares for consideration of approximately $0.4 million.

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

The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations. If operations perform below anticipated recoverable levels, the portion of pre-operating expenses that cannot be recovered is expensed immediately when known. At April 30, 2007, $6.0 million (2006 - $3.7 million) in unamortized pre-operating expenses, which are expected to be recoverable from the related future cash flows of new businesses, are included in other assets on the balance sheet.

(b)	Flying asset amortization

Flying assets are amortized to their estimated residual value over their estimated service lives. The estimated service lives and associated residual values are based on management estimates. Such estimates could vary materially from actual experience.

Major airframe inspection costs and modifications are capitalized and amortized over the lesser of their estimated useful life and remaining lease term, if applicable.

(c)	Carrying value of aircraft

Based on independent appraisals, the appraised value of our owned aircraft exceeded the carrying value by $33.1 million and $46.7 million as at April 30, 2007 and 2006, respectively. The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize these aircraft. In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.

(d)	Inventory obsolescence

An allowance for obsolescence is provided for inventory identified as excess or obsolete to reduce the carrying costs to the lower of average acquisition cost and net realizable value. These allowances are based on management estimates, which are subject to change.

(e)	Defined benefit employee pension plans

We maintain both funded and unfunded defined benefit employee pension plans in the UK, Norway, Canada and the Netherlands for approximately 33% of our active employees and certain former employees. Several statistical and judgmental factors, which attempt to anticipate future events, are used in measuring our obligations under the plans and the related periodic pension expense. These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets and the rate of future compensation increases. In addition, our actuaries use other assumptions such as withdrawal and mortality rates. The estimates and assumptions used may differ materially from actual results due to changing market and economic conditions, changing withdrawal rates, and changing overall life spans of participants. These differences may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations. We review annually the assumptions used in measuring the pension plan obligations to determine their appropriateness based on actual experience and current and anticipated market conditions.

(f)	Utilization of income tax losses

We have accumulated $153.7 million and $45.0 million in non-capital and capital losses, respectively, as at April 30, 2007. As detailed in Note 22 to our fiscal 2007 audited consolidated financial statements, some of the non-capital losses expire between fiscal 2008 and 2027 and some carry forward indefinitely, while the capital losses carry forward indefinitely. We have determined that it is more likely than not that the benefit of $96.4 million of the non-capital losses and all of the capital losses will be realized in the future and, accordingly, have recorded future tax assets of $36.3 million related to these losses. This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period when such determination is made.

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

Upon entering into a new aircraft leasing arrangement, we evaluate whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating. Currently, all of our aircraft leases are classified and recorded as operating leases. One of the criteria in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease. In determining whether the present value of the minimum lease payments at the beginning of the lease term is less than 90% of the fair value of the leased aircraft, we include in our minimum lease payments the minimum rentals over the lease term (excluding any renewal options) and any guarantee by us of the residual value of the leased aircraft including junior loans, deferred payments, rebateable advance rentals, and asset value guarantees (Note 28 to our fiscal 2007 audited consolidated financial statements).

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

Certain of our operating leases have junior loans, deferred payments and rebateable advance rentals due from the lessors. Under these lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the unamortized amount under the lease of the aircraft at that time, these amounts may be fully recoverable, otherwise the junior loans, rebateable advance rentals and deferred payments would not be recoverable. As at April 30, 2007 no allowance has been recorded on these amounts and related accrued interest as we currently believe that the aircraft will realize a value upon sale at the end of the lease sufficient to recover these amounts.

(i)	Consolidation of variable interest entities (“VIE”s)

Under Accounting Guideline 15 - Consolidation of Variable Interest Entities, we are required to assess the variability of outcomes under each entity that is considered a VIE to determine whether we are the primary beneficiary of the VIE and would thus be required to consolidate the VIE. In performing this assessment, we are required to make a number of estimates including a range of possible asset values at the end of the lease term. In addition to developing a range of possible outcomes, we are required to assign a probability to each potential outcome. These estimates can significantly impact whether a particular VIE is required to be consolidated by us.

(j)	General tax contingencies

Our business and operations are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of our history. The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which we are subject to ongoing tax assessments. When applicable, we adjust the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in our estimates or assessments. These adjustments could materially increase or decrease our results of operations.

NEW ACCOUNTING STANDARDS

(a)	Financial Instruments

As required by the Canadian Institute of Chartered Accountants (“CICA”), on May 1, 2007, the Company adopted the following CICA Handbook Sections: Section 1530 - Comprehensive Income (“Section 1530”), Section 3855 - Financial instruments - Recognition & Measurement (“Section 3855”) and Section 3865 - Hedges (‘Section 3865”). The adoption of these new standards resulted in changes in the accounting and presentation for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive earnings (“AOCI”). As required by the transitional provisions of these new standards, the comparative interim consolidated financial statements have not been restated. The principal changes in the accounting for financial instruments and hedging relationships due to the adoption of these new standards are described below.

Comprehensive Income

Section 1530 introduces the concept of comprehensive income which consists of net earnings and other comprehensive earnings (“OCI”) and represents the change in equity of an entity during a period arising from transactions and other events and circumstances from non-owner sources. OCI represents amounts that are recognized in comprehensive earnings but excluded from net earnings as required by primary sources of GAAP. These amounts include gains and losses on available-for-sale financial assets, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the portion of the gain or loss on the hedging item that is determined to be an effective cash flow hedge or an effective hedge of a net investment in a self-sustaining foreign operation.

As a result of the adoption of Section 1530, the Company now presents a consolidated statement of comprehensive earnings as part of the consolidated financial statements and AOCI is presented as a new category of shareholders’ equity in the consolidated balance sheets. AOCI includes the balance that was previously classified as the foreign currency translation adjustment in the Company’s financial statements.

Financial Instruments - Recognition & Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Section 3855 requires that financial assets, financial liabilities and non-financial derivatives that do not qualify for the normal purchase and sale exemption be recognized on the balance sheet at fair value on initial recognition. Measurement in subsequent periods depends on how the financial instrument has been classified. Financial assets and liabilities that have been classified as “held for trading” are carried at fair value with both realized and unrealized gains and losses included in net income. Financial assets classified as “held-to-maturity”, “loans and receivables” and financial liabilities other than those classified as “held for trading” are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income. Financial assets classified as “available-for-sale” are carried at fair value with unrealized gains and losses reported in OCI and impairment losses recognized immediately in net earnings.

Derivatives are recorded on the balance sheet at fair value, including derivatives that are embedded in a non-derivative host contract where the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract. Changes in the fair value of derivatives are recognized in net earnings, with the exception of changes recognized in OCI for derivatives that have been designated as a cash flow hedge or a hedge of a net investment in a self sustaining foreign operation.

Hedges

Section 3865 establishes new standards for hedge accounting. Section 3865 carries forward much of the guidance from Accounting Guideline 13 - Hedging Relationships and adds requirements detailing how to apply hedge accounting to various types of hedges. The purpose of hedge accounting is to ensure that counterbalancing gains, losses, revenues and expenses are recognized in net income in the same period(s). Hedge accounting is optional and certain conditions must be satisfied before a hedging relationship qualifies for hedge accounting, including identification of the specific risk exposure(s) being hedged, formal documentation of the hedging relationship at inception and reasonable assurance that the hedging relationship will be effective both at inception and throughout the term of the hedging relationship.

Section 3865 discusses three different types of hedges, a fair value hedge, a cash flow hedge and a hedge of a net investment in a self-sustaining foreign operation, and prescribes the accounting treatment for each. A fair value hedge is a hedge of the exposure to changes in the fair value of all or a portion of a recognized asset or liability or previously unrecognized firm commitment attributable to a specified risk. In a fair value hedge, both the hedged item and the hedging item are measured at fair value with gains and losses due to fluctuations in fair value recognized immediately in net income. A cash flow hedge is a hedge of the exposure to variability in cash flows of a recognized asset or liability or a forecasted transaction attributable to a specified risk or variability in cash flows of a firm commitment attributable to foreign currency risk. In a cash flow hedge, there is no change to the measurement or gain or loss recognition on the hedged item. However, the portion of the gain or loss on the hedging item determined to be effective is recognized in OCI and released into net income in the same period the hedged item affects net income. Any ineffective portion is recognized immediately in net income. A hedge of a net investment in a self-sustaining foreign operation is treated such that gains and losses on the effective portion of the hedging item are recognized in OCI. Any ineffective portion is recognized immediately in net income.

Impact of Adoption

New Accounting Policies

(i)	Classification of financial instruments

Held for trading financial assets and liabilities are financial instruments that are not loans or receivables and are: acquired or incurred principally for the purpose of selling or repurchasing the instrument in the near term; or part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or a derivative, except for a derivative that is a designated and effective hedging instrument. The Company may also designate any financial instrument irrevocably on initial recognition as held for trading. Held for trading financial instruments are carried at fair value with both realized and unrealized gains and losses included in net income.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity, other than financial instruments that have been designated on initial recognition as held for trading or as available for sale or those that meet the definition of loans and receivables. Held to maturity investments are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income.

Loans and receivables are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date, or on demand, usually with interest, other than debt securities and loans and receivables that have been designated on initial recognition as held for trading or as available for sale. Loans and receivables are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income.

Available for sale financial assets are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. Available for sale financial assets are carried at fair value with unrealized gains and losses reported in OCI and impairment losses recognized immediately in net earnings.

(ii)	Determination of fair value

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is normally the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair values of financial instruments that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities. When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data. These include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. For certain derivatives, fair values may be determined in whole or in part from valuation techniques using non-observable market data or transaction prices.

(iii)	Transaction costs

Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are netted against the fair value of the financial instrument on initial recognition, with the exception of transaction costs related to financial instruments that are classified as held for trading. These transaction costs are then amortized over the expected life of the financial instrument using the effective interest rate method. Transaction costs related to held for trading financial instruments are expensed as incurred.

(iv)	Normal purchase and sale exemption

All derivative contracts for the purchase and sale of non-financial instruments are designated as normal purchases and normal sales. These contracts do not have the capability of contractual net settlement. As a result of the application of this exemption, the Company is prevented from treating such contracts as derivatives under Section 3855 in the future.

Classification on Initial Adoption

The Company made the following classifications of its major categories of assets and liabilities:

•	Cash and cash equivalents and restricted cash are designated as held for trading. These items are measured at fair value. At May 1 and July 31, 2007, the measured amount approximates cost.

•
Receivables, junior loans and loans receivable are classified as loans and receivables. After their initial fair value assessment, these items are measured at amortized cost using the effective interest rate method.

•
Payables and accruals, dividends payable, non-revolving long-term debt and senior subordinated notes are classified as other liabilities. After their initial fair value assessment, these items are measured at amortized cost using the effective interest rate method.

On May 1, 2007, previously deferred debt issue costs, discounts and premiums of $5.4 million were reclassified from other assets, resulting in a reduction of long-term debt and senior subordinated notes of $0.3 million and $4.5 million, respectively. The remaining $0.6 million was recorded as a transition adjustment to reduce opening retained earnings as a result of adopting the effective interest rate method of amortization.

Derivatives

All derivative instruments are recorded on the balance sheet at fair value.

Embedded Derivatives

The Company also identified embedded derivatives outstanding at May 1, 2007 that require separation from their host contract, primarily relating to foreign currency embedded derivatives. These embedded derivatives were accounted for as derivatives under Section 3855 and resulted in a transition adjustment to opening retained earnings of $2.6 million.

Guarantees

The Company has recognized a liability for the fair value of the obligation undertaken in issuing guarantees to third parties under some of the Company’s operating leases relating to a portion of the aircraft values at the termination of the leases, regardless of whether or not the liability is probable, and a corresponding prepaid rent asset. The corresponding prepaid rent asset related to operating lease asset value guarantees is being amortized on a straight-line basis over the lease term of the specific lease to which the asset relates. The liability is reduced as the Company is released from risk upon expiration or settlement of the guarantee.

The Company recorded a transition adjustment to retained earnings of $2.8 million. In addition, on May 1, 2007, the Company recorded a guarantee liability of $19.2 million in other liabilities. The corresponding amortized carrying value of the prepaid rent asset is recorded in other assets.

Cash Flow Hedges

The Company uses foreign exchange forward contracts to hedge the currency risk associated with certain foreign currency purchase commitments, payroll and associated accounts payable and accounts receivable. The effective portion of hedging gains and losses associated with these cash flow hedges is recorded in other comprehensive earnings and is released from accumulated other comprehensive income and recorded in income when the hedged item affects income.

When a hedging instrument expires or is sold, or when a hedge is discontinued or no longer meets the criteria for hedge accounting, any cumulative gain or loss recorded in other comprehensive earnings at that time remains in other comprehensive earnings until the forecasted transaction is recorded. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive earnings is immediately recorded in net earnings.

Upon adoption of Section 3865, the Company recorded an increase of $2.3 million in AOCI.

Net Investment Hedges

The Company uses net investments in self-sustaining foreign operations to hedge foreign currency debt, including a portion of the US $400 million 7⅜% senior subordinated notes. Gains or losses related to the effective portion of the hedge are recognized in other comprehensive earnings. These gains or losses will be recorded in net earnings upon the repatriation or disposal of the investment in the foreign operation. Upon adoption of Section 3855 and 3865, the Company reclassified $40.8 million previously recorded in the foreign currency translation account to opening accumulated other comprehensive earnings.

Transition Adjustments

The following table summarizes the adjustments required to adopt these new standards.

	Retained earnings	Accumulated other comprehensive earnings

Deferred debt issue costs	$(580)	$-
Cash flow hedges	-	2,275
Guarantees	(2,774)	-
Embedded derivatives	2,550	-
Total	$(804)	$2,275

(b)	Other

In July 2006, the CICA revised Section 1506 - Accounting Changes, which requires that (i) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information, (ii) changes in accounting policy are generally applied retrospectively, and (iii) prior period errors are corrected retrospectively. Section 1506 is effective for our fiscal year beginning May 1, 2007. Section 1506 could have a material impact on the financial statements if a change in accounting policy were to occur.

PRINCIPAL DIFFERENCES BETWEEN CANADIAN GAAP AND US GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. Under US GAAP, net earnings for the years ended April 30, 2007, 2006 and 2005 were $32.9 million, $130.6 million and $49.1 million, respectively, compared to net earnings of $44.0 million, $90.7 million and $56.5 million, respectively, under Canadian GAAP. These differences result primarily from the differing accounting treatments for net investment hedges and related debt revaluation. A description of the significant differences applicable to us and a reconciliation of Canadian GAAP to US GAAP are set out in Note 32 to our fiscal 2007 audited consolidated financial statements.

SUMMARY FINANCIAL DATA - US DOLLARS

Certain summary financial data from our fiscal 2007 audited consolidated financial statements, as detailed below, has been translated into US dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated using the exchange rate at April 30, 2007 of $1.1067 = US $1.00.

Financial Highlights

Year ended April 30, (in millions of US dollars, except per share amounts)	2007	2006
Revenue	$1,038.3	$901.0
Operating income	104.0	98.6
Net earnings from continuing operations	37.0	81.1
Net earnings from discontinued operations	2.0	0.9
Extraordinary item	0.7	-
Net earnings	39.7	82.0
Per Share Information
Basic
Net earnings from continuing operations	$0.88	$1.93
Net earnings from discontinued operations	0.05	0.02
Extraordinary item	0.02	-
Net earnings	0.95	1.95
Diluted
Net earnings from continuing operations	$0.81	$1.76
Net earnings from discontinued operations	0.05	0.02
Extraordinary item	0.02	-
Net earnings	0.88	1.78

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The table and notes below set out the name of each person currently serving as a director of the Corporation, their age, the period or periods during which they have served as a director of the Corporation, the province/state and country of residence, their principal occupation, business or employment and all other positions with the Corporation and any affiliates thereof now held by the director, if any, and the number of Class A Subordinate Voting Shares, Class B Multiple Voting Shares, Ordinary Shares, Class A Stock Options, and Share Appreciation Rights (“SAR’s”) beneficially owned by each director or over which the director exercises control or direction.

Sylvain Allard, M.B.A., 49,
Director since November, 2004. Resident of British Columbia, Canada. Mr. Allard is the President and Chief Executive Officer of the Corporation. He has been President for eight years and was appointed Chief Executive Officer in November 2004. Mr. Allard started with the Corporation as a helicopter pilot in Eastern Canada in 1982. He earned a Masters of Business Administration degree (Gold Medalist) from Concordia University, Montreal, and has held several key positions in the Corporation, including President of Viking Helicopters Ltd., Canadian Helicopters (Eastern) and CHC Helicopters International Inc.

Donald Carty, O.C., 61,
Director since November, 2004. Resident of Texas, United States of America. Mr. Carty is the Vice Chairman and Chief Financial Officer of Dell Inc. He served as Chairman and Chief Executive Officer of AMR Corporation from 1998 to 2003. He served as President and CEO of CP Air in Canada from 1985 to 1987 and spent several years in various management positions with Celanese Canada, Ltd., Air Canada, and the Canadian Pacific Railway. Mr. Carty is a graduate of Queen's University in Kingston, Ontario, and of the Harvard Graduate School of Business Administration. Mr. Carty was appointed as an officer of the Order of Canada in 2002. He is a director of Dell Inc. and Barrick Gold Corp.

Craig C. Dobbin, 42,
Director since 1998. Resident of Newfoundland and Labrador, Canada. From 1999 to January 2002, he was Director of Marketing with CHC Composites Ltd. From 1995 to 1999, he was the President of Seaforest Plantation Co. Ltd., a cod aquaculture company. From 1996 to 2006, he was General Manager of Canadian Northern Outfitters Ltd., an executive wilderness retreat. From 1991 to 1993, he was employed as the marketing director for GPA Helicopters Limited (a division of CHC) and from 1993 to 1995 he was Manager of Corporate Planning for Air Atlantic and subsequently served on the Board of Directors of Air Atlantic (1995) Limited. From January 2002 until March 2003, he was a Vice-President of CHC Helicopter Corporation.

Mark Dobbin, 47,
Director since 2006. Resident of Newfoundland and Labrador, Canada. Mr. Dobbin is the founder and President of Killick Capital Inc., a Newfoundland based private equity company and is the Chairman of the Board of the Corporation. From 1998 to 2003 Mr. Dobbin was the Chair and CEO of Vector Aerospace Corporation, a globally recognized aviation repair and overhaul service. Prior to Vector he was employed for 17 years with the Corporation and held increasingly responsible positions with CHC culminating in serving as Senior Vice-President. He was a director of the Corporation from 1994 to 1998 and from 2001 to 2003. He is currently a director of Aurora Energy Resources Inc., Plasco Energy Group Inc., Consilient Technologies Inc., Verafin Inc. and Greyfirst Corp.

George N. Gillett Jr., 68,
Director since October, 2004. Resident of Colorado, United States of America. Since 1996 Mr. Gillett has been Chairman of Booth Creek Management Corporation, based in Vail, Colorado, a diversified company with interests in the recreational, fresh and processed protein products, automotive and transportation, and landscape and garden industries. Mr. Gillett is Chairman of the Montreal Canadiens hockey club, Booth Creek Ski Holdings, and Coleman Natural Foods. He is also a director of Steadman Hawkins Research Foundation and is a member of the Board of Governors of the National Hockey League.

John J. Kelly, B.E., Ph.D., 72,
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

Jack M. Mintz, B.A., M.A., Ph.D., 56,
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

Sir Bob Reid, 73,
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

Guylaine Saucier, C.M., F.C.A., 61,
Director since 2005. Resident of Quebec, Canada. Ms. Saucier is a Fellow of the Institute of Chartered Accountants. She was Chair of the Joint Committee on Corporate Governance established in 2000 by the Canadian Institute of Chartered Accountants, the Canadian Venture Exchange and the Toronto Stock Exchange. She was Chair of the Canadian Institute of Chartered Accountants from June 1999 to June 2000 and was Chairman of the Board of the Canadian Broadcasting Corporation from April 1995 to December 2000. In 1989 she was appointed as a member of the Order of Canada. Ms. Saucier is currently a member of the board of directors of several Canadian corporations including Petro-Canada Inc. and the Bank of Montreal, and the French company, Areva.

William W. Stinson, 73,
Director since 2003. Resident of Newfoundland and Labrador, Canada. He is Chairman and CEO of Westshore Terminals Inc. which operates a bulk terminal facility. He is also a director of Grant Forest Products. From 2003 to 2005 he was Chairman of the Board of Sun Life Financial, a worldwide insurer and wealth management company. He was a director of Sun Life Financial since 1985. Mr. Stinson spent most of his career with Canadian Pacific Ltd., a diversified transportation and industrial company, where he was Chief Executive Officer for eleven years and Chairman and Chief Executive Officer for six years before retiring in 1996.

Officers of the Corporation

The table and notes below set out the name of each person that currently serves as an officer of the Corporation including the age of the officer, the province/state and country of residence and the position of the officer with the Corporation.

Sylvain Allard, M.B.A., 49,	See “Board of Directors.”
Annette Cusworth, C.A., 41,
Resident of British Columbia, Canada. Ms. Cusworth began as the Assistant Director, Financial Reporting of the Corporation in November 2004, subsequently holding the positions of Director, Financial Reporting and Corporate Controller. In October 2006 she was appointed Vice-President, Financial Services. Prior to her employment with the Corporation, she was the Manager, Financial Services for Weldwood of Canada Limited, a Canadian subsidiary of International Paper.

Rick Davis, C.A., 45,
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

Mark Dobbin, 47,	See “Board of Directors.”
G. Blake Fizzard, C.A., 43,
Resident of British Columbia, Canada. Mr. Fizzard began as the Director of Taxation of the Corporation in March 2001 and was appointed Vice-President, Financial Structuring in 2003. Prior to his employment with the Corporation, he was member of the tax and audit departments at Deloitte & Touche LLP and served as an Assistant Vice-President of International Advisory Services in Hamilton, Bermuda. Mr. Fizzard received a Bachelor of Commerce degree from Memorial University of Newfoundland in 1986 and became a chartered accountant in 1988.

Rick O. Green, C.G.A., 50,
Resident of British Columbia, Canada. Mr. Green has been employed by the Corporation for the past 19 years. He began as the Chief Accountant with a predecessor company, Sealand Helicopters Limited, and moved through increasingly responsible positions within the Corporation. In 1988, he was named the Assistant Corporate Controller. In 1993, he moved into an Internal Audit function until 1995 when he was appointed as Vice-President, Finance in the International division. He remained in this position until 2000 when he was appointed as Vice-President, Planning and Control. In May 2003, he assumed the role of Vice-President, Global Systems and Solutions. In May 2006, he was appointed as Vice-President and Chief Information Officer.

John Hanbury, C.M.A., 50,
Resident of British Columbia, Canada. Mr. Hanbury was appointed as Corporate Treasurer of the Corporation in July 2005. Prior to his employment with the Corporation, he was the Treasurer of a major company operating in the forestry sector of British Columbia. Mr. Hanbury has a Bachelor of Commerce degree from the University of British Columbia.

Martin Lockyer, LLB, 47,
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

Nancy Montgomery, C.A., 36,
Resident of British Columbia, Canada. Ms. Montgomery began as the Director, SOX and Internal Audit of the Corporation in March 2006. In May 2007, she was appointed Vice-President, Internal Audit. Prior to her employment with the Corporation, she was the Manager, SOX Compliance at a major publicly traded Canadian gold mining Company.

Family Relationships

Craig C. Dobbin and Mark Dobbin are brothers. Their father, Craig L. Dobbin, was the former Executive Chairman of the Company and his estate holds the majority of the shares of the Company.

The following table sets out the number of securities of each class of voting securities of the Corporation and SARs (vested and unvested) beneficially owned, directly or indirectly, or controlled or directed by each director and the value of SARs and options as at April 30, 2007.

Director	Director Since	Class A Shares	Class B Shares	Ordinary Shares	Class A Shares Under Options	Share Appreciation Rights		Value of All Unexercised In-The-Money Options and SARS
						Vested	Unvested	Options	Vested SARs	Unvested SARs
Sylvain Allard	2004	278,468	-	-	643,932	-	-	7,713,216	-	-
Donald Carty, OC	2004	20,000	-	-	-	73,334	36,666	-	47,667	23,833
Craig C. Dobbin	1998	-	-	-	60,000	-	-	1,042,200	-	-
Mark D. Dobbin	2006(i)	5,665,188(ii)	5,673,604(iii)	22,000,000(iv)	519,990(v)	-	110,000	4,055,922	-	118,800
George N. Gillett Jr.	2004	-	-	-	-	73,334	36,666		310,000	-
John J. Kelly, B.E., Ph.D.	1999	6,280	-	-	-	60,000	-		1,008,450	-
Jack M. Mintz, B.A., M.A., Ph.D.	2004	2,000	-	-	-	73,334	36,666		409,200	-
Sir Bob Reid	2004	-	-	-	-	110,000	-		731,500	-
Guylaine Saucier, C.M., F.C.A.	2005	3,000	-	-	-	73,334	36,666		-	-
William W. Stinson	2003	10,000	-	-	-	110,000	-	-	1,039,500	-

(i)	Mark D. Dobbin previously served as a director of the Corporation from 1994 - 1998 and 2001 - 2003.
(ii)
Of these, 3,892,540 shares are held by Discovery Helicopters Inc., a holding company, all of the voting shares of which are owned by the Estate of Craig L. Dobbin, of which Mark Dobbin is the sole executor and 251,264 shares are held by a family education trust.

(iii)	Of these, 5,555,432 shares are held by Discovery Helicopters Inc.
(iv)	These shares are held by O.S. Holdings, a holding company wholly owned indirectly by the Estate of Craig L. Dobbin.
(v)	These options are held by the Estate of Craig L. Dobbin.

STANDING BOARD COMMITTEES

The Board has three standing committees, the Audit Committee, the Corporate Governance, Compensation and Nominating Committee and the Pension Committee. Each committee has a written mandate and reviews its mandate annually.

REPORT OF THE CORPORATE GOVERNANCE, COMPENSATION AND NOMINATING COMMITTEE

The Corporation recognizes the importance of adhering to superior corporate governance standards. The Corporation has developed sound corporate governance policies and procedures, which are monitored and reviewed on a continuous basis, and adopts a ‘‘best practices’’ approach in all of its corporate governance initiatives. The Corporate Governance, Compensation and Nominating Committee is responsible for monitoring the development of, and compliance with, corporate governance policies and procedures.

For the purposes of the Corporation’s NYSE listing, it is considered a “foreign private issuer” which means that the Corporation is not required to comply with most of the NYSE’s corporate governance listing standards. Under NYSE rules, the Corporation is required to disclose any significant ways in which its corporate governance practices differ from those followed by US domestic companies under the NYSE’s listing standards. The Corporation believes that there are no significant differences between its corporate governance practices and those required to be followed by US domestic issuers under the NYSE listing standards except that the Corporation complies with the Toronto Stock Exchange (“TSX”) rules to obtain shareholder approval of share compensation arrangements that involve a new issue of shares. Unlike the NYSE rules, the TSX rules do not require shareholder approval for compensation arrangements involving share purchases in the open market at fair value. This disclosure can be accessed at www.chc.ca.

A copy of our statement of corporate governance practices is available on our website at www.chc.ca and in print from us upon request.

The current members of the Corporate Governance, Compensation and Nominating Committee are Sir Bob Reid (Chair), George Gillett and William Stinson.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees the financial reporting process on behalf of the Board of Directors. In order to carry out this responsibility, the Audit Committee, which consists entirely of “unrelated” and “independent” directors, meets quarterly to review the Corporation's financial statements. The Audit Committee also reviews, on a continuing basis, any reports prepared by the Corporation's external auditors relating to the Corporation's accounting policies and procedures, as well as its internal controls. Financial information prepared for securities commissions and similar regulatory bodies is also examined by the Audit Committee before filing. The Audit Committee meets independently with management and the external and internal auditors to review the involvement of each in the financial reporting process. These meetings are designed to facilitate any private communication with the Audit Committee which may be desired by any party. The Audit Committee recommends the appointment and remuneration of the Corporation's external auditors, who are elected annually by the Corporation's shareholders. During the year ended April 30, 2007, the Audit Committee met nine times.

In carrying out their responsibilities, the Audit Committee has:

•	met with management and the external auditors to review and discuss the April 30, 2007 consolidated financial statements;

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

The current members of the Audit Committee are Dr. Jack Mintz (Chair), Donald Carty and Guylaine Saucier.

PENSION COMMITTEE

The Pension Committee has the responsibility to monitor and inform the Board concerning issues relating to the Corporation’s pension plans.

The current members of the Pension Committee are Dr. Kelly (Chair), Mr. Craig C. Dobbin and Mme. Saucier.

REPORT ON EXECUTIVE COMPENSATION

The Corporate Governance, Compensation and Nominating Committee has, as a part of its mandate, responsibility for determining the remuneration of the Corporation’s executive officers, which includes the Named Executive Officers (as defined below), including establishing compensation terms and conditions, and the extent and level of participation in incentive programs. Prior to 2004 these functions were performed by the Compensation Committee. The Corporate Governance, Compensation and Nominating Committee also targets and evaluates the performance of executive officers, monitors succession planning and reviews the design and competitiveness of incentive compensation programs with the assistance of external professional advisors, who are responsible for gathering information on the policies in effect at companies that are comparable to the Corporation.

Composition of the Corporate Governance, Compensation and Nominating Committee

None of the members of the Corporate Governance, Compensation and Nominating Committee is or has been, an officer or an employee of the Corporation or any of our subsidiaries. The Corporate Governance, Compensation and Nominating Committee generally meet quarterly to discuss compensation and governance matters. The current members of the Committee are listed on the preceding page.

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

The remuneration of the executive officers of the Corporation consists of three components: base salary, an annual incentive bonus program, and long-term incentive programs which are stock-based. In 2007 total base salary for the Named Executive Officers was $2,000,568 and compensation under the annual incentive bonus program was $1,560,589, representing 78% of base salary (106% for the CEO). The relative proportion of compensation from base salary and annual incentive bonus programs may vary from year-to-year as compensation from the annual incentive bonus program can vary depending on performance of the Corporation.

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

Base salaries of the CEO and the other Named Executive Officers of the Corporation are established between the median or average of salary levels of executive positions of similar magnitude, scope and complexity in comparable Canadian and US companies, taking into account the individual executive's responsibilities, experience, contribution and performance and are established following consultation with independent compensation consultants.

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

Operations

During Fiscal 2005, upon the recommendation of the Corporate Governance, Compensation and Nominating Committee (following an independent review), the Board of Directors adopted a Short Term Incentive Plan (“STIP”) for senior management including the Named Executive Officers. The purpose of the STIP is to reward the plan participants based primarily on the annual performance of the Corporation with a component (10% of the employee’s base salary) based on attaining individual goals. Participants receive a bonus based upon the Corporation’s return on capital employed (“ROCE”) for the fiscal year as measured against a budgeted target, with target and maximum bonuses based upon a percentage of base salary. For the Named Executive Officers and other plan participants who are not part of divisional management, 90% of budgeted ROCE must be achieved for any bonus to be paid, while maximum bonus is payable when actual ROCE is equal to or greater than 110% of budgeted ROCE.

During fiscal 2001, upon the recommendation of the Compensation Committee (following an independent review) the Board adopted a Total Shareholder Return bonus plan (the "TSR Plan") for the CEO, and certain other executive officers of the Corporation. This plan was designed to provide a mechanism that closely aligns management incentives with shareholder interests, and to emphasize the creation and enhancement of shareholder value. The TSR Plan sets a minimum threshold of 12.5% of the opening shareholders' equity for each fiscal year, which return is then notionally deducted from net earnings for the fiscal year so that no TSR bonus is paid unless this minimum return has been achieved for shareholders. The TSR Plan bonus for the CEO, the only remaining eligible participant in the TSR Plan, is equal to 3% of net earnings for the completed fiscal year in excess of the minimum 12.5% return on opening shareholders' equity. Fiscal 2007 was the last year in which the TSR Plan was in effect. The long term incentive plan described below replaces the TSR Plan. In respect of fiscal 2007, the total TSR Plan bonus was $nil.

Long Term Incentive Plan

Upon recommendation of the Corporate Governance, Compensation and Nominating Committee (following an independent review), the Board of Directors has adopted a Long Term Incentive Plan (“LTIP”) for senior management including the Named Executive Officers. The LTIP is designed to reward the plan participants based upon longer term performance of the Corporation. Each participant is given a number of Performance Stock Units (“PSU’s”) calculated by dividing the average closing price of the Class A Subordinate Voting Shares on the TSX on the five trading days proceeding the grant date by the target percentage of his/her annual salary. The PSUs vest on the third anniversary of the grant date according to a schedule based upon the target return on equity over the applicable three year period. The vesting may range from 0% to 200%. Vesting PSUs are redeemed at a price equal to the average closing price of the Class A Subordinate Voting Shares on the TSX on the five trading days proceeding the date of vesting.

Corporate Development

In the past, the Corporate Governance, Compensation and Nominating Committee has deemed certain extraordinary circumstances worthy of special recognition where significant benefits have accrued to the Corporation and has authorized the payment of Corporate Development bonuses in such circumstances. No Corporate Development bonuses have been paid since Fiscal 2005 and it is not currently contemplated that any Corporate Development bonuses will be paid in the future, however, the Committee retains discretion to recommend to the Board of Directors such changes to the Corporation’s compensation program from time to time as may be appropriate to achieve the Corporation’s objectives.

Share Option Plan

The Employee Share Option Plan is intended to serve as a long-term incentive plan that aligns the interests of management with the interests of shareholders. Options do not generally vest fully on the date of grant, with the vesting period determined by the Board of Directors. When granting options, the Corporate Governance, Compensation and Nominating Committee takes into account the number of options already held by a participating executive.

The Corporation has guidelines for allocating stock options, which address the vesting period, concentration of options, and the maximum number of options to be granted per year. The Corporation’s policy is to expense stock options in its financial statements, using the fair value method.

Pension Plans

The Corporation maintains a defined contribution retirement plan (the “RPP”) for senior executives. The Corporation contributes 6% of gross earnings up to regulatory maximums on behalf of senior executives.

Under supplementary retirement plan agreements, the Named Executive Officers and former executives, Mr. O. Noel Clarke and Mr. Jo Mark Zurel may receive supplementary retirement benefits in addition to the retirement benefits provided under the RPP. These benefits are described under “Executive Retirement Plan and Retiring Allowance.”

Compensation of Directors

During fiscal 2007, the directors of the Corporation, other than those employed by the Corporation, were paid fees (as described below) for each Board and committee meeting attended and were reimbursed for their expenses arising in connection with such meetings. Effective May 1, 2002, after consideration of a report of an external independent compensation consultant and on the recommendation of the Corporate Governance and Nominating committee, the annual directors fees were set at $40,000 per annum, the fee payable to Committee Chairs was set at $10,000 per annum and fees for attendance were set at $2,000 per meeting. During 2004 the Board of Directors, with input from an independent compensation consultant, approved revised directors fees as follows: (i) an annual fee of $150,000 was approved for the Lead Director, effective October 28, 2003. This fee is in lieu of any other board retainer or board and committee attendance fees; (ii) effective March 1, 2004 all directors fees (other than the Lead Director fees) payable to Board members were changed from Canadian to US currency, unless the Board member resides in a jurisdiction where the currency trades at a premium to the US dollar. In these cases the director would be compensated in the local currency, and (iii) the annual fee payable to the Audit Committee Chair was increased from US $10,000 to US $25,000 to reflect the increased workload of the Audit Committee Chair. Effective October 5, 2004, the annual fee of the chair of the Corporate Governance, Compensation and Nominating Committee increased to US $25,000 to reflect the increased work load of the chair of the committee. If the chairman of a committee resides in a jurisdiction where the currency trades at a premium to the US dollar then the committee chair fee is paid in the local currency.

The following table sets out the cash retainer and fees paid to each director during fiscal year 2007, in Canadian dollars at the exchange rates prevailing at the date of payment.

Director	Director and Board Chair Cash Retainer $	Committee Chair Cash Retainer $	Board and Committee Attendance Fees $	Total Annual Fees $
Sylvain Allard	-	-	-	-
Donald Carty, O.C.	45,835	-	32,025	77,860
Craig C. Dobbin	45,835	-	18,334	64,169
Mark D. Dobbin	284,375	-	-	284,375
George N. Gillett Jr.	45,835	-	16,169	62,004
John J. Kelly, B.E., Ph.D.	58,266	14,567	23,306	96,139
Jack M. Mintz, B.A., M.A., Ph.D.	45,835	28,647	32,025	106,507
Sir Bob Reid	85,416	53,385	38,392	177,193
Guylaine Saucier, C.M., F.C.A.	45,835	-	38,930	84,765
William W. Stinson	45,835	-	11,212	57,047

During fiscal 2001, the Board approved the establishment of a Stock Appreciation Rights Plan for non-management directors under which the Corporation could originally issue up to a maximum of 400,000 Stock Appreciation Rights (“SARs”). The SARs provide a potential payment to the recipient, which may be realized only after vesting of the SAR, equal to the increase, if any, in the market value of the Corporation’s Class A Subordinate Voting Shares (determined as the weighted average of trading prices for the five trading days immediately preceding the exercise date) over the share price or “SAR grant value” on the date of the original SAR grant. SARs have a maximum exercise period of ten years following the date of issuance. The SARs vest in equal amounts on the first, second and third anniversaries of the grant date.

As a result of the subdivision of the Corporation’s Class A Subordinate Voting Shares during fiscal 2006, the Board has adjusted the grant of SARs to each director by doubling the number of SARs granted and halving the SAR grant value. This has the effect of keeping the directors whole in light of the stock split.

No options were granted to directors during fiscal year 2007. Upon being elected to the board of directors of the Corporation on September 28, 2006, Mark D. Dobbin was granted 110,000 SARs at a grant price equal to the closing price on the TSX of the Corporation’s Class A Subordinate Voting shares on September 28, 2006.

At April 30, 2007 a total of 830,000 issued and outstanding SARs had been granted to current directors. Of this total issuance, 573,336 SARs were vested at April 30, 2007. No SARs have been exercised subsequent to April 30, 2007.

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

Chief Executive Officer Compensation

The Chief Executive Officer’s compensation package is based on an independent review of compensation practices within a comparator group of companies chosen with the advice of an external independent compensation consultant. The comparator group includes Canadian and U.S. companies with international operations chosen for similarities to the Corporation in terms of size and complexity. The compensation data derived from this comparator group is also used to develop compensation recommendations for other members of the Corporation’s executive team.

The compensation philosophy applicable to the CEO is the same as for the Corporation’s other executives and is set out above.

Base Salary - The base salary of the CEO is determined by an analysis of the CEO’s position versus the compensation data for CEOs of the companies in the Corporation’s comparator group, and with consideration for the CEO’s performance. The Board conducts the assessment of the CEO’s overall performance, taking into account his absolute performance relative to objectives agreed to at the beginning of each year, and his success in delivering value to shareholders. Within this framework, the Board’s decision may therefore result in a salary above or below the median for the comparator group, which is the level normally targeted by the Board for base salary. Actual base salary paid to the CEO in fiscal 2007 positioned him at 101% the median base salary paid to CEOs of the Corporation’s comparator group.

Annual Incentive Award - There were two components of the annual incentives for the CEO in fiscal 2007. Under the STIP, described above, the CEO has a target award of 110% of base salary, with an annual incentive opportunity ranging from 0% to 210% of base salary. Under the TSR Plan, also described above, he was eligible for an award equal to 3% of the Corporation’s net earnings for fiscal 2007 in excess of 12.5% return on the Corporation’s opening shareholders’ equity.

For fiscal 2007, the CEO received an award of 106% of base salary under the STIP and $nil under the TSR Plan. The aggregate of base salary and annual incentive award paid to the CEO for fiscal 2007 positioned him at 75% of the 75% percentile of aggregate base salary and annual incentive paid to CEOs in the comparator group. The award was based upon the Corporation’s actual ROCE for fiscal 2007 being 99.73% of budgeted ROCE and the Corporation’s net earnings for fiscal 2007 being less than a 12.5% return on the Corporation’s opening shareholders’ equity.

Long Term Incentives - In 2007, the CEO was granted 28,894 PSUs under the LTIP at a grant price of $28.12 with a notional value equivalent to 125% of his annual salary.

The vesting conditions are identical to those applicable to the rest of the executive group, as described above.

The aggregate of base salary, annual incentive and long-term incentive awards (“Total Direct Compensation”) placed the CEO at 59% of the 75% percentile of Total Direct Compensation paid to CEOs in the comparator group.

COMPENSATION TABLES

The following table is additional disclosure designed to give shareholders greater clarity and a more detailed understanding of the compensation paid, granted or awarded in respect of fiscal 2007 to the Corporation’s current executive officers.

Name and principal position	Year	Annual compensation $ (i)	Long-term compensation $ (ii)	All other compensation $ (iii)	Pension service cost $	Total compensation $	EBITDA $ millions	Total compensation as % of EBITDA %

Sylvain Allard President and Chief Executive Officer	2007	1,340,690	812,500	61,399	408,100	2,622,689	181,005	1.45%
Rick Davis Senior Vice-President and Chief Financial Officer	2007	640,308	350,000	58,999	-	1,049,307	181,005	0.58%
Christine Baird President, Global Operations	2007	626,436	165,000	39,520	98,600	929,556	181,005	0.51%
Neil Calvert President, Heli-One	2007	521,067	165,000	59,163	89,600	834,830	181,005	0.46%
Keith Mullett Managing Director, European Operations	2007	445,093	153,085	75,493	76,900	750,571	181,005	0.41%

Notes:
(i)	Cash payments of base salary and STIP award.
(ii)
The value of PSUs granted under the LTIP calculated by multiplying the number of PSUs granted by the grant price which for Fiscal 2007 was $28.12. In the case of Mr. Davis, no value is ascribed to the SARs granted to him during Fiscal 2007 as none of these had vested as of April 30, 2007.

(iii)	Includes vehicle expenses and allowances, relocation assistance under the Corporation’s relocation plans available to employees other then the Named Executive Officers and contribution to the RPP.

The remuneration paid to the President and Chief Executive Officer, each person who served as the Chief Financial Officer of the Corporation at any time during the year and the other three most highly compensated executive officers (the “Named Executive Officers”) for each of the last three years ended April 30 is as follows:

		Annual compensation				Long-term compensation
			Bonus (i)			Awards
Name and principal position	Year	Salary $	Operations $ (v)	Corporate development $ (iv)	Other annual compensation $ (ii)	Securities under options/SARs granted #	All other compensation $ (iii)

Sylvain Allard	2007	650,000	690,690	-	-	-	20,000
President & Chief Executive Officer	2006	650,000	-	-	-	200,000	19,000
	2005	650,000	1,807,000	225,000	-	-	16,500
Jo Mark Zurel	2007	21,000	-	-	-	-	1,060,000
Former Senior Vice-President & Chief Financial	2006	435,000	-	-	-	100,000	19,000
Officer	2005	435,000	1,072,000	150,000	-	-	16,500
Rick Davis	2007	350,000	290,308	-	-	55,524	20,000
Senior Vice-President & Chief Financial	2006	200,000	20,000	-	-	40,000	9,500
Officer	2005	175,000	74,760	-	-	-	8,250
Christine Baird	2007	339,900	286,536	-	-	-	20,000
President, Global Operations	2006	330,000	33,000	-	-	60,000	19,000
	2005	330,000	161,700	-	-	-	16,500
Neil Calvert	2007	339,900	181,167	-	-	-	20,000
President, Heli-One	2006	330,000	33,000	-	-	60,000	19,000
	2005	330,000	207,075	-	-	-	16,500
Keith Mullett	2007	326,205	111,888	-	-	-	18,920
Managing Director, European Operations	2006	252,804	108,959	-	-	60,000	15,166
	2005	204,762	143,471	-	-	-	10,735

(i)	Bonuses are shown in the fiscal year to which payments relate.
(ii)
Other compensation and personal benefits amount to less than the lower of $50,000 and 10% of salary and bonus for all Named Executive Officers in 2007 and for all except the Executive Chairman in each of the previous two fiscal years. The amounts shown for Mr. Davis in fiscal 2005 are relocation allowance in connection with the move of the Corporation’s head office in fiscal 2005 and vehicle benefits.

(iii)
This consists of Corporation’s contributions to the RPP made on behalf of the Named Executive Officers. For Mr. Zurel, whose employment with the Corporation terminated on May 10, 2006, it includes amounts payable to him upon termination including bonuses, car allowance, and health and dental benefits.

(iv)
These special transaction bonuses (Corporate Development) are related to the acquisition of Schreiner Aviation Group and were paid in August 2005 upon the attainment of certain financial targets by Schreiner.

(v)	These amounts include:
(a)	regular performance bonus payments under the STIP, which is also used as an incentive for other senior managers, and
(b)	the TSR Plan.
(vi)	Mr. Davis became Acting Chief Financial Officer on May 10, 2006 and was appointed Senior Vice-President and Chief Financial Officer on September 13, 2006.
(vii)	Mr. Mullett is paid in GBP. The amounts included in the table are the Canadian dollar equivalents converted using the year to date average exchange rate as at April 30 of the relevant year.

Long Term Incentive Program

The following table sets out the aggregate number of PSUs awarded under the Long Term Incentive Program to each of the Named Executive Officers during the most recently completed fiscal year together with other required information.

		Performance Period	Estimated Future Payouts Under Non-Securities-Price-Based Plans
Name	PSUs (#)	Until Payout	Threshold ($ or #)	Target ($ or #)	Maximum ($ or #)
Sylvain Allard	28,894	April 30, 2009	N/A	N/A	N/A
Rick Davis	12,447	April 30, 2009	N/A	N/A	N/A
Christine Baird	5,868	April 30, 2009	N/A	N/A	N/A
Neil Calvert	5,868	April 30, 2009	N/A	N/A	N/A
Keith Mullett	5,444	April 30, 2009	N/A	N/A	N/A

Employee Share Option Plan

The following table provides information as of April 30, 2007 regarding the number of securities to be issued upon the exercise of outstanding options and the weighted-average exercise price of the outstanding options in connection with the equity compensation plan approved by shareholders (the Employee Share Option Plan). The Corporation does not have any equity compensation plans that have not been approved by shareholders. The options below relate to the Corporation’s Class A Subordinate Voting Shares.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price per share of outstanding options	Number of securities remaining available for future issuance under equity compensation plans

Employee Share Option Plan	2,232,922	$ 17.64	10,462
Equity compensation plans not approved by security holders	-	-	-
Total	2,232,922	$ 17.64	10,462

As at August 31, 2007, the number of securities to be issued upon the exercise of outstanding options under the Employee Share Option Plan is 2,194,922 being 4.8% of the aggregate number of Class A and Class B shares outstanding.

Option and SAR Grants During the Most Recently Completed Fiscal Year

No options were granted to the Named Executive Officers during Fiscal 2007.

The following table sets out the aggregate number of SARs granted to each of the Named Executive Officers during the most recently completed fiscal year together with the exercise price and other required information.

Name	SARs Granted #	Percent of Total SARs Granted to Employees during the year ended April 30, 2007	Exercise Price ($/Security)	Market Value of Securities Underlying SARs at the Date of Grant ($/Security)	Expiration Date
Sylvain Allard	-	-	-	-	-
Rick Davis	55,524	57.1%	$22.07	$22.07	September 28, 2016
Jo Mark Zurel	-	-	-	-	-
Christine Baird	-	-	-	-	-
Neil Calvert	-	-	-	-	-
Keith Mullett	-	-	-	-	-

Aggregated Option Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Stock Option Values

The following table sets out the aggregate number of outstanding options held by each of the Named Executive Officers who held options at any time during the most recently completed fiscal year, together with the value of such options at the end of the fiscal year. Amounts reported under "Value of unexercised in-the-money options" represent the difference between (i) the market value as at April 30, 2007 of the Class A Subordinate Voting Shares for which such options were granted having an exercise price less than such market value, and (ii) the exercise price of such options. The closing trading price of a Class A Subordinate Voting Share on the Toronto Stock Exchange (the “TSX”) on April 30, 2007 was $23.15.

Name	Type of Security	Securities acquired on exercise #	Aggregate value realized $	Options exercisable (vested) at April 30, 2007 # (i)	Options not exercisable (unvested) at April 30, 2007 # (i)	Value of all vested unexercised in-the-money options April 30, 2007 $	Value of all non-vested unexercised in-the-money options April 30, 2007 $
Sylvain Allard	Class A	-	-	241,966	80,000	7,713,216	-
Rick Davis	Class A	-	-	4,000	16,000	-	-
Jo Mark Zurel	Class A	46,500	1,052,063	97,500	-	1,469,650	-
Christine Baird	Class A	-	-	12,000	18,000	-	-
Neil Calvert	Class A	-	-	12,000	18,000	-	-
Keith Mullett	Class A	-	-	18,000	18,000	121,080	-

(i)	Each option entitles the holder to receive two Class A Shares.

Executive Retiring Plan and Retiring Allowance

Under supplementary retirement plan agreements ("SRPs") with the Corporation, the Named Executive Officers and former executive, Mr. O. Noel Clarke may be entitled to receive supplementary retirement benefits in addition to the retirement benefits provided under the RPP. The aggregate target benefit provided through the RPP, the SRPs and Canada Pension Plan ("CPP") benefits is 2% of the individual’s highest three years average earnings including operations bonuses ("average earnings"), but excluding special transaction bonuses (corporate development) multiplied by years of credited service. The SRP benefit formula is integrated with the formula under the CPP as well as the estimated benefits under the RPP. The SRP provides benefits by multiplying the participant’s credited service by the sum of the following:

•	0.5% of average earnings up to the CPP earnings limit at retirement;

•	1% of average earnings above such CPP earnings limit up to the earnings for which the Canada Revenue Agency (the "CRA") maximum contribution could be made under the RPP in the year of retirement; and

•	2% of average earnings in excess of the above CRA earnings limits.

In addition, the SRP provides indexing on the supplementary benefit equal to 75% of increases in the Consumer Price Index (“CPI”) less 1% (subject to a 4% annual maximum). The SRP also provides a 60% spousal death benefit and if retirement occurs between ages 55 and 65 a bridge benefit equal to CPP benefits. This SRP bridge benefit is also indexed and ceases at age 65 when CPP benefits actually commence.

The Corporation decided to partially fund the SRP to the 50 percent level over a five year period commencing May 1, 2005. However, upon a change in control of the Corporation, SRP participants are immediately vested and the Corporation is required to establish a retirement compensation arrangement (as defined under the Income Tax Act (Canada)) to secure full funding for all SRP benefits through the issuance of letters of credit. In the case of Mr. O. Noel Clarke, his employment arrangements with the Corporation provided that he be credited with 10 years of continuous service for the purpose of his SRP in addition to his actual service.

The entitlement to supplementary benefits under the SRP has vested for each of Messrs Allard, Zurel and Clarke. The estimated credited years of service for Mr. Allard is 24.3 years, Mr. Davis is 8.7 years, Ms. Baird is 24.8 years, Mr. Calvert is 11.7 years, Mr. Mullett is 8.0 years, Mr. Zurel is 14.04 years and Mr. Clarke is 14.5 years (inclusive of his 10 years of additional service discussed above).

The approximate aggregate annual benefits payable to a participant under the RPP and SRP are as follows:

	Years of Credited Service
Remuneration	15	20	25	30	35
$	$	$	$	$	$
200,000	60,000	80,000	100,000	120,000	140,000
400,000	120,000	160,000	200,000	240,000	280,000
600,000	180,000	240,000	300,000	360,000	420,000
800,000	240,000	320,000	400,000	480,000	560,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,200,000	360,000	480,000	600,000	720,000	840,000
1,400,000	420,000	560,000	700,000	840,000	980,000
1,600,000	480,000	640,000	800,000	960,000	1,120,000
1,800,000	540,000	720,000	900,000	1,080,000	1,260,000
2,000,000	600,000	800,000	1,000,000	1,200,000	1,400,000

Effective June 4, 1991, as amended as of January 19, 1993, the Corporation agreed to provide a retiring allowance (the "Retiring Allowance") to Craig L. Dobbin, the former Executive Chairman of the Corporation, whereby Mr. Dobbin would be entitled upon retirement to receive an annual retiring allowance in an amount equal to 66 2/3% of the average of the three highest fiscal years of annual remuneration, including operations bonuses, earned by him from the Corporation during his term as Chairman and Chief Executive Officer. Performance measured bonuses, including bonuses under the CEVA and TSR Plans, are included for calculating annual remuneration for purposes of the Retiring Allowance, but special transaction bonuses (corporate development) generally are not.

The Retiring Allowance was to continue during the lifetime of Mr. Dobbin and, in the event of his death within 20 years of the commencement of payments pursuant to such allowance, the payments shall continue to be made to a beneficiary or beneficiaries named by Mr. Dobbin for the remaining balance of the 20-year period. Mr. Dobbin died in October 2006, prior to retirement. The Corporation commenced payment of the Retiring Allowance to the estate of Craig L. Dobbin of $180,000 per month on November 1, 2006. Payments will be made for 240 months. The Retiring Allowance may increase based upon annual increases in the CPI, however, any such increase shall be limited to a maximum of 75% of any annual increase in the CPI less 1% and further limited to a maximum increase of 4% of the Retiring Allowance in any one year.

Employment Agreements

The Corporation has entered into employments contracts with each of the Named Executive Officers which provide, in effect, that if the Corporation terminates the employment of such person for other than just cause, the Corporation shall pay to such person a multiple of the person’s base salary plus the average of the bonus paid in the last two years of employment. In the case of Mr. Allard, the multiple is three and in the case of each of the other Named Executive Officers the multiple is two. Mr. Allard’s contract also provides that the he may elect to voluntarily terminate his employment within 180 days following the consummation of a defined change in control of the Corporation. Mr. Davis’ contract provides that if his employment as Senior Vice-President and Chief Financial Officer of the Corporation is not confirmed on substantial the same terms within 180 days following the consummation of a defined change in control of the Corporation, he may voluntarily terminate his employment. In the case of such voluntary termination of employment the person is entitled to the benefits described above in the event of termination by the Corporation and all unvested stock options and SARs shall vest.

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

The following table provides the aggregate indebtedness outstanding at August 31, 2007 to CHC of the current and former directors, officers and employees of the Corporation (and its subsidiaries):

Aggregate Indebtedness ($)
Purpose	To the Corporation or its subsidiaries	To another entity
Executive Share Purchase Loans (A loan program)	$1,206,210	-
Ordinary share loan	$33,000,000	-

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

Name and principal position	Involvement of Corporation or subsidiary	Largest amount outstanding during fiscal year 2007 $	Amount outstanding as at August 31, 2007 $	Financially assisted securities purchases during fiscal 2007 #	Security for indebtedness	Amount forgiven during fiscal 2007
EXECUTIVE SHARE PURCHASE LOANS (A loan program)
Sylvain Allard President & Chief Executive Officer, Proposed Nominee Director	Lender	277,067	236,189	-	An assignment of the shares or proceeds of vested options to acquire 100,000 Class A shares held by the executive, having an exercise price of $2.125 per share.	-
Christine Baird President, CHC Global Operations	Lender	34,980	28,021	-	A first lien on the Class A shares purchased under the program	-
THE ORDINARY SHARE LOAN
O.S. Holdings Inc. (a corporation indirectly wholly owned by Craig L. Dobbin)	Lender	33,000,000	33,000,000	-	A lien in CHC’s favour on the purchased Ordinary Shares, together with certain other security (see below)	-

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

The Ordinary Share Loan

On December 9, 1997, the Corporation issued 11,000,000 (now 22,000,000 as a result of the stock split) Ordinary Shares to O.S. Holdings Inc. for an aggregate consideration of $33,000,000 (the "Ordinary Share Loan"). O.S. Holdings Inc. is a corporation wholly owned by 10644 Newfoundland Inc. ("Holdco"), which is a corporation wholly owned by the Estate of Craig L. Dobbin. On December 9, 1997, the Corporation made a loan to O.S. Holdings Inc. of $33,000,000 to enable it to purchase these Ordinary Shares. The loan is repayable upon demand and does not bear interest unless the principal amount thereof (or the lesser portion demanded) has not been repaid within two business days following demand therefore, after which time the principal amount thereof (or the portion demanded) would bear interest at a rate equal to the Canadian "prime rate" plus 5%. These Ordinary Shares were issued to give effect to an undertaking provided by the Corporation to U.K. regulatory authorities in connection with the foreign ownership requirements of European legislation applicable to the Corporation’s then U.K. operating subsidiary, Brintel Helicopters Limited ("Brintel"). The issuance of Ordinary Shares to O.S. Holdings Inc. was intended to increase the amount of equity share capital of the Corporation held by European nationals (Mr. Dobbin was, and each of the beneficiaries of his Estate is, a citizen of both Canada and Ireland) and to establish that Brintel was entitled to maintain its operating license. The transaction involving the issuance of the Ordinary Shares (including the making of the loan) was approved by shareholders of the Corporation at a meeting held on December 9, 1997.

The loan is secured by a lien in the Corporation's favour over the Ordinary Shares. Further, Holdco has guaranteed the obligations of O.S. Holdings Inc. to the Corporation and has pledged the shares of O.S. Holdings Inc. owned by it in favour of the Corporation as security for such guarantee. Craig L. Dobbin guaranteed the obligations of each of O.S. Holdings Inc. and Holdco to the Corporation and pledged the shares of Holdco owned by him in favour of the Corporation as security for such guarantee. As a result of Mr. Dobbin’s death, the Corporation's recourse is against his Estate in connection with the repayment of the loan and such guarantee is limited to the realization of the shares of Holdco held by his Estate.

Indebtedness of Directors, Executive Officers and Senior Officers other than under Securities Purchase Programs

There was no indebtedness other than under securities purchase programs to the Corporation by any current and former officers, directors and employees of the Corporation (and their respective associates) as at August 31, 2007.

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

The policy obtained provided for US $45 million of coverage for directors and officers of the Corporation on an aggregate basis. Such policy is subject to a deductible of US $100,000 per incident. The cost of coverage for the period commencing on July 1, 2006 and ending on October 15, 2007 on an aggregate basis was $648,181.

Employees

The following table provides employee data at April 30, 2007, 2006 and 2005.

	Year ended April 30
	2007	2006	2005
Administrative, support and other personnel	1,534	1,320	1,450
Pilots	930	836	756
Maintenance engineers	1,353	1,010	883
	3,817	3,166	3,089

In Norway, we have collective agreements in place with pilots, engineers, administration personnel and rescuemen. The current agreements are all for two years, with the pilot agreement expiring April 30, 2008 and the agreements with other groups expiring March 31, 2008 and September 30, 2008.

In the UK, we have a collective agreement with our pilots and a separate agreement with our engineers and other ground staff. The current agreements are both for five years and expire on June 30, 2010.

In Denmark, we have collective agreements in place with pilots, engineers and other operations staff. The current agreements are all for three years and expire on February 28, 2010.

In Ireland, we had collective agreements in place with our pilots, aircrew and engineers. The current agreements are all for three years and expire on April 30, 2009.

In the Netherlands, we have two collective agreements with our pilots which expire on April 30, 2009. The agreement with other personnel expires on April 30, 2008.

In Australia, we have a collective agreement with our pilots that will expire on May 1, 2008, a collective agreement with our aircrew which will expire on August 21, 2008 and a collective agreement with our engineers which will expire August 31, 2008.

We also have a collective agreement with certain of the employees at Composites that expires on October 14, 2008.

Employees at our other helicopter operations are not unionized.

Share Ownership

The following table sets out the share ownership and details of the outstanding options held by each Named Executive Officer at August 31, 2007.

Name	Class A Shares	Percent of Total Class A Shares	Options (Class A Shares) (i)		Exercise Price of options		Expiration date of options
Sylvain Allard	278,468	0.697%	Grant 1:	103,216	Grant 1:	$ 4.26	Grant 1:	April 22, 2009
			Grant 2:	118,750	Grant 2:	30.70	Grant 2:	May 1, 2012
			Grant 3:	100,000	Grant 3:	49.60	Grant 3:	June 29, 2015
				321,966
Rick Davis	2,400	0.006%		20,000		$ 49.60		June 29, 2015
Christine Baird	13,160	0.033%		30,000		$ 49.60		June 29, 2015
Neil Calvert	2,399	0.006%		30,000		$ 49.60		June 29, 2015
Keith Mullet	337	0.000%	Grant 1:	6,000	Grant 1:	$ 30.70	Grant 1:	May 1, 2012
			Grant 2:	30,000	Grant 2:	49.60	Grant 2:	June 29, 2015
				36,000

(i)	Each option entitles the holder to receive two Class A shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

PRINCIPAL SHAREHOLDERS

As at August 31, 2007, there were 39,925,256 Class A Subordinate Voting Shares, 5,857,560 Class B Multiple Voting Shares and 22,000,000 Ordinary Shares issued and outstanding. The Class A Subordinate Voting Shares represent 39.6% of the aggregate voting rights attached to the Corporation’s voting shares.

The following table sets forth information regarding beneficial ownership, as of August 31, 2007, of CHC’s Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares by each shareholder we know to beneficially own more than 5% of each class of our voting securities. Information for certain shareholders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each shareholder is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a shareholder beneficially owns any shares as to which the shareholder has or shares voting or investment power. Unless otherwise indicated, each shareholder has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Name of Shareholder	Number of voting shares owned, controlled or directed (i)			Percent of class (i)
	Subordinate Voting Shares	Multiple Voting Shares	Ordinary Shares	Subordinate Voting Shares	Multiple Voting Shares	Ordinary Shares
Estate of Craig L. Dobbin (ii)	5,426,462	5,555,432	22,000,000	13.6%	94.8%	100.0%
FMR Corp.	2,875,800	-	-	7.2%	-	-

(i)
Includes shares beneficially owned by the listed person. If a person has the right to acquire beneficial ownership of any shares by exercise of options or otherwise by October 30, 2007, those shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of the shares that the person owns. Those shares are not included in the computations for any other person.

(ii)
Discovery Helicopters Inc., a holding company, all of the voting shares of which are owned by the estate of Craig L. Dobbin (the “Estate”), holds 3,892,540 Class A shares. All of the Class B shares are beneficially owned by the Estate. O.S. Holdings Inc., a holding company, wholly owned by the Estate, holds all of the ordinary shares. The Estate directly or indirectly own shares of the Corporation that collectively carry 62.8% of the votes attached to all of the outstanding shares of the Corporation. The shares owned by Discovery Helicopters Inc. collectively represent 59.0% of the votes attached to all of our outstanding shares.

RELATED PARTY TRANSACTIONS

(a)
In the course of its regular business activities, the Company enters into routine transactions with companies subject to significant influence by the Company (most significantly ACN) as well as parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the years ended April 30 are summarized as follows:

	2007	2006	2005
Revenues from ACN	$90,256	$70,738	$43,518
Direct costs	432	446	1,298
Inventory additions	-	10,679	-
Capital asset additions	-	5,692	8,160
Net amounts receivable and payable in respect of such revenues, expenses and additions	25,351	21,878	15,044

(b)
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan was subordinated to the Company’s senior credit facilities and its senior subordinated notes (see Note 14 to our fiscal 2007 audited consolidated financial statements). The loan was convertible at the option of the shareholder into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.6 million (2006 - $0.6 million, 2005 - $0.7 million), including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2007.

During the year ended April 30, 2007, the entire principal balance of the loan was converted to Class A subordinate voting shares. As a result, 1,379,310 Class A shares were issued and the loan and related interest ceased on the conversion date. At the date of conversion, the loan had a carrying value of approximately $4.9 million that was recorded as capital stock.

ITEM 8.	FINANCIAL INFORMATION

FINANCIAL STATEMENTS

Financial statements are included under Item 17.

Litigation

We are party to litigation from time to time.  We currently are not party to any legal proceedings which management expects will have a material adverse effect on the results of operations, business, prospects or financial condition of the Company; however, the outcome of any litigation cannot be determined with certainty.  We have voluntarily self-reported to the Bureau of Industry and Security and the Office of Foreign Assets Control that we may have violated certain U.S. export control laws, which may result in proceedings being instituted against us by one or both of those agencies; however, we do not expect that any such proceedings, if instituted, will have a material adverse effect on our results of operations, business, prospects or financial condition.

Dividend Policy

On October 30, 2002 we paid a cash dividend in the amount of $0.20 per share on our Class A Subordinate Voting Shares and Class B Multiple Voting Shares.  We commenced paying a quarterly dividend on October 2, 2003 of $0.125 per share on our Class A Subordinate Voting Shares and Class B Multiple Voting Shares.  Commencing October 8, 2004 we increased our quarterly dividend from $0.125 to $0.150 per share on our Class A Subordinate Voting Shares and Class B Multiple Voting Shares.  On April 14, 2005 we subdivided our Class A Subordinate Voting Shares and Class B Multiple Voting Shares (as well as our Ordinary Shares) on a 2-for-1 basis and the quarterly dividend was adjusted accordingly from $0.150 to $0.075 with the first payment date being May 9, 2005.  The quarterly dividend was increased from $0.075 to $0.100 per share during the second quarter of fiscal 2006 with the first payment date on November 7, 2005 and from $0.100 to $0.125 per share in the second quarter of fiscal 2007 with the first payment date on November 6, 2006.  Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our Class A Subordinate Voting Shares and Class B Multiple Voting Shares, and declared and announced such a quarterly dividend on September 12, 2007.

The timing and amount of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, restrictions in financing agreements and other factors deemed relevant by our Board of Directors.

ITEM 9.	THE OFFER AND LISTING

LISTING DETAILS

On October 7, 1991, our outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares were listed on the TSX under the stock symbols FLY.A. and FLY.B., respectively. As of August 31, 2007, seven registered holders of record in the United States held 5,678,530 Class A Subordinate Voting Shares (or 14.2% of the Class A Subordinate Voting Shares) and one registered holder of record in the United States held 82,010 Class B Multiple Voting Shares (or 1.4% of the Class B Multiple Voting Shares).

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

	Class A Subordinate Voting Shares			Class B Multiple Voting Shares
	High	Low	Volume	High	Low	Volume
Fiscal 2007
First quarter	$28.50	$23.65	7,662,870	$28.30	$24.88	6,750
Second quarter	26.10	21.06	5,945,693	26.99	21.78	8,336
Third quarter	26.69	22.63	5,743,981	26.00	24.30	13,117
Fourth quarter	25.45	21.86	8,442,500	25.60	23.00	5,940

Fiscal 2006
First quarter	$28.08	$23.24	10,314,800	$28.00	$23.90	4,300
Second quarter	27.34	22.11	9,896,100	25.75	24.00	1,600
Third quarter	28.48	23.39	4,743,500	28.75	24.00	3,700
Fourth quarter	31.25	24.30	8,795,700	33.00	25.15	20,000

The following table sets forth, for the fiscal years indicated, the high and low sales prices and volumes of trading of our Class A Subordinate Voting Shares and our Class B Multiple Voting Shares as reported on the TSX.

	Class A Subordinate Voting Shares			Class B Multiple Voting Shares
	High	Low	Volume	High	Low	Volume

2003	$18.03	$10.82	37,426,564	$18.00	$10.90	94,502
2004	20.62	12.00	37,563,400	20.50	12.41	107,000
2005	29.71	18.38	27,155,639	29.08	18.58	21,918
2006	31.25	22.11	33,750,100	33.00	23.90	29,600
2007	28.50	21.06	27,795,044	28.30	21.78	34,143

The following table sets forth, for the months indicated the high and low sales prices and volumes of trading of our Class A Subordinate Voting Shares and our Class B Multiple Voting Shares as reported on the TSX.

	Class A Subordinate Voting Shares			Class B Multiple Voting Shares
	High	Low	Volume	High	Low	Volume

March 2007	$24.45	$21.86	3,311,859	$25.10	$23.63	700
April 2007	24.05	22.40	2,849,313	23.63	23.00	1,500
May 2007	26.54	23.13	2,898,543	26.35	23.81	4,300
June 2007	28.33	23.16	5,399,615	27.70	24.34	2,400
July 2007	29.88	27.33	4,062,967	29.70	27.70	1,100
August 2007	29.98	25.04	3,718,755	30.00	26.00	4,000

On August 31, 2007 the closing price of our Class A Subordinate Voting Shares on the TSX was $25.50.

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

	High	Low	Volume
Fiscal 2007
First quarter	$25.60	$21.25	757,300
Second quarter	23.25	18.66	1,024,500
Third quarter	23.37	19.25	874,000
Fourth quarter	21.60	18.65	787,981

Fiscal 2006
First quarter	$22.37	$18.88	852,600
Second quarter	22.48	18.70	743,200
Third quarter	24.66	19.84	618,900
Fourth quarter	27.00	21.02	924,400

The following table sets forth in US dollars for the fiscal years indicated, the high and low sales prices and volumes of trading of our Class A Subordinate Voting Shares as reported on the NYSE.

	High	Low	Volume

2003	$11.65	$7.38	6,568,600
2004	15.23	8.65	3,930,600
2005	24.13	13.19	4,890,500
2006	27.00	18.70	3,139,100
2007	25.60	18.65	3,443,781

	High	Low	Volume

March 2007	$20.83	$18.65	257,600
April 2007	21.04	20.03	110,400
May 2007	24.58	20.89	362,000
June 2007	26.66	21.65	813,100
July 2007	28.46	25.87	471,400
August 2007	28.30	23.65	772,800

The closing price of our Class A Subordinate Voting Shares on August 31, 2007 as reported on the NYSE was US $24.20.

ITEM 10.	ADDITIONAL INFORMATION

ARTICLES OF AMALGAMATION AND BY-LAWS

The Company was formed by amalgamation under the Canada Business Corporations Act and its corporation number is 222233-7. The Articles of Amalgamation (the “Articles”) do not provide for any specific persons or objects, rather the Company may exercise all the power of a natural person except where specifically limited in the Articles. The Articles contain no such restriction.

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

Generally, the Articles would have to be amended to change the rights attached to the Company's shares. Such an amendment would have to be approved by shareholders of the Company by a majority of two-thirds of the votes cast. Certain amendments to the Articles, such as an amendment that would change the rights attached to a class of shares, would require that the amendment be approved by a majority of two-thirds of the votes cast by holders of that class voting separately as a class.

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

MATERIAL CONTRACTS

We have not entered into any material contracts other than those in the normal course of business.

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

We record our transactions and prepare our financial statements in Canadian dollars. For the year ended April 30, 2007, we maintained operations in the UK, Norway, the Netherlands, South Africa, Australia, Brazil and Canada, with business also conducted in other countries. These operations are considered financially and operationally self-sustaining. Accordingly, our assets and liabilities are translated into Canadian dollars at the year-end exchange rate. Revenue and expense items are translated into Canadian dollars at the average annual exchange rate. Because many of our revenues and expenses occur in currencies other than Canadian dollars, we are exposed to exchange rate and currency risks.

To perform sensitivity analysis, we assess the risk of loss in fair values due to the impact of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. Information provided by the analysis does not necessarily represent the actual changes in fair value that we would incur under normal market conditions because, of necessity, all variables other than the specific market risk factor are held constant. The results of sensitivity analysis at April 30, 2007 follow.

FOREIGN CURRENCY EXCHANGE RATE RISK

A 10% change in the exchange rate of the US dollar, euro, pound sterling, Norwegian kroner and Brazilian real against the Canadian dollar, with all other variables remaining constant, would have resulted in a $67.6 million change in the fair market value of our long-term debt at April 30, 2007. Our euro and pound sterling debt are designated as hedges of our net investments in foreign operations in the Netherlands and the UK. A portion of our US debt has been designated as a hedge of our net investment in our Vancouver, Canada-based international operating unit. The remainder has been converted to euro, pound sterling and Norwegian kroner via forward foreign exchange agreements and has been designated as hedges of our net investments in our euro, pound sterling and Norwegian kroner functional operating units. As a result, gains and losses on this debt are offset against foreign currency translation adjustments on our net investment in foreign operations that are deferred as a separate component of shareholders' equity under Canadian GAAP. Under US GAAP, the related translation adjustments and the foreign currency translation gains and losses of the debt designated as a hedge are included in the determination of comprehensive earnings. If the debt were not designated as a hedge of our net investment, the impact of a change in foreign currency rates would directly impact the current year’s earnings under both Canadian and US GAAP.

Due to the fact that a significant portion of our business activities are denominated in foreign currencies, a change in these currencies against the Canadian dollar can have a significant impact on our revenue, operating income and net earnings. It is estimated that a 1% change in all currencies against the Canadian dollar would have the following approximate impacts: revenue - $14 million, operating income - $3 million and net earnings - $2 million ($0.04 per share, diluted). We continue to mitigate this impact to the extent possible through our hedging programs.

INTEREST RATE RISK

We are also exposed to market risk from changes in interest rates, related primarily to variable interest rates on long-term debt and on certain helicopter lease agreements. A 1% change in variable interest rates on long-term debt, with all other variables remaining constant, would result in a $2.8 million change in interest expense for the year ended April 30, 2007. Such a change in interest rates would not have a material impact on the fair value of the related long-term debt. A 1% change in variable interest rates on our helicopter lease agreements, with all other variables remaining constant, would result in a $7.0 million change in lease expense for the year ended April 30, 2007.

EQUITY PRICE RISK

As of April 30, 2007, we were not exposed to material market risk from changes in the market value of long-term investments, as we did not hold any significant publicly traded long-term investments.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of April 30, 2007, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and forms.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, under the supervision of the Audit Committee and its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and receipts and expenditures of the Company are made only in accordance with authorizations of management and the directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no significant changes in the Company’s internal controls over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control Over Financial Reporting can be found on page 103 of this Annual Report on Form 20-F. The Company’s independent auditors, Ernst & Young LLP, a registered public accounting firm has audited the accompanying annual consolidated financial statements for fiscal 2007, the Company’s internal control over financial reporting, and management’s assessment that it maintained effective internal control over financial reporting. Their attestation report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting can be found on page 105 of this Annual Report on Form 20-F.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

CHC’s Board of Directors has determined that each member of the Audit Committee, namely Dr. Jack Mintz, qualifies as an “audit committee financial expert” and is independent under the listing standards of the New York Stock Exchange.

ITEM 16B.	CODE OF ETHICS

The Corporation has adopted a Code of Ethics which applies to our directors, officers and employees worldwide, including our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions. There have been no waivers of our Code of Ethics granted to our principal executive officer, principal financial officer, principal accounting officer or controller, or similar persons during the period covered by this report. A copy of our Code of Ethics is available on our website at www.chc.ca and in print from us upon request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended April 30, 2007 and 2006, amounts approved by the Audit Committee and paid by us in connection with services provided by our auditors, Ernst & Young, LLP (“E&Y”), were as follows:

	2007	2006
	($ millions)
Audit Fees	$4.1	$2.4
Audit-Related Fees	0.2	0.1
Tax Fees	0.9	0.9
All Other Fees	0.1	-
Total	$5.3	$3.4

Audit Fees - consists of fees charged for the work necessary for the external auditor to render an opinion on our consolidated financial statements and the financial statements of our subsidiaries. In fiscal 2006 and 2007 audit services consisted of services provided by E&Y in connection with expressing an opinion on our consolidated financial statements and also on the financial statements of our subsidiaries in jurisdictions where such audits are required by company legislation or where such audits are required under other agreements. In fiscal 2007 audit services included the provision of services in connection with expressing an opinion on management’s assessment of internal control over financial reporting together with E&Y’s assessment of our internal control over financial reporting.

Audit-Related Fees- consists primarily of fees for assurance and related services that are reasonably related to the performance of the audit of our financial statements.

Tax Fees - consists of fees incurred in connection with tax compliance, tax planning, tax outsourcing, and tax advice provided to us and our subsidiaries. Tax services in both years include fees incurred with E&Y in connection with ongoing tax planning and other initiatives being considered by us.

All Other Fees - includes fees for services which are not audit, audit-related, or tax services, but which are not prohibited services.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and concluded that the level of services provided during 2007 would not impact the independence of the auditors. The Audit Committee has adopted a policy that prohibits us from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the Audit Committee for other permissible categories of non-audit services, such categories as determined by SEC rules. To facilitate the pre-approval of audit and non-audit services between meetings of the Committee, the Audit Committee has detailed procedures that permit this responsibility to be delegated to the Chair of the Committee, who will present any amounts pre-approved at the next meeting of the Committee for ratification.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The financial statements and supplementary information required to be filed under this item are presented on pages 102 through 162 of this Annual Report on Form 20-F, and are incorporated herein by reference. Such financial statements and supplementary information supersede the financial statements contained in Exhibit 99.2 to the Company’s report on Form 6-K, furnished on July 31, 2007.

Contents	Page
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	103
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS	104
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROLS (UNDER THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES))	105
CONSOLIDATED BALANCE SHEETS	107
CONSOLIDATED STATEMENTS OF EARNINGS	108
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	109
CONSOLIDATED STATEMENTS OF CASH FLOWS	110
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	111

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President & Chief Executive Officer and the Senior Vice-President & Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(a)	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and the directors of the Company; and

(c)
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

We have excluded from our assessment the internal control over financial reporting at BHS - Brazilian Helicopter Services Taxi Aereo S.A. (“BHS”) which was acquired on March 8, 2007 as described in Note 11 of the notes to our audited consolidated financial statements for the year ended April 30, 2007. BHS’ total and net assets and total revenues represented $58 million (2.8%), $25 million (4.4%) and $6 million (0.5%), respectively, of the corresponding financial statement amounts as of, and for the year ended, April 30, 2007. The net loss of BHS included in consolidated net income was $0.3 million (0.7%) for the year ended April 30, 2007.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper overrides. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal controls over financial reporting as of April 30, 2007, based on the criteria set forth in Internal Control - Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of April 30 2007, the Company’s internal control over financial reporting was effective.

Management’s assessment of the effectiveness of the Company’s internal controls over financial reporting as of April 30, 2007, has been audited by Ernst & Young LLP, the independent auditors, who also audited the Company’s consolidated financial statements for the year ended April 30, 2007. As stated in the Report of Independent Registered Public Accounting Firm on Internal Controls, they have expressed an unqualified opinion on management’s assessment of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of April 30, 2007.

Sylvain Allard, MBA President and Chief Executive Officer	Rick Davis, CA Senior Vice President and Chief Financial Officer
Vancouver, Canada
September 17, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of CHC Helicopter Corporation

We have audited the consolidated balance sheets of CHC Helicopter Corporation as at April 30, 2007 and 2006 and the consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the three-year period ended April 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2007 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of April 30, 2007 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 26, 2007 (except for internal control over financial reporting related to Notes 33 and 34(b) of the 2007 consolidated financial statements as to which the date is September 17, 2007) expressed an unqualified opinion thereon.

Chartered Accountants
Vancouver, Canada
July 26, 2007 (except for Notes 33 and 34(b), as to which the date is September 17, 2007)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROLS
(UNDER THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES))

To the Board of Directors and Shareholders of CHC Helicopter Corporation

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that CHC Helicopter Corporation maintained effective internal control over financial reporting as of April 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CHC Helicopter Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of BHS - Brazilian Helicopter Services Taxi Aero S.A., which is included in the April 30, 2007 consolidated financial statements of CHC Helicopter Corporation and constituted $58 million (2.8%) and $25 million (4.4%) of total and net assets, respectively, as of April 30, 2007 and $6 million (0.5%) of revenues for the year then ended. The net loss of BHS - Brazilian Helicopter Services Taxi Aero S.A. included in CHC Helicopter Corporation’s consolidated net income was $0.3 million (0.7%) for the year ended April 30, 2007. Our audit of internal control over financial reporting of CHC Helicopter Corporation also did not include an evaluation of the internal control over financial reporting of BHS - Brazilian Helicopter Services Taxi Aero S.A.

In our opinion, management’s assessment that CHC Helicopter Corporation maintained effective internal control over financial reporting as of April 30, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, CHC Helicopter Corporation maintained, in all material respects, effective internal control over financial reporting as of April 30, 2007, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CHC Helicopter Corporation as at April 30, 2007 and 2006 and the consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the three-year period ended April 30, 2007 and our report dated July 26, 2007 (except for Notes 33 and 34(b), as to which the date is September 17, 2007) expressed an unqualified opinion thereon.

Chartered Accountants
Vancouver, Canada
July 26, 2007 (except for internal control over financial reporting related to Notes 33 and 34(b) of the 2007 consolidated financial statements as to which the date is September 17, 2007)

CHC Helicopter Corporation
CONSOLIDATED BALANCE SHEETS
As at April 30 (in thousands of Canadian dollars)
Incorporated under the laws of Canada

	2007	2006
Assets (Note 14)
Current assets
Cash and cash equivalents (Note 6)	$89,511	$26,331
Receivables (Note 7)	277,767	246,217
Future income tax assets (Note 22)	32,169	26,859
Inventory	126,315	91,884
Prepaid expenses	55,121	10,619
Assets of discontinued operations (Note 5)	3,961	3,857
	584,844	405,767

Property and equipment, net (Note 8)	1,092,664	919,364
Investments (Note 9)	7,478	5,422
Intangible assets (Note 10)	17,874	640
Goodwill (Note 11)	55,276	1,224
Other assets (Note 12)	290,936	296,352
Future income tax assets (Note 22)	34,678	39,848
Assets of discontinued operations (Note 5)	18,469	17,465
	$2,102,219	$1,686,082

Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$340,912	$227,646
Deferred revenue	2,057	2,608
Dividends payable	11,241	8,548
Income taxes payable	7,498	7,018
Future income tax liabilities (Note 22)	9,813	8,852
Current portion of debt obligations (Note 14(a))	333,728	24,948
Liabilities of discontinued operations (Note 5)	2,979	4,037
	708,228	283,657

Long-term debt (Note 14(a))	64,168	150,982
Senior subordinated notes (Note 14(b))	442,680	448,120
Other liabilities (Note 16)	139,791	132,431
Future income tax liabilities (Note 22)	193,172	176,708
Liabilities of discontinued operations (Note 5)	2,900	3,450
Shareholders’ equity	551,280	490,734
	$2,102,219	$1,686,082

Commitments, Guarantees, and Contingencies (Notes 14, 26, 28 and 29)

On behalf of the Board:

Mark Dobin Chairman	Jack M. Mintz, Ph.D. Director

See accompanying notes

CHC Helicopter Corporation
CONSOLIDATED STATEMENTS OF EARNINGS
Year ended April 30 (in thousands of Canadian dollars, except per share amounts)

	2007	2006	2005
Revenue (Note 31(a))	$1,149,107	$997,087	$954,242
Direct costs	(924,714)	(788,501)	(732,738)
General and administration costs	(43,388)	(27,895)	(35,279)
Amortization	(65,303)	(55,470)	(50,184)
Restructuring (costs) recovery (Note 15)	2,341	(16,150)	(17,390)
Gain (loss) on disposals of assets	(2,987)	(5)	4,129
Fair value adjustment (Note 5)	-	-	(14,260)
Operating income	115,056	109,066	108,520
Debt settlement costs (Note 14(e))	-	-	(2,017)
Financing charges (Note 14(d))	(58,296)	(52,974)	(37,428)
Earnings from continuing operations before income taxes and undernoted items	56,760	56,092	69,075
Gain on sale of long-term investments (Note 9)	-	37,558	-
Equity in earnings of associated companies and non-controlling interest	1,053	6,564	5,192
Income tax provision (Note 22)	(16,826)	(10,509)	(27,338)
Net earnings from continuing operations	40,987	89,705	46,929
Net earnings from discontinued operations (Note 5)	2,167	1,005	9,590
Net earnings before extraordinary item	43,154	90,710	56,519
Extraordinary item, net of tax (Note 11(b))	810	-	-
Net earnings	$43,964	$90,710	$56,519
Earnings per share (Note 23)
Basic
Net earnings from continuing operations	$0.97	$2.14	$1.12
Net earnings from discontinued operations	0.05	0.02	0.23
Extraordinary item	0.02	-	-
Net earnings	1.04	2.16	1.35
Diluted
Net earnings from continuing operations	$0.90	$1.95	$1.03
Net earnings from discontinued operations	0.05	0.02	0.20
Extraordinary item	0.02	-	-
Net earnings	0.97	1.97	1.23

See accompanying notes

CHC Helicopter Corporation
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Year ended April 30 (in thousands of Canadian dollars, except per share amounts)

	2007	2006	2005
Retained earnings, beginning of year	312,481	238,854	195,140
Net earnings	43,964	90,710	56,519
Dividends	(21,912)	(17,083)	(12,805)
Retained earnings, end of year	334,533	312,481	238,854
Capital stock (Note 17)	252,505	240,152	239,469
Contributed surplus (Note 17)	5,042	4,363	3,291
Foreign currency translation adjustment (Note 20)	(40,800)	(66,262)	(21,471)
Total shareholders’ equity	$551,280	$490,734	$460,143
Dividends declared per participating voting share	$0.50	$0.40	$0.30

See accompanying notes

CHC Helicopter Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended April 30 (in thousands of Canadian dollars)

	2007	2006	2005
Operating activities
Net earnings from continuing operations	$40,987	$89,705	$46,929
Operating items not involving cash:
Amortization	65,303	55,470	50,184
Loss (gain) on disposals of assets and long-term investments	2,987	(37,553)	(4,129)
Equity earnings of associated companies and non-controlling interest	(1,053)	(6,564)	(5,192)
Income taxes	5,256	2,611	18,976
Defined benefit pension plans	887	(2,015)	(13,280)
Amortization of contract credits and deferred gains	(15,293)	(15,616)	(14,103)
Prepaid aircraft rental	(15,326)	(1,453)	(7,513)
Claims reserve	(5,141)	3,408	-
Deferred revenue	(685)	6,083	(6,618)
Long-term receivables from BHS - Brazilian Helicopter Services Taxi Aereo Ltda. prior to acquisition	(17,324)	-	-
Other	2,819	(6,957)	13,382
	63,417	87,119	78,636
Change in non-cash working capital (Note 24)	(37,199)	(55,020)	22,726
Cash flow from operations	26,218	32,099	101,362
Financing activities
Long-term debt proceeds	386,889	595,345	384,684
Long-term debt repayments	(166,344)	(497,089)	(242,927)
Dividends paid	(19,211)	(14,939)	(11,596)
Capital stock issued	6,297	496	907
Other	(379)	(7,338)	(7,488)
	207,252	76,475	123,580
Investing activities
Property and equipment additions	(393,246)	(280,701)	(234,742)
Helicopter major inspections	(30,066)	(23,612)	(15,539)
Proceeds from disposal of assets and long-term investments	318,320	313,694	90,925
Junior loans receivable	(17,809)	481	-
Aircraft deposits	(46,683)	(124,990)	(52,983)
Restricted cash	6,835	(5,565)	(5,323)
Investments in subsidiaries, net of cash acquired	-	(1,123)	(17,984)
Advances to BHS - Brazilian Helicopter Services Taxi Aereo Ltda. prior to acquisition	(1,780)	(3,892)	-
Cash on acquisition of BHS - Brazilian Helicopter Services Taxi Aereo Ltda., net of acquisition costs	1,674	-	-
Other	(6,524)	1,555	(7,075)
	(169,279)	(124,153)	(242,721)
Effect of exchange rate changes on cash and cash equivalents	(150)	(10,623)	(3,828)
Cash provided by (used in) continuing operations	64,041	(26,202)	(21,607)
Cash (used in) provided by discontinued operations (Note 5)	(861)	1,142	11,919
Change in cash and cash equivalents during the year	63,180	(25,060)	(9,688)
Cash and cash equivalents, beginning of year	26,331	51,391	61,079
Cash and cash equivalents, end of year	$89,511	$26,331	$51,391

See accompanying notes (Supplemental cash flow information, Note 19)

CHC Helicopter Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

1.	DESCRIPTION OF THE BUSINESS

CHC Helicopter Corporation (“CHC”) is a leading provider of helicopter transportation services to the global oil and gas industry. CHC currently operates in over 30 countries, with major operating units in Europe (Norway, the Netherlands and the United Kingdom), South Africa, Australia, Canada, and more recently, Brazil. CHC principally provides helicopter transportation services to the oil and gas industry for production and exploration activities as well as emergency medical and search and rescue (“EMS/SAR”) services. The Company also provides repair and overhaul and other helicopter support services including aircraft leasing, parts sales and distribution and inventory management.

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

Certain prior period amounts have been reclassified to conform to the current period’s presentation. The most significant changes are as a result of the current year’s presentation of the results of Survival-One Limited (“Survival-One”) in discontinued operations. The comparative consolidated balance sheet, statements of earnings and cash flows have been reclassified to reflect the results of Survival-One in discontinued operations (Note 5).

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

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts against its trade receivables for estimated losses that may arise if its customers are unable to make required payments. Management specifically analyzes the age of outstanding customer balances, historical bad debts, customer credit worthiness and payment history when making estimates of the uncollectibility of the Company’s trade receivables, loans and other accounts receivable. When all or part of a trade receivable is known to be uncollectible, the trade receivable and related allowance are written off. Amounts subsequently recovered from trade receivables previously considered uncollectible and written off are recorded in income as an expense recovery in the period that the cash is collected.

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

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Intangible assets

The Company amortizes its intangible assets on a straight-line basis over their estimated useful lives ranging from 4 to 10 years. Intangible assets are tested for impairment when an event or change in circumstances indicate that their carrying value may not be recoverable.

Goodwill

Goodwill is the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized. It is tested for impairment annually or more frequently if events or changes in circumstances indicate that it is impaired. Goodwill is allocated to a reporting unit and any potential goodwill impairment is identified by comparing the carrying amount of the reporting unit with its fair value. If any potential impairment is identified, it is quantified by comparing the carrying amount of goodwill to its fair value and is recognized in the consolidated statements of earnings.

Deferred financing costs

Costs incurred in connection with securing debt financing are deferred and amortized over the terms of the related debt.

Pre-operating expenses

The Company defers expenses net of incremental revenues related to the operations of new businesses in the period prior to the new business being capable of consistently providing its intended product and/or service. Deferral occurs where the expenses are related directly to placing the new business into commercial service, are incremental in nature and are considered by the Company to be recoverable from the future operations and conditions of the new business. Deferral ceases at the earlier of the achievement of a specified commercial activity level or the passage of a specified period of time. Amortization of the deferred expenses related to the operations of new businesses is based on their expected period of benefit, not exceeding five years. The Company periodically evaluates the recoverability of the deferred expenses from future cash flows from operations to determine whether any write-down of such deferred expenses to net recoverable amounts is required.

Impairment of long-lived assets

The Company recognizes an impairment loss on long-lived assets when their carrying value exceeds the total expected undiscounted cash flows from their use or disposition. The Company’s long-lived assets are tested for impairment when an event or change in circumstances indicates that their carrying value may not be recoverable.

Lease aircraft return costs

Lease aircraft return costs may arise under the terms of the Company’s lease agreements, which require that an aircraft be returned with its major components in a specified condition. Lease return obligations estimated to be payable on the return of leased aircraft are accrued prior to the scheduled aircraft return date based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement.

Government assistance

Government assistance relating to the acquisition of facilities and equipment is deferred and amortized over the life of the assets to which it relates. Government assistance relating to operations is recorded as income in the same period as the related expense.

Revenue recognition

The Company recognizes revenue when there is persuasive evidence of an arrangement; the services or products have been performed or delivered to the customer; the sales price is fixed or determinable; and collection is probable.

Revenue from helicopter operations is recognized based on the terms of customer contracts that generally provide for revenue on the basis of hours flown at contract rates or fixed monthly charges or a combination of both.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Training revenue is recognized based on the terms of customer contracts that generally provide for revenue on the basis of training hours provided.

The Company enters into long-term “Power by the Hour” or “PBH” contracts with third-party customers to provide maintenance and repair and overhaul (“R&O”) services on customer owned engines and components. Under these contracts, customers pay a fixed fee per hour flown to the Company. In exchange for this fee, the Company provides R&O services for the customer’s engines and components over the specific terms of the contract. The Company has determined that these contracts contain multiple deliverables. These deliverables are: (i) scheduled major component overhauls at a future date when a predetermined number of hours have been used on these components and (ii) ongoing routine maintenance on major and non-major components. The Company treats these as separate units of accounting as each of these deliverables has value to the customer on a stand-alone basis. The residual method has been used to allocate the fair value of these deliverables. Under this method, the amount of consideration allocated to the delivered item equals the total consideration less the fair value of the undelivered item. The fair value of the undelivered item is based on objective and reliable evidence. Customers are usually invoiced in advance for R&O services performed under PBH contracts. Typically, a portion of this revenue is recognized on a monthly basis to reflect ongoing routine maintenance services provided. The balance is recognized on a percentage of completion basis, based on the actual costs incurred and work performed, as the scheduled major component overhauls are completed. Any loss on R&O contracts is recognized in earnings immediately when known.

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

Stock-based compensation plans

The Company measures stock option costs using the grant-date fair value method and recognizes compensation expense on a straight-line basis over the requisite service periods of the options, which is consistent with the grade vesting terms.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

The Company uses the fair value method to account for specified stock-based compensation awards issued under the Company’s Stock Appreciation Rights Plan and Performance Units Plan (“SARs”) (Note 13). Compensation expense related to SARs is measured as the amount by which the quoted market value of the Company’s Class A subordinate voting shares on the Toronto Stock Exchange (“TSX”) exceeds the value as specified under the SARs plans, and is recognized on a straight-line basis over the grade vesting terms.

Financial instruments

The Company periodically enters into derivative financial instruments such as foreign forward exchange contracts and equity forward price agreements to manage foreign exchange risks. The Company does not enter into derivative instruments for trading or speculative purposes. To qualify for hedge accounting the financial instrument is identified as a hedge of the item to which it relates and there is reasonable assurance that it is and will continue to be an effective hedge. The Company’s policy is to formally assess and document, both at the hedge’s inception and on a quarterly basis, whether the hedging relationships have been highly effective over the period and if there have been any changes in the credit risk of the counterparty. Gains and losses on financial instruments designated as hedges of self-sustaining foreign operations are recorded in the foreign currency translation adjustment in shareholders’ equity. Gains and losses on financial instruments designated as cash flow or fair value hedges are recognized in earnings in the same period as the underlying transactions. Changes in the fair value of financial instruments not designated in hedge relationships are recognized in earnings immediately.

Gains or losses associated with financial instruments that have been terminated prior to maturity are deferred and recognized in earnings in the period in which the underlying hedged item is recognized. In the event a hedging relationship ceases to be effective or a designated hedged item is sold, extinguished or matures prior to termination of the related financial instrument, gains or losses on such instrument are recognized in earnings in the current period.

3.	FUTURE ACCOUNTING CHANGES

(a)	Financial Instruments

Overview

In 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards related to financial instruments: Section 1530 - Comprehensive Income (“Section 1530”), Section 3855 - Financial Instruments - Recognition & Measurement (“Section 3855”) and Section 3865 - Hedges (“Section 3865”). These new standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006 and will be adopted by the Company on May 1, 2007.

Comprehensive Income

Section 1530 introduces the concept of comprehensive income which consists of net income and other comprehensive income (“OCI”) and represents the change in equity of an entity during a period arising from transactions and other events and circumstances from non-owner sources. OCI represents amounts that are recognized in comprehensive income but excluded from net income as required by primary sources of GAAP. These amounts include gains and losses on available-for-sale financial assets, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the portion of the gain or loss on the hedging item that is determined to be an effective cash flow hedge or an effective hedge of a net investment in a self-sustaining foreign operation. The Company’s financial statements will include a Consolidated Statement of Comprehensive Income and accumulated other comprehensive income will be presented as a new category of shareholders’ equity in the Consolidated Balance Sheets.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Financial Instruments - Recognition & Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Section 3855 requires that financial assets, financial liabilities and non-financial derivatives that do not qualify for the normal purchase and sale exemption be recognized on the balance sheet at fair value on initial recognition. Measurement in subsequent periods depends on how the financial instrument has been classified. Financial assets and liabilities that have been classified as “held for trading” are carried at fair value with both realized and unrealized gains and losses included in net income. Financial assets classified as “held-to-maturity”, “loans and receivables” and financial liabilities other than those classified as “held for trading” are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income. Financial assets classified as “available-for-sale” are carried at fair value with unrealized gains and losses reported in OCI and impairment losses recognized immediately in net income.

Derivatives are recorded on the balance sheet at fair value, including derivatives that are embedded in a non-derivative host contract where the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract. Changes in the fair value of derivatives are recognized in net income, with the exception of changes recognized in OCI for derivatives that have been designated as a cash flow hedge or a hedge of a net investment in a self sustaining foreign operation.

The Company is currently completing the process of identifying its financial instruments and derivatives.

Hedges

Section 3865 establishes new standards for hedge accounting. Section 3865 carries forward much of the guidance from Accounting Guideline 13 - Hedging Relationships and adds requirements detailing how to apply hedge accounting to various types of hedges. The purpose of hedge accounting is to ensure that counterbalancing gains, losses, revenues and expenses are recognized in net income in the same period(s). Hedge accounting is optional and certain conditions must be satisfied before a hedging relationship qualifies for hedge accounting, including identification of the specific risk exposure(s) being hedged, formal documentation of the hedging relationship at inception and reasonable assurance that the hedging relationship will be effective both at inception and throughout the term of the hedging relationship.

Section 3865 discusses three different types of hedges, a fair value hedge, a cash flow hedge and a hedge of a net investment in a self-sustaining foreign operation, and prescribes the accounting treatment for each. A fair value hedge is a hedge of the exposure to changes in the fair value of all or a portion of a recognized asset or liability or previously unrecognized firm commitment attributable to a specified risk. In a fair value hedge, both the hedged item and the hedging item are measured at fair value with gains and losses due to fluctuations in fair value recognized immediately in net income. A cash flow hedge is a hedge of the exposure to variability in cash flows of a recognized asset or liability or a forecasted transaction attributable to a specified risk or variability in cash flows of a firm commitment attributable to foreign currency risk. In a cash flow hedge, there is no change to the measurement of or gain or loss recognition on the hedged item. However, the portion of the gain or loss on the hedging item determined to be effective is recognized in OCI and released into net income in the same period the hedged item affects net income. Any ineffective portion is recognized immediately in net income. A hedge of a net investment in a self-sustaining foreign operation is treated such that gains and losses on the effective portion of the hedging item and hedged item are recognized in OCI. Any ineffective portion is recognized immediately in net income.

Impact of Adoption

As at May 1, 2007, the Company will recognize all of its financial assets and liabilities in its Consolidated Balance Sheet according to their classification. Recognition, de-recognition and measurement policies followed in financial statements for periods prior to the adoption of the financial instruments standards are not reversed and, therefore, those financial statements are not restated. Any adjustments of previous carrying amounts are recognized as an adjustment of the balance of retained earnings or as the opening balance in a separate component of accumulated other comprehensive income.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Adjustments to opening retained earnings may include:

•	The difference between the carrying amount and the fair value of financial assets and financial liabilities on initial measurement, other than financial assets classified as available-for-sale.
•	The difference between the carrying amount and the fair value of derivatives, other than those that are designated and effective hedging items.
•	The ineffective portion of the gain or loss on a hedging item that is determined to be an effective hedge.
•	The impact of embedded derivatives outstanding as at May 1, 2007.

Adjustments to accumulated OCI may include:

•	The difference between the carrying amount and the fair value of financial assets classified as available-for-sale.
•	The portion of the gain or loss on a hedging item that is determined to be an effective cash flow hedge or an effective hedge of a net investment in a self-sustaining foreign operation.
•	Reclassification of the unrealized foreign currency translation adjustment in the financial statements of self-sustaining foreign operations, net of hedge transactions.

The Company is currently quantifying the impact of these transition adjustments on opening retained earnings and the opening balance of accumulated other comprehensive income.

(b)	Other

In July 2006, the CICA revised Section 1506 - Accounting Changes, which requires that (i) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information, (ii) changes in accounting policy are generally applied retrospectively, and (iii) prior period errors are corrected retrospectively. Section 1506 is effective for the Company’s fiscal year beginning May 1, 2007. Section 1506 could have a material impact on the financial statements if a change in accounting policy were to occur.

4.	ACCOUNTING ESTIMATES AND MEASUREMENT UNCERTAINTY

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period the change occurs. The following are significant areas in which management makes significant accounting estimates:

(a)	Recoverability of pre-operating expenses

The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations. If operations perform below anticipated recoverable levels, the portion of pre-operating expenses that cannot be recovered is expensed immediately when known. At April 30, 2007, $6.0 million (2006 - $3.7 million) in unamortized pre-operating expenses, which are expected to be recoverable from the related future cash flows of such new businesses, are included in other assets on the balance sheet.

(b)	Flying asset amortization

Flying assets are amortized to their estimated residual value over their estimated service lives. The estimated service lives and associated residual values are based on management estimates. Such estimates could vary materially from actual experience.

Major airframe inspection costs and modifications are capitalized and fully amortized over the lesser of their estimated useful life and remaining lease term, if applicable.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(c)	Carrying value of aircraft

Based on independent appraisals, the appraised value of the Company’s owned aircraft exceeded the carrying value by $33.1 million and $46.7 million as at April 30, 2007 and 2006, respectively (both amounts unaudited). The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize aircraft. In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.

(d)	Inventory obsolescence

An allowance for obsolescence is provided for inventory identified as excess or obsolete to reduce the carrying costs to the lower of average acquisition cost and net realizable value. These allowances are based on management estimates, which are subject to change.

(e)	Defined benefit employee pension plans

The Company maintains both funded and unfunded defined benefit employee pension plans in the UK, Norway, Canada and the Netherlands for approximately one-third of its active employees and certain former employees. Several statistical and judgmental factors, which attempt to anticipate future events, are used in measuring the Company’s obligations under the plans and the related periodic pension expense. These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets and the rate of future compensation increases. In addition, the Company’s actuaries use other assumptions such as withdrawal and mortality rates. The estimates and assumptions used may differ materially from actual results due to changing market and economic conditions, changing withdrawal rates, and changing overall life spans of participants. These differences may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations. The Company reviews annually the assumptions used in measuring the pension plan obligations to determine their appropriateness based on actual experience and current and anticipated market conditions.

(f)	Utilization of income tax losses

The Company has accumulated $153.7 million and $45.0 million in non-capital and capital losses, respectively, as at April 30, 2007. As detailed in Note 22, some of the non-capital losses expire between fiscal 2008 and 2027 and some carry forward indefinitely, while the capital losses carry forward indefinitely. The Company has determined that it is more likely than not that the benefit of $96.4 million of the non-capital losses and all of the capital losses will be realized in the future and, accordingly, has recorded future tax assets of $36.3 million related to these losses. This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period when such determination is made.

(g)	Lease aircraft return costs

Lease aircraft return costs are not known with certainty until the end of the lease term. This requires the Company to estimate the lease return obligations based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement and could vary materially from actual costs.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(h)	Aircraft operating leases

Upon entering into a new aircraft leasing arrangement, the Company evaluates whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating. Currently, all of the Company’s aircraft leases are classified and recorded as operating leases. One of the criteria in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease. In determining whether the present value of the minimum lease payments at the beginning of the lease term is less than 90% of the fair value of the leased aircraft, the Company includes in its minimum lease payments the minimum rentals over the lease term (excluding any renewal options) and any guarantee by the Company of the residual value of the leased aircraft including junior loans, deferred payments, rebateable advance rentals, and asset value guarantees (Note 28).

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

Certain of the Company’s operating leases have junior loans, deferred payments and rebateable advance rentals due from the lessors. Under these lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the unamortized amount under the lease of the aircraft at that time, these amounts may be fully recoverable, otherwise the junior loans, rebateable advance rentals and deferred payments would not be recoverable. As at April 30, 2007 no allowance has been recorded on these amounts and related accrued interest as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease sufficient to recover these amounts.

(i)	Consolidation of variable interest entities (“VIE”s)

Under Accounting Guideline 15 - Consolidation of Variable Interest Entities, the Company is required to assess the variability of outcomes under each entity that is considered a VIE to determine whether the Company is the primary beneficiary of the VIE and would thus be required to consolidate the VIE. In performing this assessment, the Company is required to make a number of estimates. In addition to developing a range of possible outcomes, the Company is required to assign a probability to each potential outcome. These estimates can significantly impact whether a particular VIE is required to be consolidated by the Company.

5.	DISCONTINUED OPERATIONS

During fiscal 2007 the Company classified Survival-One Limited (“Survival-One”) as discontinued operations as a result of the decision by management to divest of this business. The assets and liabilities of Survival-One were measured using discounted cash flows at the lower of their carrying amount and their estimated fair value less costs to sell. No fair value adjustment was recorded when Survival-One was classified as discontinued operations at January 31, 2007. The Company has recorded imputed interest in the results of discontinued operations. The results of operations of Survival-One have been reported in discontinued operations for the twelve months ended April 30, 2007 and the prior period comparative figures have been restated. Previously, these amounts were included in the Heli-One segment.

Subsequent to the fiscal year ended April 30, 2007, the sale of Survival-One was completed. Accordingly, commencing on May 1, 2007, the operations and cash flows of Survival-One will be eliminated from the ongoing operations of the Company.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

The Company reclassified CHC Composites Inc. (“Composites”) to continuing operations in the Heli-One segment for the year ended April 30, 2005 as it did not receive an acceptable offer for Composites while the business was held for sale. The impact of reclassifying Composites to continuing operations resulted in a decrease in net earnings from continuing operations of $21.3 million, consisting of a $7.0 million net loss from operations and a $14.3 million fair value adjustment. The fair value adjustment was originally recorded when Composites was classified as held for sale and the assets and liabilities of the business were valued at the lower of their carrying amounts and their estimated fair value, less costs to sell. The fair value adjustment of $14.3 million was recorded in the 2005 fiscal year and allocated to property and equipment ($11.4 million) and other long-term assets ($2.9 million).

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

The following tables present the consolidated balance sheets, consolidated statements of earnings and consolidated statements of cash flows of the discontinued operations included in the consolidated financial statements:

	As at April 30,
Balance Sheets	2007	2006
Assets
Receivables	$2,994	$3,109
Future income tax assets	125	-
Inventory	739	638
Prepaid expenses	103	110
	3,961	3,857
Property and equipment, net	7,289	6,720
Intangible assets	4,046	4,166
Goodwill	7,134	6,579
Total assets of discontinued operations	22,430	21,322
Liabilities
Payables and accruals	1,734	1,948
Current portion of debt obligations	-	746
Income taxes payable	1,245	1,343
	2,979	4,037
Long-term debt	-	157
Future income tax liabilities	2,900	3,293
Total liabilities of discontinued operations	5,879	7,487
Net assets of discontinued operations	$16,551	$13,835

	Year Ended April 30,
Statement of Earnings	2007	2006	2005
Revenue	$18,799	$17,681	$25,619
Operating income	$3,508	$2,452	$23,973
Net earnings from discontinued operations (i)	$2,167	$1,005	$9,590

(i)	Net earnings from discontinued operations for the year ended April 30, 2007 includes income tax expense of $0.5 million (2006 - $0.4 million; 2005 - $0.3 million).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

	Year Ended April 30,
Statements of Cash Flows	2007	2006	2005
Operating activities	$4,237	$3,617	$(1,052)
Financing activities	(2,535)	(907)	(601)
Investing activities	(2,686)	(1,459)	12,865
	(984)	1,251	11,212
Effect of exchange rate changes on cash and cash equivalents	123	(109)	707
Cash provided by (used in) discontinued operations	$(861)	$1,142	$11,919

6.	CASH AND CASH EQUIVALENTS

At April 30, 2007, cash includes funds restricted for current taxes withheld and payable and other current obligations totalling $7.7 million (2006 - $6.3 million).

7.	RECEIVABLES

The Company’s current receivables balance was comprised of the following:
	2007	2006
Trade receivables, net of allowance for doubtful accounts of $8.4 million (2006 - $24.5 milion)	$232,240	$192,639
Due from BHS - Brazilian Helicopter Services Taxi Aereo Ltda. (i)	-	9,641
Other receivables	45,527	43,937
	$277,767	$246,217

(i)	BHS - Brazilian Helicopter Services Taxi Aereo Ltda. receivables are now eliminated upon consolidation effective March 8, 2007, the acquisition date of BHS (Note 11(a)).

8.	PROPERTY AND EQUIPMENT

The capital cost and related accumulated amortization of the Company’s flying assets, facilities and equipment are as follows:
	Cost	Accumulated Amortization	Net Book Value
2007
Flying Assets	$1,122,641	$149,099	$973,542
Facilities	99,680	34,761	64,919
Equipment	117,972	63,769	54,203
	$1,340,293	$247,629	$1,092,664
2006
Flying Assets	$990,067	$158,931	$831,136
Facilities	88,114	39,811	48,303
Equipment	113,224	73,299	39,925
	$1,191,405	$272,041	$919,364

Amortization of property and equipment totalled $63.5 million in fiscal 2007 (2006 - $52.9 million; 2005 - $51.6 million).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

9.	INVESTMENTS

	2007	2006
Long-term investments, at equity
Luchthaven Den Helder C.V. (2007 - 50%, 2006 - 50%)	$5,072	$3,545
Aero Contractors Company of Nigeria Limited ("ACN") (2007 - 40%, 2006 - 40%)	1,406	-
Other, at cost	1,000	1,877
	$7,478	$5,422

During fiscal 2006, the Company sold its remaining interest in Canadian Helicopters Limited and its interest in Inversiones Aereas S.L. for a total gain on sale of $37.5 million.

10.	INTANGIBLE ASSETS

	2007	2006
Customer contracts and relationships, less accumulated amortization of $0.6 million (2006 - $0.1 million)	$17,121	$212
Other, net of accumulated amortization of $0.4 million (2006 - $0.2 million)	753	428
	$17,874	$640

The intangible assets were acquired as part of the acquisition of BHS during the year ended April 30, 2007 (Note 11(a)) and the acquisitions of Aero Turbine Support Ltd. and Coulson Aero Technologies Ltd. during the year ended April 30, 2005.

11.	ACQUISITIONS

(a)	BHS - Brazilian Helicopter Services Taxi Aereo Ltda.

On March 8, 2007, following regulatory approval, the Company acquired an equity position in BHS - Brazilian Helicopter Services Taxi Aereo Ltda., subsequently named BHS - Brazilian Helicopter Services Taxi Aereo S.A. (“BHS”). 100% of the voting common shares were acquired through a jointly owned subsidiary BHH - Brazilian Helicopters Holdings S.A. (“BHH”). BHS is one of the largest helicopter operators in the Brazilian offshore sector. This acquisition was accounted for using the purchase method, with results of operations included in the consolidated financial statements of the Company from the date of acquisition. The purchase price was allocated based on the fair value of the net identifiable assets acquired as follows:

Fair value of net assets acquired
Cash	$2,529
Other current assets	5,066
Intangible assets (i)	17,564
Goodwill (ii)	55,794
Property and equipment	1,619
Current liabilities	(4,155)
Due to CHC	(32,830)
Long-term debt	(3,555)
Tax and other liabilities	(41,177)
$855
Purchase price
Consideration	$-
Acquisition costs	855
$855

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(i)	The intangible assets consist of customer contracts and related intangibles which are being amortized on a straight line basis over their estimated useful life of seven years.
(ii)
The acquisition resulted in goodwill of $55.8 million, of which $31.1 million has been allocated to Global Operations and $24.7 million has been allocated to Heli-One. The goodwill is not expected to be deductible for tax purposes.

The purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values made at the date of purchase.

(b)	Heli-Dyne Systems Inc.

On November 30, 2006, the Company acquired 100% of the issued and outstanding shares of Heli-Dyne Systems Inc. (“Heli-Dyne”), subsequently named Heli-One USA Inc., a helicopter completion and maintenance centre based in Hurst, Texas. Heli-Dyne specializes in the design and installation of helicopter interiors and the maintenance of airframes and avionics.

This acquisition was accounted for using the purchase method, with results of operations included in the consolidated financial statements from the acquisition date. The net purchase price of $18,000 was allocated based on the fair value of the net identifiable assets acquired. This allocation resulted in an excess of the fair value of the net identifiable assets over the cost of the purchase, which is sometimes referred to as negative goodwill. The negative goodwill was allocated to the fair value of the long-term assets acquired and the remaining excess of $0.8 million was recognized as an extraordinary gain.

12.	OTHER ASSETS

	2007	2006
Prepaid pension costs (i)	$99,956	$100,101
Prepaid aircraft rentals (ii)	38,277	21,042
Aircraft operating lease junior loans (iii)	61,517	40,502
Deferred charges, less accumulated amortization of $2.0 million (April 30, 2006 - $0.7 million) (iv)	9,752	6,245
Deferred financing costs, less accumulated amortization of $5.9 million (April 30, 2006 - $4.4 million) (v)	7,426	6,769
Loans receivable (vi)	15,868	20,326
Pre-operating expenses (vii)	6,025	3,657
Aircraft deposits (viii)	32,876	70,872
Norway public pension scheme prepayments	4,955	6,324
Restricted cash (ix)	13,669	19,705
Other	615	809
	$290,936	$296,352

(i)
Prepaid pension costs represent accumulated contributions paid by the Company into its defined benefit employee pension plans in excess of the accumulated current and prior years’ benefit pension expense (Note 30).

(ii)	The prepaid aircraft rentals are up-front rental payments made on aircraft leased under operating leases. These rentals are being amortized over the related lease terms.

(iii)
The aircraft junior loans include junior loans, deferred payments and rebateable advance rentals, which are amounts due from lessors on the financing of 71 aircraft under operating leases as at April 30, 2007. Such loans bear interest at 2.5% to 7.0% (2006 - 2.5% to 7.0%) with principal and accrued interest due at maturity. These loans mature between fiscal 2008 and 2016. As at April 30, 2007, no allowance has been recorded on these loans and accrued interest as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these loans.

(iv)
Deferred charges (net of accumulated amortization) at April 30, 2007 include legal and arrangement fees directly related to lease financing activities. These costs are being amortized to aircraft lease costs over the term of the related lease.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(v)
Deferred financing costs (net of accumulated amortization) at April 30, 2007 include $11.1 million (2006 - $10.9 million) in legal, bank and other fees directly related to long-term financing activities net of $3.7 million of debt premium (2006 - $4.0 million) related to the Company’s US dollar denominated senior subordinated notes. These costs are being amortized to financing charges over the term of the related debt obligations, with $1.5 million amortized in fiscal 2007 (2006 - $1.6 million; 2005 - $3.0 million).

(vi)
The loans receivable are non-interest bearing loans with lessors for the financing of 25 aircraft under operating leases as at April 30, 2007. Such loans mature between fiscal 2010 and 2014, at the end of the lease terms. As at April 30, 2007, no allowance has been recorded on these loans as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these loans.

(vii)
The pre-operating expenses balance as of April 30, 2007 consists of costs incurred in the start-up phase of new businesses. These costs are being amortized on a straight-line basis over periods not exceeding five years. The Company has determined that the pre-operating expenses are recoverable from future cash flows to be generated from the new businesses.

During the fiscal year ended April 30, 2007, the Company expensed $1.5 million (2006 - $2.7 million; 2005 - $2.7 million) related to the amortization of pre-operating expenses.

(viii)	Aircraft deposits are paid to manufacturers to secure deliveries at future dates, as described in Note 26.

(ix)
The restricted cash balance consists of cash that is subject to restrictions that prevent its use for current purposes, primarily cash that the Company’s reinsurance subsidiary must retain to fund its required claims reserves, cash held by the bank for a SARs derivative and deposits held as security for guarantees and bid bonds.

13.	STOCK APPRECIATION RIGHTS, PERFORMANCE UNITS AND LONG-TERM INCENTIVE PLANS

At April 30, 2007 the Company had 623,334 (2006 - 413,333) stock appreciation rights vested and unexercised at reference prices ranging from $2.93 to $24.55 per unit. At the date of exercise, cash payments are made to the holders based on the difference between the market value of the Company’s Class A subordinate voting shares on the TSX and the reference price. The Company also had an additional 409,358 units that had been granted but not vested at April 30, 2007 (2006 - 366,668) at reference prices ranging from $19.43 to $24.55. These units will vest from fiscal 2008 to 2012. The units granted under the stock appreciation rights plan vest equally over either a three-year or five-year period with one-third or one-fifth vesting, respectively, on each of the anniversary dates.

Stock appreciation rights granted by the Company must be exercised within 10 years of the date of grant. The stock appreciation rights outstanding, both vested and unvested, have expiry dates ranging from fiscal 2011 to 2017.

At April 30, 2007 the Company had 77,412 (2006 - 92,412) performance units vested and unexercised at reference prices ranging from $4.30 to $26.11 per unit. At the date of exercise, cash payments are made to the holders based on the difference between double the market value of the Company’s Class A subordinate voting shares on the TSX and the reference price. The payments are made based on double the market value of the shares in order to compensate for the April 2005 stock split since all of the performance units outstanding at April 30, 2007 were issued prior to the stock split. The Company had no performance units that had been granted but not vested at April 30, 2007 and 2006.

Performance units granted by the Company must be exercised within 10 years of the date of grant. The performance units that were vested and unexercised at April 30, 2007 have expiry dates ranging from fiscal 2014 to 2015.

During the year ended April 30, 2006 the Company initiated a long-term incentive plan for executives and senior management employees. The plan is designed to reward the participants based upon long-term performance of the Company. Under the plan, executives and senior management are granted performance stock units (“LTIP units”), which are a notional Class A subordinate voting share. These LTIP units have a three-year vesting term after which the holder is entitled to a cash award calculated on the basis of the market value of the Company’s shares at the end of the vesting term adjusted by a performance factor. During fiscal 2007, 131,564 LTIP units were granted (2006 - 140,363). At April 30, 2007, the Company had 271,927 LTIP units (2006 - 140,363) that had been granted and were outstanding, all of which were not vested.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Compensation expense with respect to these plans for the year ended April 30, 2007 was $3.9 million (2006 - $2.8 million; 2005 - $0.7 million, with the inclusion of the associated hedging instrument, in respect of SARs for 2006 and 2005). During the year the Company de-designated the hedging instrument in respect of SARs and therefore the fiscal 2007 compensation expense does not include any amounts in respect of this derivative instrument. At April 30, 2007 the Company’s liability with respect to the stock appreciation rights and performance units was $6.7 million (2006 - $11.4 million), which is recorded in current liabilities. At April 30, 2007 the Company’s liability with respect to LTIP units was $nil (2006 - $1.9 million (Note 16)) based on the April 30, 2007 value of the Company’s shares and management’s best estimate of achieving its required performance factor.

14.	DEBT OBLIGATIONS

(a)	Long-term debt

Interest rates	Principal repayment terms	Maturity dates	2007	2006
Senior credit facilities
Non-revolving credit facilities
GBP LIBOR + margin	Quarterly	December 2009	$ 8,401	$ 10,846
Euro LIBOR + margin	Quarterly	December 2009	49,967	65,451
Revolving credit facility
CAD B.A. + margin	At maturity	December 2007	137,000	15,000
US LIBOR + margin	At maturity	December 2007	116,203	44,812
NOK LIBOR + margin	At maturity	December 2007	44,664	-
GBP LIBOR + margin	At maturity	December 2007	7,747	-
Other term loans
12% unsecured, subordinated, convertible note (Note 31(b))	At maturity	January 2008	-	4,695
2.50%	At maturity	December 2010	1,927	1,733
5.75%	At maturity	January 2008	1,157	1,008
8.00%	Monthly	February 2009	26	-
Non-interest bearing	Monthly	December 2010	92	405
Non-interest bearing	At maturity	April 2012	1,949	1,799
Non-interest bearing	Semi-annually	April 2009	192	248
12%	Monthly	March 2009	1,234	-
9.84%	Monthly	December 2010	124	-
Non-interest bearing	Monthly	April 2010	91	-
B.A. CDOR rate + margin	Semi-annually	June 2014	8,138	9,223
B.A. CDOR rate + margin	Semi-annually	April 2018	18,984	20,710
Total long-term debt			397,896	175,930
Less: current portion			(333,728)	(24,948)
			$ 64,168	$150,982

The applicable variable interest rates were: 30-day GBP LIBOR - 5.57% (2006 - 4.63%), 30-day Euro LIBOR - 3.86% (2006 - 2.67%), 30-day CAD B.A. - 4.36% (2006 - 4.09%), 30-day US LIBOR - 5.32% (2006 - 5.04%), 30-day NOK LIBOR - 4.31% (2006 - 2.78%) and six-month B.A. CDOR - 4.41% (2006 - 4.26%). Margins range from 0.80% to 1.75%.

The terms of certain of the Company’s debt agreements and helicopter lease agreements impose operating and financial limitations on the Company. Such agreements limit the extent to which the Company may, among other things, incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments. As at April 30, 2007 and 2006 the Company was in compliance with all material covenants and other conditions imposed by its debt and helicopter lease agreements.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

During the year ended April 30, 2007 the Company agreed to revisions of its senior credit facilities to increase borrowing availability under them. The senior credit facilities currently consist of a revolving facility of US $250.0 million, a revolving facility of £ 30.0 million, a term facility of €  33.1 million and a term facility of £ 3.8 million.

As at April 30, 2007, the Company reclassified the outstanding balance under the senior revolving credit facility to “Current portion of debt obligations” on the financial statements, as the facility is due for renewal in December 2007.

Collateral

As collateral for the senior credit facilities, the Company has provided a $750.0 million debenture, providing a fixed charge over all material freehold and leasehold real property and all aircraft, a floating charge over all other property and a general assignment of book debts.

(b)	Senior subordinated notes

The US $400.0 million (2006 - US $400.0 million) ($442.7 million at April 30, 2007; $448.1 million at April 30, 2006) senior subordinated notes bear interest at 7⅜% per annum (“the 7⅜% notes”), payable semi-annually on May 1 and November 1, and are due May 1, 2014.

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

(c)	Foreign currency

Total debt obligations denominated in foreign currencies and the Canadian dollar equivalent are as follows:
	2007			2006
	Debt in original currency		Canadian equivalent	Debt in original currency		Canadian equivalent
Euro		€33,183	$50,159		€46,454	$65,700
Pound sterling		£9,570	21,181		£7,537	15,384
US dollar	USD	505,023	558,909	USD	440,000	492,932
Norwegian kroner	NOK	240,000	44,664	NOK	-	-
Brazilian real	BRL	2,661	1,449	BRL	-	-
			$676,362			$574,016

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(d)	Financing charges

	2007	2006	2005
Interest on debt obligations	$51,798	$43,457	$32,469
Amortization of deferred financing costs	1,443	1,560	3,176
Foreign exchange losses	8,210	6,234	(1,200)
Release of currency translation adjustment (i)	(282)	2,612	-
Other interest (income) expense	(2,873)	(889)	2,983
	$58,296	$52,974	$37,428

(i)
During the year ended April 30, 2007, the Company settled $125.9 million (2006 - $20.0 million; 2005 - $nil) of inter-company debts denominated in foreign currencies, which were designated as part of the Company’s net investments in self-sustaining foreign subsidiaries, giving rise to the recognition of a portion of the Company’s currency translation adjustment account as financing charges.

(e)	Debt settlement costs

During the year ended April 30, 2005, the Company expensed $2.0 million of debt settlement costs in connection with a senior credit facility revision and the redemption of its remaining 11¾% senior subordinated notes and 8% subordinated debentures.

(f)	Repayment requirements

Principal repayment requirements related to the total debt obligations over the next five years are as follows:

2008	$333,728
2009	26,920
2010	14,605
2011	4,795
2012	4,782

15.	RESTRUCTURING COSTS

During the year ended April 30, 2007, the Company reversed $2.3 million of restructuring costs as the liability was determined no longer necessary. During the years ended April 30, 2006 and 2005, the Company expensed restructuring costs of $16.2 million and $17.4 million, respectively. Restructuring costs were primarily comprised of voluntary retirement and involuntary severance costs and professional and consulting fees.

The following table provides a reconciliation of the Company’s restructuring cost accrual for the years ended April 30:
	2007	2006	2005
Restructuring costs accrued, beginning of year	$ 5,876	$ 7,678	$ 1,833
Expensed (recovered) during the year - continuing operations	(2,341)	16,150	17,390
Expensed during the year - discontinued operations	-	195	199
Restructuring costs paid during the year	(3,004)	(18,147)	(11,744)
Restructuring costs accrued, end of year	$ 531	$ 5,876	$ 7,678

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

16.	OTHER LIABILITIES

	2007	2006
Deferred revenue (i)	$9,083	$6,743
Deferred government assistance (ii)	2,716	3,323
Accrued pension obligation (iii)	31,623	34,040
Deferred gains on sale-leasebacks of aircraft (iv)	79,713	60,405
Insurance claims accrual (v)	9,609	13,655
Long-term incentive plan (vi)	-	1,935
Unfavourable contract credits (vii)	1,144	6,722
Lease aircraft return costs (viii)	-	2,141
Other	5,903	3,467
	$139,791	$132,431

(i)
Deferred revenue at April 30, 2007 includes $9.1 million (2006 - $6.8 million) of billings to customers for repair and overhaul services to be performed in future periods under PBH contracts. A significant number of the Company’s repair and overhaul contracts require customers to pay for services on an hourly flying basis. A portion of this PBH revenue is recognized on a monthly basis to reflect ongoing services being provided, with the current balance deferred and included in deferred revenue and the long-term balance deferred in other liabilities to be recognized in earnings when the services are performed.

(ii)
The Government of Newfoundland and Labrador has provided CHC Composites Inc. with financial assistance to partially offset construction costs of property and equipment. The assistance for construction costs is not repayable but is subject to specified conditions that, if not met, could result in the conversion of the assistance to fully paid common shares of Composites. However, as these specified conditions have been fully met by Composites as at April 30, 2007, the risk of conversion of the assistance to common shares no longer exists. This assistance is being amortized over the life of the related assets on the same basis as such assets are themselves amortized. At April 30, 2007 government assistance of $2.7 million (April 2006 - $3.3 million) relating to plant and equipment has been deferred to other liabilities.

(iii)
The Company has a supplementary retirement pension plan (“SERP”) in Canada for certain of its executives. This plan had accrued benefit obligations at April 30, 2007 of $17.8 million (2006 - $20.6 million). The Company also has an unfunded early retirement pension plan in Norway. The accrued pension obligation related to this unfunded plan and related amounts included in other liabilities at April 30, 2007 was $6.7 million (2006 - $5.7 million). Included in the accrued pension obligation at April 30, 2007 was $7.1 million (2006 - $7.7 million) related to funded defined benefit pension plans in the Netherlands that had a funding deficit upon acquisition in fiscal 2004 (Note 30).

(iv)
The deferred gains arising from certain aircraft sale-leaseback and lease-out lease-in transactions are being amortized over the lease terms.The Company has disposed of aircraft at amounts greater than book value resulting in deferred gains of $29.5 million for fiscal 2007 (2006 - $22.1 million). Deferred gain amortization of $10.2 million (2006 - $8.9 million; 2005 - $7.1 million) was recorded as a reduction of operating lease expense during fiscal 2007. On certain leases a portion of the proceeds are deferred as part of the sale-leaseback transaction agreement and have been netted against the deferred gains for the purpose of calculating the amount of the gain to be amortized. Under these lease agreements, if the aircraft are sold by the lessors at the termination of the leases for proceeds greater than the unamortized amount under the lease for such aircraft, the deferred payments may be fully payable to the Company and recorded as a gain at that time.

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

(vi)	See discussion in Note 13.

(vii)
As part of the acquisition of Schreiner in fiscal 2004, the Company valued the long-term contracts of Schreiner and recorded unfavourable contract credits for those contracts for which the return is below market. The unfavourable contract credits are being amortized over the term of the contract, for a maximum of five years. During fiscal 2007 amortization of these unfavourable contract credits of $5.9 million (2006 -$5.7 million; 2005 - $6.7 million) was recorded as a reduction of operating expenses.

(viii)
Lease aircraft return costs are obligations that arise under the terms of the Company’s operating lease agreements, which require that an aircraft be returned with major components in a specified condition. At April 30, 2007 the Company had provided $nil (2006 - $2.1 million) in respect of these obligations.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

17.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Capital stock

Authorized:

Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A subordinate voting shares, no par value
Class B multiple voting shares, no par value
Ordinary shares, no par value

Issued:

	Number of Shares			Consideration
	2007	2006	2005	2007	2006	2005
Class A subordinate voting shares	39,858	36,860	36,833	$235,346	$223,241	$222,727
Class B multiple voting shares	5,863	5,861	5,866	18,413	18,413	18,431
Ordinary shares	22,000	22,000	22,000	33,000	33,000	33,000
Ordinary share loan	-	-	-	(33,000)	(33,000)	(33,000)
Class A subordinate voting employee share purchase loans				(1,254)	(1,502)	(1,689)
				$252,505	$240,152	$239,469
Contributed surplus				$5,042	$4,363	$3,291

Class A subordinate voting shares that would be
issued upon conversion of the following:

	2007	2006	2005
Class B multiple voting shares	5,863	5,861	5,866
Share options (Note 18)	2,232	3,819	2,815
Convertible debt (Note 31(b))	-	1,379	1,379

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Capital stock transactions

Number of shares	Class A subordinate voting shares	Class B multiple voting shares	Ordinary shares
Balance, April 30, 2004	36,756	5,877	22,000

Shares issued to employees for cash
Share option plan	55	-	-
Share purchase plan	11	-	-
Share conversions	11	(11)	-
Balance, April 30, 2005	36,833	5,866	22,000

Shares issued to employees for cash
Share purchase plan	22	-	-
Share conversions	5	(5)	-
Balance, April 30, 2006	36,860	5,861	22,000

Share issued to employees for cash
Share option plan (Note 18)	1,584	-	-
Share purchase plan	35	2	-
Conversion of debt (Note 31(b))	1,379	-	-
Balance, April 30, 2007	$39,858	$5,863	$22,000

Stated value	Class A subordinate voting shares	Class B multiple voting shares	Contributed surplus
Balance, April 30, 2004	$221,532	$18,719	$3,291

Shares issued to employees for cash
Share option plan	668	-	-
Share purchase plan	239	-	-
Share conversions	288	(288)	-
Balance, April 30, 2005	$222,727	$18,431	$3,291

Shares issued to employees for cash
Share purchase plan	496	-	-
Share conversions	18	(18)	-
Stock based compensation expense	-	-	1,072
Balance, April 30, 2006	223,241	18,413	4,363

Shares issued to employees for cash
Share option plan (Note 18)	5,611	-	-
Share purchase plan (Note 18)	686	-	-
Conversion of debt (Note 31(b))	5,808	-	(951)
Stock based compensation expense (Note 18)	-	-	1,630
Balance, April 30, 2007	$235,346	$18,413	$5,042

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

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

The Company has issued 22 million ordinary shares to a company owned by its majority shareholder for subscriptions of $33.0 million. Concurrently, to fund the subscriptions for the ordinary shares, the Company made a non-interest bearing loan to the purchaser, payable on demand and the Company has a lien on the ordinary shares issued. The ordinary shares entitle the holder thereof to (i) one vote for every 10 ordinary shares held; (ii) dividends equivalent on a per share basis to any dividend paid on the Company’s Class A subordinate voting shares and Class B multiple voting shares, subject to prior minority shareholder approval; and (iii) receive a share of the residual of the Company, on a liquidation or winding-up, equal, on a share for share basis, to the amount received by a holder of a Class A subordinate voting share or a Class B multiple voting share. The ordinary shares are redeemable at the option of the Company at the subscription price thereof in certain circumstances (Note 23).

The Company’s Class A subordinate voting employee share purchase loans are non-interest bearing, full recourse loans and have as collateral a pledge of the related shares purchased with a fair market value of $14.5 million as at April 30, 2007. As a result, the employee share purchase loans of $1.3 million on April 30, 2007 (2006 - $1.5 million) are deducted from shareholders’ equity. Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary. Upon termination of employment, the loans are required to be repaid within 60 days.

Declaration of dividends is restricted by covenants contained in certain of the Company’s debt agreements. The declaration of dividends during fiscal 2007 at $0.50 (2006 - $0.40) per participating voting share totalling $21.9 million (2006 - $17.1 million) was in compliance with these covenants.

18.	SHARE OPTION PLAN

For the year ended April 30, 2007, the Company recorded stock based compensation of $1.6 million (2006 - $1.1 million; 2005 - $nil) in the consolidated statement of earnings and as contributed surplus. The Black Scholes option pricing model was used to estimate the fair value of options granted in fiscal 2007 and 2006 using the following estimates and assumptions:

Expected life	4 years
Expected dividend yield	1.2%
Risk-free interest rate	3.2%
Stock volatility	31%

The weighted average grant-date fair value of options granted in the year is equal to $13.53 (2006 - $12.82).

As at April 30, 2007, 1,116,461 (2006 - 1,909,672) options were outstanding, of which 734,711 options were then exercisable at prices ranging from $4.26 to $49.60 per option and a weighted average exercise price of $27.72 per option. All outstanding options have exercise prices ranging from $4.26 to $53.86 per option and a weighted average exercise price of $35.27 per option (2006 - $23.54). All outstanding options expire between 2008 and 2016, ten years after the date of each respective grant. Each option is convertible into two Class A subordinated voting shares to reflect the April 2005 two-for-one stock split. During fiscal 2007, 792,000 options were exercised into 1,584,000 Class A subordinate voting shares for cash proceeds of $5.6 million.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

A summary of recent share option activities is as follows:

2007
	Number of options - Exercise price range $4.26 - $4.30	Weighted average exercise price	Number of options - Exercise price range $7.35 - $9.00	Weighted average exercise price	Number of options - Exercise price range $26.11 - $30.70	Weighted average exercise price	Number of options - Exercise price $49.10 - $53.86	Weighted average exercise price	Total number of options	Total weighted average exercise price
Class A subordinate voting share options
Beginning of year	485	$4.28	470	$8.96	452	$30.44	502	$49.60	1,909	$23.54
Granted	-	-	-	-	-	-	30	52.25	30	52.25
Forfeited	-	-	-	-	-	-	(16)	(49.60)	(16)	(49.60)
Expired	-	-	-	-	-	-	(15)	(49.60)	(15)	(49.60)
Exercised	(340)	(4.30)	(450)	(9.00)	-	-	(2)	(49.60)	(792)	(7.08)
End of year	145	$4.27	20	$8.18	452	$30.44	499	$49.76	1,116	$35.27

Weighted average contractual life of options outstanding	1.5 years		0.4 years		5.0 years		8.3 years		5.9 years

2006
	Number of options - Exercise price range $4.26 - $4.30	Weighted average exercise price	Number of options - Exercise price range $7.35 - $9.00	Weighted average exercise price	Number of options - Exercise price range $26.11 - $30.70	Weighted average exercise price	Number of options - Exercise price $49.60	Weighted average exercise price	Total number of options	Total weighted average exercise price
Class A subordinate voting share options
Beginning of year	485	$4.28	470	$8.96	452	$30.44	-	$-	1,407	$14.25
Granted	-	-	-	-	-	-	510	49.60	510	49.60
Forfeited	-	-	-	-	-	-	(8)	(49.60)	(8)	(49.60)
End of year	485	$4.28	470	$8.96	452	$30.44	502	$49.60	1,909	$23.54
Weighted average contractual life of options outstanding	2.5 years		1.4 years		6.0 years		9.2 years		4.8 years

19.	SUPPLEMENTAL CASH FLOW INFORMATION

	2007	2006	2005
Cash interest paid	$49,074	$39,451	$23,007
Cash taxes paid	$11,571	$13,550	$11,143

The adjustment to net earnings related to future income taxes to arrive at cash flow on the statements of cash flows is calculated as the income tax provision adjusted for cash taxes paid. Accordingly, it includes the impact of changes in current as well as long-term income tax assets and liabilities.

The conversion of the 12%, unsecured, subordinated, convertible note into Class A subordinate voting shares during fiscal 2007 was a non-cash transaction (Note 31(b)).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

20.	FOREIGN CURRENCY

(a)	Foreign currency translation adjustment

	2007	2006	2005
Balance, beginning of year	$(66,262)	$(21,471)	$(17,605)
Release of currency translation adjustment (Note 15(d))	(282)	2,612	-
Translation adjustment during year	25,744	(47,403)	(3,866)
Balance, end of year	$(40,800)	$(66,262)	$(21,471)

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

Throughout fiscal 2007 and 2006 the Company had designated the full amount of its US $400.0 million ($442.7 million) 7⅜% senior subordinated notes as the hedged item in a series of hedges of the Company’s net investments in its self-sustaining foreign operations in Canada, Norway, the UK and the Netherlands. The Company had also designated its pound sterling and remaining outstanding euro denominated debt as hedges of its net investments in its self-sustaining operations in the UK and the Netherlands, respectively. Included in the foreign currency translation adjustment in shareholders’ equity at April 30, 2007 was a net foreign exchange gain of $0.4 million, net of taxes of $0.1 million (2006 - gain of $57.0 million, net of taxes of $12.4 million) related to the revaluation and repayment of the debt during the period of hedge effectiveness.

The Company reviews the effectiveness of these hedges quarterly by monitoring the relative changes in the amounts of the hedged items relative to the notional amounts of the hedging instruments.

(b)	Year-end exchange rates

Balance sheet accounts denominated in foreign currencies and translated at year-end exchange rates have been translated to Canadian dollars at the following rates:
	2007	2006
US dollar	$1.11	$1.12
UK pound sterling	2.21	2.04
Norwegian kroner	0.19	0.18
South African rand	0.16	0.19
Australian dollar	0.92	0.85
Euro	1.51	1.41
Brazilian real	0.54	0.54

Income statement accounts denominated in foreign currencies have been translated at the following year to date annual average exchange rates:
	2007	2006	2005
US dollar	$1.14	$1.19	$1.27
UK pound sterling	2.17	2.11	2.35
Norwegian kroner	0.18	0.18	0.19
South African rand	0.16	0.19	0.20
Australian dollar	0.88	0.89	0.94
Euro	1.47	1.44	1.61
Brazilian real	0.53	0.52	0.45

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

21.	FINANCIAL INSTRUMENTS

(a)	Primary Financial Instruments

The carrying values of the Company’s primary financial instruments, with the exception of the Company’s senior subordinated notes, substantially approximate fair value due to the short-term maturity and/or other terms of those instruments.

The fair value of the senior subordinated notes is based on quoted market prices. The fair value of these debt instruments, including the current portion, is as follows:

	April 30, 2007		April 30, 2006
	Fair value	Carrying value	Fair value	Carrying value
7⅜% Senior subordinated notes	$429,400	$442,680	$454,282	$448,120

(b)	Derivative Financial Instruments Used for Risk Management

The Company regularly enters into forward foreign exchange contracts and other derivative instruments to hedge the Company’s exposure to fluctuations in the Company’s net investment in self-sustaining foreign operations, expected future cash flows from foreign operations and anticipated transactions in currencies other than the Canadian dollar. The Company does not enter into derivative transactions for speculative or trading purposes.

The nature, maturity, notional amount and fair market value of the Company’s derivatives used in risk management activities as at April 30, 2007 are as follows:

Hedging item	Maturity		Notional amount	Fair market value
Forward foreign exchange contracts
Sell US dollar; buy Canadian dollar	Various	(i)	$118,010	$ 5,002
Sell pound sterling; buy euro	Various	(i)	€ 30,517	(1,216)
Sell Norwegian kroner; buy pound sterling	May 2007		£ 12,388	15
Sell Norwegian kroner; buy Australian dollar	May 2007		AUD 28,000	(23)
Sell Norwegian kroner; buy euro	May 2007		€ 26,893	(43)
Sell Canadian dollar; buy euro	May 2007		€ 2,740	(21)
Sell Brazilian real; buy US dollar	May 2007		USD 28,000	144
Sell Canadian dollar; buy Norwegian kroner	May 2007		NOK 150,000	(142)
Sell Canadian dollar; buy US dollar	June 2007		USD 150,000	(201)
				$ 3,515

(i)	With expiration dates through to fiscal 2010.

Throughout the year ended April 30, 2007, the Company continued its designation of its US $400.0 million ($442.7 million) 7⅜% senior subordinated notes and related forward foreign currency contracts as effective hedges of the Company’s net investments in certain self-sustaining operations in Canada, the UK, the Netherlands, and Norway. The Company has also designated other pound sterling and euro denominated debt as hedges of its net investments in its self-sustaining operation in the UK, the Netherlands, and Canada respectively. As a result of these effective hedging relationships, revaluation gains and losses on the debt, net investments and forward foreign exchange contracts are offset in the foreign currency translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP.

(c)	Credit Risk on Financial Instruments

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company limits its credit risk by dealing only with counterparties that possess investment grade credit ratings.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(d)	Interest Rate Risk

The Company has used interest rate swap agreements in the past in order to achieve an appropriate mix of fixed and variable interest rate debt. The Company’s current exposure to interest rates is such that fixed and variable rates are appropriately balanced at April 30, 2007 without the use of interest rate derivative instruments.

(e)	Trade Credit Risk

Trade receivables consist primarily of amounts due from multinational companies operating in the oil and gas industry. Credit risk on these receivables is reduced by the large and diversified customer base. Included in accounts receivable is an allowance for doubtful accounts of $8.4 million at April 30, 2007 (2006 - $24.5 million).

22.	INCOME TAXES

The Company’s income tax provision is comprised as follows:
	2007	2006	2005
Current income tax (provision) recovery
Canada	$(3,793)	$(2,800)	$(3,810)
Foreign	1,262	6,790	(25,632)
	(2,531)	3,990	(29,442)
Future income tax (provision) recovery
Canada
Recovery related to origination and reversal of temporary differences	5,837	14,646	9,022
Foreign
Provision related to origination and reversal of temporary differences	(20,132)	(29,145)	(6,918)
	(14,295)	(14,499)	2,104
Income tax provision	$(16,826)	$(10,509)	$(27,338)

As the Company operates in several tax jurisdictions, its income is subject to various rates of taxation. The income tax provision differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings before taxes as follows:
	2007	2006	2005
Earnings from continuing operations before income taxes	$57,813	$100,214	$74,267
Combined Canadian federal and provincial statutory income tax rate	34%	34%	35%
Income tax provision calculated at statutory rate	(19,656)	(34,073)	(25,993)
(Increase) decrease in income tax provision resulting from:
Rate differences in various jurisdictions	12,857	13,515	16,043
Effect of change in tax legislation	(1,285)	(220)	(4,224)
Non-deductible items	(637)	(1,187)	(3,193)
Large corporations tax	-	(470)	(457)
Other foreign taxes paid	(7,761)	(3,471)	(1,745)
Non-taxable portion of capital gains	575	13,617	1,154
Non-taxable income	1,857	2,669	1,274
Valuation allowance	717	(334)	(7,049)
Other	(3,493)	(555)	(3,148)
Income tax provision	$(16,826)	$(10,509)	$(27,338)

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

During fiscal 2007, legislation was enacted in Canada to reduce the federal corporate income tax rate from 22.12% to 19% in phased reductions over the period 2008 to 2010. As a result, the Company adjusted the value of its future income tax assets related to losses carried forward and other temporary differences in Canada by $1.2 million.

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

The tax effects of temporary differences that give rise to significant portions of future income tax assets and future income tax liabilities are presented below:
	2007	2006
Future income tax (liabilities) assets
Property and equipment	$(77,027)	$(99,406)
Long-term investments	(13,547)	(10,261)
Pension and other employee benefits	(14,410)	(9,253)
Deferred capital gains and deferred revenue	(37,615)	(30,699)
Losses carried forward	52,303	41,463
Deferred costs	(1,013)	348
Long-term debt	(42,243)	(19,380)
Current accounts payable and receivable	15,994	11,486
Other	(2,372)	4,232
Total future income tax liabilities	(119,930)	(111,470)
Valuation allowance	(16,208)	(7,383)
Net future income tax liabilities	$(136,138)	$(118,853)
Distributed as follows:
Current future income tax assets	32,169	26,859
Current future income tax liabilities	(9,813)	(8,852)
Long-term future income tax assets	34,678	39,848
Long-term future income tax liabilities	(193,172)	(176,708)
	$(136,138)	$(118,853)

(a)	Tax losses

The Company has accumulated approximately $153.7 million in non-capital losses, of which $72.9 million is available to reduce future Canadian income taxes otherwise payable and $80.8 million is available to reduce future income taxes otherwise payable in other foreign jurisdictions. If unused, these losses will expire as follows:

(in thousands of Canadian dollars)
2008	$5,067
2009	8,937
2014	2,994
2015	19,328
2026	33,052
2027	4,179
Indefinitely	80,192
$153,749

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

The Company has also accumulated approximately $45.0 million in capital losses, which carry forward indefinitely and are available to reduce future capital gains realized in Canada.

The Company has provided a valuation allowance in respect of $57.3 million (Canada - $22.6 million; other jurisdictions - $34.7 million) of the non-capital losses. The benefit anticipated from the utilization of the remaining non-capital losses and the full amount of the capital losses has been recorded as a future income tax asset.

23.	PER SHARE INFORMATION

Net earnings per share has been calculated based on the sum of the weighted average number of Class A subordinate voting shares and Class B multiple voting shares outstanding of 42,819,468 for the fiscal year ended April 30, 2007 (2006 - 42,708,378; 2005 - 42,673,079).

2007
	Net earnings				Weighted	Net earnings per share
	Cont. ops.	Disc. ops.	Extra-ordinary item	Total	average number of shares	Cont. ops.	Disc. ops.	Extra-ordinary item	Total
	$40,987	$2,167	$810	$43,964	42,819
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)	-	-	-	-	(626)
Basic	$40,987	$2,167	$810	$43,964	42,193	$0.97	$0.05	$0.02	$1.04
Effect of potential dilutive securities:
Share options (Note 18)					1,978
Convertible debt (Note 31(b))	379	-	-	379	1,323
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)					626
Diluted	$41,366	$2,167	$810	$44,343	46,120	$0.90	$0.05	$0.02	$0.97

2006
	Net earnings				Weighted	Net earnings per share
	Cont. ops.	Disc. ops.	Extra-ordinary item	Total	average number of shares	Cont. ops.	Disc. ops.	Extra-ordinary item	Total
	$89,705	$1,005	$-	$90,710	42,708
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)	-	-	-	-	(709)
Basic	$89,705	$1,005	$-	$90,710	41,999	$2.14	$0.02	$-	$2.16
Effect of potential dilutive securities:
Share options (Note 18)					2,076
Convertible debt (Note 31(b))	386	-	-	386	1,379
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)					709
Diluted	$90,091	$1,005	$-	$91,096	46,163	$1.95	$0.02	$-	$1.97

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2005
	Net earnings				Weighted	Net earnings per share
	Cont. ops.	Disc. ops.	Extra-ordinary item	Total	average number of shares	Cont. ops.	Disc. ops.	Extra-ordinary item	Total
	$46,929	$9,590	$-	$56,519	42,673
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)	-	-	-	-	(736)
Basic	$46,929	$9,590	$-	$56,519	41,937	$1.12	$0.23	$-	$1.35
Effect of potential dilutive securities:
Share options (Note 18)					1,975
Convertible debt (Note 31(b))	386	-	-	386	1,379
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)					736
Diluted	$47,315	$9,590	$-	$56,905	46,027	$1.03	$0.20	$-	$1.23

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

At April 30, 2007, there were 160,519 (2006 - nil, 2005 - nil) potentially dilutive shares that have not been included in the diluted earnings per share calculation for each period presented because their effect is anti-dilutive.

There were 22 million ordinary shares outstanding at April 30, 2007 and at April 30, 2006, all of which are owned by the Company’s controlling shareholder (Note 17). The payment of dividends on these ordinary shares requires minority shareholder approval. The shares also have no conversion rights in the hands of their holder. Therefore, these ordinary shares have not been included in the calculation of basic and diluted earnings per share.

24.	CHANGE IN NON-CASH WORKING CAPITAL

	2007	2006	2005
Receivables	$(50,755)	$(37,285)	$(40,291)
Inventory	(39,902)	(29,936)	1,765
Prepaid expenses	(30,449)	(6,170)	1,709
Payables and accruals	83,907	18,371	59,543
	$(37,199)	$(55,020)	$22,726

25.	SEGMENT INFORMATION

The Company operates under the following segments:

•	Global Operations;
•	European Operations;
•	Heli-One; and
•	Corporate and Other.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

This segment classification is representative of the Company’s business strategy and reflects the Company’s internal reporting and management structure. The primary factors considered in identifying segments are geographic coverage, which also impacts the nature of the Company’s operations, the type of contracts that are entered into, the type of aircraft that are utilized and segments used by management to evaluate the business. The Company has provided information on segment revenues, segment EBITDAR(ii) and segment operating income because these are the financial measures used by the Company’s key decision makers in making operating decisions and assessing performance. Transactions between operating segments are at standard industry rates.

European Operations includes flying operations in the UK, Ireland, Norway, the Netherlands and Denmark, mainly serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea, as well as EMS/SAR services throughout Europe.

Global Operations includes flying operations in Australia, Africa, the Middle East, the Americas, Asia, Brazil, and in other locations around the world, serving offshore oil and gas, EMS/SAR and other industries.

Heli-One includes helicopter repair and overhaul facilities in Norway, Canada, Australia, the US and the UK, providing helicopter repair and overhaul services for the Company’s fleet and for a growing external customer base in Europe, Asia and North America. As well, Heli-One performs composite aerospace component manufacturing.

Corporate and other includes corporate office costs in various jurisdictions.

The accounting policies of the segments and the basis of accounting for transactions between segments are the same as those described in the summary of significant accounting policies (Note 2).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Year Ended April 30, 2007
	Global operations	European operations	Heli-One	Corporate and other	Inter-segment eliminations	Consolidated
Revenue from external customers	$427,956	$539,921	$180,613	$617	$-	$1,149,107
Add: Inter-segment revenues	1,093	6,634	391,520	1,433	(400,680)	-
Total revenue	429,049	546,555	572,133	2,050	(400,680)	1,149,107
Direct costs(i)	(293,918)	(451,213)	(298,959)	-	219,823	(824,267)
General and administration	-	-	-	(43,388)	-	(43,388)
Segment EBITDAR(ii)	135,131	95,342	273,174	(41,338)	(180,857)	281,452
Aircraft lease and associated costs
- Internal	(92,052)	(89,148)	343	-	180,857	-
- External	(8,928)	(3,959)	(87,560)	-	-	(100,447)
Segment EBITDA(iii)	34,151	2,235	185,957	(41,338)	-	181,005
Amortization	(4,116)	(3,424)	(56,474)	(1,289)	-	(65,303)
Restructuring costs	-	-	991	1,350	-	2,341
Gain (loss) on disposals of assets	16	(101)	(2,769)	(133)	-	(2,987)
Operating income (loss)	$30,051	$(1,290)	$127,705	$(41,410)	$-	115,056
Financing charges						(58,296)
Earnings from continuing operations before income taxes and undernoted items						56,760
Equity earnings of associated companies and non-controlling interest						1,053
Income tax provision						(16,826)
Net earnings from continuing operations						40,987
Net earnings from discontinued operations (Note 5)						2,167
Net earnings before extraordinary item						43,154
Extraordinary item, net of tax (Note 11(b))						810
Net earnings						$43,964

Segment assets - continuing operations	$271,321	$234,182	$1,460,177	$114,109		$2,079,789
Segment assets - discontinued operations (Note 5)	-	-	-	-		22,430
Total Assets						2,102,219
Segment capital asset expenditures	7,096	3,855	380,397	1,898		393,246
Segment helicopter major inspections	-	-	30,066	-		30,066
Segment goodwill	30,686	-	24,590	-		55,276

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Year Ended April 30, 2006(iv)
	Global operations	European operations	Heli-One	Corporate and other	Inter-segment eliminations	Consolidated
Revenue from external customers	$330,877	$520,367	$145,668	$175	$-	$997,087
Add: Inter-segment revenues	350	12,773	355,013	58	(368,194)	-
Total revenue	331,227	533,140	500,681	233	(368,194)	997,087
Direct costs(i)	(240,305)	(425,659)	(271,206)	-	214,145	(723,025)
General and administration	-	-	-	(27,895)	-	(27,895)
Segment EBITDAR(ii)	90,922	107,481	229,475	(27,662)	(154,049)	246,167
Aircraft lease and associated costs
- Internal	(76,447)	(74,408)	(3,194)	-	154,049	-
- External	(6,769)	(1,216)	(57,491)	-	-	(65,476)
Segment EBITDA(iii)	7,706	31,857	168,790	(27,662)	-	180,691
Amortization	(4,113)	(5,946)	(44,363)	(1,048)	-	(55,470)
Restructuring costs	(975)	(1,597)	(7,445)	(6,133)	-	(16,150)
Gain on disposals of assets	295	407	(685)	(22)	-	(5)
Operating income (loss)	$2,913	$24,721	$116,297	$(34,865)	$-	109,066
Financing charges						(52,974)
Earnings from continuing operations before income taxes and undernoted items						56,092
Gain on sale of long-term investments						37,558
Equity earnings of associated companies and non-controlling interest						6,564
Income tax provision						(10,509)
Net earnings from continuing operations						89,705
Net earnings from discontinued operations (Note 5)						1,005
Net earnings						$90,710

Segment assets - continuing operations	$167,268	$235,158	$1,095,048	$167,286		$1,664,760
Segment assets - discontinued operations (Note 5)	-	-	-	-		21,322
Total Assets						1,686,082
Segment capital asset expenditures	4,477	2,281	273,485	458		280,701
Segment helicopter major inspections	-	-	23,612	-		23,612
Segment goodwill	-	-	1,224	-		1,224

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Year Ended April 30, 2005(iv)
	Global operations	European operations	Heli-One	Corporate and other	Inter-segment eliminations	Consolidated

Revenue from external customers	$292,066	$530,897	$130,844	$435	$-	$954,242
Add: Inter-segment revenues	-	10,697	380,573	2,741	(394,562)	(551)
Total revenue	292,066	541,594	511,417	3,176	(394,562)	953,691
Direct costs(i)	(204,782)	(430,802)	(280,401)	-	241,335	(674,650)
General and administration	-	-	-	(35,279)	-	(35,279)
Segment EBITDAR(ii)	87,284	110,792	231,016	(32,103)	(153,227)	243,762
Aircraft lease and associated costs
- Internal	(64,411)	(88,816)	-	-	153,227	-
- External	(6,984)	-	(50,553)	-	-	(57,537)
Segment EBITDA(iii)	15,889	21,976	180,463	(32,103)	-	186,225
Amortization	(3,632)	(5,539)	(39,765)	(1,248)	-	(50,184)
Restructuring costs	(1,358)	(2,864)	(3,108)	(10,060)	-	(17,390)
Gain on disposals of assets	-	-	4,129	-	-	4,129
Fair value adjustment	-	-	(14,260)	-	-	(14,260)
Operating income (loss)	$10,899	$13,573	$127,459	$(43,411)	$-	108,520
Debt settlement costs						(2,017)
Financing charges						(37,428)
Earnings from continuing operations before income taxes and undernoted items						69,075
Equity earnings of associated companies and non-controlling interest						5,192
Income tax provision						(27,338)
Net earnings from continuing operations						46,929
Net earnings from discontinued operations (Note 5)						9,590
Net earnings						$56,519

Segment capital asset expenditures	13,021	2,829	218,509	383		234,742
Segment helicopter major inspections	-	-	15,539	-		15,539

(i)	Direct costs in the segment information presented excludes aircraft lease and associated costs. In the consolidated income statement these costs are combined.

(ii)	Segment EBITDAR is defined as segment EBITDA before aircraft lease and associated costs.

(iii)	Segment EBITDA is defined as operating income before amortization, restructuring costs, and gain (loss) on disposals of assets.

(iv)	Comparative information has been reclassified to reflect the classification of Survival-One in discontinued operations as described in Note 2.

Geographic Information

	Revenues (i)			Property and equipment (ii)		Goodwill
	2007	2006	2005	2007	2006	2007	2006
Canada	$48,214	$32,909	$23,956	$104,699	$87,912	$55,276	$1,224
United Kingdom	248,752	209,355	237,683	140,804	71,230	-	-
Norway	202,020	206,693	182,927	273,042	341,683	-	-
Africa	189,895	150,110	124,337	189,500	140,875	-	-
Australia	74,641	64,536	62,157	84,864	73,349	-	-
Denmark	29,095	28,144	35,473	25,668	25,452	-	-
The Netherlands	72,133	67,160	65,915	63,165	32,338	-	-
Other Asian countries	68,096	52,661	88,473	125,870	79,419	-	-
Other European countries	120,884	107,964	88,694	11,894	36,144	-	-
Other countries	95,377	77,555	44,627	73,158	30,962	-	-
Consolidated total	$1,149,107	$997,087	$954,242	$1,092,664	$919,364	$55,276	$1,224

(i)	Revenues are attributed to countries based on the location of the customer for repair and overhaul services and the location of service for flying revenue.

(ii)	Property and equipment is attributed to countries based on the physical location of the asset at the fiscal year-end.

The Company provides services across different geographic areas to many customers. Approximately 70% (2006 - 70%; 2005 - 70%) of the Company’s revenues in fiscal 2007 were derived from customers involved in oil and gas production and exploration. In fiscal 2007 and 2006 no single customer represented greater than 10% of revenue.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

26.	COMMITMENTS

The Company had entered into aircraft operating leases with 27 lessors in respect of 111 aircraft included in the Company’s fleet at April 30, 2007. At inception the Company’s aircraft leases had terms not exceeding 8.5 years. At April 30, 2007 these leases had expiry dates ranging from fiscal 2008 to 2016. The Company has options to purchase the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options, but has no commitments to do so. With respect to such leased aircraft, substantially all of the costs of major inspections of airframes and the costs to perform inspections, major repairs and overhauls of major components are at the Company’s expense. The Company either performs this work internally through its own repair and overhaul facilities or has the work performed by an external repair and overhaul service provider.

At April 30, 2007, the Company also had commitments with respect to operating leases for buildings, land and equipment. During the year ended April 30, 2007 the Company incurred aircraft operating lease and related costs of $100.4 million (2006 - $65.5 million; 2005 - $57.8 million) and other operating lease costs of $6.7 million (2006 - $6.4 million; 2005 - $3.8 million). The Company accounts for lease expense on a straight-line basis. The minimum lease rentals required under such leases were $600.9 million as at April 30, 2007 and are payable in the following amounts over the following fiscal years:
	Aircraft operating leases	Building, land and equipment operating leases	Total operating leases
2008	$103,438	$5,706	$109,144
2009	96,628	4,844	101,472
2010	90,922	4,141	95,063
2011	82,579	3,807	86,386
2012	69,085	3,692	72,777
and thereafter	113,659	22,416	136,075
	$556,311	$44,606	$600,917

As at April 30, 2007, the Company had ordered and made deposits (Note 12) for a number of aircraft. At April 30, 2007, the Company had committed to purchase 34 heavy and 37 medium aircraft. Total capital committed to these purchases is approximately $837.1 million (US $756.4 million). These aircraft are expected to be delivered in fiscal 2008 and beyond and will be deployed in the Company’s European Operations and Global Operations.

Depending on market conditions, the Company intends to obtain the use of these aircraft through operating leases.

27.	VARIABLE INTEREST ENTITIES

At April 30, 2007 the Company operated 16 aircraft (2006 - 19 aircraft) under operating leases with four entities that would be considered variable interest entities (“VIEs”) under Canadian and US GAAP. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from fiscal 2010 to 2014. The Company has concluded that it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements.

Based on appraisals by independent helicopter valuation companies as at April 30, 2007, the unaudited estimated fair market value of the aircraft leased from VIEs is $94.3 million (2006 - $134.1 million). The Company has provided junior loans and loans receivable in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to the junior loans and loans receivable as a result of its involvement with the VIEs is $14.4 million (2006 - $17.7 million).

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

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

The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases. The leases have terms expiring between fiscal 2008 and 2015. The Company’s exposure under the asset value guarantees including guarantees in the form of junior loans, rebateable advance rentals and deferred payments is approximately $86.4 million (2006 - $60.8 million). The resale market for the aircraft types for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

The Company has provided guarantees to certain lessors in respect of novated aircraft purchase contracts. Under these contracts, if the manufacturer fails to meet specified delivery terms or becomes insolvent prior to aircraft delivery, the Company may be required to reimburse the lessor for amounts paid by the lessor to the aircraft manufacturer. Under either scenario, the Company has recourse against the aircraft manufacturer. Once aircraft are delivered under the novated aircraft purchase agreements, the Company no longer has an obligation under these guarantees. The Company’s maximum exposure under the guarantees in the novated aircraft purchase agreements at April 30, 2007 was approximately $179.5 million (April 30, 2006 - $nil). The Company does not anticipate incurring any liability or loss with respect to these guarantees.

29.	CONTINGENCIES

(a)	Contingent liabilities

Petitions have been filed against subsidiaries for unspecified damages concerning helicopter accidents. It is management’s opinion that damages for which the Company may become responsible, if any, will be covered by the Company’s insurance and will therefore not have a material effect on the financial condition or results of operations of the Company.

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

The Company maintains defined contribution employee pension plans in Canada, the US, the UK, the Netherlands, Ireland, Denmark, Australia and South Africa for approximately 57% of the Company’s active employees and certain former employees. The Company’s contributions to the defined contribution plans are based upon percentages of gross salaries. The Company’s contributions to the defined contribution plans expensed during fiscal 2007 were approximately $8.4 million (2006 - $5.9 million; 2005 - $5.7 million). The increase in expense over the prior year is mainly related to a new plan for Global Operations non-resident crew and an increase in the number of employees worldwide.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

The Company also maintains both funded and unfunded and both flat-benefit and final-pay defined benefit pension plans in Canada, the UK, Norway and the Netherlands for approximately 33% of the Company’s active employees. Funded plans require the Company to make cash contributions to the plans in order that there will be sufficient assets to discharge the plans’ benefit obligations as they become due. Unfunded plans do not require contributions to be paid into the plans by the Company. Rather, the Company pays the benefit obligations directly as they are due.

For the defined benefit pension plan in the UK the investment policy requires that the plan assets held under this plan be invested as follows:

Category	Percentage maximum
UK equities	42% to 48%
Overseas equities	27% to 33%
UK bonds	22% to 28%

The assets held in the Norwegian plans are to be diversified as follows:

Category	Percentage maximum
Norwegian equities	15%
International equities	35%
Total equities (i)	35%
Norwegian bonds	70%
High yield bonds (i)	25%
Emerging markets bonds (i)	25%
Global government bonds	25%
Total bonds	100%
Money market	100%
Property funds	15%
Hedge funds (i)	10%
Private equity funds (i)	10%

(i)	The total of equities, emerging markets bonds, high yield bonds, hedge funds and private equity funds can be maximum 60% of total assets.

For the assets held in the plan in the Netherlands, 80% must be invested in fixed rate investments and the remaining 20% invested in shares with a maximum deviation of 5% upwards or downwards.

While the asset mix varies in each plan, overall the asset mix of all the defined benefit plans at April 30, 2007 was 48% equities, 37% fixed income and 15% money market.

For all the defined benefit pension plans the overall expected long-term rates of return on plan assets have been determined in part by assessing current and expected asset allocations as well as historical and expected returns on various categories of the assets. Such expected rates of return ignore short-term fluctuations.

For the UK plan it is expected that the rate of return on the plan assets will be between 4% and 5% in excess of price inflation for equities and 2% in excess of price inflation for bonds. For the plans in Norway and the Netherlands the expected long-term rate of return is considered in reference to the longest stated bond rates in each country.

The Company retains actuaries to measure the assets, accrued benefit obligations and funding requirements of each defined benefit plan at April 30 on an annual basis.

During the year ended April 30, 2007, a plan amendment resulted in a $2.3 million increase in the benefit obligation of the Norwegian plan. This amendment arose as a result of legislation in Norway that requires certain variable pay amounts to be included in pensionable earnings.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

The consolidated changes in the benefit obligations and fair values of assets for the defined benefit plans during fiscal 2007 and 2006 are as follows:
	2007	2006
Change in benefit obligations
Benefit obligations, beginning of year	$599,161	$620,398
Current service cost	21,455	19,328
Interest cost	30,804	28,702
Amendments	2,269	(354)
Net actuarial and experience (gains) losses	(3,207)	18,450
Past service obligation	983	-
Benefits paid	(22,261)	(15,726)
Foreign exchange	31,311	(71,637)
Benefit obligations, end of year	$660,515	$599,161
Change in plan assets
Fair value of plan assets, beginning of year	$525,010	$490,501
Actual return on plan assets	29,709	75,408
Employer contributions	18,612	30,775
Participant contributions	2,884	2,638
Benefits paid	(20,402)	(14,977)
Foreign exchange	27,563	(59,335)
Fair value of plan assets, end of year	$583,376	$525,010
Funded status	$(77,139)	$(74,151)
Unrecognized net actuarial and experience losses	138,367	134,467
Unrecognized prior service costs	1,146	(149)
Unrecognized transition amounts	655	715
Pension guarantee deposits	5,304	5,179
Total recognized net pension asset	$68,333	$66,061

The tables below detail as at April 30, 2007 by funded and unfunded plans, the funded status and net amount recognized on the Company’s balance sheet as prepaid pension costs reported in other assets of $100.0 million (Note 12) (2006 - $100.1 million) and accrued benefit obligations included in other liabilities of $31.6 million (Note 16) (2006 - $34.0 million).

	As at April 30, 2007
	Funded plans		SERP & Unfunded		Other assets	Other liabilities
	Surplus	Deficit	Plans	Total	(Note 12)	(Note 16)
Benefit obligations	$210,442	$384,812	$65,261	$660,515	$527,318	$133,197
Fair value of plan assets	232,383	339,320	11,673	583,376	508,988	74,388
Funded status	21,941	(45,492)	(53,588)	(77,139)	(18,330)	(58,809)
Unrecognized net actuarial and experience losses	36,201	79,574	22,592	138,367	111,286	27,081
Unrecognized prior service costs	1,696	(6,338)	5,788	1,146	1,696	(550)
Unrecognized transition amounts	-	-	655	655	-	655
Pension guarantee deposits	4,508	796	-	5,304	5,304	-
	$64,346	$28,540	$(24,553)	$68,333	$99,956	$(31,623)

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

	As at April 30, 2006
	Funded plans		SERP & Unfunded		Other assets	Other liabilities
	Surplus	Deficit	Plans	Total	(Note 12)	(Note 16)
Benefit obligations	$195,556	$351,679	$51,926	$599,161	$486,569	$112,592
Fair value of plan assets	223,018	296,264	5,728	525,010	459,442	65,568
Funded status	27,462	(55,415)	(46,198)	(74,151)	(27,127)	(47,024)
Unrecognized net actuarial and experience losses	33,219	87,437	13,811	134,467	120,923	13,544
Unrecognized prior service costs	1,126	(6,701)	5,426	(149)	1,126	(1,275)
Unrecognized transition amounts	-	-	715	715	-	715
Pension guarantee deposits	4,402	777	-	5,179	5,179	-
	$66,209	$26,098	$(26,246)	$66,061	$100,101	$(34,040)

The significant weighted average actuarial assumptions adopted in measuring the Company’s defined benefit pension plan obligations as at April 30 are as follows:
	2007	2006	2005
Discount rate	5.32%	4.94%	5.15%
Rate of compensation increase	3.80%	3.50%	3.38%

The significant weighted average actuarial assumptions adopted in measuring the Company’s net defined benefit pension plan expense during the year are as follows:
	2007	2006	2005
Discount rate	5.35%	5.08%	5.74%
Expected long-term rate of return on plan assets	6.69%	6.66%	6.70%

The Company’s net defined benefit pension plan expense is as follows:
	2007	2006	2005
Current service cost	$21,455	$19,328	$19,508
Interest cost	30,804	28,702	29,015
Actual return on plan assets	(29,709)	(75,408)	(29,936)
Excess of actual return over expected return	(6,583)	47,769	347
Amortization of net actuarial and experience losses	6,999	10,114	7,985
Amortization of prior service costs	751	(1)	(376)
Amortization of transition amounts	60	48	268
Participant contributions	(2,884)	(2,638)	(3,595)
Net defined benefit pension plan expense	$20,893	$27,914	$23,216

Benefits expected to be paid under the defined benefit pension plans in each of the next five fiscal years and in aggregate for the five fiscal years thereafter, are as follows:

2008	$20,349
2009	21,446
2010	23,140
2011	24,257
2012	25,414
2013-2017	145,105

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

Employer contributions expected to be paid to the defined benefit pension plans during fiscal 2008 as required by funding regulations and law are $23.9 million.

31.	RELATED PARTY TRANSACTIONS

(a)
In the course of its regular business activities, the Company enters into routine transactions with companies subject to significant influence by the Company (most significantly ACN) as well as parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the years ended April 30 are summarized as follows:

	2007	2006	2005
Revenues from ACN	$90,256	$70,738	$43,518
Direct costs	432	446	1,298
Inventory additions	-	10,679	-
Capital asset additions	-	5,692	8,160
Net amounts receivable and payable in respect of such revenues, expenses and additions	25,351	21,878	15,044

(b)
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan was subordinated to the Company’s senior credit facilities and its senior subordinated notes (Note 14). The loan was convertible at the option of the shareholder into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.6 million (2006 - $0.6 million, 2005 - $0.7 million), including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2007.

During the year ended April 30, 2007, the entire principal balance of the loan was converted to Class A subordinate voting shares. As a result, 1,379,310 Class A shares were issued and the loan and related interest ceased on the conversion date. At the date of conversion, the loan had a carrying value of approximately $4.9 million that was recorded as capital stock.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

32.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain respects, Canadian GAAP differs from US GAAP. The effects of significant differences are described below.

(a)	Consolidated statements of earnings and comprehensive earnings

	Year Ended April 30,
	2007	2006	2005
Net earnings according to Canadian GAAP	$43,964	$90,710	$56,519
Pre-operating expenses (i)	(2,369)	3,261	(3,515)
Tax impact of pre-operating expenses (ix)	684	(1,065)	1,168
Unrealized gain (loss) on ineffective hedges (ii)	(9,765)	43,803	(4,796)
Tax impact of unrealized gain (loss) on ineffective hedges (ix)	1,738	(7,256)	778
Amortization of guarantees recognized (iii)	(2,002)	(1,365)	(827)
Tax impact of amortization of guarantees recognized (ix)	602	533	225
Proportionate foreign currency translation ("CTA") (gain) loss due to partial reduction in subsidiary net investments (iv)	(282)	2,612	-
Tax impact of CTA (gain) loss (ix)	96	(891)	-
Other, net of tax	243	277	(448)
Net earnings according to US GAAP	32,909	130,619	49,104
Other comprehensive earnings
Foreign currency translation (v)	42,059	(79,713)	8,588
Minimum pension liability (vi)	14,989	23,702	(78,117)
Tax impact of minimum pension liability (ix)	(4,580)	(7,242)	23,412
Foreign currency cash flow hedges (vii)
Unrealized holding gains arising during the period	252	8,166	7,052
Less: reclassification adjustment for gains included in net earnings	(3,480)	(3,857)	(4,487)
Tax impact on foreign currency cash flow hedges (ix)	1,180	(1,575)	(1,052)
Unrealized gains on securities (viii)
Unrealized holding gains arising during the period	-	2,319	1,688
Less: reclassification adjustment for gains included in net earnings	-	(4,007)	-
Tax impact on unrealized gains on securities (ix)	-	301	(301)
Comprehensive earnings according to US GAAP	$83,329	$68,713	$5,887
Net earnings per share according to US GAAP
Basic	$0.78	$3.11	$1.17
Diluted	$0.72	$2.84	$1.06

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(b)	Consolidated balance sheets

	April 30, 2007		April 30, 2006
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Current future income tax assets (ii)	$32,169	$30,958	$26,859	$25,648
Other current assets (iii)	552,675	554,677	378,908	379,985
Property and equipment, net (x)	1,092,664	1,273,566	919,364	920,613
Long-term future income tax assets (i,iii,iv,vi)	34,678	70,242	39,848	53,783
Other assets (i,iii,vi,viii)	390,033	370,042	321,103	307,520
	$2,102,219	$2,299,485	$1,686,082	$1,687,549
Current future income tax liabilities (ii,vii)	$9,813	$10,561	$8,852	$10,177
Other current liabilities (vii,x)	698,415	876,081	274,805	271,437
Long-term debt	64,168	64,168	150,982	151,287
Senior subordinated notes	442,680	442,680	448,120	448,120
Other liabilities (ii,iii,vi,vii)	142,691	267,984	135,881	193,759
Long-term future income tax liabilities (ii,vi,vii,viii)	193,172	182,848	176,708	170,331
Shareholders’ equity
Class A subordinate voting shares	235,346	234,538	223,241	223,241
Class A subordinate voting employee share purchase loans	(1,254)	(1,254)	(1,502)	(1,502)
Class B multiple voting shares	18,413	18,413	18,413	18,413
Contributed surplus	5,042	5,042	4,363	3,412
Foreign currency translation adjustment (ii,iv,v)	(40,800)	-	(66,262)	-
Accumulated other comprehensive loss (v,vi,vii,viii)	-	(147,486)	-	(136,039)
Retained earnings (i,ii,iii,iv)	334,533	345,910	312,481	334,913
	$2,102,219	$2,299,485	$1,686,082	$1,687,549

(i)	Pre-operating expenses

Under Canadian GAAP, pre-operating expenses related to the operations of new businesses in the period prior to the new business being capable of consistently providing its intended product and/or service are deferred and amortized over the expected period of benefit, not exceeding five years. Under US GAAP, these pre-operating expenses are charged to earnings as incurred.

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

Under US GAAP, the provisions of Financial Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (“FIN 45”), requires the Company to recognize a liability for the fair value of the obligation undertaken in issuing guarantees to third parties under some of the Company’s operating leases relating to a portion of the aircraft values at the termination of the leases, regardless of whether or not the liability is probable, and a corresponding prepaid rent asset. As at April 30, 2007, this liability was equal to $17.9 million (2006 - $12.1 million). The corresponding prepaid rent assets related to operating lease asset value guarantees are being amortized on a straight-line basis over the lease term of the specific lease to which they relate. The liability is reduced as the Company is released from risk upon expiration or settlement of the guarantee.

(iv)	Proportionate foreign currency translation loss due to partial reduction in subsidiary net investment

Under Canadian GAAP, a proportionate amount of CTA is recognized in earnings when a net investment is partially sold or reduced. Under US GAAP, CTA is only released when a net investment is substantially or completely liquidated.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(v)	Foreign currency translation

Under Canadian GAAP, foreign currency translation adjustments related to self-sustaining subsidiaries arising on consolidation are included as a separate component of shareholders’ equity until realized. Under US GAAP, the related translation adjustments are included in other comprehensive earnings. Under US GAAP, the foreign currency translation gain or loss on the revaluation of foreign currency denominated debt designated and qualifying as effective hedges of the Company’s net investments is included in other comprehensive earnings, whereas under Canadian GAAP it is included as a separate component of shareholders’ equity until realized.

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

Under US GAAP, the Company is required to recognize the funded status of its defined benefit pension and other post-retirement benefit plans on the balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax as prescribed by FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment to FASB Statements No. 87, 88, 106, and 132(R) (“Statement 158”).

The incremental effects of adopting the provisions of Statement 158 on the Company’s balance sheet at April 30, 2007 are presented below:

	Prior to Adopting Statement 158(i)	Effect of Adopting Statement 158	As Reported
Other assets	$5,788	$(3,940)	$1,848
Other liabilities	58,185	83,832	142,017
Future income taxes	16,009	25,905	41,914
Accumulated other comprehensive loss	46,797	61,867	108,664

(i)
Includes the effect of recognizing an additional minimum pension liability (reduction of $10.4 million and $16.5 million, net of tax for fiscal 2007 and fiscal 2006, respectively) included in other comprehensive earnings had the Company not been required to adopt Statement 158 at April 30, 2007.

The adoption of Statement 158 had no effect on the Company’s consolidated statement of earnings for the year ended April 30, 2007, or for any prior period presented, and it will not affect the Company’s earnings in future periods, but will affect comprehensive earnings in future periods.

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

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(ix)	Income taxes

The computation of income taxes related to the adjustments above are based on the nature of the adjustment and the jurisdiction in which the adjustment originated. The Company operates in various jurisdictions which are subject to local tax legislation, resulting in varying effective tax rates for each reconciling item. The following statutory income tax rates by jurisdiction were used to compute the tax impact of each adjustment in the years ended April 30:

	2007	2006	2005
Canada	34.12%	34.12%	35.62%
United Kingdom	30.00%	30.00%	30.00%
Norway	28.00%	28.00%	28.00%
The Netherlands	29.60%	30.50%	30.46%
Australia	30.00%	30.00%	30.00%
Barbados	2.46%	2.04%	2.00%

(x)	Assets under construction

Under US GAAP, the Company is required to record assets under construction as prescribed by EITF 97-10, The Effect of Lessee Involvement in Asset Construction. These amounts relate to aircraft purchase agreements which were novated to certain lessors. Assets under construction and the corresponding obligation relating to assets under construction totalled $179.4 million at April 30, 2007 (2006 - $nil). Once the aircraft are delivered under these agreements, a sale-leaseback transaction will occur as the Company will enter into operating leases with lessors. This will result in the removal of assets under construction and the corresponding liability at that time.

(c)	Consolidated statements of cash flows

Under Canadian GAAP, the presentation of a subtotal of the amount of cash provided by operating activities before the change in non-cash working capital in the statement of cash flows is permitted. Under US GAAP, such presentation is not permitted.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(d)	Consolidated statements of changes in shareholders’ equity

	2007	2006	2005
Capital Stock
Balance, beginning of year	$240,152	$239,469	$238,428
Shares issued to employees for cash
Share option plan	5,611	-	668
Share purchase plan	686	496	239
Debt conversion	5,000	-	-
Change in employee share purchase loans	248	187	134
Balance, end of year	251,697	240,152	239,469

Contributed Surplus
Balance, beginning of year	3,412	2,340	2,340
Stock based compensation expense	1,630	1,072	-
Balance, end of year	5,042	3,412	2,340

Retained Earnings
Balance, beginning of year	334,913	221,377	185,078
Net earnings	32,909	130,619	49,104
Dividends	(21,912)	(17,083)	(12,805)
Balance, end of year	345,910	334,913	221,377

Accumulated Other Comprehensive Loss, Net of Tax
Balance, beginning of year	(136,039)	(74,133)	(30,916)
Foreign currency translation adjustment	42,059	(79,713)	8,588
Minimum pension liability	10,409	16,460	(54,705)
Unrealized gains on foreign currency cash flow hedges	(2,048)	2,734	1,513
Unrealized gains on securities	-	(1,387)	1,387
FAS 158 cumulative adjustment	(61,867)	-	-
Balance, end of year	$(147,486)	$(136,039)	$(74,133)

Shareholders' equity, end of year	$455,163	$442,438	$389,053

(e)	Other supplemental disclosures

	2007	2006
Payables - trade	$238,641	$138,800
Accruals	85,468	71,965
Interest accrual	16,803	16,881
Total payables and accruals	$340,912	$227,646

New Accounting Standards

(i)	Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for the Company’s fiscal year beginning May 1, 2008, and interim periods within that fiscal year. The Company is currently evaluating the implications of this Statement.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(ii)	Uncertainty in Income Taxes

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 requires a two-step approach when evaluating a tax position. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not, based solely on the technical merits, that the position will be sustained. The second step is to measure the appropriate amount of tax benefit to recognize, which will be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The tax position should be derecognized in the first period in which it is no longer more-likely-than-not that the tax position will be sustained upon examination. FIN 48 is effective for the Company’s fiscal year beginning May 1, 2007. The Company is currently evaluating the implications of this Statement.

(ii)	Quantifying Misstatements in the Financial Statements

In September 2006, the SEC Staff issued Staff Accounting Bulletin 108, Quantifying Misstatements in the Financial Statements (“SAB 108”). SAB 108 requires that misstatements identified in the current year as a result of prior year misstatements be quantified and evaluated using a dual approach which includes an income statement and balance sheet assessment of any misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. The implementation of SAB 108 did not have a material impact on the Company’s consolidated financial statements.

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

We account for our investments in subsidiaries by the cost method for internal financial statement purposes and by the equity method in the following summarized financial information. US GAAP was employed in the preparation of the summarized financial information.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2007
As at April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated

Assets
Current assets
Cash and cash equivalents	$9,981	$47,681	$31,849	$-	$89,511
Receivables	36,800	194,100	79,009	(32,142)	277,767
Inventory	-	15,873	110,442	-	126,315
Other current assets	2,098	43,482	16,454	26,047	88,081
Assets of discontinued operations	-	3,961	-	-	3,961
	48,879	305,097	237,754	(6,095)	585,635
Property and equipment, net	-	794,229	482,337	(3,000)	1,273,566
Investments	661,488	336,173	73,565	(1,063,748)	7,478
Long-term intercompany	543,623	(222,885)	(236,307)	(84,431)	-
Other long-term assets	36,031	214,510	164,065	(269)	414,337
Assets of discontinued operations	-	18,469	-	-	18,469
	$1,290,021	$1,445,593	$721,414	$(1,157,543)	$2,299,485

Liabilities and shareholders' equity
Current liabilities
Payables and accruals	$15,979	$150,226	$167,367	$7,340	$340,912
Other current liabilities	155,970	$322,743	$49,847	$14,191	542,751
Liabilities of discontinued operations	-	2,979	-	-	2,979
	171,949	475,948	217,214	21,531	886,642
Long-term debt	57,651	4,018	2,499	-	64,168
Senior subordinated notes	442,680	-	-	-	442,680
Other liabilities	(1,483)	159,875	158,896	(52,204)	265,084
Future income tax liabilities	7,126	34,724	73,249	67,749	182,848
Liabilities of discontinued operations	-	2,900	-	-	2,900
Shareholders' equity
Capital stock	251,697	88,424	44,876	(133,300)	251,697
Contributed surplus	5,042	137,689	(54,381)	(83,308)	5,042
Accumulated other comprehensive earnings (loss)	9,449	(169,565)	19,437	(6,807)	(147,486)
Retained earnings	345,910	711,580	259,624	(971,204)	345,910
	$1,290,021	$1,445,593	$721,414	$(1,157,543)	$2,299,485

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2007
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated

Revenue	$-	$752,229	$586,597	$(189,719)	$1,149,107
Direct costs	1,207	(657,756)	(443,124)	172,590	(927,083)
General and administration costs	-	(43,388)	-	-	(43,388)
Amortization	-	(20,662)	(45,482)	1,041	(65,103)
Restructuring recovery	-	1,350	991	-	2,341
Gain (loss) on disposals of assets	(6)	(4,618)	3,313	(1,676)	(2,987)
Operating income	1,201	27,155	102,295	(17,764)	112,887
Financing charges	(6,384)	(37,929)	(29,861)	3,991	(70,183)
Earnings (loss) from continuing operations before income taxes and undernoted items	(5,183)	(10,774)	72,434	(13,773)	42,704
Equity in earnings of associated companies	14,723	38,096	-	(51,766)	1,053
Intercompany charges	10,484	25,919	(34,634)	(1,769)	-
Income tax recovery (provision)	12,885	(17,545)	(2,257)	(6,908)	(13,825)
Net earnings from continuing operations	32,909	35,696	35,543	(74,216)	29,932

Net earnings from discontinued operations	-	2,167	-	-	2,167
Net earnings before extraordinary item	32,909	37,863	35,543	(74,216)	32,099
Extraordinary item, net of tax	-	1,268	1,500	(1,958)	810
Net earnings	32,909	39,131	37,043	(76,174)	32,909
Retained earnings, beginning of year	334,913	672,449	222,581	(895,030)	334,913
Dividends	(21,912)	-	-	-	(21,912)

Retained earnings, end of year	$345,910	$711,580	$259,624	$(971,204)	$345,910

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2007
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated

Operating activities
Cash flow from operations	$(8,485)	$(73,075)	$107,778	$-	$26,218

Financing activities
Long-term debt proceeds	131,452	202,431	44,288	8,718	386,889
Long-term debt repayments	(60,752)	(94,020)	(2,854)	(8,718)	(166,344)
Dividends paid	(19,211)	-	-	-	(19,211)
Capital stock issued	6,297	-	-	-	6,297
Other	-	(80)	(299)	-	(379)
	57,786	108,331	41,135	-	207,252

Investing activities
Property and equipment additions	-	(257,894)	(135,352)	-	(393,246)
Helicopter major inspections	-	(14,236)	(15,830)	-	(30,066)
Proceeds from disposal	-	288,529	29,791	-	318,320
Junior loans receivable	-	(13,713)	(4,096)	-	(17,809)
Aircraft deposits	-	(46,459)	(224)	-	(46,683)
Restricted cash	-	1,012	5,823	-	6,835
Advances to BHS	-	(1,780)	-	-	(1,780)
Other	-	(2,328)	(2,522)	-	(4,850)
	-	(46,869)	(122,410)	-	(169,279)
Effect of exchange rate changes on cash and cash equivalents	-	133	(283)	-	(150)
Cash provided by (used in) continuing operations	49,301	(11,480)	26,220	-	64,041
Cash used in discontinued operations	-	(861)	-	-	(861)
Change in cash and cash equivalents during the year	49,301	(12,341)	26,220	-	63,180
Cash and cash equivalents, beginning of year	(39,320)	60,022	5,629	-	26,331
Cash and cash equivalents, end of year	$9,981	$47,681	$31,849	$-	$89,511

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2006
As at April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated

Assets
Current assets
Cash and cash equivalents	$(39,320)	$60,022	$5,629	$-	$26,331
Receivables	21,645	156,404	82,750	(14,582)	246,217
Inventory	-	21,570	70,314	-	91,884
Other current assets	(1,108)	9,641	5,300	23,511	37,344
Assets of discontinued operations	-	3,857	-	-	3,857
	(18,783)	251,494	163,993	8,929	405,633
Property and equipment, net	7	523,385	405,808	(8,587)	920,613
Investments	646,499	225,649	105,928	(972,654)	5,422
Long-term intercompany	539,055	(257,432)	(138,892)	(142,731)	-
Other long-term assets	39,933	183,329	115,214	(60)	338,416
Assets of discontinued operations	-	17,465	-	-	17,465
	$1,206,711	$943,890	$652,051	$(1,115,103)	$1,687,549

Liabilities and shareholders' equity
Current liabilities
Payables and accruals	$25,572	$104,588	$94,103	$3,383	$227,646
Other current liabilities	24,539	4,694	9,825	10,873	49,931
Liabilities of discontinued operations	-	4,037	-	-	4,037
	50,111	113,319	103,928	14,256	281,614
Long-term debt	101,620	49,575	92	-	151,287
Senior subordinated notes	448,120	-	-	-	448,120
Other liabilities	13,740	123,904	108,440	(55,775)	190,309
Future income tax liabilities	13,902	28,953	71,229	56,247	170,331
Liabilities of discontinued operations	-	3,450	-	-	3,450
Shareholders' equity
Capital stock	240,152	88,157	42,118	(130,275)	240,152
Contributed surplus	3,412	30,782	48,934	(79,716)	3,412
Accumulated other comprehensive earnings (loss)	741	(166,699)	54,729	(24,810)	(136,039)
Retained earnings	334,913	672,449	222,581	(895,030)	334,913
	$1,206,711	$943,890	$652,051	$(1,115,103)	$1,687,549

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2006
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated

Revenue	$-	$699,532	$475,807	$(178,252)	$997,087
Direct costs	(670)	(623,553)	(387,343)	223,295	(788,271)
General and administration costs	-	(27,895)	-	-	(27,895)
Amortization	-	(26,637)	(27,156)	(1,413)	(55,206)
Restructuring costs	-	(11,904)	(4,246)	-	(16,150)
Gain (loss) on disposals of assets	-	12,404	8,258	(20,667)	(5)
Operating income (loss)	(670)	21,947	65,320	22,963	109,560
Financing charges	23,228	(10,221)	(18,249)	495	(4,747)
Earnings from continuing operations before income taxes and undernoted items	22,558	11,726	47,071	23,458	104,813
Gain on sale of long-term investments	-	37,558	-	-	37,558
Equity in earnings of associated companies and non-controlling interest	108,422	25,084	(66)	(126,876)	6,564
Intercompany charges	-	20,690	(20,690)	-	-
Income tax provision	(361)	(12,976)	(7,861)	1,877	(19,321)
Net earnings from continuing operations	130,619	82,082	18,454	(101,541)	129,614
Net earnings from discontinued operations	-	1,005	-	-	1,005
Net earnings	130,619	83,087	18,454	(101,541)	130,619
Retained earnings, beginning of year	221,377	589,362	204,127	(793,489)	221,377
Dividends	(17,083)	-	-	-	(17,083)

Retained earnings, end of year	$334,913	$672,449	$222,581	$(895,030)	$334,913

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2006
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated

Operating activities
Cash flow from operations	$(31,754)	$144,275	$(80,422)	$-	$32,099

Financing activities
Long-term debt proceeds	289,636	175,265	152,236	(21,792)	595,345
Long-term debt repayments	(372,562)	(146,006)	(313)	21,792	(497,089)
Dividends paid	(14,939)	-	-	-	(14,939)
Capital stock issued	496	-	-	-	496
Other	(6,888)	(450)	-	-	(7,338)
	(104,257)	28,809	151,923	-	76,475

Investing activities
Property and equipment additions	-	(166,080)	(114,621)	-	(280,701)
Helicopter major inspections	-	(7,354)	(16,258)	-	(23,612)
Proceeds from disposal	-	258,483	55,211	-	313,694
Aircraft deposits	-	(124,990)	-		(124,990)
Restricted cash		16	(5,581)	-	(5,565)
Advances to BHS	-	(3,892)	-	-	(3,892)
Other		(141)	1,054		913
	-	(43,958)	(80,195)	-	(124,153)
Effect of exchange rate changes on cash and cash equivalents	-	(11,389)	766	-	(10,623)
Cash provided by (used in) discontinued operations	(136,011)	117,737	(7,928)	-	(26,202)
Cash provided by discontinued operations	-	1,142	-	-	1,142
Change in cash and cash equivalents during the year	(136,011)	118,879	(7,928)	-	(25,060)
Cash and cash equivalents, beginning of year	96,691	(58,856)	13,556	-	51,391
Cash and cash equivalents, end of year	$(39,320)	$60,023	$5,628	$-	$26,331

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2005
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated

Revenue	$-	$673,940	$387,296	$(106,994)	$954,242
Direct costs	471	(538,631)	(308,995)	109,345	(737,810)
General and administration costs	-	(35,279)	-	-	(35,279)
Amortization	123	(24,313)	(25,705)	(221)	(50,116)
Restructuring costs	-	(15,110)	(2,280)	-	(17,390)
Gain (loss) on disposals of assets	-	(223)	4,101	251	4,129
Fair value adjustment	-	-	(14,260)	-	(14,260)
Operating income	594	60,384	40,157	2,381	103,516
Debt settlement costs	(1,043)	(974)	-	-	(2,017)
Financing charges	(9,903)	(12,657)	(19,402)	(262)	(42,224)
Earnings (loss) from continuing operations before income taxes and undernoted items	(10,352)	46,753	20,755	2,119	59,275
Equity in earnings of associated companies and non-controlling interest	57,056	31,261	(288)	(82,837)	5,192
Intercompany charges	-	9,451	(9,451)	-	-
Income tax recovery (provision)	2,400	(14,363)	(9,726)	(3,264)	(24,953)
Net earnings from continuing operations	49,104	73,102	1,290	(83,982)	39,514
Net earnings from discontinued operations	-	9,590	-	-	9,590
Net earnings	49,104	82,692	1,290	(83,982)	49,104
Retained earnings, beginning of year	185,078	506,670	202,837	(709,507)	185,078
Dividends	(12,805)	-	-	-	(12,805)

Retained earnings, end of year	$221,377	$589,362	$204,127	$(793,489)	$221,377

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

2005
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated

Operating activities
Cash flow from operations	$(151)	$124,856	$(23,343)	$-	$101,362

Financing activities
Long-term debt proceeds	356,258	(24)	32,209	(3,759)	384,684
Long-term debt repayments	(242,588)	(3,304)	(794)	3,759	(242,927)
Dividends paid	(11,596)	-	-	-	(11,596)
Capital stock issued	907	-	-	-	907
Other	(7,363)	-	(125)	-	(7,488)
	95,618	(3,328)	31,290	-	123,580

Investing activities
Property and equipment additions	-	(167,005)	(67,737)	-	(234,742)
Helicopter major inspections	-	(11,939)	(3,600)	-	(15,539)
Proceeds from disposal	-	39,798	51,127	-	90,925
Aircraft deposits	-	(53,360)	377	-	(52,983)
Restricted cash	-	(1,985)	(3,338)	-	(5,323)
Investment in subsidiaries, net of cash acquired	-	(17,984)	-	-	(17,984)
Other	56	(7,161)	30	-	(7,075)
	56	(219,636)	(23,141)	-	(242,721)
Effect of exchange rate changes on cash and cash equivalents	-	(4,116)	288	-	(3,828)

Cash provided by (used in)continuing operations	95,523	(102,224)	(14,906)	-	(21,607)
Cash provided by discontinued operations	-	105	11,814	-	11,919
Change in cash and cash equivalents during the year	95,523	(102,119)	(3,092)	-	(9,688)
Cash and cash equivalents, beginning of year	1,168	43,263	16,648	-	61,079
Cash and cash equivalents, end of year	$96,691	$(58,856)	$13,556	$-	$51,391

34.	SUBSEQUENT EVENT

(a)	Sale of Survival-One

Subsequent to the year ended April 30, 2007, the Company completed of the sale of Survival-One, the Company’s Aberdeen based, non-core operating unit engaged in the manufacture, repair and distribution of cold-water survival suits and other safety equipment for gross proceeds of approximately $37 million. An after-tax gain on sale of $16.4 million was recorded in the first quarter of fiscal 2008.

(b)	Renewal of Credit Facility

Subsequent to the year ended April 30, 2007, the Company reclassified the outstanding balance under the senior revolving credit facility to “Long-term debt” on the financial statements, as the facility has been renewed with the maturity date extended to September 2010. The refinancing will provide an additional US $100 million of capacity at interest rates that are consistent with previous agreements.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

1.1	Articles of Amalgamation - filed as Exhibit 3.1 to the Company's Amendment #1 to Registration Statement on Form F-1 dated October 20, 1993 and incorporated herein by reference.
1.2	Certificates of Amendment to Articles of Amalgamation dated November 2, 1993, February 23, 1994, December 24, 1996, December 9, 1997, November 18, 2003 and April 14, 2005.
1.3	Bylaws, as amended - filed as Exhibit 1.2 to the Company’s Form 20-F for fiscal 2002 dated September 17, 2002 and incorporated herein by reference.
1.4	Amendments to By-laws.
2.1
Indenture dated as of April 27, 2004 among the Company, each of the Subsidiary Guarantors named therein, and The Bank of New York, as Trustee, relating to the 7 3/8% Senior Subordinated Notes due 2014 filed as Exhibit 4.5 to the Company’s Registration Statement on Form F-4 dated June 30, 2004 and incorporated herein by reference.

2.2
First Supplemental Indenture dated as of December 23, 2004 among the Company, each of the Additional Guarantors named therein and The Bank of New York, as Trustee, to the Indenture dated as of April 27, 2004 among the Company, each of the Subsidiary Guarantors named therein and the Trustee. Filed as Exhibit 2.2 to the Company’s Annual Report on Form 20-F for fiscal 2006 and incorporated herein by reference.

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

4.4
Second Amended and Restated US $225,000,000 Senior Credit Agreement dated as of December 22, 2004 among The Bank of Nova Scotia, as Administrative Agent, The Lenders from time to time party to this Agreement and the Company, as amended by the amending agreements dated as of February 2, 2005, March 11, 2005, June 10, 2005, June 19, 2006, September 12, 2006, March 9, 2007 and April 26, 2007.

4.6	Employee Share Option Plan, as amended March 3, 2003 and September 28, 2006.
4.9	Employee Share Purchase Plan, filed as Exhibit 4.9 to the Company’s Form 20-F for fiscal 2001 dated September 13, 2001 and incorporated herein by reference.
4.10	Share Appreciation Rights Plan, filed as Exhibit 4.10 to the Company’s Form 20-F for fiscal 2001 dated September 13, 2001 and incorporated herein by reference.
7.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges
8.1	Significant Subsidiaries
12.1	Section 302 Certification by Chief Executive Officer
12.2	Section 302 Certification by Chief Financial Officer
13.1	Section 906 Certification by Chief Executive Officer
13.2	Section 906 Certification by Chief Financial Officer

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: September 17, 2007	CHC HELICOPTER CORPORATION BY: /s/ Rick Davis Rick Davis Senior Vice-President & Chief Financial Officer