Form 20-F/A
period 2007-04-30
CHC HELICOPTER CORP
filed 2008-01-24
CIK 903124

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

EXPLANATORY NOTE

As described in further detail in Items 15 and 17 of this Annual Report on Form 20-F (the “Amended Report”), CHC Helicopter Corporation (the “Company” or “CHC”) is amending its Annual Report on Form 20-F for the fiscal year ended April 30, 2007 filed with the United States Securities and Exchange Commission on September 17, 2007 (the “Original Annual Report on Form 20-F”) as a result of restating its consolidated financial statements for the years ended April 30, 2007, 2006 and 2005 (the “Restatement”).  The Company has not amended and does not intend to amend any of its previously filed Annual Reports on Form 20-F or quarterly reports for the periods affected by the Restatement other than this Amended Report.  Accordingly, the Company’s previously issued financial statements, earnings press releases and similar communications affected by the Restatement and any related reports of its independent registered public accounting firm should not be relied upon, in so far as they relate to the periods and items that are the subject matter of the Restatement.

Following an internal review of existing and expired non-financial contracts during the adoption of the new financial instruments guidance under Canadian generally accepted accounting principles (“Canadian GAAP”) effective for the Company for fiscal 2008, the Company concluded that each of the reconciliation to accounting principles generally accepted in the United States (“US GAAP Reconciliation”) note and supplemental guarantor financial information note to its consolidated financial statements for the years ending April 30, 2007, 2006 and 2005 should be restated to record the impact of foreign currency embedded derivatives that required separation from their host contracts under SFAS 133 - Accounting for Derivative Instruments and Hedging Activities to correct a material accounting error in prior years.  The Company has adjusted its US GAAP Reconciliation and Supplemental Guarantor Financial Information, Notes 32 and 33, respectively, to the audited consolidated financial statements for the fiscal years ended April 30, 2007, 2006, 2005 and 2004 for these embedded derivatives.  The adjustment to record these embedded derivatives is reflected appropriately in the financial statements prepared in accordance with Canadian GAAP and therefore, only the US GAAP Reconciliation and Supplemental Guarantor Financial Information Note are impacted by the Restatement.  The host contracts (the “Contracts”) containing these embedded derivatives were all entered into in fiscal 2004 and beyond.  Therefore, there is no impact on net earnings according to US generally accepted accounting principles (“US GAAP”) in fiscal years prior to 2004.

As a result of the Restatement, net earnings according to US GAAP for the fiscal years ended April 30, 2006, 2005 and 2004 decreased by $0.5 million, $6.3 million and $0.6 million, respectively.  Net earnings according to US GAAP for the fiscal year ended April 30, 2007 increased by $1.8 million.

As described in further detail on page 93, “Management’s Consideration of the Restatement”, management has reconsidered its original conclusions on the effectiveness of internal controls over financial reporting as at April 30, 2007 and has concluded that due to the failure to detect and record the impact of the embedded derivatives in the Contracts, there was a material weakness in its internal control over financial reporting as of April 30, 2007.

The Company has had in place, since fiscal 2007, an effective contract review control to, among other things, detect and record embedded derivatives in all new contracts.  As well, as a result of the adoption of new Canadian accounting standards for financial instruments the Company has reviewed all relevant contracts entered into prior to the new contract review control being implemented.  Between the filing of the Original Annual Report on Form 20-F and the Amended Report, the Company made improvements to its controls to value and record embedded derivatives in all contracts.

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
	(in millions of Canadian dollars except per share amounts)
Other Financial Data (iii) (cont’d):
Revenue - 2004 and 2003
Helicopter operations
Europe				$482.1	$508.7
International				191.8	184.8
Schreiner (iv)				32.4	-
Composites				7.0	6.4
				713.3	699.9
Repair and overhaul				58.1	63.0
Total revenue				$771.4	$762.9

Segment EBITDAR - 2007, 2006 and 2005 (v)
Operating segments
Global Operations	$135.1	$90.9	$87.3
European Operations	95.3	107.5	110.8
Heli-One	273.2	229.5	231.0
	503.6	427.9	429.1
Corporate and other	(41.3)	(27.7)	(32.1)
Inter-segment eliminations	(180.8)	(154.0)	(153.2)
	$281.5	$246.2	$243.8

Segment EBITDA - 2004 and 2003 (vi)
Helicopter operations
Europe				$72.1	$89.3
International				23.4	35.3
Schreiner				3.4	-
Composites				(2.0)	(3.2)
				96.9	121.4
Repair and overhaul				55.4	52.8
Corporate and other				(19.7)	(21.5)
				$132.6	$152.7

Total property and equipment additions (vii)	$423.3	$304.3	$250.3	$170.6	$58.1
Ratio of earnings to fixed charges (viii)	1.5x	1.9x	1.9x	1.7x	1.9x

Balance Sheet Data:
Working capital (ix)	$210.3	$147.1	$110.2	$127.7	$131.6
Total assets	2,102.2	1,686.1	1,686.7	1,527.6	1,106.7
Total debt	840.6	624.1	624.5	514.0	321.3
Total liabilities	1,550.9	1,195.4	1,226.6	1,108.3	726.3
Capital stock	252.5	240.2	239.5	238.4	237.0
Shareholders’ equity	551.3	490.7	460.1	419.3	380.4

	As at and for the fiscal year ended April 30,
	2007 (Restated)	2006 (Restated)	2005 (Restated)	2004 (Restated)	2003
		(i)	(i)
	(in millions of Canadian dollars except per share amounts)
Amounts under US GAAP
Operating Data (cont'd):
Revenue	$1,149.1	$997.1	$954.2	$771.4	$762.9
Direct and general and administrative costs	970.5	816.2	773.1	637.7	613.8
Amortization	65.1	55.2	50.1	38.5	32.1
Financing charges	67.7	5.5	50.9	54.1	18.9
Net earnings	34.7	130.1	42.9	33.4	87.6

Per Share Data:
Basic earnings per share	$0.82	$3.10	$1.02	$0.81	$2.11
Diluted earnings per share	0.75	2.82	0.93	0.74	1.95
Dividends per participating voting share	0.50	0.40	0.30	0.25	0.10
Dividends (in US $) per share (ii)	0.44	0.34	0.24	0.19	0.06

Weighted average shares outstanding in (000)	42,819	42,708	42,673	42,122	41,456

Balance Sheet Data:
Working capital (ix)	$32.7	$148.9	$107.2	$128.8	$145.9
Total assets	2,301.7	1,690.4	1,688.5	1,528.7	1,073.9
Total debt	840.6	624.3	625.0	515.0	322.2
Total liabilities	1,852.1	1,255.4	1,306.3	1,114.4	724.0
Capital stock	251.7	240.2	239.5	238.4	237.0
Shareholders’ equity	449.6	435.0	382.2	414.3	349.9

(i)	See Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report.
(ii)	Amounts have been converted to US dollars at the average exchange rate for the period as provided below.
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

Embedded Derivatives

The Company also identified embedded derivatives outstanding at May 1, 2007 that require separation from their host contract primarily relating to foreign currency embedded derivatives.  These embedded derivatives were accounted for as derivatives under Section 3855 and resulted in a transition adjustment of $3.2 million on May 1, 2007, as disclosed in previous filings.  The Company has undertaken a review of the valuation methodology used in valuing its embedded derivatives and has concluded that changes were required to this methodology.  The changes required to the methodology were to value embedded derivatives using forward rate changes, apply a discount factor to calculate present values and use the contract execution date as the start date for the valuation.  These changes in the methodology resulted in the restatement of the financial statements for the three and six months ended October 31, 2007 and a change in the transition adjustment to retained earnings for embedded derivatives of $2.4 million.  The restated transition adjustment to opening retained earnings is a reduction of $5.6 million as at May 1, 2007.

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

Transition Adjustments

The following table summarizes the adjustments required to adopt these new standards.

	Retained earnings	Accumulated other comprehensive earnings

Deferred debt issue costs	$(580)	$-
Cash flow hedges	-	2,275
Guarantees	(2,774)	-
Embedded derivatives	(5,583)	-
Total	$(8,937)	$2,275

(b)	Other

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

PRINCIPAL DIFFERENCES BETWEEN CANADIAN GAAP AND US GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. Under US GAAP, net earnings for the years ended April 30, 2007, 2006 and 2005 were $34.7 million, $130.1 million and $42.9 million, respectively, compared to net earnings of $44.0 million, $90.7 million and $56.5 million, respectively, under Canadian GAAP. These differences result primarily from the differing accounting treatments for net investment hedges and related debt revaluation. A description of the significant differences applicable to us and a reconciliation of Canadian GAAP to US GAAP are set out in Note 32 to our fiscal 2007 audited consolidated financial statements.

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

MANAGEMENT'S CONSIDERATION OF THE RESTATEMENT

Prior to filing this Amended Report, the Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, reconsidered their conclusions regarding the effectiveness of disclosure controls and procedures and its internal controls over financial reporting as at April 30, 2007 in light of and giving consideration to the facts and circumstances of the Restatement.

In assessing whether the Company’s disclosure controls and procedures and the Company’s internal controls over financial reporting were effective as of April 30, 2007, management also considered the impact of the Restatement to its US GAAP Reconciliation and supplemental guarantor financial information Notes 32 and 33, respectively, to the audited consolidated financial statements for the fiscal years ended April 30, 2007, 2006, 2005 and 2004 as well as the Company’s control environment.

Management has concluded that due to the failure to detect and record the impact of the embedded derivatives in contracts implemented prior to late fiscal 2007, there was a material weakness in its internal control over financial reporting as of April 30, 2007.

Accordingly, the Company’s management has concluded that the Company’s disclosure controls and procedures and internal controls over financial reporting were not effective as of April 30, 2007.

The Company has had in place, since fiscal 2007, an effective contract review control to, among other things, detect and record embedded derivatives in all new contracts.  As well, as a result of the adoption of new Canadian accounting standards for financial instruments the Company has reviewed all relevant contracts entered into prior to the new contract review control being implemented.  Between the filing of the Original Annual Report on Form 20-F and the Amended Report, the Company made improvements to its controls to value and record embedded derivatives in all contracts.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures.  Based upon the results of that evaluation as well as the consideration of the Restatement, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at April 30, 2007, the Company’s disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and forms.

Management believes that it has remediated the deficiency in the Company’s disclosure controls and procedures related to embedded derivatives.

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

As noted above, management has concluded that a deficiency existed with respect to the identification of and accounting for embedded derivatives in years ended April 30, 2007, 2006, 2005 and 2004 and that this deficiency constituted a material weakness in the Company’s internal controls as at April 30, 2007.  As a result of this material weakness, management has concluded that the Company’s disclosure controls and procedures and internal controls over financial reporting were not effective as of April 30, 2007.

The Company has had in place, since fiscal 2007, an effective contract review control to, among other things, detect and record embedded derivatives in all new contracts.  As well, as a result of the adoption of new Canadian accounting standards for financial instruments the Company has reviewed all relevant contracts entered into prior to the new contract review control being implemented.  Between the filing of the Original Annual Report on Form 20-F and the Amended Report, the Company made improvements to its controls to value and record embedded derivatives in all contracts.

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

REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control Over Financial Reporting can be found on page 103 of this Amended Report.  The Company’s independent auditors, Ernst & Young LLP, a registered public accounting firm has audited the accompanying annual consolidated financial statements for fiscal 2007 and the Company’s internal control over financial reporting.  Their attestation report can be found on page 105 of this Amended Report.

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

The financial statements and supplementary information required to be filed under this item are presented on pages 103 through 164 of this Amended Report.  Such financial statements and supplementary information supersede the financial statements contained in Item 17 of the Annual Report on Form 20-F, furnished on September 17, 2007.

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

After the Company filed its Original Annual Report on Form 20-F for the year ended April 30, 2007, the Company identified an error in its previously issued audited consolidated financial statements and concluded that the financial statements included in the Original Annual Report on Form 20-F should be restated, as discussed in Notes 32 and 33 to the consolidated financial statements included elsewhere in this Amended Report.  The Company determined that this error resulted from a material weakness in the operating effectiveness of the Company's internal controls over financial reporting relative to the identification of and accounting for embedded derivatives under US GAAP.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

As a result of the deficiency described above, the Company’s management has revised its earlier assessment and has now concluded that the Company had a material weakness as at April 30, 2007 and, therefore, the Company’s internal control over financial reporting was not effective as of such date.

The framework on which such re-evaluation was based is contained in the report entitled “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO” Report”).

Management’s revised assessment of the effectiveness of the Company’s internal controls over financial reporting as of April 30, 2007, has been audited by Ernst & Young LLP, the independent auditors, who also audited the Company’s consolidated financial statements for the year ended April 30, 2007.  As stated in the Report of Independent Registered Public Accounting Firm on Internal Controls they have expressed an unqualified opinion on management’s revised assessment of the Company’s internal control over financial reporting and because of the effect of the material weakness described above they have amended their opinion and now conclude that the Company has not maintained effective internal control over financial reporting as of April 30, 2007.

Sylvain Allard, MBA President and Chief Executive Officer	Rick Davis, CA Senior Vice President and Chief Financial Officer
Vancouver, Canada
January 24, 2008

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

As described in Note 32, the consolidated financial statements have been restated.

We have also audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of April 30, 2007 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 26, 2007 (except for internal control over financial reporting related to Note 34(b), as to which the date is September 17, 2007, and Notes 32and 33and the material weakness described in the sixth paragraph of that report, as to which the date is January 24, 2008) expressed an unqualified opinion on management’s assessment and an adverse opinion on the effectiveness of internal control over financial reporting.

Chartered Accountants
Vancouver, Canada
July 26, 2007 (except for Note 34(b), as to which the date is September 17, 2007, and Notes 32and 33, as to which the date is January 24, 2008)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROLS
(UNDER THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES))

To the Board of Directors and Shareholders of CHC Helicopter Corporation

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that CHC Helicopter Corporation did not maintain effective internal control over financial reporting as of April 30, 2007, because controls relating to embedded derivative identification were not properly designed to provide reasonable assurance that certain embedded derivative instruments related to the Company’s contracts would be properly recorded and disclosed in the consolidated financial statements, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).  CHC Helicopter Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our report dated July 26, 2007 (except for internal control over financial reporting related to notes 33 and 34(b) of the 2007 consolidated financial statements as to which the date is September 17, 2007), we expressed an unqualified opinion on management’s previous assessment that the Company maintained effective internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.  As described in the following paragraph, the Company subsequently identified a misstatement in its annual consolidated financial statements.  Such matter was considered to be a material weakness as further discussed in the following paragraph.  Accordingly management has revised its assessment about the effectiveness of the Company’s internal control over financial reporting and our present opinion on the effectiveness of the Company’s internal control over financial reporting as of April 30, 2007, as expressed herein, is different from that expressed in our previous report.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  The following material weakness has been identified and included in management’s assessment.  In its assessment as of April 30, 2007, management has concluded that the controls in place relating to embedded derivative identification were not properly operating effectively to provide reasonable assurance that certain embedded derivative instruments relating to the Company’s contracts would be properly recorded and disclosed in the financial statements, and that this is a material weakness in internal control over financial reporting.  As a result, on January 23, 2008 the Company’s Board of Directors approved the Restatement of the Company’s previously issued consolidated financial statements for the years ended April 30, 2007, 2006 and 2005.  Since the initial documentation did not include certain contracts that contained terms that would be considered embedded derivatives under the requirements of SFAS No. 133, any changes in the market value of these embedded derivatives should have been recorded through the Consolidated Statements of Income in Notes 32 and 33 to the Company’s consolidated financial statements reconciling the consolidated financial statements to accounting principles generally accepted in the United States of America.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated July 26, 2007, except for Note 34(b), as to which the date is September 17, 2007, and Notes 32 and 33, as to which the date is January 24, 2008, on those consolidated financial statements.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of BHS - Brazilian Helicopter Services Taxi Aero S.A., which is included in the April 30, 2007 consolidated financial statements of CHC Helicopter Corporation and constituted $58 million (2.8%) and $25 million (4.4%) of total and net assets, respectively, as of April 30, 2007 and $6 million (0.5%) of revenues for the year then ended.  The net loss of BHS – Brazilian Helicopter Services Taxi Aero S.A. included in CHC Helicopter Corporation’s consolidated net income was $0.3 million (0.7%) for the year ended April 30, 2007.  Our audit of internal control over financial reporting of CHC Helicopter Corporation also did not include an evaluation of the internal control over financial reporting of BHS - Brazilian Helicopter Services Taxi Aero S.A.

In our opinion, management’s assessment that CHC Helicopter Corporation did not maintain effective internal control over financial reporting as of April 30, 2007, is fairly stated, in all material respects, based on the COSO criteria.  Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, CHC Helicopter Corporation did not maintain effective internal control over financial reporting as of April 30, 2007 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CHC Helicopter Corporation as at April 30, 2007 and 2006 and the consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the three-year period ended April 30, 2007 and our report dated July 26, 2007 (except for Note 34(b), as to which the date is September 17, 2007, and Notes 32and 33, as to which the date is January 24, 2008) expressed an unqualified opinion thereon.

Chartered Accountants
Vancouver, Canada
July 26, 2007 (except for internal control over financial reporting related to Note 34(b),as to which the date is September 17, 2007, and Notes 32and 33and the material weakness described in the sixth paragraph above, as to which the date is January 24, 2008)

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

Restatement

The Company concluded that the reconciliation to accounting principles generally accepted in the United States note to its consolidated financial statements for the years ending April 30, 2007, 2006, 2005 and 2004 should be restated to record the impact of foreign currency embedded derivatives that required separation from their host contracts under SFAS 133 – Accounting for Derivative Instruments and Hedging Activities.  Consequently, this Amended Report supersedes the Company’s Original Annual Report on Form 20-F.  The adjustment to record these embedded derivatives is reflected appropriately in the financial statements prepared in accordance with Canadian GAAP and therefore, only the reconciliation to US GAAP and supplemental guarantor financial information notes will be impacted by the restatement.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

The decision to restate the Company’s financial statements was based on the results of an internal review of existing and expired non-financial contracts during the adoption of the new financial instruments guidance under Canadian GAAP.  The internal review identified certain foreign currency embedded derivatives that should have been separated from their host contracts under US GAAP in prior periods.  The Company has concluded that there was a material accounting error in the fiscal years ended April 30, 2005 and 2007 and has adjusted this error and corrections relating to the fiscal years ended April 30, 2006 and 2004 for the same issue.  The host contracts containing these embedded derivatives were all entered into in fiscal 2004 and beyond.  Therefore, there is no impact on net earnings according to US GAAP in fiscal years prior to 2004.

As a result of the restatement, net earnings according to US GAAP for the fiscal years ended April 30, 2006, 2005 and 2004 decreased by $0.5 million, $6.3 million and $0.6 million, respectively.  Net earnings according to US GAAP for the fiscal year ended April 30, 2007 increased by $1.8 million.

 The impact of these changes on reported prior period financial statements is as follows:

Consolidated Statements of Earnings and Comprehensive Earnings According to US GAAP

	Year Ended April 30, 2007	Year Ended April 30, 2006	Year Ended April 30, 2005
Financing Charges	$2,510	$(717)	$(8,683)
Operating Income	2,510	(717)	(8,683)
Income tax recovery (provision)	(706)	201	2,432
Net earnings (loss) according to US GAAP	$1,804	$(516)	$(6,251)
Comprehensive earnings (loss) according to US GAAP	$1,804	$(516)	$(6,251)
Net earnings (loss) per share according to US GAAP
Basic	$0.04	$(0.01)	$(0.15)
Diluted	$0.04	$(0.01)	$(0.14)

Consolidated Balance Sheets According to US GAAP

	As at April 30, 2007	As at April 30, 2006	As at April 30, 2005
Assets
Future income tax assets	$2,168	$2,874	$2,673
	$2,168	$2,874	$2,673
Liabilities
Other liabilities	7,751	10,261	9,544
Retained earnings, end of year	(5,583)	(7,387)	(6,871)
	$2,168	$2,874	$2,673

Consolidated Statements of Cash Flows According to US GAAP

These restatements did not have any impact on cash flows from operating, investing or financing activities.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(a)	Consolidated statements of earnings and comprehensive earnings

	Year Ended April 30,
	2007 (Restated)	2006 (Restated)	2005 (Restated)
Net earnings according to Canadian GAAP	$43,964	$90,710	$56,519
Pre-operating expenses (i)	(2,369)	3,261	(3,515)
Tax impact of pre-operating expenses (ix)	684	(1,065)	1,168
Unrealized gain (loss) on ineffective hedges (ii)	(9,765)	43,803	(4,796)
Tax impact of unrealized gain (loss) on ineffective hedges (ix)	1,738	(7,256)	778
Amortization of guarantees recognized (iii)	(2,002)	(1,365)	(827)
Tax impact of amortization of guarantees recognized (ix)	602	533	225
Proportionate foreign currency translation ("CTA") (gain) loss due to partial reduction in subsidiary net investments (iv)	(282)	2,612	-
Tax impact of CTA (gain) loss (ix)	96	(891)	-
Foreign currency embedded derivatives (xi)	2,510	(717)	(8,683)
Tax impact of foreign currency embedded derivatives (ix)	(706)	201	2,432
Other, net of tax	243	277	(448)
Net earnings according to US GAAP	34,713	130,103	42,853
Other comprehensive earnings
Foreign currency translation (v)	42,059	(79,713)	8,588
Minimum pension liability (vi)	14,989	23,702	(78,117)
Tax impact of minimum pension liability (ix)	(4,580)	(7,242)	23,412
Foreign currency cash flow hedges (vii)
Unrealized holding gains arising during the period	252	8,166	7,052
Less: reclassification adjustment for gains included in net earnings	(3,480)	(3,857)	(4,487)
Tax impact on foreign currency cash flow hedges (ix)	1,180	(1,575)	(1,052)
Unrealized gains on securities (viii)
Unrealized holding gains arising during the period	-	2,319	1,688
Less: reclassification adjustment for gains included in net earnings	-	(4,007)	-
Tax impact on unrealized gains on securities (ix)	-	301	(301)
Comprehensive earnings according to US GAAP	$85,133	$68,197	$(364)
Net earnings per share according to US GAAP
Basic	$0.82	$3.10	$1.02
Diluted	$0.75	$2.82	$0.93

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(b)	Consolidated balance sheets

	April 30, 2007		April 30, 2006
	Canadian GAAP	US GAAP (Restated)	Canadian GAAP	US GAAP (Restated)
Current future income tax assets (ii)	$32,169	$30,958	$26,859	$25,648
Other current assets (iii)	552,675	554,677	378,908	379,985
Property and equipment, net (x)	1,092,664	1,273,566	919,364	920,613
Long-term future income tax assets (i,iii,iv,vi,xi)	34,678	72,410	39,848	56,657
Other assets (i,iii,vi,viii)	390,033	370,042	321,103	307,520
	$2,102,219	$2,301,653	$1,686,082	$1,690,423
Current future income tax liabilities (ii,vii)	$9,813	$10,561	$8,852	$10,177
Other current liabilities (vii,x)	698,415	876,081	274,805	271,437
Long-term debt	64,168	64,168	150,982	151,287
Senior subordinated notes	442,680	442,680	448,120	448,120
Other liabilities (ii,iii,vi,vii,xi)	142,691	275,735	135,881	204,020
Long-term future income tax liabilities (ii,vi,vii,viii)	193,172	182,848	176,708	170,331
Shareholders’ equity
Class A subordinate voting shares	235,346	234,538	223,241	223,241
Class A subordinate voting employee share purchase loans	(1,254)	(1,254)	(1,502)	(1,502)
Class B multiple voting shares	18,413	18,413	18,413	18,413
Contributed surplus	5,042	5,042	4,363	3,412
Foreign currency translation adjustment (ii,iv,v)	(40,800)	-	(66,262)	-
Accumulated other comprehensive loss (v,vi,vii,viii)	-	(147,486)	-	(136,039)
Retained earnings (i,ii,iii,iv,xi)	334,533	340,327	312,481	327,526
	$2,102,219	$2,301,653	$1,686,082	$1,690,423

(i)	Pre-operating expenses

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

(xi)	Foreign currency embedded dervatives

Under US GAAP, the Company is required to record embedded derivatives that require separation from their host contracts as prescribed by FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.

(c)	Consolidated statements of cash flows

Under Canadian GAAP, the presentation of a subtotal of the amount of cash provided by operating activities before the change in non-cash working capital in the statement of cash flows is permitted.  Under US GAAP, such presentation is not permitted.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

(d)	Consolidated statements of changes in shareholders’ equity

	2007 (Restated)	2006 (Restated)	2005 (Restated)
Capital Stock
Balance, beginning of year	$240,152	$239,469	$238,428
Shares issued to employees for cash
Share option plan	5,611	-	668
Share purchase plan	686	496	239
Debt conversion	5,000	-	-
Change in employee share purchase loans	248	187	134
Balance, end of year	251,697	240,152	239,469
Contributed Surplus
Balance, beginning of year	3,412	2,340	2,340
Stock based compensation expense	1,630	1,072	-
Balance, end of year	5,042	3,412	2,340
Retained Earnings
Balance, beginning of year	327,526	214,506	184,458
Net earnings	34,713	130,103	42,853
Dividends	(21,912)	(17,083)	(12,805)
Balance, end of year	340,327	327,526	214,506
Accumulated Other Comprehensive Loss, Net of Tax
Balance, beginning of year	(136,039)	(74,133)	(30,916)
Foreign currency translation adjustment	42,059	(79,713)	8,588
Minimum pension liability	10,409	16,460	(54,705)
Unrealized gains on foreign currency cash flow hedges	(2,048)	2,734	1,513
Unrealized gains on securities	-	(1,387)	1,387
FAS 158 cumulative adjustment	(61,867)	-	-
Balance, end of year	$(147,486)	$(136,039)	$(74,133)
Shareholders' equity, end of year	$449,580	$435,051	$382,182

(e)	Other supplemental disclosures

	2007	2006
Payables - trade	$238,641	$138,800
Accruals	85,468	71,965
Interest accrual	16,803	16,881
Total payables and accruals	$340,912	$227,646

New Accounting Standards

(i)	Fair Value Measurements

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

(iii)	Quantifying Misstatements in the Financial Statements

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

We account for our investments in subsidiaries by the cost method for internal financial statement purposes and by the equity method in the following summarized financial information. US GAAP was employed in the preparation of the summarized financial information. Certain figures have been restated as a result of the restatement outlined in Note 32.

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

	2007 (Restated)
As at April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$9,981	$47,681	$31,849	$-	$89,511
Receivables	36,800	194,100	79,009	(32,142)	277,767
Inventory	-	15,873	110,442	-	126,315
Other current assets	2,098	43,482	16,454	26,047	88,081
Assets of discontinued operations	-	3,961	-	-	3,961
	48,879	305,097	237,754	(6,095)	585,635
Property and equipment, net	-	794,229	482,337	(3,000)	1,273,566
Investments	655,905	336,173	73,565	(1,058,165)	7,478
Long-term intercompany	543,623	(222,885)	(236,307)	(84,431)	-
Other long-term assets	36,031	214,510	166,233	(269)	416,505
Assets of discontinued operations	-	18,469	-	-	18,469
	$1,284,438	$1,445,593	$723,582	$(1,151,960)	$2,301,653

Liabilities and shareholders' equity
Current liabilities
Payables and accruals	$15,979	$150,226	$167,367	$7,340	$340,912
Other current liabilities	155,970	$322,743	$49,847	$14,191	542,751
Liabilities of discontinued operations	-	2,979	-	-	2,979
	171,949	475,948	217,214	21,531	886,642
Long-term debt	57,651	4,018	2,499	-	64,168
Senior subordinated notes	442,680	-	-	-	442,680
Other liabilities	(1,483)	160,003	166,519	(52,204)	272,835
Future income tax liabilities	7,126	34,724	73,249	67,749	182,848
Liabilities of discontinued operations	-	2,900	-	-	2,900
Shareholders' equity
Capital stock	251,697	88,424	44,876	(133,300)	251,697
Contributed surplus	5,042	137,689	(54,381)	(83,308)	5,042
Accumulated other comprehensive earnings (loss)	9,449	(169,565)	19,437	(6,807)	(147,486)
Retained earnings	340,327	711,452	254,169	(965,621)	340,327
	$1,284,438	$1,445,593	$723,582	$(1,151,960)	$2,301,653

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

	2007 (Restated)
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated

Revenue	$-	$752,229	$586,597	$(189,719)	$1,149,107
Direct costs	1,207	(657,756)	(443,124)	172,590	(927,083)
General and administration costs	-	(43,388)	-	-	(43,388)
Amortization	-	(20,662)	(45,482)	1,041	(65,103)
Restructuring recovery	-	1,350	991	-	2,341
Gain (loss) on disposals of assets	(6)	(4,618)	3,313	(1,676)	(2,987)
Operating income	1,201	27,155	102,295	(17,764)	112,887
Financing charges	(6,384)	(37,965)	(27,315)	3,991	(67,673)
Earnings (loss) from continuing operations before income taxes and undernoted items	(5,183)	(10,810)	74,980	(13,773)	45,214
Equity in earnings of associated companies	16,527	38,096	-	(53,570)	1,053
Intercompany charges	10,484	25,919	(34,634)	(1,769)	-
Income tax recovery (provision)	12,885	(17,538)	(2,970)	(6,908)	(14,531)
Net earnings from continuing operations	34,713	35,667	37,376	(76,020)	31,736
Net earnings from discontinued operations	-	2,167	-	-	2,167
Net earnings before extraordinary item	34,713	37,834	37,376	(76,020)	33,903
Extraordinary item, net of tax	-	1,268	1,500	(1,958)	810
Net earnings	34,713	39,102	38,876	(77,978)	34,713
Retained earnings, beginning of year	327,526	672,350	215,293	(887,643)	327,526
Dividends	(21,912)	-	-	-	(21,912)

Retained earnings, end of year	$340,327	$711,452	$254,169	$(965,621)	$340,327

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

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

	2006 (Restated)
As at April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$(39,320)	$60,022	$5,629	$-	$26,331
Receivables	21,645	156,404	82,750	(14,582)	246,217
Inventory	-	21,570	70,314	-	91,884
Other current assets	(1,108)	9,641	5,300	23,511	37,344
Assets of discontinued operations	-	3,857	-	-	3,857
	(18,783)	251,494	163,993	8,929	405,633
Property and equipment, net	7	523,385	405,808	(8,587)	920,613
Investments	639,112	225,649	105,928	(965,267)	5,422
Long-term intercompany	539,055	(257,432)	(138,892)	(142,731)	-
Other long-term assets	39,933	183,370	118,047	(60)	341,290
Assets of discontinued operations	-	17,465	-	-	17,465
	$1,199,324	$943,931	$654,884	$(1,107,716)	$1,690,423

Liabilities and shareholders' equity
Current liabilities
Payables and accruals	$25,572	$104,588	$94,103	$3,383	$227,646
Other current liabilities	24,539	4,694	9,825	10,873	49,931
Liabilities of discontinued operations	-	4,037	-	-	4,037
	50,111	113,319	103,928	14,256	281,614
Long-term debt	101,620	49,575	92	-	151,287
Senior subordinated notes	448,120	-	-	-	448,120
Other liabilities	13,740	124,044	118,561	(55,775)	200,570
Future income tax liabilities	13,902	28,953	71,229	56,247	170,331
Liabilities of discontinued operations	-	3,450	-	-	3,450
Shareholders' equity
Capital stock	240,152	88,157	42,118	(130,275)	240,152
Contributed surplus	3,412	30,782	48,934	(79,716)	3,412
Accumulated other comprehensive earnings (loss)	741	(166,699)	54,729	(24,810)	(136,039)
Retained earnings	327,526	672,350	215,293	(887,643)	327,526
	$1,199,324	$943,931	$654,884	$(1,107,716)	$1,690,423

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

	2006 (Restated)
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated

Revenue	$-	$699,532	$475,807	$(178,252)	$997,087
Direct costs	(670)	(623,553)	(387,343)	223,295	(788,271)
General and administration costs	-	(27,895)	-	-	(27,895)
Amortization	-	(26,637)	(27,156)	(1,413)	(55,206)
Restructuring costs	-	(11,904)	(4,246)	-	(16,150)
Gain (loss) on disposals of assets	-	12,404	8,258	(20,667)	(5)
Operating income (loss)	(670)	21,947	65,320	22,963	109,560
Financing charges	23,228	(10,265)	(18,922)	495	(5,464)
Earnings from continuing operations before income taxes and undernoted items	22,558	11,682	46,398	23,458	104,096
Gain on sale of long-term investments	-	37,558	-	-	37,558
Equity in earnings of associated companies and non-controlling interest	107,906	25,084	(66)	(126,360)	6,564
Intercompany charges	-	20,690	(20,690)	-	-
Income tax provision	(361)	(12,963)	(7,673)	1,877	(19,120)
Net earnings from continuing operations	130,103	82,051	17,969	(101,025)	129,098
Net earnings from discontinued operations	-	1,005	-	-	1,005
Net earnings	130,103	83,056	17,969	(101,025)	130,103
Retained earnings, beginning of year	214,506	589,294	197,324	(786,618)	214,506
Dividends	(17,083)	-	-	-	(17,083)

Retained earnings, end of year	$327,526	$672,350	$215,293	$(887,643)	$327,526

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

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

	2005 (Restated)
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated

Revenue	$-	$673,940	$387,296	$(106,994)	$954,242
Direct costs	471	(538,631)	(308,995)	109,345	(737,810)
General and administration costs	-	(35,279)	-	-	(35,279)
Amortization	123	(24,313)	(25,705)	(221)	(50,116)
Restructuring costs	-	(15,110)	(2,280)	-	(17,390)
Gain (loss) on disposals of assets	-	(223)	4,101	251	4,129
Fair value adjustment	-	-	(14,260)	-	(14,260)
Operating income	594	60,384	40,157	2,381	103,516
Debt settlement costs	(1,043)	(974)	-	-	(2,017)
Financing charges	(9,903)	(12,752)	(27,990)	(262)	(50,907)
Earnings (loss) from continuing operations before income taxes and undernoted items	(10,352)	46,658	12,167	2,119	50,592
Equity in earnings of associated companies and non-controlling interest	50,805	31,261	(288)	(76,586)	5,192
Intercompany charges	-	9,451	(9,451)	-	-
Income tax recovery (provision)	2,400	(14,336)	(7,321)	(3,264)	(22,521)
Net earnings from continuing operations	42,853	73,034	(4,893)	(77,731)	33,263
Net earnings from discontinued operations	-	9,590	-	-	9,590
Net earnings	42,853	82,624	(4,893)	(77,731)	42,853
Retained earnings, beginning of year	184,458	506,670	202,217	(708,887)	184,458
Dividends	(12,805)	-	-	-	(12,805)

Retained earnings, end of year	$214,506	$589,294	$197,324	$(786,618)	$214,506

CHC Helicopter Corporation
Notes to the Consolidated Financial Statements
April 30, 2007, 2006 and 2005
(Tabular amounts in thousands unless otherwise noted, except per share amounts)

	2005
For the year ended April 30	CHC Helicopter Corporation	Guarantor subsidiaries	Non-Guarantor subsidiaries	Eliminations	Consolidated

Operating activities
Cash flow from operations	$(151)	$124,856	$(23,343)	$-	$101,362

Financing activities
Long-term debt proceeds	356,258	(24)	32,209	(3,759)	384,684
Long-term debt repayments	(242,588)	(3,304)	(794)	3,759	(242,927)
Dividends paid	(11,596)	-	-	-	(11,596)
Capital stock issued	907	-	-	-	907
Other	(7,363)	-	(125)	-	(7,488)
	95,618	(3,328)	31,290	-	123,580

Investing activities
Property and equipment additions	-	(167,005)	(67,737)	-	(234,742)
Helicopter major inspections	-	(11,939)	(3,600)	-	(15,539)
Proceeds from disposal	-	39,798	51,127	-	90,925
Aircraft deposits	-	(53,360)	377	-	(52,983)
Restricted cash	-	(1,985)	(3,338)	-	(5,323)
Investment in subsidiaries, net of cash acquired	-	(17,984)	-	-	(17,984)
Other	56	(7,161)	30	-	(7,075)
	56	(219,636)	(23,141)	-	(242,721)
Effect of exchange rate changes on cash and cash equivalents	-	(4,116)	288	-	(3,828)

Cash provided by (used in) continuing operations	95,523	(102,224)	(14,906)	-	(21,607)
Cash provided by discontinued operations	-	105	11,814	-	11,919
Change in cash and cash equivalents during the year	95,523	(102,119)	(3,092)	-	(9,688)
Cash and cash equivalents, beginning of year	1,168	43,263	16,648	-	61,079
Cash and cash equivalents, end of year	$96,691	$(58,856)	$13,556	$-	$51,391

34.	SUBSEQUENT EVENT

(a)	Sale of Survival-One

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
1.2
Certificates of Amendment to Articles of Amalgamation dated November 2, 1993, February 23, 1994, December 24, 1996, December 9, 1997, November 18, 2003 and April 14, 2005 filed as Exhibit 1.2 to the Original Annual Report on Form 20-F and incorporated herein by reference.

1.3	Bylaws, as amended - filed as Exhibit 1.2 to the Company’s Form 20-F for fiscal 2002 dated September 17, 2002 and incorporated herein by reference.
1.4	Amendments to By-laws filed as Exhibit 1.4 to the Original Annual Report on Form 20-F and incorporated herein by reference.
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

4.4
Second Amended and Restated US $225,000,000 Senior Credit Agreement dated as of December 22, 2004 among The Bank of Nova Scotia, as Administrative Agent, The Lenders from time to time party to this Agreement and the Company, as amended by the amending agreements dated as of February 2, 2005, March 11, 2005, June 10, 2005, June 19, 2006, September 12, 2006, March 9, 2007 and April 26, 2007 filed as Exhibit 4.4 to the Original Annual Report on Form 20-F and incorporated herein by reference.

4.6	Employee Share Option Plan, as amended March 3, 2003 and September 28, 2006 filed as Exhibit 4.6 to the Original Annual Report on Form 20-F and incorporated herein by reference.
4.9	Employee Share Purchase Plan, filed as Exhibit 4.9 to the Company’s Form 20-F for fiscal 2001 dated September 13, 2001 and incorporated herein by reference.
4.10	Share Appreciation Rights Plan, filed as Exhibit 4.10 to the Company’s Form 20-F for fiscal 2001 dated September 13, 2001 and incorporated herein by reference.
7.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges filed as Exhibit 7.1 to the Original Annual Report on Form 20-F and incorporated herein by reference.
8.1	Significant Subsidiaries filed as Exhibit 8.1 to the Original Annual Report on Form 20-F and incorporated herein by reference.
12.1	Section 302 Certification by Chief Executive Officer
12.2	Section 302 Certification by Chief Financial Officer
13.1	Section 906 Certification by Chief Executive Officer
13.2	Section 906 Certification by Chief Financial Officer

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: January 24, 2008	CHC HELICOPTER CORPORATION BY: /s/ Rick Davis Rick Davis Senior Vice-President & Chief Financial Officer